



OUR COMMITMENT

2008 Consolidated Reports and Accounts

UniCredit S.p.A
Registered Office: Rome, A. Specchi, 16
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 7,170,400,150.00 fully paid in

UniCredit Group


OUR COMMITMENT

Our Commitment is Our Strength

2008 was a year that posed significant challenges to the global economy, to the financial services industry and to our business.
To date, our business model remains sound, and our outlook is positive for our future operations.

We remain positive because we know that we can count on our greatest strength. It is our solid and rigorous commitment - to our customers, to our people, to our investors, to the communities we serve, to our core values, to culture, to quality in everything we do, and to the sustainable success of our enterprise.

Every day we renew that commitment through the efforts and expertise of more than 174,000 people in 22 countries.

That is why this year's Annual Report features the photographs and words of UniCredit Group employees. No one could express our commitment more eloquently than the men and women who live it every day.

They speak to you from our branches and offices across Europe. Each message is different. Each expresses what commitment means to them, to their customers, and to their colleagues every single working day.

We feel that their words, their ideas truly capture the spirit of UniCredit Group – the spirit of commitment, our greatest strength.

2008 Consolidated Reports and Accounts

«The secret of our strength is quite simple: we do not follow corporate values handed down to us from a sheet of paper.
We exemplify through our own lives what the sheet

Oliver Riedl
Germany

«The network of our Group allows us to support our customers with different specialized products. The values of the Integrity Charter differentiate our Group. Different languages, different cultures, different working experiences, but one Group, one commitment and one way - straight forward! That is our strength.»

Christian Kiss
Austria





Board of Directors and Board of Statutory Auditors

Board of Directors

Dieter Rampl	Chairman
Gianfranco Gutty	First Deputy Chairman
Franco Bellei Berardino Libonati Fabrizio Palenzona Anthony Wyand	Deputy Chairmen
Alessandro Profumo	CEO
Manfred Bischoff Vincenzo Calandra Buonaura Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Max Dietrich Kley Marianna Li Calzi Salvatore Ligresti Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Hans-Jürgen Schinzler Nikolaus von Bomhard Franz Zwickl	Directors
Lorenzo Lampiano	Company Secretary

Board of Statutory Auditors

Giorgio Loli	Chairman
Gian Luigi Francardo Siegfried Mayr Aldo Milanese Vincenzo Nicastro	Standing Auditors
Massimo Livatino Giuseppe Verrascina	Alternate Auditors
KPMG S.p.A.	**External Auditors**
Ranieri de Marchis	**Nominated Official in charge of drawing up Company Accounts**


«We are the people
who determine our future.
There is no doubt that the
atmosphere of our Group
and beneficial
relationships with our
clients depend on us.
To achieve this, we should
stand by our moral and
professional convictions
and also consider our
people's opinions.
When we commit
ourselves to that principle,
then we will succeed at

Julia Shagova
Russian Federation

2008 Consolidated Reports and Accounts

Annual Review

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
- **A dash (-)** indicates that the item/figure is inexistent;
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are in **millions of euros.**

Consolidated Accounts

Corporate Social Responsibility information is being provided in the separate Sustainability Report volume

Lucia Rossi De Gasperis
Italy

«Every day, my work requires the use of both brain and heart. Using your brain means creating value with each service delivered. And using your heart means letting the customer feel the commitment you put into





Niccolò Ceci
Italy

**«There is always a way to meet the customer's needs. Along this path, our experience serves as our compass and the customer's satisfaction is our final destination.
The work we do along the entire journey is our commitment.
The certainty of the result is our strength.»**

Introduction

Chairman's message to the Shareholders



"We have, however, still been able to report a substantial profit, thanks to our choice to remain focused on our core mission of intermediating and lending.
As the crisis points to a "back to basics" for the global banking system, we believe our strategy has been vindicated."



Dear fellow Shareholders,

As I present our results for 2008, I cannot but put them into the context of the extraordinary events of the past year - events that continue to have a profound effect on the global financial system.

As you know, while the turmoil triggered by the subprime crisis was still unraveling, the Lehman Brothers case caused sudden, widespread and unprecedented disruption in financial markets, shattering investor confidence in the global financial system and leading to a precipitous deterioration in the global growth outlook. As a consequence, stock markets plummeted in the second half of 2008, with the banking sector falling the fastest and farthest. In 2008, the Dow Jones Stoxx 600 index in Europe declined by 46% and the banking sector index fell by 65%. The decline has continued unabated into the first months of 2009.

Governments and Central Banks worldwide have reacted with equally unprecedented decisiveness - with large liquidity injections, drastic interest rate reductions and support to the banks' funding and recapitalization needs.
In some cases, governments were compelled to become major shareholders of those banks which had been most weakened by the financial crisis.
These stabilization efforts by governments and Central Banks, agreed and simultaneously implemented at a global level, are aimed at protecting consumers and producers, easing the impact of the crisis on the real economy by restoring confidence in markets and stability in the financial system. We are confident that these ongoing efforts will ultimately succeed.

The ongoing financial crisis has fundamentally changed the global financial system in ways that we probably do not yet fully understand, and we are faced with the dual challenge of weathering the current crisis while anticipating and preparing for a global banking environment that will be profoundly different from that of the last ten years.

In this extraordinarily difficult year, which has seen a number of our peers experience record losses and some cease operations entirely, our results have also fallen short of our targets and expectations, and we are disappointed by the performance of our share price. We have, however, still been able to report a substantial profit, thanks to our choice to remain focused on our core mission of intermediating and lending. As the crisis points to a "back to basics" for the global banking system, we believe our strategy has been vindicated. But while we are heartened by this result, we remain humble and fully aware of the magnitude of the challenges and risks that still lie ahead.

The 2008 results prove that the fundamentals of our operations are strong. The structural integrity, geographical breadth, and diversity of our organization provide precious stability in these uncertain times. But most importantly, our ability to remain profitable amid the global crisis would not have been possible without the tireless work of our colleagues in the 22 countries in which we operate. They have done a tremendous job under the most challenging circumstances.
The past year demonstrates why we so strongly believe that our people are our most valuable asset. It is our people who make our operation sustainable.

Together with our people, corporate governance remains a top priority as we continue to strengthen the UniCredit Group business model and culture.

In line with our Group Corporate Governance model, we did not award bonuses to top managers. And we are implementing several actions to reduce our headcount and our cost base in 2009. These are extremely tough choices, but we believe they will both strengthen our results-oriented corporate culture and make our organization more efficient and better placed to meet the challenges ahead.

To the same purpose, we have taken decisive steps to bolster our capital base, in order to be better prepared for the worsening economic environment, but also recognizing that the persistent elevated uncertainty is pushing many banks to raise their capital ratios to reassure investors. This would not have been possible without the strong support of our shareholders.

A stronger capital base, a leaner cost structure and the renewed support of our shareholders put us on a strong footing to continue pursuing our objectives. We are mindful of our responsibility to our customers, especially now that access to credit has become a foremost concern for corporates and households. We are committed to standing by our clients and help them weather the economic storm, through the efforts of our extensive network. By remaining faithful to our core mission of intermediating and lending, we will thereby do our part to help foster a recovery and restore confidence. This will also be the most direct and effective way for us to support the communities in which we operate, and so fulfill our responsibility to all our stakeholders.

Chairman's message to the Shareholders (CONTINUED)

And speaking of our communities, we are still as proud as ever of the breadth of our international presence, and confident that this will continue to be a source of strength and our main competitive advantage. During the crisis the breadth of our operations has sometimes been criticized as a weakness, and our involvement in Central and Eastern Europe has recently come to be seen as a vulnerability rather than a strength. We remain convinced that our cross-border nature will prove to be a winning card. Austria, Germany, Italy, Poland, Turkey and the other CEE countries where we operate are all our home markets, and we remain fully committed to continue fulfilling our responsibility of a domestic player with international reach, leveraging our local knowledge and diversified network to the joint benefit of the national communities and our global bottom line.

Our first and foremost responsibility is of course to our shareholders, and we will redouble our efforts to exercise prudence and effective risk management in all our activities. Lending inevitably becomes riskier in a recession, and as we continue to extend credit we will exercise the utmost care in risk assessment. We will also redouble our efforts to further increase transparency in all our operations.

We enter 2009 with renewed dedication and enthusiasm, fully aware of the risks and challenges that lie ahead, but also confident in our ability to meet them, and to repay and reward our shareholders' unwavering support.

Dieter Rampl
Chairman

"We enter 2009 with renewed dedication and enthusiasm, fully aware of the risks and challenges that lie ahead, but also confident in our ability to meet them, and to repay and reward our shareholders' unwavering support."

«We had a foreign tourist turn to us with a problem. Even though it was not possible to resolve his problem from our office, I took my time to help him. I think he left satisfied, reassured that his bank is there for him anywhere he goes. These are the moments when we can show our true commitment to the bank and our customers. Every one of our employees represents the

Peter Bodensteiner
Germany

«One of our core values is trust. Trust is the most important asset in financial markets. In our business, we receive the trust of our clients every time they use UniCredit Group as their point of entry to international markets. This makes it necessary every day to work towards earning our clients' trust for

Reet Trumm
Estonia



UniCredit Group Profile

Highlights

UniCredit Group operates in 22 European countries, with more than 174,000 employees and over 10,200 branches.

UniCredit Group benefits from a strong European identity, extensive international presence and broad customer base. Its strategic position in Western and Eastern Europe allows it to have one of the region's highest market shares.




Countries where UniCredit Group has banking subsidiaries or banks in which it has a significant equity interest.

	(€ million)
Operating Income	26,866
Operating Profit	10,174
ROE*	9.5%
Shareholders' equity	54,999
CORE TIER 1	6.45%[3]

* Calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge), net of goodwill arising from the business combination with HVB and Capitalia, which were carried out with an exchange of shares and recorded in accordance with IFRS3.

1. FTE = number of employees including delegation from, excluding delegation to and unpaid leaves. All the people are counted for the rate of presence (paid quota). This number includes Apprentices.
2. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services Group branches. The increase over December 31, 2007 is partly due to the inclusion of Ukrsotsbank (472 branches as at December 31, 2008).
3. After Capital Strengthening.
4. Item 120 in profit and loss.



EMPLOYEES BY COUNTRY[1] (%)



Italy
Germany
Austria
Poland
Turkey
Others
26
33
10
12
6
13

REVENUES BY GEOGRAPHIES COMMERCIAL BANKING ACTIVITIES[4] (%)



Italy
Germany
Austria
CEE
Others
8
1
12
49
30

EMPLOYEES[1]

over 174,000

BRANCHES[2]

over 10,200

BRANCHES BY REGION[2]



10,251



5,053
2,962
1,043
796
349
48
ITALY
CEE
POLAND
GERMANY
AUSTRIA
OTHERS
TOTAL

UniCredit Group Profile (Continued)

Focus on CEE

UniCredit Group is a market leader in Central and Eastern Europe. As long-term investor, its approach has always been the pursuit of growth through a well-articulated strategy, carefully executed that builds on the region's structural strengths.

Operating in 19 CEE countries, UniCredit Group benefits from geographical diversity and lends its strength to its local CEE banks in the form of substantial competitive advantages, which include its strong brand and reputation, its network's access to international markets and significant economies of scale.




EMPLOYEES BY COUNTRY[5]
20,776
16,887
4,966
3,964
3,903
3,236
1,902
1,902
1,640
1,322
16,233
113
POLAND
TURKEY
CROATIA
RUSSIA
BULGARY
ROMANIA
BOSNIA
HUNGARY
CZECH REPUBLIC
SLOVAKIA
OTHERS CENTRAL EASTERN EUROPE
OTHERS CENTRAL WESTERN EUROPE


BRANCHES BY COUNTRY[6]
1,043
931
536
269
259
161
152
140
119
92
89
72
67
41
27
3
2
2
POLAND
TURKEY
UKRAINE
BULGARY
ROMANIA
BOSNIA
KAZAKHSTAN
CROATIA
HUNGARY
SLOVAKIA
RUSSIA
SERBIA MONTENEGRO
CZECH REPUBLIC
KYRGYZSTAN
SLOVENIA
LITHUANIA
ESTONIA
LATVIA

5. FTE = number of employees including delegation from, excluding delegation to and unpaid leaves. All the people are counted for the rate of presence (paid quota). This number includes Apprentices.

6. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services Group Branches. The increase over December 31, 2007 is partly due to the inclusion of Ukrsotsbank (472 branches as of December 31, 2008).

Divisional Model

NETWORK MANAGEMENT

Retail Networks, Corporate Banking and Private Banking - in charge of customer coverage to maximize long-term value and customer satisfaction.

CENTRALIZED PRODUCT FACTORIES/ KEY BUSINESS FUNCTIONS

Markets & Investment Banking, Asset Management, Leasing, Household Financing, Global Transaction Banking and Retail Marketing & Segments - as value added centers for all geographies.

Divisional Model

GLOBAL SERVICE FACTORIES

Back office, ICT, credit collection, procurement services and real estate - supplying network management divisions and product factories with specialized services.

MULTI-LOCAL APPROACH

Empowering Group's local banks to oversee distribution network and customer relationships.

UniCredit Group Profile (Continued)

Our Values


Freedom to act
Fairness
Trust
Transparency
Respect
Reciprocity
Our Values

For UniCredit Group, generating profit is an essential, but not sufficient, condition for success and growth over time. To ensure the sustainability of profits, the latter must be pursued with integrity, thereby building our reputation both internally and externally.

The Group created the Integrity Charter to reflect the shared Values that are the foundation of our identity. It is the guide for our day-to-day professional life and it sets forth our Values: **T**rust, **T**ransparency, **F**airness, **F**reedom to act, **R**espect and **R**eciprocity.

The Integrity Charter is the framework upon which our daily professional behaviors are based. It informs our actions when we are faced with both routine and unanticipated challenges at work and it helps us make consistent and responsible working decisions.

The Integrity Charter: the Foundation of Our Group's Identity

The Integrity Charter is a living document designed to evolve over time to be current with the ever-changing needs of the environment in which all UniCredit Group companies exist.

The creation of our integrity framework started in 2003, when we defined our core Values. In 2005, these Values were codified in the Integrity Charter, which was the year we first launched "**Integrity Charter Day**" in Italy. We have steadily extended this initiative, year by year, to include all of the countries and companies that comprise UniCredit Group. This annual event, devoted to our Values, provides a time each year to discuss "where we are" in our work to apply our Values to our professional life.

In 2006, in order to guarantee that Integrity Charter Values were properly applied among all colleagues in the Group, we established the **Restorative Justice System** and the Ombudsmen network. These two institutions commenced operations in 2007.

The Restorative Justice System is now operational in 15 countries and will be progressively extended across the entire Group.

All colleagues can consider the Restorative Justice System as a forum in which the dispute can be mediated through dialogue if relationships have been damaged by behavior deemed inconsistent with the Values set out in the Integrity Charter. The Restorative Justice System is brought to life by a group-wide Ombudsmen network composed of Ombudsmen and Mediators.

The Ombudsmen are independent appointees who report directly to UniCredit Group's Chairman. The Mediators are third parties, external to UniCredit Group, who seek to facilitate dialogue between the involved parties.

The Restorative Justice System is testament to the fact that we strongly believe in the Integrity Charter and that we are committed to bringing our Values to life for each colleague in our Group.

Our Integrity Charter:

the Values that Drive our Business.


Urska Kolar Stuklek
Slovenia
«Any offering or proposal I prepare for customers or colleagues is always checked by my conscience.
I ask myself, "Have I considered all options? Is this the best solution?"
I can only commit to my customers and colleagues if the proposal would satisfy me were I standing

Strategy and Results

CEO's Letter to the Shareholders



"In order to rebuild trust, banks will have to refocus on their ability to connect at the grassroots level, which can be achieved only through closer dialogue with stakeholders."



Dear Shareholders,

The year 2008 was characterized by an unprecedented crisis that has compelled all financial players to undertake a critical review of economic and financial models that were until recently in common use.

The rapid pace of development in the international financial system over the previous few years was fostered and accelerated by a substantial increase in the levels of market integration.

Financial globalization has led to a significant reduction in transaction costs and, at the same time, has ensured a considerable increase in global financial resources. As a result of the ability of the markets to promote the efficient allocation of wealth on a global scale, significant economic growth has occurred.

Because of the strong interdependence of the markets, we also witnessed a remarkable increase in the transmission speed of both positive and negative economic and financial forces.

There has been considerable uncertainty on all of the international markets, which has triggered an unprecedented loss of confidence.

There is no doubt that the turmoil of the last few months is primarily due to a loss of trust, exacerbated by the high levels of integration of the international financial markets.

It is important to recognize that the financial industry needs to restore confidence among stakeholders affected by the financial crisis. Banks must act to rebuild their reputation, which was so quickly compromised, and demonstrate to the markets their ability to support the economy even in moments of such grave difficulty.

Today, more than ever, banks must be able to determine quickly the current needs of their clients and, just as quickly, provide solutions that are able to meet these needs, such as products that are simpler than in the past, more transparent and easy to price.

In order to rebuild trust, banks will have to refocus on their ability to connect at the grassroots level, which can be achieved only through closer dialogue with stakeholders.

Banks with a strong local presence will have a significant advantage in this process, and it is equally clear that banks will be able to make their business sustainable over time only by demonstrating their reliability, thereby contributing to economic growth.

In this context, I am gratified to be able to write that, notwithstanding the adverse economic environment, UniCredit Group performed solidly and at a level well above many of its peers.

While numerous financial institutions reported losses amounting to many billions of euros and dollars, UniCredit Group was able to post a net profit of about 4 billion Euro in 2008.

The power of our commercial banking operations remains intact and we eased pressure on earnings through strict cost management. The cost income ratio of our commercial banking activities stands at 52.9 percent, 1 percent lower than in 2007.

In the area of risk management, we reduced our exposure to portfolios of asset-backed securities as we work towards fortifying our asset structure. In an effort to improve our capability to anticipate and manage risks, we are in the process of strengthening our control functions and reorganizing the overall system for Group risk management.

We have taken proactive steps to strengthen our capital base. This measure allowed us to increase our capital by roughly 3 billion Euro, and permits our Group to continue to sustain our important initiatives in support of families and enterprises. The past months, in fact, have been difficult not just for banking institutions and market makers, but also for millions of hard-working individuals many of whom have no particular direct connection to the world of finance.

That is why UniCredit Group has taken steps to support homeowners and small and medium enterprises. We have reinforced our commitment to the business and communities providing 55 billion Euro of new medium-long term loans to our customers, as well as offering timely, customized advisory services to those in need. Our stock of loans to customers stands at around 612 billion Euro in 2008. We will continue to work to foster mutually beneficial relationships with the communities we serve.

At the same time, we continue to engage our stakeholders in an ongoing dialogue, and incorporate their views into our activities and decisions. We are committed to regular exchanges with our people through the initiatives of the European Works Council and continue to take concrete action based on feedback provided by our employees through our annual People Survey. We broadened our approach to dialogue with consumer associations that represent the expectations and needs of a key stakeholder, our retail customers. We maintain open channels with our investors and are committed to providing clear answers to their questions. These activities represent just one aspect of our ongoing effort to align ourselves with our stakeholders.

There is a great deal of work to be done in 2009. We recognize the need to modify our organization to better address the

CEO's Letter to the Shareholders (Continued)

new environment. We are reviewing our products in order to make them simpler and more transparent. We are redesigning the operational mechanisms through which our organization works with the aim to become one company without boundaries. And we are also reevaluating our performance management system to better reflect the sustainability objectives that we set.

We are encouraged by the Group's achievements in 2008, not because they came easily, but because they provide a reliable foundation on which to continue our important work in the months ahead.

Never has the support of our major shareholders and our employees been as important as in 2008. We appreciate the confidence you have placed in us. Thank you all for your invaluable commitment over the past year.

Sincerely,

Alessandro Profumo
CEO

"We are reviewing our products in order to make them simpler and more transparent. And we are also reevaluating our performance management system to better reflect the sustainability objectives that we set."

Anthony John Robbins
Italy

«In nearly 32 years with the Group I have learned that each day, each hour, each customer, each colleague, each task should be treated like a newborn child: what may seem small and insignificant is full of potential, promise and strength, requiring care, attention to detail, dedication and integrity. Strength achieved through unflagging commitment.





«In 2008 we succeeded at putting into practice everything that we made up our minds to do - by following our goals day after day, by being open to all feedbacks that came our way, by surmounting any obstacle that we faced, and, at the end of the day, by staying true to our promise: to deliver customer satisfaction!

Doina Costache
Romania

2008 Highlights

CONSOLIDATED 2008 RESULTS

- Group's portion of net profit at €4,012 million.
- Core Tier 1 ratio at 6.5% pro-forma after the capital increase of €3 billion.
- Operating profit €10,174 million.
- Solid performance of the commercial banks with operating profit up by 9% YoY.
- Operating costs unchanged YoY (-0.05%) on a like-for-like foreign exchange and perimeter basis.
- Cost of risk 62 bp, an increase compared to the 44 bp in 2007, gross NPLs up +3.6% YoY.
- Proposal to distribute profits by assigning to shareholders newly issued UniCredit shares ("scrip dividend").
- In line with the Group's governance rules, the CEO, the Deputy CEOs and the Management Committee members will not be awarded any performance bonus for 2008.

FOURTH QUARTER 2008

- Group's portion of net profit at €505 million (compared to €1,172 million in 4Q07), despite the financial markets turbulence in 4Q08.
- Operating income €6,077 million, down from the €7,113 million recorded in 2007, but basically unchanged (-1.3% YoY on a like-for-like foreign exchange and perimeter basis) excluding the net trading income, despite the difficult macroeconomic scenario.
- Operating costs €4,174 million, +0.4% YoY on a like-for-like foreign exchange and perimeter basis.
- Operating profit €1,903 million, with a solid trend in commercial banking (+4.2% YoY).

2008

Report on Operations
Note to the Report on Operations

Introduction

The UniCredit Group's Consolidated Report and Accounts were compiled according to the accounting principles issued as at December 31, 2008 by the International Accounting Standards Board (IASB), including all interpretations of SIC and IFRIC, endorsed by the European Commission, as provided for by the European Union Regulation no. 1606/2002, which was transposed in Italian law by the Legislative Decree no. 38 dated 28 February 2005. Banca d'Italia, whose powers as per LD #87/92 in relation to banks' and regulated financial companies' Accounts were confirmed in the above-mentioned LD, laid down the formats for the Accounts and the Notes to the Accounts in its circular #262 dated December 22, 2005.

The Consolidated Report and Accounts comprise the Balance Sheet, the Income Statement, the Statement of Changes in Shareholders' Equity, the Cash Flow Statement and the Notes to the Accounts, as well as a Report on operations, results and the Group's financial situation.

In UniCredit's website the press releases concerning the main events of the period and the presentation to the market of the results for the period are to be found.

Note

In the Report on operations the **income statement** and **balance sheet** are **condensed**. A line-by-line reconciliation of these to the statutory statements is given in an annex to the Accounts as required by Consob Notice 6064293 dated July 28, 2006.

The main reclassifications made for the purposes of the **condensed income** statement are the following:

- Dividends and other income include gains (losses) on equity investments valued at net equity and do not include dividends on held-for-trading shares, which are included in trading, hedging and fair value income.
- The balance of other income/expense includes the insurance business result and other operating expense/income not including recovery of expenses which is classified under its own item.
- Payroll costs, other administrative expense, write-downs of tangible and intangible assets and provisions for risks and charges are presented net of integration costs relating to the reorganization carried out to integrate the HVB and Capitalia groups, which are shown in their own item. Write-downs of tangible assets do not include impairment losses and write-backs on investment property, which are recognized in net income from investments.
- Net income from investments includes gains (losses) and write-downs and write-backs on available-for-sale financial assets and held-to-maturity financial assets, as well as gains (losses) on equity investments and on disposals of investments.

The main reclassifications made for the purposes of the **condensed balance sheet**, through appropriate aggregation of items were:

- The aggregation of Financial assets designated at fair value, Available-for-sale financial assets, Held-to-maturity financial assets and Equity investments as "Financial investments".
- Grouping under Hedging Instruments, both assets and liabilities, of Hedging derivatives and Value adjustments to macro-hedged financial assets.
- Aggregation of Deposits from customers and Debt securities in issue into a single item.
- The inclusion of Severance pay (TFR) and Technical reserves under Other liabilities.

Since the end of the 2007 financial year, the most significant changes in the **scope of consolidation** were:

- The inclusion of the Ukrsotsbank Group.
- The inclusion of 46 small firms, already controlled but not consolidated (25 belonging to the HVB Group and 21 to the Bank Austria Group).
- The exclusion of BPH and the Czech bank Hypostavebni Sporitelna AS, as well as FIMIT and Communication Valley of the former Capitalia Group.

Please see the Notes to the Accounts Part (A) Section 3 - "Area and methods of consolidation" for further information.

Following completion of **Purchase Price Allocation (PPA)** relating to the business combination with the Capitalia group, certain 2007 balance-sheet and income-statement values were restated as described in Part (G) of the Notes to the Accounts.

The **2007 condensed income statement** figures used for comparison purposes are those restated as if the combination with the Capitalia group had occurred at the beginning of the year. For the purposes of comparability, "normalized" changes are given in the income statement over the corresponding period of 2007, which take into account both other changes in the scope of consolidation and changes in the exchange rates used to convert other subsidiaries' income statements, Capitalia being included in the restated statement, and the effects of TFR (Italian severance pay) reform and the Bank Austria pension fund reform on payroll costs, as well as those of the completion of PPA.

It should be noted that, starting with the March 31, 2008 quarterly report, the restated income statement's format has been modified in order to better present, from a business standpoint, operating lease results and to avoid individual income statement items being affected by the economic effects of purchase price

Report on Operations (Continued)

Note to the Report on Operations (Continued)

allocation under the business combination with the Capitalia Group. Thus depreciation relating to operating leases has been reclassified as "other net operating income" in which the lease rentals were already included, while the economic effects of PPA on the Capitalia acquisition, have been reclassified in their own item (including completion of PPA).

Reclassified balance-sheet amounts as at December 31, 2007 used for comparison purposes are those restated to take account of PPA completion and under Banca d'Italia instructions, which modified the presentation of 'under construction' leases and assets awaiting lease; as mentioned, this change also affected the income statement, due both to the transfer of the equity interest in Mediobanca SpA from "Available-for-sale financial assets" to "Equity investments", which in turn affected shareholders' equity attributable to the Group.

The main assets recognized under IFRS 5 as **"Non-current assets and disposal groups classified as held for sale"** in the balance sheet as at December 31, 2008 were investments in Irfis - Mediocredito della Sicilia SpA and Card Complete Services Bank AG; for further information see Notes to the accounts, Section 15 of Balance sheet.

Results by business area (segment reporting) are presented - as in the previous statements - on the basis of the organizational structure approved by the Board of Directors in July 2007, i.e. for the seven business divisions (Retail, Corporate, Private Banking, Asset Management, Markets & Investment Banking, Poland's Markets and Central Eastern Europe) up to profit before tax. For the Central Eastern Europe and Poland's Markets Divisions, profit after tax for the period is also presented in a specific section of this report.

In Q3 2008, as part of Group reorganization, the composition of the Divisions was changed by moving UniCredit's New York, Hong Kong and Paris branches from the Corporate Center to Corporate banking; and UniCredit Infrastrutture from Corporate Banking to MIB, as well as some MCC businesses from MIB to Corporate Banking. The income statements of the Retail, Private Banking and Leasing Divisions were affected by the reorganization of MCC and Fineco Bank, with the clearing of their corporate centers and other minor changes in the business scope of individual Divisions. Prior-period Divisional figures have been restated to take account of these changes.

With effect from October 1, 2008, UniCredit Group regrouped the Divisions in three areas: Retail; Corporate, Investment Banking and Private Banking; Global Banking Services. However in this Report on Operations the results of the Group are discussed using the former divisional structure in line with the 2007 report on operations and the 2008 interim reports.

Please see Part (D) of the Notes to the accounts for further segment reporting details.

On October 15, 2008 the European Commission transposed by its Regulation 1004 changes made by the IASB to IAS 39. Given certain conditions, these changes make it possible **to reclassify financial instruments**, in relation to which there has been a change in management strategy, from "Held-for-trading financial assets" or "Available-for-sale financial assets" to other categories.

In compliance with this standard the Group has reclassified those financial assets for which the intention to hold for trading had lapsed due to the reduced liquidity and the turbulence of the financial markets.

In this context, not least considering the good fundamental values of these assets, the most appropriate business strategy was considered to be to hold them in the portfolio for the foreseeable future.
In particular non-derivative structured credit products and some corporate and financial institutions' bonds were reclassified from "Held-for-trading financial assets" to "Loans and receivables with banks" and "Loans and receivables with customers". These assets were reclassified with effect from July 1, 2008 at fair value.

Please see the Notes to the Accounts Part (A) Accounting Principles and Part (B) Information on the Balance Sheet for further information.

Highlights

Income statement (€ million)

	YEAR 2008	YEAR 2007	CHANGE
Operating income	26,866	29,502	- 8.9%
Operating costs	16,692	16,156	+ 3.3%
Operating profit	10,174	13,346	- 23.8%
Profit before tax	5,458	10,510	- 48.1%
Net Profit attributable to the Group	**4,012**	**6,506**	**- 38.3%**

Profitability ratios

	YEAR 2008	YEAR 2007	CHANGE
EPS (€)	0.30	0.53	- 0.23
ROE [1]	9.5%	16.8%	- 7.3
Cost/income ratio	62.1%	54.8%	+ 7.3
EVA (€ million) [2]	-360	2,581	- 2,941

Balance sheet main items (€ million)

	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007	CHANGE
Total assets	1,045,612	1,021,836	+ 2.3%
Loans and receivables with customers	612,480	575,063	+ 6.5%
Deposits from customers and debt securities in issue	591,290	630,239	- 6.2%
Shareholders' equity	**54,999**	**57,690**	**- 4.7%**

Capital ratios

	AS AT 12.31.2008 (BASEL 2)		AS AT 12.31.2007 (BASEL 1)
	AFTER CAPITAL STRENGTHENING	BEFORE CAPITAL STRENGTHENING	
Core Tier 1/Total risk-weighted assets	6.45%	5.87%	5.83%
Total regulatory capital/Total risk-weighted assets	11.40%	10.70%	10.11%

Staff and branches

	AS AT 12.31.2008	AS AT 12.31.2007	CHANGE
Employees [3]	174,519	169,816	+ 4,703
Employees (subsidiaries are consolidated proportionately)	163,991	159,949	+ 4,042
Branches [4]	10,251	9,714	+ 537

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	NEGATIVE
Moody's Investors Service	P-1	Aa3	STABLE
Standard & Poor's	A-1	A+	NEGATIVE

These figures refer to condensed Balance Sheet and Income Statement.

Notes:

1. Calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge), net of goodwill arising from the business combination with HVB and Capitalia, which were carried out with an exchange of shares and recorded in accordance with IFRS3.
2. Economic Value Added, equal to the difference between NOPAT (net operating profit after taxes) and the cost of capital. EVA 2007 figures were restated including former Capitalia Group since the beginning of 2008 and completion of PPA (Purchase Price Allocation).
3. "Full time equivalent" data. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees. The increase over December 31, 2007 is due to the inclusion of Ukrsotsbank (9,670 resources) and Infotech in Austria (658 resources) since January, 2008.
4. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services branches. The increase over December 31, 2007 is partly due to the inclusion of Ukrsotsbank.

Report on Operations (CONTINUED)

Condensed Accounts

Consolidated balance

Consolidated balance sheet (€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2008	12.31.2007	AMOUNT	PERCENT
Assets				
Cash and cash balances	7,652	11,073	- 3,421	- 30.9%
Financial assets held for trading	204,890	202,343	+ 2,547	+ 1.3%
Loans and receivables with banks	80,827	100,012	- 19,185	- 19.2%
Loans and receivables with customers	612,480	575,063	+ 37,417	+ 6.5%
Financial investments	65,222	62,229	+ 2,993	+ 4.8%
Hedging instruments	8,710	2,442	+ 6,268	+ 256.7%
Property, plant and equipment	11,936	11,872	+ 64	+ 0.5%
Goodwill	20,889	20,342	+ 547	+ 2.7%
Other intangible assets	5,593	5,929	- 336	- 5.7%
Tax assets	12,392	11,548	+ 844	+ 7.3%
Non-current assets and disposal groups classified as held for sale	1,030	6,374	- 5,344	- 83.8%
Other assets	13,991	12,609	+ 1,382	+ 11.0%
Total assets	**1,045,612**	**1,021,836**	**+ 23,776**	**+ 2.3%**
Liabilities and shareholders' equity				
Deposits from banks	177,677	160,601	+ 17,076	+ 10.6%
Deposits from customers and debt securities in issue	591,290	630,239	- 38,949	- 6.2%
Financial liabilities held for trading	165,335	113,656	+ 51,679	+ 45.5%
Financial liabilities designated at fair value	1,659	1,967	- 308	- 15.7%
Hedging instruments	9,323	4,944	+ 4,379	+ 88.6%
Provisions for risks and charges	8,049	9,105	- 1,056	- 11.6%
Tax liabilities	8,229	7,652	+ 577	+ 7.5%
Liabilities included in disposal groups classified as held for sale	537	5,027	- 4,490	- 89.3%
Other liabilities	25,272	26,211	- 939	- 3.6%
Minorities	3,242	4,744	- 1,502	- 31.7%
Group shareholders' equity	54,999	57,690	- 2,691	- 4.7%
- Capital and reserves	*51,665*	*50,931*	*+ 734*	*+ 1.4%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*-678*	*858*	*- 1,536*	*- 179.0%*
- Net profit	*4,012*	*5,901*	*- 1,889*	*- 32.0%*
Total liabilities and shareholders' equity	**1,045,612**	**1,021,836**	**+ 23,776**	**+ 2.3%**

Note: figures as at Decembre 2007 are different from those published in the Consolidated Accounts as at December 31, 2007 due to amounts reclassified as described in Notes to the Accounts (PPA completion, treatment of leases in "assets under costruction" and "assets awainting lease", reclassification of Mediobanca investment).



Consolidated income

Consolidated income statement (€ million)

	YEAR		CHANGE			YEAR
	2008	2007 RESTATED	€M	%	ADJUSTED (1)	2007 HISTORICAL
Net interest	18,373	16,199	+ 2,174	+ 13.4%	+ 11.2%	13,965
Dividends and other income from equity investments	1,012	920	+ 92	+ 10.0%	+ 11.0%	878
Net interest income	**19,385**	**17,119**	**+ 2,266**	**+ 13.2%**	**+ 11.2%**	**14,843**
Net fees and commissions	9,093	10,694	- 1,601	- 15.0%	- 15.8%	9,430
Net trading, hedging and fair value income	-1,980	1,280	- 3,260	n.s.	n.s.	1,057
Net other expenses/income	368	409 [2]	- 41	- 10.0%	- 38.4%	563
Net non-interest income	**7,481**	**12,383**	**- 4,902**	**- 39.6%**	**- 41.7%**	**11,050**
OPERATING INCOME	**26,866**	**29,502**	**- 2,636**	**- 8.9%**	**- 11.0%**	**25,893**
Payroll costs	-9,918	-9,670	- 248	+ 2.6%	- 1.7%	-8,210
Other administrative expenses	-6,019	-5,790	- 229	+ 4.0%	+ 1.8%	-4,938
Recovery of expenses	557	593	- 36	- 6.1%	- 6.1%	360
Amortisation, depreciation and impairment losses on intangible and tangible assets	-1,312	-1,289 [2]	- 23	+ 1.8%	+ 1.8%	-1,298
Operating costs	**-16,692**	**-16,156**	**- 536**	**+ 3.3%**	0.0%	**-14,086**
OPERATING PROFIT	**10,174**	**13,346**	**- 3,172**	**- 23.8%**	**- 25.0%**	**11,807**
Goodwill impairment	-750	-1	- 749	n.s.	n.s.	-1
Provisions for risks and charges	-344	-753	+ 409	- 54.3%	- 53.6%	-663
Integration costs	-140	-1,308	+ 1,168	- 89.3%	- 89.5%	-1,174
Net write-downs of loans and provisions for guarantees and commitments	-3,700	-2,468	- 1,232	+ 49.9%	+ 42.2%	-2,152
Net income from investments	218	1,694	- 1,476	- 87.1%	- 82.7%	1,533
PROFIT BEFORE TAX	**5,458**	**10,510**	**- 5,052**	**- 48.1%**	**- 49.1%**	**9,350**
Income tax for the period	-627	-3,221	+ 2,594	- 80.5%	- 82.5%	-2,732
NET PROFIT	**4,831**	**7,289**	**- 2,458**	**- 33.7%**	**- 34.2%**	**6,618**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-	-	-	
PROFIT (LOSS) FOR THE PERIOD	**4,831**	**7,289**	**- 2,458**	**- 33.7%**	**- 34.2%**	**6,618**
Minorities	-518	-718	+ 200	- 27.9%	- 31.0%	-717
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**4,313**	**6,571**	**- 2,258**	**- 34.4%**	**- 34.5%**	**5,901**
Capitalia Purchase Price Allocation effect	-301	-65	- 236	n.s.		
NET PROFIT ATTRIBUTABLE TO THE GROUP	**4,012**	**6,506**	**- 2,494**	**- 38.3%**	**- 38.7%**	**5,901**

Notes:

Differences between 2007 **historical** Income Statement and published Income Statement are due to PPA ("Purchase Price Allocation").

2007 **restated** Income Statement includes former Capitalia Group from January, 1 2007 and effects of completion of PPA ("Purchase Price Allocation").

1. Changes at constant foreign exchange rates and perimeter (figures are net of "TFR" reform and payroll costs of Bank Austria pension fund.
2. These figures are different from the published ones to show in the correct way results of operating leasing, thanks to the reclassification of amortization in other operating income (€153 million) where corresponding installment were classified.

Report on Operations (Continued)

Income Statement - Quarterly figures

Condensed income statement (€ million)

	2008				2007 RESTATED			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	4,823	4,688	4,400	4,462	4,372	3,993	3,901	3,933
Dividends and other income from equity investments	433	223	280	76	292	156	355	117
Net interest income	**5,256**	**4,911**	**4,680**	**4,538**	**4,664**	**4,149**	**4,256**	**4,050**
Net fees and commissions	2,090	2,201	2,342	2,460	2,687	2,532	2,763	2,712
Net trading, hedging and fair value income	-1,258	-523	484	-683	-321	32	693	876
Net other expenses/income	-11	157	88	134	83	135	103	88
Net non-interest income	**821**	**1,835**	**2,914**	**1,911**	**2,449**	**2,699**	**3,559**	**3,676**
OPERATING INCOME	**6,077**	**6,746**	**7,594**	**6,449**	**7,113**	**6,848**	**7,815**	**7,726**
Payroll costs	-2,385	-2,467	-2,570	-2,496	-2,445	-2,411	-2,273	-2,541
Other administrative expenses	-1,576	-1,478	-1,506	-1,459	-1,492	-1,443	-1,469	-1,386
Recovery of expenses	140	114	169	134	158	142	151	142
Amortisation, depreciation and impairment losses on intangible and tangible assets	-353	-326	-316	-317	-357	-323	-306	-303
Operating costs	**-4,174**	**-4,157**	**-4,223**	**-4,138**	**-4,136**	**-4,035**	**-3,897**	**-4,088**
OPERATING PROFIT	**1,903**	**2,589**	**3,371**	**2,311**	**2,977**	**2,813**	**3,918**	**3,638**
Goodwill impairment	-750	-	-	-	-	-	- 1	-
Provisions for risks and charges	-165	-51	-77	-51	-511	-83	-101	-58
Integration costs	-31	-18	-67	-24	-1,104	-102	-86	-16
Net write-downs of loans and provisions for guarantees and commitments	-1,328	-1,074	-634	-664	-573	-616	-659	-620
Net income from investments	213	-360	180	185	1,161	83	153	297
PROFIT BEFORE TAX	**-158**	**1,086**	**2,773**	**1,757**	**1,950**	**2,095**	**3,224**	**3,241**
Income tax for the period	849	-388	-631	-457	-555	-717	-954	-995
NET PROFIT	**691**	**698**	**2,142**	**1,300**	**1,395**	**1,378**	**2,270**	**2,246**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-	-	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	**691**	**698**	**2,142**	**1,300**	**1,395**	**1,378**	**2,270**	**2,246**
Minorities	-111	-104	-142	-161	-158	-174	-195	-191
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**580**	**594**	**2,000**	**1,139**	**1,237**	**1,204**	**2,075**	**2,055**
Capitalia Purchase Price Allocation effect	-75	-62	-88	-76	-65	-	-	-
NET PROFIT ATTRIBUTABLE TO THE GROUP	**505**	**532**	**1,912**	**1,063**	**1,172**	**1,204**	**2,075**	**2,055**

Note:
The 2007 restated income statement includes the Capitalia Group as of January 1, 2007 and effects of completion of PPA ("Purchase Price Allocation").
Interim figures of 2008 published in the reports issued during the year are modified due to the completion of PPA ("Purchase Price Allocation"). This change also modified net profit attributable to the Group.

Comparison Q4 2007 - Q4 2008

Condensed Income Statement (€ million)

	Q4		CHANGE		
	2008	2007	€M	PERCENT	ADJUSTED[1]
Net interest	4,823	4,372	+ 451	+ 10.3%	+ 9.5%
Dividends and other income from equity investments	433	292	+ 141	+ 48.3%	+ 44.1%
Net interest income	**5,256**	**4,664**	**+ 592**	**+ 12.7%**	**+ 11.6%**
Net fees and commissions	2,090	2,687	- 597	- 22.2%	- 22.5%
Net trading, hedging and fair value income	-1,258	-321	- 937	+ 291.9%	n.s.
Net other expenses/income	-11	83	- 94	n.s.	- 158.8%
Net non-interest income	**821**	**2,449**	**- 1,628**	**- 66.5%**	**- 67.7%**
OPERATING INCOME	**6,077**	**7,113**	**- 1,036**	**- 14.6%**	**- 15.7%**
Payroll costs	-2,385	-2,445	+ 60	- 2.5%	- 2.2%
Other administrative expenses	-1,576	-1,492	- 84	+ 5.6%	+ 3.7%
Recovery of expenses	140	158	- 18	- 11.4%	- 11.6%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-353	-357	+ 4	- 1.1%	- 0.7%
Operating costs	**-4,174**	**-4,136**	**- 38**	**+ 0.9%**	**+ 0.4%**
OPERATING PROFIT	**1,903**	**2,977**	**- 1,074**	**- 36.1%**	**- 38.4%**
Goodwill impairment	- 750	-	- 750		
Provisions for risks and charges	-165	-511	+ 346	- 67.7%	- 66.6%
Integration costs	-31	- 1,104	+ 1,073	- 97.2%	- 97.1%
Net write-downs of loans and provisions for guarantees and commitments	-1,328	-573	- 755	+ 131.8%	+ 117.9%
Net income from investments	213	1,161	- 948	- 81.7%	n.s.
PROFIT BEFORE TAX	**-158**	**1,950**	**- 2,108**	**n.s.**	**- 112.9%**
Income tax for the period	849	-555	+ 1,404	n.s.	- 265.0%
NET PROFIT	**691**	**1,395**	**- 704**	**- 50.5%**	**- 51.7%**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-		
PROFIT (LOSS) FOR THE PERIOD	**691**	**1,395**	**- 704**	**- 50.5%**	**- 51.7%**
Minorities	-111	-158	+ 47	- 29.7%	- 27.7%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**580**	**1,237**	**- 657**	**- 53.1%**	**- 54.9%**
Capitalia Purchase Price Allocation effect	-75	- 65	- 10	+ 15.4%	
NET PROFIT ATTRIBUTABLE TO THE GROUP	**505**	**1,172**	**- 667**	**- 56.9%**	**- 59.0%**

1. Changes at constant exchange rates and perimeter.

Report on Operations (Continued)

How the Group has grown 1998-2008

	IAS/IFRS					DL 87/92						
Income Statement	2008	2007	2006	2005	2004	2004	2003	2002	2001	2000	1999	1998
Operating income	26,866	25,893	23,464	11,024	10,203	10,375	10,465	10,099	9,989	9,318	7,611	6,299
Net interest income	19,385	14,843	12,860	5,645	5,156	5,200	5,088	5,127	5,049	4,747	4,046	3,599
Net non-interest income	7,481	11,050	10,604	5,379	5,047	5,175	5,377	4,972	4,940	4,571	3,565	2,700
Operating costs	-16,692	-14,086	-13,258	-6,045	-5,701	-5,941	-5,703	-5,483	-5,263	-4,752	-4,146	-3,493
Operating profit	10,174	11,807	10,206	4,979	4,502	4,434	4,762	4,616	4,726	4,566	3,465	2,806
Profit before income tax	5,458	9,350	8,210	4,068	3,238	2,988	3,257	2,924	3,212	3,185	2,271	2,019
Net profit	4,313	6,618	6,128	2,731	2,239	2,300	2,090	1,962	1,954	1,858	1,640	509
Net profit attributable to the Group	4,012	5,901	5,448	2,470	2,069	2,131	1,961	1,801	1,454	1,395	1,287	202
Balance sheet												
Total assets	1,045,612	1,021,836	823,284	787,284	260,909	265,855	238,256	213,349	208,388	202,656	168,927	146,615
Loans and receivables to customers	612,480	575,063	441,320	425,277	139,723	144,438	126,709	113,824	117,622	115,157	101,577	84,481
of which: non-performing loans	*10,464*	*9,017*	*6,812*	*6,861*	*2,621*	*2,621*	*2,373*	*2,104*	*1,822*	*2,005*	*2,174*	*2,241*
Deposits from customers and debt securities in issue	591,290	630,239	495,255	462,226	155,079	156,923	135,274	126,745	127,320	118,006	107,071	90,554
Shareholders' equity	54,999	57,690	38,468	35,199	14,373	14,036	13,013	12,261	9,535	8,644	7,708	6,099
Profitability ratios (%)												
ROE[3]	9.5	15.6	16.7	15.6	15.7	17.9	17.7	17.2	18	19.2	20	16
Operating profit/Total assets	0.97	1.16	1.24	0.63	1.73	1.67	2	2.16	2.27	2.25	2.05	1.91
Cost/income ratio	62.1	54.4	56.5	54.8	55.9	57.3	54.5	54.3	52.7	51	54.5	55.5

UniCredit Group was created in 1998 from the aggregation of Credito Italiano Group, which had acquired a controlling interest in Rolo Banca 1473 in 1995 and Unicredito Group (Cariverona Banca, Banca CRT and Cassamarca). Subsequent most significant changes are the following:

- in 1999 acquisition of Pekao Group and integration with Caritro;
- in 2000 acquisition of CR Trieste, CR Carpi, Banca dell'Umbria, Bulbank, Splitska Banka (sold off in first half 2002), Pol'nobanka and the US-based Pioneer Group;
- in 2001 sale of Fiditalia;
- in 2002 acquisition of Zagrebacka Banka;
- since 2003 proportional consolidation 50% of Koç Finansal Hizmetler Group and Zivnotenska Banka (merged in HVB Czech Republic). Please note that the conclusion of S3 reorganisation also involved the acquisition of minorities (in particular: Rolo Banca 1473)
- in 2003 and 2004 acquisition of further interest in CR Carpi, Banca dell'Umbria and Locat;
- in 2005 proportional consolidation of Yapi Kredi Bankasi Group, controlled with a 57% interest by Koç Financial Services; in November HVB Group was consolidated;
- in 2006 HVB Group grew with about 70 new companies; other minor changes occurred;
- in 2007 Capitalia SpA was merged into UniCredit, effective October 1, 2007.
- in 2008 acquisition of Ukrsotsbank and sale of BPH.

UniCredit Share

Share information

	2008	2007	2006	2005	2004	2003	2002	2001	2000
Share price (€)									
- maximum	5.697	7.646	6.727	5.864	4.421	4.425	5.255	5.865	6.115
- minimum	1.539	5.131	5.564	4.082	3.805	3.144	3.173	3.202	3.586
- average	3.768	6.541	6.161	4.596	4.083	3.959	4.273	4.830	4.976
- end of period	1.728	5.659	6.654	5.819	4.225	4.303	3.808	4.494	5.572
Number of outstanding shares (million)									
- at period end[1]	13,368.1	13,278.4	10,351.3	10,303.6	6,249.7	6,316.3	6,296.1	5,046.4	5,024.2
- shares cum dividend	13,372.7	13,195.3	10,357.9	10,342.3	6,338.0	6,316.3	6,296.1	5,131.1	5,024.2
of which: savings shares	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
- average[1]	13,204.6	11,071.6	10,345.2	6,730.3	6,303.6	-	-	-	-
Dividend									
- total dividends (€ million)	(*)	3,431	2,486	2,276	1,282	1,080	995	724	649
- dividend per ordinary share	(*)	0.260	0.240	0.220	0.205	0.171	0.158	0.141	0.129
- dividend per savings share	(*)	0.275	0.255	0.235	0.220	0.186	0.173	0.156	0.137

1. The number of shares is net of treasury shares.

* Dividend is to be distributed in the form of newly issued shares (see "Other Information - Steps to strengthen capital").

Earnings ratios

	IAS/IFRS					DL. 87/92				
	2008	2007	2006	2005	2004	2004	2003	2002	2001	2000
Shareholders' equity (€ million)	**54,999**	**57,690**	**38,468**	**35,199**	**14,373**	**14,036**	**13,013**	**12,261**	**9,535**	**8,644**
Group portion of net profit (€ million)	**4,012**	**5,901**	**5,448**	**2,470**	**2,069**	**2,131**	**1,961**	**1,801**	**1,454**	**1,395**
Net worth per share (€)	4.11	4.34	3.72	3.42	2.30	2.21	2.06	1.95	1.89	1.72
Price/ Book value	0.42	1.30	1.79	1.70	1.84	1.91	2.09	1.96	2.38	3.24
Earnings per share (€)	0.30	0.53	0.53	0.37	0.33	0.34	0.31	0.29	0.28	0.28
Payout ratio (%)	(*)	58.1	45.6	92.1		60.2	55.1	55.2	49.8	46.5
Dividend yield on average price per ordinary share (%)	(*)	3.97	3.90	4.79		5.02	4.32	3.70	2.92	2.59

* Dividend is given as new issues shares (see paragraph "Other Information - Steps to strengthen capital").


Earnings per share (€)
0.28
0.28
0.29
0.31
0.34
0.33
0.37
0.53
0.53
0.30
2000
2001
2002
2003
2004
2004
2005
2006
2007
2008
DL 87/92
IAS/IFRS

Strategy and Results

Report on Operations (CONTINUED)
Group Results for 2008

Macroeconomic and Banking Scenario

Macroeconomic Trends

In 2008, the global economy was hit by a number of shocks: the worsening crisis in financial markets, the broadening downturn in the real estate market outside the US and the extraordinary increase in commodity prices followed by the equally rapid correction. All of this occurred against the backdrop of a slowdown in growth worldwide, which, according to the International Monetary Fund, went from 5.2% in 2007 to 3.4% in 2008.

The year 2008 began with two Federal Reserve interventions in January. Following the deterioration of confidence in markets due to news from the financial sector reporting losses and writedowns in the financial statements of many banks and with the fear that this could lead to a dangerous recessionary spiral, the US central bank first intervened with a rate cut of 75 basis points on January 21 and then another cut of 50 basis points on January 30 reducing rates from 4.25% to 3.00% in about a month. In the meantime, growth data for the first quarter remained in positive territory in both the US (0.9% annualized) and the eurozone (0.7%), although major indicators were already forecasting a sharp deterioration in the second half of the year.

The deterioration of the economic environment was accompanied by growing financial tensions and especially in the banking sector: the Federal-Reserve-driven rescue of Bear Stearns by JP Morgan Chase contributed to improving the atmosphere of confidence. This improvement was short-lived and the environment quickly deteriorated following repeated signs of economic slowdown on the one hand and news of further losses in the banking industry, on the other hand. In addition, the interbank market continued to experience a crisis of confidence which pushed short-term rates to exceptional levels resulting in extraordinary spreads over policy rates (over 100 basis points) in the US and Europe. This liquidity crisis quickly spread to the banking industry and further exacerbated the tight credit phase, which is typical of a sluggish economic cycle.

Central banks have attempted to resolve this liquidity crisis in several ways. For example, the European Central Bank (ECB) further increased the amount of its short-term refinancing transactions, while the Federal Reserve and Bank of England (BoE) gradually broadened the range of securities accepted as collateral.

In addition to having to face growing tensions in financial markets, central banks found themselves in the difficult situation of facing a significant decline in growth rates together with sharply rising inflation. In fact, in the first half of the year, there were continual increases in commodity prices, which contributed to intensifying inflationary pressures worldwide. This increase was mainly a reflection of the strong demand in emerging economies and meager response on the supply side, in addition to tensions of a speculative and financial nature. In this context, the price of oil rose from $77/barrel in July 2007 to $135/barrel in July 2008.

Thus, the increase in commodity prices led to continual increases in inflation, which reached 5.5% in the US and 4.1% in the eurozone. In response to these rises and the subsequent increase in inflationary expectations, in July the ECB decided to increase the reference rate by 25 basis points from 4.00% to 4.25%.

Oil prices (Brent - USD per barrel)


160
140
120
100
80
60
40
20
0
Jan-07
May-07
Sep-07
Jan-08
May-08
Sep-08
Jan-09

EMU & US CPI Inflation (2004-2008)


Eurozone (LHS)
US (RHS)
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09



Starting in the summer, there were stronger signs pointing to a slowdown in growth that was greater than what was previously projected and it seemed clear that both the US and Europe were headed towards a true recession.

The banking and insurance company crisis precipitated in September and October, and the greatest problems affected those companies with the largest exposure to the US real estate market. To be specific, Fannie Mae and Freddie Mac, the two US real estate giants, were being closely watched due to fears concerning their capital strength following growing losses and writedowns. In light of their crucial role in the real estate market, the two institutions were actually nationalized and placed under the protection of the Federal Housing Finance Agency (FHFA). The situation worsened in mid-September when financial markets were on the brink of collapse following the bankruptcy of one of the largest US investment banks (Lehman Brothers), the merger of another investment bank (Merrill Lynch) with one of the largest commercial banks (Bank of America) and the Federal Reserve's de facto acquisition of the largest insurance company in the world (AIG Group) in order to avoid another dangerous bankruptcy.

Due to the deteriorating crisis of confidence among financial operators, interbank markets froze despite repeated injections of liquidity by major central banks (at the beginning of October the ECB, BoE and other central banks intervened with a coordinated cut of 50 basis points off their reference rates). Subsequently, a large number of US and European banks were forced to take additional writedowns, which were followed by significant capital injections from the public sector, which in several cases also led to forced mergers.

At the end of the year, the relaxed monetary policy adopted by major central banks intensified following growing fears over the economy and the sharp decline in inflation, which was brought about by the drop in commodity prices (the price of oil went from nearly $140/barrel in July to $40 in November/December). The Federal Reserve continued to lower the fed funds rate to an all-time low of 0-0.25% in December, while the ECB vigorously pursued its strategy, reducing the reference rate to 2.50% in December. In addition, governments started placing greater emphasis on fiscal policy. In particular, the US Congress approved an appropriation of $700 billion to support the financial system through the acquisition of illiquid securities that are difficult to value and that burden bank financial statements.

In the last quarter of 2008, the world macroeconomic environment further deteriorated, moving from a severe slowdown to a true recession. The most significant growth indicators (surveys of economic trends and growth of employment and industrial production) are at all-time lows in both Europe and the US, leading to a forecast of a significant recession in 2009 followed by a weak recovery starting only in 2010.

The international financial crisis also had obvious repercussions in 2008 on CEE countries and especially those dependent on international flows of capital.

In this area, growth rates were still quite high at the beginning of 2008 (Estonia and Hungary being the only exceptions), and central banks focused mainly on inflationary risks. Inflation hit a high point, which was driven by the increase in oil-based and food products, at the beginning of the summer in most countries in the region.

Starting in September, the international financial crisis rapidly took the form of greater aversion to risk on the part of investors, a rapid increase in so-called "country risk" (measured, for example, in terms of credit default swaps or spreads on government bonds) and particularly high tensions in the interbank market.

The countries hardest hit by the crisis were those with the greatest exposure to foreign financing (largely bank loans in addition to direct foreign and portfolio investments) such as the Baltic countries (Estonia, Latvia and Lithuania), Hungary, Ukraine and Kazakhstan. Over the period of a few quarters, the Baltic countries saw a sharp decline in economic growth

US ISM & EMU PMI (2005-2008)


60
55
50
45
40
35
30
ISM (US)
PMI (Eurozone)
Jan-05
Sep-05
May-06
Jan-07
Sep-07
May-08
Jan-09

Report on Operations (Continued)

Group Results for 2008 (Continued)

Macroeconomic and Banking Scenario (Continued)

(from rates of over 10% in terms of real GDP growth in the second half of 2007 to negative rates at the end of 2008). In Hungary, where households and businesses incur debt largely in foreign currencies, the forint weakened substantially. Ukraine experienced more obvious problems than other countries due to the political environment, the drop in commodity prices, the rapid decline in credit and the sagging real estate sector. The local currency, which was stable for the first eight months of the year, lost 35% of its value against the dollar in the last two months of 2008.

Some of the above countries received the financial support of the International Monetary Fund (Ukraine in the amount of $16.5 billion; Hungary, which was also supported by the EU and ECB, in the amount of $15.7 billion; while Serbia, Latvia and Turkey will possibly use aid in 2009). Nearly all countries in the region have also implemented their own programs to support the local economy and banking sector (to guarantee bank deposits, encourage liquidity in the interbank market and support adequate capitalization of local banks). In this sense, Kazakhstan and Russia, which were hit particularly hard by the drop in commodity prices, but were able to rely on huge amounts of resources set aside before the crisis, were countries with the greatest government intervention to alleviate the burden of the crisis on the economic and local banking system. In this context, Central European countries such as Poland, Slovakia and the Czech Republic were the most insulated from international financial turbulence, due in part to more limited imbalances in their current accounts and lower reliance of the banking sector on foreign borrowings. Furthermore, in 2008 Slovakia irrevocably set the exchange rate with the euro and on January 1, 2009 became a member of the eurozone. Moreover, the economies of these countries are likely, in any case, to experience a sharp slowdown due to lower exports to Western European countries.

Indications from the end of 2008 lead one to believe that several CEE countries (the Baltic countries and Ukraine in particular) may experience sharply negative economic growth rates in 2009, although a gradual recovery is projected for the second half of the year.

Banking and Financial Markets

Households, in particular, have suffered from the financial crisis. The collapse of stock markets together with the rapid slowdown in the real estate market contributed to a loss of wealth for households and also increased their aversion to risk. Financial assets declined precipitously in all major countries in the eurozone and particularly in Italy. Furthermore, in addition to a more critical financial situation, which was exacerbated by the decline in real available income, there was a significant increase in lending rates, especially on mortgages, which resulted in a significant slowing of loan demand in this sector. With regard to businesses, the impact of the financial crisis was mainly felt in the second half of the year in the form of a sharp reduction in investments and a slowdown in loan demand.

Overall, loan growth slowed visibly in all major Eurozone countries in 2008 and especially in Italy, where total loans rose by 4.9% y/y through December 2008 (+9.8% in December 2007) due to a slower growth in loans to households (1.4% y/y in December 2008 compared to an increase of 7.8% reported at the end of 2007) and to businesses (6.6% y/y compared to 13.2% y/y in December 2007). In Austria, however, despite the economic crisis and recession, business demand for loans was particularly brisk with loans to non-financial companies up to (9.0% in December 2008 from 7.5% in December 2007), while households loan growth (up about 5.6% in December 2008) continued to be affected by a decline in consumer credit.
In Germany, the growth of loans to non-financial corporations rose up to 6.7% y/y in December 2008 from 5.5% in December 2007, while loans to households remained on a negative trend (-0.4% y/y in December 2008 from -0.8% in December 2007).

In the area of direct deposits, the growth in volume remained steady in 2008, with only a temporary setback in the autumn at the height of the financial crisis as investors' distrust of banks grew. Worries subsided as governments intervened and guarantees were provided for bank deposits. In Germany, deposit growth at the end of 2008 also remained nearly unchanged at the same pace as in 2007 (+7.8% y/y in December 2008 vs. 7.7% at the end of 2007), while in Italy deposits actually rose due to current account growth of 6.3% y/y in December 2008 (from 2.8% in December 2007). On the other hand, Austria experienced a relatively significant slowdown in deposits at the end of the year, but with deposit growth still strong at 6.8% y/y in December compared to 12.1% y/y in December 2007. In general, the strength of deposits was a reflection of the increased aversion of investors to risk, which in Italy has also implied a growing demand for government securities.



Group Results and Performance

While banking business was partly affected by the financial crisis, especially in the second half of 2008, the sharp increase in market rates throughout the year (with highs, in particular, in October when the 1-month Euribor rate rose to 4.90% despite the 3.75% cut in the ECB refi rate) did not, in general, result in increased spreads (difference between the lending and deposit rates), since the improved mark-up on loans was more than offset by the compression of the mark-down on deposits. Only in Italy, where deposit rates grew at a slower pace than the increases in market rates, the overall spread rose further, to an average for the year of 4.07% (5 basis points more than the average for 2007).

However, the most significant impact of the crisis was felt in the area of asset management. With the collapse of European stock markets, which in certain instances exceeded 50% in 2008, the mutual fund industry continued to report higher outflows. The MSCI Europe European stock index was down 40.9% from December 2007 at year-end, while the Austrian stock exchange even posted a y/y decline of 61.2% in 2008.
The German market was down 40.4% y/y at year end and the Italian stock market followed with a 49.5% decline.
As a result, the mutual fund industry recorded broadly negative results in 2008, especially in Italy, where the outflow was at a record level. In fact, the net outflow in the fund industry in Italy was €140 billion for all of 2008, corresponding to 34% of total assets. In Germany, fund outflow (excluding institutional funds) was less pronounced at a level of €41 billion (equivalent to 7% of fund levels), while in Austria there was a net outflow of €15.4 billion in 2008 (12% of fund levels).

2008 will probably be remembered as the year of the worst structural crisis of the global financial market seen since that of the 1930s. In September 2008, the risk that the financial crisis might spread to the real economy - as feared in the first half of 2008 - became reality with extraordinary and unexpected force. What had originated as a world liquidity crisis due to a loss of confidence in the interbank market - partly restored by the intervention of the major countries' governments and central banks - rapidly transformed and generated a contraction of household consumption and consequently a recession in the real economy.

Our Group's strength is a business model firmly anchored in the traditional banking[1] business of lending and deposit-taking and marked sectoral and territorial diversification. We again performed well in commercial banking, where **Operating Profit** rose by 9% over 2007. By contrast, the effects of the international crisis were felt by those parts of the Group that were most exposed to the volatility of the financial markets, especially our Markets & Investment Banking and Asset Management Divisions.

The Group ended 2008 with a **Net Profit** of slightly more than €4 billion, a reduction of 38.3% from 2007, (38.7% on a like-for-like basis and at constant exchange rates). **Earnings per share** were €0.30 (€0.53 in 2007) and **ROE**[2] was 9.54% (726 b.p. less than in 2007).

Operating Profit was €10.2 billion, a reduction of 24% from 2007, but in line with 2007 if considered net of MIB and Asset Management. **Revenue** was €26.9 billion, a reduction of 9% y/y, but commercial banking in Italy, Germany and Austria, on the one hand, and Central and Eastern Europe, on the other, increased revenue by 11% vs. a 1.3% increase on a like-for-like and constant exchange-rate basis. In 2008, costs grew by 3.3% for the whole Group comprising increases of 0.5% in Italy, Germany and Austria, and 10% in Central and Eastern Europe, on a like-for-like and constant exchange-rate basis. This result was due to planned efficiency gains, which offset costs sustained for development plans in Central and Eastern Europe, where the Group is leader in the finance sector.

Divisional results[3] included excellent performances by Corporate and CEE, which increased revenue by 7% and 53% (+29% on a like-for-like and constant exchange-rate basis), respectively over 2007, despite the MIB Division having practically zeroed its revenues, which fell by 96% y/y; after a good second quarter MIB was hit by the full impact of the worsening international economic scenario.

Among revenue items **Net Non-Interest Income** contracted by 39.6%. This was only partly mitigated by excellent results in **Net Interest Income**, viz. an increase of 13.2% (11.2 % on a like-for-like basis), due to good commercial banking

1. Commercial banking refers to Retail, Corporate, Private Banking, CEE and Poland's Markets divisions.
2. Calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge), net of goodwill arising from the business combination with HVB and Capitalia, which were carried out with an exchange of shares and recorded in accordance with IFRS3.
3. With effect from October 1, 2008 the Group reorganized its Divisions into three areas, viz. Retail, CIB and PB, and GBS. In the following commentary however the Divisional results are given in line with previous consolidated reports published in 2008 and any changes to the business scope of the Divisions is reported in a specific note to the section dealing with the Division concerned.

Report on Operations (Continued)
Group Results for 2008 (Continued)

Group Results and Performance (Continued)


2008 Results of the Group (€ billion)
2007
2008
13,3
10,2
10,5
5,5
6,6
4,0
Operating profit
Profit before tax
Net profit
Consolidated Operating Income Breakdown (FY2008)
Net other expenses/income
Net trading, hedging and fair value income
Net non-Interest Income
Net Interest
0,4
1,3
10,7
17,1
0,4
9,1
19,4
-2,0
2007
2008
Loans,Receivables and Assets under Management (€ billion)
2007
2008
575
612
390
389
257
167
Loans and Receivables with Customers
Deposits from Customers
Assets under Management

performance in Italy, Germany and Austria and Central and Eastern Europe where this item grew by 8.4% and 13.8% respectively at constant FX rates. The like-for-like 8,9% reduction in **Operating Income** (-11.0% on a like-for-like and constant exchange-rate basis) was mainly due to the impact of the financial crisis on Net Trading, Hedging and Fair Value Income and Net Fees and Commissions.

Net Interest was €18.4 billion: the dynamic of growth was due in H1 2008 to the general rise in market rates and increased new lending. In H2 2008 the European Central Bank intervened in the interbank market by cutting its reference rates; this was accompanied by a slight contraction in lending and loan interest spreads. Among the Divisions, there were notable performances by CEE - an increase of 20.7% y/y on a like-for-like and constant exchange-rate basis - and MIB, where there was a 59% increase y/y, the combined result of the reclassification of a part of the securities portfolio, (€16 billion the notional value of assets) into Credit category (so called "pull-to-par" effect of some €147 million) and an investment strategy that increased the interest component over 2007.

Loans and receivables with customers were €612 billion at December 31, 2008, an increase of 6.5% over 2007 (+4% net of the reclassification of some Held-for-Trading assets, which amount is about 19 billion, following the October 2008 change to IAS 39 and IFRS 7[4] decided by IASB[5]). The main driver of this increase was the CEE Division with expansion of 38% of which, on a like-for-like and constant exchange-rate basis, Romania (+52%), Bulgaria (+39%), Russia (+49%), Slovenia (+30%) were the main contributors.

4. IFRS 7: International Financial Reporting Standards n.7, gives the guidelines for the representation of financial instruments in balance sheet.
5. IASB: International Accounting Standards Board



Deposits from customers (net of securities in issue) were €389 billion, aligned with 2007 figures.

The **Net Non-Interest Income** outturn clearly reflected the negative impact, in terms of volumes, that the turmoil of the equity markets had on investment funds and thus Group results. In particular **Net Fees and Commissions** were €9.1 billion- a y/y reduction of 15% - due to a sharp fall of 27.6% in the **Asset Management, Custody and Administration** section, with an especially severe reduction of 34.2%) in its **Management of collective investment funds** component. These earnings results were matched by falls in volumes of assets under management in our Asset Management Division, which contracted by 35% y/y (considering the performance effect).

The fall in **Net Trading, Hedging and Fair Value Income** was as mentioned mainly due to the performance of the MIB Division which was penalized in almost all its business areas, especially **Markets**. However its **Investment Banking** area performed well in 2008, with increasing total Revenues y/y in line with Group expectations.

Net fees and commissions (€ million)

	YEAR		CHANGE	
	2008	2007 RESTATED	€M	%
Asset management, custody and administration:	3,941	5,440	- 1,499	- 27.6%
segregated accounts	*315*	*374*	*- 59*	*- 15.8%*
management of collective investment funds	*1,883*	*2,863*	*- 980*	*- 34.2%*
insurance products	*596*	*781*	*- 185*	*- 23.7%*
securities dealing, placement and other services	*1,147*	*1,422*	*- 275*	*- 19.3%*
Current accounts, loans and guarantees	2,631	2,633	- 2	- 0.1%
Collection and payment services	1,587	1,499	+ 88	+ 5.9%
Forex dealing	556	609	- 53	- 8.7%
Other services	378	513	- 135	- 26.3%
Total net fees and commissions	**9,093**	**10,694**	**- 1,601**	**- 15.0%**

Operating costs (€ billion)

Other operating costs
Payroll costs


6,5
9,7

2007


6,8
9,9

2008

Operating Costs were €16.7 billion and were aligned to 2007 figures, due to a balanced mix of reorganization and efficiency gains, on the one hand, and business development on the other, especially in the CEE area.
Payroll was €9.9 billion: this was a 1.7% reduction from 2007 on a like-for-like basis. The change was attributable to staff optimization, decided after the integration with Capitalia Group, that start to produce their benefits on the P&L and, on the other hand, to the fall in performance-linked variable compensation.

Full time equivalent staff (FTE[6]) numbered 174,519 in 2008 - a reduction of 5,625 from the end-2007 pro-forma[7] figure occurred mainly in:

- Poland: (-4,063 people) largely due to the sale of BPH company with its 3,220 staff;
- Italy: the effects of synergy under the business combination with Capitalia Group (a reduction of 3,180 people, of which 945 due to the sale of branches of former Capitalia banks in compliance with competition rules);
- Germany: 681 people.

On the other side we registered an increase due to the network's expansion in the Russian Federation (895),

6. FTE includes all staff on the payroll less secondees to other Group companies and long-term absentees, plus secondees from other Group companies; all categories of staff are accounted-for pro rata to actual hours worked, i.e. for which the employer bears a cost.
7. Considering in the 2007 perimeter Ukrsotsbank in Ukraine (9,670 units) and the Infotech in Austria (658 units), consolidated starting on the 1st January 2008.

Report on Operations (Continued)
Group Results for 2008 (Continued)

Group Results and Performance (Continued)

Romania (629), Turkey (+503) and Hungary (319).

Other **administrative expenses** were €6 billion, a like-for-like increase of 1.8% due to growth in Poland and the CEE area, in terms of new branch openings in Turkey, Russia and Bulgaria in particular, and the acquisitions carried out in Ukraine and Kazakhstan. The other Divisions presented reduced administrative expenses.

Recoveries of expenses were €557 million, a like-for-like decrease of 6.1% y/y at constant perimeter and exchange rates.

Depreciation of tangible assets and amortization of intangible assets grew by 1.8% at constant perimeter and exchange rates on a like-for-like and constant exchange-rate basis, mainly due to the mentioned expansion in the CEE area.
The **Cost/Income Ratio** grew overall to 62% as against 55% in 2007, mainly due to negative revenue contribution.

The **Goodwill impairment** was €750 million as a consequence of the impairments of ATF in Kazakhstan (€417 million) and USB in Ukraine (€333 million).

The worsening situation of the real economy also increased credit risk in H2 2008 such that **Net Write-Downs of Loans and Provisions for Guarantees and Commitments** increased by 42% y/y, on a like-for-like and constant exchange-rate basis, to €3.7 billion. In geographical terms, credit risk is highest both in the CEE area (+25% Net Write-Downs of Loans) and on the side of the Commercial Banking in Western Europe with a +39% on a like-for-like and constant exchange-rate basis.

Asset quality data showed how the signals of the crisis are shifting to the real economy, the carrying value of **Impaired Loans** grew to 3.24% from 2.77% of the 2007. The carrying value of **Non performing Loans** was 10 billion equivalent to the 1.71% of the total net Loans, increasing of 14 b.p. y/y; excluding the IAS39 reclassification's benefit the impact of Non performing Loans grew to 1.73% of the total net Loans.

Unicredit group - loans to customers asset quality (€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS	PERFORMING LOANS	TOTAL CUSTOMER LOANS
As at 12.31.2008							
Face value	28,772	8,949	1,856	2,205	41,782	595,314	637,096
as a percentage of total loans	*4.52%*	*1.40%*	*0.29%*	*0.35%*	*6.56%*	*93.44%*	
as a percentage of total loans before reclassification according IAS 39	*4.59%*	*1.44%*	*0.30%*	*0.35%*	*6.68%*	*93.32%*	
Writedowns	18,308	2,772	593	281	21,954	2,662	24,616
as a percentage of face value	63.6%	31.0%	32.0%	12.7%	*52.5%*	0.4%	
Carrying value	10,464	6,177	1,263	1,924	19,828	592,652	612,480
as a percentage of total loans	*1.71%*	*1.01%*	*0.21%*	*0.31%*	*3.24%*	*96.76%*	
as a percentage of total loans before reclassification according IAS 39	*1.73%*	*1.03%*	*0.21%*	*0.32%*	*3.30%*	*96.70%*	
As at 12.31.2007[1]							
Face value	27,759	5,937	1,654	1,856	37,206	561,879	599,085
as a percentage of total loans	*4.63%*	*0.99%*	*0.28%*	*0.31%*	*6.21%*	*93.79%*	
Writedowns	18,742	1,903	449	187	21,281	2,741	24,022
as a percentage of face value	*67.5%*	*32.1%*	*27.1%*	*10.1%*	*57.2%*	*0.5%*	
Carrying value	9,017	4,034	1,205	1,669	15,925	559,138	575,063
as a percentage of total loans	*1.57%*	*0.70%*	*0.21%*	*0.29%*	*2.77%*	*97.23%*	

1. Further to instructions received from Banca d'Italia, treatment of leases of 'assets under construction' and 'assets awaiting lease' has changed. Loans and receivables with customers, provisions, deferred tax assets and goodwill changed from the accounts at December 31, 2007 due to the updating of the purchase price allocation relating to the business combination with Capitalia Group.



Net Investment Income was €218 million a reduction of 83% y/y, net of write-downs of €493 million made in Q4.

The amount of the **taxes** is influenced by the application of art.15, para 10, of the Law Decree nr. 185 dated November 29, 2008 converted into Law. nr. 2 dated January 29, 2009. The mentioned Law allows the fiscal recognition of the values resulting as goodwill in the 2008 balance sheet of Italian companies through the payment, in one instalment, of a tax substitutive of IRES and IRAP equal to 16% of the difference between the accounting and the tax value of such goodwill.

The goodwill value will be recognised for tax purposes only and it may be deducted from income over a nine-year period starting from the year following that of payment.

The withholding tax will be paid in 2009 and the goodwill will be deducted starting from 2010.

One of the accounting treatments compliant with IAS 12 allows to consider the tax amortization of the goodwill as a deductible temporary difference, with the following possibility to write-up corresponding deferred tax assets for an amount equal to the expected tax benefit, provided that there is a reasonable expectation of their recovery. Since at present there are no grounds to foresee that in the relevant years the Group Entities included in the area of tax consolidation will not have a sufficient taxable income to take advantage of the goodwill tax deductibility.

After assessing the Group overall tax-deductible goodwill at €8,771 million (including €8,651 million for UniCredit S.p.A.), "current tax" in the amount of €1,403 million (€1,384 million for UniCredit S.p.A.) and "deferred tax assets" in the amount of €2,417 million (€2,379 million for UniCredit S.p.A.) have been recognized in the UniCredit Group Accounts as at 31 December 2008. The deferred tax assets are mainly arising out of the application of IRES tax, as the Holding amount is the most relevant and it does not include IRAP income.

Profit before Tax was €5.5 billion. After Tax (627 million), **Minorities** (€518 million) and Purchase Price Allocation ex Capitalia (€301 million) **Net Profit** Attributable to the Group exceeded €4 billion.

Reconciliation of Parent Company to Consolidated Accounts

Net Shareholders' equity, including net profit of the period, is about 55,0 billion at December 31, 2008 compared to 57,7 billion at December 31, 2007.

Table of changes in Shareholders' equity is included in consolidated accounts.

The following table shows the riconcilliation between Shareholders' equity and net profit of the Parent Company and the corresponding consolidated figures.

Reconciliation of Parent Company to Consolidated Accounts (€ million)

	SHAREHOLDERS' EQUITY	OF WHICH: NET PROFIT
Balance as at December 31, 2008 as per UniCredit SpA Accounts	**50,990**	**3,281**
Surplus over carrying values	4,342	3,613
- subsidiaries (consolidated)	*3,809*	*3,197*
- associates accounted for at net equity	*533*	*416*
Dividends received in the period by the Holding Company		-2,908
Other reclassifications on consolidation	-333	26
Balance as at December 31, 2008 attributable to the Group	**54,999**	**4,012**
Minorities	3,242	518
Balance as at December 31, 2008 (minorities included)	**58,241**	**4,530**

Report on Operations (Continued)

Group Results for 2008 (Continued)

Capital and Value Management

Principles of Value Creation and Disciplined Capital Allocation

With the aim of creating value for our shareholders, the Group's strategic guidelines require that its asset portfolio be optimized through a process of capital allocation to each business line in relation to its peculiar risk profile and ability to generate extra income measured as EVA, which is the main performance indicator related to TSR (Total Shareholder Return). Developing the Group's business with the goal of creating value requires a disciplined process of capital allocation and management through all the phases of the planning and control process, i.e.:

- Proposing risk propensity and capitalization targets.
- Analyzing risk associated with value creation drivers and consequent allocation of capital to business lines and individual business units.
- Assigning risk adjusted performance targets.
- Analyzing the impact on the value of the Group and the creation of value for our shareholders.
- Drawing up and proposing the financial plan and dividend policy.

The process of allocation is based on a 'dual track' logic, i.e., the higher between economic capital and regulatory capital (Core Tier 1) is allocated at the consolidated level and for each business line/business unit.

If economic capital is higher, this approach makes it possible to allocate the real risk capital which Banca d'Italia does not consider yet and, if regulatory capital is higher, to allocate capital in accordance with the regulatory rules.

EVA Generated by the Group and the Divisions (€ million)

	YEAR	
	2008	2007
Retail	669	809
Corporate	781	679
Private Banking	266	265
Asset Management	366	677
Markets & Investment Banking	-2,015	508
Central Eastern Europe (CEE)	804	575
Poland's Markets	405	446
Other components[1]	-1,636	-1,378
Total	**-360**	**2,581[2]**

1. Global Banking Services Division, Corporate Centre, interdivisional adjustments and consolidation.
2. EVA 2007 figures were restated including former Capitalia Group since the beginninig of 2008 and complettion of PPA (Purchase Price Allocation).

Capital Ratios

The Group manages its capital actively by monitoring regulatory capital ratios, anticipating the changes necessary to achieve its targets and optimizing its assets and equity. Planning and monitoring refer on the one hand to Shareholders' Equity and the composition of regulatory capital (Core Tier 1, Tier 1, Lower and Upper Tier 2 and Tier 3 Capital) and on the other hand to the Risk-Weighted Assets (RWAs).

With the introduction of Basel II, RWAs have assumed increased importance. Under the advanced model, their calculation no longer depends solely on the asset's face value, but also on corresponding credit parameters. As well as monitoring and predicting lending volumes, it will be crucial to give the same attention to changes in the credit quality of the loan book connected with the macroeconomic scenario (the procyclicity effect).

For each fiscal year, the Group sets a Core Tier 1 ratio target, ensuring that its rating is in line with the larger international banking groups.

Core Tier 1 Ratio (Basel 2) was **5.87%,** the **Tier 1 Ratio** was **6.66%** and the **Total Capital Ratio** was **10.70%**. These published ratios take into account the payment of a dividend in shares, but not the capital increase carried out by issuing CASHES. Including the capital increase the ratios would be: Core Tier 1 **6.45%**, Tier 1 **7.25%** and Total Capital **11.40%.**

Capital Ratios (€ million)

	2008	
	AFTER CAPITAL INCREASE	BEFORE CAPITAL INCREASE
Total Capital	58,181	53,685
Tier 1 Capital	37,147	34,150
Core Tier 1 Capital	33,066	30,069
Total RWA	512,532	512,532
Total Capital Ratio	**11.40%[1]**	**10.70%**
Tier 1 Ratio	**7.25%**	**6.66%**
Core Tier 1 Ratio	**6.45%**	**5.87%**

1. The effect of capital increase on Total Capital includes the higher computability of Lower Tier 2 instruments.



Information on Risks

As already mentioned and known, the macroeconomic scenario and the critical market situation have entailed a slowdown in activity, an increase in the cost of financing, a decrease in share prices and in asset values, as well as additional costs deriving from write-downs and depreciation, with a decrease in profitability.
Although the Group has limited exposure to the risks deriving from recent failures, it is nevertheless exposed to risks if financial institutions or other loan counterparties become insolvent or are unable in any case to meet their obligations. In addition, difficulties could arise in the recovery of asset values consistent with current appraisals.
Furthermore, recessionary conditions have arisen in some countries where the Group operates, and some signs of deteriorating economic conditions are currently present in other countries (including the CEE countries).
The following sets forth some specific risk factors connected, in particular, with market liquidity, interest rate fluctuations, exchange rates, and the performance of the financial markets that are particularly affected by the present global financial scenario and upon which the results of the Group depend.
The constant monitoring and management of such risk factors allows to continue the use of the principle of business continuity in consolidated Annual Report.

Risks connected with raising funds on the markets

The extreme volatility and uncertainty on the financial markets have made it more difficult to raise funds on the institutional market.
The continuation of that situation could thus have a negative impact on the Group's performance.

Risks connected with interest rate fluctuations

Results are influenced by interest rate trends and fluctuations in Europe and in the other markets in which the Group engages in its business. In particular, the results of banking and lending operations depend on managing sensitivity to interest rate exposure. In the absence of suitable hedging instruments, any misalignment between interest income and interest expense could have significant effects on financial standing and operating profits.

Risks connected with exchange rates

A significant portion of the business of the UniCredit Group is done in currencies other than the euro, predominantly in the legal tender of CEE States and in United States dollars. This circumstance exposes the Group to risks connected with fluctuations in exchange rates and with the money market.
Since the financial statements are prepared in Euro, the necessary currency conversions are made in accordance with the applicable accounting standards.
Any negative change in exchange rates could thus have effects on the Group's performance.

Risks connected with the performance of the financial markets

The results of the Group depend significantly on the performance of the financial markets. In particular, unfavourable performance by the financial markets affects: (i) the flows from the placement of savings investment products under management and administration with the resulting negative impacts on the levels of placement commissions earned; (ii) management commissions, by virtue of the lower value of the assets (direct effect) and due to eventual redemptions caused by unsatisfactory performance (indirect effect); (iii) the operability of the markets unit, with particular reference to the activity of placing and brokering financial instruments; and (iv) the results of the banking portfolio and of the trading portfolio.

Protection from risks at the Group level (primarily credit, market, operational and integration risks thereof) is ensured by the Risk Management function (CRO) of the Parent Company, which is assigned the following duties:

- optimizing the Group's asset quality by minimizing the cost of risk in accordance with the risk/return objectives assigned to business areas;
- determining, in conjunction with the CFO area, the Group's propensity for risk and evaluating the Group's capital adequacy;
- providing strategic guidelines and determining the Group's risk management policies;
- establishing a system for controlling credit risk at the level of individual counterparties (or business groups, if applicable) and by major "clusters" (such as sectors or areas) by monitoring previously established limits;
- establishing and providing to divisions and entities the criteria for the valuation, management, measurement, monitoring and notification of the above risks and ensuring the consistency of control systems and procedures at the Group and individual entity levels;
- creating and spreading a risk-sensitive culture throughout the entire Group through training in collaboration with other Parent Company departments;
- supporting the business divisions in the achievement of their goals by contributing to the development of products and businesses.

Information on Risks (Continued)

The Risk Committee (which is chaired by the CEO and comprised of the following members, among others: Deputy CEOs, the Chief Risk Officer, Chief Financial Officer and Chief Strategic Officer) plays a key role in this area. The committee also carries out consultative and proposal-making functions for more senior or decision-making bodies (as applicable) with respect to strategic guidelines, guidelines related to financial policies, Group policies and methodologies for measuring all types of risk.

The Group monitors and manages its risks through rigorous methodologies and procedures, capable of extending their effectiveness to all phases of the economic cycle. With particular reference to the current scenario, characterised by further worsening of some economic and financial fundamentals in an already problematic phase of the cycle, the Group, albeit though maintaining existing rationales, procedures and methods - as set forth below -, has increased risk oversight and monitoring by rigorously observing the rules and bolstering monitoring procedures. In addition, the ordinary structures assigned to these types of activities have been strengthened, and new ones have been created dedicated to specific business lines and/or geographical areas having particular vulnerability, for purposes of timely detection of any critical signs.

There are several ways of determining the minimum level of regulatory capital. Each method calls for different organizational requirements and procedural approaches. The basic principle is to do a risk assessment for the purposes of the calculation of the regulatory requirement. This assessment is similar to the analysis of risk levels used for management purposes and is consistent with best market practices.

In this context, pursuant to Order No. 365138 of March 28, 2008, UniCredit Group was authorized by Banca d'Italia to use advanced methods for determining capital requirements for credit and operational risks (the AMA model).

Initially, these methodologies were adopted by the Parent Company, several Italian subsidiaries, and HypoVereinsbank (HVB AG) and Bank Austria (BA AG). Later, the application of these methodologies was required by other Group entities, based on a gradual expansion plan that was updated in 2008 as a result of the expanded group of companies and due to the addition of entities from the former Capitalia Group. Notice of this update was given to the regulator on September 30, 2008.

The management of the completion of the Basel II project is entrusted to a dedicated project manager, reporting directly to the Deputy CEO responsible for organizational and service functions, in co-leadership with the Strategic Risk Management & Control department.

With specific reference to credit risk, the Group was authorized to use internal estimates of PD and LGD parameters for the Group's loan portfolio (sovereign states, banks, multinationals and Global Project Finance transactions) and for local loan portfolios of the Group's Italian banks (mid-corporate and retail with the exclusion of the sole portfolio related to the former Capitalia companies for which the expansion of AIRB methodologies is to be applied in 2009).

In 2008, regulatory EAD parameters were used in relation to the above portfolios. In December 2008, the Group asked the regulator for authorization to use internal EAD estimates in relation to the Group's loan portfolio and it will make a similar request in 2009 with regard to the local loan portfolios of Italian banks.

In 2009, key operations will also focus on requesting authorization for using IRB methodologies for certain entities headquartered in Central Eastern Europe (including Poland) and for UniCredit Leasing in Italy with regard to asset classes for which authorization is still not available (qualified revolving retail exposure and other retail exposure to individuals).
With regard to the use of the AMA model for the calculation of capital to cover operational risks, this method, which is determined by the Parent Company, will be extended to the Group's main entities over time on the basis of a specific roll out plan.

With regard to compliance with the "Second Pillar," a specific capital adequacy valuation process was developed based on existing approaches. It calls for a general framework and a set of specific guidelines aimed at determining a common approach at the Group level in the area of capital planning, the determination of the propensity for risk and the measurement, management and control of risks.

In addition, summary elements were introduced that are targeted for capital planning and capital adequacy processes. The Group's risk profile is represented by internal capital that is calculated by aggregating risks plus a conservative "cushion," which incorporates model risk and the variability of the economic cycle, and that is compared with available financial resources (AFR). Thus, risk-taking capacity is calculated as the ratio of AFR to internal capital. The achievement of capital adequacy also implies proper risk



management based on the involvement of senior management by identifying the appropriate decision-making bodies, properly assigning duties and responsibilities and reviewing the overall process.

During the year, the Group launched the reorganization of the Market Risk department in connection with which the Group continued the process of harmonizing and integrating VaR calculation models and systems in order to arrive at the determination of a unified internal Group model some time in 2009. In 2008, however, the Group proceeded to develop and expand existing models with the aim of achieving increasing accuracy in the representation of the Group's risk profiles for portfolios of complex financial products.

The monitoring of these risk profiles was made even more efficient and rapid with the introduction of individual risk limits, in addition to VaR limits, in relation to primary investment banking operations. In the same way, and in an effort to achieve product and portfolio assessments based on more rigorous standards of prudence, methodologies for establishing valuation reserves for loan products were refined and made more specific with a special focus on structured loans.

As far as liquidity risk is concerned, during the year, in keeping with the Group Liquidity Policy, the Liquidity Contingency Plan was approved, aimed at defining the procedure, responsibilities and initiatives to be implemented in the event of a liquidity crisis, whether of a systemic or of a specific nature. Risk limits have also been reviewed from a more prudential standpoint, defining ceilings even for such currencies as USD, CHF, GBP and JPY and reconsidering the actual degree of liquidity and the time for disposal of marketable securities - held as a liquidity reserve, to meet unexpected needs -, in addition to those eligible as collateral at the ECB.

Furthermore, in order to effectively and quickly prevent and avoid a potential deterioration in the Group's position through the use of stress testing methods, control measures are now carried out on a weekly basis and an action plan has been implemented and launched to increase the Group's lending capacity.

Report on Operations (Continued)
Group Results for 2008 (Continued)

Divisional Results

The following table of the results of the Group's Divisions bears out the comments made in the previous section. On one hand, there is an excellent result achieved by the CEE Division 52.8% (+28.7% on a like-for-like and constant exchange-rate basis) and, on the other, a negative contribution of MIB and a sharp fall in the contributions of Asset Management.

Commercial banking results, as presented by the Retail, Corporate e Private Banking Divisions, confirm the Group's ability to achieve good results in terms of profitability (+2.3% on a like-for-like and constant exchange-rate basis), in spite of operating in an adverse market situation for almost half of the year.

Key figures (€ million)

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUST. INCLUDED)	CONSOLIDATED GROUP TOTAL
Operating income									
2008	10,925	6,332	1,414	1,088	134	4,736	2,183	54	26,866
Change over 2007	*n.s.*	*5.6%*	*-6.3%*	*-31.1%*	*-95.9%*	*40.7%*	*1.3%*	*n.s.*	*-8.9%*
Operating costs									
2008	-7,319	-2,039	-892	-508	-1,421	-2,233	-1,060	-1,220	-16,692
Change over 2007	*-0.1%*	*3.2%*	*-0.3%*	*-22.1%*	*-11.8%*	*29.1%*	*9.1%*	*n.s.*	*3.3%*
Operating profit									
2008	3,606	4,293	522	580	-1,287	2,503	1,123	-1,166	10,174
Change over 2007	*0.3%*	*6.8%*	*-15.0%*	*-37.4%*	*n.s.*	*52.8%*	*-5.2%*	*n.s.*	*-23.8%*
Profit before tax									
2008	2,807	2,991	511	599	-2,186	2,021	1,110	-2,395	5,458
Change over 2007	*44.0%*	*1.2%*	*-12.5%*	*-35.9%*	*n.s.*	*50.6%*	*-3.0%*	*n.s.*	*-48.1%*
EVA									
2008	669	781	266	366	-2,015	804	405	-1,636	-360
Change over 2007	*-140*	*102*	*1*	*-311*	*-2,523*	*229*	*-41*	*-258*	*-2,941*
Cost/income ratio									
2008	67.0%	32.2%	63.1%	46.7%	n.s.	47.1%	48.6%	n.s.	62.1%
Change over 2007	*-10 pb*	*-70 pb*	*380 pb*	*540 pb*	*n.s.*	*-430 pb*	*350 pb*	*n.s.*	*730*
Employees[1]									
as at December 31, 2008	50,851	12,195	4,479	2,165	3,400	56,066	21,406	23,957	174,519
Change over December 31, 2007	*-3,000*	*-172*	*-41*	*-301*	*-609*	*12,419*	*-843*	*-2,751*	*4,702*

1. "Full time equivalent" data. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.

Andre Nolting
Germany


«I think that we are always close to our customers.
Even more so if the markets are difficult, as last year. We organized events for our customers to discuss the situation in the financial markets. We keep our promise always to be there - especially in times of need.»
UniCredit Group

Report on Operations (Continued)

Group Results for 2008 (Continued)

Retail

The Retail Division[1] of UniCredit Group aims to satisfy the financial needs of Mass Market, Affluent and Small Business customers in Italy, Germany and Austria by bringing together the Group's experience in the area of retail banking and make it available to serve customers regardless of their geographic location.

The year 2008 was characterized by the crisis in financial markets, which intensified in the third quarter of the year, resulting in a further deterioration of the macroeconomic environment.

The Division still managed to end the period with increased profit, even when adjusted for extraordinary items and it completed the complex integration of Capitalia into UniCredit Group within the period projected. Three new banks were created as of November 1: UniCredit Banca in the North, UniCredit Banca di Roma in central and southern Italy and Banco di Sicilia with a concentration in Sicily.

Financial Performance

In 2008, the Retail Division reported profit before tax of €2,807 million, corresponding to an increase of €858 million (+44% y/y). The Division generated a profit (+7% y/y) even adjusted for extraordinary items including Capitalia integration costs (about €700 million in 2007 and €70 million in 2008) and the branches disposal in compliance with Antitrust regulations (about €550 million in 2008).

Performance in 2008 benefited from the increase in interest rates (average 1-month Euribor rose by 20 basis points over 2007), which was more than offset by a significant reduction in asset management fees following the major crisis that affected financial markets. The growth in volume, cautious pricing policy and careful operating cost management contributed to the achievement of overall performance.

Operating income totaled €10,925 million, which was flat y/y and was bolstered by net interest income (€7,247 million, +6% y/y), which offset the decline in net commissions (€3,719 million, -8% y/y). Adjusted for extraordinary provisions that negatively affected revenues in 2008, operating income was up by 2%.
In Italy, about €230 million was allocated for items including the public fund for dormant accounts as per the decree introduced with the financial act of 2006 and the protection of index linked insurance policyholders with Lehman Brothers bonds as the underlyings of the policies.

Operating costs totaled €7,319 million, which was in line with the previous year, due to significant cost savings in Austria and Germany (equal to 9% and 3% respectively). Operating costs would have declined by 3% y/y adjusted for extraordinary events due to steps taken to harmonize contributions for former Capitalia banks. The only increase in expenses was reported in Italy (+2% y/y) and was the result of planned growth projects and the international development of UniCredit Consumer Financing and UniCredit Banca per la Casa, without which costs would have been down by 3% y/y.

The **cost/income ratio** remained stable at 67.0%. Cost control management posted solid results on **FTE** reduction: the service model right-sizing reduced FTE by 6% over 2007 (from 53,851 to 50,851) with productivity (operating income adjusted for extraordinary provisions/FTE) improving to 8% per annum.

The above factors made it possible to achieve an operating profit of €3,606 million, which was aligned with 2007, but an increase of 12% when adjusted for the extraordinary items noted above.

In 2008, **net impairment losses** rose by 24% over 2007 to a total of €1,178 million with a resulting increase in the annualized cost of risk of 0.64% (+11 basis points y/y) due to a deterioration in the loan situation and the standardization of risk policies at former Capitalia banks.
In Italy, the deterioration of the cost of risk (+21 basis points y/y) was due for 14 to the alignment of Capitalia, 5 basis points to the loan situation and 2 basis points to the product mix effect.

The Division generated **EVA** equal to 669 million (-140 million y/y), which, adjusted for extraordinary events, totalizes about 965 million.

Year-end **RWAs** decreased by €990 million over December 2007, thanks to optimization transactions through securitizations in Germany (€5 billion in nominal value at HypoVereinsbank [HVB] for Building Comfort RMBS and SFA 08 - 3) and planned measures aimed at reducing customers with negative EVA in all three countries.

1. Effective October 1, 2008, the Retail Division was involved in an organizational change that led to the creation of the following divisions: Retail Italy Network, Retail Germany and Austria Network and Household Financing. Throughout the section comments will be made on the results of the Retail Division overall, which is designated, as in previous annual reports, as the "Retail Division."



As a Group exclusive, the Division established a unit dedicated to business sustainability that reports directly to the Deputy CEO Office to ensure that the creation of value for shareholders is combined with social legitimacy over time. The unit plans, monitors and implements the sales performance of the Division with the goal of reconciling the achievement of a distinctive market position with the satisfaction of the needs of about 13 million customers, 51,000 employees, investors and local communities.

Income Statement (€ million)

	YEAR		CHANGE	2008		2007	CHANGE %
RETAIL DIVISION	2008	2007	%	Q4	Q3	Q4	ON Q4 '07
Operating income	10,925	10,921	n.s.	2,555	2,697	2,729	-6.4%
Operating costs	-7,319	-7,327	-0.1%	-1,842	-1,788	-1,852	-0.5%
Operating profit	3,606	3,594	+0.3%	713	909	877	-18.7%
Net write-downs on loans	-1,178	-950	+24.0%	-386	-285	-270	+43.0%
Profit before tax	2,807	1,949	+44.0%	790	593	-34	n.s.

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
RETAIL DIVISION	12.31.2008	12.31.2007	AMOUNT	%	09.30.2008	AMOUNT	%
Loans to customers	180,440	186,569	-6,129	- 3.3%	184,394	-3,954	- 2.1%
Customer deposits (incl. Securities in issue)	201,205	198,930	2,275	+ 1.1%	196,949	4,256	+ 2.2%
Total RWA	117,925	118,915	-990	- 0.8%	122,505	-4,580	- 3.7%
RWA for Credit Risk	115,876	117,630	-1,754	- 1.5%	121,091	-5,215	- 4.3%

Breakdown of loans and deposits by country (€ million)

	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
RETAIL DIVISION	12.31.2008	12.31.2007	%	12.31.2008	12.31.2007	%
Italy	119,884	123,165	-2.7%	140,927	137,613	+2.4%
Germany	39,723	42,649	-6.9%	32,066	31,853	+0.7%
Austria	20,833	20,755	+0.4%	28,212	29,464	-4.2%
Total	**180,440**	**186,569**	**-3.3%**	**201,205**	**198,930**	**+1.1%**

Key Ratios and Indicators

	YEAR		CHANGE	
RETAIL DIVISION	2008	2007	AMOUNT	%
EVA (€ million)	669	809	-140	- 17.3%
Absorbed Capital (€ million)	7,260	6,813	447	+ 6.6%
RARORAC	9.22%	11.88%	-266bp	
Operating Income/RWA (avg)	8.99%	9.47%	-48bp	
Cost/Income	67.0%	67.1%	-10bp	
Cost of Risk	0.64%	0.53%	11bp	

Staff Numbers

	YEAR		CHANGE	
RETAIL DIVISION	12.31.2008	12.31.2007	AMOUNT	%
Full Time Equivalent	50,851	53,851	-3,000	-5.6%

Retail (Continued)

Contribution by Country (2008, € bilion)


Austria
Germany
Italy
100%= 10.9
7.3
3.6
11%
15%
74%
12%
18%
70%
11%
8%
81%
Operating Income
Operating Costs
Operating Profit

Customers Total Financial Assets[1]
(2008, € bilion)


219(2)
Direct deposits
AUM
AUC
85
59
75
52
31
8
13
46
30
11
5
Italy 70%
Germany 16%
Austria 14%
Share of total

1. Business volumes which have been classified differently from accounts data
2. New commercial network data, net of institutionals

Total Loans to Customers
(excluding non-performing loans) (2008, € bilion)


119
7.8
15
18
9.0
69
Other
SB M/L term
SB short term
Consumer credit
Households Mortgages
39
1.5
13
0.7
23
0.9
21
0.9
2.4
5.2
0.5
12
Italy 67%
Germany 22%
Austria 11%
Share of total

Breakdown by business, geographic area and company

The three countries differed in their contributions to total Division profits: Italy, with 74% of operating income, generated 81% of total Division operating profit, while Germany and Austria continued to contribute to the Division's profits.

With respect to **total financial assets of customers**, 70% is invested in Italy, 16% in Germany and 14% in Austria. Customers' need for safety, brought about by uncertainty in financial markets, had an impact on portfolio mix, which in Italy resulted in an increase in direct deposits (+6% y/y, including repos) to a level of 39% of total financial assets to the detriment of indirect deposits (assets under management and administration).
In Germany and Austria, there was an even greater preference for direct deposits (60% in Germany and 65% in Austria).

The mix of **total loans to customers** was also different in the three countries. Home mortgages (the product with the largest share in all three countries), represented 58% of loans. Loans to small businesses represented a higher share of short-term loans in Italy (55% of loans in the segment), than in Austria (17%) and in Germany (only 7%).

Italy

In 2008 in **Italy**, the process of integrating the former Capitalia banks into UniCredit Group was completed. This process began with the unification of information systems and ended with the creation of three banks in November: UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia.
The three new banks are currently able to operate with the same governance and customer service models and to offer the same range of products.

The marketing aimed at **Mass Market** customers rationalized and standardized the range of current account, lending and credit/debit card products.

In 2008, there was excellent growth in current accounts with a net inflow of 117,200 new accounts. In terms of product innovation, the "Conto Genius Ricaricabile Nuova Edizione" was launched. This is the first current account without a maximum overdraft fee thereby making the calculation of applicable account costs more transparent and straightforward. All surcharges and penalties are eliminated for accounts with borrowing balances and are replaced with a single item to recover costs on any outstanding amounts. The new version of "Genius Ricaricabile" retains the recharging mechanism, which also makes it possible to eliminate the monthly fee.

In the area of loans, the "Insieme 2009" initiative was promoted. This product targets households, which, due to extraordinary events (e.g., the loss of a job, unemployment, separation or divorce for households with children, death), find it difficult to pay mortgage installments. This initiative makes it possible to suspend the payment of installments for up to 12 monthly installments and defer financial charges over time. The range of personal loan products was also expanded with the new "CreditExpress Energia," which is to be used for construction projects aimed at promoting energy savings that are eligible for tax benefits.

In the area of credit and debit cards, the activity of issuing and managing credit cards has been internalized. Starting in November 2008, "UniCreditCards" were issued to Mass Market customers in various versions: *Classic, Classic Etica* (with a mechanism whereby 0.3% of each transaction goes to charities with no costs for customers) and Giovani for customers between the ages of 18 and 30. "UniCreditCards" are enhanced by insurance coverage. During the last two months of the year, various cards were offered to the entire sales network: the prepaid "Click" card, which performs the usual withdrawal and payment functions and allows customers to view cash movements; and the "V PAY ATM" card, an innovative dual technology debit card that combines the domestic ATM/PagoBANCOMAT circuit with the new V PAY VISA circuit.

Heightened volatility in financial markets made it essential to demonstrate a commitment to customers and make an effort to gradually reaffirm confidence through continuing management of the relationship with individual customers and to promptly satisfy the growing need for protection with specific products. With regard to investment products, in response to the period of market uncertainty and the growing demand of **Affluent** and non-Affluent customers for safe, liquid products, the range of deposit products was completed with the "Salvadanaio" certificate of deposit, which makes it possible to invest for 3, 6, 12 or 18 months with returns competitive with those offered in the money market. To respond to customers' changing propensity for risk, the demand for products with guaranteed/protected principal at maturity and to the general market environment, the Division has launched a review of the range of asset management and bancassurance products. The product range now includes guaranteed principal funds (6-year duration) as well as formula-based and protected funds (2.5 and 5-year durations) to make it possible to participate in market increases over a specific period of time, but with the security of receiving principal back at maturity along with a minimum dividend return (in the case of formula-based funds). In November, the new traditional policy called "Unigarantito 2008 Plus" was launched with the minimum guaranteed return increased from 2.00% in the old product to 2.50%. Sales activities focused on optimizing customer contact in keeping with the UniCredit First service model, which leverages the importance of maintaining a stable point of contact during particularly critical market situations. Implementation of the "Smart Affluent" customer sub-segment service model continued in 2008. This model is intended for individuals in the wealth accumulation phase with a high propensity to use virtual channels and it is based on managing the customer relationship "remotely".

With regard to **Small Business** customers, the range of existing insurance products has been expanded in order to satisfy specific needs and to provide a dedicated service. In fact, the following products have been created: creditor protection policies, all risk building policies and all-risk operating machinery policies. These can be combined with leases in order to release customers from any remaining debt if adverse events occur.

In November 2008, the "Impresa Italia" project was launched. This is a significant project to support the economy that calls for allocating €7 billion (including €3 billion for small businesses) to promote access to loans by small Italian businesses. The project will make short-term loans available to enhance the management of the company's cash position and medium and long-term loans for the company to make investments. This initiative, which has already been underwritten by national associations and which will enter its operating phase at the beginning of 2009 involved over 65 priority "Confidi" (loan guarantee agencies for small and medium-sized companies) and key regional trade associations.

In terms of growth, in addition to continuing the initiative entitled "Trasloco Facile Piccole Imprese," other initiatives have been created that are dedicated to existing customers and prospects including "Crescita Impieghi a BT," which provided €1 billion in short-term loans from January to November (6%) and "New Prospect", which is aimed at bringing in capital-based companies as new customers. A detailed portfolio analysis has identified customers with a negative EVA for which sales initiatives have been launched to re-price short-term loans along with cross-selling initiatives.

Two new service models were launched in the last two months of 2008.
The "Business Prime" model is intended for top customers in the Small Business segment with the aim of becoming the bank of choice for managing investments for the entrepreneur and his/her immediate family. The model also calls for dedicated business centers staffed by business and investment specialists. The other new service model, called "Business Easy", provides small business customers with a

Report on Operations (Continued)

Group Results for 2008 (Continued)

Retail (Continued)

remote dedicated specialist who acts as a stable and capable point of contact who is able to quickly respond to major financial needs.

In the institutional area, work continues on arranging events dedicated to the Small Business segment as well as in-depth studies on the Italian macroeconomic and microeconomic situation. The fifth edition of the UniCredit Report on Small Businesses focused on southern Italy, an area that is moving toward a new development model. The main purpose of the last edition of the report, which was presented in Naples on December 5, 2008, was to monitor changes in the atmosphere of confidence among small businesses and their relationship with banks and to survey key structural aspects that are a reflection of a continued focus on the area.

UniCredit Consumer Financing experienced significant changes in 2008. The year began with the rebranding of the former UniCredit Clarima Banca and ended with the merger with UniCredit Banca per la Casa, which led to the creation of the Division's Global Product Specialist, i.e., the product factory and bank specializing in the production and distribution of mortgages and consumer credit products. In cooperation with UniCredit Consumer Financing Bank, the Italian Retail Division (meaning the group consisting of the commercial banks UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia) generated new business [personal loans, special-purpose loans, credit cards and loans against wages] totaling more than €7 billion including 22% from the non-banking channel. The customer portfolio increased by 22%.

In Italy, where most of the business of UniCredit Consumer Financing is concentrated, the business potential of loans against wages was enhanced as a result of the integration with Fineco Prestiti and two new agreements with the Ministry of the Economy and Finance and with INPS. These partnerships led to the creation of "SuperQuinto," a product offered to government employees administered by the Ministry of the Economy and Finance and to INPS retirees.

In 2008, the banking channel sold over €2 billion in personal loans, thereby solidifying the role played by UniCredit Consumer Financing as the main distribution channel. During the first half of the year, 94 corners specializing in the sale of consumer credit products and mortgages were installed in the sales network on top of over 200 such corners already in existence. In addition, in the second half of the year, training was provided to the first 200 assistants dedicated to the sale of personal loans. As regards the non-banking market, new sales agreements were developed with automobile, real estate and insurance dealers and with consumer credit brokers who were selected after careful consideration of their performance in the area of credit quality. The proper sales approach was confirmed by an increase in new customers (+51% y/y). In particular, the automobile business (€531 million in new special-purpose automobile loans, +110% y/y) was able to achieve significant growth despite the sharp deterioration of the automobile market. Product offerings in the direct channel and co-branded segment were also reviewed. The review of the portfolio of co-branded partnerships revitalized the card segment due to new agreements. In the last quarter of 2008, the "MyAir" card was launched in collaboration with a low-cost Italian airline.

In foreign markets, the development of the pan-European platform is still under way together with the development of innovative service models based on local experience. In July, the German branch embarked on the sale of "KomfortKredit" personal loans, mainly through the installation of pilot corners at HVB branches that made it possible to acquire 22,000 new customers and €175 million in new loans. Thanks to the collaboration of MasterCard in mailings and in the promotion of card usage, 68,000 new cards were issued reaching a total of 178,000 cards with transaction volume of €148 million. In Bulgaria, through strong partnerships with extensive distribution chains, UniCredit Consumer Financing AD was able to report an increase in sales of special-purpose loans (€39 million) becoming the second largest player in the market.

In 2008, **UniCredit Banca per la Casa** took on the role of product factory for the Division and served as the bank specializing in the production and distribution of mortgages. UniCredit Banca per la Casa also increased the number of financial consultants, integrated the network of Fineco Credit agents, entered into new partnerships, streamlined existing agreements and encouraged the development of the Internet channel.

In 2008, UniCredit Banca per la Casa provided about €5 billion in mortgages out of an industry total of about €55 billion with a market share of around 9%. Overall, new retail residential mortgages for the UniCredit Group totaled over €9 billion, representing a market share estimated at about 16.4%.

With regard to the market overall, which declined by 12% from 2007, household demand for mortgages was negatively affected by the impact of the international financial crisis that began in 2007, and by rising interest rates, which reached a high in October 2008. The decline in



new loans is in line with residential real estate market trends, with about 700,000 transactions compared to 815,000 in the previous year (-14%). The deterioration of the macroeconomic situation resulted in an increase in households having difficulty making their mortgage payments.
To provide support to these households, UniCredit Banca per la Casa, together with the Italian Retail Division, took a number of steps ranging from private mortgage renegotiations to acceptance of the ABI/MEF Agreement and the "Insieme 2009" initiative, which was described above.
The augmented business risk led to a more careful assessment of customers' credit ratings with the establishment of a new sales approach ("Pricing at risk"), which aims to reward the best customers and to avoid losing value on the riskiest customers.

In 2008, upon the completion of the project to rationalize the mortgage business in Italy, the residential mortgage portfolios of Fineco Bank (starting in July), UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia and Bipop Carire (starting in November) were acquired by UniCredit Banca per la Casa. At year-end, the portfolio of the latter was made up of about 834,000 existing mortgages for a total of over €69 billion before adjustments for securitization transactions.

Germany and Austria

In **Germany**, financial market turbulence also pushed customers to find safe investments. In support of this need, fixed and floating-rate bonds were primarily offered: "Floaters" (with sales of €600 million); "Stufenszinsanleihen" (€500 million); "Anleihe" indexed bonds with guaranteed principal (€600 million); and the conservative "F&C Stiftungsfonds" funds with 70% of underlying assets invested in bonds (net inflow of €300 million). In addition, a number of structured products were issued, primarily with guaranteed principal (€250 million), and others that combine fund and certificate features (€170 million). The "VermoegensDepot Privat" product has been particularly successful. This product involves customers assigning HVB to manage their accounts, which allows them to take advantage of tax optimization schemes that were researched on the basis of Affluent customer needs. Over €2 billion in sales volume has been generated for "VermoegensDepot Privat". Finally, "OptiAnleihen" was launched. This is a structured product with a low risk profile and rates higher than market levels that in four weeks generated sales of over €250 million.

The multi award-winning current account, "Willkommenskonto," which was launched two years ago, posted a further 100,000 openings with about 33,000 new customers. The "Willkommenskonto" product was enriched with an illustrated debit card and the ability to select from 70 images. This initiative generated sales of over 42,000 cards. In addition, as a result of collaboration with Lego, which targets the youth segment, over 4,000 new customers were acquired and 7,000 current accounts were opened.

In 2008, 1,400 new customers were acquired due to the innovative partnership with Yapı Kredi, which led to the opening of three branches that are fully dedicated to Turkish customers and 10 corners in existing HVB branches with products and services tailored to the needs of Turkish customers.

Despite public debates over the anticipated restriction of credit policies by the banking industry, HVB maintained a steady volume of loans to the Small Business segment (€14 billion).

Due to the close collaboration with the affiliates VereinsbankVictoriaBausparkasse and PlanetHome, the development of the real estate finance business began in 2008. The diversification of the product portfolio and the broadening of the network to over 40 distributors made it possible for HVB to receive first prize from Deutsches Institut für Service-Qualität in the real estate finance category for the best conditions offered.

In **Austria**, Bank Austria pursued its goal of becoming the largest bank of choice for Affluent customers in the domestic market. The year 2008 will be remembered as one of the worst years for financial markets, but Bank Austria has positioned its financial offerings on a conservative track in order to protect customers from market turbulence. Pioneer Investment funds with guaranteed principal were enhanced by four new issues (Global Emerging Markets; Brazil, Russia, India, China and Africa; Austria; and European Potential related to small and mid-cap companies) which generated over €500 million in sales. The specialized funds "Real Invest Austria" and "Real Invest Europe" were well received by customers and registered a net flow of sales of about €200 million.

In the second half of the year, Bank Austria issued its own bonds with a 3-year maturity. These are simple, transparent instruments aimed at protecting investments from inflation (European Inflation Index Linked Bonds) and from market rate movements (*Erfolg Anleihe*). Investments have registered volumes of about €580 million.

The offering of structured bonds with guaranteed principal at maturity was limited

Report on Operations (Continued)

Group Results for 2008 (Continued)

Retail (Continued)

to only two issues that generated sales of €100 million: "WAIGA 2008-2011," which is indexed to a basket of international equity indices and "Champions Bond," which is indexed to European equity markets and to the results of the UEFA EURO 2008 football championships that took place in Austria. Also on the occasion of this sports event, Bank Austria created a commemorative card in partnership with MasterCard that generated sales of about 4,000 cards.

With regard to single-premium insurance products, "S.M.I.L.E. Garant," a guaranteed principal product and "FokusLife", an asset management product, were offered resulting in 6,000 contracts. In the area of insurance products with recurring premiums, about 15,000 contracts were written for the traditional "Vorsorge Plus pension" and "Fokuslife".

To coincide with the worldwide savings day on October 31, Bank Austria launched a campaign to encourage and protect savings and it offered a special artistic version of the "Künstlersparbuch" passbook created by the famous Austrian artist Markus Pranchensky. Over one and a half months, 82,000 customers invested approximately €1 billion in this product with an 11-month maturity. In addition, another passbook account with a 7-month maturity generated a volume of over €1,140 million in four weeks with 60,000 accounts sold.

With regard to the Small Business segment, efforts aimed at reducing the cost of risk continued in lending operations in 2008. In addition, the goal of increasing profitability was achieved by developing private financial assets for entrepreneurs and reintroducing the business of government-guaranteed, subsidized-rate loans. In April 2008, the service through the remote channels of the Business Service Centre provided to Small Business customers was extended to all of Austria. Two new locations were set up in Carinthia and Salzburg. At the end of 2008, 13,000 customers were served and, in 2009, an increase is projected to over 30,000 customers by the end of the first half of the year.

Key Projects in 2008 and Summary Outlook for 2009

The year 2008 was a period of intense transformation for the Division with different objectives in the three countries. As noted earlier, in Italy the integration of former Capitalia banks into the Group was finalized and in November three new banks were created: UniCredit Banca in the North, UniCredit Banca di Roma in central and southern Italy, and Banco di Sicilia with a concentration in Sicily. Germany and Austria continued their change strategy initiated in 2005-6 with the adoption of the Group's best practices and rationalization of operating costs. The process to integrate IT systems on the Eurosig Group's platform was also restarted.

2008

Italy

- Projects related to the process of integrating former Capitalia banks into the UniCredit Group:
  - it convergence of former Capitalia banks on the Group's platform;
  - breakdown of branches based on the new regional approach;
  - spin-off of Corporate and Private Banking customers to the Group's segment banks, UniCredit Corporate Banking and UniCredit Private Banking;
  - installation of 600 new ATMs, primarily at former Capitalia branches;
  - expansion of the Customer Satisfaction approach (TRI*M) and the "Q48" method (which is able to resolve customer complaints within 48 hours) to the entire sales network;
  - transfer of residential mortgage assets and personal loans to the product companies UniCredit Banca per la Casa and UniCredit Consumer Financing Bank;
  - expansion of the "UniCredit First" service models, which is dedicated to Affluent customers, to the entire sales network;
- Launch of new service models: "Smart Affluent" for Affluent customers with potential, "Business Prime" intended for top customers in the Small Business segment and "Business Easy", which involves the remote management of small economic operators;

- Major projects have been launched to support the country's real economy:
  - the "Impresa Italia" project, which provides €7 billion in new loans to small and medium-sized companies;
  - the "Insieme 2009" project, which is aimed at helping families with income under €25,000 before tax per annum and which offers the ability to suspend mortgage payments free of charge for a period of up to 12 months upon the occurrence of specific events that lead to financial difficulties;
- In the mortgage and consumer credit businesses:
  - revision of credit policy with an emphasis on loan selection focusing on a potential portfolio with low risk;
  - launch of loans against wages in the commercial banking network;
  - new sales and rationalization agreements with existing partnerships.

Germany and Austria

- training of consultants dedicated to Affluent customers;
- focus on Small Business customer assets through a comprehensive consulting model and specific products for financing companies and the needs of entrepreneurs in the area of personal investments;
- improvement in efficiency through a strong emphasis on cost reductions as a result of continuing "zero-based" budgeting practices, which started in 2006 and the subsequent reorganization of the service model;
- improvement of productivity in the sales network as a result of measures focusing on leadership and motivation;
- reduction of RWA through structured finance transactions, management of the existing loan portfolio and a selective approach to new business;
- revision of credit policy with an emphasis on loan selection and improvement of loan collection processes to lower the cost of risk;
- in Austria, discontinuation of mortgages denominated in foreign currencies.


2009

In Italy, the Division will continue the consolidation of the new structures of the three new banks by completing the expansion of new service models for customer sub-segments. In January, the merger of UniCredit Consumer Financing Bank and UniCredit Banca per la Casa led to the creation of the Global Product Specialist, which produces and distributes mortgages and consumer credit products. In 2009, the Division will launch the "Guaranteed Renegotiation" mortgage, the "Credit Express Dynamic" personal loan, the "UniCredit Card Extra" revolving card and loans against wages for customers who have not had access to personal loans. The range of investment products will evolve to satisfy the needs of customers that are moving toward simple products with the guarantee of principal and short maturities. In the Mass Market segment, assistance will be initiated in the network to improve the ability to meet customer requirements and this action will be monitored using a specific cross-selling index (the "Bis" [satisfied requirements] index); assistance will also be provided to improve customers' assessment of the bank. In February 2009 in the Small Business segment, the new "Imprendo Export" account was launched in order to support Italian companies in expanding their operations abroad by taking advantage of the Group's unique foreign network. By the end of March, a tool will be introduced in the sales network to identify the most appropriate pricing for each customer. The "Impresa Italia" and "Insieme 2009" initiatives will continue, as will investments in advanced ATMs to expand the network of direct channels available to customers.

In Germany and Austria will continue the reorganization of the service model by customer sub-segments with a specific focus on the Affluent segment. An intensive program involving the sales force will be initiated to achieve the Division's goals with an emphasis on motivation and the sense of belonging. The optimization of the cost structure and reduction of the cost of risk, especially in Austria, will continue to be priorities. In the area of operations, HVB and Bank Austria will converge on the Eurosig Group's IT platform.

Report on Operations (Continued)

Group Results for 2008 (Continued)

Corporate

The Corporate Division[1] provides products and services to businesses (with annual revenues at least of 3 million) with a special focus on the medium and large corporate segments through branches and offices in Italy, Austria and Germany and through foreign trade centers located in Italy.

Additionally, two global business areas are dedicated to corporate customers: UniCredit Global Leasing (UGL) and Global Transaction Banking (GTB). The latter is the Group's international area specialized in trade finance and cash management, operating through the Banks' network of the Group.

Financial Performance

Despite the gradually deteriorating environment, Corporate Division achieved good 2008 **operating results** compared to the previous year reporting **an increasing operating profit** (+6.8% y/y).

The positive performance of **net interest income** (+11% y/y) more than offset the downward trend of **net non-interest income** (-7.2% y/y), which was adversely affected by a slowdown in trading profit, income from sale of hedging products and higher securitization costs. 2008 **total revenues** were €6,332 million (+ €338 million y/y , +5.6%), with net interest income at €4,758 million (+10.7% y/y). Net interest income growth (+10%) in the three countries was driven by a selective approach in new loans origination, higher profitability, and increase in customer deposits, which grew by 7.8% y/y (excluding securities in issue). The decline in **net non-interest income** mainly affected UniCredit Corporate Banking (UCCB) and Austria.

2008 **operating costs** reached €2,039 million, with an increase of 3.2% (+€64 million y/y) the y/y comparison is affected by 2007 extraordinary events in Italy (new TFR - employee retirement pay-legislation and release of early retirement fund). Net of these items, costs would be almost flat versus previous year thanks to management's focus on cost containment and to the effectiveness of measures implemented in all countries. **Staff expenses** increased by €90 million (+9.1% y/y), net of 2007 extraordinary item nevertheless the y/y growth would be 3.0% mainly driven by the expansion at UGL. Other **operating costs** dropped by 2.2% y/y (-€22 million) following the reduction of other administrative expenses.

Net impairment losses on loans and provisions rose by 56% (+€509 million y/y) due to asset quality deterioration aligned with market trends in Italy (+€234 million y/y), Germany (€237 million y/y) and in Austria (+€44 million y/y).

Net income on investments also showed a downward trend compared to the previous year (-€38million).

As a result of these phenomena, **profit before taxes** in 2008 reached €2.991 million, +€36 million y/y (+1.2%). Loans deterioration and negative external environment have driven the fourth quarter 2008 results, with a slowdown both q/q than y/y.

Efforts made to optimize **capital absorbtion**, together with Top Management's strong commitment to creating value drove higher EVA, which reached a level of €781 million (+€102 million, +15.1% y/y), and **RARORAC**, which reached a level of 5.64%, with an increase of 38 bp y/y over the 5.26% reported in 2007.

These results are also due to higher commercial focus on deposit growth, pricing and on reducing structural negative EVA positions (reduction in commercial relationships with low profitability).

Due to the combined impact of the positive performance of total revenues in 2008 (+5.6% over 2007) and the containment of cost growth (+3.2% over 2007) the cost/income ratio reached 32.2% in 2008, with an improvement of 70 bp.

Division's **loans** growth has been achieved with a selective approach aimed to improve the capital invested profitability: special emphasis has been placed on areas with low capital absorption. This is reflected in **deposits from customers** growth, which rose by 7.8% y/y (excluding securities in issue) driven by the increase reported in Italy (+4.2% over December 2007) and in Austria (+6% y/y). In the leasing area, growth was mainly concentrated in CEE and Austria, while new loan production in Germany remained unchanged.

Total FTEs number at year end 2008 is 12,195 with a decrease of 172 FTEs y/y. Successful integration of Capitalia Corporate Business was able to compensate the increased commercial workforce in leasing (CEE) and Germany.

1. Effective October 1, 2008, the Division was involved in an organizational change that led to the creation of three divisions: Corporate Banking, Leasing and Global Transaction Banking.

Income Statement

(€ million)

CORPORATE DIVISION	YEAR 2008	YEAR 2007	CHANGE %	2008 Q4	2008 Q3	2007 Q4	CHANGE % ON Q4 '07
Operating income	6,332	5,994	+5.6%	1,648	1,573	1,516	+8.7%
Operating costs	-2,039	-1,975	+3.2%	-523	-505	-509	+2.8%
Operating profit	4,293	4,019	+6.8%	1,125	1,068	1,007	+11.7%
Net write-downs on loans	-1,421	-912	+55.8%	-659	-311	-214	+207.9%
Profit before tax	2,991	2,955	+1.2%	628	713	661	-5.0%

Balance Sheet

(€ million)

CORPORATE DIVISION	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007	CHANGE AMOUNT	CHANGE %	AMOUNTS 09.30.2008	CHANGE AMOUNT	CHANGE %
Total Loans	296,248	281,318	14,930	+ 5.3%	287,768	8,480	+ 2.9%
o.w. with customers	247,554	236,972	10,582	+ 4.5%	246,267	1,287	+ 0.5%
Customer deposits (incl. Securities in issue)	110,077	115,763	-5,686	- 4.9%	119,869	-9,792	- 8.2%
Total RWA	211,811	210,895	916	+ 0.4%	217,841	-6,030	- 2.8%
RWA for Credit Risk	205,891	206,290	-399	- 0.2%	213,316	-7,425	- 3.5%

Breakdown of loans and deposits by country

(€ million)

CORPORATE DIVISION	LOANS TO CUSTOMERS 12.31.2008	LOANS TO CUSTOMERS 12.31.2007	CHANGE %	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE 12.31.2008	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE 12.31.2007	CHANGE %
Italy	107,660	107,856	-0.2%	39,196	48,750	-19.6%
Germany	63,684	57,595	+10.6%	38,088	37,575	+1.4%
Austria	45,440	41,935	+8.4%	23,648	23,404	+1.0%
Leasing	30,770	29,586	+4.0%	9,145	6,034	+51.6%
Total	**247,554**	**236,972**	**+4.5%**	**110,077**	**115,763**	**-4.9%**

Key Ratios and Indicators

CORPORATE DIVISION	YEAR 2008	YEAR 2007	CHANGE AMOUNT	CHANGE %
EVA (€ million)	781	679	102	+ 15.1%
Absorbed Capital (€ million)	13,853	12,909	944	+ 7.3%
RARORAC	5.64%	5.26%	38bp	
Operating Income/RWA (avg)	2.94%	2.95%	-1bp	
Cost/Income	32.2%	32.9%	-70bp	
Cost of Risk	0.59%	0.46%	13bp	

Staff Numbers

CORPORATE DIVISION	YEAR 12.31.2008	YEAR 12.31.2007	CHANGE AMOUNT	CHANGE %
Full Time Equivalent	12,195	12,367	-172	-1.4%

Report on Operations (Continued)
Group Results for 2008 (Continued)

Corporate (Continued)

Business Lines
by Countries and Activities

Italy (excluding Leasing)

2008 **operating income** reached €3,228 million (+5.2% over 2007), with a sharp increase in **net interest income** (€2,479 million, +€226 million y/y), that offsets the decrease in **net non interest income** (-€66 million y/y), which was negatively affected by the decline of sales of hedging products. Looking at quarterly performance, revenues for the last three months of 2008 (+€861 million) were higher than the same quarter of 2007 (+8.6% y/y), thanks to the net interest income and to end of the year recovery of commissions.

Fourth quarter 2008 operating costs showed a positive trend versus third quarter 2008, thanks to the full deployment and achievement of Capitalia integration synergies. Compared with the fourth quarter 2007, operating costs showed an increase of 34 million which is negatively affected by positive extraordinary items incurred in Q4 2007. Net of these effects fourth quarter costs would be flat y/y. Also the year to date trend at December is affected by 2007 extraordinary items (release of a part of retirement fund - TFR €26 million-and a reserve for early retirements of €34 million), net of this items costs would show an improvement of 7 million.

Total Net write down on loans was €848 million in 2008, with an increase of €234 million compared to 2007; 2008 fourth quarted reported net write down on loans for €350 million, +€195 million over the same period of 2007, due to the broad deterioration of asset quality aligned with market trend.

2008 Profit before taxes reached €1,587 million, +10.7% over the previous year. Similar growth was shown for the quarter: €447 million in the fourth quarter of 2008, +€92 million over the same period in 2007. Despite the adverse market environment.

2008 cost/income ratio reached 30%, +17 b.p. versus previous year; net of 2007 extraordinary items (in staff expenses in 2007), 2008 the cost/income ratio would have been improving by about 1.7 percentage points.

Germany (excluding Leasing)

In 2008, Germany Corporate Business generated **operating income** of €1,541 million (+€99 million, +6.9% y/y). Growth in **net interest income**, which reached a level of €1,135 million (+€105 million, +10.2% y/y), was driven by the positive performance of deposits from customers (+2.5%) and the extraordinary dividends from the disposal of Nordex (+€22 million y/y). In addition, the 2008 fourth quarter benefited from the favorable trend in rates. The increase in net interest income was slightly offset by a decrease in **net non-interest income**, which reached €406 million (-€6 million, -1.5% y/y) mainly due to higher securitization costs and to a slowdown in trading profit income from sale of hedging products. In the fourth quarter, **total revenues** were €397 million, with an increase of €55 million over the same period of the previous year (+16.1% y/y).

In 2008, Germany **operating costs** reached €550 million, with a slight increase (+1.9%) over 2007, due to increase of €12 million in staff expenses. **Operating costs** in the fourth quarter of 2008 reached a level of €147 million (-€7 million over the same period of 2007).

As a result of the above trend 2008, **operating profit** reached €991 million (+9.9% y/y, +€89 million).

2008, **net write down on loans** were up by €237 million y/y to a total of €377 million due to several extraordinary events (e.g Iceland) and the overall loan deterioration affecting all Corporate Banking Industry.

Germany Profit before taxes reached €633 million, with a 13.5% decrease from 2007 (-€99 million). Thanks to the positive revenue performance and to the cost containing action, **cost/income ration** improved of 1.8 p.p.; nevertheless deteriorating credit environment drove the net write down on loans increase that offset the positive operational performance.

Austria (excluding Leasing)

2008, **total revenues** reached €861 million (+€9 million, +1.3% y/y). Q4 Revenues totaled €213 million, increase of €18 million (+9.2%) over the same period of previous year, thanks to the positive performance of net interest income.

Net interest income improved by 10.6% y/y (+€56 million), mainly driven by an increase in loan and deposit volumes, while 2008 fourth quarter was positively affected by interest rate trend. **Net non-interest income**, however, was declining by €45 million y/y (-14%) as a result of the trend in sales of hedging products and higher securitization costs.

2008 continuous commitment to contain costs drove a decrease of **operating costs** by 1.4% y/y which reached a total of €272 million (-€4 million). More specifically, staff expenses rose slightly to €106 million (+€9 million y/y), while other administrative expenses were down by 7.9% y/y (-€14 million) to a level of €164 million.

As result of above trends, **operating profit** in 2008 totaled €589 million (+2.6% over 2007).

Net write down on loans and **net income from investment** (down by €44 million and €49 million respectively compared to the previous year) were affected by market trends and deterioration of specific investment positions.

These extraordinary items, together with the decline in net commissions, drove a 16% decline in **profit before taxes** y/y.

As in the other countries, **cost/income ratio** showed considerable improvement y/y (-1 percentage points from 32.5% in 2007 to 31.6% in 2008).

Leasing

In order to improve the Division's capacity to transfer specific products and know-how and to implement sales strategies focusing on cross-border operations, the Group combined its leasing companies in Germany, Italy and Austria together with companies of the CEE Division into a sub-holding company called UniCredit Global Leasing S.p.A.. Based on the current macroeconomic environment and Top Management's commitment to enhance the sustainability of the business model over the long term, 2008 recorded an improvement in product mix and an increase in the profitability of new business. As a result, **total revenues** for the entire year were €704 million (+71 million, +11.2% over 2007). Changes in single income statement line items were partly due to reclassifications. Specifically, **net interest income** was up by 15.5% over the combined figure for 2007, (due also to the impact of exchange rate in certain CEE companies), while **net non-interest income** decreased by 2.7% y/y, 2008 fourth quarter, total revenues were €181 million (-€4 million, -2.2% in comparison with the fourth quarter of 2007, driven by growth on interest margin and slowdown of net non interest income).

On a consolidated basis, **staff expenses** for 2008 increased by 18.4% (+€23 million y/y), affected by new consolidation perimeter. **Other administrative expenses** were down by 9% y/y (-€10 million) to a combined level of €91 million. As a results of above trends, total **operating costs** reached €250 million, with an increase of 2.9% (+€7 million) over 2007. Top Management's commitment to controlling costs is also visible comparing Q4 with Q3: in fact operating costs were €62 million, a decrease of 4.6% (-€3 million).

2008 **Net income from investments** were positive of €2 million, but down compared to 2007 results which include extraordinary items related to the disposal of Locat Rent SpA: normalized trend would show +€3 million (+21% y/y).
Despite the gradually deteriorating macroeconomic environment for this sector, **net impairment losses** for all of 2008 were lower than previous year, €96 million. More specifically, 2008 fourth quarter net write down on loans were €26 million.

2008 **profit before taxes** was €354 million, with an increase of 22.1% over 2007, excluding the sale of Locat Rent SpA this increase rises to +29.7% y/y., **Cost/income ratio** reached a level of 35.5%, with an improvement of 2.9 p.p. over 2007. During Q4, **profit before taxes** was up 78.5% (+€44 million y/y) to €100 million.

Global Transaction Banking

GTB offers products, services and solutions for cash management, e-banking, trade finance and supply chain management, as well as complex structured trade and export finance solutions. Products and services offered range from cash management and cash pooling for companies to forfeiting and ECA-covered loans and commodity trade finance.

GTB targets corporate customers and financial institutions, and in 2008 enhanced its divisional structure within UniCredit Group by expanding the service model and operations to 22 countries (through Group banks) with a sales organization consisting of about 2,000 dedicated specialists and over 4,000 correspondent banks.

Using a "multi-local" approach, this area is capable of offering tailored products and services in the domestic market and cross-border solutions with basic and advanced technological features.

In 2008, the GTB Division managed €3.5 billion in payments and 110,000 import and export letters of credit, and maintained its position as a leader in transaction banking operations in continental Europe.

Report on Operations (Continued)

Group Results for 2008 (Continued)

Corporate (Continued)

Key Projects in 2008 and Brief Outlook for 2009

2008

In keeping with Top Management's strategic guidelines, in 2008 the Division focused its efforts on internal growth in all domestic markets and on an efficient return on allocated capital despite the extremely complex market environment witnessed at the end of the year.

In **Italy**, the Division's strategy, which is aimed at optimizing capital through the effective management of relationships with existing customers and through a selective approach to acquiring new customers, resulted in the creation of a business model to optimize the return on absorbed capital. The systematic management of relationships producing a negative EVA made it possible to further reduce capital absorption for positions with a structural EVA negative.

During the year, the integration of UniCredit Group with the former Capitalia Group was completed successfully. In the distribution area, managerial skills and corporate business potential were fully utilized through the interaction and reorganization of relationship managers and product specialists on the basis of a service model based on shared customer segmentation criteria. These criteria were aimed at modifying and enhancing the level of service for specific customer needs in relation to different complexity of the financial, lending and management solutions requested by customers served.

Specific projects were also launched to enhance the Group's market position and, in keeping with the policy of cost controls, to improve the efficiency of operating processes.

In **Germany**, there was a further increase in market penetration in growth areas, also due to the start-up of branches opened in 2007, reflecting overall a balanced and sustainable presence covering the entire range of products.

In **Austria**, the strong ties with local companies, which was also supported by regional sales campaigns and direct customer calls, made it possible to strengthen market leadership and increase penetration in specific geographic areas. There was a particular focus on launching new products aimed at promoting the growth of cross border operations. Finally, the dynamic management of portfolios made it possible to further reduce the component with a negative EVA contribution.

The deterioration of the economic and financial environment in Q4 did not result in a lack of financial support to companies – and in particular, small companies - in all the Group's reference markets.

In November, in collaboration with key trade Associations and Confidi, the project entitled "Impresa Italia" was launched in Italy with the commitment to make up to €2 billion in loans available.

In Germany, the Group's role as a financial partner to companies remained solid. The result of over a thousand interviews with company managers, published by the specialized magazine Impulse (November 2008 edition), confirmed that HVB was their bank of choice, despite the deeply troubled market environment seen in Q4. In Austria, the continual focus on the needs of small and medium-sized companies was also reflected in support provided in the analysis of cash positions using the tools of the "working capital check," to identifies specific areas for optimization.

Following its strategy, after merging the leasing division from MCC SpA in the first half of 2008, UniCredit Global Leasing finalized the reorganization, effective January 1, 2009, of Italian activities through the merger of Locat SpA and UniCredit Global Leasing SpA, and at the same time redefined the service model within UniCredit Group by developing cross-selling agreements with corporate banks including CEE countries and reinforcing cooperation agreements targeting small business customers served by retail banks. The new entity, called UniCredit Leasing SpA, will perform control and coordination activities for subsidiary leasing companies in Italy and abroad and directly manage the relationship with Italian customers. This reorganization, which also calls for the gradual harmonization of various IT systems in individual countries, was accompanied by a specific advertising campaign aimed at emphasizing with customers the new brand and the strong European presence of affiliates depicting the company as the preferred partner of small and medium-sized companies with foreign business activities. Particular emphasis was placed on the product offerings of international leasing vendors and cross-border services with the latter providing initial returns in 2008 in terms of new business in Italy and Germany.

In light of the current financial market situation, the Top Management of UniCredit Leasing has continued to take the steps necessary to optimize the return on allocated capital through both appropriate pricing policies and through specific measures to allocate new leasing business to product lines with the highest value contribution. In particular, as a part of the strategy aimed at providing small and medium-sized companies access to loans for investments financing, leasing companies in different countries entered into specific promotional funding agreements with key supranational financial institutions (such as EIB, EBRD and KfW) aimed at providing future financing through financial lease agreements. The overall amount of resources made available was about €700 million for all companies in UniCredit Leasing.

In 2008, GTB setup all the activities for being compliant with regulatory changes in payment systems. The updating of technological platforms to the requirements of the SEPA European directive and the development of a single platform for payments in the eurozone will make it possible to offer customers the advantages of this initiative in 2009 without the need for further human resources or IT investments. Customers will be able to use the platform for UniCredit Group payments for all credit transfer transactions in all 31 SEPA countries. Also in 2009, the necessary procedures development for the SEPA Direct Debit (SDD) will be accomplished and UniCredit Group will be able to offer the new service starting in November 2009.

2009

In light of the expected slowdown of the real economy in 2009, the gradual lowering of interest rates and increase in risks, the strategic guidelines of the Division will mainly be focused on:

- **Further optimization of portfolios with a negative EVA contribution**, through the assessment of opportunities of lower growth/reduced RWA in sectors with a higher capital absorption (e.g., shipping and real estate), the timely re-pricing of assets in keeping with the risk profiles of individual customers, and a focus on selling the most efficient products from the standpoint of capital absorption and funding costs (e.g., factoring, deposits and cash management).
- **Continuing excellence in cost management**, primarily through the rationalization of the distribution model in Italy, the optimization of the specialist network in Germany and the revision of the distribution model in foreign branches.
- **Risk management**, through the implementation of portfolio strategies and industry-based lending policies aimed at mitigating the risk resulting from the projected deterioration of the economic cycle, continual portfolio monitoring, maintaining strict levels of coverage/collateralization, and the implementation of a bonus system with a strong emphasis on risk management in the sales area.
- **Support of revenues and improvement of mix**, through the active management of customer segments in the domestic market and abroad, timely risk-adjusted re-pricing activities, the maintenance of a strong focus on cross-selling operations in cooperation with global product lines (e.g., leasing and GTB). The further enhancement of synergies with former Capitalia customers and the strong push of direct deposit products with the support of dedicated specialist desks will also be a critical factor for improving the mix.
- **An ongoing emphasis on the level of customer satisfaction.**

Report on Operations (Continued)
Group Results for 2008 (Continued)

Private Banking

The operations of the Private Banking Division primarily target high net worth private customers by providing advisory services and solutions for wealth management using a comprehensive approach. The Division uses traditional channels that are typical for this customer segment (private bankers located in branches throughout the countries) and innovative distribution models such as networks of financial consultants and online banking and trading services.

The financial collapse that has had a major impact on international markets produced a sharp decline in stock prices, high volatility in returns and a liquidity crisis, and as a result, a crisis in the solvency of several financial firms (e.g., Lehman Brothers, Iceland and Madoff), which, in certain cases, required government intervention. These circumstances had a crushing impact on the value of financial assets and on investors' expectations, which were driven sharply lower due to actual and potential losses.

In this environment of financial difficulty and a near total customer propensity for low-risk, liquid instruments, the Division promptly moved to satisfy these needs with the goal of protecting customer relationships by offsetting the drastic decline in revenues (primarily from the commission component) with a rigorous and targeted operating cost containment policy. However, the commercial response to the crisis was positive with an ordinary net inflow[1] totaling **€2.1 billion.**

Financial Performance

Movements in financial assets were largely affected by the performance of financial markets, which, from the beginning of the year, but especially starting in September, posted losses generated by the extraordinary spiral of the worldwide financial and economic crisis. As of December 31, 2008, the main stock market indices were down substantially from figures in December 2007: **S&P/MIB -49.5%** (with volatility rates in Q4 reaching a high of 81% in October 2008 alone), **DAX 30 -40.4%, ATX -61.2%**. In a highly unstable financial environment, it is obvious that for the asset management area, which had already been tested during the year, the downward trend became more pronounced especially due to the sharp decline in markets in October, which then stabilized somewhat in December. However, the balance of mutual funds dropped by 20% in Germany and Austria and by more than 30% in Italy, where, among other things, there was a net outflow of funds starting at the beginning of the year totaling about €140 billion.

Against this backdrop, as of December 31, 2008, total **financial assets under management and administration** (about **€183 billion**) were down by about 21% from the year-end, pro-forma[2] figure for 2007 and had declined about **11%** from the previous quarter.

Adjusted for extraordinary items[1], the decrease from year-end 2007 dropped to about **16%** of the total. Despite adverse market conditions, there was a net inflow[1] in 2008 on the whole (about **€2.1 billion**). Customers' growing aversion to risk gradually funneled increasing numbers of funds to more liquid financial investments, resulting in outflows from the asset management area (-€11.8 billion) that were offset by inflows in assets under administration (+€10.9 billion) and deposits and repos (+€3 billion). Despite the Division's positive sales results, the growth in assets was still heavily penalized by a negative performance effect valued at about **€31 billion** during the year, with the initial balance down by about 17%.

The extraordinary nature of the last quarter of the year had a major impact on financial assets1, the decline of which was mainly due to a negative performance effect of over **€11 billion**.

Total Financial Assets (€ billion)

PRIVATE BANKING DIVISION	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007	CHANGE ON DIC 07 AMOUNT	CHANGE ON DIC 07 %	AMOUNTS AS AT 09.30.2008	CHANGE AMOUNT	CHANGE %
Total	183.2	231.4	-48.2	-20.8%	206.0	-22.8	-11.1%
Italy	112.7	139.1	-26.4	-19.0%	127.5	-14.7	-11.6%
Germany	56.7	76.7	-20.0	-26.0%	63.7	-6.9	-10.9%
Austria	13.8	15.6	-1.8	-11.7%	14.8	-1.1	-7.2%

1. This figure excludes extraordinary transactions meaning those, which, due to their timing, large size and little or no profitability, are not attributable to ordinary company operations.
2. Total financial assets in 2007 were stated on a pro-forma basis due to the first time consolidation of Wealth Capital Management in Germany, the integration with the former Capitalia Group and the sale of the Monte Carlo branch by Capitalia Luxembourg.

The atmosphere of uncertainty and significant market instability also had an obvious impact on net fund flows[1], which in Q4 were a negative figure of **€2.2 billion**.

As a result of this critical moment in the asset management sector, the composition of **financial assets**[1] showed a decline in the **managed** component to about 35% of assets (compared to about 43% at the end of 2007) which was, on the other hand, accompanied by an increase in **assets under administration** (from 37% to about 40%) and **deposits** (from 20% to 25% including repos).

Financial Assets[1] as of December 31, 2008 (%)



25.2
34.8
0.3
39.8
Assets under management
Assets in custody
Assets under admin. and other assest
Deposits and Repos

1. See note on previous page.

In terms of income performance[3], in 2008 the Private Banking Division generated **operating profit of €522 million**, a decrease of **15%** from the same period in 2007 and of about **12%** on an equivalent basis. This was made possible by stemming the particularly adverse impact of the economic and financial situation on the commission component and on valuations of the owned securities portfolio of certain companies of the Division (DAB and BAC San Marino) with a rigorous cost containment policy and good net interest income performance. Despite the worsening crisis and extraordinary events in recent months (Lehman, Iceland and Madoff), in **Q4** the Division still managed to generate operating profit that was about **28%** higher than Q3, mainly due to the positive contribution from net interest income.

Income Statement

PRIVATE BANKING DIVISION	YEAR 2008	YEAR 2007	CHANGE % ACTUAL	CHANGE % AT CONSTANT PERIMETER	2008 Q4	2008 Q3	2007 Q7	CHANGE % ON Q4 '07 ACTUAL	CHANGE % ON Q4 '07 AT CONSTANT PERIMETER
Operating income	1,414	1,509	-6.3%	-7.6%	345	308	411	-16.1%	-17.4%
Operating costs	-892	-895	-0.3%	-4.7%	-226	-215	-242	-6.6%	-9.9%
Operating profit	522	614	-15.0%	-12.2%	119	93	169	-29.6%	-28.6%
Profit before tax	511	584	-12.5%	-9.8%	95	88	158	-39.9%	-39.2%

Revenues of **€1,414 million** were down by **7.6%** from 2007, but only of about **-5%** adjusted for about **€33 million** in losses (realized and valuation losses) on portfolio securities. To be specific:

- **Net interest** rose by about 25% bolstered by deposit and repo volume and benefiting from related investments made by the treasury resulting from a trend (seen throughout the year, but which was more pronounced in Q4) to shift portfolio mix toward more liquid, low-risk products to offset the negative market performance effect;
- **Net non-interest income** declined by about 22% due to the drop in net commissions (about -19%), which was heavily affected by the massive outflow of assets from asset management products and the slowdown in trading activities, and due to the losses on securities noted earlier.

Revenues for **Q4** alone totaled **€345 million**, representing a decrease of about **17%** from the figure reported for the same period of 2007, but a marked improvement over Q3 in which the majority of losses on the securities portfolio was concentrated.

Operating costs totaled **€892 million**, a decrease of about **5%**, benefiting from reductions in **staff expenses** (about **-2%**) and **other administrative expenses** (-6%). It should be noted that all the Division's business units were able to cut costs quickly by taking measures to limit structural and discretionary expenses to support highly unstable profits. Despite the slight increase over Q3, operating costs had a larger drop in Q4, with a

3. Figures for 2007 were stated on a pro-forma basis to reflect the impact of the new cost allocation methodology in Germany, and in Italy, for former Capitalia banks/companies, to reflect new reconveyance rules between the production and distribution of asset management products, the new segment reporting methodology, and the effect of the carve-out of the mortgage business on Fineco.
4. All changes reported below into the comment refer to 2007 on an equivalent basis, i.e., taking into account the first time consolidation of Wealth Capital Management in Germany, and in Italy, the lower Fineco commissions for brokerage operations on behalf of Capitalia Asset Management (this operation is no longer performed by the company) and the extraordinary benefit due to the TFR (employee severance pay) reform in June 2007.

Report on Operations (Continued)

Group Results for 2008 (Continued)

Private Banking (Continued)

reduction of about **10%** compared to the same quarter of the previous year.

The **cost-income ratio** for the year stood at about **63%**, an increase compared to the figure of about **61%** in 2007 (proforma), but still at an excellent level for the industry.

Profit before taxes totaled **€511 million**, a decrease of about **10%** from the same period in 2007. Despite benefits from net loan recoveries of about €1 million (compared to net provisions of over €13 million in 2007) and about €23 million (compared to €17 million) in investment income (primarily due to the disposal of the Monte Carlo branch by Capitalia Luxembourg), there were higher provisions for risks and charges due to lawsuits, customer claims and other specific events (Iceland, CNP policies and Lehman).

Key Ratios and Indicators

	YEAR		CHANGE	
PRIVATE BANKING DIVISION	2008	2007	AMOUNT	%
EVA (€ million)	266	265	1	+ 0.3%
Absorbed Capital (€ million)	634	628	6	+ 1.0%
RARORAC	41.93%	42.19%	-26bp	
ROA, pb (*)	82.2bp	82.7bp	-0.5bp	
Cost/Income	63.1%	59.3%	380bp	
Operating costs/Total Financial Assets	51.8bp	49.0bp	2.8bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total costs on total Financial Assets (average) net of extraordinary assets.

Staff Numbers

	YEAR		CHANGE	
PRIVATE BANKING DIVISION	12.31.2008	12.31.2007	AMOUNT	%
Full Time Equivalent	4,479	4,520	-41	-0.9%

Business Areas

In 2008, the Division was made up of four business areas: Private Banking Italy (consisting of UniCredit Private Banking and its subsidiaries and the private banking divisions of the former Capitalia commercial banks), Asset Gathering Italy (Fineco and Xelion until its merger into the former), Germany (private banking segment of HVB AG and HVB Luxembourg AG, the DAB Group and Wealth Capital Management) and Austria (SchoellerBank, Bank Privat and AMG).

Below are key data for each of the above business areas.

Private Banking Italy ended 2008 with a net ordinary inflow (+**€395 million**) by containing the outflow of assets under management with an increase in the administered component and cash.
This was done even though the value of ordinary financial assets was affected by a negative performance effect of **€9.5 billion**, nearly half of which was in the last quarter. As a result, total ordinary assets dropped from €73 billion to €64 billion. From an operating standpoint, operating profit was about **€221 million**, a decrease of about **12%** from the same period of 2007. Despite the good performance of net interest income (**+24%**), revenues were down (**-5.5%**) as a result of the decline in net commissions (**-19%**). Operating costs were constantly monitored and were almost stable; the **cost-income ratio** rose from **54%** in 2007 to **57%**. UniCredit Private Banking ended 2008 with net profit of 91 million, in line with the corresponding (restated) figure of the previous year.

Breakdown of Operations as of December 31, 2008 (%)


6.3
25.2
42.3
26.2
Private Banking Italy
Asset Gathering Italy
Germany
Austria

In 2008, **Asset Gathering Italy** generated a net ordinary inflow of **€1.8 billion**, the best result of the Division's business areas, including €1.3 billion generated in the financial consultant channel. This business milestone, which was respectable especially in light of the environment in which it was achieved, earned the Division a second place position in the Assoreti ranking of the net inflow of Italian financial consultant networks. At year-end, assets totaled €29 billion compared to €33 billion at year-end 2007.

FinecoBank (on a restated basis with Xelion for 12 months, and only the private banking segment) ended the year with operating profit of **€137 million**, a year-on-year increase of about **38%** due to the positive performance of net interest income (**+44%**), which was partly offset by the decline in net commissions (**-22.5%**) resulting in an overall revenue increase of **4%** over 2007.

Operating cost controls were particularly impressive producing a reduction of **10.5%** benefiting (from the beginning of the absorption of Xelion) from synergies resulting from the integration of the branch network, IT platforms and back office. The **cost-income ratio** stood at **60.5%**, a sharp reduction from the 2007 figure of **70.3%**.

In **Germany**, there was a particularly large decline in ordinary financial assets (about **-22%**) to €48.7 billion. This was driven by a negative performance effect of over **€13 billion** combined with a net ordinary outflow (**-€395 million**). The operating profit of **€132 million** was heavily affected by the loss of about €28 million in DAB's securities portfolio in the form of trading losses, resulting in a decrease of over **29%** from the 2007 figure. Adjusted for this impact, the decrease would have been half as large. This change was driven by the decline in revenues (**-14.4%**) which was not fully offset by the positive contribution from net interest income (**+17.6%**) and stringent operating cost reductions (**-5.7%**) in an attempt to make up for lower commissions (**-14.5%**) resulting from an overall decrease in sales, especially in asset management products, and lower transaction volume.

In **Austria**, 2008 ended with a net ordinary inflow (**€271 million**) resulting from the positive contributions of Schoellerbank (+€476 million) and Bank Privat (+€252 million), while the asset management crisis had a significant impact on AMG (-€405 million before duplications with Bank Privat). At the end of the year, assets totaled €13.8 billion, again due to a negative performance effect of about €2 billion. The **40%** decrease in operating profit from the same period in 2007 (which was more pronounced at Schoellerbank, -52%) was solely due to the decrease in net non-interest income (**-23%** y/y) which led to an **18%** reduction in revenues despite an increase of 17.6% y/y in net interest income. This trend was already seen in the first nine months and was more pronounced in Q4. In this case there was also a thorough operating cost containment policy (**-2.6%** y/y).

Report on Operations (Continued)

Group Results for 2008 (Continued)

Private Banking (Continued)

Key Projects in 2008 and Summary Outlook for 2009

The project with the greatest impact on the Group during the year was the integration of the former Capitalia Group.

2008

For the Division this consisted of the following:
- The integration of the private banking divisions of Banca di Roma, Banco di Sicilia and Bipop Carire into UniCredit Private Banking. This process began at the end of January with the business unification and opening of accounts for UniCredit Private Banking customers, allowing them to access UniCredit Group products and services ("Virtual Carve-Out" project) and was officially completed with the corporate transactions on November 1. The integration resulted in the opening of 26 branches and expansion of 43 branches due to the addition of employees from former Capitalia structures.
- The sale of the Monte Carlo branch of Capitalia Luxembourg SA to Compagnie Monégasque de Banque SA and the merger of Capitalia Luxembourg SA into UniCredit International Bank (Luxembourg) SA effective 1 July as the first step in the project to rationalize units operating in that country.
- The absorption of Romafides and European Trust into Cordusio Fiduciaria, also on 1 July. The former companies performed the same activity for the former Capitalia Group.
- The series of corporate transactions that involved FinecoBank (spin-off of the loan against wages division to Fineco Prestiti and the mortgage division to UniCredit Banca per la Casa; integration of the asset gathering division of UniCredit Private Banking consisting of the 100% stake in UniCredit Xelion Banca and the corporate centre structure of UPB that serves the latter; absorption of UniCredit Xelion Banca). These transactions were aimed at focusing activities on the bank's core business and properly allocating the other business segments based on the Group's divisional reorganization. In connection with the corporate integration, Xelion customers were successfully migrated to the Fineco platform allowing them to take advantage of advanced trading and banking services, and allowing the Division to achieve significant synergies starting in the first year from the joint management of complementary businesses and from the rationalization of IT and back office functions.

The other initiatives of UniCredit Private Banking in 2008 included:
- the full entry into service of the new commercial structure broken down into three network departments;
- the enhancement of specialist support provided to client managers by redesigning the structure of the investment department and developing new tools such as the "Fund Portfolio";
- the launch of new "MiFID compliant" segregated accounts;
- the development of a customer segmentation system using behavior profiles in order to improve product effectiveness.

Based on the external environment, during the year steps were taken in Germany to restructure the sales network of the private banking segment (WEM) of HVB with the integration of the Family Office area (formerly independent), the creation of 16 sales areas that report directly to the sales manager, and the streamlining of the hierarchy structure. Various commercial initiatives, such as the revival of the model to collaborate with the Corporate Division, the development of analytical CRM systems and the enhancement of advisory services on the basis of risk/return indicators, made it possible to maintain high customer satisfaction ratings despite adverse market conditions. Major steps were taken in the process of integrating and rationalizing the entities operating in the closed-end fund sector under the umbrella of the sub-holding company, Wealth Capital Management. There were several initiatives aimed at strengthening the DAB Group brand in direct banking business through specialized analytical services, new products, a proactive presence at the time of the major market crisis to support the protection of customers' investment portfolios and the launch of new functionalities for trading activities ("DAB Profi-Trader"). The organization of two major outside events should also be noted: the "German Ladies Golf Open" tournament, which was sponsored by WEM, and the "Investment Congress" in Munich by DAB. Both WEM and DAB received official recognition from magazines and outside specialists, with the former named by the magazine Focus Money and the NTV television network as the best wealth management consultant in the Munich metropolitan area and the latter given an award for having the best e-mail services among the 37 banks tested.

In Austria, Bank Privat successfully continued the project to offer specialized investment services to Bank Austria's retail customers. A special segment was identified at Bank Privat with high-end customers to whom more personalized solutions can be offered. From the standpoint of products, the bank reacted to the market crisis and customers' risk aversion by focusing offerings on bond products with low volatility and greater security and liquidity; these were particularly well received by customers. In a further effort to provide better service to customers, a new portfolio management system was introduced at SchoellerBank as well as a joint financial planning system for the two banks. One of the most memorable events of the year was the 175th anniversary of SchoellerBank, which was marked with major celebrations.
The Division's new organizational structure was launched at the end of 2008 and became operational in January 2009. The aim is to ensure the effective and efficient management of specialized components of the business while maintaining the unique nature of the geographic distribution of operations. The Division is broken down into two global business areas, i.e., Asset Gathering (which includes Fineco in Italy, DAB in Germany and DAT in Austria) and Private Banking Offshore (which is assigned the units operating in Switzerland and Luxembourg), and three regional business areas: PB Italy, PB Germany and PB Austria. In addition to the existing staff units (HR, Organization, Business Development and Planning & Control), the Global Investment Strategy and Products & Marketing units were established that report directly to the Division head; these units will centralize a portion of the respective local functions.


2009

The main initiatives scheduled for 2009 include the following:

- the revision of the service model for private domestic customers by harmonizing local units in order to improve business efficiency and support revenue growth, including in a negative market environment;
- further development of synergies with the Corporate Banking for the entrepreneurial customer segment;
- for Asset Gathering, the full entry into service of Fineco-Xelion synergies and the start-up phase of the analysis of the integration of Fineco-DAB operating platforms.

Report on Operations (Continued)
Group Results for 2008 (Continued)

Asset Management

The Asset Management Division is known for its Pioneer Investments brand, UniCredit Group's asset management specialist and global player dedicated to growing and protecting customer assets.

As the partner of leading financial institutions worldwide, the Division offers a complete range of innovative financial solutions, including mutual funds, hedge funds, asset management, institutional portfolios and structured products.

In 2008, the Asset Management industry experienced a market turmoil which negatively influenced Pioneer Group's financial and commercial results.

In fact, the market fall subsequent to the sub-prime products crisis and the Madoff fraud affected both performances and AuM trend, with consistent outflows.

Financial Performance

In 2008, the Asset Management Division reported **Total operating profit** of €599 million, with a reduction of €335 million, or 35.9%, from 2007.

Operating income totaled €1,088 million in 2008, a reduction of 31.1% from 2007.

Final **operating costs** for the year 2008 show a reduction of €144 million, or 22.1%, from 2007, with a 38.0% y/y reduction in **payroll costs**, mainly as a result of lower long term incentive plan costs (stock options and other LTIP) and lower bonuses - and **administrative expenses** down by 4.7% y/y. Such reduction was partially offset by a 69.0% y/y increase in **amortization** mainly due to write down of intangible assets related to PRIMEO Founder shares, as a consequence of Madoff's fraud.

More in detail, at the end of November 2008, it was noted that some Pioneer Group alternative investment funds were invested indirectly in segregated accounts managed by Bernard L. Madoff Investment Securities LLC, in the amount of US$1,078 million. This exposure was due to Pioneer Alternative Investment Management Ltd. (Dublin) role as investment adviser to Primeo Select Fund and Primeo Executive Fund, and investment manager of the AllWeather funds (formerly Momentum funds), which in turn were invested, through other funds, wholly or in part in the mentioned segregated accounts.

In consideration of these events and circumstances, the value of PRIMEO assets has been written down to nil with an impairment charge of €12.3 million.

In **Q4 2008**, profit before tax resulted equal to €93 million, with a reduction of 60.6% from the Q4 2007 figure of €236 million.

Q4 results reflect a very negative market performance, which strongly impacted revenues. Average assets under management fell by 32% from Q4 2007 and led to a reduction in net commissions of 47.9% in Q4 2008, partially offset by cost containment measures.

Operating costs for Q4 were down by 33.3% from **Q4 2007** due to the combined effect of:

- 59.4% reduction in **payroll costs** due to both fixed costs for fewer FTE employees, and to the variable component of compensation under long-term incentive plans (stock options and other LTIP);
- 12.9% reduction in **other administrative expenses** mainly resulting from the reduction in advertising, marketing, consulting and administrative service costs;
- higher **amortization** due to the write-off of PRIMEO intangible assets.

For the year 2008 the **cost-income ratio** stood at 46.7%, worsening from the previous year due to the deterioration in operating income mainly caused by the negative performance of the markets.

The division's performance was reflected in value indicators: **EVA** decreased to €366 million in 2008 from €677 million in 2007 (-45.9% y/y) and **RARORAC** was 70.18%.

At the end of December 2008, the Asset Management Division had 2,165 **Full Time Equivalent** (FTE) employees, a reduction of 301 employees compared to year-end 2007.

Income Statement							(€ million)
ASSET MANAGEMENT DIVISION	YEAR 2008	YEAR 2007	CHANGE %	2008 Q4	2008 Q3	2007 Q4	CHANGE % ON Q4 '07
Operating income	1,088	1,578	-31.1%	212	267	400	-47.0%
Operating costs	-508	-652	-22,1%	-116	-132	-174	-33.3%
Operating profit	580	926	-37.4%	96	135	226	-57.5%
Profit before tax	599	934	-35.9%	93	133	236	-60.6%

Key Ratios and Indicators				
	YEAR		CHANGE	
ASSET MANAGEMENT DIVISION	2008	2007	AMOUNT	%
EVA (€ million)	366	677	-311	- 45.9%
Absorbed Capital (€ million)	522	665	-143	- 21.6%
RARORAC	70.18%	n.s.	n.s.	
ROA, pb (*)	50	49	1bp	
Cost/Income	46.7%	41.3%	n.s.	
Operating costs/Total Financial Assets, bp (**)	22	20	2bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Staff Numbers				
	YEAR		CHANGE	
ASSET MANAGEMENT DIVISION	12.31.2008	12.31.2007	ASSOLUTA	%
Full Time Equivalent	2,165	2,466	-301	-12.2%

Business Lines
(by products, markets and Group entities)

As of December 31, 2008, **assets under management and administration** in the Asset Management Division totaled €177 billion.

The **managed component** (€167 billion) was down by €90.2 billion (35.1%) from the beginning of the year due to market turbulence, which had a negative impact on both net sales (down by €47.6 billion or 18.5% since the beginning of the year), and market performance (down by €42.6 billion, or 17%)[1].

AuM by distribution area (%)


2.8
7.1
14.4
3.5
17.8
53.4
Italy
USA
International
Germany
CEE
Pioneer Austria

United States of America

This market ended 2008 with net outflows of €3.4 billion. AuM counted for €29.7 billion, down by 34.5% since the beginning of the year due to a negative market effect of 26%, negative net sales (a reduction of 7.6%) and the divestiture of Vanderbilt NY assets in April (a reduction of 4.2%). The currency effect was positive by 3.4% thanks to the recovery of the US$ in H2 2008.

AuM fell to $41.3 billion (down by 38% since the beginning of the year).

Italy

This market includes the results of the former Capitalia Group asset management companies. Assets decreased by 33% to €89 billion during 2008, due to net outflows of €31.6 billion and a negative market effect of €12.4 billion. Net flows were negative for all products and distribution channels.

Pioneer Investments' market share, including the former Capitalia Group, contracted from 18.38% to 16.17% over the year.

Germany

This market ended the year with total negative net sales of €6.5 billion, mainly in the mutual funds segment, while positive sales were reported for dedicated funds. AuM amounted to €24,1 billion, decreasing by 36.7% since the beginning of the year, due both to 19.6% negative market effect and to negative net flows (accounting for 17.1%). In addition to the above AuM, the market also had Assets under Administration of €3.9 billion.

1. Including the sale of part of Vanderbilt US (-€1.9 billion).

Report on Operations (Continued)

Group Results for 2008 (Continued)

Asset Management (Continued)

Total Financial Assets (€ billion)

	AMOUNT		CHANGE VS DEC '07		AMOUNT	CHANGE VS SET '08	
ASSET MANAGEMENT DIVISION	12.31.2008	12.31.2007	AMOUNT	%	30.09.2008	AMOUNT	%
Total Financial Assets	176.6	267.8	-91.2	-34.1%	208.3	-31.7	-15.2%
Asset under management	166.7	256.9	-90.2	-35.1%	198.7	-32.0	-16.1%
Pioneer	153.5	240.9	-87.5	-36.3%	185.0	-31.5	-17.0%
- Italy (*)	*89.1*	*133.1*	*-44.1*	*-33.1%*	*102.5*	*-13.4*	*-13.1%*
- US	*29.7*	*45.3*	*-15.6*	*-34.5%*	*35.9*	*-6.2*	*-17.3%*
- International	*5.9*	*14.1*	*-8.2*	*-58.2%*	*10.9*	*-5.0*	*-45.8%*
- Germany (**)	*24.1*	*38.0*	*-14.0*	*-36.7%*	*28.3*	*-4.2*	*-15.0%*
- CEE	*4.7*	*10.4*	*-5.7*	*-54.5%*	*7.4*	*-2.7*	*-36.3%*
Pioneer Austria	13.2	16.0	-2.8	-17.3%	13.7	-0.5	-3.4%
Asset under administration	9.9	10.9	-1.0	-9.0%	9.6	0.3	3.4%

(*) The Italian Business Unit includes Capitalia.
(**) Germany Business Units includes Pioneer Germany and Nordinvest.

International
In the International unit, there was a negative trend in almost all areas, with the exception of UK, which reported positive net sales of €998 million. Total net outflows were €1.9 billion. Assets decreased by 58% during the year, mainly due to a significant negative market effect of 44.5%.

CEE
This market closed the period with net outflows of €2.5 billion, mainly focused in Poland (€2,191 million), where Pioneer Pekao however confirmed its leadership in the Asset Management market with a market share of 16.6%. AuM, mainly located in Poland, fell to €4.7 billion, a reduction of 54.5% since the beginning of the year due to both net outflows (-23.6%) and negative market performance (-30.9%).

Alternative
The Alternative unit ended the period with total net outflows of €1.2 billion; negative net flows were reported in all fund categories. Sales figures and AuM are already included in the detailed results of the other business areas.

Total hedge fund assets amounted to €3.5 billion, a contraction of 39.5% since the beginning of the year due to both negative net sales (20.5%) and market effect (19%) and also to implications related to Madoff fraud.

Pioneer Austria
Pioneer Austria ended December 2008 with €13.2 billion AuM, a reduction of 17.3% from the beginning of the year, due to net outflows of €1.6 billion) and negative market performance which accounted for €1.1 billion.

Key Projects in 2008 and Brief Outlook for 2009

2008

During the year 2008, Pioneer Group consolidated its leadership in the Asset Management Market, completing the process of integration with the former Capitalia Group companies (Capitalia Asset Management SGR SpA merged into Pioneer Investment Management SGRpA starting from March 29, Capitalia Alternative Investments SGR SpA merged into Pioneer Alternative Investment Management SGRpA and Capitalia Investment Management SA merged into Pioneer Asset Management SA both starting from April 1).

A new branch has been opened in Geneva, for the management of single-strategy product portfolio (including Irish domiciled qualifying Investor Funds) and segregated accounts. In order to continue to expand the business in growing markets, new branches have been also opened in Santiago del Cile and Sofia.

A strategic project started in India with the acquisition of a 51% controlling interest in the Bank of Baroda Asset Management Company. The principal aim of this partnership is to provide a local platform for Pioneer's global customers investing in India and to take advantage of Pioneer's global investment capabilities for Indian customers that invest outside the country. The project is also finalized to evaluate the feasibility of an investment and operations centre in India for the Asia area, with qualified English-speaking staff.

On December 31, 2008, the acquisition of a 100% controlling interest in Pioneer Investments Austria was realized.

2009

In 2009, new target operating models have been set up. The key point is the reorganization of the service model to UniCredit Group channels within Pioneer, based on the creation of a unified "UniCredit Group retail" business line, serving all the countries in which UniCredit Group is present (including CEE), but still leveraging investments and operational synergies.

Other important targets are the minimization of investment hubs and the product line-up in Europe with full centralization of support functions.

Strong efforts will be dedicated to continue building strong third party and institutional growth, leveraging on the established presence of the distribution infrastructure and on the production of independently rated, scalable investment strategies.

A new governance model will be also set up, based on global functions and entailing organization redesign. Corporate Functions and Operations will be consolidated at Regional level, while Investments function will be maintained as a global platform.

Additionally, we will develop an investment center in London, in order to retain talent for alpha-strategies specialist expertise.

Markets & Investment Banking

Following on from the credit market crisis in 2007, the market environment continued to be turbulent and volatile in 2008, the second full business year for the MIB Division. Originating in the US sub-prime segment, the turmoil spread across the global credit market through structured securitisations and into the corporate sector and emerging markets as the year progressed.
The collapse of the US investment bank Lehman Brothers on September 15, 2008 marked a turning point for the industry.
In addition to plunging market prices for troubled assets, widening spreads and the sharp downturn of stock markets, counterparty risk became an additional concern. Market participants were confronted with an accelerating downward cycle of fair value adjustments, rounds of deleveraging, calls for recapitalisation and funding gaps. The advent of large-scale government intervention was accompanied by a fundamental change in the competitive landscape.

Financial performance

Against this backdrop, the income statement for the full year registered a revenue contribution by the MIB Division of €134 million compared with €3,229 million in the same period of the preceding year. Revenues in the fourth quarter - the weakest quarter in 2008 in terms of revenue generation - amounted to €-566 million. This decline was predominantly driven by the negative performance of our credit-related business within the Markets area. In contrast, our Investment Banking area delivered a solid performance with results in line with expectations.

Reported total **operating costs** of €1,421 million represented a y/y reduction of €190 million or 12%. This reduction was driven by a decline in **staffing costs**, which were reduced by €213 million or 28% from 2007, to a total of €541 million. The decline resulted both from a fall in variable compensation due to the Division's poor yearly performance and also from decreased fixed compensation expenses following the Division's announced restructuring.

Operating profit - total revenues less total costs - was therefore negative. Compared to the previous year's number of €1,618 million, operating profit fell to €-1,287 million in 2008.

After reporting positive figures for net write-downs on loans for the last two years, the MIB Division reported €-693 million for 2008, compared with €26 million in the previous year, reflecting the general downturn in the credit cycle.

Profit on investments, which benefited in 2007 from the sale of Indexchange and

Income statement (€ million)

MARKETS & INVESTMENT BANKING DIVISION	YEAR 2008	YEAR 2007	CHANGE %	2008 Q4	2008 Q3	2007 Q4	CHANGE % ON Q4 '07
Operating income	134	3,229	- 95.9%	-566	202	381	-248.6%
o.w.:							
trading revenues	*-2,587*	*827*	*n.s.*	*-1,399*	*-544*	*-345*	*n.s.*
non-trading revenues	*2,721*	*2,402*	*+ 13.3%*	*833*	*746*	*726*	*+14.7%*
Operating costs	-1,421	-1,611	- 11.8%	-353	-340	-348	+1.4%
Operating profit	-1,287	1,618	- 179.5%	-919	-138	33	n.s.
Net write-downs on loans	-693	26	n.s.	-406	-257	-11	n.s.
Profit before tax	-2,186	2,084	- 204.9%	-1,396	-496	187	n.s.

Balance Sheet (€ million)

MARKETS & INVESTMENT BANKING DIVISION	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007	CHANGE AMOUNT	CHANGE %	AMOUNTS 09.30.2008	CHANGE AMOUNT	CHANGE %
Total RWA	99,516	81,309	18,207	+22.4%	94,364	5,152	+5.5%
RWA for Credit Risk	72,413	58,843	13,570	+23.1%	74,872	-2,459	-3.3%

Key Ratios and Indicators

MARKETS & INVESTMENT BANKING DIVISION	YEAR 2008	YEAR 2007	CHANGE AMOUNT	CHANGE %
EVA (€ million)	-2,015	508	-2,523	n.s.
Absorbed Capital (€ million)	5,838	5,320	518	+ 9.7%
RARORAC	-34.51%	9.54%	n.s.	
Operating Income/RWA (avg)	0.15%	3.79%	n.s.	
Cost/Income	n.s.	49.9%	n.s.	
Cost of Risk	1.02%	-0.04%	106bp	

Staff Numbers

MARKETS & INVESTMENT BANKING DIVISION	YEAR 12.31.08	YEAR 12.31.07	CHANGE AMOUNT	CHANGE %
Full Time Equivalent 100%	3,400	4,009	-609	-15.2%
Full Time Equivalent proportional	3,384	3,993	-609	-15.2%

Operating income (economic view[1])

(€ million)

MARKETS & INVESTMENT BANKING DIVISION	YEAR 2008	YEAR 2007	CHANGE %	2008 Q4	2008 Q3	2007 Q4	CHANGE % ON Q4 '07
Markets	-1,040	1,224	n.s.	-704	-198	-288	+ 144.0%
Investment Banking	1,110	1,896	- 41.5%	166	349	532	- 68.8%
MIB Others	-105	96	n.s.	-41	-40	85	n.s.
Total MIB	-35	3,216	n.s.	-578	111	329	n.s.

1. Above data are not accounting figures.

German security services, was negative in 2008 amounting to €-209 million. This was mainly due to impairments on Available-for-Sale (AfS) positions held by MIB, the Lehman default and the write-downs related to Babcock & Brown.

MIB Division, therefore, **reported a pre-tax loss** of €-2,186 million compared with a pre-tax profit of €2,084 million in 2007. Against this background, the **Economic Value Added (EVA)** by the Division was also negative. Subsequently, a variety of important steps have been adopted by the Division to promote a return to profitability through a leaner, more centralized organization, focused on client-driven businesses in the core markets.

Business Lines

Markets

The Markets area accounted for negative revenues of €-1,040 million for the full year of 2008 (2007: €1,224 million), of which €-704 million were recorded in Q4. The second half of 2008 - and specifically the fourth quarter - was the most challenging period since the financial market crisis started in 2007.

Fixed Income and Currency: revenues for 2008 amounted to €1,058 million, almost reaching the level of 2007 (decrease of only 2%). This strong Group-wide performance in adverse conditions again underlined the importance of this core business line as a key contributor to revenues in the Markets Area as well to overall MIB revenues.

Equities: 2008 proved to be an extremely challenging year for the business line Equities due to a steep decline in equity markets, weak primary business and lower exchange turnover. The client base retrenched due to hedgefunds redemptions and further consolidation in the mutual fund industry.

In CEE, capital flight from Russia and other local markets created difficult conditions for client business.
In derivatives on the EEMEA markets, 2008 was driven by extremely difficult trading conditions. Record declines in equity prices combined with high volatility levels, low liquidity and counterparty defaults posed a severe challenge for the management of risk positions. Nevertheless, 2008 performance was relatively contained, the result of a conscious decision to aggressively reduce risk in the third quarter.

The business line Equities reported total revenues of €2 million for 2008 compared to €194 million in 2007.

Structured Equity & Commodity Products: in 2008, the global credit crisis spilled over into the equity derivatives markets. A declining equity market led to declining customer demand from retail and third parties.

High volatility and correlation together with falling dividend expectations posed challenges to most market participants. Trading activities focused in Q3 onwards on aggressive risk reduction in order to prevent losses in an illiquid and difficult environment. Although our equity derivatives business suffered some

Report on Operations (Continued)
Group Results for 2008 (Continued)

Markets & Investment Banking (Continued)

setbacks, our retail customer coverage model and solid risk management infrastructure was able to weather the downturn. This performance was rewarded with a number one ranking for "Structured Products" and "Equity Derivatives" in Germany's RISK magazine, the third time in a row for UniCredit Group. The business line contributed positive revenues of €124 million for the full year of 2008.

Credit related business: the credit markets effectively came to a halt with severe implications for the mark-to-market of trading securities which prompted regulators and IAS to introduce the possibility of reclassifying some trading securities. Basis between Bonds vs CDS effectively broke down as de-leveraging needs led to an annulment of traditional fair value considerations with liquidity generation being more critical than relative value of assets. Hedge Funds accelerated the situation as investors sought safety over returns. In essence the credit markets in the fourth quarter of 2008 were down with severe ramification for global markets, pushing the economies of the US and several major European countries into recession.

Against all this background, our credit-related businesses contributed negative revenues of €-1,202 million for the full year of 2008.

Global ABS & Investments: the ring-fenced Global ABS portfolio was reduced by €2 billion in the fourth quarter of 2008 down to €8.3 billion at market value, of which €0.5 billion was reduced by way of amortisation at par. Thus, ABS portfolio volume saw a reduction of about €7.5 billion in 2008. The year was characterised by little real investor-related activity in the ABS market. New deal issuance was strong but limited to serving as collateral for central bank repo facilities. Total new issuances of European structured finance increased from €520 billion to €700 billion compared with the previous year. Generally, ABS spreads widened throughout the year and were at their highest at year-end. This was triggered by forced selling and the unwinding of SIVs in an illiquid market environment.

As a result, the P&L effect for the full year of 2008 of the Global ABS & Investments business line was negative contributing revenues of €-899 million.

Corporate Treasury Sales reported a positive overall performance, albeit with lower revenues than in 2007. A well diversified customer base spread out geographically and across a wide variety of asset classes enabled us to cope with the market environment. Financial market developments produced a double effect on the corporate treasury business. On one hand, heightened risk-aversion prompted many customers to shy away from new trades, weakening demand for some products. On the other, record high volatility in currency markets fostered corporate demand for foreign exchange hedging, generating strong transaction flows throughout the year.

In the course of the year, a new organisational model for corporate treasury products and services was introduced to further enhance governance throughout the Group, across countries, divisions and legal entities.

Global Sales had a successful year and was able to achieve revenues that exceeded those of 2007. Although the certificate market significantly diminished in 2008, especially for equities, UniCredit MIB's institutional franchise compensated for this effect.

We witnessed a renaissance of the flow products in Rates and FX with high volumes coming from our clients. Structured fixed income developed well and resulted in the launch of a broad range of new products designed for UniCredit Group's retail and institutional customers in 2008.

Global Investment Banking

The main business lines within Investment Banking are Financing, Capital Markets, Regional Investment Banking units and Principal Investments.

The Investment Banking area, which was also adversely affected by global market conditions, contributed revenues of €1,110 million to the divisional result. Although revenues decreased, the revenue generation was driven by a solid contribution from most business lines.

Financing

The financial crisis curtailed new business opportunities while at the same time testing the unit's risk-management resources. Over the course of the year business conditions significantly deteriorated. The financial crisis limited the number of attractive business opportunities, both in terms of risk profiles and our ability to make full use of the syndication market. This was accompanied by high internal risk and profit hurdle rates. Despite these limitations the unit structured and executed numerous deals at attractive returns.

The business line Financing contributed solid results of €603 million. Financing continues to direct its resources towards a further reduction of risk assets and its selective approach to new business focused on core clients in core regions.

Capital Markets

Capital Markets reported total revenues of €288 million for the full year of 2008.

Equity Capital Markets (ECM) issuance was down significantly in 2008 as a result of the rapid deterioration in equity markets and the record volatility levels reached during the year. Deal activity was dominated by capital raisings from Financial Institutions. Important ECM transactions in a book-running role for the year included the €450 million Exchangeable Bond for German travel group TUI converting into shares of TUI Travel plc, the €245 million IPO of Polish pay TV company Cyfrowy Polsat, the €196 million IPO of the Slovenian reinsurance group Sava Re as well as the €1.2 billion rights issue for the Italian aerospace and defence company Finmeccanica. During 2008, ECM business was streamlined through the full integration of the equity-linked business, the establishment of a global syndicate desk in London and closer cooperation between the regions. 2008 was a very successful year for UniCredit's Debt Capital Markets (DCM) operations. In a market environment, characterised by widening spreads and rating downgrades, DCM delivered a strong performance, climbing from league table rank of 13 to number seven as an underwriter for all euro-denominated bonds. Notable was the Group's track record in euro-denominated benchmark issue underwritings. As a consequence, Euroweek and IFR awarded UniCredit's Debt Capital Markets with its prestigious Covered Bond House of the Year Award.

On the corporate side, UniCredit MIB was a lead manager for many prestigious benchmark transactions. Some particularly noteworthy deals were executed for RWE, BMW, E.ON and Daimler International Finance as well as for Italy's Finmeccanica and the UK utility National Grid.
Securitization: as noted earlier, most issuance in the industry in 2008 was executed by financial institutions for liquidity purposes. The Group's excellent profit generation in 2008 stemmed from an increase in fee income from deal structuring. Warehouse reduction transactions were aggressively undertaken in 2008 and the Group was successful in completing the €1.4 billion Geldilux 2008-1 transaction, a cash-funded SME trade. This securitization was the largest publicly sold ABS issue in Europe of 2008.

Capital Markets Solutions and Investments (CMSI), a MIB strategic initiative for 2008, was successfully established as a group in Capital Markets focusing on debt solutions, strategic equity solutions and principal solutions and investments. CMSI returned a solid performance during the year and closed a number of high-profile, client-driven structured transactions.

Corporate Finance Advisory (CFA), including M&A, and Coverage (also referred to as Regional Investment Banking units):
in Germany, several landmark transactions in M&A, ECM, DCM and Financing were closed. Highlights included deals for Schaeffler/Conti, Daimler, TUI, EnBW, BMW, DTAG and E.ON. The CFA team Germany was involved in some of the most prominent transactions and was one of the top ten advisors in the country in 2008.

Italian M&A business activity was in line with the previous year and a satisfactory pipeline was developed for 2009.
The Italian Investment Banking team was involved in a number of key transactions for Giochi Preziosi, Pirelli and Enel/ Dolomiti Energia.

With revenue contributions of €298 million, the Regional Investment Banking units were again able to contribute solid revenues.

Financial Institutions Group (FIG):
there was a significant increase in overall business activities which materialized in higher revenues with financial institutions in 2008, specifically in DCM and Markets. Investment in the Insurance sector coverage resulted in a number of high profile M&A advisory mandates within the CEE region.

Principal Investments:
this business line bundles the Group's investment activities in alternative assets. After several years of strong business performance the unit was severely affected by the financial crisis in 2008. Within the Private Equity product line, the market disruption generally resulted in reduced investment and divestment activities as well as valuation adjustments affecting the existing portfolio. The business has adapted to a new cycle, returning to its core business model - growth and operational improvements - which in recent years have been partially overshadowed by the effects of debt leverage.

Despite the market environment, dividends and exit proceeds from private equity investments in 2008 still showed profitability ratios in line with prior years, but overall levels were lower. In 2008, the Hedge Fund business was largely driven by the redemption of certain investments.

The business line Principal Investments generated negative revenues of € -142 million in 2008.

Report on Operations (Continued)

Group Results for 2008 (Continued)

Markets & Investment Banking (Continued)

Key Projects in 2008

In 2008, MIB began a repositioning and restructuring process that will continue in 2009, with an expected reduction of approximately 1,000 FTE over the two year period.

MIB completed the integration of the MIB-related activities of the former Capitalia Group in 2008, strengthening its Italian business, in terms of both client penetration and operational platform. In particular, with the integration of all the former Capitalia Markets operations into HVB, MIB streamlined its corporate governance and consolidated its risk position enabling significant cost and RWA reductions.

In the course of the Capitalia integration the international branch network of Banca di Roma was also integrated into the UniCredit Group network. The integration process which had begun in 2007 was successfully completed together with the legal merger of Capitalia and UniCredit.

In September 2008, Bank Austria transferred its MIB activities to UniCredit CAIB AG, thereby completing the consolidation of all MIB activities in Austria and CEE under UniCredit CAIB AG.

During 2008, the MIB Division established a new brokerage company in Turkey, UniCredit Menkul Degerler A.S. The new company owned entirely by Koc Financial Services (KFS), a joint-venture between UniCredit Group and Koc Group, bundles MIB activities in Turkey by leveraging the international network, brand and product expertise of the UniCredit MIB Division and the strong franchise of KFS and Yapi Kredi Bank locally.

In 2009, the MIB Division plans to complete the concentration of all Groupwide MIB activities within HVB by integrating UniCredit CAIB AG into HVB.

Rosmarie Reiter
Austria

«I help our customers even if I cannot sell them one of our products. A woman who had to help pay a debt for her son could not qualify for credit from us at the time.
So I helped her through asking her son's creditor for a repayment extension and I was able to make her a very happy and satisfied customer!»

Efren Maldonado
Slovenia

«Our commitment = understanding + innovation = financial solutions = customer satisfaction.»



Report on Operations (Continued)

Group Results for 2008 (Continued)

Area CEE & Poland's Markets

Following the worldwide economic downturn, the countries of Central and Eastern Europe (CEE) experienced several negative developments toward the end of the reporting period. A decrease in the availability of liquidity exposed the region's dependence on foreign funding, leading to a widening of credit spreads and fears of a credit crunch. Further factors contributed to a less optimistic view on growth in the CEE region than had existed one year earlier. These included the lower credit rating of CEE countries and many CEE banks, pressure on CEE currencies, an increasingly bleak outlook for exports and a decline in oil prices and other commodities impacting those countries that depend on the export of these products. Notwithstanding these factors, growth expectations remain above those of Western Europe.

UniCredit Group's CEE banks were able to positively develop profits in 2008, in spite of more difficult conditions. The focus was on the integration of newly acquired banks – ATF Bank in Kazakhstan and Ukrsotsbank (USB) in Ukraine, which joined the Group in November 2007 and January 2008 respectively. In order to fully exploit the region's market potential, UniCredit Group is implementing a new organizational structure utilizing the divisional approach in the CEE banks. In this manner, the Group aims to foster cooperation within the business divisions Groupwide and thereby to disseminate knowledge and experience from UniCredit Group's competence centers to the CEE banks.

UniCredit Group is present in the CEE region with banking operations in 19 countries and has representative offices in three more countries. UniCredit Group's CEE banks strengthened their cooperation with the Group's product factories in order to benefit from Group knowledge and to improve their product range and service quality. UniCredit Group's CEE banks are also involved in Group activities addressing customer satisfaction with the goal of ensuring stable customer relationships as a basis for value creation in the Group. Within UniCredit Group, Bank Austria acts as a sub-holding for banking operations in CEE, with the exception of Bank Pekao, for which UniCredit SpA is the Parent Company.

CEE

Financial Performance

Following excellent performance in 2007, the CEE Division maintained its momentum in 2008 despite the global market turbulence. While economic conditions in the various countries differed widely, for most of the year the CEE business segment was generally characterized by healthy growth. Business volume and results rose steadily over the past quarters. Cost efficiency was maintained at a high level despite investment in organic growth and risks have remained well within expectations.

Our two recent acquisitions in Kazakhstan and Ukraine are included in the consolidated financial statements for 2008. These acquisitions reflect our commitment to these markets, through banks, that held strong market positions. Through them, we have strengthened the basis for long-term sustainable growth while further diversifying our business portfolio. It now encompasses countries with diverse profiles, including EU member states and candidates for EU membership, which have made good progress in convergence; large countries including Turkey and Russia, where the banking industry is growing quickly; and also countries in Central Asia, which are rich in natural resources and enjoy bright prospects in the long-term.

Business volume measured by risk-weighted assets (**RWA** pursuant to Basel I) expanded by 16.6% in 2008 as compared with the preceding year; net of recent acquisitions (i.e. excluding ATF and USB, the two newly added banks), volume growth was 10.9%, with approximately half of this growth originating in Russia. Considerable growth was also achieved in Bulgaria and Romania.

Income Statement

(€ million)

CEE DIVISION	YEAR 2008	YEAR 2007	CHANGE % ACTUAL	CHANGE % NORMALIZED[1]	2008 Q4	2008 Q3	2007 Q4	CHANGE % ON Q4 '07 ACTUAL	CHANGE % ON Q4 '07 NORMALIZED[1]
Operating income	4,736	3,367	+40.7%	+ 21.8%	1,325	1,266	953	+39.0%	+21.1%
Operating costs	-2,233	-1,729	+29.1%	+ 15.3%	-613	-563	-526	+16.5%	+7.4%
Operating profit	2,503	1,638	+52.8%	+ 28.7%	712	703	427	+66.7%	+38.5%
Net write-downs on loans	-537	-211	+154.5%	+ 55.7%	-214	-124	-62	+245.2%	+103.3%
Profit before tax	2,021	1,342	+50.6%	+ 36.0%	487	608	318	+53.1%	+39.8%
Profit (Loss) for the period	1,598	1,092	+46.3%	+ 33.5%	369	487	257	+43.6%	+37.4%

1. At constant exchange rates and perimeter.

Balance Sheet

(€ million)

CEE DIVISION	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007	CHANGE AMOUNT	CHANGE %	AMOUNTS 09.30.2008	CHANGE AMOUNT	CHANGE %
Total Loans	76,935	62,169	14,766	+23,8%	81,330	-4,395	-5.4%
o.w. with customers	*64,208*	*50,638*	*13,570*	*+26.8%*	*66,683*	*-2,475*	*-3.7%*
Customer deposits (incl. Securities in issue)	50,099	46,262	3,837	+8.3%	54,766	-4,667	-8.5%
Total RWA	68,673	58,891	9,782	+16.6%	71,958	-3,285	-4.6%
RWA for Credit Risk	65,567	55,632	9,935	+17.9%	69,793	-4,226	-6.1%

Key Ratios and Indicators

CEE DIVISION	YEAR 2008	YEAR 2007	CHANGE AMOUNT	CHANGE %
EVA (€ million)	804	575	229	+ 40.0%
Absorbed Capital (€ million)	5,945	4,084	1,861	+ 45.6%
RARORAC	13.53%	14.07%	-54bp	
Operating Income/RWA (avg)	7.13%	7.07%	6bp	
Cost/Income	47.1%	51.4%	-430bp	
Cost of Risk	0.84%	0.47%	37bp	
Tax rate	20.9%	18.6%	230bp	

Staff Numbers

CEE DIVISION	YEAR 12.31.2008	YEAR 12.31.2007	CHANGE AMOUNT	CHANGE %
Full Time Equivalent (KFS group 100%)	56,066	43,647	12,419	+28.5%
Full Time Equivalent (KFS Group proportional)	45,884	33,796	12,088	+35.8%

Report on Operations (Continued)

Group Results for 2008 (Continued)

CEE (Continued)

In 2008, **operating income** rose by close to 41% at current exchange rates to more than €4.7 billion as a result of the newly consolidated companies. Net of recent acquisitions, operating income grew by nearly 22% at constant exchange rates. The main contribution to growth came from **net interest income**, which was almost 43% higher than in 2007 including the recent acquisitions (versus 21% at constant exchange rates and net of recent acquisitions). In five countries, the growth rate reached 20% or more at constant exchange rates, with Russia achieving the highest increase (51%). **Net commissions** in 2008 stood at €1.16 billion, which was up 25% (net of recent acquisitions: +13.6% at constant exchange rates) from the previous year. Trends in the various countries differed according to the relative importance of the generally weak securities and new issues business; commercial services like cash management and loan commissions developed favorably. There was a particularly strong increase in Turkey, where Yapı Kredi Bank is the clear market leader in commercial services including credit cards, foreign trade financing, leasing and factoring. Notwithstanding the turbulence of the global financial crisis **trading profit** increased by 117% to €384 million in 2008, representing a 82% increase net of recent acquisitions at constant rates.

The increase in **operating costs** compared with the previous year was +29% including the recent acquisitions and +15% net of recent acquisitions at constant exchange rates, thus remaining well below the growth of revenues. The **cost/income** ratio therefore improved to 48.7% net of recent acquisitions and now stands at 47.1% including the recent acquisitions. This development is best interpreted in light of the branch network expansion in 2008, which added 386 branches to our network excluding new countries and the investments made to create further cross-regional synergies. Two new banks, ATF and USB added 197 and 472 branches, respectively and a total of 5,065 and 9,670 employees (FTE) respectively, to the network. At the same time the number of employees net of recent acquisitions decreased by 7.7%.

Net write-down of loans in 2008 reached €537 million, versus €210.9 million in 2007. The inclusion of ATF and of USB accounted for €214 million of this total. It is to these initial levels that the UniCredit Group business model, with its strict risk policies and processes, will be applied. Net of recent acquisitions, net write-down of loans was €324 million, €113 million higher than in 2007, when the income statement benefited from a net release of loan loss provisions in Croatia. Although, the provisioning charge increased, especially in Q4 due to the altered economic scenario and general business expansion, the **cost of risk (on average RWA)** was still very low by all definitions: 0.84% including Kazakhstan and Ukraine, 0.59% net of recent acquisitions.

In the CEE Division, the combination of organic and external growth and a modest increase in costs led to an increase of 51% in **profit before tax** for 2008. This totaled €2,021 million including the two new banks, while the increase at constant rates and net of recent acquisitions was 36%. The positive operating performance of the CEE Division and its increased profitability in 2008 translated into an increase in value creation of 40% over 2007, with **EVA** standing at €804 million and **RARORAC** at 13,5%.

Operating Income: breakdown by country

December 08 at constant (2006) rates (euro mln)


CEE Division: +45.4%
(+21.8% excluding new acquistions)
share
y/y % chg
20.7% Turkey 831 1,002 +20.7%
15.9% Russia 470 773 +64.4%
11.5% Croazia 494 555 +12.3%
9.9% Ukraine 478 n.s.
7.1% Czech Rep. 328 346 +5.6%
7.1% Kazakhstan 29 344 n.s.
6.9% Romania 255 334 +31.0%
6.3% Bulgaria 268 307 +14.5%
14.6% Other 658 708 +7.5%
2007
2008

Note: the percent change in operating income is +45.4%, at constant exchange rates and +40.7% at current exchange rates.

CEE Markets

Turkey

Yapı Kredi (YKB) is the fourth largest private bank in Turkey. Through a customer-centric strategy and segment-based service model, YKB delivers a comprehensive array of retail, SME, corporate, commercial and private banking products and services as well as asset management, leasing, private pension, insurance and brokerage services.
As of year-end 2008, with 861 branches, YKB maintains the fourth largest branch network in Turkey and has a market share of 9.9%. In addition, the bank has the third largest ATM network in Turkey as well as award-winning internet and telephone banking applications.

Turkey (€ million)

	YEAR[1]		CHANGE AT
	2008	2007	CONSTANT FX RATE
Operating income	960	865	+20.7%
Operating profit	516	417	+31.8%
Profit (Loss) for the period	291	237	+30.5%
Cost/income	47.33%	51.80%	-447bp
	AMOUNTS AS AT		
	12.31.2008	12.31.2007	CHANGE
FTEs	17,122	16,619	+503
Branches[2]	931	738	+193

1. At current FX rates.
2. Including Leasing and Factoring.

2008 was very successful for YKB, despite a deterioration of the macroeconomic environment. YKB pursued a sustainable growth strategy mainly driven by branch expansion with a focus on retail, SME and commercial (mid-corporate) banking, maintaining a conservative risk approach and a constant emphasis on efficiency. Due to the further decline of the global macro environment in the second half of the year, the bank, while confirming its long-term commitment to growth, progressively shifted its focus toward sustaining profitability by, among other actions, the initiation of additional cost containment and asset quality moves and the maintenance of adequate levels of capitalization and liquidity to meet increasing market volatility.

As a result of focused commercial efforts, including the review and fine-tuning of the existing service model and a number of innovative products and projects, YKB achieved significant market share gains in strategic segments and products in both lending and deposit gathering. On the lending side, market share gains were concentrated in consumer, SME and commercial loans. Strong above-sector growth on the lending side (+29% y/y) was accompanied by healthy deposit growth in 2008. YKB achieved above-sector growth in deposits, increasing its total deposit base by 31% y/y (for 10% market share), mainly driven by deposits in local currency.

YKB faced the turbulence late in 2008 with a strong emphasis on capitalization, liquidity and funding. While the bank strengthened its capital base in August through a YTL 920 million rights issue that was fully subscribed, it also managed to ensure a strong liquidity position by successfully securing a syndication of approximately US$1 billion in December. Finally, by preserving a balance in lending and deposit collection, YKB maintained a comfortable funding position with a loans to deposits ratio of 97% on a consolidated basis at year-end 2008. YKB's capital adequacy ratio stood at 14.0% at a consolidated level and at 15.7% at bank only level at the close of 2008.

Retail Customers

In 2008, YKB developed new products for its different customer segments and also introduced a number of firsts to the banking sector. As a result of credit card co-branding partnerships with Vakıfbank, Fortis and Anadolu Bank, the total number of YKB's "World" branded credit cards in Turkey exceeded 10 million, making it Turkey's largest. YKB's excellence in alternative delivery channels was validated by its receiving the 2008 IMI conferences award for the "Best Call Center" and the PC Magazine award for "Best Internet Bank". A total of 678 advanced ATMs (Tele 24 Plus) were installed during 2008.

Report on Operations (Continued)

Group Results for 2008 (Continued)

CEE (Continued)

CEE Markets

Branch network expansion, one of the key pillars of YKB's strategy, underwent significant development in 2008. Under the branch expansion plan, announced in July 2007, YKB opened 185 branches in 2008, the most ever for a Turkish bank. The expansion was accompanied by efficiency improvements, such as the accelerated redeployment of roughly 750 employees from back-office operations to new branches.

YKB increased its market share from 6.2% to 7.7% in consumer loans, driven by all three consumer loan product categories (general-purpose loans, auto loans and mortgages). Through its dedicated service model and unique product offerings for the SME segment, YKB registered 39% y/y growth in SME lending in 2008.

Corporate Customers

In the commercial (mid-corporate) segment, through an increased focus on cash management products and other high-margin areas, YKB registered 42% y/y growth in lending to this segment, leveraging on leasing and factoring products. YKB registered 42% y/y growth in lending to the commercial segment and 43% y/y growth in lending to the corporate segment. The main driver of 29% y/y revenue growth in the commercial segment was volume growth, with an increased focus on revenue-oriented initiatives and upward repricing, while in the corporate segment the bank registered 13% revenue growth by focusing on upward repricing on cash and non-cash lending to improve return on capital coupled with selective volume growth.

Outlook

Yapı Kredi expects 2009 to be a tougher and more challenging year, yet remains firmly committed to long-term growth. The bank aims to emerge stronger following this period, which has been marked by a significant macroeconomic slowdown and uncertainty. It will achieve this by adopting a flexible approach to proactively aligning its strategy and priorities with the rapidly changing environment with the objective of maintaining profitability. Yapı Kredi will take advantage of this period to further focus on efficiency and productivity so as to be best positioned for rapid growth when macroeconomic conditions stabilize.

CEE Markets

Russia

ZAO UniCredit Bank is one of Russia's top universal banks in terms of service quality, profitability and efficiency. As of December 31, 2008, total assets were 596 billion Russian rubles with shareholders equity of 53 billion Russian rubles. With a market share of roughly 2.1% (as of December 2008) the bank ranks among the country's ten largest by total assets. UniCredit Group, through UniCredit Bank Austria AG, is the sole shareholder.

Russia			(€ million)
	YEAR[1]		CHANGE AT
	2008	2007	CONSTANT FX RATE
Operating income	736	466	+64.4%
Operating profit	481	286	+75.2%
Profit (Loss) for the period	300	192	+62.4%
Cost/income	34.61%	38.64%	-403bp
	AMOUNTS AS AT		
	12.31.2008	12.31.2007	CHANGE
FTEs	3,709	2,814	895
Branches[2]	89	73	16

1. At current FX rates.
2. Including Leasing and Factoring.

In 2008, the bank continued its dynamic development and demonstrated significant growth in all business areas. Total assets increased by more than 60%. A steadily expanding loan book, healthy margins and solid operating efficiency supported high profitability. ZAO UniCredit Bank consistently pursues a conservative risk and liquidity policy, ensuring that it enjoys reliable financial standing even in situations of market turmoil. Twenty new offices were opened in 2008, giving the bank a countrywide network of 83 outlets plus one representative office in Minsk, Belarus, serving more than 620,000 individual and SME clients and roughly 4,200 corporate clients. To support this dynamic growth, a capital increase of 7.6 billion Russian rubles was carried out in mid 2008.

In November, ZAO UniCredit Bank became one of the few major Russian banks to sign a special agreement with the Central Bank of Russia to stabilize the Russian banking system. The Central Bank's initiative is directed at supporting and strengthening the country's financial system to fight the consequences of the global capital crisis by providing guarantees to the large banks that are fundamental to the system, covering their activities in the interbank market.

Corporate Banking

Corporate Banking remains the core business of the bank, both in terms of revenues and volume. Although lending activities were scaled back in Q4 due to increasing market uncertainties, the portfolio grew by 54% to 301 billion Russian rubles. A significant portion of growth resulted from lending to mid-market companies through the bank's wide network of regional offices. The growing demand from regional mid-market companies supported our strategy for accelerated regional expansion; this led to the opening of additional offices in Barnaul, Cheboksary, Irkutsk, Orenburg and Yaroslavl. Within the lending business, special attention was focused on such structured finance products as financing of investment projects, factoring, leasing, trade finance and real estate and to the development of financial solutions combining both credit and non-credit products. High standards of customer service have been a traditional priority and the bank serves roughly 150 of the top-200 Russian companies (by sales) as their relationship bank. Customers strongly benefited from the bank's close cooperation with other UniCredit Group banks, which increased its ability to provide longer-term financing. As part of an international group with a large customer base, the bank pays special attention to expanding its business with international companies operating in Russia.

Report on Operations (Continued)

Group Results for 2008 (Continued)

CEE (Continued)

CEE Markets

Retail Banking

Retail Banking is a key pillar of ZAO UniCredit Bank's strategy. In 2008, the bank successfully continued its dynamic development and considerably increased both business volumes and its customer base. Due to the difficult economic environment, lending activities slowed in Q4. For 2008, the retail loan portfolio increased by 62% to 83 billion Russian rubles with a steady increase of the contribution from the regional network outside Moscow and St. Petersburg. Key products remain car loans and residential mortgages. The car loan portfolio increased by 67% while residential mortgages grew by 78%. In both segments, the bank intensified cooperation with distribution partners and continued to develop partnership programs. The customer base (private individuals and SME clients) increased by roughly 50% to more than 620,000. As a result, the market share in retail lending grew from 1.4% in 2007 to 1.81%. Regional network expansion is fully on track. The bank is now present in 29 of 88 Russian regions. Additionally, the ATM network was increased by nearly 30% to 615 units countrywide.

Outlook

Due to the current financial crisis, which we expect to continue during 2009, our short-term priorities are as follows: efficient funding, liquidity and capital management, risk management, the accelerated completion of ongoing projects related to product infrastructure, processes, centralization, development and fine-tuning of service models for different segments. Within retail banking, our priorities are deposit and investment products, increasing fee and commission income, optimization of service quality, streamlining of processes and increased sales-force effectiveness. Among our main priorities in corporate banking are preserving core relationships, enhancing efficiency of the portfolio and special attention to credit risk.

CEE Markets

Croatia

Zagrebačka banka (ZABA) is the leading bank in Croatia in terms of capital and total assets and maintains the largest market share in customer loans and deposits. It does business with roughly 1.2 million clients. Its business network is made up of 130 branches and almost 800 ATMs.

Croatia			(€ million)
	YEAR[1]		CHANGE AT
	2008	2007	CONSTANT FX RATE
Operating income	[illegible]	495	+12.3%
Operating profit	[illegible]	239	+7.3%
Profit (Loss) for the period	217	186	+14.7%
Cost/income	53.94%	51.79%	215bp
	AMOUNTS AS AT		
	12.31.2008	12.31.2007	CHANGE
FTEs	4,963	4,781	182
Branches[2]	140	145	-5

1. At current FX rates.
2. Including Leasing and Factoring.

Retail Customers

ZABA is the market leader in business activities involving individual clients and is particularly focused on its advisory and partnership role in finding optimal solutions for its clients. Aiming to strengthen its regional presence further, in 2008 the bank opened several new branches - a Private Banking center in Zagreb's EuroTower and branches in Crikvenica, Gospić and Slavonski Brod.

Total individual clients deposits reached €4.9 billion (+8% y/y), driven by growth in term deposits (+16.5% y/y). Total loans to individual clients reached €4 billion (+13.4% y/y). More than half the total loan portfolio is comprised of housing loans.

Seeking to be the bank of first choice for small business clients, in 2008 four new small business centers were opened, for a total of 46 centers. Loan volume to the small business segment reached €0.5 billion (+15.6% y/y), while deposit volume amounted to €0.4 billion (+12.3% y/y). With its wide range of cash management services and finance products, the bank's successful cooperation with relevant ministries continued in the fields of subsidized financing of entrepreneur projects, HBOR credit lines and the HAMAG guarantee program, thus supporting SME development.

Corporate Customers

In 2008, ZABA reaffirmed its leading position in the market by providing banking services to the majority of Croatian corporate clients, central and local governments and multinationals, as well as continuing to be involved in financing infrastructure and real estate. Market share in loans to corporate customers grew from 23.4% in 2007 to 24.1% in 2008. At the same time, market share in deposits grew from 21.5% in 2007 to 22.4% in 2008. Total loans to corporate clients reached €3.4 billion (+15.9%) while deposits amounted to €2 billion. In 2008, special focus was placed on expanding cross-regional business in Croatia, as ZABA achieved significant increases in activity in areas where it has traditionally been underrepresented. The growth of business activity and strong regional expansion has been accompanied by increased satisfaction levels among corporate clients, as measured by independent research.

ZABA has developed a number of products for users of EU pre-accession funds and, for corporate clients, participating in public tenders for projects financed with EU funds. Activities focused on the development of special customer-centric product solutions, with the goal of strengthening the bank's position in cross-selling. Cooperation continued with municipalities and ministries in the implementation of various SME and mid-corporate financing programs.

Report on Operations (Continued)
Group Results for 2008 (Continued)

CEE (Continued)

CEE Markets

Investment Banking and Financial Markets

The Croatian capital market was marked by a negative trend in the first half of 2008, which was accentuated by pressure from the global financial crisis in the second half of the year. ZABA, nonetheless, further strengthened its positions in investment banking and the financial markets.

ZABA played a leading role in several high-profile transactions, e.g., buy-side advisory services in the Veterina IPO (€28 million), bond issues for UniCredit Bank BiH (€50 million) and the City of Split (€8.2 million), the Pliva bond buy-back (€75 million), issues of commercial paper (Zagreb Montaža, Konstruktor Inženjering, Varteks, HG Spot, Žito, IGH) and syndicated loans for Bina Istra (€693.5 million) and Zagreb-Macelj motorway (€381 million). ZABA has also arranged PPP financing for construction of the Lora-Split sports hall (€150 million) and received advisory mandates from the governments of Montenegro and Albania for privatization projects. Despite the negative trend in the capital markets and the liquidity reduction caused by the global financial crisis, financial markets recorded strong growth in activity and revenues from institutional and corporate clients in 2008. Income from the sale of treasury products increased by nearly 60% over 2007. Regardless of a decrease in total turnover on the Zagreb Stock Exchange, Brokerage recorded an increase in market share and turnover. Zagrebačka banka Custody holds a dominant position in the Croatian market.

Outlook

In the face of a slowing economy and increased macroeconomic risks both in Croatia and in neighboring countries, ZABA will continue to adhere to the fundamental values of a reliable, strong and profitable institution with a particular focus on the stability of its client base, the quality of client relationships and risk management designed to prevent portfolio deterioration. The strengthening of the mid-corporate segment in all regions of Croatia and further strengthening of the large corporate segment are among its goals for 2009.

CEE Markets

Other Countries

UniCredit Bank Czech Republic was established in 2007 through the merger of HVB Czech Republic and Živnostenská banka. 2008 was the first full year of the merged unit. In the large corporate segment, by leveraging upon the Group's approach to multinational clients and the successful Cross-Border Client Group project, the bank maintained its leading position for international clients. In Retail, the bank successfully pursued its strategy of focusing on affluent and small business clients.

In **Slovakia**, a major challenge for UniCredit Bank was the introduction of the euro as of January 1, 2009. Despite the effort involved and the effects of the worsening economic climate, the bank managed to increase its net profit by 45%.

In spite of numerous challenges and turbulence in the local and international markets, **UniCredit Bank Hungary** achieved its best results to date, due both to business performance that exceeded expectations and to an extraordinary item relating to the sale of a majority shareholding in the Budapest Stock Exchange. The bank substantially increased its regional coverage by opening 34 new branches in 2008.

In **Slovenia**, UniCredit Bank managed to improve its net profits while enlarging its regional coverage by opening six new branches.

The successful merger of UniCredit Zagrebačka banka, Mostar and HVB Central Profit Banka, Sarajevo created UniCredit Bank d.d., one of the largest banks in **Bosnia and Herzegovina**. Together with UniCredit Banjalucka banka (formerly Nova Banjalucka banka), the Group had 155 branches at the close of 2008, representing the largest network in the country.

UniCredit Bank Serbia substantially improved its market position to a 6% market share in terms of total assets and loans with strong growth in its corporate portfolio and the opening of 22 new branches. It is one of the leaders in Serbia's foreign exchange and money markets.

In **Romania**, 2008 was a year of rapid expansion, development and repositioning, following a period of integration after three banks were merged in 2006 and 2007. UniCredit Tiriac Bank almost doubled its distribution network by opening 101 new branches, bringing total branches to 242 at the end of 2008, and it acquired the operations of the local branch of Banca di Roma. Very good financial results were achieved, with net profit above plan and an enlarged customer base with over 600,000 clients.

UniCredit Bulbank is **Bulgaria's** largest bank, serving over 1.2 million customers. The bank focused on the optimization of its combined retail branch network, which resulted from a successful three-way merger in 2007. It also emphasized the consolidation of existing corporate business activities following this integration. Despite the worsening macro-economic scenario, UniCredit Bulbank succeeded in significantly improving its profitability.

In January 2008, the acquisition of 94.2% of the shares of CJSC Ukrsotsbank (USB), **Ukraine**, was finalized. In a very difficult environment, particularly at the end of the reporting period, USB was fully integrated into UniCredit Group and achieved highly satisfactory financial results for 2008.

In **Kazakhstan**, ATF Bank ranks among the top five domestic banks. Acquired at the end of 2007, ATF offers a broad range of financial products through its branch network of 150 outlets throughout Kazakhstan as well as through subsidiaries and affiliates in Kyrgyzstan and Russia. ATF has further subsidiaries and affiliates in Kyrgyzstan and Russia (in the Omsk region).

As "UniCredit Bank" is acting as a pan-Baltic bank with its seat in Riga, **Latvia**, two branches in Vilnius, **Lithuania** and Tallinn, **Estonia** and two corporate offices in Riga and in Klaipeda (Lithuania). The bank, which provides services in corporate banking, including trade finance, and private banking, was confronted with a sharp economic downturn in Q4 in all three Baltic countries.

Strategy and Results

Report on Operations (Continued)

Group Results for 2008 (Continued)

CEE (Continued)

Key Projects 2008

Integration Program

Following the completion of the acquisition of the two newest members of UniCredit Group in CEE, ATF Bank in Kazakhstan and Ukrsotsbank in Ukraine, integration programs were established for both banks. The integration programs initially addressed the issues of statutory and Group reporting, management information systems and risk management. The programs have since moved on to address technical, organizational and governance changes in the two banks to ensure full integration into the Group.

Branch Expansion Program

A major project in 2008 was UniCredit Group's organic growth strategy aimed at further strengthening the Group's position in the CEE markets. The project focus was on large markets with comparatively small branch networks such as Turkey, Russia and Romania. In 2008, 453 new branches were opened to enhance UniCredit Group's retail network coverage in targeted countries. These new branches are an important addition to the retail network of UniCredit Group in CEE, ensuring the continued support of the business in a challenging market environment and enhancing the positioning of the Group to take full advantage of a future improvement in business sentiment. In September 2008, as the situation in the financial markets deteriorated leading to lower growth forecasts for the CEE region, UniCredit Group decided to put on hold the branch expansion planned for 2009.

Efficiency Programs & GBS activities in CEE

Strict cost management has always been a key policy of UniCredit Group. Efficiency programs have been managed by the Global Banking Services Division (GBS) in the CEE region in the areas of ICT, Real Estate and Back Office processing not only to achieve cost savings, but also to steer convergence toward UniCredit Group target operating models, which should ensure that the savings are sustainable.

Group solutions to addressing statutory requirements (BASEL II, MiFID, SEPA) have been implemented, as have enhancements to internal reporting and risk and fraud monitoring. We made focused investments in IT solutions to improve client service levels (Front End, ATM/POS, etc.). The consolidation of IT platforms were driving strategies in 2008 and will continue in 2009.

Customer Satisfaction

We redoubled our efforts to create a stronger client-centered culture. A common methodology to assess current customer satisfaction levels was implemented in all CEE banks and dedicated new customer satisfaction units were established at many sites. Furthermore, in all CEE countries, surveys of corporate and retail customers were conducted. Several projects were prompted by the survey results and incentive systems were linked to customer satisfaction improvements.

Further Corporate and Retail Initiatives

Corporate Banking developed a series of detailed plans to monitor and optimize Risk-Weighted Assets (RWA) in terms of development and profitability. During 2008 in a select number of countries, this program was developed with the aim of improving RWA monitoring and calculation procedures to align with the new Basel II standards, thus leading to a reduction in both RWA and related capital absorption. This approach will be progressively extended to other CEE countries in 2009. Corporate Banking was active in supporting the recurring activities that can serve to optimize RWA. For example, adequate commercial guidelines were distributed to all our banks.

The Global Transaction Banking (GTB) product line was implemented across the CEE Division, with fully dedicated GTB teams in each country belonging to the local corporate banking organization. UniCredit Group clients can now take advantage across our Group of a set of common international products for Cash Management, Documentary Business and Trade Finance. Cooperation between CEE countries and the GTB Division (based in Munich and Milan) was significantly enhanced.

In order to enlarge the range of services available to UniCredit Group clients, the integration of the Group Leasing product line into the banks across the CEE region was reinforced. New cooperation agreements between UniCredit Group's local leasing companies and local banks were instituted country by country, thereby allowing for stronger business integration and greater synergies in product offerings available to customers.

Retail service models were further improved, aiming to serve customers better in the form of high-quality advisory services and greater relationship proximity, with a special focus on the Small Business, Affluent and Mass Market segments.

The Small Business Partnership Program that was launched in 2007 concerns the design and implementation of the Group's best-practice Small Business Operating model and it has been further developed. It was successfully implemented in Romania, Bulgaria and Poland in 2008 and is currently under development in Croatia, Hungary, Slovakia and the Czech Republic, with plans for completion in 2009. Additionally, a specific project to support the "internationalization" of Italian small businesses active in the CEE was initiated, leveraging the new Retail International Desk service.

The development of a CEE-specific business model for affluent and potentially affluent customers is under way, based on experiences in three core countries in the region, Turkey, the Czech Republic and Slovakia.

Report on Operations (Continued)

Group Results for 2008 (Continued)

Poland's Markets

The Poland's Markets Division manages UniCredit Group's operations in Poland and Ukraine[1].

In Poland, as a result of Bank Pekao SA, UniCredit Group has a market share of 15% and is the leading bank in terms of total assets, loans to customers and AuM. The bank has a nationwide network of more than 1,100 branches, a strong presence in all the country's major cities and Poland's largest ATM network (roughly 1,900 ATMs, available to customers of UniCredit Group banks free of charge). This presence enables customers to have full flexibility and easy access to bank channels all across the country.

Bank Pekao is a universal, commercial bank, offering a full range of banking services to both individual and corporate clients, operating in Poland and abroad. Pekao Group's subsidiary financial institutions operate in banking, asset management, pension funds, brokerage, leasing and factoring markets. The bank continued its policy of offering PLN mortgage loans. Thanks to this consistent policy, the credit risk resulting from appreciation of foreign currencies, CHF in particular, is limited and the quality of the mortgage loan portfolio is stable.

On June 16, 2008, UniCredit Group transferred its majority shareholding in Bank BPH to GE Money Bank, the Polish bank of General Electric. Bank BPH is a universal bank with a network of 201 branches. As of December 31, 2007 Bank BPH had total assets of €3.6 billion, loans of €1.7 billion, deposits of €1.6 billion and shareholder equity of €0.4 billion. As of the same date, BPH TFI had total AuM of €1.8 billion. The sale of UniCredit Group's shareholding in Bank BPH was the final step in fulfilling an agreement signed on April 19, 2006, by the Ministry of State Treasury of the Republic of Poland and UniCredit Group.

In Ukraine, Poland's Market Division has a market share slightly above 1% in terms of total assets and loans to customers through UniCredit Ukraine Bank. Corporate Banking is now the core business of UniCredit Group in Ukraine, contributing roughly two-thirds of revenues and accounting for a 1.5% market share of corporate loans.

1. UniCredit Group is also present in Ukraine with Ukrsotsbank (see also CEE Division).

Financial Performance

As of December 31, 2008, the Poland's Markets Division posted YTD **profit for the period** of €903 million representing a decrease of 9.9% y/y at constant exchange rates.

The Division's YTD **operating income totaled** €2,183 million as of December 30, 2008, -5.7% y/y at constant exchange rates. The result was due to:
net interest which rose by 1.2% y/y in 2008 YTD at constant exchange rates, due primarily to good commercial performance and yielding customer loan growth of 2.5% over year-end 2007;
net fees and **commissions** which fell by 26% y/y from 2007 at constant exchange rates, mainly due to a decrease in commissions on investment products. As a result of significant decline in demand, lower sales of mutual funds translated into lower up-front fees while the decrease of mutual fund AuM additionally impacted management commissions. Moreover, less activity on the Warsaw Stock Exchange caused a decrease in fees and commissions related to brokerage;
operating costs, which have remained under control, growing 1.7% in 2008 at constant exchange rates, below the level of inflation;
impairment losses on loans and advances, which amounted to €23 million and were € 51 million lower than the combined result for 2007, thanks to effective credit risk management. At the end of December 2008, the ratio of impaired receivables to total receivables amounted to 5.5% compared with 7.7% at the end of 2007. The **ratio decreased due to the increased volume of total loans and a reduced volume** of impaired loans (mainly resulting from the sale of non-performing receivables, a transaction completed in September 2008);
gains on investments decreased in 2008 by €39 million, due to the significant gain on the sale of Commercial Union (€47 million) in Q1 2007 which positively impacted 2007 results.

At the end of December 2008, there were 21,406 **FTE employees**, a reduction of 843 FTE from December 2007, mainly due to natural attrition at Bank Pekao.

Efficiency remains high with the **cost-income ratio** reaching 48.6% in 2008, an increase of 2.90 pp over 2007.

As of December 31, 2008, the Division's **loans to customers totaled** €19.9 billion, a 2.5% increase over December 31, 2007, while **deposits from customers** (including securities in issue) stood at €22.4 billion, 13.5% above the level of December 31, 2007.

The Division achieved good results in 2008 in terms of value creation, with **EVA** at €405 million, down by 9.2% from 2007, but still one of the highest in the region, and **RARORAC** at 32%.

Income Statement

(€ million)

POLAND'S MARKETS DIVISION	YEAR 2008	YEAR 2007	CHANGE % ACTUAL	CHANGE % AT CONSTANT EXCHANGE RATES	2008 Q4	2008 Q3	2007 Q4	CHANGE % ON Q4 '07 ACTUAL	CHANGE % ON Q4 '07 AT CONSTANT EXCHANGE RATES
Operating income	2,183	2,156	+ 1.3%	- 5.7%	453	608	537	- 15.6%	- 11.8%
Operating costs	-1,060	-972	+ 9.1%	+ 1.7%	-254	-285	-264	- 3.8%	- 1.6%
Operating profit	1,123	1,184	- 5.2%	- 11.8%	199	323	273	- 27.1%	- 21.8%
Net write-downs on loans	-23	-74	- 68.9%	- 64.9%	22	-13	-6	- 466.7%	- 420.0%
Profit before tax	1,110	1,144	- 3.0%	- 10.1%	232	310	254	- 8.7%	- 4.5%
Profit (Loss) for the period	903	929	- 2.8%	- 9.9%	192	248	208	- 7.7%	- 3.0%

Balance Sheet

(€ million)

POLAND'S MARKETS DIVISION	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007	CHANGE AMOUNT	CHANGE %	AMOUNT 30.09.2008	VARIAZIONE AMOUNT	VARIAZIONE %
Total Loans	23,319	24,005	-686	- 2.9%	26,045	-2,726	- 10.5%
o.w. with customers	*19,870*	*19,386*	*484*	*+ 2.5%*	*21,768*	*-1,898*	*- 8.7%*
Customer deposits (incl. Securities in issue)	22,391	25,896	-3,505	- 13.5%	26,126	-3,735	- 14.3%
Total RWA	22,544	25,726	-3,182	- 12.4%	26,666	-4,122	- 15.5%
RWA for Credit Risk	21,883	23,978	-2,095	- 8.7%	25,205	-3,322	- 13,2%

Key Ratios and Indicators

POLAND'S MARKETS DIVISION	YEAR 2008	YEAR 2007	CHANGE AMOUNT	CHANGE %
EVA (€ million)	405	446	-41	- 9.2%
Absorbed Capital (€ million)	1,264	1,018	246	+ 24.2%
RARORAC	32.01%	43.75%	n.s.	
Operating Income/RWA (avg)	8.40%	10.57%	n.s.	
Cost/Income	48.6%	45.1%	350bp	
Cost of Risk	0.09%	0.38%	-29bp	
Tax rate	18.6%	18.8%	-20bp	

Staff Numbers

POLAND'S MARKETS DIVISION	YEAR 12.31.2008	YEAR 12.31.2007	CHANGE AMOUNT	CHANGE %
Full Time Equivalent	21,406	22,249	-843	- 3.8%

Report on Operations (Continued)

Group Results for 2008 (Continued)

Poland's Markets (Continued)

Business Lines
by Products, Markets and Legal Entities

Segment reporting of the Pekao Group covers following areas:

- Retail Banking area, with a full-range of banking activities related to retail clients and small and micro companies with annual turnover not exceeding PLN 10 million and also results of fully consolidated subsidiaries assigned to retail activity based on the prevalent business.
- Corporate Banking area, with full-range of banking activities related to medium and large companies and also results of fully consolidated subsidiaries assigned to corporate activity based on the prevalent business.
- Treasury and Investment activities area, relating to the bank's involvement in the interbank market, in debt securities and capital investments in companies, which are not a part of other segments and also results of fully consolidated subsidiaries assigned to this activity.

Retail Banking Area

The bank continued its policy of offering only PLN mortgage loans. Thanks to this consistent credit policy, the bank is not exposed to exchange rate risks, with a portfolio of old mortgage loans denominated in foreign currencies constituting only 7.2% of total loans.

Despite adverse macroeconomic conditions, retail loans remain in a positive trend with +8.8% growth q/q and +10.9% y/y. In terms of the products, focus was maintained on higher yield lending products such as:

- consumer loans (sales up 34% y/y);
- SME loans (sales up 7% y/y).

The bank noted also experienced a positive development in Retail deposits with 2.7% growth q/q and 12.3% y/y. At the same time, due to the difficult situation in the international financial markets and on the Warsaw Stock Exchange a further decrease in the valuation of mutual fund assets was observed, accompanied by continued redemptions of mutual fund units, leading to a 57% decrease of AuM volumes y/y.

Corporate Banking Area

Corporate loans saw a positive trend with +10.9% growth q/q and +17.8% y/y. On the deposit side, Corporate saw a 7.7% growth q/q with positive contributions in both the Core Corporate and Public Sectors.

Achievements of Subsidiaries

Pioneer Pekao TFI S.A.

At the end of 2008, the net asset value of mutual funds under management by Pioneer Pekao TFI SA (a company managed by Pioneer Pekao Investment Management SA in which the bank holds a 49% share), amounted to €2,963 million and was lower by €3,951 million compared with the end of 2007. This decrease was driven by unfavorable market conditions that led to significant decreases of shares and other securities prices and resulted in a reduced valuation of assets under management (the negative impact of valuation amounted roughly €2,013 million in that period) and customer funds withdrawals. At the end of 2008, the company had 1,065 thousand accounts (a decrease of 16.2% during 2008).

Centralny Dom Maklerski Pekao S.A. (CDM)

At the end of 2008, CDM maintained 156,900 investment accounts and its market share was 15.3%. CDM offered online access to investment accounts, allowing its customers to buy and sell all instruments listed on the Warsaw Stock Exchange and on the OTC market through the internet. At the end of 2008, CDM maintained 31,000 online accounts, 4,600 more than at the end of 2007.

In 2008, the company achieved:

- a 20.4% share in the bond trading volume on the Warsaw Stock Exchange;
- a 2.9% share in the stock trading volume on the Warsaw Stock Exchange;
- a 4.2% share in the futures trading volume on the Warsaw Stock Exchange.

In line with the bank's strategy of focusing on retail brokerage services, which are a part of the integrated services offered by the bank to retail clients, CDM, sold to UniCredit CA IB Polska SA a part of the enterprise conducting corporate brokerage and investment banking services. This sale was made pursuant to a sale agreement dated January 28, 2008.

UniCredit Bank Ltd.

UniCredit Bank Ltd. in Ukraine operates in the Ukrainian market as a 100% subsidiary of Bank Pekao SA. It pursues its activity through a network of 61 branches developed as a "green field project" over the past three years, providing services to 139,900 individual customers and roughly 2,300 clients. In 2008, UniCredit Bank Ltd. achieved net profit of €8.5 million with positive revenues and tight cost controls. The bank maintained a sound capital structure with a capital adequacy ratio at 13.06% at the end of 2008.

The bank's loan portfolio is well-diversified and its structure does not indicate significant concentration risks. Its performance was not substantially affected by the deterioration of the macroeconomic environment resulting from the global financial crisis seen in the second half of 2008. The performance of the bank is continuously monitored; in particular, credit risk monitoring procedures were reinforced and the loan granting process was tightened in order to preserve adequate quality in the loan portfolio.

Brief Outlook for 2009

2009

Bank Pekao SA and its subsidiaries operate predominantly in the territory of Poland. Therefore, the bank's performance will be influenced by economic events in Poland and by international events that have an impact on Poland's economy.

Q4 2008 was characterized by a significant economic slowdown in Poland. The forecast indicates that this trend will continue in 2009. Poland's GDP growth rate is expected to decrease. However, the decline will be lower compared with other EU countries – Poland's biggest trade partners. The GDP decrease most probably will result from a slowdown in exports, investment and individual consumption.

In 2009, the expected slowdown of the Polish economy and a decrease in loans and deposit volume may have a negative impact on the banking sector. It will result in a reduction of income and an increased cost of credit risk. The complete offset of these components through the cutting of operating costs may not be possible.

Report on Operations (Continued)
Group Results for 2008 (Continued)

Global Banking Services

The Global Banking Services Area (GBS)[1] serves as the Group's preferred provider for a broad range of services to support the business divisions such as back office, ICT services, loans collection, purchasing, insurance brokering, property management and securities custodian and settlements.

As of December 31, 2008, GBS consisted of the following structures: Group ICT Department, Group Organization & Global Sourcing Department, Banking Services Department, Group Real Estate Department, GBS CEE Globalization Department, Legal Affairs Department, Legal M&A Department, Group Identity and Communications Department, Lifelong Learning Center Department, Security Department, Management Consultancy, Internal Customer Satisfaction, Restructuring Integration and Deputy CEO Staff.

The primary objective of GBS is to provide strategic support for the sustainable growth of UniCredit Group's business and it is based on the following principles:
- customers centricity;
- quality;
- efficiency;
- competence specialization;
- partnership.

GBS generates value for the benefit of Group companies by maximizing the quality and efficiency of services provided by the Parent Company and global service factories, by optimizing internal procedures and the Group's cost structures, and exercising rigorous cost controls through centralized procurement services at the Group level.

In 2008, GBS completed several of its key projects to improve the Group's organization and efficiency, including the integration of IT and Operations for the former Capitalia Group's banks, the centralized management of Non Performing Loans (NPLs) of Capitalia at the Group's specialized company (with results that exceeded expectations in 2008), the rationalization of the Group's property assets and the implementation of the €700 million plan to rationalize costs.

Financial Performance

In 2008, GBS was able to demonstrate its efficiency in cost rationalization and monitoring.

The increase in direct costs, which was equal to +338mn (9,7%) over 2007, reflects the process of integration with the former Capitalia Group companies and the ongoing process of centralizing operations under GBS responsibility in Italy, Germany and Austria. In fact, this area has continued to centralize the operations of all business divisions to the point of directly managing 23% of the costs of these countries.

Neutralizing the insourcing activities impact and the business expansion driven by new ordinary and project (mainly mandatory) activities required by the Business Division, GBS improved by 3% in Direct Costs, beside inflation impact.

The analysis of the trend in staff numbers, which rose by 557 employees, is also a reflection of the above process to centralize operations that were formerly performed by other business divisions.

Information and Communication Technology (ICT)

For ICT services, 2008 was a year characterized by rapid business expansion connected with the insourcing and

(€ million)

GLOBAL BANKING SERVICES DIVISION	2008	2007	CHANGE €M	CHANGE %
Direct Costs	3,813	3,475	338	9.7%

GLOBAL BANKING SERVICES DIVISION	AMOUNTS AS AT 2008	AMOUNTS AS AT 2007	CHANGE NUMBER	CHANGE %
FTE	15,611	15,054	557	3.7%

Direct Costs Composition (%)


7
4
29
44
16
ICT
BO
RE
WO
OTH
16
30
54
Direct expenses - net IC
Staff expenses
Write downs of tangible/ intang assets

1. At its meeting on September 23, 2008, UniCredit Group's Board of Directors, among other things, approved the establishment of the Global Banking Services (GBS) Area, with effect from 1 October.

rationalization of the Group's ICT services, which significantly improved efficiency. In Italy, operations such as credit card and IT license management were centralized. Furthermore, the implementation of the Group's bank operating system (Eurosig) was completed at companies of the former Capitalia Group. In the Austrian group, the company Informations-Technologies Austria GmbH was consolidated proportionately for the first time.

In order to rationalize costs, steps were taken to both strengthen the key role of UGIS in the Group's other operating companies thereby generating significant economies of scale and to implement important integration and consolidation projects aimed at achieving greater efficiency in ICT operations in Austria and Germany.

Global Operations Services

For the Global Operations Services department, 2008 was also a year characterized by a rigorous integration process and the reorganization and centralization of back office operations related primarily to former Capitalia Group companies, including the management of the treasury operations of Banco di Sicilia, Banca di Roma and Bipop Carire, the management of collateral and oversight over mortgage-related matters. The process of centralizing operations led to process synergies that benefited the Group.

In keeping with the principle of centralizing and rationalizing the Group's structure, in 2008 the "One4All" project was launched in the back office area. This project was aimed at creating a single global company for the management of all the Group's back office operations, the benefits from which were already partly seen in 2008.
In addition, through the launch of the "Nearshoring" project, the outsourcing of securities management and the reorganization of processing procedures, a significant reduction of costs was achieved in Austria and Germany.

Real Estate

In 2008, the organizational structure of the Group Real Estate area was finalized, centralizing the responsibility of providing guidance, support and control of the real estate business in order to create value added in Real Estate management.

The downsizing of instrumental space (used for Group needs) to achieve maximum space efficiency and the resulting reduction in cost was a particularly important achievement during the year. This activity made it possible to free up over 180,000 square meters of space in Italy, Germany and Austria, and served as an essential part of the project to improve space efficiency. At the same time, as a result of the project to optimize space, certain of the Group's non-strategic assets were sold in both Austria and Italy.

Furthermore, in Italy, the integration of facilities, people and real estate assets was finalized to include the Capitalia Group (a total of about 6,000 buildings), as was the corresponding harmonization of real estate services provided to customer companies. In addition, in December 2008, the Omicron Plus real estate fund (Fimit SGR segregated account) was formed with the contribution of 72 properties in the amount of about €800 million.

Throughout the Group, initiatives were promoted and implemented to improve the energy efficiency of buildings and the environmental sustainability of business.

Workout

There was considerable business expansion in 2008, which resulted in the centralized management of the entire portfolio of non-performing loans in Italy under GBS and the transfer of collection activities in Germany to the GBS area.

However, despite the immense structural changes in the Italian area due to the complexity and volume of assets moved, costs remained constant since in 2008 the existing GBS structure was able to manage all the assets and non-performing loans of the Capitalia Group.

In fact, the centralized management of the Group's non-performing loans made it possible to improve the recovery process with a resulting impact in terms of the Group's efficiency in 2009.

Finally, it should be noted that additional operations related to the Parent Company were included in the GBS area since they now fall under the responsibility of GBS. This will make it possible to achieve further efficiency in 2009 through the centralization of costs.

Report on Operations (Continued)
Group Results for 2008 (Continued)

Global Banking Services (Continued)

Key Projects in 2008 and Brief Outlook for 2009

2008 GROUP ICT DEPARTMENT

The Group ICT Department, leaded by the Chief Information Officer (CIO), represents the point of reference for guiding and coordinating ICT at Group level.

Following the main activities carried out and addressed by Group ICT during 2008 and implemented by IT Group Companies:

- **Groupwide:**
  - finalization of the plan to converge the Group's IT companies into Global ICT Company (UGIS);
  - achievement of significant results in the area of Groupwide projects to improve risk management at the Group level:
    - GWCK (Group Wide Customer Knowledge): Overview at the Group level of sales data and customer risk exposure (especially business customers) by consolidating the data of the Group's individual legal entities;
    - Group MIS: definition and implementation of an information system with various views (legal entity, division, geographic area and Parent Company) to support the Group's planning and control functions;
    - Data Quality: launch of specific initiatives to increase the quality of data produced by legacy systems, supporting Chief Risk Officer (CRO) and Chief Financial Officer (CFO) functions;
    - Basel II: development of a single platform for rating calculation and risk evaluation;
    - Credit Treasury: architectural integration for credit treasury concerning credit processes and corporate customers (Italian perimeter);
  - launch of multi-year efficiency improvement programs related to the Markets & Investment Banking Division;
  - release of the core part of the Asset Management's single platform for the Pioneer Group;
  - launch of program to consolidate the infrastructures needed to manage the Group's e-mail;
  - launch of a multi-year coordinated program to manage innovation made possible by new IT technologies;
  - launch of the E-Collaboration project to provide tools for effective remote collaboration thereby reducing the need for travel.

- **Italy:**
  - integration of the former Capitalia Group banks on Eurosig, Group's IT platform (Bipop Carire in May, Banca di Roma in August and Banco di Sicilia in October);
  - support for the implementation of the new organizational and territorial structure of UniCredit Group banks in Italy (optimization of the branch network, spin-off/transfer of customers to the relevant banks and geographic redistribution of branches);
  - consolidation of the ICT functions of Capitalia Informatica and Capitalia Solutions into UGIS;
  - sale of 184 branches (over 400,000 customers sold);
  - carve-out of GPM Bipop Carire, Banca di Roma and Banco di Sicilia to the Group's Asset Management company (Pioneer Investments).

- **Germany and Austria:**
  - continuation of the program for the international integration of the Eurosig platform in Germany and Austria;
  - transfer of HVB mainframe to new Group target site (Verona).

- **CEE:**
  - *integration of banks in Poland and Bosnia;*
  - launch of projects to upgrade platforms of the commercial bank in Russia and Ukraine, both of which are based on Oracle's Flexcube solution;
  - launch of multi-year efficiency improvement programs for CEE countries.

2009

Activities in 2009 will be primarily focused on HVB's migration to the Group's IT platform and on the completion of the integration of the Group IT companies, HVB-IS (Germany) and WAVE Solutions (Austria) into UGIS. Other operations that the ICT Group Department will focus on are the program to integrate Bank Austria on the IT platform (to be completed in 2010) and the consolidation of the Bank Austria mainframe at the Group's target site (Verona). In CEE countries, programs will continue to upgrade the commercial bank's platform in Ukraine and Russia, and, in Poland, will be launched the programs for the integration on the Eurosig platform.

During the year, steps will be taken to implement the program to upgrade systems to support the CFO and the Group's governance. This program calls for:

- design and implementation of a Data Warehouse to support CFO processes (legal entity's CFO DWH);
- extension of MIS Group including new reporting for the Retail Division and compliance with changes in new "Profitability Golden Rules" set for the Group;
- expansion of Credit Treasury's pricing model to the Group's main legal entities (HVB and Bank Austria).

Report on Operations (Continued)
Group Results for 2008 (Continued)

Global Banking Services (Continued)

BANKING SERVICES DEPARTMENT

Banking Services is the Parent Company function in charge of strategic and managerial coordination of the Group's companies/structures dedicated to the performance of back office, Workout services and ICT companies.

Three departments operate within the Banking Services Department:
- **Global Operations Services** and **Workout Services** provide specialized functional coordination of the applicable companies/structures with the aim of optimizing operating processes, minimizing overall costs and maximizing operating profit, even if performed for companies outside the Group.
- **Card Payment Solutions** supports international growth plans of the credit card business to achieve cost synergies among countries by unifying current operating models. This unit is responsible for coordinating operations, IT, the development and management of relationships with internal customers in the area of "card processing" at the Group level with respect to debit/credit cards, POS and ATMs.

2008 BACK OFFICE SERVICES

UniCredit Processes & Administration (UPA) operations are performed at 18 different geographic centers, 16 located in Italy and 2 in Romania. In 2008, the Back Office area focused on the integration of the operations of the former Capitalia Group and on the launch of the "One4All" project to create a Global Operations Company for the Group including the back offices in Austria, the Czech Republic, Germany, Italy, Poland and Romania. The strategic goal of the project is to integrate back office operations in all countries where UniCredit Group has a presence and to provide the maximum value to the Group's banks.

Starting from January 1, 2009, UPA changed its corporate name to UniCredit Business Partner. In fact, on that date, the capital increase of UPA went into effect. This increase was reserved for HVB and Bank Austria and was settled in exchange for assets transferred by HVB and for the absolute interest in BA-CA Administration Services GmbH (Vienna) and Banking Transaction Services s.r.o. (Prague) transferred by Bank Austria.

During the year, a project was initiated to open a branch in Poland, where a portion of the near-shoring operations for customer banks in Austria and Germany will be performed.

2009 BACK OFFICE SERVICES

In **2009**, operations projects will be launched with the aim of developing a single operating model that will make it possible to share existing best practices in individual entities involved in the "One4All project," and at the same time, to achieve economies of scale based on an approach by the Competence Center. In addition, there are plans to start up operations of the Polish branch of UniCredit Business Partner.



WORKOUT SERVICES

In 2008, UniCredit Credit Management Bank faced major structural and growth-related implementations resulting from the integration of the former Capitalia Group's Non-Performing Loans (NPLs) adjusting them for the new and larger size of the portfolio managed. As a result, it updated its control and monitoring systems in order to bring them into line with an increasingly complex situation. At the end of the year, UniCredit CMB held just under 1 million positions under management with a gross value of about €37 billion. The overall threshold of €1.8 billion in collections was exceeded, which was well in excess of the result achieved by the two separate companies (UGC and CSJV) in 2007, and over the forecast target in 2008.

During the year, the bank achieved other significant goals:

- completion of the merger by absorption of UniCredit Credit Management Service (formerly CSJV, the main existing loan recovery structure in the Capitalia Group);
- gradual acquisition of assignments to manage the NPLs of former Capitalia Group companies (9 companies for a total of 15 portfolios transferred);
- adjustment of the professionals external networks to support loan management activities (about 2,000 lawyers with active assignments and about 3,000 external professionals supporting out-of-court recovery activities);
- contribution to the establishment of Aspra Finance, which, during the year, gradually took ownership of nearly all UniCredit Group's NPLs, assigning the management of the recovery of such loans to UniCredit CMB;
- increase in the Fitch ratings of the bank to RSS1- and CSS1-, the highest rating for a European service provider. In addition, Standard & Poor's confirmed the "STRONG" rating which is the highest rating in the world;
- ISO 9001 certification obtained.

In order to adjust the control within the areas in which the managed portfolio increased due to the Capitalia integration, steps were taken to enlarge the national territory structure. As of December 31, 2008, there were 21 offices operating in Italy in addition to the first foreign branch in Germany (Munich), which was opened at the beginning of 2008 for the purpose of "exporting" the UniCredit CMB organizational model to other countries in which UniCredit Group operates.



WORKOUT SERVICES

Concerning developments in 2009, there will be a consolidation of assets acquired during the year with a special focus on relationships and processes entertained with the outside network, which will be further rationalized in order to optimize management effectiveness and efficiency.

Report on Operations (Continued)

Group Results for 2008 (Continued)

Global Banking Services (Continued)

2008 ORGANIZATION AND GLOBAL SOURCING DEPARTMENT

The Group's Organization and Global Sourcing Department worked to ensure consistency in the development of the Group's organizational and operating models in terms of business strategies, and to support and improve the quality of services and products offered, including procurement and management costs, both directly, or through the service factories concerned, both with the support of other Parent Company structures (Legal, CRO, CFO, etc.).

The main activities carried out by the Organization Department during the year were as follows:

- revision of Competence Line system;
- simplification of the Parent Company's organizational model and determination of new structure;
- joint design of guidelines for the implementation of the Group's new governance model, which was determined as a part of the Management Corporate Governance Program (MCGP);
- finalization of the Group's and Parent Company's Governance Rules (e.g., MIB Rule Book, which supplements the Parent Company's regulations and governs the operating model for the MIB Division and related committees);
- change in the composition and responsibilities of the Risk Committee in order to adhere to current risk governance guidelines;
- management of MiFID project (preparation of regulations, LE monitoring, preparation for CONSOB meetings, preparation of internal procedures, etc.);
- control of services outsourced to SGSS in the area of securities settlement and custody carried out by former Capitalia Group companies (KPI monitoring, changes in procedures, etc.);
- start-up of the Corporate and Small Business credit risk monitoring process in HVB;
- determination of temporary monitoring credit risks processes, management of NPLs for retail customers of the former Capitalia Group banks;
- definition of organizational set-up for regular monitoring of credit risk for the Bank/Financial Institution segment;
- sizing of structures of the Parent Company and foreign banks with a particular emphasis on cost containment.

During the year, the Cost Management Department concentrated on the following activities:

- definition, implementation and monitoring of the Group's cost reduction program (about €700 million) which affected all major expense categories (e.g., advertising and marketing, travel and consulting);
- expansion of cost management approach to the Group's new legal entities (e.g., Ukraine);
- support provided to Global Sourcing and the Retail Division to achieve synergies resulting from the integration with former Capitalia (e.g., financial reporting, logistics, postal expenses, security).

The goal of Global Sourcing is to optimize products/service costs for the Group, by managing procurement at the global level and leveraging all the Group's capabilities. It serves the legal entities in the most efficient way using a transparent service model based on SLA, ensuring the application of transparent pricing systems, and promoting savings in the cost of purchases made by Group users.
During the year, this area focused on:

- achievement of economic synergies and reduction of FTEs resulting from the Capitalia Group integration;
- achievement of targets in savings, customer satisfaction and adoption of eAuctions;
- involvement of Poland and CEE on core teams, reporting, etc.;
- implementation of eProcurement tools;
- achievement of best price buy ratio > 83% for the purchase of airline tickets;
- permanent control of captive market, especially with the expansion toward that countries where UniCredit Group has a presence;
- expansion and encouragement of non-captive business, which in 2008 represented over 40% of the company's overall revenues;
- strengthening of i-Faber's coverage of the e-purchasing value chain.

2009 ORGANIZATION AND GLOBAL SOURCING DEPARTMENT

The year 2009 will be dedicated to developing and solidifying the goals achieved in 2008 and the start-up of new initiatives.

In the area of organizational models and governance rules, the primary activities will be aimed at implementing the Competence Line model, implementing the governance of Pillar II in the Parent Company and in Group companies in terms of relevant governance and organizational aspects, and revising core processes for controlling credit/market risks, particularly processes concerning major risks.

In line with the other goals of reduction, the Group's operating costs were set due to the difficult economic situation. The main focus of Cost Management operations will be on the definition and implementation of new expense administration processes in the legal entities, in order to improve their transparency and control at the Group level.

In 2009, Global Sourcing intends to implement a standard e-procurement tool, (which must be adopted in major countries) and a tool to analyze expenses. Global Sourcing also plans to increase "e-auction adoption" in major CEE countries.

Report on Operations (Continued)

Group Results for 2008 (Continued)

Global Banking Services (Continued)



GROUP REAL ESTATE DEPARTMENT

Group Real Estate was set up during 2008 to perform the role of guiding, supporting and controlling of the legal entities and functions involved in the real estate business by means of:
- definition of a global strategy of growth / investment / disinvestment for the Group, aimed at creating value from the management of the real estate portfolio;
- promotion and support of cross country projects and innovative initiatives;
- planning and monitoring of investments and space occupation costs;
- definition of guidelines and of technical and operative policies.

Main activities carried out during the year were aimed to:
- pursue maximum space occupational efficiency;
- define an uniform operational model at Group level, for real estate activities;
- decrease Risk Weighted Asset impact for the Group;
- identify and realize initiatives aimed at the energy efficiency of facilities and environmental sustainability.

In **Italy**, the Group **Real Estate** was deeply affected by the Capitalia integration process, both in terms of acquiring the real estate assets held (a portfolio of about 6,000 buildings at the end of 2008) and standardizing the real estate services provided.

In the context of initiatives implemented by the Group to strengthen capital ratios, UniCredit Real Estate launched several rationalization activities of real estate. The most impressive initiative was the contribution to a real estate fund of a portfolio of 72 owned business properties valued at about €800 million.

During the year, this area continued initiatives of space optimization resulting in the initial release of 15 properties, for about 100,000 square meters.

UniCredit Real Estate supported the business during the reorganization of branch networks resulting from Capitalia integration, managing renovation projects and requests to re-assign spaces, layout adjustments and re-branding over 1,000 branches in the network.

Several energy efficiency projects were launched reflecting the strong commitment to the area of sustainability; these projects concerned initiatives aimed at achieving costs savings through a reduction in consumption or improved efficiency of operating processes (improvement of efficiency of data processing centers and improvement of efficiency of heating, air-conditioning and remote control systems) as well as flagship initiatives with significant innovations and positive marketing repercussions (Green Network – a network of "green" branches, the Self-Sustainable Branch, the photovoltaic field in Sicily).

In **Austria**, two major buildings were sold in the center of Vienna.

In relation to these real estate asset sales, DOMUS FM launched the "Location Concept Vienna" project involving the move of over 3,000 employees, in order to deliver the two buildings to the purchaser by the deadlines agreed to. Other space rationalization initiatives were launched with the goal to keep overall costs under control, despite an increase in energy and leasing costs.

In **Germany**, the real estate structure focused on space optimization. Rationalization initiatives produced the consolidation of the spaces used as office in Munich, the release of lease surfaces and to an overall reduction of used spaces.

The strategic project launched in 2008 is the outsourcing of the technical and business side of facility management, as well as all infrastructure services, in the about 1,000 owned and rented buildings used by HVB in Germany to an external service provider.

2009 GROUP REAL ESTATE DEPARTMENT

In 2009, the Group Real Estate Departments strategy will aim at:

- continuous and strong engagement in space optimization;
- operations aimed at capital generation;
- increased focus on innovation and on business environmental sustainability.

Report on Operations (Continued)

Other information

The Business Combination with Capitalia

The process to reorganize the Group, which began in 2007 following the business combination of the former Capitalia Group with UniCredit Group, was completed in 2008. Capitalia's various businesses were brought into line with UniCredit Group's model through:

- the reorganization of the Italian Retail Division into three network banks;
- the transfer of Capitalia's corporate and private banking assets to the respective UniCredit Group divisions;
- the reorganization/integration of asset management, asset gathering, leasing and loan management;
- the reorganization/integration of real estate, IT and back office operations with the completion of IT integration in 2008 (just one year from the business combination);
- sale of branches in compliance with the order issued by the Italian Competition Authority.

The integration was largely completed over a period of just one year in accordance with the obligations assumed by the Group's senior management at the time the Capitalia transaction was presented.
The following section describes the transactions completed and the related procedures used to integrate operations.

Reorganization and Integration of Banking Operations

The integration of banking operations conducted by the former Capitalia Group banks (Banca di Roma, Bipop Carire and Banco di Sicilia) into UniCredit Group was achieved as a part of a broad project to reorganize the operations of the Group's Italian commercial banks. This project called for:

- the retail business to be allocated to 3 new banks with specific regional responsibilities in northern Italy, central and southern Italy and Sicily;
- the private, corporate, mortgage and personal loan businesses to be integrated into UniCredit Private Banking (UPB), UniCredit Corporate Banking (UCCB [formerly UniCredit Banca d'Impresa]), UniCredit Banca per la Casa (UBCasa) and UniCredit Consumer Financing Bank (UCFin [formerly UniCredit Clarima Banca]).

This reorganization was carried out through:

- the business combination of UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia, Bipop Carire and Capitalia Partecipazioni into UniCredit Group effective November 1, 2008;
- the establishment of three new banks headquartered in Bologna, Rome and Palermo respectively;
- UniCredit Group's transfer (effective immediately after the effective date of the above business combination) of the divisions resulting from the business combination of the banks indicated: (i) the retail division to the three new banks noted above; (ii) the private banking and corporate divisions to UPB and UCCB; (iii) mortgages and loans to UBCasa and UCFin; and finally (iv) the property division to UniCredit Real Estate (URE).

BUSINESS COMBINATION OF UNICREDIT BANCA, UNICREDIT BANCA DI ROMA, BANCO DI SICILIA, BIPOP CARIRE AND CAPITALIA PARTECIPAZIONI

UniCredit Group integrated the pre-existing UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia, Bipop Carire and the holding company Capitalia Partecipazioni (all wholly-owned companies) through a business combination. The transaction did not involve an increase in capital of the merging company since it was carried out using a simplified procedure, and thus, with the full elimination of the shares of the wholly-owned companies that were merged. The business combination took effect on November 1, 2008.

THE CREATION OF THREE NEW RETAIL BANKS

For continuity purposes, the three new retail banks were renamed UniCredit Banca (UCB), UniCredit Banca di Roma (BdR) and Banco di Sicilia (BdS), and they have been given local territorial responsibilities (UCB in the North, BdR in central and southern Italy, and BdS in Sicily).

These banks feature a similar service model differentiated by customer segment (households and individuals, personal banking and small business and agencies) and a standard range of products and services.

TRANSFER OF RETAIL, CORPORATE, PRIVATE, MORTGAGE, LENDING AND PROPERTY BUSINESS UNITS

Effective immediately after the above business combination, in keeping with the related businesses, several businesses absorbed by the Parent Company through this combination were transferred. In particular, pursuant to Article 2343 of the Civil Code, UniCredit Group transferred the following business units in payment for the same number of capital increases:

- Retail Northern Italy, which is transferred to UCB: the transfer involves the customers in the Group's retail bank branches located in Val d'Aosta, Piedmont, Liguria, Lombardy, Veneto, Trentino Alto Adige, Friuli Venezia Giulia and Emilia Romagna, as well as customers handled by branches formerly managed by the "Agenzia Tu" Department of UniCredit Banca that are located throughout Italy. The net transfer value of the business division concerned was determined to be €1.6 billion, equal to the capital increase approved last October by UCB.

- Retail Central and Southern Italy to BdR: the transfer involves customers in the Group's retail bank branches located in Tuscany, Umbria, Marche, Latium, Abruzzo, Molise, Sardinia, Campania, Puglia, Basilicata and Calabria, the net transfer value of which was determined to be €1.1 billion, equal to the capital increase approved last October by BdR.
- Retail Sicily to BdS: the transfer involves customers in the Group's retail bank branches located in Sicily as well as the historical branches of Banco di Sicilia located in Milan, Rome and Turin, the net transfer value of which was determined to be €359 million, equal to the capital increase approved last October by BdS.
- The Corporate Division to UCCB: the transfer involves relationships with small and medium-sized companies and larger entities without treasury and cash departments, the net transfer value of which was determined to be €2.5 billion, equal to the capital increase approved last October by UCCB.
- The Private Banking Division to UPB: the transfer involves relationships with individual customers with a high net worth, the net transfer value of which was determined to be €15 million, equal to the capital increase approved last October by UPB.
- The mortgage division to UBCasa: the transfer involves residential mortgages to individuals, the net transfer value of which was determined to be €1.4 billion, equal to the capital increase approved last October by UBCasa;
- The lending division to UCFin: the transfer involves lending relationships (personal loans, special-purpose personal loans, so-called unsecured loans, etc.) of under €100,000, the net transfer value of which was determined to be €175 million, equal to the capital increase approved last October by UCFin.
- The property division to URE: the transfer involves real estate assets, the net transfer value of which was determined to be €2 million, equal to the capital increase approved last October by URE.

New UniCredit Banca, the Retail Bank with Regional Responsibility for Northern Italy

UCB, which is headquartered in Bologna, now has the mission of managing markets in northern Italy (Piedmont, Valle d'Aosta, Liguria, Lombardy, Veneto, Trento Alto Adige, Friuli Venezia Giulia and Emilia Romagna), and at the same time it will manage all specially designed branch offices throughout Italy that are a part of the "Agenzia Tu" business unit, i.e., on the basis of a recently launched project, these branches are dedicated to foreign citizens and to young, so-called "atypical" workers.

UCB has a staff of 20,800 employees spread out among a central management office and 2,571 branches. The strategy pursued by UCB aims to be fully consistent with the unique features of the area managed.

UCB hopes to become the main financial partner of retail customers (households and small businesses) in northern Italy.

The New UniCredit Banca di Roma, the Retail Bank with Regional Responsibility for central and southern Italy

The mission of the BdR, with headquarters in Rome, will be to look after markets in central and southern Italy (Tuscany, Marche, Abruzzo, Umbria, Latium, Molise, Sardinia, Campania, Puglia, Basilicata and Calabria).

The bank has a staff of about 14,100 employees spread among a central management office and 1,533 branches. It hopes to further strengthen and develop local business, social and institutional relationships in the regions of central and southern Italy.

The New Banco di Sicilia, the Retail Bank with Regional Responsibility for Sicily

The mission of BdS, which is headquartered in Palermo, is to look after applicable markets through branches located in Sicily and three branches located in the historic centers of Milan, Rome and Turin.

BdS has a staff of 5,200 employees spread out among a central management office and 435 branches.

As witness to the development of Sicily's economy, the goal of BdS is to contribute in a significant and organized manner to the renovation of its production structure and the needed recovery of productivity and competitiveness.

SALE OF BRANCHES IN COMPLIANCE WITH THE ORDER ISSUED BY THE ITALIAN COMPETITION AUTHORITY (AGCM)

In accordance with commitments made by UniCredit Group to AGCM as a part of the business combination with Capitalia, on November 27, 2008, the sale of 183 branches (including 36 belonging to UCB, 80 to BdR and 67 to BdS) was completed to Banca Popolare di Milano, Credito Emiliano, Banca Popolare dell'Emilia Romagna, Banca Popolare del Mezzogiorno (Banca Popolare dell'Emilia Romagna group), Banca Carige, Banca Popolare dell'Etruria e del Lazio, Banca Agricola Popolare di Ragusa, Banca Popolare S. Angelo, BCC San Giuseppe di Petralia Sottana, BCC di Lercara Friddi, BCC Don

The Business Combination with Capitalia (Continued)

Rizzo – Credito Cooperativo della Sicilia Occidentale, BCC di Sambuca and BCC "G. Toniolo" di San Cataldo (collectively, the "Purchasing Banks").

This sale went into effect on December 1, 2008 and resulted in a net capital gain of about €304 million.

REORGANIZATION OF THE BANKING OPERATIONS OF FINECOBANK

Already a leader in the online trading sector, FinecoBank has taken on the role as the Group's key company in the area of asset gathering.

To achieve this goal, steps were first taken to separate FinecoBank's operations that are no longer considered "core" (operations related to loans against wages and mortgages) and then transfer them to UBCasa and UCFin. Later, the asset gathering operations of UPB and its subsidiary UniCredit Xelion Banca were integrated into FinecoBank. To be specific, steps were taken to:

- transfer to UCFin, through a partial spin-off, the "loans against wages" division of FinecoBank largely consisting of the 100% stake in Fineco Prestiti, which already held the assets in the above sector, as well as the other assets and employees dedicated to managing this business. The transaction went into effect on July 1, 2008;
- transfer to UBCasa, through a partial spin-off, the "mortgage" division of FinecoBank largely consisting of the assets and employees dedicated to the mortgage business including loan balances and the equity investment in Fineco Credit, a wholly-owned subsidiary of FinecoBank that is active in the area of promoting and placing low-interest mortgage loans. The transaction went into effect on July 1, 2008;
- transfer to FinecoBank, through a partial spin-off, the "asset gathering" division of UPB largely consisting of the 100% stake in UniCredit Xelion Banca as well as the assets and employees dedicated to the management of this business.
  The transaction went into effect on July 1, 2008.

Following the effective date of the above partial spin-off of the "asset gathering" division, FinecoBank absorbed UniCredit Xelion Banca effective July 7, 2008.

Integration of the Asset Management Business

The Group was able to strengthen its position as a leader in the asset management sector due to the integration into the Pioneer group of similar operations carried out by companies of the former Capitalia Group. In particular, in order to benefit from the prominence and wide international reputation of the Pioneer brand, the following companies were integrated through business combinations during the year:

- Capitalia Asset Management SGR into Pioneer Investment Management SGR, effective March 29, 2008;
- Capitalia Investimenti Alternativi SGR SpA into Pioneer Alternative Investment Management SGR, effective April 1, 2008;
- Capitalia Investment Management SA (100%) into Pioneer Asset Management SA, Luxembourg, effective April 1, 2008.

In addition, on April 1, 2008, the sale of the "investment management" unit of Bipop Carire, BdR and BdS to Pioneer Investment Management SGR was completed at a total price of €5.7 million.

Reorganization of Business-related Operations (Real Estate, Information Technology and Back Office)

The aim of the reorganization of business-related operations was to maximize economies of scale and ensure full integration of the former Capitalia Group companies into UniCredit Group, thus improving the cost structure of the combined group.

The real estate operations (in addition to the Capitalia operations transferred to URE at the end of 2007), IT and back office operations were centralized respectively at URE (in which the company Capitalia Solutions was also absorbed at the end of 2007), UniCredit Global Information Services (UGIS) and UniCredit Processes & Administration (UPA [currently UniCredit Business Partner]). These companies already operated using a global factory approach for shared services.

Specifically:

- the real estate operations of UniCredit Mediocredito Centrale (MCC) and Immobiliare Piemonte (both wholly-owned by UniCredit Group) were centralized at URE. The former were transferred in a partial spin-off and the latter through a business combination (all with effect on July 1, 2008);
- the IT operations of Capitalia Informatica (wholly owned by UniCredit Group) were centralized at UGIS through UniCredit Group's sale of the Information System business unit in March 2008 for €2.5 million;
- the back-office business of Capitalia Informatica was centralized at UPA, by

means of the business combination of the latter (effective as of 1 April 2008), following the above sale of the "information system" unit to UGIS.

In addition, in 2008 the unification of the IT platforms of former Capitalia banks was achieved through the IT migration to the Eurosig platform (Bipop Carire on May 11, BdR on August 17 and BdS on October 5). This transaction makes it possible to achieve significant operating and development cost synergies and a faster, more streamlined response to market needs including through the standardization of the business model of retail banks.

The Reorganization of Other Operations

MARKETS

In keeping with the Group's organizational design, the "former Capitalia markets" division was sold by UniCredit Group (which, in turn, had acquired this division following the absorption of Capitalia) to the Milan branch of HVB, effective November 1, 2008. This transaction is consistent with the goal of simplifying governance and achieving synergies in the MIB area.

LEASING

The leasing operations of MCC were integrated into Locat (currently UniCredit Leasing) through a partial spin-off of the leasing division. The transaction went into effect on July 1, 2008.

NON-PERFORMING LOANS

During the year, the Group initiated the reorganization of the non-performing loan (NPLs) operations of Capitalia, which, unlike UniCredit Group, managed these assets directly.

Thus, in order to keep these operations separate and not change the organizational model selected by UniCredit Group, a dedicated company was established that is wholly-owned by UniCredit Group, named Aspra Finance, where first the NPLs of Capitalia and then those of the Group were concentrated.

The concentration of these loans at Aspra Finance achieves the following advantages: (i) standard valuation criteria, (ii) the achievement of synergies from centralized management and (iii) improved portfolio management efficiency including through the sale of loan packages.

The non-performing loans acquired by UniCredit Group following the Capitalia integration, as well as the NPL portfolio of the Group's other banks and companies (a total of €19.7 billion gross, and €4.9 billion net, for a total of about 229,000 positions) were then transferred by means of a bulk sale of the legal relationships to Aspra Finance (which in the meantime was recorded in the register of financial brokers pursuant to Art. 107 of the TUB).

In order to allow Aspra Finance to acquire the Group's NPLs, UniCredit Group provided appropriate lines of credit to the subsidiary and subscribed a capital increase of €330 million. In addition, Aspra Finance centralized equity investments being liquidated from Capitalia in order to optimize their management and close them down.

Finally, in the area of companies operating in the loan recovery sector, in February 2008, following the termination of the existing joint venture agreements with Archon (a subsidiary of Goldman Sachs) related to Capitalia Service JV (51% owned by UniCredit Credit Management Bank (UCCMB) and 49% by Archon), UCCMB acquired the stake held (49%) by Archon for a payment of €500,000. At the end of June 2008, UCCMB then absorbed Capitalia Service JV (which in the meantime was renamed UniCredit Credit Management Services).

BANKING OPERATIONS IN LUXEMBOURG AND TRUST OPERATIONS

All operations carried out in Luxembourg were rationalized given the presence in that country of companies of the former Capitalia Group and companies of the UniCredit Group.

In fact, effective February 29, 2008, the sale of the Monte Carlo branch of Capitalia Luxembourg S.A. to Compagnie Monégasque de Banque S.A. was completed, and then, effective July 1, 2008, the business combination of Capitalia Luxembourg SA with UniCredit International Bank (Luxembourg) SA (also a wholly-owned company of UniCredit Group) was finalized.

Also in the "inactive trust" business, in order to strengthen the leading position of Cordusio Fiduciaria, the business combination of Romafides and European Trust with Cordusio Fiduciaria was finalized, effective July 1, 2008.

SECURITIES SERVICES

In March 2008, in keeping with previous transactions in the securities services sector, UniCredit Group finalized the transfer to Société Générale Securities Services ("SGSS") of the clearing and custody, custody bank and fund administration activities acquired following the integration of Capitalia. The total value of the transaction was €195 million including the sale of the stake held by UniCredit Group in Euroclear.

Corporate transactions for rationalization of Group operations

On March 28, 2009, the securities services operation that was transferred to SGSS had assets under custody of €102 billion and assets under administration in Italy and Luxembourg of €22 billion and €5 billion respectively.

Based on the outsourcing agreement entered into by UniCredit Group and SGSS in 2006 following the sale of 2SBanca (currently SGSS) to Société Générale, SGSS became the exclusive supplier of securities services in Italy to the entities concerned of the former Capitalia group. Accordingly, UniCredit Group is proceeding with the rationalization of its "non-core" back office operations thereby optimizing its costs and, at the same time, improving the level of service provided to customers.

In addition to the completion of the process of integration with the Capitalia group described previously, 2008 was the year when initiatives were implemented to create the Group's global factories for services and products, and when the group's operations were rationalised to eliminate overlapping businesses and to achieve greater synergies and cost reductions.

The Group then completed the squeeze-out process for Bayerische Hypo - und Vereinsbank ("HVB") and UniCredit Bank Austria ("BA"), and also carried out new initiatives aimed at external growth.

Reorganization of the Group's ICT and back office operations

Last May, the parent company's board of directors voted to launch two separate projects to centralise the Group's Italian and foreign ICT and back office operations in order to improve the coordination and efficiency of these business support areas and to achieve further economies of scale and scope.

Specifically, the goal of the projects was to create:

- a Global ICT Company that serves as the sole centre for ICT services for the entire Group; UniCredit Global Information Services has been selected as the company to perform this function;
- a Global Back Office Company that provides back office services at the Group level; UniCredit Processes & Administration ("UPA," currently UniCredit Business Partner) has been selected for this function.

Both companies will reinforce the "customer-centric" approach that will be based on regularly surveyed customer satisfaction.

Currently while the final steps of the feasibility study are under way for the project to integrate ICT operations, the project to integrate back office operations has been completed.

CENTRALISATION OF BACK OFFICE OPERATIONS

This project was promoted in order to place all activities of the "operations" area in the Group into a single company (UPA) with the involvement during the first phase of all countries, which, since 2007, have launched significant collaboration programmes in this area: Austria, Germany, Italy, Czech Republic and Romania. There are also plans to rationalise the operations managed in Poland in a second phase.

The goal of this integration was to create a joint operating platform for the Group's banks worldwide that will promote the exchange of key expertise and professional skills. It also aimed to establish a model for action and a single approach with a focus on better risk controls with the proper balance between cost and quality.

To launch the integration, UPA's extraordinary shareholders' meeting approved a capital increase totalling €131.6 million (including €129 million in additional paid-in capital) which was paid for, pursuant to para. 4 of Article 2441 and Article 2343 of the Civil Code, in the amount of €50.8 million by HVB through the transfer of its "Back Office" division and in the amount of €80.8 million by BA through the transfer of its 100% stakes in Administration Services GmbH and Banking Transaction Services s.r.o..

Following the above transaction, which went into effect on January 1, 2009, HVB and BA became shareholders of UPA which was renamed UniCredit Business Partner SpA with stakes of 18.11% and 28.81%

respectively and the remaining 53.08% stake is held by the parent company.

Reorganization of banking and specialized financial operations

COMBINATION OF THE INDIVIDUAL MORTGAGE AND CONSUMER LOAN BUSINESSES AT THE GROUP LEVEL

In order to ensure the best management and coordination of the "production" of medium and long-term loans to individuals and consumer loans, last June the parent company's board of directors approved the launch of a project to combine the operations of UniCredit Consumer Financing ("UCFin") and UniCredit Banca per la Casa ("UBCasa"), which are wholly-owned subsidiaries of UniCredit, into a single entity, UCFin.

The project is consistent with the new integrated management model for the mortgage and consumer loan businesses; this model was launched with the creation of a "household financing department" at the parent company. This approach will encourage the cross-selling of the products concerned and would make it possible to achieve operating synergies, especially in governance functions, as well as greater efficiency than the previous organisational/distribution model with the resulting rationalization of cost structures and simplification of corporate structures.

Last November, the shareholders' meetings of the two companies approved the business combination of UBCasa with UCFin, and the transaction went into effect on January 1, 2009.

Thus, the "new" UCFin, which has been assigned the role as the "global household financing company," will now head these businesses in all markets where the Group operates including countries in Central Eastern Europe (in the latter countries in co-partnership with the respective local banks). More specifically, the company will use its branches (initially in Munich and Warsaw) or joint ventures with local entities to coordinate activities performed abroad.

IMPLEMENTATION OF A NEW MANAGEMENT MODEL FOR LEASING OPERATIONS AT THE GROUP LEVEL

Last June, in an effort to ensure better management and coordination of leasing activities worldwide, the parent company's board of directors approved the launch of a project to implement a new leasing management model through the combination of UniCredit Global Leasing and Locat, which on that date were respectively the leasing sub-holding company and operating company managing business in Italy.

This project concluded with the business combination of UniCredit Global Leasing with Locat and the allocation to the latter (as the operating sub-holding company) of the activities of guiding, coordinating and controlling the business concerned at the Group level in accordance with the parent company's guidelines, as well as directly managing the business in Italy. We believe that this structure will allow for a quicker and easier transition from the organisational/distribution model (characterised by a "non-homogenous" mix of companies located in different countries and overlapping structures) to the new business management model focused on the creation of a global company that is charged with managing the business in a uniform manner, optimising the allocation of resource, and at the same time leveraging the unique features of each country and/or specific business area.

In addition, this approach has laid the foundation for:

- a significant simplification in organisation;
- a simplification of governance and key processes;
- a reduction in the number of legal entities (using, where possible, the model of the sub-holding company's foreign branches), thereby making the organisational structure more streamlined and "flat" and shortening reporting lines;
- a better transfer of best practices to facilitate the exchange of skills in the Group's complex leasing operations (including through the establishment of dedicated "competence centres" managed in a uniform and coordinated manner);
- the ability to take advantage of a commercial strategy based on the "one face to customers" model, which is specifically intended for the segment of vendor agreements and cross-border leasing.

The business combination, which was approved last October by the shareholders' meetings of UniCredit Global Leasing and Locat (which changed its name to UniCredit Leasing), went into effect on January 1, 2009.

As a part of the plan to transfer to UniCredit Global Leasing those equity investments in leasing companies owned by the UniCredit Group and operating in Central Eastern Europe, on April 14, 2008 Locat acquired 5% of the shares of ZAO Locat Leasing Russia which were held by the minority shareholder, Rosno. Following this acquisition, Locat held a total stake of 67%.

In addition, last November transactions to acquire the minority shares of ZAO Locat Leasing Russia were finalised. To be specific, on 9 and October 10, 2008, UniCredit Global Leasing acquired from

Report on Operations (Continued)
Other information (Continued)

Corporate transactions for rationalization of Group operations (Continued)

Finest S.p.A. and Simest S.p.A. respectively the 8.33% and 24.66% stakes held by these companies. Following the above transfers, the shareholder structure of the company concerned was configured as follows: Locat S.p.A. with a 67% stake and UniCredit Global Leasing with a 33% stake. Thus, upon the conclusion of the business combination of Locat and UniCredit Global Leasing, the company became the wholly-owned subsidiary of the resulting UniCredit Leasing.

REORGANIZATION OF BA'S MARKETS AND INVESTMENT BANKING (MIB) OPERATIONS, OF THE COMPANIES OPERATING IN CENTRAL EASTERN EUROPE (CEE) AND TURKISH OPERATIONS

In 2008, the first phase of the project to reorganise all the Group's investment banking operations was implemented. This project involved the investment banking operations of BA and companies operating in Central Eastern Europe (CEE).

To be specific, the trading operations of BA (through the spin-off of the division covering these operations) and the equity investments held by BA in investment banking operating companies in various CEE countries were centralised under a single vehicle company called UniCredit CAIB AG (wholly-owned by BA through UniCredit CA IB Beteiligungs AG).

In addition, last September UniCredit CAIB AG was absorbed by its direct parent company, UniCredit CA IB Beteiligungs AG, which, by virtue of the business combination, now carries out banking operations.

By the second quarter of the current year, it is projected that UniCredit CA IB Beteiligungs AG will be integrated in HVB through (i) BA's sale of the equity investment held in the former to HVB and (ii) its subsequent transformation into an Austrian branch of HVB.

In May, the parent company's board of directors approved the following measures in order to reorganise investment banking activities in Turkey and to generate critical mass, create a single point of contact with customers and achieve synergies:

- the concentration of several business lines of the MIB division in Turkey (initially institutional equities, proprietary equity trading and market making, research, M&A advisory business and corporate finance, and investment banking origination) into a new company owned by Koç Financial Hizmetler A.Ş. (KFS), the new 50-50 joint venture between the UniCredit Group and the Koç Group. This area includes (i) the business with institutional customers that is currently carried out by Yapi Kredi Yatirim Menkul Degerler A.Ş. (Yapi Yatirim), the subsidiary investment bank of Yapi Ve Kredi Bankasi A.S. ("YKB," which is in turn a subsidiary of KFH) and (ii) several Turkish businesses of HVB and BA that are currently handled by the representative offices of HVB and UniCredit CAIB.
- The acquisition of a Turkish brokerage house by KFS that is to be used as a platform for the creation of the above subsidiary.

Since institutional and large corporate customers need specialised products and services, it was deemed appropriate to concentrate institutional brokerage activities into an ad hoc company separate from the retail business. In order to facilitate the coordination of this company with UniCredit and to make the best use of UniCredit's network and capabilities, the new specialised company will be owned directly by KFS and not Yapi Yatirim, thereby making it possible to use the UniCredit MIB brand and to take advantage of the managerial support provided by this Group division.

The creation of a specialised investment banking vehicle company owned by KFS will make it possible to leverage the overall product knowledge of the MIB division in combination with the branch network and customer base of YKB in Turkey. In addition, the combination of Yapi Yatirim's local expertise in Turkish securities markets, the global distribution platform and access to international investors by UniCredit's MIB division would make it possible for UniCredit to strengthen its position in the Turkish banking market.

The entire project should be finalised by the end of 2009.

REORGANIZATION OF THE OPERATIONS OF UNICREDIT MEDIOCREDITO CENTRALE S.P.A. (MCC)

Within the UniCredit Group, MCC is the main area that looks after the public sector, but there are other operations spread among other Group entities. Concentrating all operations with the public sector at MCC will promote relationships with customers based on clarity, stability and trust and will maximise the development of intra-group operating synergies through the concentration of highly specialised skills and expertise. In its role MCC will develop:

- the management and administration of government incentives provided to businesses;
- project finance (in coordination with the MIB division), which will affect Italy and other countries in the Mediterranean area if appropriate;
- loans, banking and consulting services for the public sector.

In addition to the above segments are structured trade and export finance in

Italy (STEF), which will be carried out in coordination with the Corporate Division.

The reorganization project encompasses several phases, the first of which has already been completed with the business combination of the project finance operations of UniCredit Infrastrutture with MCC.

The best solutions are being evaluated for the completion of the overall reorganization project.

SQUEEZE-OUT OF BA AND HVB

During the year the squeeze-out of ordinary BA and HVB shares held by minority shareholders was completed. In particular:
- with regard to the BA squeeze-out, the procedure was concluded on May 21, 2008 with the recording at the Vienna Company Register;
- with regard to the HVB squeeze-out, the procedure was concluded on September 15, 2008, with the recording at the Munich Company Register;

However, there are still procedures under way to verify the price paid for the squeeze-out. These procedures were initiated by several shareholders at both BA and HVB and challenge shareholder meeting resolutions. For further details see Notes to Financial Statements, Part E Section 4, paragraph "Legal risks."

New Group initiatives abroad

THE UNICREDIT BANK AUSTRIA CONGLOMERATE

JSCB Ukrsotsbank (USB)

On January 23, 2008, the subsidiary BA finalised the acquisition of 94.2% of JSCB Ukrsotsbank ("USB"), the fourth largest bank in Ukraine in terms of loans to customers and deposits, listed on the Ukrainian Stock Exchange. Originally USB's operations were mainly focused on the local corporate and SME sectors, but recently the focus has shifted to the retail area. The bank currently intends to further diversify its business in the areas of asset management, financial consulting and pension funds. As at December 31, 2008, USB had a distribution network of 472 branches and managed assets totalling about €4.5 billion. BA's investment totalled €1,599 million.

In July 2008 USB implemented a capital increase totalling UAH 750 million (about €100 million) in order to support USB's projected growth and to keep the capital adequacy ratio in line with the requirements of local Ukrainian regulations. BA's outlay in relation to the above transaction totalled about €94 million and the total stake held (directly and indirectly) in USB is 94.5% of capital.

JSC ATF Bank (ATF)

Following the cancellation of the emergency order issued by the competent Kazak court at the request of a minority shareholder, in April 2008 BA completed the compulsory takeover that was originally launched on November 17, 2007.
Through this offer, the capital increases subscribed by BA last March and May and other market purchases, BA increased its stake in ATF from 94.7% to 99.6% (specifically, 99.9% of ordinary shares and 99.0% of preferred shares). The investment for the above totalled €1,898 million.

The Pioneer Conglomerate

Joint Venture in India

In order to take advantage of business opportunities in India, at the end of June 2008 Pioneer Global Asset Management ("PGAM") purchased a 51% stake in the share capital of BOB Asset Management Company Ltd (currently Baroda Pioneer Asset Management Company Ltd) with a total outlay of about €14 million. This transaction falls under the partnership agreement entered into in October 2007 with Bank of Baroda, the fourth largest national bank in India with over 2,700 branches in the country and over 29 million customers.

PGAM's contribution to the joint venture was its expertise in terms of products, investment processes, marketing strategies and professionalism (the hiring of staff and related training), while Bank of Baroda contributed its knowledge of the local market and customers, a sales force consisting of the bank's distribution network and the ability of the latter to interact with the competent authorities.

OTHER GROUP INITIATIVES ABROAD

ZAO UniCredit Bank (formerly IMB Bank)

Last May, ZAO UniCredit Bank (wholly-owned by UniCredit Bank Austria) carried out a capital increase of 7.6 billion roubles (equal to about €207 million) which was fully subscribed by UniCredit Bank Austria.

The capital increase allowed the subsidiary to adhere to the capitalisation requirements set by the regulations of Russian regulatory authorities and will make it easier to achieve the Russian bank's ambitious growth plans. It will also further strengthen

Corporate transactions for rationalization of Group operations (Continued)

the retail and SME business and facilitate the expansion of its network.

Koç Financial Hizmetler AS / Yapi ve Kredi Bankasi AS
Both Koç Finansal Hizmetler A.S ("KFS") and its subsidiary Yapi ve Kredi Bankasi A.S. ("YKB"), the fourth largest private bank in Turkey in terms of total assets, approved transactions to increase their capital base in order to meet minimum regulatory requirements and support growth plans.

To be specific, last May, the shareholders' meeting of KFS approved a capital increase of YTL 500 million which was finalised at the end of August with contributions by BA and the Koç group in equal measures (each with YTL 250 million equal to about €130 million).

With regard to YKB, in April 2008 the shareholders' meeting voted to grant the board of directors the option to increase capital up to YTL 5 billion, including in several tranches, over a period of up to five years. Last May, YKB's board of directors exercised this option and approved a capital increase in the amount of YTL 920 million which was completed last December with the subscription by the parent company KFS of its applicable share (81.79%) in addition to a fractional share of the unsubscribed amount for an overall outlay of about YTL 753 million (about €356 million). After this transaction, KFS's stake in YKB rose to 81.80%.

The capital increase will allow the YKB group (i) to consistently keep the capital adequacy ratio above the regulatory limit; (ii) to adequately meet the new regulatory requirements; (iii) to confirm and support the group's commitment to achieve better-than-market performance and to continue its branch expansion plan.

UniCredit Bank d.d.
On February 29, 2008, the integration of banks operating in Bosnia Herzegovina was completed: UniCredit Zagrebacka Banka d.d. and HVB Central Profit Banka d.d.. The bank resulting from the combination was renamed UniCredit Bank d.d..

UniCredit Consumer Financing SA
Last August, a new company was established in Bucharest called UniCredit Consumer Financing SA ("UCFin Romania") with share capital of €5.39 million. It is 65% owned by UCFin (a wholly-owned company of the parent company that operates, among other areas, in consumer lending) and 35% owned by UniCredit Tiriac Bank SA ("UCT", a local bank in which BA has a 55.21% stake).

UCFin Romania will develop process and oversee all the Group's operations in the consumer credit market in Romania and will act as the "product factory" for the UCT network in the area of all consumer credit products using as a model the positive cooperation experience developed between UCFin and UniCredit Bulbank in Bulgaria.

At the same time, the newly established company will develop direct sales channels for loans through points of sale (POS financing) and car loans (car financing) at automobile dealers, which are expected to generate significant business volume and new customers for UCT.

Bank Pekao SA
On December 11, 2008, the Polish Treasury Ministry (the "Treasury") and UniCredit signed a revision to the agreement dated September 2, 2008. Based on this revision, the Treasury and UniCredit decided to waive their respective put and call options related to the Treasury's 3.95% stake in Bank Pekao. In relation to the Treasury's waiver of the put option, UniCredit agreed to make a payment to the Treasury totalling PLN 300 million (about €78 million) and to assign a put spread option that will be settled in cash with respect to the equity investment concerned.

Agreement with NewSmith Capital Partners
On July 2, 2008, UniCredit reached a strategic agreement with NewSmith Capital Partners LLP, an independent partnership heading the group with the same name (NewSmith), which specialises in asset management services. It also has proven consulting experience in the areas of structured finance and debt.
The agreement was aimed at obtaining this company's credit advisory business.
The final details of the transaction are currently being worked out.

Transactions to dispose of non-strategic equity investments/operations

FOREIGN OPERATIONS

Bank BPH SA
On June 17, 2008, UniCredit completed the sale of a majority interest in Bank BPH to GE Money Bank, the Polish bank that is a part of the consumer credit division of General Electric.

Pursuant to the agreements signed, the parent company transferred the 65.9% majority interest (compared to the 71.03% overall stake held) through the sale of 100% of the share capital of HoldCo77 B.V. (a Dutch-registered special-purpose vehicle company to which UniCredit had previously transferred its majority interest in BPH) for a cash payment of €538 million, which generated a consolidated capital gain of 31.3 million.

As a part of the same transaction, last June 18, CABET Holding, a wholly-owned subsidiary of BA, sold its 49.9% stake in BPH TFI (a company active in the asset management segment that is owned by Bank BPH) to General Electric Capital Corporation for a cash payment of €95 million, which generated a consolidated capital gain of 76.1 million.

The parent company's sale of the stake in Bank BPH was the last step to achieve full compliance with the agreement signed on April 19, 2006 between the Polish Treasury Ministry and UniCredit.

With regard to the remaining stake of approximately 5.1% held in Bank BPH, UniCredit has not signed an agreement with GE Money Bank regarding the management of the latter bank since this investment is merely of a financial nature.

Attijariwafa Bank

Last November, the parent company sold the 2.06% stake held in Attijariwafa Bank (a Moroccan bank listed in Casablanca generating a capital gain of €83.2 million.

Mastercard Inc.

During the year, several UniCredit Group companies sold shares held in Mastercard Inc. generating a total capital gain of about €42,3 million.

Profit participation rights in B&C Holding GmbH

On December 30, 2008, the Group reached an agreement with B&C Privatstiftung (a private foundation under Austrian law, which was established in 2000 by BA in order to separate the banking from the industrial business) for the sale of profit participation rights ("PPR") held by BA in B&C Holding GmbH, the holding company of industrial equity investments owned by B&C Privatstiftung which holds its voting rights. The sale of PPRs occurred at a value of about €1.1 billion resulting in a net positive impact at the consolidated level of about €232 million.

OPERATIONS IN ITALY

RCS Mediagroup SpA

In January of 2008, the subsidiary Capitalia Partecipazioni (a company absorbed into the parent company last November) finalized the sale of a 2.05% stake in the ordinary capital of RCS Mediagroup, which was tied to the shareholders' agreement with right of first refusal and a consultation agreement, to other participants in the agreement. The sale was at a total price of about €48.1 million with an individual capital loss of about €9 million.
However, on a consolidated basis, the transaction resulted in a capital loss of about €12.1 million.

Edipower SpA

In January 2008, UniCredit finalised the sale of the 10% stake held in Edipower for a total price of about €277.6 million resulting in a positive impact of €1million on the consolidated income statement.

Communication Valley SpA

In March 2008, Kyneste, a wholly-owned subsidiary of the parent company that manages and provides ICT platforms, sold the 100% stake held in Communication Valley S.p.A. (a company specialising in IT managed security) to the Reply Group.

The sale was at a total price of 15.8 million, with a consolidated capital gain of 14.1 million.

UniCredit will continue to use the specialised services of Communication Valley.

FIMIT - Fondi Immobiliari Italiani SGR SpA

On June 30, 2008, the parent company sold its entire 51.55% stake in the subsidiary FIMIT to a group of institutional investors (IFIM, ENPALS, LBREP III FIMIT Sarl and INARCASSA) at an overall price of about €55.2 million resulting in a consolidated capital gain of €25.2 million.

Speed SpA

In March 2008, the subsidiary UniCredit Merchant (formerly Capitalia Merchant) sold its 19.19% stake in Speed SpA (a company holding a 39% stake in Pirelli Tyre in its portfolio) to the Pirelli Group at a total price of €83.3 million generating a consolidated capital gain of €19.4 million.

UniCredit Broker SpA

Last November, UniCredit and AON entered into an international partnership agreement to manage and broker banking risks and mandatory insurance policies of UniCredit Group employees.
AON, which is an international leader in this sector and has a substantial international network and proven experience and skills in the financial institutions area, will therefore become the broker of choice for insurance brokerage operations of the UniCredit Group.

Pursuant to this agreement, during last February the subsidiary UniCredit Broker (an insurance brokerage) and its portfolio of premiums was sold to AON Italia, at a total price of 11.2 million.

This transaction also calls for the establishment of a partnership between the two groups aimed at developing risk management programmes dedicated to UniCredit Corporate Banking customers throughout Italy.

Corporate transactions for rationalization of Group operations (Continued)

Centrale dei Bilanci SpA

On December 23, 2008, UniCredit and the other main shareholders of Centrale dei Bilanci ("CeBi") (Intesa Sanpaolo (24.7%), MPS (12.6%), Banco Popolare (10.8%), Banca d'Italia (9.0%), BNL - Gruppo BNP Paribas (7.0%) and UBI (5.0%)) finalised the sale of about 92% of the capital of CeBi to Bain Capital and Clessidra SGR. CeBi in turn owns 85% of the capital of Cerved Business Information, a leading business information company in Italy.

The price offered by Bain Capital and Clessidra SGR was €535 million (enterprise value of 100% of CeBi). The sale of the 22.8% stake held by UniCredit generated a consolidated capital gain of about €94 million.

Atlantia SpA

On December 30, 2008, Corporate Partecipazioni, a subsidiary through UniCredit Corporate Banking, sold 3.34% of the listed company Atlantia (the main Italian expressway operator) to Sopela Beteiligungsverwaltungs GmbH, a company that is wholly held and owned by AABAR Investment Company PJSC of Abu Dhabi, for the total equivalent amount of about €248 million. The sale generated a net capital gain of about €156 million at the consolidated level.

Rationalization of the Group's real estate assets

In keeping with the goals of enhancing and rationalising the Group's real estate assets, on December 30, 2008 UniCredit Real Estate ("URE") completed its contribution to a closed-end real estate mutual fund under Italian law reserved for qualified investors called Omicron Plus Immobiliare and managed by FIMIT Sgr. The contribution consisted of a portfolio of 72 business properties (54 branches, 1 office and 17 mixed properties) used as office space, bank branches, for business purposes and/or leased to commercial banks and to companies owned by the UniCredit Group. The market value of the properties was determined by Real Estate Advisory Group ("REAG") as an independent expert for the fund (pursuant to Art. 12-bis, para. 3, clause a) of Ministerial Decree 228/1999).

The value of the fund contribution was €799 million, which, net of debt incurred, resulted in a total share value of €323 million. Sixty-two percent of shares were placed with institutional investors (in the amount of €200 million), while the remaining 38% of shares (€123 million) were kept by URE with the expectation of selling a further 5% to institutional investors by the end of the first half of 2009.

The sale of shares to institutional investors resulted in a capital gain in relation to the portion sold in the fourth quarter of 2008, which, adjusted for the tax effect, was €280 million with a positive impact of about 5 basis points on the Group's core Tier 1 ratio.

The fund will have a term of 15 years and will feature a stable income-generating portfolio over the long term secured by a long-term lease entered into by the fund with URE. To be specific, the lease has a term of 18 years, which is renewable for a further 6 years, with features that give the UniCredit Group the flexibility needed to run its sales network. In fact, the lease provides the UniCredit Group with the right to make the first offer on several specific properties which the group considers to be strategic and the right of first refusal on all properties to be disposed. In addition, FIMIT and URE (or other UniCredit Group companies) are to enter into appropriate service contracts (facility and property management) related to the management of these properties.

Steps to strengthen capital

By a resolution passed on October 5, 2008, UniCredit's Board of Directors approved a plan of measures aimed at strengthening UniCredit's capital for the specific purpose of increasing dividend-paying capital in a total amount of up to €3 billion through the issuance of new ordinary shares offered as an option to shareholders pursuant to paragraphs one, two and three of Article 2441 of the Civil Code. In light of the highly volatile market environment, in order to ensure a good outcome for the capital increase, Mediobanca has linked the placement of equity-linked instruments convertible to UniCredit shares (so-called CASHES) to this increase.

As a part of the same plan to strengthen the Group's capital, at the same meeting the Board of Directors also expressed its intention to propose to the shareholders' meeting called to approve the 2008 financial statements to pay a dividend in the form of the allocation of new UniCredit shares in a total amount estimated at €3.6 billion (so-called scrip dividends).

Capital increase pursuant to paragraphs one, two and three of Article 2441 of the Civil Code

Reasons for the transaction

As noted above, the transaction to increase dividend-paying capital is a part of the broader plan to strengthen the Group's position in a highly volatile and uncertain market environment with the intention of reassuring stakeholders, customers and the market in general that the Group is strong.

By accelerating the process of strengthening the Group's capital, the capital increase was also carried out to support the implementation of the Group's 2008-2010 business plan in the context of achieving the strategic goals set.

As previously indicated, the transaction meets the primary objective of increasing UniCredit's capital base, however, even though it generates a positive cash flow at the time the capital increase is finalised, it has only a marginal impact on the Group's overall cash position given the large scale of the consolidated financial statements. Taking into account the issuance of the CASHES in connection with the capital increase and the related usufruct and swap contracts entered into with Mediobanca, in its letter of December 30, 2008 Banca d'Italia indicated that it could find no reason for not including the funds generated from the issuance of the shares sold in connection with the capital increase in the calculation of Core Tier 1 capital.

Details and timing of the transaction

On November 14, 2008, at the request of the Board of Directors, an extraordinary meeting of UniCredit's shareholders approved a dividend-paying capital increase, to be carried out in whole or in part, in an amount of up to €3 billion through the issuance of up to 973,078,170 ordinary shares with a nominal value of €0.50 each with regular dividend entitlement (January 1, 2008).

In exercising the powers granted to him by the shareholders' meeting, the CEO set the number of new ordinary UniCredit shares to be issued to implement the capital increase at 972,225,376. Thus, the allocation ratio was set at 4 new ordinary UniCredit shares for every 55 shares held. Thus, the value of the offering, including additional paid-in capital was €2,997,370,834.21.
On December 23, 2008, CONSOB authorised the publication of the prospectus for the offering in the form of an option and authorised the listing of the ordinary UniCredit shares resulting from the capital increase on the MTA (automated stock market system) of Borsa Italiana, the Frankfurt Stock Exchange and the Warsaw Stock Exchange.

The new shares were offered as an option to UniCredit's ordinary and savings shareholders from 5 to 23 January 2009 pursuant to paragraphs one, two and three of Article 2441 of the Civil Code at a unit issuance price of €3.083 per share (corresponding to the reference price for ordinary UniCredit shares at the end of trading of the MTA of Borsa Italiana on 3 October 2008) including €2.583 of additional paid-in capital. At the end of the option exercise period, 4,647,192 new ordinary UniCredit shares were subscribed (equal to 0.48% of the shares included in the offering in the form of an option).

The unexercised options (13,304,200,034 options) were later offered by UniCredit on the MTA of Borsa Italiana at trading sessions on 9, 10, 11, 12 and 13 February 2009 pursuant to the third paragraph of Article 2441 of the Civil Code, but none of them was purchased. The capital increase was secured by the obligation, which was assumed by Mediobanca pursuant to a security agreement entered into on December 23, 2008, to underwrite the number of newly issued shares corresponding to any options remaining unexercised even after the offering of unexercised options on the stock exchange pursuant to the third paragraph of Article 2441 of the Civil Code, in the amount of the total capital increase.

Based on the above, Mediobanca underwrote 967,578,184 ordinary UniCredit shares on February 23, 2009. The shares, which were underwritten by Mediocredito in this manner, and which, on the basis of the agreements, may be allocated as necessary to a third-party custodian bank chosen by Mediobanca (the "Custodian Bank"), were used (by an outside entity (the Bank of New York (Luxembourg) SA, "Bank of New York SA") to

Steps to strengthen capital (Continued)

service an issue of equity-linked instruments maturing in 2050 and convertible to ordinary UniCredit shares (the so-called CASHES).

Features of the CASHES

CASHES are financial instruments convertible to ordinary UniCredit shares based on a conversion ratio set at the time of issuance (adjustments may be made during the life of the loan to take into account extraordinary events, such as business combinations, capital increases etc., in accordance with rules based on procedures related to convertible financial instruments). The exercise price of the conversion option incorporated in the CASHES (subject to the above adjustments) is equal to the reference price (€3.083) of ordinary UniCredit shares at the end of trading of the MTA of Borsa Italiana reported on October 3, 2008.

Conversion may occur at any time at the request of the investor, but no sooner than 40 days from the issuance date. However, conversion will be automatic, inter alia, under the following circumstances:

- if, seven years from the issuance date, the market price for UniCredit shares over a period of 30 consecutive trading days exceeds, for at least 20 days, an amount equal to 150% of the CASHES subscription price;
- if UniCredit's overall capital requirement on a consolidated basis falls below the 5% threshold (or another threshold specified, from time to time, in bank regulatory provisions for the purposes of absorbing the losses in innovative equity instruments);
- in the event UniCredit breaches the payment obligations assumed in connection with the usufruct contract;
- in the event of the insolvency or liquidation of UniCredit;
- in the event of the insolvency or liquidation of Mediobanca (or the Custodian Bank).

The new shares that serve as the underlying asset for the CASHES are subject to a usufruct contract between UniCredit and Mediobanca entered into on February 23, 2009. Pursuant to this contract, while the residuary right of ownership for the above shares rests with Mediobanca, the dividend entitlement to those shares as well as voting rights remain with UniCredit. As a result, in a manner similar to the provisions regulating treasury shares, UniCredit may not exercise voting rights (which will, therefore, remain suspended until the conversion of the CASHES or, if there is no conversion, for the entire thirty-year term of the usufruct) and the dividend will be for the benefit of the other shareholders. As consideration for the usufruct, UniCredit will pay Mediobanca (or the Custodian Bank) an annual fee payable quarterly equal to 3-month Euribor plus a spread of 450 bp applied to the nominal value of the CASHES. The payment of the fee will be due if cash dividends are distributed in relation to the UniCredit shares and if there are distributable profits reported in the consolidated financial statements for the previous year. This fee will be used by Mediobanca (or the Custodian Bank) to make payments through Bank of New York SA in relation to the CASHES; in fact, these instruments grant the right to the payment of interest quarterly. The right of usufruct granted to UniCredit shall remain in effect until the conversion of the CASHES, or, in the event of no conversion, for a period of up to thirty years. Starting in the thirtieth year, if the usufruct contract is not renewed (and if the CASHES are not converted), UniCredit will have the right to receive from Mediobanca (or the Custodian Bank) an amount equal to the net dividends related to the shares used to service the CASHES issue on the basis of a swap contract entered into with Mediobanca, also on February 23, 2009.

The placement of CASHES was completed in February 2009. As a part of the private placement process, Mediobanca placed the CASHES with several institutional investors in an overall amount of €2,983,000,000, which largely corresponds to the value of the shares subscribed by Mediobanca and used to service the CASHES issue.

Free increase in share capital pursuant to article 2442 of the Civil Code

As part of measures to strengthen the company's capital base, at the time the distribution of 2008 profits was approved, a proposal was made concerning the establishment of a specific "reserve for allocating profits to shareholders through the issuance of new free shares".
This reserve will be allocated to share capital in relation to a proposed free increase in share capital pursuant to Article 2442 of the Civil Code through the issuance of 4.821.213.831 ordinary shares and 4.341.310 savings shares with a nominal value of €0.50 for a total nominal amount of €2.412.777.570,50.
It is proposed that the new shares will be issued in the following proportions:

- 13 ordinary shares for every 36 ordinary shares held, with the exception of 476,000 ordinary treasury shares held and 967,564,061 ordinary shares underwritten by Mediobanca - Banca di credito finanziario SpA and used to support the issuance of the CASHES financial instruments; both UniCredit and Mediobanca have waived the right to the assignment (Mediobanca pursuant to the usufruct agreement signed on 23rd February 2009);
- 1 savings share for every 5 savings shares held.

Subsequent Events

Measures to strengthen the equity of JSCB and ATF

In order to allow the subsidiaries JSCB Ukrsotsbank and JSC ATF Bank (in which UniCredit Bank Austria holds stakes of 94.47% and 99.60% - directly and indirectly) respectively in share capital - to comply with the request of the Central Bank of Ukraine and the Kazak Supervisory Authority connected with the current financial situation of the two countries and to cover additional possible capital requirements, last February the parent company's Board of Directors approved measures to strengthen the equity of:

- JSCB in an amount of up to €100 million (about UAH 1,015 million) including UAH 500 million as a capital increase to be implemented by the end of the second quarter of 2009;
- ATF in an amount of up to €150 million (about KZT 29 billion) through a capital increase to be implemented by the end of April 2009.

Following conversion of preferred shares - effective from March 4, 2009 - BA holds the 99.7% of ATF capital.

Governement capital instruments aimed at supporting the economy

The Board of Directors of March 17, 2008, with the aim of further strengthening the existing policy of strong support to the economy and in order to align the Group to the European competitive context, where the major banks have already applied for or received comparable instruments, mandated the CEO to negotiate the terms and conditions related to the issuance of Government capital instruments for an amount of up to Euro 4 billion. Such instruments will be made available for subscription by the Finance Ministry in Austria, by the Economy and Finance Ministry in Italy and by third party investors.

Report on Operations (Continued)

Outlook

European banking systems will continue to suffer from the effects of the financial crisis during 2009. The recession will have a significant impact on bank profits throughout the year, with a slowdown in the demand for credit, especially from companies, which have already significantly scaled down investment plans, and with the worsening of customer credit quality. With less disposable income, the demand for mortgages from families will also continue to fall; many countries in the eurozone were already seeing negative growth in demand in the latter part of 2008. The expected slowdown in lending volumes will be accompanied by a reduction in the interest margin (the difference between the interest on loans and the interest on deposits), as the monetary slowdown affecting all the major world economies since the summer of 2008 persists.

During the last part of 2008, indicators relating specifically to Central and Eastern Europe suggested that many countries would see growth rates well below zero in 2009, although a gradual recovery is anticipated in the second half.

The interest margin will make a negative contribution to bank profits in 2009, a factor only partially offset by a relative, if small, recovery in the margin from services brought about by a correction in the stock markets expected in the second half, when the US should start to see the first signs of recovery.

In the current exceptionally grave market conditions, the Group reaffirms its determination to continue to implement the strategies already adopted in 2008. Of these the top priority is strengthening our capital base. In this regard we have already noted the rights issue decided in November 2008 and the Parent Company's Board's decision to increase the capital of the two banks controlled respectively in Ukraine and Kazakhstan[1]. The Group is also strongly committed to strengthening its position through the identification of further efficiency gains in the cost structure in order to offset any possible earnings shortfall arising from a continuance of the current market crisis.

In 2009, the Group will complete the initiatives already underway and take further steps to improve its capital ratios, should a worsening of the crisis require this. With regard to the continuity of our business strategy, as well as completing the rationalization of the cost structure and intercompany services, we will further strengthen our commercial banking franchise at the service of our customers, having regard to the specific characteristics of each market in which we operate.

Milan, 17 March 2009

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO

1. JSCB Ukrsotsbank in Ukraine and JSC ATF Bank in Kazakhstan.

«After 26 years working for the Group, I thought I had seen everything. Then came 2008, which was the most professionally challenging year ever.
I have seen the dynamism of the Group and its workforce.
I know we can rise to the challenge.
I know our commitment.
I know our strength.
I know the best is yet to come.»

Tony Hall
United Kingdom



Report on Operations (Continued)

Outlook

«A client started up an international business venture, but he was worried about how to manage all his banking activities from Italy. In just a couple of days, we had gotten in touch with our colleagues in Germany and Austria and we had set up what was needed. Professionalism and an international network are our values for business sustainability.»

Marco Scarrico
Italy



Corporate Governance

Governance organizational structure

Introduction

The overall corporate governance structure of UniCredit, meaning the system of rules and procedures that serve as guidelines for the conduct of the corporate bodies in carrying out their duties to their stakeholders, has been defined in consideration of the applicable laws and the recommendations included in the Corporate Governance Code issued by Borsa Italiana S.p.A. in March 2006 (the "Code"). The Code was written with the goal of increasing the clarity of responsibilities and roles, such as those of independent directors and the Board's internal committees, and its content was improved as a result of acquired experience during recent years. Moreover, as a bank, UniCredit is subject to the laws and regulations dictated by Banca d'Italia and, specifically with regard to corporate governance, to the specific regulations of the "Provisions concerning the Supervision of the Organisation and Corporate Governance of Banks" published in 2008.

Since 2001 UniCredit has published the "Report on Corporate Governance" annually and presented it to its shareholders through the preparation of a special report (based on the principle of comply or explain) for its shareholders, institutional and non-institutional investors and Borsa Italiana, in which it provides appropriate information on its corporate governance system.

In the context of the continuing changes in EU and domestic laws and in international best practices in general, Borsa Italiana has decided to update the corporate governance principles and in March 2006 issued a new version of the Corporate Governance Code, which UniCredit approved in its Board resolution of 19 December 2006.

In the light of the provisions contained in the Code and based on the format of the Report on Corporate Governance provided by Borsa Italiana in February 2008, the "Report on Corporate Governance" was prepared pursuant to Legislative Decree No. 58 of 24 February 1998 (the "TUF"), the CONSOB Issuer Rules and current Instructions for the Regulation of Markets Organised and Managed by Borsa Italiana S.p.A.

UniCredit is a company that issues securities listed on regulated markets in Milan, Frankfurt and Warsaw, and thus, it adheres to the legal and regulatory obligations connected with listing in those markets.

Unless otherwise indicated, the information provided refers to the financial year from 1 January 2008 to 31 December 2008.

Governance organisational structure

UniCredit has a so-called traditional administrative organisational structure, based on the presence of two bodies elected by the shareholders' meeting: the administrative body (Board of Directors) and the Board of Statutory Auditors with administration control functions. The control of accounting is entrusted to an external auditing company in compliance with the laws that regulate this matter.

Board of Directors

UniCredit's Board of Directors is composed of between 9 and 24 members. As of 17 March 2009 there are 23 Board members.

Their term in office is established as three financial years, unless a shorter term is decided at the time of appointment, and expires at the date of the Shareholders' meeting convened to approve the financial statements of their last year in office.

The term of the Board of Directors currently in office, which was appointed by the shareholders' meeting of 16 December 2005, expires on the date of the next shareholders' meeting called to approve the financial statements for financial year 2008.

Directors are elected using a list voting mechanism pursuant to the procedures specified in Article 20 of the Articles of Association.

The Board of Directors has adopted its own Regulations which regulate its powers, duties and rules of procedure. These Regulations also include the decisions made by the Board of Directors concerning requirements that UniCredit directors must meet, in addition to those required by current laws and regulations, to ensure the proper functioning of the administrative body and concerning the number of administrative, management and control positions that may be held by directors of UniCredit at companies outside the Group as well as the procedure to be followed if a director is appointed and these limits are exceeded.

INDEPENDENCE OF DIRECTORS

In accordance with the application criteria stipulated by the Code and Article 148 of the TUF, Directors' independence is to be periodically assessed by the Board of Directors based on information provided by each interested party, or available to the Issuer. The results of the Board's assessments shall be communicated to the market.

On 12 February 2009 the Company's Board of Directors determined whether its members met the qualification of being "independent directors" based in part on information provided by the parties concerned. The results of this determination, which were communicated to the market, are as follows:

- Independent directors pursuant to Article 3 of the Code: Mr. Gutty, Mr. Libonati, Mr. Wyand, Mr. Bischoff, Mr. Calandra Buonaura, Mr. Fontanesi, Mr. Giacomin, Mr. Gnudi, Mr. Kadrnoska, Mr. Kley, Ms. Li Calzi, Mr. Ligresti, Mr. Maramotti, Mr. Marocco, Mr. Pesenti, Mr. Schinzler and Mr. Zwickl;
- Non-independent directors pursuant to Article 3 of the Code: Mr. Rampl (Chairman), Mr. Bellei, Mr. Palenzona, Mr. Profumo (CEO), Mr. Cucchiani and Mr. von Bomhard;
- Independent directors pursuant to Article 148 of the TUF: Mr. Rampl (Chairman), Mr. Gutty, Mr. Bellei, Mr. Libonati, Mr. Palenzona, Mr. Wyand, Mr. Bischoff, Mr. Calandra Buonaura, Mr. Cucchiani, Mr. Fontanesi, Mr. Giacomin, Mr. Gnudi, Mr. Kadrnoska, Mr. Kley, Ms. Li Calzi, Mr. Ligresti, Mr. Maramotti, Mr. Marocco, Mr. Pesenti, Mr. Schinzler and Mr. Zwickl;
- Non-independent directors pursuant to Article 148 of the TUF: Mr. Profumo (CEO) and Mr. von Bomhard.

On 17 March 2009 the Board of Statutory Auditors verified the proper application of the assessment criteria and procedures adopted by the Board of Directors to evaluate the independence of its own members.

Committees of Board of Directors

To ensure an effective and efficient reporting and consultation system that will enable the Board of Directors to perform its functions in the best possible manner, four committees have been created within the Board with structural limitations, as recommended in the Code, each with specific areas of competence, for the purpose of providing consultation and proposals: Permanent Strategic Committee; Internal Control & Risks Committee; Corporate Governance, HR and Nomination Committee and Remuneration Committee.

PERMANENT STRATEGIC COMMITTEE

The Permanent Strategic Committee is comprised of 10 members, the majority of whom are non-executive directors. The Chairman of the Board and the CEO are members of the Committee by right. The other members must be selected on the basis of those best equipped and willing to carry out this function. The Committee is chaired by the Chairman of the Board. In general, the Permanent Strategic Committee meets monthly or at any time it is necessary to discuss issues falling under its responsibility. Meetings of the committee are normally convened by the Chairman but can also be requested by at least two committee members or two statutory auditors. In the latter case, all statutory auditors may participate.

In 2008, the Permanent Strategic Committee held 10 meetings.

Duties

The committee carries out consultative and proposal-making functions. Specifically, the Permanent Strategic Committee provides opinions to the Board in response to proposals made by the CEO to the Board concerning:

a) The preparation of the Group's three-year plan;
b) The determination of the group's annual budget;
c) The determination of the Group's annual capital allocation;
d) The identification of the Group's annual strategy concerning equity investment transactions (M&A, reorganisations);
e) The approval of equity investment transactions over specific amounts (€300 million for transactions in high-risk countries and €500 million for transactions in low-risk countries);
f) Extraordinary transactions involving the Group's capital and the parent company's and Group companies' dividend policy where such policy is not incorporated in the general guidelines of the annual capital allocation indicated in paragraph c);
g) Other transactions/initiatives that have a strategic relevance for the Group such as: Assessments for entering new geographic and business markets, and high-profile joint ventures with industrial and/or financial groups.

INTERNAL CONTROL & RISKS COMMITTEE

The Internal Control & Risks Committee (formerly the Audit & Risks Committee until 22 January 2008) is comprised of 5 non-executive directors, the majority of whom are independent. The Chairman of the Board and the Senior Deputy Chairman are members of the Committee by right. The other members must be selected on the basis of those best equipped and willing to carry out this function.

Governance organizational structure (CONTINUED)

The committee must appoint a Chairman from its members, other than those who participate by right. Meetings must be held on at least a quarterly basis. Meetings of the committee are normally convened by the Chairman but can also be requested by at least two committee members or two statutory auditors. In the latter case, all statutory auditors may participate.

The Chairman of the Board of Statutory Auditors, or another statutory auditor designated by the Chairman himself, shall participate in the meetings of the Internal Control & Risks Committee. Other statutory auditors and representatives of the external auditors may also be asked to participate.

In 2008 the Internal Control & Risks Committee held 14 meetings.

Duties

The committee carries out consultative and proposal-making functions. In particular, the Internal Control & Risks Committee:

A. assists the Board of Directors in issuing guidelines for the internal control system and on at least an annual basis inspecting their adequacy, efficiency and effectiveness, and ensures that the main business risks are correctly identified and appropriately measured, managed and monitored. It also assists the Board in determining the criteria for the compatibility of these risks with the sound and proper management of the company (risk appetite) and ensures that the compliance area applies the policies for the management of non-conforming risks established by the Board and that the audit area implements the Board's guidelines concerning the performance of third-level controls;

B. analyses the periodic reports on auditing activities. In particular, at least once a year it reviews the periodic report on the adequacy of management of the risk of non-conformity as well as information on any failure to comply with regulations. It also reviews the annual report on investment services, as well as, lastly, the half-yearly report on the overall position with regard to UniCredit complaints received, based on data supplied by the department responsible for dealing with these complaints;

C. analyses the Group's guidelines for auditing activities and assesses the annual control plan prepared by the head of the Internal Audit Department, receives periodic reports and may request the performance of specific audit activities not covered in the annual plan;

D. reviews information received from the senior manager in charge of preparing accounting and corporate documents concerning the proper application of accounting principles and their standardisation for the purposes of preparing consolidated financial statements;

E. reviews, in accordance with the responsibilities assigned under Italian legislation to the controlling body, the criteria and methods that will be used to select an auditing firm, as well as the selection criteria for UniCredit Group companies exempt from audit. It also reviews the situation with regard to relations with the auditing firms, including in relation to any consultancy work that may be entrusted to them by the parent company and by Group companies;

F. assesses the work carried out by the Group auditing firm(s) and the results shown in report(s) and in any letter(s) of suggestion. It monitors the efficacy of the auditing process;

G. reviews quarterly and semi-annual financial statements and the annual report on the basis of reports prepared by the senior manager in charge of preparing accounting and corporate documents;

H. assesses any important points that may emerge from audit reports received from the UniCredit Audit Department or from the Boards of Statutory Auditors of Group companies or from third party investigations and/or reviews;

I. reviews the adequacy, in terms of quality/quantity, of the organisational structures of the compliance and internal audit areas, seeking to formulate, on the initiative of the manager of each area, any proposals to make changes to these structures. Proposals relating to the internal audit area must be accompanied by an opinion that is not binding on the Chief Executive Officer;

J. gives its opinion on the proposal made by the Chairman of the Board on the appointment or replacement of the internal audit area manager as well as on the variable part of this manager's wages;

K. assists the Board in formulating policies for the management of risks during their periodic review in order to ensure their effectiveness over time and make sure the actual functioning of risk management and control processes complies with current laws and regulations;

L. expresses opinions concerning procedures for identifying and managing transactions with related parties of UniCredit and Group companies.

The Internal Control & Risks Committee also reports to the Board of Directors at least every six months on the occasion of approval of the financial statements and the semi-annual report on operations and on the adequacy of the internal controls.

CORPORATE GOVERNANCE, HR AND NOMINATION COMMITTEE

The Corporate Governance, HR and Nomination Committee is comprised of 7 members, the majority of whom are non-executive and independent directors. The Chairman of the Board and the CEO are members of the Committee by right. The other members must be selected on the basis of those best equipped and willing to carry out this function. The Committee is chaired by the Chairman of the Board. In general, the committee meets monthly or at any time it is necessary to discuss issues falling under its responsibility. The Chairman convenes the committee's meetings.

The Corporate Governance, HR and Nomination Committee held 8 meetings in 2008.

Duties

The duties of this Committee are to make proposals and provide advice. Specifically, the Corporate Governance, HR and Nomination Committee provides opinions to the Board in response to proposals made by the Chairman or CEO to the Board concerning:

A. the establishment of UniCredit's corporate governance system, corporate structure and the Group's governance models and guidelines;
B. the establishment of the policy for the appointment of UniCredit's directors and the policy for the assessment of the Board;
C. the appointment of members of the CEO office and other members of the Management Committee (Senior Executive Vice Presidents), members of general management and department managers who report directly to the CEO;
D. the establishment of policies concerning the appointment and succession plan for members of the CEO office, members of the Management Committee (Senior Executive Vice Presidents), Group Management Team (Executive Vice Presidents) and Leadership Team (Senior Vice Presidents);
E. the establishment of the policy for the appointment of company representatives (members of the Boards of Directors, Boards of Auditors and Supervisory Boards of Group companies).
F. the appointment of company representatives (members of the Boards of Directors, Boards of Auditors and Supervisory Boards) at the main companies (UniCredit Banca, UniCredit Corporate Banking, UniCredit Private Banking, Banco di Sicilia, UniCredit Banca di Roma, UniCredit Mediocredito Centrale, FinecoBank, UniCredit Consumer Financing, Pioneer Global As, Koc Financial Hizmetler AS, Bank Pekao, UniCredit Business Partner, UniCredit Global Information Services, UniCredit Leasing, HypoVereinsBank and Bank Austria);
G. the identification of candidates for the position of UniCredit director in the event they are co-opted, and the identification of candidates for the position of independent director to be submitted to UniCredit's shareholders' meeting taking into consideration any comments made by shareholders;
H. appointments of members of UniCredit's Board committees at the proposal of the Chairman.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of 7 members who are non-executive directors, the majority of whom are independent. The Chairman of the Board of Directors and the Senior Deputy Chairman are members of the Committee by right. The other members must be selected on the basis of those best equipped and willing to carry out this function. The Committee is chaired by the Chairman of the Board. In general, the committee meets every four months or at any time it is necessary to discuss issues falling under its responsibility. The Chairman convenes the committee's meetings.

In 2008 the Remuneration Committee met 7 times.

Duties

The duties of this Committee are to make proposals and provide advice. Specifically, the Remuneration Committee provides opinions to the Board in response to proposals made by the CEO to the Board concerning:

A. the remuneration of UniCredit directors with specific functions, and especially with regard to the remuneration of the CEO;
B. the remuneration of UniCredit's general manager if the latter is also the CEO;
C. the compensation structure for members of the CEO office;
D. the remuneration policy for members of the Management Committee (Senior Executive Vice Presidents), Group Management Team (Executive Vice Presidents), Leadership Team (Senior Vice Presidents) and department heads who report directly to the CEO;
E. approval of Group incentive plans based on financial instruments;
F. the remuneration policy for company representatives (members of the Boards of Directors, Boards of Auditors and Supervisory Boards of Group companies).

In the cases specified in paragraphs a) and b), the Chairman will determine the proposals the Committee will be asked to express an opinion on.

Members of the Committee for whom the Committee is asked to provide an opinion on remuneration due in relation to their specific functions shall not participate in meetings regarding the determination of any proposal concerning such remuneration.

Governance organizational structure (CONTINUED)

STATUS AND ACTIVITIES OF DIRECTORS

Board of Directors

NAME	POSITION	IN OFFICE SINCE	LIST	EXEC.	NON EXEC.	INDEP. AS PER CODE	INDEP. AS PER TUF	% ATTENDANCE AT BOARD OF DIRECTORS	OTHER POSITIONS
Dieter Rampl	Chairman	16-12-2005	n/a		X	NO	YES	100%	2[5]
Gianfranco Gutty	Deputy Ch. Senior	16-12-2005	n/a		X	YES	YES	100%	-
Franco Bellei	Deputy Ch.	16-12-2005	n/a		X	NO	YES	100%	1
Berardino Libonati	Deputy Ch.	3-8-2007[1]	n/a		X	YES	YES	92.86%	4[5]
Fabrizio Palenzona	Deputy Ch.	16-12-2005	n/a		X	NO	YES	92.86%	3
Anthony Wyand	Deputy Ch.	16-12-2005	n/a		X	YES	YES	85.71%	4[5]
Alessandro Profumo	CEO	16-12-2005	n/a	X		NO	NO	100%	3[6]
Manfred Bischoff	Director	16-12-2005	n/a		X	YES	YES	71.43%	6
Vincenzo Calandra Buonaura	Director	16-12-2005	n/a		X	YES	YES	100%	2
Enrico Tommaso Cucchiani	Director	18-9-2007[2]	n/a		X	NO	YES	50%	14[5]
Donato Fontanesi	Director	3-8-2007[1]	n/a		X	YES	YES	100%	2
Francesco Giacomin	Director	16-12-2005	n/a		X	YES	YES	100%	-
Piero Gnudi	Director	16-12-2005	n/a		X	YES	YES	78.57%	2
Friedrich Kadrnoska	Director	16-12-2005	n/a		X	YES	YES	92.86%	8
Max Dietrich Kley	Director	16-12-2005	n/a		X	YES	YES	71.43%	5
Marianna Li Calzi	Director	8-5-2008[3]	n/a		X	YES	YES	100%	-
Salvatore Ligresti	Director	3-8-2007[1]	n/a		X	YES	YES	50%	4
Luigi Maramotti	Director	16-12-2005	n/a		X	YES	YES	100%	8
Antonio Maria Marocco	Director	20-5-2007[4]	n/a		X	YES	YES	100%	3
Carlo Pesenti	Director	16-12-2005	n/a		X	YES	YES	71.43%	5
Hans Jürgen Schinzler	Director	16-12-2005	n/a		X	YES	YES	78.57%	2
Nikolaus von Bomhard	Director	16-12-2005	n/a		X	NO	NO	28.57%	2
Franz Zwickl	Director	18-9-2007[2]	n/a		X	YES	YES	92.86%	7

The Board of Directors met 14 times.

1. Co-opted on August 3, 2007 and appointed by the Shareholders' Meeting on May 8, 2008
2. Co-opted on September 18, 2007 and appointed by the Shareholders' Meeting on May 8, 2008
3. Director appointed by the Shareholders' Meeting on May 8, 2008
4. Co-opted on May 20, 2007 and appointed by the Shareholders' Meeting on July 30, 2007
5. Number of positions changed during the 2008 financial year
6. Number of positions changed since the closing of the 2008 financial year

- The Director Salvatore Mancuso, during the financial year 2008 held his office until 1 April.

LEGEND

Position: Chairman, Senior Deputy Chairman, Deputy Chairman, Chief Executive Officer, Director

List: M/m depending on whether the director was elected from the list voted by the majority or by a minority (art. 144 (10) of the Consob Issuer Rules); n/a: not applicable

Exec.: Director who qualifies as executive

Non exec.: Director who qualifies as non-executive

Indep. as per Code: Director independent or not according to the criteria set out in the Code

Indep. as per TUF: Director independent o not pursuant to article 148, para. 3 of the TUF (art. 144 (10) of the Consob Issuer Rules).

% Attendance at Board of Directors: percentage of the director's participation in board meetings (reference is made to the number of meetings that the director has attended with respect to the number of board meetings held during the period or after taking up the directorship)..

Other positions: Total number of positions held in other companies listed on regulated markets (both in Italy and abroad), including financial services companies, banks, insurance companies or other large companies, identified based on the criteria defined by the Board. There is a list of such companies for each director attached to the Report on Corporate Governance, specifying whether the company that the position is held in belongs to the group that the Issuer is related to.

Board Committees

NAME	CGHRN COMM.	% ATTENDANCE AT CGHRN	REMUN. COMM.	% ATTENDANCE AT REMUN. COMM.	INT. CONTR. & RISKS COMM.[1]	% ATTENDANCE AT INT. CONTR. & RISKS COMM.	PERM. STRAT. COMM.	% ATTENDANCE AT PERM. STRAT. COMM.
Dieter Rampl	C	100%	C	100%	M	100%	C	100%
Gianfranco Gutty	M	100%	M	100%	M	100%	M	100%
Franco Bellei	--		M	85.71%	--		M	90%
Berardino Libonati	--		M[2]	33.33%	M[3]	50%	M	70%
Fabrizio Palenzona	--		M	71.43%	--		M	90%
Anthony Wyand	--		--		C	100%	M	100%
Alessandro Profumo	M	100%	--		--		M	100%
Manfred Bischoff	--		--		--		M	90%
Vincenzo Calandra Buonaura	M	100%	--		--		--	
Francesco Giacomin	M	100%	--		--		--	
Friedrich Kadrnoska	M	87.50%	--		--		--	
Max Dietrich Kley	--		M	71.43%	--		--	
Marianna Li Calzi	--		--		M[2]	100%	--	
Luigi Maramotti	M	100%	--		--		M	90%
Carlo Pesenti	--		M	42.86%	--		--	
Hans Jürgen Schinzler	--		--		--		M	80%
Franz Zwickl	--		--		M	100%	--	

1. Formerly Audit & Risks Committee until 22 January 2008
2. Since 25 June 2008
3. Position held until 25 June 2008.

- The Director Salvatore Mancuso, during the financial year 2008 held his office in the Remuneration Committee until 1 April.

LEGEND:
CGHRN Comm.: Corporate Governance, HR and Nomination Committee
Remun. Comm.: Remuneration Committee
Int. Contr. & Risks Comm.: Internal Control & Risks Committee
Perm. Strat. Comm.: Permanent Strategic Committee
% Attendance at CGHRN, Remun., Int. Contr. & Risks and Perm. Strat. Comm.: Attendance, as a percentage, of the director at committee meetings (when calculating this percentage, the number of meetings in which the director participated with respect to the number of committee meetings held during the year or after taking the position, was taken into account)
C/M: Chairman or Member of committee.

Governance organizational structure (Continued)

Board of Statutory Auditors

Five standing statutory auditors and two alternate auditors are elected by an ordinary shareholders' meeting. The standing and alternate auditors may be re-elected.

Standing and alternate members of the Board of Statutory Auditors are appointed on the basis of lists pursuant to the company's articles of association and in accordance with current laws. The Chairman of the Board of Statutory Auditors is appointed by the shareholders' meeting out of those standing auditors elected on the list submitted by minority shareholders and who obtained the highest number of votes.

Their term in office is set at three financial years, and it terminates on the date of the shareholders' meeting called to approve the financial statements related to their third financial year in office.

Statutory auditors must meet the requirements of respectability, professionalism and independence set by law, and they may assume administrative and control positions at other companies within the limits set by current regulations and other provisions.

The Board of Statutory Auditors appointed by the shareholders' meeting in May 2007 and in office until the approval of the financial statements for 2009 is made up of Messrs. Giorgio Loli (Chairman), Gian Luigi Francardo, Siegfried Mayr, Aldo Milanese and Vincenzo Nicastro (standing auditors). Mssrs. Massimo Livatino and Giuseppe Verrascina are Alternate Auditors.

Board of Statutory Auditors

NAME	POSITION	HELD SINCE	LIST	INDEPENDENT AS PER CODE	% ATTENDANCE AT BOARD OF STATUTORY AUDITORS	OTHER POSITIONS
Giorgio Loli	Chairman	10-5-2007	m	YES	100%	13
Gian Luigi Francardo	Standing Auditor	10-5-2007	M	YES	90.48%	5
Siegfried Mayr	Standing Auditor	10-5-2007	m	YES	90.48%	--
Aldo Milanese	Standing Auditor	10-5-2007	M	YES	80.95%	15
Vincenzo Nicastro	Standing Auditor	10-5-2007	M	YES	95.24%	11
Massimo Livatino	Alternate Auditor	10-5-2007	m	--	--	
Giuseppe Verrascina	Alternate Auditor	10-5-2007	M	--	--	

The board of statutory auditors met 21 times in 2008.

LEGEND:

Position: Chairman, Standing Auditor, Alternate Auditor

List: M/m (Majority/minority) based on whether the statutory auditor was elected by the list voted for by the majority or minority (Art. 144 (10) of the CONSOB Issuer Rules)

Independent as per Code: Statutory auditor qualified as independent or not as per criteria established by the Code

% Attendance at Board of Statutory Auditor: Attendance, as a percentage, of the statutory auditor at Board of Statutory Auditor (when calculating this percentage, the number of meetings in which the statutory auditor participated with respect to the number of Board of Statutory Auditor meetings held during the year or after taking the position, was taken into account).

Other positions: Total number of positions held in the companies mentioned in Book V, Title V, Chapters V, VI and VII of the Italian Civil Code (as resulting from the Annex, pursuant to art. 144-quinquiesdecies Consob Issuer Rules, to the Report drafted by the Board of Statutory Auditors in accordance with Article 153, paragraph 1 of TUF).

Major shareholders

Based on entries made in the shareholder register and subsequent communications received by the company, as of 31 December 2008, UniCredit's major shareholders (defined as those with a stake exceeding 2%) were as follows:

NAME OF SHAREHOLDER	NO. OF ORDINARY SHARES	% OWNERSHIP [1]
Fondazione Cassa di Risparmio Verona, Vicenza, Belluno e Ancona	668,494,453	5.009%
Central Bank of Libya (including 0.6% held by Libyan Foreign Bank)	615,718,218	4.613%
Fondazione Cassa di Risparmio di Torino	517,277,185	3.876%
Carimonte Holding S.p.A.	447,117,993	3.350%
Allianz Group	315,544,510	2.364%
Fondi Barclays Global Investor UK Holdings Ltd.	267,464,392	2.004%

1. As a percentage of ordinary capital

SHARE CAPITAL (AS AT 31 DECEMBER 2008)	NO. OF SHARES	TOTAL IN EUROS
Total shares	13,368,574,924	6,684,287,462.00
Ordinary shares	13,346,868,372	6,673,434,186.00
Savings shares	21,706,552	10,853,276.00

Shareholders' meetings

Shareholders' meetings may be attended by those holders of ordinary shares who provide a copy of the notice sent to the company by the broker holding their accounts at least two days before the date set for the first call of the meeting.
The notice of the meeting may specify that the two day advance deadline may also apply to any subsequent sessions.

Persons entitled to attend shareholders' meetings may be represented by proxy; the representative need not necessarily be a shareholder in compliance with Art. 13 of the articles of association, Art. 2372 of the Italian Civil Code and current laws.

The duties and authority of shareholders' meetings, and the rights of the shareholders, are clearly defined by Italian law and the articles of association.

UniCredit has always encouraged its shareholders to exercise their rights to participate and vote at shareholders' meetings: for this reason, it put in place a set of regulations for shareholders' meetings designed to ensure the smooth conduct of the meetings.

Management Committee

1 **Rino Piazzolla**
Head of Human Resources Department

2 **Theodor Weimer**
Country Chairman Germany

3 **Vittorio Ogliengo**
Head of Corporate Banking Division

4 **Edoardo Spezzotti**
Head of Markets & Investment Banking Division

5 **Karl Guha**
Chief Risk Officer



6 **Carmine Lamanda**
Head of Institutional & Regulatory Strategic Advisory

7 **Nadine Faruque**
Head of Legal and Compliance Department

8 **Erich Hampel**
Chairman of Austria and CEE Region

9 **Gabriele Piccini**
Head of Retail Italy Network Division

10 Sergio Ermotti

Deputy CEO - Head of CIB & PB Area

11 Alessandro Profumo

Chief Executive Officer

12 Ranieri de Marchis

Chief Financial Officer

13 Federico Ghizzoni

Head of Poland's Markets Division

14 Dario Frigerio

Head of Asset Management Division



15 Paolo Fiorentino

Deputy CEO - Head of GBS Area

16 Jan Krzysztof Bielecki

Country Chairman Poland

17 Marina Natale

Head of Private Banking Division

18 Roberto Nicastro

Deputy CEO - Head of Retail Area

19 Antonella Massari

Head of Group Identity & Communications Department

Group Management Team

A list of other members of the Group Management Team follows hereafter*

CORPORATE CENTER - SENIOR EXECUTIVE VICE PRESIDENT

Elisabetta Magistretti
Head of Internal Audit

CORPORATE CENTER - EXECUTIVE VICE PRESIDENT

Patrizio Braccioni
Head of Tax Affairs and Shareholding

Chiara Burberi
Compliance Chief Operating Officer

Simone Mario Concetti
Head of Group Investor Relations

Paolo Cornetta
Head of Executive Development and Compensation

Giorgio Ebreo
Chief Executive Officer UniCredit Audit

Rolf Friedhofen
Chief Financial Officer HVB

Andreas Frueh
Head of Compliance, Legal and Corporate Affairs HVB

Henning Giesecke
Credit Risk Officer HVB

Francesco Giordano
Head of Strategy and Business Development

Heinz Laber
Head of HR Management and COO HVB

Franco Leccacorvi
Head of Accounting

Karl Limmer
Head of Audit Management HVB

Secondino Natale
Head of Management Committee Staff

Anna Simioni
Head of Corporate Learning

Andrea Varese
Head of Recovery Management HVB

Guglielmo Zadra
Head of Planning and Control

RETAIL - EXECUTIVE VICE PRESIDENT

Giovanni Albanese
Head of Retail Credit Risks

Silvio Barzi
Special Projects Retail Area

Roberto Bertola
Chief Executive Officer Banco di Sicilia

Alessandro Cataldo
General Manager UniCredit Banca di Roma

Willibald Cernko
Head of Retail Germany and Austria Network Division

Giovanni Forestiero
Head of Sales Retail HVB

Ralph Mueller
Head of Retail Division UniCredit Bank Austria

Giovanni Chelo
Head of Retail HR

Raffaele Cicala
Head of Household Financing Division and Chief Executive Officer UniCredit Consumer Financing Bank

Pasquale Giamboi
Chief Operating Officer UniCredit Consumer Financing Bank

Frederik Geertman
Head of Retail Marketing & Segments

Alessandro La Porta
Head of Territorial Relations

Oreste Massolini
Head of Retail Planning and Controlling

Rodolfo Ortolani
General Manager UniCredit Banca

CENTRAL EASTERN EUROPE - EXECUTIVE VICE PRESIDENT

Jozef Barta
Chief Executive Officer - Slovakia

Levon Hampartzoumian
Chief Executive Officer - Bulgaria

Andrea Casini
Chief Operating Officer - Bulgaria

Alessandro Decio
Chief Operating Officer - Turkey

Jiri Kunert
Chief Executive Officer - Czech Republik

Franjo Lukovic
Chief Executive Officer - Croatia

Mihaly Patai
Chief Executive Officer - Hungary

Gianni Papa
General Manager - Ukraine

Alexander Picker
Chief Executive Officer - Kazakstan

Klaus Priverschek
Chief Executive Officer - Serbia

Rasvan Radu
Chief Executive Officer - Romania

Mikhail Alekseev
Chief Executive Officer - Russia

Boris Timonkin
Chief Executive Officer - Ukraine

Doris Tomanek
Head of HR Austria & CEE UniCredit Bank Austria

Carlo Vivaldi
Chief Financial Officer Austria & CEE UniCredit Bank Austria

POLAND - EXECUTIVE VICE PRESIDENT

Luigi Lovaglio
General Manager Bank Pekao

Katarzyna Niezgoda
Head of HR Division Bank Pekao

Grzegorz Piwowar
Head of Retail Banking Division Bank Pekao

Marian Ważyński
Head of Logistics & Procurement Bank Pekao

CORPORATE, GLOBAL TRANSACTION BANKING, LEASING - EXECUTIVE VICE PRESIDENT

Helmut Bernkopf
Head of Corporates Division UniCredit Bank Austria

Marco Bolgiani
Head of Global Transaction Banking Division

Gianni Coriani
General Manager UniCredit Corporate Banking

Lutz Diederichs
Head of Corporate & CREF Division Germany - HVB

Fausto Galmarini
Chief Executive Officer UniCredit Factoring

Juergen Kullnig
Head of Corporate / PB Credit Risks

Oliver Maassen
Head of HR Corporate Banking, Global Transaction Banking and Leasing Divisions

Massimiliano Moi
Head of Leasing Division and Chief Executive Officer UniCredit Leasing

Luca Lorenzi
General Manager UniCredit Leasing

MARKETS & INVESTMENT BANKING - EXECUTIVE VICE PRESIDENT

Erik Banks
Head of MIB Divisional Risk Office and Group Market Risks

Jurgen Dennert
Head of Corporate Treasury Sales

Mike Hammond
Co-Head of Markets

Alicja Kornasiewicz
Head of Emerging Europe

Thiam J Lim
Co-Head of Markets

Piergiorgio Peluso
Head of Investment Banking Italy HVB

PRIVATE BANKING - EXECUTIVE VICE PRESIDENT

Alessandro Foti
Head of Asset Gathering and Chief Executive Officer Finecobank

Dario Prunotto
Head of PB Onshore Italy and Chief Executive Officer UniCredit Private Banking

Giuseppe Di Sisto
Top Clients Management UniCredit Private Banking

Andreas Wölfer
Head of PB Onshore Germany and Austria

ASSET MANAGEMENT - EXECUTIVE VICE PRESIDENT

Angelo Forloni
Global Chief Operating Officer

Dan Kingsbury
Head of US and Chief Executive Officer Pioneer Investment Management USA

Werner Kretschmer
Global Head of Retail/Country Head Austria & CEE

Giordano Lombardo
Deputy Chief Executive Officer Pioneer Global Asset Management

Sandro Pierri
Global Head of Retail/Global Head of Wholesale (excluding USA) and Chief Executive Officer Pioneer Investment Management

Marco Pirondini
Global Chief Investment Officer

Paul Price
Global Head of Institutional

ORGANIZATION & SERVICES FUNCTIONS - EXECUTIVE VICE PRESIDENT

Tiziana Bernardi
Head of Lifelong Learning Center

Marcello Berni
Head of Media Relations and Executive Communications

Paolo Cederle
Head of Group ICT and Operations Division

Dino Crivellari
Chief Executive Officer UniCredit Credit Management Bank

Alberto Naef
General Manager UniCredit Credit Management Bank

Massimo Milanta
Head of ICT Governance and Strategy

Massimo Schiattarella
Chief Executive Officer UniCredit Global Information Services

Alberto Giordano
Head of Restructuring Integration

Lissimahos Hatzidimoulas
Chief Executive Officer UniCredit Business Partner

Laura Stefania Penna
Head of Management Consultancy

Paolo Tripodi
Head of Group Organization and Logistics

Piercandido Vaisitti
Head of HR Global Services

Robert Zadrazil
Head of GBS CEE Globalization and Chief Operating Officer UniCredit Bank Austria

* data as at 1 March 2009

Stefan Beck
Germany


«If I see a light left on, I turn it off. It saves the environment.
If I see a problem, I try to solve it. It improves our processes.
If I see something is too complicated, I try to simplify it. It makes work easier.
If I have an idea, I try to make it happen. It represents a chance for us and our customers.»

Financial Statements

Consolidated Accounts

Consolidated Accounts

Balance Sheet

Consolidated Balance Sheet

(€ '000)

Balance sheet - Assets		AMOUNTS AS AT 12.31.2008	12.31.2007
10.	Cash and cash balances	7,652,446	11,072,942
20.	Financial assets held for trading	204,889,888	202,343,138
30.	Financial assets at fair value through profit or loss	15,635,822	15,351,953
40.	Available-for-sale financial assets	28,700,290	30,959,604
50.	Held-to-maturity investments	16,882,450	11,731,544
60.	Loans and receivables with banks	80,826,952	100,011,816
70.	Loans and receivables with customers	612,480,413	575,062,828
80.	Hedging derivatives	7,050,815	2,512,829
90.	Changes in fair value of portfolio hedged items (+/-)	1,659,560	(71,394)
100.	Investments in associates and joint ventures	4,003,082	4,185,602
110.	Reinsurers' provisions	234	115
120.	Property, plant and equipment	11,935,451	11,871,842
130.	Intangible assets	26,481,917	26,270,858
	of which - goodwill	*20,888,714*	*20,341,684*
140.	Tax assets	12,391,879	11,548,448
	a) current tax assets	*1,927,915*	*3,730,327*
	b) deferred tax assets	*10,463,964*	*7,818,121*
150.	Non-current assets and disposal groups classified as held for sale	1,030,338	6,374,480
160.	Other assets	13,990,012	12,608,842
	Total assets	**1,045,611,549**	**1,021,835,447**

Note: figures as at Decembre 2007 are different from those published in the Consolidated Accounts as at December 31, 2007 due to amounts reclassified as described in Notes to the Accounts (PPA completion, treatment of leases in "assets under contruction" and "assets awaiting lease", reclassification of Mediobanca investment).

Specifically:

- Completion of PPA, following updating of the PPA relating to the business combination involving the Capitalia Group, entailed changes to Loans and receivables with customers, Investments in associates and joint ventures, Deferred tax assets and liabilities, Other Assets/Liabilities, Goodwill, Other Intangible Assets, Securities in issue, Provisions for risks and charges, Revaluation reserves and Reserves, Minorities and Net profit (or loss).
- Disclosure of 'under construction' leases and assets awaiting lease entailed changes to Loans and receivables with customers and Tangible assets and Deposits from customers.
- Reclassification of the interest in Mediobanca from AfS financial assets to Equity investments entailed changes to Financial investments and Shareholders' Equity attributable to the Group.

Consolidated Balance Sheet

(€ '000)

Balance sheet - Liabilities and Shareholders' Equity	AMOUNTS AS AT	
	12.31.2008	12.31.2007
10. Deposits from banks	177,676,704	160,601,450
20. Deposits from customers	388,830,766	390,400,462
30. Debt securities in issue	202,458,800	239,838,731
40. Financial liabilities held for trading	165,335,178	113,656,467
50. Financial liabilities at fair value through profit or loss	1,659,144	1,966,541
60. Hedging derivatives	7,751,270	5,569,302
70. Changes in fair value of portfolio hedged items (+/-)	1,572,065	(625,168)
80. Tax liabilities	8,229,156	7,651,999
a) current tax liabilities	*2,827,262*	*2,689,512*
b) deferred tax liabilities	*5,401,894*	*4,962,487*
90. Liabilities included in disposal groups classified as held for sale	536,729	5,026,513
100. Other liabilities	23,701,333	24,504,837
110. Provision for employee severance pay	1,415,023	1,528,111
120. Provisions for risks and charges	8,048,556	9,104,572
a) post-retirement benefit obligations	*4,553,022*	*4,838,978*
b) other provisions	*3,495,534*	*4,265,594*
130. Insurance provisions	156,433	177,848
140. Revaluation reserves	(401,336)	1,134,778
170. Reserves	10,639,706	10,626,009
180. Share premium	34,070,282	33,707,908
190. Issued capital	6,684,287	6,682,683
200. Treasury shares (-)	(5,993)	(363,111)
210. Minorities (+/-)	3,241,658	4,744,179
220. Net Profit or Loss (+/-)	4,011,788	5,901,336
Total liabilities and shareholders' equity	**1,045,611,549**	**1,021,835,447**

Consolidated Accounts (Continued)

Income Statement

Consolidated Income Statement

(€ '000)

ITEMS	AMOUNTS AS AT 2008	2007
10. Interest income and similar revenues	54,112,514	42,021,881
20. Interest expense and similar charges	(36,068,639)	(28,056,647)
30. Net interest margin	**18,043,875**	**13,965,234**
40. Fee and commission income	11,124,905	11,353,707
50. Fee and commission expense	(2,032,201)	(1,923,865)
60. Net fees and commissions	**9,092,704**	**9,429,842**
70. Dividend income and similar revenue	1,665,940	1,055,569
80. Gains and losses on financial assets and liabilities held for trading	(2,522,142)	541,281
90. Fair value adjustments in hedge accounting	16,685	21,754
100. Gains and losses on disposal of:	**198,135**	**1,285,979**
a) loans	*(6,737)*	*13,654*
b) available-for-sale financial assets	*169,603*	*1,274,808*
c) held-to-maturity investments	*(236)*	*647*
d) financial liabilities	*35,505*	*(3,130)*
110. Gains and losses on financial assets/liabilities at fair value through profit or loss	(349,957)	(3,355)
120. Operating income	**26,145,240**	**26,296,304**
130. Impairment losses on:	(4,666,603)	(2,329,737)
a) loans	*(3,581,953)*	*(2,140,868)*
b) available-for-sale financial assets	*(904,370)*	*(113,020)*
c) held-to-maturity investments	*(76,593)*	*(54,383)*
d) other financial assets	*(103,687)*	*(21,466)*
140. Net profit from financial activities	**21,478,637**	**23,966,567**
150. Premiums earned (net)	111,745	114,921
160. Other income (net) from insurance activities	(86,187)	(82,431)
170. Net profit from financial and insurance activities	**21,504,195**	**23,999,057**
180. Administrative costs:	**(16,084,024)**	**(14,201,269)**
a) staff expense	*(10,025,362)*	*(9,096,947)*
b) other administrative expense	*(6,058,662)*	*(5,104,322)*
190. Net provisions for risks and charges	(254,425)	(622,161)
200. Impairment/write-backs on property, plant and equipment	(818,577)	(841,084)
210. Impairment/Write-backs on intangible assets	(714,554)	(620,015)
220. Other net operating income	995,232	883,164
230. Operating costs	**(16,876,348)**	**(15,401,365)**
240. Profit (loss) of associates	415,912	223,093
250. Gains and losses on tangible and intangible assets measured at fair value	(84,302)	-
260. Impairment of goodwill	(750,000)	(144,271)
270. Gains and losses on disposal of investments	785,279	530,345
280. Total profit or loss before tax from continuing operations	**4,994,736**	**9,206,859**
290. Tax expense (income) related to profit or loss from continuing operations	(465,434)	(2,588,634)
300. Total profit or loss after tax from continuing operations	**4,529,302**	**6,618,225**
310. Total profit or loss after tax from discontinued operations	-	-
320. Net Profit or Loss for the year	**4,529,302**	**6,618,225**
330. Minorities	(517,514)	(716,889)
340. Net Profit or Loss attributable to the Parent Company	**4,011,788**	**5,901,336**
Earnings per share (€)	0,304	0,533
Diluted earnings per share (€)	0,304	0,532

Note: The 2007 Income Statement includes Q4 data of the former Capitalia Group and is different from the Income Statement published in 2007 due to PPA ("Purchase Price Allocation") completion, which changed the following items: Impairment/Write-backs on intengible assets, Tax (Expense) income related to profit or loss from continuing operations, Net Profit (Loss) for the year, Minorities, Net profit or Loss attributable to the Parent Company.

Consolidated Accounts (Continued)

Statement of changes in Shareholders' Equity

Statement of changes in Shareholders' Equity (€ million)

	BALANCE AS AT 12/31/2007[3]	CHANGE IN OPENING BALANCE[4]	BALANCE AS AT 1/1/2008	ALLOCATION OF PROFIT FROM PREVIOUS YEAR: RESERVES	ALLOCATION OF PROFIT FROM PREVIOUS YEAR: DIVIDENDS	CHANGES DURING THE YEAR: CHANGES IN RESERVES	SHAREHOLDERS' EQUITY TRANSACTIONS: ISSUE OF NEW SHARES	SHAREHOLDERS' EQUITY TRANSACTIONS: ACQUISITION OF TREASURY SHARES	SHAREHOLDERS' EQUITY TRANSACTIONS: DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	SHAREHOLDERS' EQUITY TRANSACTIONS: CHANGE IN EQUITY INSTRUMENTS	SHAREHOLDERS' EQUITY TRANSACTIONS: OWN SHARE DERIVATIVES	SHAREHOLDERS' EQUITY TRANSACTIONS: STOCK OPTIONS[1]	NET PROFIT OR LOSS 2008	SHAREHOLDERS' EQUITY AS AT 12.31.2008
Group:														
Issued capital:														
a) ordinary shares	6,671,830		6,671,830	-			1,604	-						6,673,434
b) savings shares	10,853		10,853	-			-	-						10,853
Share premiums	33,707,908		33,707,908	-			6,398	355,976						34,070,282
Reserves:														
a) from profits	8,292,530	21,685	8,314,215	4,244,234	-1,786,311	-263,855	-	-585,530	-					9,922,753
b) other	2,386,546	-74,752	2,311,794	-		-1,809,390	-	161,312	-		-	53,237		699,681
Revaluation reserves:														
a) available-for-sale	1,480,415	89,935	1,570,350			-2,536,030								-965,680
b) hedging of financial flows	-712,623		-712,623			1,000,062								287,439
c) other[2]	277,051		277,051			-146								276,905
Treasury shares:														
a) parent company	-358,416		-358,416					355,976						-2,440
b) subsidiaries	-4,695		-4,695			1,142								-3,553
Net Profit or Loss for the period	5,901,336		5,901,336	-4,244,234	-1,657,102								4,011,788	4,011,788
Shareholders' equity	**57,652,735**	**36,868**	**57,689,603**	**-**	**-3,443,413**	**-3,608,217**	**8,002**	**287,734**	**-**	**-**	**-**	**53,237**	**4,011,788**	**54,998,734**
Minorities:														
Issued capital	933,670		933,670			-435,470								498,200
Share premiums and Reserves	3,131,257		3,131,257	360,907		-1,259,299								2,232,865
Revaluation reserves:														
a) available-for-sale	-464		-464			-15,095								-15,559
b) hedging of financial flows	-37,448		-37,448			46,026								8,578
c) other[2]	479		479			-87								392
Treasury shares:														
a) parent company														
b) subsidiaries	-204		-204			-128								-332
Net Profit or Loss for the period	716,889		716,889	-360,907	-355,982								517,514	517,514
Shareholders' equity	**4,744,179**	**-**	**4,744,179**	**-**	**-355,982**	**-1,664,053**	**-**	**-**	**-**	**-**	**-**	**-**	**517,514**	**3,241,658**

1. Stocks Options, Performance Shares and Restricted Shares
2. Special revaluation laws and other
3. Balances as at December 31, 2007 are different from those published due to completion of PPA ("Purchase Priice Allocation"). See also the Statement of changes in Sharehoders' Equity of 2007.
4. Amounts in the column "Changes in opening balances" are affected by the reclassification of investment in Mediobanca SpA from Available-for-sale financial assets to Financial Investments.

Statement of changes in Shareholders' Equity

(€ million)

	BALANCE AS AT 12/31/2006	CHANGE IN OPENING BALANCE	BALANCE AS AT 1/1/2007	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE YEAR								SHAREHOLDERS' EQUITY AS AT 12.31.2007 [3]
							SHAREHOLDERS' EQUITY TRANSACTIONS							
				RESERVES	DIVIDENDS	[3] CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS [1]	NET PROFIT OR LOSS 2007 [3]	
Group:														
Issued capital:														
a) ordinary shares	5,208,273		5,208,273	-			1,463,557	-						6,671,830
b) savings shares	10,853		10,853	-			-	-						10,853
Share premiums	17,628,233		17,628,233	-			16,079,675							33,707,908
Reserves:														
a) from profits	6,018,686		6,018,686	2,949,812		-673,925	-2,043		-					8,292,530
b) other	2,072,393		2,072,393	-		282,246	-		-			31,907		2,386,546
Revaluation reserves:														
a) available-for-sale	2,655,171		2,655,171			-1,174,756								1,480,415
b) hedging of financial flows	-490,369		-490,369			-222,254								-712,623
c) other[2]	279,004		279,004			-1,953								277,051
Treasury shares:														
a) parent company	-358,416		-358,416											-358,416
b) subsidiaries	-3,761		-3,761			-934								-4,695
Net Profit or Loss for the period	5,447,741		5,447,741	-2,949,812	-2,497,929								5,901,336	5,901,336
Shareholders' equity	**38,467,808**	**-**	**38,467,808**	**-**	**-2,497,929**	**-1,791,576**	**17,541,189**	**-**	**-**	**-**	**-**	**31,907**	**5,901,336**	**57,652,735**
Minorities:														
Issued capital	840,719		840,719			92,951								933,670
Share premiums and Reserves	2,697,276		2,697,276	372,199		61,782								3,131,257
Revaluation reserves:														
a) available-for-sale	66,279		66,279			-66,743								-464
b) hedging of financial flows	-14,555		-14,555			-22,893								-37,448
c) other[2]	5,308		5,308			-4,829								479
Treasury shares:														
a) parent company														
b) subsidiaries	-506		-506			302								-204
Net Profit or Loss for the period	680,116		680,116	-372,199	-307,917								716,889	716,889
Shareholders' equity	**4,274,637**	**-**	**4,274,637**	**-**	**-307,917**	**60,570**	**-**	**-**	**-**	**-**	**-**	**-**	**716,889**	**4,744,179**

1. Stocks Options, Performance Shares and Restricted Shares
2. Special revaluation laws and other
3. Amounts in columns "Changes in reserves", "Net profit or loss 2007", "Shareholders' equity as at 31.12.2007" are different from those published due to completion of PPA ("Purchase Price Allocation").

Consolidated Accounts (Continued)

Cash Flow Statement

Consolidated Cash Flow Statement

	DECEMBER 2008	DECEMBER 2007
A. OPERATING ACTIVITIES		
1. Operations	10,646,198	14,222,071
- profit and loss of the period (+/-)	4,011,788	5,901,336
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities designated at fair value through profit and loss (+/-)	1,205,978	830,087
- capital gains/losses on hedging operations (+/-)	- 16,685	- 18,966
- net write-offs/write-backs due to impairment (+/-)	3,012,576	3,693,560
- net write-offs/write-backs on tangible and intangible assets (+/-)	2,367,433	1,371,160
- provisions and other incomes/expenses (+/-)	617,243	349,293
- not cashed net premiums (-)	2,971	5,507
- other not collected incomes and expenses from insurance activities	- 4,345	- 5,885
- not paied tax (+)	- 160,384	1,236,291
- not disbursed tax (+)	- 390,377	859,688
2. Liquidity generated/absorbed by financial assets	- 36,798,417	- 47,294,551
- financial assets held for trading	- 3,242,313	- 5,839,983
- financial assets at fair value	- 1,360,205	745,581
- available-for-sale financial assets	- 1,709,914	20,560
- loans and receivables with banks	17,523,068	- 9,649,800
- loans and receivables with customers	- 47,332,783	- 24,892,704
- other assets	- 676,270	- 7,678,205
3. Liquidity generated/absorbed by financial liabilities	32,658,475	48,343,460
- deposits from banks	18,093,010	299,385
- deposits from customers	5,173,161	33,947,195
- debt certificates including bonds	- 37,725,937	- 448,548
- financial liabilities held for trading	51,988,395	5,210,502
- financial liabilities designated at fair value	- 304,254	3,698,568
- other liabilities	- 4,565,900	5,636,358
Net liquidity generated/absorbed by operating activities	6,506,256	15,270,980
B. INVESTMENT ACTIVITIES		
1. Liquidity generated by:	10,463,504	9,517,371
- sales of equity investments	706,048	232,527
- collected dividends on equity investments	222,652	190,616
- sales of financial assets held to maturity	6,719,820	7,854,897
- sales of tangible assets	662,702	255,148
- sales of intangible assets	169,037	290,533
- sales of subsidiaries and divisions	1,983,245	693,650
2. Liquidity absorbed by:	- 16,233,246	- 17,881,825
- purchases of equity investments	- 573,035	- 61,421
- purchases of financial assets held to maturity	- 12,157,523	- 8,300,224
- purchases of tangible assets	- 1,486,692	- 7,018,499
- purchases of intangible assets	- 410,016	- 635,206
- purchases of subsidiaries and divisions	- 1,605,980	- 1,866,475
Net liquidity generated/absorbed by investment activities	- 5,769,742	- 8,364,454
C. FUNDING ACTIVITIES		
- issue/purchase of treasury shares	- 221,551	23,137
- issue/purchase of equity instruments	-	-
- distribution of dividends and other scopes	- 3,443,413	- 2,497,929
NET LIQUIDITY GENERATED/ABSORBED BY FUNDING ACTIVITIES	- 3,664,964	- 2,474,792
NET LIQUIDITY GENERATED/ABSORBED DURING THE YEAR	- 2,928,450	4,431,734

LEGENDA: (+) generated ; (-) absorbed

Riconciliation

	DECEMBER 2008	DECEMBER 2007
Cash and cash equivalents at the beginning of the year	**11,072,942**	**5,680,703**
Cash and cash equivalents Capitalia Group	-	976,166
Net liquidity generated/absorbed during the year	- 2,928,450	4,431,734
Cash and cash equivalents: effect of exchange rate variations	- 492,046	- 15,661
Cash and cash equivalents at the end of the year	**7,652,446**	**11,072,942**

2007 Cash flow statement figures don't include former Capitalia Group, while Reconcliation shows a specific row "Cash and cash equivalents Capitalia Group". Furthermore, some figures which have no impact on "Net liquidity generated/absorbed during the year" are different from those published last year due to PPA ("Purchase Price Allocation").

Notes to the Consolidated Accounts

Notes to the Consolidated Accounts

Part A) Accounting Policies

Notes to the Consolidated Accounts

Part A) Accounting Policies

A1) General

Section 1 - Statement of Compliance with IFRS

These consolidated Accounts have been compiled according to the accounting principles issued as at December 31, 2008 by the International Accounting Standards Board (IASB), including all interpretations of SIC and IFRIC, endorsed by the European Commission, as provided for by the European Union Regulation no. 1606/2002, which was transposed in Italian law by the Legislative Decree no. 38 dated February 28, 2005 (see Section 5 - Other matters).

This report is part and parcel of the Annual Financial Statements under section 154-ter, paragraph 1 of the Single Finance Act (TUF, Leg. Decree no. 58 dated 24/2/1998).

Banca d'Italia, whose powers as per LD #87/92 in relation to banks' and regulated financial companies' Accounts were confirmed in the above-mentioned LD, laid down the formats for the Accounts and the Notes to the Accounts in its circular #262 dated December 22, 2005.

Section 2 - Preparation Criteria

As mentioned above, these Accounts have been prepared in accordance with the IFRS endorsed by the European Commission. The following documents were used to interpret and support the application of IFRS (albeit not endorsed by the EC):
- Framework for the Preparation and Presentation of Financial Statements issued by the IASB in 2001;
- Implementation Guidance, Basis for Conclusions, IFRIC and any other documents prepared by the IASB or IFRIC (International Financial Reporting Interpretations Committee) supplementing IFRS;
- Interpretative documents on the application of IFRS in Italy prepared by the Organismo Italiano di Contabilità (OIC) and Associazione Bancaria Italiana (ABI).

The consolidated accounts comprise the Balance Sheet, the Income Statement, the Statement of Changes in Shareholders' Equity, the Cash Flow Statement (compiled using the indirect method), the Notes to the Accounts and annexes, accompanied by the Directors' Report on Operations.

Figures are given in **thousands of euros.**

The business combination with Capitalia Group became effective as from October 1st, 2007, with the merger by absorption of Capitalia S.p.A. into UniCredit S.p.A. Therefore income statement data as at December 31, 2007 include the results of former Capitalia Group Companies for the period from October 1st to December 31, 2007. For a comparison of the results as at December 31, 2008 with those of the restated 2007 Accounts including former Capitalia Group Companies, please see the Annual Review, where condensed accounts are used, of which the reconciliation to official accounts is presented in Annex 1.

As noted in the Report on Operations, these Accounts were compiled on the assumption that they should present a continuing business. At present there is no uncertainty as to the Company's ability to continue its business operations as envisaged by IAS 1. Measurement criteria are therefore in accordance with this assumption and with the principles of competence, relevance and materiality in financial statements and the priority of economic substance over juridical form. These principles are unchanged from 2007.

Items at December 31, 2007 Reclassified

PPA (Purchase Price Allocation)

The first consolidation of the former Capitalia Group was performed, according to the requirements of IFRS 3 – Business Combinations, by allocating the purchase price at the fair value of acquired assets, liabilities and contingent liabilities.. The initial accounting recognition of the business combination in 2007 consolidated accounts was calculated only temporarily. The purchase price allocation was completed within 12 months as required by IFRS 3. Changes in the fair value of acquired assets, liabilities and contingent liabilities, which had been previously recognized, determined the need to adjust balance sheet figures of the former Capitalia Group, which have been considered in the 2007 first consolidation, and consequently of balance sheet figures and income statement figures as at December 31, 2007 used for comparative purposes, as described in part G of these notes to the consolidated accounts.

Leasing

Further to instructions received from Banca d'Italia treatment of leases of 'assets under construction' and 'assets awaiting lease' has changed. This reclassification was also made with reference to the balances at December 31, 2007. See also A2) "The Main Items of the Accounts".

Mediobanca

With reference to the Mediobanca S.p.A. shares from Capitalia, in accordance with the recognized change in the subsidiary's governance structures, these were reclassified from item 40, "Available for sale financial assets", to item 100, "Equity investments". This reclassification was also made with reference to the balances at December 31, 2007, in accordance with IFRS.

Risk and uncertainty due to use of estimanted figures

The IFRSs require that management provide valuations, estimates and projections with a bearing on the application of accounting principles and the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience and other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources.

Estimated figures have been used for the recognition of the largest value-based items in the consolidated Accounts at December 31, 2008, as required by the accounting standards and regulations above detailed. These estimates are largely based on calculations of future recoverability of the values recognized in the Accounts under the rules contained in current legislation and were made assuming the continuity of the business, i.e. without considering the possibility of the forced sale of the items so valued.

The processes adopted support the values recognized at December 31, 2008. Valuation was particularly complex given the current macro-economic and market situation, which evince unusual volatility in all the financial data indispensable for valuation, and the consequent difficulty in making performance forecasts, even for the short term, in relation to the mentioned financial parameters which significantly affect estimates.

The parameters and information used to check the mentioned values were therefore significantly affected by the above factors, which could change rapidly in ways that cannot currently be foreseen, such that further effects on future balance-sheet values cannot be ruled out.

Estimates and projections are regularly reviewed. Any changes arising from these reviews are recognized in the period in which they are carried out, provided that they concern that period. If the reappraisal concerns both current and future periods it is recognized in both current and future periods as appropriate.

Part A) Accounting Policies (Continued)

Section 3 - Consolidation Procedures and Scope

The following were the consolidation procedures and principles adopted in drawing up the consolidated accounts as at December 31, 2008.

Consolidated accounts

For the preparation of the consolidated accounts the following sources were used:

- UniCredit SpA Accounts (draft) as at December 31, 2008.
- The draft Accounts as at December 31, 2008 of other fully consolidated subsidiaries (excluding those indicated in the next bullet point) duly condensed and adjusted in order to take account of consolidation needs and, where necessary, to align them to the IAS/IFRS. If the drafts had not been approved yet at the date of preparation of the Accounts, the Q4 results authorized by the appropriate corporate bodies were used, and then they were checked against the relevant accounts subsequently approved.
- For the companies belonging to the Leasing Sub-Group and reporting to UniCredit Global Leasing SpA:
  - The sub-consolidated accounts of Austrian subsidiaries, i.e. UniCredit Leasing GMBH (former Bank Austria Creditanstalt Leasing GMBH) and its subsidiaries.
  - The sub-consolidated accounts of the CEE subsidiaries, i.e. all direct and indirect subsidiaries of the Parent Company UniCredit Global Leasing SpA located in CEE countries.
  - The draft Accounts of Locat SpA and its subsidiaries.

Balance Sheet items in foreign currencies are converted at closing exchange rates; the average exchange rate for the year is used for the profit and loss account, which is considered a valid approximation of the rate of exchange at the date of the transaction.

The accounts and explanatory notes of the main fully consolidated subsidiaries prepared under IFRS are subject to audit by leading audit companies.

Subsidiaries

Subsidiaries are entities of which:

- The Parent owns, directly or indirectly through subsidiaries, more than half of the voting power unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
- The Parent owns half or less of the voting power and has:
  - power over more than half of the voting rights by virtue of an agreement with other investors;
  - power to govern the financial and operating policies of the entity under a statute or an agreement;
  - power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
  - power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The existence and effect of potential voting rights that are currently exercisable or convertible, are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

The list of subsidiaries also includes any special purpose entities as required by SIC 12.

SIC 12 requires UniCredit to consolidate special purpose entities, provided that, in substance, the majority of the risks and rewards incident to the activities of these special purpose entities is attributable to the Bank or, in substance, the Bank controls the special purpose entities. An interest in the equity capital of the special purpose entities is immaterial in this regard. Thus the consolidation of special purpose entities in accordance with SIC 12 has the same effect as full consolidation. Equity interests held by third parties in a special purpose entity consolidated by the Bank in accordance with SIC 12 are recognized under minority interest.

The carrying amount of an investment in a fully or proportionately consolidated entity held by the Parent or another Group company is eliminated against the recognition of the subsidiary's assets and liabilities as well as the Group's portion of equity of the subsidiary.

Intragroup balances, transactions, income and expenses are eliminated in full or proportionately, in accordance with the consolidation procedures adopted.

A subsidiary's income and expenses are included in consolidation from the date the Parent acquires control. On disposal of a subsidiary, its income and expenses are consolidated up to the date of disposal, i.e., when the Parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and the carrying amount of its net assets is recognised in item 270 "Gains (Losses) on disposal of investments" in profit and loss.

Minority interests are recognised in the consolidated balance sheet item 210 "Minorities" separately from liabilities and Parent shareholders' equity. Minority interests in the profit or loss of the Group are separately disclosed under item 330 of the consolidated profit and loss account.

On first-time consolidation, subsidiaries are measured at fair value as at the acquisition date, i.e. at the cost of obtaining control of the subsidiary inclusive of ancillary costs.

Associates

These are entities over which an investor has significant influence, and which is neither a subsidiary nor an interest in a joint venture. It is presumed that the investor has significant influence if the investor holds, directly or indirectly, at least 20 per cent of the voting power of an investee.

Investments in associates are recognised using the equity method. The carrying amount includes goodwill (less any impairment loss). The investor's share of the profit and loss of the investee after the date of acquisition is recognised in item 240 "Profit (Loss) of associates" in profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

If the investor's share of an associate's losses is equal to or more than its carrying amount, no further losses are recognised, unless the investor has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits on transactions with associates are eliminated to the extent of the Group's interest. Unrealised losses are likewise eliminated, unless the transactions show evidence of impairment of the assets exchanged.

Joint Ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Interests in joint ventures are recognised using proportionate consolidation.

Notes to the Consolidated Accounts (Continued)

Part A) Accounting Policies (Continued)

The following table shows the companies included in the scope of consolidation.

Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation)

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
A. COMPANY					
A.1 Line by line method					
UNICREDIT SPA	**ROME**		CAPOGRUPPO		
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH	1	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	66.67	
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH	1	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	100.00	98.11
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH	1	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	100.00	98.11
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	98.11
AI BETEILIGUNG GMBH	WIEN	1	UNICREDIT CAIB AG	100.00	
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH	1	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	100.00	
ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG	1	UNICREDIT GLOBAL LEASING SPA	100.00	
ALLEGRO LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
ALLIB LEASING S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
ALLIB NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT GLOBAL LEASING SPA	100.00	
ALLIB ROM S.R.L.	BUCHAREST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
ALMS LEASING GMBH.	SALZBURG	1	UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
ALPINE CAYMAN ISLANDS LTD. (ex UNICREDIT BANK CAYMAN ISLANDS LTD.)	GEORGE TOWN	1	UNICREDIT BANK AUSTRIA AG (ex BANK AUSTRIA CREDITANSTALT AG)	100.00	
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
ANI LEASING IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.01	
			UNICREDIT GLOBAL LEASING SPA	89.99	
ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	1.15	
			HVB IMMOBILIEN AG	93.85	
ARABELLA FUNDING LTD. (JERSEY)	JERSEY	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
ARTIST MARKETING ENTERTAINMENT GMBH	WIEN	1	MY BETEILIGUNGS GMBH	100.00	
AS UNICREDIT BANK	RIGA	1	UNICREDIT BANK AUSTRIA AG (ex BANK AUSTRIA CREDITANSTALT AG)	100.00	
ASPRA FINANCE SPA	MILAN	1	UNICREDIT SPA	100.00	
ASSET MANAGEMENT GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG (ex BANK AUSTRIA CREDITANSTALT AG)	100.00	
ATF BANK KYRGYZSTAN OJSC	BISHKEK	1	JSC ATF BANK	95.84	
ATF CAPITAL B.V.	ROTTERDAM	1	JSC ATF BANK	100.00	
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	90.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
AUFBAU DRESDEN GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
AUSTRIA LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.40	
			GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.40	99.60
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
AWT HANDELS GESELLSCHAFT M.B.H.	WIEN	1	AWT INTERNATIONAL TRADE AG	100.00	
AWT INTERNATIONAL TRADE AG	WIEN	1	UNICREDIT BANK AUSTRIA AG (ex BANK AUSTRIA CREDITANSTALT AG)	100.00	
BA- ALPINE HOLDINGS, INC.	WILMINGTON	1	ALPINE CAYMAN ISLANDS LTD. (ex UNICREDIT BANK CAYMAN ISLANDS LTD.)	100.00	
BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG	1	UNICREDIT GLOBAL LEASING SPA	94.90	
BA CA SECUND LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BA CREDITANSTALT BULUS EOOD	SOFIA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BA/CA-LEASING BETEILIGUNGEN GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BA/CA-LEASING FINANZIERUNG GMBH	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	100.00	
BAC FIDUCIARIA SPA	DOGANA	1	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	100.00	
BA-CA ADAGIO LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BA-CA ADMINISTRATION SERVICES GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG (ex BANK AUSTRIA CREDITANSTALT AG)	100.00	
BA-CA ANDANTE LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BACA BARBUS LEASING DOO	LJUBLJANA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA CENA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BACA CHEOPS LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BA-CA CONSTRUCTION LEASING OOO	ST. PETERSBURG	1	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	100.00	
BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN	1	ALPINE CAYMAN ISLANDS LTD. (ex UNICREDIT BANK CAYMAN ISLANDS LTD.)	100.00	
BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN	1	ALPINE CAYMAN ISLANDS LTD. (ex UNICREDIT BANK CAYMAN ISLANDS LTD.)	100.00	
BACA GIOCONDO NEKRETNINE D.O.O., SARAJEVO	SARAJEVO	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA HYDRA LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BA-CA INFRASTRUCTURE FINANCE ADVISORY GMBH	WIEN	1	ZETA FUNF HANDELS GMBH	100.00	
BACA KOMMUNALLEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BACA LEASING ALFA S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA LEASING CARMEN GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BA-CA LEASING DREI GARAGEN GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BACA LEASING GAMA S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BA-CA LEASING MODERATO D.O.O.	LJUBLJANA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA	1	UNICREDIT GLOBAL LEASING SPA	100.00	

Notes to the Consolidated Accounts (Continued)

Part A) Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	WIEN	1	CALG IMMOBILIEN LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG (ex BANK AUSTRIA CREDITANSTALT AG)	100.00	
BACA MINERVA LEASING GMBH	WIEN	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA MINOS LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BACA NEKRETNINE DOO	BANJA LUKA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA-CA PRESTO LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BACA ROMUS IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.01	
			UNICREDIT GLOBAL LEASING SPA	89.99	
BACAL ALPHA DOO ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACAL BETA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASA	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	75.00	
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	WARSAW	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BAL CARINA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BAL DEMETER IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BAL HESTIA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BAL HORUS IMMOBILIEN LEASING GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
BAL HYPNOS IMMOBILIEN LEASING GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
BAL LETO IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
BAL PAN IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BAL SOBEK IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BALEA SOFT GMBH & CO. KG	HAMBURG	1	HVB LEASING GMBH	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
BALEA SOFT VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	1	HVB LEASING GMBH	100.00	
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	BORGO MAGGIORE	1	UNICREDIT PRIVATE BANKING SPA	85.35	
BANCO DI SICILIA SPA (ex UNICREDIT SERVIZI RETAIL TRE SPA)	PALERMO	1	UNICREDIT SPA	100.00	
BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
BANK AUSTRIA GLOBAL INFORMATION SERVICES GMBH	WIEN	1	INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	20.00	
			UNICREDIT BANK AUSTRIA AG	80.00	
BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TSRSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BANK AUSTRIA REAL INVEST GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	94.95	
BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
BANK PEKAO SA	WARSAW	1	UNICREDIT SPA	59.28	
BANKHAUS NEELMEYER AG	BREMA	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
BANKING TRANSACTION SERVICES S.R.O.	PRAGUE	1	UNICREDIT BANK AUSTRIA AG	100.00	
BANKPRIVAT AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
BARODA PIONEER ASSET MANAGEMENT COMPANY LTD	MUMBAI	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	51.00	
BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	WIEN	1	CALG ANLAGEN LEASING GMBH	1.00	
			CALG IMMOBILIEN LEASING GMBH	99.00	
BAVARIA UNIVERSAL FUNDING CORP.(BUFCO)	DELAWARE	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
BAYERISCHE HYPO- UND VEREINSBANK AG	MUNICH	1	UNICREDIT SPA	100.00	
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
BDK CONSULTING	LUCK	1	UNICREDIT BANK LTD	100.00	
BDR ROME PRIMA IRELAND LTD	DUBLIN	1	UNICREDIT SPA	99.90	
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.15	
			HVB IMMOBILIEN AG	93.85	
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BLACK FOREST FUNDING CORP.	DELAWARE	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
BLUE CAPITAL EQUITY GMBH	HAMBURG	1	BLUE CAPITAL GMBH	100.00	
BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG	1	BLUE CAPITAL EQUITY GMBH	100.00	
BLUE CAPITAL FONDS GMBH	HAMBURG	1	BLUE CAPITAL GMBH	100.00	

Notes to the Consolidated Accounts (Continued)

Part A) Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
BLUE CAPITAL GMBH	HAMBURG	1	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	100.00	
BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	1	BLUE CAPITAL FONDS GMBH	100.00	
BODEHEWITT AG & CO. KG	GRUNWALD	1	BAYERISCHE HYPO- UND VEREINSBANK AG	72.25	
BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BOX 2004 S.P.A.	ROME	1	UNICREDIT SPA	100.00	
BREAKEVEN SRL	VERONA	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	100.00	
BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BULBANK LEASING EAD	SOFIA	1	UNICREDIT BULBANK AD	49.00	
			UNICREDIT GLOBAL LEASING SPA	51.00	
CA IB D.D.	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
CA IB INVEST D.O.O	ZAGREB	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
CA IB SECURITIES (UKRAINE) AT	KIEV	1	UNICREDIT CAIB AG	100.00	
CABET-HOLDING-AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	CABET-HOLDING-AKTIENGESELLSCHAFT	100.00	
CAC REAL ESTATE, S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CAC-IMMO SRO	CESKE BUDEJOVICE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING EURO, S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING OVUS S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING PRAHA S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING SENIOREN PARK GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CALG 307 MOBILIEN LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
CALG 443 GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			CALG IMMOBILIEN LEASING GMBH	1.00	
CALG 451 GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
CALG ANLAGEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH	1	CALG ANLAGEN LEASING GMBH	99.90	100.00
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
CALG GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
CALG HOTELGRUNDSTUCKVERWALTUNG GRUNDUNG 1986 GMBH	WIEN	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CALG IMMOBILIEN LEASING GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CARD COMPLETE SERVICE BANK AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	50.10	
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW	1	BANK PEKAO SA	100.00	
CENTAR KAPTOL DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
CENTRUM KART SA	WARSAW	1	BANK PEKAO SA	100.00	
CHARADE LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
CHEFREN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
CJSC BANK SIBIR	OMSK CITY	1	JSC ATF BANK	100.00	
COMMUNA - LEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	99.80	100.00
CONTRA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			JAUSERN-LEASING GESELLSCHAFT M.B.H.	25.00	
CORDUSIO SOCIETÀ FIDUCIARIA PER AZIONI	MILAN	1	UNICREDIT PRIVATE BANKING SPA	100.00	
CUKOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
DAB BANK AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	76.36	
DEBO LEASING IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.01	
			UNICREDIT GLOBAL LEASING SPA	89.99	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	

Notes to the Consolidated Accounts (CONTINUED)

Part A) Accounting Policies (CONTINUED)

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	WIEN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
DIREKTANLAGE.AT AG	SALZBURG	1	DAB BANK AG	100.00	
DLB LEASING, S.R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
DOMUS BISTRO GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
DOMUS CLEAN REINIGUNGS GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
DOMUS FACILITY MANAGEMENT GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	100.00	
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
ENDERLEIN & CO. GMBH	BIELEFELD	1	PLANETHOME AG	100.00	
ENTASI SRL	ROME	1	UNICREDIT SPA	100.00	
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	100.00	
EUROFINANCE 2000 SRL	ROME	1	UNICREDIT SPA	100.00	
EURO-IMMOPROFIL	MUNICH	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO OEG	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.30	
EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST	1	EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	99.60	
			PIONEER INVESTMENT FUND MANAGEMENT LIMITED	0.40	
EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	BUDAPEST	1	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	100.00	
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
FACTORBANK AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
FINANSE PLC.	LONDON	1	BANK PEKAO SA	100.00	
			HOLDING SP.Z.O.O.	...	

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
FINECO CREDIT S.P.A.	MILAN	1	UNICREDIT BANCA PER LA CASA SPA	100.00	
FINECO LEASING S.P.A.	BRESCIA	1	UNICREDIT SPA	100.00	
FINECO PRESTITI S.P.A.	MILAN	1	UNICREDIT CONSUMER FINANCING BANK SPA	100.00	
FINECO VERWALTUNG AG	FRANKFURT	1	UNICREDIT SPA	100.00	
FINECOBANK SPA	MILAN	1	UNICREDIT SPA	100.00	
FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
FMZ SAVARIA SZOLGALTATO KFT	BUDAPEST	1	UNICREDIT LEASING KFT	75.00	
FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
FOLIA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
FONDO SIGMA	ROME	4	UNICREDIT SPA	100.00	(3)
FUGATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	CALG ANLAGEN LEASING GMBH	99.00	100.00
GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
GELDILUX-TS-2005 S.A.	LUXEMBOURG	4	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	100.00	(3)
GELDILUX-TS-2007 S.A.	LUXEMBOURG	4	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	100.00	(3)
GELDILUX-TS-2008 S.A.	LUXEMBOURG	4	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	100.00	(3)
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	37.30	37.50
			CALG IMMOBILIEN LEASING GMBH	37.50	
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
GEMMA VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	4	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100.00	6.00 (3)
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	100.00	
GLAMAS BETEILIGUNGSVERWALTUNGS GMBH & CO ALPHA KEG	WIEN	4	CALG IMMOBILIEN LEASING GMBH	...	33.33 (3)
			UNICREDIT LEASING (AUSTRIA) GMBH	99.80	66.67 (3)
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN	1	HVB PROJEKT GMBH	94.00	
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	

Notes to the Consolidated Accounts (Continued)

Part A) Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	98.24	
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	10.00	
			WEALTH MANAGEMENT CAPITAL HOLDING GMBH	90.00	
H.F.S. IMMOBILIENFONDS GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
H.F.S. LEASINGFONDS DEUTSCHLAND 7 GMBH & CO. KG	MUNICH	4	HVB PROJEKT GMBH	99.92	0.18 [3]
			WEALTHCAP REAL ESTATE MANAGEMENT GMBH	0.08	[3]
H.F.S. LEASINGFONDS DEUTSCHLAND 1 GMBH & CO. KG (IMMOBILIENLEASING)	MUNICH	4	HVB IMMOBILIEN AG	99.92	[3]
			WEALTHCAP REAL ESTATE MANAGEMENT GMBH	0.08	[3]
HAUS VIOLA SONNENBLUME SENIORENBETREUUNGSGESELLSCHAFT MBH & CO KEG	WIEN	1	BA-CA ADAGIO LEASING GMBH	...	33.33
			UNICREDIT LEASING (AUSTRIA) GMBH	99.80	66.67
HERKU LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
HOKA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
			WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	74.80	75.00
HOLDING SP.Z.O.O.	WARSAW	1	BANK PEKAO SA	100.00	
HONEU LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.66	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	24.89	
HVB - LEASING PLUTO KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB ALTERNATIVE ADVISORS LLC	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB ALTERNATIVE FINANCIAL PRODUCTS AG IN ABWICKLUNG	WIEN	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB ASSET MANAGEMENT HOLDING GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
HVB AUTO LEASING EOOD	SOFIA	1	HVB LEASING OOD	100.00	
HVB BANQUE LUXEMBOURG SOCIETE ANONYME	LUXEMBOURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL ASIA LIMITED	HONG KONG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC II	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC III	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC VI	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC VIII	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL PARTNERS AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
HVB CESAR D.O.O. BEOGRAD	BELGRADO	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
HVB FIERO LEASING OOD	SOFIA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB FUNDING TRUST II	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB FUNDING TRUST VIII	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	4.99	
HVB HONG KONG LIMITED	HONG KONG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB IMMOBILIEN AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB INFORMATION SERVICES GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB INVESTITIONSBANK GMBH	HAMBURG	1	HVB LEASING GMBH	100.00	
HVB INVESTMENTS (UK) LIMITED	CAYMAN ISLANDS	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB LEASING CPB D.O.O.	SARAJEVO	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB LEASING GMBH	HAMBURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB LEASING OOD	SOFIA	1	UNICREDIT BULBANK AD	10.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	90.00	
HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB PROJEKT GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
HVB SUPER LEASING EOOD	SOFIA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB TECTA GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
HVB U.S. FINANCE INC.	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB VERWA 4 GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB VERWA 4.4 GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING GARO KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING JUPITER KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	

Notes to the Consolidated Accounts (Continued)

Part A) Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING NANO KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING RUBIN KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING SMARAGD KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
HVB-LEASING ZAFIR KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVZ GMBH & CO. OBJEKT KG	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	100.00	
HYPERION IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.00	100.00
HYPO (UK) HOLDINGS LIMITED I.L.	LONDON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
			HVB IMMOBILIEN AG	...	
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
HYPOVEREINS IMMOBILIEN EOOD	SOFIA	1	UNICREDIT BULBANK AD	100.00	
HYPOVEREINSFINANCE N.V.	AMSTERDAM	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
I-FABER SPA	MILAN	1	UNICREDIT SPA	65.32	
IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN	1	ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	99.25	
			ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	0.25	
IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN	1	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	95.00	
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
INPROX CHOMUTOV, S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
INPROX KARLOVY VARY, S.R.O.	PRAGUE	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
INPROX KLADNO, S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
INPROX SR I., SPOL. S R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
INTERKONZUM DOO SARAJEVO	SARAJEVO	1	BACA GIOCONDO NEKRETNINE D.O.O., SARAJEVO	100.00	
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	94.00	
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.15	
			HVB IMMOBILIEN AG	93.85	
INTRO LEASING GESELLSCHAFT M.B.H.	WIEN	1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
IPSE 2000 S.P.A.	ROME	1	UNICREDIT SPA	50.00	
IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	PALERMO	1	BANCO DI SICILIA SPA	76.26	
ISB UNIVERSALE BAU GMBH	BRANDENBURGO	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
ISTRA GOLF DOO	UMAG	1	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	100.00	
ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	UMAG	1	ZAGREBACKA BANKA DD	71.80	
JAUSERN-LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
JOHA GEBAUDE-ERRICHTUNGS-UND VERMIETUNGSGESELLSCHAFT MBH	LEONDING	1	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	99.03	
JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	KIEV	1	PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	82.12	82.15
			UNICREDIT BANK AUSTRIA AG	12.35	
JSC ATF BANK	ALMATY CITY	1	UNICREDIT BANK AUSTRIA AG	99.60	99.86
KADMOS IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
KAMILLE SENIORENRESIDENZ IMMOBILIEN G.M.B.H. & CO. KEG	WIEN	1	BA-CA ADAGIO LEASING GMBH	...	33.33
			UNICREDIT LEASING (AUSTRIA) GMBH	99.80	66.66
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
KUNSTHAUS LEASING GMBH	WIEN	1	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
KYNESTE S.P.A.	ROME	1	UNICREDIT SPA	100.00	
LAGERMAX LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
LARGO LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
			VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	98.80	99.00
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.00	100.00
LEASFINANZ BANK GMBH	WIEN	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVERWALTUNG)	100.00	
LEASFINANZ GMBH	WIEN	1	LF BETEILIGUNGEN GMBH	100.00	
LEGATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
LF BETEILIGUNGEN GMBH	WIEN	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVERWALTUNG)	100.00	
LFL LUFTFAHRZEUG LEASING GMBH	HAMBURG	1	HVB LEASING GMBH	100.00	
LIMITED LIABILITY COMPANY B.A. REAL ESTATE	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
LINO HOTEL-LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
LIPARK LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00

Notes to the Consolidated Accounts (Continued)

Part A) Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
LOCALMIND SPA	MILAN	1	UNICREDIT SPA	95.76	
LOCAT CROATIA DOO	ZAGREB	1	UNICREDIT GLOBAL LEASING SPA	100.00	
LOWES LIMITED	NICOSIA	1	AI BETEILIGUNG GMBH	100.00	
M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	WIEN	1	UNICREDIT MOBILIEN LEASING GMBH	98.04	100.00
MARKETING ZAGREBACKE BANKE DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ	1	UNICREDIT PEGASUS LEASING GMBH	99.96	100.00
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
MC MARKETING GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
MC RETAIL GMBH	WIEN	1	MC MARKETING GMBH	100.00	
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
MM OMEGA PROJEKTENTWICKLUNGS GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
MOBILITY CONCEPT GMBH	UNTERHACHING	1	HVB LEASING GMBH	60.00	
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH	4	HVB PROJEKT GMBH	23.00	[3]
MOGRA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
MY BETEILIGUNGS GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	51.50	
			UNICREDIT LEASING (AUSTRIA) GMBH	6.00	
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
OCEAN BREEZE ENERGY GMBH & CO. KG	MUNICH	4	OCEAN BREEZE FINANCE S.A.	100.00	[3]
OCEAN BREEZE FINANCE S.A.	LUXEMBOURG	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	[3]
OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	86.12	100.00
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
OOO UNICREDIT LEASING	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
OPEN SAVING PENSIOON FUND OTAN JSC	ALMATY CITY	1	JSC ATF BANK	83.08	
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	HVB IMMOBILIEN AG	100.00	
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.60	99.80
			UNICREDIT LEASING (AUSTRIA) GMBH	0.20	
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
PEKAO AUTO FINANSE SA	WARSAW	1	PEKAO LEASING HOLDING S.A.	100.00	
PEKAO BANK HIPOTECZNY S.A.	WARSAW	1	BANK PEKAO SA	99.96	
			HOLDING SP.Z.O.O.	0.04	
PEKAO FAKTORING SP. ZOO	LUBLIN	1	BANK PEKAO SA	100.00	
PEKAO FINANCIAL SERVICES SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO FUNDUSZ KAPITALOWY SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO LEASING HOLDING S.A.	WARSAW	1	BANK PEKAO SA	80.10	
			UNICREDIT GLOBAL LEASING SPA	19.90	
PEKAO LEASING I FINANSE S.A.	WARSAW	1	PEKAO LEASING HOLDING S.A.	100.00	
PEKAO LEASING SP ZO.O.	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO PIONEER P.T.E. SA	WARSAW	1	BANK PEKAO SA	65.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	35.00	
PEKAO TELECENTRUM SP. ZOO	KRAKOW	1	BANK PEKAO SA	100.00	
PELOPS LEASING GESELLSCHAFT M.B.H.	WIEN	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	99.80	100.00
PENSIONSKASSE DER HYPO VEREINSBANK VVAG	MUNICH	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
PESTSZENTIMREI SZAKORVOSI RENDELO KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
PIANA LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	TEL AVIV	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ASSET MANAGEMENT AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ASSET MANAGEMENT S.A.I. S.A.	BUCHAREST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	96.03	
			UNICREDIT TIRIAC BANK S.A.	3.97	
PIONEER ASSET MANAGEMENT SA	LUXEMBOURG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER CZECH FINANCIAL COMPANY SRO	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER FUNDS DISTRIBUTOR INC	BOSTON	1	PIONEER INVESTMENT MANAGEMENT INC	100.00	
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN	1	UNICREDIT SPA	100.00	
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	

Notes to the Consolidated Accounts (Continued)

Part A) Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	MELBOURNE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT COMPANY AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT LLC	MOSCOW	1	PIONEER CZECH FINANCIAL COMPANY SRO	1.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	99.00	
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENTS AG	BERNA	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENTS AUSTRIA GMBH	WIEN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENTS KAPITALANLAGEGESELLSCHAFT MBH	MUNICH	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER PEKAO INVESTMENT FUND COMPANY SA (POLISH NAME: PIONEER PEKAO TFI SA)	WARSAW	1	PIONEER PEKAO INVESTMENT MANAGEMENT SA	100.00	
PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW	1	BANK PEKAO SA	49.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	51.00	
PLANETHOME AG	UNTERFOHRING	1	BAYERISCHE HYPO- UND VEREINSBANK AG	90.86	100.00
PLANETHOME GMBH	MANNHEIM	1	PLANETHOME AG	100.00	
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS OEG	WIEN	1	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	99.90	
			UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	0.10	
POLIMAR 13 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	1	UNICREDIT GLOBAL LEASING SPA	100.00	
POLIMAR 6 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	1	UNICREDIT GLOBAL LEASING SPA	100.00	
POMINVEST DD	SPLIT	1	ZAGREBACKA BANKA DD	88.66	88.95
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
POSATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	KIEV	1	UNICREDIT BANK AUSTRIA AG	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
QUERCIA FUNDING SRL	VERONA	1	UNICREDIT CORPORATE BANKING SPA	65.00	
QUERCIA SOFTWARE SPA	VERONA	1	UNICREDIT GLOBAL INFORMATION SERVICES SPA	100.00	
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	99.90	
REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	WARSAW	1	UNICREDIT GLOBAL LEASING SPA	100.00	
REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
REAL-RENT LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	90.00	
RONDO LEASING GMBH	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
ROSENKAVALIER 2008 GMBH	MUNICH	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
RWF REAL - WERT GRUNDSTUCKSVERMIETUNGSGESEL LSCHAFTM.B.H. & CO. OBJEKT	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.83	
			EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	0.17	
S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN	1	UNICREDIT CORPORATE BANKING SPA	100.00	
SALOME FUNDING LTD. (JERSEY)	DUBLIN	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	97.78	
			TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	2.22	
SCHOELLERBANK AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
SECA-LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BA-CA ADAGIO LEASING GMBH	...	33.33
			UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
SENIORENWOHNHEIM TROFAIACH GESELLSCHAFT MBH & CO KEG	LOEBEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	66.67
SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
SHOPPING CENTER GYOR ERRICHTUNGS- UND BETRIEBSGESELLSCHAFT M.B.H	BUDAPEST	1	BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	95.00	
			UNICREDIT GLOBAL LEASING EXPORT GMBH	5.00	

Part A) Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
SHS LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
SIA UNICREDIT INSURANCE BROKER	RIGA	4	SIA UNICREDIT LEASING	100.00	(3)
SIA UNICREDIT LEASING	RIGA	1	AS UNICREDIT BANK	49.00	
			UNICREDIT GLOBAL LEASING SPA	51.00	
SIGMA LEASING GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.40	99.60
			UNICREDIT LEASING (AUSTRIA) GMBH	0.40	
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	5.00	
			SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	95.00	
SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	PARIGI	1	UNICREDIT SPA	100.00	
SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) S.P.A.	ROME	1	UNICREDIT SPA	100.00	
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	94.90	
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
SONATA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	1.00	1.00
			UNICREDIT LEASING (AUSTRIA) GMBH	98.80	99.00
SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
SRQ FINANZPARTNER AG	BERLIN	1	DAB BANK AG	52.52	
STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	24.00	
			UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	75.80	76.00
STRUCTURED LEASE GMBH	GRUNWALD	1	HVB LEASING GMBH	100.00	
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	87.50	
T & P VASTGOED STUTTGART B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	87.50	
TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	WIEN	1	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	100.00	
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MUNICH	1	HVB TECTA GMBH	75.00	
TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	99.67	
TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA REAL INVEST GMBH	100.00	
TREVI FINANCE N. 2 S.P.A.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
TREVI FINANCE N. 3 S.R.L.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
TREVI FINANCE S.P.A.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURG	1	ISB UNIVERSALE BAU GMBH	100.00	
UNI IT SRL	LAVIS	1	UNICREDIT BUSINESS PARTNER SOCIETA PER AZIONI	51.00	
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
UNICREDIT (SUISSE) BANK SA	LUGANO	1	UNICREDIT PRIVATE BANKING SPA	100.00	
UNICREDIT AUDIT SPA	MILAN	1	UNICREDIT SPA	100.00	
UNICREDIT AUTO LEASING E.O.O.D.	SOFIA	1	UNICREDIT LEASING AD	100.00	
UNICREDIT BANCA DI ROME SPA	ROME	1	UNICREDIT SPA	100.00	
UNICREDIT BANCA PER LA CASA SPA	MILAN	1	UNICREDIT SPA	100.00	
UNICREDIT BANCA SPA	BOLOGNA	1	UNICREDIT SPA	100.00	
UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL	MILAN	1	UNICREDIT SPA	100.00	
UNICREDIT BANK AD BANJA LUKA	BANJA LUKA	1	UNICREDIT BANK AUSTRIA AG	90.93	
UNICREDIT BANK AUSTRIA AG	WIEN	1	UNICREDIT SPA	99.99	
UNICREDIT BANK CZECH REPUBLIC A.S.	PRAGUE	1	UNICREDIT BANK AUSTRIA AG	100.00	
UNICREDIT BANK DD	MOSTAR	1	UNICREDIT BANK AUSTRIA AG	24.40	24.29
			UNICREDIT SPA	3.27	3.28
			ZAGREBACKA BANKA DD	65.59	65.69
UNICREDIT BANK HUNGARY ZRT.	BUDAPEST	1	UNICREDIT BANK AUSTRIA AG	100.00	
UNICREDIT BANK IRELAND PLC	DUBLIN	1	UNICREDIT SPA	100.00	
UNICREDIT BANK LTD	LUCK	1	BANK PEKAO SA	100.00	
UNICREDIT BANK SERBIA JSC	BELGRADO	1	UNICREDIT BANK AUSTRIA AG	99.92	
UNICREDIT BANK SLOVAKIA AS	BRATISLAVA	1	UNICREDIT BANK AUSTRIA AG	99.03	
UNICREDIT BANKA SLOVENIJA D.D.	LJUBLJANA	1	UNICREDIT BANK AUSTRIA AG	99.99	
UNICREDIT BROKER D.O.O	ZAGREB	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	20.00	
			UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	80.00	
UNICREDIT BROKER S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	19.68	
			UNICREDIT LEASING SLOVAKIA A.S.	80.32	
UNICREDIT BROKER SPA	MILAN	1	UNICREDIT CORPORATE BANKING SPA	100.00	
UNICREDIT BULBANK AD	SOFIA	1	UNICREDIT BANK AUSTRIA AG	92.08	
			UNICREDIT SPA	...	
UNICREDIT BUSINESS PARTNER SOCIETA PER AZIONI	COLOGNO MONZESE	1	UNICREDIT SPA	100.00	
UNICREDIT CA IB ROMENIA SRL	BUCHAREST	1	UNICREDIT CAIB AG	99.97	
			UNICREDIT CAIB SLOVAKIA, A.S.	0.03	
UNICREDIT CAIB AG	WIEN	1	BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	100.00	
UNICREDIT CAIB CZECH REPUBLIC AS	PRAGUE	1	UNICREDIT CAIB AG	100.00	

Notes to the Consolidated Accounts (Continued)

Part A) Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
UNICREDIT CAIB HUNGARY LTD	BUDAPEST	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB POLAND S.A.	WARSAW	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SECURITIES UK LTD.	LONDON	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SERBIA LTD BELGRADE	BELGRADO	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SLOVAKIA, A.S.	BRATISLAVA	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SLOVENIJA DOO	LJUBLJANA	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB UK LTD.	LONDON	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CONSUMER FINANCING AD	SOFIA	1	UNICREDIT BULBANK AD	49.90	
			UNICREDIT CONSUMER FINANCING BANK SPA	50.10	
UNICREDIT CONSUMER FINANCING BANK SPA	MILAN	1	UNICREDIT SPA	100.00	
UNICREDIT CORPORATE BANKING SPA	VERONA	1	UNICREDIT SPA	100.00	
UNICREDIT CREDIT MANAGEMENT BANK SPA	VERONA	1	UNICREDIT SPA	100.00	
UNICREDIT CREDIT MANAGEMENT IMMOBILIARE S.P.A.	ROME	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	100.00	
UNICREDIT DELAWARE INC	DOVER	1	UNICREDIT SPA	100.00	
UNICREDIT FACTORING EAD	SOFIA	1	UNICREDIT BULBANK AD	100.00	
UNICREDIT FACTORING SPA	MILAN	1	UNICREDIT CORPORATE BANKING SPA	100.00	
UNICREDIT FLEET MANAGEMENT S.R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
UNICREDIT FLEET MANAGEMENT S.R.O.	BRATISLAVA	1	UNICREDIT LEASING SLOVAKIA A.S.	100.00	
UNICREDIT FUGGETLEN BIZTOSITASKOZVETITO KFT	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	25.20	
			UNICREDIT LEASING KFT	74.80	
UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	WIEN	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	99.80	100.00
UNICREDIT GLOBAL INFORMATION SERVICES SPA	MILAN	1	UNICREDIT SPA	100.00	
UNICREDIT GLOBAL LEASING EXPORT GMBH	WIEN	1	UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	100.00	
UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	WIEN	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT GLOBAL LEASING SPA	MILAN	1	UNICREDIT BANK AUSTRIA AG	32.59	
			UNICREDIT SPA	67.41	
UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	WIEN	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT INGATLANLIZING ZRT	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT INSURANCE BROKER OOD	SOFIA	1	HVB LEASING OOD	80.00	
			UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	20.00	
UNICREDIT INSURANCE BROKER SRL	BUCHAREST	1	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	99.80	
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBOURG	1	UNICREDIT SPA	100.00	
UNICREDIT IRELAND FINANCIAL SERVICES PLC	DUBLIN	1	UNICREDIT BANK IRELAND PLC	100.00	
UNICREDIT JELZALOGBANK ZRT.	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	100.00	
UNICREDIT KFZ LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100.00	
UNICREDIT LEASING (AUSTRIA) GMBH	WIEN	1	UNICREDIT GLOBAL LEASING SPA	99.98	100.00
UNICREDIT LEASING AD	SOFIA	1	UNICREDIT BULBANK AD	49.00	
			UNICREDIT GLOBAL LEASING SPA	51.00	
UNICREDIT LEASING AUTO BULGARIA EOOD	SOFIA	1	BULBANK LEASING EAD	100.00	
UNICREDIT LEASING CORPORATION IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING SPA	80.00	
			UNICREDIT TIRIAC BANK S.A.	20.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGREB	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT LEASING CZ, A.S.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING D.O.O.	SARAJEVO	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING FLEET MANAGEMENT S.R.L.	BUCHAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.00	
			UNICREDIT GLOBAL LEASING SPA	90.00	
UNICREDIT LEASING FUHRPARKMANAGEMENT GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT LEASING HUNGARY ZRT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	2.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	98.00	
UNICREDIT LEASING IMMOTRUCK ZRT.	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
UNICREDIT LEASING KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING LUNA KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	80.00	
UNICREDIT LEASING MARS KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	80.00	
UNICREDIT LEASING REAL ESTATE S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING ROMENIA IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
			UNICREDIT TIRIAC BANK S.A.	...	
UNICREDIT LEASING S.P.A.	BOLOGNA	1	UNICREDIT GLOBAL LEASING SPA	90.84	
			UNICREDIT SPA	9.16	
UNICREDIT LEASING SLOVAKIA A.S.	BRATISLAVA	1	UNICREDIT BANK SLOVAKIA AS	19.90	
			UNICREDIT GLOBAL LEASING SPA	71.30	
			UNICREDIT LEASING CZ, A.S.	8.80	
UNICREDIT LEASING SRBIJA D.O.O. BEOGRAD	BELGRADO	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING TOB	KIEV	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING URANUS KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	80.00	
UNICREDIT LEASING, LEASING, D.O.O.	LJUBLJANA	1	UNICREDIT BANKA SLOVENIJA D.D.	3.63	
			UNICREDIT GLOBAL LEASING SPA	96.37	
UNICREDIT LUNA LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBOURG	1	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	99.93	100.00
UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	ROME	1	UNICREDIT SPA	100.00	
UNICREDIT MERCHANT S.P.A.	ROME	1	UNICREDIT SPA	100.00	
UNICREDIT MOBILIEN LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
UNICREDIT PARTNER D.O.O BEOGRAD	BELGRADO	1	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	100.00	
UNICREDIT PARTNER LLC	KIEV	4	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	100.00	[3]
UNICREDIT PEGASUS LEASING GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
UNICREDIT POIJIST'OVACI MAKLERSKA SPOL. S R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
UNICREDIT POLARIS LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
UNICREDIT PRIVATE BANKING SPA	TURIN	1	UNICREDIT SPA	100.00	
UNICREDIT REAL ESTATE ADVISORY SRL	VERONA	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	51.00	
UNICREDIT REAL ESTATE SPA	GENOVA	1	UNICREDIT SPA	100.00	
UNICREDIT RENT D.O.O. BEOGRAD	BELGRADO	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT SECURITIES INTERNATIONAL LIMITED	NICOSIA	1	AI BETEILIGUNG GMBH	100.00	

Notes to the Consolidated Accounts (Continued)

Part A) Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
UNICREDIT TECHRENT LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
UNICREDIT TIRIAC BANK S.A.	BUCHAREST	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	0.01	
			BANK AUSTRIA-CEE BETEILIGUNGS GMBH	0.01	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.01	
			UNICREDIT BANK AUSTRIA AG	50.56	
			UNICREDIT LEASING (AUSTRIA) GMBH	0.01	
			UNICREDIT LEASING ROMENIA IFN S.A.	...	
UNICREDIT ZAVAROVALNO ZASTOPINSKA DRUZBA DOO	LJUBLJANA	4	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	100.00	(3)
UNICREDIT ZEGA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
UNICREDIT-LEASING HOMONNA INGATLNHASZNOSITO KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT-LEASING HOSPES KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT-LEASING NEPTUNUS KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	96.35	
UNICREDIT-LEASING SATURNUS KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK	1	UNICREDIT SPA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK	1	UNICREDIT SPA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC III	100.00	
UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC IV	100.00	
UNICREDITO ITALIANO FUNDING LLC I	DOVER	1	UNICREDIT SPA	100.00	
UNICREDITO ITALIANO FUNDING LLC II	DOVER	1	UNICREDIT SPA	100.00	
UNICREDITO ITALIANO FUNDING LLC III	DELAWARE	1	UNICREDIT SPA	100.00	
UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE	1	UNICREDIT SPA	100.00	
UNIMANAGEMENT SRL	TURIN	1	UNICREDIT SPA	100.00	
UNIVERSALE BUCHHOLZ GBR	BERLIN	1	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	33.33	
			UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	66.17	
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
UNIVERSALE INTERNATIONAL POLAND SP.ZO.O.	WARSAW	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.57	
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.43	
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.69	
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.31	
UNIVERSALE INTERNATIONAL REALITATEN GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
UPI POSLOVNI SISTEM DOO	SARAJEVO	1	UNICREDIT BANK DD	48.80	
			ZANE BH DOO	20.63	
V.M.G. VERMIETUNGSGESELLSCHAFT MBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
VANDERBILT CAPITAL ADVISORS LLC	NEW YORK	1	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	100.00	
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	70.00	
WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
WEALTH MANAGEMENT CAPITAL HOLDING GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
WEALTHCAP INVESTORENBETREUUNG GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
WEALTHCAP PEIA MANAGEMENT GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			WEALTH MANAGEMENT CAPITAL HOLDING GMBH	94.00	
WEALTHCAP REAL ESTATE MANAGEMENT GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
XELION DORADCY FINANSOWI SP. ZOO	WARSAW	1	BANK PEKAO SA	50.00	
			UNICREDIT SPA	50.00	
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00

Notes to the Consolidated Accounts (CONTINUED)

Part A) Accounting Policies (CONTINUED)

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING KSI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.80	
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.80	
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.80	
Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
ZABA TURIZAM DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZAGREB NEKRETNINE DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZAGREBACKA BANKA DD	ZAGREB	1	UNICREDIT BANK AUSTRIA AG	84.21	84.44
ZANE BH DOO	SARAJEVO	1	ZAGREB NEKRETNINE DOO	100.00	
ZAO IMB-LEASING	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
ZAO LOCAT LEASING RUSSIA	MOSCOW	1	UNICREDIT GLOBAL LEASING SPA	32.99	
			UNICREDIT LEASING S.P.A.	67.01	
ZAO UNICREDIT ATON	MOSCOW	1	AI BETEILIGUNG GMBH	99.50	
			UNICREDIT SECURITIES INTERNATIONAL LIMITED	0.50	
ZAO UNICREDIT BANK	MOSCOW	1	UNICREDIT BANK AUSTRIA AG	100.00	
ZB INVEST DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZETA FUNF HANDELS GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognised using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY HOLDING	HOLDING %	VOTING RIGHTS[2]
A.2 COMPANIES RECOGNISED USING PROPORTIONATE CONSOLIDATION					
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	WIEN	7	ASSET MANAGEMENT GMBH	...	
			PIONEER INVESTMENTS AUSTRIA GMBH	...	
			UNICREDIT BANK AUSTRIA AG	49.99	
KOC FINANSAL HIZMETLER AS	ISTANBUL	7	UNICREDIT BANK AUSTRIA AG	50.00	
ORBIT ASSET MANAGEMENT LIMITED	HAMILTON	7	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	50.00	
STICHTING CUSTODY SERVICES KBN	AMSTERDAM	7	YAPI KREDI BANK NEDERLAND NV	40.90	
TLX SPA	MILAN	7	UNICREDIT SPA	50.00	
UNICREDIT MENKUL DEGERLER AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	50.00	
YAPI KREDI AZERBAIJAN	BAKU	7	YAPI KREDI FINANSAL KIRALAMA AO	0.04	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.04	
			YAPI VE KREDI BANKASI AS	40.82	
YAPI KREDI BANK NEDERLAND NV	AMSTERDAM	7	YAPI KREDI HOLDING BV	13.40	
			YAPI VE KREDI BANKASI AS	27.50	
YAPI KREDI EMEKLILIK AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	0.02	
			YAPI KREDI SIGORTA AS	38.40	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.02	
			YAPI VE KREDI BANKASI AS	...	
YAPI KREDI FAKTORING AS	ISTANBUL	7	YAPI KREDI FINANSAL KIRALAMA AO	...	
			YAPI VE KREDI BANKASI AS	40.88	
YAPI KREDI FINANSAL KIRALAMA AO	ISTANBUL	7	YAPI KREDI FAKTORING AS	...	
			YAPI VE KREDI BANKASI AS	40.43	
YAPI KREDI HOLDING BV	AMSTERDAM	7	YAPI VE KREDI BANKASI AS	40.90	
YAPI KREDI MOSCOW	MOSCOW	7	YAPI KREDI FINANSAL KIRALAMA AO	0.06	
			YAPI VE KREDI BANKASI AS	40.83	
YAPI KREDI PORTFOY YONETIMI AS	BARBAROS	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	35.70	
			YAPI VE KREDI BANKASI AS	5.17	
YAPI KREDI SIGORTA AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	3.25	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	4.90	
			YAPI VE KREDI BANKASI AS	30.27	
YAPI KREDI YATIRIM MENKUL DEGERLER AS	ISTANBUL	7	YAPI KREDI FINANSAL KIRALAMA AO	...	
			YAPI VE KREDI BANKASI AS	40.89	
YAPI KREDI YATIRIM ORTAKLIGI AS	ISTANBUL	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	18.39	
			YAPI VE KREDI BANKASI AS	4.54	
YAPI VE KREDI BANKASI AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	40.90	

(1) Type of relationship:
1= majority of voting rights at ordinary shareholders' meeting;
2= dominant influence at ordinary shareholders' meeting;
3= agreements with other shareholders;
4= other types of control;
5= centralised management pursuant to paragraph 1 of art. 26 of "legislative decree 87/92";
6= centralised management pursuant to paragraph 2 of art. 26 of "legislative decree 87/92";
7= joint control.

(2) Voting rights available in general meeting. Voting rights are disclosed only if different from the percentage of ownership.
(3) Compliant with SIC 12 the company is fully consolidated.

Notes to the Consolidated Accounts (Continued)

Part A) Accounting Policies (Continued)

Section 4 - Subsequent Events

No material events have occurred after the balance sheet date that would make it necessary to change any of the information given in the Consolidated Accounts. Please see the Report on Operations for a description of the major significant subsequent events that occurred after the balance-sheet date.

Section 5 - Other Matters

Since 2008 the following principles or accounting interpretations have become effective:
- IFRIC 11: IFRS 2 - Group and Treasury Share Transactions (transposed into EC regulation 611/2007);
- Amendments to IAS 39 and IFRS 7 "Reclassification of Financial Instruments" (transposed into EC regulation 1004/2008).

The interpretation of IFRIC 11 clarifies the accounting recognition of share based payments made with equity instruments issued by the Parent or by other Subsidiaries. In this respect we note that the Group has already been using accounting policies, in line with interpretation instructions, and therefore the adoption thereof did not affect the consolidated Accounts.

Changes to IAS 39 and IFRS 7 introduce the opportunity to condense financial assets "held for trading" and "held for sale" and require the disclosure of additional information on condensed assets. For a description of the implementation of these changes in the 2008 Accounts see Chapters 1 to 4 in Part A.2 relating to the main items and Part B) Assets.

The European Commission also transposed some accounting principles which have become effective after December 31, 2008, for which the Group did not avail itself of the possibility to implement them in advance.

These principles are:
- IAS 1: Presentation of Financial Statements (transposed into regulation EC 1274/2008);
- IAS 23: Borrowing costs (transposed into EC regulation 1260/2008);
- Amendments to IAS 32: Financial Instruments: Disclosure and Presentation and to IAS 1: Presentation of Financial Statements - (transposed into EC regulation 53/2009);
- Amendments to IFRS 1: First-time Adoption of IFRS and to IAS 27: Consolidated and Separate Financial Statements - Cost of an Investment in a Subsidiary, Jointly-Controlled Entity or Associate (transposed into EC regulation 69/2009);
- Amendment to IFRS 2: Share-Based Payment (transposed into EC regulation 1261/2008);
- IFRS 8: Operating Segments (transposed into EC regulation 1358/2007);
- IFRIC 13: Customer Loyalty Programmes (transposed into EC regulation 1262/2008);
- IFRIC 14: The limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (transposed into EC regulation 1263/2008);
- Improvements to IFRSs (transposed into EC regulation 70/2009).

The required changes are under examination. We do not in any case believe that these standards will have any significant impact on our income statement or balance sheet.

As at 31 December 2008 the IASB had issued or reviewed the following accounting principles:
- Amendments to IAS 27: Consolidated and Separate Financial Statements;
- Amendments to IAS 39: Financial Instruments - Eligible Hedged Items;
- Amendments to IAS 39: Reclassification of Financial Assets - Effective Date and Transition;
- IFRS 1: First-time Adoption of IFRS
- IFRS 3: Business Combinations;

- IFRIC 12: Service Concession Arrangements;
- IFRIC 15: Agreements for the Construction of Real Estate;
- IFRIC 16: Hedges of a Net Investment in a Foreign Operation;
- IFRIC 17: Distribution of a Non-Cash Assets to Owners;
- IFRIC 18: Transfers of Assets from Customers.

However, the adoption of these principles by the Group is subject to transposition thereof by the European Union.

The consolidated accounts are audited by KPMG S.p.A. pursuant to LD 58/98 and the resolution passed by the Shareholders' Meeting on May 10, 2007, as are the accounts of UniCredit SpA, the Parent Company.

The UniCredit Group published its consolidated financial half-year report at June 30, 2008, its consolidated quarterly reports at 31 March and September 30, 2008 within the legal time limits and as prescribed by CONSOB, and the Consolidated Financial Report as at September 30, included in the Prospectus filed with Consob at December 23, 2008.

The Board of Directors approved these Accounts on March 17, 2009 and authorized the publication of the essential figures.
The whole document is lodged with the competent offices and entities as required by law.

Part A) Accounting Policies (Continued)

A2) The Main Items of the Accounts

1 - Held-for-Trading Financial Assets (HfT)

A financial asset is classified as held for trading if it is:
- acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking;
- a derivative (except for derivatives which constitute financial guarantees, see Section 18, and derivatives designated as hedging instruments - see Section 6).

On initial recognition an HfT financial asset is measured at its fair value excluding transaction costs and income which are directly recognized in profit and loss even when directly attributable to the acquisition or issue of the financial asset.

After initial recognition these financial assets are measured at their fair value through profit or loss.

A gain or loss arising from sale or redemption or a change in the fair value of a HfT financial asset is recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading", with the exception of financial derivatives relating to a fair value option of which gains and losses, whether realised or measured, are booked in item 110. "Gains (losses) on financial assets/ liabilities at fair value through profit and loss" (please see Ch. 5). If the fair value of a financial asset falls below zero. it is recognised in item 40 "Financial liabilities held for trading".

A derivative is a financial instrument or other contract with all three of the following characteristics:
- its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (usually called the 'underlying');
- it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors;
- it is settled at a future date.

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

An embedded derivative is separated from the host contract and recognised as a derivative if:
- the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
- the hybrid (combined) instrument is not measured at fair value through profit or loss.

If it is necessary to separate an embedded derivative from its host contract, but it is not possible to measure the embedded derivative separately either at acquisition or at a subsequent financial reporting date, the entire combined contract is treated as an HfT financial asset or financial liability.

When an embedded derivative is separated, the host contract is recognised according to its category.

EC Regulation 1004 dated October 15, 2008 transposed the changes to IAS 39 and IFRS 7 "Financial instruments: disclosures" approved by the IASB. These changes are retroactive to July 1, 2008 and allow the bank, after initial recognition, to reclassify certain "held for trading" and "available for sale" financial assets.

The following assets may be reclassified:
- held for trading or available for sale financial assets, which would have complied with the IAS definition of loans and receivables (if these assets had not been initially classified as held for trading or available for sale respectively), provided that the Entity intends and has the capacity to hold these assets for the foreseeable future or to maturity.
- Only "in rare circumstances" HfT assets, which did not comply with the loans and receivables definition when they were recognized, may be reclassified. Article 2 of the EC Regulation also states that "the current financial crisis is considered to be such a rare circumstance which would justify the use of this option [reclassification] by companies".

Therefore in 2008 the Group reclassified certain held-for-trading financial assets other than derivatives or financial instruments with embedded derivatives. For details on composition and reclassification see Section 3 and 4 and Part B) Assets.
The assets identified were recognized at fair value on the date of reclassification, without reconsidering the impacts already recognized in the Income Statement as at the same date.

2 - Available-for-sale Financial Assets (AfS)

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments, financial assets held for trading or financial assets at fair value through profit or loss. These assets are held for an indefinite period of time and for the purpose of ensuring liquidity and responding to changes in interest rates, exchange rates and prices.

AfS financial assets are money market instruments, other debt instruments or equity instruments.

On initial recognition, an AfS financial asset is measured at fair value plus transaction costs and income directly attributable to the instrument, less fees and commissions.

Interest on interest-bearing instruments is recognised at amortised cost using the effective interest rate method.

In subsequent periods available-for-sale financial assets are measured at fair value, the interest at amortized cost being recognized in the income statement. Gains or losses arising out of changes in fair value are recognised in equity item 140 "Revaluation reserves" - except losses due to impairment and exchange rate gains or losses on monetary items (debt instruments) which are recognised under item 130.b) "Impairment losses on AfS available for sale financial assets" and item 80 "Gains (losses) on financial assets and liabilities held for trading" respectively - until the financial asset is sold, at which time cumulative gains and losses are recognised in profit or loss in item 100(b) "Gains (losses) on disposal or repurchase of AfS financial assets".

Equity instruments (shares) not listed in an active market and whose fair value cannot be reliably determined are valued at cost.
If there is objective evidence of an impairment loss on an available-for-sale financial asset, the cumulative loss that had been recognised directly in equity item 140 "Revaluation reserves", is removed from equity and recognised in profit or loss under item 130(b) "Impairment losses (b) Available for sale financial assets".

Part A) Accounting Policies (CONTINUED)

In respect of debt instruments, any circumstances indicating that the borrower is experiencing financial difficulties which could prejudice the collection of the principal or interest, represent an impairment loss.

Lasting loss of value of equity instruments is assessed on the basis of indicators such as fair value below cost and adverse changes in the environment in which the company operates, as well as the issuer's debt service difficulties.

If the fall in fair value below cost is more than 50% or lasts for more than 18 months, the loss of value is normally considered lasting. If however the fall in the fair value of the instrument is over 20% but less than or equal to 50% or continues for no less than 9 but no longer than 18 months, the Group analyses further income and market indicators.

If the results of the analysis are such as to prejudice the recovery of the amount originally invested, a lasting loss of value is recognized.
The amount taken to profit and loss is the difference between the carrying amount (acquisition cost less any impairment loss already recognized in profit or loss) and current fair value.

Where instruments are valued at cost, the amount of the loss is determined as the difference between their carrying value and the present value of estimated future cash flows, discounted at the current market yield on similar financial assets.

If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed and the amount of the reversal is recognised in the same profit or loss item. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss, but recognised at equity, even when the reasons for impairment no longer obtain.

With reference to the changes to IAS 39 and IFRS 7 "Reclassification of financial assets" as described under section 1, in 2008 the Group reclassified AfS financial assets. Please see sections 3 and 4 and Part B) - Assets for details as to the composition and effects of these reclassifications.

Prior gains and losses arising from changes in fair value up to the reclassification date were recognized in equity and amortized through profit and loss for the residual life of the reclassified assets.

3 - Held to Maturity Investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity for which there is the positive intention and ability to hold to maturity.

If, during the financial year, more than an insignificant amount of held-to-maturity investments are sold or reclassified before maturity, the remaining HtM financial assets are reclassified as available-for-sale and no financial assets are classified as HtM investments for the two following financial years, unless the sales or reclassifications:
- are so close to maturity or the financial asset's call date that changes in the market rate of interest would not have a significant effect on the financial asset's fair value;
- occur after substantially all of the financial asset's original principal has been collected through scheduled payments or prepayments;
- are attributable to an isolated event that is beyond the reporting entity's control, is non-recurring and could not have been reasonably anticipated.

After initial recognition at its fair value, which will usually be the price paid including transaction costs and income directly attributable to the acquisition or provision of the financial asset (even if not yet settled), a held-to-maturity financial asset is measured at amortised cost using the effective interest method. A gain or loss is recognised in profit or loss in item 100(c) "Gains (losses) on disposal of HtM financial assets" when the financial asset is derecognised.

If there is objective evidence that a held-to-maturity investment is impaired, the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted using the original effective interest rate of the financial asset. The carrying amount of the asset is reduced accordingly and the loss is recognised in profit or loss under item 130(c) "Impairment losses (c) held-to-maturity investments".

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed. The reversal cannot result in a carrying amount of the financial asset in excess of what the amortised cost would have been had the impairment not been recognised. The amount of the reversal is recognised in the same profit or loss item.

With reference to the changes to IAS 39 and IFRS 7 "Reclassification of financial assets" as described under section 1, since in 2008 the "rare circumstances" prescribed by the standard prevailed, previously HfT financial assets were reclassified to maturity.

Please see part B) - Assets for details as to the composition and effects of these reclassifications.

These reclassifications entail a closer alignment of accounting classifcation and management strategy, in that they reflect the changes in the intention and ability to hold these assets to maturity and not to sell them in the short term.

The Directors believe that their intrinsic value is above fair value, considering the significant negative impact that fair value has suffered due to the reduced liquidity of the market.

The assets selected were recognized at their fair value on the reclassification date without resoring the effects already recognized in the income statement at that date.

Subsequently these assets were valued at amortised cost, adjusted where necessary to take into account any reductions in value or write-backs resulting from valuation.

4 - Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognised on the date of contract signing, which normally coincides with the date of disbursement to the borrower.

These items include debt instruments with the same characteristics and the net value of finance leases of assets under construction or awaiting lease, provided the leases have the characteristics of contracts entailing the transfer of risk.

Previously the value of these leases was recognized in item 120 "Tangible assets - to be used in the business - Other".

For comparability purposes, the December 2007 figures were reclassified according to the new principles.

Notes to the Consolidated Accounts (Continued)

Part A) Accounting Policies (Continued)

After initial recognition at fair value, which usually is the price paid including transaction costs and income which are directly attributable to the acquisition or issuance of the financial asset (even if not paid), a loan or receivable is measured at amortised cost using the effective interest method, allowances or reversals of allowances being made where necessary on remeasuring.

A gain or loss on loans and receivables that are not part of a hedging relationship is recognised in profit or loss:
- when a loan or receivable is derecognised: in item 100 (a) "Gains (losses) on disposal";

or:
- when a loan or receivable is impaired: in item 130 (a) "Impairment losses (a) loans and receivables".

Interest on loans and receivables is recognised in profit or loss on an accruals basis under item 10 "Interest income and similar revenue".

Delay interest is taken to the income statement on collection or receipt.

A loan or receivable is deemed impaired when it is considered that it will probably not be possible to recover all the amounts due according to the contractual terms, or equivalent value.

Allowances for impairment of loans and receivables are based on the present value of expected net cash flows of principal and interest less recovery costs and any prepayments received; in determining the present value of future cash flows, the basic requirement is the identification of estimated collections, the timing of payments and the rate used.

The amount of the loss on impaired exposure classified as non-performing, doubtful or restructured according to the categories specified below, is the difference between the carrying value and the present value of estimated cash flows discounted at the original interest rate of the financial asset. If the original interest rate on a financial asset discounted for the first time in the year of changeover toIFRS, was not available, or obtaining it would have been too costly, the average interest rate on unimpaired positions in the year in which the original impairment of the asset was recognised, is used. This rate is maintained in all later years.

Recovery times are estimated on the basis of any repayment schedules agreed with the borrower or included in a business plan or reasonably predictedi, based on historical recovery experience observed for similar classes of loans, taking into account the type of loan, the geographical location, the type of security and any other factors considered relevant.

Loans and receivables are reviewed to identify those that, following events occurring after initial recognition, display objective evidence of possible impairment. These problem loans are reviewed and analysed periodically at least once a year. Any subsequent change vis-à-vis initial expectations of the amount or timing of expected cash flows of principal and interest causes a change in allowances for impairment and is recognised in profit or loss in item 130(a) "Impairment losses (a) loans and receivables".

In the Notes to the Accounts, write-downs of impaired loans are classified as analytical in the relevant income statement item even when the calculation is flat-rate or statistical.

If the quality of the loan or receivable has improved and there is reasonable certainty that principal and interest will be recovered in a timely manner according to contractual terms, a reversal is made in the same profit or loss item, within the amount of the amortised cost that there would have been if there had been no impairments.

Derecognition of a loan or receivable in its entirety is made when the loan or receivable is deemed to be irrecoverable or is written off. Write-offs are recognised directly in profit or loss under item 130(a) "Impairment losses (a) loans and receivables" and reduce the amount of the principal of the loan or receivable. Reversals of all or part of previous impairment losses are recognised in the same item.

Impaired loans and receivables are divided into the following categories:

- **Non-performing loans** - formally impaired loans, being exposure to insolvent borrowers, even if the insolvency has not been recognised in a court of law, or borrowers in a similar situation: measurement is on a loan-by-loan or portfolio basis;
- **Doubtful loans** - exposure to borrowers experiencing temporary difficulties, which the Group believes may be overcome within a reasonable period of time. Doubtful loans also include loans not classified as non-performing granted to borrowers other than government entities where the following conditions are met:
  - They have fallen due and remained unpaid for more than 270 days.
  - The amount of the above exposure to the same borrower and other defaulted payments that are less than 270 days overdue, is at least 10% of the total exposure to that borrower.

Doubtful loans are valued analytically when special elements make this advisable or by applying analytically flat percentages on a historical or stochastic basis in the remaining cases.

- **Restructured loans** - exposure to borrowers with whom a rescheduling agreement has been entered into including renegotiated pricing at interest rates below market, the conversion of part of a loan into shares and/or reduction of principal: measurement is on a loan-by-loan basis, including discounted cost due to renegotiation of the interest rate at a rate lower than the original contractual rate.
- **Past-due loans** - total exposure to any borrower not included in the other categories, who at the balance-sheet date has expired facilities or unauthorised overdrafts that are more than 90 days past due.

Retail loans to public-sector entities and companies resident or established in Italy are considered impaired where there are overdue or unauthorized exposures for more than 180 instead of 90 days.

Total exposure is recognised in this category if, at the balance-sheet date,
either:
- the expired or unauthorised borrowing;

or:
- the average daily amount of expired or unauthorised borrowings during the last preceding quarter are equal to or exceed 5% of total exposure.

Overdue exposures are valued at a flat rate on a historical or stochastic basis by applying where available the risk rating referred to LGD under Basel 2.

Collective assessment is used for groups of loans for which individually there are no indicators of impairment, but to which latent impairment can be attributed, inter alia on the basis of the risk factors in use under Basel II.

Each loan with similar characteristics in terms of credit risk - in relation to loan type, the borrower's sector of economic activity, geographical location, type of security or other relevant factors - is assessed in terms of its PD (Probability of Default) and LGD (Loss Given Default); these are uniform for each class of loan.

The procedure adopted supplements Basel 2 directives with IFRS, which do not include future losses on loans and receivables which have not been sustained, but do take into account losses already sustained but not reported at the time of measurement, on the basis of past experience of losses on assets having a similar credit risk to the assets being measured.

The average time elapsed from deterioration of borrowers' financial condition to the recognition of impairment losses, in relation to any homogeneous group of exposures, is the Loss Confirmation Period.

Part A) Accounting Policies (CONTINUED)

The portfolio valuation is the product of the risk factors used under Basel 2 (with a one-year time horizon) and the above loss confirmation periods expressed as part of a year and diversified according to asset class on the basis of the characteristics and development level of the credit processes.

If these indicators are not available, estimated value and standard loss percentages, based on internal historical series and sectoral studies, shall be used.

Allowances for unsecured loans to residents of countries experiencing debt service difficulties, where the transfer risk is not included in the rating system applied, are generally determined, country by country, with the aim of attributing latent impairment on the basis of shared parameters.

Allowances for impairment reduce the loan or receivables carrying amount. The risk inherent in off-balance-sheet items, such as loan commitments, is recognised in profit or loss under item 130(d) "Impairment losses (d) other financial assets" offsetting the liability item 120(b) "Provisions: other provisions" (except for losses due to impairment of guarantees and comparable credit derivatives under IAS 39, offsetting item 100 "Other liabilities").

Loans and receivables also include, as "Assets sold but not derecognised", loans securitised after 1 January 2002 which cannot be derecognised under IAS 39 (see Section 18 - Other Information - Derecognition).

Corresponding amounts received for securitised loans net of the amount of any retained risk (issued securities retained in the portfolio) are recognised in liability items 10 "Deposits from banks" and 20 "Deposits from customers".

Both assets and liabilities are measured at amortised cost and interest received is recognised through profit or loss.

Impairment losses on retained risk securities (arising out of securitisation transactions carried out by the entity) are recognised in item 130(a) "Impairment losses (a) loans and receivables".

With reference to the changes to IAS 39 and IFRS 7 "Reclassification of financial assets" as described under section 1, the following were reclassified:
- Hft financial assets which on initial recognition did not meet the IFRS criteria for loans and receivables, following the occurrence in 2008 of the rare circumstances prescribed by the standard;
- AfS financial assets which would have met the criteria for loans and receivables if they had not been designated AfS on initial recognition.

Please see part B) - Assets for details as to the composition and effects of these reclassifications.

These reclassifications ensure a closer alignment of accounting classification and management strategy, in that they reflect the changes in the intention and ability to hold these assets for the foreseeable future and not to sell them in the short term.
The Directors believe that their intrinsic value is above fair value, considering the significant negative impact that fair value has suffered due to the reduced liquidity of the market.

The assets selected were recognized at their fair value on the reclassification date without restoring the effects already recognized in the income statement at that date.

Subsequently these assets were valued at amortised cost, adjusted where necessary to take into account any reductions in value or write-backs resulting from valuation.

5 - Financial Instruments at Fair Value through Profit and Loss (FIaFV)

Any financial asset may be designated as a financial instrument measured at fair value through profit and loss on initial recognition, except for the following:
- investments in equity instruments for which there is no price quoted in active markets and whose fair value cannot be reliably determined;
- derivatives.

FIaFV include non-HfT financial assets, but whose risk is:
- connected with debt positions measured at fair value (see also item 15 "Financial liabilities at fair value through profit and loss");
- and managed by the use of derivatives not treatable as hedges.

FIaFV are accounted for in a similar manner to HfT financial assets (see Section 1), however gains and losses, whether realised or not, are recognised in item 110 "Gains (losses) on financial assets and liabilities measured at fair value".

6 - Hedge Accounting

Derivative hedging instruments are of three types:
- **Fair value hedge:** a hedge of the exposure to changes in fair value of a recognised asset or liability, or an identifiable portion of such an asset or liability;
- **Cash flow hedge:** a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction which could affect profit or loss;
- **Hedge of a net investment** in a foreign operation.

A hedging relationship qualifies for hedge accounting if there is formal designation and documentation of the hedging relationship including the risk management objective, the strategy for undertaking the hedge, and how the hedging instrument's effectiveness will be assessed. It is necessary to assess the hedges effectiveness, at inception and in subsequent periods. in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. A hedge is regarded as highly effective if, at the inception of the hedge and in subsequent periods, it is determined prospectively to remain highly effective, i.e. that the hedge ratio is within a range of 80-125 per cent.

The hedge is assessed on an ongoing basis and thus must prospectively remain highly effective throughout the financial reporting periods for which the hedge was designated.

The assessment of effectiveness is made at each balance-sheet date or other reporting date.

If the assessment does not confirm the effectiveness of the hedge, from that time on hedge accounting is discontinued in respect of the hedge and the hedging derivative is reclassified as a held-for-trading instrument.

Part A) Accounting Policies (CONTINUED)

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer highly effective; the hedging instrument expires or is sold, terminated or exercised; the hedged item is sold, expires or is repaid; or it is no longer highly probable that the forecast transaction will occur.

Hedging instruments are so designated when identifiable with an ultimate counterparty outside the Group.

Hedging derivatives are measured at fair value. Specifically:

- **Fair Value Hedging** - an effective fair value hedge is accounted for as follows: the gain or loss from remeasuring the hedging instrument at fair value is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting"; the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised through profit or loss in the same item. If the hedging relationship is terminated for reasons other than the sale of the hedged item, the difference between the carrying amount of the hedged item on termination of the hedging and the carrying amount it would have had if the hedge had never existed, is recognised through profit or loss in interest receivable or payable over the residual life of the original hedge, in the case of interest-bearing instruments; if the financial instrument does not bear interest, the difference is recognised in profit or loss under item 90 "Fair value adjustments in hedge accounting". If the hedged item is sold or repaid, the unamortised portion of fair value is at once recognised through profit or loss in the item 100. "Gains (losses) on disposal or repurchase";
- **Cash Flow Hedging** - the portion of the gain or loss on a cash flow hedging instrument that is determined to be an effective hedge is recognised initially in equity item 140 "Revaluation reserves". The ineffective portion of the gain or loss is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting". If a cash flow hedge is determined to be no longer effective or the hedging relationship is terminated, the cumulative gain or loss on the hedging instrument that remains recognised in "Revaluation reserves" from the period when the hedge was effective remains separately recognised in "Revaluation reserves" until the forecast transaction occurs or is determined to be no longer possible; in the latter case gains or losses are transferred through profit or loss to 80 "Gains and losses on financial assets/liabilities held for trading";
- **Hedging a Net Investment in a Foreign Operation** - hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges:
  - the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in item 140 "Revaluation reserves" through the statement of changes in equity;
  - the ineffective portion is however recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".

The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognised directly in equity is recognised through profit or loss on disposal of the foreign operation;

- **Macro-hedged Financial Assets (Liabilities)** - IAS 39 allows a fair-value item hedged against interest rate fluctuations to be not only a single asset or liability. but also a monetary position made up of a number of financial assets or liabilities (or parts of them); accordingly, a group of derivatives can be used to offset fair-value fluctuations in hedged items due to changes in market rates. Macrohedging may not be used for net positions resulting from the offsetting of assets and liabilities.

As for fair value hedges, macrohedging is considered highly effective if, at the inception of the hedge and in subsequent periods, changes in the fair value attributable to the hedged position are offset by changes in fair value of the hedging instrument and if the hedge ratio is within the range of 80-125 per cent.

Net changes - gains or losses - in the fair value of macrohedged assets and liabilities are recognised in asset item 90 and liability item 70 respectively and offset the profit and loss item 90 "Fair value adjustments in hedge accounting".

The ineffectiveness of the hedging arises to the extent that the change in the fair value of the hedging item differs from the change in the fair value of the hedged monetary position. The extent of hedge ineffectiveness is in any case recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

If the hedging relationship is terminated, for reasons other than the sale of the hedged items, the remeasurement of these items is recognised through profit or loss in interest payable or receivable, for the residual life of the hedged financial assets or liabilities.

If the latter are sold or repaid, unamortised fair value is at once recognised through profit and loss in item 100 "Gains (losses) on disposal or repurchase".

7 - Equity Investments

The principles governing the recognition and measurement of equity investments under IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates, and IAS 31 Interests in Joint Ventures, are given in detail in Part A.1, Section 3 - Consolidation Procedures and Scope.

Remaining interests other than subsidiaries, associates and joint ventures, and interests recognised in items 150 "Non-current assets and disposal groups held for sale" and 90 "Liabilities included in disposal groups classified as held for sale" (see Section 10) - are classified as AfS financial assets or financial assets at fair value through profit and loss and treated accordingly (see Sections 2 and 5).

8 - Property, Plant and Equipment (Tangible Assets)

The item includes:
- land
- buildings
- furniture and fixtures
- plant and machinery
- other machinery and equipment
- leasehold improvements

and is divided between:
- assets used in the business
- assets held as investments.

Assets used in the business are held for use in the production or supply of goods or services or for administrative purposes and are expected to be used during more than one period. This category also (conventionally) includes assets to be let or under construction and to be leased under a finance lease, only for those finance leases which provide for retention of risk by the lessor until the acceptance of the asset by the lessee and the start of rentals under the finance lease, (see also section 4 for finance leases with risk transfer).

The item includes assets used by the Group as lessee under a finance lease, or let/hired out by the Group as lessor under an operating lease.

Part A) Accounting Policies (Continued)

Leasehold improvements (included in the above items) are leasehold improvements and costs relating to property, plant and equipment which can be separately identified, usually borne in order to make leased premises fit for the expected use.

Improvements and additional expenses relating to property, plant and equipment which cannot be separately identified, are recognised in item 160 "Other assets".

Assets held for investment purposes are properties covered by IAS 40, i.e. properties held (owned or under a finance lease) in order to derive rentals and/or a capital gain.

Property, plant and equipment are initially recognised at cost including all costs directly attributable to bringing the asset into use (transaction costs, professional fees, direct transport costs incurred in bringing the asset to the desired location. installation costs and dismantling costs).

Subsequent costs are added to the carrying amount or recognised as a separate asset only when it is probable that there will be future economic benefits in excess of those initially foreseen and the cost can be reliably measured.

All other expenses borne at a later time (e.g. normal maintenance costs) are recognised in the year they are incurred in profit and loss items:
180(b) "General and administrative expenses", if they refer to assets used in the business;
or:
220 "Other net operating income", if they refer to property held for investment.

After being recognised as an asset, an item of property, plant and equipment is carried at cost less any accumulated depreciation and any cumulative impairment losses.

Exceptions are made for property investments underlying liabilities whose yield is linked to their fair value. For these latter assets the fair value model as per IAS 40 paragraph 32A is used.

An item with a finite useful life is subject to straight-line depreciation.

Residual useful life is usually assessed as follows:

Buildings	max. 50 years;
Movables	max. 25 years;
Electronic equipment	max. 15 years;
Other	max. 10 years;
Leasehold Improvements	max. 25 years.

An item with an indefinite useful life is not depreciated, nor is an asset the residual value of which is equal to or greater than its carrying amount.

Land and buildings are recognised separately, even if acquired together. Land is not depreciated since it usually has an indefinite useful life. Buildings, conversely, have a finite useful life and are therefore subject to depreciation.

The useful life of an asset is reviewed at each accounting period-end at least and, if expectations differ from previous estimates, the depreciation amount for the current and subsequent financial years is adjusted accordingly.

If there is objective evidence that an asset has been impaired. the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e., the present value of future cash flow expected to originate from the asset. Any value adjustment is recognised in profit and loss item 200 "Impairment/ write-backs on property, plant and equipment".

If the value of a previously impaired asset is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there had been no losses recognised on the prior-year impairment.

An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in profit and loss item 270 "Gains (losses) on disposal of investments".

9 - Intangible Assets

An intangible asset is an identifiable non-monetary asset without physical substance, controlled by the Group and from which future economic benefits are probable.

Intangible assets are principally goodwill, software, brands and patents.

This item also includes intangible assets used by the Group as lessee under finance leases or as lessor under operating leases (rental/hire). Intangible assets other than goodwill are recognised at purchase cost, i.e. including any cost incurred to bring the asset into use, less accumulated amortisation and impairment losses.

An intangible asset with a finite life is subject to straight-line amortisation over its estimated useful life.

Residual useful life is usually assessed as follows:
Software max. 10 years;
Other intangible assets max. 20 years.

Intangible assets with an indefinite life are not amortized.

If there is objective evidence that an asset has been impaired, the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e. the present value of future cash flows expected to originate from the asset. Any impairment loss is recognised in profit and loss item 210 "Impairment/ write-backs on intangible assets".

For an intangible asset with indefinite life even if there are no indications of impairment, the carrying amount is compared annually with its recoverable value. If the carrying amount is greater than the recoverable value, the difference is recognised in profit and loss item 210 "Impairment/write-backs on intangible assets".

If the value of a previously impaired intangible asset, other than goodwill is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there were no losses recognised on the prior-year impairment.

Part A) Accounting Policies (Continued)

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in the profit and loss item 270 "Gains (losses) on disposal of investments".

Goodwill
Goodwill is the excess of the cost of a business combination over the net fair value of the identifiable assets and other items acquired at the acquisition date.

Goodwill is recognised at cost less any cumulative impairment losses and is not amortised.

Goodwill is impairment tested annually, as for other intangible assets with an indefinite useful life. To this end it is allocated to the Group's business divisions identified as the Cash Generating Units (CGUs). Goodwill is monitored by the CGUs at the lowest level in line with its business model.

Impairment losses on goodwill are recognised in profit and loss item 260 "Impairment losses on goodwill". In respect of goodwill, no write-backs are allowed.

10 - Non-Current Assets Held for Sale

Non-current assets and the group of associated liabilities (i.e. a group of units generating financial cash flow) whose sale is highly probable, are recognised in item 150 "Non-current assets and disposal groups held for sale" and item 90 "Liabilities associated with held-for-sale assets" respectively at the lesser of the carrying amount and fair value net of disposal costs.

The balance of revenue and expense relating to discontinued assets and liabilities (dividends, interest, etc.) and of their measurement as determined above, net of current and deferred tax, is recognised in the item 310 "Gains (losses) on groups of assets held for sale net of tax".

11 - Current and Deferred Tax

Income tax, calculated in accordance with local tax regulations, is recognised as a cost in relation to the taxable profit for the same period.

A deferred tax asset (item 140 b) is recognised for all deductible temporary differences to the extent that it is probable that in the future taxable profit will be available against which the asset can be utilised, unless it arises from the initial recognition of an asset or a liability in a transaction which:
- is not a business combination; and
- at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from:
- the initial recognition of goodwill; or
- the initial recognition of an asset or liability in a transaction which:
  - is not a business combination; and
  - at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets and liabilities are recognised at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the time of recognition.

A deferred tax liability is recognised for all taxable temporary differences associated with investments in subsidiaries or associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:
- the Parent, investor or venturer is able to control the timing of the reversal of the temporary difference; and
- it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, to the extent that, and only to the extent that, it is probable that:
- the temporary difference will reverse in the foreseeable future; and
- taxable profit will be available against which the temporary difference can be utilised.

Deferred tax assets and liabilities are offset when owed to (or by) the same tax authority and the right to offset is recognised in law.

Current and deferred tax is recognised in profit and loss item 290 "Tax expense (income) related to profit or loss from continuing operations", except tax referred to items debited or credited directly to equity, in the same or another year, such as those relating to AfS financial assets or to changes in the fair value of cash flow hedging instruments, the changes in value of which are recognised directly in the revaluation reserves net of tax.

12 - Provisions for Risks and Charges

Retirement Payments and Similar Obligations

Retirement provisions - i.e. provisions for employee benefits paid after leaving employment - are classified as defined contribution plans or defined-benefit plans according to the economic nature of the plan.

In detail:
- Defined-benefit plans provide a series of benefits depending on factors such as age, years of service and compensation needs. Under this type of plan actuarial and investment risks are borne by the company.
- Defined-contribution plans are plans under which the company makes fixed contributions. Benefits are the result of the amount of contributions paid and return on contributions invested. The employer has no risk under this type of plan. since it has no legal or implicit obligation to make further contributions, should the plan assets not be sufficient to provide benefit to all employees. Therefore, under this type of plan actuarial and investment risks are borne by the employee.

Defined-benefit plans are present-valued by an external actuary using the unit credit projection method.

This method distributes the cost of benefits uniformly over the employees working life. Obligations are the present value of average future benefits pro rata to the ratio of years of service to seniority at the time of benefit payment.

The amount recognised as a liability in item 120(a) is the present value of the obligation at the Balance Sheet Date, plus or minus any actuarial gains or losses not recognised in the Accounts under the 'corridor' method, which permits non-recognition of these when they do not exceed 10% of the present value of the obligation, less any pension charges relating to benefits already provided but not recognised, less the fair value at the Balance Sheet Date of plan assets due to settle the obligations directly.

The discount rate used to present-value obligations (whether financed or not) relating to benefits to be provided after retirement varies according to the country where the liabilities are allocated and is determined on the basis of market yield at the Balance Sheet Date of prime issuers' bonds with an average life in keeping with that of the relevant liability.

Part A) Accounting Policies (CONTINUED)

Other Provisions

Provisions for risks and charges are recognised when:

- The entity has a present obligation (legal or constructive) as a result of a past event;
- It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no liability is recognised.

The amounts recognised as provisions are the best estimate of the expenditure required to settle the present obligation. The risks and uncertainties that inevitably surround the relevant events and circumstances are taken into account in reaching the best estimate of a provision.

Where the effect of the temporary value of money is material, the amount of a provision should be the present value of the expenditure expected to be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the temporary value of money and the risks specific to the liability.

Provisions are reviewed periodically and adjusted to reflect the current best estimate. If it becomes clear that it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognised.

Allocations made in the year are recognised in profit and loss item 190 "Provisions for risks and charges" and include increases due to the passage of time; they are also net of any re-attributions.

"Other provisions" also include obligations relating to benefits due to agents, specifically supplementary customer portfolio payments, merit payments, contractual payments and payments under non-competition agreements, which are measured as per defined benefit plans; accordingly these obligations are calculated using the unit credit projection method (see above under Retirement Payments and Similar Obligations).

13 - Liabilities, Securities in Issue and Subordinated Loans

Liabilities, securities in issue and subordinated loans are initially recognised at fair value, which is normally the consideration received less transaction costs directly attributable to the financial liability. Subsequently these instruments are measured at amortised cost using the effective interest method.

Hybrid debt instruments relating to equity instruments, foreign exchange, credit instruments or indexes, are treated as structured instruments. The embedded derivative is separated from the host contract and recognised as a derivative, provided that separation requirements are met, and recognised at fair value. Any subsequent changes in fair value are recognised in profit and loss item 80 "Gains (losses) on financial assets and liabilities held for trading".

The difference between the total amount received and the fair value of the embedded derivative is attributed to the host contract.

Instruments convertible into treasury shares imply recognition, at the issuing date, of a financial liability and of the equity part, recognised in item 160 "Equity instruments", if a physical delivery settles the contract.

The equity part is measured at the residual value, i.e., the overall value of the instrument less the separately determined value of a financial liability with no conversion clause and the same cash flow.

The financial liability is recognised at amortised cost using the effective interest method.

Securities in issue are recognized net of repurchased amounts; the difference between the carrying value of the liability and the amount paid to buy it in is taken to profit and loss under item 100.d) "Gains (losses) on buy-ins of financial liabilities". Subsequent replacement by the issuer is considered as a new issue and generates no gains or losses.

14 - Financial Liabilities Held for Trading

Financial liabilities held for trading include:
- derivatives that are not recognised as hedging instruments;
- obligations to deliver financial assets sold short;
- financial liabilities issued with an intention to repurchase them in the near term;
- financial liabilities that are part of a portfolio of financial instruments considered as a unit and for which there is evidence of a recent pattern of trading.

A HfT liability, including a derivative, is measured at fair value initially and for the life of the transaction, except for a derivative liability settled by delivery of an unlisted equity instrument whose fair value cannot reliably be measured, which is measured at cost.

15 - Financial Liabilities at Fair Value through Profit and Loss

Financial liabilities, as well as financial assets, could also be designated on initial recognition as measured at fair value, provided that:
- this designation eliminates or considerably reduces a lack of uniformity as between different methods of measurement of assets and liabilities and related gains or losses;

or
- a group of financial assets, financial liabilities or both are managed and measured at fair value under risk management or investment strategy which is internally documented with the entity's Board of Directors or equivalent body.

These transactions are recognised as per HfT financial liabilities, gains and losses, whether realised or not, being recognised in item 110 "Gains (losses) on financial assets and liabilities at fair value through profit and loss".

16 - Foreign Currency Transactions

A foreign currency transaction is recognised at the spot exchange rate of the transaction date. Foreign currency monetary assets and liabilities are translated at the closing rate of the period.

Exchange differences arising from settlement of monetary items at rates different from those of the transaction date and unrealised exchange rate differences on foreign currency assets and liabilities not yet settled, other than assets and liabilities designated as measured at fair value and hedging instruments, are recognised in profit and loss item 80 "Gains and losses on financial assets and liabilities held for trading".

Part A) Accounting Policies (Continued)

Exchange rate differences arising on a monetary item that forms part of an entity's net investment in a foreign operation whose assets are located or managed in a country or currency other than the euro are initially recognised in the entity's equity, and recognised in profit or loss on disposal of the net investment.

Non-monetary assets and liabilities recognised at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated at the closing rate. The exchange differences are recognised:

- in profit and loss if the asset is HfT; or
- in revaluation reserves if the asset is AfS.

Hedges of a net investment in a foreign operation are recognised similarly to cash flow hedges:

- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in revaluation reserves;
- the ineffective portion is however recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

The assets and liabilities of fully consolidated foreign entities are translated at the closing exchange rate of each period. Gains and losses are translated at the average exchange rate for the period. Differences arising from the use of spot and weighted average exchange rates and from the remeasurement of a foreign operation's assets at the closing rate of the period are recognised in the revaluation reserves.

Any goodwill arising on the acquisition of a foreign operation whose assets are located or managed in a currency other than the euro, and any fair value adjustments of the carrying amounts of assets and liabilities are treated as assets and liabilities of the foreign operation, expressed in the functional currency of the foreign operation and translated at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange rate differences relating to the foreign operation are recognised in profit or loss when the gain or loss on disposal is recognised.

17 - Insurance Assets and Liabilities

IFRS 4 defines an insurance contract as a contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

These policies are recognised briefly as follows:

- in profit and loss item 160 "Other income (net) from insurance activities": gross premium including all amounts due during the year under insurance contracts, net of cancellations. Premium transferred to reinsurers during the year is also recognised in this item;
- in the liability item 130 "Insurance reserves": contractual obligations to policyholders, calculated analytically contract by contract using the prospective method, on the basis of demographic and financial projections currently used by the market;
- in the asset item 110 "Insurance reserves attributable to reinsurers": reinsurers' liabilities.

18 - Other Information

Business Combinations

A business combination is the bringing together of separate entities or businesses into one reporting entity.

A business combination may result in a Parent-subsidiary relationship in which the acquirer is the Parent and the acquiree a subsidiary of the acquirer.

A business combination may involve the purchase of the net assets, including any goodwill, of another entity rather than the purchase of the equity of the other entity (mergers).

IFRS 3 requires that all business combinations shall be accounted for by applying the purchase method, that involves the following steps:

- identifying an acquirer;
- measuring the cost of the business combination;

and

- allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer, in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. When this is achieved through a single exchange transaction, the date of exchange coincides with the acquisition date. However, a business combination may involve more than one exchange transaction, for example when it is achieved in stages by successive share purchases. When this occurs:

- the cost of the combination is the aggregate cost of the individual transactions; and
- the date of exchange is the date of each exchange transaction (i.e. the date that each individual investment is recognised in the financial statements of the acquirer), whereas the acquisition date is the date on which the acquirer obtains control of the acquiree.

The acquirer shall, at the acquisition date, allocate the cost of a business combination by recognising the acquireès identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria.

The acquirer shall recognise the acquireès identifiable assets, liabilities and contingent liabilities separately at the acquisition date only if they satisfy the following criteria at that date:

- in the case of an asset other than an intangible asset, it is probable that any associated future economic benefits will flow to the acquirer, and its fair value can be measured reliably;
- in the case of a liability other than a contingent liability, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its fair value can be measured reliably;
- in the case of an intangible asset or a contingent liability, its fair value can be measured reliably.

Positive difference between the cost of the business combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill.

Part A) Accounting Policies (Continued)

After initial recognition, goodwill is measured at cost and tested for impairment at least annually.

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the acquirer shall reassess the fair values and recognise immediately any excess remaining after that reassessment in profit or loss.

Fair Value
It is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair value of a financial liability with a demand feature (e.g. a demand deposit) is not less than the amount payable on demand, discounted from the first date that the amount could be required to be paid.

The fair value of financial instruments listed in active markets is determined starting from the official prices of the most advantageous market to which the Group has access *(Mark to Market)*.

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from a pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If a published price quotation in an active market does not exist for a financial instrument in its entirety, but active markets exist for its component parts, fair value is determined on the basis of the relevant market prices for the component parts.

If market prices are not available, the Group adopts mark to model valuation using generally accepted methods. These models include techniques based on discounting future cash flow and calculations of volatility and are revised both during development and regularly thereafter to ensure full and continuing consistency.

The methods adopted use inputs based on prices formed in recent transactions involving the instrument to be valued or the prices of instruments with similar characteristics in terms of risk profile.

These prices are important for the purposes of determining significant parameters for credit risk, liquidity risk and price risk of the instrument under valuation.

Reference to these market parameters limits the discretionality of the valuation and at the same time ensures that the resulting fair value can be verified.

If for one or more risk factors it is not possible to refer to market data, the valuation models adopted use calculations based on historical data.

As a further guarantee of the objectivity of the valuations provided by the valuation modelsthe Group carries out:
- Independent Price Verification (IPV) and
- Fair Value Adjustment - FVA.

Independent Price Verification is performed monthly by Risk Management units that are independent of the units that have assumed the exposure.

IPV consists of comparison with and adjustment of the price of the day to valuations obtained from market participants.

For unlisted instruments IPV takes infoprovider prices as its reference, giving greater weight to the prices that are considered more representative of the instruments being valued.

IPV includes: the 'executability' of the transaction at the observed price, if any; the number of contributors, the degree of similarity of the financial instruments, consistency between prices obtained from different sources and the process followed by the inforprovider when obtaining the price.

In addition to Indipendent Price Verification, Fair Value Adjustment (the calculation of further write-downs of reporting amounts, recognized in the accounts in order to provide for risk relating to illiquid positions and valuation model risk) is also performed.

Financial instruments are recognized at fair value on the balance-sheet date. With instruments held for trading (see sections 1 and 14) or valued at fair value (see sections 5 and 15), any difference from the amount received or paid is recognized in the income statement under the appropriate item.

The above-described valuation model review processes and the related paramters, value adjustments for model risk and the use of prudent valuation models ensure that the amount taken to the income statement does not result from the use of non-observable parameters.

The fair value on recognition of financial instruments other than those mentioned above is assumed to be the same as the amount received or paid.

Derecognition

Derecognition is the removal of a previously recognised financial asset or financial liability from an entity's balance sheet.

Before evaluating whether, and to what extent, derecognition is appropriate, under IAS 39 an entity should determine whether the relevant conditions apply to a financial asset in its entirety or to a part of a financial asset. The standard is applied to a part of financial assets being transferred if, and only if, the part being considered for derecognition meets one of the following conditions:

- the part comprises only specifically identified cash flows from a financial asset (or a group of assets), e.g. interest cash flows from an asset;
- the part comprises a clearly identified percentage of the cash flows from a financial asset, e.g., a 90 per cent share of all cash flows from an asset;
- the part comprises only a fully proportionate (pro rata) share of specifically identified cash flow, e.g. 90 per cent share of interest cash flows from an asset.

In all other cases, the standard is applied to the financial asset in its entirety (or to the group of similar financial assets in their entirety).

An entity shall derecognise a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the contractual rights to receive the cash flows of the financial asset to a non-Group counterparty.

Rights to cash flow are considered to be transferred even if contractual rights to receive the asset's cash flow are retained but there is an obligation to pay this cash flow to one or more entities and all the following conditions are fulfilled (pass-through agreement):

- there is no obligation on the Group to pay amounts not received from the original asset;
- sale or pledge of the original asset is not allowed, unless it secures the obligation to pay cash flow;
- the Group is obliged to transfer forthwith all cash flows received and may not invest them, except for liquidity invested for the short period between the date of receipt and that of payment, provided that the interest accrued in that period is paid on.

Notes to the Consolidated Accounts (Continued)

Part A) Accounting Policies (Continued)

Recognition is also subject to verification of effective transfer of all the risks and rewards of ownership of the financial asset (true sale). If the entity transfers substantially all the risks and rewards of ownership of the financial asset, the entity shall derecognise the asset (or group of assets) and recognise separately as assets or liabilities any rights and obligations created or retained in the transfer.

Conversely, if the entity substantially retains all the risks and rewards of ownership of the asset (or group of assets), the entity shall continue to recognise the transferred asset(s). In this case it is necessary to recognise a liability corresponding to the amount received under the transfer and subsequently recognise all income accruing on the asset or expense accruing on the liability.

The main transactions that do not allow, under the above rules, total derecognition of a financial asset are securitisations, repurchase transactions (buy-ins) and stock lending.

In the case of securitisations the Group does not derecognise the financial asset on purchase of the equity tranche or provision of other forms of support of the structure which result in the Group retaining the credit risk of the securitised portfolio.

In the case of repurchase transactions and stock lending, the assets transacted are not derecognised since the terms of the transaction entail the retention of all their risks and rewards.

Treasury Shares

Treasury shares held are deducted from equity. The difference between the price on later sale of treasury shares and the related post-tax repurchase cost is recognised directly in equity.

Finance Leases

Finance leases effectively transfer all the risks and benefits of ownership of an asset to the lessee. Ownership of the asset is transferred to the lessee, however not necessarily at contract maturity.
The lessee acquires the economic benefit of the use of the leased asset for most of its useful life, in exchange for a commitment to pay an amount approximately equivalent to the fair value of the asset and related finance costs. Recognition in the lessor's accounts is as follows:

- in assets, the value of the loan, less the principal of lease payments due and paid by the lessee;
- in profit or loss, interest received.

See Sections 8 - Property, Plant and Equipment and 9 - Intangible Assets below for treatment of the lesseÈs assets.

Factoring

Loans acquired in factoring transactions with recourse are recognised to the extent of the advances granted to customers on their consideration. Loans acquired without recourse are recognised as such once it has been established that there are no contractual clauses that would invalidate the transfer of all risks and benefits to the factor.

Repo Transactions

Securities received in a transaction that entails a contractual obligation to sell them at a later date or delivered under a contractual obligation to repurchase are neither recognised nor derecognised. In respect of securities purchased under an agreement to resell, the consideration is recognised as a loan to customers or banks, or as an asset held for trading. In respect of securities held in a repurchase agreement, the liability is recognised as due to banks or customers, or as a HfT financial liability. Revenue from these loans, being the coupons accrued on the securities and the difference between the sale/purchase and resale/repurchase prices, is recognised in profit or loss through interest income and expenses on an accruals basis.

These transactions can only be offset if, and only if, they are carried out with the same counterparty and provided that such offset is provided for in the underlying contracts.

Italian Staff Severance Pay (Trattamento di fine rapporto - "TFR")

The "TFR" provision for Italy-based employee benefits is to be construed as a "post-retirement defined benefit". It is therefore recognised on the basis of an actuarial estimate of the amount of benefit accrued by employees discounted to present value. This benefit is calculated by an external actuary using the unit credit projection method (see Section 12 under Retirement Payments and Similar Obligations).

Following pension reform by Law 252/2005, TFR installments accrued to 12.31.2006 stay in the employer and are considered a post-employment defined benefit plan therefore incurring actuarial valuation, though with simplified actuarial assumptions, i.e., forecast future pay rises are not considered.

TFR installments accrued since 01.01.2007 (date of Law 252's coming into effect) are, at the employees discretion, either paid into a pension fund or left in the company and (where the company has in excess of 50 employees) paid into an INPS Treasury fund by the employer, and are considered a defined-contribution plan.

Costs relating to TFR accruing in the year are taken to income statement item 180.a) "Payroll" and include interest accrued in the year (interest cost) on the obligation already existing at the date of the reform and the accrued installments for the year paid into the complementary pension scheme or to the Treasury fund of INPS.

Actuarial gains (losses), i.e., the difference between the liabilities' carrying value and the present value of the obligation at the end of the periodare recognised according to the 'corridor' method, i.e., only when they exceed 10% of the present value of the obligation at the period-end. Any surplus is taken to the income statement and amortized over the residual working llife of the employees who are members of the plan, as from the following financial year.

Share-Based Payment

Equity-settled payments made to employees in consideration of services rendered, using equity instruments comprise:

- Stock options
- Performance shares (i.e. awarded on attainment of certain objectives)
- Restricted shares (i.e. subject to a lock-up period).

Considering the difficulty of reliably measuring the fair value of the services acquired against equity-settled payments, reference is made to the fair value of the instruments themselves, measured at the date of the allocation.

This fair value is recognised as cost in profit and loss item 180 "Administrative costs" offsetting the liability item 170 "Reserves", on an accruals basis over the period in which the services are acquired.

The fair value of a cash-settled share-based payment, the services acquired and the liability incurred are measured at the fair value of the liability, recognised in item 100 "Other liabilities". The fair value of the liability, as long as it remains unsettled, is remeasured at each balance sheet date and all changes in fair value are recognised in profit and loss item 180 "Administrative costs".

Other Long-term Employee Benefits

Long-term employee benefits - e.g. long-service bonuses, paid on reaching a predefined number of years' service - are recognised in item 100 "Other liabilities" on the basis of the measurement at the Balance Sheet Date of the liability, also in this case determined by an external actuary using the unit credit projection method (see Section 12 - Provisions for risks and charges - retirement payments and similar obligations). Gains (losses) on this type of benefit are recognised at once through profit or loss, without using the 'corridor' method.

Part A) Accounting Policies (Continued)

Guarantees and Credit Derivatives in the Same Class
On first recognition guarantees given are recognized at fair value, which usually corresponds to the amount received when the guarantee is issued.

Guarantees given and credit derivatives in the same class as prescribed by IAS 39 (i.e. contracts under which the issuer makes pre-established payments in order to compensate the guaranteed party or buyer of protection for losses sustained due to default by a debtor on the maturity of a debt instrument) are initially and subsequently (on remeasurement following impairment losses) recognised in item 100 "Other liabilities".

After initial recognition, guarantees given are recognized at the greater of the initially recognized value, net of any amortized portion, and the estimated amount required to meet the obligation.

The effects of valuation, related to any impairment of the underlying, are recognized in the same balance-sheet item contra item 130.d "Write-downs and write-backs due to impairment of other financial transactions" in the income statement.

Income Statement

Interest Income and Expense
Interest and similar income accrue on cash, HfT assets and liabilities and assets and liabilities at fair value through profit and loss, AfS financial assets, HtM investments, loans and receivables, deposits, and securities in issue.

Interest income and expense are recognised through profit or loss with respect to all instruments measured at amortised cost, using the effective interest method.

Interest also includes:
the net credit or debit balance of differentials and margins on financial derivatives:
- hedging interest-bearing assets and liabilities;
- HfT but linked for business purposes to assets and liabilities designated as measured at fair value (fair value option);
- linked for business purposes to HfT assets and liabilities paying differentials or margins on several maturities.

Fees and Commissions
Fees and commissions are recognised on an accruals basis.

Securities trading commission is recognised at the time the service is rendered. Investment portfolio management fees, advisory fees and investment fund management fees are recognised on a pro-rata temporis basis.

Fees included in amortised cost used to calculate effective interest rates are not included under fees and commissions, since they are part of the effective interest rate.

Dividends
Dividends are recognised in profit or loss in the financial year in which their distribution has been approved.

Relevant Ifrs Definitions

The main definitions introduced by IFRS are described below, other than those dealt with in previous sections.

Amortised cost

The amortised cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

The effective interest method is a method of allocating the interest income or interest expense over the life of a financial asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

Commissions forming an integral part of the effective interest rate include loan drawdown fees or underwriting fees relating to a financial asset not designated at fair value, e.g., fees received as compensation for the assessment of the issuer's or borrower's financial situation, for valuation and registration of security, and generally for the completion of the transaction (management fees).

Transaction costs include fees and commissions paid to agents (including employees acting as selling agents), advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Transaction costs do not include debt premiums or discounts, financing costs or internal administrative or holding costs.

Impairment of financial assets

At each balance sheet date an entity assesses whether there is any objective evidence that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
It may not be possible to identify a single, discrete event that caused the impairment. Rather the combined effect of several events may have caused the impairment.

Losses expected as a result of future events, no matter how likely, are not recognised.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to our attention about the following loss events:

- significant financial difficulty of the issuer or obligor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting a concession to the borrower which the lender would not otherwise consider;
- it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
- the disappearance of an active market for that financial asset because of financial difficulties; however, the disappearance of an active market due to the fact that a company's financial instruments are no longer traded publicly is no evidence of impairment; or
- observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
  - adverse changes in the payment status of borrowers in the group; or
  - national or local economic conditions that correlate with defaults on the assets in the group.

Part A) Accounting Policies (CONTINUED)

Objective evidence of impairment for an investment in an equity instrument includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred. the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit and loss item 130 "Impairment losses" and the asset's carrying value is reduced.

If the terms of a loan, receivable or held-to-maturity investment are renegotiated or otherwise modified because of financial difficulties of the borrower or issuer, impairment is measured using the original effective interest rate before the modification of terms. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. If a loan, receivable or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

A reduction in the fair value of a financial asset below its cost or amortised cost is not necessarily an indication of impairment (e.g. reduction in the fair value of an investment in a debt instrument resulting from an increase in the riskfree interest rate).

Objective evidence of impairment is initially assessed individually; however, if it is determined that there is no objective evidence of individual impairment, the asset is included in a group of financial assets with similar credit risk characteristics and assessed collectively.

Formula-based approaches and statistical methods may be used to assess impairment losses on a group of financial assets. Models used incorporate the time value of money, and consider cash flows over the entire residual life of the asset (not just the following year) and do not give rise to an impairment loss on initial recognition of a financial asset. They take into account losses already sustained but not manifest in the group of financial assets at the time of measurement, on the basis of past experience of losses on assets having a similar credit risk to the group of assets being measured.

The process of estimating impairment losses considers all credit exposures, not only those of low credit quality, which reflect a serious impairment.

Reversals of impairment losses

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed and the amount of the reversal is recognised in profit and loss item 130 "Impairment losses" except in the case of AfS equity instruments (see Section 2 above).

The reversal shall not result - at the date the impairment is reversed - in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Notes to the Consolidated Accounts

Part B) Consolidated Balance Sheet

Notes to the Consolidated Accounts

(Amounts in thousands of €)

Part B) Consolidated Balance Sheet

As reported in a note to the Balance Sheet and in the Notes to the Accounts Part A) Accounting Policies - A (1) General, Section 2 – General Accounting Principles, some December 31, 2007 differ from those published in 2008 due to certain reclassifications: completion of PPA (Purchase Price Alllocation), presentation of leasing, and transfer of the interest in Mediobanca.
Specifically:

- Completion of PPA changed Loans and receivables with customers, Investments in associates and joint ventures, Tax assets and liabilities, Other assets and liabilities, Goodwill, Other intangible assets, Securities in issue, Provisions for risks and charges, Reserves and Valuation reserves, Minorities and Net Profit (Loss) for the year.
- Leases of assets under construction and assets awaiting lease changed Loans and receivables with customers, Tangible assets and Deposits from customers.
- The transfer of the interest in Mediobanca changed financial investimentis and Shareholders' equity attributable to the Group; iit was transferred to Available-for-sale financial assets to Equity investments.

Assets

Reclassification of Financial Assets

The following table details the financial assets reclassified in H2 2008, as reported in sections 1-4 of Part (A.2) Accounting Principles – Main Balance-Sheet Items.

These assets are (non-derivative) structured credit products and bonds issued by corporates or financial institutions.

As prescribed by IFRS 7, the table provides the reclassified assets' face value, carrying value and fair value at December 31, 2008 for each category as well as the pre-tax fair value losses that would have been recognized if the reclassification had not been carried out.

The application of the amortized cost method to these assets - adjusted where necessary to take into account write-downs resulting from credit risk assessment - caused interest receivable of €161,893 thousand to be recognized from the date of reclassification and write-downs of €84,836 thousand.

In Q4 2008 certain reclassified instruments were sold on which gains of €638 thousand were recognized.

Attività finanziarie oggetto di riclassificazione				
	AMOUNTS AS AT 12.31.2008			
	NOMINAL AMOUNT	CARRYING AMOUNT	FAIR VALUE	FAIR VALUE LOSSES NOT RECOGNIZED DUE TO RECLASSIFICATION (PRE-TAX)
Financial assets reclassified from item "Held for Trading" to "Loans and Receivables":	19,322,448	18,204,747	15,774,049	-2,279,779
- Structured credit products	*10,258,804*	*9,391,044*	*7,778,965*	*-1,522,423*
- Other debt securities	*9,063,644*	*8,813,703*	*7,995,084*	*-757,356*
Financial assets reclassified from item "Held for Trading" to "Held to Maturity"	135,709	148,077	136,750	-7,414
Financial assets reclassified from item "Available for Sale" to "Loans and Receivables"	680,601	689,638	684,482	-97*
TOTAL	**20,138,758**	**19,042,462**	**16,595,281**	**-2,287,290**

(*) amount pertaining to revaluation reserve instead of Profit and Loss.

Section 1 - Cash and cash balances - Item 10

1.1 Cash and cash balances: breakdown					
	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
a) Cash	4,800,709	1	1,139	4,801,849	4,354,278
b) Demand deposits with Central banks	2,850,597	-	-	2,850,597	6,718,664
Total	**7,651,306**	**1**	**1,139**	**7,652,446**	**11,072,942**

Section 2 - Financial assets held for trading - Item 20

In 2008 mainly non-derivative asset-backed securities and bonds issued by corporates and financial institutions with a carrying value of €18,352,824 at December 31, 2008, were reclassified to items 50 Held-to-maturity financial assets, 60 Loans and receivables with banks and 70 Loans and receivables with customers (see also A2 Accounting Policies in respect of the main balance-sheet items).

The derivatives item increase was mainly due to the sharp fluctuations in market prices (e.g. interest rates, exchange rates, share prices, etc.) especially in Q4 2008.

Part B) Consolidated Balance Sheet - Assets (CONTINUED)

2.1 Financial assets held for trading: product breakdown

	AMOUNTS AS AT 12.31.2008							AMOUNTS AS AT 12.31.2007
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES			
ITEMS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	TOTAL	TOTAL
A) Financial assets (non-derivatives)								
1. Debt securities	49,993,470	4,709,173	7,918	-	-	-	54,710,561	80,970,520
1.1 Structured securities	*928,681*	*202,879*	-	-	-	-	*1,131,560*	*6,897,530*
1.2 Other debt securities	*49,064,789*	*4,506,294*	*7,918*	-	-	-	*53,579,001*	*74,072,990*
2. Equity instruments	4,551,960	275,911	8	-	-	-	4,827,879	19,483,104
3. Units in investment funds	1,657,475	895,957	7,687	-	445	-	2,561,564	7,842,967
4. Loans	6,720	13,840,591	-	-	-	-	13,847,311	27,074,057
4.1 Repos	-	*12,359,896*	-	-	-	-	*12,359,896*	*24,716,493*
4.2 Other	*6,720*	*1,480,695*	-	-	-	-	*1,487,415*	*2,357,564*
5. Impaired assets	541	1,021	-	-	-	-	1,562	10,420
6. Assets sold but not derecognised	3,954,323	4,449,048	-	-	-	-	8,403,371	3,269,270
Total (A)	**60,164,489**	**24,171,701**	**15,613**	**-**	**445**	**-**	**84,352,248**	**138,650,338**
B) Derivative instruments								
1. Financial derivatives	7,034,546	94,315,934	-	-	7,200	3,745	101,361,425	60,575,124
1.1 trading	*6,995,913*	*94,279,184*	-	-	-	-	*101,275,097*	*60,075,053*
1.2 fair value hedges	*64*	*601*	-	-	-	-	*665*	*356,398*
1.3 other	*38,569*	*36,149*	-	-	*7,200*	*3,745*	*85,663*	*143,673*
2. Credit derivatives	-	19,176,215	-	-	-	-	19,176,215	3,117,676
2.1 trading	-	*19,134,916*	-	-	-	-	*19,134,916*	*3,117,391*
2.2 fair value hedges	-	*16,520*	-	-	-	-	*16,520*	*285*
2.3 other	-	*24,779*	-	-	-	-	*24,779*	-
Total (B)	**7,034,546**	**113,492,149**	**-**	**-**	**7,200**	**3,745**	**120,537,640**	**63,692,800**
Total (A+B)	**67,199,035**	**137,663,850**	**15,613**	**-**	**7,645**	**3,745**	**204,889,888**	**202,343,138**

Financial assets are classified as listed if they have a price in an active market, otherwise they are unlisted. Listed derivates are only those listed on an organized market.

"Financial derivatives: other" comprises: (i) derivatives embedded in structured financial instruments, where the host has been classified in a category other than held-for-trading or fair value option and (ii) derivatives that, for economic purposes, are associated with banking book instruments.

2.2 Financial assets held for trading: breakdown by issuer/borrower

ITEMS/VALUES	AMOUNTS AS AT 12.31.2008 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 12.31.2007 TOTAL
A. Financial assets (non-derivatives)					
1. Debt securities	**54,702,643**	**7,918**	**-**	**54,710,561**	**80,970,520**
a) Governments and Central Banks	14,303,667	7,918	-	14,311,585	8,138,975
b) Other public-sector entities	1,170,857	-	-	1,170,857	1,462,816
c) Banks	23,479,507	-	-	23,479,507	25,432,422
d) Other issuers	15,748,612	-	-	15,748,612	45,936,307
2. Equity instruments	**4,827,871**	**8**	**-**	**4,827,879**	**19,483,104**
a) Banks	792,959	-	-	792,959	3,574,734
b) Other issuers:	4,034,912	8	-	4,034,920	15,908,370
- insurance companies	*464,877*	-	-	*464,877*	*617,992*
- financial companies	*126,712*	-	-	*126,712*	*1,623,620*
- non-financial institutions	*3,138,000*	*8*	-	*3,138,008*	*11,683,979*
- Other	*305,323*	-	-	*305,323*	*1,982,779*
3. Units in investment funds	**2,553,432**	**7,687**	**445**	**2,561,564**	**7,842,967**
4. Loans	**13,847,311**	**-**	**-**	**13,847,311**	**27,074,057**
a) Governments and Central Banks	1,232,954	-	-	1,232,954	1,428,148
b) Other public-sector entities	-	-	-	-	29,008
c) Banks	10,641,183	-	-	10,641,183	18,645,827
d) Other issuers	1,973,174	-	-	1,973,174	6,971,074
5. Impaired assets	**1,562**	**-**	**-**	**1,562**	**10,420**
a) Governments and Central Banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	129	-	-	129	-
d) Other issuers	1,433	-	-	1,433	10,420
6. Assets sold but not derecognised	**8,403,371**	**-**	**-**	**8,403,371**	**3,269,270**
a) Governments and Central Banks	1,584,143	-	-	1,584,143	420,355
b) Other public-sector entities	6,819,228	-	-	6,819,228	2,848,915
c) Banks	-	-	-	-	-
d) Other issuers	-	-	-	-	-
Total A	**84,336,190**	**15,613**	**445**	**84,352,248**	**138,650,338**
B. Derivative instruments					
a) Banks	91,919,221	-	10,945	91,930,166	47,095,422
b) Customers	28,607,474	-	-	28,607,474	16,597,378
Total B	**120,526,695**	**-**	**10,945**	**120,537,640**	**63,692,800**
Total (A+B)	**204,862,885**	**15,613**	**11,390**	**204,889,888**	**202,343,138**

Notes to the Consolidated Accounts (CONTINUED)

Part B) Consolidated Balance Sheet - Assets (CONTINUED)

2.3 Financial instruments held for trading: derivatives

TYPE OF DERIVATIVE/UNDERLYING ASSETS	AMOUNTS AS AT 12.31.2008 INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	AMOUNTS AS AT 12.31.2007 TOTAL
A) Listed derivatives							
1) Financial derivatives:	16,068	35	6,724,634	-	301,009	7,041,746	5,910,004
• with underlying asset exchange	9,895	-	839,238	-	-	849,133	546,525
- purchased options	-	-	*838,761*	-	-	*838,761*	*446,539*
- other derivatives	*9,895*	-	*477*	-	-	*10,372*	*99,986*
• with no underlying asset exchange	6,173	35	5,885,396	-	301,009	6,192,613	5,363,479
- purchased options	*4,510*	*35*	*5,885,396*	-	*293,552*	*6,183,493*	*5,012,805*
- other derivatives	*1,663*	-	-	-	*7,457*	*9,120*	*350,674*
2) Credit derivatives:	-	-	-	-	-	-	589
• with underlying asset exchange	-	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-	589
Total A	16,068	35	6,724,634	-	301,009	7,041,746	5,910,593
B) Unlisted derivatives							
1) Financial derivatives:	56,713,482	27,405,521	8,584,011	-	1,616,665	94,319,679	54,665,120
• with underlying asset exchange	32,777	2,954,491	271,808	-	146,721	3,405,797	3,749,863
- purchased options	*29,876*	*1,114,226*	*271,808*	-	-	*1,415,910*	*2,102,914*
- other derivatives	*2,901*	*1,840,265*	-	-	*146,721*	*1,989,887*	*1,646,949*
• with no underlying asset exchange	56,680,705	24,451,030	8,312,203	-	1,469,944	90,913,882	50,915,257
- purchased options	*2,742,335*	*12,176,963*	*7,226,867*	-	*530,065*	*22,676,230*	*16,797,794*
- other derivatives	*53,938,370*	*12,274,067*	*1,085,336*	-	*939,879*	*68,237,652*	*34,117,463*
2) Credit derivatives:	-	-	-	19,176,215	-	19,176,215	3,117,087
• with underlying asset exchange	-	-	-	14,807,126	-	14,807,126	2,333,349
• with no underlying asset exchange	-	-	-	4,369,089	-	4,369,089	783,738
Total B	56,713,482	27,405,521	8,584,011	19,176,215	1,616,665	113,495,894	57,782,207
Total (A + B)	56,729,550	27,405,556	15,308,645	19,176,215	1,917,674	120,537,640	63,692,800

2.3.1 Banking Group portion

TYPE OF DERIVATIVE/UNDERLYING ASSETS	AMOUNTS AS AT 12.31.2008 INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	AMOUNTS AS AT 12.31.2007 TOTAL
A) Listed derivatives							
1) Financial derivatives:	8,868	35	6,724,634	-	301,009	7,034,546	5,910,004
• with underlying asset exchange	2,695	-	839,238	-	-	841,933	546,525
- *purchased options*	-	-	*838,761*	-	-	*838,761*	*446,539*
- *other derivatives*	*2,695*	-	*477*	-	-	*3,172*	*99,986*
• with no underlying asset exchange	6,173	35	5,885,396	-	301,009	6,192,613	5,363,479
- *purchased options*	*4,510*	*35*	*5,885,396*	-	*293,552*	*6,183,493*	*5,012,805*
- *other derivatives*	*1,663*	-	-	-	*7,457*	*9,120*	*350,674*
2) Credit derivatives:	-	-	-	-	-	-	589
• with underlying asset exchange	-	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-	589
Total A	8,868	35	6,724,634	-	301,009	7,034,546	5,910,593
B) Unlisted derivatives							
1) Financial derivatives:	56,713,482	27,405,521	8,584,011	-	1,612,920	94,315,934	54,664,179
• with underlying asset exchange	32,777	2,954,491	271,808	-	142,976	3,402,052	3,748,922
- *purchased options*	*29,876*	*1,114,226*	*271,808*	-	-	*1,415,910*	*2,102,914*
- *other derivatives*	*2,901*	*1,840,265*	-	-	*142,976*	*1,986,142*	*1,646,008*
• with no underlying asset exchange	56,680,705	24,451,030	8,312,203	-	1,469,944	90,913,882	50,915,257
- *purchased options*	*2,742,335*	*12,176,963*	*7,226,867*	-	*530,065*	*22,676,230*	*16,797,794*
- *other derivatives*	*53,938,370*	*12,274,067*	*1,085,336*	-	*939,879*	*68,237,652*	*34,117,463*
2) Credit derivatives:	-	-	-	19,176,215	-	19,176,215	3,117,087
• with underlying asset exchange	-	-	-	14,807,126	-	14,807,126	2,333,349
• with no underlying asset exchange	-	-	-	4,369,089	-	4,369,089	783,738
Total B	56,713,482	27,405,521	8,584,011	19,176,215	1,612,920	113,492,149	57,781,266
Total (A + B)	56,722,350	27,405,556	15,308,645	19,176,215	1,913,929	120,526,695	63,691,859

2.3.2 Insurance companies portion

There are no trading derivatives held by insurance companies.

Part B) Consolidated Balance Sheet - Assets (Continued)

2.3.3 Other companies portion

TYPE OF DERIVATIVE/UNDERLYING ASSETS	AMOUNTS AS AT 12.31.2008 INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	AMOUNTS AS AT 12.31.2007 TOTAL
A) Listed derivatives							
1) Financial derivatives:	7,200	-	-	-	-	7,200	-
• with underlying asset exchange	7,200	-	-	-	-	7,200	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	*7,200*	-	-	-	-	*7,200*	-
• with no underlying asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-	-
Total A	7,200	-	-	-	-	7,200	-
B) Unlisted derivatives							
1) Financial derivatives:	-	-	-	-	3,745	3,745	941
• with underlying asset exchange	-	-	-	-	3,745	3,745	941
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	*3,745*	*3,745*	*941*
• with no underlying asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-	-
Total B	-	-	-	-	3,745	3,745	941
Total (A + B)	7,200	-	-	-	3,745	10,945	941

2.4 Financial assets held for trading (other than assets sold and not derecognised or impaired assets): annual changes

CHANGES/UNDERLYING ASSETS	CHANGES IN 2008 DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**80,970,520**	**19,483,104**	**7,842,967**	**27,074,057**	**135,370,648**
B. Increases	**333,780,755**	**27,046,065**	**1,807,931**	**1,142,816,082**	**1,505,450,833**
B.1 Purchases	324,003,398	26,769,978	1,732,838	1,139,947,177	1,492,453,391
B.2 Positive changes in fair value	378,235	69,902	5,520	443,521	897,178
B3. Other changes	9,399,122	206,185	69,573	2,425,384	12,100,264
C. Reductions	**360,040,714**	**41,701,290**	**7,089,334**	**1,156,042,828**	**1,564,874,166**
C.1 Sales	331,502,135	39,594,288	6,077,153	3,587,788	380,761,364
C.2 Redemptions	5,618,204	203,038	-	1,149,648,769	1,155,470,011
C.3 Negative changes in fair value	2,208,331	1,208,249	527,796	293,269	4,237,645
C4. Other changes	20,712,044	695,715	484,385	2,513,002	24,405,146
D. Closing balance	**54,710,561**	**4,827,879**	**2,561,564**	**13,847,311**	**75,947,315**

2.4.1 Banking Group portion

CHANGES/UNDERLYING ASSETS	CHANGES IN 2008				
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**80,970,520**	**19,483,104**	**7,834,913**	**27,074,057**	**135,362,594**
B. Increases	**333,769,586**	**27,046,034**	**1,799,255**	**1,142,816,082**	**1,505,430,957**
B.1 Purchases	324,000,915	26,769,978	1,732,798	1,139,947,177	1,492,450,868
B.2 Positive changes in fair value	378,220	69,902	5,134	443,521	896,777
B.3 Other changes	9,390,451	206,154	61,323	2,425,384	12,083,312
C. Reductions	**360,037,463**	**41,701,267**	**7,080,736**	**1,156,042,828**	**1,564,862,294**
C.1 Sales	331,502,135	39,594,288	6,069,532	3,587,788	380,753,743
C.2 Redemptions	5,615,960	203,038	-	1,149,648,769	1,155,467,767
C.3 Negative changes in fair value	2,208,331	1,208,227	527,796	293,269	4,237,623
C.4 Other changes	20,711,037	695,714	483,408	2,513,002	24,403,161
D. Closing balance	**54,702,643**	**4,827,871**	**2,553,432**	**13,847,311**	**75,931,257**

2.4.2 Insurance companies portion

CHANGES/UNDERLYING ASSETS	CHANGES IN 2008				
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance					**-**
B. Increases	**11,169**	**31**	**8,664**	**-**	**19,864**
B.1 Purchases	2,483	-	40	-	2,523
B.2 Positive changes in fair value	15	-	374	-	389
B.3 Other changes	8,671	31	8,250	-	16,952
C. Reductions	**3,251**	**23**	**977**	**-**	**4,251**
C.1 Sales	-	-	-	-	-
C.2 Redemptions	2,244	-	-	-	2,244
C.3 Negative changes in fair value	-	22	-	-	22
C.4 Other changes	1,007	1	977	-	1,985
D. Closing balance	**7,918**	**8**	**7,687**	**-**	**15,613**

2.4.3 Other companies portion

CHANGES/UNDERLYING ASSETS	CHANGES IN 2008				
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance			**8,054**		**8,054**
B. Increases	**-**	**-**	**12**	**-**	**12**
B.1 Purchases	-	-	-	-	-
B.2 Positive changes in fair value	-	-	12	-	12
B.3 Other changes	-	-	-	-	-
C. Reductions	**-**	**-**	**7,621**	**-**	**7,621**
C.1 Sales	-	-	7,621	-	7,621
C.2 Redemptions	-	-	-	-	-
C.3 Negative changes in fair value	-	-	-	-	-
C.4 Other changes	-	-	-	-	-
D. Closing balance	**-**	**-**	**445**	**-**	**445**

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

Section 3 - Financial assets at fair value through profit or loss - Item 30

3.1 Financial assets at fair value through profit or loss: product breakdown

	AMOUNTS AS AT 12.31.2008							AMOUNTS AS AT 12.31.2007
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES			
ITEMS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	TOTAL	TOTAL
1. Debt securities	11,207,892	700,771	-	-	187,731	-	12,096,394	12,267,458
1.1 Structured securities	*14,490*	*44,659*	-	-	-	-	*59,149*	*94,197*
1.2 Other debt securities	*11,193,402*	*656,112*	-	-	*187,731*	-	*12,037,245*	*12,173,261*
2. Equity securities	2,996	59,378	-	-	376	15	62,765	74,523
3. Units in investment funds	346,490	249,735	-	-	-	276	596,501	395,062
4. Loans	14	2,880,148	-	-	-	-	2,880,162	2,614,910
4.1 Structured	-	*51,064*	-	-	-	-	*51,064*	*49,961*
4.2 Other	*14*	*2,829,084*	-	-	-	-	*2,829,098*	*2,564,949*
5. Impaired assets	-	-	-	-	-	-	-	-
6. Assets sold but not derecognised	-	-	-	-	-	-	-	-
Total	11,557,392	3,890,032	-	-	188,107	291	15,635,822	15,351,953
Cost	11,345,318	4,138,122	-	-	188,107	291	15,671,838	15,969,483

Fair value determination criteria are disclosed in Part A - Accounting Policies.

3.2 Financial assets at fair value through profit or loss: breakdown by issuer/borrower

ITEMS/VALUES	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Debt securities	**11,908,663**	**-**	**187,731**	**12,096,394**	**12,267,458**
a) Governments and central banks	6,829,587	-	-	6,829,587	6,992,686
b) Other public-sector entities	122,891	-	-	122,891	199,730
c) Banks	3,659,115	-	109,293	3,768,408	3,097,967
d) Other issuers	1,297,070	-	78,438	1,375,508	1,977,075
2.1 Equity instruments	**62,374**	**-**	**391**	**62,765**	**74,523**
a) Banks	20,449	-	359	20,808	31,089
b) Other issuers:	41,925	-	32	41,957	43,434
- insurance companies	*7*	-	*11*	*18*	*60*
- financial companies	*11*	-	-	*11*	*14*
- non-financial companies	*41,839*	-	-	*41,839*	*43,251*
- other	*68*	-	*21*	*89*	*109*
3. Units in investment funds	**596,225**	**-**	**276**	**596,501**	**395,062**
4. Loans	**2,880,162**	**-**	**-**	**2,880,162**	**2,614,910**
a) Governments and central banks	2,343,279	-	-	2,343,279	2,063,939
b) Other public-sector entities	129,564	-	-	129,564	149,573
c) Banks	179,649	-	-	179,649	192,158
d) Other entities	227,670	-	-	227,670	209,240
5. Impaired assets	**-**	**-**	**-**	**-**	**-**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
6. Assets sold but not derecognised	**-**	**-**	**-**	**-**	**-**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other issuers	-	-	-	-	-
Total	15,447,424	-	188,398	15,635,822	15,351,953

3.3 Financial assets at fair value through profit or loss (other than assets sold and not derecognised or impaired assets): annual changes

	CHANGES IN 2008				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**12,267,458**	**74,523**	**395,062**	**2,614,910**	**15,351,953**
B. Increases	**4,092,962**	**2,376**	**524,076**	**312,442**	**4,931,856**
B.1 Purchases	3,492,201	41	185,562	125,000	3,802,804
B.2 Positive changes in fair value	364,784	2,199	7,386	167,435	541,804
B.3 Other increases	235,977	136	331,128	20,007	587,248
C. Decreases	**4,264,026**	**14,134**	**322,637**	**47,190**	**4,647,987**
C.1 Sales	2,407,296	3,605	166,488	-	2,577,389
C.2 Redemptions	809,504	4,206	14,321	44,956	872,987
C.3 Negative changes in fair value	150,702	5,917	119,145	338	276,102
C.4 Other decreases	896,524	406	22,683	1,896	921,509
D. Closing balance	**12,096,394**	**62,765**	**596,501**	**2,880,162**	**15,635,822**

Part B) Consolidated Balance Sheet - Assets (Continued)

3.3.1 Banking Group portion

	CHANGES IN 2008				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**11,930,513**	**74,175**	**385,543**	**2,614,910**	**15,005,141**
B. Increases	**4,082,549**	**2,201**	**524,061**	**312,442**	**4,921,253**
B.1 Purchases	3,492,201	-	185,562	125,000	3,802,763
B.2 Positive changes in fair value	364,784	2,199	7,371	167,435	541,789
B.3 Other increases	225,564	2	331,128	20,007	576,701
C. Decreases	**4,104,399**	**14,002**	**313,379**	**47,190**	**4,478,970**
C.1 Sales	2,405,690	3,605	166,482	-	2,575,777
C.2 Redemptions	699,606	4,206	14,321	44,956	763,089
C.3 Negative changes in fair value	112,301	5,822	119,145	338	237,606
C.4 Other decreases	886,802	369	13,431	1,896	902,498
D. Closing balance	**11,908,663**	**62,374**	**596,225**	**2,880,162**	**15,447,424**

3.3.2 Insurance companies portion

	CHANGES IN 2008				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**9,722**	**35**	**9,250**	-	**19,007**
B. Increases	-	-	-	-	-
B.1 Purchases	-	-	-	-	-
B.2 Positive changes in fair value	-	-	-	-	-
B.3 Other increases	-	-	-	-	-
C. Decreases	**9,722**	**35**	**9,250**	-	**19,007**
C.1 Sales	-	-	-	-	-
C.2 Redemptions	-	-	-	-	-
C.3 Negative changes in fair value	-	-	-	-	-
C.4 Other decreases	9,722	35	9,250	-	19,007
D. Closing balance	-	-	-	-	-

3.3.3 Other companies portion

	CHANGES IN 2008				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**327,223**	**313**	**269**	-	**327,805**
B. Increases	**10,413**	**175**	**15**	-	**10,603**
B.1 Purchases	-	41	-	-	41
B.2 Positive changes in fair value	-	-	15	-	15
B.3 Other increases	10,413	134	-	-	10,547
C. Decreases	**149,905**	**97**	**8**	-	**150,010**
C.1 Sales	1,606	-	6	-	1,612
C.2 Redemptions	109,898	-	-	-	109,898
C.3 Negative changes in fair value	38,401	95	-	-	38,496
C.4 Other decreases	-	2	2	-	4
D. Closing balance	**187,731**	**391**	**276**	-	**188,398**

Section 4 - Available for sale financial assets - Item 40

December 31, 2007 data in the "Total listed" column, item 2. Equity instruments - sub-item 2.1 Designated at fair value (€3,823,462) differ from the published figure (€4,821,691) with a negative change of 998.229, due to the transfer of the interest in Mediobanca SpA to Equity investments in the amount of €1,035,097, changing shareholders' equity attributable to the Group by €36,868. This transfer was of the Mediobanca SpA shares originating in Capitalia, in line with the mentioned changes in the governance of Mediobanca. December 31, 2007 data were restated in line with IFRS.

In 2008 *Other debt instruments* with a carrying value of €689,638 at December 31, 2008 were reclassified to items 60 *Loans and receivables with banks* and 70 *Loans and receivables with customers.*

4.1 Available-for-sale financial assets: product breakdown

	AMOUNTS AS AT 12.31.2008								AMOUNTS AS AT 12.31.2007	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
ITEMS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Debt securities	17,568,206	3,690,961	82,281	34,830	262,048	421,555	17,912,535	4,147,346	15,192,966	4,767,806
1.1 Structured securities	*289,559*	*55,149*	-	-	-	*421,555*	*289,559*	*476,704*	*361,457*	*66,620*
1.2 Other	*17,278,647*	*3,635,812*	*82,281*	*34,830*	*262,048*	-	*17,622,976*	*3,670,642*	*14,831,509*	*4,701,186*
2. Equity instruments	1,806,420	3,066,491	-	156	-	19,408	1,806,420	3,086,055	3,839,525	4,991,304
2.1 Measured at fair value	*1,797,372*	*1,342,457*	-	-	-	*6,971*	*1,797,372*	*1,349,428*	*3,823,462*	*3,409,198*
2.2 Carried at cost	*9,048*	*1,724,034*	-	*156*	-	*12,437*	*9,048*	*1,736,627*	*16,063*	*1,582,106*
3. Units in investment funds	157,033	1,113,371	-	-	-	669	157,033	1,114,040	183,892	1,772,047
4. Loans	-	101,711	-	-	-	-	-	101,711	-	86,344
5. Impaired assets	71,099	222,043	-	-	-	38	71,099	222,081	50,563	75,157
6. Assets sold but not derecognised	81,604	366	-	-	-	-	81,604	366	-	-
Total	**19,684,362**	**8,194,943**	**82,281**	**34,986**	**262,048**	**441,670**	**20,028,691**	**8,671,599**	**19,266,946**	**11,692,658**

Financial assets are classified as listed if they have a price in an active market; otherwise they are considered unlisted.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

4.2 Available-for-sale financial assets: breakdown by issuer/borrower

ITEMS/VALUES	AMOUNTS AS AT 12.31.2008 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 12.31.2007 TOTAL
1. Debt securities	**21,259,167**	**117,111**	**683,603**	**22,059,881**	**19,960,772**
a) Governments and central banks	12,751,194	117,111	-	12,868,305	10,448,409
b) Other public-sector entities	445,099	-	-	445,099	451,479
c) Banks	4,476,401	-	101,135	4,577,536	4,215,640
d) Other issuers	3,586,473	-	582,468	4,168,941	4,845,244
2. Equity instruments	**4,872,911**	**156**	**19,408**	**4,892,475**	**8,830,829** (1)
a) Banks	941,939	-	-	941,939	1,475,357 (1)
b) Other issuers:	3,930,972	156	19,408	3,950,536	7,355,472
- insurance companies	*941,886*	-	-	*941,886*	*1,651,923*
- financial companies	*1,035,630*	*77*	-	*1,035,707*	*2,093,750*
- non-financial companies	*1,907,015*	*79*	*12,410*	*1,919,504*	*3,524,525*
- other	*46,441*	-	*6,998*	*53,439*	*85,274*
3. Units in investment funds	**1,270,404**	**-**	**669**	**1,271,073**	**1,955,939**
4. Loans	**101,711**	**-**	**-**	**101,711**	**86,344**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	60,870	-	-	60,870	-
d) Other entities	40,841	-	-	40,841	86,344
5. Impaired assets	**293,142**	**-**	**38**	**293,180**	**125,720**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	4,529	-	-	4,529	-
d) Other entities	288,613	-	38	288,651	125,720
6. Assets sold but not derecognised	**81,970**	**-**	**-**	**81,970**	**-**
a) Governments and central banks	81,893	-	-	81,893	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other issuers	77	-	-	77	-
Total	**27,879,305**	**117,267**	**703,718**	**28,700,290**	**30,959,604** (1)

1. These balances show a difference of 998.229 from those published in 2007 due to reclassification of the Mediobanca Spa interest. Please see note to table 4.1 Available for sale financial assets: product breakdown.

4.3 Available-for-sale financial assets: hedged

ASSETS/TYPE OF HEDGING	AMOUNTS AS AT 12.31.2008 HEDGED ASSETS		AMOUNTS AS AT 12.31.2007 HEDGED ASSETS	
	FAIR VALUE	CASH FLOW	FAIR VALUE	CASH FLOW
1. Debt securities	5,201,368	180,144	2,578,998	218,754
2. Equity instruments	1,549	-	227,593	80
3. Units in investments funds	508	-	120,225	-
4. Loans	-	-	-	-
5. Portfolio	-	37,018	-	-
Total	5,203,425	217,162	2,926,816	218,834

Fair value determination criteria are disclosed in Part A - Accounting Policies.

4.3.1 Banking Group portion

ASSETS/TYPE OF HEDGING	AMOUNTS AS AT 12.31.2008 HEDGED ASSETS		AMOUNTS AS AT 12.31.2007 HEDGED ASSETS	
	FAIR VALUE	CASH FLOW	FAIR VALUE	CASH FLOW
1. Debt securities	5,201,368	180,144	2,578,998	218,754
2. Equity instruments	1,549	-	227,593	20
3. Units in investments funds	508	-	120,225	-
4. Loans	-	-	-	-
5. Portfolio	-	37,018	-	-
Total	**5,203,425**	**217,162**	**2,926,816**	**218,774**

4.3.2 Insurance Companies Portino

No amounts are included in Insurance Companies Portion.

4.3.3 Other Companies Portion

ASSETS/TYPE OF HEDGING	AMOUNTS AS AT 12.31.2008 HEDGED ASSETS		AMOUNTS AS AT 12.31.2007 HEDGED ASSETS	
	FAIR VALUE	CASH FLOW	FAIR VALUE	CASH FLOW
1. Debt securities	-	-	-	-
2. Equity instruments	-	-	-	60
3. Units in investments funds	-	-	-	-
4. Loans	-	-	-	-
5. Portfolio	-	-	-	-
Total	**-**	**-**	**-**	**60**

4.4 Available-for-sale financial assets: subject to micro-hedging

ITEMS/VALUES	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Financial assets subject to micro-hedging of fair value	**5,203,425**	**-**	**-**	**5,203,425**	**2,926,816**
a) Interest rate risk	5,201,368	-	-	5,201,368	2,444,170
b) Price risk	-	-	-	-	228,536
c) Currency risk	-	-	-	-	159,603
d) Credit risk	1,549	-	-	1,549	93,877
e) Multiple risks	508	-	-	508	630
2. Financial assets subject to micro-hedging of cash flows	**180,144**	**-**	**-**	**180,144**	**218,834**
a) Interest rate risk	180,144	-	-	180,144	218,754
b) Currency risk	-	-	-	-	-
c) Other	-	-	-	-	80
Total	**5,383,569**	**-**	**-**	**5,383,569**	**3,145,650**

Part B) Consolidated Balance Sheet - Assets (Continued)

4.5 Available-for-sale financial assets (other than assets sold and not derecognised or impaired assets): annual changes

	CHANGES IN 2008				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**19,960,772**	**8,830,829[1]**	**1,955,939**	**86,344**	**30,833,884[1]**
B. Increases	**21,454,933**	**2,007,521**	**465,614**	**71,138**	**23,999,206**
B.1 Purchases	17,326,530	1,077,089	409,800	69,500	18,882,919
B.2 Positive changes in fair value	246,941	123,057	538	1,465	372,001
B.3 Write-backs	410,950	9,213	3,330	-	423,493
- through profit or loss	*11,834*	-	*2*	-	*11,836*
- in equity	*399,116*	*9,213*	*3,328*	-	*411,657*
B.4 Transfers from other portfolios	224,262	198,321	-	-	422,583
B.5 Other changes	3,246,250	599,841	51,946	173	3,898,210
C. Decreases	**19,355,824**	**5,945,875**	**1,150,480**	**55,771**	**26,507,950**
C.1 Sales	10,169,901	2,745,306	848,070	-	13,763,277
C.2 Redemptions	4,422,795	77,329	45,533	333	4,545,990
C.3 Negative changes in fair value	761,794	1,124,370	53,913	331	1,940,408
C.4 Impairment	489,401	1,191,641	59,592	-	1,740,634
- through profit or loss	*68,380*	*942,502*	*15,292*	-	*1,026,174*
- in equity	*421,021*	*249,139*	*44,300*	-	*714,460*
C.5 Transfers to other portfolios	758,322	294,847	24,711	-	1,077,880
C.6 Other changes	2,753,611	512,382	118,661	55,107	3,439,761
D. Closing balance	**22,059,881**	**4,892,475**	**1,271,073**	**101,711**	**28,325,140**

1. These balances show a difference of 998.229 from those published in 2007 due to reclassification of Mediobanca Spa interest. Please see note to table 4.1 Available for sale financial assets: product breakdown.

4.5.1 Banking Group portion

	CHANGES IN 2008				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**19,394,336**	**8,830,556[1]**	**1,890,743**	**86,344**	**30,201,979[1]**
B. Increases	**20,949,630**	**1,963,638**	**465,349**	**71,138**	**23,449,755**
B.1 Purchases	17,301,708	1,070,166	409,550	69,500	18,850,924
B.2 Positive changes in fair value	246,941	123,057	525	1,465	371,988
B.3 Write-backs	410,950	9,213	3,330	-	423,493
- through profit or loss	*11,834*	-	*2*	-	*11,836*
- in equity	*399,116*	*9,213*	*3,328*	-	*411,657*
B.4 Transfers from other portfolios	224,262	179,858	-	-	404,120
B.5 Other changes	2,765,769	581,344	51,944	173	3,399,230
C. Decreases	**19,084,799**	**5,921,283**	**1,085,688**	**55,771**	**26,147,541**
C.1 Sales	10,147,736	2,739,624	783,318	-	13,670,678
C.2 Redemptions	4,411,525	77,329	45,533	333	4,534,720
C.3 Negative changes in fair value	642,090	1,124,370	53,913	331	1,820,704
C.4 Impairment	453,189	1,191,641	59,591	-	1,704,421
- through profit or loss	*32,168*	*942,502*	*15,291*	-	*989,961*
- in equity	*421,021*	*249,139*	*44,300*	-	*714,460*
C.5 Transfers to other portfolios	742,700	276,384	24,672	-	1,043,756
C.6 Other changes	2,687,559	511,935	118,661	55,107	3,373,262
D. Closing balance	**21,259,167**	**4,872,911**	**1,270,404**	**101,711**	**27,504,193**

1. These balances show a difference of 998.229 from those published in 2007 due to reclassification of Mediobanca Spa interest. Please see note to table 4.1 Available for sale financial assets: product breakdown.

4.5.2 Insurance companies portion

	CHANGES IN 2008				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**129,363**	**213**	**-**	**-**	**129,576**
B. Increases	**24,822**	**12**	**-**	**-**	**24,834**
B.1 Purchases	24,822	12	-	-	24,834
B.2 Positive changes in fair value	-	-	-	-	-
B.3 Write-backs	-	-	-	-	-
- through profit or loss	-	-	-	-	-
- in equity	-	-	-	-	-
B.4 Transfers from other portfolios	-	-	-	-	-
B.5 Other changes	-	-	-	-	-
C. Decreases	**37,074**	**69**	**-**	**-**	**37,143**
C.1 Sales	-	-	-	-	-
C.2 Redemptions	8,190	-	-	-	8,190
C.3 Negative changes in fair value	-	-	-	-	-
C.4 Impairment	-	-	-	-	-
- through profit or loss	-	-	-	-	-
- in equity	-	-	-	-	-
C.5 Transfers to other portfolios	-	-	-	-	-
C.6 Other changes	28,884	69	-	-	28,953
D. Closing balance	**117,111**	**156**	**-**	**-**	**117,267**

4.5.3 Other companies portion

	CHANGES IN 2008				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**437,073**	**60**	**65,196**	**-**	**502,329**
B. Increases	**480,481**	**43,871**	**265**	**-**	**524,617**
B.1 Purchases	-	6,911	250	-	7,161
B.2 Positive changes in fair value	-	-	13	-	13
B.3 Write-backs	-	-	-	-	-
- through profit or loss	-	-	-	-	-
- in equity	-	-	-	-	-
B.4 Transfers from other portfolios	-	18,463	-	-	18,463
B.5 Other changes	480,481	18,497	2	-	498,980
C. Decreases	**233,951**	**24,523**	**64,792**	**-**	**323,266**
C.1 Sales	22,165	5,682	64,752	-	92,599
C.2 Redemptions	3,080	-	-	-	3,080
C.3 Negative changes in fair value	119,704	-	-	-	119,704
C.4 Impairment	36,212	-	1	-	36,213
- through profit or loss	*36,212*	-	*1*	-	*36,213*
- in equity	-	-	-	-	-
C.5 Transfers to other portfolios	15,622	18,463	39	-	34,124
C.6 Other changes	37,168	378	-	-	37,546
D. Closing balance	**683,603**	**19,408**	**669**	**-**	**703,680**

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

Section 5 - Held-to-maturity investments - Item 50

In 2008 financial instruments with a carrying value of €148,077 at December 31, 2008 were reclassified from item 20. *Held-for-trading financial assets* (see also A2 Accounting Policies in respect of the main balance-sheet items).

5.1 Held-to-maturity investments: product breakdown

	AMOUNTS AS AT 12.31.2008								AMOUNTS AS AT 12.31.2007	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
TYPE OF TRANSACTIONS/ VALUES	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
1. Debt securities	14,871,267	15,215,172	-	-	170,206	170,206	15,041,473	15,385,378	10,999,646	11,047,733
1.1 Structured securities	-	-	-	-	-	-	-	-	*70,219*	*68,965*
1.2 Other securities	*14,871,267*	*15,215,172*	-	-	*170,206*	*170,206*	*15,041,473*	*15,385,378*	*10,929,427*	*10,978,768*
2. Loans	-	-	-	-	-	-	-	-	-	-
3. Impaired assets	70	70	-	-	-	-	70	70	16,793	16,793
4. Assets sold but not derecognised	1,840,907	1,411,918	-	-	-	-	1,840,907	1,411,918	715,105	750,033
Total	**16,712,244**	**16,627,160**	**-**	**-**	**170,206**	**170,206**	**16,882,450**	**16,797,366**	**11,731,544**	**11,814,559**

Fair value determination criteria are disclosed in Part A - Accounting Policies.

5.2 Held-to-maturity investments: breakdown by issuer/borrower

	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007
TYPES OF TRANSACTIONS/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Debt securities	**14,871,267**	**-**	**170,206**	**15,041,473**	**10,999,646**
a) Governments and central banks	8,898,871	-	-	8,898,871	7,506,037
b) Other public-sector entities	204,043	-	-	204,043	225,852
c) Banks	4,625,010	-	-	4,625,010	1,313,486
d) Other issuers	1,143,343	-	170,206	1,313,549	1,954,271
2. Loans	**-**	**-**	**-**	**-**	**-**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
3. Impaired assets	**70**	**-**	**-**	**70**	**16,793**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	70	-	-	70	16,793
4. Assets sold but not derecognised	**1,840,907**	**-**	**-**	**1,840,907**	**715,105**
a) Governments and central banks	1,734,912	-	-	1,734,912	715,105
b) Other public-sector entities	-	-	-	-	-
c) Banks	105,995	-	-	105,995	-
d) Other entities	-	-	-	-	-
Total	**16,712,244**	**-**	**170,206**	**16,882,450**	**11,731,544**

5.3 Held-to-maturity investments: hedged

TYPES OF TRANSACTIONS/INSTRUMENTS	AMOUNTS AS AT	
	12.31.2008	12.31.2007
1. Debt securities	57,327	87,932
2. Loans	-	-
3. Impaired assets	-	-
4. Assets sold but not derecognised	-	-
Total	**57,327**	**87,932**

5.4 Held-to-maturity investments (other than assets sold but not derecognised or impaired assets): annual changes

	CHANGES IN 2008		
	DEBT SECURITIES	LOANS	TOTAL
A. Opening balance	**10,999,646**	**-**	**10,999,646**
B. Increases	**15,836,536**	**-**	**15,836,536**
B.1 Purchases	12,157,523	-	12,157,523
B.2 Write-backs	62	-	62
B.3 Transfers from other portfolios	218,592	-	218,592
B4. Other changes	3,460,359	-	3,460,359
C. Decreases	**11,794,709**	**-**	**11,794,709**
C.1 Sales	1,055,430	-	1,055,430
C.2 Redemptions	5,664,390	-	5,664,390
C.3 Write-downs	7,713	-	7,713
C.4 Transfers to other portfolios	96,997	-	96,997
C5. Other changes	4,970,179	-	4,970,179
D. Closing balance	**15,041,473**	**-**	**15,041,473**

Part B) Consolidated Balance Sheet - Assets (Continued)

Section 6 - Loans and receivables with banks - Item 60

The reduction in Loans to Central Banks was due to items 2. Compulsory reserves (-€7.9 million), while the reduction in Loans to banks is due and 3. Other loans - sub-item 3.1 Repos (-€10.1 million).

In 2008 financial assets (mainly Other debt instruments) with a carrying value of €4,961,524 at December 31, 2008 were reclassified from items 20 Held-for-trading financial assets (€4,592,040) and 40 *Available-for-sale financial assets* (€369,484) (see also A2 Accounting Policies in respect of the main balance-sheet items).

6.1 Loans and receivables with banks: product breakdown

	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	12.31.2008	12.31.2007
A. Loans to Central Banks	**21,044,846**	**30,431,775**
1. Time deposits	257,122	327,231
2. Compulsory reserves	17,608,180	25,519,071
3. Repos	2,702,557	1,120,483
4. Other	476,987	3,464,990
B. Loans to Banks	**59,782,106**	**69,580,041**
1. Current accounts and demand deposits	15,749,139	18,668,788
2. Time deposits	13,801,674	17,600,128
3. Other loans	23,443,946	32,451,321
3.1 Repos	*10,854,627*	*21,009,354*
3.2 Finance leases	*4,998*	*5,918*
3.3 Other	*12,584,321*	*11,436,049*
4. Debt securities	6,699,733	825,393
4.1 Structured	*480*	*659*
4.2 Other	*6,699,253*	*824,734*
5. Impaired assets	85,291	33,637
6. Assets sold not derecognised	2,323	774
Total (carrying amount)	**80,826,952**	**100,011,816**
Total (fair value)	**80,868,130**	**100,098,960**

Fair value determination criteria are disclosed in Part A - Accounting Policies.

6.1.1 Banking Group Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
A. Loans to Central Banks	**21,044,846**	**30,431,775**
1. Time deposits	257,122	327,231
2. Compulsory reserves	17,608,180	25,519,071
3. Repos	2,702,557	1,120,483
4. Other	476,987	3,464,990
B. Loans to Banks	**59,705,622**	**69,521,731**
1. Current accounts and demand deposits	15,685,969	18,618,146
2. Time deposits	13,788,360	17,592,460
3. Other loans	23,443,946	32,451,321
3.1 Repos	*10,854,627*	*21,009,354*
3.2 Finance leases	*4,998*	*5,918*
3.3 Other	*12,584,321*	*11,436,049*
4. Debt securities	6,699,733	825,393
4.1 Structured	*480*	*659*
4.2 Other	*6,699,253*	*824,734*
5. Impaired assets	85,291	33,637
6. Assets sold not derecognised	2,323	774
Total (carrying amount)	**80,750,468**	**99,953,506**
Total (fair value)	**80,791,646**	**100,040,651**

6.1.2 Insurance Companies portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
A. Loans to Central Banks	**-**	**-**
1. Time deposits	-	-
2. Compulsory reserves	-	-
3. Repos	-	-
4. Other	-	-
B. Loans to Banks	**21,004**	**17,351**
1. Current accounts and demand deposits	8,546	10,235
2. Time deposits	12,458	7,116
3. Other loans	-	-
3.1 Repos	-	-
3.2 Finance leases	-	-
3.3 Other	-	-
4. Debt securities	-	-
4.1 Structured	-	-
4.2 Other	-	-
5. Impaired assets	-	-
6. Assets sold not derecognised	-	-
Total (carrying amount)	**21,004**	**17,351**
Total (fair value)	**21,004**	**17,350**

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

6.1.3 Other Companies Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
A. Loans to Central Banks	-	-
1. Time deposits	-	-
2. Compulsory reserves	-	-
3. Repos	-	-
4. Other	-	-
B. Loans to Banks	55,480	40,959
1. Current accounts and demand deposits	54,624	40,407
2. Time deposits	856	552
3. Other loans	-	-
3.1 Repos	-	-
3.2 Finance leases	-	-
3.3 Other	-	-
4. Debt securities	-	-
4.1 Structured	-	-
4.2 Other	-	-
5. Impaired assets	-	-
6. Assets sold not derecognised	-	-
Total (carrying amount)	55,480	40,959
Total (fair value)	55,480	40,959

6.2 Loans and receivables with banks: subject to micro-hedging

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
1. Loans and receivables subject to micro-hedging of fair value	73,713	250,598
a) Interest rate risk	67,938	127,806
b) Currency risk	5,306	334
c) Credit risk	-	37,004
d) Multiple risks	469	85,454
2. Loans and receivables subject to micro-hedging of cash flows	104,390	94,897
a) Interest rate risk	93,906	61,735
b) Currency risk	-	-
c) Other	10,484	33,162
Total	178,103	345,495

6.2.1 Banking Group Portion

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	12.31.2007
1. Loans and receivables subject to micro-hedging of fair value	**51,759**	**249,419**
a) Interest rate risk	51,222	126,954
b) Currency risk	68	7
c) Credit risk	-	37,004
d) Multiple risks	469	85,454
2. Loans and receivables subject to micro-hedging of cash flows	**73,730**	**91,817**
a) Interest rate risk	63,582	61,735
b) Currency risk	-	-
c) Other	10,148	30,082
Total	**125,489**	**341,236**

6.2.2 Insurance Companies Portion

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	12.31.2007
1. Loans and receivables subject to micro-hedging of fair value	**21,843**	**-**
a) Interest rate risk	16,716	-
b) Currency risk	5,127	-
c) Credit risk	-	-
d) Multiple risks	-	-
2. Loans and receivables subject to micro-hedging of cash flows	**-**	**-**
a) Interest rate risk	-	-
b) Currency risk	-	-
c) Other	-	-
Total	**21,843**	**-**

6.2.3 Other Companies Portion

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	12.31.2007
1. Loans and receivables subject to micro-hedging of fair value	**111**	**1,179**
a) Interest rate risk	-	852
b) Currency risk	111	327
c) Credit risk	-	-
d) Multiple risks	-	-
2. Loans and receivables subject to micro-hedging of cash flows	**30,660**	**3,080**
a) Interest rate risk	30,324	-
b) Currency risk	-	-
c) Other	336	3,080
Total	**30,771**	**4,259**

Part B) Consolidated Balance Sheet - Assets (Continued)

6.3 Finance leases: banks

LESSOR INFORMATION	AMOUNTS AS AT 12.31.2008		AMOUNTS AS AT 12.31.2007	
	MINIMUM LEASE PAYMENTS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	MINIMUM LEASE PAYMENTS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts receivable under finance leases:				
Up to 12 months	2,493	2,236	2,112	1,869
From 1 to 5 years	4,581	3,588	4,883	4,504
Later than 5 years	1,330	1,221	224	215
Total gross/net investment value	**8,404**	**7,045**	**7,219**	**6,588**
of which:	-	-		
Unguaranteed residual values of assets leased under finance leases	954	948	489	468
Less: Unearned finance income (by remaining maturity)	**(784)**	X	**(631)**	X
Present value of minimum lease payments receivable (net investment in the lease)	**7,620**	**7,045**	**6,588**	**6,588**

The minimum lease payments also include the portion of the agreements classified as assets sold but non derecognized.

Section 7 - Loans and receivables with customers - Item 70

December 31 2007 data differ, as mentioned, from those published in 2008 due to completion of PPA (Purchase Price Allocation) and the transfer to this item of leases of assets under construction and assets awaiting lease previously recognized under Tangible assets.

In 2008 financial assets (mainly non-derivative asset backed securities) with a carrying value of €13,932,860 at December 31, 2008 were reclassified from items 20 *Held-for-trading financial assets* (€13,612,706) and 40 *Available-for-sale financial assets* (€320,154) (see also A2 Accounting Policies in respect of the main balance-sheet items).

Loans and receivables with customers increased by €37,418 million. The reduction in mortgages of €41.642 million and the increase in assets sold but not derecognized of €42.034 million were largely attributable to new traditional securitizations and covered bond issues in 2008, for details of which please see Part E Section 1 - Credit Risk - C. Securitizations and sale of assets.

Furthermore, item 8.2 Other Debt Securities includes €799,934 thousand arising from the "Trevi Finance", "Trevi Finance 2" and "Trevi Finance 3" securitization transactions, in respect of which the underlying assets were not re-recognized in the accounts, since the transactions date from before January 1, 2002 (see also section 4 - Loans and Receivables in Part a) Accounting Policies). The assets underlying these securitization transactions are non-performing loans, which book value was €1,157,092 thousand on the balance-sheet date, whereas their face value was €4,956,602 thousand.

7.1 Loans and receivables with customers: product breakdown

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
1. Current accounts	63,794,080	64,108,073
2. Repos	9,717,136	4,551,816
3. Mortgages	160,196,236	201,838,460
4. Credit cards and personal loans, including wage assignement loans	20,298,155	20,905,176
5. Finance leases	22,035,723	22,890,095
6. Factoring	4,344,106	3,960,683
7. Other transactions	225,607,297	208,688,111
8. Debt securities	14,989,662	2,371,879
8.1 Structured securities	*400,267*	*1,594*
8.2 Other debt securities	*14,589,395*	*2,370,285*
9. Impaired assets	19,480,638	15,754,857
10. Assets sold but not derecognised	72,017,380	29,993,678
Total (carrying amount)	**612,480,413**	**575,062,828**
Total (fair value)	**615,910,816**	**580,070,310**

Fair value determination criteria are disclosed in Part A - Accounting Policies.

7.1.1 Banking Group Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
1. Current accounts	63,757,408	64,062,023
2. Repos	9,717,136	4,551,816
3. Mortgages	160,196,236	201,838,460
4. Credit cards and personal loans, including wage assignement loans	20,298,155	20,905,176
5. Finance leases	22,035,723	22,890,095
6. Factoring	4,344,106	3,960,683
7. Other transactions	220,398,162	204,234,413
8. Debt securities	14,989,662	2,371,879
8.1 Structured securities	*400,267*	*1,594*
8.2 Other debt securities	*14,589,395*	*2,370,285*
9. Impaired assets	19,480,418	15,754,599
10. Assets sold but not derecognised	72,017,380	29,993,678
Total (carrying amount)	**607,234,386**	**570,562,822**
Total (fair value)	**610,656,288**	**575,570,201**

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

7.1.2 Insurance Companies portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	12.31.2007
1. Current accounts	36,672	46,050
2. Repos	-	-
3. Mortgages	-	-
4. Credit cards and personal loans, including wage assignement loans	-	-
5. Finance leases	-	-
6. Factoring	-	-
7. Other transactions	-	-
8. Debt securities	-	-
8.1 Structured securities	-	-
8.2 Other debt securities	-	-
9. Impaired assets	220	258
10. Assets sold but not derecognised	-	-
Total (carrying amount)	**36,892**	**46,308**
Total (fair value)	**36,892**	**46,411**

7.1.3 Other Companies Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	12.31.2007
1. Current accounts	-	-
2. Repos	-	-
3. Mortgages	-	-
4. Credit cards and personal loans, including wage assignement loans	-	-
5. Finance leases	-	-
6. Factoring	-	-
7. Other transactions	5,209,135	4,453,698
8. Debt securities	-	-
8.1 Structured securities	-	-
8.2 Other debt securities	-	-
9. Impaired assets	-	-
10. Assets sold but not derecognised	-	-
Total (carrying amount)	**5,209,135**	**4,453,698**
Total (fair value)	**5,217,636**	**4,453,698**

7.2 Loans and receivables with customers: breakdown by issuer/borrower

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
1. Debt securities	**14,989,662**	**2,371,879**
a) Governments	235,828	231,040
b) Other public-sector entities	237,162	198,764
c) Other issuers	14,516,672	1,942,075
- non-financial companies	*3,590,569*	*53,027*
- financial companies	*9,627,415*	*1,798,764*
- insurance companies	*158,322*	*90,284*
- other	*1,140,366*	-
2. Loans to:	**505,992,733**	**526,942,414**
a) Governments	10,095,176	11,296,546
b) Other public-sector entities	11,550,357	12,020,934
c) Other entities	484,347,200	503,624,934
- non-financial companies	*325,418,811*	*312,919,710*
- financial companies	*27,246,758*	*26,915,804*
- insurance companies	*973,848*	*1,534,770*
- other	*130,707,783*	*162,254,650*
3. Impaired assets:	**19,480,638**	**15,754,857**
a) Governments	11,593	49,846
b) Other public-sector entities	119,301	117,284
c) Other entities	19,349,744	15,587,727
- non-financial companies	*13,233,218*	*12,031,133*
- financial companies	*461,772*	*182,466*
- insurance companies	*33,256*	*59,720*
- other	*5,621,498*	*3,314,408*
4. Assets sold but not derecognised:	**72,017,380**	**29,993,678**
a) Governments	-	-
b) Other public-sector entities	1,951	381
c) Other entities	72,015,429	29,993,297
- non-financial companies	*16,863,440*	*13,964,196*
- financial companies	*1,723,554*	*262,737*
- insurance companies	*56,546*	*17,566*
- other	*53,371,889*	*15,748,798*
Total	612,480,413	575,062,828

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

7.2.1 Banking Group portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	12.31.2007
1. Debt securities	**14,989,662**	**2,371,879**
a) Governments	235,828	231,040
b) Other public-sector entities	237,162	198,764
c) Other issuers	14,516,672	1,942,075
- non-financial companies	*3,590,569*	*53,027*
- financial companies	*9,627,415*	*1,798,764*
- insurance companies	*158,322*	*90,284*
- other	*1,140,366*	-
2. Loans to:	**500,746,926**	**522,442,666**
a) Governments	10,095,176	11,296,546
b) Other public-sector entities	11,550,357	12,020,934
c) Other entities	479,101,393	499,125,186
- non-financial companies	*320,209,676*	*309,116,666*
- financial companies	*27,241,429*	*26,269,431*
- insurance companies	*973,561*	*1,534,516*
- other	*130,676,727*	*162,204,573*
3. Impaired assets:	**19,480,418**	**15,754,599**
a) Governments	11,593	49,846
b) Other public-sector entities	119,301	117,284
c) Other entities	19,349,524	15,587,469
- non-financial companies	*13,233,218*	*12,031,133*
- financial companies	*461,772*	*182,466*
- insurance companies	*33,256*	*59,720*
- other	*5,621,278*	*3,314,150*
4. Assets sold but not derecognised:	**72,017,380**	**29,993,678**
a) Governments	-	-
b) Other public-sector entities	1,951	381
c) Other entities	72,015,429	29,993,297
- non-financial companies	*16,863,440*	*13,964,196*
- financial companies	*1,723,554*	*262,737*
- insurance companies	*56,546*	*17,566*
- other	*53,371,889*	*15,748,798*
Total	**607,234,386**	**570,562,822**

7.2.2 Insurance Companies portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT	
	12.31.2008	12.31.2007
1. Debt securities	**-**	**-**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other issuers	-	-
- non-financial companies	*-*	*-*
- financial companies	*-*	*-*
- insurance companies	*-*	*-*
- other	*-*	*-*
2. Loans to:	**36,672**	**46,050**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	36,672	46,050
- non-financial companies	*-*	*-*
- financial companies	*5,329*	*2,700*
- insurance companies	*287*	*254*
- other	*31,056*	*43,096*
3. Impaired assets:	**220**	**258**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	220	258
- non-financial companies	*-*	*-*
- financial companies	*-*	*-*
- insurance companies	*-*	*-*
- other	*220*	*258*
4. Assets sold but not derecognised:	**-**	**-**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	-	-
- non-financial companies	*-*	*-*
- financial companies	*-*	*-*
- insurance companies	*-*	*-*
- other	*-*	*-*
Total	**36,892**	**46,308**

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

7.2.3 Other Companies Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
1. Debt securities	**-**	**-**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other issuers	-	-
- non-financial companies	*-*	*-*
- financial companies	*-*	*-*
- insurance companies	*-*	*-*
- other	*-*	*-*
2. Loans to:	**5.209.135**	**4.453.698**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	5.209.135	4.453.698
- non-financial companies	*5.209.135*	*3.803.044*
- financial companies	*-*	*643.673*
- insurance companies	*-*	*-*
- other	*-*	*6.981*
3. Impaired assets:	**-**	**-**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	-	-
- non-financial companies	*-*	*-*
- financial companies	*-*	*-*
- insurance companies	*-*	*-*
- other	*-*	*-*
4. Assets sold but not derecognised:	**-**	**-**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	-	-
- non-financial companies	*-*	*-*
- financial companies	*-*	*-*
- insurance companies	*-*	*-*
- other	*-*	*-*
Total	5.209.135	4.453.698

7.3 Loans and receivables with customers: subject to micro-hedging

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
1. Loans and receivables subject to micro-hedging of fair value	**2,009,508**	**1,819,160**
a) Interest rate risk	1,516,691	840,912
b) Currency risk	-	307
c) Credit risk	950	1,529
d) Multiple risks	491,867	976,412
2. Loans and receivables subject to micro-hedging of cash flows	**392,705**	**561,563**
a) Interest rate risk	-	-
b) Currency risk	51	-
c) Other	392,654	561,563
Total	**2,402,213**	**2,380,723**

Fair value determination criteria are disclosed in Part A - Accounting Policies.

7.3.1 Banking Group Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
1. Loans and receivables subject to micro-hedging of fair value	**1,997,804**	**1,817,041**
a) Interest rate risk	1,504,987	838,793
b) Currency risk	-	307
c) Credit risk	950	1,529
d) Multiple risks	491,867	976,412
2. Loans and receivables subject to micro-hedging of cash flows	**392,705**	**554,582**
a) Interest rate risk	-	-
b) Currency risk	51	-
c) Other	392,654	554,582
Total	**2,390,509**	**2,371,623**

7.3.2 Insurance companies portion

There are no loans or receivables with customers subject to micro hedging.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

7.3.3 Other Companies Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
1. Loans and receivables subject to micro-hedging of fair value	**11,704**	**2,119**
a) Interest rate risk	11,704	2,119
b) Currency risk	-	-
c) Credit risk	-	-
d) Multiple risks	-	-
2. Loans and receivables subject to micro-hedging of cash flows	**-**	**6,981**
a) Interest rate risk	-	-
b) Currency risk	-	-
c) Other	-	6,981
Total	**11,704**	**9,100**

7.4 Finance leases: customers

LESSOR INFORMATION	AMOUNTS AS AT 12.31.2008 MINIMUM LEASE PAYMENTS	AMOUNTS AS AT 12.31.2008 PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts receivable under finance leases:		
Up to 12 months	8,739,814	7,642,616
From 1 to 5 years	16,344,006	13,845,410
Over 5 years	11,618,215	9,552,537
Total gross/net investment value	**36,702,035**	**31,040,563**
of which:		
Unguaranteed residual values of assets leased under finance leases	4,479,730	4,458,788
Less: Unearned finance income (by remaining maturity)	**(5,661,471)**	**X**
Present value of minimum lease payments receivable (net investment in the lease)	**31,040,564**	**31,040,563**

The minimum lease payments also include the portion of the agreements classified as assets sold but non derecognized.

Section 8 - Hedging derivatives - Item 80

8.1 Hedging derivatives: breakdown by contract and underlying assets

	AMOUNTS AS AT 12.31.2008					
TYPE OF DERIVATIVES/UNDERLYING ASSETS	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed						
1) Financial derivatives	**18,044**	**-**	**-**	**-**	**-**	**18,044**
• With physical delivery	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• With cash delivery	18,044	-	-	-	-	18,044
- purchased options	-	-	-	-	-	-
- other derivatives	*18,044*	-	-	-	-	*18,044*
2) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**
• With physical delivery	-	-	-	-	-	-
• With cash delivery	-	-	-	-	-	-
Total A	**18,044**	**-**	**-**	**-**	**-**	**18,044**
B) Unlisted	**-**	**-**	**-**	**-**	**-**	**-**
1) Financial derivatives	**4,876,779**	**1,113,924**	**1,042,068**	**-**	**-**	**7,032,771**
• With physical delivery	32,258	263,253	3,053	-	-	298,564
- purchased options	-	-	-	-	-	-
- other derivatives	*32,258*	*263,253*	*3,053*	-	-	*298,564*
• With physical delivery	4,844,521	850,671	1,039,015	-	-	6,734,207
- purchased options	*75,068*	*195,634*	*103,604*	-	-	*374,306*
- other derivatives	*4,769,453*	*655,037*	*935,411*	-	-	*6,359,901*
2) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**
• With physical delivery	-	-	-	-	-	-
• With cash delivery	-	-	-	-	-	-
Total B	**4,876,779**	**1,113,924**	**1,042,068**	**-**	**-**	**7,032,771**
Total (A+B)	**4,894,823**	**1,113,924**	**1,042,068**	**-**	**-**	**7,050,815**
Total (A+B) 12.31.2007	**1,784,433**	**153,886**	**574,510**	**-**	**-**	**2,512,829**

The amounts in this table are totally referred to the banking group portion.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

8.2 Hedging derivatives: breakdown by hedged assets and risk

TRANSACTIONS/TYPES OF HEDGES	AMOUNTS AS AT 12.31.2008							
	FAIR VALUE HEDGES						CASH-FLOW HEDGES	
	MICRO-HEDGE							
	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE
1. Available-for-sale financial assets	115	-	-	-	-	X	-	X
2. Loans and receivables	422	-	-	X	-	X	114,763	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	88,548	X	1,243,918
5. Foreign assets	X	X	X	X	X	X	-	-
Total assets	**537**	**-**	**-**	**-**	**-**	**88,548**	**114,763**	**1,243,918**
1. Financial liabilities	599,883	75,650	-	X	66,201	X	32,258	X
2. Portfolio	X	X	X	X	X	2,721,049	X	2,108,008
Total liabilities	**599,883**	**75,650**	**-**	**X**	**66,201**	**2,721,049**	**32,258**	**2,108,008**
1. Expected transactions	-	-	-	-	-	-	-	-

Amounts in this table are totally referred to banking group portion.

Section 9 - Changes in fair value of portfolio hedged items - Item 90

9.1 Changes to macro-hedged financial assets: breakdown by hedged portfolio

	AMOUNTS AS AT 12.31.2008			
CHANGES TO HEDGED ASSETS/ GROUP COMPONENTS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL
1. Positive changes	**1,683,095**	**-**	**-**	**1,683,095**
1.1 of specific portfolios:	1,296,315	-	-	1,296,315
a) loans and receivables	1,296,315	-	-	1,296,315
b) available-for-sale financial assets	-	-	-	-
1.2 overall	386,780	-	-	386,780
2. Negative changes	**23,535**	**-**	**-**	**23,535**
2.1 of specific portfolios:	6,665	-	-	6,665
a) loans and receivables	6,665	-	-	6,665
b) available-for-sale financial assets	-	-	-	-
2.2 overall	16,870	-	-	16,870
Total	**1,659,560**	**-**	**-**	**1,659,560**

9.2 Banking group assets subject to macro-hedging of interest-rate risk: breakdown

	AMOUNTS AS AT	
HEDGED ASSETS	12.31.2008	12.31.2007
1. Loans and receivables	12,884,055	2,880,174
2. Available-for-sale financial assets	-	-
3. Portfolio	12,489,449	19,908,527
Total	**25,373,504**	**22,788,701**

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

Section 10 - Investments in associates and joint ventures - Item 100

10.1 Equity investments in joint ventures (valued at equity) and companies under significant influence: information on shareholders' equity*

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS %[2]
VALUED AT EQUITY METHOD					
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
AVIVA SPA	MILAN	8	UNICREDIT SPA	49.00	
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	8	CABET-HOLDING-AKTIENGESELLSCHAFT	37.53	41.70
			UNICREDIT BANK AUSTRIA AG	9.85	4.93
BANQUE DE COMMERCE ET DE PLACEMENTS SA	GINEVRA	8	YAPI VE KREDI BANKASI AS	30.67	
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	KLAGENFURT	8	CABET-HOLDING-AKTIENGESELLSCHAFT	28.01	29.93
			UNICREDIT BANK AUSTRIA AG	8.02	7.36
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	WIEN	8	UNICREDIT BANK AUSTRIA AG	11.17	
CAPITALIA ASSICURAZIONI S.P.A.	MILAN	8	UNICREDIT SPA	49.00	
CARICESE SRL (ex CONSORZIO CARICESE)	BOLOGNA	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	0.17	
			BANCO DI SICILIA SPA	0.07	
			FINECOBANK SPA	0.07	
			UNICREDIT BANCA DI ROME SPA	0.07	
			UNICREDIT BANCA PER LA CASA SPA	0.07	
			UNICREDIT BANCA SPA	0.07	
			UNICREDIT CONSUMER FINANCING BANK SPA	0.07	
			UNICREDIT CORPORATE BANKING SPA	0.07	
			UNICREDIT PRIVATE BANKING SPA	0.07	
			UNICREDIT SPA	32.97	
CENTRAL POLAND FUND LLC	DELAWARE	1	BANK PEKAO SA	53.19	
CNP UNICREDIT VITA S.P.A.	MILAN	8	FINECO VERWALTUNG AG	21.88	
			UNICREDIT SPA	16.92	
COMPAGNIA ITALPETROLI S.P.A.	ROME	8	UNICREDIT CORPORATE BANKING SPA	49.00	
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDATION	NAPLES	8	QUERCIA SOFTWARE SPA	33.33	
CREDITRAS ASSICURAZIONI SPA	MILAN	8	UNICREDIT SPA	50.00	
CREDITRAS VITA SPA	MILAN	8	UNICREDIT SPA	50.00	
DA VINCI S.R.L.	ROME	8	FONDO SIGMA	25.00	
EUROPROGETTI & FINANZA S.P.A. IN LIQUIDATION	ROME	8	UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	39.79	
FIDIA SGR SPA	MILAN	8	UNICREDIT SPA	50.00	
G.B.S. - GENERAL BROKER SERVICE S.P.A.	ROME	8	UNICREDIT SPA	20.00	
KRAJOWA IZBA ROZLICZENIOWA SA	WARSZAWA	8	BANK PEKAO SA	34.44	
MALGARA FINANZIARIA SRL	TREVISO	8	UNICREDIT CORPORATE BANKING SPA	49.00	
MEDIOBANCA BANCA DI CREDITO FINANZIARIO SPA	MILAN	8	UNICREDIT SPA	8.66	
NOTARTREUHANDBANK AG	WIEN	8	UNICREDIT BANK AUSTRIA AG	25.00	
NUOVA TEATRO ELISEO S.P.A.	ROME	8	UNICREDIT SPA	41.02	

continued: 10.1 Equity investments in joint ventures (valued at equity) and companies under significant influence: information on shareholders' equity*

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS %[2]
OAK RIDGE INVESTMENT LLC	WILMINGTON	8	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	49.00	
OBERBANK AG	LINZ	8	CABET-HOLDING-AKTIENGESELLSCHAFT	29.15	32.78
			UNICREDIT BANK AUSTRIA AG	4.19	1.47
OESTERREICHISCHE CLEARINGBANK AG	WIEN	8	UNICREDIT BANK AUSTRIA AG	20.75	
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	WIEN	8	CABET-HOLDING-AKTIENGESELLSCHAFT	24.75	
			SCHOELLERBANK AKTIENGESELLSCHAFT	8.26	
			UNICREDIT BANK AUSTRIA AG	16.14	
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	WIEN	8	UNICREDIT BANK AUSTRIA AG	50.00	
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSZAWA	8	BANK PEKAO SA	25.00	
RAMIUS FUND OF FUNDS GROUP LLC	NEW YORK	8	HVB ALTERNATIVE ADVISORS LLC	50.00	
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	50.00	
SE.TE.SI. SERVIZI TELEMATICI SICILIANI S.P.A.	PALERMO	8	UNICREDIT SPA	40.49	
SOCIETÀ GESTIONE PER IL REALIZZO SPA IN LIQUIDATION	ROME	8	IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	0.05	
			UNICREDIT SPA	26.38	
SVILUPPO GLOBALE GEIE	ROME	8	UNICREDIT SPA	25.00	
UNICREDIT (SUISSE) TRUST SA	LUGANO	1	UNICREDIT (SUISSE) BANK SA	100.00	
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON	1	UNICREDIT PRIVATE BANKING SPA	100.00	
UNICREDIT AUDIT (IRELAND) LTD	DUBLIN	1	UNICREDIT AUDIT SPA	100.00	
YAPI KREDI KORAY GAYRIMENKUL YATIRIM ORTAKLIGI AS	ISTANBUL	8	YAPI VE KREDI BANKASI AS	30.45	

1) Type of relationship:
1. majority of voting rights at ordinary shareholders' meeting.
8. associate company.

2) Voting rights available in general meeting. Voting rights are disclosed only if different from the percentage of ownership.

(*) Basided above-mentioned companies, there are companies totally controlled and under significant influence valued at cost.

Determination criteria for the scope of consolidation and reasons why a company is under joint control or under significant influence, are disclosed in Part A – Accounting Policiies (Section 3 – Financial assets at fair value throught profit or loss).

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

10.2 Equity investments in companies under joint control and in companies under significant influence: accounting information

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED CARRYING VALUE	NOTES
A. EQUITY METHOD						
A.2 Companies under significant influence						
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	19,784	11,321	7,008	18,830	9,229	
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	2,214	875	82	1,227	603	
AVIVA SPA	8,764,093	132,052	30,214	741,589	365,730	(1)
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	8,499,200	196,000	48,579	538,747	276,544	(1)
BANQUE DE COMMERCE ET DE PLACEMENTS SA	1,148,275	65,870	7,303	87,549	10,979	
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	6,129,100	169,591	45,649	442,623	165,116	(1)
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	4,627,688	103,048	(52,347)	1,844,190	205,996	
CAPITALIA ASSICURAZIONI S.P.A.	83,046	10,770	425	11,041	5,410	
CARICESE SRL	9,755	25,390	-	1,624	575	
CNP UNICREDIT VITA S.P.A.	14,737,138	2,837,946	(155,000)	294,118	174,964	(1)
COMPAGNIA ITALPETROLI S.P.A.	23,658	-	-	-	1	
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDATION	112	-	-	16	6	
CREDITRAS ASSICURAZIONI SPA	290,079	44,940	9,167	31,243	15,623	
CREDITRAS VITA SPA	16,757,223	526,914	58,283	554,414	277,208	
DA VINCI S.R.L.	144,074	-	-	31,649	7,912	
EUROPROGETTI & FINANZA S.P.A. IN LIQUIDATION	10,553	1,775	(1,663)	5,692	2,264	
FIDIA SGR SPA	10,894	1,275	(3,748)	7,320	3,661	
G.B.S. - GENERAL BROKER SERVICE S.P.A.	14,748	9,526	165	1,450	290	
KRAJOWA IZBA ROZLICZENIOWA SA	31,688	34,496	10,489	24,871	8,569	
MALGARA FINANZIARIA SRL	73,931	-	-	8,834	4,328	
MEDIOBANCA BANCA DI CREDITO FINANZIARIO SPA	55,318,700	1,988,500	474,600	6,038,864	926,484	(1)
NOTARTREUHANDBANK AG	970,999	16,307	7,484	21,338	5,335	
NUOVA TEATRO ELISEO S.P.A.	6,189	6,130	(245)	840	345	
OAK RIDGE INVESTMENT LLC	2,719	11,065	3,321	844	12,935	(1)
OBERBANK AG	15,200,000	387,410	111,264	898,320	351,808	(1)
OESTERREICHISCHE CLEARINGBANK AG	1,493,617	882	(504)	179,496	37,245	
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	39,400,000	158,000	21,097	451,009	235,413	(1)
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	958,008	4,727	930	24,626	12,312	
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	19,746	14,060	4,579	13,964	3,489	
RAMIUS FUND OF FUNDS GROUP LLC	268,965	-	(4,148)	74,632	32,117	
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	2,594	-	-	696	348	
SE.TE.SI. SERVIZI TELEMATICI SICILIANI S.P.A.	4,730	3,224	(583)	241	99	
SOCIETÀ GESTIONE PER IL REALIZZO SPA IN LIQUIDATION	16,158	8,256	2,898	6,829	1,804	
SVILUPPO GLOBALE GEIE	365	657	193	256	64	
YAPI KREDI KORAY GAYRIMENKUL YATIRIM ORTAKLIGI AS	70,130	-	(3,697)	48,154	5,991	
A.3 Controlled companies						
CENTRAL POLAND FUND LLC	513	6	(162)	512	98	
UNICREDIT (SUISSE) TRUST SA	486	874	94	260	260	
UNICREDIT (U.K.) TRUST SERVICES LTD	404	95	39	366	366	
UNICREDIT AUDIT (IRELAND) LTD	684	1,512	28	62	62	

continued: 10.2 Equity investments in companies under joint control and in companies under significant influence: accounting information

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED CARRYING VALUE	NOTES
B. COMPANIES AT PROPORTIONAL METHOD B.1 Companies under joint control						
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	113,445	176,823	803	17,739	-	
KOC FINANSAL HIZMETLER AS	2,055,681	37,092	106,663	2,013,674	-	
ORBIT ASSET MANAGEMENT LIMITED	357	3,112	-	34	-	
STICHTING CUSTODY SERVICES KBN	125	-	-	125	-	
TLX SPA	7,487	12,088	-	4,868	-	
UNICREDIT MENKUL DEGERLER AS	3,311	357	(2,331)	1,290	-	
YAPI KREDI AZERBAIJAN	92,982	10,562	4,317	34,186	-	
YAPI KREDI BANK NEDERLAND NV	1,605,417	116,396	14,534	156,269	-	
YAPI KREDI EMEKLILIK AS	338,777	39,814	10,438	56,001	-	
YAPI KREDI FAKTORING AS	507,295	74,920	10,001	40,452	-	
YAPI KREDI FINANSAL KIRALAMA AO	1,310,350	166,546	69,656	287,672	-	
YAPI KREDI HOLDING BV	45,507	58	(5,387)	45,480	-	
YAPI KREDI MOSCOW	143,190	18,373	(475)	32,207	-	
YAPI KREDI PORTFOY YONETIMI AS	37,365	39,492	24,734	32,917	-	
YAPI KREDI SIGORTA AS	337,138	44,988	31,549	138,132	-	
YAPI KREDI YATIRIM MENKUL DEGERLER AS	138,095	55,967	27,349	101,933	-	
YAPI KREDI YATIRIM ORTAKLIGI AS	25,458	3,457	(3,251)	25,077	-	
YAPI VE KREDI BANKASI AS	29,377,300	4,747,899	561,235	3,451,393	-	
TOTAL EQUITY INVESTMENTS VALUED AT EQUITY					**3,161,573**	
OTHER MINOR EQUITY INVESTMENTS					841,509	
N. 331 HVB GROUP SUBSIDIARIES AND ASSOCIATES				397,584		
N. 161 BA GROUP SUBSIDIARIES AND ASSOCIATES				316,576		
N. 12 OTHER GROUP SUBSIDIARIES AND ASSOCIATES				127,349		
TOTAL					**4,003,082**	

1. Includes "positive differences in net equità

For the entities whose accounts are not approved at the time of consolidation, revenues and gain/loss are not indicated. Please see above Part A) Accounting policies - Section 3 Scope of consolidation.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

10.3 Equity investments: annual changes

	CHANGES IN 2008				CHANGES IN 2007
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Opening balance	**4,063,563**	**63,199**	**58,840**	**4,185,602**	**3,086,289**
B. Increases	**1,181,786**	**-**	**6,655**	**1,188,441**	**1,055,171**
B.1 Purchases	571,235	-	1,800	573,035	500,114
B.2 Write-backs	-	-	-	-	2,636
B.3 Revaluation	-	-	-	-	-
B.4 Other changes	610,551	-	4,855	615,406	552,421
C. Decreases	**1,244,218**	**63,199**	**63,544**	**1,370,961**	**975,366**
C.1 Sales	701,311	-	4,737	706,048	232,860
C.2 Write-downs	29,122	-	-	29,122	14,979
C.3 Other changes	513,785	63,199	58,807	635,791	727,527
D. Closing balance	**4,001,131**	**-**	**1,951**	**4,003,082**	**3,166,094**
E. Total revaluation	**-**	**-**	**-**	**-**	**-**
F. Total write-downs	**58,290**	**-**	**-**	**58,290**	**56,315**

The opening balances differ from those published in 2008 due to transfer from Financial Assets available for sale to Equity investments of the Mediobanca holding, which amounted to €1.035.097 and to a reduction of €15.589 as indicated in Part G) Business Combinations.

10.4 and 10.5 and 10.6 Commitments relating to equity investments in subsidiaries / joint ventures / companies under significant influence

At December 31, 2008 the following commitments were outstanding:

- To pay €1.5m to the subsidiary Società Italiana Gestione e Incasso Crediti S.p.A., which was placed in liquidation in June 2008 to cover its liquidation requirement.
- To pay (i) €3.7m to the subsidiary UniManagement S.r.l. to cover expected losses in 2009 and 2010; and (ii) €1.3m to the subsidiary Sicilia Convention Bureau S.r.l. as a capital contribution to cover losses incurred in the start-up.
- To take part in the pln15m capital increase of Xelion Doradcy Finansowi Sp. zo.o in proportion to our stake, i.e. in the amount of pln7.5m. In January 2009 the subsidiary carried out its capital increase and UniCredit subscribed and paid in its share of pln7.5m, equivalent to €2m.
- To support the formation of a new subsidiary in Luxembourg with the object of issuing an asset management instrument allocated to cover operational risk. The new company will have company capital of max. €35m.

Section 11 - Insurance reserves attributable to reinsurers - Item 110

11.1 Technical reserves attributed to reinsurers: breakdown

	AMOUNTS AS AT	
	12.31.2008	12.31.2007
A. Non-life business	-	-
A1. Provision for unearned premiums	-	-
A2. Provision for outstanding claims	-	-
A3. Other insurance provisions	-	-
B. Life business	234	115
B1. Mathematical provisions	-	-
B2. Provision for outstanding claims	187	-
B3. Other insurance provisions	47	115
C. Provision for policies where the investment risk is borne by the policyholders	-	-
C1. Provision for policies where the performance is connected to investment funds and market indices	-	-
C2. Provision for pension funds	-	-
D. Total technical reserves attributed to reinsurers	234	115

11.2 Change in item 110 Technical reserves attributed to reinsurers

	AMOUNTS AS AT 12.31.2008							
	NON-LIFE BUSINESS			LIFE BUSINESS			PROVISION FOR POLICIES WHERE THE INVESTMENT RISK IS BORNE BY THE POLICYHOLDERS	
	PROVISION FOR UNEARNED PREMIUMS	PROVISION FOR OUTSTANDING CLAIMS	OTHER INSURANCE PROVISIONS	MATHEMATICAL PROVISIONS	PROVISION FOR OUTSTANDING CLAIMS	OTHER INSURANCE PROVISIONS	RELATING TO POLICIES WHERE THE PERFORMANCE IS CONNECTED TO INVESTMENT FUNDS AND MARKET INDICES	PROVISION FOR PENSION FUNDS
Amounts ceded to reinsurers from insurance provisions - opening balance	-	-	-	-	-	115	-	-
a) Increases:	-	-	-	-	187	-	-	-
b) Decreases	-	-	-	-	-	68	-	-
Amounts ceded to reinsurers from insurance provisions - closing balance	-	-	-	-	187	47	-	-

Part B) Consolidated Balance Sheet - Assets (CONTINUED)

Section 12 - Property, plant and equipment - Item 120

December 31, 2007 data differ from published data due to the transfer to item 70 - Loans and receivables with customers - following interpretation issued by Banca d'Italia - of leases under construction and assets awaiting lease. The 2007 total was €12,978,261 cas against the current figure of €10,413,129, a reduction of €2,565,132 which increased Loans and receivables.

12.1 Property, plant and equipment assets: breakdown of assets carried at cost

	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007
ASSETS/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Assets for operational use					
1.1 Owned	8,314,695	5,051	802,652	9,122,398	8,911,446
a) land	2,186,588	-	50,273	2,236,861	2,351,181
b) buildings	4,123,408	4,110	242,000	4,369,518	4,395,352
c) office furniture and fittings	285,637	538	1,265	287,440	281,436
d) electronic systems	810,964	203	2,722	813,889	558,517
e) other	908,098	200	506,392	1,414,690	1,324,960
1.2 Leased	136,167	140	1,760	138,067	102,931
a) land	2,801	-	-	2,801	10,685
b) buildings	49,790	-	107	49,897	74,680
c) office furniture and fittings	133	-	1,544	1,677	505
d) electronic systems	7,018	140	56	7,214	2,234
e) other	76,425	-	53	76,478	14,827
Total A	8,450,862	5,191	804,412	9,260,465	9,014,377
B. Held-for-investment assets					
2.1 Owned	665,783	1,200	700,457	1,367,440	1,398,752
a) land	230,083	-	400,674	630,757	585,128
b) buildings	435,700	1,200	299,783	736,683	813,624
2.2 Leased	210	-	-	210	-
a) land	-	-	-	-	-
b) buildings	210	-	-	210	-
Total B	665,993	1,200	700,457	1,367,650	1,398,752
Total (A+B)	9,116,855	6,391	1,504,869	10,628,115	10,413,129

12.2 Tangible assets: breakdown of assets designated at fair value or revalued

ASSETS/VALUES	AMOUNTS AS AT 12.31.2008 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 12.31.2007 TOTAL
A. Assets for operational use					
1.1 Owned	-	-	-	-	-
a) land	-	-	-	-	-
b) buildings	-	-	-	-	-
c) office furniture and fittings	-	-	-	-	-
d) electronic systems	-	-	-	-	-
e) other	-	-	-	-	-
1.2 Leased	-	-	-	-	-
a) land	-	-	-	-	-
b) buildings	-	-	-	-	-
c) office furniture and fittings	-	-	-	-	-
d) electronic systems	-	-	-	-	-
e) other	-	-	-	-	-
Total A	-	-	-	-	-
B. Held-for-investment assets					
2.1 Owned	-	-	1,307,336	1,307,336	1,458,713
a) land	-	-	315,427	315,427	331,643
b) buildings	-	-	991,909	991,909	1,127,070
2.2 Leased	-	-	-	-	-
a) land	-	-	-	-	-
b) buildings	-	-	-	-	-
Total B	-	-	1,307,336	1,307,336	1,458,713
Total (A+B)	-	-	1,307,336	1,307,336	1,458,713

Under IAS 40.32A the Group uses the revaluation model (fair value) to measure investment properties linked with liabilities which pay a return linked to the fair value of the investments in question.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

12.3 Property, plant and equipment used in the business: annual changes

	CHANGES IN 2008					
	LAND	BUILDINGS	OFFICE FURNITURE AND FITTINGS	ELECTRONIC SYSTEMS AND EQUIPMENT	OTHER	TOTAL
A. Gross opening balance	**2,361,866**	**7,060,485**	**1,236,267**	**2,255,331**	**3,266,416**	**16,180,365**
A.1 Total net reduction in value	-	(2,590,452)	(954,326)	(1,694,580)	(1,926,630)	(7,165,988)
A.2 Net opening balance	**2,361,866**	**4,470,033**	**281,941**	**560,751**	**1,339,786**	**9,014,377**
B. Increases	**155,578**	**1,295,119**	**89,565**	**619,206**	**1,080,722**	**3,240,190**
B.1 Purchases	45,751	492,352	74,920	511,692	478,292	1,603,007
B.2 Capitalised expenditure on improvements	-	45,688	572	1,551	733	48,544
B.3 Write-backs	1,210	8,224	61	50	934	10,479
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	1,493	12,311	1,029	1,883	1,184	17,900
B.6 Transfer from properties held for investment	94,431	86,926	-	-	-	181,357
B.7 Other changes	12,693	649,618	12,983	104,030	599,579	1,378,903
C. Reductions	**277,782**	**1,345,737**	**82,389**	**358,854**	**929,340**	**2,994,102**
C.1 Disposals	135,078	702,209	1,948	18,082	433,328	1,290,645
C.2 Depreciation	-	217,906	61,418	274,147	187,902	741,373
C.3 Impairment losses:	100	5,633	462	351	4,538	11,084
a) in equity	-	-	-	-	-	-
b) through profit or loss	*100*	*5,633*	*462*	*351*	*4,538*	*11,084*
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange differences	10,861	182,757	8,037	33,166	18,922	253,743
C.6 Transfers to:	115,694	168,150	121	14,488	644	299,097
a) property, plant and equipment held for investment	*115,556*	*125,771*	-	-	-	*241,327*
b) assets held for sale	*138*	*42,379*	*121*	*14,488*	*644*	*57,770*
C.7 Other changes	16,049	69,082	10,403	18,620	284,006	398,160
D. Net final balance	**2,239,662**	**4,419,415**	**289,117**	**821,103**	**1,491,168**	**9,260,465**
D.1 Total net reduction in value	-	(2,568,512)	(1,135,971)	(2,214,921)	(1,397,967)	(7,317,371)
D.2 Gross closing balance	**2,239,662**	**6,987,927**	**1,425,088**	**3,036,024**	**2,889,135**	**16,577,836**
E. Carried at cost*	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure tangible assets held for use in the business.

The opening balance of the tangible assets used in the business in the 'buildings', 'other' and 'total' columns differs from previously published figures due to transfer of leases to Loans and receivables with customers.

12.3.1 Banking Group Portion

	CHANGES IN 2008					
	LAND	BUILDINGS	OFFICE FURNITURE AND FITTINGS	ELECTRONIC SYSTEMS AND EQUIPMENT	OTHER	TOTAL
A. Gross opening balance	**2,302,888**	**6,601,721**	**1,224,219**	**2,244,837**	**3,228,541**	**15,602,206**
A.1 Total net reduction in value	-	(2,422,387)	(944,304)	(1,688,219)	(1,903,317)	(6,958,227)
A.2 Net opening balance	**2,302,888**	**4,179,334**	**279,915**	**556,618**	**1,325,224**	**8,643,979**
B. Increases	**155,578**	**1,280,661**	**86,021**	**618,244**	**585,036**	**2,725,540**
B.1 Purchases	45,751	479,264	73,990	510,935	474,616	1,584,556
B.2 Capitalised expenditure on improvements	-	45,688	572	1,551	733	48,544
B.3 Write-backs	1,210	8,224	61	50	934	10,479
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	1,493	12,311	1,029	1,883	1,184	17,900
B.6 Transfer from properties held for investment	94,431	86,926	-	-	-	181,357
B.7 Other changes	12,693	648,248	10,369	103,825	107,569	882,704
C. Reductions	**269,077**	**1,286,797**	**80,166**	**356,880**	**925,737**	**2,918,657**
C.1 Disposals	135,072	698,638	1,837	18,002	433,238	1,286,787
C.2 Depreciation	-	208,068	60,750	272,811	185,042	726,671
C.3 Impairment losses:	100	5,633	462	351	4,227	10,773
a) in equity	-	-	-	-	-	-
b) through profit or loss	*100*	*5,633*	*462*	*351*	*4,227*	*10,773*
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange differences	10,817	180,761	7,883	32,889	18,800	251,150
C.6 Transfers to:	115,694	168,150	121	14,488	644	299,097
a) property, plant and equipment held for investment	*115,556*	*125,771*	-	-	-	*241,327*
b) assets held for sale	*138*	*42,379*	*121*	*14,488*	*644*	*57,770*
C.7 Other changes	7,394	25,547	9,113	18,339	283,786	344,179
D. Net final balance	**2,189,389**	**4,173,198**	**285,770**	**817,982**	**984,523**	**8,450,862**
D.1 Total net reduction in value	-	(2,394,494)	(1,125,876)	(2,207,754)	(1,373,113)	(7,101,237)
D.2 Gross closing balance	**2,189,389**	**6,567,692**	**1,411,646**	**3,025,736**	**2,357,636**	**15,552,099**
E. Carried at cost*	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure tangible assets held for use in the business.

The opening balance of the tangible assets used in the business in the 'buildings', 'other', and 'total' columns differs from published figures due to transfer of leases to Loans and receivables with customers.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

12.3.2 Insurance companies portion

	CHANGES IN 2008					
	LAND	BUILDINGS	OFFICE FURNITURE AND FITTINGS	ELECTRONIC SYSTEMS AND EQUIPMENT	OTHER	TOTAL
A. Gross opening balance	**7**	**10,321**	**7,533**	**2,957**	**2,034**	**22,852**
A.1 Total net reduction in value	-	(2,356)	(6,719)	(2,516)	(1,775)	(13,366)
A.2 Net opening balance	**7**	**7,965**	**814**	**441**	**259**	**9,486**
B. Increases	**-**	**1,267**	**243**	**186**	**145**	**1,841**
B.1 Purchases	-	5	243	114	145	507
B.2 Capitalised expenditure on improvements	-	-	-	-	-	-
B.3 Write-backs	-	-	-	-	-	-
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	-	-	-	-	-	-
B.6 Transfer from properties held for investment	-	-	-	-	-	-
B.7 Other changes	-	1,262	-	72	-	1,334
C. Reductions	**7**	**5,122**	**519**	**284**	**204**	**6,136**
C.1 Disposals	6	3,571	1	7	-	3,585
C.2 Depreciation	-	158	279	187	131	755
C.3 Impairment losses:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange differences	1	1,305	148	88	49	1,591
C.6 Transfers to:	-	-	-	-	-	-
a) property, plant and equipment held for investment	-	-	-	-	-	-
b) assets held for sale	-	-	-	-	-	-
C.7 Other changes	-	88	91	2	24	205
D. Net final balance	**-**	**4,110**	**538**	**343**	**200**	**5,191**
D.1 Total net reduction in value	-	(950)	(4,985)	(1,910)	(2,540)	(10,385)
D.2 Gross closing balance	**-**	**5,060**	**5,523**	**2,253**	**2,740**	**15,576**
E. Carried at cost*	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure tangible assets held for use in the business.

12.3.3 Other companies portion

	CHANGES IN 2008					
	LAND	BUILDINGS	OFFICE FURNITURE AND FITTINGS	ELECTRONIC SYSTEMS AND EQUIPMENT	OTHER	TOTAL
A. Gross opening balance	**58,971**	**448,443**	**4,515**	**7,537**	**35,841**	**555,307**
A.1 Total net reduction in value	-	(165,709)	(3,303)	(3,845)	(21,538)	(194,395)
A.2 Net opening balance	**58,971**	**282,734**	**1,212**	**3,692**	**14,303**	**360,912**
B. Increases	**-**	**13,191**	**3,301**	**776**	**495,541**	**512,809**
B.1 Purchases	-	13,083	687	643	3,531	17,944
B.2 Capitalised expenditure on improvements	-	-	-	-	-	-
B.3 Write-backs	-	-	-	-	-	-
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	-	-	-	-	-	-
B.6 Transfer from properties held for investment	-	-	-	-	-	-
B.7 Other changes	-	108	2,614	133	492,010	494,865
C. Reductions	**8,698**	**53,818**	**1,704**	**1,690**	**3,399**	**69,309**
C.1 Disposals	-	-	110	73	90	273
C.2 Depreciation	-	9,680	389	1,149	2,729	13,947
C.3 Impairment losses:	-	-	-	-	311	311
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	*311*	*311*
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange differences	43	691	6	189	73	1,002
C.6 Transfers to:	-	-	-	-	-	-
a) property, plant and equipment held for investment	-	-	-	-	-	-
b) assets held for sale	-	-	-	-	-	-
C.7 Other changes	8,655	43,447	1,199	279	196	53,776
D. Net final balance	**50,273**	**242,107**	**2,809**	**2,778**	**506,445**	**804,412**
D.1 Total net reduction in value	-	(173,068)	(5,110)	(5,257)	(22,314)	(205,749)
D.2 Gross closing balance	**50,273**	**415,175**	**7,919**	**8,035**	**528,759**	**1,010,161**
E. Carried at cost*	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure tangible assets held for use in the business.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

12.4 Property, plant and equipment held for investment: annual changes

	CHANGES IN 2008							
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL	
	LAND	BUILDINGS	LAND	BUILDINGS	LAND	BUILDINGS	LAND	BUILDINGS
A. Opening balances	**229,816**	**509,117**	**-**	**1,526**	**686,955**	**1,430,051**	**916,771**	**1,940,694**
B. Increases	**117,966**	**172,715**	**-**	**25**	**74,149**	**31,315**	**192,115**	**204,055**
B.1 Purchases	2,081	5,336	-	-	59,042	1,644	61,123	6,980
B.2 Capitalised expenditure on improvements	-	772	-	-	-	-	-	772
B.3 Increases in fair value	-	-	-	-	-	26,846	-	26,846
B.4 Write-backs	-	52	-	8	2,231	-	2,231	60
B.5 Positive exchange differences	277	2,122	-	-	-	15	277	2,137
B.6 Transfer from properties used in the business	115,556	125,771	-	-	-	-	115,556	125,771
B.7 Other changes	52	38,662	-	17	12,876	2,810	12,928	41,489
C. Reductions	**117,699**	**245,922**	**-**	**351**	**45,003**	**169,674**	**162,702**	**415,947**
C1. Disposals	21,808	84,330	-	-	31,628	33,291	53,436	117,621
C.2 Depreciation	-	68,782	-	32	-	7,361	-	76,175
C.3 Reductions in fair value	-	-	-	-	-	111,148	-	111,148
C.4 Impairment losses	12	918	-	-	1,785	-	1,797	918
C.5 Negative exchange differences	354	3,385	-	304	4,299	6,827	4,653	10,516
C.6 Transfers to:	95,474	87,391	-	-	641	150	96,115	87,541
a) Properties used in the business	*94,431*	*86,926*	-	-	-	-	*94,431*	*86,926*
b) Assets held for sale	*1,043*	*465*	-	-	*641*	*150*	*1,684*	*615*
C.7 Other changes	51	1,116	-	15	6,650	10,897	6,701	12,028
D. Closing balances	**230,083**	**435,910**	**-**	**1,200**	**716,101**	**1,291,692**	**946,184**	**1,728,802**
E. Measured at fair value	**303,047**	**538,782**	**-**	**1,200**	**717,455**	**1,310,626**	**1,020,502**	**1,850,608**

12.5 Commitments to purchase property, plant and equipment

	AMOUNTS AS AT	
AGGREGATE AMOUNT OF CONTRACTUAL COMMITMENTS FOR THE PURCHASE OF PROPERTY, PLANT AND EQUIPMENT	12.31.2008 TOTAL	12.31.2007 TOTAL
A. Contractual commitments	20,565	57,817

Section 13 - Intangible assets - Item 130

December 31, 2007 data differ from published figures due to completion of PPA (Purchase Price Allocation): in 2007 Intangible assets were €24,853,738 and now €26,270,858 an increase of €1,417,120, of which €1,226,280 goodwill, comprising PPA completion of the Capitalia Group (+€1,275,044), ATF (-€19,657) and Aton (-€29,107). Please see Parte (G) Business Combinations for details of principles followed and calculation methods and for other transactions entered into in 2008. The following are the main changes to goodwill in 2008:

- Acquisition of JSC Ukrsotzbank ____ +1,204 million;
- Bank Austria AG squeeze-out ____ +453 million;
- HVB AG squeeze-out ____ +375 million;
- Acquisition of further stakes in JSC ATF Bank ____ +122 million;

+ 2,154 million

- Sale of branches as required by AGCM ____ -152 million;
- Sale of Bank BPH ____ -83 million;
- Sale of custodian of former Capitalia Asset management SGR ____ -17 million;

- 252 million

- Lasting impairment of the value of JSC ATF Bank ____ -417 million;
- Lasting impairment of the value of JSC Ukrsotzbank ____ -333 million

- 750 million

13.1 Intangible assets: breakdown - Item 130

	AMOUNTS AS AT 12.31.2008								AMOUNTS AS AT 12.31.2007	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE
A.1 Goodwill	**X**	**20,888,190**	**X**	**-**	**X**	**524**	**X**	**20,888,714**	**X**	**20,341,684**
A.1.1 Attributable to the Group	X	20,888,190	X	-	X	524	X	20,888,714	X	20,341,684
A.1.2 Attributable to minorities	X	-	X	-	X	-	X	-	X	-
A.2 Other intangible assets:	**4,506,732**	**1,078,500**	**985**	**-**	**6,986**	**-**	**4,514,703**	**1,078,500**	**4,879,048**	**1,050,126**
A.2.1 Assets carried at cost	4,506,732	1,078,500	985	-	6,986	-	4,514,703	1,078,500	4,879,048	1,050,126
a) Intangible assets generated internally	*387,085*	-	-	-	*4,370*	-	*391,455*	-	*345,235*	-
b) Other assets	*4,119,647*	*1,078,500*	*985*	-	*2,616*	-	*4,123,248*	*1,078,500*	*4,533,813*	*1,050,126*
A.2.2 Assets valued at fair value:	-	-	-	-	-	-	-	-	-	-
a) Intangible assets generated internally	-	-	-	-	-	-	-	-	-	-
b) Other assets	-	-	-	-	-	-	-	-	-	-
Total	**4,506,732**	**21,966,690**	**985**	**-**	**6,986**	**524**	**4,514,703**	**21,967,214**	**4,879,048**	**21,391,810**

Notes to the Consolidated Accounts (CONTINUED)

Part B) Consolidated Balance Sheet - Assets (CONTINUED)

13.2 Intangible assets: annual changes

	CHANGES IN 2008					
		OTHER INTANGIBLE ASSETS:				
		GENERATED INTERNALLY		OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**21,665,162**	**746,425**	**-**	**6,104,031**	**1,050,126**	**29,565,744**
A.1 Total net reductions in value	(1,323,478)	(401,190)	-	(1,570,218)	-	(3,294,886)
A.2 Net opening balance	**20,341,684**	**345,235**	**-**	**4,533,813**	**1,050,126**	**26,270,858**
B. Increases	**2,426,578**	**174,041**	**-**	**582,215**	**44,460**	**3,227,294**
B.1 Purchases	2,175,810	53,659	-	269,483	-	2,498,952
B.2 Increases in intangible assets generated internally	X	105,708	-	179,038	-	284,746
B.3 Write-backs	X	-	-	577	-	577
B.4 Increase in fair value						-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
B.5 Positive exchange differences	132,338	351	-	16,238	6,359	155,286
B.6 Other changes	118,430	14,323	-	116,879	38,101	287,733
C. Reductions	**1,879,548**	**127,821**	**-**	**992,780**	**16,086**	**3,016,235**
C.1 Disposals	252,470	4,074	-	147,678	-	404,222
C.2 Write-downs	750,000	92,503	-	622,628	-	1,465,131
- Depreciation	X	92,309	-	595,559	-	687,868
- write-downs	750,000	194	-	27,069	-	777,263
+ in equity	*X*	-	-	-	-	-
+ through profit or loss	*750,000*	*194*	-	*27,069*	-	*777,263*
C.3 Reduction in fair value						-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	-	-	-	533	-	533
C.5 Negative exchange differences	877,078	1,579	-	94,589	14,814	988,060
C.6 Other changes	-	29,665	-	127,352	1,272	158,289
D. Net Closing Balance	**20,888,714**	**391,455**	**-**	**4,123,248**	**1,078,500**	**26,481,917**
D.1 Total net reduction in value	(2,073,478)	(434,815)	-	(2,510,841)	-	(5,019,134)
E. Gross Closing Balance	**22,962,192**	**826,270**	**-**	**6,634,089**	**1,078,500**	**31,501,051**
F. Carried at cost *	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure intangible assets.

Please see Section G Business Combinations in the Notes to the Accounts for a detailed description of the recoverability testing of intangible assets with an indefinite life (Impairment test).

The opening balance differs due to completion of Purchase Price Allocation.

13.2.1 Banking Group portion

	CHANGES IN 2008					
		OTHER INTANGIBLE ASSETS:				
		GENERATED INTERNALLY		OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**21,664,638**	**743,457**	**-**	**6,086,485**	**1,050,095**	**29,544,675**
A.1 Total net reductions in value	(1,323,478)	(400,987)	-	(1,555,979)	-	(3,280,444)
A.2 Net opening balance	**20,341,160**	**342,470**	**-**	**4,530,506**	**1,050,095**	**26,264,231**
B. Increases	**2,426,578**	**172,020**	**-**	**579,266**	**44,460**	**3,222,334**
B.1 Purchases	2,175,810	51,638	-	267,365	-	2,494,813
B.2 Increases in intangible assets generated internally	X	105,708	-	179,038	-	284,746
B.3 Write-backs	X	-	-	577	-	577
B.4 Increase in fair value	-	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
B.5 Positive exchange differences	132,338	351	-	16,237	6,359	155,285
B.6 Other changes	118,430	14,323	-	116,049	38,101	286,903
C. Reductions	**1,879,548**	**127,405**	**-**	**990,125**	**16,055**	**3,013,133**
C.1 Disposals	252,470	4,074	-	147,635	-	404,179
C.2 Write-downs	750,000	92,087	-	621,548	-	1,463,635
- Depreciation	X	91,893	-	594,479	-	686,372
- write-downs	750,000	194	-	27,069	-	777,263
+ in equity	*X*	-	-	-	-	-
+ through profit or loss	*750,000*	*194*	-	*27,069*	-	*777,263*
C.3 Reduction in fair value	-	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	-	-	-	533	-	533
C.5 Negative exchange differences	877,078	1,579	-	94,348	14,814	987,819
C.6 Other changes	-	29,665	-	126,061	1,241	156,967
D. Net Closing Balance	**20,888,190**	**387,085**	**-**	**4,119,647**	**1,078,500**	**26,473,422**
D.1 Total net reduction in value	(2,073,478)	(434,557)	-	(2,496,973)	-	(5,005,008)
E. Gross Closing Balance	**22,961,668**	**821,642**	**-**	**6,616,620**	**1,078,500**	**31,478,430**
F. Carried at cost *	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure intangible assets.
Please see Section G Business Combinations in the Notes to the Accounts for a detailed description of the recoverability testing of intangible assets with an indefinite life (Impairment test).
The opening balance differs due to completion of Purchase Price Allocation.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

13.2.2 Insurance companies portion

		CHANGES IN 2008				
		OTHER INTANGIBLE ASSETS:				
		GENERATED INTERNALLY		OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	-	-	-	**1,638**	-	**1,638**
A.1 Total net reductions in value	-	-	-	(755)	-	(755)
A.2 Net opening balance	-	-	-	**883**	-	**883**
B. Increases	-	-	-	**520**	-	**520**
B.1 Purchases	-	-	-	488	-	488
B.2 Increases in intangible assets generated internally	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Increase in fair value	-	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Other changes	-	-	-	32	-	32
C. Reductions	-	-	-	**418**	-	**418**
C.1 Disposals	-	-	-	-	-	-
C.2 Write-downs	-	-	-	200	-	200
- Depreciation	X	-	-	200	-	200
- write-downs	-	-	-	-	-	-
+ in equity	*X*	-	-	-	-	-
+ through profit or loss	-	-	-	-	-	-
C.3 Reduction in fair value	-	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	210	-	210
C.6 Other changes	-	-	-	8	-	8
D. Net Closing Balance	-	-	-	**985**	-	**985**
D.1 Total net reduction in value	-	-	-	(518)	-	(518)
E. Gross Closing Balance	-	-	-	**1,503**	-	**1,503**
F. Carried at cost*	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure intangible assets.

13.2.3 Other Companies portion

	CHANGES IN 2008					
		OTHER INTANGIBLE ASSETS:				
		GENERATED INTERNALLY		OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**524**	**2,968**	**-**	**15,908**	**31**	**19,431**
A.1Total net reductions in value	-	(203)	-	(13,484)	-	(13,687)
A.2 Net opening balance	**524**	**2,765**	**-**	**2,424**	**31**	**5,744**
B. Increases	**-**	**2,021**	**-**	**2,429**	**-**	**4,450**
B.1 Purchases	-	2,021	-	1,630	-	3,651
B.2 Increases in intangible assets generated internally	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Increase in fair value	-	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	1	-	1
B.6 Other changes	-	-	-	798	-	798
C. Reductions	**-**	**416**	**-**	**2,237**	**31**	**2,684**
C.1 Disposals	-	-	-	43	-	43
C.2 Write-downs	-	416	-	880	-	1,296
- Depreciation	X	416	-	880	-	1,296
- write-downs	-	-	-	-	-	-
+ in equity	*X*	-	-	-	-	-
+ through profit or loss	-	-	-	-	-	-
C.3 Reduction in fair value	-	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	31	-	31
C.6 Other changes	-	-	-	1,283	31	1,314
D. Net Closing Balance	**524**	**4,370**	**-**	**2,616**	**-**	**7,510**
D.1 Total net reduction in value	-	(258)	-	(13,350)	-	(13,608)
E. Gross Closing Balance	**524**	**4,628**	**-**	**15,966**	**-**	**21,118**
F. Carried at cost*	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure intangible assets.

13.3 Other information

No significant information to report.

Part B) Consolidated Balance Sheet - Assets (Continued)

Section 14 - Tax assets and tax liabilities - Item 140 (assets) and 80 (liabilities)

December 31, 2007 Tax assets and liabilities differ from figures published in 2008 due to completion of PPA (Purchase Price Allocation).

The €2.646m increase in deferred tax assets was mainly due to tax payable on goodwill, as described in Part C Income Statement of the Notes to the Accounts - Section 20.

14.1 Deferred tax assets: breakdown

DEFERRED TAX ASSETS RELATED TO:	AMOUNTS AS AT 12.31.2008 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 12.31.2007 TOTAL
Assets/liabilities held for trading	471,970	-	-	471,970	374,557
Other financial instruments	1,084,509	11	1,549	1,086,069	325,819
Property, plant and equipment / Intangible assets	2,562,627	17	9,430	2,572,074	137,952
Provisions	1,213,330	810	541	1,214,681	1,431,316
Other assets / liabilities	534,566	433	798	535,797	1,085,694
Loans and receivables with banks and customers	1,809,270	-	68,406	1,877,676	1,854,530
Tax losses carried forward	1,477,417	-	35,446	1,512,863	878,223
Other	1,192,447	-	387	1,192,834	1,730,030
Total	**10,346,136**	**1,271**	**116,557**	**10,463,964**	**7,818,121**

14.2 Deferred tax liabilities: breakdown

DEFERRED TAX ASSETS RELATED TO:	AMOUNTS AS AT 12.31.2008 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 12.31.2007 TOTAL
Loans and receivables with Banks and Customers	1,227,497	-	-	1,227,497	1,318,901
Assets/liabilities held for trading	214,969	-	3	214,972	135,734
Other financial instruments	1,287,674	-	3	1,287,677	628,943
Property, plant and equipment / intangible assets	1,809,982	122	43,232	1,853,336	1,938,525
Other assets / liabilities	224,234	-	9,204	233,438	311,592
Deposits from Banks and Customers	82,210	-	-	82,210	14,920
Other	502,360	263	141	502,764	613,872
Total	**5,348,926**	**385**	**52,583**	**5,401,894**	**4,962,487**

14.3 Deferred tax assets: annual changes (balancing P&L)

	CHANGES IN 2008				CHANGES IN 2007
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Opening balance	**7,045,075**	**1,720**	**80,560**	**7,127,355**	**6,063,231**
2. Increases	**4,576,419**	**527**	**14,692**	**4,591,638**	**4,884,173**
2.1 Deferred tax assets arising during the year	4,210,035	-	8,078	4,218,113	1,540,784
a) relating to previous years	*11,431*	-	-	*11,431*	*58,668*
b) due to change in accounting policies	*1,224*	-	*2*	*1,226*	*120*
c) write-backs	*5,991*	-	*700*	*6,691*	*176,972*
e) other	*4,191,389*	-	*7,376*	*4,198,765*	*1,305,024*
2.2 New taxes or increases in tax rates	5,516	527	-	6,043	1,028
2.3 Other increases	360,868	-	6,614	367,482	3,342,361
3. Decreases	**1,787,278**	**992**	**5,758**	**1,794,028**	**3,820,049**
3.1 Deferred tax assets derecognised during the year	1,482,761	148	5,446	1,488,355	2,234,655
a) reversals of temporary differences	*1,465,377*	*148*	*5,351*	*1,470,876*	*2,214,566*
b) write-downs of non-recoverable items	*16,739*	-	*95*	*16,834*	*18,004*
c) change in accounting policies	*645*	-	-	*645*	*2,085*
3.2 Reduction in tax rates	15,592	499	-	16,091	1,248,838
3.3 Other decreases	288,925	345	312	289,582	336,556
4. Final amount	**9,834,216**	**1,255**	**89,494**	**9,924,965**	**7,127,355**

Opening and prior-year closing balances are not in line due to completion of PPA ("Purchase Price Allocation").

14.4 Deferred tax liabilities: annual changes (balancing P&L)

	CHANGES IN 2008				CHANGES IN 2007
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Opening balance	**4,621,638**	**388**	**48,851**	**4,670,877**	**4,105,241**
2. Increases	**1,245,197**	**93**	**4,940**	**1,250,230**	**2,402,021**
2.1 Deferred tax liabilities arising during the year	1,020,596	-	1,353	1,021,949	138,451
a) relating to previous years	*6,989*	-	*568*	*7,557*	*6,359*
b) due to change in accounting policies	*647*	-	-	*647*	*7,261*
c) other	*1,012,960*	-	*785*	*1,013,745*	*124,831*
2.2 New taxes or increases in tax rates	1,698	93	-	1,791	1,321
2.3 Other increases	222,903	-	3,587	226,490	2,262,249
3. Decreases	**1,113,760**	**96**	**7,593**	**1,121,449**	**1,836,385**
3.1 Deferred tax liabilities derecognised during the year	866,743	5	6,820	873,568	779,178
a) reversals of temporary differences	*635,310*	-	*5,271*	*640,581*	*665,260*
b) due to change in accounting policies	*8,329*	-	*7*	*8,336*	*406*
c) other	*223,104*	*5*	*1,542*	*224,651*	*113,512*
3.2 Reduction in tax rates	31,620	-	-	31,620	829,721
3.3 Other decreases	215,397	91	773	216,261	227,486
4. Final amount	**4,753,075**	**385**	**46,198**	**4,799,658**	**4,670,877**

Opening and prior-year closing balances are not in line due to completion of PPA ("Purchase Price Allocation").

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

14.5 Deferred tax assets: annual changes (balancing Net Equity)

	CHANGES IN 2008				CHANGES IN 2007
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Opening balance	**663,834**	**-**	**26,932**	**690,766**	**695,501**
2. Increases	**314,149**	**16**	**132**	**314,297**	**421,721**
2.1 Deferred tax assets arising during the year	303,877	-	132	304,009	320,503
a) relating to previous years	*-*	*-*	*-*	*-*	*28,585*
b) due to change in accounting policies	*5*	*-*	*-*	*5*	*119*
c) other	*303,872*	*-*	*132*	*304,004*	*291,799*
2.2 New taxes or increase in tax rates	-	-	-	-	492
2.3 Other increases	10,272	16	-	10,288	100,726
3. Decreases	**466,063**	**-**	**1**	**466,064**	**426,456**
3.1 Deferred tax assets derecognised during the year	362,991	-	-	362,991	152,830
a) reversals of temporary differences	*358,749*	*-*	*-*	*358,749*	*152,830*
b) writedowns of non-recoverable items	*4,242*	*-*	*-*	*4,242*	*-*
c) due to change in accounting policies	*-*	*-*	*-*	*-*	*-*
3.2 Reduction in tax rates	23	-	-	23	245,133
3.3 Other decreases	103,049	-	1	103,050	28,493
4. Final amount	**511,920**	**16**	**27,063**	**538,999**	**690,766**

14.6 Deferred tax liabilities: annual changes (balancing Net Equity)	CHANGES IN 2008				CHANGES IN 2007
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Opening balance	**285,201**	**27**	**6,382**	**291,610**	**473,602**
2. Increases	**581,344**	**-**	**3**	**581,347**	**153,002**
2.1 Deferred tax liabilities arising during the year	236,357	-	3	236,360	52,922
a) relating to previous years	*6,681*	-	-	*6,681*	*16,517*
b) due to change in accounting policies	-	-	-	-	*55*
c) Other	*229,676*	-	*3*	*229,679*	*36,350*
2.2 New taxes or increase in tax rates	-	-	-	-	-
2.3 Other increases	344,987	-	-	344,987	100,080
3. Decreases	**270,694**	**27**	**-**	**270,721**	**334,994**
3.1 Deferred tax liabilities derecognised during the year	254,238	-	-	254,238	308,016
a) reversal of temporary differences	*252,560*	-	-	*252,560*	*287,240*
b) due to change in accounting policies	-	-	-	-	-
c) Other	*1,678*	-	-	*1,678*	*20,776*
3.2 Reduction in tax rates	17	-	-	17	26,942
3.3 Other decreases	16,439	27	-	16,466	36
4. Final amount	**595,851**	**-**	**6,385**	**602,236**	**291,610**

14.7 Other information

In compliance with IAS 12, no deferred tax assets due to tax losses carried forward has been recognized as there are not probable future taxable profits against which the unused tax losses can be utilized. Tax losses carried forward amount at about €6.064 million, of which €5.696 million related to HVB Group's companies and €368 million related to BA Group's companies.

Part B) Consolidated Balance Sheet - Assets (Continued)

Section 15 - Non-current assets and disposal groups classified as held for sale - Item 150 (assets) and 90 (liabilities)

15.1 Non-current assets and disposal groups classified as held for sale: breakdown by type assets

	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Individual assets					
A.1 Equity investments	1,779	-	-	1,779	55,322
A.2 Property, Plant and Equipment	32,661	-	791	33,452	310,789
A.3 Intangible assets	-	-	-	-	79,000
A.4 Other non-current assets	6,135	-	-	6,135	422,074
Total A	**40,575**	**-**	**791**	**41,366**	**867,185**
B. Asset groups classified as held for sale					
B.1 Financial assets held for trading	-	-	-	-	256,169
B.2 Financial assets at fair value through profit or loss	-	-	-	-	511,216
B.3 Available for sale financial assets	48,309	-	-	48,309	694,457
B.4 Held to maturity investments	15,114	-	-	15,114	421,821
B.5 Loans and receivables with banks	8	-	-	8	254,372
B.6 Loans and receivables with customers	861,040	-	-	861,040	2,634,810
B.7 Equity investments	422	-	-	422	-
B.8 Property, Plant and Equipment	26,617	-	-	26,617	100,237
B.9 Intangible assets	533	-	-	533	248,662
B.10 Other assets	36,929	-	-	36,929	385,551
Total B	**988,972**	**-**	**-**	**988,972**	**5,507,295**
C. Liabilities associated with assets classified as held for sale					
C.1 Deposits	-	-	-	-	-
C.2 Securities	-	-	-	-	-
C.3 Other liabilities	4,344	-	-	4,344	107,375
Total C	**4,344**	**-**	**-**	**4,344**	**107,375**
D. Liabilities included in disposal groups classified as held for sale					
D.1 Deposits from banks	25,007	-	-	25,007	470,879
D.2 Deposits from customers	270,035	-	-	270,035	3,608,257
D.3 Debt securities in issue	-	-	-	-	160,373
D.4 Financial liabilities held for trading	-	-	-	-	143,941
D.5 Financial liabilities at fair value through profit or loss	-	-	-	-	-
D.6 Provisions	22,390	-	-	22,390	19,476
D.7 Other liabilities	214,604	-	349	214,953	516,212
Total D	**532,036**	**-**	**349**	**532,385**	**4,919,138**

15.2 Other information

There is no significant information to be reported.

15.3 Details of investments in companies subject to significant influence not valued at net equity

At December 31, 2208 the Group doesn't hold any equity investment subjec to significant influence not valued at equity, classified as held for sale.

Section 16 - Other assets - Item 160

December 31, 2007 balances differ from those published in 2008 due to completion of Purchase Price Allocation.

The change in *Other Assets* from €12,608,842 at December 31, 2007 to €13,990,012 at December 31, 2008 was due to definitive items not attributable to other items.

16.1 Other assets: breakdown

ITEMS/VALUES	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
Margin with derivatives clearers (non-interest bearing)	207,544	8,583
Gold, silver and precious metals	42,487	50,480
Accrued income other capitalised income	606,063	503,976
Cash and other valuables held by cashier:	827,070	1,063,360
- current account cheques being settled, drawn on third parties	*708,938*	*794,400*
- current account cheques payable by group banks, cleared and in the process of being debited	*3,774*	*72,202*
- money orders, bank drafts and equivalent securities	*112,658*	*196,147*
- coupons, securities due on demand, revenue stamps and miscellaneous valuables	*1,700*	*611*
Interest and charges to be debited to:	233,062	377,455
- customers	*215,467*	*296,899*
- banks	*17,595*	*80,556*
Items in transit between branches not yet allocated to destination accounts	456,710	113,923
Items in processing	1,165,988	2,290,718
Items deemed definitive but not-attributable to other items:	4,377,233	2,069,240
- securities and coupons to be settled	*362,033*	*351,582*
- other transactions	*4,015,200*	*1,717,658*
Adjustments for unpaid bills and notes	177,079	82,529
Tax items other than those included in item 140	2,703,183	1,921,255
Other items	3,193,593	4,127,323
Total	13,990,012	12,608,842

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet

Liabilities

Sezione 1 - Debiti verso banche - Voce 10

The sub-item 1. Deposits from central banks rose from €30,792m in 2007 to €72,771m in 2008, an increase of €41,979m mainly due to repos carried out by the Parent amounting to €17,036m and time deposits with HVB increasing by €12,465m. Sub-item 2. Deposits from banks reduced by €24,904m mainly in term deposits which fell from €68,593m to €39,702m.

The Liabilities contra assets sold but not derecognized - Reverse repos also include liabilities relating to reverse repos executed using proprietary securities issued by Group companies, which are eliminated from assets on consolidation.

The item "Deposits from banks" includes subordinated liabilities in the amount of €185,852 thousand, while in 2007 was €183,156.

1.1 Deposits from banks: product breakdown

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Deposits from central banks	**72,770,915**	**-**	**-**	**72,770,915**	**30,791,848**
2. Deposits from banks	**104,848,130**	**-**	**57,659**	**104,905,789**	**129,809,602**
2.1 Current accounts and demand deposits	14,547,468	-	1,398	14,548,866	17,736,197
2.2 Time deposits	39,701,991	-	-	39,701,991	68,593,058
2.3 Loans	42,509,305	-	56,261	42,565,566	34,208,954
2.3.1 Finance leases	-	-	-	-	-
2.3.2 Other	*42,509,305*	-	*56,261*	*42,565,566*	*34,208,954*
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-	-	-	-
2.5 Liabilities relating to assets sold but not derecognised	1,254,215	-	-	1,254,215	913,963
2.5.1 Reverse repos	*1,254,215*	-	-	*1,254,215*	*913,963*
2.5.2. Other	-	-	-	-	-
2.6 Other liabilities	6,835,151	-	-	6,835,151	8,357,430
Total	**177,619,045**	**-**	**57,659**	**177,676,704**	**160,601,450**
Fair Value	**177,793,065**	**-**	**57,659**	**177,850,724**	**160,732,123**

Fair value determination criteria are disclosed in Part A - Accounting Policies.

1.3 Breakdown of item 10 "Deposits from banks": structured debts

	AMOUNTS AS AT	
	12.31.2008 CARRYING VALUE	12.31.2007 CARRYING VALUE
Due to banks	-	199,195

1.4 Breakdown of item 10 Deposits from banks: liability items subject to micro-hedging

	AMOUNTS AS AT	
TYPES OF TRANSACTIONS/VALUES	12.31.2008	12.31.2007
1. Liability items subject to micro-hedging of fair value	**598,364**	**74,281**
a) Interest rate risk	485,956	2,127
b) Currency risk	-	-
c) Multiple risks	112,408	72,154
2. Liability items subject to micro-hedging of cash flows	**536,943**	**607,239**
a) Interest rate risk	274,166	370,845
b) Currency risk	-	-
c) Other	262,777	236,394
Total	**1,135,307**	**681,520**

1.5 Amounts payable under finance leases - banks

There are no amounts payable to banks under finance leases.

Part B) Consolidated Balance Sheet - Liabilities (Continued)

Section 2 - Deposits from customers - Item 20

December 31, 2007 data differ from those published in 2008 due to the presentation of leases.

The Liabilities contra assets sold but not derecognized - Reverse repos also include liabilities relating to reverse repos executed using proprietary securities issued by Group companies, which are eliminated from assets on consolidation.

The item "Deposits from customers" includes subordinated liabilities in the amount of €651,768 thousand.

2.1 Deposits from customers: product breakdown

	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007
TYPES OF TRANSACTIONS/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Current accounts and demand deposits	197,006,103	4,383	-	197,010,486	205,382,205
2. Time deposits	107,816,667	-	311	107,816,978	98,967,512
3. Deposits received in administration	160,823	-	-	160,823	168,468
4. Loans	42,061,790	-	-	42,061,790	34,205,715
4.1 Finance Leases	*103*	-	-	*103*	*2,821*
4.2 Other	*42,061,687*	-	-	*42,061,687*	*34,202,894*
5. Liabilities in respect of commitments to repurchase treasury shares	-	-	-	-	523,502
6. Liabilities relating to assets sold but not derecognised	16,911,268	-	-	16,911,268	23,533,533
6.1 Reverse repos	*2,769,409*	-	-	*2,769,409*	*2,290,206*
6.2 other	*14,141,859*	-	-	*14,141,859*	*21,243,327*
7. Other liabilities	24,400,061	-	469,360	24,869,421	27,619,527
Total	**388,356,712**	**4,383**	**469,671**	**388,830,766**	**390,400,462**
Fair value	**388,165,078**	**4,383**	**469,671**	**388,639,132**	**390,182,187**

Fair value determination criteria are disclosed in Part A - Accounting Policies.

2.3 Breakdown of item 20 "Deposits from customers": structured debts

	AMOUNTS AS AT	
	12.31.2008 CARRYING VALUE	12.31.2007 CARRYING VALUE
Deposits from customers	33,002	65,922

2.4 Breakdown of item 20 "Deposits from customers": liability items subject to micro-hedging

	AMOUNTS AS AT	
TYPES OF TRANSACTIONS/VALUES	12.31.2008	12.31.2007
1. Liability items subject to micro-hedging of fair value	**438,318**	**473,842**
a) Interest rate risk	407,182	473,842
b) Currency risk	-	-
c) Other	31,136	-
2. Liability items subject to micro- hedging of cash flows	**2,413,068**	**83,356**
a) Interest rate risk	2,322,019	-
b) Currency risk	-	-
c) Other	91,049	83,356
Total	**2,851,386**	**557,198**

2.5 Amounts payable under finance leases

	AMOUNTS AS AT 12.31.2008	
	MINIMUN LEASE PAYMENTS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts payable under finance leases:		
Up to twelve months	2,659	2,386
From one to five years	1,425	584
Over five years	-	-
Total value of minimum lease payments	**4,084**	**2,970**
Less: time value effect	**(1,114)**	**X**
Present value of minimun payment obligations	**2,970**	**2,970**

Financial Statements

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Liabilities (Continued)

Section 3 - Debt securities in issue - Item 30

December 31, 2007 data in the Carrying value and "Fair Value" columns differ from figures published in 2008 due to completion of PPA (Purchase Price Allocation).

The item "Debt securities in issue" includes subordinated liabilities in the amount of €31,134,069 thousand (in 2007 the amount was 30,874,941).

3.1 Debt securities in issue: product breakdown

	AMOUNTS AS AT 12.31.2008								AMOUNTS AS AT 12.31.2007	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
TYPE OF SECURITIES/VALUES	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
A. Listed securities	**85,788,264**	**86,584,643**	**-**	**-**	**7,117,050**	**7,117,050**	**92,905,314**	**93,701,693**	**115,557,288**	**112,435,554**
1. Bonds	79,212,093	78,629,569	-	-	6,081,705	6,081,705	85,293,798	84,711,274	102,718,256	100,971,063
1.1 structured	3,668,235	3,658,531	-	-	-	-	3,668,235	3,658,531	6,320,890	6,318,001
1.2 other	75,543,858	74,971,038	-	-	6,081,705	6,081,705	81,625,563	81,052,743	96,397,366	94,653,062
2. Other securities	6,576,171	7,955,074	-	-	1,035,345	1,035,345	7,611,516	8,990,419	12,839,032	11,464,491
2.1 structured	57,154	23,396	-	-	-	-	57,154	23,396	4,788	4,788
2.2 other	6,519,017	7,931,678	-	-	1,035,345	1,035,345	7,554,362	8,967,023	12,834,244	11,459,703
B. Unlisted securities	**109,553,486**	**107,709,377**	**-**	**-**	**-**	**-**	**109,553,486**	**107,709,377**	**124,281,443**	**124,064,563**
1. Bonds	73,640,969	72,406,371	-	-	-	-	73,640,969	72,406,371	76,867,297	76,614,337
1.1 structured	8,320,445	8,320,444	-	-	-	-	8,320,445	8,320,444	10,057,107	11,324,784
1.2 other	65,320,524	64,085,927	-	-	-	-	65,320,524	64,085,927	66,810,190	65,289,553
2. Other securities	35,912,517	35,303,006	-	-	-	-	35,912,517	35,303,006	47,414,146	47,450,226
2.1 structured	1,528,809	1,553,487	-	-	-	-	1,528,809	1,553,487	662,202	671,672
2.2 other	34,383,708	33,749,519	-	-	-	-	34,383,708	33,749,519	46,751,944	46,778,554
Total	**195,341,750**	**194,294,020**	**-**	**-**	**7,117,050**	**7,117,050**	**202,458,800**	**201,411,070**	**239,838,731**	**236,500,117**

Fair value determination criteria are disclosed in Part A - Accounting Policies.

3.3 Breakdown of item 30 "Debt securities in issue": securities subject to micro-hedging

	AMOUNTS AS AT	
TYPES OF TRANSACTIONS/VALUES	12.31.2008	12.31.2007
1. Securities subject to micro-hedging of fair value	**14,836,230**	**18,673,352**
a) Interest rate risk	14,836,230	18,673,352
b) Currency risk	-	-
c) Multiple risks	-	-
2. Securities subject to micro-hedging of cash flows	**6,133,879**	**52,140**
a) Interest rate risk	6,133,879	52,140
b) Currency risk	-	-
c) Other	-	-
Total	**20,970,109**	**18,725,492**

Section 4 - Financial liabilities held for trading - Item 40

"Deposits from banks" and "Deposits from customers" include where applicable technical overdrafts.

"Financial derivatives: other" comprises: (i) derivatives embedded in structured financial instruments, where the host has been classified in a category other than held-for-trading or fair value option and (ii) derivatives that, for economic purposes, are associated with banking book instruments.

The item "Financial liabilities held for trading" includes subordinated liabilities in the amount of € 241.382 thousand (€310.419 thousand in 2007).

The derivatives item increase was mainly due to the sharp fluctuations in market prices (e.g. interest rates, exchange rates, share prices, etc.) especially in Q4 2008.

Amounts in the table are totally referred to Banking Group Portion.

4.1 Financial liabilities held for trading: product breakdown

	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007			
		UNLISTED				UNLISTED		
TYPE OF SECURITIES/VALUES	LISTED	LISTED	UNLISTED	FAIR VALUE*	LISTED	QUOTATI	NON QUOTATI	FAIR VALUE*
A. Financial liabilities								
1. Due to banks	5,708,986	697,806	5,060,067	5,749,070	13,758,824	2,360,697	11,347,600	14,464,883
2. Due to customers	21,583,312	5,905,942	17,460,621	21,596,592	16,387,187	10,076,106	6,488,319	16,564,181
3. Debt securities	15,790,492	14,233,030	1,532,913	15,765,964	17,640,847	6,198,483	11,416,967	17,696,586
3.1 Bonds	11,154,813	10,082,233	1,053,310	11,135,543	9,461,952	5,876,499	3,542,875	9,419,375
3.1.1 Structured	*446,114*	*140,230*	*185,615*	*X*	*716,397*	*316,750*	*399,573*	*X*
3.1.2 Other	*10,708,699*	*9,942,003*	*867,695*	*X*	*8,745,555*	*5,559,749*	*3,143,302*	*X*
3.2 Other securities	4,635,679	4,150,797	479,603	4,630,421	8,178,895	321,984	7,874,092	8,277,211
3.2.1 Structured	*4,454,013*	*4,120,067*	*333,946*	*X*	*8,174,439*	*300,347*	*7,874,092*	*X*
3.2.2 Other	*181,666*	*30,730*	*145,657*	*X*	*4,456*	*21,637*	*-*	*X*
Total A	43,082,790	20,836,778	24,053,601	43,111,626	47,786,858	18,635,286	29,252,886	48,725,650
B) Derivative instruments								
1. Financial derivatives	X	8,921,198	92,600,077	X	X	6,264,718	55,975,342	X
1.1 Trading	*X*	*8,887,463*	*91,285,073*	*X*	*X*	*6,228,606*	*53,833,990*	*X*
1.2 Derivatives Fair Value hedges	*X*	*-*	*479,184*	*X*	*X*	*78*	*710,796*	*X*
1.3 Other	*X*	*33,735*	*835,820*	*X*	*X*	*36,034*	*1,430,556*	*X*
2. Credit derivatives	X	-	18,923,524	X	X	848	3,527,387	X
2.1 Trading derivatives	*X*	*-*	*18,890,426*	*X*	*X*	*-*	*3,509,499*	*X*
2.2 Derivatives Fair Value hedges	*X*	*-*	*31,945*	*X*	*X*	*-*	*17,840*	*X*
2.3 Other	*X*	*-*	*1,153*	*X*	*X*	*848*	*48*	*X*
Total B	X	8,921,198	111,523,601	X	X	6,265,566	59,502,729	X
Total A+B	X	29,757,976	135,577,202	X	X	24,900,852	88,755,615	X

Legend:
FV = fair value
FV*= fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the issue date
Fair value determination criteria are disclosed in Part A - Accounting Policies.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Liabilities (Continued)

4.3 Breakdown of item 40 "Financial liabilities held for trading": structured debts

There are no structured debts included in item 40 "Financial liabilities held for trading".

4.4 Financial liabilities held for trading: derivative instruments

TYPE OF DERIVATIVE/UNDERLYING ASSET	AMOUNTS AS AT 12.31.2008 INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	AMOUNTS AS AT 12.31.2007 TOTAL
A) Listed derivatives							
1) Financial derivatives	**20,886**	**249**	**8,883,042**	**X**	**17,021**	**8,921,198**	**6,264,718**
with underlying asset exchange	2,540	-	691,809	X	-	694,349	345,981
- options issued	-	-	-	X	-	-	-
- other derivatives	*2,540*	-	*691,809*	*X*	-	*694,349*	*345,981*
with no underlying asset exchange	18,346	249	8,191,233	X	17,021	8,226,849	5,918,737
- options issued	-	*240*	*1,259,380*	*X*	*16,323*	*1,275,943*	*1,536,704*
- other derivatives	*18,346*	*9*	*6,931,853*	*X*	*698*	*6,950,906*	*4,382,033*
2) Credit derivatives	**X**	**X**	**X**	**-**	**X**	**-**	**848**
with underlying asset exchange	X	X	X	-	X	-	-
with no underlying asset exchange	X	X	X	-	X	-	848
Total A)	**20,886**	**249**	**8,883,042**	**-**	**17,021**	**8,921,198**	**6,265,566**
B) Unlisted derivatives							
1) Financial derivatives	**58,413,405**	**23,871,069**	**8,614,198**	**X**	**1,701,405**	**92,600,077**	**55,975,342**
with underlying asset exchange	69,973	3,522,904	206,403	X	136,847	3,936,127	3,929,640
- options issued	*7,889*	*175,598*	*206,403*	*X*	*136,287*	*526,177*	*1,695,960*
- other derivatives	*62,084*	*3,347,306*	-	*X*	*560*	*3,409,950*	*2,233,680*
with no underlying asset exchange	58,343,432	20,348,165	8,407,795	X	1,564,558	88,663,950	52,045,702
- options issued	*1,843,082*	*7,921,997*	*2,548,586*	*X*	*1,006,858*	*13,320,523*	*10,048,834*
- other derivatives	*56,500,350*	*12,426,168*	*5,859,209*	*X*	*557,700*	*75,343,427*	*41,996,868*
2) Credit derivatives	**X**	**X**	**X**	**18,923,524**	**X**	**18,923,524**	**3,527,387**
with underlying asset exchange	X	X	X	14,155,097	X	14,155,097	2,462,657
with no underlying asset exchange	X	X	X	4,768,427	X	4,768,427	1,064,730
Total B)	**58,413,405**	**23,871,069**	**8,614,198**	**18,923,524**	**1,701,405**	**111,523,601**	**59,502,729**
Total (A+B)	**58,434,291**	**23,871,318**	**17,497,240**	**18,923,524**	**1,718,426**	**120,444,799**	**65,768,295**

The amounts in this table are totally referred to the banking group portion.

4.5 Financial liabilities (other than uncovered positions) held for trading: annual changes

DEBT SECURITIES IN ISSUE	CHANGES IN 2008			
	DEPOSITS FROM BANKS	DEPOSITS FROM CUSTOMERS	DEBT SECURITIES IN ISSUE	TOTAL
A. Opening balance	**11,346,046**	**6,515,408**	**17,615,450**	**35,476,904**
B. Increases	**917,729,843**	**1,352,926,043**	**1,904,496**	**2,272,560,382**
B.1 Issues	-	-	-	-
B.2 Sales	915,575,097	1,352,824,381	1,884,798	2,270,284,276
B.3 Increases in fair value	135,766	12,634	1,421	149,821
B.4 Other changes	2,018,980	89,028	18,277	2,126,285
C. Decreases	**924,016,757**	**1,342,218,152**	**3,754,006**	**2,269,988,915**
C.1 Purchases	1,637,289	379	326,432	1,964,100
C.2 Redemptions	920,146,806	1,342,020,031	4,101	2,262,170,938
C.3 Reductions of fair value	130,830	8,264	3,274,691	3,413,785
C.4 Other changes	2,101,832	189,478	148,782	2,440,092
D. Closing balance	**5,059,132**	**17,223,299**	**15,765,940**	**38,048,371**

Section 5 - Financial liabilities at fair value through profit or loss - Item 50

5.1 Financial liabilities at fair value through profit or loss: product breakdown

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007			
		FAIR VALUE				FAIR VALUE		
	NOMINAL VALUE	LISTED	UNLISTED	FAIR VALUE*	NOMINAL VALUE	LISTED	UNLISTED	FAIR VALUE*
1. Deposits from banks	12,532	-	12,532	12,532	13,577	-	12,071	12,071
1.1 Structured	-	-	-	X	1,506	-	-	X
1.2 Other	12,532	-	12,532	X	12,071	-	12,071	X
2. Deposits from customers	-	-	-	-	-	-	-	-
2.1 Structured	-	-	-	X	-	-	-	X
2.2 Other	-	-	-	X	-	-	-	X
3. Debt securities	1,853,113	162,036	1,484,576	2,107,173	1,789,283	180,439	1,774,031	2,221,830
3.1 Structured	50,489	-	50,489	X	47,933	-	49,438	X
3.2 Other	1,802,624	162,036	1,434,087	X	1,741,350	180,439	1,724,593	X
Total	**1,865,645**	**162,036**	**1,497,108**	**2,119,705**	**1,802,860**	**180,439**	**1,786,102**	**2,233,901**

Legend:

FV*= fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the issue date

Fair value determination criteria are disclosed in Part A - Accounting Policies.

The amounts in this table are totally referred to the banking group portion.

Notes to the Consolidated Accounts (CONTINUED)

Part B) Consolidated Balance Sheet - Liabilities (CONTINUED)

5.3 Financial liabilities at fair value through profit or loss - annual changes

	CHANGES IN 2008			
	DEPOSITS FROM BANKS	DEPOSITS FROM CUSTOMERS	DEBT SECURITIES IN ISSUE	TOTAL
A. Opening balance	**12,071**	**-**	**1,954,470**	**1,966,541**
B. Increases	**2,888**	**-**	**3,920,459**	**3,923,347**
B.1 Issues	-	-	-	-
B.2 Sales	-	-	2,859,221	2,859,221
B.3 Increases in fair value	-	-	536,880	536,880
B.4Other changes	2,888	-	524,358	527,246
C. Decreases	**2,427**	**-**	**4,228,317**	**4,230,744**
C.1 Purchases	-	-	2,934,411	2,934,411
C.2 Redemptions	-	-	343,207	343,207
C.3 Reductions of fair value	-	-	873,978	873,978
C.4 Other changes	2,427	-	76,721	79,148
D. Closing balance	**12,532**	**-**	**1,646,612**	**1,659,144**

Fair value determination criteria are disclosed in Part A - Accounting Policies.

Section 6 - Hedging derivatives - Item 60

6.1 Hedging derivatives: breakdown by type of derivative and underlying asset

	AMOUNTS AS AT 12.31.2008					
TYPE OF DERIVATIVE/UNDERLYING ASSET	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) 1Listed						
1) Financial derivatives	**125,238**	**-**	**1,328,157**	**X**	**577**	**1,453,972**
- with underlying asset exchange	-	-	-	X	577	577
- issued options	*-*	*-*	*-*	*X*	*-*	*-*
- other derivatives	*-*	*-*	*-*	*X*	*577*	*577*
- with no underlying asset exchange	125,238	-	1,328,157	X	-	1,453,395
- issued options	*-*	*-*	*-*	*X*	*-*	*-*
- other derivatives	*125,238*	*-*	*1,328,157*	*X*	*-*	*1,453,395*
2) Credit derivatives	**X**	**X**	**X**	**-**	**X**	**-**
- with underlying asset exchange	X	X	X	-	X	-
- with no underlying asset exchange	X	X	X	-	X	-
Total A)	**125,238**	**-**	**1,328,157**	**-**	**577**	**1,453,972**
B) Unlisted						
1) Financial derivatives	**3,328,462**	**2,940,211**	**23,060**	**X**	**-**	**6,291,733**
- with underlying asset exchange	3,190	2,049,391	8	X	-	2,052,589
- issued options	*3,190*	*602*	*-*	*X*	*-*	*3,792*
- other derivatives	*-*	*2,048,789*	*8*	*X*	*-*	*2,048,797*
- with no underlying asset exchange	3,325,272	890,820	23,052	X	-	4,239,144
- issued options	*944,984*	*43,237*	*22,538*	*X*	*-*	*1,010,759*
- other derivatives	*2,380,288*	*847,583*	*514*	*X*	*-*	*3,228,385*
2) Credit derivatives	**X**	**X**	**X**	**5,565**	**X**	**5,565**
- with underlying asset exchange	X	X	X	1,014	X	1,014
- with no underlying asset exchange	X	X	X	4,551	X	4,551
Total B)	**3,328,462**	**2,940,211**	**23,060**	**5,565**	**-**	**6,297,298**
Total (A+B)	**3,453,700**	**2,940,211**	**1,351,217**	**5,565**	**577**	**7,751,270**
Total (A+B) 12/31/2007	**2,806,597**	**2,758,830**	**2,238**	**1,637**	**-**	**5,569,302**

The amounts in this table are totally referred to the banking group portion.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Liabilities (Continued)

6.2 Hedging derivatives: breakdown by hedged items and risk type

TRANSACTIONS/HEDGE TYPES	AMOUNTS AS AT 12.31.2008							
	FAIR VALUE HEDGE						CASH FLOW HEDGE	
	MICRO-HEDGE							
	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE
1. Available-for-sale financial assets	118,344	14,765	-	-	-	-	-	X
2. Loans and receivables	18,773	15,205	-	X	-	-	17,933	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	1,311,160	X	92,840
5. Foreign assets	X	X	X	X	X	X	-	-
Total assets	**137,117**	**29,970**	**-**	**-**	**-**	**1,311,160**	**17,933**	**92,840**
1. Financial liabilities	19,488	123,296	-	-	12,772	X	196,098	X
2. Portfolio	X	X	X	X	X	937,651	X	4,872,407
Total liabilities	**19,488**	**123,296**	**-**	**-**	**12,772**	**937,651**	**196,098**	**4,872,407**
1. Expected transations	-	-	-	-	-	538	-	-

The amounts in this table are totally referred to banking group portion.

Section 7 - Changes in fair value of portfolio hedged items - Item 70

7.1 Changes to macro-hedged financial liabilities

CHANGES TO MACRO-HEDGED LIABILITIES	AMOUNTS AS AT 12.31.2008				12.31.2007
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Positive changes to financial liabilities	2,058,804	-	-	2,058,804	268,032
2. Negative changes to financial liabilities	(486,739)	-	-	(486,739)	(893,200)
Total	**1,572,065**	**-**	**-**	**1,572,065**	**(625,168)**

7.2 Liabilities subject to macro-hedging of interest rate risk: breakdown

HEDGED LIABILITIES	AMOUNTS AS AT	
	12.31.2008	12.31.2007
1. Deposits	716,310	400,146
2. Debt securities in issue	612,659	5,403,097
3. Portfolio	39,565,063	22,105,863
Total	**40,894,032**	**27,909,106**

Section 8 - Tax liabilities - Item 80

See section 14 of Assets.

Section 9 - Liabilities included in disposal groups classified as held for sale - Item 90

See section 15 of Assets.

Section 10 - Other liabilities - Item 100

December 31, 2007 data differ from figures published in 2008 due to completion of PPA (Purchase Price Allocation).

10.1 Altre passività: composizione

	AMOUNTS AS AT	
ITEMS/VALUES	12.31.2008	12.31.2007
Liabilities in respect of financial guarantees issued	16,389	15,190
Impairment: of financial guarantees issued, of credit derivatives, of irrevocable commitments to distribute funds	979,663	943,941
Accrued expenses other than those to be capitalized for the financial liabilities concerned	1,044,791	1,081,723
Share Based Payment classified as liabilities under IFRS 2	8,010	102,812
Other liabilities due to employees	3,154,866	2,837,115
Other liabilities due to other staff	18,250	31,777
Other liabilities due to Directors and Statutory Auditors	3,524	3,343
Interest and amounts to be credited to:	248,484	459,963
- customers	*213,984*	*395,381*
- banks	*34,500*	*64,582*
Items in transit between branches and not yet allocated to destination accounts	484,390	236,381
Available amounts to be paid to others	1,792,495	2,899,649
Items in processing	2,827,414	3,568,494
Entries related to securities transactions	13,320	200,643
Items deemed definitive but not attributable to other lines:	5,627,614	4,543,140
- accounts payable - suppliers	*2,346,764*	*2,381,558*
- provisions for tax withholding on accrued interest, bond coupon payments or dividends	*3,252*	*2,761*
- other entries	*3,277,598*	*2,158,821*
Liabilities for miscellaneous entries related to tax collection service	18,712	23,681
Adjustments for unpaid portfolio entries	741,458	644,640
Tax items different from those included in item 80	1,450,081	1,091,500
Other entries	5,271,872	5,820,845
Total Other Liabilities	**23,701,333**	**24,504,837**

Notes to the Consolidated Accounts (CONTINUED)

Part B) Consolidated Balance Sheet - Liabilities (CONTINUED)

Section 11 - Provision for employee severance pay - Item 110

11.1 Provision for employee severance pay: annual changes

	CHANGES IN 2008			
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL
A. Opening balances	**1,525,909**	**1,289**	**913**	**1,528,111**
B Increases	**122,899**	**291**	**52**	**123,242**
B.1 Provisions for the year	83,501	153	17	83,671
B.2 Other increases	39,398	138	35	39,571
C. Reductions	**235,391**	**474**	**465**	**236,330**
C.1 Severance payments	168,226	86	72	168,384
C.2 Other decreases	67,165	388	393	67,946
D. Closing balance	**1,413,417**	**1,106**	**500**	**1,415,023**

Section 12 - Provisions for risks and charges - Item 120

December 31, 2007 data in "Other provisions for risks and charges" differ from figures published in 2008 due to completion of PPA (Purchase Price Allocation).

12.1 Provisions for risks and charges: breakdown

	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007
ITEMS/COMPONENTS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Pensions and other post retirement benefit obligations	**4,547,687**	**-**	**5,335**	**4,553,022**	**4,838,978**
2. Other provisions for risks and charges	**3,267,182**	**26**	**228,326**	**3,495,534**	**4,265,594**
2.1 Legal disputes	1,265,762	26	6,798	1,272,586	1,640,760
2.2 Staff expenses	123,904	-	4,544	128,448	229,708
2.3 Other	1,877,516	-	216,984	2,094,500	2,395,126
Total	**7,814,869**	**26**	**233,661**	**8,048,556**	**9,104,572**

12.2 Provisions for risks and charges: annual changes

	CHANGES IN 2008							
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL	
ITEMS/COMPONENTS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS
A. Opening balance	**4,834,337**	**4,024,422**	**-**	**12**	**4,641**	**241,160**	**4,838,978**	**4,265,594**
B. Increases	**612,921**	**591,696**	**-**	**18**	**888**	**24,411**	**613,809**	**616,125**
B.1 Provisions for the year	80,115	297,185	-	16	866	23,237	80,981	320,438
B.2 Changes due to the passage of time	229,726	38,662	-	2	-	-	229,726	38,664
B.3 Differences due to discount-rate changes	-	12,266	-	-	-	-	-	12,266
B.4 Other increases	303,080	243,583	-	-	22	1,174	303,102	244,757
C. Decreases	**899,571**	**1,348,936**	**-**	**4**	**194**	**37,245**	**899,765**	**1,386,185**
C.1 Use during the year	501,156	1,058,969	-	-	189	35,325	501,345	1,094,294
C.2 Differences due to discount-rate changes	-	15,829	-	-	-	-	-	15,829
C.3 Other decreases	398,415	274,138	-	4	5	1,920	398,420	276,062
D. Closing balance *	**4,547,687**	**3,267,182**	**-**	**26**	**5,335**	**228,326**	**4,553,022**	**3,495,534**

* o/w: Defined-benefit Pension Funds €4,475,084.
The closing balance of "Other provisions" differs from the previously published figure due to completion of PPA.

12.3 Pensions and other post-retirement defined-benefit obligations

1. INTRODUCTION TI THE FUNDS

There are several defined-benefit plans within the Group, i.e., plans whose benefit is linked to salary and employee length of service both inside and outside Italy. The Austrian, German and Italian plans account for over 90% of the Group's pension obligations.

Most of the Group's plans are not financed, with the exception of the contractual trust arrangement or CTA (an external fund managed by independent trustees) and the Pensionskasse der HypoVereinsbank WaG set up by HVB AG for defined benefit plans in Germany, and the UK and US defined benefit plans. The Pensionskasse der HypoVereinsbank WaG was consolidated for the first time in 2008.

Most of the Group's defined benefit plans are closed to new recruits, for example in Austria, Germany and Italy, where most new recruits join defined contribution plans or plans considered such. The contributions for defined contribution plans are charged to the income statement.

The obligations arising from defined benefit plans are determined using the projected unit credit method. The assets of financed plans are valued at their fair value on the balance sheet date. The balance sheet comprises the deficit or surplus (i.e., the difference between obligations and assets) net of unrecognized actuarial gains and losses. Actuarial gains and losses are recognized in the income statement only if they exceed the 10% corridor.

The actuarial assumptions used to determine obligations vary from country to country and from plan to plan in line with IAS 19. Each country's discount rate is fixed at the balance sheet date on the basis of the market yields of blue chip stocks in the same currency and with the same average life as the liabilities.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Liabilities (Continued)

2. CHANGES IN PROVISIONS	12.31.2008	12.31.2007
Opening net defined-benefit obligations	**4,741,834**	**3,982,143**
Service cost	83,766	106,279
Cost of defined-benefit plans relating to previous employment	3,159	-
Finance cost	226,583	164,417
Actuarial (gains) losses recognised in the year	(11,681)	3,039
(Gains) losses on curtailments	(3,321)	(160,755)
Benefit paid	(493,588)	(327,281)
Other increases[1]	297,390	1,315,990
Other reductions[1]	(369,058)	(341,998)
Closing net defined-benefit obligations	**4,475,084**	**4,741,834**

1. Includes amounts arising from business combinations.

3. CHANGES TO PLAN ASSETS AND OTHER INFORMATION	12.31.2008	12.31.2007
Current value of plan assets	**2,413,336**	**2,356,665**
Expected return	125,355	119,837
Actuarial gains (losses)	(105,647)	(58,755)
Contribution paid by employer	106,007	45,855
Benefit paid	(109,552)	(102,762)
Other increases[1]	688,105	40,929
Other reductions	(57,565)	11,567
Closing current value of plan assets	**3,060,039**	**2,413,336**

1. Includes amounts relating to plan inclusion.

Main categories of plan assets		
1. Equities	188,865	372,642
2. Bonds	2,099,122	723,728
3. Property	113,821	171
4. Other assets	658,231	1,316,795
Total	**3,060,039**	**2,413,336**

4. RECONCILIATIONS OF PRESENT VALUES OF PROVISIONS TO PRESENT VALUE OF PLAN ASSETS AND TO ASSETS AND LIABILITIES RECOGNIZED IN THE BALANCE SHEET	12.31.2008	12.31.2007
Amount recognized in the Balance Sheet		
Present value of funded defined obligations	2,911,624	2,502,343
Present value of unfunded defined obligations	4,340,620	4,901,534
Present value of plan assets	(3,060,039)	(2,413,336)
Total	**4,192,205**	**4,990,541**
Unrecognized actuarial gains (losses)	179,570	(248,707)
IAS 19 (58) effect on current surplus value of plan assets	103,309	-
Net liability	**4,475,084**	**4,741,834**

Actuarial return on plan assets:		
Expected return on plan assets	125,355	119,837
Actuarial gain (loss) on plan assets	(105,647)	(58,755)

The above shown tables describe UniCredit Group liabilities related to pension plans. According to IAS 19, the reserve for severance pay has been also considered as a defined benefit obligation plan and has been calculated by using the actuarial methodology previously described.

The following tables summarize the financial and actuarial assumptions used and the present value of the Group defined benefit obligations (inclusive of the reserve for severance pay).

5. PRINCIPAL ACTUARIAL ASSUMPTIONS	12.31.2008	12.31.2007
Discount rate	5.69%	5.27%
Expected return on plan assets	5.23%	5.28%
Rate of increase in future compensation and vested rigths[2]	3.31%	2.87%
Rate of increase in pension obligations	2.35%	2.19%
Expected inflation rate	2.55%	2.04%

2. Used for pensions and other post retirement benefit obligations.

6. COMPARATIVE DATA - TOTAL DEFINED-BENEFIT OBLIGATIONS	12.31.2008	12.31.2007
Present value of defined-benefit obligations	**8,641,148**	**8,919,356**
Plan assets	(3,060,039)	(2,413,336)
Plan (surplus)/deficit	**5,581,109**	**6,506,020**
Unrecognized actuarial gains (losses)	205,689	(236,075)
IAS 19 (58) effect on current surplus value of plan assets	103,309	-
Recognized provisions	**5,890,107**	**6,269,945**

Part B) Consolidated Balance Sheet - Liabilities (Continued)

Section 13 - Insurance provisions - Item 130

13.1 Insurance provisions: breakdown

	AMOUNTS AS AT 12.31.2008			AMOUNTS AS AT 12.31.2007
	DIRECT BUSINESS	INDIRECT BUSINESS	TOTAL	TOTAL
A. Non-life business	**56,848**	**-**	**56,848**	**65,996**
A.1 Provision for unearned premiums	43,159	-	43,159	49,718
A.2 Provision for outstanding claims	13,689	-	13,689	16,278
A.3 Other provisions	-	-	-	-
B. Life business	**99,585**	**-**	**99,585**	**111,852**
B.1 Mathematical provisions	97,155	-	97,155	110,410
B.2 Provisions for amounts payable	1,397	-	1,397	669
B.3 Other insurance provisions	1,033	-	1,033	773
C. Insurance provisions when investment risk is borne by the insured party	**-**	**-**	**-**	**-**
C.1 Provision for policies where the performance is connected to investment funds and market indices	-	-	-	-
C.2 Provision for pension funds	-	-	-	-
D. Total insurance provisions	**156,433**	**-**	**156,433**	**177,848**

13.2 Insurance reserves: annual changes

	AMOUNTS AS AT 12.31.2008					
	NON-LIFE BUSINESS			LIFE BUSINESS		
	PROVISION FOR UNEARNED PREMIUMS	PROVISION FOR OUTSTANDING CLAIMS	OTHER PROVISIONS	PROVISION FOR UNEARNED PREMIUMS	PROVISION FOR OUTSTANDING CLAIMS	OTHER PROVISIONS
Insurance provisions - opening balance	49,718	16,278	-	110,410	669	773
a) increases	3,821	821	-	30,513	1,391	1,027
b) decreases	10,380	3,410	-	43,768	663	767
Insurance provisions - closing balance	**43,159**	**13,689**	**-**	**97,155**	**1,397**	**1,033**

Section 14 - Redeemable shares - Item 150

There are no amounts to be shown.

Section 15 - Shareholders' Equity Group - Items 140, 170, 180, 190, 200 and 220

December 31, 2007 data differ from published figures due to the following reclassifications:

- Completion of PPA (Purchase Price Allocation) which changed item 3. Reserve from €10,690,592 to €10,679,076, item 5. Valuation reserves from €1,044,893 to €1,044,843 and item 7. Profit (Loss) from €5,961,137 to €5,901,336. In total shareholders' equity attributable to the Group reduced by €71,367 (from €57,724,102 to €57,652,735). For further information on these figures please see Statement of changes in Shareholders' equity of 2007.
- Transfer of the interest in Mediobanca which reduced item 3. Reserve by €53,067 and increased item 5. Valuation reserve by €89,935. In total shareholders' equity attributable to the Group increased by €36,868. Please see - also in this case - the table of Changes in shareholders' equity in 2008 ,column "Change in opening balance".

In sum, considering PPA (-€71,367) and Mediobanca (+€36.868) shareholders' equity reduced by €34,499 from €57,724,102 (the figure published in 2007) to €57,689,603.

15.1 Group capital: breakdown

	AMOUNTS AS AT	
	12.31.2008	12.31.2007
1. Share capital	6,684,287	6,682,683
2. Share premium reserve	34,070,282	33,707,908
3. Reserves	10,639,706	10,626,009
4. Treasury shares	(5,993)	(363,111)
a. Parent Company	(2,440)	(358,416)
b. other companies	(3,553)	(4,695)
5. Revaluation reserve	(401,336)	1,134,778
6. Equity instruments	-	-
7. Net profits (loss)	4,011,788	5,901,336
Total	**54,998,734**	**57,689,603**

In January 2008, following purchase of 83,833,899 ordinary shares arising from the share swap of 74,851,696 Capitalia S.p.A. shares on withdrawal of shareholders, treasury shares rose from 87,000,000 at end 2007 to 170,833,899, worth €875,703k.

The UniCredit Shareholders' Meeting held on November 14, 2008, resolved to revoke the authorisation given by the Shareholders' Meeting of December 16, 2005 relating to the holding of 87,000,000 shares resulting from the share buy-back, and to authrorize the sale, without time limits, of all treasury shares currently held at a prioce no lower that the market price at the time of each sale less 5%.

Accordingly, in December 2008 UniCredit sold 170,357,899 treasury shares in several lots, at a total price of €287,733k.

At end 2008 treasury shares held were 476,000.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Liabilities (Continued)

15.2 Share capital and treasury shares: breakdown

	12.31.2008		12.31.2007	
	ISSUED SHARES	UNDERWRITTEN SHARES	ISSUED SHARES	UNDERWRITTEN SHARES
A. Share Capital				
A.1 ordinary shares	6,673,434	-	6,671,830	-
A.2 savings shares	10,853	-	10,853	-
Total (A)	6,684,287	-	6,682,683	-
B. Treasury Shares				
B.1 ordinary shares	(2,440)	-	(361,662)	-
B.2 savings shares	(3,553)	-	(1,449)	-
Total (B)	(5,993)	-	(363,111)	-

In 2008 capital - which at December 31, 2007 was represented by €13,343,658,943 ordinary shares and 21,706,552 savings shares, each with a par value of €0.50 - increased by 3,209,429 ordinary shares, following the exercise of stock options.

Capital thus increased from €6,682,683 thousand at end 2007 to €6,684,287 thousand at end 2008 and consists of 13,346,868,372 ordinary shares with a par value of €0.50 and 21,706,552 savings shares with a par value of €0.50.

15.3 Capital Stock - number of shares: annual changes

ITEMS/TYPES	CHANGES IN 2008	
	ORDINARY	OTHERS (SAVING)
A. Issued shares as at the beginning of the year	**13,343,658,943**	**21,706,552**
- fully paid	13,343,658,943	21,706,552
- not fully paid	-	-
A.1 Treasury shares (-)	(87,000,000)	-
A.2 Shares outstanding: opening balance	13,256,658,943	21,706,552
B. Increases	**173,567,328**	**-**
B.1 New issues	3,209,429	-
- against payment	3,209,429	-
- business combinations	-	-
- bonds converted	-	-
- warrants exercised	-	-
- other	3,209,429	-
- free	-	-
- to employees	-	-
- to Directors	-	-
- other	-	-
B.2 Sales of treasury shares	170,357,899	-
B.3 Other changes	-	-
C. Decreases	**(83,833,899)**	**-**
C.1 Cancellation	-	-
C.2 Purchase of treasury shares	(83,833,899)	-
C.3 Business tranferred	-	-
C.4 Other changes	-	-
D. Shares outstanding: closing balance	**13,346,392,372**	**21,706,552**
D.1 Treasury Shares (+)	476,000	-
D.2 Shares outstanding as at the end of the year	13,346,868,372	21,706,552
- fully paid	13,346,868,372	21,706,552
- not fully paid	-	-

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Liabilities (Continued)

15.4 Capital: other information

	12.31.2008	12.31.2007
Par value per share	0.50	0.50
- fully paid	-	-
Agreed sales of shares	-	-

15.5 Reserves from allocation of profit from previous year: other information

	AMOUNTS AS AT	
	12.31.2008	12.31.2007
Legal reserve	1,231,108	1,044,493
Statutory reserve	1,015,008	2,792,710
Other reserver	8,393,590	6,788,806
Total	**10,639,706**	**10,626,009**

The previously published December 31, 2007 Other reserves amount of €6,835,389k reduced to €6,788,806k, a fall of €64,583k, o/w €53,067k due to the transfer of our Mediobanca holding and €11,516k due to completion of PPA.

15.6 Revaluation reserve: breakdown

	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007
VOCI/COMPONENTI	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Available-for-sale financial assets	(769,691)	667	(196,656)	(965,680)	1,570,350
2. Property, plant and equipment	-	-	-	-	-
3. Intangible assets	-	-	-	-	-
4. Hedges of foreign investments	-	-	-	-	-
5. Cash-flow hedges	285,494	-	1,945	287,439	(712,623)
6. Exchange differences	-	-	(115)	(115)	31
7. Non-current assets classified as held for sale	-	-	-	-	-
8. Special revaluation laws	277,020	-	-	277,020	277,020
Total	**(207,177)**	**667**	**(194,826)**	**(401,336)**	**1,134,778**

The previously published December 31, 2007 Financial assets available for sale amount of €1,480,465k increased to €1,570,350k, a rise of €89,885k, due to the transfer of our Mediobanca holding (the same change occurred in the following table's opening balance) and €50k due to the completion of PPA.

15.7 Revaluation reserves: annual changes

	CHANGES IN 2008							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	**1,570,350**	**-**	**-**	**-**	**(712,623)**	**31**	**-**	**277,020**
B. Increases	**2,153,577**	**-**	**-**	**-**	**1,743,152**	**-**	**-**	**-**
B.1 Fair value increases	742,227	-	-	-	1,742,805	-	-	X
B.2 Other changes	1,411,350	-	-	-	347	-	-	-
C. Reductions	**4,689,607**	**-**	**-**	**-**	**743,090**	**146**	**-**	**-**
C.1 Fair value reductions	3,123,690	-	-	-	294,936	-	-	X
C.2 Other changes	1,565,917	-	-	-	448,154	146	-	-
D. Closing balance	**(965,680)**	**-**	**-**	**-**	**287,439**	**(115)**	**-**	**277,020**

Opening balances differ from those published in 2007 due to reclassification of Mediobanca interest and completion of PPA (Purchase Price Allocation).

15.7.1 Banking Group Portion

	CHANGES IN 2008							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	**1,617,988**	**-**	**-**	**-**	**(714,585)**	**-**	**-**	**277,020**
B. Increases	**2,132,777**	**-**	**-**	**-**	**1,742,805**	**-**	**-**	**-**
B.1 Fair value increases	739,337	-	-	-	1,742,805	-	-	X
B.2 Other changes	1,393,440	-	-	-	-	-	-	-
C. Reductions	**4,520,456**	**-**	**-**	**-**	**742,726**	**-**	**-**	**-**
C.1 Fair value reductions	3,003,422	-	-	-	294,623	-	-	X
C.2 Other changes	1,517,034	-	-	-	448,103	-	-	-
D. Closing balance	**(769,691)**	**-**	**-**	**-**	**285,494**	**-**	**-**	**277,020**

Opening balances differ from those published in 2007 due to reclassification of Mediobanca interest and completion of PPA (Purchase Price Allocation).

Part B) Consolidated Balance Sheet - Liabilities (Continued)

15.7.2 Insurance companies portion

	CHANGES IN 2008							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	**702**	-	-	-	-	-	-	-
B. Increases	**240**	-	-	-	-	-	-	-
B.1 Fair value increases	213	-	-	-	-	-	-	X
B.2 Other changes	27	-	-	-	-	-	-	-
C. Reductions	**275**	-	-	-	-	-	-	-
C.1 Fair value reductions	-	-	-	-	-	-	-	X
C.2 Other changes	275	-	-	-	-	-	-	-
D. Closing balance	**667**	-	-	-	-	-	-	-

15.7.3 Other companies portion

	CHANGES IN 2008							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	**(48,340)**	-	-	-	**1,962**	**31**	-	-
B. Increases	**20,560**	-	-	-	**347**	-	-	-
B.1 Fair value increases	2,677	-	-	-	-	-	-	X
B.2 Other changes	17,883	-	-	-	347	-	-	-
C. Reductions	**168,876**	-	-	-	**364**	**146**	-	-
C.1 Fair value reductions	120,268	-	-	-	313	-	-	X
C.2 Other changes	48,608	-	-	-	51	146	-	-
D. Closing balance	**(196,656)**	-	-	-	**1,945**	**(115)**	-	-

15.8 Revaluation reserves for available-for-sale assets: breakdown

	AMOUNTS AS AT 12.31.2008								AMOUNTS AS AT 12.31.2007	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
ASSETS/VALUES	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE
1. Debt securities	269,851	(1,017,456)	728	(61)	-	(196,621)	270,579	(1,214,138)	1,227,195	(1,368,734)
2. Equity securities	138,846	(112,217)	-	-	-	-	138,846	(112,217)	1,796,609	(110,643)
3. Units in investment funds	7,495	(57,817)	-	-	-	(35)	7,495	(57,852)	37,766	(11,921)
4. Loans	1,631	(24)	-	-	-	-	1,631	(24)	79	(1)
Total	**417,823**	**(1,187,514)**	**728**	**(61)**	**-**	**(196,656)**	**418,551**	**(1,384,231)**	**3,061,649**	**(1,491,299)**

The previously published December 31, 2007 Negative Reserve - 2. Equity securities amount of €200,528k reduced to €110,643k, a change of €89,865k, due to the transfer of our Mediobanca holding. See the Changes to Shareholders' Equity table for further details.

15.9 Revaluation reserves for available-for-sale assets: annual changes

	CHANGES IN 2008			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	**(141,539)**	**1,685,966**	**25,845**	**78**
2. Positive changes	**835,726**	**1,290,305**	**25,580**	**1,966**
2.1 Fair value increases	638,151	98,170	4,440	1,466
2.2 Reclassification through profit or loss of negative reserves	14,349	367,080	7,352	-
due to impairment	*591*	*344,112*	*7,207*	-
following disposal	*13,758*	*22,968*	*145*	-
2.3 Other changes	183,226	825,055	13,788	500
3. Negative changes	**1,637,746**	**2,949,642**	**101,782**	**437**
3.1 Fair value reductions	1,546,011	1,495,461	81,860	358
3.2 Impairment losses	138	-	2,237	-
3.3 Reclassification through profit or loss of positive allowances following disposal	2,049	109,911	174	-
3.4 Other changes	89,548	1,344,270	17,511	79
4. Closing Balance	**(943,559)**	**26,629**	**(50,357)**	**1,607**

Due to the transfer of our Mediobanca holding the opening balance of the Equity securities column does not correspond to the 2007 balance.

15.9.1 Banking Group Portion

	CHANGES IN 2008			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	**(111,829)**	**1,703,850**	**25,889**	**78**
2. Positive changes	**832,819**	**1,272,421**	**25,571**	**1,966**
2.1 Fair value increases	635,271	98,170	4,430	1,466
2.2 Reclassification through profit or loss of negative reserves	14,349	367,080	7,352	-
due to impairment	*591*	*344,112*	*7,207*	-
following disposal	*13,758*	*22,968*	*145*	-
2.3 Other changes	183,199	807,171	13,789	500
3. Negative changes	**1,468,595**	**2,949,642**	**101,782**	**437**
3.1 Fair value reductions	1,425,743	1,495,461	81,860	358
3.2 Impairment losses	138	-	2,237	-
3.3 Reclassification through profit or loss of positive allowances following disposal	2,049	109,911	174	-
3.4 Other changes	40,665	1,344,270	17,511	79
4. Closing Balance	**(747,605)**	**26,629**	**(50,322)**	**1,607**

Due to the transfer of our Mediobanca holding the opening balance of the Equity securities column does not correspond to the 2007 balance.

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet - Liabilities (Continued)

15.9.2 Insurance Companies Portion

	CHANGES IN 2008			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	**702**	-	-	-
2. Positive changes	**240**	-	-	-
2.1 Fair value increases	213	-	-	-
2.2 Reclassification through profit or loss of negative reserves	-	-	-	-
due to impairment	-	-	-	-
following disposal	-	-	-	-
2.3 Other changes	27	-	-	-
3. Negative changes	**275**	-	-	-
3.1 Fair value reductions	-	-	-	-
3.2 Impairment losses	-	-	-	-
3.3 Reclassification through profit or loss of positive allowances following disposal	-	-	-	-
3.4 Other changes	275	-	-	-
4. Closing Balance	**667**	-	-	-

15.9.3 Other Companies Portion

	CHANGES IN 2008			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	**(30,412)**	**(17,884)**	**(44)**	-
2. Positive changes	**2,667**	**17,884**	**9**	-
2.1 Fair value increases	2,667	-	10	-
2.2 Reclassification through profit or loss of negative reserves	-	-	-	-
due to impairment	-	-	-	-
following disposal	-	-	-	-
2.3 Other changes	-	17,884	(1)	-
3. Negative changes	**168,876**	-	-	-
3.1 Fair value reductions	120,268	-	-	-
3.2 Impairment losses	-	-	-	-
3.3 Reclassification through profit or loss of positive allowances following disposal	-	-	-	-
3.4 Other changes	48,608	-	-	-
4. Closing Balance	**(196,621)**	-	**(35)**	-

Section 16 - Minorities - Item 210

December 31, 2007 data differ from figures published in 2008 due to completion of PPA (Purchase Price Allocation).

16.1 Minority interests: breakdown

ITEMS/VALUES	AMOUNTS AS AT 12.31.2008 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 12.31.2007 TOTAL
1) Share Capital	433,817	5	80,171	513,993	933,670
2) Share premium reserve	1,851,901	-	567	1,852,468	3,053,352
3) Reserves	371,689	(5)	(7,080)	364,604	77,905
4) Treasury shares	(332)	-	-	(332)	(204)
5) Revaluation reserves	(6,591)	-	2	(6,589)	(37,433)
6) Equity instruments	-	-	-	-	-
7) Profit (loss) for the year - Minority interests	505,775	1	11,738	517,514	716,889
Total	**3,156,259**	**1**	**85,398**	**3,241,658**	**4,744,179**

16.2 Revaluation reserves: breakdown

ITEMS/VALUES	AMOUNTS AS AT 12. 31.2008 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 12.31.2007 TOTAL
1) Available for sale financial assets	(15,560)	-	1	(15,559)	(464)
2) Tangible assets	-	-	-	-	-
3) Intangible assets	-	-	-	-	-
4) Hedges of foreign investments	-	-	-	-	-
5) Cash-flow hedge	8,578	-	-	8,578	(37,448)
6) Exchange difference	-	-	1	1	1
7) Non-current assets classified held for sale	-	-	-	-	-
8) Special revaluation laws	391	-	-	391	478
Total	**(6,591)**	**-**	**2**	**(6,589)**	**(37,433)**

16.3 Capital instruments: breakdown and annual changes

There are no capital instruments.

16.4 Revaluation reserves for available-for-sale assets: breakdown

	AMOUNTS AS AT 12.31.2008							
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL	
ASSETS/VALUES	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE
1. Debt securities	933	(15,821)	-	-	-	(1)	933	(15,822)
2. Equity securities	640	(1,143)	-	-	-	-	640	(1,143)
3. Units in investment funds	2	(169)	-	-	2	-	4	(169)
4. Loans	-	(2)	-	-	-	-	-	(2)
Total	**1,575**	**(17,135)**	**-**	**-**	**2**	**(1)**	**1,577**	**(17,136)**

Part B) Consolidated Balance Sheet - Liabilities (CONTINUED)

16.5 Revaluation reserves: annual changes

	CHANGES IN 2008							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING OF EXTERNAL INVESTMENTS	HEDGING OF CASH FLOWS	EXCHANGE DIFFERENCE	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALES	SPECIAL REVALUATION LAWS
A. Opening balance	(464)	-	-	-	(37,448)	1	-	478
B. Increases	35,758	-	-	-	46,291	-	-	74
B.1 Fair value increases	27,113	-	-	-	16,810	-	-	X
B.2 Other changes	8,645	-	-	-	29,481	-	-	74
C. Decreases	50,853	-	-	-	265	-	-	161
C.1 Fair value decreases	12,607	-	-	-	191	-	-	X
C.2 Other changes	38,246	-	-	-	74	-	-	161
D. Closing balance	(15,559)	-	-	-	8,578	1	-	391

16.5.1 Banking Group portion

	CHANGES IN 2008							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING OF EXTERNAL INVESTMENTS	HEDGING OF CASH FLOWS	EXCHANGE DIFFERENCE	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALES	SPECIAL REVALUATION LAWS
A. Opening balance	1,652	-	-	-	(37,522)	-	-	478
B. Increases	33,615	-	-	-	46,291	-	-	74
B.1 Fair value increases	27,113	-	-	-	16,810	-	-	X
B.2 Other changes	6,502	-	-	-	29,481	-	-	74
C. Decreases	50,827	-	-	-	191	-	-	161
C.1 Fair value decreases	12,607	-	-	-	191	-	-	X
C.2 Other changes	38,220	-	-	-	-	-	-	161
D. Closing balance	(15,560)	-	-	-	8,578	-	-	391

16.5.2 Insurance Companies Portion

	CHANGES IN 2008							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING OF EXTERNAL INVESTMENTS	HEDGING OF CASH FLOWS	EXCHANGE DIFFERENCE	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALES	SPECIAL REVALUATION LAWS
A. Opening balance	**26**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
B. Increases	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
B.1 Fair value increases	-	-	-	-	-	-	-	X
B.2 Other changes	-	-	-	-	-	-	-	-
C. Decreases	**26**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
C.1 Fair value decreases	-	-	-	-	-	-	-	X
C.2 Other changes	26	-	-	-	-	-	-	-
D. Closing balance	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

16.5.3 Other Companies Portion

	CHANGES IN 2008							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING OF EXTERNAL INVESTMENTS	HEDGING OF CASH FLOWS	EXCHANGE DIFFERENCE	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALES	SPECIAL REVALUATION LAWS
A. Opening balance	**(2,142)**	**-**	**-**	**-**	**74**	**1**	**-**	**-**
B. Increases	**2,143**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
B.1 Fair value increases	-	-	-	-	-	-	-	X
B.2 Other changes	2,143	-	-	-	-	-	-	-
C. Decreases	**-**	**-**	**-**	**-**	**74**	**-**	**-**	**-**
C.1 Fair value decreases	-	-	-	-	-	-	-	X
C.2 Other changes	-	-	-	-	74	-	-	-
D. Closing balance	**1**	**-**	**-**	**-**	**-**	**1**	**-**	**-**

Notes to the Consolidated Accounts (Continued)

Part B) Consolidated Balance Sheet (Continued)

Other information

1. Guarantees given and commitments

TRANSACTIONS	AMOUNTS AS AT 12.31.2008				AMOUNTS AS AT 12.31.2007
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	AMOUNT	TOTAL
1) Financial guarantees given to:	**19,489,851**	**-**	**-**	**19,489,851**	**21,582,228**
a) Banks	1,943,575	-	-	1,943,575	4,446,924
b) Customers	17,546,276	-	-	17,546,276	17,135,304
2) Commercial guarantees given to:	**51,682,902**	**-**	**-**	**51,682,902**	**53,728,654**
a) Banks	9,618,367	-	-	9,618,367	8,846,400
b) Customers	42,064,535	-	-	42,064,535	44,882,254
3) Other irrevocable commitments to disburse funds	**95,572,818**	**-**	**199,171**	**95,771,989**	**104,479,533**
a) banks:	3,336,915	-	-	3,336,915	11,059,736
i) Usage certain	580,284	-	-	580,284	3,888,955
ii) Usage uncertain	2,756,631	-	-	2,756,631	7,170,781
b) customers:	92,235,903	-	199,171	92,435,074	93,419,797
i) Usage certain	14,638,275	-	-	14,638,275	32,630,177
ii) Usage uncertain	77,597,628	-	199,171	77,796,799	60,789,620
4) Underlying obligations for credit derivatives: sales of protection	**16,043,074**	**-**	**-**	**16,043,074**	**14,765,209**
5) Assets used to guarantee others' obligations	**177,437**	**-**	**-**	**177,437**	**1,710,441**
6) Other commitments	**22,921,726**	**1,053**	**256,395**	**23,179,174**	**24,705,387**
Total	**205,887,808**	**1,053**	**455,566**	**206,344,427**	**220,971,452**

2. Assets used to guarantee own liabilities and commitments

PORTFOLIOS	AMOUNTS AS AT 12.31.2008	AMOUNTS AS AT 12.31.2007
1. Financial assets held for trading	73,086,729	20,587,269
2. Financial assets designated at fair value	16,759,385	12,017,870
3. Financial assets available for sale	8,529,390	1,611,142
4. Financial assets held to maturity	5,570,143	4,815,582
5. Loans and receivables with banks	3,332,684	2,633,570
6. Loans and receivables with customers	27,263,333	18,512,785
7. Property, plant and equipment	587	-

3. Operating leases

	AMOUNTS AS AT	
	12.31.2008	12.31.2007
Lesee information:		
B) Operating leases		
Future minimum non-cancellable lease payments		
Up to twelve months	82,391	160,589
From one to five years	161,048	141,262
Over five years	32,921	37,176
Total amounts	**276,360**	**339,027**
Future minimum non-cancellable sublease payments		
Total payments	10,351	4,053
Lessor information:		
B) Operating leases		
Future minimum non-cancellable lease payments (to be received)		
Up to twelve months	5,467	45,209
From one to five years	12,556	81,412
Over five years	6,474	9,137
Total amounts	**24,497**	**135,758**

4. Breakdown of investments relating to unit-linked and index-linked policies

There are no amounts in the table.

The amounts in this table are totally referred to banking group portion.

5. Asset management and trading on behalf of others

TYPE OF SERVICES	12.31.2008
1. Trading of financial instruments on behalf of third party	**985,473,142**
a) Purchases	487,256,611
1. Settled	486,234,204
2. Unsettled	1,022,407
b) Sales	498,216,531
1. Settled	497,342,954
2. Unsettled	873,577
2. Asset management accounts	**79,891,980**
a) individual	71,456,571
b) Collective	8,435,409
3. Custody and administration of securities	**694,825,410**
a) Third party securities on deposit associated with custodian bank transactions (excluding segregated accounts)	42,923,519
1. Securities issued by companies included in consolidation	799,465
2. Other securities	42,124,054
b) Other third party securities on deposit (excluding segregated accounts)	290,793,660
1. Securities issued by companies included in consolidation	49,641,581
2. Other securities	241,152,079
c) Third party securities deposited with third parties	216,773,298
d) Investment and trading securities deposited with others	144,334,933
4. Other transactions	**26,204,911**

6. and 7. Insurance companies portion / other companies

There are no amounts in insurance companies portion or other companies.

Notes to the consolidated accounts

Part C) Consolidated Income Statement

Notes to the consolidated accounts

(Amounts in thousands of €)

Part C) Consolidated Income Statement

The 2007 income statement includes the Q4 results of the former Capitalia Group following absorption of Capitalia SpA by UniCredit SpA on October 1, 2007, and is different from last year's published Income Statement due to Purchase Price Allocation completion, which changed the following items: Impairment/Write-backs on intangible assets, Tax (Expense) income related to profit or loss from continuing operations, Net Profit (Loss) for the year, Minorities, Net Profit (Loss) attributable to the Parent Company. Comparison with 2007 is influenced inter alia by other changes in consolidation scope. Like-with-like comparison is given in the condensed income statement included at the beginning of the Report on Operations.

Section 1 - Interest income and similar revenues - Items 10 and 20

1.1 Interest income and similar revenues: breakdown

	2008					2007
	UNIMPAIRED FINANCIAL ASSETS					
ITEMS/TYPE	DEBT SECURITIES	LOANS	IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL	TOTAL
1. Financial assets held for trading	3,489,633	746,018	5,536	305,339	4,546,526	5,235,014
2. Financial assets at fair value through profit or loss	633,681	136,975	-	-	770,656	834,917
3. Available-for-sale financial assets	1,263,765	4,217	3,507	53,409	1,324,898	1,060,586
4. Held-to-maturity investments	721,142	11	1,766	938	723,857	667,944
5. Loans and receivables with banks	968,514	6,246,135	6,031	515,209	7,735,889	4,307,574
6. Loans and receivables with customers	1,639,970	32,749,007	776,991	1,179,341	36,345,309	27,228,324
7. Hedging derivatives	X	X	X	-	-	780,318
8. Financial assets sold but not derecognised	161,539	2,065,478	17,048	14	2,244,079	1,464,608
9. Other assets	X	X	X	421,300	421,300	442,596
Total	**8,878,244**	**41,947,841**	**810,879**	**2,475,550**	**54,112,514**	**42,021,881**

The items "Financial assets held for trading", "Available-for-sale financial assets", "Held-to-maturity investments", "Loans and receivables with banks", "Loans and receivables with customers", "Financial assets at fair value through profit or loss" include interest income from own securities used in repo deposits.

1.1.1 Banking group portion

ITEMS/TYPE	2008 UNIMPAIRED FINANCIAL ASSETS DEBT SECURITIES	2008 UNIMPAIRED FINANCIAL ASSETS LOANS	2008 IMPAIRED FINANCIAL ASSETS	2008 OTHER ASSETS	2008 TOTAL	2007 TOTAL
1. Financial assets held for trading	3,489,128	746,018	5,536	290,751	4,531,433	5,223,966
2. Financial assets at fair value through profit or loss	620,569	136,975	-	-	757,544	818,633
3. Available-for-sale financial assets	1,235,102	4,217	3,507	53,409	1,296,235	1,019,252
4. Held-to-maturity investments	713,807	11	1,766	938	716,522	650,908
5. Loans and receivables with banks	968,514	6,238,742	6,031	515,209	7,728,496	4,025,544
6. Loans and receivables with customers	1,639,970	32,476,346	776,991	1,179,341	36,072,648	27,010,384
7. Hedging derivatives	X	X	X	-	-	765,614
8. Financial assets sold but not derecognised	161,539	2,065,478	17,048	14	2,244,079	1,464,608
9. Other assets	X	X	X	385,324	385,324	440,189
Total	**8,828,629**	**41,667,787**	**810,879**	**2,424,986**	**53,732,281**	**41,419,098**

See note to table 1.1 Interest income and similar revenues.

1.1.2 Insurance companies portion

ITEMS/TYPE	2008 UNIMPAIRED FINANCIAL ASSETS DEBT SECURITIES	2008 UNIMPAIRED FINANCIAL ASSETS LOANS	2008 IMPAIRED FINANCIAL ASSETS	2008 OTHER ASSETS	2008 TOTAL	2007 TOTAL
1. Financial assets held for trading	505	-	-	81	586	-
2. Financial assets at fair value through profit or loss	-	-	-	-	-	1,111
3. Available-for-sale financial assets	7,975	-	-	-	7,975	6,395
4. Held-to-maturity investments	-	-	-	-	-	-
5. Loans and receivables with banks	-	703	-	-	703	598
6. Loans and receivables with customers	-	-	-	-	-	-
7. Hedging derivatives	X	X	X	-	-	-
8. Financial assets sold but not derecognised	-	-	-	-	-	-
9. Other assets	X	X	X	-	-	-
Total	**8,480**	**703**	**-**	**81**	**9,264**	**8,104**

See note to table 1.1 Interest income and similar revenues.

Notes to the consolidated accounts (Continued)

Part C) Consolidated Income Statement (Continued)

1.1.3 Other companies portion

	2008					2007
	UNIMPAIRED FINANCIAL ASSETS					
ITEMS/TYPE	DEBT SECURITIES	LOANS	IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL	TOTAL
1. Financial assets held for trading	-	-	-	14,507	14,507	11,048
2. Financial assets at fair value through profit or loss	13,112	-	-	-	13,112	15,173
3. Available-for-sale financial assets	20,688	-	-	-	20,688	34,939
4. Held-to-maturity investments	7,335	-	-	-	7,335	17,036
5. Loans and receivables with banks	-	6,690	-	-	6,690	281,432
6. Loans and receivables with customers	-	272,661	-	-	272,661	217,940
7. Hedging derivatives	X	X	X	-	-	14,704
8. Financial assets sold but not derecognised	-	-	-	-	-	-
9. Other assets	X	X	X	35,976	35,976	2,407
Total	**41,135**	**279,351**	**-**	**50,483**	**370,969**	**594,679**

See note to table 1.1 Interest income and similar revenues.

1.2 and 1.5 Interest income/expense and similar revenues/costs: hedging differentials

	2008				2007
ITEMS/TYPE	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Positive differentials on:					
A.1 Fair-value micro-hedging of financial assets	59,219	-	-	59,219	106,818
A.2 Fair value micro-hedging of financial liabilities	198,246	-	-	198,246	575,146
A.3 Macro-hedging of interest rate risk	2,253,927	-	-	2,253,927	1,105,085
A.4 Cash-flow micro-heding of financial assets	205,919	-	-	205,919	645,208
A.5 Cash-flow micro-hedging of financial liabilities	70,516	-	-	70,516	311,766
A.6 Cash-flow macro-hedging	1,263,940	-	-	1,263,940	6,727,780
Total positive differentials (A)	**4,051,767**	**-**	**-**	**4,051,767**	**9,471,803**
B. Negative differentials relating to:					
B.1 Fair-value micro hedging of financial assets	(13,811)	-	-	(13,811)	(63,161)
B.2 Fair-value micro-hedging of financial liabilities	(643,567)	-	-	(643,567)	(317,571)
B.3 Macro-hedging of interest rate risk	(2,175,758)	-	-	(2,175,758)	(1,260,785)
B.4 Cash-flow micro-hedging of financial assets	(427,201)	-	(5,015)	(432,216)	(1,238,013)
B.5 Cash-flow micro-hedging of financial liabilities	(14,822)	-	-	(14,822)	(171)
B.6 Cash flow macro-hedging	(1,414,262)	-	-	(1,414,262)	(5,811,784)
Total negative differentials (B)	**(4,689,421)**	**-**	**(5,015)**	**(4,694,436)**	**(8,691,485)**
C. Net differentials (A-B)	**(637,654)**	**-**	**(5,015)**	**(642,669)**	**780,318**

1.3.1 Interest income from financial assets denominated in currency

	2008	2007
Interest income on:		
a) Assets denominated in currency	13,197,696	10,310,903

1.3.2 and 1.3.3 Interest income from other transactions

	2008	2007
Interest income on:		
a) Financial leasing transactions: contingent rents recognised as income in the period	653,615	1,126,577
b) Deposits received in administration	12,427	461,206
Total	**666,042**	**1,587,783**

1.4 Interest expense and similar charges: breakdown

	2008				2007
ITEMS/TYPE	DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL	TOTAL
1. Deposits from banks	(8,766,819)	X	(348,834)	(9,115,653)	(6,138,326)
2. Deposits from customers	(11,074,795)	X	(686,314)	(11,761,109)	(8,672,033)
3. Debt securities in issue	X	(10,902,281)	(300,915)	(11,203,196)	(10,133,702)
4. Financial liabilities held for trading	(647,509)	(108,868)	(543,787)	(1,300,164)	(1,343,729)
5. Financial liabilities at fair value through profit or loss	-	(34,444)	-	(34,444)	(41,729)
6. Financial liabilities relating to assets sold but not derecognised	(957,189)	-	(5,048)	(962,237)	(636,299)
7. Other liabilities	X	X	(1,049,167)	(1,049,167)	(1,090,829)
8. Hedging derivatives	X	X	(642,669)	(642,669)	0
Total	**(21,446,312)**	**(11,045,593)**	**(3,576,734)**	**(36,068,639)**	**(28,056,647)**

The items "Deposits from banks" "Deposits from customers" include interest expense on repo deposits against own securities (assets sold but not derecognised).

1.4.1 Banking group portion

	2008				2007
ITEMS/TYPE	DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL	TOTAL
1. Deposits from banks	(8,763,063)	X	(348,831)	(9,111,894)	(6,134,357)
2. Deposits from customers	(11,073,809)	X	(666,173)	(11,739,982)	(8,644,931)
3. Debt securities in issue	X	(10,528,898)	(300,915)	(10,829,813)	(9,663,725)
4. Financial liabilities held for trading	(647,509)	(108,868)	(523,084)	(1,279,461)	(1,336,474)
5. Financial liabilities at fair value through profit or loss	-	(34,444)	-	(34,444)	(41,729)
6. Financial liabilities relating to assets sold but not derecognised	(957,189)	-	(5,048)	(962,237)	(636,299)
7. Other liabilities	X	X	(1,028,033)	(1,028,033)	(1,080,603)
8. Hedging derivatives	X	X	(637,654)	(637,654)	-
Total	**(21,441,570)**	**(10,672,210)**	**(3,509,738)**	**(35,623,518)**	**(27,538,118)**

See note to table 1.4 Interest expense and similar charge: breakdown.

Notes to the consolidated accounts (Continued)

Part C) Consolidated Income Statement (Continued)

1.4.2 Insurance companies portion

ITEMS/TYPE	2008 DEPOSITS	2008 SECURITIES	2008 OTHER LIABILITIES	2008 TOTAL	2007 TOTAL
1. Deposits from banks	-	X	-	-	-
2. Deposits from customers	-	X	-	-	(11)
3. Debt securities in issue	X	-	-	-	-
4. Financial liabilities held for trading	-	-	-	-	-
5. Financial liabilities at fair value through profit or loss	-	-	-	-	-
6. Financial liabilities relating to assets sold but not derecognised	-	-	-	-	-
7. Other liabilities	X	X	(1)	(1)	-
8. Hedging derivatives	X	X	-	-	-
Total	**-**	**-**	**(1)**	**(1)**	**(11)**

See note to table 1.4 Interest expense and similar charge: breakdown.

1.4.3 Other companies portion

ITEMS/TYPE	2008 DEPOSITS	2008 SECURITIES	2008 OTHER LIABILITIES	2008 TOTAL	2007 TOTAL
1. Deposits from banks	(3,756)	X	(3)	(3,759)	(3,969)
2. Deposits from customers	(986)	X	(20,141)	(21,127)	(27,091)
3. Debt securities in issue	X	(373,383)	-	(373,383)	(469,977)
4. Financial liabilities held for trading	-	-	(20,703)	(20,703)	(7,255)
5. Financial liabilities at fair value through profit or loss	-	-	-	-	-
6. Financial liabilities relating to assets sold but not derecognised	-	-	-	-	-
7. Other liabilities	X	X	(21,133)	(21,133)	(10,226)
8. Hedging derivatives	X	X	(5,015)	(5,015)	-
Total	**(4,742)**	**(373,383)**	**(66,995)**	**(445,120)**	**(518,518)**

See note to table 1.4 Interest expense and similar charge: breakdown.

1.6.1 Interest expense on liabilities denominated in currency

INTEREST EXPENSE ON:	2008	2007
a) Liabilities denominated in currency	(9,419,892)	(8,578,987)

1.6.2 and 1.6.3 Interest expense on other transactions

INTEREST EXPENSES ON:	2008	2007
a) Financial leasing transactions: contingent rents recognised as expense in the period	(1,020)	(860)
b) Deposits received in administration	(81,352)	(102,089)
Total	**(82,372)**	**(102,949)**

Section 2 - Fee and commission income - Items 40 and 50

Item 40 Fee and commission income for 2007 includes Capitalia Group in Q4; in 2008 Capitalia is included for the whole year. Please see the Report on Operations for a like-with-like comparison.

2.1 Fee and commission income: breakdown

TYPE OF SERVICE/SECTORS	2008	2007
a) guarantees given	**535,734**	**460,787**
b) credit derivatives	**9,827**	**16,970**
c) management, brokerage and consultancy services:	**5,446,502**	**5,989,318**
1. securities trading	505,064	579,198
2. currency trading	483,485	409,686
3. segregated accounts	2,096,424	2,557,609
3.1 individual	*384,587*	*443,383*
3.2. collective	*1,711,837*	*2,114,226*
4. custody and administration of securities	330,059	313,756
5. custodian bank	57,884	67,736
6. placement of securities	904,951	802,862
7. client instructions	140,457	157,179
8. advisory	78,621	88,888
9. distribution of third party services	849,557	1,012,404
9.1. Segregated accounts	*39,508*	*119,783*
9.1.1. individual	*29,488*	*41,502*
9.1.2. collective	*10,020*	*78,281*
9.2. insurance products	*614,717*	*656,774*
9.3. Other products	*195,332*	*235,847*
d) collection and payment services	**2,000,845**	**1,800,527**
e) securitization servicing	**45,081**	**128,680**
f) factoring	**95,136**	**70,763**
g) tax collection services	**-**	**-**
h) other services	**2,991,780**	**2,886,662**
Total	11,124,905	11,353,707

Notes to the consolidated accounts (Continued)

Part C) Consolidated Income Statement (Continued)

2.1.1 Banking group portion

TYPE OF SERVICE/SECTORS	2008	2007
a) guarantees given	535,734	460,787
b) credit derivatives	9,827	16,970
c) management, brokerage and consultancy services:	5,400,368	5,754,059
1. securities trading	502,101	576,334
2. currency trading	483,485	409,686
3. segregated accounts	2,096,424	2,557,609
3.1 individual	*384,587*	*443,383*
3.2. collective	*1,711,837*	*2,114,226*
4. custody and administration of securities	330,059	313,756
5. custodian bank	57,884	67,736
6. placement of securities	904,951	802,862
7. client instructions	140,457	157,179
8. advisory	78,621	88,888
9. distribution of third party services	806,386	780,009
9.1. Segregated accounts	*39,508*	*119,783*
9.1.1. individual	*29,488*	*41,502*
9.1.2. collective	*10,020*	*78,281*
9.2. insurance products	*593,595*	*445,700*
9.3. Other products	*173,283*	*214,526*
d) collection and payment services	2,000,845	1,800,527
e) securitization servicing	45,081	128,680
f) factoring	95,136	70,763
g) tax collection services	-	-
h) other services	2,891,318	2,805,564
Total	10,978,309	11,037,350

2.1.2 Insurance companies portion

TYPE OF SERVICE/SECTORS	2008	2007
a) guarantees given	-	-
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	3,579	7,011
1. securities trading	-	-
2. currency trading	-	-
3. segregated accounts	-	-
3.1 individual	-	-
3.2. collective	-	-
4. custody and administration of securities	-	-
5. custodian bank	-	-
6. placement of securities	-	-
7. client instructions	-	-
8. advisory	-	-
9. distribution of third party services	3,579	7,011
9.1. Segregated accounts	-	-
9.1.1. individual	-	-
9.1.2. collective	-	-
9.2. insurance products	*3,579*	*7,011*
9.3. Other products	-	-
d) collection and payment services	-	-
e) securitization servicing	-	-
f) factoring	-	-
g) tax collection services	-	-
h) other services	9,915	9,230
Total	13,494	16,241

Notes to the consolidated accounts (Continued)

Part C) Consolidated Income Statement (Continued)

2.1.3 Other companies portion

TYPE OF SERVICE/SECTORS	2008	2007
a) guarantees given	-	-
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	42,555	228,248
1. securities trading	2,963	2,864
2. currency trading	-	-
3. segregated accounts	-	-
3.1 individual	-	-
3.2. collective	-	-
4. custody and administration of securities	-	-
5. custodian bank	-	-
6. placement of securities	-	-
7. client instructions	-	-
8. advisory	-	-
9. distribution of third party services	39,592	225,384
9.1. Segregated accounts	-	-
9.1.1. individual	-	-
9.1.2. collective	-	-
9.2. insurance products	*17,543*	*204,063*
9.3. Other products	*22,049*	*21,321*
d) collection and payment services	-	-
e) securitization servicing	-	-
f) factoring	-	-
g) tax collection services	-	-
h) other services	90,547	71,868
Total	133,102	300,116

2.2 Fee and commission income by distribution channel

CHANNELS/SECTORS	2008	2007
a) through Group bank branches	**1,420,705**	**1,355,980**
1. segregated accounts	197,762	293,463
2. placement of securities	597,962	422,476
3. others' products and services	624,981	640,041
b) off-site	**2,234,780**	**2,757,650**
1. segregated accounts	1,898,662	2,264,146
2. placement of securities	260,412	317,810
3. others' products and services	75,706	175,694
c) other distribution channels	**195,447**	**259,245**
1. segregated accounts	-	-
2. placement of securities	46,577	62,576
3. others' products and services	148,870	196,669
Total	3,850,932	4,372,875

2.3 Fee and commission expense: breakdown

TYPE OF SERVICES/SECTORS	2008	2007
a) guarantees received	**(137,732)**	**(108,162)**
b) credit derivatives	**(44,309)**	**(25,497)**
c) management, brokerage and consultancy services:	**(1,035,116)**	**(931,509)**
1. securities trading	(139,063)	(145,684)
2. currency trading	(19,150)	(16,101)
3. segregated accounts	(98,979)	(112,526)
3.1. own portfolio	*(20,750)*	*(40,602)*
3.2. others' portfolios	*(78,229)*	*(71,924)*
4. custody and administration of securities	(289,358)	(152,564)
5. placement of securities	(222,653)	(204,592)
6. off-site distribution of securities, products and services	(265,913)	(300,042)
d) collection and payment services	**(458,818)**	**(419,852)**
e) other services	**(356,226)**	**(438,845)**
Total	(2,032,201)	(1,923,865)

Notes to the consolidated accounts (CONTINUED)

Part C) Consolidated Income Statement (CONTINUED)

2.3.1 Banking group portion

TYPE OF SERVICES/SECTORS	2008	2007
a) guarantees received	(137,698)	(107,930)
b) credit derivatives	(44,309)	(25,497)
c) management, brokerage and consultancy services:	(1,028,188)	(923,047)
1. securities trading	(139,063)	(145,684)
2. currency trading	(19,150)	(16,101)
3. segregated accounts	(98,979)	(112,526)
3.1. own portfolio	*(20,750)*	*(40,602)*
3.2. others' portfolios	*(78,229)*	*(71,924)*
4. custody and administration of securities	(289,357)	(152,564)
5. placement of securities	(222,653)	(204,592)
6. off-site distribution of securities, products and services	(258,986)	(291,580)
d) collection and payment services	(458,677)	(419,737)
e) other services	(348,089)	(414,380)
Total	(2,016,961)	(1,890,591)

2.3.2 Insurance companies portion

TYPE OF SERVICES/SECTORS	2008	2007
a) guarantees received	-	-
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	-	-
1. securities trading	-	-
2. currency trading	-	-
3. segregated accounts	-	-
3.1. own portfolio	-	-
3.2. others' portfolios	-	-
4. custody and administration of securities	-	-
5. placement of securities	-	-
6. off-site distribution of securities, products and services	-	-
d) collection and payment services	-	-
e) other services	(6,730)	(14,856)
Total	(6,730)	(14,856)

2.3.3 Other companies portion

TYPE OF SERVICES/SECTORS	2008	2007
a) guarantees received	**(34)**	**(232)**
b) credit derivatives	**-**	**-**
c) management, brokerage and consultancy services:	**(6,928)**	**(8,462)**
1. securities trading	-	-
2. currency trading	-	-
3. segregated accounts	-	-
3.1. own portfolio	-	-
3.2. others' portfolios	-	-
4. custody and administration of securities	(1)	-
5. placement of securities	-	-
6. off-site distribution of securities, products and services	(6,927)	(8,462)
d) collection and payment services	**(141)**	**(115)**
e) other services	**(1,407)**	**(9,609)**
Total	**(8,510)**	**(18,418)**

Section 3 - Dividend income and similar revenue - Item 70

Line B. Available for sale financial assets (column "Total dividends", €721.393) includes €415 million of rights to a share of the profits of B&C Holding GmbH.

3.1 Dividend income and similar revenue: breakdown

	2008								2007	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
ITEMS/REVENUES	DIVIDENDS	INCOME FROM UNITS IN INVESTMENTS FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENTS FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENTS FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENTS FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENTS FUNDS
A. Financial assets held for trading	709,599	42,499	-	-	-	-	709,599	42,499	345,491	36,983
B. Available for financial assets	695,523	110,384	-	-	25,870	31	721,393	110,415	351,631	242,675
C. Financial assets at fair value thought profit or loss	122	10,637	-	-	11	-	133	10,637	187	10,190
D. Investments	71,264	X	-	X	-	X	71,264	X	68,412	X
Total	**1,476,508**	**163,520**	**-**	**-**	**25,881**	**31**	**1,502,389**	**163,551**	**765,721**	**289,848**

Notes to the consolidated accounts (CONTINUED)

Part C) Consolidated Income Statement (CONTINUED)

Section 4 - Gains and losses on financial assets and liabilities held for trading - Item 80

The change in Net trading income was mainly due to the performance of the MIB Division, which was penalized in almost all business segments and particularly in its Markets area. Please see the report on the MIB Division in the Report on Operations for details.

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown

	2008				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**1,536,553**	**10,824,825**	**(2,312,659)**	**(21,020,383)**	**(10,971,664)**
1.1 Debt securities	452,701	3,385,909	(1,042,653)	(9,919,398)	(7,123,441)
1.2 Equity instruments	961,395	5,697,910	(922,975)	(8,590,424)	(2,854,094)
1.3 Units in investment funds	5,218	704,765	(82,483)	(1,754,086)	(1,126,586)
1.4 Loans	-	94,979	-	(21,529)	73,450
1.5 Other	117,239	941,262	(264,548)	(734,946)	59,007
2. Financial liabilities held for trading	**5,874**	**10,354,918**	**(50,237)**	**(2,151,497)**	**8,159,058**
2.1 Debt securities	1,789	7,774,551	(31,934)	(828,466)	6,915,940
2.2 Deposits	-	335	(944)	(876)	(1,485)
2.3 Other	4,085	2,580,032	(17,359)	(1,322,155)	1,244,603
3. Other financial assets and liabilities: exchange differences	X	X	X	X	**624,698**
4. Derivatives	**146,174,744**	**100,929,973**	**(145,656,286)**	**(100,895,722)**	**(334,234)**
4.1 Financial derivatives:	127,871,766	93,798,617	(128,095,222)	(93,850,176)	(1,161,958)
- on debt securities and interest rates	*107,483,952*	*75,166,646*	*(107,422,278)*	*(74,272,561)*	*955,759*
- on equity securities and share indices	*19,959,793*	*17,739,362*	*(20,571,300)*	*(18,538,103)*	*(1,410,248)*
- on currency and gold	*X*	*X*	*X*	*X*	*(886,943)*
- other	*428,021*	*892,609*	*(101,644)*	*(1,039,512)*	*179,474*
4.2 Credit derivatives	18,302,978	7,131,356	(17,561,064)	(7,045,546)	827,724
Total	**147,717,171**	**122,109,716**	**(148,019,182)**	**(124,067,602)**	**(2,522,142)**

4.1.1 Banking group portion

TRANSACTIONS/P&L ITEMS	2008				
	CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**1,536,304**	**10,821,859**	**(2,312,659)**	**(21,019,241)**	**(10,973,737)**
1.1 Debt securities	452,701	3,383,256	(1,042,653)	(9,918,256)	(7,124,952)
1.2 Equity instruments	961,395	5,697,910	(922,975)	(8,590,424)	(2,854,094)
1.3 Units in investment funds	5,206	704,490	(82,483)	(1,754,086)	(1,126,873)
1.4 Loans	-	94,979	-	(21,529)	73,450
1.5 Other	117,002	941,224	(264,548)	(734,946)	58,732
2. Financial liabilities held for trading	**5,874**	**10,354,918**	**(44,702)**	**(2,151,497)**	**8,164,593**
2.1 Debt securities	1,789	7,774,551	(31,934)	(828,466)	6,915,940
2.2 Deposits	-	335	(944)	(876)	(1,485)
2.3 Other	4,085	2,580,032	(11,824)	(1,322,155)	1,250,138
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**624,674**
4. Derivatives	**146,174,744**	**100,929,676**	**(145,652,580)**	**(100,895,434)**	**(314,601)**
4.1 Financial derivatives:	127,871,766	93,798,320	(128,091,516)	(93,849,888)	(1,142,325)
- on debt securities and interest rates	*107,483,952*	*75,166,646*	*(107,418,572)*	*(74,272,561)*	*959,465*
- on equity securities and share indices	*19,959,793*	*17,739,362*	*(20,571,300)*	*(18,538,103)*	*(1,410,248)*
- on currency and gold	*X*	*X*	*X*	*X*	*(871,007)*
- other	*428,021*	*892,312*	*(101,644)*	*(1,039,224)*	*179,465*
4.2 Credit derivatives	18,302,978	7,131,356	(17,561,064)	(7,045,546)	827,724
Total	**147,716,922**	**122,106,453**	**(148,009,941)**	**(124,066,172)**	**(2,499,071)**

4.1.2 Insurance companies portion

TRANSACTIONS/P&L ITEMS	2008				
	CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**-**	**2.653**	**-**	**(1.142)**	**1.511**
1.1 Debt securities	-	2.653	-	(1.142)	1.511
1.2 Equity instruments	-	-	-	-	-
1.3 Units in investment funds	-	-	-	-	-
1.4 Loans	-	-	-	-	-
1.5 Other	-	-	-	-	-
2. Financial liabilities held for trading	**-**	**-**	**-**	**-**	**-**
2.1 Debt securities	-	-	-	-	-
2.2 Deposits	-	-	-	-	-
2.3 Other	-	-	-	-	-
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**-**
4. Derivatives	**-**	**-**	**-**	**-**	**-**
4.1 Financial derivatives:	-	-	-	-	-
- on debt securities and interest rates	-	-	-	-	-
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total	**-**	**2.653**	**-**	**(1.142)**	**1.511**

Notes to the consolidated accounts (CONTINUED)

Part C) Consolidated Income Statement (CONTINUED)

4.1.3 Other Companies portion

	2008				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**249**	**313**	**-**	**-**	**562**
1.1 Debt securities	-	-	-	-	-
1.2 Equity instruments	-	-	-	-	-
1.3 Units in investment funds	12	275	-	-	287
1.4 Loans	-	-	-	-	-
1.5 Other	237	38	-	-	275
2. Financial liabilities held for trading	**-**	**-**	**(5,535)**	**-**	**(5,535)**
2.1 Debt securities	-	-	-	-	-
2.2 Deposits	-	-	-	-	-
2.3 Other	-	-	(5,535)	-	(5,535)
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**24**
4. Derivatives	**-**	**297**	**(3,706)**	**(288)**	**(19,633)**
4.1 Financial derivatives:	-	297	(3,706)	(288)	(19,633)
- on debt securities and interest rates	-	-	*(3,706)*	-	*(3,706)*
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	*X*	*X*	*X*	*X*	*(15,936)*
- other	-	*297*	-	*(288)*	*9*
4.2 Credit derivatives	-	-	-	-	-
Total	**249**	**610**	**(9,241)**	**(288)**	**(24,582)**

Section 5 - Fair value adjustments in hedge accounting - Item 90

5.1 Fair value adjustments in hedge accounting: breakdown

PROFIT COMPONENTS/VALUES	2008	2007
A. Gains on:		
A.1 Fair value hedging instruments	4,534,386	770,754
A.2 Hedged asset items (fair value)	1,839,300	102,741
A.3 Hedged liability items (fair value)	500,896	819,903
A.4 Cash-flow hedges	3,156	516
A.5 Assets and liabilities denominated in currency	1,227	318
Total gains on hedging activities (A)	**6,878,965**	**1,694,232**
B. Losses on:	-	
B.1 Fair value hedging instruments	(3,517,899)	(1,212,981)
B.2 Hedged asset items (fair value)	(537,616)	(333,128)
B.3 Hedged liability items (fair value)	(2,799,193)	(123,231)
B.4 Cash-flow hedges	(4,034)	(3,055)
B.5 Assets and liabilities denominated in currency	(3,538)	(83)
Total losses on hedging activities (B)	**(6,862,280)**	**(1,672,478)**
C. Net hedging result (A - B)	**16,685**	**21,754**

The amounts given in the table refer exclusively to the banking group.

Part C) Consolidated Income Statement (CONTINUED)

Section 6 - Gains (losses) on disposals/repurchases - Item 100

Gains on disposals of available-for-sale assets include a net gain on disposals of shares of €372,194, of which the main components are: Atlantia €155.851, Attijariwafa Bank €83.237, Mastercard €42.310, Speed SpA €19.450, Visa €20.313 and Euroclear €19.434.

6.1 Gains and losses on disposals/repurchases: breakdown

	2008									2007		
	BANKING GROUP			OTHER COMPANIES			TOTAL			TOTAL		
ITEMS/P&L ITEMS	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT
Financial assets												
1. Loans and receivables with banks	2,626	(198)	2,428	-	-	-	2,626	(198)	2,428	16	(452)	(436)
2. Loans and receivables with customers	38,130	(47,295)	(9,165)	-	-	-	38,130	(47,295)	(9,165)	24,547	(10,457)	14,090
3. Available-for-sale financial assets	611,163	(441,573)	169,590	13	-	13	611,176	(441,573)	169,603	1,451,808	(177,000)	1,274,808
3.1 Debt securities	*58,106*	*(120,742)*	*(62,636)*	*13*	*-*	*13*	*58,119*	*(120,742)*	*(62,623)*	*98,485*	*(69,951)*	*28,534*
3.2 Equity instruments	*532,034*	*(296,727)*	*235,307*	*-*	*-*	*-*	*532,034*	*(296,727)*	*235,307*	*1,321,571*	*(103,466)*	*1,218,105*
3.3 Units in investment funds	*21,023*	*(23,993)*	*(2,970)*	*-*	*-*	*-*	*21,023*	*(23,993)*	*(2,970)*	*15,490*	*(3,563)*	*11,927*
3.4 Loans	*-*	*(111)*	*(111)*	*-*	*-*	*-*	*-*	*(111)*	*(111)*	*16,262*	*(20)*	*16,242*
4. Held-to-maturity investments	610	(846)	(236)	-	-	-	610	(846)	(236)	1,163	(516)	647
Total assets	**652,529**	**(489,912)**	**162,617**	**13**	**-**	**13**	**652,542**	**(489,912)**	**162,630**	**1,477,534**	**(188,425)**	**1,289,109**
Financial liabilities												
1. Deposits with banks	-	-	-	-	-	-	-	-	-	33	-	33
2. Deposits with customers	55,669	(12)	55,657	-	-	-	55,669	(12)	55,657	-	-	-
3. Debt securities in issue	19,833	(39,985)	(20,152)	-	-	-	19,833	(39,985)	(20,152)	19,034	(22,197)	(3,163)
Total liabilities	**75,502**	**(39,997)**	**35,505**	**-**	**-**	**-**	**75,502**	**(39,997)**	**35,505**	**19,067**	**(22,197)**	**(3,130)**

There are no amounts referred to Insurance Companies Portion.

Section 7 - Gains and losses on financial assets/liabilities at fair value through profit or loss - Item 110

7.1 Net change in financial assets and liabilities at fair value through profit or loss: breakdown

	2008				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	GAINS ON TRASFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRASFER (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets	**78,430**	**698,717**	**(314,639)**	**(131,296)**	**331,212**
1.1 Debt securities	68,088	453,764	(196,008)	(119,084)	206,760
1.2 Equity securities	456	275	(771)	(70)	(110)
1.3 Units in investment funds	8,217	78,302	(116,705)	(10,625)	(40,811)
1.4 Loans	1,669	166,376	(1,155)	(1,517)	165,373
2. Financial liabilities	**233,647**	**24,365**	**(49,002)**	**(34,422)**	**174,588**
2.1 Debt securities	233,647	24,365	(48,122)	(34,422)	175,468
2.2 Deposits from banks	-	-	(880)	-	(880)
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**5,004**
4. Financial derivatives	**278,923**	**74,050**	**(1,131,326)**	**(82,408)**	**(860,761)**
4.1 Derivatives	262,680	74,050	(1,100,452)	(82,408)	(846,130)
- on debt securities and interest rates	*259,780*	*74,050*	*(1,100,452)*	*(82,392)*	*(849,014)*
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	*2,900*	-	-	*(16)*	*2,884*
4.2 Credit derivatives	16,243	-	(30,874)	-	(14,631)
Total	**591,000**	**797,132**	**(1,494,967)**	**(248,126)**	**(349,957)**

The contribution relating to Derivatives refers to the valuation effect in respect of contracts that for economic purposes are associated with financial assets or liabilities at fair value through profit and loss (Items 30 Assets and 50 Liabilities) formerly disclosed under held-for-trading assets or liabilities ("Financial derivatives: Fair value hedges").

Notes to the consolidated accounts (Continued)

Part C) Consolidated Income Statement (Continued)

7.1.1 Banking group portion

TRANSACTIONS/P&L ITEMS	2008 CAPITAL GAINS (A)	GAINS ON TRASFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRASFER (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets	**78,301**	**698,716**	**(276,259)**	**(131,296)**	**369,462**
1.1 Debt securities	68,088	453,764	(157,628)	(119,084)	245,140
1.2 Equity securities	416	274	(771)	(70)	(151)
1.3 Units in investment funds	8,128	78,302	(116,705)	(10,625)	(40,900)
1.4 Loans	1,669	166,376	(1,155)	(1,517)	165,373
2. Financial liabilities	**233,647**	**24,365**	**(49,002)**	**(34,422)**	**174,588**
2.1 Debt securities	233,647	24,365	(48,122)	(34,422)	175,468
2.2 Deposits from banks	-	-	(880)	-	(880)
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**5,004**
4. Financial derivatives	**278,923**	**74,050**	**(1,131,326)**	**(82,408)**	**(860,761)**
4.1 Derivatives	262,680	74,050	(1,100,452)	(82,408)	(846,130)
- on debt securities and interest rates	*259,780*	*74,050*	*(1,100,452)*	*(82,392)*	*(849,014)*
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	*2,900*	-	-	*(16)*	*2,884*
4.2 Credit derivatives	16,243	-	(30,874)	-	(14,631)
Total	590,871	797,131	(1,456,587)	(248,126)	(311,707)

7.1.2 Insurance Companies portion

No loans and receivables with customers are included in Insurance Companies Portion.

7.1.3 Other companies portion

TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	GAINS ON TRASFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRASFER (D)	NET PROFIT (A+B)-(C+D)
	2008				
1. Financial assets	**129**	**1**	**(38,380)**	**-**	**(38,250)**
1.1 Debt securities	-	-	(38,380)	-	(38,380)
1.2 Equity securities	40	1	-	-	41
1.3 Units in investment funds	89	-	-	-	89
1.4 Loans	-	-	-	-	-
2. Financial liabilities	**-**	**-**	**-**	**-**	**-**
2.1 Debt securities	-	-	-	-	-
2.2 Deposits from banks	-	-	-	-	-
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**-**
4. Financial derivatives	**-**	**-**	**-**	**-**	**-**
4.1 Derivatives	-	-	-	-	-
- on debt securities and interest rates	-	-	-	-	-
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total	**129**	**1**	**(38,380)**	**-**	**(38,250)**

Notes to the consolidated accounts (CONTINUED)

Part C) Consolidated Income Statement (CONTINUED)

Section 8 - Impairment losses - Item 130

The changed situation of the real economy impacted both trading income and credit risk, producing a 68.3% rise in net write-downs of loans and receivables from €2.140.868 at end 2007 to €3.581.953 at end 2008.

8.1 Impairment losses on loans: breakdown

	2008								2007
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Loans and receivables with banks	(113)	(274,854)	(4,301)	-	2,044	-	8,025	(269,199)	5,818
B. Loans and receivables with customers	(1,164,644)	(4,494,754)	(693,988)	99,918	2,309,177	146	631,391	(3,312,754)	(2,146,686)
C. Total	**(1,164,757)**	**(4,769,608)**	**(698,289)**	**99,918**	**2,311,221**	**146**	**639,416**	**(3,581,953)**	**(2,140,868)**

The "Write-backs – interest" columns disclose any increases in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

8.1.1 Banking group portion

	2008								2007
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Loans and receivables with banks	(113)	(274,854)	(4,301)	-	2,044	-	8,025	(269,199)	5,818
B. Loans and receivables with customers	(1,164,644)	(4,494,754)	(693,988)	99,918	2,309,177	146	631,391	(3,312,754)	(2,145,667)
C. Total	**(1,164,757)**	**(4,769,608)**	**(698,289)**	**99,918**	**2,311,221**	**146**	**639,416**	**(3,581,953)**	**(2,139,849)**

The columns "write-backs: interest" show possible increase in expected recoverable amount from interest accruals during the year, based on actual original interest rate used for impairment.

8.1.2 Insurance Companies Portion

There are no impairment losses referred to insurance companies portion.

8.1.3 Other consolidated companies portion

	2008								2007
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Loans and receivables with banks	-	-	-	-	-	-	-	-	-
B. Loans and receivables with customers	-	-	-	-	-	-	-	-	(1,019)
C. Total	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(1,019)**

The "Write-backs - interest" columns disclose any increases in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

The amount of write-downs on B. "Equity instruments" is 751,381. The main components of it are London Stock Exchange (€307,821, of which 93 million in Q4) and - always in Q4 - Babcock and Brown (€124,201), Banc Sabadell (€182.125) e Gemina (€34.056).

8.2 Impairment losses on available for sale financial assets: breakdown

	2008					2007
	WRITE-DOWNS (1)		WRITE-BACKS (2)			
	SPECIFIC		SPECIFIC			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Debt securities	(19,216)	(117,154)	-	11,168	(125,202)	(46,661)
B. Equity instruments	(40,400)	(710,981)	X	X	(751,381)	(19,723)
C. Units in investment funds	(2,823)	(24,966)	X	2	(27,787)	(45,550)
D. Loans to banks	-	-	-	-	-	(1,086)
E. Loans to customers	-	-	-	-	-	-
Total	**(62,439)**	**(853,101)**	**-**	**11,170**	**(904,370)**	**(113,020)**

8.2.1 Banking group portion

	2008					2007
	WRITE-DOWNS (1)		WRITE-BACKS (2)			
	SPECIFIC		SPECIFIC			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Debt securities	(19,216)	(80,942)	-	11,168	(88,990)	(25,455)
B. Equity instruments	(40,400)	(710,981)	X	X	(751,381)	(19,712)
C. Units in investment funds	(2,823)	(24,965)	X	2	(27,786)	(45,550)
D. Loans to banks	-	-	-	-	-	(1,086)
E. Loans to customers	-	-	-	-	-	-
Total	**(62,439)**	**(816,888)**	**-**	**11,170**	**(868,157)**	**(91,803)**

8.2.2 Insurance Companies Portion

There are no impairment losses on held-to-maturity financial assets held by insurance companies.

8.2.2 Insurance companies portion

	2008					2007
	WRITE-DOWNS (1)		WRITE-BACKS (2)			
	SPECIFIC		SPECIFIC			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Debt securities	-	(36,212)	-	-	(36,212)	(21,206)
B. Equity instruments	-	-	X	X	-	(11)
C. Units in investment funds	-	(1)	X	-	(1)	-
D. Loans to banks	-	-	-	-	-	-
E. Loans to customers	-	-	-	-	-	-
Total	**-**	**(36,213)**	**-**	**-**	**(36,213)**	**(21,217)**

Part C) Consolidated Income Statement (Continued)

8.3 Impairment losses on held-to-maturuty investments: breakdown

	2008								2007
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Debt securities	(76,613)	(11)	-	-	11	-	20	(76,593)	(54,383)
B. Loans to banks	-	-	-	-	-	-	-	-	-
C. Loans to customers	-	-	-	-	-	-	-	-	-
D. Total	**(76,613)**	**(11)**	**-**	**-**	**11**	**-**	**20**	**(76,593)**	**(54,383)**

The amounts are totally referred to Banking group portion.

The "Write-backs - interest" columns disclose any increases in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

8.4 Impairment losses on other financial transactions: breakdown

	2008								2007
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL	TOTAL
A. Guarantees given	-	(199,512)	(48,859)	454	100,172	-	51,079	(96,666)	(23,436)
B. Credit derivatives	-	-	-	-	-	-	-	-	-
C. Commitments to disburse funds	-	(3,516)	(4,377)	-	3,740	-	1,698	(2,455)	700
D. Other transactions	(57)	(2,780)	(2,595)	-	853	-	13	(4,566)	1,270
E. Total	**(57)**	**(205,808)**	**(55,831)**	**454**	**104,765**	**-**	**52,790**	**(103,687)**	**(21,466)**

The amounts are totally referred to banking group portion.

The "Write-backs - interest" columns disclose any increases in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

Section 9 - Premiums earned (net) - Item 150

9.1 Premiums earned (net): breakdown

	2008			2007
PREMIUMS COMING FROM INSURANCE BUSINESS	DIRECT BUSINESS	INDIRECT BUSINESS	TOTAL	TOTAL
A. Life business				
A.1 Gross premiums written (+)	22,197	-	22,197	21,427
A.2 Reinsurance premiums paid (-)	(1,657)	-	(1,657)	(1,220)
A.3 Total	**20,540**	**-**	**20,540**	**20,207**
B. Non-life business	-	-	-	-
B.1 Gross premiums written (+)	127,296	-	127,296	136,441
B.2 Reinsurance premiums paid (-)	(33,120)	-	(33,120)	(36,220)
B.3 Change in gross value of premium reserve (+/-)	(5,555)	-	(5,555)	(7,600)
B.4 Change in reserve for unearned premiums ceded to reinsurers (-/+)	2,584	-	2,584	2,093
B.5 Total	**91,205**	**-**	**91,205**	**94,714**
C. Total net premiums	**111,745**	**-**	**111,745**	**114,921**

Section 10 - Other income (net) from insurance activities - Item 160

10.1 Other income (net) from insurance business: breakdown

ITEMS	2008	2007
1. Net change in insurance provisions	(15,139)	9,413
2. Claims paid pertaining to the year	(92,807)	(90,478)
3. Other income and expense (net) from insurance business	21,759	(1,366)
Total	**(86,187)**	**(82,431)**

10.2 Net change in insurance provisions: breakdown

ITEMS	2008	2007
1. Life business		
A. Actuarial provisions	**(15,139)**	**9,417**
A.1 Gross amount for the year	(15,139)	9,417
A.2 (-) Amount attributable to reinsurers	-	-
B. Other insurance provisions	**-**	**-**
B.1 Gross amount for the year	-	-
B.2 (-) Amount attributable to reinsurers	-	-
C. Insurance reserves when investments risk is borne by the insured party	**-**	**-**
C.1 Gross amount for the year	-	-
C.2 (-) Amount attributable to reinsurers	-	-
Total "life business provisions"	**(15,139)**	**9,417**
2. Non-life business	**-**	**(4)**
Change in provisions for non-life business other than claim provisions, net of amounts ceded to reinsurers	-	(4)

10.3 Claims settled during the year: breakdown

CLAIMS EXPENSE	2008	2007
Life business: expense relating to claims, net of reinsurers' portions		
A. Claims paid	(22,811)	(21,310)
A.1 Gross annual amount	*(23,345)*	*(21,563)*
A.2 Amount attributable to reinsurers	*534*	*253*
B. Change in provisions for amounts payable	(870)	(532)
B.1 Gross annual amount	*(1,081)*	*(643)*
B.2 Amount attributable to reinsurers	*211*	*111*
Total life business claims	**(23,681)**	**(21,842)**
Non-life business: expense relating to claims, net of amounts recovered from reinsurers		
C. Claims paid	(67,721)	(67,006)
C.1 Gross annual amount	*(81,851)*	*(85,444)*
C.2 Amount attributable to reinsurers	*14,130*	*18,438*
D. Change in recoveries net of reinsurers' portion	-	-
E. Change in claims reserve	(1,405)	(1,630)
E.1 Gross annual amount	*(2,455)*	*(2,626)*
E.2 Amount attributable to reinsurers	*1,050*	*996*
Total non-life business claims	**(69,126)**	**(68,636)**

Notes to the consolidated accounts (Continued)

Part C) Consolidated Income Statement (Continued)

10.4 Other income and expense from insurance activities: breakdown

	2008		
	OTHER INCOMES	OTHER EXPENSES	TOTAL
10.4.1 Life business	25,509	(1,537)	23,972
10.4.2 Property business	16	(2,229)	(2,213)
Total	25,525	(3,766)	21,759

Section 11 - Administrative costs - Item 180

11.1 Payroll: breakdown

	2008				2007
TYPE OF EXPENSE	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1) Employees	**(9,707,358)**	**(20,397)**	**(68,378)**	**(9,796,133)**	**(8,890,454)**
a) Wages and salaries	(6,950,152)	(14,536)	(57,440)	(7,022,128)	(6,086,298)
b) Social charges	(1,481,636)	(2,329)	(8,269)	(1,492,234)	(1,235,090)
c) Severance pay	(37,208)	-	-	(37,208)	(32,419)
d) Social security costs	(53,363)	-	(189)	(53,552)	(66,212)
e) Allocation to employee severance pay provision	(113,900)	-	(81)	(113,981)	6,895
f) Provision for retirement payments and similar provisions	(310,624)	(45)	(38)	(310,707)	(124,804)
- defined contribution	*(12,188)*	-	*(13)*	*(12,201)*	*(11,824)*
- defined benefit	*(298,436)*	*(45)*	*(25)*	*(298,506)*	*(112,980)*
g) Payments to external pension funds	(409,105)	-	(420)	(409,525)	(280,142)
- defined contribution	*(364,416)*	-	*(420)*	*(364,836)*	*(247,747)*
- defined benefit	*(44,689)*	-	-	*(44,689)*	*(32,395)*
h) Costs related to share-based payments	(11,722)	-	(48)	(11,770)	(65,998)
i) Other employee benefits[1]	(412,373)	(3,487)	(1,893)	(417,753)	(1,061,952)
l) Recovery of compensation	72,725	-	-	72,725	55,566
2) Other staff	**(192,189)**	**-**	**(764)**	**(192,953)**	**(171,072)**
3) Directors[2]	**(34,884)**	**-**	**(1,392)**	**(36,276)**	**(35,421)**
Total	**(9,934,431)**	**(20,397)**	**(70,534)**	**(10,025,362)**	**(9,096,947)**

1. Includes the cost of the staff leaving incentives paid following the business combinations with the HVB and Capitalia Groups in the amount of €107,245 (€887,217 in 2007) reclassified as "integration costs" in the condensed income statement.
2. Item 3 Directors includes compensation paid to Directors and Statutory Auditors of the various companies of the Group.

11.2 Average number of employees by category: Banking Group

STAFF AVERAGE NUMBER	2008	2007
a) Employees	**172,992**	**153,941**
1) Senior managers	2,345	2,046
2) Managers	41,405	35,867
3) Remaining staff	129,242	116,028
b) Other staff	3,152	2,215
Total	**176,144**	**156,156**

11.3 Defined benefit company pension funds: total cost

PENSION AND SIMILAR FUNDS ALLOWANCES - WITH DEFINED BENEFITS	2008	2007
Current service cost	**(83,766)**	**(106,279)**
Interest cost	(351,938)	(284,254)
Expected return on plan assets	125,355	119,837
Net actuarial gain/loss recognized in year	11,681	(3,039)
Past service cost	(3,159)	-
Gains/losses on curtailments and settlements	3,321	160,755
Total	**(298,506)**	**(112,980)**

11.4 Other employee benefits

	2008			
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL
- Seniority premiums	(27,297)	-	(90)	(27,387)
- Leaving incentives	(134,500)	(754)	(282)	(135,536)
- Other	(250,576)	(2,733)	(1,521)	(254,830)
Total	**(412,373)**	**(3,487)**	**(1,893)**	**(417,753)**

Notes to the consolidated accounts (CONTINUED)

Part C) Consolidated Income Statement (CONTINUED)

11.5 Other administrative expenses: breakdown

ITEM	2008	2007
1) Indirect taxes and duties	**(526,895)**	**(347,670)**
1a. Settled	(523,971)	(344,714)
1b. Unsettled	(2,924)	(2,956)
2) Miscellaneous costs and expenses	**(5,531,767)**	**(4,756,652)**
a) advertising marketing and communication	**(495,181)**	**(527,579)**
Advertising - campaigns & media	(213,261)	(247,858)
Advertising - point of sale communication & direct marketing	(49,650)	(51,830)
Advertising - promotional expenses	(60,054)	(68,284)
Advertising - market and communication researches	(26,008)	(19,795)
Sponsorship	(57,178)	(45,222)
Entertainment and other expenses	(59,997)	(68,693)
Convention and internal communications	(29,033)	(25,897)
b) expenses related to credit risk	**(238,891)**	**(131,985)**
Legal expenses to credit recovery	(170,731)	(90,619)
Credit information and inquiries	(46,617)	(37,072)
Credit recovery services	(21,543)	(4,294)
c) expenses related to personnel	**(447,215)**	**(389,701)**
Personnel area services	(12,740)	(2,502)
Personnel training & recruiting	(104,316)	(102,432)
Travel expenses and car rentals	(268,967)	(223,589)
Premises rentals for personnel	(37,858)	(31,365)
Expenses for personnel financial advisors	(23,334)	(29,813)
d) information & communication technology expense	**(1,397,756)**	**(1,198,837)**
Lease of ICT equipment and software	(293,541)	(256,844)
Supply of small IT items	(6,997)	(10,531)
ICT consumables (ICT)	(17,636)	(29,886)
Telephone, swift & data transmission (ICT)	(261,255)	(206,318)
ICT services	(498,337)	(451,791)
Financial information providers	(143,208)	(131,375)
Repair and maintenance of ICT equipment	(176,782)	(112,092)
e) consulting and professionals services	**(411,754)**	**(470,427)**
Technical consulting	(126,343)	(133,226)
Professional services	(109,122)	(176,560)
Management consulting	(59,579)	(62,250)
Legal and notarial expenses	(116,710)	(98,391)
f) real estate expenses:	**(1,306,203)**	**(1,072,713)**
Internal and external surveillance of premises	(93,117)	(81,083)
Real estate services	(9,698)	(6,985)
Cleaning of premises	(89,046)	(73,214)
Repair and maintenance of furniture, machinery, equipment	(72,154)	(56,376)
Maintenance of premises	(128,571)	(97,937)
Premises rentals	(687,142)	(580,067)
Utilities	(226,475)	(177,051)
g) other functioning costs	**(1,234,767)**	**(965,410)**
Insurance	(132,293)	(100,796)
Office equipment rentals	(6,982)	(5,728)
Postage	(195,524)	(165,088)
Printing and stationery	(84,649)	(65,854)
Administrative services	(335,422)	(157,007)
Logistic services	(33,325)	(24,518)
Transport of documents	(79,746)	(60,753)
Supply of small office items	(34,636)	(29,638)
Donations	(17,273)	(13,922)
Association dues and fees	(88,116)	(81,728)
Other expenses - Other	(226,801)	(260,378)
Total (1+2)	**(6,058,662)**	**(5,104,322)**

Section 12 - Provisions - Item 190

12.1 Net provisions for risks and charges: breakdown

ITEMS/COMPONENTS	2008 PROVISIONS	2008 REALLOCATION SURPLUS	2008 TOTAL	2007 TOTAL
1. Other provisions				
1.1 Legal disputes	(351,307)	251,614	(99,693)	(200,147)
1.2 Staff costs	(2,036)	700	(1,336)	18,599
1.3 Other	(475,937)	322,541	(153,396)	(440,613)
Total	**(829,280)**	**574,855**	**(254,425)**	**(622,161)**

Section 13 - Impairments/write backs on property, plant and equipment - Item 200

13.1 Impairment on property, plant and equipment: breakdown

ASSETS/P&L ITEMS	2008 DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B-C)
A. Property, plant and equipment				
A.1 Owned	(810,146)	(13,789)	12,770	(811,165)
- used in the business	(733,971)	(11,074)	10,479	(734,566)
- held for investment	(76,175)	(2,715)	2,291	(76,599)
A.2 Financial leases	(7,402)	(10)	-	(7,412)
- used in the business	(7,402)	(10)	-	(7,412)
- held for investment	-	-	-	-
Total	**(817,548)**	**(13,799)**	**12,770**	**(818,577)**

Please see Part A) Accounting Principles for details of the calculation of impairment losses.

13.1.1 Banking group portion

ASSETS/P&L ITEMS	2008 DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B-C)
A. Property, plant and equipment				
A.1 Owned	(788,153)	(11,693)	10,531	(789,315)
- used in the business	(719,373)	(10,763)	10,479	(719,657)
- held for investment	(68,780)	(930)	52	(69,658)
A.2 Financial leases	(7,304)	(10)	-	(7,314)
- used in the business	(7,304)	(10)	-	(7,314)
- held for investment	-	-	-	-
Total	**(795,457)**	**(11,703)**	**10,531**	**(796,629)**

Part C) Consolidated Income Statement (CONTINUED)

13.1.2 Insurance companies portion

ASSETS/P&L ITEMS	2008 DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B–C)
A. Property, plant and equipment				
A.1 Owned	(784)	-	8	(776)
- used in the business	(752)	-	-	(752)
- held for investment	(32)	-	8	(24)
A.2 Financial leases	-	-	-	-
- used in the business	-	-	-	-
- held for investment	-	-	-	-
Total	(784)	-	8	(776)

13.1.3 Other companies portion

ASSETS/P&L ITEMS	2008 DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B–C)
A. Property, plant and equipment				
A.1 Owned	(21,209)	(2,096)	2,231	(21,074)
- used in the business	(13,846)	(311)	-	(14,157)
- held for investment	(7,363)	(1,785)	2,231	(6,917)
A.2 Financial leases	(98)	-	-	(98)
- used in the business	(98)	-	-	(98)
- held for investment	-	-	-	-
Total	(21,307)	(2,096)	2,231	(21,172)

Section 14 - Impairments/write backs on intangible assets - Item 210

14.1 Impairment on intangible assets: breakdown

ASSETS/P&L ITEMS	2008 AMORTISATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B–C)
A. Intangible assets				
A.1 Owned	(686,994)	(27,263)	577	(713,680)
- generated internally by the company	(92,309)	(194)	-	(92,503)
- other	(594,685)	(27,069)	577	(621,177)
A.2 Finance leases	(874)	-	-	(874)
Total	(687,868)	(27,263)	577	(714,554)

14.1.1 Banking group portion

ASSETS/P&L ITEMS	2008 AMORTISATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B–C)
A. Attività immateriali				
A.1 Di proprietà	(685.498)	(27.263)	577	(712.184)
- Generate internamente dall'azienda	(91.893)	(194)	-	(92.087)
- Altre	(593.605)	(27.069)	577	(620.097)
A.2 Acquisite in leasing finanziario	(874)	-	-	(874)
Totale	(686.372)	(27.263)	577	(713.058)

14.1.2 Insurance companies portion

ASSETS/P&L ITEMS	2008 AMORTISATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B–C)
A. Intangible assets				
A.1 Owned	(200)	-	-	(200)
- generated internally by the company	-	-	-	-
- other	(200)	-	-	(200)
A.2 Finance leases	-	-	-	-
Total	(200)	-	-	(200)

14.1.3 Other companies portion

ASSETS/P&L ITEMS	2008 AMORTISATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B–C)
A. Intangible assets				
A.1 Owned	(1,296)	-	-	(1,296)
- generated internally by the company	(416)	-	-	(416)
- other	(880)	-	-	(880)
A.2 Finance leases	-	-	-	-
Total	(1,296)	-	-	(1,296)

Notes to the consolidated accounts (CONTINUED)

Part C) Consolidated Income Statement (CONTINUED)

Section 15 - Other operating net income - Item 220

15.1 Other operating expense: breakdown

	2008	2007
Costs for operating leases	(651)	(375)
Non-deductible tax and other fiscal charges	(6,771)	(8,986)
Writedowns on improvements of third parties goods	(52,616)	(33,776)
Costs related to the specific service of financial leasing	(88,605)	(65,233)
Other	(453,910)	(383,061)
Total Other operating expense	**(602,553)**	**(491,431)**

15.2 Other operating income: breakdown

	2008	2007
A) Recovery of costs	**556,842**	**359,610**
B) Other gains	**1,040,943**	**1,014,985**
Revenue from administrative services	179,565	125,547
Reclassification of valuation reserve re cash-flow hedging of non-financial assets/liabilities	-	135
Revenues on rentals Real Estate investments (net of operating costs)	178,657	121,403
Revenues from operating leases	156,426	248,125
Recovery of miscellaneous costs paid in previous years	19,947	25,524
Revenues on Financial Leases activities	155,697	109,152
Others	350,651	385,099
Total Operating Revenues (A)+(B)	**1,597,785**	**1,374,595**

Section 16 - Profit (loss) of associates - Item 240

Gains on companies subject to significant influence valued at equity were €193,970 thousand. This amount principally includes Mediobanca (41.081), Oberbank (37.088), CreditRas Vita (29.142), Bank Fur Tirol und Voralberg (23.017), BKS Bank (16.448), Aviva (14.805), Osterreichische Kontroll Bank (10.369).

Gains on disposal of companies subject to significant influence totaled €364,720 thousand, comprising inter alia gains on disposal of Centrale dei Bilanci (93.697), Ganymed Immobilien M.B.H. (56.822), Hypo Stavebni Sporitelna (46.302), Budapesti Ertektozsde (41.221).

Charges relating to companies subject to significant influence include write-downs of associates valued at equity amounting to €96,607k, mainly attributable to CNP UniCredit Vita (€60,140k), and Ca Immobilien Anlagen (€5,847k).

Impairment losses of companies subject to significant influence totaled €29,122k. This amount principally includes UniCredit Factoring S.r.o. (10.022), HVB Banca Pentru Locuinte (7.587), and Weilburg Grundstück M.B.H. (4.000).

16.1 Profit (Loss) of associates: breakdown

	2008				2007
P&L ITEMS/SECTORS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1) Jointly owned companies - Equity					
A. Income	**-**	**-**	**-**	**-**	**-**
1. Revaluations	-	-	-	-	-
2. Gains on disposal	-	-	-	-	-
3. Writebacks	-	-	-	-	-
4. Other positive changes	-	-	-	-	-
B. Expense	**-**	**-**	**-**	**-**	**-**
1. Writedowns	-	-	-	-	-
2. Impairment losses	-	-	-	-	-
3. Losses on disposal	-	-	-	-	-
4. Other negative changes	-	-	-	-	-
Net profit	**-**	**-**	**-**	**-**	**-**
2) Companies subject to significant influence					
A. Income	**553,953**	**-**	**4,737**	**558,690**	**250,262**
1. Revaluations	193,970	-	-	193,970	206,484
2. Gains on disposal	359,983	-	4,737	364,720	41,142
3. Writebacks	-	-	-	-	2,636
4. Other positive changes	-	-	-	-	-
B. Expense	**(142,778)**	**-**	**-**	**(142,778)**	**(27,169)**
1. Writedowns	(96,607)	-	-	(96,607)	(3,307)
2. Impairment losses	(29,122)	-	-	(29,122)	(14,979)
3. Losses on disposal	(17,049)	-	-	(17,049)	(8,883)
4. Other negative changes	-	-	-	-	-
Net profit	**411,175**	**-**	**4,737**	**415,912**	**223,093**
Total	**411,175**	**-**	**4,737**	**415,912**	**223,093**

Notes to the consolidated accounts (CONTINUED)

Part C) Consolidated Income Statement (CONTINUED)

Section 17 - Gains and losses on tangible and intangible assets measured at fair value - Item 250

17.1 Net gains (losses) on property, plant and equipment and intangible assets measured at fair value: breakdown

	2008				
			EXCHANGE DIFFERENCES		
ASSETS/COMPONENTS	REVALUATIONS (A)	WRITEDOWNS (B)	POSITIVE (C)	NEGATIVE (D)	NET PROFIT (A-B+C-D)
A. Property, plant and equipment	**26,846**	**(111,148)**	**-**	**-**	**(84,302)**
A.1 owned:	26,846	(111,148)	-	-	(84,302)
- for operational use	-	-	-	-	-
- held-for-investment	26,846	(111,148)	-	-	(84,302)
A.2 Finance leases:	-	-	-	-	-
- for operational use	-	-	-	-	-
- held-for-investment	-	-	-	-	-
B. Intangible assets	**-**	**-**	**-**	**-**	**-**
B.1 owned:	-	-	-	-	-
B.1.1 generated internally by the company	-	-	-	-	-
B.1.2 other	-	-	-	-	-
B.2 Finance leases	-	-	-	-	-
Total	**26,846**	**(111,148)**	**-**	**-**	**(84,302)**

The amounts are totally referred to other companies portion.

Section 18 - Impairment of goodwill - Item 260

2008 impairment of goodwill refers to JSC ATF Bank (€417 million) and to J.S.C. Ukrsotsbank (€333 million), while 2007 impairment refers to HVB losses carried forward of €143 million, reclassified under item *Income tax for the period of the condensed accounts.*

Please see Part A Accounting principles for a description of the calculation of goodwill impairment.

Please see Part G Business Combinations for a description of goodwill impairment testing procedures.

18.1 Impairment of goodwil

COMPONENTS	2008	2007
Impairment of goodwil	(750,000)	(144,271)

Notes to the consolidated accounts (CONTINUED)

Part C) Consolidated Income Statement (CONTINUED)

Section 19 - Gains (losses) on disposals of investments - Item 270

Gains on disposal of **A. Property** were produced by UniCredit Real Estate (€362.8 million). B. Other assets refers to the sale of branches as instructed by the Italian competition and market authority (AGCM), on which there was a capital gain of €304 million, and the sale of no longer strategic equity interests and assets: Bank BPH SA (€107.4 million) and FIMIT - Fondi immobiliari italiani SGR SpA (€25.2 million).

19.1 Gains and losses on disposal of investments: breakdown

	2008				2007
P&L ITEMS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Property					
- Gains on disposal	385,259	3,146	16,658	405,063	60,047
- Losses on disposal	(3,530)	-	-	(3,530)	(2,470)
B. Other assets					
- Gains on disposal	500,611	-	14	500,625	497,476
- Losses on disposal	(116,777)	(2)	(100)	(116,879)	(24,708)
Total	**765,563**	**3,144**	**16,572**	**785,279**	**530,345**

Section 20 - Tax expense (income) related to profit or loss from continuing operations - Item 290

2008 tax differs from last year's published figure due to completion of Purchase Price Allocation.

2008 tax was affected by application of § 15 (10) DL 185/08 - Law 2/09, which made it possible to recognise 2008 goodwill of Italian subsidiaries for tax purposes by paying a one-off tax replacing IRES (corporation tax) and IRAP (regional tax on productive activity) of 16% of the difference between the accounting value of goodwill and its taxable value. Taxed goodwill thus may be amortized for tax (i.e. non-accounting) purposes over nine years starting from the year following the year of payment.

This tax will be paid in 2009 and deductions from taxable income will begin as from 2010.

IAS 12 allows taxable amortization of goodwill as a deductible temporary difference and accordingly recognition of deferred tax assets equal to the expected tax benefit, provided that there is an expectation of recoverability. To this end it was established, that it was reasonable to expect in the present situation that tax consolidated Group subsidiaries would produce sufficient taxable income to use the deductible amounts arising out of the taxation of goodwill.

Total taxable goodwill in the Group was €8,771 million (of which €8,651m pertaining to UniCredit S.p.A.). The December 31, 2008 Accounts disclose tax for the year of €1,403 million (of which €1,384m pertaining to UniCredit S.p.A.) and deferred tax assets of €2,417 million (of which €2,379 pertaining to UniCredit S.p.A.).

As well as UniCredit S.p.A., the following entities opted to pay this tax on goodwill: UniCredit Corporate Banking, Fineco Bank, UniCredit Private Banking and Pioneer Investment Sgr.

The net effect for the Group was a €1,014 million tax saving. Since the amount pertaining to UniCredit S.p.A. is the largest and since it pays no IRAP, almost all the deferred tax relates to IRES.

20.1 Income tax related to profit or loss from continuing operations: breakdown

	2008				2007
P&L ITEMS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Current tax (-)	(3,289,836)	(3,510)	(8,756)	(3,302,102)	(2,247,026)
2. Adjustment to current tax of prior years (+/-)	185,949	142	(198)	185,893	116,897
3. Reduction of current tax for the year (+)	48,835	-	782	49,617	5,301
4. Changes to deferred tax assets (+/-)	2,717,197	(120)	2,633	2,719,710	(1,941,681)
5. Changes to deferred tax liabilities (+/-)	(123,933)	(88)	5,469	(118,552)	1,477,875
Tax expense for the year (-) (-1+/-2+3+/-4+/-5)	**(461,788)**	**(3,576)**	**(70)**	**(465,434)**	**(2,588,634)**

Notes to the consolidated accounts (Continued)

Part C) Consolidated Income Statement (Continued)

20.2 Reconciliation of theoretical tax charge to actual tax charge

	2008
TOTAL PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS (item 280)	4,994,736
Theoretical tax rate	27.5%
Theoretical computed taxes on income	**(1,373,552)**
1. Different tax rates (input only at consolidated level)	284,878
2. Non-taxable income: permanent differences	676,603
3. Non-deductible expenses: permanent differences	(595,278)
4. Different fiscal laws/IRAP	(377,753)
a) IRAP (italian companies)	*(278,404)*
b) other taxes (foreign companies)	*(99,349)*
5. Prior years and changes in tax rates	241,155
a) effects on current taxes	*222,866*
- tax loss carryforward/unused tax credit	*49,617*
- other effects of previous periods	*173,249*
b) effects on deferred taxes	*18,289*
- changes in tax rates	*17,527*
- new taxes incurred (+) previous taxes revocation (-)	*2,254*
- true-ups/adjustements of the calculated deferred taxes	*(1,492)*
6. Valuation adjustments and non-recognition of deferred taxes	1,919,069
- deferred tax assets write-down	*(89,876)*
- deferred tax assets recognition	*2,495,538*
- deferred tax assets non recognition	*(320,839)*
- deferred taxes non-recognition according to IAS 12.39 and 12.44	*(265,116)*
- other	*99,362*
7. Amortization of goodwill	1,979
8. Non-taxable foreign income	587,813
9. Other differences	(1,830,348)
Recognized taxes on income	**(465,434)**

Section 21 - Gains (losses) on non-current assets and disposal groups held for sale net of taxes - Item 310

There are no gains (losses) on non-current assets and disposal groups held for sale during 2008.

Section 22 - Minorities - Item 330

Minorities differ from last year's published figure due to Purchase Price Allocation completion.

Breakdown of item 330 "Minority gains (losses)"		
	2008	2007
Profit (loss) of:	**518,137**	**711,821**
Bank Pekao S.A. Group	358,763	224,893
BA-CA Group	137,957	166,719
HVB Group	18,071	198,051
BPH Group	-	117,743
Unicredit Global Leasing Group	(999)	6,767
Banca Agr. Comm. Rep. S. Marino S.A.	3,207	2,769
FIMIT	589	1,217
Xelion Doradcy Finansow	(882)	(706)
IRFIS	17	(271)
I-FABER	945	(209)
Other	469	(5,152)
Other consolidation adjustments	**(623)**	**5,068**
Total	**517,514**	**716,889**

Disposal of the BPH group occasioned a capital gain of €107.4 million recognized in item 270 - Gains on disposal of investments.

Section 23 - Other information

No information has to be disclosed in this section.

Section 24 - Earnings per share

2007 net profit attributable to the Group is affected by adjustments relating to PPA.

EARNINGS PER SHARE		
	2008	2007
Net profit for the period attributable to the Group (thousands of euros)	4,011,788	5,901,336
Average number of outstanding shares[1]	13,204,598,686	11,071,586,463
Average number of potential dilutive shares	10,058,850	20,454,351
Average number of diluted shares	13,214,657,536	11,092,040,814
Earnings per share €	**0.304**	**0.533**
Diluted earnings per share €	**0.304**	**0.532**

1. Net of average number of own shares.

Notes to the consolidated accounts

Part D) Segment reporting

Notes to the consolidated accounts

(Amounts in thousands of €)

Part D) Segment reporting

Divisional Organization[1]

Disclosure relating to segment reporting reflects - as in the 2007 Accounts - the Group's organisational structure approved by the Board of Directors in July 2007.

The Divisions' prior-period results have been restated to take these changes into account.

The UniCredit Group operates in its markets through seven Business Divisions, viz.: Retail, Corporate, Private Banking, Asset Management, Markets and Investment Banking, Central and Eastern Europe (CEE) and Poland's Markets.

Retail

The Retail Division of UniCredit Group aims to satisfy the financial needs of Mass Market, Affluent and Small Business customers in Italy, Germany and Austria by bringing together the Group's experience in the area of retail banking and make it available to serve customers regardless of their geographic location. Three new banks were created as of November 1: which at the same time were renamed UniCredit Banca (with headquarters in Bologna and regional responsibility for northern Italy), UniCredit Banca di Roma (with headquarters in Rome and regional responsibility for central and southern Italy), and Banco di Sicilia (with headquarters in Palermo and regional responsibility for Sicily).

Corporate

The Corporate Division provides products and services to businesses (with annual revenues at least of 3 million) with a special focus on the medium and large corporate segments through branches and offices in Italy, Austria and Germany and through foreign trade centers located in Italy.

Two global business areas are dedicated to corporate customers: UniCredit Global Leasing (UGL) and Global Transaction Banking (GTB). The latter is the Group's international area specialized in trade finance and cash management, operating through the Banks' network of the Group.

Private Banking

The operations of Private Banking Division primarily target high net worth private customers by providing advisory services and solutions for wealth management using a comprehensive approach. The Division uses traditional channels that are typical for this customer segment (private bankers located in branches throughout the countries) and innovative distribution models such as networks of financial consultants and online banking and trading services.

Asset Management

The Asset Management Division is known for its Pioneer Investments brand, UniCredit Group's asset management specialist and global player dedicated to growing and protecting customer assets.

As the partner of leading financial institutions worldwide, the Division offers a complete range of innovative financial solutions, including mutual funds, hedge funds, asset management, institutional portfolios and structured products.

Markets & Investment Banking

The Markets and Investment Banking Division comprises the Group's business in the financial markets and investment banking through its units in Munich, London, Milan and Vienna, as well as Central and Eastern Europe, the US and Asia. The Markets area includes trading and distribution, as well as structured derivatives; the Global Investment Banking area includes all business relating to corporate finance and loan syndication, primary markets and mergers and acquisitions. The Principal Investments area manages a diversified portfolio of private equity and hedge funds, investing directly in the equity of both listed and unlisted companies.

1. With effect from October 1, 2008 the Group reorganized its Divisions into three areas: (1) Retail, (2) CIB and PB, and (3) GBS. In the following commentary however the Divisional results are given in line with previous consolidated reports published in 2008, and any changes to the business scope of the Divisions is reported in a specific note to the section dealing with the Division concerned.

CEE

The CEE Division comprises the businesses of the Group in the countries of Central and Eastern Europe, with the exception of Poland and Ukraine. The Division operates in 18 countries: Bosnia-Herzegovina, Bulgaria, Czech Republic, Croatia, Estonia, Hungary, Latvia, Lithuania, Romania, Russia, Serbia, Slovakia, Slovenia, Ukraine, Turkey , Kyrgyzstan, Tajikistan and Kazakhstan.

Poland's Markets

The Poland's Markets Division manages the Group's businesses in Poland and Ukraine through UniCredit Bank LTD (Ukraine). The Division's banks are Bank Pekao in Poland and UniCredit Ukraine Bank in Ukraine.

Results by business segment are disclosed as per the condensed income statement, in line with the Report on Operations.

The Divisions' income statements were compiled by aggregating the income statements of their constituent subsidiaries or - where a subsidiary operates in more than one segment - of assets, after application of their respective write-downs and adjustment for inter-divisional transactions. The following rules were applied to determine Divisional results for subsidiaries with businesses in more than one Division (viz. UniCredit SpA, Bank Austria AG, Bayerische Hypo und Vereinsbank AG, HVB Banque Luxembourg SA, HVB Immobilien AG, HVB Global Asset Company AG, Geldilux SA, MCC -Mediocredito Centrale SpA, Finecobank SpA), whereby indirect items are added to directly attributable income and expense:

- the refinancing cost of loans etc. and revenue from use of funds was determined on the basis of market rates
- capital was allocated in proportion to risk-weighted assets and remunerated at 8.43% after tax
- costs borne centrally on behalf of the Divisions were attributed according to actual consumption, and overheads were divided between the Divisions in proportion to their respective direct and indirect costs.

Please see Report on operations for comments on business and results of the divisions.

Notes to the Consolidated Accounts (CONTINUED)

Part D) Segment reporting (CONTINUED)

A - Primary segment

Segment reporting by business segment - year 2008

A.1 - Breakdown by business segment: income statement

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2008
Net interest	7,221,826	4,682,936	560,218	45,894	2,306,455	3,040,957	1,284,531	(769,461)	18,373,356
Dividends and other income from equity investments	25,120	74,832	14,345	7,349	91,655	26,675	32,365	739,634	1,011,975
Net interest income	**7,246,946**	**4,757,768**	**574,563**	**53,243**	**2,398,110**	**3,067,632**	**1,316,896**	**(29,827)**	**19,385,331**
Net fees and commissions	3,718,819	1,440,907	817,124	1,051,309	326,167	1,163,300	669,832	(94,752)	9,092,706
Net trading, hedging and fair value income	55,809	22,681	(16,147)	(14,079)	(2,586,686)	383,849	161,372	13,397	(1,979,804)
Net other expenses/income	(97,073)	110,402	38,946	(2,013)	(3,212)	120,916	35,025	165,101	368,092
Net non-interest income	**3,677,555**	**1,573,990**	**839,923**	**1,035,217**	**(2,263,731)**	**1,668,065**	**866,229**	**83,746**	**7,480,994**
OPERATING INCOME	**10,924,501**	**6,331,758**	**1,414,486**	**1,088,460**	**134,379**	**4,735,697**	**2,183,125**	**53,919**	**26,866,325**
Payroll costs	(3,876,066)	(1,077,669)	(419,679)	(249,364)	(541,001)	(1,083,236)	(536,371)	(2,134,765)	(9,918,151)
Other administrative expenses	(3,740,569)	(970,139)	(493,826)	(225,277)	(877,700)	(950,592)	(408,600)	1,648,147	(6,018,556)
Recovery of expenses	376,733	30,797	45,844	15,372	7,075	1,039	3,132	76,847	556,839
Amortisation, depreciation and impairment losses on tangible and intangible assets	(79,027)	(21,804)	(24,328)	(48,697)	(9,257)	(200,397)	(118,254)	(810,645)	(1,312,409)
Operating expenses	**(7,318,929)**	**(2,038,815)**	**(891,989)**	**(507,966)**	**(1,420,883)**	**(2,233,186)**	**(1,060,093)**	**(1,220,416)**	**(16,692,277)**
OPERATING PROFIT	**3,605,572**	**4,292,943**	**522,497**	**580,494**	**(1,286,504)**	**2,502,511**	**1,123,032**	**(1,166,497)**	**10,174,048**
Goodwill impairment	-	-	-	-	-	-	-	(750,000)	(750,000)
Provision for risks and charges	(99,866)	8,412	(29,816)	(6,123)	4,581	(63,601)	8,263	(165,477)	(343,627)
Integration costs	(73,133)	(9,023)	(5,065)	(1,076)	(2,125)	(3,361)	(26,539)	(19,380)	(139,702)
Net writedowns of loans and provisions for guarantees and commitments	(1,178,404)	(1,421,333)	634	(3,401)	(692,560)	(537,429)	(23,291)	155,481	(3,700,303)
Net income from investments	552,846	119,579	23,049	28,977	(208,957)	122,510	28,545	(448,733)	217,816
PROFIT BEFORE TAX	**2,807,015**	**2,990,578**	**511,299**	**598,871**	**(2,185,565)**	**2,020,630**	**1,110,010**	**(2,394,606)**	**5,458,232**

Condensed Income Statement by economic sector is reclassified as in the Report on Operations.

A.2 - Breakdown by business segment: balance sheet amounts and RWA

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2008
BALANCE SHEET AMOUNTS									
LOANS AND RECEIVABLES WITH CUSTOMERS	180,439,975	247,554,073	8,426,707	68	74,690,737	64,207,687	19,869,822	17,291,344	612,480,413
DEPOSITS FROM CUSTOMERS	162,778,072	80,870,404	37,317,506	-	36,656,084	45,739,269	21,787,653	3,681,778	388,830,766
DEBT CERTIFICATES	38,427,166	29,206,906	2,637,342	-	28,339,803	4,359,782	602,544	98,885,257	202,458,800
TOTAL RISK WEIGHTED ASSETS (BASEL 1, € million)	117,925	211,811	7,410	535	99,516	68,673	22,544	48,565	576,980

A.3 - Staff

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2008
STAFF (KFS group on a proportional basis)									
Employees (FTE)	50,851	12,195	4,479	2,165	3,384	45,884	21,406	23,627	163,991
STAFF (KFS group fully considered)									
Employees (FTE)	50,851	12,195	4,479	2,165	3,400	56,066	21,406	23,957	174,519

Notes to the Consolidated Accounts (CONTINUED)

Part D) Segment reporting (CONTINUED)

A - Primary segment

Segment reporting by business segment - year 2007

A.1 - Breakdown by business segment: income statement

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2007
Net interest	6,722,967	4,211,241	450,079	46,034	1,452,433	2,134,249	1,177,449	4,158	16,198,610
Dividends and other income from equity investments	105,976	85,852	30,109	9,862	272,193	16,901	33,950	365,915	920,758
Net interest income	**6,828,943**	**4,297,093**	**480,188**	**55,896**	**1,724,626**	**2,151,150**	**1,211,399**	**370,073**	**17,119,368**
Net fees and commissions	4,052,652	1,470,950	981,091	1,548,547	626,333	929,448	840,568	244,814	10,694,403
Net trading, hedging and fair value income	40,438	95,189	1,756	(24,331)	827,273	176,896	87,226	75,249	1,279,696
Net other expenses/income	(1,424)	130,928	45,914	(2,107)	50,466	109,668	16,880	59,051	409,376
Net non-interest income	**4,091,666**	**1,697,067**	**1,028,761**	**1,522,109**	**1,504,072**	**1,216,012**	**944,674**	**379,114**	**12,383,475**
OPERATING INCOME	**10,920,609**	**5,994,160**	**1,508,949**	**1,578,005**	**3,228,698**	**3,367,162**	**2,156,073**	**749,187**	**29,502,843**
Payroll costs	(3,795,780)	(988,358)	(400,604)	(402,632)	(754,415)	(802,413)	(515,175)	(2,010,303)	(9,669,680)
Other administrative expenses	(3,823,235)	(991,068)	(512,839)	(236,435)	(850,074)	(766,715)	(354,412)	1,744,940	(5,789,838)
Recovery of expenses	422,942	37,475	45,142	15,973	7,382	873	1,049	62,506	593,342
Amortisation, depreciation and impairment losses on tangible and intangible assets	(130,706)	(32,307)	(26,383)	(29,387)	(13,738)	(160,889)	(103,781)	(792,062)	(1,289,253)
Operating expenses	**(7,326,779)**	**(1,974,258)**	**(894,684)**	**(652,481)**	**(1,610,845)**	**(1,729,144)**	**(972,319)**	**(994,919)**	**(16,155,429)**
OPERATING PROFIT	**3,593,830**	**4,019,902**	**614,265**	**925,524**	**1,617,853**	**1,638,018**	**1,183,754**	**(245,732)**	**13,347,414**
Goodwill impairment	-	-	-	(1,271)	-	-	-	-	(1,271)
Provision for risks and charges	(33,199)	(239,391)	(20,553)	(4,549)	9,070	(78,525)	(782)	(385,435)	(753,364)
Integration costs	(684,975)	(71,237)	(12,667)	(5,170)	(54,625)	(27,081)	(33,242)	(418,935)	(1,307,932)
Net writedowns of loans and provisions for guarantees and commitments	(949,500)	(911,601)	(13,289)	8	25,818	(210,839)	(73,878)	(334,731)	(2,468,012)
Net income from investments	23,326	158,036	16,847	18,884	485,738	19,950	67,827	903,057	1,693,665
PROFIT BEFORE TAX	**1,949,482**	**2,955,709**	**584,603**	**933,426**	**2,083,854**	**1,341,523**	**1,143,679**	**(481,776)**	**10,510,500**

Condensed Income Statement by economic sector is reclassified as in the Report on Operations; therefore it includes former Capitalia Group starting from January 1, 2007 and completion of PPA ("Purchase Price Allocation").

A.2 - Breakdown by business segment: balance sheet amounts and RWA

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2007
BALANCE SHEET AMOUNTS									
LOANS AND RECEIVABLES WITH CUSTOMERS	186,569,486	236,971,599	9,264,212	62	59,776,778	50,638,302	19,385,750	12,456,639	575,062,828
DEPOSITS FROM CUSTOMERS	165,907,418	75,051,681	34,828,796	-	37,907,527	42,706,657	24,853,807	9,144,576	390,400,462
DEBT CERTIFICATES	33,022,804	40,710,595	6,161,765	-	28,095,447	3,554,657	1,042,483	127,250,980	239,838,731
TOTAL RISK WEIGHTED ASSETS (BASEL 1, € million)	118,915	210,895	7,231	1,070	81,309	58,891	25,726	54,603	558,639

A.3 - Staff

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2007
STAFF (KFS group on a proportional basis)									
Employees (FTE)	53,851	12,367	4,520	2,466	3,993	33,796	22,249	26,707	159,949
STAFF (KFS group fully considered)									
Employees (FTE)	53,851	12,367	4,520	2,466	4,009	43,647	22,249	26,707	169,816

Notes to the Consolidated Accounts (Continued)

Part D) Segment reporting (Continued)

B - Secondary segment

AMOUNT AS AT 12.31.2008	TOTAL ASSETS	OPERATING INCOME (*)	COST OF INVESTMENT
Italy	400,442,492	12,772,265	248,707
Germany	263,098,053	3,210,813	911,977
Austria	130,898,161	2,057,161	723,699
Total other european countries	215,327,276	7,628,622	1,724,943
of which: Western Europe	*101,262,927*	*221,664*	*35,449*
of which: Eastern Europe	*114,064,349*	*7,406,958*	*1,689,494*
America	18,567,319	(56,552)	5,431
Asia	17,276,982	532,862	160,309
Rest of the world	1,266	69	-
Total	**1,045,611,549**	**26,145,240**	**3,775,066**

(*) Item 120 in income statement.

AMOUNT AS AT 12.31.2007	TOTAL ASSETS	OPERATING INCOME (*)	COST OF INVESTMENT
Italy	424,425,079	11,642,177	316,841
Germany	254,316,287	5,003,892	366,550
Austria	126,511,740	2,579,064	160,623
Total other european countries	183,993,381	6,694,686	1,738,942
of which: Western Europe	*72,967,138*	*633,231*	*59,212*
of which: Eastern Europe	*111,026,243*	*6,061,455*	*1,679,730*
America	20,092,749	236,091	4,662
Asia	12,495,020	140,341	6,920
Rest of the world	1,191	53	3
Total	**1,021,835,447**	**26,296,304**	**2,594,541**

(*) Item 120 in income statement.

Notes to the Consolidated Accounts

Part E) Risks and related risk management policies

Note: as required by regulations (Banca d'Italia Circular letter n.263 issued on December 27th , 2006, Title 4), the disclosure (3rd Pillar of Basel II) will be published on UniCredit Group's website (www.UniCreditgroup.eu).

Notes to the Consolidated Accounts

Part E) Risks and related risk management policies

Since insurance companies and other companies don't represent a significant business, there is no specific section of this document on their risks and related risk management policies.

Section 1 - Credit Risk

QUALITATIVE INFORMATION

1. General

By its authorization no. 365138 dated 28 march 2008 Banca d'Italia authorized the UniCredit Group to use the advanced approach for calculating the capital requirement for credit and operational risks.

In the first stage this approach has been adopted by the Parent Company, certain Italian subsidiaries, HypoVereinsbank (HVB AG) and Bank Austria (BA AG); subsequently it is expected that other Group entities will adopt it under an extension plan drawn up in 2008 following the change to the scope of consolidation on the absorption of the former Capitalia Group; this update was notified to Banca d'Italia on September 30, 2008.

With reference to credit risk, the Group has been authorized to use internal PD and LGD calculations for Group credits (Sovereign, Banks, Multinationals and Global Project Finance transactions) and for its Italian banks' credits (mid-corporate and retail, not including Capitalia's exclusive credits, for which the AIRB approach will be adopted during 2009).

During 2008 regulatory EAD parameters were used for the above credits.

During December 2008 the Group applied to Banca d'Italia for authorization to use internal EAD calculations for Group credits. An application will be made in 2009 in respect of its Italian banks' credits.

During 2009 the main objective will be the application for authorization to use the IRB approach in Central Eastern European entities (including Poland) and, in Italy, for UniCredit Leasing for assets classes for which no authorization has been obtained (qualified rotating retail exposures and other retail exposures to private individuals).

As required by the New Supervisory Instructions on Organizational Requirements, a Group Rating Desk is now fully functional within the Risk Management Department; since this was set up to ensure the integrity of the rating attribution process and decides overrides for Group credits only, it guarantees the independence of the ratings from the business and credit functions.

To ensure excellent risk management, while at the same time paying greater attention to the needs of business, the Divisional Risk Officer role (Retail - Corporate and Private Banking - Markets & Investment Banking) of governance, control, management and reporting of credit risk has been strengthened. Specific reporting and monitoring activities have been implemented for various credit portfolios, i.e. divisional credit risk positions, according to the scope and competence of the position.

The specialized sectoral approach to granting credit to corporate clients continued. This entailed the creation of specific roles in Group HQ; in addition, a specific centralized function was set up in Group HQ to manage loan restructuring and workout.

Within the general framework of the General Group Credit Policies, specific instructions regarding certain business segments, including a Commercial Real Estate Financing Policy for the Corporate Division, which gives standards and common methods as well as specific parameters to be used in the various regions of Group operation, a Bridge Equity Policy, which gives guidelines for loans and investments, and the Aging of the Rating Policy, which, in compliance with Basel II, gives guidelines for regular rating updates, have been developed.

Pillar 2 guidelines include Credit Risk Stress Testing - giving methodological and process standards for stress testing for the vulnerability of the Group credit portfolio - and the guidelines for the measurement and management of concentration risk - for single names and sectors - and for the management and control of securitization risk. These guidelines are based when applied on the measurement of credit risk using the Value at Risk model.

Optimization of risk weighted assets continued in all our Divisions.
Integration of the former Capitalia entities was completed on November 1st, 2008 with the creation of three new retail banks, viz. UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia, and the standardization of processes and internal regulations.

With reference to the economic situation, the Group has increased management and control of credit risk both by strengthening the structures usually charged with these responsibilities and by creating new units for business lines that could produce specific criticalities, and for particularly vulnerable geographies. These units also compile regular reports for Banca d'Italia.

2. Credit Risk Management Policy

2.1 Organization

In order to ensure the best risk control, while paying due attention to the needs of business, Group HQ's Risk Management unit has been reorganized as follows:

- A Strategic Risk Management & Control department has been created to concentrate governance, control, management and reporting of total Group risk by drawing up methodologies, strategies, guidelines and policies of a general nature or concerning interdivisional risk issues, in order to ensure that the approach to Group-wide issues is uniform and consistent.
- Three Divisional Risk Officers' departments (DROs), responsible for controlling, managing and reporting the business Divisions' risk, i.e. Corporate and Private Banking; Retail; and Markets & Investment Banking (MIB), by providing divisional guidelines, specific policies, coordination, support a direct interface with the Group entities in their area of competence.

In order to strengthen the ability to independently govern and control the credit risk management processes, the unit responsible for corporate credits has been reorganized by introducing Global Industry Team Leaders (GITLs), specializing in sectoral analysis of borrowers' creditworthiness.

A new management model for loan restructuring and workout has been introduced by setting up a central function to coordinate, direct and support the activity of Group entities in this area and to develop credit strategies and policies for this activity and the assessment of problem portfolios.

2.2 Factors that generate Credit Risk

In its banking business the Group is exposed to the risk that its loans, regardless of their purpose, may not be repaid by debtors at maturity, and then must be fully or partly written off due to the deterioration of the debtor's financial condition. This risk is always inherent in traditional lending operations regardless of the form of the credit facility (whether cash or credit commitments, secured or unsecured, etc). The main reasons for default lie in the borrower's lacking the autonomous ability to repay the loan (due to a lack of liquidity, insolvency, etc.), as well as the occurrence of events that are unrelated to the debtor's operating and financial condition, such as country risk (defined as the inability of a borrower in another country to honor its obligations due, for example, to a deterioration in the country's economic situation or the local Government's adoption of restrictive measures), or the impact of operational risk. Other banking operations, in addition to traditional lending and deposit activities, can expose the Group to other credit risks. For example, 'non-traditional' credit risk may arise from:
- entering into derivative contracts that require the counterparty to make payments to Group entities;
- purchasing and selling securities, futures, currencies or commodities;
- holding third-party securities.

The counterparties in these transactions or issuers of securities held by Group entities could default as a result of insolvency, political and economic events, lack of liquidity, operating problems or other reasons. Defaults in relation to a large number of transactions, or one or more large transactions, could have a material adverse impact on the Group's operations, financial condition and operating results.

Part E) Risks and related risk management policies (Continued)

The Group monitors and manages loan quality, the specific risk of each counterparty and the overall risk of loan portfolios through procedures, structures and rules, capable of extending their effectiveness to all phases of the economic cycle.

With particular reference to the current scenario, characterised by further worsening of some economic and financial fundamentals in an already problematic phase of the cycle, the Group, albeit though maintaining existing rationales and procedures, has increased the oversight and monitoring of credit risk through ongoing and rigorous observance of the rules for granting loans, raising the decision-making levels for applications characterised by a higher risk profile, and bolstering monitoring procedures. In addition, the ordinary structures assigned to these types of activities have been strengthened, and new ones have been created dedicated to specific business lines and/or geographical areas having particular vulnerability, for purposes of timely detection of any critical signs.

The Group's business and solidity in terms of profitability, capital and finance depend *inter alia* on the creditworthiness of its borrowers. The Group has adopted procedures, rules and principles that direct, govern and standardize the assessment and management of credit risk, in line with principles and best practice.

Increasingly difficult access to credit and the capital markets - together with the global economic slowdown - could in the future prejudice corporate borrowers' ability to meet their obligations and thus cause a deterioration of credit quality. If this were to continue for a protracted period, it could in turn affect the Group's profitability and finances.

2.3 Credit Risk Management, Measurement and Control

2.3.1 Reporting

The CRO function in the Parent Company is responsible for reporting on and monitoring the consolidated credit portfolio on a regular basis and at the request of senior management or external entities, e.g., regulators or rating agencies. The aim of Group reporting is to analyze the main components of credit risk in order to identify anomalous trends requiring corrective action by top management, in a timely manner.

The Divisions - Retail, Corporate, Private Banking and Markets & Investment Banking - also have reporting functions responsible for monitoring their credit portfolios.

Group Reporting and Monitoring focuses on the performance of the consolidated credit portfolio in terms of (i) changes in the stock by customer segment, rating class, sector and country; (ii) changes in the main risk parameters (Probability of Default (PD), Loss Given Default (LGD), Expected Loss (EL)); and (iii) aggregate and divisional credits in default and provisioning.

This is carried out following structured processes involving various competent functions within Group HQ's and Group entities' Risk Management departments and using databases created for reporting purposes. Individual Group entities report quarterly to Group HQ on the performance of their credit portfolios; the latter then analyses their credit quality. The data is then saved to an internal database which is the base for preparation of quarterly reports to the various entities of General Management. A monthly report which provides more timely and efficient monitoring of the larger Group entities' portfolios is also produced.

A Credit Tableau de Bord is produced by each Group entity; this is a quarterly report with detailed and specific information on each Division, focusing on credits broken down by business and customer segment.

Monitoring of the data quality of single transactions - previously aggregated - continued, with special attention being paid to CEE (Central Eastern Europe) entities. This initiative enabled further improvement of risk monitoring at Group level.

The above tools together play a crucial role in terms of the quality and completeness of information on consolidated credit risk.

As well as the above reports, a similar report is regularly produced on the Group's exposure to the range of risks - e.g. credit, market, operational and business - to be submitted to senior management and the Risk Committee.

2.3.2 Management and Measurement Methods

One of the credit risk management responsibilities of Group HQ's CRO area is to manage and measure credit risks through the design and use of appropriate methods. This task also involves updating previously developed methods in order to ensure - in cooperation with Global Banking Services (which is responsible for organizational processes) - that these policies are implemented in accordance with Basel II standards and the requirements of Banca d'Italia.

Credit risk is measured by individual borrower and for the whole portfolio. The approach and tools used for lending to individual borrowers during both the approval and monitoring phases include a credit rating process with high added value, which is differentiated by customer category.

During the credit application review process, a customer's creditworthiness is assessed on the basis of an analysis of the following:
- operating, financial and cash flow data;
- qualitative information regarding the company's competitive position, its corporate and organizational structure, etc. (only for business customers in the Corporate area);
- geographical and sector characteristics (only for business customers in the Corporate area);
- performance data at bank and industry levels (e.g., the Central Risk Bureau); and necessary to assign a rating, meaning the borrower's PD (probability of default) over a time horizon of one year.

Each borrower's credit rating is reviewed annually on the basis of new information acquired during the year. Each borrower is also assessed in the context of any business group with which it is affiliated by taking into account the theoretical maximum risk for the entire Group.

Monitoring is carried out using automated systems designed to enable rapid identification and appropriate management of positions showing signs of a deteriorating risk profile, on the basis of models originally created for the Group's Italian entities.

Regular monthly monitoring focuses on borrower performance management. This uses all available internal and external information to arrive at a score that represents a short assessment of the risk associated with each borrower monitored. This score is obtained using a statistical function that summarizes available information using a set of proven significant variables that are predictors of an event of default 12 months in advance.

Subject to the more general principles given below, the tools and processes used for loan approval and monitoring incorporate appropriate adaptations to address the unique characteristics of different customer segments in order to ensure the highest degree of effectiveness.

All information is statistically summarized in an internal rating that takes quantitative and qualitative elements into account, as well as information on the borrower's conduct of the account, if available, which is taken from the loan management scoring procedures described above.

The internal rating, or risk level assigned to the customer, forms a part of the lending decision calculation. In other words, at a constant credit amount the lending powers granted to the appropriate bodies are gradually reduced in proportion to a heightened borrower-related risk level. The organizational model in use calls for a rating desk, which is separate from loan approval functions. This unit is charged with managing any adjustments made to the automated opinion provided by the model using an override process.

Several Group entities have launched projects to standardize lending processes on the basis of the Group's best practice as described above.

Other entities are required to ask Group HQ's CRO area for its special opinion before providing or reviewing credit facilities for individual customers or business groups if these lines exceed preset limits adjusted according to objective parameters.

As well as the methods incorporated in the rating systems, Risk Management uses portfolio models that are able to produce measures of Value at Risk for each Group entity, for the Divisions that coordinate the entities and for other aggregations for the purposes of reporting and

Part E) Risks and related risk management policies (Continued)

monitoring of credit risk. These models produce measures of economic capital reallocated by individual borrowers within each portfolio and are the basis for risk-adjusted performance measures.

The measures of economic capital (Credit VaR) are also a fundamental input for the design and application of credit strategies, the analysis of credit limits and risk concentration. The economic capital calculation engine is also used for the analysis of stress tests of the credit portfolio, starting from macro-economic variables that affect the various customer segments, by country, segment, size, etc.

2.3.3 Credit Strategies

In line with Basel II Pillar 2 prescriptions credit strategies for the Group's credit portfolio are an advanced credit risk management tool.
Credit strategies have three aims:
- to define portfolio composition that minimizes the overall impact of credit risk, based on a shared level of propensity for risk, in accordance with the Group's underlying criteria and framework for allocating capital and creating value;
- to provide support to the appropriate Group HQ Departments and Divisions and Group entities for the adoption of measures aimed at achieving optimal portfolio composition through strategic business activity and plans; and
- to provide a set of guidelines and support measures that are needed for the business and credit planning process in accordance with the Group's strategic vision.

Credit strategies are developed by combining the top-down risk analyses performed with the business functions' view through close cooperation between the centralized and divisional sections of the Risk Management Department.

Credit strategies are developed using all available credit risk measures. Specifically, the results of the Credit VaR model enable accurate and prudent management of portfolio risk through the use of advanced methods and tools. These are simultaneously transformed into variables to be input to credit portfolio optimization models, a series of qualitative data originating in the divisional sections, which take the various geographical differences into account.

More generally, in the area of credit strategies, vulnerability analyses and analyses in support of capital adequacy are performed by monitoring and managing stress tests related to credit risk (Pillar I and Pillar II). In the area of portfolio risk, the Group places particular emphasis on loan concentration given its significance in relation to total loan assets.

In keeping with the definition provided by Basel II, this risk is an individual exposure or group of interconnected exposures, which has the potential to generate losses that might prejudice the solidity of the Group or its capacity to continue to conduct business in the normal manner.

In order to identify, manage, measure and monitor loan concentration, the units in charge of this area at Group HQ set and monitor credit limits using various advanced operating procedures. These activities ensure proper management of two different forms of loan concentration risk:
- bulk risk, i.e. large exposures to a single borrower or group of economically related borrowers
- sectoral risk, i.e. exposure to borrowers operating in the same business sector or geographical area.

2.3.4 Country Risk

Country risk is managed by determining the appropriate maximum operational risk levels, whether in the banking or financial business, that can be assumed by the various entities belonging to the Group vis-à-vis all counterparties (sovereigns, government entities, banks, financial institutions, corporate customers, small businesses, individuals, project finance, etc.) residing in or related to the country, for cross-border transactions (from the standpoint of the entity providing the loan) in foreign currency (from the standpoint of the borrower).

Country risk management processes are heavily concentrated at Group HQ in terms of both methodological aspects and the decision-making process, in order to ensure that the assessment and monitoring approach is uniform, particularly the attribution of a rating - PD (probability of default) and LGD (loss given default) - as well as control over risk concentration.

2.4 Credit Risk Mitigation Techniques

To achieve compliance with Basel II, the Group has defined the requirements for correct Credit Risk Mitigation (CRM) according to the approach adopted, viz. STD or A-IRB. Specific projects to implement Group internal regulations and develop processes and information systems have been initiated and largely completed. Given the Group's geographical diversification, all changes are made in compliance with local law and regulatory requirements.

Special policies have been issued with the aim of:
- ensuring optimal management of collateral
- maximizing the mitigation effect of collateral and personal guarantees on defaulting credits
- creating a favorable impact on Group capital requirements, by ensuring that local CRM activities comply with minimum Basel II requirements
- defining general rules for the acceptability, assessment, monitoring and management of collateral and personal guarantees, together with specific rules and requirements for certain types of collateral.

In general, collateral and personal guarantees may only be taken as a subsidiary support of the credit and should never be considered as replacing the borrower's independent ability to repay. This is why - together with the wider assessment of the borrower's credit and ability to repay - security is assessed specifically and analyzed as the subsidiary source of repayment of the credit.

Group entities are required to set up controls that ensure that collateral can be used and guarantees called for the entire life of the underlying exposure. The adequacy of collateral and personal guarantees should also be assessed. Any security of any type may be considered adequate provided it covers the size and structure of the exposure and, in the case of a personal guarantee, the guarantor is undoubted.

In general, regulations and processes are rigorous, in order to ensure that security is both formally and substantially unassailable. These have been transmitted to the new Group entities with specific contingency plans for adaptation to the minimum regulatory and business requirements under Group policy on loan security.

During 2008 special attention was paid in 2008 to the integration of former Capitalia entities and steps were taken to extend the application of rigorous processes of legal certification and verification of compliance with regulations for consortium guarantees; these will be implemented as from the beginning of 2009.

The Group has developed a collateral management system to ensure that the process of valuation, monitoring, and management all types of security is clear and effective. Valuations are based on current market prices or fair value.

The larger Group entities have been equipped with an IT tool which automatically updates the fair value of financial instruments pledged as collateral, and thus provides continuous monitoring of the collateral. This value is adjusted as necessary by applying appropriate margins according to the volatility of the market and exchange rates in line with Basel II requirements. The models current in use in the Group are generally based on pre-set prudential margins. A system providing margins for each financial instrument based on Value at Risk (VaR) or adjustments according to volatility is at an advanced stage of development.

Specific processes and procedures have been developed to value property used as collateral, to ensure that the property is valued by an independent valuer at a value in line with market prices. Group entities operating in Austria, Germany and Italy monitor and value property automatically on the basis of statistical methods using internal databases or those of external infoproviders.

Other types of collateral (e.g. liens on goods) are subject on first valuation to prudential margins. Monitoring depends on the type of collateral; in general, liens on goods are treated with great caution.

Guarantors are usually entrepreneurs or business partners or shareholders connected with the borrower (sometimes relatives). Less usually

Part E) Risks and related risk management policies (Continued)

insolvency risk is covered by other companies (generally the parent or a sister company from the same industrial group as the borrower) or financial institutions or insurance companies. Protection suppliers - using credit derivatives - are mainly banks or institutional counterparties.

whether or not certain types of security are acceptable depends on the approach - Standard or A-IRB - of the Group entity. Before acceptance of a personal guarantee, the guarantor or supplier of protection (the seller of protection in the case of a credit default swap) is subjected to credit analysis to establish its solvency and risk profile.

2.5 Impaired Loans

The Group's classification of a portfolio in the "non-performing" category is based on the following basic steps:
- prompt action. This is ensured by the proper operation of the monitoring process and quick reporting of non-performing positions to all units concerned. The rapid identification of signs of the position's deterioration allows the Group entity to undertake the necessary restrictive measures before default is declared.
- proper assessment of impaired loans in order to determine what action should be taken and how the loan should be classified in terms of default categories
- recovery procedures on the basis of the type and amount of exposure and the specific borrower involved
- appropriate provisioning through profit and loss in proportion to counterparty risk and type of exposure. Provisioning is carried out in line with the principles of IAS 39 and Basel II rules.
- accurate and regular reporting in order to monitor aggregate portfolio risk over time.

Each entity's classification of positions into the various default categories specified by law in other countries must comply with local legal and regulatory provisions issued by regulators.

Since the Parent, in its capacity as a bank holding company, is in turn required to comply with instructions issued by the Italian regulator, Banca d'Italia, suitable measures are taken vis-à-vis the Group's foreign entities to link and align items which would otherwise not be consistent with the appropriate default categories.

During 2008, as part of the UniCredit-Capitalia integration a new model for the management of non-performing loans was developed. Under this model Aspra Finance, a wholly-owned subsidiary of UniCredit, gradually bought the Group's non- performing loans, starting with those held by former Capitalia entities and then including those of the pre-acquisition UniCredit Group.

In addition, in order to strengthen governance and independent control over credit risk management processes, a unit dedicated to the management of loan restructuring and workout was set up in Group HQ reporting directly to the CRO.

In general, the main goal of managing the non-performing portfolio is to recover all, or as much exposure as possible, and to terminate the customer relationship, while devising the best strategy for maximizing the net present value (NPV) of the exposure, or minimizing LGD (loss given default).

This is managed internally by specially qualified staff or externally through a mandate given to a specialized firm - the Group includes UniCredit Credit Management Bank (formerly UniCredit Gestione Crediti), a bank specializing in workout which operates as a servicer for most of the Group's Italian entities - or through sale of non-performing assets to outside concerns.

The methodology is based on the calculation of the NPV of amounts recovered as a result of alternative recovery strategies, with assumptions made for recoveries, related costs and likelihood of failure for each strategy. These results are compared with the Group entity's average LGD for positions with the same characteristics. If data series are not available, the comparison is based on estimates.

In order to determine provisions, an exercise that is performed at least quarterly, specialized units use an analytical approach to assess the loss projections for the non-performing portfolio on the basis of the Group's accounting policies, which are consistent with the rules of IAS 39 and Basel II. If an analytical approach is not possible (e.g., if there are numerous small positions), a Group entity may make general provisions by regrouping these positions into aggregates with similar risk and exposure profiles. The percentage used for general provisions is based on historical data series.

With regard to the powers to be granted in the area of classifying items as default positions and calculating loss projections, Group entities designate several decision-making levels that have been appropriately tailored to the amount of exposure and the provision. In light of the impact that these decisions have on earnings and tax, these decision-making processes involve the UCG's CRO area as well as the Group entity's senior management.

The Group's business and solidity in terms of profitability, capital and finance depend *inter alia* on the creditworthiness of its borrowers. The Group has adopted procedures, rules and principles that direct, govern and standardize the assessment and management of credit risk, in line with principles and best practice. Increasingly difficult access to credit and the capital markets - together with the global economic slowdown - could in the future prejudice corporate borrowers' ability to meet their obligations and thus cause a deterioration of credit quality. It is therefore reasonable to expect that provisions will increase in the near future given a rise in non-performing loans and further worsening of economic conditions.

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

QUANTITATIVE INFORMATION

A. Credit quality

A.1 Impaired and performing loans: amounts, writedowns, changes, distribution by business activity/region

A.1.1 Breakdown of financial assets by portfolio and credit quality (carrying value)

	PORTFOLIO/QUALITY						OTHER COMPANIES		
PORTFOLIO/QUALITY	NON-PERFORMING LOANS	DOUBTFUL ASSETS	RESTRUCTURED EXPOSURES	PAST-DUE	COUNTRY RISK	OTHER ASSETS	IMPAIRED	OTHERS	TOTAL
1. Financial assets held for trading	3,043	62,153	4,271	10,030	611	204,782,777	-	27,003	204,889,888
2. Available-for-sale financial assets	287,784	3,137	289	2,219	1,934	27,583,942	38	820,947	28,700,290
3. Held-to-maturity financial instruments	-	-	-	70	-	16,712,174	-	170,206	16,882,450
4. Loans and receivables with banks	66,120	8,807	10,635	-	162,815	80,502,091	-	76,484	80,826,952
5. Loans and receivables with customers*	10,463,914	6,177,244	1,262,915	1,923,794	57,339	587,349,180	220	5,245,807	612,480,413
6. Financial assets at fair value through profit or loss	-	-	-	-	2,488	15,444,936	-	188,398	15,635,822
7. Financial instruments classified as held for sale	37,287	34,702	15	23,720	-	828,747	-	-	924,471
8. Hedging instruments	-	-	-	-	-	7,050,815	-	-	7,050,815
Total 12.31.2008	**10,858,148**	**6,286,043**	**1,278,125**	**1,959,833**	**225,187**	**940,254,662**	**258**	**6,528,845**	**967,391,101**
Total 12.31.2007	**9,208,399**	**4,123,767**	**1,232,737**	**1,696,199**	**185,100**	**920,537,513**	**258**	**5,762,584**	**942,746,557**

Impaired assets also include exposures classified as "held for sale" and "derivatives" in the tables showing breakdown by portfolios in Part B).

* Figures given in the table corrspond to those given in the "Repot on Operations".

A.1.2 Breakdown of financial assets by portfolio and credit quality (gross and net values)

PORTFOLIO/QUALITY	IMPAIRED ASSETS GROSS EXPOSURE	IMPAIRED ASSETS SPECIFIC WRITEDOWNS	IMPAIRED ASSETS SPECIFIC WRITEDOWNS	IMPAIRED ASSETS NET EXPOSURE	OTHER ASSETS GROSS EXPOSURE	OTHER ASSETS PORTFOLIO ADJUSTMENTS	OTHER ASSETS NET EXPOSURE	TOTAL (NET EXPOSURE)
A. Banking group								
1. Financial assets held for trading	94,858	15,361	-	79,497	X	X	204,783,388	204,862,885
2. Available-for-sale financial assets	537,304	243,875	-	293,429	27,777,861	191,985	27,585,876	27,879,305
3. Held-to-maturity financial instruments	17,255	17,185	-	70	16,712,174	-	16,712,174	16,712,244
4. Loans and receivables with banks	459,538	373,976	-	85,562	80,679,795	14,889	80,664,906	80,750,468
5. Loans and receivables with customers	41,781,009	21,953,142	-	19,827,867	590,068,276	2,661,757	587,406,519	607,234,386
6. Financial assets at fair value through profit or loss	-	-	-	-	X	X	15,447,424	15,447,424
7. Financial instruments classified as held for sale	135,520	39,796	-	95,724	831,232	2,485	828,747	924,471
8. Hedging instruments	-	-	-	-	X	X	7,050,815	7,050,815
Total (A)	**43,025,484**	**22,643,335**	**-**	**20,382,149**	**716,069,338**	**2,871,116**	**940,479,849**	**960,861,998**
B. Other consolidated companies								
1. Financial assets held for trading	-	-	-	-	X	X	27,003	27,003
2. Available-for-sale financial assets	39	1	-	38	820,947	-	820,947	820,985
3. Held-to-maturity financial instruments	-	-	-	-	170,206	-	170,206	170,206
4. Loans and receivables with banks	-	-	-	-	76,484	-	76,484	76,484
5. Loans and receivables with customers	993	773	-	220	5,245,807	-	5,245,807	5,246,027
6. Financial assets at fair value through profit or loss	-	-	-	-	X	X	188,398	188,398
7. Financial instruments classified as held for sale	-	-	-	-	-	-	-	-
8. Hedging instruments	-	-	-	-	X	X	-	-
Total (B)	**1,032**	**774**	**-**	**258**	**6,313,444**	**-**	**6,528,845**	**6,529,103**
Total 12.31.2008	**43,026,516**	**22,644,109**	**-**	**20,382,407**	**722,382,782**	**2,871,116**	**947,008,694**	**967,391,101**
Total 12.31.2007	**37,810,086**	**21,418,386**	**130,336**	**16,261,364**	**709,169,419**	**2,823,507**	**926,485,193**	**942,746,557**

Impaired exposures include also amounts classified as "held for sale" and "derivatives" in the breakdown of portfolios in Part B).

Part E) Risks and related risk management policies (Continued)

A.1.3 On- and off-balance sheet exposure to banks: gross and net values

EXPOSURE TYPES / AMOUNTS	AMOUNTS AS AT 12.31.2008			
	EXPOSURE TYPES / AMOUNTS	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. BALANCE SHEET EXPOSURE				
A.1 Banking Group				
a) Non-performing loans	354,381	284,165	-	70,216
b) Doubtful loans	49,818	40,448	-	9,370
c) Restructured exposures	127,700	117,065	-	10,635
d) Past due	-	-	-	-
e) Country risk	176,436	X	12,724	163,712
f) Other assets	132,475,048	X	14,505	132,460,543
TOTAL A.1	**133,183,383**	**441,678**	**27,229**	**132,714,476**
A.2 Other companies				
a) Impaired	-	-	-	-
b) Others	431,471	X	-	431,471
TOTAL A.2	**431,471**	**-**	**-**	**431,471**
TOTAL A	**133,614,854**	**441,678**	**27,229**	**133,145,947**
B. OFF-BALANCE SHEET EXPOSURE				
B.1 Banking Group				
a) Impaired	22,189	11,880	-	10,309
b) Other	225,272,857	X	10,547	225,262,310
TOTAL B.1	**225,295,046**	**11,880**	**10,547**	**225,272,619**
B.2 Other Companies				
a) Impaired	-	-	-	-
b) Other	10,945	X	-	10,945
TOTAL B.2	**10,945**	**-**	**-**	**10,945**
TOTAL B	**225,305,991**	**11,880**	**10,547**	**225,283,564**

Off-balance sheet exposure comprises guarantees given, commitments and derivatives regardless of each transaction's classification category.

The gross exposure of credit derivatives for which protection has been sold corresponds to the sum of the face value and the positive fair value in respect of total rate of return swaps, to positive fair value in respect of credit spread swaps and to the notional value in respect of credit default products and credit linked notes.

A.1.4 On-balance-sheet exposure with banks: gross change in impaired exposures subject to "country risk"

	12.31.2008				
SOURCE/CATEGORIES	SOURCE/ CATEGORIES	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE LOANS	COUNTRY RISK
A. Opening balance	**127,373**	**25,632**	**-**	**-**	**172,582**
- Sold but not derecognised	-	-	-	-	-
B. Increases	**431,255**	**29,233**	**127,700**	**33,480**	**107,929**
B.1 transfers from performing loans	143,794	20,489	126,201	-	9,224
B.2 Transfer form other impaired exposure categories	2,359	-	-	-	-
B.3 Other increases	285,102	8,744	1,499	33,480	98,705
C. Reductions	**204,247**	**5,047**	**-**	**33,480**	**104,074**
C.1 Transfers to performing loans	7,909	583	-	-	-
C.2 Derecognised items	19,313	-	-	-	-
C.3 Recoveries	7	1,735	-	-	3,101
C.4 Sales proceeds	123,732	-	-	19,566	-
C.5 Transfer to other impaired exposure categories	-	2,359	-	-	-
C.6 Other reductions	53,286	370	-	13,914	100,973
D. Closing balance	**354,381**	**49,818**	**127,700**	**-**	**176,436**
- Sold but not derecognised					

This table refers only to the Banking Group.

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

A.1.5 Balance-sheet exposures to banks: change in overall impairments

	12.31.2008				
SOURCE/CATEGORIES	SOURCE/ CATEGORIES	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE LOANS	COUNTRY RISK
A. Opening gross writedowns	**114,907**	**4,461**	-	-	**17,077**
- Sold but not derecognised	-	-	-	-	-
B. Increases	**195,798**	**40,587**	**117,065**	-	**4,300**
B.1 Writedowns	119,096	37,779	115,133	-	4,154
B.2 Transfers from other impaired exposure	2,359	-	-	-	-
B.3 Other increases	74,343	2,808	1,932	-	146
C. Reductions	**26,540**	**4,600**	-	-	**8,653**
C.1 Write backs from assessments	-	-	-	-	4,820
C.2 Write-backs from recoveries	2,216	1,696	-	-	588
C.3 Write-offs	19,313	-	-	-	-
C.4 Transfers to other impaired exposure	-	2,359	-	-	-
C.5 Other reductions	5,011	545	-	-	3,245
D. Final gross writedowns	**284,165**	**40,448**	**117,065**	-	**12,724**

This table refers only to the Banking Group.

A.1.6 On- and off-balance sheet exposure to customers: gross and net values

	AMOUNTS AS AT 12.31.2008			
EXPOSURE TYPES / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. BALANCE SHEET EXPOSURE				
A.1 Banking Group				
a) Non-performing loans	29,315,947	18,529,564	-	10,786,383
b) Doubtful loans	8,993,457	2,778,937	-	6,214,520
c) Restructured exposures	1,856,437	593,218	-	1,263,219
d) Past due	2,234,448	284,577	-	1,949,871
e) Country risk	69,105	X	7,631	61,474
f) Other assets	682,474,826	X	2,836,315	679,638,511
TOTAL A.1	**724,944,220**	**22,186,296**	**2,843,946**	**699,913,978**
A.2 Other companies				
a) Impaired	1,032	774	-	258
b) Others	6,090,175	X	-	6,090,175
TOTAL A.2	**6,091,207**	**774**	**-**	**6,090,433**
TOTAL A	**731,035,427**	**22,187,070**	**2,843,946**	**706,004,411**
B. OFF-BALANCE SHEET EXPOSURE				
B.1 Banking Group				
a) Impaired	2,069,252	305,136	-	1,764,116
b) Other	219,861,388	X	668,233	219,193,155
TOTAL B.1	**221,930,640**	**305,136**	**668,233**	**220,957,271**
B.2 Other Companies				
a) Impaired	-	-	-	-
b) Other	418,078	X	-	418,078
TOTAL B.2	**418,078**	**-**	**-**	**418,078**
TOTAL B	**222,348,718**	**305,136**	**668,233**	**221,375,349**

Off-balance sheet exposure comprises guarantees given, commitments and derivatives regardless of each transaction's classification category.
The gross exposure of credit derivatives for which protection has been sold corresponds to the sum of the face value and the positive fair value in respect of total rate of return swaps, to positive fair value in respect of credit spread swaps and to the notional value in respect of credit default products and credit linked notes.

Notes to the Consolidated Accounts (CONTINUED)

Part E) Risks and related risk management policies (CONTINUED)

A.1.7 Balance-sheet exposure to customers: gross change in impaired exposure subject to country risk

	12.31.2008				
SOURCE/CATEGORIES	NON- PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST-DUE LOANS	COUNTRY RISK
A. Opening balance - gross exposure	**28,045,375**	**5,967,488**	**1,707,367**	**1,877,619**	**41,804**
- Sold but not derecognised	*111,662*	*67,731*	*-*	*49,182*	*-*
B. Increases	**9,711,567**	**8,960,756**	**1,302,495**	**6,026,602**	**57,130**
B.1 Transfers from performing loans	4,423,760	5,154,584	788,429	4,277,429	1,575
B.2 Transfers from other impaired exposures	2,752,482	1,922,032	264,065	109,953	-
B.3 Other increases	2,535,325	1,884,140	250,001	1,639,220	55,555
C. Reductions	**8,440,995**	**5,934,787**	**1,153,425**	**5,669,773**	**29,829**
C.1 Transfers to performing loans	986,328	898,197	234,901	2,042,562	2,138
C.2 Derecognised items	2,652,501	128,238	27,985	904	1,906
C.3 Recoveries	2,406,897	1,962,231	251,348	399,911	11,630
C.4 Sales proceeds	992,900	68,103	6,845	755,165	-
C.5 transfers to other impaired exposures	433,774	2,459,911	371,043	1,783,804	-
C.6 Other reductions	968,595	418,107	261,303	687,427	14,155
D. Closing balance-gross exposure	**29,315,947**	**8,993,457**	**1,856,437**	**2,234,448**	**69,105**
- Sold but not derecognised	*192,426*	*127,363*	*5,558*	*145,805*	*-*

This table refers only to the Banking Group.

A.1.8 Balance-sheet exposures to customers: changes in overall impairment

	12.31.2008				
SOURCE/CATEGORIES	NON - PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE EXPOSURE	COUNTRY RISK
A. Total opening writedowns	**18,851,665**	**1,909,439**	**479,846**	**187,653**	**12,209**
- Sold but not derecognised	*38,210*	*15,711*	*-*	*5,086*	*-*
B. Increases	**5,657,405**	**2,205,128**	**390,334**	**375,472**	**777**
B.1 Writedowns	3,885,839	1,751,911	335,537	227,596	386
B.2 Transfers from other impaired exposure	672,208	157,895	24,994	21,234	-
B.3 Other increases	1,099,358	295,322	29,803	126,642	391
C. Reductions	**5,979,506**	**1,335,633**	**276,962**	**278,548**	**5,355**
C.1 Write-backs from assessments	505,052	141,815	16,413	22,585	2,121
C.2 Write-backs from recoveries	1,254,175	220,886	31,905	24,862	358
C.3 Write-offs	2,652,507	128,238	27,985	904	1,906
C.4 Transfers to other impaired exposure	63,850	553,651	100,603	158,227	-
C.5 Other reductions	1,503,922	291,043	100,056	71,970	970
D. Final gross writedowns	**18,529,564**	**2,778,937**	**593,218**	**284,577**	**7,631**
- Sold but not derecognised	*63,266*	*33,351*	*809*	*21,826*	*-*

This table refers only to the Banking Group.

A.2 Internal and external ratings

A.2.1 Balance-sheet and off-balance sheet exposure by external rating class (book values)

ESPOSIZIONI	AMOUNTS AS AT 12.31.2008							
	EXTERNAL RATING CLASSES							
	AAA/AA-	A+/A-	BBB+/BBB-	BB+/BB-	B+/B-	LOWER THAN B-	NO RATING	TOTAL
A. On-balance-sheet exposures	**129,691,398**	**65,414,527**	**60,448,523**	**100,987,110**	**28,414,042**	**23,873,102**	**423,799,752**	**832,628,454**
B. Derivative contracts	**61,264,678**	**109,020,514**	**15,473,112**	**545,714**	**342,875**	**589,488**	**65,464,749**	**252,701,130**
B.1 Financial derivative contracts	40,123,651	102,097,854	15,231,758	536,978	342,875	589,488	61,398,825	220,321,429
B.2 Credit derivatives	21,141,027	6,922,660	241,354	8,736	-	-	4,065,924	32,379,701
C. Guarantees given	**5,008,921**	**7,921,802**	**8,410,234**	**10,702,745**	**1,847,903**	**1,365,290**	**35,915,858**	**71,172,753**
D. Other commitments to disburse funds	**3,094,800**	**8,332,360**	**4,670,394**	**2,078,362**	**566,889**	**482,691**	**103,130,511**	**122,356,007**
Total	199,059,797	190,689,203	89,002,263	114,313,931	31,171,709	26,310,571	628,310,870	1,278,858,344

Impaired exposures are included in class "lower than B-".

The table details on- and off-balance sheet credits granted to counterparties rated by external rating agencies, which provide brief assessments of the creditworthiness of different classes of borrowers such as Sovereigns, Banks, Public-Sector Entities, Insurance Companies and (usually large) Enterprises.

The above disclosure refers to Standard and Poor's ratings, together with those of the other two large agencies, Moody's and Fitch.

Where more than one agency rating is available, the most prudential rating is assigned.

74% of rated counterparties were investment grade (i.e. BBB- to AAA) and 60% were highly-rated borrowers (AAA/AA- or A+/A-).

Unrated exposures, i.e. those with no external rating, were 49% of the portfolio, due to the fact that a considerable proportion of borrowers were private individuals or SMEs, which are not externally rated.

Notes to the Consolidated Accounts (CONTINUED)

Part E) Risks and related risk management policies (CONTINUED)

A.2.2 Balance-sheet and off-balance sheet exposure by internal rating class (book values)

	AMOUNTS AS AT 12.31.2008												
	INTERNAL RATING CLASSES										IMPAIRED ASSETS	NO RATING	TOTAL
EXPOSURES	1	2	3	4	5	6	7	8	9	10			
A. On-balance-sheet exposures	137,654,243	47,733,027	81,260,516	110,735,401	80,548,787	50,239,125	47,077,406	39,638,028	40,823,729	17,832,034	20,304,214	158,781,944	832,628,454
B. Derivative contracts	66,510,672	15,097,088	28,051,471	17,364,204	6,913,807	4,272,777	8,141,608	6,375,920	1,690,366	4,711,610	583,393	92,988,214	252,701,130
B.1 Financial derivative contracts	48,727,875	12,863,408	18,620,078	16,782,236	6,846,710	4,272,777	8,136,972	4,568,581	1,536,165	4,711,610	583,393	92,671,624	220,321,429
B.2 Credit derivatives	17,782,797	2,233,680	9,431,393	581,968	67,097	-	4,636	1,807,339	154,201	-	-	316,590	32,379,701
C. Guarantees given	5,095,139	8,673,199	8,949,464	11,295,951	5,145,971	5,537,690	6,179,344	3,719,989	2,797,864	890,160	1,017,196	11,870,786	71,172,753
D. Other commitments to disburse funds	12,702,509	8,037,693	12,922,406	10,116,088	6,422,929	4,917,383	7,242,278	3,193,891	7,432,156	1,463,228	173,836	47,731,610	122,356,007
Total	221,962,563	79,541,007	131,183,857	149,511,644	99,031,494	64,966,975	68,640,636	52,927,828	52,744,115	24,897,032	22,078,639	311,372,554	1,278,858,344

INTERNAL RATING CLASSES	PD RANGE
1	0 <= PD <= 0.0004
2	0.0004 < PD <= 0.0010
3	0.0010 < PD <= 0.0022
4	0.0022 < PD <= 0.0049
5	0.0049 < PD <= 0.0089
6	0.0089 < PD <= 0.0133
7	0.0133 < PD <= 0.0198
8	0.0198 < PD <= 0.0360
9	0.0360 < PD <= 0.1192
10	0.1192 < PD

The table contains on- and off-balance sheet exposures grouped according to the counterparties' internal rating.

Ratings are assigned to individual counterparties using Group banks' internally-developed models included in their credit risk management processes. The internal models validated by the regulators are either 'Group-wide' (e.g. for banks, multinationals and sovereigns) or bank-specific, by segment (e.g. retail or corporate).

The various rating scales of these models are mapped onto a single master-scale of 10 classes (illustrated in the table above) based on Probability of Default (PD).

62% of internally-rated exposures were investment grade (classes 1 to 4), while exposures towards unrated counterparties were 24% of the total. No rating is assigned to these counterparties as either they belong to a segment not yet covered by the models, or the appropriate model is still in the roll-out phase.

A.3 Distribution of secured exposure by type of security

A 3.1 Secured balance sheet exposure to banks and customers

	AMOUNTS AS AT 12.31.2008												
					PERSONAL GUARANTEES (2)								
		COLLATERALS (1)			CREDIT DERIVATIVES				LOAN GUARANTEES				
	AMOUNT OF THE EXPOSURE	PROPERTY	SECURITIES	OTHER ASSETS	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	TOTAL (1)+(2)
1. Secured exposures with banks													
1.1 totally secured	34,983,363	3,645	4,782,443	1,119,157	2,939	-	10,182	2,593	320,398	652,543	34,876,162	196,600	41,966,662
1.2 partially secured	58,826,569	34,552	5,563,705	141,803	-	-	-	692	717,031	562,556	901,640	35,600	7,957,579
2. Secured exposures with customers													
2.1 totally secured	231,592,047	177,256,915	6,068,278	39,716,159	-	-	4,210,863	134,263	3,182,577	5,150,272	7,112,963	44,514,875	287,347,165
2.2 partially secured	233,103,315	48,815,720	8,009,048	16,679,463	-	20,000	2,666,886	16,081	5,828,230	1,066,317	5,730,942	2,722,905	91,555,592

The amount shown in the "Amount of the Exposure" column is the net exposure.

A.3.2 Secured off-balance sheet exposure to banks and to customers

	AMOUNTS AS AT 12.31.2008												
					PERSONAL GUARANTEES (2)								
		COLLATERALS (1)			CREDIT DERIVATIVES				LOAN GUARANTEES				
	AMOUNT OF THE EXPOSURE	PROPERTY	SECURITIES	OTHER ASSETS	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	TOTAL (1)+(2)
1. Secured exposures to banks													
1.1 totally secured	458,068	-	38,173	140,969	-	-	140,000	-	-	-	219,590	3,615	542,347
1.2 partially secured	30,744,945	-	15,500	88,355	-	-	-	-	212	-	124,727	11,743	240,537
2. Secured exponsures to customers													
2.1 totally secured	34,960,255	14,507,817	2,335,384	21,396,783	-	-	2,617,081	-	570,290	88,703	5,030,933	5,676,233	52,223,224
2.2 partially secured	50,895,571	615,817	1,169,937	1,504,002	-	42,287	1,692,947	-	332,080	111,305	2,684,639	774,056	8,927,070

The amount shown in the "Amount of the Exposure" column is the net exposure.
Classification of exposures as "totally secured" or "partially secured" is made by comparing the gross exposure with the amount of the contractually agreed security.

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

A.3.3 Secured impaired balance sheet exposure to banks and to customers

	AMOUNTS AS AT 12.31.2008									
			GUARANTEES (FAIR VALUE)							
			COLLATERALS			PERSONAL GUARANTEES				
						CREDIT DERIVATIVES				
	AMOUNT OF THE EXPOSURE	SECURED AMOUNT	PROPERTY	SECURITIES	OTHER ASSETS	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCIAL COMPANIES
1. Secured exposures to bank									
1.1 above 150%	1	1	1	-	-	-	-	-	-
1.2 between 100% and 150%	-	-	-	-	-	-	-	-	-
1.3 between 50% and 100%	32,905	26,799	-	-	-	-	-	-	-
1.4 up to 50%	-	-	-	-	-	-	-	-	-
2. Secured exposures to customers									
2.1. above 150%	5,836,624	7,393,035	10,918,869	125,830	829,111	-	-	-	-
2.2 between 100% and 150%	1,475,316	1,542,184	923,894	70,493	332,808	-	-	8,842	-
2.3 between 50% and 100%	1,998,762	1,997,656	1,231,167	48,108	69,392	-	-	1,644	-
2.4 up to 50%	1,961,948	430,579	172,440	47,014	35,772	-	-	-	-

The amount shown in the "Amount of the Exposure" column is the net exposure.
Classification of exposures according to percentage cover is made by comparing the gross exposure with the amount of the contractually agreed security.

A.3.4 Secured impaired off-balance sheet exposure to banks and to customers

	AMOUNTS AS AT 12.31.2008								
			GUARANTEES (FAIR VALUE)						
						PERSONAL GUARANTEES			
			COLLATERALS			CREDIT DERIVATIVES			
	AMOUNT OF THE EXPOSURE	SECURED AMOUNT	PROPERTY	SECURITIES	OTHER ASSETS	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCIAL COMPANIES
1. Secured exposures to banks									
1.1 above 50%	-	-	-	-	-	-	-	-	-
1.2 between 100% and 150%	-	-	-	-	-	-	-	-	-
1.3 between 50% and 100%	-	-	-	-	-	-	-	-	-
1.4 up to 50%	2,396	35	-	-	-	-	-	-	-
2. Secured exposures to customers:									
2.1 above 150%	166,823	258,794	92,138	1,082	122,507	-	-	-	-
2.2 between 100% and 150%	98,718	101,303	17,777	974	60,426	-	-	-	-
2.3 between 50% and 100%	49,494	50,934	11,015	1,300	25,876	-	-	-	-
2.4 up to 50%	176,118	6,555	5,933	1,465	1,201	-	-	-	-

The amount shown in the "Amount of the Exposure" column is the net exposure.
Classification of exposures according to percentage cover is made by comparing the gross exposure with the amount of the contractually agreed security.

AMOUNTS AS AT 12.31.2008												
GUARANTEES (FAIR VALUE)											TOTAL	SURPLUS ON FAIR VALUE OF GUARANTEE/ COLLATERAL
PERSONAL GUARANTEES												
CREDIT DERIVATIVES			ENGAGEMENTS									
INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES			
-	-	-	-	-	-	-	-	-	-	1	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	5,173	-	21,627	-	-	-	-	26,800	1
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	536	146	4,386	6,859	571	149,444	1,425,065	13,460,817	6,067,782
-	-	-	603	3	3,615	384	6	110,284	436,595	1,887,527	345,343
-	-	-	31,027	800	136,470	13,157	-	90,968	284,500	1,907,233	-
-	-	-	2,649	6,229	72,453	52	-	3,563	91,444	431,616	1,037

AMOUNTS AS AT 12.31.2008												
GUARANTEES (FAIR VALUE)											TOTAL	EXCESS FAIR VALUE SECURITY
PERSONAL GUARANTEES												
CREDIT DERIVATIVES			LOAN GUARANTEES									
INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES			
										-	-
										-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	70	-	24,055	17,273	257,125	-
-	-	-	-	-	75	-	-	12,127	8,500	99,879	-
-	-	-	3,155	-	499	-	-	15,745	5,437	63,027	12,093
-	-	-	233	-	-	-	-	413	1,063	10,308	3,753

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

B. Distribution and concentration of credit

B.1 Distribution by segment of balance sheet and off-balance sheet exposure to customers

EXPOSURES /OFF-BALANCE	AMOUNTS AS AT 12.31.2008											
	GOVERNMENTS				OTHER PUBLIC ENTITIES				FINANCIAL COMPANIES			
	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO WRITEDOWNS	NET EXPOSURE
A. Balance sheet exposure												
A.1 Non performing loans	6,688	3,976	-	2,712	79,646	50,081	-	29,565	991,061	541,310	-	449,751
A.2 Doubtful loans	2	1	-	1	130,066	41,703	-	88,363	76,775	15,956	-	60,819
A.3 Restructured exposures	921	632	-	289	-	-	-	-	182,581	66,103	-	116,478
A.4 Expired exposures	647	128	-	519	4,086	1,377	-	2,709	32,272	1,377	-	30,895
A.5 Other exposures	56,230,135	X	51,218	56,178,917	24,182,908	X	16,276	24,166,632	56,640,695	X	145,588	56,495,107
TOTAL	56,238,393	4,737	51,218	56,182,438	24,396,706	93,161	16,276	24,287,269	57,923,384	624,746	145,588	57,153,050
B. Off - balance sheet exposures												
B.1 Non performing loans	2,345	528	-	1,817	47	19	-	28	11,727	1,989	-	9,738
B.2 Doubtful loans	-	-	-	-	19,123	1,675	-	17,448	8,024	-	-	8,024
B.3 Other impaired assets	-	-	-	-	5,736	539	-	5,197	10,256	-	-	10,256
B.4 Other exposures	2,696,944	X	326	2,696,618	4,020,301	X	648	4,019,653	42,143,942	X	513,694	41,630,248
TOTAL	2,699,289	528	326	2,698,435	4,045,207	2,233	648	4,042,326	42,173,949	1,989	513,694	41,658,266
TOTAL 12.31.2008	58,937,682	5,265	51,544	58,880,873	28,441,913	95,394	16,924	28,329,595	100,097,333	626,735	659,282	98,811,316
TOTAL 12.31.2007	35,804,414	1,429	23,934	35,779,051	18,131,659	70,899	27,122	18,033,638	101,098,638	404,398	407,789	100,286,451

AMOUNTS AS AT 12.31.2008											
INSURANCE COMPANIES				NON FINANCIAL COMPANIES				OTHER ENTITIES			
GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO WRITEDOWNS	NET EXPOSURE
47,418	27,137	-	20,281	18,390,694	11,583,128	-	6,807,566	9,800,440	6,323,932	-	3,476,508
18,230	3,069	-	15,161	5,275,759	1,675,119	-	3,600,640	3,492,625	1,043,089	-	2,449,536
1,716	71	-	1,645	1,574,377	488,721	-	1,085,656	96,842	37,691	-	59,151
427	75	-	352	1,443,139	136,745	-	1,306,394	753,877	144,875	-	609,002
3,059,104	X	4,029	3,055,075	355,120,775	X	1,622,565	353,498,210	187,310,314	X	1,004,267	186,306,047
3,126,895	**30,352**	**4,029**	**3,092,514**	**381,804,744**	**13,883,713**	**1,622,565**	**366,298,466**	**201,454,098**	**7,549,587**	**1,004,267**	**192,900,244**
292	116	-	176	511,295	174,444	-	336,851	37,213	9,034	-	28,179
7	2	-	5	1,141,284	38,485	-	1,102,799	11,729	408	-	11,321
7,597	1,924	-	5,673	289,409	70,334	-	219,075	13,168	5,639	-	7,529
2,051,832	X	762	2,051,070	151,399,233	X	77,609	151,321,624	17,549,136	X	75,194	17,473,942
2,059,728	**2,042**	**762**	**2,056,924**	**153,341,221**	**283,263**	**77,609**	**152,980,349**	**17,611,246**	**15,081**	**75,194**	**17,520,971**
5,186,623	**32,394**	**4,791**	**5,149,438**	**535,145,965**	**14,166,976**	**1,700,174**	**519,278,815**	**219,065,344**	**7,564,668**	**1,079,461**	**210,421,215**
6,261,027	**32,229**	**907**	**6,227,891**	**541,455,593**	**14,507,718**	**1,950,526**	**524,997,349**	**238,172,150**	**6,595,314**	**970,572**	**230,606,264**

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

B.3 Distribution of balance sheet and off-balance sheet exposure to customers by geographic area (BV)

EXPOSURES/ GEOGRAPHICAL AREAS	AMOUNTS AS AT 12.31.2008									
	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. Balance sheet exposures										
A.1 Non-performing loans	16,494,149	5,925,660	11,886,527	4,550,896	335,111	119,708	277,710	94,621	322,450	95,498
A.2 Doubtful loans	5,933,255	3,930,478	2,312,148	1,722,450	1,250	862	666,695	497,219	80,109	63,511
A.3 Restructured exposures	745,838	667,698	869,275	454,605	146,752	84,984	36	2	94,536	55,930
A.4 Expired exposures	1,904,450	1,677,633	325,838	269,208	2,917	1,809	1,167	956	76	265
A.5 Other exposures	297,697,991	296,497,015	344,178,243	343,031,884	19,733,718	19,635,786	12,609,856	12,285,085	8,324,123	8,250,215
TOTAL	**322,775,683**	**308,698,484**	**359,572,031**	**350,029,043**	**20,219,748**	**19,843,149**	**13,555,464**	**12,877,883**	**8,821,294**	**8,465,419**
B. Off-balance sheet exposures										
B.1 Non performing loans	106,401	85,069	450,087	300,330	1,553	430	3,413	2,505	-	-
B.2 Doubtful loans	209,425	198,743	785,606	752,101	101	68	-	-	-	-
B.3 Other impaired assets	392,227	390,237	70,299	377	-	-	-	-	50,140	34,256
B.4 Other exposures	47,080,580	46,558,442	143,467,305	135,614,516	16,462,995	16,458,170	4,639,685	12,421,298	8,210,823	8,140,729
TOTAL	**47,788,633**	**47,232,491**	**144,773,297**	**136,667,324**	**16,464,649**	**16,458,668**	**4,643,098**	**12,423,803**	**8,260,963**	**8,174,985**
TOTAL 12.31.2008	**370,564,316**	**355,930,975**	**504,345,328**	**486,696,367**	**36,684,397**	**36,301,817**	**18,198,562**	**25,301,686**	**17,082,257**	**16,640,404**
TOTAL 12.31.2007	**357,779,246**	**344,481,869**	**527,127,115**	**516,041,684**	**32,048,953**	**31,733,002**	**13,170,921**	**12,951,492**	**10,797,246**	**10,722,597**

B.4 Distribution of balance sheet and off-balance sheet exposure to banks by geographic area (BV)

EXPOSURES/ GEOGRAPHICAL AREAS	AMOUNTS AS AT 12.31.2008									
	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. Balance sheet exposures										
A.1 Non-performing loans	913	913	234,053	59,807	117,779	8,838	1,269	481	367	177
A.2 Doubtful loans	7	-	15,244	1,982	6,958	1,064	6,033	4,575	21,576	1,749
A.3 Restructured exposures	-	-	127,700	10,635	-	-	-	-	-	-
A.4 Expired exposures	-	-	-	-	-	-	-	-	-	-
A.5 Other exposures	21,248,572	21,247,836	95,423,857	95,432,281	5,445,347	5,444,744	3,711,162	3,710,171	6,822,546	6,789,223
TOTAL	**21,249,492**	**21,248,749**	**95,800,854**	**95,504,705**	**5,570,084**	**5,454,646**	**3,718,464**	**3,715,227**	**6,844,489**	**6,791,149**
B. Off-balance sheet exposures										
B.1 Non-performing loans	-	-	2,396	2,396	19,792	7,912	-	-	-	-
B.2 Doubtful loans	-	-	-	-	-	-	-	-	-	-
B.3 Other impaired assets	1	1	-	-	-	-	-	-	-	-
B.4 Other exposures	75,998,798	75,994,384	132,432,115	132,428,928	10,895,578	10,894,300	4,340,756	4,339,495	1,605,609	1,605,202
TOTAL	**75,998,799**	**75,994,385**	**132,434,511**	**132,431,324**	**10,915,370**	**10,902,212**	**4,340,756**	**4,339,495**	**1,605,609**	**1,605,202**
TOTAL 12.31.2008	**97,248,291**	**97,243,134**	**228,235,365**	**227,936,029**	**16,485,454**	**16,356,858**	**8,059,220**	**8,054,722**	**8,450,098**	**8,396,351**
TOTAL 12.31.2007	**49,637,090**	**49,611,762**	**244,167,800**	**244,146,126**	**18,624,966**	**18,533,706**	**9,381,582**	**9,377,596**	**7,974,391**	**7,953,627**

B5 Large exposures (according to supervisory regulations)

There are no large exposures to be reported.

C. Securitisation and sale transactions

C.1 Securitisation transactions

QUALITATIVE INFORMATION

The Group's main objectives in its securitization transactions (whether traditional or synthetic) are the optimization of the loan portfolio by freeing up regulatory and economic capital and obtaining fresh liquidity together with greater diversification of its sources of funding.
The difficulties in the markets made it advisable to use securitization as a means of increasing counterbalancing capacity, i.e. the availability of assets that can readily be used to create liquidity, by retaining the securities issued by the vehicle within the Group.

Analysis and realization of securitization transactions are carried out within the Parent in close cooperation with the Group entities involved and the Markets & Investment Banking Division. This process requires an economic feasibility study to assess the impact of transactions (according to their nature and aims), on regulatory and economic capital, on risk-adjusted profitability measures and on the level of Group's liquidity. If this initial phase produces a positive result, a technical and operational feasibility study is carried out to identify the assets to be securitized and design the structure of the transaction. Once technical feasibility has been established, the transaction is realized.

In 2008 the Group carried out thirteen transactions, of which six were traditional and seven synthetic:

Locat S.p.A.	- Locat SV - Series 1 - 2008 (traditional) - Locat SV - Series 2 - 2008 (traditional)
UniCredit Banca per la Casa S.p.A. (now UniCredit Consumer Financing Bank S.p.A.)	- Cordusio RMBS Securitisation - Serie 2008 (traditional)
UniCredit Corporate Banking S.p.A.	- Cordusio SME 2008 -1 (synthetic)
Bayerische Hypo und Vereinsbank AG	- Geldilux - TS - 2008 (traditional) - Rosenkavalier 2008 (traditional) - Building Comfort 2008 (synthetic) - HVB SFA - 1 - 2008 (synthetic) - HVB SFA - 2 - 2008 (synthetic) - HVB SFA - 3 - 2008 (synthetic)
Bayerische Hypo und Vereinsbank AG (67,9%) and UniCredit Bank Austria AG (32,1%)	- EuroConnect SME 2008 (synthetic)
UniCredit Bank Austria AG	- BA SFA - 1 - 2008 (synthetic)
Leasfinanz Gmbh	- Galleon 2008 (traditional)

Details are given in the following charts, which also describe transactions carried out in previous accounting periods.

Part E) Risks and related risk management policies (CONTINUED)

Some of the above synthetic securitizations carried out in 2008 used the Supervisory Formula Approach as required under Basel II.

Where there is no eligible external rating, this approach requires the calculation of the regulatory capital requirement for each tranche of a securitization should use the following five elements:

1. The capital requirement on the securitized assets calculated using the IRB approach (kIRB)
2. The level of credit support of the tranche in question
3. The thickness of the tranche
4. The number of securitized assets
5. Average LGD.

Using the Supervisory Formula Approach it is possible to calculate the amount of risk equivalent to the rating of a senior tranche, the remainder being subordinated and classified as junior.

In 2008, under Group reorganisation following the combination with Capitalia:

- Bipop Carire S.p.A. was absorbed by UniCredit S.p.A. and its residential mortgage business was simultaneously transferred to UniCredit Banca per la Casa (now UniCredit Consumer Financing Bank S.p.A.).
- On the absorption of the original UniCredit Banca S.p.A., Banca di Roma S.p.A. and Banco di Sicilia S.p.A. by UniCredit S.p.A. their residential mortgage business was transferred to UniCredit Banca per la Casa S.p.A. (now UniCredit Consumer Financing Bank S.p.A.).
- Fineco Bank S.p.A.'s residential mortgage business was partly split off to UniCredit Banca per la Casa S.p.A. (now UniCredit Consumer Financing Bank S.p.A.).

Consequently all the contractual relationships under outstanding securitizations of these banks were assumed by UniCredit Banca per la Casa S.p.A. (now UniCredit Consumer Financing Bank S.p.A.).

The Group is also an investor, sponsor and lead manager, mainly through its Markets and Investment Banking Division; when it has the lead-manager role it concentrates on deals where it is bookrunner, since in this case information on the transaction is more complete and accessible.

Current market conditions influenced sponsor and investor transactions, in that stricter monitoring of exposures was required.

In its role as sponsor the Group purchased Asset-Backed Commercial Paper issued by sponsored conduits. This meant that these vehicles were consolidated as from 2007.

With regard to investment in other parties' securitizations, i.e. structured credit products, these instruments were ring-fenced in a separate portfolio managed with a view to maximizing future cash flow.

Given the asset quality of the underlyings, the best business strategy was considered to be retention in the bank's books.

In this regard, it is noted that managerial strategy was transposed for accounting purposes by reclassifying structured credit products from Held for trading financial assets to Loans and receivables with customers (See also Part B) Assets).

In line with the above management principles, risk monitoring and maximizing profit on securitization transactions is achieved by:

- analyzing the monthly or quarterly investor reports produced by the Trustee, paying special attention to the performance of the collateral
- monitoring similar transactions' collateral performance and issues of similar paper
- watching the market fundamentals of the underlying credit and
- staying in constant contact with the investors and, where collateral is managed, with the managers and analysts of the Collateral Manager.

Furthermore each portfolio is assigned a VaR limit by Risk Management. This is monitored bearing in mind the correlations. The Group has spread curves for each rating and product (asset backed securities, mortgage backed securities, etc.) and uses them to calculate risk, in the same way as other instruments in its portfolio. The method used is in line with other sources of market risk, and enables us to estimate the possible effects of diversification and to aggregate the VaR with other sections of the trading portfolio.

BUY-BACK OF SECURITIZED ASSETS (GARDA 1 AND VELITES)

In 2008, on authorization by Banca d'Italia, the following securitizations were closed out:

- Garda Securitisation Series 2001-1 - originated by Bipop-Carire S.p.A. and FinecoBank S.p.A.

and

- Velites - originated by FinecoBank S.p.A.

The underlying assets had been derecognized by the originators as prescribed by the then ruling accounting principles.

The originators bought back the residual underlying mortgage loans at fair value.

The fair value of the loans outstanding at the buy-back date was €897m (of which €434m relating to Fineco and €463m to Bipop).

These loans were recognized in the originators' accounts at face value less write-downs viz. €821m (of which €386m relating to Fineco and €435m relating to Bipop) and the negative difference from the buy-back fair value, net of the tax effect, was €52m (of which €32m relating to Fineco and €20m relating to Bipop) and was taken to equity.

The originators' equity benefited from a €12m positive difference (of which €6m relating to Fineco and €6m to Bipop) - net of the tax effect and gains on disposal up to the amount of prior-year write-downs (€10m, entirely attributable to Fineco) - between the redemption and carrying value of the bonds retained by the originators (and recognized in item 40 Available-for-sale financial assets) on initiating the securitizations now closed out.

The net effect of closing out these securitizations was a €41m reduction in shareholders' equity (of which €27m relating to Fineco and €14m relating to Bipop) and a €10m gain recognized in income statement item 100 Gains on disposals, entirely relating to FinecoBank S.p.A.

Part E) Risks and related risk management policies (Continued)

ORIGINATOR: UniCredit S.p.A. (ex Capitalia S.p.A., ex Banca di Roma S.p.A.)	
STRATEGIES, PROCESSES AND GOALS:	The goal of the transactions was largely to finance non-performing loan portfolios, diversify sources of funding, improve asset quality and enhance the portfolio with management focused on recovery transactions.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	The securitization portfolio is monitored on an ongoing basis as a part of servicing activities and is recorded in quarterly reports with a breakdown of loan status and the trend of recoveries.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Reporting related to the monitoring of portfolio collections takes the form of a report to senior management and the board of directors.
HEDGING POLICIES:	Special purpose vehicles enter into IRS and interest rate cap contracts in order to hedge structure-related risk and risk due to the difference between the variable-rate return for the securities issued and the return anticipated from recoveries from the portfolio acquired.
OPERATING RESULTS:	At year-end 2008 profits from existing transactions largely reflected the impact of cash flows from collections for the original defaulting loan portfolio. To be specific, collections for the year totaled € 138.81 million (€ 36.77 million for Trevi Finance, € 53.41million for Trevi 2 and € 48.63 million for Trevi 3).

Transactions previous periods				
TYPE OF SECURITISATION:	TREVI FINANCE		TREVI FINANCE 2	
Type of securitisation:	traditional		traditional	
Originator:	Banca di Roma S.p.A		Banca di Roma S.p.A. 89%, Mediocredito di Roma S.p.A. 11%	
Issuer:	Trevi Finance S.p.A.		Trevi Finance N. 2 S.p.A.	
Servicer:	UniCredit S.p.A.		UniCredit S.p.A.	
Arranger:	"Finanziaria Internazionale securitization Group S.p.a. PARIBAS"		Finanziaria Internazionale securitization Group S.p.a., BNP Paribas Group, Banca di Roma S.p.A.	
Target transaction:	Funding		Funding	
Type of asset:	ordinary loans - mortgage loans		ordinary loans - mortgage loans	
Quality of asset:	non performing	special purpose loan	non performing	special purpose loan
Closing date:	21/07/1999		20/04/2000	
Nominal Value of disposal portfolio:	2,689,000,000 €	94,000,000 €	2,425,000,000 €	98,000,000 €
Guarantees issued by the Bank:	Redemption of mezzanine securities C1 and C2 in issue		Redemption of mezzanine securities in issue	
Guarantees issued by Third Parties:	-		ABN AMRO engagement for € 250,000,000 to guarantee the line of credit	
Bank Lines of Credit:	€ 438,189,898 to the vehicle to support its liquidity		€ 380,000,000 to the vehicle to support its liquidity	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	The principal amount of the D-class security underwritten by the Bank is guaranteed to maturity by zero coupon bonds issued by primary supranational and/or governmental institutions. The value of these collateral securities as at 12.31.2008 was € 152,714,510.11.		The principal amount of the D-class security, fully acquired by Capitalia SpA (now UniCredit SpA) in the context of the partial non-proportional spin-off of MCC to Capitalia, is guaranteed up to its maturity by zero coupon bonds issued by primary supranational and/or governmental institutions. The value of these collateral securities as at 12.31.2008 was € 160,871,986.63.	
Rating Agencies:	Moody's / Duff & Phelps / Fitch			
Amount of CDS or other supersenior risk transferred:	-		-	

Continued: ORIGINATOR: UniCredit S.p.A. (ex Capitalia S.p.A., ex Banca di Roma S.p.A.) transactions previous periods

TYPE OF SECURITISATION:	TREVI FINANCE		TREVI FINANCE 2	
Amount and Conditions of tranching:				
- ISIN	XS0099839887	XS0099847633	XS0110624409	XS0110624151
- Type of security	Senior	Mezzanine	Senior	Senior
- Class	A	B	A	B
- Rating	-	Aaa/A-/AAA	-	-
- Nominal value issued	620,000,000 €	155,000,000 €	650,000,000 €	200,000,000 €
- Nominal value at the end of accounting period	0 €	0 €	0 €	0 €
- ISIN	XS0099850934	XS0099856899	XS0110774808	XS0110770483
- Type of security	Mezzanine	Mezzanine	Mezzanine	Junior
- Class	C1	C2	C	D
- Rating	n.r.	n.r.	n.r.	n.r.
- Nominal value issued	206,500,000 €	210,700,000 €	355,000,000 €	414,378,178 €
- Nominal value at the end of accounting period	206,500,000 €	357,632,958 €	639,161,452 €	414,378,178 € (from 6/02/2009 217,499,114 €)
- ISIN	IT0003364228			
- Type of security	Junior			
- Class	D			
- Rating	n.r.			
- Nominal value issued	343,200,000 €			
- Nominal value at the end of accounting period	343,200,000 € (from 18/02/2009 173,255,572 €)			

ORIGINATOR UniCredit S.p.A. (ex CAPITALIA S.p.A., ex BANCA DI ROMA S.p.A.)

NAME	TREVI FINANCE 3		ENTASI
Type of securitisation:	traditional		traditional
Originator:	Banca di Roma S.p.A. 92.2%. Mediocredito Centrale S.p.A. 5.2% Leasing Roma S.p.A. 2.6%		Banca di Roma S.p.A
Issuer:	Trevi Finance N. 3 Srl		Entasi Srl
Servicer:	UniCredit S.p.A.		UniCredit S.p.A.
Arranger:	"Finanziaria Internazionale securitization Group S.p.A. ABN AMRO, MCC S.p.A."		Capitalia S.p.A.
Target transaction:	Funding		Funding
Type of asset:	ordinary loans - mortgage loans		Collateralised bond obligation
Quality of asset:	non performing	special purpose loan	Trevi Finance 3 classes C1 and C2 securities
Closing date:	25/05/2001		28/06/2001
Nominal Value of disposal portfolio:	2,745,000,000 €	102,000,000 €	320,000,000 €
Guarantees issued by the Bank:	Redemption of mezzanine securities in issue		Commitment in case of events entitling to early redemption of securities in issue or to the repurchase of Trevi Finance 3 notes at a price sufficient to redeem Entasi securities. The same commitment applies if Trevi Finance 3 exercises the early redemption option of C1 securities.
Guarantees issued by Third Parties:	ABN AMRO engagement for €275,000,000 to guarantee the line of credit		-

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Continued: ORIGINATOR UniCredit S.p.A. (ex CAPITALIA S.p.A., ex BANCA DI ROMA S.p.A.)

NAME	TREVI FINANCE 3		ENTASI	
Bank Lines of Credit :	€ 355.000.000 to the vehicle company in order to support its liquidity		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	The principal amount of the D-class security underwritten by the Bank is guaranteed up to its maturity by zero coupon bonds issued by primary supranational and/or governmental institutions. The value of these collateral securities as at 12.31.2008 was € 160,350,877.85. The C1 and C2 classes were fully underwritten by the Bank and then restructured for their disposal. These securities were sold (for a nominal amount of €320 milllion) to Entasi Srl, which placed them in the market with institutional investors.		As at 12.31.2008 the portfolio of UniCredit S.p.A. (former Capitalia S.p.A.) includes ENTASI securities with a face value of € 110,087,000.	
Rating Agencies:	Moody's / S&P / Fitch		Moody's	
Amount of CDS or other supersenior risk transferred:	-		-	
Amount and Conditions of tranching:			ENTASI Series 2001-1	ENTASI Series 2001-2
- ISIN	XS0130116568	XS0130117020	IT0003142996	IT0003143028
- Type of security	Senior	Mezzanine	Senior	Senior
- Class	A	B	Serie 1	Serie 2
- Rating	Aaa/AAA/AAA	Aa1/A-/AA-	A1	A1
- Nominal value issued	600,000,000 €	150,000,000 €	160,000,000 €	160,000,000 €
- Nominal value at the end of accounting period	8,502,000 €	150,000,000 €	160,000,000 €	160,000,000 €
- ISIN	XS0130117459	XS0130117616		
- Type of security	Mezzanine	Mezzanine		
- Class	C1	C2		
- Rating	-	-		
- Nominal value issued	160,000,000 €	160,000,000 €		
- Nominal value at the end of accounting period	286,245,821 €	282,648,438 €		
- ISIN	IT0003355911			
- Type of security	Junior			
- Class	D			
- Rating	n,r,			
- Nominal value issued	448,166,000 €			
- Nominal value at the end of accounting period	448,166,000 €			

ORIGINATOR UniCredit S.p.A. (ex CAPITALIA S.p.A., ex BANCA DI ROMA S.p.A.)

STRATEGIES, PROCESSES AND GOALS:	The goal of the transactions was largely to finance portfolios, diversify sources of funding and improve asset quality.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	The securitization portfolio is monitored on an ongoing basis by the servicing company and is recorded in quarterly reports with a breakdown of security status and the trend of repayments.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Reporting produced by servicing companies on the monitoring of portfolio collections is forwarded to senior management and the board of directors.
HEDGING POLICIES:	Special purpose vehicles enter into IRS contracts in order to hedge rate risk related to the structure of underlying securities.
OPERATING RESULTS:	The results achieved up to the present are broadly in line with expectations; payments received from the portfolio acquired ensured punctual and full payment to security holders and other parties to the transaction.

NAME	CAESAR FINANCE		CAESAR FINANCE 2000	
Type of securitisation:	traditional		traditional	
Originator:	Banca di Roma S.p.A		Banca di Roma S.p.A	
Issuer:	Caesar Finance S.A.		Caesar Finance 2000 S.A.	
Servicer:	Bank of New York		Bank of New York	
Arranger:	Donaldson, Lufkin & Jenrette		Banca di Roma S.p.A - Donaldson, Lufkin & Jenrette - Mittel Capital Markets	
Target transaction:	Funding		Funding	
Type of asset:	Collateralised bond obligation		Collateralised bond obligation	
Quality of asset:	performing		performing	
Closing date:	5/11/1999		02/06/2000	
Nominal Value of disposal portfolio:	360,329,000 €		500,000,000 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		-	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		-	
Rating Agencies:	Fitch / Moody's		-	
Amount of CDS or other supersenior risk transferred:	-		-	
Amount and Conditions of tranching:				
- ISIN	XS0103928452	XS0103929773	XS0112001762	XS0112001929
- Type of security	Senior	Junior	Senior	Mezzanine
- Class	A	B	A	B
- Rating	AAA/Aaa	n,r,	-	-
- Nominal value issued	270,000,000 €	90,329,000 €	410,000,000 €	39,000,000 €
- Nominal value at the end of accounting period	0 €	79,502,166 €	0 €	0 €
- ISIN			XS0112002653	
- Type of security			Junior	
- Class			C	
- Rating			n,r,	
- Nominal value issued			51,000,000 €	
- Nominal value at the end of accounting period			51,000,000 €	

Part E) Risks and related risk management policies (CONTINUED)

ORIGINATOR: UNICREDIT BANCA PER LA CASA S.p.A. (now UNICREDIT CONSUMER FINANCING BANK S.p.A.)	
STRATEGIES, PROCESSES AND GOALS:	The main goals of the Strategic Instructions are competitive rate funding and for large amounts the development of long term loans, with structured freeing up of capital for new investments. The main benefits are: - better matching of maturities; - diversification of funding sources; - freeing up capital under current rules; - widening of investor base with lower funding costs.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	All accounting matters and repayments are monitored on an ongoing basis as part of the Servicer Activity of UniCredit Banca per la Casa SpA or through UniCredit Banca SpA with the help of other companies of Group (specially for collecting impared loans UniCredit Gestione Crediti SpA, and defaulting loans Ge.Mo division of UniCredit Banca Spa. Both oh them are Subsidiary Servicer provided for specific contract).
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	UniCredit Banca per la Casa SpA set up a Coordination Structure (Staff Securitisation) in its Accounts Department which manages, with help of Specific staff, all accounting matters, repayments and loans. It also draws up quarterly reports, as required by the agreements with the SPV and transaction counterparties. The Board of UniCredit Banca per la casa SpA is provided with a report with a break down of repayments and the status of loans.
HEDGING POLICIES:	The Special Purpose Vehicle bought IRSs as a fair value hedge and Basis Swaps as a cash flow hedge (and related back to back between Originator and Counterparty).
OPERATING RESULTS:	At end-2008 profits from existing securitisations were broadly in line with the cash flow estimates made on start-up and subsequent projections; they depend on the amount of defaults (these are very limited and insignificant) and prepayments occurring in the period.

New transactions 2008

NAME	CORDUSIO RMBS SECURITISATION - SERIE 2008
Type of securitisation:	Traditional
Originator:	UniCredit Banca per la Casa S.p.A.
Issuer:	Cordusio RMBS Securitisation S.r.l.
Servicer:	UniCredit Banca S.p.A.
Arranger:	Bayerische Hypo und- Vereinsbank, AG London Branch
Target transaction:	Liberazione Capitale Regolamentare / Funding / Trasformazione delle scadenze
Type of asset:	Portafoglio mutui ipotecari residenziali
Quality of Asset:	in bonis
Closing date:	13/11/2008
Nominal Value of disposal portfolio:	23,789,098,370 €
Net amount of preexinting writedown/writebacks:	23,789,098,370 €
Disposal Profit & Loss realized:	-
Portfolio disposal price:	23,789,098,370 €
Guarantees issued by the Bank:	-
Guarantees issued by Third Parties:	-
Bank Lines of Credit:	-
Third Parties Lines of Credit:	-
Other Credit Enhancements:	UniCredit Banca per la Casa S.p.A has granted SPV a subordinated loan of 150 million euro.
Other relevant information:	Transaction has been restructured at beginning of 2009 through granting SPV further subordinated loan of 730 million euro to obtain upgrade of tranche Senior of Portfolio.

Continued: ORIGINATOR: UNICREDIT BANCA PER LA CASA S.p.A. (now UNICREDIT CONSUMER FINANCING BANK S.p.A.)

NAME	CORDUSIO RMBS SECURITISATION - SERIE 2008	
Rating Agencies:	Moody's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004431208	IT0004431281
- Type of security	Senior	Junior
- Class	A	B
- Rating	A1 (from 18/02/2009 Aaa)	n.r.
- Where listed	Dublin	-
- Issue date	13-11-2008	13-11-2008
- Legal maturity	31-12-2060	31-12-2060
- Call option	Clean-up Call	Clean-up Call
- Expected duration	8	8
- Rate	Euribor 3m + 100 b.p.	Euribor 3m + 500 b.p.
- Subordinated level	-	Sub A
- Nominal value issued	22,250,000,000 €	1,539,098,370 €
- Nominal value at the end of accounting period	22,250,000,000 €	1,539,098,370 €
- Security subscribers	UniCredit Banca per la Casa S.p.A.	
Distribution of securitised assets by area:		
Italy - Northwest	8,092,213,884 €	
- Northeast	6,493,970,656 €	
- Central	6,411,983,746 €	
- South and Islands	2,790,930,083 €	
Other European Countries - E.U. countries	-	
- not U.E. countries	-	
America	-	
Rest of the World	-	
TOTAL	**23,789,098,370 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	23,789,098,370 €	
TOTAL	**23,789,098,370 €**	

Part E) Risks and related risk management policies (Continued)

ORIGINATOR: UNICREDIT BANCA PER LA CASA S.p.A. (now UNICREDIT CONSUMER FINANCING BANK S.p.A.)		
TRANSACTIONS PREVIOUS PERIODS		
NAME	CORDUSIO RMBS 3 - UBCASA 1	
Type of securitisation:	Traditional	
Originator:	UniCredit Banca per la Casa S.p.A.	
Issuer:	Cordusio RMBS 3 - UBCasa 1 S.r.l.	
Servicer:	UniCredit Banca per la Casa S.p.A.	
Arranger:	UniCredit Banca Mobiliare S.p.A.	
Target transaction:	Capital Relief / Funding / mismatching maturity	
Type of asset:	Private Mortgage Loans	
Quality of Asset:	in bonis	
Closing date:	20/11/2006	
Nominal Value of disposal portfolio:	2,495,969,425 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	UniCredit Banca per la Casa S.p.A. has granted SPV a subordinated loan of 14,976 million euro, at the end of accounting period amount of tranche capital is equal to 4,475 million euro.	
Other relevant information:	-	
Rating Agencies:	Fitch /Moody's / Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004144884	IT0004144892
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
- Nominal value issued	600,000,000 €	1,735,000,000 €
- Nominal value at the end of accounting period	0 €	1,653,611,497 €
- ISIN	IT0004144900	IT0004144934
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA /Aa1 / AA	A+ / A1 /A+
- Nominal value issued	75,000,000 €	25,000,000 €
- Nominal value at the end of accounting period	75,000,000 €	25,000,000 €
- ISIN	IT0004144959	IT0004144967
- Type of security	Mezzanine	Junior
- Class	D	E
- Rating	BBB+ /Baa2 /BBB+	n.r.
- Nominal value issued	48,000,000 €	12,969,425 €
- Nominal value at the end of accounting period	48,000,000 €	12,969,425 €

ORIGINATOR: UNICREDIT BANCA PER LA CASA S.p.A. (now UNICREDIT CONSUMER FINANCING BANK S.p.A.) ex UNICREDIT BANCA S.p.A.

NAME	CORDUSIO RMBS SECURITISATION SERIE 2007		CORDUSIO RMBS SECURITISATION - SERIE 2006 (EX CORDUSIO RMBS 2)		CORDUSIO RMBS	
Type of securitisation:	Traditional		Traditional		Traditional	
Originator:	UniCredit Banca S.p.A.		UniCredit Banca S.p.A.		UniCredit Banca S.p.A.	
Issuer:	Cordusio RMBS Securitisation S.r.l.		Cordusio RMBS Securitisation S.r.l. (ex Cordusio RMBS 2 S.r.l.)		Cordusio RMBS S.r.l.	
Servicer:	UniCredit Banca S.p.A.		UniCredit Banca S.p.A.		UniCredit Banca S.p.A.	
Arranger:	Bayerische Hypo und Vereinsbank AG, London Branch		UniCredit Banca Mobiliare S.p.A		Euro Capital Structures Ltd	
Target transaction:	Capital Relief / Funding / mismatching maturity		Capital Relief / Funding / mismatching maturity		Capital Relief / Funding / mismatching maturity	
Type of asset:	Private Mortgage Loans		Private Mortgage Loans		Private Mortgage Loans	
Quality of Asset:	performing		performing		performing	
Closing date:	24/05/2007		10/07/2006		6/05/2005	
Nominal Value of disposal portfolio:	3,908,102,838 €		2,544,388,351 €		2,990,089,151 €	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	-		-		-	
Bank Lines of Credit:	-		-		-	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	UniCredit Banca per la Casa SpA has granted SPV a subordinated loan of 1,667 million euro		-		-	
Other relevant information:	-		-		-	
Rating Agencies:	Fitch /Moody's / Standard & Poor's		Fitch /Moody's / Standard & Poor's		Fitch /Moody's /Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Amount and Conditions of tranching:						
- ISIN	IT0004231210	IT0004231236	IT0004087158	IT0004087174	IT0003844930	IT0003844948
- Type of security	Senior	Senior	Senior	Senior	Senior	Senior
- Class	A1	A2	A1	A2	A1	A2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA	AAA/Aaa/AAA	AAA/Aaa/AAA	AAA/Aaa/AAA	AAA/Aaa/AAA
- Nominal value issued	703,500,000 €	2,227,600,000 €	500,000,000 €	1,892,000,000 €	750,000,000 €	2,060,000,000 €
- Nominal value at the end of accounting period	0 €	2,084,012,245 €	0 €	1,586,034,463 €	0 €	1,435,893,336 €
- ISIN	IT0004231244	IT0004231285	IT0004087182	IT0004087190	IT0003844955	IT0003844963
- Type of security	Senior	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	A3	B	B	C	B	C
- Rating	AAA/Aaa/AAA	AA/Aa1/AA	AA /Aa1 / AA	BBB+ / Baa2 / BBB	AA+/Aa1/AAA	BBB/Baa1/BBB
- Nominal value issued	738,600,000 €	71,100,000 €	45,700,000 €	96,000,000 €	52,000,000 €	119,200,000 €
- Nominal value at the end of accounting period	738,600,000 €	71,100,000 €	45,700,000 €	96,000,000 €	52,000,000 €	119,200,000 €

Part E) Risks and related risk management policies (Continued)

Continued: ORIGINATOR: UNICREDIT BANCA PER LA CASA S.p.A. (now UNICREDIT CONSUMER FINANCING BANK S.p.A.) ex UNICREDIT BANCA S.p.A.

NAME	CORDUSIO RMBS SECURITISATION SERIE 2007		CORDUSIO RMBS SECURITISATION - SERIE 2006 (EX CORDUSIO RMBS 2)		CORDUSIO RMBS	
- ISIN	IT0004231293	IT0004231301	IT0004087216		IT0003844971	
- Type of security	Mezzanine	Mezzanine	Junior		Junior	
- Class	C	D	D		D	
- Rating	A/A1/A	BBB/Baa2/BBB	n.r.		nr	
- Nominal value issued	43,800,000 €	102,000,000 €	10,688,351 €		8,889,150 €	
- Nominal value at the end of accounting period	43,800,000 €	102,000,000 €	10,688,351 €		8,889,150 €	
- ISIN	IT0004231319	IT0004231327				
- Type of security	Mezzanine	Junior				
- Class	E	F				
- Rating	BB/Ba2/BB	n,r,				
- Nominal value issued	19,500,000 €	2,002,838 €				
- Nominal value at the end of accounting period	19,500,000 €	2,002,838 €				

ORIGINATOR: UniCredit BANCA PER LA CASA S.p.A. (now UniCredit Consumer Financing Bank S.p.A.) ex BIPOP - Carire S.p.A.		
NAME	BIPCA CORDUSIO RMBS	
Type of securitisation:	Tradizionale	
Originator:	Bipop - Carire SpA	
Issuer:	Capital Mortgage Srl	
Servicer:	UniCredit Banca S.p.A	
Arranger:	Bipop - Carire SpA	
Target transaction:	Funding	
Type of asset:	Private Mortgage Loans	
Quality of Asset:	performing	
Closing date:	19/12/2007	
Nominal Value of disposal portfolio:	951,664,009 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	UniCredit Banca per la Casa SpA has granted SPV a subordinated loan of € 8.014 million.	
Other relevant information:	-	
Rating Agencies:	S & P / Moody's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004302730	IT0004302748
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	AAA-Aaa	AAA-Aaa
- Nominal value issued	666,300,000 €	185,500,000 €
- Nominal value at the end of accounting period	666,300,000 €	185,500,000 €
- ISIN	IT0004302755	IT0004302763
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA/Aa3	A/A2
- Nominal value issued	61,800,000 €	14,300,000 €
- Nominal value at the end of accounting period	61,800,000 €	14,300,000 €
- ISIN	IT0004302797	IT0004302854
- Type of security	Mezzanine	Mezzanine
- Class	D	E
- Rating	BBB/Baa1	BB/Baa2
- Nominal value issued	18,000,000 €	5,500,000 €
- Nominal value at the end of accounting period	18,000,000 €	5,500,000 €
- ISIN	IT0004302912	
- Type of security	Junior	
- Class	F	
- Rating	n,r,	
- Nominal value issued	250,000 €	
- Nominal value at the end of accounting period	250,000 €	

Part E) Risks and related risk management policies (Continued)

ORIGINATOR: UniCredit BANCA PER LA CASA S.p.A. (now UniCredit Consumer Financing Bank S.p.A.) ex Banca di Roma S.p.A.		
NAME	CAPITAL MORTGAGE 2007 - 1	
Type of securitisation:	Traditional	
Originator:	Banca di Roma SpA	
Issuer:	Capital Mortgage Srl	
Servicer:	UniCredit Banca S.p.A.	
Arranger:	UniCredit SpA	
Target transaction:	Funding	
Type of asset:	Private Mortgage Loans	
Quality of Asset:	performing	
Closing date:	16/05/2007	
Nominal Value of disposal portfolio:	2,183,087,875 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	UniCredit Banca per la Casa SpA has granted SPV a subordinated loan of 37.2 million euro (as Equity).	
Other relevant information:	Tranching based on an original assets portfolio € 2,479.4 million, reduced to € 2,183.1 million due to checks after closing date.	
Rating Agencies:	S & P / Moody's / Fitch	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004222532	IT0004222540
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
- Nominal value issued	1,736,000,000 €	644,000,000 €
- Nominal value at the end of accounting period	1,736,000,000 €	644,000,000 €
- ISIN	IT0004222557	IT0004222565
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA/Aa2/AA	BBB/A3/BBB
- Nominal value issued	74,000,000 €	25,350,000 €
- Nominal value at the end of accounting period	74,000,000 €	25,350,000 €

ORIGINATOR: UniCredit BANCA PER LA CASA S.p.A. (now UniCredit Consumer Financing Bank S.p.A.) ex FinecoBank S.p.A.						
NAME	F-E MORTGAGES 2005		F-E MORTGAGES SERIES 1-2003		HELICONUS	
Type of securitisation:	Traditional		Traditional		Traditional	
Originator:	FinecoBank SpA		FinecoBank SpA		FinecoBank SpA	
Issuer:	F-E Mortgages Srl		F-E Mortgages Srl		Heliconus S.r.l	
Servicer:	UniCredit Banca per la Casa S.p.A.		UniCredit Banca per la Casa S.p.A.		UniCredit Banca per la Casa S.p.A.	
Arranger:	Capitalia S.p.A.		Capitalia S.p.A.		Capitalia S.p.A.	
Target transaction:	Liberazione capitale regolamentare		Liberazione capitale regolamentare		Liberazione capitale regolamentare	
Type of asset:	Private Mortgage Loans		Private Mortgage Loans		Private Mortgage Loans	
Quality of Asset:	in bonis		in bonis		in bonis	
Closing date:	8/04/2005		28/11/2003		8/11/2002	
Nominal Value of disposal portfolio:	1,028,683,779 €		748,630,649 €		408,790,215 €	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	-		-		-	
Bank Lines of Credit:	-		UniCredit Banca per la Casa S.p.a. for € 20 million (jointly with ABN AMRO).		UniCredit Banca per la Casa S.p.A. for € 10.220 million (jointly with CDC IXIS).	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	UniCredit Banca per la Casa S.p.A. has granted SPV a subordinated loan of 15.43 million euro (as Equity).		-		-	
Other relevant information:	-		-		-	
Rating Agencies:	S & P / Moody's / Fitch		S & P / Moody's / Fitch		S & P / Moody's / Fitch	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Amount and Conditions of tranching:						
- ISIN	IT0003830418	IT0003830426	IT0003575039	IT0003575070	IT0003383855	IT0003383871
- Type of security	Senior	Mezzanine	Senior	Mezzanine	Senior	Mezzanine
- Class	A	B	A	B	A	B
- Rating	AAA / Aaa /AAA	AA+/A1/A	AAA / Aaa /AAA	AA- / A1/ A	AAA / Aaa /AAA	-- / A2 / A
- Nominal value issued	951,600,000 €	41,100,000 €	682,000,000 €	48,000,000 €	369,000,000 €	30,800,000 €
- Nominal value at the end of accounting period	521,162,582 €	41,100,000 €	328,409,700 €	48,000,000 €	175,563,222 €	30,800,000 €
- ISIN	IT0003830434		IT0003575088	IT0003575096	IT0003383939	
- Type of security	Mezzanine		Mezzanine	Junior	Junior	
- Class	C		C	D	C	
- Rating	BBB / Baa2 /BBB		BBB+/Baa2 / BBB	unrated	unrated	
- Nominal value issued	36,000,000 €		11,000,000 €	7,630,000 €	8,990,200 €	
- Nominal value at the end of accounting period	36,000,000 €		11,000,000 €	7,630,000 €	8,990,200 €	

Notes to the Consolidated Accounts (CONTINUED)

Part E) Risks and related risk management policies (CONTINUED)

ORIGINATOR: LOCAT S.p.A. (now UNICREDIT LEASING S.p.A.)	
STRATEGIES, PROCESSES AND GOALS:	The main reasons for these transactions are: improved asset allocation, diversification of funding sources and improved Regulatory Ratios.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is described in monthly and quarterly reports (required by the agreements) with a break down of loans by status and the trend of repayments.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Coordination Structure was set up in the Accounts Department. The Board of Directors is provided with a report with a break down of repayments and the status of loans.
HEDGING POLICIES:	The Special Purpose Vehicle bought IRSs as fair value hedge and Basis Swaps as Cash flow hedge (and related back to back between Originator and Counterparty).
OPERATING RESULTS:	Repayments are in line with the schedule provided on issue (business plan) such that the equity tranche yield (including extra spread) is in line with expected yield on investments with similar risk level.

New transactions 2008				
NAME	LOCAT SV - SERIE 2-2008		LOCAT SV - SERIE 1 2008	
Type of securitisation:	Traditional		Traditional	
Originator:	Locat S.p.A.		Locat S.p.A.	
Issuer:	Locat SV S.r.l.		Locat SV S.r.l.	
Servicer:	Locat S.p.A.		Locat S.p.A.	
Arranger:	Bayerische Hypo und- Vereinsbank, AG London Branch		Bayerische Hypo und- Vereinsbank, AG London Branch	
Target transaction:	Funding		Funding	
Type of asset:	Leasing loans bearing car, capital goods, real estate and crafts.		Leasing loans bearing car, capital goods and real estate.	
Quality of Asset:	performing		performing	
Closing date:	6/11/2008		22/04/2008	
Nominal Value of disposal portfolio:	2,596,454,676 €		2,488,922,538 €	
Net amount of preexinting writedown/writebacks:	-		-	
Disposal Profit & Loss realized:	-		-	
Portfolio disposal price:	2,596,454,676 €		2,488,922,538 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		-	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	revolving		revolving	
Rating Agencies:	Standard & Poor's		Standard & Poor's / Moody's	
Amount of CDS or other supersenior risk transferred:	-		-	
Amount and Conditions of tranching:				
- ISIN	IT0004432941	IT0004432933	IT0004372253	IT00044372261
- Type of security	Senior	Junior	Senior	Senior
- Class	A	B	A1	A2
- Rating	A +	n.r.	AAA/Aaa	AAA/Aaa
- Where listed	Dublin	-	Dublin	Dublin
- Issue date	20/11/08	20/11/08	22/05/2008	22/05/2008
- Legal maturity	20/11/35	20/11/35	22/05/2035	22/05/2035

Continued: ORIGINATOR: LOCAT S.p.A. (now UNICREDIT LEASING S.p.A.)

NAME	LOCAT SV - SERIE 2-2008		LOCAT SV - SERIE 1 2008	
- Call option	Clean up Call		Clean up Call	
- Expected duration	From 1,56 years to 4,37 years according to the scenario	-	From 1,56 years to 1,94 years according to the scenario.	
- Rate	Euribor 3 M + 80 b.p.	Euribor 3 m + 200 b.p.	Euribor 3 M + 65 b.p.	Euribor 3 M + 65 b.p.
- Subordinated level	-	Equity	-	-
- Nominal value issued	2,300,500,000 €	295,954,676 €	550,000,000 €	1,591,000,000 €
- Nominal value at the end of accounting period	2,300,500,000 €	295,954,676 €	550,000,000 €	1,591,000,000 €
- Security subscribers	UniCredit S.p.A.	Locat S.p.A.	UniCredit S.p.A.	
- ISIN			IT0004372279	IT0004372287
- Type of security			Mezzanine	Mezzanine
- Class			B	C
- Rating			A/Aa3	BBB/A3
- Where listed			Dublin	Dublin
- Issue date			22/05/2008	22/05/2008
- Legal maturity			22/05/2035	22/05/2035
- Call option			Clean up Call	
- Expected duration			From 1,56 years to 11,74 years according to the scenario.	From 1,56 years to 12,07 years according to the scenario.
- Rate			Euribor 3 M + 300 b.p.	Euribor 3 M + 450 b.p.
- Subordinated level			Sub A1, A2	Sub A1, A2, B
- Nominal value issued			141,000,000 €	61,000,000 €
- Nominal value at the end of accounting period			141,000,000 €	61,000,000 €
- Security subscribers			Locat S.p.A.	
- ISIN			IT0004372295	
- Type of security			Junior	
- Class			D	
- Rating			n.r.	
- Where listed			-	
- Issue date			22/05/2008	
- Legal maturity			22/05/2035	
- Call option				
- Expected duration			17.12	
- Rate			Euribor 3 m + 200 b.p.	
- Subordinated level			Equity	
- Nominal value issued			145,922,536 €	
- Nominal value at the end of accounting period			145,922,536 €	
- Security subscribers			Locat S.p.A.	

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Continued: ORIGINATOR: LOCAT S.p.A. (now UNICREDIT LEASING S.p.A.)

NAME	LOCAT SV - SERIE 2-2008		LOCAT SV - SERIE 1 2008	
Distribution of securitised assets by area:				
Italy - Northwest	640,275,599 €		778,912,001 €	
- Northeast	780,856,918 €		880,448,910 €	
- Central	668,044,258 €		555,807,273 €	
- South and Islands	507,277,901 €		273,754,354 €	
Other European Countries - E.U. countries	-		-	
- not U.E. countries	-		-	
America	-		-	
Rest of the World	-		-	
TOTAL	**2,596,454,676 €**		**2,488,922,538 €**	
Distribution of securitised assets by business sector of the borrower:				
Governments	-		-	
other governments agencies	-		-	
Banks	-		15,258 €	
Finance Companies	3,770,358 €		8,660,121 €	
Insurance Companies	-		-	
Non-financial companies	2,003,270,496 €		2,254,175,134 €	
Other entities	589,413,822 €		226,072,025 €	
TOTAL	**2,596,454,676 €**		**2,488,922,538 €**	

ORIGINATOR: LOCAT S.p.A. (now UNICREDIT LEASING S.p.A.)

TRANSACTIONS PREVIOUS PERIODS

NAME	LOCAT SV - SERIE 2006		LOCAT SV - SERIE 2005 (EX LOCAT SECURITISATION VEHICLE 3)		LOCAT SECURITISATION VEHICLE 2 S.R.L.	
Type of securitisation:	Traditional		Traditional		Traditional	
Originator:	Locat S.p.A.		Locat S.p.A.		Locat S.p.A.	
Issuer:	Locat SV S.r.l.		Locat SV S.r.l. (ex Locat Securitisation Vehicle 3 S.r.l.)		Locat Securitisation Vehicle 2 S.r.l.	
Servicer:	Locat S.p.A.		Locat S.p.A.		Locat S.p.A.	
Arranger:	UniCredit Banca Mobiliare S.p.A.		UniCredit Banca Mobiliare S.p.A.		UniCredit Banca Mobiliare S.p.A.	
Target transaction:	Capital Relief / Funding		Capital Relief / Funding		Capital Relief / Funding	
Type of asset:	Leasing loans bearing car, capital goods and real estate.		Leasing loans bearing car, capital goods and real estate.		Leasing loans bearing car, capital goods and real estate.	
Quality of Asset:	performing		performing		performing	
Closing date:	14/11/2006		14/10/2005		29/09/2004	
Nominal Value of disposal portfolio:	1,972,909,866 €		2,000,000,136 €		2,525,254,058 €	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	-		-		-	
Bank Lines of Credit:	-		-		-	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	-		-		-	
Other relevant information:	Revolving		Revolving		Revolving	
Rating Agencies:	Standard & Poor's / Moody's		Standard & Poor's / Moody's		Standard & Poor's / Moody's	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Amount and Conditions of tranching:						
- ISIN	IT0004153661	IT0004153679	IT0003951107	IT0003951115	IT0003733083	IT0003733091
- Type of security	Senior	Senior	Senior	Senior	Senior	Mezzanine
- Class	A1	A2	A1	A2	A	B
- Rating	AAA/Aaa	AAA/Aaa	AAA/Aaa	AAA/Aaa	AAA/Aaa	A/A2
- Nominal value issued	400,000,000 €	1,348,000,000 €	451,000,000 €	1,349,000,000 €	2,374,000,000 €	126,000,000 €
- Nominal value at the end of accounting period	172,111,040 €	1,348,000,000 €	0 €	906,104,414 €	915,614,766 €	126,000,000 €
- ISIN	IT0004153687	IT0004153695	IT0003951123	IT0003951131	-	
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine	D.P.P.	
- Class	B	C	B	C	-	
- Rating	A/A2	BBB/Baa2	A/A2	BBB/Baa2	-	
- Nominal value issued	152,000,000 €	64,000,000 €	160,000,000 €	33,000,000 €	25,254,058 €	
- Nominal value at the end of accounting period	152,000,000 €	64,000,000 €	160,000,000 €	33,000,000 €	26,091,248 €	
- ISIN	IT0004153885		IT0003951149			
- Type of security	Junior		Junior			
- Class	D		D			
- Rating	n.r.		-			
- Nominal value issued	8,909,866 €		7,000,136 €			
- Nominal value at the end of accounting period	8,909,866 €		7,000,136 €			

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

ORIGINATOR: UNICREDIT LEASING GMBH		
TRANSACTIONS PREVIOUS PERIODS		
NAME	SUCCESS 2005	
Type of securitisation:	Traditional	
Originator:	Bank Austria Creditanstalt Leasing GmbH	
Issuer:	Success 2005 B.V.	
Servicer:	UniCredit Leasing GmbH	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief / Funding	
Type of asset:	Leasing Assets	
Quality of Asset:	Performing	
Closing date:	17/10/2005	
Nominal Value of disposal portfolio:	424,600,000 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	replenishing	
Rating Agencies:	Moody's/Fitch	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	XS0230700493	XS0230700816
- Type of security	Senior	Mezzanine
- Class	A	B
- Rating	Aaa/AAA	A2/A
- Nominal value issued	390,600,000 €	8,500,000 €
- Nominal value at the end of accounting period	359,352,000 €	8,500,000 €
- ISIN	XS023071202	XS0230701467
- Type of security	Mezzanine	Mezzanine
- Class	C	D
- Rating	Baa2/BBB	Ba2/BB
- Nominal value issued	8,500,000 €	8,500,000 €
- Nominal value at the end of accounting period	8,500,000 €	8,500,000 €
- ISIN	XS0230701897	
- Type of security	Junior	
- Class	Liquidity Note	
- Rating	n.r.	
- Nominal value issued	8.500.000 €	
- Nominal value at the end of accounting period	0 €	

ORIGINATOR: LEASFINANZ GMBH

TRANSACTIONS PREVIOUS PERIODS

NAME	GALLEON 2008	
Type of securitisation:	Traditional	
Originator:	Leasfinanz GmbH	
Issuer:	Galleon Capital LLC	
Servicer:	Leasfinanz GmbH	
Arranger:	State Street Bank And Trust Company	
Target transaction:	Capital Relief / Funding	
Type of asset:	Leasing Assets	
Quality of Asset	Performing	
Closing date	5/09/2008	
Nominal Value of disposal portfolio:	130,000,000 €	
Gross amount of preexisting writedown/writebacks:	130,000,000 €	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	130,000,000 €	
Issued guarantees by the Bank:	-	
Issued guarantees by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	Previous Restruttured Operation	
Rating Agencies	-	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	-	-
- Type of security	Senior	Mezzanine
- Class	-	-
- Rating	-	-
- Quotation	-	-
- Issue date	5/09/2008	5/09/2008
- Legal maturity	5/08/2014	5/08/2014
- Call option	Clean up call	Clean up call
- Expected duration	5.92	5.92
- Rate	Euribor 3M + 58 b.p.	Eurobor 3M + 320 b.p.
- Subordinated level	-	Sub. Senior
- Issue nominal value	122,200,000 €	4,160,000 €
- Nominal value at the end of accounting period	122,200,000 €	4,160,000 €
- Security subscribers	Institutional Investor	Institutional Investor
- ISIN	-	
- Type of security	DPP	
- Class	-	
- Rating	-	
- Quotation	-	
- Issue date	-	
- Legal maturity	5/08/2014	
- Call option	Clean up call	
- Expected duration	-	
- Rate	-	

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Continued: ORIGINATOR: LEASFINANZ GMBH

NAME	GALLEON 2008	
- Subordinated level	Sub. Senior and Mezzanine	
- Issue nominal value	3,640,000 €	
- Nominal value at the end of accounting period	3,640,000 €	
- Security subscribers	Leasfinanz GmbH	
Distribution of securitised assets by area:		
Italy - Northwest	-	
- Northeast	-	
- Central	-	
- South and Islands	-	
Other European Countries - EU countries	130,000,000 €	
- not U-E- countries	-	
America	-	
Rest of the World	-	
TOTAL	**130,000,000 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	-	
Insurance Companies	-	
Non-financial companies	130,000,000 €	
Other entities	-	
TOTAL	**130,000,000 €**	

ORIGINATOR: UNICREDIT CORPORATE BANKING S.p.A.	
STRATEGIES, PROCESSES AND GOALS:	Synthetic securitization carried out by UniCredit Corporate Banking in order to reduce weighted assets and improve capital ratios while transferring the credit risk of the securitised assets.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	All securitized assets are monitored continuously. Quarterly reports are prepared as required by underlying agreements showing the status of the assets and repayment performance, as well as specific analyses of significant aspects of the transactions.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	This transaction was coordinated by the Parent and authorised by the Board of Directors. Senior management is regularly updated on the performance of the transaction (e.g. residual volumes, risk reduction, etc.).
HEDGING POLICIES:	Almost all thetranches were covered by a Financial Guarantee issued by an OECD banking counterparty which enabled significant risk to be transferred. The structure of the transaction is such that it is effective also under Basel 1.
OPERATING RESULTS:	At December 31, 2008 the guaranteed assets had recorded no defaults. The profit of this transaction comprises guarantee cost and accrued fixed structuring costs. Given the structure of the transaction no loan loss provisions were made.

New transaction 2008		
NAME	CORDUSIO SME 2008-1	
Type of securitisation:	Synthetic	
Originator:	UniCredit Corporate Banking SpA	
Issuer:	CORDUSIO SME 2008-1	
Servicer:	UniCredit Corporate Banking SpA	
Arranger:	Bayerische Hypo- und Vereinsbank AG London Branch	
Target transaction:	Capital Relief/ Credit Risk Transfer	
Type of asset:	Small and Medium Enterprises exposures, formerly unsecured loans	
Quality of Asset:	performing	
Closing date:	23/12/2008	
Nominal Value of disposal portfolio:	3,000,901,845 €	
Net amount of preexinting writedown/writebacks:	-	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	-	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	Revolving	
Rating Agencies:	Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	2,519,255,845 on Super Senior positions €; 323,198,000 on totally issued notes excepted Class C and D €.	
Amount and Conditions of tranching:		
- ISIN	XS0405882308	XS0405882480
- Type of security	Senior	Mezzanine
- Class	A	B
- Rating	AAA	AA
- Where listed	Dublin	Dublin
- Issue date	23/12/2008	23/12/2008
- Legal maturity	20/12/2030	20/12/2030

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Continued: ORIGINATOR: UNICREDIT CORPORATE BANKING S.p.A.

NAME	CORDUSIO SME 2008-1	
- Call option	Clean up Call	
- Expected duration	4.92	4.92
- Rate	Euribor 3 mesi + 175 b.p.	Euribor 3 mesi + 225 b.p.
- Subordinated level	-	Sub. A
- Nominal value issued	60,018,000 €	89,127,000 €
- Nominal value at the end of accounting period	60,018,000 €	89,127,000 €
- Security subscribers	UniCredit Corporate Banking SpA	UniCredit Corporate Banking SpA
- ISIN	XS0405882563	XS0405882647
- Type of security	Mezzanine	Mezzanine
- Class	C	D
- Rating	A	BB
- Where listed	Dublin	Dublin
- Issue date	23/12/2008	23/12/2008
- Legal maturity	20/12/2030	20/12/2030
- Call option	Clean up Call	
- Expected duration	4.92	4.92
- Rate	Euribor 3 mesi + 300 b.p.	Euribor 3 mesi 450 b.p.
- Subordinated level	Sub. A, B	Sub. A, B, C
- Nominal value issued	81,925,000 €	76,523,000 €
- Nominal value at the end of accounting period	81,925,000 €	76,523,000 €
- Security subscribers	UniCredit Corporate Banking SpA	UniCredit Corporate Banking SpA
- ISIN	XS0405882720	XS0405882993
- Type of security	Mezzanine	Mezzanine
- Class	E	F1
- Rating	BB+	BB
- Where listed	Dublin	Dublin
- Issue date	23/12/2008	23/12/2008
- Legal maturity	20/12/2030	20/12/2030
- Call option	Clean up Call	
- Expected duration	4.92	4.92
- Rate	Euribor 3 mesi + 1125 b. p.	Euribor 3 mesi + 1350 b. p.
- Subordinated level	Sub. A, B, C, D,	Sub. A, B, C, D, E,
- Nominal value issued	15.005.000 €	6.752.000 €
- Nominal value at the end of accounting period	15.005.000 €	6.752.000 €
- Security subscribers	UniCredit Corporate Banking SpA	UniCredit Corporate Banking SpA
- ISIN	XS0405883025	XS0405883298
- Type of security	Mezzanine	Junior
- Class	F2	G
- Rating	BB	-
- Where listed	Dublin	
- Issue date	23/12/2008	23/12/2008
- Legal maturity	20/12/2030	20/12/2030
- Call option	Clean up Call	
- Expected duration	4.92	5.18
- Rate	Euribor 3 mesi + 1350 b. p.	Euribor 3 mesi + 1750 b. p.
- Subordinated level	Sub A, B, C, D, E, F1	Equity
- Nominal value issued	8,253,000 €	144,043,000 €
- Nominal value at the end of accounting period	8,253,000 €	144,043,000 €
- Security subscribers	UniCredit Corporate Banking SpA	UniCredit Corporate Banking SpA

Continued: ORIGINATOR: UNICREDIT CORPORATE BANKING S.p.A.

NAME	CORDUSIO SME 2008-1	
Distribution of securitised assets by area:		
Italy - Northwest	1,059,900,947 €	
- Northeast	1,457,027,659 €	
- Central	483,973,239 €	
- South and Islands	-	
Other European Countries - E.U. countries	-	
- not U.E. countries	-	
America	-	
Rest of the World	-	
TOTAL	**3,000,901,845 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	30,009,018 €	
Insurance Companies	-	
Non-financial companies	2,970,892,827 €	
Other entities	-	
TOTAL	**3,000,901,845 €**	

Notes to the Consolidated Accounts (CONTINUED)

Part E) Risks and related risk management policies (CONTINUED)

ORIGINATOR: UNICREDIT CORPORATE BANKING S.P.A.	
STRATEGIES, PROCESSES AND GOALS:	The main goals of transaction is: better asset allocation, diversification of funding sources and better Regulatory Ratios.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Portfolio is monitored on an ongoing basis and is recorded in the form of quarterly reports (required under the agreements) with break down of loan status and trend of repayments.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The Bank set up a specific Structure (ALM Tesoreria) for transactions monitoring. Portfolio's repayments are monitored by reporting to BoD of Servicer. Servicing reports are provided to UCCB Senior Management.
HEDGING POLICIES:	The Consortium of these transactions guarantees the capital amount related to junior securities. Special Purpose Vehicle buys a Basis Swap as a Cash Flow Hedge.
OPERATING RESULTS:	At end-2008 profits from existing securitisations (on the original performing loan portfolio) were broadly in line with the trend of similar Bank portfolios, both in term of defaults and prepayments occurring in the period.

New transaction 2008		
NAME	PMI DUE	
Type of securitisation:	Traditional	
Originator:	UniCredit Banca d'Impresa S.p.A.	
Issuer:	PMI Due Finance S.r.L.	
Servicer:	UGC Banca S.p.A.	
Arranger:	Euro Capital Structure Ltd Dublin, UniCredit Banca Mobiliare S.p.A.	
Target transaction:	Liberazione Capitale Regolamentare / Funding / Trasformazione delle scadenze	
Type of asset:	Mutui a medio termine assistiti dalla garanzia del consorzio Eurofidi	
Quality of Asset:	in bonis	
Closing date:	16/12/2004	
Nominal Value of disposal portfolio:	€ 307,305,000	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	3.5 % Consorzio Eurofidi	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	-	
Rating Agencies:	Fitch /Moody's / Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0003766109	IT0003766117
- Type of security	Senior	Mezzanine
- Class	A	B
- Rating	--/Aaa/AAA	--/Aa2/AA
- Nominal value issued	271,000,000 €	7,000,000 €
- Nominal value at the end of accounting period	0 €	2,603,634 €
- ISIN	IT0003766125	IT0003766133
- Type of security	Mezzanine	Mezzanine
- Class	C	D
- Rating	--/Baa2/AA	--/Ba3/BB
- Nominal value issued	11,400,000 €	6,200,000 €

Continued: ORIGINATOR: UNICREDIT CORPORATE BANKING S.p.A.

NAME	PMI DUE	
- Nominal value at the end of accounting period	11,400,000 €	6,200,000 €
- *ISIN*	IT0003766141	
- *Type of security*	Junior	
- Class	E	
- Rating	-	
- Nominal value issued	11,705,000 €	
- Nominal value at the end of accounting period	11,705,000 €	

ORIGINATOR: FINECO LEASING S.p.A.

STRATEGIES, PROCESSES AND GOALS:	The main goals of these transactions are: better asset allocation, diversification of funding sources and better Regulatory Ratios.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is described in quarterly reports (required by the agreements) with a breakdown of loans by status and the trend of repayments, as well as an ad hoc analysis of details of significant aspects of the transactions.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The company established an appropriate structure to monitor the transactions (the Treasury and Securitization Area), which prepares periodic (quarterly) reports and provides an accurate, semi-annual update to senior management. The board of directors receives (semi-annual) reports as required by laws on securitization.
HEDGING POLICIES:	The Special Purpose Vehicle bought IRSs as fair value hedge and Basis Swap as cash flow hedge (and related back to back between Originator and counterparty).
OPERATING RESULTS:	At year-end, the profits from existing securitization transactions largely reflect the trends of similar portfolios at the bank in terms of defaults and prepayments.

Transactions previous periods

NAME	F-E GOLD	F-E GREEN	F-E BLUE
Type of securitisation:	Traditional	Traditional	Traditional
Originator:	Fineco Leasing S.p.A.	Fineco Leasing S.p.A.	Fineco Leasing S.p.A.
Issuer:	F-E Gold S.r.l.	F-E Green S.r.l.	F-E Blue S.r.l.
Servicer:	Fineco leasing S.p.A.	Fineco Leasing S.p.A.	Fineco Leasing S.p.A.
Arranger:	Capitalia S.p.A.	MCC Capitalia Group; Co-arrangers: ABN Amro e Morgan Stanley	Morgan Stanley & Co. International Limited
Target transaction:	Funding	Funding	Funding
Type of asset:	Loans relating to leases of property (65.9%), motor vehicles (26.7%) and business assets (7.4%)	Loans relating to leases of property (63.84%), motor vehicles (27.04%) and business assets (9.12%)	Loans relating to leases of property (75.4%), motor vehicles (12.7%) and business assets (11.9%)
Quality of Asset:	performing	performing	performing
Closing date:	31/05/2006	9/06/2004	14/06/2002
Nominal Value of disposal portfolio:	1,019,029,516 €	1,450,061,353 €	1,755,353,965 €
Guarantees issued by the Bank:	-	-	-
Guarantees issued by Third Parties:	-	European Investment Found guarantee on tranche B for € 108.5 million	-
Bank Lines of Credit:	-	-	-
Third Parties Lines of Credit:	-	-	-

Part E) Risks and related risk management policies (Continued)

Continued: ORIGINATOR: FINECO LEASING S.p.A.

NAME	F-E GOLD		F-E GREEN		F-E BLUE	
Other Credit Enhancements:	Fineco Leasing S.p.A. granted the SPV a subordinated loan of € 31.6 million (as Equity)		Fineco Leasing S.p.A. granted the SPV a subordinated loan of € 45.7 million (as Equity). At the end of accounting period the amount of capital tranche is equal to 17.173 million euro.		-	
Other relevant information:	Revolving closed in October 2007		Revolving closed in October 2005		Revolving closed in October 2003	
Rating Agencies:	Moody's /Fitch		Fitch / Moody's / S & P		Fitch / Moody's / S & P	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Amount and Conditions of tranching:						
- ISIN	IT0004068588	IT0004068612	IT0003675763	IT0003675771	IT0003315832	IT0003315840
- Type of security	Senior	Senior	Senior	Senior	Senior	Mezzanine
- Class	A1	A2	A	B	A	B
- Rating	Aaa / AAA	Aaa / AAA	AAA / Aaa / AAA	AAA / Aaa / AAA	AAA / Aaa / AAA	A+/A1/AA
- Nominal value issued	203,800,000 €	749,000,000 €	1,342,000,000 €	108,500,000 €	1,641,255,000 €	78,991,000 €
- Nominal value at the end of accounting period	0 €	701,454,978 €	387,150,520 €	108,500,000 €	180,209,799 €	78,991,000 €
- ISIN	IT0004068620	IT0004068638			IT0003315865	IT0003315873
- Type of security	Mezzanine	mezzanine			Mezzanine	Junior
- Class	B	C			C	D
- Rating	A1 / A+	A3 / BBB+			BBB+/Baa2/BBB+	unrated
- Nominal value issued	56,000,000 €	10,200,000 €			35,107,000 €	9,428,000 €
- Nominal value at the end of accounting period	56,000,000 €	10,200,000 €			35,107,000 €	9,428,000 €

ORIGINATOR: FINECO PRESTITI S.p.A. (ex FINECOBANK S.p.A.)	
STRATEGIES, PROCESSES AND GOALS:	Transactions executed with a view to better matching funding and lending maturities, diversifying sources of funds and improving regulatory capital ratios.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	All securitized assets are monitored continuously. Quarterly reports are prepared as required by underlying agreements showing the status of the assets and repayment performance, as well as specific analyses of significant aspects of the transactions.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The Originator and the Servicer follow a structured process of transaction monitoring, preparation of quarterly reports and precise six-monthly updating of senior management. The Servicer's Board of Directors receives quarterly reports as prescribed by securitization regulations.
HEDGING POLICIES:	The vehicle enters into contracts hedging the assets (and respective back-to-backs between the originator and the swap counterparty).
OPERATING RESULTS:	Securitization profits at end-December 2008 were broadly in line with the projected cash flow, on start-up and when subsequently re-forecast while being dependent on defaults and prepayments.

Transactions previous periods		
NAME	F-E PERSONAL LOANS 2003-1	
Type of securitisation:	Traditional	
Originator:	Fineco Bank S.p.A.	
Issuer:	F-E Personal Loans 2003-1	
Servicer:	Fineco Bank S.p.A.	
Arranger:	Capitalia S.p.A.	
Target transaction:	Capital Relief	
Type of asset:	Loans guaranteed by salary	
Quality of Asset:	performing	
Closing date:	16/06/2003	
Nominal Value of disposal portfolio:	446,610,343 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	Fineco Bank SpA for € 15,000,000 (jointly with Dresdner Bank)	
Other Credit Enhancements:	-	
Other relevant information:	-	
Rating Agencies:	S & P / Moody's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0003481733	IT0003481741
- Type of security	Senior	Mezzanine
- Class	A	B
- Rating	AAA / Aaa	AA / Aa2
- Nominal value issued	413,000,000 €	26,800,000 €
- Nominal value at the end of accounting period	26,243,127 €	26,800,000 €
- ISIN	IT0003481758	
- Type of security	Junior	
- Class	C	
- Rating	unrated	
- Nominal value issued	6,810,400 €	
- Nominal value at the end of accounting period	6,810,400 €	

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

ORIGINATOR: HVB GROUP	
STRATEGIES, PROCESSES AND GOALS:	The main motivation for the Bank's securitization programs is the Capital relief and Funding for True Sale Transactions.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored by the servicing department on an ongoing basis and it is illustrated in the form of a monthly or quarterly report (investor report), which provides a break down of the status of loans.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The Board Members approve each new transactions and any other related decision. The bank's annual / interim report contain information on the bank's own ABS transactions. The Board member are provided with planning forecast figures and annual performance.
HEDGING POLICIES:	For true sale transactions the issuer hedged portfolio's interest rate risks through Interest Rate Swaps.
OPERATING RESULTS:	The results achieved up to the present are broadly in line with expectations; payments reveived from the portfolio ensured punctual and full payment to security holders and other parties to the transaction.

New transactions 2008						
NAME	HVB SFA-1-2008		HVB SFA-2-2008		HVB SFA-3-2008	
Type of securitisation:	Synthetic/Private		Synthetic/Private		Synthetic/Private	
Originator:	Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG	
Issuer:	Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG	
Servicer:	Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)		Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)		Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief and risk transfer for concentration risks		Capital Relief and risk transfer for concentration risks		Capital Relief and risk transfer for concentration risks	
Type of asset:	Large Corporate Loans SME		Large Corporate Loans and Mortgages		Corporate loans and Mortgages	
Quality of Asset:	Performing		Performing		Performing	
Closing date:	30/09/2008		30/12/2008		30/12/2008	
Nominal Value of disposal portfolio:	9,965,235,219 €		3,982,760,904 €		10,054,299,881 €	
Net amount of preexinting writedown/ writebacks:	-		-		-	
Disposal Profit & Loss realized:	-		-		-	
Portfolio disposal price:	-		-		-	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	-		-		-	
Bank Lines of Credit:	-		-		-	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	-		-		-	
Other relevant information:	Replenishing		Replenishing		Replenishing	
Rating Agencies:	No rating agency, use of Supervisory Formula Approach		No rating agency, use of Supervisory Formula Approach		No rating agency, use of Supervisory Formula Approach	
Amount of CDS or other supersenior risk transferred:	700,000,000 €		420,000,000 €		1,157,000,000 €	
Amount and Conditions of tranching:						
- ISIN	n.a	n.a	n.a	n.a	n.a	n.a
- Type of security	Senior	Junior	Senior	Junior	Senior	Junior
- Class	A	B	A	B	A	B
- Rating	n.r.	n.r.	n.r.	n.r.	n.r.	n.r.
- Where listed	not listed	not listed	not listed	not listed	not listed	not listed
- Issue date	30/09/2008	30/09/2008	30/12/2008	30/12/2008	30/12/2008	30/12/2008

Continued: ORIGINATOR: HVB GROUP

NAME	HVB SFA-1-2008		HVB SFA-2-2008		HVB SFA-3-2008	
- Legal maturity	30/12/2019	30/12/2019	30/03/2028	30/03/2028	31/12/2048	31/12/2048
- Call option	(01/10/2012) *Time Call, Clean-up call, Regulatory Call*		(01/10/2012) *Time Call, Clean-up call, Regulatory Call*		(Dec 2013) *Time Call, Clean-up call, Regulatory Call*	
- Expected duration	3.50	3.50	4.90	4.90	4.90	4.90
- Rate	n.a	n.a	n.a	n.a	n.a	n.a
- Subordinated level	-	Sub A	-	Sub A	-	Sub A
- Reference position at closing date	9,265,235,219 €	700,000,000 €	3,562,760,904 €	420,000,000 €	8,897,299,881 €	1,157,000,000 €
- Reference position at the end of accounting period	9,115,756,691 €	700,000,000 €	3,562,760,904 €	420,000,000 €	8,897,299,881 €	1,157,000,000 €
- Security subscribers	retained by HVB AG	hedged with an institutional Investor	retained by HVB AG	hedged with an institutional Investor	retained by HVB AG	hedged with an institutional Investor
Distribution of securitised assets by area:						
Italy - Northwest	122,676,230 €		152,109,694 €		128,188,403 €	
- Northeast						
- Central						
- South and Islands						
Other European Countries - E.U. countries	5,976,439,306 €		2,967,832,059 €		8,623,828,579 €	
- not U.E. countries	-		-		-	
America	821,352,133 €		227,639,950 €		405,354,566 €	
Rest of the World	3,044,767,550 €		635,179,201 €		896,928,332 €	
TOTAL	9,965,235,219 €		3,982,760,904 €		10,054,299,880 €	
Distribution of securitised assets by business sector of the borrower:						
Governments	-		-		-	
other governments agencies	-		-		-	
Banks	-		-		-	
Finance Companies	2,409,711,374 €		-		-	
Insurance Companies	88,690,864 €		-		-	
Non-financial companies	7,466,832,981 €		2,105,065,151 €		1,502,536,700 €	
Other entities	-		1,877,695,753 €		8,551,763,180 €	
TOTAL	**9,965,235,219 €**		**3,982,760,904 €**		**10,054,299,880 €**	

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

ORIGINATOR: HVB AG		
NAME	ROSENKAVALIER 2008	
Type of securitisation:	Traditional	
Originator:	Bayerische Hypo-und Vereinsbank AG	
Issuer:	Rosenkavalier 2008 GmbH	
Servicer:	Bayerische Hypo-und Vereinsbank AG	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Liquidity	
Type of asset:	large Corporate and SME corporate loans and mortgage loans	
Quality of Asset:	Performing	
Closing date:	12/12/2008	
Nominal Value of disposal portfolio:	11,946,450,000 € of which already securitised in synthetic transaction: BUILDING COMFORT 2007 702,837,939,97 € BUILDING COMFORT 2008 470,610,111,99 € EUROCONNECT LC 2007-1 170,867,090,74 € EUROCONNECT SME 2007 404,420,398,84 € EUROCONNECT SME 2008 227,582,416,38 € EUROCONNECT LC SFA-1 2008 380,611,493,35 € EUROCONNECT LC SFA-2 143,253,773,18 € EUROCONNECT LC SFA-3 2,493,586,302,92 € PROMISE XXS 2006 379,687,008,03 € PROVIDE-A 2003-1 141,361,071,11 € PROVIDE-A 2005-1 544,319,305,95 € PROVIDE-A 2006-1 452,073,622,37 €"	
Net amount of preexinting writedown/writebacks:	11,946,450,000 €	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	11,946,450,000 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	Transaction executed to create ECB collateral	
Rating Agencies:	S&P	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	DE000A0AEDB2	DE000A0AEDC0
- Type of security	Senior	Junior
- Class	A	B
- Rating	A	nr
- Where listed	Frankfurt	not listed
- Issue date	12/12/2008	12/12/2008
- Legal maturity	31/10/2058	31/10/2058
- Call option	-	-
- Expected duration	6.20	6.20
- Rate	1m Euribor + 250 bp	-
- Subordinated level	-	sub A
- Nominal value issued	9,652,700,000 €	2,293,750,000 €
- Nominal value at the end of accounting period	9,316,018,244 €	2,293,750,000 €
- Security subscribers	Retained by HVB	Retained by HVB

Continued: ORIGINATOR: HVB AG

NAME	ROSENKAVALIER 2008	
Distribution of securitised assets by area:		
Italy - Northwest	-	
- Northeast	-	
- Central	-	
- South and Islands	-	
Other European Countries - E.U. countries	11,946,450,000 €	
- not U.E. countries	-	
America	-	
Rest of the World	-	
TOTAL	**11,946,450,000 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	-	
Insurance Companies	-	
Non-financial companies	1,976,743,833 €	
Other entities	9,969,706,168 €	
TOTAL	**11,946,450,000 €**	

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

ORIGINATOR: HVB AG		
NAME	BUILDING COMFORT 2008	
Type of securitisation:	Synthetic	
Originator:	Bayerische Hypo-und Vereinsbank AG	
Issuer:	Bayerische Hypo-und Vereinsbank AG	
Servicer:	Bayerische Hypo-und Vereinsbank AG	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief	
Type of asset:	Private Mortgage Loans	
Quality of Asset:	Performing	
Closing date:	30/09/2008	
Nominal Value of disposal portfolio:	3,497,962,641 €	
Net amount of preexinting writedown/writebacks:	-	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	-	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	Synthetic Excess Spread	
Other relevant information:	-	
Rating Agencies:	S & P/ Moody's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	DE000HV5ADN1	DE000HV5ADP6
- Type of security	Super Senior	Senior
- Class	A+	B+
- Rating	AAA/Aaa	AAA/Aaa
- Where listed	Frankfurt	Frankfurt
- Issue date	30-09-2008	30-09-2008
- Legal maturity	13-08-2048	13-08-2048
- Call option	(25/09/2013) Time Call, Clean-up Call, Regulatory Call	
- Expected duration	4.99	4.99
- Rate	3m Euribor + 125 bp	3m Euribor + 125 bp
- Subordinated level	-	Sub A
- Nominal value issued	100,000 €	100,000 €
- Nominal value at the end of accounting period	90,889 €	100,000 €
- Security subscribers	retained by HVB AG	retained by HVB AG
- Reference position at the end of accounting period	3,162,062,641 €	104,950,000 €
- ISIN	DE000HV5ADQ4	DE000HV5ADR2
- Type of security	Mezzanine	Mezzanine
- Class	C +	D +
- Rating	AA/Aa2	A/A2
- Where listed	Frankfurt	Frankfurt
- Issue date	30/09/2008	30/09/2008
- Legal maturity	13/08/2048	13/08/2048
- Call option	(25/09/2013) Time Call, Clean-up Call, Regulatory Call	
- Expected duration	4.99	4.99
- Rate	3m Euribor + 225 bp	3m Euribor + 400 bp

Continued: ORIGINATOR: HVB AG

NAME	BUILDING COMFORT 2008	
- Subordinated level	Sub A,B	Sub A,B,C
- Nominal value issued	100,000 €	100,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €
- Security subscribers	retained by HVB AG	retained by HVB AG
- Reference position at the end of accounting period	129,450,000 €	40,250,000 €
- ISIN	DE000HV5ADS0	DE000HV5ADT8
- Type of security	Mezzanine	Mezzanine
- Class	E +	F
- Rating	BBB / Baa2	BB / Ba2
- Where listed	Frankfurt	Frankfurt
- Issue date	30/09/2008	30/09/2008
- Legal maturity	13/08/2048	13/08/2048
- Call option	(25.09.2013) Time Call, Clean-up Call, Regulatory Call	
- Expected duration	4.99	4.99
- Rate	3m Euribor + 600 bp	3m Euribor + 1075 bp
- Subordinated level	Sub A,B,C,D	Sub A,B,C,D,E
- Nominal value issued	100,000 €	14,750,000 €
- Nominal value at the end of accounting period	100,000 €	14,750,000 €
- Security subscribers	retained by HVB AG	(€ 6.25 mn) HVB AG, (€ 8.5 mn) Inst. Inv.
- Reference position at the end of accounting period	21,000,000 €	21,000,000 €
- ISIN	DE000HV5ADU6	
- Type of security	Junior	
- Class	G	
- Rating	nr	
- Where listed	Frankfurt	
- Issue date	30/09/2008	
- Legal maturity	13/08/2048	
- Call option	(25/09/2013) Time Call, Clean-up Call, Regulatory Call	
- Expected duration	4.99	
- Rate	3m Euribor + 1362.5 bp	
- Subordinated level	Sub A,B,C,D,E,F	
- Nominal value issued	19,250,000 €	
- Nominal value at the end of accounting period	19,250,000 €	
- Security subscribers	Institutional Investor	
Distribution of securitised assets by area:		
Italy - Northwest	-	
- Northeast	-	
- Central	-	
- South and Islands	-	
Other European Countries - E.U. countries	3,497,962,641 €	
- not U.E. countries	-	
America	-	
Rest of the World	-	
TOTAL	**3,497,962,641 €**	

Part E) Risks and related risk management policies (CONTINUED)

Continued: ORIGINATOR: HVB AG

NAME	BUILDING COMFORT 2008	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	3,497,962,641 €	
TOTAL	**3,497,962,641 €**	

ORIGINATOR: HVB AG

NAME	GELDILUX-TS-2008	
Type of securitisation:	Traditional	
Originator:	Bayerische Hypo-und Vereinsbank AG	
Issuer:	Geldilux-TS-2008 S.A. (Luxembourg)	
Servicer:	Bayerische Hypo-und Vereinsbank AG / HVB Banque Luxembourg S.A.	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief / Funding	
Type of asset:	EURO Loans	
Quality of Asset:	Performing	
Closing date:	7/08/2008	
Nominal Value of disposal portfolio:	1,455,000,000 €	
Net amount of preexinting writedown/writebacks:	1,455,000,000 €	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	1,455,000,000 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	replenishing	
Rating Agencies:	Moody's/S&P	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	XS0373753499	XS0381147601
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	Aaa/AAA	Aaa/AAA
- Where listed	Luxembourg	Luxembourg
- Issue date	7/08/2008	7/08/2008
- Legal maturity	10/01/2014	10/01/2014
- Call option	Time Call (10.08.2011), Clean-up Call, Regulatory Call	
- Expected duration	3.01	3.01
- Rate	3m + 100 bp	3m + 97 bp
- Subordinated level	-	A1

Continued: ORIGINATOR: HVB AG

NAME	GELDILUX-TS-2008	
- Nominal value issued	912,600,000 €	400,000,000 €
- Nominal value at the end of accounting period	912,600,000 €	400,000,000 €
- Security subscribers	Institutional Investors	retained by UniCredit S.p.A.
- ISIN	XS0373753143	Certificate of indebtedness
- Type of security	Senior	Senior
- Class	Liquidity Note	A SS
- Rating	Aaa/AAA	Aaa/AAA
- Where listed	Luxembourg	-
- Issue date	7/08/2008	7/08/2008
- Legal maturity	10/01/2014	10/01/2014
- Call option	Time Call (10.08.2011), Clean-up Call, Regulatory Call	
- Expected duration	3.01	3.01
- Rate	3m EURIBOR + 100 bp	3m EURIBOR + 100 bp
- Subordinated level	-	A1,A2
- Nominal value issued	4,400,000 €	90,000,000 €
- Nominal value at the end of accounting period	4,400,000 €	90,000,000 €
- Security subscribers	retained by HVB Banque Luxembourg S,A,	
- ISIN	XS0373753572	XS0373753655
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	Aa2/A	Baa2/BBB
- Where listed	Luxembourg	Luxembourg
- Issue date	7/08/2008	7/08/2008
- Legal maturity	10/01/2014	10/01/2014
- Call option	Time Call (10.08.2011), Clean-up Call, Regulatory Call	
- Expected duration	3.01	3.01
- Rate	3m EURIBOR + 130 bp	3m EURIBOR + 600 bp
- Subordinated level	A1,A2,A SS	A1,A2,A SS,B
- Nominal value issued	14,550,000 €	14,550,000 €
- Nominal value at the end of accounting period	14,550,000 €	14,550,000 €
- Security subscribers	retained by HVB Banque Luxembourg S.A.	(€ 9,45 mn) retained by HVB Banque Luxembourg S.A., Institutional Investors
- ISIN	XS037353739	Certificate of indebtedness
- Type of security	Mezzanine	Mezzanine
- Class	D	D SS
- Rating	Ba2/BB	Ba2/BB
- Where listed	Luxembourg	Luxembourg
- Issue date	7/08/2008	7/08/2008
- Legal maturity	10/01/2014	10/01/2014
- Call option	Time Call (10.08.2011), Clean-up Call, Regulatory Call	
- Expected duration	3.01	3.01
- Rate	3m + 800 bp	3m + 800 bp
- Subordinated level	A1,A2,A SS,B,C	A1,A2,A SS,B,C,D
- Nominal value issued	2,350,000 €	2,000,000 €
- Nominal value at the end of accounting period	2,350,000 €	2,000,000 €
- Security subscribers	Institutional Investors	-

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Continued: ORIGINATOR: HVB AG

NOME CARTOLARIZZAZIONE:	GELDILUX-TS-2008
- ISIN	XS0373753812
- Type of security	Junior
- Class	E
- Rating	n.r.
- Where listed	Luxembourg
- Issue date	7/08/2008
- Legal maturity	10/01/2014
- Call option	Time Call (10.08.2011), Clean-up Call, Regulatory Call
- Expected duration	3.01
- Rate	3m + 1100 bp
- Subordinated level	A1,A2,A SS,B,C,D,DSS
- Nominal value issued	18,950,000 €
- Nominal value at the end of accounting period	18,700,000 €
- Security subscribers	retained by HVB Banque Luxembourg S.A.
Distribution of securitised assets by area:	
Italy - Northwest	
- Northeast	-
- Central	-
- South and Islands	-
Other European Countries - E-U- countries	1,455,000,000 €
- not U-E- countries	-
America	-
Rest of the World	-
TOTAL	1,455,000,000 €
Distribution of securitised assets by business sector of the borrower:	
Governments	-
other governments agencies	-
Banks	-
Finance Companies	-
Insurance Companies	-
Non-financial companies	-
Other entities	1,455,000,000 €
TOTAL	1,455,000,000 €

ORIGINATOR: HVB AG

TRANSACTIONS PREVIOUS PERIODS		
NAME	GELDILUX-TS-2007	
Type of securitisation:	Traditional	
Originator:	Bayerische Hypo-und Vereinsbank AG	
Issuer:	Geldilux-TS-2007 S.A. (Luxembourg)	
Servicer:	Bayerische Hypo-und Vereinsbank AG / HVB Banque Luxembourg S.A.	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief / Funding	
Type of asset:	EURO Loans	
Quality of Asset:	Performing	
Closing date:	4/05/2007	
Nominal Value of disposal portfolio:	2,100,000,000 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	replenishing	
Rating Agencies:	Moody's/Fitch/S&P	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	XS0294513030	XS0294511760
- Type of security	Senior	Senior
- Class	A	Liquidity Note
- Rating	Aaa/AAA/AAA	Aaa/AAA/AAA
- Nominal value issued	2,024,400,000 €	4,500,000 €
- Nominal value at the end of accounting period	2,024,400,000 €	4,500,000 €
- ISIN	XS0294513113	XS0294513204
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	A2/A/A	Baa2/BBB/BBB
- Nominal value issued	21,000,000 €	21,000,000 €
- Nominal value at the end of accounting period	21,000,000 €	21,000,000 €
- ISIN	XS0294513543	XS0294513626
- Type of security	Mezzanine	Mezzanine
- Class	D	E
- Rating	Ba2/BB/BB	B2/n,r,/B
- Nominal value issued	8,400,000 €	4,200,000 €
- Nominal value at the end of accounting period	8,400,000 €	4,200,000 €
- ISIN	XS0294514194	
- Type of security	Junior	
- Class	F	
- Rating	n.r.	
- Nominal value issued	21,000,000 €	
- Nominal value at the end of accounting period	21,000,000 €	

Notes to the Consolidated Accounts (CONTINUED)

Part E) Risks and related risk management policies (CONTINUED)

ORIGINATOR: HVB AG

NAME	BUILDING COMFORT 2007		PROVIDE-A 2006-1	
Type of securitisation:	Synthetic		Synthetic	
Originator:	Bayerische Hypo-und Vereinsbank AG		Bayerische Hypo-und Vereinsbank AG	
Issuer:	Bayerische Hypo-und Vereinsbank AG		Provide-A 2006-1 GmbH	
Servicer:	Bayerische Hypo-und Vereinsbank AG		Bayerische Hypo-und Vereinsbank AG	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)		Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief		Capital Relief and Economic Risk Transfer	
Type of asset:	Private Mortage Loans		Residential Mortgage Loans	
Quality of Asset:	Performing		Performing	
Closing date:	28/12/2007		21/12/2006	
Nominal Value of disposal portfolio:	4,469,521,793 €		2,902,936,108 €	
Guarantees issued by the Bank:	-			
Guarantees issued by Third Parties:	Guarantee for the Mezzanine and Junior Part with an Institutional investor		KfW Guarantee/Junior Guarantee	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	Synthetic Excess Spread		-	
Other relevant information:	-		-	
Rating Agencies:	S & P/ Fitch		S&P/Moody's	
Amount of CDS or other supersenior risk transferred:	32,100,000 €		2,542,336,108 €	
Amount and Conditions of tranching:				
- ISIN	DE000HV5VT03	DE000HV5VT11	XS0279826118	XS0279828163
- Type of security	Senior	Senior	Senior	Senior
- Class	A+	B+	A+	A
- Rating	AAA/AAA	AAA/AAA	AAA/Aaa	AAA/Aaa
- Nominal value issued	100,000 €	100,000 €	500,000 €	145,200,000 €
- Nominal value at the end of accounting period	82,937 €	100,000 €	352,749 €	145,200,000 €
- Reference position at the end of accounting period	4,172,227,355 €	44,700,000 €	-	-
- ISIN	DE000HV5VT29	DE000HV5VT37	XS0279829054	XS0279829641
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	C +	D +	B	C
- Rating	AA/AA	A/A	AA/Aa2	A/A1
- Nominal value issued	100,000 €	100,000 €	95,800,000 €	43,500,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €	95,800,000 €	43,500,000 €
- Reference position at the end of accounting period	115,800,000 €	51,850,000 €	-	-
- ISIN	DE000HV5VT45	DE000HV5VUH3	XS0279830490	XS0279830904
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	E +	F +	D	E
- Rating	BBB / BBB	BB/BB+	BBB/Baa1	BB/Ba2
- Nominal value issued	100,000 €	100,000 €	37,800,000 €	17,400,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €	37,800,000 €	17,400,000 €
- Reference position at the end of accounting period	44,700,000 €	15,650,000 €	-	-
- ISIN			-	
- Type of security			Junior (Swap)	
- Class			F	
- Rating			n.r.	
- Nominal value issued			20,400,000 €	
- Nominal value at the end of accounting period			20,400,000 €	

ORIGINATOR: HVB AG

NAME	GELDILUX-TS-2005			
Type of securitisation:	Traditional			
Originator:	Bayerische Hypo-und Vereinsbank AG			
Issuer:	Geldilux-TS-2005 S.A. (Luxembourg)			
Servicer:	Bayerische Hypo-und Vereinsbank AG / HVB Banque Luxembourg S.A.			
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)			
Target transaction:	Capital Relief / Funding			
Type of asset:	EURO Loans			
Quality of Asset:	Performing			
Closing date:	17/06/2005			
Nominal Value of disposal portfolio:	5,513,750,000			
Guarantees issued by the Bank:	-			
Guarantees issued by Third Parties:	-			
Bank Lines of Credit:	-			
Third Parties Lines of Credit:	-			
Other Credit Enhancements:	-			
Other relevant information:	replenishing			
Rating Agencies:	Moody's/Fitch			
Amount of CDS or other supersenior risk transferred:	-			
	Serie 1		Serie 2	
Amount and Conditions of tranching:				
- ISIN	XS0221114696	XS0221115743	XS0221120156	XS0221120826
- Type of security	Senior	Mezzanine	Senior	Mezzanine
- Class	A	B	A	B
- Rating	Aaa/AAA	A1/A	Aaa/AAA	A1/A
- Nominal value issued	2,101,000,000 €	36,300,000 €	1,241,500,000 €	21,450,000 €
- Nominal value at the end of accounting period	0.00	0.00	1,241,500,000 €	21,450,000 €
- ISIN	XS0221116634	XS0221116980	XS0221121477	XS0221121980
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	C	D	C	D
- Rating	Baa2/BBB	Ba2/BB	Baa2/BBB	Ba2/BB
- Nominal value issued	25,300,000.00	11,000,000.00	14,950,000 €	6,500,000 €
- Nominal value at the end of accounting period	0,00	0,00	14,950,000 €	6,500,000 €
- ISIN	XS0221117442	XS0221118093	XS0221122442	XS0221123176
- Type of security	Mezzanine	Junior	Mezzanine	Junior
- Class	E	F	E	F
- Rating	B2/B	n.r.	B2/B	n.r.
- Nominal value issued	4,400,000.00	22,000,000.00	2,600,000 €	13,000,000 €
- Nominal value at the end of accounting period	0,00	0,00	2,600,000 €	13,000,000 €
	Serie 3			
Amount and Conditions of tranching:				
- ISIN	XS0221125114	XS0221132086	XS0221126195	XS0221127326
- Type of security	Senior	Senior	Mezzanine	Mezzanine
- Class	A	Liquidity Note	B	C
- Rating	Aaa/AAA	Aaa/AAA	A1/A	Baa2/BBB
- Nominal value issued	1,910,000,000 €	13,750,000 €	33,000,000 €	23,000,000 €
- Nominal value at the end of accounting period	1,910,000,000 €	13,750,000 €	33,000,000 €	23,000,000 €

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Continued: ORIGINATOR: HVB AG

NAME	GELDILUX-TS-2005		
- ISIN	XS0221127912	XS0221128647	XS0221129702
- Type of security	Mezzanine	Mezzanine	Junior
- Class	D	E	F
- Rating	Ba2/BB	B2/B	n.r.
- Nominal value issued	10,000,000 €	4,000,000 €	20,000,000 €
- Nominal value at the end of accounting period	10,000,000 €	4,000,000 €	20,000,000 €

ORIGINATOR: HVB AG

NAME	PROVIDE-A 2005-1		PROVIDE-A 2004-1		PROVIDE-A 2003-1	
Type of securitisation:	Synthetic		Synthetic		Synthetic	
Originator:	Bayerische Hypo-und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG	
Issuer:	Provide-A 2005-1 Plc		Provide-A 2004-1 Plc		Provide-A 2003-1 Plc	
Servicer:	Bayerische Hypo-und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)		Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)		Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief		Capital Relief		Capital Relief	
Type of asset:	Private Mortgage Loans		Private Mortgage Loans		Private Mortgage Loans	
Quality of Asset:	Performing		Performing		Performing	
Closing date:	15/12/2005		29/12/2003		16/10/2003	
Nominal Value of disposal portfolio:	4,778,419,283 €		3,500,000,012 €		3,099,999,963 €	
Guarantees issued by the Bank:	-		-		68,199,999 € (Interest Subparticipation)	
Guarantees issued by Third Parties:	KfW Bank Guarantee		KfW Bank Guarantee		KfW Bank Guarantee	
Bank Lines of Credit:	-		-		-	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	-		-		-	
Other relevant information:	-		-		-	
Rating Agencies:	Moody's/Fitch		Moody's/Fitch/S&P		Moody's/Fitch/S&P	
Amount of CDS or other supersenior risk transferred:	4,273,519,283 €		3,125,250,012 €		2,644,049,964 €	
Amount and Conditions of tranching:						
- ISIN	DE000A0GJ2T4	DE000A0GJ2U2	DE000A0AUQ00	DE000A0AUQ18	DE0009106724	DE0009106732
- Type of security	Senior	Senior	Senior	Senior	Senior	Senior
- Class	A+	A	A+	A	A+	A
- Rating	Aaa/AAA	Aaa/AAA	Aaa/AAA/AAA	Aaa/AAA/AAA	Aaa/AAA/AAA	Aaa/AAA/AAA
- Nominal value issued	500,000 €	239,000,000 €	250,000 €	175,000,000 €	250,000 €	155,000,000 €
- Nominal value at the end of accounting period	311,771 €	239,000,000 €	110,285 €	175,000,000 €	100,147 €	155,000,000 €
- ISIN	DE000A0GJ2V0	DE000A0GJ2W8	DE000A0AUQ26	DE000A0AUQ34	DE0009106740	DE0009106757
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	B	C	B	C	B	C
- Rating	Aa2/AA	A1/A	Aa2/AA/AA	A2/A/A	Aa2/AA/AA	A2/A/A
- Nominal value issued	88,400,000 €	66,900,000 €	91,000,000 €	33,250,000 €	117,800,000 €	65,100,000 €
- Nominal value at the end of accounting period	88,400,000 €	66,900,000 €	91,000,000 €	33,250,000 €	117,800,000 €	65,100,000 €

Continued: ORIGINATOR: HVB AG

NAME	PROVIDE-A 2005-1		PROVIDE-A 2004-1		PROVIDE-A 2003-1	
- ISIN	DE000A0GJ2X6	DE000A0GJ2Y4	DE000A0AUQ42	DE000A0AUQ59	DE0009106765	-
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Junior
- Class	D	E	D	E	D	E
- Rating	Baa2/BBB	Ba2/BB	Baa2/BBB/BBB	Ba2/BB/BB	Baa2/BBB/BBB	Privately rated
- Nominal value issued	47,800,000 €	26,300,000 €	26,250,000 €	24,500,000 €	49,600,000 €	68,199,999 €
- Nominal value at the end of accounting period	47,800,000 €	26,300,000 €	26,250,000 €	24,500,000 €	49,600,000 €	68,199,999 €
- ISIN	DE000A0GJ2Z1		DE000A0AUQ67			
- Type of security	Junior		Junior			
- Class	F		F			
- Rating	n.r.		n.r.			
- Nominal value issued	36,000,000 €		24,500,000 €			
- Nominal value at the end of accounting period	35,439,367 €		23,577,493 €			

ORIGINATOR: HVB AG - UniCredit BA AG

NEW TRANSACTION 2008

NAME	EUROCONNECT SME 2008
Type of securitisation:	Synthetic
Originator:	Bayerische Hypo- und Vereinsbank AG (67.9%), UniCredit Bank Austria AG (32.1%)
Issuer:	EuroConnect SME 2008 Limited, Bayerische Hypo- und Vereinsbank AG Bank Austria Creditanstalt AG
Servicer:	Bayerische Hypo-und Vereinsbank AG UniCredit Bank Austria AG
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)
Target transaction:	Capital Relief / Funding and risk transfer for concentration risks
Type of asset:	Corporate SME Loans
Quality of Asset:	Performing
Closing date:	30/09/2008
Nominal Value of disposal portfolio:	2,488,493,144 €
Net amount of preexinting writedown/writebacks:	-
Disposal Profit & Loss realized:	-
Portfolio disposal price:	-
Guarantees issued by the Bank:	-
Guarantees issued by Third Parties:	-
Bank Lines of Credit:	-
Third Parties Lines of Credit:	-
Other Credit Enhancements:	Synthetic Excess Spread + Reserve Ledger
Other relevant information:	Replenishing
Rating Agencies:	S & P
Amount of CDS or other supersenior risk transferred:	-
Amount and Conditions of tranching:	
- Issuer	**Bayerische Hypo- und Vereinsbank AG**
- ISIN	n.a
- Type of security	SuperSenior
- Class	A

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Continued: ORIGINATOR: HVB AG - UNICREDIT BA AG

NAME	EUROCONNECT SME 2008	
- Rating	AAA	
- Where listed	not listed	
- Issue date	30-09-2008	
- Legal maturity	30-12-2030	
- Call option	(17 April 2014) Time Call, Clean-up call, Regulatory Call	
- Expected duration	5.5	
- Rate	n.a.	
- Subordinated level	-	
- Reference position at the end of accounting period	2,228,093,144 €	
- ISIN	XS0388966102	XS0388966441
- Type of security	Mezzanine	Mezzanine
- Class	A2	B2
- Rating	AAA	A
- Where listed	not listed	not listed
- Issue date	30/09/2008	30/09/2008
- Legal maturity	30/12/2030	30/12/2030
- Call option	(17 April 2014) Time Call, Clean-up call, Regulatory Call	
- Expected duration	5.5	5.5
- Rate	3m Euribor + 175 bp	3m Euribor + 250 bp
- Subordinated level	Sub A	Sub A, A2
- Nominal value issued	100,000 €	100,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €
- Security subscribers	retained by BaCa	retained by BaCa
- Reference position at the end of accounting period	16,850,000 €	45,700,000 €

ORIGINATOR: HVB AG - UniCredit BA AG

NAME	EUROCONNECT SME 2008 (CONTINUED)	
- Issuer	**UniCredit Bank Austria AG**	
- ISIN	XS0388966524	XS0388966797
- Type of security	Mezzanine	Mezzanine
- Class	A2	B2
- Rating	AAA	A
- Where listed	not listed	not listed
- Issue date	30/09/2008	30/09/2008
- Legal maturity	30/12/2030	30/12/2030
- Call option	(17 April 2014) Time Call, Clean-up call, Regulatory Call	
- Expected duration	5.5	5.5
- Rate	3m Euribor + 175 bp	3m Euribor + 250 bp
- Subordinated level	Sub A	Sub A, A2
- Nominal value issued	100,000 €	100,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €
- Security subscribers	retained by HVB AG	retained by HVB AG
- Reference position at the end of accounting period	7,850,000 €	7,850,000 €

Continued: ORIGINATOR: HVB AG - UNICREDIT BA AG

NOME CARTOLARIZZAZIONE:	EUROCONNECT SME 2008 (CONTINUED)	
- Issuer	**EuroConnect SME 2008 Limited**	
- ISIN	XS0388589128	XS0388589631
- Type of security	Mezzanine	Mezzanine
- Class	C	D
- Rating	A	BBB/BBB
- Where listed	Dublin	Dublin
- Issue date	30/09/2008	30/09/2008
- Legal maturity	30/12/2030	30/12/2030
- Call option	(17 April 2014) Time Call, Clean-up call, Regulatory Call	
- Expected duration	5.5	5.5
- Rate	3m Euribor + 250 bp	3m Euribor + 400 bp
- Subordinated level	Sub A, A2, B2	Sub A, A2, B2, C
- Nominal value issued	24,900,000 €	34,850,000 €
- Nominal value at the end of accounting period	24,900,000 €	34,850,000 €
- Security subscribers	(€ 18.6 mn) HVB AG, (€ 6.3 mn) BaCa	(€ 26.05 mn) HVB AG, (€ 8.8 mn) BaCa
- ISIN	XS0388589714	XS0388590134
- Type of security	Mezzanine	Junior
- Class	E	F
- Rating	BB/BB	n.r. / n.r.
- Where listed	Dublin	-
- Issue date	30/09/2008	30/09/2008
- Legal maturity	30/12/2030	30/12/2030
- Call option	(17 April 2014) Time Call, Clean-up call, Regulatory Call	
- Expected duration	5.5	5.5
- Rate	3m Euribor + 1125 bp	-
- Subordinated level	Sub A, A2, B2, C, D	Sub A, A2, B2, C, D, E
- Nominal value issued	24,900,000 €	97,100,000 €
- Nominal value at the end of accounting period	24,900,000 €	97,100,000 €
- Security subscribers	(€ 6.05mn) HVB AG, (€ 2,05mn) BA, (€ 16.8 mn) Institutional Investors	Institutional Investors
Distribution of securitised assets by area:		
Italy - Northwest	-	
- Northeast	-	
- Central	-	
- South and Islands	-	
Other European Countries - E.U. countries	2,488,493,144 €	
- not U.E. countries	-	
America	-	
Rest of the World	-	
TOTAL	2,488,493,144 €	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	2,488,493,144 €	
TOTAL	**2,488,493,144 €**	

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

ORIGINATOR: HVB AG - UniCredit BA AG				
NAME	EUROCONNECT ISSUER SME 2007		PROMISE XXS-2006-1	
Type of securitisation:	Synthetic		Synthetic	
Originator:	Bayerische Hypo- und Vereinsbank AG (66,09%) - Bank Austria Creditanstalt AG (33,91%)		Bayerische Hypo-und Vereinsbank AG (77 %) / Bank Austria Creditanstalt AG (23 %)	
Issuer:	EuroConnect Issuer SME 2007 Limited, Bayerische Hypo- und Vereinsbank AG Bank Austria Creditanstalt AG		Promise XXS-2006-1 GmbH	
Servicer:	Bayerische Hypo-und Vereinsbank AG UniCredit Bank Austria AG		Bayerische Hypo-und Vereinsbank AG / UniCredit Bank Austria AG	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)		Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief / Funding and risk transfer for concentration risks		Capital Relief and increase in ROE	
Type of asset:	Corporate SME loans		Corporate Loans	
Quality of Asset:	Performing		Performing	
Closing date:	28/12/2007		20/12/2006	
Nominal Value of disposal portfolio:	3,089,092,361 €		4,492,354,940 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		KfW Guarantee	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	Synthetic Excess Spread + Reserve Ledger		-	
Other relevant information:	replenishing		replenishing	
Rating Agencies:	S & P/ Fitch		S&P/Moody's/Fitch	
Amount of CDS or other supersenior risk transferred:	-		3,896,604,940 €	
Amount and Conditions of tranching:				
Issuer:	**Bayerische Hypo-und Vereinsbank AG**			
- ISIN	n.a		-	
- Tipologia	SuperSenior		-	
- Classe	A		-	
- Rating	AAA		-	
- Reference position at the end of accounting period	€ 2.780.017.677		-	
- ISIN	XS0337935968	XS0337936180	XS0277600663	XS0277602016
- Type of security	Senior	Mezzanine	Senior	Senior
- Class	A2	B2	A+	A
- Rating	AAA	A	AAA/Aaa/AAA	AAA/Aaa/AAA
- Nominal value issued	100,000 €	100,000 €	250,000 €	179,500,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €	219,895 €	157,884,395 €
- Reference position at the end of accounting period	20,350,000 €	40,750,000 €	-	-
Issuer:	**Bank Austria Creditanstalt AG**			
- ISIN	XS0337946221	XS0337946650	XS0277606272	XS0277606512
- Type of security	Senior	Mezzanine	Mezzanine	Mezzanine
- Class	A2	B2	B	C
- Rating	AAA	A	AA/Aa2/AA	A/A2/A
- Nominal value issued	100,000 €	100,000 €	108,000,000 €	78,500,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €	94,994,510 €	69,046,936 €
- Reference position at the end of accounting period	10,400,000 €	20,850,000 €	-	-
Issuer:	**EuroConnect Issuer SME 2007 Ltd,**			
- ISIN	XS0336039325	XS0336040331	XS0277606942	XS0277607320
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine

Continued: ORIGINATOR: HVB AG - UNICREDIT BA AG

NOME CARTOLARIZZAZIONE:	EUROCONNECT ISSUER SME 2007		PROMISE XXS-2006-1	
- Class	A	B2	D	E
- Rating	A	BBB/BBB	BBB/Baa2/BBB	BB/Ba2/BB
- Nominal value issued	35,550,000 €	43,250,000 €	56,500,000 €	78,500,000 €
- Nominal value at the end of accounting period	35,550,000 €	43,250,000 €	49,696,302 €	69,046,936 €
- ISIN	XS0336040505	XS0336041222	XS0277608211	XS0277608567
- Type of security	Mezzanine	Junior	Mezzanine	Junior
- Class	C	D	F	G
- Rating	BB/BB	n.r. / n.r.	B- / B3/ n.r.	n.r.
- Nominal value issued	37,100,000 €	100,400,000 €	45,000,000 €	15,000,000 €
- Nominal value at the end of accounting period	37,100,000 €	100,400,000 €	39,581,046 €	13,193,682 €
- ISIN			XS0278362164	
- Type of security			Junior	
- Class			H	
- Rating			n.r.	
- Nominal value issued			34,500,000 €	
- Nominal value at the end of accounting period			30,345,469 €	

ORIGINATOR: HVB AG - UniCredit BA AG - UniCredit CORPORATE BANKING SPA

NEW TRANSACTION 2008

NAME	EUROCONNECT ISSUER LC 2007-1	
Type of securitisation:	Synthetic	
Originator:	Bayerische Hypo- und Vereinsbank AG (45,04%) - Bank Austria Creditanstalt AG (37,78%) - UBI (17,18%)	
Issuer:	EuroConnect Issuer LC 2007-1 Limited	
Servicer:	Bayerische Hypo- und Vereinsbank AG - UniCredit Bank Austria AG - UniCredit Corporate Banking S.p.A.	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief / Funding and risk transfer for concentration risks	
Type of asset:	Secured and unsecured exposures to large corporates	
Quality of Asset:	Performing	
Closing date:	20/08/2007	
Nominal Value of disposal portfolio:	6,206,611,098 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	Guarantee for the Super Senior Swap with an institutional investor	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	replenishing	
Rating Agencies:	Moody's/Fitch/S & P	
Amount of CDS or other supersenior risk transferred:	5,523,861,098 €	
Amount and Conditions of tranching:		
- ISIN	XS0311810898	XS0311811862
- Type of security	Senior	Mezzanine
- Class	A	B
- Rating	AAA/Aaa/AAA	A+/A1/A+
- Nominal value issued	310,350,000 €	93,100,000 €
- Nominal value at the end of accounting period	310,350,000 €	93,100,000 €

Notes to the Consolidated Accounts (CONTINUED)

Part E) Risks and related risk management policies (CONTINUED)

Continued: ORIGINATOR: HVB AG - UNICREDIT BA AG - UNICREDIT CORPORATE BANKING SPA

OPERAZIONI ANNI PRECEDENTI		
- ISIN	XS0311813306	XS0311814536
- Type of security	Mezzanine	Mezzanine
- Class	C	D
- Rating	BBB/Baa2/BBB	BB/Ba2/BB
- Nominal value issued	62,050,000 €	68,300,000 €
- Nominal value at the end of accounting period	62,050,000 €	68,300,000 €
- ISIN	XS0311814619	XS0315224716
- Type of security	Junior	Junior
- Class	E1	E2
- Rating	n.r./n.r./n.r.	n.r./n.r./n.r.
- Nominal value issued	143,950,000 €	5,000,000 €
- Nominal value at the end of accounting period	143,950,000 €	5,000,000 €

ORIGINATOR: UniCredit BA AG		
NEW TRANSACTION 2008		
NAME	BA SFA-1-2008	
Type of securitisation:	Synthetic/Private	
Originator:	UniCredit Bank Austria AG	
Issuer:	UniCredit Bank Austria AG	
Servicer:	UniCredit Bank Austria AG	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief and risk transfer for concentration risks.	
Type of asset:	Highly diversified and granular pool of Bank Austria's loans to corporates.	
Quality of Asset:	Performing	
Closing date:	19/12/2008	
Nominal Value of reference portfolio:	6,663,757,406 €	
Net amount of preexisting writedown/writebacks:	-	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	-	
Issue guarantees by the Bank:	-	
Issued guarantees bythird parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	Replenishing	
Rating Agencies:	No rating agency, use of Supervisory Formula Approach	
Amount of CDS or other risk transferred:	600.000.000 €	
Amount and Condition of tranching:		
- ISIN	n.a	n.a
- Type of security	Senior	Junior
- Class	A	B
- Rating	n.r.	n.r.
- Quotation	not listed	not listed

Continued: ORIGINATOR: UNICREDIT BA AG

NEW TRANSACTION 2008		
- Issue date	30/12/2008	30/12/2008
- Legal maturity	30/03/2028	30/03/2028
- *Call option*	(01.12.2013) Time Call, Clean-up call, Regulatory Call	
- Expected duration	5	5
- Rate	n.a	n.a
- Subordinated level	-	Sub A
- Reference Position	6,063,757,406 €	600,000,000 €
- Reference Position at the end of accounting period	6,063,757,406 €	600,000,000 €
- Security subscribers	retained by UniCredit Bank Austria AG	hedged with an institutional investors
Distribution of securitised assets by area:		
Italy - Northwest	17,951,617 €	
- Northeast		
- Central		
- South and Islands		
Other European Countries - E.U. countries	5,019,167,642 €	
- not U.E. countries	1,295,379,382 €	
America	258,318,864 €	
Rest of the World	72,939,902 €	
TOTAL	**6,663,757,406 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	17,818,993 €	
Banks	275,973,010 €	
Finance Companies	143,874,733 €	
Insurance Companies	-	
Non-financial companies	6,183,250,549 €	
Other entities	42,840,120 €	
TOTAL	**6,663,757,406 €**	

Part E) Risks and related risk management policies (Continued)

QUANTITATIVE INFORMATION

C.1.1 Exposure resulting from securitisation transactions broken down by quality of underlying assets

QUALITY OF UNDERLYING ASSETS / EXPOSURES	AMOUNTS AS AT 12.31.2008					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**72,644,064**	72,592,160	2,065,169	1,942,013	4,510,731	4,907,079
a) Impaired	521	521	300,746	295,309	510,773	535,312
b) Other	72,643,543	72,591,639	1,764,423	1,646,704	3,999,958	4,371,767
B. With third-party underlying assets:	**9,503,462**	**9,195,229**	**8,155,769**	**8,383,843**	**519,085**	**295,219**
a) Impaired	-	-	-	-	5,386	5,386
b) Other	9,503,462	9,195,229	8,155,769	8,383,843	513,699	289,833

Continued C.1.1 Exposure resulting from securitisation transactions broken down by quality of underlying assets)

QUALITY OF UNDERLYING ASSETS / EXPOSURES	AMOUNTS AS AT 12.31.2008					
	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	-	-	**557,358**	**94,302**	**65,920**	**65,920**
a) Impaired	-	-	557,358	94,302	-	-
b) Other	-	-	-	-	65,920	65,920
B. With third-party underlying assets:	-	-	-	-	**28,942**	**28,942**
a) Impaired	-	-	-	-	-	-
b) Other	-	-	-	-	28,942	28,942

Continued C.1.1 Exposure resulting from securitisation transactions broken down by quality of underlying assets)

QUALITY OF UNDERLYING ASSETS / EXPOSURES	AMOUNTS AS AT 12.31.2008					
	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**-**	**-**	**720,918**	**667,317**	**45,220**	**45,220**
a) Impaired	-	-	720,918	667,317	-	-
b) Other	-	-	-	-	45,220	45,220
B. With third-party underlying assets:	**2,380,273**	**2,380,273**	**135,337**	**135,337**	**-**	**-**
a) Impaired	-	-	-	-	-	-
b) Other	2,380,273	2,380,273	135,337	135,337	-	-

In-house securitizations not involving derecognition of the assets are accounted for as retained risk, i.e. the difference between sold assets and the corresponding liabilities recognized under IAS 39.

Part E) Risks and related risk management policies (Continued)

C.1.2 Exposure from the main "in-house" securitisation transaction broken down by type of securitised asset and by type of exposure

	AMOUNTS AS AT 12.31.2008					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A. Totally derecognised	**117,202**	**29**	**295,310**	**-**	**602,282**	**-**
A.1 CLO/CBO OTHERS	116,681	28	-	-	66,970	-
A.1.1 Caesar Finance	-	-	-	-	59,167	-
A.1.2 Caesar Finance 2000	-	-	-	-	7,803	-
A.1.3 Entasi	116,681	28	-	-	-	-
A.2 OTHERS	**521**	**1**	**295,310**	**-**	**535,312**	**-**
A.2.1 Trevi Finance	-	-	75,976	-	159,004	-
A.2.2 Trevi Finance 2	-	-	219,334	-	183,896	-
A.2.3 Trevi Finance 3	521	1	-	-	192,412	-
B. Partially derecognised	**-**	**-**	**-**	**-**	**-**	**-**
C. Non-derecognised	**72,474,957**	**-14,837**	**1,646,704**	**-129,988**	**4,304,795**	**228**
C.1 RMBS Prime	**34,055,369**	**2,599**	**727,338**	**-4,491**	**3,258,384**	**195**
C.1.1 Bipca Cordusio RMBS	851,920	-	99,109	-	19,043	-
C.1.2 Building Comfort 2007	3,665,820	-48	214,799	-142	5,500	-
C.1.3 Building Comfort 2008	2,873,965	-	301,900	-	-	-
C.1.4 Capital Mortgage 2007 - 1	73,500	1,551	25,350	-	54,316	-
C.1.5 Cordusio RMBS	75,140	-	3,500	684	19,847	-
C.1.6 Cordusio RMBS 3 - UBCasa 1	87,972	-	4,500	1,214	54,325	-
C.1.7 Cordusio RMBS Securitisation - Serie 2006	48,914	-	-	-	29,796	-
C.1.8 Cordusio RMBS Securitisation - Serie 2007	14,344	1	-	-	40,206	-
C.1.9 Cordusio RMBS Securitisation - Serie 2008	22,250,000	-	-	-	1,866,627	-
C.1.10 F-E Mortgages 2003	14,970	484	-	-	31,778	-
C.1.11 F-E Mortgages 2005	8,489	634	36,000	-	60,978	-
C.1.12 Heliconus	9,582	-	-	-	21,655	-
C.1.13 PMI DUE Finance	-	-	-	-	13,458	-
C.1.14 Provide A 2003	48	-	5,994	-168		-
C.1.15 Provide A 2004	1,058	-23	15,153	-2,249	20,943	195
C.1.16 Provide A 2005	-	-	21,033	-3,830	-	-
C.1.17 Rosenkavalier 2008	4,079,647	-	-	-	1,019,912	-
C.2 CLO/SME	**4,995,983**	**88**	**520,700**	**-31,277**	**147,271**	**-**
C.2.1 CORDUSIO SME 2008-1 Limited	60,083	-	278,031	-	144,043	-
C.2.2 EuroConnect SME 2007-1	2,707,807	88	125,971	-31,277	3,228	-
C.2.3 EuroConnect SME 2008	2,228,093	-	116,698	-	-	-
C.3 CLO/CBO Others	**28,614,998**	**-31,974**	**161,566**	**-97,400**	**72,950**	**-**
C.3.1 BA SFA -1 - 2008	6,063,757	-	-	-	-	-
C.3.2 Euroconnect Issuer LC 2007-1	225,661	-31,883	102,295	-69,570	-	-
C.3.3 Geldilux TS 2005	265,209	220	8,199	-4,392	33,000	-
C.3.4 Geldilux TS 2007	70,967	-258	4,200	-	21,000	-
C.3.5 Geldilux TS 2008	413,186	-	24,000	-	18,950	-
C.3.6 HVB-SFA-1-2008	9,115,757	-	-	-	-	-

AMOUNTS AS AT 12.31.2008											
GUARANTEES GIVEN						CREDIT FACILITIES					
SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	RETTIFICHE/ RIPRESE DI VALORE	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
-	-	94,302	-42,858	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	94,302	-42,858	-	-	-	-	-	-	-	-
-	-	7,655	-1,535	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
		86,647	-41,323			-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	65,920	-	-	-	-	-	45,220	-
-	-	-	-	65,920	-	-	-	-	-	30,220	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	20,000	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	10,220	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	65,920	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

Part E) Risks and related risk management policies (Continued)

Continued: C.1.2 Exposure from the main "in-house" securitisation transaction broken down by type of securitised asset and by type of exposure

	AMOUNTS AS AT 12.31.2008					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
C.3.7 HVB-SFA-2-2008	3,562,761	-	-	-	-	-
C.3.8 HVB-SFA-3-2008	8,897,300	-	-	-	-	-
C.3.9 Promise XXS 2006 - 1	400	-53	22,872	-23,438	-	-
C.4 LEASES	**4,807,606**	**14,450**	**237,100**	**3,180**	**816,159**	**-**
C.4.1 F-E Blue	6,693	1	-	-	41,439	-
C.4.2 F-E Gold	30,650	568	10,200	-	71,352	-
C.4.3 F-E Green	17,787	221	-	-	56,950	-
C.4.4 Galleon	-	-	-	-	3,640	-
C.4.5 Locat Securitization Vehicle 2	129,703	13,082	18,400	2,128	103,162	-
C.4.6 Locat SV - Serie 2005	26,800	161	4,000	590	46,382	-
C.4.7 Locat SV - Serie 2006	118,487	417	1,500	411	47,582	-
C.4.8 Locat SV - Serie 1 2008	2,145,549	-	202,000	-	149,841	-
C.4.9 Locat SV - Serie 2 2008	2,305,570	-	-	-	295,811	-
C.4.10 Success 2005	26,367	-	1,000	51	-	-
C.5 OTHERS	**1,001**	**-**	**-**	**-**	**10,031**	**33**
C.5.1 F-E Personal Loans 2003-1	1,001	-	-	-	10,031	33

The carrying value is the net exposures shown in Table C.1.1. Writed-downs and write-backs refer to financial year 2008 only.

	AMOUNTS AS AT 12.31.2008											
	GUARANTEES GIVEN						CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	RETTIFICHE/ RIPRESE DI VALORE	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**15,000**	**-**
	-	-	-	-	-	-	-	-	-	-	15,000	-

Part E) Risks and related risk management policies (Continued)

C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure (*)

	AMOUNTS AS AT 12.31.2008					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A.1. RMBS PRIME	**3,652,130**	**10,787**	**665,830**	**-58,862**	**8,737**	**-**
A.1.1 OPUS ONE CORPORATION	-	-	193,204	-	-	-
A.1.2 TDA CAM	161,243	-8,979	19,029	-2,251	-	-
A.1.3 STORM BV	175,533	-1,155	-	-	-	-
A.1.4 HOLLAND EURO-DENOMINATED MTG B	172,020	-1,320	-	-	-	-
A.1.5 PERMANENT FINANCING PLC	120,529	-3,113	5,693	-55	-	-
A.1.6 LUSITANO MORTGAGES PLC	124,046	11,230	-	-	-	-
A.1.7 GRANITE MASTER ISSUER PLC	102,243	-4,136	14,618	-329	-	-
A.1.8 AYT GENOVA HIPOTECARIO	116,113	-11,485	-	-	-	-
A.1.9 CELTIC RESIDENTIAL IRISH MORTG	111,257	-4,636	-	-	-	-
A.1.10 FASTNET SECURITIES PLC	91,121	-3,480	-	-	-	-
A.1.11 GRACECHURCH MORTGAGE FINANCING	79,113	-2,292	5,301	-999	-	-
A.1.12 DELPHINUS BV	78,152	-1,623	1,433	-67	-	-
A.1.13 BPM SECURITISATION SRL	76,818	291	-	-	-	-
A.1.14 HOLMES FINANCING PLC	75,058	-942	-	-	-	-
A.1.15 BANCAJA FONDO DE TITULIZACION	72,515	-4,730	-	-	-	-
A.1.16 ARKLE MASTER ISSUER PLC	72,371	-1,845	-	-	-	-
A.1.17 OTHER 121 EXPOSURES	2,023,998	49,002	426,552	-55,161	8,737	-
A.2 RMBS NONCONFORMING	**240,384**	**-7,239**	**115,417**	**-24,252**	**6,814**	**-6,701**
A.2.1 BLUESTONE SECURITIES PLC	32,059	-1,149	61,497	-12,008	3,150	-2,215
A.2.2 OTHER 22 EXPOSURES	208,325	-6,090	53,920	-12,244	3,664	-4,486
A.3 RMBS US SUBPRIME	**11,237**	**2,763**	**14,533**	**-500**	**4,524**	**-4,553**
A.3.1 9 EXPOSURES	11,237	2,763	14,533	-500	4,524	-4,553
A.4 CMBS	**1,276,112**	**-66,295**	**715,876**	**-61,774**	**-**	**-**
A.4.1 SFCG TRUST	-	-	302,300	-	-	-
A.4.2 EPIC	92,187	-14,390	15,452	-14,408	-	-
A.4.3 OTHER 83 EXPOSURES	1,183,925	-51,905	398,124	-47,366	-	-
A.5 CDO OF ABS/CDO SQUARED	**26,229**	**-26,991**	**49,833**	**-68,359**	**3,790**	**-10,176**
A.5.1 11 EXPOSURES	26,229	-26,991	49,833	-68,359	3,790	-10,176
A.6 CDO - BALANCE SHEET	**325,197**	**-26,294**	**39,425**	**-12,786**	**-**	**-**
A.6.1 GLENEAGLES FUNDING LTD	107,782	2,599	28,185	-6,876		
A.6.2 OTHER 11 EXPOSURES	217,415	-28,893	11,240	-5,910	-	-
A.7 CDO - MARKET VALUE	**4,878**	**-965**	**-**	**-**	**-**	**-**
A.7.1 1 EXPOSURE	4,878	-965	-	-	-	-
A.8 CDO - PREFERRED STOCK	**-**	**-**	**62,587**	**-21,841**	**-**	**-**
A.8.1 6 EXPOSURES	-	-	62,587	-21,841	-	-
A.9 CDO - SYNTHETIC ARBITRAGE	**33,677**	**-1,327**	**10,089**	**-10,468**	**445**	**-13,787**
A.9.1 7 EXPOSURES	33,677	-1,327	10,089	-10,468	445	-13,787
A.10 CRE CDO	**25,620**	**-12,293**	**8,649**	**-5,202**	**-**	**-**

AMOUNTS AS AT 12.31.2008											
GUARANTEES GIVEN						CREDIT FACILITIES					
SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
-	-	-	-	-	-	-	-	41,777	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	41,777	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Continued: C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure (*)

	AMOUNTS AS AT 12.31.2008					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A.10.1 5 EXPOSURES	25,620	-12,293	8,649	-5,202	-	-
A.11 CDO OTHER	**128,701**	**-6,061**	**130,518**	**-44,119**	**70**	**-7,123**
A.11.1 22 EXPOSURES	128,701	-6,061	130,518	-44,119	70	-7,123
A.12 CLO SME	**386,501**	**-10,966**	**200,950**	**-37,007**	**1,294**	**-13,189**
A.12.1 LAMBDA FINANCE BV	107,168	-11,989	4,840	-1,580	-	-
A.12.2 PREPS	-	-	72,591	-29,975	224	-13,276
A.12.3 OTHER 33 EXPOSURES	279,333	1,023	123,519	-5,452	1,070	87
A.13 CLO ARBITRAGE/BALANCE SHEET	**373,199**	**1,982**	**79,714**	**-8,737**	**900**	**-2,448**
A.13.1 42 EXPOSURES	373,199	1,982	79,714	-8,737	900	-2,448
A.14 CLO / CBO OTHER	**528,412**	**-73,340**	**176,643**	**-80,923**	**34,276**	**-68,270**
A.14.1 JUBILEE CDO BV	172,471	-41,134	5,653	-1,747		
A.14.2 OTHER 54 EXPOSURES	355,941	-32,206	170,990	-79,176	34,276	-68,270
A.15 CONSUMER LOANS	**886,145**	**-14,274**	**107,517**	**-6,080**	**-**	**-**
A.15.1 AIFUL TRUST	237,831	-	-	-	-	-
A.15.2 RUSSIAN STRUCTURED CONSUMER CREDIT	103,916	-	-	-	-	-
A.15.3 OTHER 38 EXPOSURES	544,398	-14,274	107,517	-6,080	-	-
A.16 CREDIT CARDS	**129,244**	**-5,035**	**111,682**	**-1,382**	**-**	**-**
A.16.1 EURASIA CREDIT CARD FUNDING 2	-	-	99,314	-	-	-
A.16.2 OTHER 12 EXPOSURES	129,244	-5,035	12,368	-1,382	-	-
A.17 STUDENT LOANS	**97,872**	**-4,045**	**46,718**	**-14,184**	**-**	**-**
A.17.1 7 EXPOSURES	97,872	-4,045	46,718	-14,184	-	-
A.18 LEASES	**339,628**	**17,235**	**102,500**	**-9,725**	**6,698**	**375**
A.18.1 27 EXPOSURES	339,628	17,235	102,500	-9,725	6,698	375
A.19 OTHER	**685,850**	**8,284**	**128,979**	**-8,083**	**35,626**	**-106,050**
A.19.1 SAPPI	-	-	-	-		
A.19.2 SOCIETA CARTOLARIZZAZIONE CRED INPS	315,972	-1,837	-	-		
A.19.3 OTHER 46 EXPOSURES	369,878	10,121	128,979	-8,083	35,626	-106,050
A.20 CDS DI CDO	**44,214**	**-**	**348,257**	**-**	**192,044**	**-**
A.20.1 42 EXPOSURES	44,214	-	348,257	-	192,044	-
A.21. CONDUITS	**-**	**-**	**5,268,124**	**-**	**-**	**-**
A.21.1 SALOME FUNDING (§)	-	-	2,795,786	-	-	-
A.21.2 ARABELLA FUNDING (§)	-	-	2,149,694	-	-	-
A.21.3 BAVARIA UNIVERSAL FUNDING (§)	-	-	322,644	-	-	-

(*) list of details for exposures over € 70 million.
(§) exposure of subsidiaries included in the scope of consolidation, but not belonging to the banking group.
The carrying value is the net exposure shown in Table C.1.1. Write-downs and write-backs refer to financial year 2008 only.

AMOUNTS AS AT 12.31.2008											
GUARANTEES GIVEN						CREDIT FACILITIES					
SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
-	-	-	-	-	-	-	-	-	-	-	-
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
-	-	-	-	-	-	-	-	-	-	-	-
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
-	-	-	-	-	-	-	-	-	-	-	-
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	**-**	**-**	**-**	**-**	**-**	**194,203**	**-**	**17,300**	**-**	**-**	**-**
-	-	-	-	-	-	158,554	-	-	-	-	-
-	-	-	-	-	-	10,149	-	-	-	-	-
-	-	-	-	-	-	25,500	-	17,300	-	-	-
				17,964		**-**	**-**	**4,996**	**-**	**-**	**-**
-	-	-	-	-	-	-	-	-	-	-	-
				17,964		-	-	4,996	-	-	-
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**71,264**	**-**	**-**	**-**
-	-	-	-	-	-	-	-	71,264	-	-	-
				-		**-**	**-**	**-**	**-**	**-**	**-**
-	-	-	-	-	-	-	-	-	-	-	-
				10,978		**410,557**	**-**	**-**	**-**	**-**	**-**
-	-	-	-	-	-	373,060	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
				10,978		37,497	-	-	-	-	-
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
-	-	-	-	-	-	-	-	-	-	-	-
-	**-**	**-**	**-**	**-**	**-**	**1,775,512**	**-**	**-**	**-**	**-**	**-**
-	-	-	-	-	-	445,950	-	-	-	-	-
-	-	-	-	-	-	219,712	-	-	-	-	-
-	-	-	-	-	-	1,109,850	-	-	-	-	-

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

C.1.4 Exposure resulting from securitisation transactions broken down by portfolio and type

	AMOUNTS AS AT 12.31.2008						AMOUNTS AS AT 12.31.2007
EXPOSURE / PORTFOLIO	TRADING	DESIGNATED AT FAIR VALUE	AVAILABLE FOR SALE	HELD-TO-MATURITY	LOANS	TOTAL	TOTAL
1. Balance-sheet exposures	**1,203,127**	**176,698**	**729,778**	**174,100**	**11,337,259**	**13,620,962**	**17,555,970**
- Senior	561,703	92,523	617,779	107,782	7,932,646	9,312,432	13,770,716
- Mezzanine	433,062	84,175	70,411	66,270	2,757,110	3,411,028	2,981,688
- Junior	208,362	-	41,588	48	647,503	897,502	803,566
2. Off-balance-sheet exposures	-	-	-	-	**3,306,170**	**3,306,170**	**11,514,081**
- Senior	-	-	-	-	2,380,273	2,380,273	7,062,702
- Mezzanine	-	-	-	-	896,955	896,955	4,431,379
- Junior	-	-	-	-	28,942	28,942	20,000

This table shows the carrying value only of exposures arising from in-house securitization for which the assets sold have been derecognized as well as securitizations carried out by others.

C.1.5 Securitised assets underlying junior securities or other forms of credit support

	AMOUNTS AS AT 12.31.2008	
ASSET/SECURITIES	TRADITIONAL	SYNTHETIC
A. Own underlying assets:	**65,573,202**	**4,511,953**
A.1 Totally derecognised	1,718,206	X
1. Non-performing loans	1,157,093	X
2. Doubtful loans	-	X
3. Restructured exposures	-	X
4. Past-due exposures	-	X
5. Other assets	561,113	X
A.2 Partially derecognised	**-**	**X**
1. Non-performing loans	-	X
2. Doubtful loans	-	X
3. Restructured exposures	-	X
4. Past-due exposures	-	X
5. Other assets	-	X
A.3 Non-derecognised	**63,827,807**	**4,511,953**
1. Non-performing loans	133,944	25,041
2. Doubtful loans	123,947	10,384
3. Restructured exposures	9,148	-
4. Past-due exposures	127,806	5,979
5. Other assets	63,432,962	4,470,549
B. Third party underlying assets:	**27,190**	**-**
B.1 Non-performing loans	4,332	-
B.2 Doubtful loans	375	-
B.3 Restructured exposures	-	-
B.4 Past-due exposures	-	-
B.5 Other assets	22,483	-

C.1.6 Stakes in special purpose vehicles

NAME	HEADQUARTERS	STAKE %
Augusto S.r.L.	Milano - Via Pontaccio, 10	5%
Breakeven S.r.L.	Verona - Piazzetta Monte, 1	100%
Colombo S.r.L.	Milano - Via Pontaccio, 10	5%
Diocleziano S.r.L	Milano - Via Pontaccio, 10	5%
Entasi S.r.l.	Roma - Largo Chigi 5	100%
Eurofinance 2000 S.r.l.	Roma - Largo Chigi 5	98.97%
Quercia Funding S.r.L.	Verona - Via Garibaldi, 1	65%
Trevi Finance S.p.A.	Conegliano (TV) - via Vittorio Alfieri, 1	60%
Trevi Finance n. 2 S.p.A.	Conegliano (TV) - via Vittorio Alfieri, 1	60%
Trevi Finance n. 3 S.r.l.	Conegliano (TV) - via Vittorio Alfieri, 1	60%

Part E) Risks and related risk management policies (Continued)

C.1.7 Servicer activities – Collections of securitised loans and redemptions of securities issued by the special purpose vehicle

		SECURITISED ASSETS (YEAR END FIGURES)		LOANS COLLECTED DURING THE YEAR		PERCENTAGE OF SECURITIES REDEEMED (YEAR END FIGURES)					
						SENIOR		MEZZANINE		JUNIOR	
SERVICER	SPECIAL PURPOSE VEHICLE	IMPAIRED	PERFORMING	IMPAIRED	PERFORMING	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS
Bank Austria Creditanstalt Leasing GmbH	Success 2005 B.V.	4,163	354,070	-	281,936	-	-	-	-	-	-
Bayeriche Hypo- und Vereinsbank AG	Rosenkavalier 2008 GmbH	23,211	11,572,110	-	337,889	-	-	-	-	-	-
Bayeriche Hypo- und Vereinsbank AG/ HVB Banque Luxembourg S.A.	Geldilux-TS 2005 S.A.	9,669	1,998,520	-	34,784 (*)	-	40.00%	-	40.00%	-	-
	Geldilux-TS 2007 S.A.	3,326	2,098,628	-	17,004,212 (*)	-	-	-	-	-	-
	Geldilux-TS 2008 S.A.	7,116	1,470,139	-	4,370,930 (*)	-	-	-	-	-	-
Fineco Bank S.p.A.	F-E Personal Loans 2003-1 S.r.L.	926	55,651	268	64,248	-	86.60%	-	-	-	-
	Garda Securitisation S.r.L.	-	-	133	15,695	-	100.00%	-	100.00%	-	100.00%
	Velites S.r.L.	-	-	104	12,164	-	100.00%	-	100.00%	-	100.00%
Fineco Leasing S.p.A.	F-E Blue S.r.L.	21,433	264,283	3,623	179,170	-	89.02%	-	-	-	-
	F-E Green S.r.L.	29,261	448,047	6,836	250,195	-	65.83%	-	-	-	-
	F-E Gold S.r.L.	26,695	712,954	7,730	300,017	-	26.38%	-	-	-	-
Leasfinanz GmbH	Galleon Capital LLC	185	120,419			-	-	-	-	-	-
Locat S.p.A.	Locat Securitisation Vehicle 2 S.r.L.	29,921	1,093,185	5,373	659,517	-	61.43%	-	-	-	-
	Locat SV S.r.L. - SERIE 2005	47,469	1,074,730	8,235	719,358	-	49.66%	-	-	-	-
	Locat SV S.r.L. - SERIE 2006	63,241	1,682,366	9,921	971,088	-	13.04%	-	-	-	-
	Locat SV S.r.L. -SERIE 2008	15,997	2,440,952	247	540,974	-	-	-	-	-	-
	Locat SV S.r.L. - SERIE 2 - 2008	744	2,558,279	-	119,425	-	-	-	-	-	-
UniCredit Banca per la Casa S.p.A.	Cordusio RMBS 3 - UBCasa 1 S.r.L.	15,424	1,786,532	2,209	443,267	-	71.00%	-	-	-	-
	Heliconus S.r.L.	5,445	211,215	840	56,399	-	48.00%	-	-	-	-
	F-E Mortgage S.r.L.	29,374	986,895	2,796	274,317	-	52.00%	-	-	-	-

Continued: C.1.7 Servicer activities – Collections of securitised loans and redemptions of securities issued by the special purpose vehicle

SERVICER	SPECIAL PURPOSE VEHICLE	SECURITISED ASSETS (YEAR END FIGURES)		LOANS COLLECTED DURING THE YEAR		PERCENTAGE OF SECURITIES REDEEMED (YEAR END FIGURES)					
						SENIOR		MEZZANINE		JUNIOR	
		IMPAIRED	PERFORMING	IMPAIRED	PERFORMING	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS
Unicredit Banca S.p.A.	Bipca Cordusio RMBS	5,535	837,565	16	133,446	-	-	-	-	-	-
	Capital Mortgage S.r.L.	32,397	1,823	667	283,319	-	-	-	-	-	-
	Cordusio RMBS Securitisation S.r.L.	7,384	1,586,265	374	457,815	-	48.90%	-	-	-	-
	Cordusio RMBS Securitisation S.r.L. -SERIE 2006 (ex Cordusio RMBS 2 S.r.L.)	6,855	1,714,439	293	448,256	-	33.69%	-	-	-	-
	"Cordusio RMBS Securitisation S.r.L. -SERIE 2007	12,825	3,021,563	320	717,050	-	23.08%	-	-	-	-
	Cordusio RMBS Securitisation S.r.L. -SERIE 2008	522	23,514,260	9	606,172	-	-	-	-	-	-
UniCredit Credit Management Bank S.p.A.	Breakeven S.r.L.	4,261	-	2,096	-	100%	-	-	-	96%	-
	Eris Finance S.r.L.	341,024	-	60,192	-	100%	-	100%	-	-	-
	Maja finance S.r.L.	149,480	-	15,622	-	-	0.71%	-	-	-	-
	PMI Uno Finance S.r.L.	-	-	382	33,721	-	100%	-	100%	-	100%
	PMI Due Finance S.r.L.	3,459	1	340	95,445	-	100%	-	12.11%	-	-
	Quercia Funding S.r.L.	28,572	-	11,425	-	100%	-	100%	-	95%	-
Unicredit S.p.A.	Trevi Finance S.p.A.	392,411	152,715	36,774	-	100.00%	-	27.90%	-	-	-
	Trevi Finance n. 2 S.p.A.	332,530	160,872	53,407	-	100.00%	-	-	-	-	-
	Trevi Finance n. 3 s.p.A.	432,151	160,351	48,628	-	79.00%	-	-	-	-	-
	Entasi S.r.L.	-	568,894	-	18,066	-	-	-	-	-	-

(*) replenishing of short term portfolio (3-6 months).

Part E) Risks and related risk management policies (CONTINUED)

C.1.8 Special Purpose Vehicle belonging to the Banking Group		
NAME	HEADQUARTERS	
Breakeven S.r.L.	Verona, Piazzetta Monte 1	Italy
Entasi S.r.L.	Roma - Largo Chigi 5	Italy
Eurofinance 2000 S.r.L.	Roma - Largo Chigi 5	Italy
Geldilux TS 2005 S.A.	8-10, rue Mathias Hardt, L-1717 Luxembourg	Luxembourg
Geldilux TS 2007 S.A.	8-10, rue Mathias Hardt, L-1717 Luxembourg	Luxembourg
Geldilux TS 2008 S.A.	8-10, rue Mathias Hardt, L-1717 Luxembourg	Luxembourg
Quercia Funding S.r.L.	Verona, Via Garibaldi 1	Italy
Rosenkavalier 2008 GmbH	Wilmington Trust SP Services (Frankfurt) GmbH Steinweg 3-5, 60313 Frankfurt am Main	Germany
Trevi Finance S.p.A.	Conegliano (TV) - via Vittorio Alfieri, 1	Italy
Trevi Finance n. 2 S.p.A.	Conegliano (TV) - via Vittorio Alfieri, 1	Italy
Trevi Finance n. 3 S.r.L.	Conegliano (TV) - via Vittorio Alfieri, 1	Italy

Attachment to table C.1.8

STATEMENT SUMMARIZING SECURITISED ASSETS AND BONDS ISSUED
(for single Special Purpose Vehicle belonging to the Banking Group)

Breakeven S.r.l.	12.31.2008	12.31.2007
A. Securitised Assets	**4,261**	**6,228**
A.1 Principal	4,261	6,228
B. Use of liquid assets resulting from loan operations	**628**	**196**
B.3 Others	628	196
Bank current account	628	196
Other financial investments	-	-
Other assets	**70**	**63**
Due from SPV	-	-
Other	70	63
TOTAL ASSETS	**4,959**	**6,487**
C. Bonds issued	**411**	**1,481**
C.2 "Class B" Bonds	411	1,481
D. Loans received	**-**	**-**
E. Other liabilities	**4,548**	**5,006**
Due to SPV	32	28
Other liabilities	4,516	4,978
TOTAL LIABILITIES	**4,959**	**6,487**
F. Interest expense on bond issued	**80**	**264**
Interest on "Class B" Bonds	80	264
G. Commissions and fees related to the transaction	**144**	**230**
G.1 For servicing	135	222
G.2 For other services	9	8
H. Other expenses	**2,829**	**3,064**
Other expenses	2,829	3,064
TOTAL COSTS	**3,053**	**3,558**
I. Interest generated by securitised assets	**2,605**	**3,533**
L. Other income	**448**	**25**
TOTAL REVENUES	**3,053**	**3,558**

Entasi S.r.l.		
	12.31.2008	12.31.2007
A. Securitised Assets	564,826	523,586
A.1 Securities	320,002	320,002
A.2 Accrued interests on securitised securities	244,824	203,584
B. Use of liquid assets resulting from loan operations	1,765	1,927
B.1 Bank current account	178	195
B.2 Accrued interests receivable on swap	1,583	1,728
B.4 Other assets	4	4
Due from SPV		
Other	4	4
TOTAL ASSETS	566,591	525,513
C. Bonds issued	320,000	320,000
C.1 Class "Serie 2001-1" Bonds	160,000	160,000
C.2 Class "Serie 2001-2" Bonds	160,000	160,000
D. Loans received	-	-
E. Other liabilities	246,459	205,326
Accrued expenses fior fixed payments to swap counterparty	244,824	203,584
Accrued interest expenses on securities	1,583	1,727
Other liabilities	52	15
PROFIT (LOSS) BROUGHT FORWARD	187	171
PROFIT (LOSS) FOR THE PERIOD	-55	16
BALANCING TOTAL	566,591	525,513
F. Interest expense on bond issued	17,877	15,702
F.1 Interest expense on bonds issued	17,877	15,702
G. Commissions and fees related to the transaction	147	62
G.1 For servicing	3	3
G.2 For other services	144	59
H. Other expenses	41,240	38,128
Other expenses	41,240	38,128
TOTAL COSTS	59,264	53,892
I. Interest generated by securitised assets	41,240	38,128
L. Other income	17,969	15,780
TOTAL REVENUES	59,209	53,908
PROFIT (LOSS) FOR THE PERIOD	-55	16

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Eurofinance 2000 S.r.l. - Patrimonio Separato "Capricorn 1"		
	12.31.2008	12.31.2007
A. Securitised Assets	976	2,198
A.1 Principal	976	2,198
B. Use of liquid assets resulting from loan operations	72	7
B.1 Bank current account	72	-
B.2 Other financial investments		-
B.4 Other assets	-	7
Due from SPV		
Other		7
TOTAL ASSETS	1,048	2,205
C. Bonds issued	10,703	10,703
C.1 "Class A" Bonds	2,743	2,743
C.2 "Class B" Bonds	1,500	1,500
C.3 "Class C" Bonds	6,460	6,460
D. Loans received	-	77
E. Other liabilities	1,260	898
Due to SPV	-	-
Accrued interest expenses on securities	999	885
Other liabilities	261	13
PROFIT (LOSS) BROUGHT FORWARD	-9,473	-8,805
PROFIT (LOSS) FOR THE PERIOD	-1,442	-668
BALANCING TOTAL	1,048	2,205
F. Interest expense on bond issued	384	368
F.1 Interest expense on bond issued	384	368
G. Commissions and fees related to the transaction	71	31
G.1 For servicing	1	1
G.2 For other services	70	30
H. Other expenses	1,257	389
Other expenses	1,257	389
TOTAL COSTS	1,712	788
I. Interest generated by securitised assets	-	-
L. Other income	270	120
TOTAL REVENUES	270	120
PROFIT (LOSS) FOR THE PERIOD	-1,442	-668

Eurofinance 2000 S.r.L. - Patrimonio Separato "Gemini 1"		
	12.31.2008	12.31.2007
A. Securitised Assets	7,788	9,001
A.1 Principal	7,788	9,001
B. Use of liquid assets resulting from loan operations	698	999
B.1 Bank current account	627	896
B.2 Other financial investments	-	-
B.4 Other assets	71	103
Due from SPV		
Other	71	103
TOTAL ASSETS	8,486	10,000
C. Bonds issued	33,851	34,966
C.1 "Class A" Bonds	-	-
C.2 "Class B" Bonds	33,750	34,865
C.3 "Class C" Bonds	101	101
D. Loans received	-	-
E. Other liabilities	146	126
Due to SPV	-	-
Accrued interest expenses on securities	-	-
Other liabilities	146	126
PROFIT (LOSS) BROUGHT FORWARD	-25,092	-25,619
PROFIT (LOSS) FOR THE PERIOD	-419	527
BALANCING TOTAL	8,486	10,000
F. Interest expense on bond issued	1,165	928
F.1 Interest expense on bond issued	1,165	928
G. Commissions and fees related to the transaction	229	208
G.1 For servicing	-	-
G.2 For other services	229	208
H. Other expenses	2,143	1,770
Other expenses	2,143	1,770
TOTAL COSTS	3,537	2,906
I. Interest generated by securitised assets	573	525
L. Other income	2,545	2,908
TOTAL REVENUES	3,118	3,433
PROFIT (LOSS) FOR THE PERIOD	-419	527

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Geldilux TS 2005 S.A.		
	12.31.2008	12.31.2007
A. Securitised Assets	**2,002,380**	**5,498,760**
A.1 Principal	2,002,380	5,498,760
B. Use of liquid assets resulting from loan operations	**1,402,581**	**139,383**
B.1 Bank current account	1,362,043	79,663
B.2 Other uses	-	-
B.4 Other assets	40,538	59,720
Due from SPV	-	-
Other	40,538	59,720
TOTAL ASSETS	3,404,961	5,638,143
C. Bonds issued	**3,342,580**	**5,562,275**
C.1 "Class A" Bonds	3,191,377	5,311,366
C.2 "Class B" Bonds	55,152	91,789
C.3 "Class C + D" Bonds	55,272	91,964
C.4 "Class E + F" Bonds	40,779	67,156
D. Loans received	-	-
E. Other liabilities	**62,381**	**75,868**
Due to SPV	8,535	12,387
Accrued interest on bonds	-	-
Accrued interest on liquidity note	-	-
Other liabilities	53,846	63,481
Own funds	-	-
TOTAL LIABILITIES	3,404,961	5,638,143
F. Interest expense on bond issued	**457,997**	**473,213**
Interest on class "A", class "B", class "C", class "D" and Class "E" bonds	233,464	247,031
Interest expense on derivatives	224,533	226,182
G. Commissions and fees related to the transaction	**9,559**	**11,642**
G.1 for servicing	9,055	11,151
G.2 for other services	504	491
H. Other charges	**36,890**	**38,433**
Other costs	36,890	38,433
TOTAL COSTS	504,446	523,288
I. Interest generated by securitised assets	**279,175**	**292,188**
Interest income on derivatives	**219,518**	**230,219**
L. Other revenues	**5,753**	**881**
TOTAL REVENUES	504,446	523,288

Geldilux TS 2007 S.A.	12.31.2008	12.31.2007
A. Securitised Assets	**2,099,927**	**2,099,922**
A.1 Principal	2,099,927	2,099,922
B. Use of liquid assets resulting from loan operations	**36,805**	**34,790**
B.1 Bank current account	10,615	11,343
B.2 Other uses	-	-
B.4 Other assets	26,190	23,447
Due from SPV	-	-
Other	26,190	23,447
TOTAL ASSETS	**2,136,732**	**2,134,712**
C. Bonds issued	**2,131,887**	**2,129,138**
C.1 "Class A" Bonds	2,050,120	2,047,475
C.2 "Class B" Bonds	21,272	21,244
C.3 "Class C + D" Bonds	29,826	29,788
C.4 "Class E + F" Bonds + Liquidity note	30,669	30,631
D. Loans received	**-**	**-**
E. Other liabilities	**4,845**	**5,574**
Due to SPV	4,814	5,543
Accrued interest on bonds	-	-
Accrued interest on liquidity note	-	-
Other liabilities	31	31
Own funds	-	-
TOTAL LIABILITIES	**2,136,732**	**2,134,712**
F. Interest expense on bond issued	**213,004**	**115,743**
Interest on class "A", class "B", class "C" e class "D" bonds	109,976	64,806
Interest expense on derivatives	103,028	50,937
G. Commissions and fees related to the transaction	**4,309**	**2,932**
G.1 for servicing	4,270	2,823
G.2 for other services	39	109
H. Other charges	**15,445**	**7,850**
Other costs	15,445	7,850
TOTAL COSTS	**232,758**	**126,525**
I. Interest generated by securitised assets	**127,707**	**65,209**
L. Interest income on derivatives	104,781	61,146
L. Other revenues	**270**	**170**
TOTAL REVENUES	**232,758**	**126,525**

Part E) Risks and related risk management policies (Continued)

Geldilux TS 2008 S.A.	
	12.31.2008
A. Securitised Assets	**1,471,939**
A.1 Principal	1,471,939
B. Use of liquid assets resulting from loan operations	**43,024**
B.1 Bank current account	31,676
B.2 Other uses	-
B.4 Other assets	11,348
Due from SPV	-
Other	11,348
TOTAL ASSETS	**1,514,963**
C. Bonds issued	**1,471,115**
C.1 "Class A" Bonds	1,413,694
C.2 "Class B" Bonds	14,672
C.3 "Class C + D" Bonds	19,196
C.4 "Class E + Liquidity note	23,553
D. Loans received	**-**
E. Other liabilities	**43,848**
Due to SPV	1,902
Accrued interest on bonds	-
Accrued interest on liquidity note	-
Other liabilities	41,946
Own funds	-
TOTAL LIABILITIES	**1,514,963**
F. Interest expense on bond issued	**56,849**
Interest on class "A", class "B", class "C" e class "D" bonds	35,724
Interest expense on derivatives	21,125
G. Commissions and fees related to the transaction	1,211
G.1 for servicing	1,180
G.2 for other services	31
H. Other charges	**1,928**
Other costs	1,928
TOTAL COSTS	**59,988**
I. Interest generated by securitised assets	**26,306**
Interest income on derivatives	33,579
L. Other revenues	**103**
TOTAL REVENUES	**59,988**

Rosenkavlier 2008 GmbH	
	12.31.2008
A. Securitised Assets	**11,608,473**
A.1 Principal	11,608,473
B. Use of liquid assets resulting from loan operations	**154**
B.1 Bank current account	113
B.2 Other uses	-
B.4 Other assets	41
Due from SPV	-
Other	41
TOTAL ASSETS	**11,608,627**
C. Bonds issued	**11,608,561**
C.1 "Class A" Bonds	9,316,018
C.2 "Class B" Bonds	2,292,543
D. Loans received	**-**
E. Other liabilities	**66**
Due to SPV	41
Accrued interest on bonds	25
Accrued interest on liquidity note	-
Other liabilities	-
Own funds	-
TOTAL LIABILITIES	**11,608,627**
F. Interest expense on bond issued	**27,985**
Interest on class "A", class "B" bonds	27,985
Interest expense on derivatives	
G. Commissions and fees related to the transaction	**-**
G.1 for servicing	-
G.2 for other services	-
H. Other charges	**89**
Other costs	89
TOTAL COSTS	**28,074**
I. Interest generated by securitised assets	**27,986**
Interest income on derivatives	-
L. Other revenues	**88**
TOTAL REVENUES	**28,074**

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Quercia Funding S.r.L.	12.31.2008	12.31.2007
A. Securitised Assets	**28,572**	**38,613**
A.1 Principal	28,572	38,613
B. Use of liquid assets resulting from loan operations	**5,972**	**29,850**
B.3 Others	5,972	29,850
Bank current account	256	1,635
Other financial investments	5,716	28,215
Other assets	**1,446**	**1,696**
Due from SPV		
Other	1,446	1,696
TOTAL ASSETS	**35,990**	**70,159**
C. Bonds issued	**1,038**	**1,038**
C.5 "Class E" Bonds	1,038	1,038
D. Loans received	-	-
E. Other liabilities	**34,952**	**69,121**
Due to SPV	77	80
Other liabilities	34,875	69,041
TOTAL LIABILITIES	**35,990**	**70,159**
F. Interest expense on bond issued	**31,742**	**4,104**
Interest on Class "E"	31,742	4,104
G. Commissions and fees related to the transaction	**891**	**3,602**
G.1 For servicing	804	3,519
G.2 For other services	87	83
H. Other expenses	**12,045**	**28,684**
Other interest expense	-	2
Other expenses	12,045	28,682
TOTAL COSTS	**44,678**	**36,390**
I. Interest generated by securitised assets	**12,209**	**35,209**
L. Other income	**32,469**	**1,181**
Interest income	327	547
Other income	32,142	634
TOTAL REVENUES	**44,678**	**36,390**

Trevi Finance S.p.A.

	12.31.2008	12.31.2007
A. Securitised Assets	**545,126**	**604,182**
A.1 Loans	392,411	459,051
A.2 Bonds	152,715	145,131
B. Use of liquid assets resulting from loan operations	**18,532**	**32,467**
B.1 Bank current account	17,654	30,157
B.2 Other financial investments	869	2,192
B.4 Other assets	9	118
Due from SPV	-	-
Other	9	118
TOTAL ASSETS	563,658	636,649
C. Bonds issued	**907,333**	**909,618**
C.1 "Class A" Bonds	-	-
C.2 "Class B" Bonds	-	21,799
C.3 "Class C" Bonds	564,133	544,619
C.4 "Class D" Bonds	343,200	343,200
D. Loans received	**248,695**	**251,323**
E. Other liabilities	**165,594**	**153,881**
E.1 Due to SPV	107,075	97,427
E.2 Accrued interest expenses on securities	7,841	8,076
E.3 Other liabilities	50,678	48,378
PROFIT (LOSS) BROUGHT FORWARD	-678,173	-542,122
PROFIT (LOSS) FOR THE PERIOD	-79,791	-136,051
BALANCING TOTAL	563,658	636,649
F. Interest expense on bond issued	**39,957**	**40,478**
F.1 Interest on "Class B", "Class C" and "Class D" bonds	39,957	40,478
G. Commissions and fees related to the transaction	**1,660**	**2,799**
G.1 For servicing	1,471	2,610
G.2 For other services	189	189
H. Other expenses	**102,110**	**136,362**
Other expenses	102,110	136,362
TOTAL COSTS	143,727	179,639
I. Interest generated by securitised assets	**23,884**	**637**
L. Other income	**40,052**	**42,951**
TOTAL REVENUES	63,936	43,588
PROFIT (LOSS) FOR THE PERIOD	-79,791	-136,051

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Trevi Finance n. 2 S.p.A.		
	12.31.2008	12.31.2007
A. Securitised Assets	**493,402**	**510,608**
A.1 Loans	332,530	358,556
A.2 Bonds	160,872	152,052
B. Use of liquid assets resulting from loan operations	**68,823**	**44,281**
B.1 Bank current account	67,196	42,459
B.2 Other financial investments	1,615	1,802
B.4 Other assets	12	20
Due from SPV	-	-
Other	12	20
TOTAL ASSETS	**562,225**	**554,889**
C. Bonds issued	**1,053,540**	**1,011,687**
C.1 "Class A" Bonds	-	-
C.2 "Class B" Bonds	-	-
C.3 "Class C" Bonds	639,162	597,309
C.4 "Class D" Bonds	414,378	414,378
D. Loans received	**135,556**	**134,565**
E. Other liabilities	**119,988**	**126,614**
E.1 Due to SPV	112,870	100,163
E.2 Accrued interest expenses on securities	4,667	4,907
E.3 Accrued interest expenses on liquidity note	-	-
E.4 Other liabilities	2,451	21,544
PROFIT (LOSS) BROUGHT FORWARD	**-717,977**	**-437,482**
PROFIT (LOSS) FOR THE PERIOD	**-28,882**	**-280,495**
BALANCING TOTAL	**562,225**	**554,889**
F. Interest expense on bond issued	**54,493**	**52,624**
F.1 Interest on "Class B", "Class C" and "Class D" bonds	54,493	52,624
G. Commissions and fees related to the transaction	**2,333**	**4,302**
G.1 For servicing	2,136	4,106
G.2 For other services	197	196
H. Other expenses	**75,888**	**270,422**
Other expenses	75,888	270,422
TOTAL COSTS	**132,714**	**327,348**
I. Interest generated by securitised assets	**26,021**	**1,692**
L. Other income	**77,811**	**45,161**
TOTAL REVENUES	**103,832**	**46,853**
PROFIT (LOSS) FOR THE PERIOD	**-28,882**	**-280,495**

Trevi Finance n. 3 S.r.L.

	12.31.2008	12.31.2007
A. Securitised Assets	**592,502**	**703,314**
A.1 Loans	432,151	552,090
A.2 Bonds	160,351	151,224
B. Use of liquid assets resulting from loan operations	**23,322**	**40,108**
B.1 Bank current account	23,312	37,968
B.2 Other financial investments	-	2,130
B.4 Other assets	10	10
Due from SPV	-	-
Other	10	10
TOTAL	**615,824**	**743,422**
C. Bonds issued	**1,175,562**	**1,218,629**
C.1 "Class A" Bonds	8,502	93,102
C.2 "Class B" Bonds	150,000	150,000
C.3 "Class C" Bonds	568,894	527,361
C.4 "Class D" Bonds	448,166	448,166
D. Loans received	**120,211**	**74,674**
E. Other liabilities	**150,307**	**136,234**
E.1 Due to SPV	99,927	85,297
E.2 Accrued interest expenses on securities	9,549	11,890
E.2 Accrued interest expenses on liquidity note	-	-
E.4 Other liabilities	40,831	39,047
PROFIT (LOSS) BROUGHT FORWARD	**-686,115**	**-582,888**
PROFIT (LOSS) FOR THE PERIOD	**-144,141**	**-103,227**
BALANCING TOTAL	**615,824**	**743,422**
F. Interest expense on bond issued	**66,399**	**66,899**
F.1 Interest on "Class B", "Class C" and "Class D" bonds	66,399	66,899
G. Commissions and fees related to the transaction	**2,132**	**3,428**
G.1 For servicing	1,931	3,227
G.2 For other services	201	201
H. Other expenses	**157,856**	**97,035**
Other expenses	157,856	97,035
TOTAL COSTS	**226,387**	**167,362**
I. Interest generated by securitised assets	**33,659**	**1,534**
L. Other income	**48,587**	**62,601**
L.1 Interest income	9,528	9,257
L.2 Other income	39,059	53,344
TOTAL REVENUES	**82,246**	**64,135**
PROFIT (LOSS) FOR THE PERIOD	**-144,141**	**-103,227**

Part E) Risks and related risk management policies (CONTINUED)

C.2 Sales Transactions

C.2.1 Financial assets sold and not derecognised

	AMOUNTS AS AT 12.31.2008											
	FINANCIAL ASSETS HELD FOR TRADING			FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS			AVAILABLE FOR SALE FINANCIAL ASSETS			HELD-TO-MATURITY INVESTMENTS		
TYPE / PORTFOLIO	A	B	C	A	B	C	A	B	C	A	B	C
A. Balance-sheet assets	8,403,375	-	-	-	-	-	-	-	-	1,840,907	-	-
1. Debt securities	8,403,375	-	-	-	-	-	-	-	-	1,840,907	-	-
2. Equity securities	-	-	-	-	-	-	-	-	-	X	X	X
3. UCIS	-	-	-	-	-	-	-	-	-	X	X	X
4. Loans	-	-	-	-	-	-	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-	-	-	-	-	-	-
B. Derivatives	-	-	-	X	X	X	X	X	X	X	X	X
Total 12.31.2008	8,403,375	-	-	-	-	-	-	-	-	1,840,907	-	-
Total 12.31.2007	3,269,270	-	-	-	-	-	-	-	-	715,105	-	-

Continued: (C.2.1 Financial assets sold and not derecognised)

	AMOUNTS AS AT 12.31.2008							
	LOANS AND RECEIVABLES WITH BANKS			LOANS AND RECEIVABLES WITH CUSTOMERS			TOTAL	
TYPE / PORTFOLIO	A	B	C	A	B	C	12.31.2008	12.31.2007
A. Balance-sheet assets	2,047	-	-	72,122,953	-	-	82,369,282	33,926,514
1. Debt securities	-	-	-	1,594,346	-	-	11,838,628	4,003,549
2. Equity securities	X	X	X	X	X	X	-	-
3. UCIS	X	X	X	X	X	X	-	-
4. Loans	2,047	-	-	70,133,762	-	-	70,135,809	29,746,018
5. Impaired assets	-	-	-	394,845	-	-	394,845	176,947
B. Derivatives	X	X	X	X	X	X	-	-
Total 12.31.2008	2,047	-	-	72,122,953	-	-	82,369,282	-
Total 12.31.2007	774	-	-	29,941,365	-	-	-	33,926,514

LEGEND:
A = Financial assets sold and fully recognised (carrying value)
B = Financial assets sold and partially recognised (carrying value)
C = Financial assets sold and partially recognised (total value)

Loans (A.4) and impaired assets (A.5) are assets sold and not derecognized under securitizations (see A.3. Table C.1.5.).
Assets other than these are underlyings of reverse repos or related to Obbligazioni Bancarie Garantite (Covered Bond) issuing program. These last amount to € 6,702,848 thousand.

C.2.2 Financial liabilities relating to financial assets sold and not derecognised

	AMOUNTS AS AT 12.31.2008						
LIABILITIES / ASSET PORTFOLIOS	FINANCIAL ASSETS HEDL FOR TRADING	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS	AVAILABLE FOR SALE FINANCIAL ASSETS	HELD-TO-MATURITY INVESTMENTS	LOANS AND RECEIVABLES WITH BANKS	LOANS AND RECEIVABLES WITH CUSTOMERS	TOTAL
1. Deposits from customers	**6,245,349**	**-**	**-**	**-**	**1,073,152**	**26,186,779**	**33,505,280**
a) relating to fully recognised assets	6,245,349	-	-		1,073,152	26,186,779	33,505,280
b) relating to partially recognised assets	-	-	-	-	-	-	-
2. Deposits from Banks	**521,401**	**-**	**-**	**949,937**	**-**	**-**	**1,471,338**
a) relating to fully recognised assets	521,401	-		949,937		-	1,471,338
b) relating to partially recognised assets	-	-	-	-	-	-	-
3. Debt Securities in issue	**-**	**-**	**-**	**-**	**-**	**-**	**-**
a) relating to fully recognised assets	-	-	-	-	-	-	-
b) relating to partially recognised assets	-	-	-	-	-	-	-
Total 12.31.2008	6,766,750	-	-	949,937	1,073,152	26,186,779	34,976,618
Total 12.31.2007	3,308,892			759,712	50,096	26,891,113	31,009,813

Part E) Risks and related risk management policies (Continued)

C.3 Covered bond (obg) transactions

QUALITATIVE INFORMATION

In October 2008 the Group initiated a Covered Bond (*OBG* or *Obbligazioni Bancarie Garantite*) Program with residential mortgage loans as the underlying assets, in line with Banca d'Italia instructions dated May 17, the MEF decree dated December 14, 2006 and 2007 Law 130/99.

Under this program
- UniCredit S.p.A. is issuer,
- UniCredit Banca per la Casa (w.e.f. January 1, 2009 UniCredit Consumer Financing) is originator and servicer,
- UniCredit BpC Mortgage s.r.l. (a special purpose vehicle set up within the banking group as expressly authorized by Banca d'Italia) is guarantor of the OBG holders, within the limits of the cover pool and
- The auditing firm Mazars & Guerard S.p.A. is Asset Monitor.

The Group's main aims in issuing OBGs are to diversify its funding sources and fund at competitive rates. As with the securitizations, the difficulties in the markets made it advisable to use securitization as a means of increasing the Group's counterbalancing capacity by retaining the securities issued by the vehicle with the Group.

An integral feature of OBG Program management is maintaining a balance between the characteristics of the assets sold and the issues. This is necessary to maintain the efficacy of the guarantee given by the SPV to the bondholders.

Given the complexity of the transaction, a system of first- and second-level controls and procedures has been set up, as required by Banca d'Italia instructions, to identify units, functions, duties and responsibilities, and specific policies have been issued to this end. The policies were as approved by the competent committees, the Statutory Auditors and the Board of Directors of UniCredit and UniCredit Banca per la Casa.

Responsibility and controls for monitoring risk connected with the OBG Program have been fixed.

As required by Banca d'Italia instructions on controls:
a) UniCredit's Risk Management function is charged with the management of the issuer's risks and checks:
  - the quality, suitability and integrity of the assets sold to guarantee the OBGs
  - that the maximum ratio of OBGs issued to assets sold to guarantee them is adhered to
  - that limits on sales and supplementary sales procedures are followed
  - the effectiveness and adequacy of the hedges provided by any derivatives contracts entered into in relation to the Program and
  - the trend in the balance between the cash flow arising from the cover pool and that absorbed by the OBGs in issue.
b) The Asset Monitor is an outside independent entity charged with checking at least annually the regularity of the transactions and the integrity of the guarantee to the bondholders.
c) UniCredit's internal audit department is responsible for a complete audit (to be conducted at least once a year of the adequacy of the controls performed.
d) The results of the audits performed by the Asset Monitor and the issuer's internal audit department are submitted to the governing bodies.

In 2008 six tranches of OBGs totaling €5 billion were issued and retained in the Group.

INFORMATION ON STRUCTURED CREDIT PRODUCTS AND OTC DERIVATIVES

The impairment losses of US subprime mortgages which began in the second half of 2007 caused a general widening of credit spreads and a gradual transformation of the securitized credits market into an illiquid market characterized by forced sales. This contributed significantly to the later difficulties in the financial markets, which are still in turmoil.

Given this situation the market's need for information on the exposures held by banks increased with structured credit products being traded directly or through SPVs. Already in 2007 the Group provided ample information on these products, on the operations of the conduits sponsored by it and on OTC derivatives, together with the principles followed to measure and manage risk.

In 2008, additionally, several international and Italian organisms and regulators (viz., the Financial Stability Forum, the CEBS – Committee of European Banking Supervisors, Banca d'Italia and CONSOB) published documents encouraging or requiring banks to increase disclosure of their investments in consolidated SPEs (Special Purpose Entities), structured credit products, OTC derivatives and fair value hedges, in accordance with a proposal based on current best practice for financial information.

Starting with its First Half 2008 Report, the Group has therefore provided this information, which is here updated to December 31, 2008, excluding information on liquidity risk, sensitivity analysis and stress testing of the trading book, which is given in Sections 2 and 3 of Part (E) below.
A glossary of terms and acronyms is included in the annexes hereto.

1. Structured Credit Products

A detailed description of the Group's business in structured credit products is provided below, i.e. information on the Group's role as Originator, Sponsor and Investor, according to the definitions given by the Basel II framework and the already mentioned Banca d'Italia's Circular 263 (see also the Glossary in the Annexes).
Information on the exposures to monoline insurers and leveraged finance, as well as details on the methods to calculate the fair value of structured credit products are also given below.

1.1 The Group as Originator

The Group's origination consists of the sale of on-balance sheet receivables portfolios to vehicles set up as securitization companies under Law 130/1999 or similar non-Italian legislation.

The buyer finances the purchase of the receivables portfolios by issuing bonds of varying seniority and transfers its issue proceeds to the Group.

The yield and maturity of the bonds issued by the buyer therefore mainly depend on the cash flow expected from the assets being sold.

As a further form of security to bondholders, these transactions may include special types of credit enhancement, e.g., subordinated loans, financial guarantees, standby letters of credit or over-collateralization.

The Group's objectives when carrying out these transactions are usually the following:

- to free up economic and regulatory capital by carrying out transactions that reduce capital requirements under current rules by reducing credit risk
- to reduce funding costs given the opportunity to issue higher-rated bonds with lower interest rates than ordinary senior bonds and
- to originate securities that can be used to secure repos with Banca d'Italia and the ECB.

The Group carries out both traditional securitizations whereby the receivables portfolio is sold to the SPV and synthetic securitizations which use credit default swaps to purchase protection over all or part of the underlying risk of the portfolio.

Part E) Risks and related risk management policies (Continued)

Moreover, in 2008, residential mortgages were transferred to an SPE set up for this purpose and included in the banking Group securing our OBG program (*obbligazioni bancarie garantite* or covered bonds), for which see section C.3 above.

Use by the Group of this type of transaction is limited. The amount of loans securitized[1] is equal to 18.39% of the Group's total loan portfolio. Under traditional securitizations the Group retains the first loss in the form of junior bonds or similar exposure and in some cases provides further credit enhancement as described above. This enables the Group to benefit from the portion of the sold receivables' yield in excess of the yield due to the senior and mezzanine tranches.
Retention by the Group of the first loss risk and the corresponding yield means that most of the risk and return on the portfolio is retained. Consequently these transactions are recognized in the accounts as financings and no profits arising out of the transfer of the assets are recognized and the sold receivables are not derecognized.

Synthetic securitizations also entail retention of the receivables subject to credit default protection on the balance sheet. The swap is recognized in the accounts, as well as any other retained interest.

The following table shows the Group's retained **gross and net cash exposure** under securitizations in which it was the originator, subdivided according to whether or not the receivables were derecognized in the accounts.

The amounts given are mainly interests retained by the originator. ABSs arising out of securitizations and held in the Markets & Investment Banking Division's portfolio are also shown.

Exposures deriving from the securization of own assets (€ thousands)

	BALANCE SHEET EXPOSURE AS AT		
	12.31.2008		12.31.2007
	GROSS EXPOSURE	NET EXPOSURE (*)	NET EXPOSURE (*)
- Assets sold totally derecognized	1,002,477	1,014,794	1,127,326 (§)
- Assets sold but not derecognized	37,262,935	37,645,488	3,054,811
- Synthetic transactions	40,954,552	40,780,970	8,280,376
Total	**79,219,964**	**79,441,252**	**12,462,513**

(*) The net exposure includes the sold loans' amount of yeld due but not received in excess of amounts paid on securities places third counterparties.
(§) Amount adjusted following finalization of purchase price allocation of Capitalia.

The increase in exposure in 2008 was due to new securitizations of performing loans carried out, for details of which see section C.1 above.

These new securitizations were mainly intended to increase our counterbalancing capacity, i.e. the availability of immediately saleable assets which can meet liquidity requirements, by retaining the bonds issued by the SPE within the Group or, for synthetic transactions, to free up economic and regulatory capital.

1. We refer to loans sold, also synthetically, but not derecognized from balance sheet

Retained tranches break down according to the **level of subordination** as follows:

Exposures deriving from the securitization of own assets broken down by subordination degree (€ thousands)

	AMOUNTS AS AT				
	12.31.2008				12.31.2007
	SENIOR	MEZZANINE	JUNIOR	TOTAL	TOTAL
Balance sheet exposure	**72,592,159**	**1,942,013**	**4,907,078**	**79,441,250**	**12,462,513**
- Assets sold totally derecognized	117,202	295,309	602,282	1,014,793	1,127,326 (§)
- Assets sold but not derecognized	33,072,447	441,958	4,131,082	37,645,487	3,054,811
- Synthetic transactions	39,402,510	1,204,746	173,714	40,780,970	8,280,376
Guarantees given	**-**	**94,302**	**65,920**	**160,222**	**209,160**
- Assets sold totally derecognized	-	94,302	-	94,302	95,683 (§)
- Assets sold but not derecognized	-	-	-	-	-
- Synthetic transactions	-	-	65,920	65,920	113,477
Credit facilities	**-**	**667,317**	**45,220**	**712,537**	**786,208**
- Assets sold totally derecognized	-	667,317	-	667,317	740,918
- Assets sold but not derecognized	-	-	45,220	45,220	45,290
- Synthetic transactions	-	-	-	-	-

(§) Amount adjusted following finalization of purchase price allocation of Capitalia.

The transactions included under "Assets sold and derecognized" are those in which the Group, while retaining most of the risk and return of the underlying receivables, nevertheless derecognized them because the transaction was prior to January 1st, 2002. On first adoption of IFRS the option permitted by IFRS 1 that allows assets sold before January, 1st 2004 not to be rerecognized, regardless of the amount of risk and return retained, was taken.

However, assessment and monitoring of risk underlying securitizations are performed with regard not to exposure to the SPV but rather to the sold receivables, which are monitored continuously by means of Interim reports showing status of the receivables and repayment performance.

The following tables give a breakdown of the Group's retained (i.e., non-derecognized) receivables **by region and asset quality,** and **by traditional and synthetic securitizations.**

Securitized assets broken down by geographical area (€ thousands)

	AMOUNTS AS AT 31.12.2008					
	ITALY	GERMANY	AUSTRIA	OTHER UE COUNTRIES	REST OF THE WORLD	TOTAL
Assets sold but not derecognized						
- Residential mortgage loans	35,597,392	11,557,891	-	50,582	-	47,205,865
- Leasing	10,503,284	-	358,233	-	-	10,861,517
- Consumer loans	56,577	-	-	-	-	56,577
- SME loans	8,997	-	-	-	-	8,997
- Corporate loans	-	5,587,743	-	-	-	5,587,743
- Others	-	-	-	-	-	-
Total	**46,166,250**	**17,145,634**	**358,233**	**50,582**	**-**	**63,720,699**

Part E) Risks and related risk management policies (Continued)

Securitized assets broken down by geographical area (€ thousands)

	AMOUNTS AS AT 12.31.2008							
	ITALY	GERMANY	AUSTRIA	OTHER UE COUNTRIES	AMERICA	ASIA	REST OF THE WORLD	TOTAL
Synthetic transactions								
- Residential mortgage loans	-	20,439,504	-	-	-	-	-	20,439,504
- Commercial mortgage loans	209,012	3,704,994	27,084	5,454,509	1,501,349	953,438	1,948,132	13,798,518
- SME loans	2,759,598	6,744,173	2,561,443	82,799	-	-	-	12,148,013
- Corporate loans	1,709,943	2,763,967	6,581,665	4,266,299	1,055,023	326,837	701,895	17,405,629
- Others	-	-	-	-	-	-	-	-
Total	**4,678,553**	**33,652,638**	**9,170,192**	**9,803,607**	**2,556,372**	**1,280,275**	**2,650,027**	**63,791,664**

Securitized assets broken down by asset quality (€ thousands)

	AMOUNTS AS AT 12.31.2008		
	OTHER ASSETS (PERFORMING)	IMPAIRED ASSETS	TOTAL
Assets sold but not derecognized			
- Residential mortgage loans	47,060,834	145,031	47,205,865
- Leasing	10,634,218	227,299	10,861,517
- Consumer loans	55,651	926	56,577
- SME loans	1,648	7,349	8,997
- Corporate loans	5,573,689	14,054	5,587,743
- Others	-	-	-
Total	**63,326,040**	**394,659**	**63,720,699**

Securitized assets broken down by asset quality (€ thousands)

	AMOUNTS AS AT 12.31.2008		
	OTHER ASSETS (PERFORMING)	IMPAIRED ASSETS	TOTAL
Synthetic transactions			
- Residential mortgage loans	20,256,249	183,255	20,439,504
- Commercial mortgage loans	13,754,768	43,750	13,798,518
- SME loans	12,073,910	74,103	12,148,013
- Corporate loans	17,386,156	19,473	17,405,629
- Others	-	-	-
Total	**63,471,083**	**320,581**	**63,791,664**

Funded securitization structures originated by the Group mainly have as underlyings residential mortgages originated in Italy and in Germany ,leasing granted to Italian counterparties and corporate loans originated in Germany.

Synthetic securitization structures have mainly residential and commercial mortgages and loans to Corporate and Small Medium Entities originated in UE countries as underlyings.

Both for funded and unfunded securitization structures, the underlying portfolio is almost entirely performing.

Securitized loans increased markedly since June 2008. This was true of both traditional (€27,863,723k at June 30, 2008) and synthetic (€26,574,946k at June 30, 2008) securitizations due to new securitizations completed in H2 2008. Please see section C.1 - Qualitative Information above for further details.

The Group is not an originator of securitizations having as underlying US subprime or Alt-A residential mortgages.

The fair value of assets sold and not derecognized exceeds the carrying amount by approximately € 4,400 million.

1.2 The Group as Sponsor

The Group is a sponsor of asset-backed commercial paper SPVs (i.e., conduits issuing commercial paper) set up both as multi-seller customer conduits to give clients access to the securitization market, and as arbitrage conduits.

These SPVs are not part of the banking group, but have been consolidated since December 2007.
Customer conduits require the formation and management of a bankruptcy-remote company (i.e., one that would be immune from any financial difficulties of the originator) which directly or indirectly buys receivables created by companies outside the Group.

The receivables underlying these transactions are not bought directly by the conduit set up by the Group, but by a purchase company which in turn is wholly funded by the conduit by means of commercial paper or medium term notes.

The main purpose of these transactions is to give corporate clients access to the securitization market and thus to lower funding costs than would be borne with direct funding.

Arbitrage conduits require the formation and management of an SPV that buys highly rated corporate bonds, asset-backed securities and loans.

The purpose is to achieve a profit on the spread between the yield on the assets held, usually medium/long-term, and the short/medium-term securities issued to fund the purchase.

The conduits' purchase of assets is financed by short-term commercial paper and medium-term note issues.

Payment of interest and redemption of the securities issued by the conduit therefore depends on cash flow from the receivables purchased (credit risk) and the ability of the conduit to roll over or replace its market funding on maturity (liquidity risk).

To guarantee prompt redemption of the securities issued by the conduit, these transactions are guaranteed by a standby letter of credit covering the risk of default both of specific assets and of the whole program.

The underwriters also benefit from security provided by specific liquidity lines which the conduit may use if it unable to place new commercial paper to repay maturing paper, e.g. during market turmoil.

These liquidity lines may not however be used to guarantee redemption of securities issued by the conduit in the event of default by the underlying assets.

In its role as sponsor, the Group selects the asset portfolios purchased by conduits or purchase companies, provides administration of the assets and both standby letters of credit and liquidity lines.

For these services the Group receives fees and also benefits from the spread between the return on the assets purchased by the SPV and the securities issued.

The current market turmoil has created a significant contraction in investor demand for the securities issued by these conduits. The Group has consequently purchased directly all their outstanding commercial paper.

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

The following table shows **exposure to the conduits** of which the Group is sponsor, viz. Arabella, Salome, Black Forest Funding Corporation (customer conduits) and Bavarian Universal Funding Corporation (arbitrage conduits). No write-downs have been recognized in exposures to conduits.

Exposures sponsored by the Group (€ thousands)

	AMOUNTS AS AT	
	12.31.2008	12.31.2007
Balance sheet exposures	**5,268,124**	**4,685,207**
- Conduits consolidated	5,268,124	4,685,207
Credit facilities	**1,775,512**	**1,078,334**
- Conduits consolidated	1,775,512	1,078,334

The lines of credit shown are the difference between total credit lines granted and the amount of commercial paper underwritten by the Group. This figure is the additional risk exposure incurred by the Group and arising from commercial paper purchased by third parties and commitments to purchase further assets under the program.

Cash exposures are commercial paper purchased by the Group. These exposures are fully consolidated and therefore not visible in the consolidated accounts.

Due to the activity performed, the Group bears most of the risk and receives most of the return on conduit business and also has control of the conduits.

Consequently, as required by IAS 27 and SIC 12, we have consolidated the above-listed SPVs.

The ABCP conduits are consolidated as are some of the second-level vehicles that IFRS consolidation standards.

The following are recognized in the consolidated Accounts:
- loans by the ABCP conduits to the underlying purchase companies, where there are non-consolidated second-level vehicles, and
- the assets held by the purchase companies, where these are consolidated.

The consolidated Accounts however include the substance of the assets in the books of the non-consolidated purchase companies because they are wholly financed by the consolidated conduits.

The following table gives the amount of the **purchase companies' assets by region.**

Purchase companies' assets broken down by geographical area (€ thousands)

	AMOUNTS AS AT 31.12.2008								
	CONSOLIDATED CONDUITS								
	ITALY	GERMANY	AUSTRIA	OTHER UE COUNTRIES	OTHER EUROPEAN COUNTRIES (NON UE)	AMERICA	ASIA	REST OF THE WORLD	TOTAL
- Residential mortgage loans	-	-	-	-	1,211,044	-	-	251,948	1,462,992
- Commercial mortgage loans	-	-	-	-	889,633	-	-	-	889,633
- Leasing	-	627,910	-	-	-	-	-	-	627,910
- Credit cards	-	-	-	-	-	-	-	-	-
- Consumer loans	904,883	-	-	222,065	-	-	-	-	1,126,948
- SME loans	-	-	-	-	-	-	-	-	-
- State related entities	-	-	-	-	-	-	-	-	-
- Others	-	543,907	-	-	-	548,665	-	-	1,092,572
- RMBS	-	-	-	-	-	1,814	-	-	1,814
- CMBS	-	-	-	-	-	86,236	-	-	86,236
- CDO	-	-	-	-	-	4,716	-	-	4,716
- CLO / CBO	-	-	-	-	-	154,308	-	-	154,308
- Corporate bonds	-	106,260	10,778	-	-	248,363	-	-	365,401
Total	**904,883**	**1,278,077**	**10,778**	**222,065**	**2,100,677**	**1,044,102**	**-**	**251,948**	**5,812,530**

The item "Others" comprises corporate loans amounting to € 534.657 thousand and short-term commercial loans equal to the remaining amount.

96% of the structured credit products (i.e. RMBS, CMBS, CDO and CLO/CBO) held by the conduits were rated A or better and 49% were rated triple-A.

The underlyings were almost entirely of US origin.

With regard to credit quality, assets held by sponsored conduits are mainly mortgage loans and consumer loans and are all performing. The assessment of the credit risk of these assets is carried out by specific units using a look-through approach with the aim of analyzing the performance of the underlying receivables portfolios. The fair value of these loans is essentially in line with their carrying amount.

Notes to the Consolidated Accounts (CONTINUED)

Part E) Risks and related risk management policies (CONTINUED)

The **residual life of sponsored conduits' underlyings** is given in the following table. Average residual life is in most cases under one year or over five years.

Purchase companies' assets broken down by residual life (€ thousands)

REMAINING AVERAGE LIFE	AMOUNTS AS AT 12.31.2008			
	LESS THAN 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
- Residential mortgage loans	251,948	-	1,211,044	1,462,992
- Commercial mortgage loans	-	-	889,633	889,633
- Leasing	627,910	-	-	627,910
- Credit cards	-	-	-	-
- Consumer loans	1,126,948	-	-	1,126,948
- SME loans	-	-	-	-
- State related entities	-	-	-	-
- Others	753,777	285,580	53,215	1,092,572
- RMBS	-	-	1,814	1,814
- CMBS	13,202	4,350	68,684	86,236
- CDO	-	-	4,716	4,716
- CLO / CBO	-	77,074	77,234	154,308
- Corporate bonds	37,552	85,402	242,447	365,401
Total	**2,811,337**	**452,406**	**2,548,788**	**5,812,530**

Assets recognized in financial statements, due to consolidation of conduits, are not a significant part of the Group's assets.

The following table shows these **assets by balance sheet classification** and **as a percentage of total assets** in the same class.

Consolidated conduits broken down by type of financial assets portfolio (€ thousands)

	AMOUNTS AS AT 12.31.2008					
	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS MEASURED AT FAIR VALUE	LOANS AND RECEIVABLES	FINANCIAL ASSETS HELD TO MATURITY	FINANCIAL ASSETS AVAILABLE FOR SALE	TOTAL
Balance sheet amount	-	183,867	5,200,054	168,693	259,916	5,812,530
% IAS portfolio	-	1.18%	0.75%	1.00%	0.91%	0.61%

1.3 The Group as Investor

As well as originator and sponsor, the Group is also an investor in structured credit instruments.

These risks are mainly held on the books of the Markets and Investment Banking Division (MIB) and UniCredito Italiano (Ireland) mainly for trading purposes.

These instruments are those most affected by recent market turmoil.

The difficulties that emerged in 2007 due to the rise in defaulting subprime mortgages gradually spread to the entire structured credit product market, not least due to the practice of securitizing the same debt several times over.

Together with forced sales, the SIVs *(Structured investment Vehicles)* liquidating their investments and the general crisis in financial markets, this caused a steady widening of spreads, which reached historic highs at the end of 2008.

The structured credit product market thus became illiquid, with continuously falling prices, which were not representative of the actual quality of the underlying assets.

Due to the mentioned circumstances the Group has recognized losses during 2008 for € 920,280 thousand.

In this scenario the Group took a series of measures designed to ensure that these positions were more stringently monitored.

MIB's structured credit products were ring-fenced in a specific Global ABS portfolio managed with the aim of reducing the holdings, which is subject to monitoring and reporting of both credit risk and market risk.

Strict operating rules were also drawn up for the management of these positions with a view to maximizing their value for the Group and were differentiated according to the instruments' risk profile.

These rules forbid forced selling, since all the underlying assets have good fundamentals and that the best profit strategy is to hold these assets for the foreseeable future.

Accordingly the changes to IAS 39 endorsed by the EU Commission Regulation 1004 made it possible to reflect this strategy in the accounts by reclassifying these assets from *HfT financial assets to loans and receivables - customers*. Section 1.4 provides information about the effect of reclassification.

The following table gives Group's **exposure** to these instruments, which is limited, viz. 1.25% of total financial instruments.

Structured credit product exposures broken down by type of financial assets portfolio (€ thousands)

	BALANCE SHEET EXPOSURE AS AT						
	12.31.2008						12.31.2007
	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS MEASURED AT FAIR VALUE	LOANS AND RECEIVABLES	FINANCIAL ASSETS HELD TO MATURITY	FINANCIAL ASSETS AVAILABLE FOR SALE	TOTAL	TOTAL
Balance sheet amount	618,611	176,698	10,462,256	174,100	589,988	12,021,653	16,294,573
% IAS portfolio	0.30%	1.13%	1.51%	1.03%	2.06%	1.25%	1.74%

A breakdown of the Group's **gross and net exposure to structured credit products.**

Structured credit product exposures (€ thousands)

	AMOUNTS AS AT 12.31.2008	
EXPOSURE TYPE	GROSS EXPOSURE (NOMINAL AMOUNT)	NET EXPOSURE (CARRYING AMOUNT)
RMBS	4,814,821	4,485,457
CMBS	1,877,932	1,689,688
CDO	1,205,909	849,709
CLO/CBO	2,161,893	1,766,325
ABS others	2,461,663	2,174,291
Financing	1,056,183	1,056,183
Totale	**13,578,401**	**12,021,653**

Cash exposure, as mentioned, consists almost entirely of asset backed securities amounting to € 10,965,470 thousand mainly held in the Global ABS portfolio in the books of the MIB Division and UniCredit Ireland.

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Following tables reports, respectively for ABS, loans and guarantees, the exposure amount together with their seniority.

The tables do not show the ABSs originated by UniCredit securitizations, whether synthetic or traditional. These are shown in the table given in the 'Group as Originator' section above.

Structured credit product exposures broken down by subordination degree (€ thousands)

	AMOUNTS AS AT 12.31.2008			
EXPOSURE TYPE	SENIOR	MEZZANINE	JUNIOR	TOTAL
- RMBS	3,903,751	570,368	11,338	4,485,457
- Prime	*3,652,130*	*440,418*	*-*	*4,092,548*
- Subprime	*11,237*	*14,533*	*4,524*	*30,294*
- Nonconforming	*240,384*	*115,417*	*6,814*	*362,615*
- CMBS	1,276,112	413,576	-	1,689,688
- CDO	544,303	301,101	4,306	849,710
- CDO di ABS / CDO di CDO	*7,955*	*62,162*	*63*	*70,180*
- CDO Balance Sheet	*325,197*	*39,425*	*-*	*364,622*
- CDO Market Value	*4,878*	*-*	*-*	*4,878*
- CDO Preferred Stock	*-*	*62,587*	*-*	*62,587*
- CDO Synthetic Arbitrage	*33,677*	*10,089*	*445*	*44,211*
- CRE CDO	*25,620*	*8,649*	*-*	*34,269*
- CDO others	*146,976*	*118,189*	*3,798*	*268,963*
- CLO/CBO	1,288,112	441,742	36,470	1,766,324
- CLO SME	*386,501*	*200,950*	*1,294*	*588,745*
- CLO arbitrage/balance sheet	*373,199*	*79,714*	*900*	*453,813*
- CLO / CBO others	*528,412*	*161,078*	*34,276*	*723,766*
- Consumer loans	544,398	107,517	-	651,915
- Credit cards	129,244	12,368	-	141,612
- Student loans	97,872	46,718	-	144,590
- Leasing	339,628	102,500	6,698	448,826
- Others	685,735	67,964	33,649	787,348
Total balance sheet exposures	**8,809,155**	**2,063,854**	**92,461**	**10,965,470**

Loans and guarantees (€ thousands)

	AMOUNTS AS AT 12.31.2008							
	ON BALANCE SHEET EXPOSURES				OFF BALANCE SHEET EXPOSURES			
EXPOSURE TYPE	SENIOR	MEZZANINE	JUNIOR	TOTAL	SENIOR	MEZZANINE	JUNIOR	TOTAL
Loans	**341,747**	**703,606**	**10,715**	**1,056,068**	**209,273**	**135,337**	**-**	**344,610**
- Residential mortgages	-	225,413	8,737	234,150	-	41,777	-	41,777
- Commercial mortgages	-	302,300	-	302,300	-	-	-	-
- CLO	-	15,564	-	15,564	-	-	-	-
- Credit Cards	-	99,314	-	99,314	-	4,996		4,996
- Consumer loans	341,747	-	-	341,747	194,203	17,300	-	211,503
- Student Loans	-	-	-	-		71,264	-	71,264
- Others	-	61,015	1,978	62,993	15,070	-	-	15,070
Guarantees given	**-**	**-**	**-**	**-**	**-**	**-**	**28,942**	**28,942**
Credit facilities	**115**	**-**	**-**	**115**	**395,487**	**-**	**-**	**395,487**

The above table presents the Group's exposure to SPEs, including guarantees given and lines of credit.

This support is generally given when structuring securitizations for third parties as manager or arranger of the transactions. The underlying of the guarantees given is mainly credit cards and commercial mortgages; that of the credit lines is mainly commercial debt.

At December 31, 2008 the Group's exposure in structured credit products was €12,021,652k, a reduction of over 8.5% from June 30, 2008 when the figure was €13,141,325k.

The exposure in ABSs fell from €12,406,341k at June 30, 2008 to €10,965,470k, but exposure in the form of loans to vehicles rose from €735,683k at June 30, 2008 to €1,056,183k at December 31, 2008 due to usage of credit lines and guarantees given, of which the unutilized portion reduced from €1,004,250k at June 30, 2008 to €424,429k at December 31, 2008.

In addition to reported exposures, the Group is exposed to Credit Default Swaps having structured credit products as underlyings. These instruments have a fair value of €584,515 thousand and a notional amount of €3,575,560 thousand.

The good credit quality of this portfolio is borne out by the fact that over 95% of these instruments are rated A or better and 78% of the portfolio is triple-A rated.

At June 30, 2008 over 96% of these exposures were rated A and 84.5% of the portfolio was rated triple-A. The limited change was due to the general worsening of market conditions in H2 2008.

Over 81% of the exposure is toward countries belonging to European Union.

Part E) Risks and related risk management policies (Continued)

The following tables give a breakdown of the net exposure at September 30 2008, by instrument, rating and region.

Structured credit product exposures broken down by rating class

EXPOSURE TYPE	AAA	AA	A	BBB	BB	B	CCC	CC	C	NR
RMBS Prime	88.77%	8.44%	1.62%	1.06%	0.11%	0.00%	0.00%	0.00%	0.00%	0.00%
RMBS Subprime	37.09%	16.99%	30.98%	0.00%	0.00%	0.00%	14.93%	0.00%	0.00%	0.00%
RMBS Non conforming	64.02%	5.82%	15.76%	4.55%	2.59%	5.37%	1.88%	0.00%	0.00%	0.00%
CMBS	74.50%	16.72%	5.73%	3.06%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
CDO of ABS/CDO di CDO	11.33%	1.75%	73.41%	5.16%	0.00%	8.25%	0.00%	0.00%	0.09%	0.00%
CDO - Balance Sheet	89.19%	9.56%	0.16%	0.91%	0.00%	0.19%	0.00%	0.00%	0.00%	0.00%
CDO - Market Value	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
CDO - Preferred Stock	0.00%	78.11%	3.74%	18.14%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
CDO - Synthetic Arbitrage	76.17%	15.31%	0.00%	7.51%	0.00%	0.00%	0.00%	0.00%	0.00%	1.01%
CRE CDO	74.76%	0.00%	25.24%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
CDO Other	54.65%	31.55%	10.17%	2.22%	0.00%	0.00%	0.82%	0.59%	0.00%	0.00%
CLO SME	57.71%	36.41%	0.84%	4.40%	0.00%	0.42%	0.00%	0.00%	0.00%	0.22%
CLO Arbitrage/balance sheet	81.16%	14.02%	4.36%	0.26%	0.00%	0.00%	0.00%	0.00%	0.00%	0.20%
CLO/CBO others	73.01%	11.55%	5.32%	5.22%	0.09%	0.08%	0.01%	0.00%	0.00%	4.73%
Consumer loans	74.57%	15.53%	2.79%	4.90%	0.00%	1.79%	0.00%	0.00%	0.00%	0.42%
Credit cards	91.27%	0.00%	0.00%	7.10%	1.63%	0.00%	0.00%	0.00%	0.00%	0.00%
Student loans	67.69%	32.31%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Leasing	75.67%	8.66%	5.64%	6.17%	1.04%	1.32%	1.49%	0.00%	0.00%	0.00%
Others	79.77%	5.13%	2.11%	2.09%	0.00%	0.00%	0.00%	0.00%	0.00%	10.90%
Total	**78.40%**	**12.94%**	**4.04%**	**2.65%**	**0.20%**	**0.43%**	**0.18%**	**0.01%**	**0.00%**	**1.14%**

Structured credit product exposures broken down by geographical area

EXPOSURE TYPE	ITALY	OTHER UE COUNTRIES	OTHER EUROPEAN COUNTRIES (NON UE)	ASIA	USA	REST OF THE WORLD
RMBS Prime	11.86%	77.65%	0.00%	3.02%	0.00%	7.47%
RMBS Subprime	0.00%	0.00%	0.00%	0.00%	100.00%	0.00%
RMBS Non conforming	0.00%	84.66%	0.00%	0.00%	13.79%	1.55%
CMBS	7.02%	77.24%	0.00%	9.38%	5.71%	0.65%
CDO of ABS/CDO di CDO	0.00%	47.45%	0.00%	0.00%	52.55%	0.00%
CDO - Balance Sheet	2.66%	32.46%	0.00%	0.00%	19.99%	44.89%
CDO - Market Value	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%
CDO - Preferred Stock	0.00%	0.00%	0.00%	0.00%	100.00%	0.00%
CDO - Synthetic Arbitrage	0.00%	76.17%	0.00%	0.00%	23.83%	0.00%
CRE CDO	0.00%	15.66%	0.00%	0.00%	84.34%	0.00%
CDO Other	13.72%	32.35%	0.00%	29.81%	7.20%	16.93%
CLO SME	4.72%	89.28%	0.75%	0.82%	0.18%	4.25%
CLO Arbitrage/balance sheet	0.00%	48.45%	0.00%	0.00%	51.55%	0.00%
CLO/CBO other	0.00%	75.47%	8.51%	0.00%	11.21%	4.81%
Consumer loans	28.35%	63.94%	3.68%	1.30%	1.46%	1.26%
Credit cards	0.00%	70.86%	0.00%	29.14%	0.00%	0.00%
Student loans	0.00%	27.64%	0.00%	0.00%	72.36%	0.00%
Leasing	63.95%	14.89%	0.00%	0.00%	12.00%	9.16%
Others	63.79%	35.52%	0.00%	0.14%	0.54%	0.00%
Total	**15.07%**	**66.28%**	**0.82%**	**3.81%**	**8.17%**	**5.84%**

The Group's portfolio includes the following:

CDOs: Collateralized debt obligations are notes with varying seniority issued by SPVs in respect of loans (CLOs), corporate bonds (CBOs) or structured credit instruments (CDOs of ABS).

As with all asset-backed securities, redemption of these notes depends on the performance of the underlying assets and any additional security.

The purpose of these instruments is to benefit from the spread between the notes' yield and that of the assets.

At December 31, 2008 CDOs held by the Group (i.e., CLOs, CBOs and CDOs of ABS) amounted to €2,616,034 thousand, i.e. a reduction from June 30, 2008, when the figure was €2,986,480k.

94.5% of these instruments are rated A or better.

A small number of the CDOs held in the Group's portfolio are CDOs of ABS, some with US sub-prime exposure. At December 31, 2008 the exposure to CDOs of ABS was €70,180 thousand, of which €20,679 thousand with US subprime mortgages as underlyings.

All CDOs of ABS with US subprime mortgages as underlyings were classified as such regardless of the weight of these risks.

The following table details **exposure** to these instruments. These instruments, 69.5% of which are rated A or better, were written down as to 64% of face value at December 31, 2008.

CDO of ABS

EXPOSURE TYPE	NET EXPOSURE AS AT 31.12.2008
Total CDO of ABS	**70,180**
Non Subprime exposures	**49,501**
High grade	49,501
Mezzanine	-
CDO Squared	-
Subprime	**20,679**
High grade	-
Mezzanine	20,679
CDO Squared	-

CMBSs: Commercial mortgage backed securities are notes issued by SPVs whose redemption depends on the performance of commercial mortgages securitized by a non-Group originator.

At December 31, 2008 the CMBSs held in the Group's portfolio amounted to €1,689,688 thousand. At June 30, 2008 this figure was €1,916,116k.

Approximately 97% of these instruments are rated A or better. Coverage ratio is 10%.

RMBSs: Residential mortgage backed securities are notes issued by SPVs whose redemption depends on the performance of residential mortgages securitized by a non-Group originator.

Part E) Risks and related risk management policies (Continued)

At December 31, 2008 the RMBSs held in the Group's portfolio amounted to €4,485,457 thousand. At June 30, 2008 this figure was €4,934,344k.

Over 97% of these instruments are rated A or better.

A small number of the RMBSs, worth €79,873 thousand, have US sub-prime or Alt-A mortgages as underlyings.

All RMBSs with US sub-prime or Alt-A mortgages as underlyings were classified as such regardless of the weight of this exposure. Over 73% of these instruments are rated A or better. The coverage ratio was 29%

Exposure to US Subprime and Alt-A Mortgages
The Group's exposure to US Subprime and Alt-A mortgages was restricted to the above RMBSs and CDOs with these underlyings.

The Group has no mortgages classified as sub-prime in its loan book nor guarantees of such exposure.

The following table summarizes exposure to US Subprime and Alt-A mortgages, which was €105,752 thousand at December 31, 2008, i.e. a reduction from both December 31, 2007 and June 30, 2008 when this figure was €116,673k.

US Subprime and Alt-A exposures (€ thousands)

	AMOUNTS AS AT			
	12.31.2008			12.31.2007
UNDERLYING / EXPOSURE TYPE	CDO DI ABS	RMBS	TOTAL	TOTAL
US Alt-A	5,200	49,579	54,779	93,000
US Subprime	20,679	30,294	50,973	164,000
Total	**25,879**	**79,873**	**105,752**	**257,000**

79% of instruments with US subprime underlyings were rated A or better. 69% of instruments with Alt-A mortgage underlyings were rated A or better. Their respective coverage ratios were 48% and 41%.

Percentage **composition of the vintage of US Subprime and Alt-A exposures** is reported in the following tables.

US Subprime and Alt-A exposures broken down by vintage

SOTTOSTANTE / VINTAGE	BEFORE 2005	2005	2006	2007
US Alt-A	5.45%	33.82%	50.49%	10.25%
US Subprime	17.61%	63.42%	10.10%	8.88%
Total	**11.31%**	**48.09%**	**31.02%**	**9.59%**

1.4 The Fair Value of Structured Credit Products

As noted above the Group has reclassified almost all its structured credit products from *HfT financial assets to loans and receivables – customers*, which has made it possible to align their class with the manner in which they are managed.

In 2nd half 2008 ABS with a face value of €10,258,804 were reclassified at a carrying value of €9,391,044 thousand at December 31, 2008 against a fair value at the same date of €7,778,965 thousand.

Reclassification meant that capital losses of €1,552,423 thousand were not recognized during the period.

Recognition of these assets at amortized cost caused a €109,817 thousand increase in interest and impairment losses of €85,269 thousand.

The remaining structured credit products were Hft financial assets, assets at fair value or AfS financial assets and were valued consistenly with methodology described in chapter 18 - Fair value in Part A) Accounting Policies.

Independent Price Verification and Fair Value Adjustments were applied in respect of these assets.

Fair value adjustments estimate, attributing different weights, part of the effects of a *one notch downgrade* of the instruments considering the price quality observed through the mentioned IPV process.

Valuations of these products were uncontroversial before the onset of the sub-prime crisis in H2 2007, because secondary market liquidity gave executable prices for most of the existing securities, thus creating a level 1 valuation according to the fair value hierarchy established by the US FAS 157.

Market conditions following the sub-prime mortgage crisis, which was marked by growing illiquidity in these instruments, the market players referred where possible to prices obtained from consensus pricing providers[2], which, though observable, do not necessarily qualify as active market prices. This meant that the valuation was level 2 under the US FAS 157.

Where prices were not available from consensus pricing providers either in terms of price or market input, fair value was calculated using internal models thus arriving at a level 3 valuation under FAS 157.

57.74% of the portfolio is priced using level 2 methods and the remaining 42.26% according to level 3 methods.

2. E.g., Markit, which aggregates, validates and distributes composite end-of-day bond prices on the basis of prices obtained from over thirty large dealers worldwide. Only contributors' prices that pass an automatic valuation process are inserted in the composite, so that the pricing is neutral and impartial.

Part E) Risks and related risk management policies (Continued)

The following table gives the distribution of the types of exposure **as a percentage of fair value** at December 31, 2008.

Structured credit product exposures: fair value hierarchy

EXPOSURE TYPE	LEVEL 2	LEVEL 3
RMBS Prime	70.94%	29.06%
RMBS Non conforming	80.82%	19.18%
CMBS	47.01%	52.99%
CDO of ABS/CDO squared	0.00%	100.00%
CDO - Balance Sheet	46.30%	53.70%
CDO - Preferred Stock	0.00%	100.00%
CDO - Synthetic Arbitrage	0.00%	100.00%
CDO Other	0.00%	100.00%
CLO SME	83.78%	16.22%
CLO Arbitrage/balance sheet	56.74%	43.26%
CLO/CBO others	81.66%	18.34%
Consumer loans	81.52%	18.48%
Credit cards	0.00%	100.00%
Leasing	100.00%	0.00%
Others	0.70%	99.30%
Total	**57.74%**	**42.26%**

1.5 Group Exposure to Monoline Insurers

The Group has limited exposure to monoline insurers.

It is not the usual practice of the Group to manage credit risk arising from ABS exposures through credit derivatives, or other guarantees with monoliners.

The Group has direct exposure to certain baskets of names which include monoliners.

The following table gives the amount of these **exposures** by **monoliner**.

Esposizioni verso monoliners (€ thousands)

EXPOSURES TO MONOLINERS	NOMINAL AMOUNT AS AT 12.31.2008
AMBAC Assurance Corporation	2,674
Assured Guaranty Corporation	11,903
FGIC Corporation	1,202
MBIA Insurance Corporation	9,308
Radian Group	8,716
XL Capital Assurance	4,164
Total	**37,967**

The Group's portfolio includes asset-backed securities and other debt securities amounting to €1,026,430 thousand, which are guaranteed also by monoline insurers.

1.6 Group Exposure to Leveraged Finance

As part of its lending business, the Group grants loans or credit lines that may be classified as leveraged finance, in that they finance the acquisition of significant stakes in target companies, which are usually subsequently absorbed by the borrower.

Repayment and debt service depend largely on the cash flow generated by the new company post-absorption.

These transactions bear good yields in terms of both interest and fees. However, the risk is higher given the borrower's greater leverage.

The Group is generally involved in leveraged finance through participation in syndicated loans made by a banking syndicate which may further syndicate the loan by selling part of the loan to other lenders.

Since the Group expects to sell these participations on to other lenders, at the same time paying a portion of fees already received, these fees were not recognized as income. During the period a limited number of new deals have been closed.

As well as the above the MIB Division has loans and credit lines of this kind that it intends to hold.

These exposures are monitored continuously for credit quality by analyzing the borrower's business performance indicators and fulfillment of budget objectives in order to detect any lasting impairment losses.

During Q4 2008 have been considered as belonging to this category also €3,323 mln of deals previously held for subsequent sale. Pertaining fees have not been anyway recognized, for prudential reasons, as revenue in income statement.

Total amount of the exposure to be held, mainly concentrated in MIB Division, is €8,423 mln. 85% of this amount has been originated to EU counterparty. Residual exposures held to be subsequently sold amounts to €337 mln.

2. OTC Derivatives Trading

The business model governing OTC derivatives trading with customers provides for centralization of market risk in the MIB Division, while credit risk is assumed by the Group company which, under the divisional or geographical segmentation model, manages the relevant customer's account.

The Group's operational model provides for customer trading derivatives business to be carried on, as part of each subsidiary's operational independence:

- by the Italian commercial banks that close transaction in OTC derivatives in order to provide non-institutional clients with products to manage currency, interest-rate and price risk. Under these transactions, the commercial banks transfer their market risks to the MIB Division by means of equal and opposite contracts, retaining only the relevant counterparty risk. The commercial banks also place or collect orders on behalf of others for investment products with embedded derivatives (e.g., structured bonds);
- by the MIB Division operating with large corporates and financial institutions, in respect of which it assumes and manages both market and counterparty risk;
- by HVB AG, BA-CA AG and Pekao, which transact business directly with their customers.

UniCredit Group trades OTC derivatives on a wide range of underlyings, e.g.: interest rates, currency rates, share prices and indexes, commodities (precious metals, base metals, petroleum and energy materials) and credit rights.

OTC derivatives offer considerable scope for personalization: new payoff profiles can be constructed by combining several OTC derivatives (for example, a plain vanilla IRS with one or more plain vanilla or exotic options). The risk and the complexity of the structures obtained in this manner depend on the respective characteristics of the components (reference parameters and indexation mechanisms) and the way in which they are combined.

Part E) Risks and related risk management policies (Continued)

Credit and market risk arising from OTC derivatives business is controlled by the Chief Risk Officer competence line (CRO) in the Parent and/or in the Division or subsidiary involved. This control is carried out by means of guidelines and policies covering risk management, measurement and control in terms of principles, rules and processes, as well as by setting VaR limits.

This business with non-institutional clients does not entail the use of margin calls, whereas with institutional counterparties (dealt with by the MIB Division) recourse may be made to credit risk mitigation techniques, for example "netting" and/or collateral agreements.

In addition to the information given in chapter 18 Other Information – Fair Value of Part A) Accounting Policies, it should be noted that write-downs and write-backs of derivatives to take account of counterparty risk are determined in line with the procedure used to assess other credit exposure, specifically:

- performing exposure to non-institutional clients of the Italian commercial banks is valued in terms of PD (Probability of Default) and LGD (Loss Given Default), in order to obtain a value in terms of 'expected loss' to be used for items designated and measured at fair value;
- non-performing positions are valued in terms of estimated expected future cash flow according to specific indications of impairment (which are the basis for the calculation of the amount and timing of the cash flow).

The impact on the 2008 Income Statement of write-downs and write-backs of derivatives to take account of counterparty risk totaled a negative contribution of €52 million related to write-downs of the net exposure towards Lehman Brothers (coverage ratio 90%).

Here follows the breakdown of balance-sheet asset item 20 "Financial assets held for trading" and of balance-sheet liability item 40 "Financial liability held for trading".

To make the distinction between customers and banking counterparties, the definition contained in Banca d'Italia Circular No. 262 of December 22, 2005 (which was used for the preparation of the accounts) was used as a reference.

Structured products were defined as derivative contracts that incorporate in the same instrument forms of contracts that generate exposure to several types of risk (with the exception of cross currency swaps) and/or leverage effects.

The balance of item 20 "Financial assets held for trading" of the consolidated accounts with regard to derivative contracts totaled €120,532 million (with a notional value of €2,051,955 million) including €28,607 million with customers. The notional value of derivatives with customers amounted to €370,791 million including €343,431 million in plain vanilla (with a fair value of €27,276 million) and €27,360 million in structured derivatives (with a fair value of €1,331 million). The notional value of derivatives with banking counterparties totaled €1,681,164 million (fair value of €91,925 million) including €175,315 million related to structured derivatives (fair value of €4,783 million).

Customers entered into a total of 6,047 structured derivative contracts with the Group that are reported in balance-sheet asset item 20 "Financial assets held for trading". Of these, the largest 20 customers in terms of exposure cover 36% of overall exposure (generating exposure of €475 million for the Group).

The balance of item 40 "Financial liabilities held for trading" of the consolidated accounts with regard to derivative contracts totaled €120,481 million (with a notional value of €1,797,078 million) including €21,488 million with customers.

The notional value of derivatives with customers amounted to €282,625 million including €261,278 million in plain vanilla (with a fair value of €20,494 million) and €21,347 million in structured derivatives (with a fair value of €994 million). The notional value of derivatives with banking counterparties totaled €1,514,453 million (fair value of €98,993 million) including €120,641 million related to structured derivatives (fair value of €4,250 million).

Section 2 - Market risk

Generally speaking banks' market risks are due to price fluctuations or other market risk factors affecting the value of positions on its own books, both the trading book and the banking book, i.e. those arising from transactions and strategic investment decisions. UniCredit Group's market risk management includes, therefore, all activities relating to cash and capital structure management, both in the Parent and in the individual Group companies.

The Parent monitors risk positions at Group level. The individual Group companies monitor their own risk positions, within the scope of their specific responsibilities, in line with UniCredit Group supervision policies. The results of individual companies' monitoring activities are, in any event, shared with the Parent company.

The individual companies comprising the Group produce detailed reports on business trends and related risks on a daily basis, forwarding market risk documentation to the Parent company.

The Parent's Group Market Risk unit is responsible for aggregating this information and producing information on overall market risks.

Organizational Structure

The Parent's Board of Directors lays down strategic guidelines for taking on market risks by calculating, depending on the propensity to risk and objectives of value creation in proportion to risks assumed, capital allocation for the Parent company and its subsidiaries.

The Parent's Risks Committee provides advice and recommendations in respect of decisions taken by the Chief Executive Officer and in drawing up proposals made by the Chief Executive Officer to the Board of Directors with regard to the following:

- guidance as to the methods to be used to realise models for the measurement and monitoring of Group risks;
- the Group's risk policies (identification of risk, analysis of the level of propensity to risk, definition of capital allocation objectives and the limits for each type of risk, assignment of related functional responsibilities to the relevant Departments and Divisions);
- corrective action aimed at rebalancing the Group's risk positions.

The Risk Committee comprises the following members: the Chief Executive (Chair of the Committee), the Deputy General Managers, the Chief Risk Officer (chairs the Committee in the absence of the Chief Executive) and the Chief Financial Officer. The Head of the Group Internal Audit Department also attends meeting of the Risk Committee, but is not entitled to vote.

In April 2008 the Board of Directors approved the reorganization guidelines for the Group Market Risks model, aimed at combining all Market Risk functionalities under a single responsibility and therefore established the new Group Market Risk Department within the MIB Divisional Risk Office and Group Market Risks Dept.

In particular this entails:

- unifying responsibility for Market Risk Management (measurement, evaluation, monitoring and control) under the new "Group Market Risks" department (as in point 2.2), responsible for trading and banking book risk management at Group level and for ensuring consistency in market risk policies, methodologies and practices across divisions and LEs
- establishing, within the new Group Market Risk department, two specialized teams for Trading and Treasury Risk Management, including:
  - introduction of trading risk manager role, responsible for market risk management of its specific business lines Group-wide
  - introduction of treasury risk manager role, responsible for treasury risk management of its specific banking books Group-wide
- establishing unitary groups for Market Risk architecture and methodologies, including responsibilities concerning Risk Technologies, Risk Methods, Model Testing and Group-wide New Products Process, but excluding Front Office Risk Modelling
- reallocating responsibilities coherently between Holding and Legal Entities: in particular, Legal Entities/Branches will focus on local New Products Process ("NPP") implementation, Infrastructure implementation, P&L validation and Desk Control
- maintaining the CRO's overall responsibilities on Group Market Risks and on MIB Market/ Credit Risks through guidance and monitoring activities to be performed also within the Risk Committee (competent body to approve/share DROs proposals referred to risk strategies, policies, models, limits and monitoring activities/ initiatives), of which the CRO is a member.

Part E) Risks and related risk management policies (Continued)

As a consequence the Board of Directors approved on Aug 1st the new Market Risk Governance which sets out the framework of the Holding Company Market Risks function in its guiding, supporting and controlling of the correspondent functions in the Legal Entities, in coherence with the role of UniCredit SpA as holding company.

In short, the Parent company proposes limits and investment policies for the Group and its entities in harmony with the capital allocation process when the annual budget is drawn up.

Group HQ's Asset and Liability Management unit, in coordination with other regional liquidity centers, manages strategic and operational ALM, with the objective of ensuring a balanced asset position and the operating and financial sustainability of the Group's growth policies on the loans market, optimizing the Group's exchange rate, interest rate and liquidity risk.

In 2008, however, the Group proceeded to develop and expand existing models with the aim of achieving increasing accuracy in the representation of the Group's risk profiles for portfolios of complex financial products.

The monitoring of these risk profiles was made even more efficient and rapid with the introduction of individual risk limits, in addition to VaR limits, in relation to primary investment banking operations.

In the same way, and in an effort to achieve product/portfolio assessments based on more rigorous standards of prudence, methodologies for establishing valuation reserves for loan products were refined and made more specific with a special focus on structured loans.

Internal Model for Price, Interest Rate and Exchange Rate Risk of the Regulatory Trading Book

In its capital calculation and risk monitoring functions, UniCredit adopts the internal models used by former UBM (now HVB Milan Branch), HVB AG and BA-CA AG and approved by the respective national supervisory authorities. For the purposes of calculating capital requirements, the internal model method has been authorized for full use for HVB AG and BA-CA AG, whilst in the case of HVB Milan Branch, model cover for regulatory purposes does not include structured credit products. No recourse is made, on the other hand, to the internal model for calculating capital requirements regarding trading positions in relation to the Parent company, UCI Ireland and Bank Pekao. The standardized measurement method is also applied to the calculation of capital covering the risk of holding banking book exposure in foreign currencies for the subsidiaries that do not perform trading activities.

The characteristics of the internal models are as follows:

- Former UBM (now HVB Milan Branch): historical simulation based on a one-year historical observation period, with VaR calculated as 1-day expected loss with 99% double tail confidence level. Option-related risk is estimated by using the delta-gamma-vega approximation.
- HVB AG: Monte Carlo simulation with the full evaluation of individual positions taken in options, with VaR calculated as 1-day expected loss with 99% confidence level. The Monte Carlo simulation is based on a variance-covariance matrix calculated on a one-year historical observation period without weighting scheme.
- BACA AG: Declustered[1] historical simulation based on a two-years historical observation period with VaR calculated as 1-day expected loss with 99% confidence level and with the full evaluation of individual positions taken in options.

Trading portfolios are subject to stress tests according to a wide range of scenarios for managerial reporting, which are described in paragraph 2.8 below. According to the national regulations, some relevant scenarios are also matter of regulatory reporting on a quarterly basis. Moreover, substituted risk measures, i.e. sensitivities, defined stress scenarios or the indication of nominal amounts, are considered and included in the regulatory reporting for the estimation of risks that are not covered by the VaR simulation of HVB internal model.

Apart from use in calculating capital requirements on market risks, internal models are applied to all positions included in the trading book to perform back testing, through the continuous comparison of the bank's daily VaR measures with the subsequent daily profit or loss. This test consists of comparing the estimated expected loss with clean P&L data, i.e. simulated changes in portfolio value that would occur were end-of-day positions to remain unchanged.

1. Historical returns for each risk factor are weighted by the ratio between the current volatility and the historical volatility.

2.1 Interest Rate Risk - Regulatory Trading Book

QUALITATIVE INFORMATION

A. General

Regulatory trading book interest rate risk arises when financial positions are taken by specialist centres holding assigned market risk limits within certain levels of discretion.

Following the absorption of the Capitalia group in October 2007, the risk positions held in the latter's trading book were initially controlled and managed by pre-existing units. Positions have moved out of Capitalia and transferred to HVB's Italian branch all along the year, while risk exposures are gradually reduced.

In performing cash management duties, or in the integrated management of the Group's liquidity, the interest rate risk proves to be closely linked to market maker activities on money market products and related derivatives. Active participation in auctions for government securities issued by the main European countries - as a primary dealer rather than as a market maker - is a source of interest rate risk, owing also to both directional positions in fixed income securities taken on the property portfolio and to relative value strategies employed by individual desks. This risk is managed by recourse to derivatives traded on regulated markets or, in their absence, with innovative and complex products traded over-the-counter with individual counterparties.

B. Interest Rate Risk Management Processes and Measurement Methods

Within the organizational context described above, the policy implemented by the UniCredit Group within the scope of market risk management - and so, specifically, in managing interest rate risk - is aimed at the gradual adoption and use of common principles, rules and processes in terms of appetite for risk, ceiling calculations, model development, pricing and risk model scrutiny. Group Market Risk Dept is specifically required to ensure that principles, rules and processes are in line with industry best practice and consistent with standards and uses in the various countries in which they are applied.

The main tool used by the UniCredit Group to measure market risk on trading positions is Value at Risk (VaR), calculated using the Historical simulation method. During this phase of convergence, however, some companies belonging to the Group still use a Monte Carlo-type simulation approach.

The Historical simulation method provides for the daily revaluation of positions on the basis of trends in market prices over an appropriate observation period. The empirical distribution of profits/losses deriving there from is analyzed to determine the effect of extreme market movements on the portfolios. The distribution value at the percentile corresponding to the fixed confidence interval represents the VaR measurement. The parameters used to calculate the VaR are as follows: 99% confidence interval; 1 day time horizon; daily update of time series, which can be extended to cover at least a year. Use of a 1-day time-horizon makes it possible to make an immediate comparison between profits/losses realized.

As for internal scenario analysis policies and procedures (so called "stress testing"), these procedures have been entrusted to the individual legal entities. Overall, however, a set of scenarios common to the Group as a whole, is applied to all positions in order to check on a monthly basis the potential impact that their occurrence could have on the global trading portfolio.

In aggregating the various risk profiles of the different risk taking units of the Group, the diversification arising from positions taken by group companies which have adopted different internal models has conservatively been disregarded when calculating the overall risk.

The harmonization of VaR methodologies and the definition of an appropriate consistent framework to come to the calculation of a Group's VaR is one of the main targets of the Market Risk reorganization within the group.

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

QUANTITATIVE INFORMATION

Regulatory Trading Portfolio

UniCredit Group uses a VaR-type internal model to control the market risk arising out of the regulatory trading book. The VaR , being a single metric, thus quantifies overall market risk, which means that the latter no longer has to be broken down into its interest rate risk, price risk and exchange components. VaR data are therefore reported for all market risks arising out of the regulatory trading book.

Changes in Risk

In 2008 there has been a generalized increase in UniCredit Group's market risk, principally due to an increased overall market volatility, and not due to a more aggressive trading strategy requiring an increased risk appetite. During 2008 Capitalia's trading portfolio has been fully absorbed by HVB. During 2008, some structured positions in UniCredit Bank Ireland that were booked in the trading portfolio have been rebooked in the banking book portfolio, thus the reduction in VaR.

The following table gives the VaR for the aggregate risk of the trading portfolio.

Daily VaR of the Trading Book (€ million)

		2008			2007
	12.31.2008	AVERAGE	MAX	MIN	AVERAGE
UniCredit Holding	5,6	4.2	12.2	1.6	2.3
UniCredit Bank Ireland	0,2	3.4	5.7	0.1	2.6
BA Sub-Holding	31,6	22.6	50.3	12.1	14.8
HVB AG	112,2	56.9	129.4	30.8	*16.2*
Trading UCI Total (*)	**149,6**	**86.9**	**176.9**	**53.5**	**41.1**

(*) Total VaR is the sum of the individual VaR figures without taking into consideration diversification benefits within the Group

The following graphs analyze the backtesting results referred to the market risk o the trading book, in which VaR results are compared to the theoretical Profit and loss results for each main risk taker unit:

HVB AG



160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
-20,000,000
-40,000,000
-60,000,000
-80,000,000
-100,000,000
-120,000,000
-140,000,000
-160,000,000
-180,000,000
-200,000,000
2007-10-01
2007-10-29
2007-11-26
2007-12-26
2008-01-24
2008-02-21
2008-03-20
2008-04-17
2008-05-15
2008-06-12
2008-07-10
2008-08-07
2008-09-04
2008-10-02
2008-10-30
2008-11-27
2008-12-26
P&L
HVB AG VaR

During 2008, there have been 14 overdrafts in HVB, principally due to a widening of credit spreads. During the last year a generalized increase in the market volatility has been observed.

BA AG



60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
-10,000,000
-20,000,000
-30,000,000
-40,000,000
-50,000,000
-60,000,000
2008-12-22
2008-11-21
2008-11-07
2007-11-23
2007-11-09
2008-10-24
2008-10-10
2008-09-26
2008-09-12
2008-08-29
2008-08-14
2008-07-31
2008-07-17
2008-07-03
2008-06-19
2008-06-05
2008-05-20
2008-05-05
2008-04-18
2008-04-04
2008-03-20
2008-03-06
2008-02-21
2008-02-07
2008-01-24
2008-01-10
2007-12-21
2007-12-07
2007-10-24
2007-10-10
2007-09-26
2007-09-12
2007-08-29
2007-08-14
2007-07-31
2007-07-17
2007-07-03
2008-12-05
P&L
BA-CA AG VaR

In BA there have been five overdrafts during the first half of 2008. The four have been overdrafts on the positive side, while the other on the negative side. The latter was due to a widening of credit spreads.

Part E) Risks and related risk management policies (CONTINUED)

2.2 Interest Rate Risk - Banking Book

QUALITATIVE INFORMATION

General aspects, operational processes and methods for measuring interest rate risk
Interest rate risk consists of changes in interest rates that are reflected in:
- interest income sources, and thus, the bank's earnings (cash flow risk);
- the net present value of assets and liabilities, due to their impact on the present value of future cash flows (fair value risk).

The Group measures and monitors this risk within the framework of a banking book interest rate risk policy that establishes consistent methodologies and models and limits or thresholds to focus on with regard to the sensitivity of net interest income and the Group's economic value.

Interest rate risk has an impact on all owned positions resulting from business operations and strategic investment decisions (banking book). At December 31, 2008 the sensitivity of interest spread to parallel shift of +100bps was +€21 million (and -€132 million for a shift of -100bps). The sensitivity of the economic value of shareholders' equity to an immediate and parallel change in interest rates ("parallel shift") for +1 bp was -€7.1 mln at 31 December 2008.

The main sources of interest rate risk can be classified as follows;
- repricing risk - the risk resulting from timing mismatches in maturities and the repricing of the bank's assets and liabilities; the main features of this risk are:
  - yield curve risk - risk resulting from exposure of the bank's positions to changes in the slope and shape of the rate curve;
  - basis risk - risk resulting from the imperfect correlation in lending and borrowing interest rate changes for different instruments that may also show similar repricing characteristics;
- optionality risk - risk resulting from implicit or explicit options in the Group's banking book positions.

Some limits have been set out, in the above described organisation, to reflect a risk propensity consistent with strategic guidelines issued by the Board of Directors. These limits are defined in terms of VaR (calculated using the methodology described above in relation to the trading portfolio), Sensitivity or Gap Repricing for each Group bank or company, depending on the level of sophistication of its operations. Each of the Group's banks or companies assumes responsibility for managing exposure to interest rate risk within its specified limits. Both micro- and macro-hedging transactions are carried out for this purpose.

At the consolidated level, Group HQ's Asset Liability Management Unit takes the following measures:
- It performs operating sensitivity analysis in order to measure any changes in the value of shareholders' equity based on parallel shocks to rate levels for all time buckets along the curve;
- Using static gap analysis (i.e., assuming that positions remain constant during the period), it performs an impact simulation on interest income for the current period by taking into account different elasticity assumptions for demand items;
- It analyses interest income using dynamic simulation of shocks to market interest rates;
- It develops methods and models for better reporting of the interest rate risk of items with no contractual maturity date (i.e., demand items).

In coordination with the Group's ALM and Treasury Areas, the Market Risk Management Area sets interest rate risk limits using VaR methodologies and verifies compliance with these limits on a daily basis.

Fair value hedging operations
Hedging strategies aimed at complying with interest rate risk limits for the banking portfolio, are carried out with listed or unlisted derivative contracts, and the latter, which are commonly interest rate swaps, are the type of contracts used the most.

Macro-hedging is generally used, meaning hedges related to the amounts of cash contained in asset or liability portfolios. Under certain circumstances, the impact of micro-hedges related to securities issued or individual financial assets are recognised (especially when they are classified in the available-for-sale portfolio).

Cash flow hedging operations
In certain instances, cash flow hedging strategies are also used as an alternative to fair value hedging strategies in order to stabilise income statement profits in the current and future years. Macro-hedging strategies are mainly used and they may also refer to the interest rate risk of the core portion of financial assets "on demand."

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

QUANTITATIVE INFORMATION

1. Bank portfolio: distribution by residual life (repricing date) of assets and liabilities

	AMOUNTS AS AT 12.31.2008							
TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
Balance-sheet assets	**145,226,746**	**160,523,195**	**43,953,102**	**37,292,956**	**121,546,302**	**85,361,289**	**52,298,698**	**21,097,569**
1.1 Debt securities	1,284,749	16,890,173	3,373,316	10,320,293	14,773,680	12,314,417	10,752,447	39,951
- With prepayment option	*9,668*	*550,413*	*65,730*	*66,384*	*1,379,090*	*501,702*	-	-
- Other	*1,275,081*	*16,339,760*	*3,307,586*	*10,253,909*	*13,394,590*	*11,812,715*	*10,752,447*	*39,951*
1.2 Loans to banks	26,826,091	32,983,120	3,480,019	2,574,901	4,403,992	2,900,908	881,917	8,417,207
1.3 Loans to customers	117,115,906	110,649,902	37,099,767	24,397,762	102,368,630	70,145,964	40,664,334	12,640,411
- Current accounts	*57,534,617*	*4,766,716*	*621,288*	*3,209,254*	*4,465,284*	*3,790,856*	*618,311*	*3,110,142*
- Other loans	*59,581,289*	*105,883,186*	*36,478,479*	*21,188,508*	*97,903,346*	*66,355,108*	*40,046,023*	*9,530,269*
- With prepayment option	*24,773,673*	*16,344,378*	*8,794,714*	*1,266,155*	*10,163,397*	*5,761,786*	*4,344,324*	*5,286*
- Other	*34,807,616*	*89,538,808*	*27,683,765*	*19,922,353*	*87,739,949*	*60,593,322*	*35,701,699*	*9,524,983*
2. Balance-sheet liabilities	**231,507,579**	**271,497,482**	**63,650,316**	**41,326,629**	**77,829,599**	**41,474,329**	**18,004,605**	**3,542,787**
2.1 Due to customers	192,076,192	80,572,245	15,630,885	6,711,240	6,674,247	820,870	714,517	1,622,581
- Current accounts	*179,377,297*	*35,489,082*	*6,062,773*	*4,019,949*	*2,642,494*	*199,191*	*235,460*	*1,556,382*
- Other loans	*12,698,895*	*45,083,163*	*9,568,112*	*2,691,291*	*4,031,753*	*621,679*	*479,057*	*66,199*
- With prepayment option	-	*224,207*	*1,002*	*7,475*	-	-	-	-
- Other	*12,698,895*	*44,858,956*	*9,567,110*	*2,683,816*	*4,031,753*	*621,679*	*479,057*	*66,199*
2.2 Due to banks	10,402,936	33,659,646	3,144,920	1,910,587	2,084,632	1,324,075	947,190	775,480
- Current accounts	*4,533,755*	*4,811,245*	*174,387*	*1,062,777*	*821,589*	*448,932*	*5,766*	*725,788*
- Other loans	*5,869,181*	*28,848,401*	*2,970,533*	*847,810*	*1,263,043*	*875,143*	*941,424*	*49,692*
2.3 Securities in issue	805,459	73,962,567	18,528,024	17,537,807	48,227,403	25,835,153	11,315,717	776,226
- With prepayment option	*4*	*874,534*	*456,840*	*114,116*	*1,556,765*	*1,748,073*	*1,927,345*	*403,955*
- Other	*805,455*	*73,088,033*	*18,071,184*	*17,423,691*	*46,670,638*	*24,087,080*	*9,388,372*	*372,271*
2.4 Other liabilities	28,222,992	83,303,024	26,346,487	15,166,995	20,843,317	13,494,231	5,027,181	368,500
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*28,222,992*	*83,303,024*	*26,346,487*	*15,166,995*	*20,843,317*	*13,494,231*	*5,027,181*	*368,500*
3. Financial derivatives								
3.1 With underlying security								
- Options								
+ Long positions	-	3,000	-	5,000	160,008	262,000	-	-
+ Short positions	-	1,000	-	16,000	8	372,000	-	-
- Other								
+ Long positions	8,428	127,225	13,757	16,107	192,197	32,584	12,872	3,734
+ positions	8,428	274,225	13,757	16,107	461,197	32,584	12,872	3,734
3.2 Without underlying security								
- Options								
+ Long positions	158	1,092,916	1,067,203	953,283	12,945,756	2,596,949	9,954	-
+ Short positions	-	1,093,217	1,067,631	953,283	12,948,341	2,596,949	10,070	-
- Other								-
+ Long positions	54,431	101,218,976	18,550,950	26,130,527	51,048,509	68,841,606	5,757,607	10,818
+ Short positions	54,431	132,587,689	20,333,430	18,207,971	23,791,183	56,042,304	5,369,193	10,818

This distribution is made on the basis of the period between the balance sheet date and the first following yield review date. For fixed-rate transactions the residual life is the period from the balance sheet date to final maturity.

On balance sheet items are disclosed at their carrying value.

Derivatives are shown, under the double entry method, at settlement value for those with underlying securities and at the notional value for those without underlying securities.

1.1 Bank portfolio: distribution by residual life (repricing date) of assets and liabilities: euro

	AMOUNTS AS AT 12.31.2008							
TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
Balance-sheet assets	**130,499,514**	**126,807,980**	**35,121,948**	**28,229,998**	**97,511,784**	**70,602,533**	**38,719,000**	**20,280,929**
1.1 Debt securities	1,277,089	16,013,330	2,429,176	9,508,784	7,872,300	9,264,341	10,191,679	37,123
- With prepayment option	*9,668*	*543,293*	*53,358*	*63,258*	*1,271,148*	*470,560*	-	-
- Other	*1,267,421*	*15,470,037*	*2,375,818*	*9,445,526*	*6,601,152*	*8,793,781*	*10,191,679*	*37,123*
1.2 Loans to banks	21,617,044	24,449,242	2,752,189	2,294,541	3,817,623	2,645,167	852,641	8,416,233
1.3 Loans to customers	107,605,381	86,345,408	29,940,583	16,426,673	85,821,861	58,693,025	27,674,680	11,827,573
- Current accounts	*51,272,204*	*1,151,985*	*177,476*	*760,065*	*1,675,890*	*1,238,877*	*414,917*	*3,107,719*
- Other loans	*56,333,177*	*85,193,423*	*29,763,107*	*15,666,608*	*84,145,971*	*57,454,148*	*27,259,763*	*8,719,854*
- With prepayment option	*23,227,035*	*15,385,069*	*8,024,399*	*846,842*	*8,422,317*	*4,944,340*	*3,845,898*	*3,578*
- Other	*33,106,142*	*69,808,354*	*21,738,708*	*14,819,766*	*75,723,654*	*52,509,808*	*23,413,865*	*8,716,276*
2. Balance-sheet liabilities	**200,955,091**	**204,414,563**	**54,799,521**	**36,624,369**	**71,535,770**	**37,251,688**	**16,344,036**	**3,464,290**
2.1 Due to customers	167,052,181	56,200,533	12,773,384	4,025,382	4,263,717	444,576	597,232	1,620,049
- Current accounts	*157,871,455*	*25,623,158*	*4,627,884*	*2,796,040*	*1,566,730*	*35,412*	*234,937*	*1,556,355*
- Other loans	*9,180,726*	*30,577,375*	*8,145,500*	*1,229,342*	*2,696,987*	*409,164*	*362,295*	*63,694*
- With prepayment option	-	*224,207*	*1,002*	*7,475*	-	-	-	-
- Other	*9,180,726*	*30,353,168*	*8,144,498*	*1,221,867*	*2,696,987*	*409,164*	*362,295*	*63,694*
2.2 Due to banks	6,541,919	18,550,732	1,465,752	1,483,306	1,725,366	982,452	886,413	775,477
- Current accounts	*3,472,675*	*4,448,223*	*151,587*	*999,474*	*789,581*	*408,191*	*306*	*725,788*
- Other loans	*3,069,244*	*14,102,509*	*1,314,165*	*483,832*	*935,785*	*574,261*	*886,107*	*49,689*
2.3 Securities in issue	805,242	57,987,297	16,150,031	16,428,559	45,229,193	22,388,581	9,853,635	762,507
- With prepayment option	*4*	*420,159*	*398,578*	*114,116*	*1,274,280*	*325,533*	*1,927,345*	*403,955*
- Other	*805,238*	*57,567,138*	*15,751,453*	*16,314,443*	*43,954,913*	*22,063,048*	*7,926,290*	*358,552*
2.4 Other liabilities	26,555,749	71,676,001	24,410,354	14,687,122	20,317,494	13,436,079	5,006,756	306,257
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*26,555,749*	*71,676,001*	*24,410,354*	*14,687,122*	*20,317,494*	*13,436,079*	*5,006,756*	*306,257*
3. Financial derivatives								
3.1 With underlying security								
- Options								
+ Long positions	-	3,000	-	5,000	160,008	262,000	-	-
+ Short positions	-	1,000	-	16,000	8	372,000	-	-
- Other								
+ Long positions	-	88,352	-	165	731	966	-	1,139
+ positions	-	206,352	-	165	338,731	966	-	1,139
3.2 Without underlying security								
- Options								
+ Long positions	158	1,089,154	1,064,711	953,283	12,893,625	2,596,949	9,954	-
+ Short positions	-	1,093,217	1,067,631	953,283	12,948,341	2,596,949	10,070	-
- Other								
+ Long positions	54,431	63,355,230	7,414,309	12,027,767	41,685,524	65,905,324	5,577,909	-
+ Short positions	54,431	112,812,005	11,431,015	6,332,582	17,251,521	55,475,590	4,931,278	-

Part E) Risks and related risk management policies (Continued)

1.1 Bank portfolio: distribution by residual life (repricing date) of assets and liabilities: dollar

	AMOUNTS AS AT 12.31.2008							
TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
Balance-sheet assets	**3,709,584**	**10,157,492**	**2,022,974**	**2,400,505**	**6,610,001**	**4,338,166**	**1,523,942**	**71,034**
1.1 Debt securities	5,088	151,146	293,636	182,209	908,495	1,395,108	135,455	-
- With prepayment option	-	*4,169*	-	-	*107,879*	-	-	-
- Other	*5,088*	*146,977*	*293,636*	*182,209*	*800,616*	*1,395,108*	*135,455*	-
1.2 Loans to banks	2,030,092	2,153,339	179,321	98,235	234,919	75,953	19,824	547
1.3 Loans to customers	1,674,404	7,853,007	1,550,017	2,120,061	5,466,587	2,867,105	1,368,663	70,487
- Current accounts	*1,070,763*	*1,248,702*	*144,271*	*881,095*	*1,102,190*	*1,271,978*	*154,305*	*27*
- Other loans	*603,641*	*6,604,305*	*1,405,746*	*1,238,966*	*4,364,397*	*1,595,127*	*1,214,358*	*70,460*
- With prepayment option	*75,107*	*410,187*	*519,850*	*295,881*	*1,254,809*	*668,347*	*423,814*	*909*
- Other	*528,534*	*6,194,118*	*885,896*	*943,085*	*3,109,588*	*926,780*	*790,544*	*69,551*
2. Balance-sheet liabilities	**6,263,741**	**32,801,778**	**4,069,392**	**1,954,612**	**2,373,113**	**2,567,678**	**947,585**	**863**
2.1 Due to customers	3,696,354	5,462,703	745,688	1,116,696	1,118,683	167,461	116,565	844
- Current accounts	*3,296,642*	*794,024*	*171,065*	*213,537*	*395,244*	*14,094*	-	-
- Other loans	*399,712*	*4,668,679*	*574,623*	*903,159*	*723,439*	*153,367*	*116,565*	*844*
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*399,712*	*4,668,679*	*574,623*	*903,159*	*723,439*	*153,367*	*116,565*	*844*
2.2 Due to banks	2,234,257	11,972,253	926,664	96,778	55,551	28,469	8,770	-
- Current accounts	*185,781*	*19,642*	*17,713*	*63,286*	*22,272*	-	*5,450*	-
- Other loans	*2,048,476*	*11,952,611*	*908,951*	*33,492*	*33,279*	*28,469*	*3,320*	-
2.3 Securities in issue	-	10,110,067	1,471,579	407,681	1,103,327	2,343,132	802,433	-
- With prepayment option	-	*397,398*	*15,306*	-	*280,978*	*1,422,540*	-	-
- Other	-	*9,712,669*	*1,456,273*	*407,681*	*822,349*	*920,592*	*802,433*	-
2.4 Other liabilities	333,130	5,256,755	925,461	333,457	95,552	28,616	19,817	19
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*333,130*	*5,256,755*	*925,461*	*333,457*	*95,552*	*28,616*	*19,817*	*19*
3. Financial derivatives								
3.1 With underlying security								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	3,000	-	-	88,000	-	-	1,941
+ positions	-	32,000	-	-	19,000	-	-	1,941
3.2 Without underlying security								
- Options								
+ Long positions	-	3,762	2,492	-	52,131	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	28,710,880	3,404,713	8,915,801	4,484,116	649,429	155,915	34
+ Short positions	-	15,040,028	2,834,420	8,312,518	4,013,798	404,030	437,915	34

1.3 Bank portfolio: distribution by residual life (repricing date) of assets and liabilities: other currencies

	AMOUNTS AS AT 12.31.2008							
TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
Balance-sheet assets	**11,017,648**	**23,557,723**	**6,808,180**	**6,662,453**	**17,424,517**	**10,420,590**	**12,055,756**	**745,606**
1.1 Debt securities	2,572	725,697	650,504	629,300	5,992,885	1,654,968	425,313	2,828
- With prepayment option	-	*2,951*	*12,372*	*3,126*	*63*	*31,142*	-	-
- Other	*2,572*	*722,746*	*638,132*	*626,174*	*5,992,822*	*1,623,826*	*425,313*	*2,828*
1.2 Loans to banks	3,178,955	6,380,539	548,509	182,125	351,450	179,788	9,452	427
1.3 Loans to customers	7,836,121	16,451,487	5,609,167	5,851,028	11,080,182	8,585,834	11,620,991	742,351
- Current accounts	*5,191,650*	*2,366,029*	*299,541*	*1,568,094*	*1,687,204*	*1,280,001*	*49,089*	*2,396*
- Other loans	*2,644,471*	*14,085,458*	*5,309,626*	*4,282,934*	*9,392,978*	*7,305,833*	*11,571,902*	*739,955*
- With prepayment option	*1,471,531*	*549,122*	*250,465*	*123,432*	*486,271*	*149,099*	*74,612*	*799*
- Other	*1,172,940*	*13,536,336*	*5,059,161*	*4,159,502*	*8,906,707*	*7,156,734*	*11,497,290*	*739,156*
2. Balance-sheet liabilities	**24,288,747**	**34,281,141**	**4,781,403**	**2,747,648**	**3,920,716**	**1,654,963**	**712,984**	**77,634**
2.1 Due to customers	21,327,657	18,909,009	2,111,813	1,569,162	1,291,847	208,833	720	1,688
- Current accounts	*18,209,200*	*9,071,900*	*1,263,824*	*1,010,372*	*680,520*	*149,685*	*523*	*27*
- Other loans	*3,118,457*	*9,837,109*	*847,989*	*558,790*	*611,327*	*59,148*	*197*	*1,661*
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*3,118,457*	*9,837,109*	*847,989*	*558,790*	*611,327*	*59,148*	*197*	*1,661*
2.2 Due to banks	1,626,760	3,136,661	752,504	330,503	303,715	313,154	52,007	3
- Current accounts	*875,299*	*343,380*	*5,087*	*17*	*9,736*	*40,741*	*10*	-
- Other loans	*751,461*	*2,793,281*	*747,417*	*330,486*	*293,979*	*272,413*	*51,997*	*3*
2.3 Securities in issue	217	5,865,203	906,414	701,567	1,894,883	1,103,440	659,649	13,719
- With prepayment option	-	*56,977*	*42,956*	-	*1,507*	-	-	-
- Other	*217*	*5,808,226*	*863,458*	*701,567*	*1,893,376*	*1,103,440*	*659,649*	*13,719*
2.4 Other liabilities	1,334,113	6,370,268	1,010,672	146,416	430,271	29,536	608	62,224
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*1,334,113*	*6,370,268*	*1,010,672*	*146,416*	*430,271*	*29,536*	*608*	*62,224*
3. Financial derivatives								
3.1 With underlying security								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	8,428	35,873	13,757	15,942	103,466	31,618	12,872	654
+ positions	8,428	35,873	13,757	15,942	103,466	31,618	12,872	654
3.2 Without underlying security								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	9,152,866	7,731,928	5,186,959	4,878,869	2,286,853	23,783	10,784
+ Short positions	-	4,735,656	6,067,995	3,562,871	2,525,864	162,684	-	10,784

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

2. Bank portfolio: internal models and other sensitivity analysis methodologies

Please refer to paragraph "2.1 Interest Rate Risk - Regulatory trading book" - Quantitative information" for the aggregate internal model, used to measure the different risks.

2.3 - Price Risk - Regulatory Trading Book

QUALITATIVE INFORMATION

A. General Information

As described in section 2.1 above, price risk relating to equities, commodities, investment funds and related derivative products included in the trading book, originates from positions taken by specialist centres holding assigned market risk limits within certain levels of discretion.

Price risk deriving from own trading of these instruments is managed using both directional and relative value strategies via direct sale and purchase of securities, regulated derivatives and OTCs and recourse to security lending. Volatility trading strategies are implemented using options and complex derivatives.

B. Price Risk Management Processes and Measurement Methods

For both a description of internal processes for monitoring and managing risk and an illustration of the methodologies used to analyse exposure, please refer to section 2.1 on internal models.

QUANTITATIVE INFORMATION

1. Regulatory trading portfolio exposures in equity instruments and funds

TYPE OF EXPOSURE/SECURITIE	CARRYING AMOUNT AT 12.31.2008	
	LISTED	UNLISTED
A.Equity instruments	**4,551,960**	**275,911**
A.1 Shares	4,538,386	39,634
A.2 Innovative capital instruments	-	-
A.3 Other equity instruments	13,574	236,277
B. Investment funds	**1,657,475**	**895,957**
B.1 Under Italian law	16,778	3,574
- harmonized open-ended	*14,637*	*1,565*
- non-harmonized open-ended	*1,885*	*0*
- closed-ended	*256*	*2,009*
- reserved	-	-
- speculative	-	-
B.2 Other EU Countries	1,640,697	892,382
- harmonized	*275,369*	*4,498*
- non-harmonized open-ended	*1,365,132*	*868,100*
- non-harmonized closed-ended	*196*	*19,784*
B.3 Non-EU Countries	-	1
- open-ended	-	-
- closed-ended	-	*1*
Total	6,209,435	1,171,868

2.4 Price Risk – Banking Book

QUALITATIVE INFORMATION

A. General Aspects, Price Risk Management Processes And Measurement Methods

Banking book price risk primarily originates in equity interests held by the Parent company and its subsidiaries as a stable investment, as well as units in mutual investment funds not included in the trading book in so far as they are also held as a stable investment.

Just in respect of these last instruments, internal price risk management and measurement processes reproduce what has already been said with regard to the regulatory trading book.

QUANTITATIVE INFORMATION

1. Banking portfolio exposures in equity instruments and funds

TYPE OF EXPOSURE/SECURITIE	CARRYING AMOUNT AT 12.31.2008	
	LISTED	UNLISTED
A. Equity instruments	**3,979,879**	**4,958,484**
A.1 Shares	3,979,031	4,734,459
A.2 Innovative capital instruments	-	-
A.3 Other equity instruments	848	224,025
B. Investment funds	**503,523**	**1,363,105**
B.1 Under Italian law	27,031	352,144
- harmonized open-ended	*9,980*	*811*
- non harmonized open-ended	-	-
- closed-ended	*17,051*	*333,228*
- reserved	-	*1,850*
- speculative	-	*16,255*
B.2 Other EU Countries	377,090	630,510
- harmonized	*159,577*	*33,745*
- non harmonized open-ended	*217,462*	*119,870*
- non harmonized closed - ended	*51*	*476,895*
B.3 Non-EU Countries	99,402	380,451
- open-ended	*99,402*	*255,314*
- closed-ended	-	*125,137*
Total	**4,483,402**	**6,321,589**

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

2.5 Exchange Rate Risk

QUALITATIVE INFORMATION

A. General Aspects, Exchange Rate Risk Management Processes and Measurement Methods

As it has already been said in the previous section 2.1, exchange rate risk also originates from positions taken by specialist centres holding assigned market risk limits within certain levels of discretion.

Exchange risk originates from currency trading activities performed through the negotiation of the various market instruments, and is constantly monitored and measured by using internal models developed by group companies. These models are, in addition, used to calculate capital requirements on market risks corresponding to this type of risk.

B. Hedging Exchange Rate Risk

The Parent company implements a policy of hedging profits created by the Group's Polish subsidiaries (which constitute the main subsidiaries not belonging to the euro zone), as well as dividends relating to the previous year, said policy being activated during the period between year-end and the payment date. This hedging policy is implemented using foreign exchange derivative products aimed at protecting against fluctuations in the Euro/Zloty exchange rate.

QUANTITATIVE INFORMATION

1.Distribution by currency of assets and liabilities and derivatives

	AMOUNTS AS AT 12.31.2008					
	CURRENCIES					
ITEMS	US DOLLAR	ZLOTY	YEN	TURKISH LIRA	SWISS FRANC	OTHER CURRENCIES
A. Financial assets	**80,041,227**	**22,527,499**	**5,397,195**	**1,839,621**	**27,610,513**	**68,472,045**
A.1 Debt securities	7,553,050	4,461,406	804,156	1,201,310	156,546	8,380,314
A.2 Equity securities	287,728	29,889	13	1,895	655	175,303
A.3 Loans to banks	37,397,020	3,752,071	2,426,038	233,122	7,078,445	21,281,443
A.4 Loans to customers	34,736,521	14,283,767	2,166,975	403,074	20,340,239	37,642,839
A.5 Other financial assets	66,908	366	13	220	34,628	992,146
B. Other assets	**416,051**	**29,758**	**33,820**	**9,792**	**30,540**	**985,959**
C. Financial liabilities	**97,524,114**	**22,013,151**	**6,306,099**	**531,272**	**16,289,014**	**68,350,589**
C.1 Deposits from banks	52,333,900	2,642,874	3,544,494	389,096	10,962,360	20,569,475
C.2 Deposits from customers	18,032,507	18,620,461	484,099	111,473	1,617,675	31,138,919
C.3 Debt securities in issue	20,249,948	739,007	1,815,887	30,493	1,951,458	11,918,973
C.4 Other financial liabilities	6,907,759	10,809	461,619	210	1,757,521	4,723,222
D. Financial derivatives	**81,104,448**	**3,541,248**	**21,022,234**	**583,718**	**35,007,139**	**57,267,705**
- Options	(13,307,766)	104,827	(2,261,416)	(27,615)	(7,679,935)	(10,350,987)
- Long positions	*39,876,182*	*2,937,280*	*14,188,125*	*27,615*	*10,492,628*	*17,675,611*
- Short positions	*26,568,416*	*3,042,107*	*11,926,709*	-	*2,812,693*	*7,324,624*
- Other	(67,796,682)	(3,646,075)	(18,760,818)	(556,103)	(27,327,204)	(46,916,718)
- Long positions	*235,134,289*	*22,423,268*	*49,363,930*	*1,423,157*	*61,490,465*	*121,174,960*
- Short positions	*167,337,607*	*18,777,193*	*30,603,112*	*867,054*	*34,163,261*	*74,258,242*
Total assets	**355,467,749**	**47,917,805**	**68,983,070**	**3,300,185**	**99,624,146**	**208,308,575**
Total liabilities	**291,430,137**	**43,832,451**	**48,835,920**	**1,398,326**	**53,264,968**	**149,933,455**
Difference (+/-)	**64,037,612**	**4,085,354**	**20,147,150**	**1,901,859**	**46,359,178**	**58,375,120**

Derivatives are shown, under the double entry method, at settlement value for those with underlying securities and at the notional value for those without underlying securities. Options are shown at their delta equivalent value. All amounts are in euro thousands.

2.6 Derivative instruments

A. Financial Derivatives

A.1 Regulatory trading portfolio: end of period notional amounts

TRANSACTION TYPES/ UNDERLYING ASSETS	12.31.2008										12.31.2007	
	TRANSACTION TYPES/ UNDERLYING ASSETS		EQUITY SECURITIES		EXCHANGE RATES AND GOLD		OTHER UNDERLYING		TOTAL		TOTAL	
	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreement	-	289,384,197	-	-	-	-	-	-	-	289,384,197	-	172,101,220
2. Interest rate swaps	-	1,630,617,609	-	-	-	-	-	-	-	1,630,617,609	-	2,843,666,096
3. Domestic currency swaps	-	-	-	-	-	23,891,977	-	-	-	23,891,977	-	13,801,420
4. Currency interest rate swaps	-	230,658	-	-	-	170,829,997	-	-	-	171,060,655	57,753	131,005,409
5. Basis swaps	-	75,193,322	-	-	-	-	-	-	-	75,193,322	-	90,016,029
6. Stock index swaps	-	-	55,451	27,602	-	-	-	-	55,451	27,602	48,787	1,089,788
7. Commodity index swaps	-	-	-	-	-	-	11,661	63,444	11,661	63,444	-	9,552
8. Futures	71,505,897	-	1,196,518	-	673,805	-	401,053	-	73,777,273	-	112,635,712	-
9. Cap options	-	212,707,737	-	-	-	-	-	85	-	212,707,822	-	247,652,489
- Purchased	-	*115,989,879*	-	-	-	-	-	-	-	*115,989,879*	-	*135,569,900*
- Sold	-	*96,717,858*	-	-	-	-	-	*85*	-	*96,717,943*	-	*112,082,589*
10. Floor options	-	125,791,975	-	-	-	-	-	-	-	125,791,975	-	158,339,117
- Purchased	-	*63,984,285*	-	-	-	-	-	-	-	*63,984,285*	-	*81,133,230*
- Sold	-	*61,807,690*	-	-	-	-	-	-	-	*61,807,690*	-	*77,205,887*
11. Other options	17,532,000	112,923,859	65,285,441	128,362,000	4,302,433	128,264,667	55,045	4,011,237	87,174,919	373,561,763	160,135,430	461,290,752
- Purchased	10,017,000	41,511,828	32,282,379	44,458,506	-	81,376,268	-	1,584,604	42,299,379	168,931,206	73,034,508	236,957,636
- Plain vanilla	*10,017,000*	*13,307,774*	*32,281,664*	*44,166,547*	-	*52,351,251*	-	*1,584,604*	*42,298,664*	*111,410,176*	*73,034,508*	*165,581,381*
- Exotic	-	*28,204,054*	*715*	*291,959*	-	*29,025,017*	-	-	*715*	*57,521,030*	-	*71,376,255*
- Sold	7,515,000	71,412,031	33,003,062	83,903,494	4,302,433	46,888,399	55,045	2,426,633	44,875,540	204,630,557	87,100,922	224,333,116
- Plain vanilla	*7,515,000*	*41,551,080*	*33,003,062*	*83,240,643*	*4,302,433*	*46,363,343*	*55,045*	*2,409,704*	*44,875,540*	*173,564,770*	*87,100,922*	*193,875,786*
- Exotic	-	*29,860,951*	-	*662,851*	-	*525,056*	-	*16,929*	-	*31,065,787*	-	*30,457,330*
12. Forwards	424,888	5,436,603	43,742	4,232	3,143	311,507,064	-	5,198,068	471,773	322,145,967	13,650	307,920,407
- Purchased	*423,465*	*2,096,832*	*21,871*	*1,933*	*131*	*252,942,497*	-	*2,742,027*	*445,467*	*257,783,289*	*4,902*	*251,944,393*
- Sold	*1,423*	*3,217,149*	*21,871*	*2,299*	*358*	*21,402,146*	-	*2,456,041*	*23,652*	*27,077,635*	*8,748*	*17,834,601*
- Currencies/ Currencies	-	*122,622*	-	-	*2,654*	*37,162,421*	-	-	*2,654*	*37,285,043*	-	*38,141,413*
13. Other derivative contracts	-	107,411	-	15,847,131	-	463,010	-	1,758,085	-	18,175,637	187	62,726,352
TOTAL	**89,462,785**	**2,452,393,371**	**66,581,152**	**144,240,965**	**4,979,381**	**634,956,715**	**467,759**	**11,030,919**	**161,491,077**	**3,242,621,970**	**272,891,519**	**4,489,618,631**
AVERAGE AMOUNTS	**135,856,260**	**3,048,227,060**	**78,218,065**	**167,617,644**	**2,522,639**	**642,436,082**	**594,335**	**7,839,516**	**217,191,298**	**3,866,120,301**	**289,463,833**	**4,108,177,941**

This table refers to the Banking Group only and gives the notional values of financial derivatives classified in the regulatory trading book. Derivatives belonging to this portfolio may not be the same as derivatives classified in the held for trading portfolio for accounting purposes (see Table A.2.2).

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

A.2.1 Banking book: end of period notional amounts - Hedging derivatives contracts

TRANSACTION TYPES/ UNDERLYING ASSETS	12.31.2008										12.31.2007	
	TRANSACTION TYPES/ UNDERLYING ASSETS		EQUITY SECURITIES		EXCHANGE RATES AND GOLD		OTHER UNDERLYING		TOTAL		TOTAL	
	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreement	-	3,167,454	-	-	-	-	-	-	-	3,167,454	-	391,519
2. Interest rate swaps	-	111,289,222	-	-	-	-	-	-	-	111,289,222	-	124,776,723
3. Domestic currency swaps	-	-	-	-	-	1,616,162	-	-	-	1,616,162	-	3,355,007
4. Currency interest rate swaps	-	-	-	-	-	1,966,329	-	-	-	1,966,329	-	2,459,798
5. Basis swaps	-	28,444,097	-	-	-	-	-	-	-	28,444,097	-	4,903,819
6. Stock index swaps	-	-	-	-	-	-	-	-	-	-	-	-
7. Commodity index swaps	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	16,621,000	-	-	-	-	-	-	-	16,621,000	-	5,784,003	-
9. Cap options	-	460,570	-	-	-	-	-	-	-	460,570	-	3,713,561
- Purchased	-	*387,570*	-	-	-	-	-	-	-	*387,570*	-	*1,191,863*
- Sold	-	*73,000*	-	-	-	-	-	-	-	*73,000*	-	*2,521,698*
10. Floor options	-	-	-	-	-	-	-	-	-	-	-	222,798
- Purchased	-	-	-	-	-	-	-	-	-	-	-	*171,262*
- Sold	-	-	-	-	-	-	-	-	-	-	-	*51,536*
11. Other options	-	735,106	-	50,348	-	-	-	-	-	785,454	955,000	1,490,267
- Purchased	-	25,000	-	47,724	-	-	-	-	-	72,724	955,000	923,552
- Plain vanilla	-	*25,000*	-	*47,724*	-	-	-	-	-	*72,724*	*955,000*	*838,421*
- Exotic	-	-	-	-	-	-	-	-	-	-	-	*85,131*
- Sold	-	710,106	-	2,624	-	-	-	-	-	712,730	-	566,715
- Plain vanilla	-	*668,000*	-	*2,624*	-	-	-	-	-	*670,624*	-	*524,609*
- Exotic	-	*42,106*	-	-	-	-	-	-	-	*42,106*	-	*42,106*
12. Forwards	-	58,000	-	-	-	31,428,245	-	-	-	31,486,245	-	34,390,445
- Purchased	-	*58,000*	-	-	-	*9,009,081*	-	-	-	*9,067,081*	-	*32,962,553*
- Sold	-	-	-	-	-	*35,106*	-	-	-	*35,106*	-	*150,656*
- Currencies/ Currencies	-	-	-	-	-	*22,384,058*	-	-	-	*22,384,058*	-	*1,277,236*
13. Other derivative contracts	-	7,000	-	536,000	-	-	-	-	-	543,000	-	534,000
TOTAL	**16,621,000**	**144,161,449**	**-**	**586,348**	**-**	**35,010,736**	**-**	**-**	**16,621,000**	**179,758,533**	**6,739,003**	**176,237,937**
AVERAGE AMOUNTS	**14,070,333**	**202,556,051**	**1**	**983,522**	**-**	**35,379,211**	**-**	**-**	**14,070,334**	**238,918,784**	**6,697,752**	**195,192,624**

This table refers to the Banking Group only and gives the notional value of accounting hedging derivatives, classified in the regulatory banking book.

A.2.2 Banking book: end of period notional amounts - Other derivatives contracts

TRANSACTION TYPES/ UNDERLYING ASSETS	12.31.2008										12.31.2007	
	TRANSACTION TYPES/ UNDERLYING ASSETS		EQUITY SECURITIES		EXCHANGE RATES AND GOLD		OTHER UNDERLYING		TOTAL		TOTAL	
	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreement	-	-	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	25,330,928	-	-	-	-	-	-	-	25,330,928	-	17,165,118
3. Domestic currency swaps	-	-	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	26,247	-	-	-	26,247	-	34,090
5. Basis swaps	-	-	-	-	-	-	-	-	-	-	-	-
6. Stock index swaps	-	-	-	-	-	-	-	-	-	-	-	-
7. Commodity index swaps	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-	527	-
9. Cap options	-	4,313,490	-	-	-	-	-	-	-	4,313,490	-	-
- Purchased	-	*139,083*	-	-	-	-	-	-	-	*139,083*	-	-
- Sold	-	*4,174,407*	-	-	-	-	-	-	-	*4,174,407*	-	-
10. Floor options	-	-	-	-	-	-	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-	-	-	-	-	-	-
- Sold	-	-	-	-	-	-	-	-	-	-	-	-
11. Other options	-	200,475	-	10,269,475	-	267,293	-	-	-	10,737,243	-	5,006,219
- Purchased	-	150,475	-	21,126	-	-	-	-	-	171,601	-	120,540
- Plain vanilla	-	*108,369*	-	*21,126*	-	-	-	-	-	*129,495*	-	*78,434*
- Exotic	-	*42,106*	-	-	-	-	-	-	-	*42,106*	-	*42,106*
- Sold	-	50,000	-	10,248,349	-	267,293	-	-	-	10,565,642	-	4,885,679
- Plain vanilla	-	*50,000*	-	*9,262,365*	-	*267,293*	-	-	-	*9,579,658*	-	*4,766,755*
- Exotic	-	-	-	*985,984*	-	-	-	-	-	*985,984*	-	*118,924*
12. Forwards	20,812	-	-	-	-	1,385,645	-	-	20,812	1,385,645	-	7,729,811
- Purchased	*20,812*	-	-	-	-	*1,091,184*	-	-	*20,812*	*1,091,184*	-	*7,288,655*
- Sold	-	-	-	-	-	*294,461*	-	-	-	*294,461*	-	*441,156*
- Currencies/ Currencies	-	-	-	-	-	-	-	-	-	-	-	-
13. Other derivative contracts	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL	**20,812**	**29,844,893**	**0**	**10,269,475**	**-**	**1,679,185**	**-**	**-**	**20,812**	**41,793,553**	**527**	**29,935,238**
AVERAGE AMOUNTS	**10,406**	**24,281,189**	**264**	**6,930,999**	**-**	**4,652,208**	**-**	**-**	**10,670**	**35,864,396**	**176**	**11,817,742**

This table refers to the Banking Group only and gives the notional value of financial derivatives recognized as "financial assets/liabilities held for trading" belonging to the regulatory banking book (as shown in Tables 2.1 assets and 4.1 liabilities as "Financial derivatives: Other" and "Financial derivatives: Fair Value Hedges").

Part E) Risks and related risk management policies (Continued)

A.3 Financial derivatives: purchases and sales of underlying assets

	12.31.2008					
	BONDS AND INTEREST RATES		EQUITY SECURITIES AND SHARE INDICES		EXCHANGE RATES AND GOLD	
TRANSACTION TYPES/UNDERLYINGS	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
A. Regulatory trading book:	**89,462,785**	**2,377,200,049**	**66,525,701**	**144,213,363**	**4,979,381**	**634,956,715**
1. With underlying asset exchange	3,160,296	6,650,803	2,229,742	1,991,264	-	326,686,084
- Purchases (*)	*1,664,693*	*2,944,632*	*1,132,871*	*849,067*	-	*154,386,051*
- Sales (*)	*1,482,054*	*3,583,549*	*1,096,871*	*1,136,029*	-	*154,497,376*
- Foreign currencies / Foreign currencies (**)	*13,549*	*122,622*	-	*6,168*	-	*17,802,657*
2. With no underlying asset exchange	86,302,489	2,370,549,246	64,295,959	142,222,099	4,979,381	308,270,631
- Purchases (*)	47,199,588	1,162,559,802	31,506,106	59,439,005	2,381,075	255,513,354
- Sales (*)	39,102,901	1,179,118,513	32,789,853	82,134,580	2,598,306	46,497,208
- Foreign currencies / Foreign currencies (**)	0	28,870,931	-	648,514	-	6,260,069
B. Banking Book	**16,641,812**	**145,562,245**	**-**	**10,855,823**	**-**	**36,689,921**
B.1 Hedging	**16,621,000**	**115,717,352**	**-**	**586,348**	**-**	**35,010,736**
1. With underlying asset exchange	281,000	58,069	-	2,100	-	32,124,295
- Purchases (*)	*83,000*	*15,324*	-	*2,100*	-	*7,853,646*
- Sales (*)	*198,000*	*42,745*	-	-	-	*1,779,839*
- Foreign currencies / Foreign currencies (**)	-	-	-	-	-	*22,490,810*
2. With no underlying asset exchange	16,340,000	115,659,283	-	584,248	-	2,886,441
- Purchases (*)	*15,944,000*	*60,396,922*	-	*579,248*	-	*2,886,441*
- Sales (*)	*396,000*	*52,951,396*	-	*5,000*	-	-
- Foreign currencies / Foreign currencies (**)	-	*2,310,965*	-	-	-	-
B.2 Other derivatives	**20,812**	**29,844,893**	**-**	**10,269,475**	**-**	**1,679,185**
1. With underlying asset exchange	-	-	-	-	-	267,293
- Purchases (*)	-	-	-	-	-	-
- Sales (*)	-	-	-	-	-	*267,293*
- Foreign currencies / Foreign currencies (**)	-	-	-	-	-	-
2. With no underlying asset exchange	20,812	29,844,893	-	10,269,475	-	1,411,892
- Purchases (*)	-	*23,426,530*	-	*121,126*	-	*705,946*
- Sales (*)	*20,812*	*6,418,363*	-	*10,148,349*	-	*705,946*
- Foreign currencies / Foreign currencies (**)	-	-	-	-	-	-
TOTAL	106,104,597	2,522,762,294	66,525,701	155,069,186	4,979,381	671,646,636

(*) Settled in euro.
(**) Other than Euro.

This table refers to the Banking Group only and gives the notional value of the contracts classifying as purchases for 'long' or investment exposures and as sales for 'short' or debt exposures.
The "exchange rates and gold" column shows currency interest-rate swaps and other Fx & Gold derivative contracts.

12.31.2008				12.31.2007	
OTHER UNDERLYING		TOTAL		TOTAL	
LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
456,098	**10,967,475**	**161,423,965**	**3,167,337,602**	**272,892,049**	**4,399,602,602**
362,392	1,044,427	5,752,430	336,372,578	10,168,274	183,291,172
252,392	440,209	3,049,956	158,619,959	4,289,956	96,387,633
110,000	604,218	2,688,925	159,821,172	5,876,153	72,552,738
-	-	13,549	17,931,447	2,165	14,350,801
93,706	9,923,048	155,671,535	2,830,965,024	262,723,775	4,216,311,430
18,188	4,500,373	81,104,957	1,482,012,534	112,113,037	2,173,008,846
69,869	5,388,960	74,560,929	1,313,139,261	150,610,738	2,036,137,879
5,649	33,715	5,649	35,813,229	-	7,164,705
-	**-**	**16,641,812**	**193,107,989**	**6,739,000**	**201,269,356**
-	**-**	**16,621,000**	**151,314,436**	**6,739,000**	**171,334,118**
-	-	281,000	32,184,464	527,000	37,573,278
-	-	83,000	7,871,070	300,000	35,526,029
-	-	198,000	1,822,584	227,000	770,013
-	-	-	22,490,810	-	1,277,236
-	-	16,340,000	119,129,972	6,212,000	133,760,840
-	-	15,944,000	63,862,611	5,338,000	71,374,280
-	-	396,000	52,956,396	874,000	62,386,560
-	-	-	2,310,965	-	-
-	**-**	**20,812**	**41,793,553**	**-**	**29,935,238**
-	-	-	267,293	-	26,252,137
-	-	-	-	-	13,357,908
-	-	-	267,293	-	12,882,439
-	-	-	-	-	11,790
-	-	20,812	41,526,260	-	3,683,101
-	-	-	24,253,602	-	115,494
-	-	20,812	17,272,658	-	3,553,743
-	-	-	-	-	13,864
456,098	**10,967,475**	**178,065,777**	**3,360,445,591**	**279,631,049**	**4,600,871,958**

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

A.4 OTC financial derivatives: positive fair value - counterparty risk

	BONDS AND INTEREST RATES			EQUITY SECURITIES AND SHARE INDICES		
CONTROPARTI/SOTTOSTANTI	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)
A. Regulatory trading book:						
A.1 Central Governments and banks	17,342	1,881	3,553	-	-	-
A.2 Public bodies	659,743	23,001	116,263	45,000	-	54,000
A.3 Banks	3,213,093	53,879,437	5,359,663	331,189	5,112,196	3,619,184
A.4 Financial companies	1,510,466	4,876,321	641,011	5,156,438	2,533,414	2,623,224
A.5 Insurance companies	65,831	40,400	57,078	209	13	1,681
A.6 Non-financial enterprises	2,803,344	862,469	680,144	180,979	-	9,346
A.7 Other entities	40,947	41,452	8,753	2,715	-	205
Total A 12.31.2008	8,310,766	59,724,961	6,866,465	5,716,530	7,645,623	6,307,640
Total A 12.31.2007	4,242,852	30,868,583	6,399,619	4,764,076	9,137,365	6,107,589
B. Banking Book:						
B.1 Central Governments and banks	-	-	-	-	-	-
B.2 Public bodies	2,169	-	-	-	-	-
B.3 Banks	1,179,993	328,074	584,347	10,008	-	207,590
B.4 Financial companies	185,698	-	32,113	-	10,000	10,000
B.5 Insurance companies	-	-	-	-	-	-
B.6 Non-financial enterprises	2,942	-	2,040	-	2,000	-
B.7 Other entities	4,595	-	1,327	-	-	-
Total B 12.31.2008	1,375,397	328,074	619,827	10,008	12,000	217,590
Total B 12.31.2007	471,119	957,015	359,560	101,201	124,203	368,863

These tables refer to the Banking Group only and do not include derivatives listed in regulated markets which protect the participants against counterparty risk.
The "gross amount not settled" column gives the fair value of derivatives that are not covered by netting agreements.
The "gross amount settled" column gives the fair value of derivatives that are covered by netting agreements gross of the effect of the agreements.
The "Offsetting agreement effects" gives the net value of derivatives that are covered by netting agreements.

EXCHANGE RATES AND GOLD			OTHER UNDERLYING			OFFSETTING AGREEMENT EFFECTS	
GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	OFFSET	POTENTIAL FUTURE EXPOSURE (ADD-ON) (OFFSET CONTRACTS)
94,163	7,915	38,970	-	-	-	-	11,112
15,130	230	5,821	-	-	10,000	19,261	1,947
3,435,126	17,424,294	6,098,078	139,027	284,151	205,359	11,908,879	13,556,461
421,800	1,390,068	504,769	105,000	179,899	119,000	2,586,753	1,584,439
6,033	-	3,045	-	-	-	10,000	4,048
1,454,415	1,512,257	1,117,280	333,455	424,062	258,662	1,903,230	772,730
81,953	174,373	50,039	6,598	-	-	201,000	154,647
5,508,620	20,509,137	7,818,002	584,080	888,112	593,021	16,629,123	16,085,384
3,199,091	7,400,527	6,605,010	464,677	22,679	150,821	7,463,406	14,119,628
31,671	-	8,000	-	-	-	-	-
-	-	-	-	-	-	-	-
300,483	38,651	127,328	-	-	-	14,000	50,780
-	12,000	2,000	-	-	-	1,000	12,000
-	-	-	-	-	-	-	-
-	4,000	1,000	-	-	-	2,000	1,000
2,705	-	-	-	-	-	-	-
334,859	54,651	138,328	-	-	-	17,000	63,780
59,339	104,518	141,924	-	-	-	74,563	166,000

Part E) Risks and related risk management policies (Continued)

A.5 OTC financial derivatives: negative fair value - financial risk

COUNTERPARTY/UNDERLYINGS	BONDS AND INTEREST RATES			EQUITY SECURITIES AND SHARE INDICES		
	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)
A. Regulatory trading book:						
A.1 Central Governments and banks	2,231	-	-	87,757	-	30,689
A.2 Public bodies	262,909	3,938	52,473	16,000	-	6,000
A.3 Banks	2,874,298	56,847,358	4,945,280	271,479	6,039,058	2,833,025
A.4 Financial companies	1,137,411	4,935,539	570,962	6,459,100	1,916,517	2,830,143
A.5 Insurance companies	28,326	129,159	37,126	17,227	18,525	18,573
A.6 Non-financial enterprises	302,996	260,609	186,778	88,766	6,000	55,036
A.7 Other entities	1,342	3,452	1,290	187,061	-	56,446
Total A 12.31.2008	**4,609,513**	**62,180,055**	**5,793,909**	**7,127,390**	**7,980,100**	**5,829,912**
Total A 12.31.2007	**3,136,152**	**31,636,557**	**6,164,359**	**5,672,575**	**10,884,408**	**7,065,458**
B. Banking Book:						
B.1 Central Governments and banks	-	-	-	-	-	-
B.2 Public bodies	21,000	-	1,000	-	-	-
B.3 Banks	1,839,370	540,354	630,073	16,821	-	147,148
B.4 Financial companies	174,910	49,000	42,739	-	25,000	30,000
B.5 Insurance companies	-	-	-	-	-	-
B.6 Non-financial enterprises	87,285	-	2,849	-	-	-
B.7 Other entities	334,660	-	27,297	382,263	-	797,471
Total B 12.31.2008	**2,457,225**	**589,354**	**703,958**	**399,084**	**25,000**	**974,619**
Total B 12.31.2007	**405,148**	**1,243,986**	**497,304**	**546,893**	**2,000**	**367,570**

These tables refer to the Banking Group only and do not include derivatives listed in regulated markets which protect the participants against counterparty risk.
The "gross amount not settled" column gives the fair value of derivatives that are not covered by netting agreements.
The "gross amount settled" column gives the fair value of derivatives that are covered by netting agreements gross of the effect of the agreements.
The "Offsetting agreement effects" gives the net value of derivatives that are covered by netting agreements.

EXCHANGE RATES AND GOLD			OTHER VALUES			OFFSETTING AGREEMENTS EFFECTS	
GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	OFFSET	POTENTIAL FUTURE EXPOSURE (ADD-ON) (OFFSET CONTRACTS)
23,250	9,797	13,598	-	-	-	-	-
69,121	33	40,084	11,000	-	12,000	-	-
3,183,846	16,791,933	5,266,968	145,000	404,049	225,000	10,781,940	13,536,666
951,120	1,112,217	423,596	62,000	417,184	190,002	1,977,511	1,865,450
17,182	12,000	6,137	-	-	-	130,271	31,566
712,386	1,231,556	572,328	309,541	145,030	161,421	744,636	500,200
28,036	12,373	51,501	655	-	65	2,000	9,012
4,984,941	**19,169,909**	**6,374,212**	**528,196**	**966,263**	**588,488**	**13,636,358**	**15,942,894**
2,963,234	**8,435,921**	**6,155,101**	**503,494**	**8,722**	**94,233**	**11,237,436**	**15,664,493**
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
637,882	156,630	248,326	-	-	-	45,000	62,749
-	-	-	-	-	-	51,000	34,000
-	-	-	-	-	-	-	-
13,000	21,000	5,000	-	-	-	15,000	3,000
14,504	-	10,218	-	-	-	-	-
665,386	**177,630**	**263,544**	**-**	**-**	**-**	**111,000**	**99,749**
884,417	**257,536**	**673,957**	**-**	**-**	**-**	**150,371**	**93,000**

Part E) Risks and related risk management policies (Continued)

A.6 OTC financial derivatives - residual life: national amountS

UNDERLYING ASSETS/RESIDUAL MATURITY	UP TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	1,351,591,265	1,291,021,385	761,500,397	3,404,113,047
A.1 Financial derivative contracts on debt securities and interest rates	839,733,600	1,036,551,870	665,570,686	2,541,856,156
A.2 Financial derivative contracts on equity securities and share indices	77,727,278	100,772,535	32,322,304	210,822,117
A.3 Financial derivative contracts on exchange rates and gold	427,854,262	149,266,346	62,815,488	639,936,096
A.4 Financial derivative contracts on other underlying assets	6,276,125	4,430,634	791,919	11,498,678
B. Banking book	111,020,696	35,901,532	91,271,670	238,193,898
B.1 Financial derivative contracts on debt securities and interest rates	76,013,752	26,271,268	88,363,134	190,648,154
B.2 Financial derivative contracts on equity securities and share indices	2,017,590	7,028,519	1,809,714	10,855,823
B.3 Financial derivative contracts on exchange rates and gold	32,989,354	2,601,745	1,098,822	36,689,921
B.4 Financial derivative contracts on other underlying assets	-	-	-	-
Total 12.31.2008	1,462,611,961	1,326,922,917	852,772,067	3,642,306,945
Total 12.31.2007	2,200,770,045	1,656,241,308	1,118,411,502	4,975,422,855

B. Credit derivatives

B.1 Credit derivatives: notional amounts

	REGULATORY TRADING		OTHER TRANSACTIONS	
	WITH SINGLE COUNTERPART	WITH MORE THAN ONE COUNTERPART (BASKET)	WITH SINGLE COUNTERPART	WITH MORE THAN ONE COUNTERPART (BASKET)
TRANSACTION CATEGORIES	NOTIONAL AMOUNT	NOTIONAL AMOUNT	NOTIONAL AMOUNT	NOTIONAL AMOUNT
1. Purchase of protection				
1.1 With underlying asset exchange (with a specific description of contract types)	98,931,808	84,644,100	1,992,000	-
- credit default swap	*97,534,720*	*83,370,820*	*1,966,216*	-
- credit linked note	*948,162*	*896,072*	*22,191*	-
- altri derivati su crediti	*448,926*	*377,208*	*3,593*	-
1.2 With no underlying asset exchange (with a specific description of contract types)	2,970,001	21,240,000	2,316,051	7,352,399
- credit default swap	*2,922,987*	*20,903,785*	*2,081,317*	*7,351,433*
- credit default option	-	-	*100,596*	-
- credit linked note	*33,086*	*236,612*	*23,863*	*680*
- total rate of return swap	*13,928*	*99,603*	*110,275*	*286*
Total 12.31.2008	101,901,809	105,884,100	4,308,051	7,352,399
Total 12.31.2007	84,382,561	112,342,174	9,765,890	2,856,733
Average amounts	92,774,508	109,675,372	6,302,893	3,686,995
2. Sale of protection				
2.1 With underlying asset exchange (with a specific description of contract types)	98,320,310	90,082,300	784,000	10,000
- credit default swap	*97,827,233*	*89,630,368*	*779,707*	*9,945*
- credit linked note	*443,287*	*451,932*	*4,293*	*55*
- altri derivati su crediti	*49,790*	-	-	-
2.2 With no underlying asset exchange (with a specific description of contract types)	1,467,500	32,247,000	1,000	-
- credit default swap	*1,459,747*	*32,070,433*	*995*	-
- credit linked note	*7,753*	*176,567*	*5*	-
Total 12.31.2008	99,787,810	122,329,300	785,000	10,000
Total 12.31.2007	79,822,625	128,196,600	731,483	-
Average amounts	86.477.687	126.240.833	749.322	3.333

B.2 Credit derivatives: positive fair value - counterparty risk

TYPE OF TRANSACTION/AMOUNTS	NOTIONAL AMOUNT	POSITIVE FAIR VALUE	FUTURE EXPOSURE (ADD-ON)
A. REGULATORY TRADING BOOK:	**221,445,999**	**19,081,051**	**15,753,381**
A.1 Purchases of protection- counterparty:	**194,844,038**	**18,830,801**	**14,507,431**
1. Central Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	155,946,416	14,632,373	11,551,245
4. Financial companies	38,834,622	4,195,034	2,954,091
5. Insurance companies	44,000	3,044	2,000
6. Non-financial enterprises	19,000	350	95
7. Other entities	-	-	-
A.2 Sales of protection - counterparty:	**26,601,961**	**250,250**	**1,245,950**
1. Central Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	19,443,540	188,687	841,458
4. Financial companies	7,138,421	61,563	403,492
5. Insurance companies	20,000	-	1,000
6. Non-financial enterprises	-	-	-
7. Other entities	-	-	-
B. BANKING BOOK	**10,128,935**	**98,192**	**947,102**
B.1 Purchases of protection - counterparty:	**9,918,452**	**98,192**	**926,054**
1. Central Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	8,740,500	52,550	831,688
4. Financial companies	975,889	45,609	76,533
5. Insurance companies	-	-	-
6. Non-financial enterprises	-	-	-
7. Other entities	202,063	33	17,833
B.2 Sales of protection - counterparty:	**210,483**	**-**	**21,048**
1. Central Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	-	-	-
4. Financial companies	210,483	-	21,048
5. Insurance companies	-	-	-
6. Non-financial enterprises	-	-	-
7. Other entities	-	-	-
TOTAL 12.31.2008	**231,574,934**	**19,179,243**	**16,700,483**
TOTAL 12.31.2007	**198,973,657**	**2,918,728**	**17,591,452**

Part E) Risks and related risk management policies (Continued)

B.3 Credit derivatives: negative fair value - financial risk

COUNTERPARTS / UNDERLYINGS	NOTIONAL AMOUNT	NEGATIVE FAIR VALUE
A. REGULATORY TRADING BOOK:		
A.1 Purchases of protection - counterparty:		
1. Central Governments and central banks	-	-
2. Public bodies	-	-
3. Banks	20,847,243	1,090,011
4. Financial companies	2,727,397	43,103
5. Insurance companies	-	-
6. Non-financial enterprises	-	-
7. Other entities	-	-
TOTAL 12.31.2008	23,574,640	1,133,114
TOTAL 12.31.2007	124,351,893	403,098

B4. Credit derivatives - residual life: NV

UNDERLYING ASSETS/RESIDUAL MATURITY	UP TO 1 YEAR	1 YEAR TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	33,823,036	327,425,641	68,654,340	429,903,017
A.1 Credit derivatives with qualified reference obligation	18,125,468	108,748,434	24,075,694	150,949,596
A.2 Credit derivatives with not qualified reference obligation	15,697,568	218,677,207	44,578,646	278,953,421
B. Banking book	603,737	2,390,888	9,460,825	12,455,450
B.1 Credit derivatives with qualified reference obligation	195,748	1,210,000	675,870	2,081,618
B.2 Credit derivatives with not qualified reference obligation	407,989	1,180,888	8,784,955	10,373,832
Total 12.31.2008	34,426,773	329,816,529	78,115,165	442,358,467
Total 12.31.2007	39,494,659	276,507,203	102,096,204	418,098,066

2.7 Sensitivity Analysis and Stress Testing

The Group conducts sensitivity analysis weekly to determine the effect on the income statement of changes in the value of individual risk factors or several risk factors of the same type. The analysis covers MIB's entire portfolio.

The following information covers sensitivity to interest rates, credit spreads, interest rates, share prices and commodity prices.

Interest-Rate Sensitivity

Sensitivity to changes in interest rates is determined using both parallel shifts of interest-rate curves, and changes in the curve itself.
The curves are analyzed using parallel shifts of +1 basis point, ±10bps and ±100bps. For each 1bp shift, sensitivity is calculated for a series of time-buckets.
Sensitivity for changes in the steepness of the rate curve is analyzed by clockwise turning (Turn CW), i.e. an increase in short-term rates and a simultaneous fall in long-term rates, and by counter-clockwise turning (Turn CCW), whereby short-term rates fall and long-term rates rise.

Currently, clockwise and counter-clockwise turning use the following increases/decreases:

- +50bps/-50bps for the one-day bucket
- 0 bps for the one-year bucket
- +50bps/ -50bps for the 30-year plus bucket
- for each of the above buckets, the change to be set is found by linear interpolation.

(€ million)

INTEREST RATES	Δ+1BPS LESS THAN 3 MONTHS	Δ+1BPS 3 MONTHS TO 1 YEAR	Δ+1BPS 1 YEAR TO 2 YEARS	Δ+1BPS 1 YEAR TO 2 YEARS	Δ+1BPS 5 YEARS TO 10 YEARS	Δ+1BPS OVER 10 YEARS	+1 BPS TOTAL	-100 BPS	-10 BPS	+10 BPS	+100 BPS	CW	CCW
Total	0.1	-0.2	0.2	0.4	-0.2	0.0	-0.3	32.3	5.9	-14.3	-171.0	-6.5	-14.6
of which: EUR	0.2	-0.1	0.1	0.2	-0.4	0.0	-0.7	97.2	9.6	-17.9	-202.3	10.6	-30.7
USD	0.0	-0.1	0.1	0.2	0.2	0.0	0.2	-40.4	-2.1	2.1	19.8	-7.8	7.0
GBP	-0.1	0.0	0.0	0.1	0.0	0.0	0.0	-5.8	-0.5	0.5	3.8	-3.8	3.8
CHF	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.0	0.0	2.1	3.2	-3.5
JPY	0.0	0.0	0.0	0.0	0.0	0.0	-0.1	4.8	0.7	-0.8	-8.1	0.7	-0.7

Credit Spread Sensitivity

Credit spread sensitivity is calculated by assuming a worsening of creditworthiness seen in a parallel shift of +1bp/+10bps/+100bps in the credit spread curves.

These sensitivities are calculated both inclusively, assuming a parallel shift of all the credit spread curves, and in respect of specific rating classes and economic sectors.

In addition to the foregoing, the sensitivity resulting from a deterioration of creditworthiness (i.e. a change of relative +50%) or an improvement (i.e. a change of relative -50%) is calculated; in this case the shape of the credit spread curves is also changed, since the change in bps of higher spreads will be greater than that of lower spreads.

In this regard, the most serious impact of the deterioration of the creditworthiness scenario (i.e. by relative +50%) observed in the last three months, according to which the hypothetical loss was €1,278 million (September 2008) to €1,907 million (December 2008), was largely due to the general widening of spreads owing to the worsening of the current financial crisis. Consequently, in absolute terms this scenario is characterized by a greater assumed widening of the credit spreads.

Part E) Risks and related risk management policies (Continued)

(€ million)

	Δ+1bp less than 6 months	Δ+1bp 6 months to 2 years	Δ+1bp 2 to 7 years	Δ+1bp over 7 years	+ 1bp Total	+10bps	+100bps	-50%	+50%
Total	**0.0**	**-1.9**	**-4.3**	**-2.3**	**-10.4**	**-102.5**	**-1.006.5**	**2.339.3**	**-1.907.3**
Rating									
AAA	-0.1	-0.6	-2.4	-1.9	-5.8	-58.1	-561.2	910.5	-767.7
AA	-0.1	-0.3	-1.5	-0.2	-2.5	-25.5	-247.4	280.7	-242.1
A	0.2	-0.5	0.0	-0.2	-1.2	-7.8	-66.2	634.7	-448.4
BBB	0.0	-0.4	-0.2	-0.2	-1.0	-10.8	-98.9	384.5	-323.7
BB	0.0	0.0	0.0	0.1	0.0	0.3	1.0	97.0	-54.0
B	0.0	0.0	-0.1	0.1	0.0	0.1	0.2	65.1	-41.8
CCC	0.0	0.0	0.0	0.0	0.0	-0.3	-3.1	3.1	-3.1
NR									
Sector									
Non Dev. Sovereigns and related	0.0	0.0	0.0	-0.4	-0.4			35.8	-34.8
ABS and MBS	0.0	-0.1	-1.1	-0.6	-2.6			895.7	-682.2
Jumbo and Pfandbriefe	-0.1	-0.5	-1.3	-1.1	-2.9			207.3	-195.5
Financial services	0.1	-0.8	-1.3	-0.4	-3.5			833.0	-658.2
All corporates	-0.1	-0.4	-0.6	0.1	-1.0			430.5	-297.6
- Automotive	*0.0*	*-0.2*	*0.1*	*0.0*	*-0.1*			*72.2*	*-50.8*
- Consumer Goods	*0.0*	*0.0*	*-0.3*	*0.1*	*-0.2*			*47.5*	*-29.8*
- Pharmaceuticals	*0.0*	*0.0*	*-0.1*	*0.0*	*-0.1*			*22.2*	*-14.1*
- Industries	*0.0*	*0.0*	*-0.1*	*0.1*	*-0.1*			*78.7*	*-53.4*
- Telecommunications	*0.0*	*0.0*	*0.0*	*-0.1*	*-0.1*			*53.2*	*-39.3*
- Utilities and Energy Sources	*0.0*	*-0.1*	*-0.2*	*0.0*	*-0.4*			*92.3*	*-66.0*
- Other Corporates	*0.0*	*-0.1*	*0.0*	*0.0*	*0.0*			*64.5*	*-44.3*
Developed Sovereigns					0.6	6.4			
Developed Sovereigns related					-6.4	-64.5			

Exchange-Rate Sensitivity

This simulation assesses the economic impact of the appreciation or depreciation by 1%, 5% and 10% of each currency against all the others. Exposure to the various currencies is indicated as the "Delta cash equivalent" in euros: this is the euro equivalent of the currency amount which would expose the bank to the same exchange-rate risk arising in its actual portfolio.

(€ million)

EXCHANGE RATES	Delta cash-equivalent	-10%	-5%	-1%	+1%	+5%	+10%
EUR		-87.3	-43.3	-8.7	8.7	43.1	87.5
USD	-250.0	25.8	13.6	2.6	-2.5	-10.8	-18.0
GBP	-633.6	63.7	31.5	6.3	-6.3	-31.7	-63.3
CHF	3.6	-0.7	-0.8	-0.1	0.0	-0.5	-1.1
JPY	30.9	4.9	0.3	-0.2	0.3	2.0	3.8

Share-Price and Commodity-Price Sensitivity

Share-price sensitivity is expressed in two ways:

- as a "Delta cash-equivalent", i.e. the euro equivalent of the quantity of the underlying that would expose the bank to the same risk arising from its actual portfolio;
- as the economic result of a rise or fall in spot prices of 1%, 5%, 10% and 20%.

The Delta cash-equivalent and the Delta 1% (i.e. the economic impact of a 1% rise in spot prices) are calculated both for each geographical region (assuming that all stock markets in the region are perfectly correlated) and on the total (assuming therefore that all stock markets are perfectly correlated). The sensitivity arising from changes of 5%, 10% and 20% is calculated solely on the total. In addition, sensitivity to commodity price changes is calculated according to the above criteria. Given its secondary importance as compared to other risk exposures, this is calculated as a single class.

(€ million)

	Delta cash-equivalent	-20%	-10%	-5%	-1%	+1%	+5%	+10%	+20%
Equities									
All markets	9.1	-12.6	0.2	1.5	0.5	0.1	-0.6	-0.5	-0.6
Europe	**-58.2**					**-0.6**			
US	-50.0					-0.5			
Japan	38.3					0.4			
United Kingdom	-11.5					-0.1			
Switzerland	-25.6					-0.3			
CEE	19.4					0.2			
Others	66.4					0.7			
Commodities									
All markets	7.8	-1.7	-0.8	-0.4	-0.1	0.1	0.4	0.7	1.4

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

Sensitivity to the volatility of interest rates, exchange rates and share prices

In addition to the sensitivity of financial instruments to changes in the underlying risk factor, we also calculate sensitivity to the volatility of interest rates, exchange rates and share prices, assuming a positive or negative change of 30% in volatility curves or matrixes.

With regard to the sensitivity to the volatility of interest rates, as with the scenarios of sensitivity to the widening of credit spreads, there was a marked increase in hypothetical losses in the last quarter. This increase was due both to greater volatility and an increase in exposure to option risk.

By contrast, the reduction in hypothetical losses in the scenarios of a 30% change in equities' volatility, as in the scenarios of sensitivity to share prices, was mainly due to a reduction in the exposure to stock markets, in conjunction with the introduction of new operating limits.

(€ million)

	-30%	+30%
Equities	**-48.8**	**-10.1**
Interest rates	**-33.6**	**66.4**
of which: EUR	-29.7	62.9
USD	-1.2	1.0
GBP	0.6	-0.7
CHF	0.3	-0.3
JPY	0.2	-0.2
Exchange rates	**-5.7**	**6.8**
of which: EUR_USD	0.8	-2.2
EUR_GBP	-0.4	0.3
EUR_JPY	1.1	-0.4
CHF_USD	0.6	-0.3
JPY_USD	-1.2	1.3
AUD_JPY	0.2	-0.3
GBP_JPY	-0.1	0.2
GBP_USD	0.9	-0.4

Stress tests

Stress tests complement the sensitivity analysis and VaR results in order to assess the potential risks in a different way. Stress test performs the evaluation of a portfolio under both simple scenarios (assuming change to single risk factors) and complex scenarios (assuming simultaneous changes in a number of risk factors).

Results for simple scenarios are reported to top management on a weekly basis, together with the most relevant sensitivities. They include shocks on:

- Interest rates: Parallel shifts and Steepening/Flattening of IR curves; Increase/Decrease in IR volatilities
- Credit Markets: Parallel shifts of Credit Spreads curves (both absolute changes and relative changes); sensitivity to Base Correlation, Issuer Correlation and Recovery Rates
- Fx Rates: Appreciation/Depreciation of each currency; Increase/Decrease in FX volatilities
- Equities: Increase/Decrease in Spot Prices; Increase/Decrease in Equity volatilities; sensitivity to Implied Correlation
- Commodities: Increase/Decrease in Spot Prices

As far as complex scenarios are concerned, so far, two different scenarios (Full US Recession and Financial Crisis) are applied to the whole MIB portfolio on a monthly basis and reported to top management.

"Full US Recession" Scenario

This scenario assumes a severe US recession affecting also the rest of the world by a "contagion effect". In terms of macro-economic variables this scenario assumes:

- A dramatic decrease in equity stocks prices and indices either on the US and non-US markets associated to an equity volatility increase;
- A dramatic US (different stress factors depending on the maturity) and non-US (different stress factors depending on the maturity and geographic area) interest rate decrease each also associated to an increase in interest rate volatility;
- A dramatic and comprehensive widening in *credit spreads* depending on rating and industry class.

"Financial Crisis" Scenario

The *Financial Crisis* scenario was introduced in the last quarter of 2008 and reflects the trend of Financial Markets in the third quarter 2008. To account for the low liquidity in the market, the time horizon for this scenario was extended to cover a period of one quarter instead of 2 to 6 weeks applied so far.

In terms of macro-economic variables, this scenario assumes:

- Stock markets plunging (fall) related to an increase in equity volatilities;
- A comprehensive decrease in interest rates (different stress factors depending on the maturity and on the geographical area), together with a distinct steepening of interest rates curves. In this scenario also an increase in interest rate volatility is assumed;
- A more dramatic and comprehensive widening of *credit spreads* with different stress factors depending on rating and industry class.

(€ million)

Scenery	Total
US Recession	-274.55
Financial Crisis	-1,188.22

2.8 Independent Price Verification Process

In this respect, further to the market turmoil following the sub-prime mortgages' meltdown and the subsequent uncertainties in the valuation of most of the Structured Credit Products, the Holding Company (HC) Group Market Risk function in a joint effort with Risk Control functions at the Legal Entity (LE level established to:

- centralize the Independent Price Verification (IPV) process for such products in the Risk Control function of HVB London branch which has been elected as the group's "competence centre" for the evaluation of complex structured credit products, i.e. ABS, CDO, CLO, CDO of ABS etc which represent the various sectors.
- harmonize the IPV methodology across the group defining a consistent approach based on the ranking of to each single position according to the availability and relative reliability of available price sources. As a consequence all such positions have been treated and valued uniformly at the group level including Bank of Austria Credit Anstalt 's (BACA) and UCI Ireland's
- define and develop a proper methodology to apply specific Fair Value Adjustments to such valuations. The chosen approach is essentially based on the above ranking of price sources and define specific stress tests for market valuations, the wider the less reliable is the ranking through their respective sensitivity to a one-notch downgrade
- the whole process has been shared and developed within the framework of the established cooperation model between all CRO (Chief Risk Office) functions either at the HC as well as at the LE level and the HC and LE CFO (Chief Financial Office) functions, responsible for the accounting treatment of such valuations and adjustments.

Part E) Risks and related risk management policies (Continued)

Section 3 - Liquidity risk

QUALITATIVE INFORMATION

General aspects, operational processes and methods for measuring liquidity risk

Definition and sources of liquidity risk
Liquidity risk is the likelihood that a bank will not be able to meet its anticipated and unforeseen cash payment and delivery obligations which could impair the bank's day-to-day operations or financial situation.

Within the UniCredit Group, the following definitions for liquidity risk components apply:
- **Liquidity mismatch risk:** the risk that there is a lack of conformity between amounts and/or the timing of incoming and outgoing cash flows;
- **Liquidity contingency risk:** the risk that unexpected future events may require a greater than expected amount of liquidity. This risk can be generated by events such as loans not being repaid, the need to finance new operations, difficulty in selling liquid assets or obtaining cash in times of crisis;
- **Market liquidity risk:** the risk that the bank may liquidate assets at a loss due to market conditions. This risk is managed by individuals responsible for the different trading portfolios, and thus, it is measured and monitored in accordance with market risk management criteria;
- **Operational liquidity risk:** the risk that a party will not meet payment obligations due to errors, breaches, failures or damage due to internal processes, people, systems or external events, while still remaining solvent;
- **Funding risk:** the risk of a potential increase in the cost of funding due to changes in an entity's rating (internal factor) and/or a widening of credit spreads (market factor);
- **Margin calls liquidity risk:** this refers to a situation in which the bank is contractually required to provide new collateral and/or margin payments to cover its financial instrument positions.

Fundamental principles of the liquidity risk management model and the unit responsible for LRM
The Group's objective is to fund its operations at the best rate conditions under normal operating circumstances and to remain in a position to meet payment obligations in the event of a liquidity crisis
The basic principles underlying the Group's internal liquidity management are as follows:
- centralisation of liquidity management functions;
- diversification of sources of funding based on geographic location, counterparties, currency and funding instruments;
- compliance with regulatory provisions in the various countries where the Group operates;
- issuance of financial instruments in order to meet prudential capital ratio targets.

The Group Liquidity Policy, which is determined by the Group Finance Department in conjunction with the Group Market Risk area, governs procedural and operational aspects of the Group's liquidity risk management, and is based on two principles:
- **Short-term liquidity management,** the purpose of which is to ensure that anticipated and unforeseen obligations to make cash payments are met by maintaining a sustainable balance between cash inflows and outflows. This management is an essential condition for the normal operating continuity of the banking business.
- **Management of structural liquidity,** the purpose of which is to maintain an appropriate balance between liabilities and medium- to long-term assets in order to avoid pressures on current and future short-term liquidity sources.

Group liquidity risk management functions are carried out by the Group Finance Department, which falls under the responsibility of the Group's Chief Financial Officer (CFO). The Group Market Risk Area, headed by the Group's Chief Risk Officer (CRO), is charged with setting operating limits.

In 2008 the Group's limit system was reviewed in relation to short-term liquidity in order to adjust it for the riskiest market conditions. At the same time, the Group set more precise short-term limits for major currencies, for mapping assets forming a part of the counterbalancing activity and for the related haircuts. There was also an explicit need to establish and maintain a liquidity buffer to cover liquidity risk in the form of the activation of committed lines issued, the unused amount of which must be monitored monthly using the standard report for controlling liquidity positions.

The holding company manages the Group's liquidity, ensuring that consolidated thresholds are met and setting out the relevant tactical and structural funding strategies. In the event of a liquidity crisis at any of the Group's banks or companies, Group HQ is also responsible for activating, managing and coordinating the Group's Liquidity Contingency Plan, the process of which was governed in 2008 by an amendment to the Group Liquidity Policy.

In performing these duties, Group HQ works with the Regional Liquidity Centres, i.e. - under the Liquidity Policy - the Liquidity Centre for Italy, Milan; Liquidity Centre for Germany, Munich; Liquidity Centre for Austria and CEE banks, Vienna; and Liquidity Centre for Poland, Warsaw. Regional Liquidity Centres are responsible at local level for all the banks and companies included in their consolidation scope and act as sub-holding companies by receiving and managing cash flows. In addition to ensuring compliance with local liquidity policies and minimum capital requirements imposed by national regulators, they are responsible for optimising funding activities in their markets and with their customers through functional specialisation.

Net cash flows from the Group's Regional Liquidity Centres are concentrated and managed at the Group HQ level, and the parent company establishes a centralised liquidity flow management system at its offices.

The centralised approach to liquidity risk management is aimed at:
- reducing overall borrowing requirements from non-Group counterparties;
- optimising access to liquidity markets by leveraging the Group's credit rating and minimising funding costs.

Methods and tools

Regional Liquidity Centres run daily cash flow reports to measure **short-term liquidity risk.** These reports are then assessed against available liquid asset reserves, consisting primarily of the most liquid securities available. In addition, several stress scenarios are simulated based on liquidity profiles, not least to verify whether established liquidity thresholds are adequate.

The Group's structural liquidity management is aimed at ensuring its financial equilibrium in terms of maturities with a time horizon greater than one year. The typical steps taken for this purpose are:
- Lengthening its liabilities maturity profile in order to reduce dependence on less stable sources of funding, while at the same time optimising the cost of funding (integrated management of strategic and tactical liquidity);
- Reconciling medium- to long-term wholesale funding requirements with the need to minimise cost by diversifying the sources of funding, national markets, currencies of issuance and the instruments used (in accordance with the Funding Plan).

The Group continues to be guided by the principle of a moderate transformation of maturities.

Liquidity Stress Tests

Liquidity stress testing is the technique used to evaluate the potential effects on an institution's financial condition of a specific event and/or movement in a set of financial variables. As a forward looking tool, liquidity stress testing diagnostic the institution's liquidity risk. The results of the liquidity stress tests are used to 1) assess the adequacy of liquidity limits; 2) planning and implementing alternative sourcing transactions; 3) structuring or modifying the liquidity profile of the Group's assets; 4) setting additional criteria with the objective of determining an appropriate structure and composition of the Group's assets; 5) providing support to the development and upgrade of the liquidity contingency plan.

In order to execute stress tests that are consistent across the Liquidity Centres, the Group has a centralized approach to stress testing, requiring each Regional Liquidity Centre to run the same scenario set under the coordination of the Group CRO through the activation of local procedures. Liquidity stress scenarios are related to either market or name related crisis.

Part E) Risks and related risk management policies (Continued)

The Group runs liquidity scenarios and sensitivity analyses, the latter assessing the impact on an institution's financial condition of a move in one particular risk factor, the source of the shock not being identified, whereas scenario tests tend to consider the impact of simultaneous moves in a number of risk factors, the stress event being well defined.

Furthermore, in order to effectively and quickly prevent and avoid a potential deterioration in the Group's position through the use of stress testing methods, control measures are now carried out more frequently, on a weekly basis, and an Action Plan has been implemented and launched to increase the Group's lending capacity.

Liquidity Contingency Plan

The objective of the Liquidity Contingency Plan (LCP) is to safeguard the Group's assets from losses or risks which may arise as a result of a liquidity crisis. In the event of the occurrence of an actual crisis, the LCP is aimed at ensuring effective intervention starting from the very outset of the crisis, through the clear identification of individuals, powers, responsibilities and potential actions with a view to increase significantly the probability of successfully overcoming the state of emergency.

As far as liquidity risk is concerned, during the year, in keeping with the Group Liquidity Policy, the Liquidity Contingency Plan was approved, aimed at defining the procedure, responsibilities and initiatives to be implemented in the event of a liquidity crisis, whether of a systemic or of a specific nature.

Risk monitoring and financial planning

The duty of monitoring the Group's liquidity risk position has been entrusted, on the basis of their role and functions, to the Treasury, Asset Liability Management and Market Risk Management Units of each Group entity and at Group HQ.

This takes place at the Group level and consists of the analysis, classification and management of cash flow gaps for all maturities and in the review of compliance with limits based on the methodologies and frequency appropriate for the level of analysis (daily for short-term liquidity and monthly for structural liquidity).

Short-term liquidity is monitored using a maturity ladder that shows cash flows with daily maturities from overnight to annual levels. Structural liquidity is monitored for all maturities by incorporating a dynamic projection of business growth in terms of customer loans and deposits in order to prevent any source of stress connected with short-term liquidity, and at the same time ensuring structural liquidity in keeping with the determination and implementation of the Group's Funding Plan.

The parent company's Asset Liability Management & Financial Planning unit prepares the Group's financial plan using a process consistent with budget objectives and limits imposed and regularly monitors and updates the structural liquidity profile, and implements the annual Funding Plan.

At the end of 2008, the Group continued to maintain surplus medium- to long-term structural liquidity.

The impact of the financial crisis on the Group's management of liquidity risk

The financial crisis in the markets has had significant implications on the Group's management of liquidity risk.

In fact, in addition to imposing more stringent limits for positions in Euro, the Group, given the increased convertibility risk brought out by the crisis, has also defined limits on major currencies (USD, CHF, YEN and GBP), in addition to reviewing availability and actual liquidity, both in terms of amount as well as of the time for disposal, of securities held defined as liquid, in addition to those eligible at the Central Bank, as a liquidity reserve to meet unexpected liquidity needs (drawing on irrevocable lines or withdrawals from current accounts).

The Group also monitors a "cash horizon" indicator over time, stating for how many days it would be able to not resort to the wholesale market (short- and/or medium-term) in case of an outage thereof. Starting in late September, for purposes of ensuring a cash horizon greater than 3 months, the Group implemented a plan for the creation of a liquidity reserve made up of cash or eligible securities at the Central Bank (ECB). This plan, completed in late December 2008, has enabled the Group to have enough liquidity available through securities eligible as collateral at the ECB to hedge all the deposits maturing on the money market and the medium- to long-term issues maturing over the course of 2009.

QUANTITATIVE INFORMATION

1. Time breakdown by contractual residual maturity of financial assets and liabilities

	AMOUNTS AS AT 12.31.2008									
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED MATURITY
Balance-sheet assets	**97,375,245**	**18,114,312**	**10,809,717**	**48,572,355**	**50,438,350**	**46,267,496**	**46,100,676**	**187,280,292**	**193,572,764**	**45,813,111**
A.1 Government securities	2,265	160,725	204,800	373,230	1,404,489	5,234,265	3,871,841	17,398,482	14,585,249	194,231
A.2 Debt securities	35,533	468,003	3,112,260	4,315,423	5,226,647	5,960,548	5,130,940	25,104,872	12,710,777	100,124
A.3 Other equity securities	2,747,038	1,182,508	469,323	356,510	636,439	473,046	2,631,597	8,937,528	10,178,596	824,326
A.4 Units in investment funds	945,083	28,461	-	1,932	2,998	270	-	-	67,907	3,352,539
A.5 Loans	93,645,326	16,274,615	7,023,334	43,525,260	43,167,777	34,599,367	34,466,298	135,839,410	156,030,235	41,341,891
- Banks	*7,600,002*	*5,739,196*	*2,589,547*	*17,695,043*	*11,529,865*	*5,387,978*	*3,886,003*	*5,894,688*	*2,320,825*	*17,775,046*
- Customers	*86,045,324*	*10,535,419*	*4,433,787*	*25,830,217*	*31,637,912*	*29,211,389*	*30,580,295*	*129,944,722*	*153,709,410*	*23,566,845*
Balance-sheet liabilities	**248,729,651**	**42,892,572**	**23,335,755**	**109,172,648**	**106,298,648**	**39,070,889**	**33,206,097**	**122,707,394**	**89,587,225**	**4,758,167**
B.1 Deposits	225,160,773	17,810,044	10,551,123	48,010,882	36,101,316	17,450,895	15,259,318	11,871,436	7,298,812	3,585,350
- Banks	*35,955,547*	*8,788,363*	*3,950,326*	*20,184,086*	*11,767,183*	*3,315,399*	*1,980,507*	*4,431,358*	*5,814,696*	*290,632*
- Customers	*189,205,226*	*9,021,681*	*6,600,797*	*27,826,796*	*24,334,133*	*14,135,496*	*13,278,811*	*7,440,078*	*1,484,116*	*3,294,718*
B.2 Debt securities in issue	1,746,241	2,082,379	4,454,281	10,089,987	18,208,633	9,179,623	13,371,201	89,799,181	62,915,469	358,769
B.3 Other liabilities	21,822,637	23,000,149	8,330,351	51,071,779	51,988,699	12,440,371	4,575,578	21,036,777	19,372,944	814,048
"Off balance sheet "transactions"										
C.1 Financial derivatives with exchange of principal										
- long positions	*435,868*	*14,556,657*	*5,609,442*	*12,119,356*	*18,184,189*	*6,980,839*	*7,536,407*	*7,943,152*	*3,626,357*	*721*
- short positions	*436,047*	*13,588,314*	*6,420,999*	*12,273,542*	*16,529,968*	*8,000,314*	*8,463,495*	*8,677,899*	*3,768,588*	*721*
C.2 Deposits and borrowings to be received										
- long positions	*1,487,404*	*2,444,513*	-	-	*2,000*	*2,156*	*2,029,412*	*6,184*	*97*	-
- short positions	-	*2,536,498*	*1,596*	*9,121*	*845,489*	*204,833*	*2,049,196*	*6,248*	*97*	-
C. 3 Irrevocable commitments to disburse funds										
- long positions	*9,434,555*	*2,446,132*	*79,576*	*1,492,601*	*7,577,475*	*7,471,494*	*9,533,912*	*46,536,119*	*10,242,684*	*5,280,604*
- short positions	*27,186,025*	*2,238,410*	*59,819*	*216,058*	*7,178,208*	*5,723,162*	*7,937,622*	*27,958,522*	*1,563,370*	*5,280,604*

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

1.1 Time breakdown by contractual residual maturity of financial assets and liabilities: euro

	AMOUNTS AS AT 12.31.2008									
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED MATURITY
Balance-sheet assets	**86,666,079**	**12,635,755**	**7,569,833**	**40,837,975**	**40,721,513**	**38,380,954**	**34,790,922**	**156,341,652**	**162,312,262**	**38,256,347**
A.1 Government securities	102	113,333	204,800	156,034	960,238	4,274,868	3,236,517	13,745,271	12,758,801	194,231
A.2 Debt securities	27,756	441,875	3,090,446	3,937,453	5,095,157	5,674,105	4,930,572	22,532,461	11,746,462	96.542
A.3 Other equity securities	2,526,184	1,182,226	469,117	304,868	633,441	331,037	2,497,308	8,792,717	10,067,277	823,746
A.4 Units in investment funds	748,591	28,461	-	-	500	270	-	-	-	3,312,388
A.5 Loans	83,363,446	10,869,860	3,805,470	36,439,620	34,032,177	28,100,674	24,126,525	111,271,203	127,739,722	33,829,440
- Banks	*1,843,623*	*2,476,940*	*1,180,149*	*15,599,453*	*9,909,570*	*4,816,569*	*3,669,668*	*5,211,613*	*2,121,401*	*12,993,714*
- Customers	*81,519,823*	*8,392,920*	*2,625,321*	*20,840,167*	*24,122,607*	*23,284,105*	*20,456,857*	*106,059,590*	*125,618,321*	*20,835,726*
Balance-sheet liabilities	**223,740,955**	**28,447,110**	**12,589,150**	**84,202,513**	**86,267,872**	**30,743,800**	**27,962,492**	**114,133,009**	**82,860,402**	**4,735,390**
B.1 Deposits	200,849,752	6,508,295	2,984,144	39,360,781	25,701,640	13,679,519	12,042,934	8,732,037	6,312,169	3,575,055
- Banks	*33,495,080*	*3,327,570*	*1,231,587*	*16,404,231*	*7,674,331*	*2,193,969*	*1,493,986*	*3,480,796*	*5,348,075*	*290,597*
- Customers	*167,354,672*	*3,180,725*	*1,752,557*	*22,956,550*	*18,027,309*	*11,485,550*	*10,548,948*	*5,251,241*	*964,094*	*3,284,458*
B.2 Debt securities in issue	1,731,087	706,469	2,243,132	2,726,326	12,235,442	6,405,243	11,511,141	85,126,311	57,327,622	358,769
B.3 Other liabilities	21,160,116	21,232,346	7,361,874	42,115,406	48,330,790	10,659,038	4,408,417	20,274,661	19,220,611	801,566
"Off balance sheet "transactions"										
C.1 Financial derivatives with exchange of principal										
- long positions	*431,556*	*5,925,367*	*1,896,918*	*3,707,883*	*7,129,820*	*1,912,169*	*2,248,840*	*2,231,224*	*1,365,526*	*171*
- short positions	*435,544*	*7,322,107*	*4,690,994*	*9,456,061*	*10,655,544*	*4,872,466*	*4,901,104*	*6,657,696*	*2,500,104*	*171*
C.2 Deposits and borrowings to be received										
- long positions	*552,107*	*1,591,370*	-	-	*2,000*	-	*2,000,000*	-	-	-
- short positions	-	*1,704,110*	*1,537*	*3,094*	*303,133*	*109,860*	*2,000,050*	-	-	-
C. 3 Irrevocable commitments to disburse funds										
- long positions	*8,298,918*	*2,334,137*	*65,285*	*1,152,432*	*7,057,457*	*5,719,801*	*8,150,340*	*42,037,110*	*9,162,653*	*4,765,449*
- short positions	*23,818,733*	*2,194,418*	*54,182*	*95,778*	*6,780,812*	*5,229,869*	*6,683,254*	*25,086,786*	*902,128*	*4,765,449*

1.2 Time breakdown by contractual residual maturity of financial assets and liabilities: dollar

ITEMS/MATURITIES	AMOUNTS AS AT 12.31.2008									
	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED MATURITY
Balance-sheet assets	**3,877,019**	**2,246,546**	**533,651**	**1,439,762**	**2,306,589**	**2,110,260**	**3,140,481**	**8,223,544**	**5,778,786**	**133,423**
A.1 Government securities	-	-	-	996	1,890	3,875	5,189	379,341	574,435	-
A.2 Debt securities	5,386	-	93	30,583	39,541	190,068	87,338	474,246	168,762	-
A.3 Other equity securities	220,740	264	42	51,599	168	104,742	123,118	54,493	110,898	580
A.4 Units in investment funds	88,819	-	-	-	2,488	-	-	-	48,977	2,876
A.5 Loans	3,562,074	2,246,282	533,516	1,356,584	2,262,502	1,811,575	2,924,836	7,315,464	4,875,714	129,967
- Banks	*1,983,643*	*1,317,752*	*221,395*	*295,570*	*325,538*	*172,166*	*117,112*	*260,221*	*166,139*	*244*
- Customers	*1,578,431*	*928,530*	*312,121*	*1,061,014*	*1,936,964*	*1,639,409*	*2,807,724*	*7,055,243*	*4,709,575*	*129,723*
Balance-sheet liabilities	**5,517,680**	**6,363,439**	**4,595,594**	**14,055,416**	**9,976,895**	**3,457,658**	**1,810,410**	**2,860,591**	**4,107,143**	**4,472**
B.1 Deposits	4,925,149	4,783,989	2,915,918	3,646,400	4,533,605	1,328,919	1,165,759	1,545,333	341,712	4,472
- Banks	*1,554,966*	*4,368,924*	*1,972,123*	*2,747,140*	*3,300,100*	*575,101*	*43,295*	*371,898*	*56,327*	*-*
- Customers	*3,370,183*	*415,065*	*943,795*	*899,260*	*1,233,505*	*753,818*	*1,122,464*	*1,173,435*	*285,385*	*4,472*
B.2 Debt securities in issue	1,435	846,542	1,089,324	6,685,277	3,957,306	1,263,055	561,774	1,055,003	3,697,317	-
B.3 Other liabilities	591,096	732,908	590,352	3,723,739	1,485,984	865,684	82,877	260,255	68,114	-
"Off balance sheet "transactions"										
C.1 Financial derivatives with exchange of principal										
- long positions	*1,669*	*4,838,424*	*1,425,483*	*5,928,705*	*6,664,265*	*2,111,692*	*2,632,655*	*2,965,770*	*1,005,946*	*-*
- short positions	*499*	*3,792,343*	*660,778*	*1,683,235*	*3,567,036*	*1,894,449*	*2,103,964*	*1,024,103*	*1,002,724*	*-*
C.2 Deposits and borrowings to be received										
- long positions	*119,045*	*541,710*	*-*	*-*	*-*	*2,156*	*-*	*6,184*	*97*	*-*
- short positions	*-*	*522,761*	*-*	*4,547*	*63,302*	*52,502*	*19,734*	*6,248*	*97*	*-*
C. 3 Irrevocable commitments to disburse funds										
- long positions	*151,176*	*4,150*	*10,977*	*101,780*	*129,626*	*281,082*	*356,650*	*2,176,143*	*689,699*	*267,038*
- short positions	*1,275,370*	*4,096*	*5*	*54*	*21,776*	*60,621*	*247,063*	*1,147,729*	*280,730*	*267,038*

Part E) Risks and related risk management policies (CONTINUED)

1.3 Time breakdown by contractual residual maturity of financial assets and liabilities: other currencies

	AMOUNTS AS AT 12.31.2008									
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED MATURITY
Balance-sheet assets	**6,832,147**	**3,232,011**	**2,706,233**	**6,294,618**	**7,410,248**	**5,776,282**	**8,169,273**	**22,715,096**	**25,481,716**	**2,642,442**
A.1 Government securities	2,163	47,392	-	216,200	442,361	955,522	630,135	3,273,870	1,252,013	-
A.2 Debt securities	2,391	26,128	21,721	347,387	91,949	96,375	113,030	2,098,165	795,553	3,582
A.3 Other equity securities	114	18	164	43	2,830	37,267	11,171	90,318	421	-
A.4 Units in investment funds	107,673	-	-	1,932	10	-	-	-	18,930	37,275
A.5 Loans	6,719,806	3,158,473	2,684,348	5,729,056	6,873,098	4,687,118	7,414,937	17,252,743	23,414,799	2,601,585
- Banks	*3,772,736*	*1,944,504*	*1,188,003*	*1,800,020*	*1,294,757*	*399,243*	*99,223*	*422,854*	*33,285*	*189*
- Customers	*2,947,070*	*1,213,969*	*1,496,345*	*3,929,036*	*5,578,341*	*4,287,875*	*7,315,714*	*16,829,889*	*23,381,514*	*2,601,396*
Balance-sheet liabilities	**19,471,016**	**8,082,023**	**6,151,011**	**10,914,719**	**10,053,881**	**4,869,431**	**3,433,195**	**5,713,794**	**2,619,680**	**18,305**
B.1 Deposits	19,385,872	6,517,760	4,651,061	5,003,701	5,866,071	2,442,457	2,050,625	1,594,066	644,931	5,823
- Banks	*905,501*	*1,091,869*	*746,616*	*1,032,715*	*792,752*	*546,329*	*443,226*	*578,664*	*410,294*	*35*
- Customers	*18,480,371*	*5,425,891*	*3,904,445*	*3,970,986*	*5,073,319*	*1,896,128*	*1,607,399*	*1,015,402*	*234,637*	*5,788*
B.2 Debt securities in issue	13,719	529,368	1,121,825	678,384	2,015,885	1,511,325	1,298,286	3,617,867	1,890,530	-
B.3 Other liabilities	71,425	1,034,895	378,125	5,232,634	2,171,925	915,649	84,284	501,861	84,219	12,482
"Off balance sheet "transactions"										
C.1 Financial derivatives with exchange of principal										
- long positions	*2,643*	*3,792,866*	*2,287,041*	*2,482,768*	*4,390,104*	*2,956,978*	*2,654,912*	*2,746,158*	*1,254,885*	*550*
- short positions	*4*	*2,473,864*	*1,069,227*	*1,134,246*	*2,307,388*	*1,233,399*	*1,458,427*	*996,100*	*265,760*	*550*
C.2 Deposits and borrowings to be received										
- long positions	*816,252*	*311,433*	-	-	-	-	*29,412*	-	-	-
- short positions	-	*309,627*	*59*	*1,480*	*479,054*	*42,471*	*29,412*	-	-	-
C. 3 Irrevocable commitments to disburse funds										
- long positions	*984,461*	*107,845*	*3,314*	*238,389*	*390,392*	*1,470,611*	*1,026,922*	*2,322,866*	*390,332*	*248,117*
- short positions	*2,091,922*	*39,896*	*5,632*	*120,226*	*375,620*	*432,672*	*1,007,305*	*1,724,007*	*380,512*	*248,117*

2. Distribution of financial liabilities by business sectors

	AMOUNTS AS AT 12.31.2008					
	GOVERNMENTS AND CENTRAL BANKS	OTHER GOVERNMENT ENTITIES	FINANCE COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
1. Deposits from customers	10,272,414	11,377,426	11,889,135	4,352,070	143,636,310	206,829,357
2. Debt securities in issue	14,656	948,337	3,027,117	14,170,478	24,591,751	49,642,400
3. Financial liabilities held for trading	4,822,148	1,870,658	19,297,433	917,533	3,373,370	18,164,857
4. Financial liabilities carried at fair value through profit or loss	-	-	-	-	-	32,790
Total 12/31/2008	**15,109,218**	**14,196,421**	**34,213,685**	**19,440,081**	**171,601,431**	**274,669,404**
Total 12/31/2007	**13,841,313**	**11,191,174**	**44,655,910**	**19,720,227**	**184,230,633**	**298,224,158**

3. Distribution of liabilities by geographic area

	AMOUNTS AS AT 12.31.2008				
	ITALY	OTHER EUROPEAN COUNTRIES	AMERICAS	ASIA	REST OF THE WORLD
1. Deposits from customers	148,738,181	218,725,321	4,678,342	4,045,376	12,169,492
2. Deposits from banks	33,754,094	117,677,019	6,877,281	6,967,645	12,343,006
3. Debt securities issue	79,193,284	102,818,392	13,113,308	215,529	1,237
4. Financial liabilities held for trading	22,401,722	132,291,706	8,643,161	1,825,823	172,766
5. Financial liabilities carried at fair value through profit or loss	33	1,646,612	-	12,499	-
Total 12/31/2008	**284,087,314**	**573,159,050**	**33,312,092**	**13,066,872**	**24,686,501**
Total 12/31/2007	**240,579,142**	**572,128,000**	**50,391,188**	**17,961,240**	**17,531,813**

Part E) Risks and related risk management policies (Continued)

Section 4 - Operational risk

QUALITATIVE INFORMATION

A. General aspects, operational processes and methods for measuring operational risk

Operational risk

Operational risk is the risk of loss due to errors, infringements, interruptions, damages caused by internal processes or personnel or systems or caused by external events. This definition includes legal and compliance risks, but excludes strategic and reputational risk.

For example, losses arising from the following can be defined as operational: internal or external fraud, employment practices and workplace safety, clients claims, products distribution, fines and penalties due to regulation breaches, damage to company's physical assets, business disruption and system failures, process management.

Group operational risk framework

UniCredit Group sets the operational risk management framework as a combination of policies and procedures for controlling, measuring and mitigating the operational risk of the Group and controlled entities.

The operational risk policies, applying to all Group entities, are common principles defining the roles of the company bodies, the operational risk management function as well as the relationship with other functions involved in operational risk monitoring and management.

The Parent company coordinates the Group entities according to the internal regulation and the Group operational risk control rulebook. Specific risk committees (Risk Committee, ALCO, Operational Risk Committee) are set up to monitor risk exposure, to define risk appetite and mitigating actions, to approve measurement and control methods.

The methodology for data classification and completeness, scenario analysis, risk indicators, reporting and capital at risk measurement is set by the Parent company Operational Risk Management function and applies to all Group entities. A pivot element of the risk control framework is the operational risk management application, allowing the collection of the data required for operational risk control and capital measurement.

In March 2008, the UniCredit Group received authorisation to use the AMA model for calculating operational risk capital. The use of this method will in time be rolled out to the main entities of the Group.

Organizational structure

Senior Management is responsible for approving all aspects relating to the Group operational risk framework and verifying the adequacy of the measurement and control system, and is regularly updated on changes to the risk profile and operational risk exposure, with support from the appropriate risk committees if required. The Parent company's committees and their functions are described below.

The **Risk Committee** advises on drawing up guidelines and management policies for the different types of risk, notably deciding on measurement and control methods and the relevant rulebooks.

The **Operational Risk Committee** - chaired by the Parent company's head of ORM is made up of permanent and guest members.

The permanent members are the functions of the Parent company: ORM and other functions involved in controlling and managing operational risk, including Compliance, Legal, Finance, Human Resources, Safety, Banking Services and Internal Audit. Other functions of the Parent company, representing the divisions and ORM functions of relevant entities, are called to sit on the Committee when required.

The mission of the Operational Risk Committee is to support the Risk Committee, with responsibility for:

- proposing interventions on risk noticed or reported by the operational risk functions of the entities that have experienced the operational events or believe there to be exposure to operational risk;

- recommending insurance strategies for the Group and relevant coverage, including renewals, limits, and exemptions, based on joint proposals from the operational risk control function and the other functions involved;
- providing reports on existing insurance claims and contracts within the Group;
- reviewing reports on operational risk;
- proposing control procedures and limits on operational risk;
- monitoring risk mitigation actions.

The ORM functions regularly update the Committee on the Group's operational risk exposure.

Parent company operational risk management unit, in the Strategic Risk management & Control department, establishes the calculation model for operational capital at risk and the guidelines for operational risk control activities, supporting and controlling the legal entities' ORM functions, in order to verify that Group standards are met in the implementation of control processes and methodologies.

The Operational Risk Management functions of the controlled entities provide specific operational risk training to staff, who can also use intranet training programs, and are responsible for the correct implementation of the Group framework elements. The Parent company's Operational Risk Management function prepares regular updates on regulatory and managerial aspects of operational risk, which are sent to the functions responsible for operational risk control and management.

In compliance with regulations, an internal validation process for the operational risk control and measurement system has been set up at the Parent company and the relevant Group entities. This process checks conformity with regulations and Group standards, and is the responsibility of the Operational Risk Management functions of the entities.

The ORM functions must provide a summary of the activity carried out and the functions involved in the operational risk control process, and assess whether they comply with regulations and Group standards. Where areas for improvement are identified, the proposed actions must be indicated, along with, where possible, the predicted timeframe for their implementation.

Each year, the ORM functions of the entities meeting the advanced (AMA) requirements and those of the Italian entities using the standard (TSA) method must compile the validation document and send it to the Parent company's ORM function (UniCredit ORM). The validation document, together with the opinion of UniCredit ORM and the Internal Audit report, are submitted to the entity's Board of Directors for approval.

UniCredit ORM is also responsible for drawing up the Group validation document and submitting it to the UniCredit Board of Directors for approval, together with Internal Audit report.

Reporting

A reporting system has been developed by Parent company to inform senior management and relevant bodies about the Group operational risk exposure and the risk mitigation actions.

In particular, quarterly updates are provided on operating losses, capital-at-risk estimates, relevant external events and the main initiatives undertaken to mitigate operational risk in the various business divisions. A summary of the most important risk indicators is drawn up each month.

The results of the main scenario analyses carried out at Group level and the relevant mitigation actions undertaken are also submitted to the attention of the Group's Operational Risk Committee.

Operational risk management

Operational risk management requires process reengineering to reduce the risk exposure, including outsourcing considerations, and the insurance policies management, defining proper deductibles and policies' limits.
Regularly tested business continuity plans will also assure operational risk management in case of interruption of main business services.

Part E) Risks and related risk management policies (Continued)

The Risk Committee (or other bodies in accordance to local regulations) reviews risks tracked by the Operational Risk functions of the Legal entities, with the support of functions involved in daily operational risk control, and monitors the risk mitigation initiatives.

Risk capital measurement and allocation mechanism

UniCredit developed a proprietary model for measuring the capital at risk. The system for measuring operational risk is based on internal loss data, external loss data (consortium and public data) scenario generated loss data and risk indicators.

Capital at risk is calculated per event type class. For each risk class, severity and frequency of loss data are separately estimated to obtain the annual loss distribution through simulation, considering also insurance coverage. The severity distribution is estimated on internal, external and scenario generated data, while the frequency distribution is determined using only the internal data. An adjustment for key operational risk indicators is applied to each risk class. Annual loss distributions of each risk class are aggregated through a copula based method. Capital at risk is calculated at confidence level of 99,9% on the overall loss distribution for regulatory purposes and at confidence level 99,97% for economic capital purposes.

By the allocation mechanism, the individual legal entities' capital requirements are identified, reflecting the Legal Entities' risk exposure and risk management effectiveness.

The AMA approach has been formally approved by the Supervisory Authority and is expected to be rolled out to all the relevant Group entities before the end of 2012. The entities not yet authorised to use the advanced methods contribute to the consolidated capital requirement on the basis of the standard or basic model.

B. Legal Risks

There are a number of lawsuits pending against UniCredit Group entities.
This litigation is of the kind that ordinarily occurs in the course of business and involves several entities. It has been duly analysed in order, when opportune or necessary, to make provisions in appropriate amounts according to the circumstances, in accordance with proper accounting principles. An adverse outcome of these suits might, however, have a negative effect on the UniCredit Group's economic and financial condition, though - as far as can be foreseen at the moment - not such as to significantly impact its solvency.

The following are cases pending at 31 December 2008, in which the Group is a defendant and the claim is equal to or exceeds €100 million. Tax, labour-law and debt recovery cases are not included.

Action initiated against UniCredit, its CEO and the CEO of HypoVereinsbank ("Hedge Fund Claim")

In July 2007 eight hedge funds, being minority shareholders of HypoVereinsbank (HVB) submitted a writ of summons to the Munich Court for damages allegedly suffered by HVB as a consequence of certain transactions regarding the transfer of equity investments or business lines from HVB, after its entry into the UniCredit Group, to UniCredit or other UniCredit Group companies (or vice versa). In addition, they argue that the cost of the reorganisation of HVB should be borne by UniCredit.

The defendants in the lawsuit are UniCredit, its CEO (Mr. Alessandro Profumo) and the CEO of HVB (Mr. Wolfgang Sprissler).

The plaintiffs are seeking: (i) damages in the amount of €17.35 billion payable to HVB; (ii) that the Munich Court order UniCredit to pay HVB's minority shareholders appropriate compensation in the form of a guaranteed regular dividend from November 19, 2005 onwards.

The defendants, while aware of the risk that any such suit inevitably entails, are of the opinion that the claims are groundless, bearing in mind that all the transactions referred to by the plaintiffs were effected on payment of consideration which was held to be fair inter alia on the basis of external independent opinions and valuations. For these reasons no provision has been made.

The defendants lodged their defence pleas with the Munich Court on February 25, 2008; the date of the first hearing has not yet been set by the Court.

Verbraucherzentrale (Vzfk Claim)

It is also noted that a minority shareholder of HVB, Verbraucherzentrale für Kapitalanleger (Vzfk),the former owner of a small equity investment in HVB, has brought an action against UniCredit, against its CEO Alessandro Profumo and against the CEO of HVB, Wolfgang Sprissler, jointly and severally. To be specific, the plaintiffs have asked the Munich Court:

- to order UniCredit, Mr. Profumo and Mr. Sprissler to pay €173.5 million (1% of the amount claimed pursuant to the referenced Hedge Fund Claims, see paragraph above);
- to order UniCredit to pay HVB's minority shareholders a regular dividend guaranteed in accordance with current German law;
- from a procedural standpoint, to combine this action with the action brought by the hedge funds.

The main argument is that UniCredit, Mr. Profumo and Mr. Sprissler were allegedly responsible for the fact that the business combination between UniCredit and HVB would not meet legal requirements, and in particular, would violate Article 291 of the German Stock Corporation Act. In fact, UniCredit was alleged to have carried out the business combination as a majority shareholder in pursuit of its own interests (acquisition of HVB's banking business in CEE countries at lower than market price) to the detriment of the interest of HVB's minority shareholders. Mr. Profumo and Mr. Sprissler allegedly contributed to the preparation and implementation of the aforementioned business combination plan.

Since it is believed that the claim is groundless, no provision has been made. Please see Subsequent Events in this section for further information on these proceedings.

Special Representative

On June 27, 2007 the Annual General Meeting of HypoVereinsbank (HVB) passed, inter alia, a resolution authorising a claim for damages to be made against UniCredit, its legal representatives, and the members of HVB's management board and supervisory board, citing alleged prejudice to HVB due to the sale by the latter of the Bank Austria Creditanstalt (BA) equity investment and the Business Combination Agreement (BCA) entered into with UniCredit during the business combination process. The lawyer Thomas Heidel was appointed as Special Representative with the duty of verifying if there are sufficient grounds to move forward with this claim. To this end the Special Representative was granted the authority to examine documents and obtain further information from the company.

Based on his investigations within HVB, in December 2007 the Special Representative called on UniCredit to return the BA shares it had acquired, to HVB.

In January 2008 UniCredit replied to the Special Representative stating that in its view such a request was completely unfounded for a number of reasons.

On February 20, 2008 Thomas Heidel in his capacity as Special Representative of HVB filed a petition against UniCredit S.p.A., its CEO, Alessandro Profumo, as well as against the HVB's CEO, Wolfgang Sprissler, and its Chief Financial Officer, Rolf Friedhofen, requiring the defendants to return the BA shares and to reimburse HVB for any additional losses in this matter or - if this application is not granted by the Court - to pay damages in the amount of at least €13.9 billion. The petition cites the Hedge Fund Claim described in the paragraph above entitled: *Action initiated against UniCredit, its CEO and the CEO of HypoVereinsbank ("Hedge Fund Claim"),* and it is supported by other arguments.

Attorney Thomas Heidel has filed and given notice of an amendment to his petition. In it he asks that UniCredit, its CEO and the CEO and CFO of HVB be ordered to return the additional amount of €2.92 billion in addition to damages that might ensue from the capital increase approved by HVB in April 2008 following the transfer of the banking business of the former UniCredit Banca Mobiliare (UBM) to HVB. In particular, the Special Representative asserts that the contribution was overvalued and that the rules on auditing were violated.

Since it is doubtful that the amendment of the Special Representative's petition is in line with the resolution passed by the HVB shareholders' meeting in June 2007, UniCredit considers the plaintiff's claims to be unfounded, partly in consideration of the fact that both the sale of

Notes to the Consolidated Accounts (Continued)

Part E) Risks and related risk management policies (Continued)

BA and the transfer of the operations of the former UBM in exchange for the capital increase in HVB occurred on the basis of independent assessments of well known auditing firms and investment banks, and thus, it has not made any provisions.

It should be noted that on November 10, 2008 an extraordinary shareholders' meeting of HVB was held, and it resolved to remove Attorney Thomas Heidel as Special Representative of HVB. This means that the Special Representative no longer has authority to prosecute the actions brought against UniCredit by his representatives and by the representatives of HVB. In particular, the removal prevents the Special Representative from continuing his petition for damages, which, moreover, will not disappear automatically but, rather, only if a decision in this regard is made by HVB's supervisory board (against Messrs. Sprissler and Friedhofen) and management board (against UniCredit and its CEO). HVB's decision-making bodies initiated a review of this complex matter to make the related decisions under their authority.

The removal of the Special Representative was contested by the very Mr. Heidel and by a minority shareholder (Templer Beteiligungs Gmbh). The judge in the case set a deadline for filing briefs in response, and set a hearing to discuss the matter on 2 April 2009. It is possible that the action for damages brought by the Special Representative will be suspended pending the judge's decision concerning the legality of the Special Representative's removal.

Cirio

- In April 2004 the Administrator of Cirio Finanziaria S.p.A. served notice on Mr. Sergio Cragnotti and various banks including Capitalia S.p.A. (recently absorbed by UniCredit) and Banca di Roma S.p.A., of a petition to obtain a judgment declaring the invalidity of an allegedly illegal agreement with Cirio S.p.A., whose purpose was the sale of the dairy company Eurolat to Dalmata S.r.l. (Parmalat Group). The administrator subsequently requested that Capitalia S.p.A. and Banca di Roma S.p.A. be jointly found liable to pay back a sum of approximately €168 million, and that all the defendants be found liable to pay damages of €474 million. The Administrator also requested, should the above fail, the revocation pursuant to Art. 2901 Italian Civil Code of the deeds of settlement made by Cirio S.p.A. and/or repayment by the banks of the sums paid over by Cirio under the agreement in question, on the grounds of undue profiteering. In May 2007 the case was retained for the judge's ruling. No preliminary investigation was conducted. In February 2008 an unexpected ruling of the Court ordered Capitalia S.p.A. (currently UniCredit S.p.A.) jointly and severally with Mr. Sergio Cragnotti to pay the sum of €223.3 million plus currency appreciation and interest to run from 1999. UniCredit S.p.A. has appealed requesting suspension of the execution of the judgment in the lower court. Please see Subsequent Events for the outcome of this petition.
- In April 2007 certain Cirio group companies in administration filed a petition against Capitalia S.p.A. (now UniCredit S.p.A.), Banca di Roma S.p.A., UniCredit Banca Mobiliare S.p.A. (now UniCredit S.p.A.) and other banks for damages arising from their role as arrangers of bond issues by Cirio group companies, which according to the plaintiffs were already insolvent at that time. Damages claimed jointly from all defendants have been quantified as follows:
  - for the increase of the losses entailed by the claimants' corporate failure: in a range of €421.6 million to €2.082 billion (depending on the criteria applied);
  - fees paid by some of the claimants to the lead managers for the placement of bonds: a total of €9.8 million;
  - the loss suffered by Cirio Finanziaria S.p.A. (formerly Cirio S.p.A.) due to the impossibility of recovering, by post-bankruptcy clawback, at least the amounts used by Cirio Finanziaria S.p.A. between 1999 and 2000 to cover the debts of some companies of the group: to be determined during the proceedings.

All of the above with the addition of interest and currency appreciation from the date owed to the date of payment.

The case, which was retained for the judge's ruling at the hearing of June 12, 2008, was rescheduled for trial for the filing of briefs due to the unconstitutionality of the portion of Article 8(2)(a) of Legislative Decree No. 5 of 2003 that does not specify, among circumstances precluding the immediate setting of a date for a hearing by the defendant, the circumstance that the defendant used defences that led to the plaintiff's demand of the right to respond.

UniCredit, having noted the opinion of its defence counsel, believes the action to be groundless, and is confident the judgement will be favourable. Accordingly, at present no provisions have been made.

International Industrial Participations Holding IIP N.V.

On October 30, 2007, International Industrial Participations Holding IIP N.V. (former Cragnotti & Partners Capital Investment N.V.) and Sergio Cragnotti brought a civil action against UniCredit S.p.A. (as successor to Capitalia) and Banca di Roma S.p.A. for compensation of no less than €135 million allegedly resulting (as actual damage and loss of profits):

- Primarily, from the breach of financial assistance undertakings previously executed in favour of Cragnotti & Partners Capital Investment N.V., Sergio Cragnotti, Cirio Finanziaria and the Cirio group, causing the insolvency of the group; and
- Secondarily, from an illegitimate refusal of the defendants to provide to Cirio Finanziaria S.p.A. and to the Cirio group the financial assistance deemed necessary to repay a bond expiring on November 6, 2002, in less than good faith and unfairly.

Following a recent reorganization of the UniCredit Group, without prejudice to the legitimation of UniCredit S.p.A. as defendant, the question in law , previously attributable to Banca di Roma S.p.A., was transferred to UniCredit Corporate Banking S.p.A..

The plaintiffs' claim in this action is totally groundless.

In particular, it was found that no financial undertaking was assumed with Mr. Cragnotti. Based on this and the fact that the proceeding is just beginning, no provisions have been made.

Acquisition of Cerruti Holding Company by Fin. Part S.p.A.

At the beginning of August 2008 the bankruptcy estate of Fin.Part S.p.A. (**"Fin.Part"**) brought a civil action against UniCredit S.p.A., UniCredit Banca S.p.A., UniCredit Corporate Banking S.p.A. and another bank not belonging to the UniCredit Group for contractual and tort liability.

Fin.Part makes claim against each of the defendant banks - jointly and severally or, as a subordinate alternative, against each to the extent applicable - for compensation of damages allegedly suffered by Fin.Part and by its creditors as a result of the acquisition of Cerruti Holding Company S.p.A. (**"Cerruti"**).

The action is meant to challenge the legality of the conduct displayed during the course of the years 2000 and 2001 by the defendant banks - in concert among them - directed toward the acquisition of the fashion sector of the "Cerruti 1881" group by means of a complex economic and financial transaction focused particularly on the issuance of a bond for €200 million issued by a Luxembourg vehicle (C Finance s.a.).

It is maintained that Fin.Part was not able to absorb the acquisition of Cerruti with its own funds and that the financial obligations connected with the payment of the bond brought about the bankruptcy of the company.

The bankruptcy estate therefore requests compensation of damages in an amount equal to €211 million, which represents the difference between the liabilities (€341 million) and the assets (€130 million) of the bankruptcy estate, or else such other amount as the court may establish. It is also requested that the defendants make restitution of all of the sums obtained as commissions, fees and interest in relation to the allegedly fraudulent activities.

On December 23, 2008 papers were filed that included the bankruptcy of C Finance s.a. in the case.

The trustee in bankruptcy asserts that the state of insolvency of C Finance, which was already in existence at the time of its establishment due to the issuance of the bond and the transfer of proceeds to Fin.Part in exchange for assets with no value, should be attributed to the banks involved in causing the financial difficulties since their executives contributed to devising and executing the transaction.

The banks are asked to provide compensation for damages equal to: a) the total of bankruptcy liabilities (€308.1 million); or b) amounts disbursed by C Finance to Fin.Part and Fin.Part International (€193 million); or c) the amount collected by UniCredit (€123.4 million).

In another area, the banks are being asked to return the amounts collected (€123.4 million in addition to €1.1 million in commissions) due to the alleged invalidity and illegality of the case, or for an illegal reason involving all the parties to the complex deal that the transaction in question

Part E) Risks and related risk management policies (Continued)

allegedly turned into. This transaction was aimed at paying the debts of Fin.Part to UniCredit through the illegal transfer of wealth from C Finance to UniCredit. In addition, the transaction was allegedly a means for evading Italian laws on the limits and procedures for issuing bonds.

The UniCredit Group's legal counsel is preparing the Group's defence and also assessing procedural aspects and the relationship between the accompanying petitions of the two bankruptcies including on the basis of the appeal pursuant to Article 101 of the Bankruptcy Law, filed by the C Finance Bankruptcy against the Fin.Part Bankruptcy.

However, as confirmed by the above counsel, the opposing claim appears to be unfounded as well as weak in terms of evidence. As a result, and also on the basis that the proceeding is just getting started, no provisions have been made at this time. Please see Subsequent Events for further information relating to these proceedings.

Seanox Oil P.T.
In 2004, Seanox Oil P.T., with its registered office in Jakarta, made a decision to liquidate (through Branch 26 in Milan of the former Banca di Roma) two certificates of deposit that were apparently issued by UBS for a total amount of USD 500 million (USD 300 million and USD 200 million).

The aforementioned company instituted proceedings against the former Banca di Roma, claiming that it had suffered unjust loss deriving from the alleged illicit delivery to UBS Zurich of one of the certificates, i.e. the one with a face value of USD 200 million, which, having been proved to be false, was withdrawn by the aforementioned UBS Zurich.

Accordingly, the plaintiff company requested compensation for damages quantified as the face value of the certificate of deposit withdrawn by UBS, or USD 200 million, i.e. around €158 million.

It should be noted that the second certificate with a face value of USD 300 million, not being dealt with by this action, was seized by the GDF [financial police] at the vault of the aforementioned Milan branch of the Banca di Roma.

The Bank duly appeared in court to dispute the reconstruction of events and to ask for the petitions filed to be wholly rejected as unfounded in law and in fact. Following a number of recent restructuring transactions in the UniCredit Group, the disputed right that was the reason for the case was transferred to UniCredit Banca S.p.A.

The case, pending at the Court of Rome, is due to be heard on May 14, 2009 for the taking of evidence.

To cover these risks, provisions have been made in an amount deemed to be in line with what the actual risk of litigation would now appear to be.

Valauret S.A.
In 2001 the plaintiffs (Valauret S.A. and Mr. Hughes de Lasteyrie du Saillant) bought shares in the French company Rhodia S.A. They allege that they suffered losses due to a fall in the price of Rhodia shares in 2002 and 2003 and argue that the loss of value was caused by earlier fraudulent activities committed by the members of Rhodia's managing board.

In 2004, the plaintiffs first filed a petition claiming damages from Rhodia board members and auditors, as well as from Aventis S.A. (the alleged majority shareholder of Rhodia S.A.). Later they extended their claims step by step to a total of 14 defendants, the latest being Bank Austria Creditanstalt AG ("BA," against which a petition was filed at the end of 2007) as successor of Creditanstalt AG ("CA"). The plaintiffs allege the latter was involved in the alleged fraudulent activities. Valauret S.A. seeks damages in the amount of €129.8 million plus costs.

The allegations as to an involvement of CA in the alleged fraudulent activities are completely unfounded. Since 2006, i.e. before the claims were extended to BA, there has been a stay of the civil proceedings due to the opening of criminal proceedings.

In December 2008, the Commercial Court of Paris also stayed proceedings against BA.

Treuhandanstalt

There is pending against Bank Austria Creditanstalt AG (BA) a suit relating to alleged claims of Treuhandanstalt, the German public body for new Länder reconstruction, the predecessor of the Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS"), against Bank Austria (Schweiz) AG, a former subsidiary of BA. Essentially it is asserted that the former subsidiary participated in the embezzlement of funds from companies in the former East Germany. BvS seeks damages in the amount of approximately €128 million plus interest. BA believes that the claims are groundless; for that reason no provisions have been made.

On June 25, 2008, the Zurich District Court rejected the request of BvS with the exception of the amount of about €320,000, which, in the opinion of the court, represents the amount of a transaction that was incorrectly charged by the former BA subsidiary. Overall, the judgement confirmed that the bank's actions were appropriate. BvS has filed an appeal.

GBS S.p.A.

At the beginning of February 2008, General Broker Service (GBS S.p.A.) started an arbitration proceeding against UniCredit S.p.A. whose ultimate aim is to obtain: (i) a declaration that the withdrawal from the insurance brokerage agreement notified by the Capitalia Group in July 2007 is illegitimate and ineffective; (ii) the re-establishment of a right of exclusivity originated by a 1991 agreement; (iii) a declaration of the violation of the abovementioned right of exclusivity for the period 2003-2007; (iv) compensation for the losses incurred in the amount of €121.7 million; and (v) a declaration that UniCredit shall not be allowed to participate in any public auctions through its subsidiaries if not in association with GBS S.p.A..

The 1991 agreement, which contained an exclusivity obligation, had been executed between GBS S.p.A. and Banca Popolare di Pescopagano e Brindisi. In 1992 this bank merged with Banca di Lucania and became Banca Mediterranea. In 2000 Banca Mediterranea was merged into Banca di Roma S.p.A. which later became Capitalia S.p.A. (now UniCredit S.p.A.).

The brokerage relationship with GBS S.p.A., having its roots in the 1991 contract, was then ruled by (i) an insurance brokerage service agreement signed in 2003 between GBS S.p.A., AON S.p.A. and Capitalia S.p.A., whose validity had been extended until May 2007 and (ii) a similar, newer agreement signed in May 2007 between GBS S.p.A., AON S.p.A. and Capitalia Solutions S.p.A., in its own name and as proxy of commercial banks and in the interest of the companies of the former Capitalia Group, holding company included.

In July 2007 Capitalia Solutions S.p.A., on behalf of the entire Capitalia Group, exercised its right of withdrawal from the above contract in accordance with the terms of the contract (in which it is expressly recognised that, in the event of a withdrawal, the entities/banks of the former Capitalia Group should not be obliged to pay to the broker any amount for whatever reason).

At the request of GBS, an expert witness report has been ordered that will be prepared at the beginning of 2009.

Seeing that we are still in the preliminary investigation phase of the arbitration proceeding and that we believe that the request raised by GBS S.p.A. is unfounded, no provisions have been made.

Hypo real Estate AG e Hypo Real Estate International AG contro HVB

Until 2001 HVB was the parent company of a group that was consolidated for tax purposes. Each year it paid the competent authority all taxes due from the entire group and then recovered the paid sums from the individual companies.

Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG, which belonged to this group, regarded the sum attributed to them as excessive and initiated legal proceedings at the District Court of Munich.

In a judgement of 29 April 2008, the court ordered HVB to repay €75.5 million plus interest and costs, giving a total of €105 million.

HVB, encouraged by the opinion of its external counsel, believes that the plaintiffs have no valid claim. It has therefore appealed against the first-instance judgement.

Part E) Risks and related risk management policies (Continued)

According to the lawyers assisting HVB in the case, the chances of success are better than 50%. In any event, to be conservative, provisions have been made in an amount deemed to be in line with what the actual risk of litigation would now appear to be.

FURTHER MAIN TOPICS

Voidance action challenging Bayerische Hypo- und Vereinsbank AG's transfer of Bank Austria Creditanstalt (BA) stake to UniCredit (Shareholders' Meeting resolution of October 25, 2006)
Numerous minority shareholders of HVB have filed petitions challenging the resolutions adopted by HVB's Extraordinary Shareholders' Meeting held on October 25, 2006 approving a Sale and Purchase Agreement transferring the shares held by HVB in BA and HVB Bank Ukraine to UniCredit, the shares held by HVB in International Moscow Bank and AS UniCredit Bank Riga to BA and the transfer of the Vilnius and Tallin branches to AS UniCredit Bank Riga, asking the court to declare these resolutions null and void. In the course of this proceeding some shareholders asked the Court to state that the BCA entered into between HVB and UniCredit should be regarded as a de facto domination agreement.

The shareholders filed their lawsuits contesting alleged deficiencies of the formalities relating to the convocation and conduct of the Extraordinary Shareholders' meeting of October 25, 2006, and that the sales price for the shares was allegedly inadequate.

In the judgement of January 31, 2008, the Regional Court (Landesgericht) of Munich declared the resolutions passed at the extraordinary shareholders' meeting held on October 25, 2006 to be null and void for formal reasons. The Court expressed no opinion on the problem of the alleged inadequacy of the purchase price, but expressed the opinion that the Business Combination Agreement ("BCA") entered into by UniCredit and HVB in June 2005 should have been submitted to the shareholders' meeting of HVB since it would represent a "concealed" domination agreement.

HVB filed an appeal against this judgement since it believed that the provisions of the BCA would not actually be material with respect to the purchase and sale agreements submitted to the extraordinary shareholders' meeting on October 25, 2006, and that the matter concerning valuation parameters would not have affected the purchase and sale agreements submitted for the approval of the shareholders' meeting. HVB also believes that the BCA is not a "concealed" domination contract due in part to the fact that it specifically prevents entering into a domination agreement for five years following the purchase offer.

In essence, the HVB shareholder resolution could only become null and void when the court's decision becomes final. In light of the duration of the appeal phase, which is currently under way, as well as the ability to further challenge the second-level judgement at the German Federal Court of Justice, we estimate that it will take about three to four years for this decision to become final.

Moreover, it should be noted that in using a legal tool recognised under German law, and pending the aforementioned proceedings, HVB asked the shareholders' meeting held on July 29 and 30, 2008 to reconfirm the resolutions that were passed by the extraordinary shareholders' meeting of October 25 2006 (so-called Confirmatory Resolutions) and contested. The shareholders' meeting approved these resolutions, which, however, were in turn challenged by several shareholders in August 2008. The Court of Munich gave HVB until March 31, 2009 to prepare its defence in relation to this new proceeding, and scheduled a hearing in that court on June 25 2009. In light of the latter challenges, HVB again resorted to the so-called Confirmatory Resolution, this time with regard to both the resolutions passed in 2006 and the resolution passed in 2008. The company's shareholders' meeting approved this confirmatory resolution on February 5 2009.

In light of the succession of the above events, the appeal proceedings initiated by HVB against the judgement of 31 January 2008 were stayed until a final judgement is issued in relation to the confirmatory resolutions passed by the shareholders' meeting of HVB of July 29 and 30 2008.

Voidance actions challenging Bayerische Hypo- und Vereinsbank AG's (HVB's) squeeze-out resolution (Shareholders' Meeting resolution of 27 June 2007)

The Annual General Meeting of HVB held on June 27 2007 passed, inter alia, a resolution approving the transfer to UniCredit of the shares of the minority shareholders in exchange for a cash settlement of €38.26 per share (a so-called "squeeze-out").

More than 100 shareholders filed suits challenging this resolution asking the Court to declare it null and void.

In its judgement of August 27 2008, the Regional Court of Munich rejected the action. Various minority shareholders have filed an appeal with the High Regional Court.

In the meantime, HVB, which believes that such lawsuits are clearly unfounded, filed an unblocking motion in December 2007 asking the Court to grant clearance for the transfer resolution to be entered in the Commercial Register, notwithstanding the pending claims of minority shareholders challenging this resolution.

The Munich Court accepted HVB's request on the grounds that the procedural deficiencies of the resolution in question claimed by the claimants were unfounded. The minority shareholders challenged the judgement in the Higher Regional Court, which, in its judgement of September 3 2008, rejected the appeal (the so-called Unblocking Motion of second instance). The judgement is final, and no resort can be made to higher levels of jurisdiction.

Accordingly, on September 15 2008, the Commercial Register of Munich recorded the squeeze-out, and UniCredit became the shareholder of the entire share capital of HVB.

The matter can only be considered to be resolved in a definitive manner, however, with the outcome of the action for nullification of the resolution of the shareholders' meeting referred to above that is currently being appealed. The decision may, in the final instance, be further challenged at the Court of Federal Justice. Due in part to the fact that the court of appeal has already issued a decision in favour of HVB in the form of an Unblocking Motion, HVB believes that the Court of Appeal will consider the action for nullification brought by HVB's minority shareholders to be unfounded.

Squeeze-out of minority shareholders of HVB (Appraisal Proceedings)

Currently about 300 former minority shareholders of HVB have filed a request to revise the price obtained in the squeeze-out (so-called "Appraisal Proceedings"). The number of shareholders may increase since the office of the clerk of the court has not completed the review of applications filed. The dispute mainly concerns profiles regarding the valuation of HVB.

With regard to the first group of requests from former shareholders, the court has set a deadline of March 2 2009 for HVB to file initial defence statements, while for the second group, the hearing has been scheduled on April 2 2009. It is likely that both dates will be postponed.

Squeeze-out of the minority shareholders of Bank Austria

After a settlement was reached on all legal challenges to the transaction in Austria, the resolution passed by the Bank Austria shareholders' meeting approving the squeeze-out of the ordinary shares held by minority shareholders (with the exception of the so-called "Golden Shareholders") was registered in the Vienna Commercial Register on 21 May 2008.

Accordingly, UniCredit became the owner of 99.995% of the Austrian bank's share capital with the resulting obligation to pay minority shareholders a total amount of about €1,045 million including the interest accrued on the squeeze-out price in accordance with local laws.

The minority shareholders received the payment for the squeeze-out and the corresponding interest.

Several shareholders who felt the price paid for the squeeze-out was not adequate have initiated proceedings at the Commercial Court of

Part E) Risks and related risk management policies (Continued)

Vienna in which they are asking the court to review the adequacy of the amount paid to them (Appraisal Proceedings). UniCredit immediately contested the competence of the Vienna court. In a judgement of 14 October 2008, the latter believed that it had the competence to review the case without going into the matter. UniCredit then contested the decision at the High Regional Court of Vienna. Upon the appeal of the parties, and if warranted by specific requirements, the case could be submitted, in the third and final instance, to the Austrian Supreme Court. Each of the judicial bodies could also stay all action and refer the assessment regarding which court actually has competence to the European Court of Justice.

Parmalat

On 1 August 2008 the UniCredit Group reached settlement agreements with Parmalat S.p.A. (beneficiary of the Parmalat composition) and with the Special Administrator of the companies in administration of the Parmalat and Parmatour Groups, of Parma Associazione Calcio and the other companies of the former Parmalat group that are still in administration. These settlement agreements cover all reciprocal relations and claims arising from Parmalat's financial difficulties related in any way to the UniCredit Group including the former Capital group, during the period before the Parmalat group's declaration of insolvency.

First and foremost, UniCredit intends to confirm the conviction that its actions in this matter were always appropriate, and in particular, the Group had no knowledge whatsoever of the state of insolvency of Parmalat and the other companies of the group. Thus, the decision to reach a settlement arrangement was motivated solely by cost considerations and the uncertainties of a long, complex dispute, and it did not, and does not, involve any acknowledgement, implied or otherwise, of any liability.

The agreement called for waiving all post-insolvency clawback petitions and claims for compensation that may be initiated by the aforementioned entities in exchange for a payment of €271.7 million by the UniCredit Group.

The Special Administrator waived the aforementioned post-insolvency clawback petitions and claims for reimbursement as well as any other post-insolvency clawback petitions and claims for reimbursement against the UniCredit Group for contributing to causing and/or aggravating the various financial difficulties, and it also waived or revoked the filing of civil charges.

The UniCredit Group also waived all appeals and loan claims that had been granted but not yet satisfied.

It should be noted that the most significant actions initiated by the Parmalat group against the UniCredit Group (as a result of the absorption of the Capitalia group), which were settled as a result of the above agreements, included the following:

- three post-insolvency clawback petitions in bankruptcy pursuant to Article 67 of Royal Decree 267/1942 (the so-called bankruptcy law) initiated in December 2004 by Parmalat S.p.A. in administration ("Parmalat") against: (i) Banca di Roma in a total amount of €521.1 million; (ii) Bipop Carire in a total amount of €105.5 million; (iii) UniCredit Banca d'Impresa in a total amount of €611.5 million;
- two claims for reimbursement initiated in 2005 by several companies of the Parmalat group against several banks of the UniCredit Group jointly with other brokers outside the UniCredit Group:
  - about €4.4 billion for alleged damages caused by its "participation as co-lead manager" in the issuance of bonds between 1997 and the first half of 2001; and
  - about €1,861.8 million for alleged damages caused by having promoted in 2001 and then participated in the renewal (in 2002 and 2003) of a debt issuance programme for the issuance of medium-term bonds in the Euromarket.
- another claim for reimbursement also initiated in 2005 by the administrator of Parmalat against Banca di Roma in the amount of (i) €4.299 billion for allegedly contributing to the financial difficulties of the Parmalat group, (ii) €8.5 million for the acquisition of the company Ciappazzi and (iii) €258 million or €103 million for the acquisition of Eurolat and for loans granted by Banca di Roma secured by the presentation of collection orders (RI.BA) issued in relation to receivables, all or a part of which did not exist.

Cirio and Parmalat criminal proceedings

Between the end of 2003 and the early months of 2004 criminal investigations of some former Capitalia Group (now UniCredit S.p.A.) employees and managers were conducted in relation to the insolvency of the Cirio Group. The trials originated by these investigations, connected to the declaration of insolvency of the Cirio Group, involved some other banking groups that, like the former Capitalia S.p.A., had extended loans to the Cirio Group.

The Administrator of Cirio and many bondholders joined the criminal judgement as civil claimants without specifying damages claimed.

In September 2007 these employees and managers were committed for trial. The first criminal hearing was fixed for 14 March 2008 before the Court of Rome. During the later hearing of May 14, 2008 numerous civil claims were lodged within the criminal proceeding and examined in the following hearings of 6 and June 11, 2008.

Additionally, at the beginning of May 2008 numerous Cirio bondholders and the Administrator of Cirio cited UniCredit S.p.A. as legally liable.

In August 2008 several Cirio bondholders cited UniCredit Banca di Roma S.p.A. as legally liable.

At the hearing of December 15 2008, UniCredit S.p.A., as the successor in all matters for UniCredit Banca di Roma S.p.A. following the corporate transactions of 1 November 2008, was held legally liable.

In 2003-2005 certain employees and managers of Capitalia S.p.A. (now UniCredit S.p.A.) were investigated in relation to the Parmalat Group bankruptcy. These investigations led to three criminal proceedings: "Ciappazzi", "Parmatour" and "Eurolat". With regard to the first two, in July 2007 the employees and managers involved were committed for trial. The first criminal hearing took place on March 14 2008 before the Court of Parma. The "Ciappazzi" and "Parmatour" proceedings are in the early stage of the proceedings, during which the civil claims and petitions of the legally liable party are being reviewed. In respect of the "Eurolat" proceeding, in April 2008 the manager involved was committed for trial. At the hearing held on June 18 2008, the Court of Parma declared that it was not territorially competent and transferred the trial papers to the Court of Rome, which was considered competent.

Capitalia S.p.A., now UniCredit S.p.A., and UniCredit Banca di Roma S.p.A. were cited by the Court as being legally liable in the "Ciappazzi" and "Parmatour" proceedings. Mediocredito Centrale S.p.A. and Banco di Sicilia S.p.A. of the former Capitalia Group are defendants only in the Ciappazzi lawsuit.

Parmalat Group companies in administration joined the criminal proceedings as civil claimants in all the above mentioned trials. Many bondholders are plaintiffs only in the Ciappazzi suit. All the civil claimants' lawyers reserved the right to quantify damages at the end of the first-instance trials. In the Eurolat proceeding the position of UniCredit S.p.A. as being legally liable and the civil claims of Parmalat group companies lapsed following transfer of the case to the Court of Rome.

Upon the conclusion of the referenced settlement between UniCredit and Parmalat on August 1st 2008 (see the "Parmalat" section), the latter waived or revoked the filing of all civil charges.

The staff members involved in the above trials are of the opinion that they carried on their business in a proper and legal manner.

On the basis of the views of outside counsel as well as ours, it is at present not possible to reliably estimate the contingent liability arising out of the three above cases, although there is a potential risk of legal liability for UniCredit due to the complexity of the imputations. This is also due to the fact that the "Ciappazzi" and "Parmatour" proceedings are at an early stage and that the Court of Parma has declared itself territorially incompetent to hear the "Eurolat" trial.

Divania Srl

In the first half of 2007 Divania Srl filed a suit against UniCredit Banca d'Impresa S.p.A., now UniCredit Corporate Banking S.p.A., in relation to interest-rate and currency derivatives created between January 2000 and May 2005 by Credito Italiano S.p.A. initially and subsequently by UniCredit Banca d'Impresa S.p.A., now UniCredit Corporate Banking S.p.A. under a total of 206 contracts. The writ, which requests that

Notes to the Consolidated Accounts (CONTINUED)

Part E) Risks and related risk management policies (CONTINUED)

the contracts be declared inexistent, or failing that, null and void or to be cancelled or terminated and that UniCredit Banca d'Impresa S.p.A., now UniCredit Corporate Banking S.p.A., be found liable to pay a total amount of approximately €276.6 million in addition to legal costs and interest (reserving the right to act on its own discretion to claim for the losses allegedly sustained), was served on March 26 2007 in the Court of Bari as per the new company procedure. An expert witness report was recently ordered, and the case hearing was deferred to November 25 2009. According to UniCredit Corporate Banking S.p.A. the claimed amount is absolutely disproportionate in respect of the actual litigation risk, since the amount claimed was determined by adding up all the debit entries made (in an amount that is much bigger than the effective one) without considering the credit entries which drastically reduce the claimant's demands. In addition, the writ of summons does not take into consideration the fact that a settlement (executed on June 8 2005) had been reached referring to the challenged transactions, by which Divania Srl declared that it would make no further claim for any reason with reference to the transactions now disputed. UniCredit Corporate Banking S.p.A. believes that the maximum amount at risk might be about €4 million, that is the sum that was debited to the plaintiff's account when the settlement was reached. For the above reasons a prudential provision of €2 million has been made.

Lehman

As is widely known, 2008 witnessed periods of considerable financial market instability involving all major markets, and especially those in the US.

Several companies in the Lehman Brothers group were put into receivership in the countries where they operated. Specifically, in the US, Lehman Brothers Holdings Inc., among others, was put into receivership, while in the Netherlands, Lehman Brothers Treasury Co. BV was put into receivership.

As a result of this, at the end of 2008 a certain number of complaints were received concerning transactions involving financial instruments issued by companies of the Lehman Group, or in any event related to such instruments. A careful review of these complaints is being conducted by the Group companies that received them. At the end of 2008, however, there was only a small number of pending suits.

SUBSEQUENT EVENTS

Madoff - Class action filed by Repex Ventures S.A.

Repex Ventures S.A. (the Plaintiff), a British Virgin Islands registered company operating in London, filed a Class Action Complaint with the New York South District Court against (inter alia) Bernard L. Madoff, Bernard Madoff Investment Securities LLC (BMIS), Bank Medici SA, Sonja Kohn, Herald Fund, Bank Austria, UniCredit S.p.A., Pioneer Alternative Investment Ltd. (Ireland), Primeo Select Funds and Ernst & Young LLP. This case represents an attempt to entangle UniCredit, Pioneer Alternative Investment and Bank Austria in class action litigation in the U.S.. In its complaint, Repex seeks to recover on behalf of a class of investors who became victims of the Madoff alleged fraud through investments in BMIS feeder funds.

Repex invested in a fund called Herald (LUX) U.S. Absolute Return Fund which in turn invested in BMIS. Though it invested only in Herald, Repex names several other funds as defendants, hoping to be designated class representative of all the investors in the named funds who became victims of the Madoff securities fraud. Repex alleges that each of these feeder funds was under the control or influence of Bank Medici. Although Repex is claiming compensation for its lost investments of $ 700,000 in one Madoff feeder fund, it is likely that other investors join the class action, implying a higher potential exposure to UCG.

The lawsuit, which for the time being has not been regularly served to any company belonging to our Group, is still in a very preliminary phase. Upon request of the Plaintiff, the original pre-trial conference set for January 27, 2009 was postponed to April 16, 2009.

We don't have any information in this very preliminary phase which would allow us to quantify a potential loss in a reliable manner given in particular the lack of jurisdiction relating to the entities being part to the UniCredit group.

Qui tam Complaint against Vanderbilt and other UniCredit entities

Frank Foy and his wife filed as Qui tam Plaintiffs a claim on behalf of the State of New Mexico (USA) in connection with the sale of Vanderbilt CDOs to the New Mexico Educational Retirement Board (ERB) and the State of New Mexico State Investment Council (SIC). Mr. Foy, who says he served also in the position as ERB Chief Investment Officer and says he retired in March 2008.

Mr. Foy seeks, on behalf of the State, a total in excess of USD 360 million in damages, plus penalties, under the New Mexico Fraud Against Taxpayers Act on the grounds that Vanderbilt and the other defendants mentioned below falsely obtained $ 90 million in investment funds from ERB and SIC by (1) knowingly misrepresenting the safety and nature of the investments in Vanderbilt collateralised debt obligations and related products and (2) making improper payments to Governor Richardson and other State officials to get the investment. Foy claims that the State entirely lost the initial investment of USD 90 million and he seeks additional USD 30 million more for lost earnings. Since alleged damages are automatically trebled under the New Mexico Fraud Against Taxpayers Act, the damages sought an amount in excess of USD 360 million.

Defendants include, inter alia, the following:

- Vanderbilt Capital Advisors (VCA), a wholly owned indirect Pioneer Investment Management USA Inc. (PIM US) subsidiary
- Vanderbilt Financial, LLC (VF), a special purpose vehicle in which PIM US holds an 8% interest
- Pioneer Investment Management USA Inc. (PIM US), a wholly owned subsidiary of PGAM
- Pioneer Global Asset Management S.p.A., an UniCredit wholly owned subsidiary
- UniCredit S.p.A.
- various Board members of VCA, VF and PIM US
- law firms, auditing firms, investment banks and State officials.

We don't have any information in this very preliminary phase which would allow us to quantify a potential loss in a reliable manner. However, for the time being, the claim has not been regularly served to any company belonging to our Group.

Cirio

By its order dated March 17,1008 the Court of Appeal of Rome recognized that prima facie the grounds for appeal presented by UniCredit S.p.A. were not without serious foundation and suspended the sentence issued against UniCredit and Sergio Cragnotti to pay €223.3 million together with monetary revaluation and interest since 1999 as ordered by the Courts of Rome in February 2008 in favor of the Administrators of Cirio.

Acquisition of Cerruti Holding Company by Fin.Part S.p.A.

In Juanuary 2009 the judge rejected the application for attachment against the defendant, which is not a part of our Group, in an articulate order that contained numerous favourable findings for our Group's position.

Verbraucherzentrale (Vzfk Claim)

In March 2009 the writ issued by Vzfk translated into Italian was notified to UniCredit S.p.A. and its CEO Alessandro Profumo. Mr Sprissler had already received the writ in German in August 2008.

QUANTITATIVE INFORMATION

Detailed below is the percentage composition, by type of event, of operational risk sources as defined by the New Basel Capital Accord and acknowledged by the New Regulations for the Prudential Supervision of Banks issued by the Bank of Italy in December 2006 (Circular No. 263).

The major categories are as follows:

- Internal fraud: losses owing to unauthorised activity, fraud, embezzlement or violation of laws, regulations or business directives that involve at least one internal member of the bank;

Notes to the Consolidated Accounts (CONTINUED)

Part E) Risks and related risk management policies (CONTINUED)

- External fraud: losses owing to fraud, embezzlement or violation of laws by subjects external to the bank;
- Employment practices and workplace safety: losses arising from actions in breach of employment, health and workplace safety laws or agreements, from personal injury compensation payments or from cases of discrimination or failure to apply equal treatment;
- Clients, products and professional practices: losses arising from non-fulfilment of professional obligations towards clients or from the nature or characteristics of the products or services provided;
- Damage from external events: losses arising from external events, including natural disasters, acts of terrorism and vandalism;
- Business disruption and system failures: losses owing to business disruption and system failures or interruptions;
- Process management, execution and delivery: losses owing to operational or process management shortfalls, as well as losses arising from transactions with commercial counterparties, sellers and suppliers.

The event type categories are: (%)


Execution
IT Systems
Material Damage
Customers
Employment Contracts
External Fraud
Internal Fraud
26
1
1
49
5
5
13

In 2008, the main source of operational risk were "Clients, products and professional practices", a category which includes losses arising from the non-fulfilment of professional obligations towards clients or from the nature or characteristics of the products or services provided, as well as any sanctions for violating tax regulations. The second largest contribution to losses came from errors in process management, execution and delivery due to operational or process management shortfalls. There were also, in decreasing amounts, losses owing to internal fraud, external fraud and employment practices. The residual risk categories were damage to physical assets from external events and IT problems.

Section 5 - Other risks

The main risk factors are those indicated above, but there are other risk profiles.

The Group has broadened the types of risk analysed in order to achieve a more accurate measurement of risk assumed. At the same time, methods are being established for combining risks to reach an overall measurement of risk by integrating individual risks through the calculation of internal capital.

To this end, the Group has identified risks inherent in the Group's asset and liability positions and its operations, singling out the following types of risk in addition to the credit, market, operational and liquidity risks already mentioned:
- Business risk: this derives from a reduction of margins not due to market, credit or operational risks, but to changes in the competitive environment and in customer behaviour. Specifically, it mainly concerns future changes in margins and the impact this has on the Group's value and capitalisation levels.
- Real estate risk: this risk is defined as the potential losses from negative fluctuations in the real estate portfolio owned by the Group. Real estate provided as collateral by customers is obviously not included.
- Financial investment risk: this represents the potential loss in value of non-speculative financial investments made in non-Group companies which are not included in the scope of consolidation. Trading book positions are not taken into consideration.
- Strategic risk: this arises from unexpected changes in the competitive environment, from the failure to recognise ongoing trends in the banking sector or from making incorrect conclusions regarding these trends. The impacts of decisions that are detrimental to long-term objectives are also considered, and that may be difficult to reverse.
- Reputational risk: this is the current or future risk of a decline in profits or capital as a result of a negative perception of the bank's image by customers, counterparties, bank shareholders, investors or the regulator.

The second step in extending the risk profile consists of identifying the best analysis method. Certain categories are more suitable for quantitative analysis using statistical methods, while others require a more qualitative approach such as scenario analysis.

Quantitative measurement is carried out using:
- Estimates of operating capital and
- Stress Tests.

Economic capital is the capital the Group needs to support risks associated with its positions and operations and is calculated in relation to both individual and combined risk categories. Based on the approaches described, the Group has decided to measure business risks, real estate risks and financial investment risks using the economic capital since the amount of capital determined is used to cover potential losses. On the other hand, strategic risk is analysed using scenarios that also arrive at an estimate of potential losses in certain contexts, but is not included in the estimate of the combined risk profile since capital is ineffective in the area of strategic errors.

The multi-faceted nature of risk necessitates Stress Test analyses in addition to the measurement of operating capital. This is done not only to estimate losses in certain scenarios, but also to understand the impact of the factors causing these losses.

Stress Tests are performed for individual and combined risk categories by simulating combined changes in risk factors in order to support the estimate of combined operating capital.

Internal Capital Adequacy Assessment Process (ICAAP)

In accordance with the Basel II recommendations, measuring risk profile is a fundamental element of the capital adequacy process.
The Group's approach to capital adequacy consists of five phases:
- Risk identification, as described above
- Risk profile measurement

Part E) Risks and related risk management policies (Continued)

- Planning capital and definition of the risk appetite
- Monitoring and reporting
- Risk governance

Risk profile measurement is carried out using the internal capital, which is determined by aggregating the risks described above net of diversification benefits plus a cushion that takes into account significant elements for determining risk profile, such as the variability of the economic cycle and the risk model, with reference to the quality of data and the accuracy of the models.

The risk profile is defined using internal capital for large and medium-sized companies, while for small companies a synthetic approach is used to allow for an efficient measurement process.

The capital planning process involves allocating the capital to the divisions and entities in order to reach value creation objectives on the basis of risk propensity. The Group aims to generate an income greater than is necessary to remunerate risk (cost of capital at risk) and thus create value so as to maximise the return for its shareholders in terms of dividends and capital gains (total shareholder return).

Risk propensity can be defined as the long- and short-term variability in results that Senior Management is willing to accept in support of a particular strategy.

The framework adopted by UniCredit comprises four areas:
- Capital adequacy;
- Profitability and growth;
- Liquidity;
- Reputation.

Capital adequacy is the balance between capital and assumed risk, with a view to both the first and second pillars, where it is measured respectively by the Core Tier 1 Ratio and the Risk Taking Capacity. The latter is the ratio between the available capital (Available Financial Resources, AFR) and the internal capital.

The AFR can be used to protect the bank from insolvency. These resources must be committed and defined on a contractual basis, so that they can be relied upon in times of crisis. Since losses impact on the AFR, these can also be defined as the amount of losses that can be absorbed by the bank before it becomes insolvent.

The internal economic capital measurements and the resulting Risk Taking Capacity are illustrated in the following table.

CAPITAL ADEQUACY	DECEMBER 2008 (€ BILLION)
Internal capital	49,68
Available Financial Resources (AFR)	67,02
Risk Taking Capacity	135%

The principal performance measurements are, therefore, the right ones for risk, such as EVA and RARORAC, in particular.
To improve the efficiency of the decision-making process, the monitoring translates into a regular report to the Top Management both at the individual Entity, as well as at the Group level.

In addition, the Parent Bank is required to submit an accounting report on a consolidated basis in accordance with Bank of Italy guidelines, at the same time providing a chart on the principal Entities.

The governance at the basis of the capital adequacy process is divided into two dimensions:

- within each Entity, including the Parent Bank;
- in the relations between the Parent Bank (with guidance, support and oversight functions), the Divisions, the Sub-Holdings and the Entities.

The capital adequacy process is of fundamental importance within the Group and therefore requires an adequate risk governance system ensuring the involvement of Top Management and appropriate assignment of ICAAP activities to the organisational functions.

In fact, the ultimate responsibility lies with the Board of Directors, since the capital adequacy process requires the determination of the propensity for risk and the definition of a direction for the proper allocation of the available capital resources.

The Top Management identifies the relevant bodies/structures that will participate in the process and adopts decisions regarding reporting activities to the competent decision-making body (for example, the Risk Committee).

Notes to the Consolidated Accounts

Part F) Information on shareholders' equity

Notes to the Consolidated Accounts

Part F) Information on shareholders' equity

Section 1 - Consolidated shareholders' equity

A. QUALITATIVE INFORMATION

The UniCredit Group has made a priority of capital management and allocation (for both regulatory and economic capital) on the basis of the risk assumed in order to expand the Group's operations and create value. These activities are part of the Group planning and monitoring process and comprise:

- planning and budgeting processes:
  - proposals as to risk propensity and capitalisation objectives;
  - analysis of risk associated with value drivers and allocation of capital to business areas and units;
  - assignment of risk-adjusted performance objectives;
  - analysis of the impact on the Group's value and the creation of value for shareholders;
  - preparation and proposal of the financial plan and dividend policy;
- monitoring processes
  - analysis of performance achieved at Group and business unit level and preparation of management reports for internal and external use;
  - analysis and monitoring of limits;
  - analysis and performance monitoring of the capital ratios of the Group and individual companies.

The Group has set itself the goal of generating income in excess of that necessary to remunerate risk (cost of equity), and thus of creating value, so as to maximise the return for its shareholders in terms of dividends and capital gains (total shareholder return). This is achieved by allocating capital to various business areas and business units on the basis of specific risk profiles and by adopting a methodology based on risk-adjusted performance measurement (RAPM), which will provide, in support of planning and monitoring processes, a number of indicators that will combine and summarise the operating, financial and risk variables to be considered.

Capital and its allocation are therefore extremely important for strategy, since capital is the object of the return expected by investors on their investment in the Group, and also because it is a resource on which there are external limitations imposed by regulatory provisions.

The definitions of capital used in the allocation process are as follows:

- Risk or employed capital: This is the equity component provided by shareholders (employed capital) for which a return that is greater than or equal to expectations (cost of equity) must be provided;
- Capital at risk: This is the portion of capital and reserves that is used (the budgeted amount or allocated capital) or was used to cover (at period-end - absorbed capital) risks assumed to pursue the objective of creating value.

Capital at risk is dependant on the propensity for risk and is based on the target capitalisation level which is also determined in accordance with the Group's credit rating.

If capital at risk is measured using risk management methods, it is defined as economic capital, if it is measured using regulatory provisions, it is defined as regulatory capital. In detail:

- Economic capital is the portion of equity that is actually at risk, which is measured using probability models over a specific confidence interval.
- Regulatory capital is the component of total capital represented by the portion of shareholders' equity put at risk (Core Equity or Core Tier 1) that is measured using regulatory provisions.

Economic capital and regulatory capital differ in terms of their definition and the categories of risk covered. The former is based on the actual measurement of exposure assumed, while the latter is based on schedules specified in regulatory provisions.

The relationship between the two different definitions of capital at risk can be obtained by relating the two measures to the Group's target credit rating (AA- by S&P) which corresponds to a probability of default of 0.03%. Thus, economic capital is set at a level that will cover adverse events with a probability of 99.97% (confidence interval), while regulatory capital is quantified on the basis of a Core Tier 1 target ratio in line with that of major international banking groups with at least the same target rating.

Thus, during the application process the "double track" approach is used which assumes that allocated capital is the greater of economic capital and regulatory capital (Core Tier 1) at both the consolidated and business area or business unit levels.

If economic capital is higher, this approach makes it possible to allocate the actual capital at risk that regulators have not yet been able to incorporate, and if regulatory capital is higher, it is possible to allocate capital in keeping with regulatory provisions.

The starting point for the capital allocation process is consolidated capital attributable to the Group.

The purpose of the capital management function performed by the Capital Allocation unit of Planning, Finance and Administration is to define the target level of capitalisation for the Group and its companies in line with regulatory restrictions and the propensity for risk.

Capital is managed dynamically: the Capital Allocation unit prepares the financial plan, monitors capital ratios for regulatory purposes on a monthly basis and anticipates the appropriate steps required to achieve its goals.

On the one hand, monitoring is carried out in relation to both shareholders' equity and the composition of capital for regulatory purposes (Core Tier 1, Tier 1, Lower and Upper Tier 2 and Tier 3 Capital), and on the other hand, in relation to the planning and performance of risk-weighted assets (RWA).

The dynamic management approach aims to identify the investment and capital-raising instruments and hybrid capital instruments that are most suitable for achieving the Group's goals. If there is a capital shortfall, the gaps to be filled and capital generation measures are indicated, and their cost and efficiency are measured using RAPM. In this context, value analysis is enhanced by the joint role played by the Capital Allocation unit in the areas of regulatory, accounting, financial, tax-related, risk management and other aspects and the changing regulations affecting these aspects so that an assessment and all necessary instructions can be given to other Group HQ areas or the companies asked to perform these tasks.

B. QUANTITATIVE INFORMATION

See Section 15 - Shareholders' Equity Group - Items 140, 170, 180, 190, 200 and 220.

Notes to the Consolidated Accounts (CONTINUED)

Part F) Consolidated shareholders' equity (CONTINUED)

Section 2 - Shareholders' equity and banking regulatory ratios

2.1 Regulatory framework

Tthe prudential scope of consolidation defined by regulatory rules (Bank of Italy regulations n. 263 - December 27, 2006 and n. 155 - December 18, 1991) includes subsidiaries with the following characteristics:

- Banks, financial companies and ancillary banking services companies directly or indirectly controlled to which the line-by-line consolidation method is applied;
- Banks, financial companies and ancillary banking services companies directly or indirectly participated for a share equal or more than the 20% when they are jointly controlled with other entities, to these subsidiaries has to be applied the proportional consolidation method;
- The following entities are consolidated with equity method:
  - banks or financial companies directly or indirectly participated for a share equal or more than the 20% or anyway subjected to significant influence;
  - to companies, different from banks, financial companies and ancillary banking services companies directly or indirectly controlled exclusively or jointly or subjected to significant influence.

Further prudential treatments provided by the regulation are: the deduction of the value of the subsidiary from the capital and the sum of the subsidiary value to the Risk Weighted Assets.

The prudential scope of consolidation is different from the scope of the Financial Statement, defined by IAS/IFRS rules.

2.2 Capital for regulatory purposes

A. QUALITATIVE INFORMATION

1. Tier 1

The following instruments are included in tier 1:

INTEREST RATE	MATURITY DATE	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (MILLION)		AMOUNT INCLUDED IN REGULATORY CAPITAL (EUR/000)	STEP-UP CLAUSE	OPTION TO SUSPEND INTEREST PAYMENT	ISSUED THROUGH A SPV SUBSIDIARY
8.05%	perpetual	Oct-10	EUR	540	540,000	yes	yes	yes
9.20%	perpetual	Oct-10	USD	450	323,346	yes	yes	yes
4.03%	perpetual	Oct-15	EUR	750	750,000	yes	yes	yes
5.40%	perpetual	Oct-15	GBP	300	314,960	yes	yes	yes
8.59%	31-Dec-50	Jun-18	GBP	350	367,454	yes	yes	yes
7.055%	perpetual	Mar-12	EUR	600	598,000	yes	no	yes
12m L + 1.25%	07-Jun-11	(°)	EUR	300	288,569	no	no	no
12m L + 1.25%	07-Jun-11	(°)	EUR	200	200,000	no	no	no
8.741%	30-Jun-31	Jun-29	USD	300	215,564	no	yes	yes
7.76%	13-Oct-36	Oct-34	GBP	100	104,987	no	yes	yes
9.00%	22-Oct-31	Oct-29	USD	200	143,709	no	yes	yes
3.50%	31-Dec-31	Dec-29	JPY	25.000	198,192	no	yes	yes
10y CMS (°°) +0.10%, cap 8,00 %	perpetual	Oct-11	EUR	245	249,060	no	no	no
10y CMS (°°) +0.15%, cap 8.00 %	perpetual	Mar-12	EUR	147	153,276	no	no	no
(°°°)	perpetual	Dec-11	EUR	10	10,770	no	no	yes
TOTAL					**4,457,887**			

(*) Prepayment option is not available.
(**) Constant Maturity Swap.
(***) Interest is linked to results of the company.

2. Tier 2

The following table shows upper tier 2 instruments, which account for more then 10% of the total issued amount:

INTEREST RATE	MATURITY DATE	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (MILLION)		AMOUNT INCLUDED IN REGULATORY CAPITAL (EUR/000)	STEP-UP CLAUSE	OPTION TO SUSPEND INTEREST PAYMENT
3.95%	1-feb-16	not applicable	EUR	900	895,067	not applicable	Yes (°)
5.00%	1-feb-16	not applicable	GBP	450	471,781	not applicable	Yes (°)
6.70%	5-jun-18	not applicable	EUR	1.000	974,587	not applicable	Yes (°)
6.10%	28-feb-12	not applicable	EUR	500	497,928	not applicable	Yes (°)

(*) -- if dividend is not paid, payment of intertest is suspended (deferral of interest).
-- if losses take share capital and reserves under the threshold set by Banca d'Italia to authorize banking business, face value and interest are proportionally reduced.

3. Tier 3

There are no values to be disclosed.

Notes to the Consolidated Accounts (Continued)

Part F) Consolidated shareholders' equity (Continued)

B. QUANTITATIVE INFORMATION

Regulatory capital breakdown

	12.31.2008
A. Tier 1 before prudential filters	
A.1 Tier 1 positive items:	
A.1.1 Capital	7,182,487
A.1.2 Share premium account	35,912,277
A.1.3 Reserves	11,049,934
A.1.4 Non-innovative capital instruments	1,564,127
A.1.5 Innovative capital instruments	2,893,760
A.1.6 Net income of the year/Interim profit	4,521,097
A.2 Tier 1 negative items:	
A.2.1 Treasury stocks	-6,325
A.2.2 Goodwill	-21,461,222
A.2.3 Other intangible assets	-4,347,573
A.2.4 Loss of the year/Interim loss	
A.2.5 Other negative items:	-520,455
* Value adjustments calculated on the supervisory trading book	
* Others	
B. Tier 1 prudential filters	
B.1 Positive IAS/IFRS prudential filters (+)	
B.2 Negative IAS/IFRS prudential filters (-)	-854,083
C. Tier 1 capital gross of items to be deducted (A+B)	35,934,024
D. Items to be deducted	-1,784,288
E. Total TIER 1 (C-D)	**34,149,736**
F. Tier 2 before prudential filters	
F.1 Tier 2 positive items:	
F.1.1 Valuation reserves of tangible assets	
F.1.2 Valuation reserves of available-for-sale securities	
F.1.3 Non-innovative capital instruments not eligible for inclusion in Tier 1 capital	
F.1.4 Innovative capital instruments not eligible for inclusion in Tier 1 capital	
F.1.5 Hybrid capital instruments	4,143,189
F.1.6 Tier 2 subordinated liabilities	17,967,012
F.1.7 Surplus of the overall value adjustments compared to the expected losses	
F.1.8 Net gains on participating interests	
F.1.9 Other positive items	277,545
F.2 Tier 2 negative items:	
F.2.1 Net capital losses on participating interests	
F.2.2 Loans	
F.2.3 Other negative items	-120
G. Tier 2 prudential filters	
G.1 Positive IAS/IFRS prudential filters (+)	
G.2 Negative IAS/IFRS prudential filters (-)	
H. Tier 2 capital gross of items to be deducted (F+G)	22,387,626
I. Items to be deducted	-1,784,288
L. Total TIER 2 (H-I)	**20,603,338**
M. Deductions from Tier 1 and Tier 2	-1,067,940
N. Capital for regulatory purposes (E+L-M)	**53,685,134**
O. Tier 3 Capital	1,155,605
P. Capital for regulatory purposes included Tier 3 (N+O)	**54,840,739**

Note: every item in Tier 1 capital and Tier 2 capital includes both group portion and minorities.
Because of new rules introduced by Basel II, there is no comparison with 2007 figures.

2.3 Capital adequacy

Capital adequacy

CATEGORIES/ITEMS	12.31.2008 NON WEIGHTED ITEMS	12.31.2008 WEIGHTED ITEMS/ REQUIREMENTS
A. Risk assets		
A.1 Credit and counterparty risk		
1. Standardized approach	632,100,917	269,519,162
2. IRB approaches		
2.1 Foundation	-	-
2.2 Advanced	518,250,458	170,499,950
3. Securitizations	74,187,689	10,294,419
B. Capital requirements		
B.1 Credit and counterparty risk		36,025,082
B.2 Market Risk		
1. Standardized approach		283,017
2. Internal models		1,335,477
3. Concentration risk		-
B.3 Operational risk		
1. Basic indicator approach (BIA)		269,280
2. Traditional standardized approach (TSA)		1,375,178
3. Advanced measurement approach (AMA)		1,714,534
B.4 Other capital requirements		-
B.5 Total capital requirements		41,002,568
C. Risk assets and capital ratios		
C.1 Weighted risk assets		512,532,105
C.2 Tier 1 capital/Weighted risk assets (Tier 1 capital ratio)		6,66
C.3 Capital for regulatory purposes (included Tier 3)/Weighted risk assets (Total capital ratio)		10,70

Because of new rules introduced by Basel II, there is no comparison with 2007 figures.

Part G) Business combinations

Notes to the Consolidated Accounts

Part G) Business combinations

Section 1 - Business combinations finalized during the year

1.1 Business combinations

CO. NAME	TRANSACTION DATE	TRANSACTION COST (€ MILLION)	NUMBER OF SHARES ISSUED	SWAP RATIO[1]	AGM VOTING RIGHTS ACQUIRED	NET GAIN/(LOSS) (€ MILLION)
JSC Ukrsotsbank	Jan, 23 2008	1,606	-	-	94.47%	46[1]
Total		**1,606**				

1. Net Profit for the year 2007.

Detail of Transaction Cost Components.

COST COMPONENTS	JSC UKRSOTSBANK
Cash given	1,605
Equity instruments issued	-
Costs directly attributable to the business combination	1
Transaction cost	1,606

1.2 Further Information on Business Combinations

Capitalia Group
In 2007 the acquisition of Capitalia S.p.A. by UniCredito S.p.A was finalized.

Initial recognition of Capitalia Group business combination in the 2007 consolidated financial statements was provisional, under IFRS 3. The limited time that elapsed from the acquisition date to the date of preparation of the 2007 annual report did not make it possible to complete all fair value valuations required by IFRS 3.

Since completion of the above mentioned valuations, the fair value of certain assets, liabilities and contingent liabilities recognized in 2007 consolidated accounts has been updated to take account of the improved knowledge gained so far. In compliance with IFRS3 fair values were updated as from the acquisition date and therefore all changes were made on the basis of Capitalia's balance sheet as at 1 October 2007. As stated in Par A) of these notes, balances indicated in 2007 accounts have been recalculated to take account of the new values. Additionally, goodwill was determined provisionally in 2007 consolidated accounts, while final data are included in these consolidated accounts.

The cost of acquisition has been allocated as follows (provisional vs. final figures):

€ million

	2007	
	PROVISIONAL FIGURES	FINAL FIGURES
Net assets acquired	8,400	8,400
Fair value adjustments	1,533	265
Fair value of Capitalia Group net assets	9,933	8,665
Goodwill	7,612	8,887
Acquisition cost	17,545	17,552

In particular, final net fair value adjustments amount to 265 million as compared to provisional 1,533 million. The main changes from provisional to final adjustments relate to:

- Completion fair value adjustments calculation for the loan portfolio.
- Recognition of contingent liabilities (under IFRS 3) relating to legal disputes of the Capitalia Group.

The fair value adjustment of the acquired Capitalia Group net assets concerned the following balance sheet items:

€ million

	2007	
	PROVISIONAL FIGURES	FINAL FIGURES
Intangible assets	2,496	2,496
- of which:		
Customer Relationship	*2,167*	*2,167*
Trademark	*329*	*329*
Loans to customers	329	-957
Land and buildings	-53	-59
Investments	-	-16
Other assets	29	3
Liabilities	-251	-492
Fiscal effects	-1,005	-698
Minorities	-12	-12
Total	**1,533**	**265**

Part G) Business combinations (Continued)

Finally, goodwill resulting from the completion of PPA activities has been allocated to the Cash Generating Units (CGUs, identified with the Group Divisions) as follows, based on synergies and expected results:

€ million

Retail	4,808
Corporate	2,768
Asset Management	497
Markets & Investment Banking	495
Private Banking	319
Goodwill	8,887

JSC Ukrsotsbank

In 2008 UCG's Bank Austria acquired 94.47% of JSC Ukrsotsbank ("USB") one of the largest Ukrainian banks in terms of deposits from and loan to customers. In May 2008 USB Shareholders' Meeting approved a capital injection of USD 150 million aimed to raise the bank's capital ratios and comply with local rules.

The net asset value of USB and the resulting goodwill, including acquisitions made during 2008, are the following:

€ million

Net assets acquired	360
Fair value adjustments	42
Fair value of USB net assets	402
Goodwill	1,204
Acquisition cost	1,606

Since the acquisition of USB was finalized at the beginning of 2008, the purchase price allocation could be completed by the end of 2008. Consequently, the above table shows the final allocation of the acquisition cost.

JFC ATF Bank

In November 2007 UCG's subsidiary Bank Austria acquired 92.88% of JFC ATF Bank ("ATF"), Kazakhstan, which has subsidiaries in Kyrgyzstan, Tajikistan and South Siberia. Initial recognition of the ATF Group business combination in 2007 consolidated financial statements was provisional. The limited time that elapsed from the acquisition date to the date of preparation of 2007 accounts did not make it possible to complete all fair value valuations under IFRS 3. In 2008 UCG's subsidiary Bank Austria increased its controlling interest in ATF Bank to 99.60%.

The net asset value as at the acquisition date of ATF Group and the resulting goodwill are the following (provisional vs. final figures):

€ million

	2007		ACQUISITIONS	
	PROVISIONAL FIGURES	FINAL FIGURES	2008	2008
Net assets acquired	386	386	36	422
Fair value adjustments	-	29	-	29
Fair value of ATF Group net assets	**386**	**415**	**36**	**451**
Goodwill	1,206	1,177	122	1,299
Acquisition cost	**1,592**	**1,592**	**158**	**1,750**

Aton

In 2007 UCG acquired a control interest in Aton, which is one of the biggest investment banks of the Russian market. Aton is part of the MIB segment and it operates in Equities, Capital Markets and Corporate Finance Advisory.

The limited time that elapsed from the acquisition date to the date of preparation of 2007 accounts did not make it possible to complete all the fair value valuations under IFRS 3. In 2008 the fair value valuation of net assets acquired and the allocation of the acquisition cost was completed. The net asset value as at acquisition date and the resulting goodwill are the following.

€ million

	2007	
	PROVISIONAL FIGURES	FINAL FIGURES
Net assets acquired	78	78
Fair value adjustments	-	21
Fair value of Aton International Ltd. net assets	**78**	**99**
Goodwill	238	217
Transaction cost	**316**	**316**

Part G) Business combinations (CONTINUED)

1.2.1 Year-on-Year Changes in Goodwill

Goodwill		(€ million)
	2007	2008
Opening balance	**9,908**	**19,115**
Gross value	11,087	20,438
Accumulated permanent reductions	-1,179	-1,323
Completion of Capitalia Group Purchase Price Allocation		1,275
Completion of ATON and ATF Group Purchase Price Allocation *of which exchange differences:*		-49
of which: FX effect		*1*
Goodwill arising out of acquisitions made in the year	9,429	2,176
Permanent reductions	-144	-750
Disposals	-85	-252
Net exchange differences	50	-744
Other change	-43	118
Closing balance	**19,115**	**20,889**
Gross value	20,438	22,962
Accumulated permanent reductions	-1,323	-2,073

The main changes in accumulated Goodwill in 2008 were due to:
- Acquisition of JSC Ukrsotsbank (+ 1,204 million);
- Squeeze-out of Bank Austria AG (+ 453 million);
- Squeeze-out of HVB AG (+ 375 million);
- Increase of the controlling interest in JFC ATF Bank (+122 million);
- Sale of branches in compliance with the order issued by AGCM (-152 million);
- Disposal of Bank BPH (- 83 millions);
- Spin-off of the "custodian bank" branch of the former Capitalia Asset Management (-17 million);
- Goodwill write-off relating to JFC ATF Bank (-417 million) and JSC Ukrsotsbank (-333 million).

In compliance with IFRS 3 and IAS 36, for the purpose of the impairment test, goodwill has been allocated to the following Group operating Divisions, which have been identified with cash generating units (CGU). The CGU represents the lowest monitoring level of goodwill within the Group. In respect of CGUs in Central and Eastern Europe (CCE), further controls were performed in each Country where the Group is present. The allocation methodology took into account synergies and expected results of the Divisions mentioned above.

(€ million)

	2007	2008
Retail	748	5,665
Corporate	1,650	4,610
Private Banking	200	569
Asset Management	1,166	1,744
Market & Investment Banking	1,318	2,141
Central Eastern Europe (CEE)	3,634	4,575
of which:		
JSC Ukrsotsbank (USB)		*484*
JFC ATF Bank (ATF)		*968*
Poland's Markets	1,312	1,538
Parent Co. And other subsidiaries	40	47
Provisional goodwill on 2007 acquisitions		
Capitalia Group	7,612	
ATF	1,212	
ATON	223	
Goodwill	**19,115**	**20,889**

The impairment test of goodwill is carried out on an annual basis as at the annual report date (31 December). In addition, as required by IAS 36, the impairment test for goodwill is re-performed whenever there is any indication that goodwill may be impaired.

The recoverable amount relating to each CGU is the value in use and is determined on the basis of future cash flows expected from each CGU to which the goodwill has been allocated. These cash flows were estimated on the basis of the 2008–10 Strategic Plan approved by the Board of Directors on June 25, 2008. The Strategic Plan was drawn up by the heads of the business Divisions and agreed with the Group's senior management up to final approval. Management also took into consideration the macro-economic and market climate, which had steadily worsened in 2008 (especially from the second half of September 2008). These plans were developed for all CGUs and countries of operation. Given the prevailing conditions in Ukraine and Kazakhstan, further assessments were made using outside experts.

The Board of Directors has been informed of the cash flows and the underlying assumptions, estimated by Management for the purposes of the impairment test.

The UniCredit Group's fair value calculation model is in three stages:

- 2009-10: For this period the three-year plan figures, adjusted for 2009 on the basis of the Board-approved Group budget are used. 2010 figures have been prudentially re-assessed by the Management in light of the 2009 Group budget to take into consideration the changed economic climate. For USB and ATF the initial period relates to period 2009-2013, with figures for 2009 taken from Budget, figures for 2010-2011resulting from Strategic Plans drawn up by management and figures for 2012-2013 estimated through elaborations made by the management using main performance indicators of USB and ATF;
- 2011–17: For this period cash flow projections were extrapolated starting with the Strategic Plan figures, adjusted where necessary as mentioned above and applying declining rates of growth up to Terminal Value.
- Terminal Value was determined using notional growth rates of 2%. For USB and ATF the calculation of Terminal Value was made starting from 2014, using a notional growth rate of 2%.

Assets used in the business (corporate assets) were allocated to their respective CGUs as applicable. The recoverability of unallocated assets was tested at Group level.

Part G) Business combinations (CONTINUED)

The main assumptions used by Management to calculate the CGUs' recoverable amounts were the following:

CGU	DISCOUNT RATE NET OF TAXES (KE)	NOTIONAL GROWTH RATE USED FOR THE CALCULATION OF TERMINAL VALUE
Retail	8.30%	2.00%
Corporate	8.60%	2.00%
Private Banking	8.20%	2.00%
Asset Management	9.18%	2.00%
Markets & Investment Banking	9.70%	2.00%
Central Eastern Europe (CEE)[1]	15.11%	2.00%
of which:		
JSC Ukrsotsbank (USB)	*25.94%*	*2.00%*
JFC ATF Bank (ATF)	*21.00%*	*2.00%*
Poland's Markets	11.16%	2.00%

1. The discount rate used for Central Eastern Europe CGUs was the weighted average of discount rates used for each country of the Division.

As shown in the above table, future cash flows were then discounted using a rate which estimates the cost of shareholders' equity (Ke) by incorporating various industry-related risk factors.
The Group's and the individual Divisions' cost of capital is the sum of the following:
- Free risk rate: The average over the last six years of the five-year euro swap rate. The six-year swap was adopted in line with the average economic cycle in the Eurozone.
- Risk premium for funding: The average over the last three years of the credit default swap paid by UniCredit. The three-year horizon was used in light of recent structural changes in risk products.
- Risk premium for own capital: This is calculated using the option base model and based on the volatility of the UniCredit share over the last three years. For the Divisions the last three years' average volatility of the shares of banks operating in the same sector was taken, also taking into account the benefits of differentiation. The latter is determined considering the variance-covariance matrix of prices of banking groups used for the calculation of risk premium.

The cost of capital, differentiated by country, is the sum of the following:
- Free risk rate: The average over the last six years of the five-year local currency swap rate. If no swap rate was available, the most liquid and representative interbank rate was taken.
- Country Risk premium: Average of last 3 years of Credit Default Swap paid by the Country (the shorter period was considered given the lack of a time series).
- Risk premium for own capital: It is calculated using the option base model and based on the volatility of the UniCredit share over the last three years.

The growth rate of Terminal Value for all Divisions and all CEE Countries was fixed at 2%. The notional GDP growth rate for the Eurozone from 1995 to the present was 4.5% (2.3% of actual growth and 2.2% of inflation). 2% notional, corresponding to 0% actual, was taken for prudential reasons.
Finally, further assumptions, with respect to the discount rate net of tax and the notional growth rate used for the calculation of Terminal Value, adopted for the CGUs were the following.
Retail: the assumptions relating to projection of Retail CGU cash flows reflect the current macro-economic context and development outlook of the main countries in which the Group's Retail Division operates especially Italy, Germany and Austria. We considered the sudden decline in economic activity in Western Europe and the negative effect of the reduction in interest rates, which will affect the interest margin.
Corporate: the forecast made for the Corporate Division, as for Retail Division, take into account the slowdown in economic activity. Falling interest rates and increasing credit risk were reflected in our expectation of cash flow from Corporate Division.
Private Banking: the assumptions made for the Private Banking Division take into account falling interest rates and customers' propensity for financial instruments with lower risk and reduced margins, which both contribute to reduce the profitability of private banking.

Asset Management: the assumptions made for Asset Management take into account customers' reduced risk appetite and the consequent reduction of margins.
Market & Investment Banking: forecasts made for the Division are influenced by the reduction of forecast trading portfolio volumes and by the consequent reduction in revenue. This has been partly offset by reducing staff cost.
Central Eastern Europe (CEE): the assumptions made take into account expectations of slower economic growth in the CEE in 2009, owing to the increase of credit risk. However, we expect a strong commercial positioning of the Group, which will boost CEE profits.
Poland's Markets: the forecast made for Poland's Market Division considers the changes in central eastern European economies, in particular regarding credit risk.

As noted above, this valuation is particularly complex due to the current macro-economic and financial market climate and the consequent difficulty of forecasting long-term profitability. Some sensitivity analyses were therefore conducted assuming changes to some of the parameters used as part of the impairment testing procedure used to check the recovery value of recognized goodwill. The main percentage changes in the basic assumptions adopted for the CGUs to equalize the recoverable amount of the CGU and its carrying value are shown below:

CGU	INCREASE IN B.P. OF DISCOUNT RATE NET OF TAX (KE)	DECREASE IN B.P. OF NOTIONAL GROWTH RATE FOR THE CALCULATION OF TERMINAL VALUE
Retail	3.60%	5.27%
Corporate	1.34%	1.96%
Private Banking[1]	n.s.	n.s.
Asset Management[1]	n.s.	n.s.
Markets & Investment Banking	0.88%	0.66%
Central Eastern Europe (CEE)	5.03%	5.54%
Poland's Markets	9.89%	18.84%

1. Considering the high profitability of Asset Management Division and Private Banking Division, the results of sensitivity analysis are not significant.

We should also stress that the parameters and information used to test goodwill impairment (in particular cash flows expected from CGUs as well as the discount rates used) are significantly influenced by the macro-economic and market context which, as in the last few months, could record rapid, currently unforeseeable changes. The effect that these changes could have on the CGUs' estimated cash flow and on the main assumptions used, could lead to very different results in future annual accounts as compared to these consolidated accounts.

For prudential reasons, the Group recognized goodwill impairment relating to its assets in Ukraine (USB) and Kazakhstan (ATF), for €333 million and €417 million respectively, after the rapid deterioration of risk profile of these two countries began in December 2008 and continued in January and February 2009. The economic crisis which has affected world markets induced Management to assume a more conservative outlook for the economic growth rate of these countries and the business plan timing of these banks; for this analysis Management used a leading consulting firm. The view is not to change the assessment of the growth potential of the Group's initiatives in these countries, not least given the positive results achieved in both countries in 2008.

Section 2 - Business Combinations Completed after December 31, 2008

No business combinations have been completed since December 31, 2008.

Notes to the Consolidated Accounts

Part H) Related-party transactions

Notes to the Consolidated Accounts
(Amounts in thousands of €)

Part H) Related-party transactions

UniCredit SpA's counterparties, with whom UniCredit Group companies have entered into related party transactions, as defined by IAS 24, include:
- direct and indirect subsidiaries;
- associates;
- Directors and top managers of UniCredit SpA ("key management personnel");
- close family members of key management personnel and companies controlled by, or associated with, key management personnel or their close family members;
- Group employee pension funds.

Details of Directors' and top managers' compensation are given below, together with related party transactions.

1. Details of Directors' and Top Managers' Compensation

Key management personnel as defined include Directors and managers with strategic responsibility in the areas of planning, directing and controlling the activities of UniCredit, directly or indirectly.
Key management personnel therefore include, as well as the Directors including the Managing Director/CEO, the Group Deputy General Managers and the other heads of Division or Department holding office in 2008.
Total compensation paid to Directors and top managers is given below, according to the type of compensation.

Compensation paod to key management personnel (including Board of Directors)

	2008	2007
a) short term benefits	25,834	78,824
b) post retirement benefits	2,429	5,516
of which under defined benefit plans	*18*	*199*
of which under defined contribution plans	*2,411*	*5,317*
c) other long term benefits	63	71
d) termination benefits	2,300	7,008
e) share-based payment	11,678	12,710
Total	**42,304**	**104,129**

Compensation paid to Directors (€8,726k) and Managers with strategic responsibility (€15,348k) as shown in the schedule required by CONSOB in the Accounts of UniCredit S.p.A., and €18,216k relating to other costs borne in 2008 (the company share of social security contributions, allocations to severance pay funds and share-based payments using UniCredit and its subsidiaries' equity instruments).

The decrease versus last year is principally due to the fact that, in line with the Group governance model - which provides for a direct link between corporate results and Senior Management variable compensation - no 2008 performance-related bonuses have been paid to the Group CEO nor to the other Key Management Personnel.

2. Related-Party Transactions

In order to ensure full compliance with legislative and regulatory provisions currently in effect as regards disclosure of transactions with related parties, UniCredit adopted, some time ago, a procedure for identifying related-party transactions. Under this procedure, the decision-making bodies provide appropriate information, to enable compliance with the obligations of the Directors of UniCredit, as a listed company and the Parent Company of the banking group of the same name.

In this regard, during 2003 the Board of Directors of the Company defined the criteria for identifying transactions entered into with related parties, consistent with the guidelines provided by CONSOB in its communication No. 2064231 dated 30 September 2002. The Managing Director/CEO of UniCredit, using the powers vested in him by the Board of Directors, proceeded to issue the guidelines necessary to comply systematically with the mentioned reporting requirements by units of the Company and by the companies belonging to the UniCredit Group.

These transactions were generally carried out at arm's length. All intra-group transactions were carried out based on assessments of mutual economic benefit, and the applicable terms and conditions were established in accordance with fair dealing criteria, with a view to the common goal of creating value for the entire Group. The same principle was applied to the rendering of services, as well as the principle of charging on a minimal basis for these services, solely with a view to recovering the respective production costs.

Further information on related party transactions, and in particular on procedures implemented by the Group, is provided in the Report on operations, chapter "Corporate Governance".

The following table sets out the assets, liabilities and guarantees as at 31 December 2008, for each group of related parties.

Related party transactions

	12.31.2008						
	NON-CONSOLIDATED SUBSIDIARIES	NON-CONSOLIDATED JOINT VENTURES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES	TOTAL	% ON CONSOLIDATED
Financial assets held for trading	329,178	-	675,160	-	8,080	1,012,418	0.49%
Financial assets designated at fair value	15,743	-	-	-	-	15,743	0.10%
Available for sale financial assets	254,244	45	87,075	-	6,415	347,779	1.21%
Held to maturity investments	208	-	-	-	-	208	0.00%
Loans and receivables with banks	506	-	1,219,434	-	16,774	1,236,714	1.53%
Loans and receivables with customers	619,236	1,239	418,715	772	454,719	1,494,681	0.24%
Other assets	177,404	1	62,858	-	728	240,991	1.72%
Total - Assets	**1,396,519**	**1,285**	**2,463,242**	**772**	**486,716**	**4,348,534**	**0.45%**
Deposits from banks	8,076	25,906	14,302,848	-	1,269	14,338,099	8.07%
Deposits from customers	460,378	3,113	542,872	11,804	266,461	1,284,628	0.33%
Debt securities in issue	329,178	-	432,511	-	1,717,810	2,479,499	0.67%
Other liabilities	245,628	-	1,819	5	13,144	260,596	1.10%
Total - Liabilities	**1,043,260**	**29,019**	**15,280,050**	**11,809**	**1,998,684**	**18,362,822**	**1.92%**
Guarantees given and commitments	47,303	1,953	56,054	-	189,654	294,964	0.14%

In respect of transactions entered into with the Company's key management personnel, in compliance with art. 136 of Legislative Decree 385/93 (Single Banking Act) obligations towards persons that perform management, administration and control functions were unanimously resolved by the Board of Directors and by all Statutory Auditors, according to the methods and criteria provided by the already mentioned art. 136 of the Single Banking Act.

Notes to the Consolidated Accounts (Continued)

Part H) Related-party transactions (Continued)

"Other related parties" gives the aggregate of the figures relating to close family members (i.e., persons who may be expected to influence the individual concerned) of key management personnel and companies controlled/associetes by key management personnel or their close family members, as well as figures relating to Group employee pension funds of which UniCredit is the instituting source.

Pursuant to the provisions of applicable regulations, in 2008 no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.
Please refer to the Sections "Corporate Transactions and Rationalization of Group Operations" and "Subsequent Events" in the Report on Operations for information on non-recurring significant events and transactions.

Notes to the Consolidated Accounts

Part I) Share-Based Payments

Notes to the Consolidated Accounts

Part I) Share-Based Payments

A. Qualitative information

1. Outstanding instruments

Group Medium & Long Term Incentive Plans for selected employees include the following categories:
- **Equity-Settled Share Based Payments;**
- **Cash Settled Share Based Payments[1].**

The first category includes the following:
- **Stock Options** allocated to selected Top & Senior Managers and Key Talents of the Group;
- **Performance Shares** allocated to selected Top & Senior Managers and Key Talents of the Group and represented by free UniCredit ordinary shares that the Company undertakes to grant, conditional upon achieving performance targets set at Group and Division level in the Strategic Plan and any amendments thereto approved by the Board;
- **Restricted Shares** allocated to selected Middle Managers of the Group.

The second category includes synthetic "Share Appreciation Rights" linked to the share-value and performance results of some Group-Companies (Pioneer Global Asset Management and FinecoBank[2]).

2. Measurement model

2.1 Stock Options

The Hull and White Evaluation Model has been adopted to measure the economic value of stock options.
This model is based on a trinomial tree price distribution using the Boyle's algorithm and estimates the early exercise probability on the basis of a deterministic model connected to:
- reaching a Market Share Value equals to an exercise price- multiple **(M)**;
- probability of beneficiaries' early exit **(E)** after the end of the Vesting Period.

The following table shows the measurements and parameters used in relation to the Stock Options granted in 2008.

Measurement of Stock Options 2008

	STOCK OPTION 2008
Exercise Price [€]	4.185
UniCredit Share Market Price [€]	4.185
Date of granting Board resolution (Grant Date)	25-Jun-2008
Vesting Period Start-Date	9-Jul-2008
Vesting Period End-Date	9-Jul-2012
Expiry date	9-Jul-2018
Exercise price - Multiple **(M)**	1.5
Exit Rate Post Vesting **(E)**	3.73%
Dividend Yield[3]	4.8459%
Volatility	20.564%
Risk Free Rate	4.649%
Stock Options' Fair Value per unit at Grant Date [€]	**0.6552**

1. Linked to the economic value of instruments representing a Subsidiary's Shareholders' Equity.
2. Company that merged UniCredit Xelion Banca S.p.A. in July 2008.
3. Ratio between the average of the dividends paid by UniCredit S.p.A. from 2005 to 2008 and the stock's market value at grant date.

Parameters are calculated as follows:
- **Exit rate:** annual percentage of Stock Options forfeited due to termination;
- **Dividend-Yield:** last four years average dividend-yield, according to the duration of the vesting period;
- **Volatility:** historical daily average volatility for a period equals to the duration of the vesting period;
- **Exercise Price:** arithmetic mean of the official market price of UniCredit ordinary shares during the month preceding the granting Board resolution;
- **UniCredit Share Market Price:** set equals to the Exercise Price, in consideration of the "at the money" allocation of Stock Options at the date of the grant.

2.2 Other equity instruments (Performance Shares)

The economic value of Performance Shares is measured considering the share market price at the grant date less the present value of the future dividends during the performance period. Parameters are estimated by applying the same model used for Stock Options measurement.

The following table shows the measurements and parameters used in relation to the Performance Shares granted in 2008.

Measurement of Performance Shares 2008

	PERFORMANCE SHARE 2008
Date of granting Board resolution (Grant Date)	25-Jun-2008
Vesting Period Start-Date	1-Jan-2011
Vesting Period End-Date	31-Dec-2011
UniCredit Share Market Price [€]	4.185
Economic Value of Vesting Conditions [€]	-0.705
Performance Shares' Fair Value per unit at Grant Date [€]	3.480

2.3 Other equity instruments (Restricted Shares)

The economic value of Restricted Shares is measured considering the share market price at grant date. Any new Restricted Shares' Plans haven't been granted during 2008.

Part I) Share-Based Payments (Continued)

B. Quantitative information

1. Annual Changes

UniCredit Stock Options:

ITEMS/NUMBER OF OPTIONS AND EXERCISE PRICE	BANKING GROUP YEAR 2008			BANKING GROUP YEAR 2007		
	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE [€]	AVERAGE MATURITY	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE [€]	AVERAGE MATURITY
A. Outstanding at beginning of period	159,556,809	5.1184	Dec-2015	109,837,343	4.9851	Sep-2016
B. Increases						
B.1 New issues	78,195,846	4.185	Jul-2018	29,809,423	7.094	Jul-2017
B.2 Other[1]				29,702,318	3.5013	Jan-2011
C. Decreases						
C.1 Forfeited	6,877,643	5.248		4,469,793	5.1723	
C.2 Exercised[2]	3,185,636	2.4865		5,322,482	4.3626	
C.3 Expired	109,200	2.2092				
C.4 Other						
D. Outstanding at end of period	227,580,176	4.8320	Nov-2016	159,556,809	5.1184	Dec-2015
E. Vested Options at end of period	63,946,358	4.1606	Apr-2012	44,344,112	4.2055	Sep-2010

1. Allocations resulting from the replacement of ex-Capitalia plans with LTI plans based on UniCredit shares.
2. Exercises include figures related to ex-Capitalia plans that had been replaced with LTI plans based on UniCredit shares. In 2008 the average market price at the exercise date is equal to € 3.8642.

Other UniCredit equity instruments: Performance Shares and Restricted Shares

ITEMS/NUMBER OF OTHER EQUITY INSTRUMENTS AND EXERCISE PRICE	BANKING GROUP YEAR 2008			BANKING GROUP YEAR 2007		
	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE [€]	AVERAGE MATURITY	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE [€]	AVERAGE MATURITY
A. Outstanding at beginning of period	30,087,788	-	Oct-2009	30,184,750	-	Nov-2008
B. Increases						
B.1 New issues	18,785,807	-	Dec-2011	8,205,268	-	Dec-2010
B.2 Other						
C. Decreases						
C.1 Forfeited	1,949,715	-		1,323,730	-	
C.2 Exercised				6,978,500	-	
C.3 Expired						
C.4 Other						
D. Outstanding at end of period[1]	46,923,880	-	Aug-2010	30,087,788	-	Oct-2009
E. Vested instruments at end of period	10,058,850			-		

1. UniCredit undertakes to grant, conditional upon achieving performance targets set in the Strategic Plan, 43,977,880 ordinary shares at the end of 2008 (27,141,788 ordinary shares at the end of 2007).

2. OTHER INFORMATION

Employee Share Ownership Plan 2008

In May 2008 the Ordinary Shareholders' Meeting approved the UniCredit Group Employee Share Ownership Plan 2008 ("ESOP 2008") that offers to eligible Group employees the opportunity to purchase UniCredit ordinary shares at favorable conditions in order to reinforce employees' sense of belonging and commitment to achieve the corporate goals.

The ESOP 2008 was launched on October, 27 2008 in five countries across the Group (Austria, Bulgaria, Germany, Hungary and Italy) with a participation rate of about 3.6% of the eligible employees.

The ESOP 2008 is a broad based share plan under which:

1. during the **"Enrolment Period"** (from January 2009 to December 2009) the Participants can buy UniCredit ordinary shares ("Investment Shares") by means of monthly or one-off contributions (via one to three installments in March, May and/or October 2009) taken from their Current Account. In case, during this Enrolment Period, a Participant leaves the Plan, he/she will lose the right to receive any free ordinary shares at the end of the Enrolment Period;
2. at the end of the Enrolment Period (January 2010), each Participant will receive one free ordinary share (**"Discount Share"**) every 20 shares purchased; Discount Shares will be locked up for three years;
3. furthermore, at the end of the Enrolment Period, the Participant will receive another free restricted share (**"Matching Share"**) every 5 shares acquired, considering for the computation both the Investment Shares and the Discount Shares; also this free ordinary share will be subject to lockup for the next three years but, differently from the Discount Share, the Participant will lose the entitlement to the Matching Share if, during the three-year holding period, he/she will no longer be an employee of a UniCredit Group Company unless the employment has been terminated for one of the specific reasons stated in the Rules of the Plan. In some countries, for fiscal reasons, it will not be possible to grant the Matching Shares at the end of the Enrolment Period: in that case an alternative structure is offered that provides to the Participants of those countries the right to receive the Matching Shares at the end of the Holding Period ("Alternative Structure");
4. during the **"Holding Period"** (from January 2010 to January 2013), the Participants can sell the Investment Shares purchased at any moment, but they will lose the corresponding Matching Shares (or right to receive them).

Discount Shares and Matching Shares are qualified as "Equity Settled Share-based Payments" as Participants, according to Plan's Rules, will receive UniCredit Equity Instruments as consideration for the services rendered to the legal entity where they are employed. For both Discount Shares and Matching Shares (or rights to receive them) the fair value will be measured at the end of the Enrolment Period according to the weighed average price paid by Participants to acquire the Investment Shares on the market.

All Profit and Loss and Net Equity effects related to ESOP 2008 will be booked as follows:
- during 2009 for Discount Shares;
- during the three-year period 2010-2012 for Matching Shares (or rights to receive them).

ESOP 2008 has not been produced any effect on 2008 Consolidated Financial Statement.

Effects on Profit or Loss

All Share-Based Payment granted after 7th November 2002 which *vesting period* ends after 1st January 2005 are included within the scope of the IFRS2.
Financial liabilities related to Cash-settled payment plans have been recognized if not yet settled on 1st January 2005.

Financial statement presentation related to share based payments (euro/000)

	2008		2007	
	TOTAL	VESTED PLANS	TOTAL	VESTED PLANS
Costs[1]	-5,146		81,485	
- connected to Equity Settled Plans	*53,973*		*32,853*	
- connected to Cash Settled Plans[2]	*-59,119*		*48,632*	
Debts for Cash Settled Plans	7,767	2,836	102,742	80,871
- of which Intrinsic Value		*1,917*		*80,752*

1. Partly included in "other administrative expenses" and in "payroll – other staff" in keeping with the recognition of other monetary charges connected to the remuneration of services provided by beneficiaries.
2. The revenue booked in 2008 arises from the decrease of liabilities related to synthetic cash settled "Share Appreciation Rights" linked to the share-value and performance results of some Group-Companies.

Annexes

Annex 1

Reconciliation of reclassified accounts to mandatory reporting schedule

Consolidated Balance Sheet			(€ million)
	AMOUNTS AS AT		
	12.31.2008	12.31.2007	SEE NOTES
Assets			part B) Assets
Cash and cash balances = *item 10*	7,652	11,073	Tab. 1.1
Financial assets held for trading = *item 20*	204,890	202,343	Tab. 2.1
Loans and receivables with banks = *item 60*	80,827	100,012	Tab. 6.1
Loans and receivables with customers = *item 70*	612,480	575,063	Tab. 7.1
Financial investments	65,222	62,229	
30. Financial assets at fair value through profit or loss	*15,636*	*15,352*	*Tab. 3.1*
40. Available-for-sale financial assets	*28,700*	*30,960*	*Tab. 4.1*
50. Held-to-maturity investments	*16,883*	*11,731*	*Tab. 5.1*
100. Investments in associates and joint ventures	*4,003*	*4,186*	*Tab. 10.3*
Hedging instruments	8,710	2,442	
80. Hedging derivatives	*7,051*	*2,513*	*Tab. 8.1*
90. Changes in fair value of portfolio hedged items	*1,659*	*-71*	*Tab. 9.1*
Property, plant and equipment = *item 120*	11,936	11,872	Tab. 12.1 and 12.2
Goodwill = *item 130 - Intangible assets of which: goodwill*	20,889	20,342	Tab. 13.1
Other intangible assets = *item 130 - Intangible assets net of goodwill*	5,593	5,929	Tab. 13.1
Tax assets = *item 140*	12,392	11,548	
Non-current assets and disposal groups classified as held for sale = *item 150*	1,030	6,374	Tab. 15.1
Other assets	13,991	12,609	
110. Insurance reserves attributable to reinsurers	-	-	*Tab. 11.1*
160. Other assets	*13,991*	*12,609*	*Tab. 16.1*
Total assets	**1,045,612**	**1,021,836**	

Consolidated Balance Sheet *(Continued)*

(€ million)

	AMOUNTS AS AT		
	12.31.2008	12.31.2007	SEE NOTES
Liabilities and shareholders' equity			part B) Assets
Deposits from banks = *item 10*	177,677	160,601	Tab. 1.1
Deposits from customers and debt securities in issue	591,290	630,239	
20. Deposits from customers	*388,831*	*390,400*	*Tab. 2.1*
30. Debt securities in issue	*202,459*	*239,839*	*Tab. 3.1*
Financial liabilities held for trading = *item 40*	165,335	113,656	Tab. 4.1
Financial liabilities at fair value through profit or loss = *item 50*	1,659	1,967	Tab. 5.1
Hedging instruments	9,323	4,944	
60. Hedging derivatives	*7,751*	*5,569*	*Tab. 6.1*
70. Changes in fair value of portfolio hedged items	*1,572*	*-625*	*Tab. 7.1*
Provisions for risks and charges = *item 120*	8,049	9,105	Tab. 12.1
Tax liabilities = *item 80*	8,229	7,652	
Liabilities included in disposal groups classified as held for sale = *item 90*	537	5,027	Tab. 15.1
Other liabilities	25,272	26,211	
100. Other liabilities	*23,701*	*24,505*	*Tab. 10.1*
110. Provision for employee severance pay	*1,415*	*1,528*	*Tab. 11.1*
130. Insurance reserves	*156*	*178*	*Tab. 13.1*
Minorities = *item 210*	3,242	4,744	Tab. 16.1
Shareholders' equity, of which:	54,999	57,690	
- Capital and reserves	51,665	50,931	
140. Revaluation reserves, of which: Special revaluation laws	*277*	*277*	
170. Reserves	*10,640*	*10,626*	*Tab. 15.5*
180. Share premium	*34,070*	*33,708*	
190. Issued capital	*6,684*	*6,683*	*Tab. 15.2*
200. Treasury shares	*-6*	*-363*	*Tab. 15.2*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	-678	858	
140. Revaluation reserves, of which: Available-for-sale financial assets	*-966*	*1,570*	*Tab. 15.6*
140. Revaluation reserves, of which: Cash-flow hedges	*288*	*-712*	
- Net profit = *item 220*	4,012	5,901	
Total liabilities and shareholders' equity	**1,045,612**	**1,021,836**	

Annex 1 (Continued)

Reconciliation of reclassified accounts to mandatory reporting schedule (Continued)

Consolidated Income Statement

(€ million)

	2008	2007	SEE THE NOTES PART C)
Net interest	18,373	13,965	Tab. 1.1 e 1.4
30. Net interest margin	*18,044*	*13,965*	
less: Capitalia Purchase Price Allocation effect	*329*		
Dividends and other income from equity investments	1,012	878	
70. Dividend income and similar revenue	*1,666*	*1,056*	*Tab. 3.1*
less: dividends from held for trading equity instruments included in item 70	*-751*	*-381*	
240. Profit (loss) of associates - of which: Profit (loss) of associates valued at equity	*97*	*203*	*Tab. 16.1*
Net interest margin	19,385	14,843	
Net fees and commissions = item 60	9,093	9,430	Tavv. 2.1 e 2.3
Net trading, hedging and fair value income	-1,980	1,057	
80. Gains (losses) on financial assets and liabilities held for trading	*-2,522*	*540*	*Tab. 4.1*
+ dividends from held for trading equity instruments (from item 70)	*751*	*381*	
+ net provisions - trading profit (from item 190)	*100*		
90. Fair value adjustments in hedge accounting	*17*	*22*	*Tab. 5.1*
Gains (losses) on disposal and repurchase of available-for-sale financial assets - private equity (from item 100 b)	*35*	*120*	
Impairment losses on available-for-sale financial assets: private equity (from item 130b)	*-46*		
100. Gains (losses) on disposal or repurchase of : d) financial liabilities	*35*	*-3*	*Tab. 6.1*
110. Gains (losses) on financial assets and liabilities designated at fair value through profit and loss	*-350*	*-3*	*Tab. 7.1*
Net other expenses/income	368	563	
Gains (losses) on disposals / repurchases on loans and receivables - not impaired position (from item 100 b)	*8*	*4*	
150. Premiums earned (net)	*112*	*115*	*Tab. 9.1*
160. Other income (net) from insurance activities	*-86*	*-82*	*Tab. 10.1*
220. Other net operating income	*995*	*883*	*Tavv. 15.1 e 15.2*
less: Other operating income - of which: recovery of costs	*-557*	*-360*	*Tab. 15.2*
Net write-downs/-backs of tangible operating lease assets (from item 200)	*-108*		
Gains (losses) on disposals of investments - assets leasing operation (from item 270)	*4*	*3*	
Net non-interest income	**7,481**	**11,050**	
OPERATING INCOME	**26,866**	**25,893**	
Payroll costs	-9,918	-8,210	Tab. 11.1
180. Administrative costs - a) staff expenses	*-10,025*	*-9,097*	
less: integration costs	*107*	*887*	
Other administrative expenses	-6,019	-4,938	
180. Administrative costs - b) other administrative expenses	*-6,059*	*-5,105*	*Tab. 11.5*
less: integration costs	*40*	*167*	
Recovery of expenses = item 220. Other net operating income - of which: Operating income - recovery of costs	557	360	Tab. 15.2
Amortisation, depreciation and impairment losses on intangible and tangible assets	-1,312	-1,298	
200. Impairment/Write-backs on property, plant and equipment	*-819*	*-841*	*Tab. 13.1*
less: Impairment losses/write backs on property owned for investment	*-*	*2*	
less: Net write-downs/-backs of tangible operating lease assets (from item 200)	*108*		
less: integration costs	*-*	*53*	
210. Impairment/Write-backs on intangible assets	*-714*	*-620*	*Tab. 14.1*
less: integration costs	*2*	*108*	
less: Capitalia Purchase Price Allocation effect	*111*		
Operating costs	**-16,692**	**-14,086**	

Consolidated Income Statement *(Continued)*

(€ million)

	2008	2007	SEE THE NOTES PART C)
OPERATING PROFIT	**10,174**	**11,807**	
Impairment of goodwill	-750	-1	
260. Impairment of goodwill	*-750*	*-144*	
less: impairment of goodwill due to recognition of deferred tax assets arising from losses carried forward of HVB Group	*-*	*143*	
Provisions for risks and charges	-344	-663	Tab. 12.1
190. Provisions for risks and charges	*-256*	*-622*	
less: net provisions - trading profit	*-100*		
Surplus on release of integration provision	*-9*	*-41*	
less: Capitalia Purchase Price Allocation effect	*21*		
Integration costs	-140	-1,174	
Net impairment losses on loans and provisions for guarantees and commitments	-3,700	-2,152	
100. Gains (losses) on disposal and repurchase of a) loans	*-7*	*14*	*Tab. 6.1*
less: Gains (losses) on disposals / repurchases on loans and receivables - not impaired position (from item 100 b)	*-8*	*-4*	
130. Impairment losses on a) loans	*-3,582*	*-2,141*	*Tab. 8.1*
130. Impairment losses on d) other financial assets	*-103*	*-21*	*Tab. 8.4*
Net income from investments	218	1,533	
100. Gains (losses) on disposal and repurchase of b) available-for-sale financial assets	*170*	*1,275*	*Tab. 6.1*
less: Gains (losses) on disposal and repurchase of available-for-sale financial assets - private equity	*-35*	*-120*	
100. Gains (losses) on disposal and repurchase of c) held-to-maturity investments	*-*	*-*	*Tab. 6.1*
130. Impairment losses on: b) available-for-sale financial assets	*-904*	*-113*	*Tab. 8.2*
less: Impairment losses on available-for-sale financial assets: private equity	*46*		
130. Impairment losses on: c) held-to-maturity investments	*-77*	*-54*	*Tab. 8.3*
Impairment losses/write backs on property owned for investment (from item 200)	*-*	*-2*	*Tab. 13.1*
240. Profit (loss) of associates -of which: write-backs/impairment losses and gains/losses on disposal of associates valued at equity	*319*	*20*	*Tab. 16.1*
250. Net valuation at fair value of tyangible and intangible assets	*-84*		
270. Gains (losses) on disposal of investments	*785*	*530*	*Tab. 19.1*
less: Gains (losses) on disposals of investments - assets leasing operation (from item 270)	*-4*	*-3*	
less: Capitalia Purchase Price Allocation effect	*2*		
PROFIT BEFORE TAX	**5,458**	**9,350**	
Income tax for the period	-627	-2,732	Tab. 20.1
290. Tax expence related to profit from continuing operations	*-465*	*-2,589*	
Impairment of goodwill due to recognition of deferred tax assets arising from losses carried forward of HVB Group	*-*	*-143*	
less: Capitalia Purchase Price Allocation effect	*-162*		
NET PROFIT	**4,831**	**6,618**	
PROFIT (LOSS) FOR THE YEAR	**4,831**	**6,618**	
Minorities	-518	-717	
330. Minorities	*-518*	*-717*	*Sezione 22*
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**4,313**	**5,901**	
Capitalia Purchase Price Allocation effect	-301		
NET PROFIT ATTRIBUTABLE TO THE GROUP	**4,012**	**5,901**	

Annex 2

Fees for annual audit and related services

UniCredit Group 2008 - KPMG network

As prescribed by art.149-duodecies of the Consob Issuers Regulation, the following table gives fees paid in 2008 for audit services rendered by KPMG SpA and firms in its network.

				(€000)
SERVICE TYPE	SERVICE PROVIDER	USER		NOTE (1)
Audit (2)	KPMG S.p.A.	Parent-UniCredit S.p.A.		
	KPMG S.p.A.	Subsidiaries		
	KPMG Network	Subsidiaries		
Certification, letters of comfort etc.				
	KPMG S.p.A.	Parent-UniCredit S.p.A.	(3)	3,171
	KPMG S.p.A.	Subsidiaries	(4)	755
	KPMG Network	Parent-UniCredit S.p.A.		0
	KPMG Network	Subsidiaries	(5)	3,895
Other Services	KPMG S.p.A.	Parent-UniCredit S.p.A.		94
	KPMG S.p.A.	Subsidiaries		89
	KPMG Network	Subsidiaries	(6)	3,379
Total				**38,734**

(1) Excl. VAT and Expenses.

(2) Does not include fees for audits of investment funds.

(3) Checking projected figures in the rights issue Prospectus and comfort letter; auditing consolidated interim report at Sept. 30, 2008, comfort letters and sustainability report.

(4) Report as required by § 2501-sexies Civil Code on the Locat/UniCredit Global Leasing share swap ratio, under appointment by the Courts of Bologna: €720k

(5) Auditing interim reports at Sept. 30, 2008: €1,684k; checks required by local regulations: €1,232k (mainly Germany, Austria and Ukraine); and checks performed on Bank Pekao: €482k.

(6) Mainly assistance provided to HypoVereinsBank on implementation of the MIB Accounting and Governance, MIB Trading Book, Eurosig and Project 2S Caceis procedures and other activity: €2,767k; and tax services: €143k.

Annex 3

Statement of significant equity investments pursuant to art. 125 Of consob regulation 11971 dated 14 may 1999

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH	GERMANY	66.67		66.67	66.67		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A&T-PROJEKTENTWICKLUNGS-VERWALTUNGS GMBH	MUNICH	GERMANY	66.67		66.67	66.67		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
AB IMMOBILIENVERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
ABG ANLAGENVERWERTUNGS- UND BETEILIGUNGS - GESELLSCHAFT M.B.H. & CO. O	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
ABIGAS SERVICE SRL	NAPLES	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH	GERMANY	100.00		100.00	100.00		98.11	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
					-			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH	GERMANY	100.00		100.00	100.00		98.11	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	(a)
					-			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH	GERMANY	100.00		100.00	100.00		98.11	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
					-			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACTIVE ASSET MANAGEMENT GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
ADFINCON - ADVANCED FINANCIAL IT CONSULTING GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ADIBA 1981 SRL	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(b)
ADV EQUITY LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA (formerly UNICREDIT SERVIZI RETAIL UNO SPA)	(b)
AGENCJA RYNKU HURTOWEGO PRODUKTOW ROLNYCH AGRO-RYNEK SA IN LIQUIDATION	GLIWICE	POLAND	15.21		15.21	15.21		15.21	BANK PEKAO SA	(a)
AGRIFACTORING SPA N LIQUIDATION E IN CONCORDATO PREVENTIVO	ROME	ITALY	20.00	20.00		20.00	20,00		UNICREDIT SPA	(a)
AGROB AKTIENGESELLSCHAFT	ISMANING	GERMANY	52.72		52.72	75.02		75.02	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
AGRUND GRUNDSTUCKS-GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB IMMOBILIEN AG	(a)
AI BETEILIGUNG GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	33.33		33.33	33.33		33.33	DINERS CLUB CEE HOLDING AG	(a)
AKA AUSFUHRKREDIT-GESELLSCHAFT MBH	FRANKFURT	GERMANY	15.43		15.43	15.43		15.43	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
AL.GIO.FIN. SPA	BERGAMO	ITALY	60.00		60.00	60.00		60.00	UNICREDIT BANCA SPA (formerly UNICREDIT SERVIZI RETAIL UNO SPA)	(b)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH	GERMANY	100.00		100.00	100.00		100.00	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	(a)
ALFA HOLDING INGATLANSZOLGALTATO KFT.	GYOR	HUNGARY	95.00		95.00	95.00		95.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
ALKMENE IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALLCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALLEGRO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
ALLIANZ ZAGREB DD	ZAGREB	CROATIA	16.84		16.84	16.84		16.84	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB	CROATIA	49.00		49.00	49.00		49.00	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE OBVEZNIM	ZAGREB	CROATIA	49.00		49.00	49.00		49.00	ZAGREBACKA BANKA DD	(a)
ALLIB LEASING S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
ALLIB NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
ALLIB ROM S.R.L.	BUCHAREST	ROMANIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
ALLTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALMS LEASING GMBH.	SALZBURG	AUSTRIA	95.00		95.00	95.00		95.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
ALPINE CAYMAN ISLANDS LTD. (ex UNICREDIT BANK CAYMAN ISLANDS LTD.)	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
ALTE SCHMELZE PROJEKTENTWICKLUNGSGESELLSCHAFT MBH	DRESDEN	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT I KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALTOS-IMMORENT IMMOBILIENLEASING GMBH	VIENNA	AUSTRIA	33.33		33.33	33.33		33.33	CALG IMMOBILIEN LEASING GMBH	(a)
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
AMPHITRYON IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ANI LEASING IFN S.A.	BUCHAREST	ROMANIA	100.00		89.99	100.00		89.99	UNICREDIT GLOBAL LEASING SPA	(a)
					10.01			10.01	UNICREDIT GLOBAL LEASING FormerlyPORT GMBH	(a)
ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
ANTUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB PROJEKT GMBH	(a)
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MUNICH	GERMANY	95.00		93.85	95.00		93.85	HVB IMMOBILIEN AG	(a)
					1.15			1.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
APAX EUROPE V - C, GMBH & CO. KG	MUNICH	GERMANY	17.76		17.76	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
APIR VERWALTUNGSGESELLSCHAFT MBH & CO. IMMOBILIEN- UND VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ARANY PENZUGYI LIZING ZRT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
ARCADIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
ARENA STADION BETEILIGUNGSVERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ARGENTUM MEDIA GMBH & CO. KG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ARTIST MARKETING ENTERTAINMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	MY BETEILIGUNGS GMBH	(a)
AS UNICREDIT BANK	RIGA	LATVIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
ASPRA FINANCE SPA	MILAN	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
ASSET MANAGEMENT BREMEN GMBH	BREMEN	GERMANY	100.00		100.00	100.00		100.00	BANKHAUS NEELMEYER AG	(a)
ASSET MANAGEMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
ASTRIM SPA	ROME	ITALY	31.30	31.30		34.78	34,78		UNICREDIT SPA	(a)
ASTROTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
ATB ACCIAIERIA E TUBIFICIO DI BRESCIA SPA	RONCADELLE (BRESCIA)	ITALY	50.00		50.00	50.00		50.00	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(b)
ATF BANK KYRGYZSTAN OJSC	BISHKEK	KIRGHIZISTAN	95.84		95.84	95.84		95.84	JSC ATF BANK	(a)
ATF CAPITAL B.V.	ROTTERDAM	NETHERLANDS	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
ATF FINANCE JSC	ALMATY CITY	KAZAKHSTAN	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
ATF INKASSATSIYA LTD	ALMATY CITY	KAZAKHSTAN	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB PROJEKT GMBH	(a)
A-TRUST GESELLSCHAFT FUR SICHERHEITSSYSTEME IM ELEKTRONISCHEN DATEN	VIENNA	AUSTRIA	15.17		12.14	15.17		12.14	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					3.03			3.03	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
AUFBAU DRESDEN GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
AUSTRIA LEASING GMBH	VIENNA	AUSTRIA	99.80		99.40	100.00		99.60	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
					0.40			0.40	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AUTO MONDO COMPANY S.A.	BUCHAREST	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK S.A.	(a)
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
AVISO GAMMA GMBH	VIENNA	AUSTRIA	24.99		24.99	24.99		24.99	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
AVIVA SPA	MILAN	ITALY	49.00	49.00		49.00	49.00		UNICREDIT SPA	(a)
AWT HANDELS GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	AWT INTERNATIONAL TRADE AG	(a)
AWT INTERNATIONAL TRADE AG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
B + H IMMO PRAHA, SPOL. S R.O.	PRAGUE	CZECH REPUBLIC	19.05		19.05	19.05		19.05	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
B.I. INTERNATIONAL LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	(a)
BA- ALPINE HOLDINGS, INC.	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	ALPINE CAYMAN ISLANDS LTD. (formerly UNICREDIT BANK CAYMAN ISLANDS LTD.)	(a)
BA BETRIEBSOBJEKTE GMBH (ex BA-CA BETRIEBSOBJEKTE GMBH)	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BA BETRIEBSOBJEKTE GMBH & CO BETA VERMIETUNGS OG (ex BA-CA BETRIEBSOBJEKTE AG & CO BETA VERMIETUNGS OEG)	VIENNA	AUSTRIA	100.00		99.90	100.00		99.90	BA BETRIEBSOBJEKTE GMBH (formerly BA-CA BETRIEBSOBJEKTE GMBH)	(a)
					0.10			0.10	MY DREI HANDELS GMBH	(a)
BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG	GERMANY	94.90		94.90	94.90		94.90	UNICREDIT GLOBAL LEASING SPA	(a)
BA CA SECUND LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA CREDITANSTALT ALPHA D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT BANK SERBIA JSC	(a)
BA CREDITANSTALT BULUS EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA GVG-HOLDING GMBH (ex BA-CA-GVG-HOLDING GMBH)	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BA PRIVATE EQUITY GMBH (ex BA PRIVATE EQUITY GMBH)	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BA/CA-LEASING BETEILIGUNGEN GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA/CA-LEASING FINANZIERUNG GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BAC FIDUCIARIA SPA	DOGANA	SAN MARINO	100.00		100.00	100.00		100.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	(a)
BA-CA ADAGIO LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA ADMINISTRATION SERVICES GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BA-CA ANDANTE LEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA BARBUS LEASING DOO	LUBIANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CA BETRIEBSOBJEKTE PRAHA SPO L.S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BA BETRIEBSOBJEKTE GMBH (formerly BA-CA BETRIEBSOBJEKTE GMBH)	(a)
BACA CENA IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA CHEOPS LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BA-CA CONSTRUCTION LEASING OOO	ST. PETERSBURG	RUSSIA	100.00		100.00	100.00		100.00	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BACA EXPORT FINANCE LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	ALPINE CAYMAN ISLANDS LTD. (formerly UNICREDIT BANK CAYMAN ISLANDS LTD.)	(a)
BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	ALPINE CAYMAN ISLANDS LTD. (formerly UNICREDIT BANK CAYMAN ISLANDS LTD.)	(a)
BACA GIOCONDO NEKRETNINE D.O.O., SARAJEVO	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA HYDRA LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA INFRASTRUCTURE FINANCE ADVISORY GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	ZETA FUNF HANDELS GMBH	(a)
BACA INVESTOR BETEILIGUNGS GMBH	VIENNA	AUSTRIA	24.00		24.00	24.00		24.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
BACA KOMMUNALLEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA LEASING ALFA S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA LEASING CARMEN GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA LEASING DREI GARAGEN GMBH	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING GAMA S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA LEASING MODERATO D.O.O.	LUBIANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CA LEASING POLO, LEASING D.O.O.	LUBIANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (ex CALG 434 GRUNDSTUCKVER)	VIENNA	AUSTRIA	99.80		98.80	100.00		99.00	CALG IMMOBILIEN LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BACA MINERVA LEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA MINOS LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA NEKRETNINE DOO	BANJA LUKA	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CA PRESTO LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA ROMUS IFN S.A.	BUCHAREST	ROMANIA	100.00		89.99	100.00		89.99	UNICREDIT GLOBAL LEASING SPA	(a)
					10.01	100.00		10.01	UNICREDIT GLOBAL LEASING FormerlyPORT GMBH	(a)
BA-CA WIEN MITTE HOLDING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BA-CA-GEBAUDEVERMIETUNGSGMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	BA GVG-HOLDING GMBH	(a)
BACAI	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BACAL ALPHA DOO ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACAL BETA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASA	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW	POLAND	100.00		75.00	100.00		75.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					25.00			25.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL CARINA IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL DEMETER IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BAL HESTIA IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL HORUS IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
BAL HYPNOS IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
BAL LETO IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL PAN IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL SOBEK IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BALEA SOFT GMBH & CO. KG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BALEA SOFT VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
BALTIC BUSINESS CENTER SP.Z.O.O.	GDYNIA	POLAND	62.00		62.00	62.00		62.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SPA	BORGO MAGGIORE	SAN MARINO	85.35		85.35	85.35		85.35	UNICREDIT PRIVATE BANKING SPA	(a)
					...			...	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A	(a*)
BANCA D' ITALIA	ROME	ITALY	22.11	22.11		22.11	22,11		UNICREDIT SPA	(a)
BANCA DI CREDITO DI TRIESTE SPA N LIQUIDATION COATTA AMM.VA	TRIESTE	ITALY	44.29	44.29		44.29	44,29		UNICREDIT SPA	(a)
BANCA IMPRESA LAZIO SPA	ROME	ITALY	18.00	18.00		18.00	18,00		UNICREDIT SPA	(a)
BANCA UBAE SPA	ROME	ITALY	10.79	10.79		10.79	10,79		UNICREDIT SPA	(a)
BANCO DI ROMA (ETHIOPIA) SH.CO.	ADDIS ABEBA	ETHIOPIA	49.00	49.00		-	-		UNICREDIT SPA	(a)
BANCO DI SICILIA SPA (ex UNICREDIT SERVIZI RETAIL TRE SPA)	PALERMO	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
BANCO INTERFINANZAS S.A.	BUENOS AIRES	ARGENTINA	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANK AUSTRIA AKTIENGESELLSCHAFT & CO EDV LEASING OHG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANK AUSTRIA CAYMAN ISLANDS (NOMINEES) LTD.	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	ALPINE CAYMAN ISLANDS LTD. (formerly UNICREDIT BANK CAYMAN ISLANDS LTD.)	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIEN ENTWICKLUNGS- UND VERWERTUNGS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	VIENNA	AUSTRIA	81.00		81.00	81.00		81.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANK AUSTRIA FINANZSERVICE GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANK AUSTRIA GLOBAL INFORMATION SERVICES GMBH (ex ZETA NEUN HANDELS GMBH)	VIENNA	AUSTRIA	80.00		80.00	80.00		80.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TSRSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BANK AUSTRIA IMMOBILIENSERVICE SERVICE GMBH (ex BANK AUSTRIA CREDITANSTALT IMMOBILIENBERATUNGS- UND SERVICE GMBH)	VIENNA	AUSTRIA	100.00		50.00	100.00		50.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
					40.00			40.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					10.00			10.00	BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	(a)
BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BANK AUSTRIA REAL INVEST ASSET MANAGEMENT GMBH (ex BA-CA REAL INVEST ASSET MANAGEMENT GMBH)	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
BANK AUSTRIA REAL INVEST GMBH (ex BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	VIENNA	AUSTRIA	94.95		94.95	94.95		94.95	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANK AUSTRIA REAL INVEST IMMOBILIEN-KAPITALANLAGE GMBH (ex BANK AUSTRIA CREDITANSTALT REAL INVEST IMMOBILIEN-KAPITALANLAGE GM BH)	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANK AUSTRIA-CEE BETEILIGUNGS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	AUSTRIA	47.38		37.53	46.63		41.70	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					9.85			4.93	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANK MEDICI AG	VIENNA	AUSTRIA	25.00		25.00	25.25		25.25	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANK OF VALLETTA PLC	LA VALLETTA	MALTA	14.55	14.55		14.55	14,55		UNICREDIT SPA	(a)
BANK PEKAO SA	WARSAW	POLAND	59.28	59.28		59.28	59,28		UNICREDIT SPA	(a)
BANK ROZWOJU ENERGETYKI I OCHRONY SWODOWISKA S.A. MEGABANK IN LIQUIDATION	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANKHAUS NEELMEYER AG	BREMEN	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BANKING TRANSACTION SERVICES S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANKPRIVAT AG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BANKSERVICE AD	SOFIA	BULGARIA	13.76		13.76	13.76		13.76	UNICREDIT BULBANK AD	(a)
BANQUE GALLIERE SA (IN LIQUIDATION)	PARIS	FRANCE	17.50	17.50		17.50	17,50		UNICREDIT SPA	(a)
BAREAL IMMOBILIENTREUHAND GMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BARODA PIONEER ASSET MANAGEMENT COMPANY LTD (ex BOB ASSET MANAGEMENT COMPANY LTD)	MUMBAI	INDIA	51.00		51.00	51.00		51.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
BASICA SPA N LIQUIDATION	POTENZA	ITALY	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
BASKET TRIESTE SRL IN FALLIMENTO	TRIESTE	ITALY	12.66	12.66		12.66	12,66		UNICREDIT SPA	(a)
BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	VIENNA	AUSTRIA	100.00		99.00	100.00		99.00	CALG IMMOBILIEN LEASING GMBH	(a)
					1.00			1.00	CALG ANLAGEN LEASING GMBH	(a)
BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT	SALZBURG	AUSTRIA	12.93		12.93	12.93		12.93	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BAVARIA SERVICOS DE REPRESENTACAO COMERCIAL LTDA.	SAN PAOLO	BRASILE	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BAYBG BAYERISCHE BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	22.52		22.52	22.52		22.52	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BAYERISCHE GARANTIEGESELLSCHAFT MBH FUR MITTELSTANDISCHE BETEILIGUNGEN	MUNICH	GERMANY	10.53		10.53	10.53		10.53	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BAYERISCHE HYPO- UND VEREINSBANK AG	MUNICH	GERMANY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
BAYERN POWER LIMITED	LONDON	UNITED KINGDOM	-		-	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BC EUROPEAN CAPITAL VII-12 L.P.	ST. PETER PORT	GUERNSEY	34.08		34.08	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BDK CONSULTING	LUCK	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT BANK LTD	(a)
BDR ROMA PRIMA IRELAND LTD	DUBLIN	IRELAND	99.90	99.90		99.90	99,90		UNICREDIT SPA	(a)
BE.MA.FIN	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
BEMM GEARS S.R.L. N LIQUIDATION E CONC. PREV.	ORTONA (CHIETI)	ITALY	40.00	40.00		40.00	40,00		UNICREDIT SPA	(a)
BEOFINEST AD	BEOGRAD	SERBIA	18.75	18.75		18.75	18,75		UNICREDIT SPA	(a)
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BFAG - HOLDING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BFL BETEILIGUNGSGESELLSCHAFT FUR FLUGZEUG-LEASING MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BIL AIRCRAFTLEASING GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
BIL IMMOBILIEN FONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
BIL IMMOBILIEN FONDS GMBH & CO OBJEKT PERLACH KG	MUNICH	GERMANY	100.00		94.78	100.00		93.87	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
					5.22			5.14	BIL V & V VERMIETUNGS GMBH	(a)
					-			0.99	BIL IMMOBILIEN FONDS GMBH	(a)
BIL LEASING GMBH & CO. HOTEL ULM KG	MUNICH	GERMANY	14.00		14.00	14.00		14.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
BIL LEASING-FONDS GMBH & CO VELUM KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BIL LEASING-FONDS VERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
BIL V & V VERMIETUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
BINDA SPA IN LIQUIDATION	OLGIATE OLONA (VARESE)	ITALY	14.45		0.10	14.45		0.10	BANCO DI SICILIA SPA (formerly UNICREDIT SERVIZI RETAIL TRE SPA)	(b)
					0.09			0.09	FINECOBANK SPA	(b)
					0.01			0.01	UNICREDIT BANCA DI ROMA SPA	(b)
					8.05			8.05	ASPRA FINANCE SPA	(a)
					6.20			6.20	UNICREDIT CORPORATE BANKING SPA	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BIOM VENTURE CAPITAL GMBH & CO. FONDS KG	PLANEGG	GERMANY	23.46		23.46	20.38		20.38	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BIURO INFORMACJI KREDYTOWEJ SA	WARSAW	POLAND	30.71		30.71	15.00		15.00	BANK PEKAO SA	(a)
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	KLAGENFURT	AUSTRIA	36.03		28.01	37.29		29.93	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					8.02			7.36	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BLB EXPORT- IMPORT D.O.O.	BANJA LUKA	BOSNIA AND HERCEGOVINA	49.00		49.00	49.00		49.00	UNICREDIT BANK AD BANJA LUKA	(a)
BLUE CAPITAL DRITTE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EQUITY GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL EQUITY I GMBH & CO.KG	HAMBURG	GERMANY	20.68		20.68	20.68		20.68	BLUE CAPITAL EQUITY GMBH	(a)
									BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY SEKUNDAR GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL ERSTE KANADA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNGS GMBH (ora BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNGS GMBH)	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. ACHTE OBJEKTE GROBRITANNIEN KG	HAMBURG	GERMANY	100.00		90.91	100.00		90.91	BLUE CAPITAL FONDS GMBH	(a)
					9.09			9.09	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL FONDS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
BLUE CAPITAL IMMOBILIEN UND VERWALTUNG SEKUNDAR GMBH (EX AD ACTA 641. VERMOGENSVERWALTUNGSGESELLSCHAFT MBH)	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL INITIATOREN GMBH (ex AD ACTA 642. VERMOGENSVERWALTUNGSGESELLSCHAFT MBH)	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL METRO AMERIKA INC.	ATLANTA	U.S.A.	100.00		100.00	100.00		100.00	WEALTH CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL PENNSYLVANIA INC.	WASHINGTON	U.S.A.	100.00		100.00	100.00		100.00	WEALTH CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL REAL ESTATE GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BLUE CAPITAL ZWEITE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BODE GRABNER BEYE TRUST GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	BODEHEWITT AG & CO. KG	(a)
BODEHEWITT AG & CO. KG	GRUNWALD	GERMANY	72.25		72.25	72.25		72.25	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BODEHEWITT BETEILIGUNGS AG	GRUNWALD	GERMANY	72.25		72.25	72.25		72.25	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BONUM ANLAGE-UND BETEILIGUNGSGESELLSCHAFT MBH	BREMEN	GERMANY	100.00		100.00	100.00		100.00	BANKHAUS NEELMEYER AG	(a)
BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BORICA AD	SOFIA	BULGARIA	13.88		13.88	13.88		13.88	UNICREDIT BULBANK AD	(a)
BOSTON CAPITAL VENTURES V, L.P.	DELAWARE	U.S.A.	19.98		19.98	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BOX 2004 SPA	ROME	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
BREAKEVEN SRL	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(a)
BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BTG BETEILIGUNGSGES. HAMBURG MBH	HAMBURG	GERMANY	13.57		13.57	13.57		13.57	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BUCHSTEIN IMMOBILIENVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
BULBANK LEASING EAD	SOFIA	BULGARIA	100.00		51.00	100.00		51.00	UNICREDIT GLOBAL LEASING SPA	(a)
					49.00			49.00	UNICREDIT BULBANK AD	(a)
BURGSCHAFTSGEMEINSCHAFT HAMBURG GMBH	HAMBURG	GERMANY	10.50		10.50	10.50		10.50	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BUSINESS CENTRE SA N LIQUIDATION	WARSAW	POLAND	12.50		12.50	12.50		12.50	BANK PEKAO SA	(a)
BV CAPITAL GMBH & CO. BETEILIGUNGS KG NO. 1	MUNICH	GERMANY	16.76		16.76	16.76		16.76	BLUE CAPITAL EQUITY GMBH	(a)
BV FINANCE PRAHA S.R.O. (IN LIQUIDATION)	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BWF BETEILIGUNGSGESELLSCHAFT WIRTSCHAFTSFORDERUNG MBH	HAMBURG	GERMANY	50.00		50.00	50.00		50.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
C.D.F. CENTRO DIFFUSIONI FONOGRAFICHE S.R.L.	ROME	ITALY	80.00		80.00	80.00		80.00	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(b)
C.I.M. BETEILIGUNGEN 1998 GMBH	VIENNA	AUSTRIA	25.58		25.58	25.58		25.58	REAL INVEST VERMOGENSBERATUNG GMBH	(a)
C.I.M. UNTERNEHMENSBETEILIGUNG-UND ANLAGEVERMIETUNGS GMBH	VIENNA	AUSTRIA	33.33		33.33	33.33		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M.VERWALTUNG UND BETEILIGUNGEN 1999 GMBH	VIENNA	AUSTRIA	40.00		40.00	40.00		40.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
CA IB CORPORATE FINANCE OOO	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	GUS CONSULTING GMBH	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CA IB D.D.	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
CA IB INVEST D.O.O	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
CA IB SECURITIES (UKRAINE) AT	KIEV	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	11.17		11.17	11.17		11.17	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
CABET-HOLDING-AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
CAC REAL ESTATE, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CAC-IMMO SRO	CESKE BUDEJOVICE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CAE PRAHA A.S. IN LIQUIDATION	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
CAFU VERMOGENSVERWALTUNG GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAFU VERMOGENSVERWALTUNG GMBH & CO. OEG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CALA DE MEDICI IMMOBILIARE SRL	ROSIGNANO MARITTIMO (LIVORNO)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(b)
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING EURO, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING OVUS S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING PRAHA S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING SENIOREN PARK GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LUBIANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CALG 307 MOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		98.80	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CALG 435 GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 443 GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		98.80	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 445 GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	75.00		75.00	75.00		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 451 GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ANLAGEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH	GERMANY	99.90		99.90	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CALG HOTELGRUNDSTUCKVERWALTUNG GRUNDUNG 1986 GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CALG IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CAMERON GRANVILLE 2 ASSET MANAGEMENT INC	TAGUIG	PHILIPPINES	100.00		100.00	100.00		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
CAMERON GRANVILLE 3 ASSET MANAGEMENT INC.	TAGUIG	PHILIPPINES	100.00		100.00	100.00		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	TAGUIG	PHILIPPINES	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
CAPITALIA ASSICURAZIONI SPA	MILAN	ITALY	49.00	49.00		49.00	49,00		UNICREDIT SPA	(a)
CARD COMPLETE SERVICE BANK AG	VIENNA	AUSTRIA	50.10		50.10	50.10		50.10	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	VIENNA	AUSTRIA	58.00		52.00	58.00		52.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					5.00			5.00	CARD COMPLETE SERVICE BANK AG	(a)
					1.00			1.00	DINERS CLUB CEE HOLDING AG	(a)
CARICESE SRL (ex CONSORZIO CARICESE)	BOLOGNA	ITALY	33.70		0.17	33.70		0.17	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	(a)
					0.07			0.07	BANCO DI SICILIA SPA (formerly UNICREDIT SERVIZI RETAIL TRE SPA)	(a)
					0.07			0.07	FINECOBANK SPA	(a)
					0.07			0.07	UNICREDIT BANCA DI ROMA SPA	(a)
					0.07			0.07	UNICREDIT BANCA PER LA CASA SPA	(a)
					0.07			0.07	UNICREDIT BANCA SPA (formerly UNICREDIT SERVIZI RETAIL UNO SPA)	(a)
					0.07			0.07	UNICREDIT CONSUMER FINANCING BANK SPA	(a)
					0.07			0.07	UNICREDIT CORPORATE BANKING SPA	(a)
					0.07			0.07	UNICREDIT PRIVATE BANKING SPA	(a)
				32.97			32,97		UNICREDIT SPA	(a)
CARLO ERBA REAGENTI SPA	RODANO	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
CARLYLE BRITAX PARTNERS L.P.	WASHINGTON	U.S.A.	19.96		19.96	-		-	HVB CAPITAL PARTNERS AG	(a)
CAROM IMMOBILIARE SRL	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)
CASA BIANCA SPA	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
CASH SERVICE COMPANY	SOFIA	BULGARIA	25.00		25.00	25.00		25.00	UNICREDIT BULBANK AD	(a)
CASSA DI COMPENSAZIONE E GARANZIA SPA	ROME	ITALY	13.64	13.64		13.64	13,64		UNICREDIT SPA	(a)
CASSA DI LIQUIDAZIONE E GARANZIA SPA N LIQUIDATION	TRIESTE	ITALY	24.62	24.62		24.62	24,62		UNICREDIT SPA	(a)
CBCB - CZECH BANKING CREDIT BUREAU, A.S.	PRAGUE	CZECH REPUBLIC	20.00		20.00	20.00		20.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CELER ALLGEMEINE VERMOGENSVERWALTUNGS-, INVESTITIONS- UND BERATUNGS GE	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
CENTAR GRADSKI PODRUM DOO	ZAGREB	CROATIA	15.01		15.01	15.01		15.01	ZAGREBACKA BANKA DD	(a)
CENTAR KAPTOL DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
CENTER FOR BUSINESS AND CULTURE AD	DOBRICH	BULGARIA	17.35		17.35	17.35		17.35	UNICREDIT BULBANK AD	(a)
CENTER HEINRICH - COLLIN - STRASSE 1 VERMIETUNGS GMBH	VIENNA	AUSTRIA	49.00		49.00	49.00		49.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CENTER HEINRICH-COLLIN-STRASSE1 VERMIETUNGS GMBH U.CO KEG	VIENNA	AUSTRIA	83.56		83.56	-		-	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
CENTER POINT - CONNECTIVE SOFTWARE ENGINEERING GMBH IN BANKRUPTCY	VILLACH	AUSTRIA	32.46		32.46	32.46		32.46	GRUNDERFONDS GMBH & CO KEG	(a)
CENTRAL AND EASTERN EUROPE POWER FUND LTD.	BERMUDA	BERMUDA	17.78		17.78	17.78		17.78	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CENTRAL POLAND FUND LLC	DELAWARE	U.S.A.	53.19		53.19	53.19		53.19	BANK PEKAO SA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CENTRUM KART SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CENTRUM BANKOWOSCI BEZPOSREDNIEJ SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSC	CRACOW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CHARADE LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CHARME INVESTMENTS S.C.A.	LUXEMBOURG	LUXEMBOURG	13.39		13.39	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CHEFREN LEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CHINA INTERNATIONAL PACKAGING LEASING CO., LTD.	BEIJING	CHINA	17.50		17.50	17.50		17.50	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CHINA INVESTMENT INCORPORATIONS (BVI) LTD.	TORTOLA	BRITISH VIRGIN ISLANDS	10.69		10.69	10.69		10.69	HVB HONG KONG LIMITED	(a)
CHRISTOPH REISEGGER GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	(a)
CIBELA GROUP SRL IN BANKRUPTCY	ORADEA	ROMANIA	19.63		19.63	19.63		19.63	UNICREDIT TIRIAC BANK S.A.	(a)
CINECITTA' ENTERTAINMENT SPA	ROME	ITALY	28.33		28.33	28.33		28.33	UNICREDIT CORPORATE BANKING SPA	(b)
CISIM FOOD SPA N LIQUIDATION	ROME	ITALY	45.45		45.45	45.45		45.45	UNICREDIT MERCHANT SPA (formerly CAPITALIA MERCHANT SPA)	(a)
CITEC IMMOBILIEN GMBH	VIENNA	AUSTRIA	35.00		35.00	35.00		35.00	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
CITEC VOICE SPA	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(b)
CITY CARRE VERWALTUNGS B.V.	DEN HAAG	NETHERLANDS	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
CITY HOTEL GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
CIVITA SICILIA S.R.L.	PALERMO	ITALY	19.00		19.00	19.00		19.00	BANCO DI SICILIA SPA (formerly UNICREDIT SERVIZI RETAIL TRE SPA)	(a)
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CJSC BANK SIBIR	OMSK CITY	RUSSIA	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
CJSC MICEX STOCK EXCHANGE	MOSCOW	RUSSIA	12.30		12.30	12.30		12.30	ZAO UNICREDIT BANK	(a)
CJSC MOSCOW INTERBANK CURRENCY EXCHANGE	MOSCOW	RUSSIA	12.74		12.74	12.74		12.74	ZAO UNICREDIT BANK	(a)
CL DRITTE CAR LEASING GMBH & CO. KG	CAMIN	GERMANY	100.00		100.00	100.00		9.09	HVB LEASING GMBH	(a)
					-			90.91	CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	(a)
CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
CMP FONDS I GMBH	BERLIN	GERMANY	32.73		32.73	24.99		24.99	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CNP UNICREDIT VITA SPA	MILAN	ITALY	38.80		21.88	38.80		21.88	FINECO VERWALTUNG AG	(a)
				16.92			16,92		UNICREDIT SPA	(a)
CO.CE.ME. SICILIA S.C. A R.L. FALLITA	CANICATTI' (AGRIGENTO)	ITALY	25.32	25.32		25.32	25,32		UNICREDIT SPA	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CO.RI.T. SPA N LIQUIDATION	ROME	ITALY	60.00		60.00	60.00		60.00	ASPRA FINANCE SPA	(a)
COBB BETEILIGUNGEN UND LEASING G MBH	VIENNA	AUSTRIA	50.25		50.25	50.25		50.25	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
COFIRI SPA N LIQUIDATION	ROME	ITALY	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
COLONY SARDEGNA S.A.R.L.	LUXEMBOURG	LUXEMBOURG	13.22		13.22	13.22		13.22	UNICREDIT MERCHANT SPA (formerly CAPITALIA MERCHANT SPA)	(a)
COMES BAUCONCEPT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
COMMUNA - LEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
COMPAGNIA ITALPETROLI SPA	ROME	ITALY	49.00		49.00	49.00		49.00	UNICREDIT CORPORATE BANKING SPA	(a)
COMPASS P LIMITED	PLOVDIV	BULGARIA	12.50		12.50	12.50		12.50	UNICREDIT BULBANK AD	(a)
COMTRADE GROUP B.V.	AMSTERDAM	NETHERLANDS	21.05		21.05	21.05		21.05	HVB CAPITAL PARTNERS AG	(a)
CONSORZIO DIX.IT N LIQUIDATION (CONSORZIO EX ART. 2612 C.C.)	MILAN	ITALY	14.29	14.29		14.29	14,29		UNICREDIT SPA	(a)
CONSORZIO PUBLIGEST (CONSORZIO EX ART. 2612 C.C.)	BARI	ITALY	36.84		36.84	36.84		36.84	BASICA S.P.A. N LIQUIDATION	(a)
CONSORZIO ROMA RICERCHE (CONSORZIO EX ART. 2612 C.C.)	ROME	ITALY	16.67	16.67		16.67	16,67		UNICREDIT SPA	(a)
CONSORZIO SE.TEL. SERVIZI TELEMATICI N LIQUIDATION	NAPLES	ITALY	33.33		33.33	33.33		33.33	QUERCIA SOFTWARE SPA	(a)
CONTRA LEASING-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	JAUSERN-LEASING GESELLSCHAFT M.B.H.	(a)
CORCIANO CALZATURE (IN LIQUIDATION)	ELLERA DI CORCIANO (PERUGIA)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
CORDUSIO SOCIETÀ FIDUCIARIA PER AZIONI	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
CORMANO S.R.L.	OLGIATE OLONA (VARESE)	ITALY	18.91	18.91		18.91	18,91		UNICREDIT SPA	(a)
CORNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
CORPORATE PARTECIPAZIONI SRL	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
CORTINA BELLEVUE SRL	ROME	ITALY	60.00		60.00	60.00		60.00	UNICREDIT CORPORATE BANKING SPA	(b)
COSMOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
CPF MANAGEMENT	TORTOLA	BRITISH VIRGIN ISLANDS	40.00		40.00	40.00		40.00	BANK PEKAO SA	(a)
CREDANTI HOLDINGS LIMITED	NICOSIA	CYPRUS	30.00		30.00	30.00		30.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
CREDIFARMA SPA	ROME	ITALY	17.00	17.00		17.00	17,00		UNICREDIT SPA	(a)
CREDITRAS ASSICURAZIONI SPA	MILAN	ITALY	50.00	50.00		50.00	50,00		UNICREDIT SPA	(a)
CREDITRAS VITA SPA	MILAN	ITALY	50.00	50.00		50.00	50,00		UNICREDIT SPA	(a)
CS CARGO HOLDING	AMSTERDAM	NETHERLANDS	30.00		30.00	30.00		30.00	HVB CAPITAL PARTNERS AG	(a)
CUKOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CUMTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CVP SRL	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(b)
DAB BANK AG	MUNICH	GERMANY	76.36		76.36	76.36		76.36	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
DBC SP. ZOO	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
DC ELEKTRONISCHE ZAHLUNGSSYSTEME GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	(a)
DEBO LEASING IFN S.A.	BUCHAREST	ROMANIA	100.00		89.99	100.00		89.99	UNICREDIT GLOBAL LEASING SPA	(a)
					10.01			10.01	UNICREDIT GLOBAL LEASING FormerlyPORT GMBH	(a)
DELLA VALLE FINANZIARIA (N LIQUIDATION)	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
DELLA VALLE IMMOBILIARE (N LIQUIDATION)	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DELTATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
DESENZANO 2002 SRL	BRESCIA	ITALY	65.22		65.22	65.22		65.22	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(b)
DEUTSCHE SCHIFFSBANK AG	HAMBURG	GERMANY	20.00		20.00	20.00		20.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. ANDROMEDA KG	FRANKFURT	GERMANY	12.38		12.38	12.38		12.38	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. MIRA KG	FRANKFURT	GERMANY	39.88		35.90	39.75		35.79	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					2.34			2.33	BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNGS GMBH	(a)
					1.64			1.63	BLUE CAPITAL FONDS GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH	DEGGENDORF	GERMANY	50.00		50.00	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH & CO.GRUNDSTUCKS-KG	DEGGENDORF	GERMANY	50.00		50.00	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
DIE ERSTE-IMMORENT-Z-EINRICHTUN GSHAUSVERWERTUNGSGESELLSCHAF T M.B.H.	VIENNA	AUSTRIA	33.20		33.20	33.20		33.20	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
DIL CZECH LEASING CESKA LIPA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING CESKY TESIN S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING JIHLAVA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DINERS CLUB CEE HOLDING AG	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
DINERS CLUB CZECH REPUBLIC S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB POLSKA SP.Z.O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB SLOVAKIA S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DIONE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
DIREKTANLAGE.AT AG	SALZBURG	AUSTRIA	100.00		100.00	100.00		100.00	DAB BANK AG	(a)
DITTA FEDERICI & IGLIORI PER COSTRUZIONI EDILIZIE SPA	ROME	ITALY	100.00		78.05	100.00		78.05	UNICREDIT CORPORATE BANKING SPA	(b)
					21.95			21.95	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
DLB LEASING, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING CZ, A.S.	(a)
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DOMUS BISTRO GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
DOMUS CLEAN REINIGUNGS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
DOMUS FACILITY MANAGEMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
DOSPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	25.00		25.00	25.00		25.00	CALG ANLAGEN LEASING GMBH	(a)
DOUGHTY HANSON & CO. TECHNOLOGY LIMITED PARTNERSHIP NUMBER 3	LONDON	UNITED KINGDOM	22.28		22.28	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
EBPP ELECTRONIC BILL PRESENTMENT AND PAYMENT GMBH	VIENNA	AUSTRIA	45.00		45.00	45.00		45.00	PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	(a)
EDIPASS SPA N LIQUIDATION	POTENZA	ITALY	65.00		55.00	65.00		55.00	ASPRA FINANCE SPA	(a)
			65.00		10.00	65.00		10.00	BASICA S.P.A. N LIQUIDATION	(a)
EINKAUFSZENTRUM WIESELBURG ERRICHTUNGS- & BETRIEBSGMBH	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA REAL INVEST IMMOBILIEN-KAPITALANLAGE GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST IMMOBILIEN-KAPITALANLAGE GM BH)	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
EK MITTELSTANDSFINANZIERUNGS AG	VIENNA	AUSTRIA	98.00		98.00	98.00		98.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
ELDO SPA	ROME	ITALY	99.72		85.43	99.72		85.43	UNICREDIT CORPORATE BANKING SPA	(b)
					14.29			14.29	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
ENDERLEIN & CO. GMBH	BIELEFELD	GERMANY	100.00		100.00	100.00		100.00	PLANETHOME AG	(a)
ENGELBERT RUTTEN VERWALTUNGSGESELLSCHAFT KOMMANDITGESELLSCHAFT	DUSSELDORF	GERMANY	30.19		30.19	30.19		30.19	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ENTASI SRL	ROME	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
ENTE FIUGGI SPA	ROME	ITALY	80.00		80.00	80.00		80.00	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
EPSSILON LIEGENSCHAFTSDEVELOPMENT GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
EQT III ISS CO-INVESTMENT L.P.	GUERNSEY	GUERNSEY	35.55		35.55	-		-	HVB CAPITAL PARTNERS AG	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK GREFRATH KG	OLDENBURG	GERMANY	68.52		68.45	68.27		68.20	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
					0.07			0.07	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK KRAHENBERG KG	OLDENBURG	GERMANY	68.54		68.49	68.29		68.24	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
					0.05			0.05	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK MOSE KG	OLDENBURG	GERMANY	68.54		68.48	68.29		68.23	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
					0.05			0.06	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
EURO-BOND BLUE CAPITAL MANAGEMNT GMBH	BAD SODEN	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
EURO-BOND BLUE CAPITAL VERWALTUNGS GMBH	BAD SODEN	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
EUROCLASS MULTIMEDIA HOLDING S.A.	LUXEMBOURG	LUXEMBOURG	13.56	13.56		27.12	27,12		UNICREDIT SPA	(a)
EUROFINANCE 2000 SRL	ROME	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE IMMORENT GRUNDVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO OEG	VIENNA	AUSTRIA	99.50		99.30	99.50		99.30	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					0.20			0.20	RAMSES-IMMOBILIENHOLDING GMBH	(a)
EUROMARKETING AG	VIENNA	AUSTRIA	71.18		71.18	71.18		71.18	MY BETEILIGUNGS GMBH	(a)
EUROMEZZANINE 2 SCA IN LIQUIDATION	PARIS	FRANCE	17.37	17.37		17.37	17,37		UNICREDIT SPA	(a)
EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST	HUNGARY	100.00		99.60	100.00		99.60	EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	(a)
					0.40			0.40	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPROGETTI & FINANZA SPA N LIQUIDATION	ROME	ITALY	39.79		39.79	39.79		39.79	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(a)
EUROSANITA' SPA	ROME	ITALY	11.80		11.80	11.80		11.80	UNICREDIT MERCHANT SPA (formerly CAPITALIA MERCHANT SPA)	(a)
EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
EVARIS OBJEKT-GMBH & CO. KG	MUNICH	GERMANY	100.00		99.00	100.00		99.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
					1.00			1.00	EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	(a)
EVOLUZIONE 94 SPA N LIQUIDATION	MILAN	ITALY	10.70		6.06	10.70		6.06	UNICREDIT MERCHANT SPA (formerly CAPITALIA MERCHANT SPA)	(a)
					4.64			4.64	UNICREDIT CORPORATE BANKING SPA	(a)
EXECUTIVE SURF S.R.L. FALLITA	MILAN	ITALY	12.55		12.55	12.55		12.55	UNICREDIT MERCHANT SPA (formerly CAPITALIA MERCHANT SPA)	(a)
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
F2I SGR SPA - FONDI ITALIANI PER LE INFRASTRUTTURE SOCIETÀ DI GESTIONE	MILAN	ITALY	14.29	14.29		14.29	14,29		UNICREDIT SPA	(a)
FABRYKA WYROBOW FROTOWYCH I KOCOWYCH ZWOLTEX SA	ZDUNSKA WOLA	POLAND	11.73		11.73	9.07		9.07	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
FACTORBANK AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
FAMILY TRUST MANAGEMENT EUROPE S.A.	LUXEMBOURG	LUXEMBOURG	80.00		80.00	80.00		80.00	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
FELICITAS GMBH I.L.	MUNICH	GERMANY	20.80		20.80	20.80		20.80	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PROJEKT GROSSENHAINER STRASSE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN GMBH & CO. KG	MUNICH	GERMANY	94.00		94.00	94.00		94.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	FGB GRUND UND BODEN GMBH & CO. KG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
FIDIA SGR SPA	MILAN	ITALY	50.00	50.00		50.00	50,00		UNICREDIT SPA	(a)
FINAL HOLDING SP.Z.O.O. (ora HOLDING SP.Z.O.O.)	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
FINANCIAL RISK MANAGEMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
FINANSE PLC.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
					...			...	FINAL HOLDING SP.Z.O.O. (ora HOLDING S P.Z.O.O.)	(a)
FINANZBERATUNG F.4.5 GMBH I.L.	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
FINAOSTA SPA	AOSTA	ITALY	10.71	10.71		10.71	10,71		UNICREDIT SPA	(a)
FINECO CREDIT SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA PER LA CASA SPA	(a)
FINECO FINANCE LTD	DUBLIN	IRELAND	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
FINECO LEASING SPA	BRESCIA	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
FINECO PRESTITI SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CONSUMER FINANCING BANK SPA	(a)
FINECO VERWALTUNG AG	FRANKFURT	GERMANY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
FINECOBANK SPA	MILAN	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
FINMOLISE SPA - FINANZIARIA REGIONALE PER LO SVILUPPO DEL MOLISE	CAMPOBASSO	ITALY	11.84	11.84		11.84	11,84		UNICREDIT SPA	(a)
FIORONI INGEGNERIA SPA	PERUGIA	ITALY	30.05		30.05	30.05		30.05	UNICREDIT CORPORATE BANKING SPA	(b)
FIORONI INVESTIMENTI SPA	PERUGIA	ITALY	30.00		30.00	30.00		30.00	UNICREDIT CORPORATE BANKING SPA	(b)
FIORONI SISTEMA SPA	PERUGIA	ITALY	26.18		26.18	26.18		26.18	UNICREDIT CORPORATE BANKING SPA	(b)
FIRST SHIP LEASE LTD.	HAMILTON	BERMUDA	21.46		21.46	18.76		18.76	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
FM BETEILIGUNGS-GMBH	VIENNA	AUSTRIA	48.95		48.95	48.95		48.95	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
FM GRUNDSTUCKSVERWALTUNGS GMBH & CO. KG	BAD HOMBURG	GERMANY	94.90		94.90	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
FMZ SAVARIA SZOLGALTATO KFT	BUDAPEST	HUNGARY	75.00		75.00	75.00		75.00	UNICREDIT LEASING KFT	(a)
FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
FOLIA LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
FONDMETALLI CONVEYORS	MONTE MARENZO (LECCO)	ITALY	90.00		90.00	90.00		90.00	UNICREDIT CORPORATE BANKING SPA	(b)
FONDO NORD OVEST	TURIN	ITALY	26.67		26.67	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
FONTANA HOTELVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
FOOD & MORE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
FORM SPA	CORMANO (MILAN)	ITALY	60.97		60.97	60.97		60.97	UNICREDIT CORPORATE BANKING SPA	(b)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
FORUM POLSKIEGO BIZNESU MEDIA SP.Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	PROPERTY SP. Z.O.O. (IN LIQUIDATION)	(a)
FREE-TAX ZONE BOURGAS AD	BOURGAS	BULGARIA	15.65		15.65	15.65		15.65	UNICREDIT BULBANK AD	(a)
FUGATO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
G.B.S. - GENERAL BROKER SERVICE SPA	ROME	ITALY	20.00	20.00		20.00	20.00		UNICREDIT SPA	(a)
G.E. GRUPPO ELDO	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
G.F. UNO SPA	ARICCIA (ROME)	ITALY	100.00		93.47	100.00		93.47	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
					6.53			6.53	UNICREDIT CORPORATE BANKING SPA	(b)
G.F.S. MANAGEMENT KANTOOR B.V.	DEN HAAG	NETHERLANDS	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
G.M.P. SPA	MARSCIANO (PERUGIA)	ITALY	30.00		30.00	30.00		30.00	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(b)
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
GALILEO GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
GAMMATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
GAS OROBICA SRL	CORTENUOVA (BERGAMO)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(b)
GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.00		99.00	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	BERLIN	GERMANY	100.00		100.00	100.00		100.00	GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH & CO. GRUNDSTUCKS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
GE.S.E.T.T. - GESTIONE SERVIZI ESAZIONE TRIBUTI E TESORERIE SPA IN LIQUIDATION	NAPLES	ITALY	98.45		98.45	98.45		98.45	ASPRA FINANCE SPA	(a)
GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		98.80	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		37.50	100.00		37.50	CALG IMMOBILIEN LEASING GMBH	(a)
					37.30	100.00		37.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GEPAFIN SPA	PERUGIA	ITALY	16.52	16.52		16.52	16,52		UNICREDIT SPA	(a)
GERMANINCUBATOR ERSTE BETEILIGUNGS GMBH	MUNICH	GERMANY	39.60		39.60	9.90		9.90	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
GESCHUTZTE WERKSTATTE WR. NEUSTADT GESELLSCHAFT M.B.H.	WR. NEUSTADT	AUSTRIA	14.29		14.29	14.29		14.29	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
GESFO GEMEINNUTZIGE BAU- UND SIEDLUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	25.00		25.00	25.00		25.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
GIAR GESTIONE ITALIANA AZIENDE RIUNITE	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
GLAMAS BETEILIGUNGSVERWALTUNGS GMBH & CO ALPHA KEG	VIENNA	AUSTRIA	99.80		99.80	100.00		66.67	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					-			33.33	CALG IMMOBILIEN LEASING GMBH	(a)
GLOBAL LIFE SCIENCE LIMITED PARTNERSHIP	ST. PETER PORT	GUERNSEY	23.84		23.84	23.84		23.84	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
GLS (GP) LIMITED	ST. PETER PORT	GUERNSEY	15.12		15.12	15.12		15.12	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE AG	WILDENBRUCH	GERMANY	13.25		13.25	13.25		13.25	GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN	GERMANY	94.00		94.00	94.00		94.00	HVB PROJEKT GMBH	(a)
GOLFPARK KLOPEINERSEE-SUDKARNTEN G.M.B.H. & CO. KG	ST. KANZIAN	AUSTRIA	15.41		11.24	-		-	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					4.17			-	WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT, REG.GEN.M.B.H.	(a)
GRAND CENTRAL RE LIMITED	HAMILTON	BERMUDA	92.50		92.50	92.50		92.50	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
GRAND HOTEL SAVOIA	CORTINA D'AMPEZZO (BELLUNO)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
GRUNDERFONDS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BA PRIVATE EQUITY GMBH (formerly BA PRIVATE EQUITY GMBH)	(a)
GRUNDERFONDS GMBH & CO KEG	VIENNA	AUSTRIA	100.00		100.00	100.00		-	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					-			100.00	GRUNDERFONDS GMBH	(a)
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH	GERMANY	98.24		98.24	98.24		98.24	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
GRUNDSTUCKSGESELLSCHAFT SIMON BESCHRANKT HAFTENDE KOMMANDITGESELLSCHAF	MUNICH	GERMANY	100.00		92.50	100.00		92.50	DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT MBH	(a)
					7.50			7.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
GUS CONSULTING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
GUSTAV-KRAMER-STRASSE 5C VERWALTUNGS GMBH	VIENNA	AUSTRIA	25.50		25.50	25.50		25.50	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
H & B IMMOBILIEN GMBH & CO. OBJEKTE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
H.F.S ISTAMBUL 1 GAYRIMENKUL YONETIMI LIMITED SIRKETI	ISTANBUL	TURKEY	100.00		99.00	100.00		99.00	H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 4 KG	(a)
					1.00			1.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH	GERMANY	100.00		90.00	100.00		90.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
					10.00			10.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 19 GMBH & CO. KG	MUNICH	GERMANY	100.00		100.00	100.00		50.00	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					-				WEALTHCAP PEIA KOMPLEMENTAR GMBH (formerly HVBFF VERWALTUNGS GMBH)	(a)
H.F.S. IMMOBILIENFONDS EUROPA 1 BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 2 BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 3 BETEILIGUNGS B.V.	DEN HAAG	NETHERLANDS	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 4 KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 5 KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. ISTAMBUL 2 GAYRIMENKUL YONETIMI LIMITED SIRKETI	ISTANBUL	TURKEY	100.00		99.00	100.00		99.00	H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 4 KG	(a)
					1.00			1.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. LEASINGFONDS GMBH	EBERSBERG	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. SCHIFFS-LEASINGFONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. LEASINGFONDS GMBH	(a)
H.F.S. VALUE MANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 3 KG GMBH & CO. KG	MUNICH	GERMANY	100.00		50.00	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
					50.00			50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 4 GMBH & CO. KG	MUNICH	GERMANY	100.00		50.00	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
					50.00			50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
HALOS GMBH & CO. OBJEKT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVZ GMBH & CO. OBJEKT KG	(a)
HANSEATISCHE VERLAGS-BETEILIGUNGS AKTIENGESELLSCHAFT	HAMBURG	GERMANY	31.25		31.25	31.25		31.25	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
HASSER IMMOBILIARE	FROSINONE	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
HAUS VIOLA SONNENBLUME SENIORENBETREUUNGSGESELLSCHAFT MBH & CO KEG	VIENNA	AUSTRIA	99.80		99.80	100.00		66.67	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					-			33.33	BA-CA ADAGIO LEASING GMBH	(a)
HAWA GRUNDSTUCKS GMBH & CO. OHG HOTELVERWALTUNG	MUNICH	GERMANY	100.00		99.50	100.00		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
					0.50			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HAWA GRUNDSTUCKS GMBH & CO. OHG IMMOBILIENVERWALTUNG	MUNICH	GERMANY	100.00		99.50	100.00		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
					0.50			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HEIZKRAFTWERK COTTBUS VERWALTUNGS GMBH	MUNICH	GERMANY	33.33		33.33	33.33		33.33	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HEIZKRAFTWERKE-POOL-VERWALTUNGS-GMBH	MUNICH	GERMANY	33.33		33.33	33.33		33.33	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HERKU LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
HISI - HOLDING DI INVESTIMENTO IN SANITA' ED INFRASTRUTTURE SRL	MILAN	ITALY	40.00		40.00	40.00		40.00	UNICREDIT MERCHANT SPA (formerly CAPITALIA MERCHANT SPA)	(a)
HMIS MANAGEMENT INFORMATION & SERVICE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HOFGARTEN REAL ESTATE B.V.	AMSTERDAM	NETHERLANDS	47.17		47.17	50.52		50.52	TERRONDA DEVELOPMENT B.V.	(a)
HOKA LEASING-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
HONEU LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.55		74.66	99.89		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					24.89			24.89	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
HOTEL SEDDINER SEE GMBH	BERLIN	GERMANY	94.00		94.00	94.00		94.00	HVB PROJEKT GMBH	(a)
HP IT-SOLUTIONS GMBH	INNSBRUCK	AUSTRIA	22.22		11.11	22.22		11.11	DIREKTANLAGE.AT AG	(a)
					11.11			11.11	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
HROK DOO	ZAGREB	CROATIA	14.70		14.70	14.70		14.70	ZAGREBACKA BANKA DD	(a)
HSBC INFRASTRUCTURE FUND II L.P. A	LONDON	UNITED KINGDOM	15.00		15.00	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HUMAN RESOURCES SERVICE AND DEVELOPMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
HVB - LEASING PLUTO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB ALTERNATIVE ADVISORS LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB ALTERNATIVE FINANCIAL PRODUCTS AG (ora HVB ALTERNATIVE FINANCIAL PRODUCTS AG IN ABWICKLUNG)	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB ASIA ADVISERS SDN. BHD.	KUALA LAMPUR	MALAYSIA	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB ASIA LIMITED	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB ASSET LEASING LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	HVB INTERNATIONAL ASSET LEASING GMBH	(a)
					-			-	HVB LONDON INVESTMENTS (CAM) LIMITED	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
HVB ASSET MANAGEMENT ASIA LTD.	SINGAPORE	SINGAPORE	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB ASSET MANAGEMENT HOLDING G MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB AUSTRALIA PTY LTD.	SYDNEY	AUSTRALIA	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB AUTO LEASING EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	HVB LEASING OOD	(a)
HVB BANCA PENTRU LOCUINTE S.A.	BUCHAREST	ROMANIA	100.00		55.00	100.00		55.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
					35.00			35.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					10.00			10.00	UNICREDIT TIRIAC BANK S.A.	(a)
HVB BANQUE LUXEMBOURG SOCIETE ANONYME	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPE BLANC LLC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL ASIA LIMITED	HONG KONG	CHINA	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC II	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC III	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VI	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VIII	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL PARTNERS AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL PARTNERS S.A.R.L.	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	HVB CAPITAL PARTNERS AG	(a)
HVB CESAR D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		70.00	100.00		70.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					30.00			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB CONSULT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB DIREKT GESELLSCHAFT FUR DIREKTSERVICE UND DIREKTVERTRIEB MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB ENERGY HOLDINGS LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB EXPERTISE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB EXPORT LEASING GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB FIERO LEASING OOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB FINANCE LONDON LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB FUNDING TRUST II	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB FUNDING TRUST VIII	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB GLOBAL ASSETS COMPANY (GP), LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK	U.S.A.	5.00		4.99	5.00		4.99	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					0.01			0.01	HVB GLOBAL ASSETS COMPANY (GP), LLC	(a)
HVB HONG KONG LIMITED	HONG KONG	CHINA	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB IMMOBILIEN AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB INDUSTRIEBETEILIGUNGSGESELLSCHAFT S.A.R.L.	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB INFORMATION SERVICES GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB INTERNATIONAL ASSET LEASING G MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB INVESTITIONSBANK GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
HVB INVESTMENTS (UK) LIMITED	ISOLE CAYMAN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LEASING CPB D.O.O.	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		70.00	100.00		70.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					30.00			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB LEASING GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LEASING INTERNATIONAL GMBH & CO. KG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
HVB LEASING LIMITED PARTNERSHIP	WILMINGTON	U.S.A.	100.00		99.00	100.00		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					1.00			100.00	HVB CAPE BLANC LLC	(a)
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB LEASING OOD	SOFIA	BULGARIA	100.00		90.00	100.00		90.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					10.00			10.00	UNICREDIT BULBANK AD	(a)
HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB LIFE SCIENCE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (AVON) LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (BLACKWATER) LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (CAM) LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LONDON TRADING LTD.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB MG LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB MORTGAGE CAPITAL CORP.	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB PGUP LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB PRINCIPAL EQUITY GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB PROFIL GESELLSCHAFT FUR PERSONALMANAGEMENT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB PROJEKT EMILIENHOF GMBH & CO. KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT GMBH	MUNICH	GERMANY	100.00		94.00	100.00		94.00	HVB IMMOBILIEN AG	(a)
					6.00			6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB RATING ADVISORY GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB REALTY CAPITAL INC.	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB RUSSELL MANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB SECUR GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB SERVICES SOUTH AFRICA (PROPRIETARY) LIMITED	JOHANNESBURG	SOUTH AFRICAN REPUBLIC	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB SINGAPORE LIMITED	SINGAPORE	SINGAPORE	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB SUPER LEASING EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB TECTA GMBH	MUNICH	GERMANY	100.00		94.00	100.00		94.00	HVB IMMOBILIEN AG	(a)
					6.00			6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB U.S. FINANCE INC.	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 1 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 3 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 4 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 4.1 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.4 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.6 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 5 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 7 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 8 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVBFF BAUMANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF INTERNATIONAL GREECE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVBFF INTERNATIONALE LEASING GMBH	(a)
HVBFF INTERNATIONALE LEASING GMBH	MUNICH	GERMANY	100.00		90.00	100.00		90.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
					10.00			10.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF KAPITALVERMITTLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO ERSTE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING OBJEKT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF LEASING-FONDS VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF OBJEKT BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF OBJEKT LEIPZIG GMBH	LEIPZIG	GERMANY	70.00		70.00	70.00		70.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF PRODUKTIONSHALLE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING GARO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING JUPITER KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING NANO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING RUBIN KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING SMARAGD KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
HVB-LEASING ZAFIR KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVZ GMBH & CO. OBJEKT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HVZ GMBH & CO. OBJEKT UNTERFOHRING KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPERION IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.00		99.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
HYPO (UK) HOLDINGS LIMITED I.L.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					...			...	HVB IMMOBILIEN AG	(a)
HYPO-BA LEASING SUD GMBH	KLAGENFURT	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT GLOBAL LEASING SPA	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPO-REAL HAUS & GRUNDBESITZ GESELLSCHAFT MBH & CO. IMMOBILIEN-VERMIETUNGS KG	MUNICH	GERMANY	80.00		80.00	80.00		80.00	HVB PROJEKT GMBH	(a)
HYPO-REAL HAUS- UND GRUNDBESITZ GESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HYPOVEREINS IMMOBILIEN EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT BULBANK AD	(a)
HYPOVEREINSFINANCE N.V.	AMSTERDAM	NETHERLANDS	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
I.C.M.	REZZATO (BRESCIA)	ITALY	61.00		61.00	61.00		61.00	UNICREDIT BANCA SPA (formerly UNICREDIT SERVIZI RETAIL UNO SPA)	(b)
I.M.E.S. - INDUSTRIA MECCANICA E STAMPAGGIO	SUMIRAGO (VARESE)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
ICLA COSTRUZIONI GENERALI	NAPLES	ITALY	26.02		26.02	26.02		26.02	UNICREDIT CORPORATE BANKING SPA	(b)
I-FABER SPA	MILAN	ITALY	65.32	65.32		65.32	65,32		UNICREDIT SPA	(a)
IFEM N LIQUIDATION	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
IGICOR (N LIQUIDATION)	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
IGM SPA	SANT'ELPIDIO A MARE (ASCOLI PICENO)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(b)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
III-INVESTMENTS LUXEMBOURG S.A.	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	(a)
ILTE HOLDING SPA	TURIN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
IMAT (N LIQUIDATION)	CASTEL SAN PIETRO TERME (BOLOGNA)	ITALY	97.08		96.67	97.08		96.67	UNICREDIT CORPORATE BANKING SPA	(b)
					0.41			0.41	UNICREDIT BANCA SPA (formerly UNICREDIT SERVIZI RETAIL UNO SPA)	(b)
IMM.EDIL.SEI	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)
IMMOBILIEN RATING GMBH	VIENNA	AUSTRIA	99.00		61.00	99.00		61.00	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
					19.00			19.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					19.00			19.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
IMMOBILIEN VERMIETUNGS GMBH & CO PROJEKT GUMPENDORFERSTRASSE 140 KEG	VIENNA	AUSTRIA	46.30		46.30	87.50		87.50	REAL INVEST IMMOBILIEN GMBH	(a)
IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN	GERMANY	99.50		99.25	99.50		99.25	ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	(a)
					0.25			0.25	ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	(a)
IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN	GERMANY	95.00		95.00	95.00		95.00	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	(a)
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
IMMORENT-THETA GRUNDVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
IMPRESA ARMANDO TORRI SPA	MILAN	ITALY	22.65		22.65	22.65		22.65	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
IMWA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
INDUSTRIA BRIANTEA GIOCATTOLI N LIQUIDATION	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
INDUSTRIA LIBRARIA TIPOGRAFICA EDITRICE SPA	MONCALIERI (TURIN)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
INDUSTRIE-IMMOBILIEN-VERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.90		99.90	99.90		99.90	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	VIENNA	AUSTRIA	50.00		49.99	50.00		49.99	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					...			...	PIONEER INVESTMENTS AUSTRIA GMBH	(a)
					...			...	ASSET MANAGEMENT GMBH	(a)
INFRAM ONE CORPORATION	DELAWARE	U.S.A.	37.50		37.50	37.50		37.50	BLUE CAPITAL EQUITY GMBH	(a)
INFRASTRUKTUR HOLDING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
INFRASTRUKTUR PLANUNGS- UND ENTWICKLUNGS GMBH	VIENNA	AUSTRIA	45.00		45.00	45.00		45.00	INFRASTRUKTUR HOLDING GMBH	(a)
INIZIATIVE IMMOBILIARI S.R.L.	MILAN	ITALY	13.87	13.87		13.87	13,87		UNICREDIT SPA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
INPROX CHOMUTOV, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
INPROX KARLOVY VARY, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
INPROX KLADNO, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
INPROX SR I., SPOL. S R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
INTERKONZUM DOO SARAJEVO	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	BACA GIOCONDO NEKRETNINE D.O.O., SARAJEVO	(a)
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH	GERMANY	94.00		94.00	94.00		94.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
INTERPORTO ROMA EST	ROME	ITALY	95.00		95.00	95.00		95.00	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
INTERPORTO SUD EUROPA SPA	LOC. PONTESELICE (CASERTA)	ITALY	23.29		23.29	23.29		23.29	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
INTRO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
INVESCO REAL ESTATE GERMANY L.L.C.	WILMINGTON	U.S.A.	24.90		24.90	24.90		24.90	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GERMANY L.P.	NEW YORK	U.S.A.	24.65		24.65	24.65		24.65	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GMBH	MUNICH	GERMANY	24.90		24.90	24.90		24.90	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
IPE EURO WAGON L.P.	ST. HELIER	JERSEY	37.54		37.54	-		-	HVB CAPITAL PARTNERS AG	(a)
IPG-INDUSTRIEPARK GYOR PROJEKTIERUNGSGESELLSCHAFT M.B.H.	GERASDORF	AUSTRIA	40.00		40.00	40.00		40.00	UNICREDIT GLOBAL LEASING SPA	(a)
IPSE 2000 SPA	ROME	ITALY	50.00	50.00		50.00	50,00		UNICREDIT SPA	(a)
IRFIS - MEDIOCREDITO DELLA SICILIA SPA	PALERMO	ITALY	76.26		76.26	76.26		76.26	BANCO DI SICILIA SPA (formerly UNICREDIT SERVIZI RETAIL TRE SPA)	(a)
IRODAHAZ TANACSADO KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	ALFA HOLDING INGATLANSZOLGALTATO KFT.	(a)
ISAR-SEINE IMMOBILIEN GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ISB UNIVERSALE BAU GMBH	BRANDENBURG	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
ISPONA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
ISTITUTO DELLA ENCICLOPEDIA ITALIANA FONDATA DA G.TRECCANI SPA	ROME	ITALY	12.00	12.00		12.00	12,00		UNICREDIT SPA	(a)
ISTITUTO EUROPEO DI ONCOLOGIA SRL	MILAN	ITALY	13.70	13.70		13.70	13,70		UNICREDIT SPA	(a)
ISTITUTO PER IL CREDITO SPORTIVO EDP	ROME	ITALY	10.81	10.81		10.81	10,81		UNICREDIT SPA	(a)
ISTITUTO PER L'EDILIZIA ECONOMICA E POPOLARE DI CATANIA SPA N LIQUIDATION	CATANIA	ITALY	20.00	20.00		20.00	20,00		UNICREDIT SPA	(a)
ISTRA GOLF DOO	UMAG	CROATIA	100.00		100.00	100.00		100.00	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	(a)
ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	UMAG	CROATIA	71.80		71.80	71.80		71.80	ZAGREBACKA BANKA DD	(a)
ITALCARNI SOC.COOP.A R.L.	MIGLIARINA DI CARPI (MODENA)	ITALY	17.95		17.95	13.43		13.43	UNICREDIT CORPORATE BANKING SPA	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
ITALTEL SPA	SETTIMO MILANESE (MILAN)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
ITP FINANZSERVICE VERWALTUNGSGESELLSCHAFT MBH	SALZKOTTEN	GERMANY	29.98		29.98	29.98		29.98	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
IVONA BETEILIGUNGSVERWALTUNG GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
JAKALA PROMOPLAN	MILAN	ITALY	74.09		74.09	74.09		74.09	UNICREDIT CORPORATE BANKING SPA	(b)
JANA KAZIMIERZA DEVELOPMENT	WARSAW	POLAND	100.00		100.00	100.00		100.00	PEKAO PROPERTY SA (formerly BPH REAL ESTATE SA)	(a)
JAUSERN-LEASING GESELLSCHAFT M .B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
JOHA GEBAUDE-ERRICHTUNGS-UND VERMIETUNGSGESELLSCHAFT MBH	LEONDING	AUSTRIA	99.03		99.03	99.03		99.03	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
JOINET SRL	BOLOGNA	ITALY	100.00		100.00	100.00		100.00	I-FABER SPA	(a)
JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	KIEV	UKRAINE	94.47		82.12	94.50		82.15	PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	(a)
					12.35			12.35	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
JSC ATF BANK	ALMATY CITY	KAZAKHSTAN	99.60		99.60	99.86		99.86	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
JUNIORS PLAYTIME	PIANORO (BOLOGNA)	ITALY	31.29		23.91	31.29		23.91	UNICREDIT CORPORATE BANKING SPA	(b)
					7.38			7.38	UNICREDIT BANCA SPA (formerly UNICREDIT SERVIZI RETAIL UNO SPA)	(b)
KADMOS IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
KAMILLE SENIORENRESIDENZ IMMOBILIEN G.M.B.H. & CO. KEG	VIENNA	AUSTRIA	99.80		99.80	99.99		66.66	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					-			33.33	BA-CA ADAGIO LEASING GMBH	(a)
KAPITAL-BETEILIGUNGS AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	20.00		20.00	20.00		20.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
KELLER CROSSING L.P.	ATLANTA	U.S.A.	100.00		100.00	100.00		100.00	US PROPERTY INVESTMENTS INC.	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE II KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE III KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KLEA ZS-IMMOBILIENVERMIETUNG G. M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
KLEA ZS-LIEGENSCHAFTSVERMIETUNG G.M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
KOC FINANSAL HIZMETLER AS	ISTANBUL	TURKEY	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
KÖHLER & KRENZER FASHION AG	EHRENBERG	GERMANY	50.00		50.00	50.00		50.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW	POLAND	34.44		34.44	34.44		34.44	BANK PEKAO SA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
KREDITGARANTIEGEMEINSCHAFT DES BAYERISCHEN HANDWERKS GMBH	MUNICH	GERMANY	12.00		12.00	12.00		12.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
KREDITGARANTIEGEMEINSCHAFT DES HOTEL- UND GASTSTATTENGEWERBES IN BAYERN GMBH	MUNICH	GERMANY	12.00		12.00	12.00		12.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	CARD COMPLETE SERVICE BANK AG	(a)
KUNSTFORUM HANDELSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
KUNSTHAUS LEASING GMBH	VIENNA	AUSTRIA	100.00		95.00	100.00		95.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					5.00			5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
KYNESTE SPA	ROME	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
LA GRANDE CUCINA SPA	ROME	ITALY	11.03		11.03	11.03		11.03	UNICREDIT MERCHANT SPA (formerly CAPITALIA MERCHANT SPA)	(a)
LAGERMAX LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LAIMBERG 81. V V AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
LANDOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
LARGO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		98.80	100.00		99.00	VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LASER (IN LIQUIDATION)	MILAN	ITALY	22.00		22.00	22.00		22.00	UNICREDIT CORPORATE BANKING SPA	(b)
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.00		99.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
LAURO VENTIDUE SPA	MILAN	ITALY	24.26		24.26	24.26		24.26	HVB CAPITAL PARTNERS AG	(a)
LEASFINANZ BANK GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (Formerly CALG 434 GRUNDSTUCKVER	(a)
LEASFINANZ GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	LF BETEILIGUNGEN GMBH	(a)
LEASING 431 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	17.20		17.20	20.40		20.40	CALG IMMOBILIEN LEASING GMBH	(a)
LEASING 439 GMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
LEGATO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
LF BETEILIGUNGEN GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (Formerly CALG 434 GRUNDSTUCKVER	(a)
LFL LUFTFAHRZEUG LEASING GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
LIBA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		49.00	50.00		49.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LIFE BRITANNIA GP LIMITED	UXBRIDGE	UNITED KINGDOM	100.00		100.00	100.00		100.00	LIFE BRITANNIA MANAGEMENT GMBH (Formerly MLI MUNCHENER LEASING & INVESTITION ELFTE GMBH)	(a)
LIFE BRITANNIA MANAGEMENT GMBH (ex MLI MUNCHENER LEASING & INVESTITION ELFTE GMBH)	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
LIFE MANAGEMENT ERSTE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
LIFE MANAGEMENT ZWEITE GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
LIFE SCIENCE I BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	(a)
LIFE VERWALTUNGS ERSTE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
LIFE VERWALTUNGS ZWEITE GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
LIMA SPA N LIQUIDATION - IN CONCORDATO PREVENTIVO	BRESCIA	ITALY	15.00	15.00		15.00	15,00		UNICREDIT SPA	(a)
LIMITED LIABILITY COMPANY B.A. REAL ESTATE	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
LIMITED LIABILITY PARTNERSHIP PROFIX COMPANY	KIEV	UKRAINE	80.00		80.00	80.00		80.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
LINO HOTEL-LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LION/ASR EQUITY PARTNERS L.P.	GEORGE TOWN	CAYMAN ISLANDS	17.02		17.02	-		-	HVB CAPITAL PARTNERS AG	(a)
LIPARK LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
LLC AI LINE	MOSCOW	RUSSIA	99.90		99.90	99.90		99.90	UNICREDIT ATON INTERNATIONAL LIMITED (ora UNICREDIT SECURITIES INTERNATIONAL LIMITED)	(a)
LLC ALTERA-REALITY	KIEV	UKRAINE	99.00		99.00	99.00		99.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
LLC LAZUR	SHEVASTOPOL	UKRAINE	11.02		11.02	11.02		11.02	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
LLC UKROTSBUD	KIEV	UKRAINE	99.00		99.00	99.00		99.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
LNC (SPV-AMC) CORP	TAGUIG	PHILIPPINES	40.00		40.00	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
LNC INVESTMENT HOLDING INC	TAGUIG	PHILIPPINES	98.52		98.52	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
LNC3 ASSET MANAGEMENT INC.	TAGUIG	PHILIPPINES	40.00		40.00	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
LOCALMIND SPA	MILAN	ITALY	95.76	95.76		95.76	95,76		UNICREDIT SPA	(a)
LOCAT CROATIA DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
LOCAT SPA (ora UNICREDIT LEASING SPA)	BOLOGNA	ITALY	100.00		90.84	100.00		90.84	UNICREDIT GLOBAL LEASING SPA	(a)
				9.16			9,16		UNICREDIT SPA	(a)
LORIT IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	25.00		25.00	25.00		25.00	CALG IMMOBILIEN LEASING GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
LOWES LIMITED	NICOSIA	CYPRUS	100.00		100.00	100.00		100.00	AI BETEILIGUNG GMBH	(a)
LTD SI&C AMC UKRSOTS REAL ESTATE	KIEV	UKRAINE	100.00		100.00	100.00		100.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	VIENNA	AUSTRIA	98.04		98.04	100.00		100.00	UNICREDIT MOBILIEN LEASING GMBH	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B. H. & CO. MCL THETA K	VIENNA	AUSTRIA	-		-	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. CEE PROPERTY INVEST GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. ETA REAL ESTATE MANAGEMENT S.R.O. .	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		99.95	100.00		99.95	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
					0.05			0.05	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. IMMOBILIEN GESELLSCHAFT M.B.H. & CO. KG	VIENNA	AUSTRIA	50.00		50.00	100.00		-	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. IMMOBILIEN GESELLSCHAFT M.B.H. & CO. KG	VIENNA	AUSTRIA	50.00		-	100.00		100.00	REAL INVEST IMMOBILIEN GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO SEKUNDA KEG	VIENNA	AUSTRIA	-		-	100.00		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO. PRIMERA KEG	VIENNA	AUSTRIA	-		-	100.00		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PROPERTY INVEST GMBH & CO. DELTA KEG	VIENNA	AUSTRIA	-		-	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. REAL ESTATE MANAGEMENT JOTA BRATISLAVA S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. ZETA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
MALGARA FINANZIARIA SRL	TREVISO	ITALY	49.00		49.00	49.00		49.00	UNICREDIT CORPORATE BANKING SPA	(a)
MARIENPLATZ GROSSGARAGE GMBH	MUNICH	GERMANY	66.67		66.67	66.67		66.67	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MARINA CITY ENTWICKLUNGS AG	VIENNA	AUSTRIA	25.00		25.00	25.00		25.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
MARKETING ZAGREBACKE BANKE DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ	SPAIN	99.96		99.96	100.00		100.00	UNICREDIT PEGASUS LEASING GMBH	(a)
MARTUR SUNGER VE KOLTUK TESISLERI TICARET VE SANAYI A. S.	ISTANBUL	TURKEY	20.00		20.00	20.00		20.00	HVB CAPITAL PARTNERS AG	(a)
MARZOLI SPA	PALAZZOLO SULL'OGLIO (BRESCIA)	ITALY	15.00		15.00	15.00		15.00	UNICREDIT MERCHANT SPA (formerly CAPITALIA MERCHANT SPA)	(a)
MATHER MA LEASING GMBH & CO OHG	VIENNA	AUSTRIA	-		-	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
MC MARKETING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
MC RETAIL GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	MC MARKETING GMBH	(a)
MCC - SOFIPA INTERNATIONAL S.A. EN LIQUIDATION	BRUXELLES	BELGIO	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
MCM HOLDING SPA	NAPLES	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
MCM MANIFATTURE COTONIERE MERIDIONALI SPA	SALERNO	ITALY	91.47		91.47	91.47		91.47	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
MEDIA DRUCK GMBH	TULLN	AUSTRIA	20.00		20.00	20.00		20.00	MEZZANIN FINANZIERUNGS AG	(a)
MEDIOINVEST SRL	PERUGIA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
MEGAPARK INVEST GMBH	VIENNA	AUSTRIA	40.00		40.00	40.00		40.00	PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	(a)
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH & CO. VERWALTUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
MERIAN GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
MERKURHOF GRUNDSTUCKSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
METIS SPA	MILAN	ITALY	17.47	17.47		17.47	17.47		UNICREDIT SPA	(a)
METROPOLIS SP. ZO.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	PEKAO PROPERTY SA (formerly BPH REAL ESTATE SA)	(a)
MEZZANIN FINANZIERUNGS AG	VIENNA	AUSTRIA	56.67		56.67	56.67		56.67	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
MFG FLUGHAFEN-GRUNDSTUCKSVER WALTUNGSGESELLSCHAFT MBH & CO BETA KG	GRUNWALD	GERMANY	10.56		10.56	10.56		10.56	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MFT MULTIFUNKTIONALE TRAININGSGERATE GMBH	GUNTRAMSDORF	AUSTRIA	52.49		52.49	52.49		52.49	EK MITTELSTANDSFINANZIERUNGS AG	(a)
MIDA FOR INVESTMENT AND CONSTRUCTION S.R.L.	ROME	ITALY	84.00		84.00	84.00		84.00	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
MIDA SPA	ARZANO (NAPLES)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
MILARIS S.A. EN LIQUIDATION	PARIS	FRANCE	100.00		100.00	100.00		100.00	SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	(a)
MILLETERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT BERLIN-BRANDENBURG GMBH	SCHWERIN	GERMANY	11.56		11.56	11.56		11.56	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT MECKLENBURG-VORPOMMERN MBH	SCHWERIN	GERMANY	15.40		15.40	15.40		15.40	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN MBH	DRESDEN	GERMANY	11.84		11.84	11.84		11.84	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN-ANHALT MIT BESCHRANKTER HAFTUNG	MAGDEBURGO	GERMANY	12.70		12.70	12.70		12.70	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT THURINGEN MBH	ERFURT	GERMANY	13.38		13.38	13.38		13.38	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MIZUHO CORPORATE BANK - BA INVESTMENT - CONSULTINGGMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
MM OMEGA PROJEKTENTWICKLUNGS GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
MOBILITY CONCEPT GMBH	UNTERHACHING	GERMANY	60.00		60.00	60.00		60.00	HVB LEASING GMBH	(a)
MOC VERWALTUNGS GMBH	MUNICH	GERMANY	23.00		23.00	23.00		23.00	HVB PROJEKT GMBH	(a)
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH	GERMANY	23.00		23.00	23.00		23.00	HVB PROJEKT GMBH	(a)
MOGRA LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
MOLL HOLDING GESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
MONTE LUCENTE IMMOBILIARE SRL	CASALNUOVO DI NAPLES (NAPLES)	ITALY	30.00		30.00	30.00		30.00	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
MOTEL LE QUERCE	PERUGIA	ITALY	32.50		32.50	32.50		32.50	UNICREDIT CORPORATE BANKING SPA	(b)
MOTION PICTURE MARKETS GMBH & CO KG	GRUNWALD	GERMANY	50.00		50.00	50.00		50.00	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
MOTION PICTURE MARKETS HOLDING GMBH	GRUNWALD	GERMANY	33.33		33.33	33.33		33.33	MOVIE MARKET BETEILIGUNGS GMBH	(a)
MOTION PICTURE PRODUCTION GMBH	GRUNWALD	GERMANY	51.20		51.20	51.20		51.20	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
MOVIE MARKET BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
MOZFUND (PROPRIETARY) LIMITED	SANDTON	SOUTH AFRICAN REPUBLIC	40.00		40.00	12.50		12.50	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MTS-CETO SA	WARSAW	POLAND	11.28		8.39	11.28		8.39	BANK PEKAO SA	(a)
					2.89			2.89	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
MUHOGA MUNCHNER HOCHGARAGEN GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH	GERMANY	25.00		25.00	25.00		25.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MUTNEGRA BETEILIGUNGS- UND VERWALTUNGS-GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
MY BETEILIGUNGS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
MY DREI HANDELS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
MY FUNF HANDELS GMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
N665UA OFFSHORE GP, LLC	WILMINGTON	U.S.A.	33.33		33.33	33.33		33.33	BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
N665UA OFFSHORE OP, L.P.	WILMINGTON	U.S.A.	33.20		33.20			0.00	BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	(a)
NADINION VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
NAKUPNI PARK KRETA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	57.50		51.50	57.50		51.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					6.00			6.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
NET INSURANCE SPA	ROME	ITALY	13.04		13.04	13.04		13.04	UNICREDIT CONSUMER FINANCING BANK SPA	(a)
NEUBAU AUGASSE 9 ERRICHTUNGS- UND VERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	95.00		95.00	95.00		95.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
NOMISMA - SOCIETÀ DI STUDI ECONOMICI SPA	BOLOGNA	ITALY	13.10		8.70	13.10		8.70	UNICREDIT MERCHANT SPA (formerly CAPITALIA MERCHANT SPA)	(a)
				4.40			4,40		UNICREDIT SPA	(a)
NORDAUTO PIMAZZONI (IN LIQUIDATION)	VERONA	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)
NOTARTREUHANDBANK AG	VIENNA	AUSTRIA	25.00		25.00	25.00		25.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
NUOVA GELA SVILUPPO S.C.P.A.	GELA (CALTANISETTA)	ITALY	14.00		14.00	14.00		14.00	IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	(a)
NUOVA TEATRO ELISEO SPA	ROME	ITALY	41.02	41.02		41.02	41,02		UNICREDIT SPA	(a)
NXP CO-INVESTMENT PARTNERS VIII L.P.	LONDON	UNITED KINGDOM	85.00		85.00	85.00		85.00	HVB CAPITAL PARTNERS AG	(a)
OAK RIDGE INVESTMENT LLC	WILMINGTON	U.S.A.	49.00		49.00	49.00		49.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
OBERBANK AG	LINZ	AUSTRIA	33.33		29.14	34.25		32.78	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					4.19			1.47	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
OBERBANK KB LEASING GESELLSCHAFT M.B.H.	LINZ	AUSTRIA	24.00		24.00	24.00		24.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
OBEROSTERREICHISCHE UNTERNEHMENSBETEILIGUNGSGESELLSCHAFT M.B.H.	LINZ	AUSTRIA	10.93		10.93	10.93		10.93	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
OBJEKT SECUNDA V.O.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	REAL INVEST PROPERTY GMBH & CO ZETA KEG	(a)
OBJEKT TERTIA V.O.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	REAL INVEST PROPERTY GMBH & CO ETA KEG	(a)
OBJEKT-LEASE GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		49.23	50.00		49.23	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.77			0.77	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
OESTERREICHISCHE CLEARINGBANK AG	VIENNA	AUSTRIA	20.75		20.75	20.75		20.75	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	49.15		24.75	49.15		24.75	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
					16.14			16.14	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					8.26			8.26	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
OFI SPA	PALERMO	ITALY	51.18		51.18	51.18		51.18	UNICREDIT CORPORATE BANKING SPA	(b)
OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	VIENNA	AUSTRIA	86.12		86.12	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GRUNDSTUCKSENTWICKLUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
OMNIA GRUNDSTUCKS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. BETRIEBS KG	MUNICH	GERMANY	100.00		94.00	100.00		94.00	HVB IMMOBILIEN AG	(a)
					6.00			6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG	MUNICH	GERMANY	100.00		94.00	100.00		94.00	HVB IMMOBILIEN AG	(a)
					6.00			6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT HAIDENAUPLATZ KG	MUNICH	GERMANY	100.00		94.00	100.00		94.00	HVB IMMOBILIEN AG	(a)
					6.00			6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH	GERMANY	100.00		94.00	100.00		94.00	HVB IMMOBILIEN AG	(a)
					6.00			6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
OOO UNICREDIT LEASING	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
OPEN SAVING PENSIOON FUND OTAN JSC	ALMATY CITY	KAZAKHSTAN	83.08		83.08	83.08		83.08	JSC ATF BANK	(a)
ORBIT ASSET MANAGEMENT LIMITED	HAMILTON	BERMUDA	50.00		50.00	50.00		50.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	(a)
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ORIDIS BIOMED FORSCHUNGS UND ENTWICKLUNGS GMBH	GRAZ	AUSTRIA	21.49		21.49	21.49		21.49	GRUNDERFONDS GMBH % CO KEG	(a)
OSCA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH & CO. KG	GRUNWALD	GERMANY	18.00		18.00	18.00		18.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
OSTERREICHISCHE WERTPAPIERDATEN SERVICE GMBH	VIENNA	AUSTRIA	29.30		29.30	29.30		29.30	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH	GERMANY	100.00		60.00	100.00		60.00	T & P VASTGOED STUTTGART B.V.	(a)
					30.00			30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
					10.00			10.00	HVB PROJEKT GMBH	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH	GERMANY	100.00		60.00	100.00		60.00	T & P VASTGOED STUTTGART B.V.	(a)
					30.00			30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
					10.00			10.00	HVB PROJEKT GMBH	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
OTHMARSCHEN PARK HAMBURG WOHN- UND GEWERBEPARK GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
P.B. SRL N LIQUIDATION	MILAN	ITALY	10.72		6.76	10.72		6.76	UNICREDIT CORPORATE BANKING SPA	(a)
				3.96			3,96		UNICREDIT SPA	(a)
P25 LIMITED PARTNERSHIP INCORPORATE	ST. PETER PORT	UNITED KINGDOM	14.53		14.53	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
PALAIS ROTHSCHILD VERMIETUNGS G MBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OEG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALATIN GRUNDSTUCKVERWALTUNGS GESELLSCHAFT M.B.H.	STOCKERAU	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PANEM ITALIA	MUGGIO' (MILAN)	ITALY	80.90		80.90	80.90		80.90	UNICREDIT CORPORATE BANKING SPA	(b)
PANHANS MASCHINENBAU GMBH	MICHELDORF	AUSTRIA	49.00		49.00	49.00		49.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
PARMACOTTO SPA	PARMA	ITALY	51.00		51.00	51.00		51.00	UNICREDIT CORPORATE BANKING SPA	(b)
PAR-TEC SPA	MILAN	ITALY	15.00		15.00	15.00		15.00	UNICREDIT MERCHANT SPA (formerly CAPITALIA MERCHANT SPA)	(a)
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.60	100.00		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.20			0.20	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PASC IN FALLIMENTO	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
PAYLIFE BANK GMBH	VIENNA	AUSTRIA	23.86		13.58	23.86		13.58	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					5.78			5.78	EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	(a)
					4.50			4.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
PEGASUS BAUTRAGER GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
PEGASUS PROJECT STADTHAUS HALLE GMBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
PEKAO AUTO FINANSE SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	PEKAO LEASING HOLDING S.A.	(a)
PEKAO BANK HIPOTECZNY S.A. (ex BPH BANK HIPOTECZNY S.A.)	WARSAW	POLAND	100.00		99.96	100.00		99.96	BANK PEKAO SA	(a)
					0.04			0.04	FINAL HOLDING SP.Z.O.O. (ora HOLDING SP.Z.O.O.)	(a)
PEKAO FAKTORING SP. ZOO	LUBLIN	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO FINANCIAL SERVICES SP. ZOO	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO FUNDUSZ KAPITALOWY SP. ZOO	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO LEASING HOLDING S.A.	WARSAW	POLAND	100.00		80.10	100.00		80.10	BANK PEKAO SA	(a)
					19.90			19.90	UNICREDIT GLOBAL LEASING SPA	(a)
PEKAO LEASING I FINANSE S.A.	WARSAW	POLAND	100.00		100.00	100.00		100.00	PEKAO LEASING HOLDING S.A.	(a)
PEKAO LEASING SP ZO.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
PEKAO PIONEER P.T.E. SA	WARSAW	POLAND	100.00		65.00	100.00		65.00	BANK PEKAO SA	(a)
					35.00			35.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PEKAO PROPERTY SA (ex BPH REAL ESTATE SA)	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO TELECENTRUM SP. ZOO	ZAMOSC	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PELOPS LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
PERSEUS MANAGEMENT LIMITED	ST. HELIER	JERSEY	100.00		100.00	100.00		100.00	HVB INVESTMENTS (UK) LIMITED	(a)
PERTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
PESTSZENTIMREI SZAKORVOSI RENDELO KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
PHG POS - HANDELSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	33.33		33.33	33.33		33.33	CARD COMPLETE SERVICE BANK AG	(a)
PIANA LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON	BERMUDA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN	ITALY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	TEL AVIV	ISRAEL	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER	U.S.A.	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ASSET MANAGEMENT AS	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ASSET MANAGEMENT S.A.I. S.A.	BUCHAREST	ROMANIA	100.00		96.03	100.00		96.03	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
					3.97			3.97	UNICREDIT TIRIAC BANK S.A.	(a)
PIONEER ASSET MANAGEMENT SA	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER CZECH FINANCIAL COMPANY SRO	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER FUNDS DISTRIBUTOR INC	BOSTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT INC	(a)
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON	BERMUDA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	MELBOURNE	AUSTRALIA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG	HONG KONG	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI	TAIWAN	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS LIMITED	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT COMPANY AS	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

			% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS				
NAME	MAIN OFFICE		TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT LLC	MOSCOW	RUSSIA	100.00		99.00	100.00		99.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
					1.00			1.00	PIONEER CZECH FINANCIAL COMPANY SRO	(a)
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ.	MILAN	ITALY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENTS AG	BERNA	SVIZZERA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENTS AUSTRIA GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENTS KAPITALANLAGEGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER PEKAO INVESTMENT FUND COMPANY SA (POLISH NAME: PIONEER PEKAO TFI SA)	WARSAW	POLAND	100.00		100.00	100.00		100.00	PIONEER PEKAO INVESTMENT MANAGEMENT SA	(a)
PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW	POLAND	100.00		51.00	100.00		51.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
					49.00			49.00	BANK PEKAO SA	(a)
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSAW	POLAND	25.00		25.00	25.00		25.00	BANK PEKAO SA	(a)
PIRELLI RE ROMANIA SA	BUCHAREST	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK S.A.	(a)
PIRELLI REAL ESTATE BULGARIA AD	SOFIA	BULGARIA	25.00		25.00	25.00		25.00	UNICREDIT BULBANK AD	(a)
PKBL S.A. (IN LIQUIDATION)	WARSAW	POLAND	84.51		84.51	84.79		84.79	FINAL HOLDING SP.Z.O.O. (ora HOLDING SP.Z.O.O.)	(a)
PLANETHOME AG	UNTERFOHRING	GERMANY	100.00		90.86	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					9.14			-	PLANETHOME AG	(a*)
PLANETHOME GMBH	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	PLANETHOME AG	(a)
PLOTTOS VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS OEG	VIENNA	AUSTRIA	100.00		99.90	100.00		99.90	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	(a)
					0.10			0.10	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
POLIMAR 13 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
POLIMAR 6 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
POLISH BANKING SYSTEM SA IN LIQ	WARSAW	POLAND	48.90		48.90	48.90		48.90	BANK PEKAO SA	(a)
POLSKA PRASA LOKALNA HOLDING S.A.	SADOWA	POLAND	23.91		23.91	23.91		23.91	BANK PEKAO SA	(a)
POMINVEST DD	SPLIT	CROATIA	88.99		88.66	88.95		88.95	ZAGREBACKA BANKA DD	(a)
					0.33			-	POMINVEST DD	(a*)
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PORTIA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
POSATO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
POSATO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PPD DRESSO-COLOR SP ZOO	LODZ	POLAND	10.20		10.20	10.20		10.20	BANK PEKAO SA	(a)
PPP BUDPRESS SP ZOO IN LIQ	WARSAW	POLAND	36.21		36.21	36.21		36.21	BANK PEKAO SA	(a)
PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A.	WARSAW	POLAND	19.78		19.78	19.78		19.78	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		98.80	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	KIEV	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
PRO MAC SPA	MILAN	ITALY	10.40		5.20	10.40		5.20	UNICREDIT CORPORATE BANKING SPA	(a)
				5.20			5,20		UNICREDIT SPA	(a)
PROFINGEST (CONSORZIO)	BOLOGNA	ITALY	12.09		12.09	12.09		12.09	UNICREDIT BANCA SPA (formerly UNICREDIT SERVIZI RETAIL UNO SPA)	(a)
PROJEKTENTWICKLUNG SCHONEFELD VERWALTUNGSGESELLSCHAFT MBH	STUTTGART	GERMANY	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
PROJEKT-GBR KRONSTADTER STRASSE MUNCHEN	MUNICH	GERMANY	75.00		75.00	75.00		75.00	HVB TECTA GMBH	(a)
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
PROPERTY SP. Z.O.O. (N LIQUIDATION)	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PRUNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
PRVA STAMBENA STEDIONICA DD ZA GREB	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
PRZEDSIEBIORSTWO POLIGRAFICZNO WYDAWNICZE UNIPROM SA IN FALLIMENTO	WARSAW	POLAND	10.64		10.64	10.64		10.64	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
PURGE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
QUADRATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
QUERCIA FUNDING SRL	VERONA	ITALY	65.00		65.00	65.00		65.00	UNICREDIT CORPORATE BANKING SPA	(a)
QUERCIA SOFTWARE SPA	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL INFORMATION SERVICES SPA	(a)
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
QUINTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
R.Z.W. CIMDATA AG	WEIMAR	AUSTRIA	31.48		31.48	31.48		31.48	EK MITTELSTANDSFINANZIERUNGS AG	(a)
RAFFAELLO LUXEMBOURG S.C.A	LUXEMBOURG	LUXEMBOURG	15.24		15.24	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
RAILTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
RAMIUS CAPITAL GROUP, L.L.C.	NEW YORK	U.S.A.	24.90		24.90	-		-	BA- ALPINE HOLDINGS, INC.	(a)
RAMIUS FUND OF FUNDS GROUP LLC	NEW YORK	U.S.A.	50.00		50.00	50.00		50.00	HVB ALTERNATIVE ADVISORS LLC	(a)
RAMSES-IMMOBILIENHOLDING GMBH	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	VIENNA	AUSTRIA	99.90		99.90	99.90		99.90	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
RANDUS BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
REAL INVEST ASSET MANAGEMENT CZECH REPUBLIC S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		90.00	100.00		90.00	BANK AUSTRIA REAL INVEST ASSET MANAGEMENT GMBH (formerly BA-CA REAL INVEST ASSET MANAGEMENT GMBH)	(a)
					10.00			10.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST IMMOBILIEN GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH & CO ETA KEG	VIENNA	AUSTRIA	100.00		100.00	100.00		-	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
					-			100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO SPB JOTA KEG	VIENNA	AUSTRIA	-		-	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO ZETA KEG	VIENNA	AUSTRIA	100.00		100.00	100.00		-	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
					-			100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO. EPSILON KEG	VIENNA	AUSTRIA	100.00		100.00	100.00		-	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
					-			100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST VERMOGENSBERATUNG GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
REALITATEN-DEVELOPMENT GMBH	VIENNA	AUSTRIA	26.67		26.67	26.67		26.67	RE-ST.MARX HOLDING GMBH	(a)
REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
REAL-RENT LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
RECHTSVERFOLGUNGSGEMEINSCHAFT FLOWTEX SCHADEN GDBR	MUNICH	GERMANY	15.19		15.19	15.19		15.19	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
REGGIO EMILIA INNOVAZIONE S.C.A R.L.	REGGIO EMILIA	ITALY	11.08	11.08		11.08	11,08		UNICREDIT SPA	(a)
REMBRA LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
RENAULT LEASING CZ, S.R.O.	PRAGUE	CZECH REPUBLIC	50.00		50.00	50.00		50.00	UNICREDIT LEASING CZ, A.S.	(a)
RE-ST.MARX HOLDING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
RHOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
RIL II RAIFFEISEN IMMOBILIEN LEASING GES.M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
ROLIN GRUNDSTUCKSPLANUNGS- UND -VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
ROLO IMPRESA	MILAN	ITALY	98.00		98.00	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ROMCARD S.A.	BUCHAREST	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK S.A.	(a)
ROME AMERICAN HOSPITAL SPA	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB PROJEKT GMBH	(a)
RONDO LEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
RONNDRIESCH 4 HOLDING (LUXEMBURG) SA (ora WEGNER & BETEILIGUNGS - UND HANDELSGESELLSCHAFT IN HAMBURG)	LUXEMBOURG	LUXEMBOURG	17.50		17.50	17.50		17.50	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ROTUS IMMOBILIEN-VERWALTUNGS G MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB TECTA GMBH	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG I.L.	MUNICH	GERMANY	97.00		97.00	97.00		97.00	HVB TECTA GMBH	(a)
RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
RTC S.P.A	MILAN	ITALY	56.37		56.37	56.37		56.37	UNICREDIT CORPORATE BANKING SPA	(b)
RWF REAL - WERT GRUNDSTUCKSVER MIETUNGSGESELLSCHAFTM.B.H. & CO. OBJEKT	VIENNA	AUSTRIA	100.00		99.83	100.00		99.83	CALG IMMOBILIEN LEASING GMBH	(a)
					0.17			0.17	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
S.A.S.E. SPA	PERUGIA	ITALY	11.38	11.38		11.38	11,38		UNICREDIT SPA	(a)
S.I.CRE.F. SRL IN FALLIMENTO	VERONA	ITALY	16.00	16.00		16.00	16,00		UNICREDIT SPA	(a)
S.I.F.A.-SOCIETÀ INDUSTRIALE FINANZIARIA (N LIQUIDATION)	REANA DEL ROJALE	ITALY	37.04		37.04	37.04		37.04	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
S.S.I.S. - SOCIETÀ SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE	SAN MARINO	50.00		50.00	50.00		50.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	(a)
S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
SAET	LEINI' (TURIN)	ITALY	26.41		26.41	26.41		26.41	UNICREDIT CORPORATE BANKING SPA	(b)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG SAARLAND	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH	GERMANY	100.00		97.78	100.00		97.78	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
					2.22			2.22	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
SALZBURGER UNTERNEHMENSBETEILIGUNGSGESELLSCHAFT M.B.H.	SALZBURG	AUSTRIA	14.28		14.28	14.28		14.28	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
SANITA' - S.R.L. N LIQUIDATION	ROME	ITALY	99.60		99.60	99.60		99.60	ASPRA FINANCE SPA	(a)
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. FRANKFURT CITY WEST OFFICE CENTER UND WOHNBAU KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SASIM	AREZZO	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
SAS-REAL KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
SCHLOSSBERG-PROJEKTENTWICKLUNGS-GMBH UND CO 683 KG	MUNICH	GERMANY	100.00		100.00	100.00		11.11	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-KG	(a)
					-			88.89	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
SCHOELLER LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		60.00	100.00		60.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
					40.00			40.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHOELLER LEASING GESELLSCHAFT MBH & CO. KG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
SCHOELLERBANK AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
SCHOELLERBANK INVEST AG	SALZBURG	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. DORFANGER KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. 'NEUES WOHNEN' KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SCHUL- UND AMTSGEBAUDE GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	GRAZ	AUSTRIA	33.33		33.33	33.33		33.33	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SCHULERRICHTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SCHWABISCHE BANK AG	STUTTGART	GERMANY	25.05		25.05	25.05		25.05	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SE.AM. SERVIZI AMMINISTRATIVI	RIMINI	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA (formerly UNICREDIT SERVIZI RETAIL UNO SPA)	(b)
SE.TE.SI. SERVIZI TELEMATICI SICILIANI SPA	PALERMO	ITALY	40.49	40.49		40.49	40.49		UNICREDIT SPA	(a)
SECA-LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
SELFOSS BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SENIORENWOHNHEIM TROFAIACH GESELLSCHAFT MBH & CO KEG	LOEBEN	AUSTRIA	99.80		99.80	100.00		66.67	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					-			33.33	BA-CA ADAGIO LEASING GMBH	(a)
SENTIENT GLOBAL RESOURCES FUND I, L.P.	GEORGE TOWN	CAYMAN ISLANDS	24.36		24.36	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SERIT SPA N LIQUIDATION	ROME	ITALY	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
SERVIZI VENETI ECOLOGICI (IN LIQUIDATION)	ROVIGO	ITALY	79.66		79.66	79.66		79.66	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
SFB STOCKERAUER FINANZIERUNGSBERATUNGS- UND BETEILIGUNGS GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
SFS FINANCIAL SERVICES GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
SHOPLN CARD BETRIEBS GMBH	KLAGENFURT	AUSTRIA	33.33		33.33	33.33		33.33	CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	(a)
SHOPPING CENTER GYOR ERRICHTUNGS- UND BETRIEBSGESELLSCHAFT M.B.H	BUDAPEST	HUNGARY	100.00		95.00	100.00		95.00	BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	(a)
					5.00			5.00	UNICREDIT GLOBAL LEASING FormerlyPORT GMBH	(a)
SHS LEASING GMBH	VIENNA	AUSTRIA	99.80		98.80	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SHS LEASING GMBH	VIENNA	AUSTRIA			1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SIA - SSB SPA	MILAN	ITALY	24.07	24.07		24.07	24,07		UNICREDIT SPA	(a)
SIA UNICREDIT INSURANCE BROKER	RIGA	LATVIA	100.00		100.00	100.00		100.00	SIA UNICREDIT LEASING	(a)
SIA UNICREDIT LEASING	RIGA	LATVIA	100.00		51.00	100.00		51.00	UNICREDIT GLOBAL LEASING SPA	(a)
					49.00			49.00	AS UNICREDIT BANK	(a)
SIATA	CAMPOBASSO	ITALY	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(b)
SICILIA CONVENTION BUREAU SRL		ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
SIGMA HOLDING INGATLANSZOLGALTATO KFT.	BUDAPEST	HUNGARY	95.00		95.00	95.00		95.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
SIGMA LEASING GMBH	VIENNA	AUSTRIA	99.80		99.40	100.00		99.60	CALG ANLAGEN LEASING GMBH	(a)
					0.40			0.40	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SIMON VERWALTUNGS-AKTIENGESELLSCHAFT I.L.	MUNICH	GERMANY	99.98		99.98	99.98		99.98	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SINERA AG	ZURIGO	SVIZZERA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		95.00	100.00		95.00	SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	(a)
					5.00			5.00	HVB PROJEKT GMBH	(a)
SK BV GRUNDSTUCKSENTWICKLUNG GMBH & CO. KG	COLONIA	GERMANY	25.00		25.00	25.00		25.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
SK BV GRUNDSTUCKSENTWICKLUNG VERWALTUNG GMBH	COLONIA	GERMANY	50.00		50.00	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
SM-END-2-END.DE AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SO.G.E.D. SPA N LIQUIDATION	PALERMO	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
SOCIETÀ EDILIZIA PINETO-SEP SPA	ROME	ITALY	40.00		40.00	40.00		40.00	UNICREDIT CORPORATE BANKING SPA	(b)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
SOCIETÀ AMMINISTRAZIONE IMMOBILI - S.A.IM. SPA N LIQUIDATION	ROME	ITALY	60.00		60.00	60.00		60.00	ASPRA FINANCE SPA	(a)
SOCIETÀ AREE INDUSTRIALI ED ARTIGIANALI - S.A.I.A. SPA	VERBANIA	ITALY	10.08	10.08		10.08	10,08		UNICREDIT SPA	(a)
SOCIETÀ DI GESTIONI ESATTORIALI IN SICILIA SO.G.E.SI. SPA N LIQUIDATION	PALERMO	ITALY	80.00	80.00		80.00	80,00		UNICREDIT SPA	(a)
SOCIETÀ GESTIONE PER IL REALIZZO SPA IN LIQUIDATION	ROME	ITALY	26.43		0.05	26.43		0.05	IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	(a)
				26.38			26,38		UNICREDIT SPA	(a)
SOCIETÀ ITALIANA DI MONITORAGGIO SPA	ROME	ITALY	12.89		12.89	12.89		12.89	UNICREDIT MERCHANT SPA (formerly CAPITALIA MERCHANT SPA)	(a)
SOCIETÀ ITALIANA GESTIONE ED INCASSO CREDITI SPA N LIQUIDATION	ROME	ITALY	100.00		5.00	100.00		5.00	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(a)
				95.00			95,00		UNICREDIT SPA	(a)
SOCIETÀ ITALIANA PER LE IMPRESE ALL ESTERO - SIMEST SPA	ROME	ITALY	12.81	12.81		12.81	12,81		UNICREDIT SPA	(a)
SOCIETÀ PER L'INGEGNERIA D'IMPRESA S.R.L.	ROME	ITALY	12.65	12.65		12.65	12,65		UNICREDIT SPA	(a)
SOCIETÀ REGIONALE DI GARANZIA MARCHE SOC.COOP.A R.L.	ANCONA	ITALY	10.46	10.46		0.07	0,07		UNICREDIT SPA	(a)
SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	PARIS	FRANCE	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) SPA	ROME	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
SOFISER S.R.L.	REGGIO EMILIA	ITALY	10.08	10.08		10.08	10,08		UNICREDIT SPA	(a)
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	GERMANY	94.90		94.90	94.90		94.90	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
SOLE-FELSEN-BAD WALDVIERTEL GMBH	GMUND	AUSTRIA	57.00		57.00	57.00		57.00	GRUNDERFONDS GMBH & CO KEG	(a)
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SOLWO GRUNDBESITZ GMBH	BERLIN	GERMANY	14.94		14.94	14.94		14.94	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
SONATA LEASING-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		98.80	100.00		99.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					1.00			1.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
SOVAGRI SOC.CONSORTILE P.A. N LIQUIDATION	NAPLES	ITALY	16.00	16.00		16.00	16,00		UNICREDIT SPA	(a)
SP PROJEKTENTWICKLUNG SCHONEFELD GMBH & CO.KG	STUTTGART	GERMANY	50.00		50.00	-		-	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
SPAGET SPA N LIQUIDATION	ROME	ITALY	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
SPARKASSEN-HAFTUNGS AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	28.26		28.26	28.26		28.26	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
SPREE GALERIE HOTELBETRIEBSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	(a)
SR IMMOBILIEN VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SRQ FINANZPARTNER AG	BERLIN	GERMANY	52.52		52.52	52.52		52.52	DAB BANK AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
STADION CENTER EINKAUFS=ERRICHTUNGS GMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
STAR22 PLANUNGS - UND ERRICHTUNGS GMBH	VIENNA	AUSTRIA	49.00		49.00	49.00		49.00	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
STARS GESCHAFTSFUHRUNGS- UND VERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STARS GMBH & CO. KGAA	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STARTKAPITAL-FONDS AUGSBURG II G MBH	AUGSBURG	GERMANY	18.60		18.60	18.60		18.60	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STATUS VERMOGENSVERWALTUNG GMBH	SCHWERIN	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		75.80	100.00		76.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
					24.00			24.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
STEYBA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
STRUCTURED INVEST SOCIETE ANONYME	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STRUCTURED LEASE GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
STUDIENGESELLSCHAFT FUR ZUSAMMENARBEIT IM ZAHLUNGSVERKEHR (STUZZA) G.M.B.H.	VIENNA	AUSTRIA	12.50		10.71	12.50		10.71	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					1.79			1.79	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
STUDIO I PORTICI SRL	MODENA	ITALY	20.00		20.00	20.00		20.00	UNICREDIT BANCA SPA (formerly UNICREDIT SERVIZI RETAIL UNO SPA)	(b)
SUNTO	MILAN	ITALY	80.00		80.00	80.00		80.00	UNICREDIT CORPORATE BANKING SPA	(b)
SVILUPPI IMMOBILIARI PARMENSI SPA	PARMA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
SVILUPPO GLOBALE GEIE	ROME	ITALY	25.00	25.00		25.00	25,00		UNICREDIT SPA	(a)
SYNTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM	NETHERLANDS	87.50		87.50	87.50		87.50	HVB PROJEKT GMBH	(a)
T & P VASTGOED STUTTGART B.V.	AMSTERDAM	NETHERLANDS	87.50		87.50	87.50		87.50	HVB PROJEKT GMBH	(a)
TC PROJEKTVERWALTUNGSGES.M.B.H.	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TCHA IMMOBILIEN VERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
TC-PRIMA PROJEKTVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
TC-QUARTA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M .B.H.	(a)
TC-QUINTA IMMOBILIENERRICHTUNGSGESELLSCHAFT M.B.H	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

			% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS				
NAME	MAIN OFFICE		TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
TC-SECUNDA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-TERTIA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TECHNOLOGIE- UND GRUNDERZENTRUM GERA GMBH	GERA	GERMANY	23.80		23.80	23.80		23.80	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
TERME TAURINE SPA	ROME	ITALY	24.35		24.35	24.35		24.35	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
TERRA MAGNA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH	MUNICH	GERMANY	75.00		75.00	75.00		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MUNICH	GERMANY	75.00		75.00	75.00		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. OBJEKTGESELLSCHAFT GRILLPARZERSTRASSE KG	MUNICH	GERMANY	75.00		75.00	75.00		75.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
TERRONDA DEVELOPMENT B.V.	AMSTERDAM	NETHERLANDS	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
TESI COSTRUZIONI SRL	BRESCIA	ITALY	65.22		65.22	65.22		65.22	UNICREDIT MEDIOCREDITO CENTRALE SPA (formerly MCC - MEDIOCREDITO CENTRALE SPA)	(b)
THE C C PARTNERSHIP L.P.	ST. HELIER	JERSEY	18.24		18.24	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
THE ST. MARGARETS LIMITED PARTNERSHIP	GEORGE TOWN	CAYMAN ISLANDS	20.93		20.93	20.93		20.93	HVB ASSET LEASING LIMITED	(a)
THE WILLIAMS CAPITAL GROUP, L. P.	NEW YORK	U.S.A.	22.08		22.08	-		-	HVB U.S. FINANCE INC.	(a)
THERME WIEN GES.M.B.H.	VIENNA	AUSTRIA	15.00		15.00	15.00		15.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
THERME WIEN GMBH & CO KG	VIENNA	AUSTRIA	15.00		15.00	-		-	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
THETA FUNF HANDELS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
THL EQUITY FUND VI INVESTORS (CERIDIAN), L.P.	BOSTON	U.S.A.	10.21		10.21	-		-	HVB CAPITAL PARTNERS AG	(a)
TIESSE TEXTILE SERVICE (N LIQUIDATION)	SOAVE (VERONA)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASIN GGES.M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
TISHMAN SPEYER BERLIN FRIEDRICHSTRASSE KG I.L.	BERLIN	GERMANY	94.42		88.65	93.37		86.51	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					5.77			6.86	HVB PROJEKT GMBH	(a)
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH	GERMANY	99.67		99.67	99.67		99.67	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
TL 1 TANK LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
TLX SPA	MILAN	ITALY	50.00	50.00		50.00	50,00		UNICREDIT SPA	(a)
TODIMO 2000 SPA	ROME	ITALY	100.00		96.67	100.00		96.67	UNICREDIT CORPORATE BANKING SPA	(b)
					3.33			3.33	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
TP CO-INVESTMENT PARTNERS L.P.	WILMINGTON	CAYMAN ISLANDS	100.00		100.00	-		-	HVB CAPITAL PARTNERS AG	(a)
TRANSTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. & CO BUROGEBAUDE OBERE DONAUSTRASSE 17-19 REVITALISIERUNGS KG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	TC-QUARTA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. C O. ARBEITERHEIM FAVO	VIENNA	AUSTRIA	100.00		99.84	100.00		100.00	TC PROJEKTVERWALTUNGSGES.M.B.H.	(a)
					0.16			-	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
TREUCONSULT PROPERTY ALPHA GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
TREUCONSULT PROPERTY BETA GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
TREVI FINANCE N. 2 SPA	CONEGLIANO (TREVISO)	ITALY	60.00	60.00		60.00	60,00		UNICREDIT SPA	(a)
TREVI FINANCE N. 3 S.R.L.	CONEGLIANO (TREVISO)	ITALY	60.00	60.00		60.00	60,00		UNICREDIT SPA	(a)
TREVI FINANCE SPA	CONEGLIANO (TREVISO)	ITALY	60.00	60.00		60.00	60,00		UNICREDIT SPA	(a)
TREVITEX IN BANKRUPTCY	MILAN	ITALY	88.98		44.49	88.98		44.49	UNICREDIT BANCA SPA (formerly UNICREDIT SERVIZI RETAIL UNO SPA)	(b)
					44.49			44.49	UNICREDIT CORPORATE BANKING SPA	(b)
TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
TRIPLE A RATING ADVISORS BERATUNG GES.M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
TRITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
UBF MITTELSTANDSFINANZIERUNGS AG IN ABWICKLUNG	VIENNA	AUSTRIA	24.10		24.10	24.10		24.10	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		95.00	100.00		95.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					5.00			5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURG	GERMANY	100.00		100.00	100.00		100.00	ISB UNIVERSALE BAU GMBH	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UKRSOTSFINANCE JSC LIMITED	KIEV	UKRAINE	100.00		100.00	100.00		100.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
UNI GEBAUDEMANAGEMENT GMBH	LINZ	AUSTRIA	50.00		50.00	50.00		50.00	BA GVG-HOLDING GMBH	(a)
UNI IT SRL	LAVIS (TRENTO)	ITALY	51.00		51.00	51.00		51.00	UNICREDIT PROCESSES & ADMINISTRATION SOCIETÀ PER AZIONI (ora UNICREDIT BUSINESS PARTNER SOCIETÀ PER AZIONI)	(a)
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT (CHINA) ADVISORY LIMITED (ex UNICREDIT BEIJING CONSULTANTS COMPANY LTD)	BEIJING	CHINA	100.00		100.00	100.00		100.00	UNICREDIT ADVISORY LIMITED (formerly UNICREDIT CHINA CAPITAL LTD)	(a)
UNICREDIT (SUISSE) BANK SA	LUGANO	SVIZZERA	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT (SUISSE) TRUST SA	LUGANO	SVIZZERA	100.00		100.00	100.00		100.00	UNICREDIT (SUISSE) BANK SA	(a)
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT ADVISORY LIMITED (ex UNICREDIT CHINA CAPITAL LTD)	HONG KONG	CHINA	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
UNICREDIT ATON INTERNATIONAL LIMITED (ora UNICREDIT SECURITIES INTERNATIONAL LIMITED)	NICOSIA	CYPRUS	100.00		100.00	100.00		100.00	AI BETEILIGUNG GMBH	(a)
UNICREDIT AUDIT (IRELAND) LTD	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	UNICREDIT AUDIT SPA	(a)
UNICREDIT AUDIT SPA	MILAN	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT AUTO LEASING E.O.O.D.	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING AD	(a)
UNICREDIT BANCA DI ROMA SPA (ex UNICREDIT SERVIZI RETAIL DUE SPA)	ROME	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT BANCA PER LA CASA SPA	MILAN	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT BANCA SPA (ex UNICREDIT SERVIZI RETAIL UNO SPA)	BOLOGNA	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL	MILAN	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT BANK AD BANJA LUKA	BANJA LUKA	BOSNIA AND HERCEGOVINA	90.93		90.93	90.93		90.93	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
UNICREDIT BANK AUSTRIA AG (ex BANK AUSTRIA CREDITANSTALT AG)	VIENNA	AUSTRIA	99.99	99.99		99.99	99,99		UNICREDIT SPA	(a)
UNICREDIT BANK CZECH REPUBLIC A.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
UNICREDIT BANK DD	MOSTAR	BOSNIA AND HERCEGOVINA	93.33		65.59	93.25		65.69	ZAGREBACKA BANKA DD	(a)
					24.40			24.29	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
				3.27			3,27		UNICREDIT SPA	(a)
					0.07			-	UNICREDIT BANK DD	(a*)
UNICREDIT BANK HUNGARY ZRT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
UNICREDIT BANK IRELAND PLC	DUBLIN	IRELAND	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT BANK LTD	LUCK	UKRAINE	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
UNICREDIT BANK SERBIA JSC	BEOGRAD	SERBIA	99.92		99.92	99.92		99.92	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
UNICREDIT BANK SLOVAKIA AS	BRATISLAVA	SLOVAKIA	99.03		99.03	99.03		99.03	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
UNICREDIT BANKA SLOVENIJA D.D.	LUBIANA	SLOVENIA	99.99		99.99	99.99		99.99	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
UNICREDIT BPC MORTGAGE S.R.L. (ex KERES FINANCE S.R.L.)	VERONA	ITALY	60.00		60.00	60.00		60.00	UNICREDIT BANCA PER LA CASA SPA	(a)
UNICREDIT BROKER D.O.O	ZAGREB	CROATIA	100.00		80.00	100.00		80.00	UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	(a)
					20.00			20.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT BROKER S.R.O.	BRATISLAVA	SLOVAKIA	100.00		80.32	100.00		80.32	UNICREDIT LEASING SLOVAKIA A.S.	(a)
					19.68			19.68	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT BROKER SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
UNICREDIT BULBANK AD	SOFIA	BULGARIA	92.08		92.08	92.08		92.08	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
				...			...		UNICREDIT SPA	(a)
UNICREDIT CA IB BULGARIA EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
UNICREDIT CA IB ROMANIA SRL	BUCHAREST	ROMANIA	100.00		99.97	100.00		99.97	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
					0.03			0.03	UNICREDIT CAIB SLOVAKIA, A.S.	(a)
UNICREDIT CA IB SECURITIES ROMANIA S.A.	BUCHAREST	ROMANIA	100.00		80.02	100.00		80.02	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
					19.98			19.98	UNICREDIT TIRIAC BANK S.A.	(a)
UNICREDIT CAIB AG (ex UNICREDIT CA IB BETEILIGUNGS AG)	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	(a)
UNICREDIT CAIB CZECH REPUBLIC AS	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
UNICREDIT CAIB HUNGARY LTD	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
UNICREDIT CAIB INTERNATIONAL SP.Z.O.O. (ex IR SERVICES SP ZO.O.)	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT CAIB POLAND S.A.	(a)
UNICREDIT CAIB POLAND S.A.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
UNICREDIT CAIB SECURITIES UK LTD.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
UNICREDIT CAIB SERBIA LTD BELGRADE	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
UNICREDIT CAIB SLOVAKIA, A.S.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
UNICREDIT CAIB SLOVENIJA DOO (ex CA IB CORPORATE FINANCE D.D.)	LUBIANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
UNICREDIT CAIB UK LTD.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG (formerly UNICREDIT CA IB BETEILIGUNGS AG)	(a)
UNICREDIT CAPITAL MARKETS INC.	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
UNICREDIT CONSUMER FINANCING AD	SOFIA	BULGARIA	100.00		50.10	100.00		50.10	UNICREDIT CONSUMER FINANCING BANK SPA	(a)
					49.90			49.90	UNICREDIT BULBANK AD	(a)
UNICREDIT CONSUMER FINANCING BANK SPA	MILAN	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT CONSUMER FINANCING IFN S.A.	BUCHAREST	ROMANIA	100.00		65.00	100.00		65.00	UNICREDIT CONSUMER FINANCING BANK SPA	(a)
					35.00			35.00	UNICREDIT TIRIAC BANK S.A.	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
UNICREDIT CORPORATE BANKING SPA	VERONA	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT CREDIT MANAGEMENT BANK SPA	VERONA	ITALY	100.00		2.19	100.00		-	UNICREDIT CREDIT MANAGEMENT BANK SPA	(a*)
				97.81			100,00		UNICREDIT SPA	(a)
UNICREDIT CREDIT MANAGEMENT IMMOBILIARE SPA (ex REIMMOBILIARE SPA)	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(a)
UNICREDIT DELAWARE INC	DOVER	U.S.A.	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT FACTORING PENZUGYI SZOLGALTATO ZRT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
UNICREDIT FACTORING EAD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT BULBANK AD	(a)
UNICREDIT FACTORING S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
UNICREDIT FACTORING SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
UNICREDIT FINANCE & INVESTMENTS LIMITED (ex TAI TAM LIMITED)	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
UNICREDIT FLEET MANAGEMENT S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING CZ, A.S.	(a)
UNICREDIT FLEET MANAGEMENT S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SLOVAKIA A.S.	(a)
UNICREDIT FUGGETLEN BIZTOSITASKOZVETITO KFT	BUDAPEST	HUNGARY	100.00		74.80	100.00		74.80	UNICREDIT LEASING KFT	(a)
					25.20			25.20	UNICREDIT BANK HUNGARY ZRT.	(a)
UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
UNICREDIT GLOBAL INFORMATION SERVICES SPA	MILAN	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT GLOBAL LEASING EXPORT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	(a)
UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT GLOBAL LEASING SPA	MILAN	ITALY	100.00		32.59	100.00		32.59	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
				67.41			67,41		UNICREDIT SPA	(a)
UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT INGATLANLIZING ZRT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT INSURANCE BROKER OOD	SOFIA	BULGARIA	100.00		80.00	100.00		80.00	HVB LEASING OOD	(a)
					20.00			20.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT INSURANCE BROKER SRL	BUCHAREST	ROMANIA	99.80		99.80	99.80		99.80	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBOURG	LUXEMBOURG	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT IRELAND FINANCIAL SERVICES PLC	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	UNICREDIT BANK IRELAND PLC	(a)
UNICREDIT JELZALOGBANK ZRT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
UNICREDIT KFZ LEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
UNICREDIT LEASING (AUSTRIA) GMBH	VIENNA	AUSTRIA	99.98		99.98	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING AD	SOFIA	BULGARIA	100.00		51.00	100.00		51.00	UNICREDIT GLOBAL LEASING SPA	(a)
					49.00			49.00	UNICREDIT BULBANK AD	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT LEASING AUTO BULGARIA E OOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	BULBANK LEASING EAD	(a)
UNICREDIT LEASING CORPORATION IFN S.A.	BUCHAREST	ROMANIA	100.00		80.00	100.00		80.00	UNICREDIT GLOBAL LEASING SPA	(a)
					20.00			20.00	UNICREDIT TIRIAC BANK S.A.	(a)
UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LEASING CZ, A.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING D.O.O.	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING FLEET MANAGEMENT S.R.L.	BUCHAREST	ROMANIA	100.00		90.00	100.00		90.00	UNICREDIT GLOBAL LEASING SPA	(a)
					10.00			10.00	UNICREDIT GLOBAL LEASING FormerlyPORT GMBH	(a)
UNICREDIT LEASING FUHRPARKMANAGEMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LEASING HUNGARY ZRT	BUDAPEST	HUNGARY	100.00		98.00	100.00		98.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					2.00			2.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
UNICREDIT LEASING IMMOTRUCK ZRT.	BUDAPEST	HUNGARY	100.00		70.00	100.00		70.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					30.00			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
UNICREDIT LEASING KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING LUNA KFT	BUDAPEST	HUNGARY	80.00		80.00	80.00		80.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING MARS KFT	BUDAPEST	HUNGARY	80.00		80.00	80.00		80.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING REAL ESTATE S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING ROMANIA IFN S.A.	BUCHAREST	ROMANIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
					-			-	UNICREDIT TIRIAC BANK S.A.	(a)
UNICREDIT LEASING SLOVAKIA A.S.	BRATISLAVA	SLOVAKIA	100.00		71.30	100.00		71.30	UNICREDIT GLOBAL LEASING SPA	(a)
					19.90			19.90	UNICREDIT BANK SLOVAKIA AS	(a)
					8.80			8.80	UNICREDIT LEASING CZ, A.S.	(a)
UNICREDIT LEASING SRBIJA D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING TOB	KIEV	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING URANUS KFT	BUDAPEST	HUNGARY	80.00		80.00	80.00		80.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING VERSICHERUNGSSERVICE GMBH & CO KG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LEASING, LEASING, D.O.O.	LUBIANA	SLOVENIA	100.00		96.37	100.00		96.37	UNICREDIT GLOBAL LEASING SPA	(a)
					3.63			3.63	UNICREDIT BANKA SLOVENIJA D.D.	(a)
UNICREDIT LUNA LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBOURG	LUXEMBOURG	99.93		99.93	100.00		100.00	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	(a)
UNICREDIT MEDIOCREDITO CENTRALE SPA (ex MCC - MEDIOCREDITO CENTRALE SPA)	ROME	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT MERCHANT SPA (ex CAPITALIA MERCHANT S.P.A.)	ROME	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT MOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
UNICREDIT PARTNER D.O.O BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
UNICREDIT PARTNER LLC	KIEV	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT PEGASUS LEASING GMBH	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT POJIST'OVACI MAKLERSKA SPOL. S R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING CZ, A.S.	(a)
UNICREDIT POLARIS LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT PRIVATE BANKING SPA	TURIN	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT PROCESSES & ADMINISTRATION SOCIETÀ PER AZIONI (ora UNICREDIT BUSINESS PARTNER SOCIETÀ PER AZIONI)	COLOGNO MONZESE (MILAN)	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT REAL ESTATE ADVISORY SRL (ex TRIVIM SRL)	VERONA	ITALY	51.00		51.00	51.00		51.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(a)
UNICREDIT REAL ESTATE SPA	GENOVA	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDIT RENT D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT TECHRENT LEASING GMBH	VIENNA	AUSTRIA	100.00		99.00	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT TIRIAC BANK S.A.	BUCHAREST	ROMANIA	50.61		50.56	50.61		50.56	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					0.01			0.01	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
					0.01			0.01	BANK AUSTRIA-CEE BETEILIGUNGS GMBH	(a)
					0.01			0.01	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.01			0.01	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					...			...	UNICREDIT LEASING ROMANIA IFN S.A.	(a)
UNICREDIT ZAVAROVALNO ZASTOPINSKA DRUZBA DOO	LUBIANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT ZEGA LEASING-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT-LEASING HOMONNA INGATLNHASZNOSITO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT-LEASING HOSPES KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT-LEASING NEPTUNUS KFT	BUDAPEST	HUNGARY	96.35		96.35	96.35		96.35	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT-LEASING SATURNUS KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK	U.S.A.	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK	U.S.A.	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK	U.S.A.	100.00		100.00	100.00		100.00	UNICREDITO ITALIANO FUNDING LLC III	(a)
UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK	U.S.A.	100.00		100.00	100.00		100.00	UNICREDITO ITALIANO FUNDING LLC IV	(a)
UNICREDITO ITALIANO FUNDING LLC I	DOVER	U.S.A.	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO FUNDING LLC II	DOVER	U.S.A.	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO FUNDING LLC III	DELAWARE	U.S.A.	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE	U.S.A.	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)
UNIMANAGEMENT SRL	TURIN	ITALY	100.00	100.00		100.00	100,00		UNICREDIT SPA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNION VERWALTUNGS- UND TREUHAND-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
UNITAS WOHNBAU GES.M.B.H.	VIENNA	AUSTRIA	49.00		49.00	49.00		49.00	BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	(a)
UNIVERSALE BUCHHOLZ GBR	BERLIN	GERMANY	99.50		66.17	99.50		66.17	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
					33.33			33.33	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	(a)
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL POLAND S P.Z.O.O.	WARSAW	POLAND	100.00		99.57	100.00		99.57	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
					0.43			0.43	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST	HUNGARY	100.00		99.69	100.00		99.69	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
					0.31			0.31	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL REALITATEN GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNO-EINKAUFSZENTRUM-VERMIETUNGSGESELLSCHAFT MBH	LEONDING	AUSTRIA	100.00		100.00	100.00		100.00	JOHA GEBAUDE-ERRICHTUNGS-UND VERMIETUNGSGESELLSCHAFT MBH	(a)
UNO-EINKAUFSZENTRUM-VERWALTUNGSGESELLSCHAFT MBH	LEONDING	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
UPI POSLOVNI SISTEM DOO	SARAJEVO	BOSNIA AND HERCEGOVINA	69.43		48.80	69.43		48.80	UNICREDIT BANK DD	(a)
					20.63			20.63	ZANE BH DOO	(a)
US PROPERTY INVESTMENTS INC.	DALLAS	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
US RETAIL INCOME FUND VII, L.P.	ATLANTA	U.S.A.	25.75		25.75	25.75		25.75	KELLER CROSSING L.P.	(a)
V. QUATTRO SPA	VENEZIA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
V.A. HOLDING GMBH	VIENNA	AUSTRIA	39.00		39.00	39.00		39.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
V.M.G. VERMIETUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
VANDERBILT CAPITAL ADVISORS LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
VB PRIVATE EQUITY FUND I GBR	HAMBURG	GERMANY	25.00		25.00	25.00		25.00	BLUE CAPITAL EQUITY GMBH	(a)
VBII INDUSTRIE UND IMMOBILIEN GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
VBV-BETRIEBLICHE ALTERSVORSORGE AG	VIENNA	AUSTRIA	13.48		13.48	13.48		13.48	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
VBW BAUEN UND WOHNEN GMBH	BOCHUM	GERMANY	10.06		10.06	10.06		10.06	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VCI VOLTA CENTER IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
VENETO SVILUPPO SPA	VENEZIA	ITALY	15.30		15.30	15.30		15.30	UNICREDIT CORPORATE BANKING SPA	(a)
VERBA VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VEREINSBANK LEASING INTERNATIONAL VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MUNICH	GERMANY	70.00		70.00	70.00		70.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VEREINWEST OVERSEAS FINANCE (JERSEY) LIMITED	ST. HELIER	JERSEY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VERWALTUNGSGESELLSCHAFT KATHARINENHOF MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VETEX SPA	SALERNO	ITALY	80.00		80.00	80.00		80.00	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
VIENNA DC BAUTRAGER GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	(a)
VIENNA DC BUROVERMIETUNG UND VERANSTALTUNGEN GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VIENNA DC TOWER 1 LIEGENSCHAFTSBESITS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VIENNA DC TOWER 2 LIEGENSCHSFTBESITS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VIENNA DC TOWER 3 LIEGENSCHAFTSBESITZ GMBH		AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VINALCOOL SPA	ASSEMINI (CAGLIARI)	ITALY	80.17		80.17	80.17		80.17	UNICREDIT BANCA DI ROMA SPA (formerly UNICREDIT SERVIZI RETAIL DUE SPA)	(b)
VINTNERS LONDON INVESTMENTS (NILE) LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	HVB INVESTMENTS (UK) LIMITED	(a)
VIRGINIA	MODENA	ITALY	58.94		58.94	58.94		58.94	UNICREDIT BANCA SPA (formerly UNICREDIT SERVIZI RETAIL UNO SPA)	(b)
VIVATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
VOTIV VERSICHERUNGSVERMITTLUNGS-GESMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	(a)
VUWB INVESTMENTS INC.	ATLANTA	U.S.A.	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
VV IMMOBILIEN GMBH & CO. GB KG	DUSSELDORF	GERMANY	13.64		13.64	13.64		13.64	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VVB GESELLSCHAFT ZUR VERMITTLUNG VON FINANZDIENSTLEISTUNGEN MBH I.L.	MUNICH	GERMANY	100.00		80.00	100.00		80.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
					20.00			20.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VWP FACILITY MANAGEMENT GESELLSCHAFT M.B.H.	GOTZIS	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH (formerly BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH)	(a)
WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
WBT WOHNPARK MARKHOFGASSE VERMIETUNGS-GMBH	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
WCREM CANADIAN INVESTMENTS INC.	TORONTO	CANADA	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WCREM CANADIAN MANAGEMENT INC.	TORONTO	CANADA	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTH CAPITAL INVESTMENT INC.	NEW CASTLE	U.S.A.	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTH CAPITAL MANAGEMENT INC.	NEW CASTLE	U.S.A.	100.00		100.00	100.00		100.00	WEALTH CAPITAL INVESTMENT INC.	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
WEALTH MANAGEMENT CAPITAL HOLDING GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
WEALTHCAP INVESTORENBETREUUNG GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
WEALTHCAP LIFE USA 4 GMBH & CO. KG	GRUNWALD	GERMANY	100.00		50.00	100.00		50.00	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					50.00			50.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
WEALTHCAP PEIA KOMPLEMENTAR GMBH (ex HVBFF VERWALTUNGS GMBH)	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
WEALTHCAP PEIA MANAGEMENT GMBH (ex HVB FONDSFINANCE GMBH)	MUNICH	GERMANY	100.00		94.00	100.00		94.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
					6.00			6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
WEALTHCAP PEIA SEKUNDAR GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
WEALTHCAP PRIVATE EQUITY GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
WEALTHCAP PRIVATE EQUITY SEKUNDAR GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
WEALTHCAP REAL ESTATE KOMPLEMENTAR GMBH (ex H.F.S. KOMPLEMENTARS GMBH)	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
WEALTHCAP REAL ESTATE MANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
WEALTHCAP REAL ESTATE SEKUNDAR GMBH (ex H.F.S. ZWEITMARKTFONDS G MBH)	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
WEALTHCAP STIFTUNGSTREUHAND GMBH (ex BLUE CAPITAL STIFTUNGSTREUHAND GMBH)	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTHCAP US LIFE DRITTE MANAGEMENT GMBH (ex LIFE VERWALTUNGS DRITTE GMBH)	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
WED DONAU- CITY GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	(a)
WED HOLDING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	48.06		48.06	48.06		48.06	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	100.00		62.00	100.00		62.00	WED HOLDING GESELLSCHAFT M.B.H.	(a)
					38.00			38.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
WEILBURG GRUNDSTUCKVERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.99		99.99	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
WERTWEISER GMBH	MUNICH	GERMANY	50.00		50.00	50.00		50.00	HVB FormerlyPERTISE GMBH	(a)
WIEN MITTE IMMOBILIEN GMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	BA-CA WIEN MITTE HOLDING GMBH	(a)
WIENER BORSE AG	VIENNA	AUSTRIA	12.21		11.71	12.21		11.71	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					0.50			0.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
WIENER KREDITBURGSCHAFTSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	24.49		24.49	24.49		24.49	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
WIRTSCHAFTS- UND DIENSTLEISTUNGSPARK STADTGUT STEYR GMBH	STEYR	AUSTRIA	12.43		12.43	12.43		12.43	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)

Annex 3 (Continued)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT, REG.GEN.M.B.H.	VIENNA	AUSTRIA	54.66		54.66	54.66		54.66	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
XELION DORADCY FINANSOWI SP. ZOO	WARSAW	POLAND	100.00		50.00	100.00		50.00	BANK PEKAO SA	(a)
				50.00			50.00		UNICREDIT SPA	(a)
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG GRUNDSTUCKVERWALTUNG GMBH	(a)
Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KSI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
ZABA TURIZAM DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZAGREB NEKRETNINE DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZAGREBACKA BANKA DD	ZAGREB	CROATIA	84.29		84.21	84.44		84.44	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
					0.08			-	ZAGREBACKA BANKA DD	(a*)
ZANE BH DOO	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	ZAGREB NEKRETNINE DOO	(a)
ZAO IMB-LEASING	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
ZAO IMB-REAL ESTATE	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
ZAO LOCAT LEASING RUSSIA	MOSCOW	RUSSIA	100.00		67.01	100.00		67.01	LOCAT SPA (ora UNICREDIT LEASING SPA)	(a)
					32.99			32.99	UNICREDIT GLOBAL LEASING SPA	(a)
ZAO UNICREDIT ATON	MOSCOW	RUSSIA	100.00		99.50	100.00		99.50	AI BETEILIGUNG GMBH	(a)
					0.50			0.50	UNICREDIT ATON INTERNATIONAL LIMITED (ora UNICREDIT SECURITIES INTERNATIONAL LIMITED)	(a)
ZAO UNICREDIT BANK	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
ZB INVEST DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZETA FUNF HANDELS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG (formerly BANK AUSTRIA CREDITANSTALT AG)	(a)
ZUGLIA (IN LIQUIDATION)	VICENZA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)

(a) Investments, banking and trading book. (*): No voting right ex lege.

(b) Pledge.

Annex 4

Definition of Terms and Acronyms

Absorbed capital: is the capital required to cover business risks. It is the higher between the regulatory capital (which is obtained by multiplying risk-weighted assets by the target core tier 1 ratio) and the internal capital, which represents the total amount of capital the entire Group sets aside as a buffer against potential losses and needs to support its business activities and all positions held. Internal capital is the sum of the aggregated economic capital and a cushion that considers the effects of the cycle and model risk.

Alt-A Residential Mortgages: Mortgages whose borrowers, while not subject to the significant repayment problems of those described as subprime, have high loan-to-value and installment-to-income ratios or incompletely documented income.

Asset Backed Securities (ABS): Bonds issued by a Special Purpose Vehicle (q.v.) guaranteed by assets of various types such as mortgage loans, consumer credits and credit card receivables. Principal and interest payments are subject to the performance of the securitized assets and the existence of any further security guaranteeing the bond.
ABSs are divided into tranches (senior, mezzanine and junior) according to the priority with which principal and interest will be paid.

Cash Generating Unit (CGU): a cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Collateralized Debt Obligations (CDOs): Bonds issued by a vehicle with loans, bonds, Asset Backed Securities (q.v.) or other CDOs as underlyings. CDOs make it possible to derecognize assets in the bank's balance sheet and also to arbitrage the differences in yield between the securitized assets and the bonds issued by the vehicle. CDOs may be funded if the vehicle legally acquires title to the assets or unfunded if the vehicle acquires the underlying risk by means of a Credit Default Swap (q.v.) or similar security.
These bonds may be further subdivided as follows:

- **CDOs of ABSs,** which in turn have tranches of ABSs as underlyings
- **Commercial Real Estate CDOs (CRE CDOs),** with commercial property loans as underlyings
- **Balance Sheet CDOs** which enable the Originator (q.v.), usually a bank, to transfer its credit risk to outside investors, and, where possible under local law and supervisory regulations, to derecognize the assets from its balance sheet
- **Market Value CDOs** whereby payments of interest and principal are made not only out of cash flow from the underlying assets, but also by trading the instruments. The performance of the notes issued by the vehicle thus depends not only on the credit risk, but also on the market value of the underlyings
- **Preferred Stock CDOs** with hybrid debt/equity instruments or preference shares issued by financial institutions
- **Synthetic Arbitrage CDOs** which arbitrage the differences in yield between the securitized assets acquired synthetically by means of deriviatives and the bonds issued by the vehicle.

Collateralized Bond Obligations (CBOs): Collateralized Debt Obligations (q.v.) with bonds as underlyings.

Collateralized Loan Obligations (CLOs): Collateralized Debt Obligations (q.v.) with loans made by authorized lenders such as commercial banks as underlyings.

Commercial Mortgage Backed Securities (CMBSs): Asset Backed Securities (q.v.) with commercial mortgages as underlyings.

Conduits: Asset Backed Commercial Paper Conduits ("ABCPs") are a kind of Special Purpose Vehicle set up to securitize various kinds of assets and financed by Commercial Paper. Commercial Paper generally matures in 270 days, payment of principal and interest depending on the cash flow generated by the assets.
ABCP conduits may be single-sellers or multi-sellers according to the number of issues they make.
ABCP Conduits generally require several SPVs. The first-level vehicles issue the *commercial paper* and finance one or more second-level vehicles or purchase companies (q.v.) which purchase the assets to be securitized.
An ABCP Conduit will have the following:

- issues of short-term paper creating a maturity mismatch between the assets held and the paper issued
- liquidity lines covering the maturity mismatch and
- security covering default risk in respect of both specific assets and the entire program.

Core Tier 1 Capital: Tier 1 Capital (see the entry below), net of hybrid instruments. It is the bank's tangible capital

Core Tier 1 Capital Ratio: is the ratio between the bank's Core Tier 1 Capital and its risk-weighted assets (see the Glossary entry "RWA").

Cost/Income Ratio: is the ratio between operating expenses and operating income. It is one of the main key performance indicators of the bank's efficiency: the lower the ratio, the more efficient the bank.

Cost of risk: is the ratio between loan loss provisions and loans and receivables with customers. It is one of the indicators of the bank assets' level of risk: the lower the ratio, the less risky the bank assets.

Credit Default Swaps (CDSs): A derivative in which a seller of protection engages, for a fee, to pay the buyer of protection a fixed amount should a certain event indicating a deterioration of the creditworthiness of a reference entity occur.

EPS (Earnings Per Share): is an indicator of a company's profitability calculated as: Net Profit divided by Average total outstanding shares (excluding treasury shares)

EVA (Economic Value Added): expresses the ability to create value in monetary terms. EVA is equal to the difference between the NOPAT (Net Operating Profit After Tax) and the cost of the invested capital.

FTE (Full Time Equivalent): is the number of a company's full-time employees. Part-time employees are considered on a pro-rata temporis basis.

Hedge Fund: Speculative mutual investment fund adopting hedging techniques which generally are not used by ordinary mutual funds, in order to deliver a constant performance, which is only hardly linked to reference markets.

Junior, Senior and Mezzanine exposures: junior exposures are the last exposures to be repaid in a securitization transaction. Accordingly, junior exposures absorb the first loss. Senior exposures are the first exposure to be repaid. The "mezzanine" category includes exposure with medium priority, but with different levels of repayment priority within the category.

Investor: Any entity other than the sponsor or originator with exposure to a securitization.

Ke: The cost of equity is the minimum return on investment required by the shareholder. It is the sum of a risk-free rate and an additional spread remunerating the shareholder for the credit risk and the volatility of the share price. The cost of capital is based on medium-long term averages of market parameters.

Lead Arranger: The bank responsible for arranging a securitization. The arranger's duties include checking the quality and quantity of the assets to be securitized, conducting relations with rating agencies, drawing up the prospectus and dealing with accounting and legal problems.

Leveraged Finance: Loans provided mainly to private equity funds in order to finance the acquisition of a company through a financial transaction based on the cash flow generation capacity of such target company. This can result in a higher level of debt and therefore a higher level of risk. Leveraged finance is often syndicated.

Medium Term Note: Bond with a maturity of between 5 and 10 years.

Monoline Insurers: Insurance companies that insure only one kind of risk. Against payment of premium they guarantee the repayment of principal and interest of bonds - usually Asset Backed Securities (q.v.) or US municipal bonds - on default by the issuer, which enables the guaranteed bond to obtain a better rating than similar unguaranteed issues.

US Subprime Residential Mortgages: Subprime has no univocal definition. The category includes mortgages granted to borrowers who have had repayment difficulties in the past, e.g. delayed installments, insolvency or bankruptcy, or who are more likely to default than the average due to high loan-to-value and installment-to-income ratios.

Originator: The entity that originated the assets to be securitized or acquired them from others.

Overcollateralization: The value of the assets underlying the bonds issued is higher than the amount of the bonds.

Payout ratio: is the percentage of net income that is distributed to shareholders. The percentage distributed is determined mainly on the basis of the company's self-financing needs and the return expected by shareholders.

Purchase Companies: Vehicle used by ABCP Conduits (q.v.) to purchase the assets to be securitized and subsequently financed by the conduit by means of commercial paper.

RARORAC (Risk Adjusted Return On Risk Adjusted Capital): is the ratio between EVA (see above) and allocated/absorbed capital and represents the value created per each unit of risk taken.

Residential Mortgage Backed Securities (RMBSs): Asset Backed Securities (q.v.) with residential mortgages as underlyings.

RWA (Risk Weighted Assets): On-balance sheet assets and off-balance sheet assets (derivatives and guarantees) classified and weighted by different coefficients referring to risks, following banking

Annex 4 (Continued)

Definition of Terms and Acronyms (Continued)

rules issued by local Supervisors (i.e. Banca d'Italia, Bafin, etc.), to calculate solvency ratios.

Securitization: Transfer of a portfolio of assets to a Special Purpose Vehicle (q.v.) and the issue of securities with various levels of seniority to meet any default by the underlying assets.

Synthetic Securitization: Securitization (q.v.) in which the transfer of assets is by means of credit derivatives or similar security enabling the risk of the portfolio to be transferred.

Special Purpose Vehicles (SPVs): An entity - partnership, limited company or trust - set up to carry out a set object, such as isolating financial risk or obtaining special regulatory or tax treatment for specific portfolios of financial assets. An SPV's operations are accordingly limited by a set of rules designed for this purpose. In general SPVs' sponsors (q.v.) do not hold equity in them. The equity is held by other entities in order to ensure that there is no shareholder relationship with the sponsor. SPVs are usually bankruptcy-remote, in that their assets cannot be claimed by the creditors of the sponsor, even if the latter becomes insolvent.

Sponsor: An entity other than the originator (q.v.) which sets up and manages an ABCP conduit or other securitization scheme where assets are acquired from a third entity for securitization.

Tier 1 Capital: the most reliable and liquid part of a bank's capital, as defined by regulatory rules.

Tier 1 Capital Ratio: is the percentage of a bank's Tier 1 Capital to its risk weighted assets.

Traditional Securitization: Method of securitization (q.v.) whereby transfer of the assets is by means of sale of the portfolio to the Special Purpose Vehicle (q.v.).

VaR (Value at Risk): A method used for quantifying risk. It measures potential future losses which will not be exceeded within a specified period and with a specified probability.

Vintage: The year of issue of the collateral underlying bonds created by securitization. In the case of subprime mortgages this information is an indicator of the riskiness of the bond, since the practice of granting mortgages to subprime borrowers became significant in the US starting in 2005.

Warehousing: A stage in the preparation of a securitization transaction whereby an SPV (q.v.) acquires assets for a certain period of time until it reaches a sufficient quantity to be able to issue an ABS.

Annual consolidated financial statements certification

Annual consolidated financial statements certification pursuant to Art.81-ter of Consob Regulation n° 11971/99, as amended

1. The undersigned Alessandro Profumo (as Chief Executive Officer) and Ranieri de Marchis (as the Manager Charged with preparing the financial reports), of UniCredit SpA, taking into consideration Article 154-bis (subparagraph 3 and 4) of Italian Legislative Decree February 24th 1998 n.58, do hereby certify:
   - the adequacy in relation to the Legal Entity features and
   - the actual application

   of the administrative and accounting procedures employed to draw up 2008 annual consolidated financial statements.

2. The adequacy of administrative and accounting procedures employed to draw up 2008 annual consolidated financial statements has been evaluated applying a Model defined by UniCredt SpA coherent with "Internal Controls - Integrated Framework" (CoSO) and "Control Objective for IT and Related Technologies" (Cobit), which represent international commonly accepted standards for internal control system.

3. The undersigned also certify that:
   3.1 The 2008 annual consolidated financial statements:
      a) was prepared in compliance with applicable international accounting standards recognized by the European Community pursuant to European Parliament and Council Regulation no.1606/2002 of 19 July 2002;
      b) corresponds to results of the books and accounts records;
      c) prepared according to Article 9 of the Legislative Decree N.38/05, is suitable to provide a fair and correct representation of the situation of the assets and liabilities, the economic and financial situation of the issuer and the group of companies included in the scope of consolidation.

   3.2 The directors' report shall contain a reliable analysis of the trend and operating results, as well as whole situation of the issuer and of the Legal Entities included in the scope of consolidation, together with a description of the main risks and uncertainties they are exposed.

Milan, March 17, 2009

Alessandro Profumo

Ranieri de Marchis

Report of External Auditors



KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of Legislative decree no. 58 of 24 February 1998

To the shareholders of
UniCredit S.p.A.

1 We have audited the consolidated financial statements of the UniCredit Group as at and for the year ended 31 December 2008, comprising the balance sheet, income statement, statement of changes in equity, cash flow statement and notes thereto. The parent's directors are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards endorsed by the European Union and the Italian regulations implementing article 9 of Legislative decree no. 38/05. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements present the prior year corresponding figures for comparative purposes. As disclosed in the notes, the parent's directors restated such corresponding figures included in the prior year consolidated financial statements. We audited such financial statements and issued our report thereon on 9 April 2008. We have examined the methods used to restate the prior year corresponding figures and related disclosures to the extent that we considered to be necessary to express an opinion on the consolidated financial statements at 31 December 2008.

3 In our opinion, the consolidated financial statements of the UniCredit Group as at and for the year ended 31 December 2008 comply with the International Financial Reporting Standards endorsed by the European Union and the Italian regulations implementing article 9 of Legislative decree no. 38/05. Therefore, they are clearly stated and give a true and fair view of the financial position of the UniCredit Group as at 31 December 2008, the results of its operations, changes in its equity and its cash flows for the year then ended.



4 The directors of UniCredit S.p.A. are responsible for the preparation of a report on operations in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations with the financial statements to which it refers, as required by article 156.4-bis.d of Legislative decree no. 58/98. For this purpose, we have performed the procedures required by the Italian Standard on Auditing 001 issued by the Italian Accounting Profession and recommended by Consob. In our opinion, the report on operations is consistent with the consolidated financial statements of the UniCredit Group as at and for the year ended 31 December 2008.

Milan, 9 April 2009

KPMG S.p.A.

(signed on the original)

Mario Corti
Director of Audit

Resolutions passed at the Shareholders' Extraordinary meeting

The Shareholders' Meeting of UniCredit, which was held on April 29, 2009, approved a request prepared by a shareholder of the company to revise, in light of significant changes that have occurred in the markets, the proposal made by the Board of Directors on March 17, 2009 concerning the methods for determining the reference price for carrying out the capital increase, taking into account the average of official market prices for UniCredit ordinary and savings shares reported on the automated screen-based stock exchange (MTA) of Borsa Italiana S.p.A. on the 30 trading days preceding the date of the Shareholders' Meeting, subject to the same methodology used in executing the transaction.

As a result, the Extraordinary Shareholders' Meeting voted to allocate profits to shareholders by assigning newly issued UniCredit shares ("scrip dividends") deriving from a free capital increase for a total nominal amount of €1,218,815,136.50 by use of the corresponding reserve and subsequent issue of 2,435,097,842 ordinary shares and 2,532,431 savings shares with unit nominal value of €0.50. In particular, an allocation of 29 new ordinary shares for every 159 ordinary shares already owned and 7 new savings shares for every 60 savings shares already owned was approved and will be made available to shareholders on May 21, 2009 (trading "ex" starting on May 18, 2009).

Creative concept, Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed: Grafiche Milani Segrate (Milano)
May 2009



OUR COMMITMENT

UniCredit S.p.A.
2008 Reports and Accounts

UniCredit
Italian Joint Stock Company
Registered Office: Rome, Via A. Specchi, 16
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register,
Tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredit Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 7,170,400,150.00 fully paid in


UniCredit Group

www.unicreditgroup.eu

At UniCredit Group we are aware that our business activities have an impact on the environment, and always factor environmental sustainability into our strategic decisions.

In 2009 the greenhouse gas emissions associated with the paper used for the publication of 2008 Consolidated Reports and Accounts and Sustainability Report have been offset by a contribution to a biomass-fueled district heating plant in Italy (Valtellina).

The offsets for the 2008 Consolidated Reports and Accounts and Sustainability Report were executed in association with AzzeroCO$_2$


AzzeroCO2

Pictures

Cover, sorter pages and Top Manager

Courtesy Ferruccio Torboli (UniCredit Group)







Printed on certified recycled chlorine-free paper.




OUR COMMITMENT

Our Commitment is Our Strength

2008 was a year that posed significant challenges to the global economy, to the financial services industry and to our business.
To date, our business model remains sound, and our outlook is positive for our future operations.

We remain positive because we know that we can count on our greatest strength. It is our solid and rigorous commitment - to our customers, to our people, to our investors, to the communities we serve, to our core values, to culture, to quality in everything we do, and to the sustainable success of our enterprise.

Every day we renew that commitment through the efforts and expertise of more than 174,000 people in 22 countries.

That is why this year's Annual Report features the photographs and words of UniCredit Group employees. No one could express our commitment more eloquently than the men and women who live it every day.

They speak to you from our branches and offices across Europe. Each message is different. Each expresses what commitment means to them, to their customers, and to their colleagues every single working day.

We feel that their words, their ideas truly capture the spirit of UniCredit Group – the spirit of commitment, our greatest strength.

UniCredit S.p.A.
2008 Reports and Accounts

«The secret of our strength is quite simple: we do not follow corporate values handed down to us from a sheet of paper.
We exemplify through our own lives what the sheet of paper has to say!»

Oliver Riedl
Germany



«The network of our Group allows us to support our customers with different specialized products. The values of the Integrity Charter differentiate our Group. Different languages, different cultures, different working experiences, but one Group, one commitment and one way - straight forward! That is our strength.»

Christian Kiss
Austria



Board of Directors, Board of Statutory Auditors and External Auditors

Board of Directors

Dieter Rampl	Chairman
Gianfranco Gutty	Deputy Vice Chairman
Franco Bellei Berardino Libonati Fabrizio Palenzona Anthony Wyand	Deputy Chairmen
Alessandro Profumo	CEO
Manfred Bischoff Vincenzo Calandra Buonaura Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Max Dietrich Kley Marianna Li Calzi Salvatore Ligresti Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Hans-Jürgen Schinzler Nikolaus von Bomhard Franz Zwickl	Directors
Lorenzo Lampiano	Company Secretary

Board of Statutory Auditors

Giorgio Loli	Chairman
Gian Luigi Francardo Siegfried Mayr Aldo Milanese Vincenzo Nicastro	Statutory Auditors
Massimo Livatino Giuseppe Verrascina	Alternate Auditors

KPMG S.p.A.	**External Auditors**
Ranieri de Marchis	Nominated Official in charge of drawing up Company Accounts


«We are the people who determine our future. There is no doubt that the atmosphere of our Group and beneficial relationships with our clients depend on us. To achieve this, we should stand by our moral and professional convictions and also consider our people's opinions. When we commit ourselves to that principle, then we will succeed at everything we do.»
Julia Shagova
Russian Federation

Contents

UniCredit S.p.A. - 2008 Reports and Accounts

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
- **A dash** (-) indicates that the item/figure is inexistent;
- **Two stops** (..) or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are **in millions of euros.**

Lucia Rossi De Gasperis
Italy

«Every day, my work requires the use of both brain and heart. Using your brain means creating value with each service delivered. And using your heart means letting the customer feel the commitment you put into your work.»





Niccolò Ceci
Italy

«There is always a way to meet the customer's needs. Along this path, our experience serves as our compass and the customer's satisfaction is our final destination.
The work we do along the entire journey is our commitment.
The certainty of the result is our strength.»

Report on Operations

Introduction

To the Shareholders,

In 2008, the operations of the Company and Group were focused on reallocating operations performed by Capitalia, but mainly on the reorganisation and integration of the operations of the Group's Italian commercial banks as summarised below, but described in greater detail in the consolidated annual report. Towards the end of the year, in order to address financial market tensions, the Board of Directors approved a capital strengthening plan, which is described in detail in a specific section of the consolidated annual report. This plan calls for an increase in dividend-paying capital through the issuance of ordinary shares to be offered as options to shareholders.

At the beginning of the year, the Group continued the reallocation of operations (which started at the end of 2007) acquired by UniCredit as a result of the business combination with Capitalia. These operations were previously performed directly by Capitalia but are not consistent with the UniCredit organisational model. In this context, the Finance Operations business unit was sold in March to UniCredit Processes and Administration. As regards security services operations, the Depository Bank and Securities Custody and Settlement division was transferred to Société Générale Security Services in exchange for a capital increase approved by the transferee, with the shares received later sold to Société Générale. In April, loans of the former Capitalia that were classified as non-performing or restructured loans, as well as entries closely related to such loans, were sold in bulk pursuant to Article 58 of the Combined Banking Law to Aspra Finance, a company assigned to manage these types of loans within the Group.

Effective March 31, the business combination of UniCredit Banca Mobiliare (already a wholly-owned company) and UniCredit was finalised; the combination was effective for accounting and tax purposes on January 1, 2008. The most significant assets received by the merging company were equity investments.

The integration of former Capitalia banks (Banca di Roma, Banco di Sicilia and Bipop Carire) was more complex. This integration was achieved as part of a broader project to reorganise the operations of the Group's Italian commercial banks, the guidelines for which called for assigning the private banking, corporate banking, mortgage and personal loan businesses carried out by these banks to the UniCredit Group's existing banks and reorganising the Group's entire retail business on a regional basis.

The preparations for this transaction, which were launched from May to October by the above banks, involved the adoption of the Group's information systems as well as the bulk sale of non-performing loans and related entries to Aspra Finance.

On October 20, 2008, the agreement combining UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia and Bipop Carire with UniCredit was signed with effect for legal purposes on November 1, 2008, and with effect for accounting and tax purposes on January 1, 2008. Capitalia Partecipazioni was merged pursuant to the same business combination agreement. On the same date and effective immediately after the effective date of the aforementioned combination, UniCredit transferred the following businesses:

- the Retail business to three new banks, which at the same time were renamed UniCredit Banca (with headquarters in Bologna and regional responsibility for northern Italy), UniCredit Banca di Roma (with headquarters in Rome and regional responsibility for central and southern Italy), and Banco di Sicilia (with headquarters in Palermo and regional responsibility for Sicily);
- the Private Banking business to UniCredit Private Banking;
- the Corporate business to UniCredit Corporate Banking;
- the mortgage business to UniCredit Banca per la Casa;
- the personal loan business to UniCredit Consumer Financing Bank.

These transactions were carried out through the transfer, pursuant to Article 2343 of the Civil Code, of previously determined business divisions in payment for the same number of capital increases approved by the transferees. In addition, the "Real Estate" division, which consists of the real estate operations from the merger with former Capitalia banks, was transferred to UniCredit Real Estate in exchange for a capital increase approved by the latter.

Effective November 1, pursuant to the Group's organisational design, the capital market and bond origination and hedging services division, which UniCredit originally got from the merger with Capitalia, were sold to the Milan branch of HVB.

In November, there was another bulk sale of non-performing loans and related entries from the merged banks to Aspra Finance.

On November 14, the Extraordinary Shareholders' Meeting approved the increase in dividend-paying capital specified in a capital strengthening plan prepared by the Board of Directors. This plan set the upper limit for this increase at €3 billion and authorised the CEO to execute the plan. The CEO then set the number of ordinary shares to be issued at 972,225,376 with a par value of €0.50 each, with shares to be allocated at the ratio of 4 new shares for every 55 shares held, for a value of €2,997,370,834.21 including share premium. A security agreement was also signed with Mediobanca, which assumed the obligation to underwrite the newly issued shares in an amount equal to any unexercised options remaining after the offering of such options on the stock exchange, in the amount of the total capital increase.

The Company posted a net profit of €3,281 million in 2008, compared with €1,858 million for the previous year. It should be noted that the profit for 2007 included the operating impact from the merger with Capitalia S.p.A. starting from October 1, while net profit in 2008 reflected the impact, effective January 1, of the subsidiaries absorbed on November 1, as noted above. In addition, net profit for the year was affected by the €995 million from the net impact of the tax redemption for goodwill carried out pursuant to Article 15 of Legislative Decree No. 185 of November 29, 2008, which was converted to Law No. 2 of January 29, 2009.

Based on the above, comments on changes in individual items are not meaningful. See the notes to the income statement below in which pro-forma restated income statements are presented to analyse operations on an equivalent basis.

As indicated during the Extraordinary Shareholders' Meeting on November 14, 2008, in connection with the planned transactions to strengthen the capital base, a proposal will be made to the shareholders' meeting to allocate a portion of net profit for the year to an available reserve called "Reserve for allocating profits to Shareholders through the issuance of new free shares" to be used for a future increase in share capital free of charge pursuant to Article 2442 of the Civil Code.

Summary information on the balance sheet and income statement as at December 31, 2008 and for 2007 is given below. In this regard, it should be noted that certain amounts for 2007 were restated following the finalisation of the "Purchase Price Allocation" connected with the Capitalia S.p.A business combination, as required by IFRS3.

Condensed Accounts

Condensed Balance Sheet

(€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2008	12.31.2007	AMOUNT	PERCENT
Assets				
Cash and cash balances	33	4,027	-3,994	-99.2%
Financial assets held for trading	9,005	11,157	-2,152	-19.3%
Loans and receivables with banks	208,439	162,820	+45,619	+28.0%
Loans and receivable with customers	36,519	21,243	+15,276	+71.9%
Financial investments	80,078	78,469	+1,609	+2.1%
Hedging instruments	2,110	568	+1,542	+271.5%
Property, plant and equipment	38	25	+13	+52.0%
Goodwill	8,739	4,163	+4,576	+109.9%
Other intangible assets	33	106	-73	-68.9%
Tax assets	6,077	4,279	+1,798	+42.0%
Non-current assets and disposal groups classified as held for sale	-	712	-712	-100.0%
Other assets	5,019	2,233	+2,786	+124.8%
Total assets	**356,090**	**289,802**	**+66,288**	**+22.9%**
Liability and shareholders' equity				
Deposits from banks	157,703	97,941	+59,762	+61.0%
Deposits from customers and debt securities in issue	131,527	118,677	+12,850	+10.8%
Financial liabilities held for trading	3,893	7,726	-3,833	-49.6%
Financial liabilities designated at fair value	-	6,016	-6,016	-100.0%
Hedging instruments	3,929	1,886	+2,043	+108.3%
Provisions for risks and charges	1,490	1,160	+330	+28.4%
Tax liabilities	2,665	2,007	+658	+32.8%
Liabilities included in disposal group classified as held for sale	-	371	-371	-100.0%
Other liabilities	3,893	3,418	+475	+13.9%
Shareholders' equity:	50,990	50,600	+390	+0.8%
- Capital and reserves	*47,818*	*48,569*	*-751*	*-1.5%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*-109*	*173*	*-282*	*-163.0%*
- Net profit (loss)	*3,281*	*1,858*	*+1,423*	*+76.6%*
Total liabilities and shareholders' equity	**356,090**	**289,802**	**+66,288**	**+22.9%**

Condensed Income Statement

(€ million)

	YEAR		CHANGE	
	2008	2007	€M	PERCENT
Net interest	3,426	-1,158	+4,584	n.s.
Dividends and other income from equity investments	2,973	2,783	+190	+6.8%
Net interest income	**6,399**	**1,625**	**+4,774**	**+293.8%**
Net fees and commissions	2,465	61	+2,404	n.s.
Net trading, hedging and fair value income	-288	66	-354	n.s.
Net other expenses/income	-131	23	-154	n.s.
Net non-interest income	**2,046**	**150**	**+1,896**	**n.s.**
OPERATING INCOME	**8,445**	**1,775**	**+6,670**	**+375.8%**
Payroll costs	-2,948	-346	-2,602	n.s.
Other administrative expenses	-2,492	-300	-2,192	n.s.
Recovery of expenses	348	39	+309	n.s.
Amortisation, depreciation and impairment losses on intangible and tangible assets	-91	-14	-77	n.s.
Operating costs	**-5,183**	**-621**	**-4,562**	**n.s.**
OPERATING PROFIT (LOSS)	**3,262**	**1,154**	**+2,108**	**+182.7%**
Net provisions for risks and charges	-402	-18	-384	n.s.
Integration costs	-66	-67	+1	-1.5%
Net write-downs of loans and provisions for guarantees and commitments	-285	22	-307	n.s.
Net income from investments	-286	564	-850	n.s.
PROFIT (LOSS) BEFORE TAX	**2,223**	**1,655**	**+568**	**+34.3%**
Income tax for the year	1,058	203	+855	+421.2%
NET PROFIT (LOSS) FOR THE YEAR	**3,281**	**1,858**	**+1,423**	**+76.6%**

Operations[1]

Human Resources

Personnel Changes

As at December 31, 2008, UniCredit S.p.A. had a staff consisting of 4,107 employees, compared with 2,774 as at December 31, 2007. The increase in personnel was largely due to the centralisation of governance, planning and coordination functions of the Retail banks (UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia) at UniCredit S.p.A., which, on November 1, resulted in the addition of:

- 1,217 employees in the Retail area;
- 112 employees in the Corporate Centre;
- 152 employees in the Corporate Investment Banking and Private Banking Area;
- 86 employees in the Global Banking Service area (GBS);

and other corporate transactions that resulted in:
- the transfer of 66 employees to UniCredit Process and Administration due to the sale of the Finance Operations division;
- the transfer of 15 employees to UniCredit HVB AG Milano due to the sale of the Former Capital Markets division.

During the year, there were ongoing efforts to limit staff growth through careful turnover management. In particular, the leaving incentive programme (solidarity fund and individuals entitled to pensions) led to the departure of 81 employees during the year. The remaining decrease of 72 employees was due to normal turnover during the year. The reorganisation process will continue until proper staff levels are achieved.

Changes to the number and composition of staff by category are shown in the table below (figures include foreign branches).

Category

	12.31.2008		12.31.2007		CHANGE	
	TOTAL	*OF WHICH: OUTSIDE ITALY*	TOTAL	*OF WHICH: OUTSIDE ITALY*	IN TOTAL	PERCENT
Senior Management	601	*93*	456	*74*	+145	+31.8%
Management - 3rd and 4th grade	1,257	*92*	901	*70*	+356	+39.5%
Management - 1st and 2nd grade	868	*30*	497	*11*	+371	+74.6%
Other Staff	1,381	*103*	920	*42*	+461	+50.1%
Total	**4,107**	***318***	**2,774**	***197***	**+1,333**	**+48.1%**
of which: Part-time staff	*259*	*-*	*202*	*-*	*+57*	*+28.2%*

The tables below provide a breakdown of personnel by seniority and age group. 51% of UniCredit SpA staff members (compared to 54% at end-2007) have a university degree (primarily in economics, business, banking or law).

43% of staff were women (compared to 45% at end-2007).

1. A description of the macroeconomic scenario is provided in the report on operations of the consolidated 2008 Annual Report.

Breakdown by seniority	12.31.2008		12.31.2007		CHANGE	
	NUMBER	*PERCENT*	NUMBER	*PERCENT*	NUMBER	*PERCENT*
Up to 10	1,954	*47.6%*	1,379	*49.7%*	+575	*+41.7%*
From 11 to 20 years	630	*15.3%*	415	*15.0%*	+215	*+51.8%*
From 21 to 30 years	908	*22.1%*	549	*19.8%*	+359	*+65.4%*
Over 30	615	*15.0%*	431	*15.5%*	+184	*+42.7%*
Total	**4,107**	***100.0%***	**2,774**	***100.0%***	**+1,333**	***+48.1%***

Breakdown by age	12.31.2008		12.31.2007		CHANGE	
	NUMBER	*PERCENT*	NUMBER	*PERCENT*	NUMBER	*PERCENT*
Up to 30	475	*11.6%*	313	*11.3%*	+162	*+51.8%*
From 31 to 40 years	1,331	*32.4%*	948	*34.2%*	+383	*+40.4%*
From 41 to 50 years	1,325	*32.2%*	846	*30.5%*	+479	*+56.6%*
Over 50	976	*23.8%*	667	*24.0%*	+309	*+46.3%*
Total	**4,107**	***100.0%***	**2,774**	***100.0%***	**+1,333**	***+48.1%***

Reference should be made to the section "Our People" in the Sustainability Report for coverage of training, management growth, industrial relations, the environment and work safety.

Operations (Continued)

Main Business Areas

Specific business activities related to the treasury, foreign branches and Global Transaction Banking (GTB) operations are carried out at Group HQ and are described in detail below.

Group Finance Department

As specified by the Group Liquidity Policy approved by the Parent Company's Board of Directors on March 21, 2007 and later revised by the same Board on June 25, 2008, the Group Finance Area performs planning, coordination and control functions based on a model that centralises specialised functions and capabilities to benefit the entire Group. The purpose of these functions is to manage liquidity risk, provide asset and liability management and finance business operations throughout the Group. In addition, the Group Finance Area takes initiatives to generate regulatory and economic capital both for the Parent and for its subsidiaries. The Group's banks are organised by Liquidity Centres that correspond to the four major financial centres where the Group operates: Milan, Munich, Vienna and Warsaw.

The finance model used by Group HQ calls for centralisation of the liquidity requirements and surpluses generated by liquidity centres in the cash pooling system, which is brokered through an internal automated market managed by Group Treasury. During the liquidity crisis that occurred last year, this model made it possible to achieve an efficient allocation, within the Group, of funding generated independently by each liquidity centre, as well as funds raised on capital markets.

As part of this activity, the Group Finance Area has underwritten or bought senior and subordinated bonds, ABS notes and intercompany secured bonds issued by banks (OBGs) totalling €35,391 million. The pricing of these bonds reflected the real cost of funding incurred for each maturity by UniCredit in capital markets. The policy applied in the area of intra-group transfer prices covers this pricing.

Revenues from the internal liquidity market (IT Market Place) totalled €1,071 billion, an increase of 53% over 2007. This platform, which was launched in 2007, is qualified to price all segments of the monetary curve (up to a one-year maturity) and in all hard currencies and the main soft currencies under market conditions. Through the IT Market Place, the Group Finance Area continually satisfies the financial requirements of the Regional Liquidity Centres totalling 23 Group banks and companies.

In addition, the Group Finance Area completed intercompany transactions with maturities of over one year. These transactions were carried out through the granting of loans and subscription of bonds issued by subsidiaries totalling €25,994 million and through the issuance of bonds subscribed by subsidiaries for a total of €10,190 million.

The funding of business activity involves close coordination of the liquidity centres and the Group Finance Area to promote coordinated access to the markets (including local markets) where market conditions, product type and customer type could reduce the consolidated cost of funding based on the functional specialisation principle. Only the Parent can access public financial markets.

Funding has increased the company's indebtedness in the capital markets from €110,814 million at the end of 2007 to €122,334 million at the end of 2008.

Under particularly difficult market conditions, UniCredit met the funding targets set in the annual funding plan. In particular, the Parent Company issued senior and subordinated securities for a total of €20,100 million in the medium and long-term segment, pursuing its strategy of diversification by geographic area, currency and instrument followed in recent years. In addition, in the securitisation and OBG market, on behalf of the Group, UniCredit coordinated the issuance of ABS notes for a total of €42,415 million (including €1,133 million placed in the market and €41,282 retained by the Group) and OBGs (secured bonds issued by banks) issued for the first time in Italy for a total of €5,000 million (all retained by the Group).

In order to improve liquidity management efficiency, in 2008 procedures were implemented to access the tri-party market, through which there are better opportunities to directly access the funding of the Federal Reserve Bank of New York. In the MTS market, the average daily turnover of repo transactions was €4,829 million, an increase of €1,579 million over the €3,250 million in 2007.

The European Central Bank served as a significant channel for the Group's funding in 2008. The European Central Bank has offset the ongoing illiquidity of international capital markets, which was particularly evident in the second half of 2008. In order to generate new usable assets at the European Central Bank, starting in October 2008 the Group Finance Area carried out a number of initiatives that increased the total of eligible securities at year-end 2008 to about €40,000 million from €4,500 million at the beginning of the year.

Within this amount, cash that can be used as collateral in the form of loans to customers that are eligible for refinancing at the European Central Bank (so-called ABACO loans) reached a notional value of €3,479 million, compared with €2,700 million for the previous year.

Participation in the net interbank market

decreased by €14,143 million over the last twelve months.

In 2008, the Group Finance Area carried out activities designed to improve the risk/return profile of its assets and liabilities at both Parent and consolidated level, by means of exchange-rate risk hedges of non-euro dividends and income to be received from foreign subsidiaries and affiliates. In addition, transactions involving direct and indirect equity investments were entered into in order to make capital utilisation more efficient.

As far as liquidity risk is concerned, during the year, in keeping with the Group Liquidity Policy, the Liquidity Contingency Plan was approved, aimed at defining the procedure, responsibilities and initiatives to be implemented in the event of a liquidity crisis, whether of a systemic or of a specific nature.

Finally, in 2008, the process of integrating the treasury and asset and liability management activities (which were previously carried out by Capitalia S.p.A.) into the Group Finance Area was completed.

Branches and representative offices abroad

In 2008 the Group continued to reorganise its foreign network of branches and representative offices including the branches and representative offices of the former Capitalia group.

In particular:

- Branches were rationalised in 2008 using two different strategies. If branches of UniCredit and Capitalia were present in the same market, these branches were merged (London, New York and Paris). At the same time, the branches in Bucharest, Hong Kong, Tokyo and Singapore were closed. The branches in Istanbul and Frankfurt are not operating and the liquidation is started. The branch in Beirut was sold to Byblos Bank and, in the first half of 2009, all the administrative activities will be completed. The November 1, related to the merger of UniCredit Banca di Roma into UniCredit, the former Capitalia group branches in Madrid and Shanghai became UniCredit branches.
- In the case of representative offices, the reorganisation planned in 2006 has been implemented with a special focus on eliminating overlapping areas, transferring managerial responsibility to UniCredit. For the former Capitalia group offices operating in the same places where UniCredit offices are present, the activities for the closing started. The November 1, related to the merger of UniCredit Banca di Roma into UniCredit, the former Capitalia group representative office in Tunisi became UniCredit representative office.

At the end of 2008, UniCredit S.p.A. had 7 branches abroad operating and 3 branches abroad in liquidation, 1 permanent establishment and 8 representative offices (including Shanghai and Moscow, which are to be closed in 2009).

Unicredit S.p.A. International Network

BRANCHES	PERMANENT ESTABLISHMENT	REPRESENTATIVE OFFICES
PRC - Hong Kong	AUSTRIA - Wien	BELGIUM - Brussels
PRC - Shanghai		BRAZIL - Sao Paulo
GERMANY - Munich		PRC - Beijing
UNITED KINGDOM - London		PRC - Guangzhou
UNITED STATES - New York		PRC - Shanghai
FRANCE - Paris		INDIA - Mumbai
SPAIN - Madrid		RUSSIA - Moscow
		TUNISIA - Tunisi

Operations (Continued)

Main Business Areas (Continued)

Global Transaction Banking

The Global Transaction Banking (GTB) unit now falls under the global business lines of UniCredit as part of the CIB & PB (Corporate Investment Banking and Private Banking) Area.

The GTB unit was established at the beginning of 2007 with a dual purpose: to broaden the range of products and services of the Corporate Division based on customer needs and to increase potential revenues.

Within the UniCredit Group, in addition to having responsibility for managing commercial loans and cash management activities, GTB provides appropriate support in these areas to local sales networks.

Below is a summary of the main projects and goals achieved in 2008 for various product lines:

- **CM&EB (Cash Management & Electronic Banking),** the main goals were the SEPA project, the development of cash management service in the CEE area and the leveraging of the unique positioning of SWIFTNet at corporate level. The development of SEPA is monitored closely, while CM&EB maintains and increases its revenue base through dedicated sales campaigns in individual countries.
- For **Trade Finance**, priorities were the growth of market share, especially in Germany, and the use of supply chain management solutions along the entire value chain.
- **GFI (Global Financial Institutions)** focused on entering into strong partnership agreements with foreign banks in countries where the UniCredit Group has no direct presence. In addition, it took advantage of its preferential position in the CEE area to serve as a key partner in the Financial Istitution sector. GFI also has an orientation toward emerging markets, where it intends to increase the market share of the UniCredit Group, especially in the area of payment orders and trade finance.
- **STEF (Structured Trade and Export Finance)** opened new markets by establishing new units in emerging countries with a concentration on key import markets (Russia, Ukraine, Kazakhstan and Turkey).

From an operational standpoint, GTB strengthened its divisional structure within the UniCredit Group by expanding its service model and operations in 22 countries and managing a total of 3.5 billion payments and 110,000 import and export letters of credit, confirming its position as a leader in transaction banking operations in continental Europe. It also laid the foundation for complying with regulatory changes in payment systems by upgrading technology platforms to the SEPA European directive and developing a single payment platform for the eurozone. In 2009, this will make it possible to offer customers the advantages of this initiative without the need for further human resources or IT investments. Customers will also be able to use the platform for UniCredit Group payments for all credit transfer transactions in all 31 SEPA countries. Finally, also in 2009, the necessary implementation procedures will be issued for the SEPA Direct Debit (SDD) component which UniCredit will make available starting in November 2009.

Governance and coordination activities

In addition to the specific business activities indicated above are the governance and planning activities carried out by Group HQ for the entire Group.
In order to continually improve its ability to perform these duties, in 2008 the Parent Company was involved in several reorganisation activities such as:
- the strengthening of competence lines such as Finance (CFO), Human Resource Management (HR), Organisation and Communication, based on significant coordination and planning carried out by related Responsible for the entire Group;
- the implementation of the Group's new organisational model, consisting specifically of establishing the Retail, Corporate Investment Banking & Private Banking ("CIB & PB") and Global Banking Services ("GBS") Areas within which business, organisational and service functions are to be reorganised.

Specifically, the Retail Area at Group HQ has become very large and now has about 1,500 employees with the goal of acting as the governance and coordination structure for the three new Retail banks established on November 1, 2008 and centralising the management of certain management functions (e.g., marketing and the management of staff-related administrative services) or support functions (e.g., the Call Centre, Customer Recovery and Security).

In addition, in 2008 the main business and support areas of the Private Banking division were centralised at Group HQ and the Corporate Banking division was reorganised by creating units for the governance and coordination of strategic functions with the unified goal of developing a single, group-wide strategy.

With regard to Risk Management operations, market and credit risk management was strengthened (focusing in part on restructuring non-performing loans) and centralising the management of control processes.

In the Compliance Area, efforts were focused on reorganising the entire structure in order to arrive at the linked management of the Law and Compliance departments to further strengthen the Parent Company's ability to manage the risk of non-compliance and conflicts of interest, to preserve the good name of the Bank and contribute to the enhancement of the company's value over time.

Operations (Continued)

Loans to Customers

Loans to customers reached €36,519 million at December 31, 2008, an increase of €15,276 million compared with the amount at the end of 2007.

Loans and receivables with customers (€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2008	12.31.2007	AMOUNT	PERCENT
Performing loans	28,999	18,284	+10,715	+58.6%
Impaired assets	240	985	-745	-75.6%
Repos	-	-	-	-
Debt securities	7,280	1,974	+5,306	+268.8%
Total loans and receivables with customers	**36,519**	**21,243**	**+15,276**	**+71.9%**
of which:				
units operating in Italy	*32,973*	*20,475*	*+12,498*	*+61.0%*
units operating abroad	*3,546*	*768*	*+2,778*	*+361.7%*

Of this increase, €12,498 million was due to units operating in Italy (+61%) and €2,778 million (+362%) to units operating abroad.

The €10,715 million increase in performing loans (from €18,284 million at year-end 2007 to €28,999 million at year-end 2008) was due to the increase in loans made to Group companies, and in particular, loans to Aspra Finance (€3,694 million), UniCredit Real Estate (€1,300 million) and UniCredit Factoring (€3,000 million) as well as the increase in loans to the corporate customers of UniCredit's foreign branches (€2,778 million). Prior to the transfer process on November 1, 2008, the latter were consolidated on the accounts of UniCredit Banca di Roma.

The €5,306 million (from €1,974 million at year-end 2007 to €7,280 million at year-end 2008) increase in debt securities was attributable to the repurchase of securitisation tranches originated by Group companies for the purposes of refinancing with the central bank (including €4,600 million originated by Locat, €603 million originated by HVB and €152 million originated by UniCredit Banca per la Casa).

Credit Quality

Impaired loans to customers (by type) (€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	TOTAL	RESTRUCTURED LOANS	PAST-DUE LOANS	IMAPAIRED LOANS
Face value	504	138	642	..	1	643
as a percentage of total loans	*1.36%*	*0.37%*	*1.74%*	..	-	*1.74%*
Write-downs	356	46	402	..	1	403
coverage ratio	*70.63%*	*33.33%*	*62.62%*	..	-	*62.67%*
Carrying value	148	92	240	..	-	240
as a percentage of total loans	*0.41%*	*0.25%*	*0.66%*	..	-	*0.66%*

Impaired loans to customers, which at year-end 2007 stood at €985 million, and which were almost entirely from the Capitalia business combination, dropped to €240 million due to the sale to Aspra Finance noted above.

The non-performing loan coverage ratio stood at 70.6%.

Deposits from Customers and Debt Securities in Issue

Deposits from customers and debt securities in issue, equalling €131,527 million, were up €12,850 million from the end of 2007.

Deposits from customers and debt securities in issue (€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2008	12.31.2007	AMOUNT	PERCENT
Deposits from customers	9,193	7,863	+1,330	+16.9%
Debt securities in issue	122,334	110,814	+11,520	+10.4%
Total deposits from customers and debt securities in issue	**131,527**	**118,677**	**+12,850**	**+10.8%**
of which:				
units operating in Italy	*102,284*	*75,342*	*+26,942*	*+35.8%*
units operating abroad	*29,243*	*43,335*	*-14,092*	*-32.5%*

Deposits from customers were €9,193 million, an increase of €1,330 million compared with 2007. The change was due to the net impact of the increase in deposits, mainly in the form of repos with Group companies (Pioneer) in the amount of €2,398 million, and a reduction in deposits from customers at foreign branches totalling €1,248 million (primarily the London branch in the amount of €1,433 million). Deposits from customers can be broken down as follows: 39% in time deposits (mostly at the London branch); 18% in current accounts and demand deposits; 17% in loans related to units operating in Italy; 26% in repos.

Debt securities in issue, equalling €122,334 million, posted an increase of €11,520 million over 2007. This figure is the result of a decrease in deposits in the form of certificates of deposit totalling €12,407 million (including €9,266 million at the New York branch and €3,152 million at the London branch), which was more than offset by an increase of €24,302 million in liabilities consisting of senior and subordinated bonds issued in 2008 in order to optimise the Group's maturity structure. Of the latter, €9,150 million are bonds subscribed by Group banks (mainly UniCredit Banca) to balance the structural liquidity position.

Operations (Continued)

Financial Investments

Financial investments of €80,078 million were up by €1,609 million over year-end 2007. This increase was primarily due to the increase of €3,827 million in held-to-maturity investments and the decrease of €2,480 million in equity investments.

Financial Investments (€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2008	12.31.2007	AMOUNT	PERCENT
Financial assets at fair value through profit or loss	318	59	+259	+439.0%
Available-for-sale financial assets	3,284	3,281	+3	+0.1%
of which: - equity investments	*1,005*	*1,686*	*-681*	*-40.4%*
- debt securities, equity instruments and investments funds units	*2,279*	*1,595*	*+684*	*+42.9%*
Held-to-maturity investments	6,623	2,796	+3,827	+136.9%
Equity investments	69,853	72,333	-2,480	-3.4%
Total financial investments	**80,078**	**78,469**	**+1,609**	**+2.1%**
of which:				
units operating in Italy	*79,932*	*78,422*	*+1,510*	*+1.9%*
units operating abroad	*146*	*47*	*+99*	*+210.6%*

Financial assets at fair value through profit or loss were up by €259 million due to the reclassification of the investment in the Pioneer Institutional Hedge Fund, which was previously classified, with the same number of shares, under held-for-trading financial assets.

Held-to-maturity investments, which totalled €6,623 million, were up by €3,827 million over year-end 2007. The increase was due to the acquisition of government debt securities in 2008 for the purposes of refinancing at the central bank.

Equity investments classified under available-for-sale financial assets totalled €1,005 million, a decrease of €681 million from year-end 2007. This decrease was due, in particular, to the sale of Edipower, with a book value of €203 million in December 2007 and the sale of Attijariwafa Bank (€108 million), with the generation of a capital gain of €83 million for the latter, and was also the result of the decrease in value of the stakes held which resulted in impairment losses of €569 million posted to the income statement (including €308 million for London Stock Exchange, €182 million for Banco do Sabadell and €34 million for Gemina), i.e., the posting of capital losses of about €65 million to the corresponding valuation reserve which was mainly attributable to Bank of Valletta. The above reductions more than offset the increase due to the addition of equity investments classified in the same portfolio at the time of the merger on November 1.

Equity investments in subsidiaries and associated companies reached €69,853 million, with a year-on-year decrease of €2,480 million. Of the reduction, €8,339 million was due to the impact of the corporate transaction of November 1 that resulted in the elimination of the book value of the companies being merged and an adjustment to the carrying amount of the transferee companies. This decrease more than offset increases including €2,515 million for recording equity investments previously held by the merged companies, €796 million from the business combination with UBM (which resulted in the recording of the stake held by the latter in HVB (6.44%) in the amount of €1,028 million and the elimination of the stake held in UBM totalling €232 million) and €2,410 million for acquisitions connected with the squeeze out of BA-CA shares (€1,015 million) and HVB shares (€1,396 million).

The most significant changes included the subscription of the Aspra Finance capital increase for €330 million, the reduction following the final liquidation allocation of Fineco Finance totalling €381 million and the sale of various equity interests including FIMIT, Centrale dei Bilanci and HoldCo77, the vehicle company to which shares of Bank BPH were sold, all of which resulted in net capital gains of €180 million.
In addition, the corporate transactions carried out on July 1, 2008 in relation to the partial spin-off of the asset gathering division by UniCredit Private Banking to FinecoBank, the partial spin-off of the area involved in loans against salaries by

FinecoBank to UniCredit Consumer Financing Bank, the partial spin-off of the mortgage operations of FinecoBank to UniCredit Banca per la Casa, and the partial spin-off by MCC of the leasing division to Locat and the real estate division to UniCredit Real Estate resulted in significant changes in the carrying value of the individual subsidiaries and associates involved in these transactions, and these changes had not an impact on the balance of equity investments, as operations infra-group.

A description of the operations of the main subsidiaries in the Group's different business sectors is provided in the report on operations included in the consolidated 2008 Annual Report, to which reference is therefore made.

Interbank business

In 2008, the Parent Company continued to be a net lender in the interbank market, but still reduced the balance between loan and deposit entries by €14,143 million from 2007. This result was due to an increase in deposits from banks (€59,762 million) which was greater than the increase in loans to banks (€45,619 million).

Movements in deposits and loans and receivables with banks were affected, in particular, by transactions entered into with Group banks involved in the business combination and in transfers of divisions that occurred on November 1, 2008. It should be noted that these transactions made it possible to improve the banks' specialisation in specific business sectors.

In this context, the transferee banks increased their liquidity requirements (especially UniCredit Corporate Banking and UniCredit Banca per la Casa) needed to finance the portfolios acquired. At the same time, the new Retail Banks reported excess liquidity positions resulting from the sale of assets.

More specifically, the increase of €45,619 million in loans and receivables with banks over year-end 2007 was due to the following:

- an increase in loans made to Group banks of €29,240 million (primarily to UniCredit Corporate Banking and UniCredit Banca per la Casa);
- an increase of about €8,000 million in senior and subordinated bonds in the loans and receivables portfolio; these were mainly issued by Group companies to fund the structural liquidity position;
- an increase of €20,453 million in repos with banks. This item was affected by the recognition of repo transactions posted in the accounts to report the Parent Company's lending of securities to Group banks. Since, by its nature, the lending of securities is cash neutral, loans received in an identical amount are posted under the item "Deposits from banks". Compared with 2007, actual repos with Group banks and in the market dropped by €5,341 million;
- a decrease of €11,346 million in the balance of the operating account held at Banca d'Italia (€7,294 million compared with €18,640 million in 2007);
- an increase of €575 million in loans of foreign branches to cover the merger on November 1 of assets from the branches of the former UniCredit Banca di Roma.

The increase of €59,762 million in deposits from banks was instead due to:

- an increase of about €35,000 million in deposits from banks, primarily from Group banks. As indicated above, this aggregate includes financing to the Parent Company in the form of loans (€25,898 million), which, when offset by repos, make the securities lending transactions cash neutral;
- an increase of €19,389 million in deposits between central banks including €17,036 million through repos;
- an increase of €8,236 million in deposits through repos with Group banks;
- a decrease of €5,158 million in deposits in the market through banks of the foreign branches.

Interbank Position (€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2008	12.31.2007	AMOUNT	PERCENT
Loans and receivables with banks	**208,439**	**162,820**	**+45,619**	**+28.0%**
units operating in Italy	*207,023*	*161,979*	*+45,044*	*+27.8%*
units operating abroad	*1,416*	*841*	*+575*	*+68.4%*
Deposits from banks	**157,703**	**97,941**	**+59,762**	**+61.0%**
units operating in Italy	*148,339*	*83,419*	*+64,920*	*+77.8%*
units operating abroad	*9,364*	*14,522*	*-5,158*	*-35.5%*
NET INTERBANK POSITION	**50,736**	**64,879**	**-14,143**	**-21.8%**
units operating in Italy	*58,684*	*78,560*	*-19,876*	*-25.3%*
units operating abroad	*-7,948*	*-13,681*	*+5,733*	*-41.9%*

Operations (Continued)

Shareholders' Equity, Subordinated Debt and Capital Ratios

Shareholders' Equity

As at December 31, 2008, shareholders' equity amounted to €50,990 million, compared with €50,600 million at the end of 2007. Increases were attributable to the reserve for business combinations within the Group (+€920 million), the sale of treasury shares (+€288 million) and net profit for the period. These increases were partially offset by a reduction for the distribution of dividends for 2007, decreases in reserves for the valuation of available-for-sale financial assets and of cash flow hedges (-€282 million) and by the posting of the reserve for sales within the Group pursuant to Article 58 of the Combined Banking Law (-€448 million) connected with the sale of non-performing loans to Aspra Finance.

Shareholders' Equity	(€ million)
Balance as at 12.31.2007	**50,600**
Increases:	
- share capital increase associated with the exercise of rights	8
- net profit for the year	3,281
- other changes	1,262
Decreases:	
- paid-out dividends	3,431
- other changes	730
Balance as at 12.31.2008	**50,990**

Main Shareholders

Share capital, which was fully subscribed and paid in, totalled €6,684,287,462.00, consisting of 13,368,574,924 shares of €0.50 each including 13,346,868,372 ordinary shares and 21,706,552 savings shares.

As at December 31, 2008, the shareholder register showed the following:

- There are approximately 385,000 shareholders;
- Resident shareholders own about 52% of capital and foreign shareholders 48%.
- 92% of ordinary share capital is held by legal entities and the remaining 8% by individuals.

As at December 31, 2008, the principal shareholders were as follows:

Principal UniCredit shareholders

SHAREHOLDER	ORDINARY SHARES	% OWNED[1]
1. Cassa di Risparmio Verona, Vicenza, Belluno e Ancona Foundation	668,494,453	5.009%
2. Central Bank of Libya Group	615,718,218	4.613%
3. Cassa Risparmio di Torino Foundation	517,277,185	3.876%
4. Carimonte Holding S.p.A.	447,117,993	3.350%
5. Allianz Group	315,544,510	2.364%
6. Barclays Global Investors UK Holding Ltd Funds	267,464,392	2.004%

1. as a percentage of ordinary capital

Treasury Shares

In January 2008, in compliance with the provisions of paragraph five of Article 2437-quater of the Civil Code, UniCredit made an offer on the automated screen-based stock exchange (MTA) organised and managed by Borsa Italiana S.p.A. to purchase 83,833,899 ordinary UniCredit S.p.A. shares resulting from the exchange of 74,851,696 Capitalia S.p.A. shares that were withdrawn and not sold in previous phases of the liquidation procedure pursuant to Article 2437-quater of the Civil Code, and that also remained completely unsold upon the conclusion of the above offer. Withdrawing shareholders were paid the liquidation value of the shares on January 23.

Following the above purchases, the number of treasury shares rose from 87,000,000 at year-end 2007 to 170,833,899 with a total value of €876 million.

The Ordinary Shareholders' Meeting of UniCredit held on November 14, 2008 voted to revoke the authorisation granted by the Ordinary Shareholders' Meeting on December 16, 2005 regarding the disposal of the 87,000,000 shares resulting from the share buy-back transaction and to authorise the sale, without time limitations, of all treasury shares held for a price not less than the market price at the time each sale is made less 5%.

Pursuant to this resolution, in December UniCredit moved forward with the sale of 170,357,899 treasury shares in several tranches, for a total of €288 million.
At year-end 2008 there was a total of 476,000 treasury shares.

Treasury Shares	
Number of ordinary shares as at 12.31.2008	476,000
Face value per share €	0.50
Total face value €	238,000
% on capital stock	..
Carrying value as at 12.31.2008 €	2,440,001

Subordinated Liabilities

During the year, the nominal amount of subordinated liabilities rose from €15,343 million at year-end 2007 to €17,311 million at year-end 2008 (+€1,968 million) following the issuance of two Upper Tier II subordinated bonds (€1,125 million) and seven Lower Tier II bonds (€1,620 million). This increase was partially offset by the total repayment of a Tier III bond (€300 million), the partial repayment of a Lower Tier II bond (€149 million) and the change resulting from the negative foreign exchange effect on transactions denominated in foreign currencies (€328 million).

Capital for regulatory purposes and capital ratios

Capital for regulatory purposes amounted to 56,125 million, of which 42,514 million is Tier 1 Capital, compared with €57,827 million at December 31, 2007.

The ratio of capital for regulatory purpose to total risk-weighted assets was 50.79% - not a very significant figure, since it reflects the Company's particular capital structure.

Income Statement

Operating Profit

In order to make a comparison as equivalent as possible between 2007 and 2008, pro-forma restated income statements were created as follows:

- The 2007 income statement was restated up to operating profit including the operating impact of the first three quarters of 2007 related to Capitalia before the business combination on October 1, 2007;
- The 2008 income statement was restated up to operating profit eliminating the impact of the merger of Capitalia Partecipazioni, UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia and Bipop Carire into UniCredit on November 1, 2008 and the concurrent transfer by UniCredit of the divisions acquired as follows: Retail Banking to the three newly established retail banks (UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia) with their respective specific regional responsibilities in northern Italy, central-southern Italy and Sicily; Private Banking to UniCredit Private Banking; Corporate Banking to UniCredit Corporate Banking; mortgages and loans to UniCredit Banca per la Casa and UniCredit Consumer Financing respectively.

The notes to the individual items in the income statement are therefore referred, where possible, to the restated 2007 and 2008 periods.

Operating profit (€ million)

	YEAR				CHANGE FROM RESTATED	
	2008		2007			
	CARRYING AMOUNT	RESTATED	CARRYING AMOUNT	RESTATED	€M	PERCENT
Net interest	3,426	-1,564	-1,158	-1,459	- 105	+ 7.2%
Dividends and other income from equity investments	2,973	2,825	2,783	3,718	- 893	- 24.0%
Net interest income	**6,399**	**1,261**	**1,625**	**2,259**	**- 998**	**- 44.2%**
Net fees and commissions	2,465	56	61	63	- 7	- 11.1%
Net trading, hedging and fair value income	-288	-323	66	227	- 550	n.s.
Net other expenses/income	-131	-150	23	117	- 267	n.s.
Net non-interest income	**2,046**	**-417**	**150**	**407**	**- 824**	**- 202.5%**
OPERATING INCOME	**8,445**	**844**	**1,775**	**2,666**	**- 1,822**	**- 68.3%**
Payroll costs	-2,948	-469	-346	-472	+ 3	- 0.6%
Other administrative expenses	-2,492	-448	-300	-459	+ 11	- 2.4%
Recovery of expenses	348	53	39	75	- 22	- 29.3%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-91	-10	-14	-41	+ 31	- 75.6%
Operating costs	**-5,183**	**-874**	**-621**	**-897**	**+ 23**	**- 2.6%**
OPERATING PROFIT	**3,262**	**-30**	**1,154**	**1,769**	**- 1,799**	**- 101.7%**

Net Interest Income

Net interest income stood at €1,261 million, representing the difference between net interest of -€1,564 million and dividends and other income from equity investments of €2,825 million. Of this figure, €2,764 million related to Group companies and €61 million to non-Group companies. The comparable amount for the 2007 statement was €2,259 million, consisting of net interest of -€1,459 million and dividends and other income from equity investments of €3,718 million.

Net interest declined by €105 million compared with the 2007 figure. The decrease was attributable to the higher cost of financing equity investments, the volume of which rose due to the squeeze-out of HVB (€1,396 million) and BACA (€1,015 million). In addition, there was an increase in the cost of managing short-term liquidity resulting largely from the enlargement of market spreads and medium and long-term funding, which, with growing volumes, resulted in a deterioration in the issuance spread.

Within the item for dividends and other income from equity investments, the component related to Group companies was down by €831 million due to the business combination of UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia and Bipop Carire, while the component related to non-Group companies was down by €62 million due mainly to lower dividends from Mediobanca, partially sold, and Synesis which were sold in the fourth quarter of 2007.

Net Non-Interest Income

Net non-interest income stood at -€417 million, down by €824 million on the previous period, due to the negative contribution made by net trading, hedging and fair value income and the balance of other operating income and costs.

There was a net trading, hedging and fair value loss of €323 million, compared with income of €227 million in the previous period. The decrease of €550 million was generated by the transfer of Markets and Investment Banking operations to HVB Milano (-€155 million); the impact resulting from hedging the equity investment in Pekao with a put spread (-€88 million); the collared equity swap on Mediobanca (the transaction whereby UniCredit temporarily sold Mediobanca shares to a third party, and in exchange for the payment of a variable flow of interest, collected the related dividend and absorbed any difference in the share price -€12 million); the management of exchange rate risk (-€36 million) in a highly volatile environment; the Pioneer Fund (-€84 million); treasury operations related to interest and exchange rate hedging (-€70 million); and the different structure of certain liquid asset investment transactions.

The balance of other operating income and costs was -€150 million, compared with the +€117 million reported in the previous period. The decrease of €267 million was due to the lack of rental recoveries as a result of the transfer of the real estate division from the former Capitalia to UniCredit Real Estate (-€104 million); compliance with banking regulations for compulsory bank drafts related to Retail bank customers (-€102 million posted after the business combination) and costs that could not be capitalised related to the BACA squeeze-out (-€55 million).

Operating Costs

Taking into account expense recoveries, operating costs totalled €874 million compared with €897 million in 2007, a reduction of about €23 million (3%) despite the strengthening of the Parent Company's organisational structure following the absorption of several governance units from the Retail Division. This impact, which was related to the last two months of the year, was equal to about €25 million in staff expenses and €4 million in other administrative expenses.

Overall, staff expenses were down about €3 million (1%) compared with the previous year, from €472 million to €469 million, due in part to the continuation of the leaving incentive programme (those entitled to a pension and the Solidarity Fund). In addition, related to results lower than budget, variable compensation, which normally depends on these performances, was reduced significantly.

Other administrative expenses of €448 million were down by €11 million (about 2%) compared with the previous period, as a result of the rationalisation process and efforts of efficiency. Specifically, there was a reduction in advertising, marketing and costs of management of non performing loans (given up to Aspra Finance), in addition to lower indirect taxes due to the absence of local property tax following the sale of properties from the former Capitalia to UniCredit Real Estate. On the other hand, back-office costs were up due to the increase in Global Banking Transaction operations in addition to consulting expenses and staff-related expenses (due in part to the transfer of employees following the business combinations).

Operating Profit

There was an operating loss of €30 million, representing a decrease of €1,799 million (102%) from the €1,769 million in 2007 as a result of lower revenues.

Income Statement (Continued)

Net Profit

In the table below, the steps from operating profit to net profit have been reclassified for illustrative purposes. Here again, the two years being compared were made equivalent as described above.

Net profit (loss) (€ million)

	YEAR				CHANGE FROM RESTATED	
	2008		2007			
	CARRYING AMOUNT	RESTATED	CARRYING AMOUNT	RESTATED	€M	PERCENT
Operating profit (loss)	3,262	-30	1,154	1,769	-1,799	-101.7%.
Net provisions for risks and charges	-402	-154	-18	-60	-94	+156.7%
Integration costs	-66	-	-67	-162	+162	-100.0%
Net write-downs of loans and provisions for guarantees and commitments	-285	-300	22	-5	-295	n.s.
Net income from investments	-286	-276	564	671	-947	n.s.
PROFIT (LOSS) BEFORE TAX	**2,223**	**-760**	**1,655**	**2,213**	**-2,973**	**-134.3%**
Income tax for the year	1,058	1,850	203	387	+1,463	+378.0%
NET PROFIT (LOSS) FOR THE YEAR	**3,281**	**1,090**	**1,858**	**2,600**	**-1,510**	**-58.1%**

Provisions for risks and charges

Provisions for risks and charges, at -€154 million compared with -€60 million in 2007, are mainly attributable to provisions for legal and tax disputes.

Net write-downs of loans and provisions for guarantees and commitments

Net impairment losses on loans and provisions for guarantees and commitments totalled €300 million, an increase of €295 million over the €5 million in 2007 due to impairment losses on non-performing loans from UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia and Bipop Carire as a result of the business combination on November 1, 2008. These loans were later sold to Aspra Finance.

Integration costs

At year-end 2008, integration costs were a modest amount compared with the €162 million in 2007.

Net income from investments

There was a net loss from investments of €276 million, a decrease of €947 million compared with net gains of €671 million for 2007.

The main events affecting this item in 2008 were as follows:

- sales of equity investments of €306 million, of which €87 million for BPH, €94 million for CE.BI, €83 million for Attijariwafa Bank, €73 million for Société Generale Securities Services, €28 million for Fimit, €19 million for Euroclear and -€99 million for Fineco Finance;
- impairment losses on equity investments of €581 million including €308 for London Stock Exchange, €182 million for Banco do Sabadell, €34 million for Gemina, €22 million for Bank BPH, €22 million for Fineco Verwaltung, €9 million for Camfin, €6 million for Euroclass Multimedia, €2 million for Investimenti Infrastrutture and +€35 million for UPA.

Income Tax

Income taxes for the period were a positive figure of €1.850 million (€387 million in 2007).

The amount of the taxes is influenced by the application of art.15, para 10, of the Law Decree nr. 185 dated 11/29/08 converted into Law. nr. 2 dated 1/29/09. The mentioned Law allows the fiscal recognition of the values resulting as goodwill in the 2008 balance sheet through the payment, in one instalment, of a tax substitutive of Ires and Irap equal to 16% of the difference between the accounting and the tax value of such goodwill. The goodwill value will be recognised for tax purposes only and it may be deducted from income over a nine-year period starting from the year following that of payment. The withholding tax will be paid in 2009 and the goodwill will be deducted starting from 2010.

One of the accounting treatments compliant with Ias 12 allows to consider the tax amortization of the goodwill as a deductible temporary difference, with the following possibility to write-up corresponding deferred tax assets for an amount equal to the expected tax benefit, provided that there is a reasonable expectation of their recovery. Since at present there are no grounds to foresee that in the relevant years the Group Entities included in the area of tax consolidation will not have a sufficient taxable income to take advantage of the goodwill tax deductibility.

After assessing the tax-deductible goodwill at €8,651 million, "current tax" in the amount of €1,384 million and "deferred tax assets" in the amount of €2,379 million have been recognized in the Accounts as at December 31, 2008. The net result is €995 million of lower taxes. The deferred tax assets are arising out of the application of Ires tax, as there is not IRAP income.

Net Profit

The company's net profit, which was restated using the criteria described above, stood at €1,090 million, a decrease of 58% from €2,600 million in the previous year.

Other Information

Transactions with Group Companies

The table below shows the assets, including equity interests, liabilities, guarantees and commitments outstanding as at December 31, 2008, in respect of direct and indirect subsidiaries and companies subject to significant influence.

(€ million)

	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS
Subsidiaries	293,501	152,113	52,888
Companies subject to significant influence	1,938	39	-

Security Plan

As required by the Personal Data Protection Code, i.e. Decree-Law 196/2003, (Rule 26 in Annex B: "Technical Specifications concerning Minimum Security Measures") the Bank now has a Security Plan as prescribed by Rule 19 of Annex B, which will be up-dated for the year 2009 by March 31, 2009.

Risks

Risks and uncertainties that the Group has to face in the present circumstances are fully described in the consolidated annual report.

Shares held by Directors, Statutory Auditors, General Managers and other Key Management Personnel

The table below provides information pursuant to Section 79 of Consob Regulation 11971 of May 14, 1999, as subsequently amended and supplemented (last amendment: Consob Resolution 15520 of July 27, 2006).

Shares held by directors, statutory auditors, general managers and other key management personnel

POSITION HELD	LAST, FIRST NAME	INTEREST IN	TYPE OF SHARE	NUMBER OF SHARES HELD AT END-2007[1]	ACQUIRED DURING THE YEAR	SOLD DURING THE YEAR	HELD AT END-2008[1]
LIST OF DIRECTORS AS OF DECEMBER 31, 2008							
Chairman	Rampl Dieter	UniCredit	ord.	227,795	-	-	227,795
Deputy Vice Chairman	Gutty Gianfranco	UniCredit	ord.	75,000	76,000	-	151,000
Deputy Chairman	Bellei Franco	UniCredit	ord.	50,000	20,000	-	70,000
Deputy Chairman	Libonati Berardino	UniCredit	ord.	-	1	-	1
Deputy Chairman	Palenzona Fabrizio	UniCredit	ord.	-	-	-	-
Deputy Chairman	Wyand Anthony	UniCredit	ord.	-	-	-	-
	indirectly held (spouse)	UniCredit	ord.	14,000	-	-	14,000
CEO	Profumo Alessandro	UniCredit	ord.	2,702,842[2]	150,000	-	2,852,842
Director	Bischoff Manfred	UniCredit	ord.	7,500	-	-	7,500
Director	Calandra Buonaura Vincenzo	UniCredit	ord.	39,606	-	-	39,606
Director	Cucchiani Enrico Tommaso	UniCredit	ord.	-	-	-	-
Director	Fontanesi Donato	UniCredit	ord.	-	-	-	-
Director	Giacomin Francesco	UniCredit	ord.	-	-	-	-
Director	Gnudi Piero	UniCredit	ord.	152,907	-	-	152,907
	indirectly held (spouse)	UniCredit	ord.	272,846	-	-	272,846
	indirectly held (other)	UniCredit	ord.	514,000	-	-	514,000
Director	Kadrnoska Friedrich	UniCredit	ord.	-	-	-	-
Director	Kley Max Dietrich	UniCredit	ord.	-	-	-	-
Director	Ligresti Salvatore	UniCredit	ord.	-	-	-	-
Director	Maramotti Luigi	UniCredit	ord.	5,610,556	-	-	5,610,556
Director	Marocco Antonio Maria	UniCredit	ord.	49,200	-	-	49,200
Director	Pesenti Carlo	UniCredit	ord.	-	-	-	-
Director	Schinzler Hans-Jürgen	UniCredit	ord.	-	-	-	-
Director	von Bomhard Nikolaus	UniCredit	ord.	-	-	-	-
Director	Zwickl Franz	UniCredit	ord.	4,000	-	-	4,000

Other Information (Continued)

Shares held by Directors, Statutory Auditors, General Managers and other Key Management Personnel (Continued)

(Shares held by directors, statutory auditors, general managers and other key management personnel - continued)

POSITION HELD	LAST, FIRST NAME	INTEREST IN	TYPE OF SHARE	NUMBER OF SHARES			
				HELD AT END-2007[1]	ACQUIRED DURING THE YEAR	SOLD DURING THE YEAR	HELD AT END-2008[1]
UNTIL MARCH 31, 2008							
Director	Mancuso Salvatore	UniCredit	ord.	-	-	-	-
FROM MAY 8, 2008							
Director	Li Calzi Marianna	UniCredit	ord.	-	-	-	-
BOARD OF STATUTORY AUDITORS							
Chairman	Loli Giorgio	UniCredit	sav.	20,000	-	-	20,000
		UniCredit	ord.	-	30,000	-	30,000
Statutory Auditor	Francardo Gian Luigi	UniCredit	ord.	-	-	-	-
Statutory Auditor	Mayr Siegfried	UniCredit	ord.	-	-	-	-
Statutory Auditor	Milanese Aldo	UniCredit	ord.	-	-	-	-
Statutory Auditor	Nicastro Vincenzo	UniCredit	ord.	5,195	-	-	5,195
KEY MANAGEMENT PERSONNEL		UniCredit	ord.	1,717,351	1,611,776	226,500	3,102,627
		PGAM	ord.	-	65,000	65,000	-
		BA-CA	ord.	859	-	859	-
		HVB	ord.	182,785	-	-	182,785
		Pekao	ord.	10,000	40,000	25,000	25,000

1. or start/end date of position if not the same as the reference periods indicated.
2. the reported number differs from the one indicated in UniCredit 2007 Annual Report (i.e. 2,452,842 ordinary shares) due to a purchase of 250,000 ordinary shares made in May 2004, regularly reported to Borsa Italiana according to the Internal dealing rules (warning n. 5469 of May,13 2004) but not counted in data provided in 2004 Annual Report. Such inaccuracy affected also the reports on shares held in the following years.

Subsequent Events and Outlook

Subsequent Events

To implement the capital increase approved by the Shareholders' Meeting on November 14, 2008, from January 5 to 23 the new shares were offered to holders of UniCredit ordinary and savings shares in a ratio of 4 ordinary shares for every 55 shares held at a unit issuance price of €3.083 per share, with a share premium of €2.583. At the end of the option exercise period, 4,647,192 UniCredit shares were subscribed, equal to 0.48% of the shares offered.

Unexercised options were then offered by UniCredit on the MTA of Borsa Italiana, but none were purchased. Then, on February 23, 2009, Mediobanca underwrote 967,578,184 shares pursuant to the security agreement entered into by the latter with the obligation to underwrite a quantity of newly issued shares corresponding to the unexercised options. Thus, the capital increase of €2,997,370,834.21 was fully subscribed including €486,112,688.00 in share capital and €2,511,258,146.21 in share premium. Nearly all the shares underwritten by Mediobanca were used to support the issuance of financial instruments (the so-called CASHES); the features of these instruments are fully described in the section Steps to Strenghten Capital of the consolidated annual report.

As part of measures to strengthen the company's capital base, at the time the distribution of 2008 profits was approved, a proposal was made concerning the establishment of a specific "Reserve for allocating profits to Shareholders through the issuance of new free shares."

The reserve will be allocated to share capital in relation to a proposed free increase in share capital pursuant to Article 2442 of the Civil Code through the issuance of 4,821,213,831 ordinary shares and 4,341,310 savings shares with a nominal value of €0.50 for a total nominal amount of €2,412,777,570.50. It is proposed that the new shares will be issued in the following proportions:

- 13 ordinary shares for every 36 ordinary shares held, with the exception of 476,000 ordinary treasury shares held and 967,564,061 ordinary shares underwritten by Mediobanca and used to support the issuance of the CASHES financial instruments;
- 1 savings shares for every 5 savings shares held.

The Board of Directors, with the aim of further strengthening the existing policy of strong support to the economy and in order to align the Group to the European competitive context, where the major banks have already applied for or received comparable instruments, mandated the CEO to negotiate the terms and conditions related to the issuance of Government capital instruments for an amount of up to Euro 4 billion. Such instruments will be made available for subscription by the Finance Ministry in Austria, by the Economy and Finance Ministry in Italy and by third party investors.

Subsequent Events and Outlook (Continued)

Outlook

The applicable external environment, which is characterised by a projected recessionary economic situation whose negative impact will affect financial market performance, will have repercussions on the management of current operations in 2009.

Overall revenue performance will be affected by high volatility, however net interest income is projected to improve due to the foreseeable reduction in interest rates that will lower the cost of accessing capital markets.

Moreover, in order to effectively deal with the negative environment, the company has taken steps to closely manage costs through rationalisation measures that follow on from efficiency improvements that were started in 2008 along with a careful assessment of discretionary expenses.

Further details and informations are represented in the consolidated annual report.

Milan, March 17, 2009

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

CEO
ALESSANDRO PROFUMO



«We had a foreign tourist turn to us with a problem. Even though it was not possible to resolve his problem from our office, I took my time to help him. I think he left satisfied, reassured that his bank is there for him anywhere he goes. These are the moments when we can show our true commitment to the bank and our customers. Every one of our employees represents the whole UniCredit Group.»

Reet Trumm
Estonia

Peter Bodensteiner
Germany

«One of our core values is trust. Trust is the most important asset in financial markets. In our business, we receive the trust of our clients every time they use UniCredit Group as their point of entry to international markets. This makes it necessary every day to work towards earning our clients' trust for tomorrow.»



Proposal to the Shareholders' Meeting

To the Shareholders,

On the basis of the Report on Operations accompanying these Accounts, we ask you to approve the Accounts of UniCredit S.p.A. as at December 31, 2008 being the Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement and Notes to the Accounts, as submitted by the Board of Directors, as a whole and the individual entries thereof.

Appropriation of net profit:

2008 Income Statement showed net profits, entirely available for distribution in accordance with art. 6 of Legislative Decree 38 dated February 28, 2005, of	**€ 3,281,086,843.54**

which we propose to distribute as follows:

- to the Legal Reserve pursuant to the Articles of Association, article 32	€ 202,971,780.64
- to the Shareholders: - dividend of € 0.025 pursuant to art. 32, 1° paragraph, letter b) of Articles of Association, for each of the 21,706,552 saving shares	€ 542,663.80
- to the Reserve for allocating profits to Shareholders through the issuance of new free shares	€ 2,412,777,570.50
- to the Statutory Reserve	€ 664,794,828.60
	€ 3,281.086,843.54

Milan, March 17, 2009

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

CEO
ALESSANDRO PROFUMO


Urska Kolar Stuklek
Slovenia
«Any offering or proposal I prepare for customers or colleagues is always checked by my conscience.
I ask myself, "Have I considered all options? Is this the best solution?" I can only commit to my customers and colleagues if the proposal would satisfy me were I standing in their shoes.»

Company Accounts and Annexes

Company Accounts

Company Accounts

Accounts

Balance Sheet		(€)
ASSETS	12.31.2008	12.31.2007
10. Cash and cash balances	33,406,999	4,026,899,006
20. Financial assets held for trading	9,004,620,633	11,157,337,462
30. Financial assets at fair value through profit or loss	318,008,018	58,957,693
40. Available-for-sale financial assets	3,284,636,861	3,281,099,327
50. Held-to-maturity investments	6,622,865,723	2,796,247,097
60. Loans and receivables with banks	208,438,532,642	162,819,653,240
70. Loans and receivables with customers	36,518,992,685	21,243,201,945
80. Hedging derivatives	2,038,583,031	568,898,511
90. Changes in fair value of portfolio hedged financial assets (+/-)	71,457,550	(596,236)
100. Equity investments	69,852,748,035	72,332,656,928
110. Property, plant and equipment	37,846,644	25,065,779
120. Intangible assets:	8,771,798,523	4,268,230,847
of which:		
- goodwill	*8,738,566,004*	*4,162,547,796*
130. Tax assets:	6,076,925,808	4,279,175,870
a) current tax assets	*1,393,430,870*	*2,575,156,791*
b) deferred tax assets	*4,683,494,938*	*1,704,019,079*
140. Non-current assets and disposal groups classified as held for sale	39,930	712,151,777
150. Other assets	5,019,962,725	2,232,777,530
Total assets	**356,090,425,807**	**289,801,756,776**

Balance Sheet

LIABILITIES AND SHAREHOLDERS' EQUITY (€)	12.31.2008	12.31.2007
10. Deposits from banks	157,703,378,386	97,941,324,665
20. Deposits from customers	9,192,910,564	7,863,436,091
30. Debt securities in issue	122,334,037,484	110,813,498,929
40. Financial liabilities held for trading	3,893,113,076	7,725,858,771
50. Financial liabilities at fair value through profit or loss	-	6,016,375,929
60. Hedging derivatives	2,914,023,126	2,595,953,281
70. Changes in fair value of portfolio hedged financial liabilities (+/-)	1,014,635,139	(709,831,406)
80. Tax liabilities:	2,665,342,753	2,006,645,153
a) current tax liabilities	*2,131,139,237*	*1,311,452,249*
b) deferred tax liabilities	*534,203,516*	*695,192,904*
90. Liabilities included in disposal groups classified as held for sale	-	371,169,870
100. Other liabilities	3,811,715,339	3,354,234,593
110. Provision for employee severance pay	81,590,898	63,513,475
120. Provisions for risks and charges:	1,490,015,910	1,159,380,306
a) post-retirement benefit obligations	*916,397,140*	*485,134,183*
b) other provisions	*573,618,770*	*674,246,123*
130. Revaluation reserves	168,228,357	450,256,676
160. Reserves	6,788,218,163	8,260,251,637
170. Share premium	34,070,282,307	33,707,908,266
180. Share capital	6,684,287,462	6,682,682,748
190. Treasury shares (-)	(2,440,001)	(358,415,712)
200. Net Profit or Loss (+/-)	3,281,086,844	1,857,513,504
Total liabilities and shareholders' equity	**356,090,425,807**	**289,801,756,776**

Note: balances at 12.31.2007 have been changed, since the "Purchase Price Allocation" connected to the business combination with Capitalia S.p.A.

Company Accounts (Continued)

Accounts

Income Statement		(€)
ITEMS	12.31.2008	12.31.2007
10. Interest income and similar revenues	19,268,768,404	6,147,448,334
20. Interest expense and similar charges	(15,842,899,080)	(7,305,510,168)
30. Net interest margin	**3,425,869,324**	**(1,158,061,834)**
40. Fee and commission income	2,653,701,150	91,553,880
50. Fee and commission expense	(188,308,495)	(30,254,026)
60. Net fees and commissions	**2,465,392,655**	**61,299,854**
70. Dividend income and similar revenue	2,974,650,605	2,834,584,725
80. Gains and losses on financial assets and liabilities held for trading	(240,012,518)	5,333,905
90. Fair value adjustments in hedge accounting	(6,459,172)	4,604,525
100. Gains and losses on disposal of:	(320,079,591)	751,230,535
a) loans	*(421,852,146)*	*3,883*
b) available-for-sale financial assets	*94,735,951*	*744,232,933*
c) held-to-maturity investments	-	-
d) financial liabilities	*7,036,604*	*6,993,719*
110. Gains and losses on financial assets/liabilities at fair value through profit or loss	(49,685,146)	(1,768,663)
120. Operating income	**8,249,676,157**	**2,497,223,047**
130. Impairment losses on:	(432,523,126)	17,288,540
a) loans	*172,638,633*	*33,219,537*
b) available-for-sale financial assets	*(568,940,173)*	*(4,837,106)*
c) held-to-maturity investments	*19,916*	-
d) other financial assets	*(36,241,502)*	*(11,093,891)*
140. Net profit from financial assets	**7,817,153,031**	**2,514,511,587**
150. Administrative costs:	(5,505,886,217)	(713,190,969)
a) staff expenses	*(3,013,418,467)*	*(388,138,367)*
b) other administrative expenses	*(2,492,467,750)*	*(325,052,602)*
160. Provisions for risks and charges	(401,879,424)	(18,372,622)
170. Impairment/write-backs on property, plant and equipment	(56,917,050)	(11,042,520)
180. Impairment/write-backs on intangible assets	(34,384,323)	(2,675,303)
190. Other net operating income	216,823,807	61,914,138
200. Operating costs	**(5,782,243,207)**	**(683,367,276)**
210. Profit (loss) of associates	187,185,159	(176,322,057)
240. Gain and losses on disposal of investments	1,353,427	642,898
250. Total profit or loss before tax from continuing operations	**2,223,448,410**	**1,655,465,152**
260. Tax expense (income) related to profit or loss from continuing operations	1,057,638,434	202,048,352
270. Total profit or loss after tax from continuing operations	**3,281,086,844**	**1,857,513,504**
290. Net Profit or Loss for the year	**3,281,086,844**	**1,857,513,504**

Note: balances at 12.31.2007 have been changed, since the "Purchase Price Allocation" connected to the business combination with Capitalia S.p.A.

Company Accounts (Continued)

Statement of changes in Shareholders' Equity

Statement of changes in Shareholders' Equity as at 12.31.2008 (€)

				ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD								
							SHAREHOLDERS' EQUITY TRANSACTIONS							
	BALANCE AS AT 12.31.2007	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2008	RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS	NET PROFIT OR LOSS AS AT 12.31.2008	SHAREHOLDERS' EQUITY AS AT 12.31.2008
Share capital:	6,682,682,748	-	6,682,682,748	-	-	-	1,604,714	-	-	-	-	-	-	6,684,287,462
a) ordinary shares	6,671,829,472	-	6,671,829,472	-	-	-	1,604,714	-	-	-	-	-	-	6,673,434,186
b) other shares	10,853,276	-	10,853,276	-	-	-	-	-	-	-	-	-	-	10,853,276
Share premium	33,707,908,266	-	33,707,908,266	-	-	-	6,398,329	355,975,712	-	-	-	-	-	34,070,282,307
Reserves:	8,260,251,637	-	8,260,251,637	212,712,095	(1,786,311,190)	472,546,422	-	(424,217,893)	-	-	-	53,237,092	-	6,788,218,163
a) from profits	1,959,832,311	-	1,959,832,311	212,712,095	(1,786,311,190)	197,323	-	(585,529,909)	-	-	-	-	-	(199,099,370)
b) other	6,300,419,326	-	6,300,419,326	-	-	472,349,099	-	161,312,016	-	-	-	53,237,092	-	6,987,317,533
Revaluation reserves:	450,256,676	-	450,256,676	-	-	(282,028,319)	-	-	-	-	-	-	-	168,228,357
a) available-for-sale	165,258,089	-	165,258,089	-	-	(262,805,508)	-	-	-	-	-	-	-	(97,547,419)
b) cash-flow hedging	7,978,558	-	7,978,558	-	-	(19,222,811)	-	-	-	-	-	-	-	(11,244,253)
c) other [1]	277,020,029	-	277,020,029	-	-	-	-	-	-	-	-	-	-	277,020,029
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	(358,415,712)	-	(358,415,712)	-	-	-	-	355,975,711	-	-	-	-	-	(2,440,001)
Net Profit (Loss) for the year	1,857,513,504	-	1,857,513,504	(212,712,095)	(1,644,801,409)	-	-	-	-	-	-	-	3,281,086,844	3,281,086,844
Shareholders' equity	50,600,197,119	-	50,600,197,119	-	(3,431,112,599)	190,518,103	8,003,043	287,733,530	-	-	-	53,237,092	3,281,086,844	50,989,663,132

Note: balances at 12.31.2007 have been changed, since the "Purchase Price Allocation" connected to the business combination with Capitalia S.p.A.

1. Special revaluation laws.

Statement of changes in Shareholders' Equity as at 12.31.2007

(€)

	BALANCE AS AT 12.31.2006	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2007	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD								
							SHAREHOLDERS' EQUITY TRANSACTIONS							
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS	NET PROFIT OR LOSS AS AT 12.31.2007	SHAREHOLDERS' EQUITY AS AT 12.31.2007
Share capital:	5,219,125,767	-	5,219,125,767	-	-	-	1,463,556,981	-	-	-	-	-	-	6,682,682,748
a) ordinary shares	5,208,272,491	-	5,208,272,491	-	-	-	1,463,556,981	-	-	-	-	-	-	6,671,829,472
b) other shares	10,853,276	-	10,853,276	-	-	-	-	-	-	-	-	-	-	10,853,276
Share premium	17,628,233,262	-	17,628,233,262	-	-	-	16,079,675,004	-	-	-	-	-	-	33,707,908,266
Reserves:	4,774,160,923	-	4,774,160,923	528,280,675	-	2,927,945,803	(2,042,550)	-	-	-	-	31,906,786	-	8,260,251,637
a) from profits	1,451,569,159	-	1,451,569,159	528,280,675	-	(17,974,973)	(2,042,550)	-	-	-	-	-	-	1,959,832,311
b) other	3,322,591,764	-	3,322,591,764	-	-	2,945,920,776	-	-	-	-	-	31,906,786	-	6,300,419,326
Revaluation reserves:	1,155,829,743	-	1,155,829,743	-	-	(705,573,067)	-	-	-	-	-	-	-	450,256,676
a) available-for-sale	867,493,581	-	867,493,581	-	-	(702,235,492)	-	-	-	-	-	-	-	165,258,089
b) cash-flow hedging	11,316,133	-	11,316,133	-	-	(3,337,575)	-	-	-	-	-	-	-	7,978,558
c) other [1]	277,020,029	-	277,020,029	-	-	-	-	-	-	-	-	-	-	277,020,029
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	(358,415,712)	-	(358,415,712)	-	-	-	-	-	-	-	-	-	-	(358,415,712)
Net Profit (Loss) for the year	3,014,509,520	-	3,014,509,520	(528,280,675)	(2,486,228,845)	-	-	-	-	-	-	-	1,857,513,504	1,857,513,504
Shareholders' equity	31,433,443,503	-	31,433,443,503	-	(2,486,228,845)	2,222,372,736	17,541,189,435	-	-	-	-	31,906,786	1,857,513,504	50,600,197,119

Note: balances at 12.31.2007 have been changed, since the "Purchase Price Allocation" connected to the business combination with Capitalia S.p.A.

1. Special revaluation laws

Company Accounts (Continued)

Cash Flow Statement

Cash Flow Statement		(€)
	12.31.2008	12.31.2007
A. OPERATING ACTIVITIES		
1. Operations	**-2,880,798,577**	**-636,071,322**
- profit (loss) for the period (+/-)	3,281,086,844	1,857,513,504
- profit (loss) of merged companies (+/-)	-2,925,418,171	-
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities at fair value through profit and loss (+/-)	-122,225,078	-2,295,039
- capital gains/losses on hedging transactions (+/-)	3,180,876	-4,604,525
- net write-offs/write-backs due to impairment (+/-)	607,363,512	10,621,915
- net write-offs/write-backs on tangible and intangible assets (+/-)	10,129,875	13,717,823
- provisions and other income/expenses (+/-)	-27,673,478	14,960,303
- tax not paid (+/-)	-1,096,641,462	-195,731,673
- other adjustements	-2,610,601,495	-2,330,253,630
2. Liquidity generated/absorbed by financial assets	**-78,608,916,264**	**-8,706,488,585**
- financial assets held for trading	1,828,919,766	2,340,248,433
- financial assets at fair value through profit and loss	-314,350,303	24,283,499
- available-for-sale financial assets	-340,775,913	348,818,482
- loans and receivables with banks	-68,076,858,699	-6,292,840,254
- loans and receivables with customers	-13,735,737,566	-6,129,989,758
- other assets	2,029,886,451	1,002,991,013
3. Liquidity generated/absorbed by financial liabilities	**82,570,458,717**	**28,314,807,943**
- deposits from banks	80,513,026,519	8,735,664,906
- deposits from customers	1,235,600,141	837,898,803
- debt securities in issue	11,299,266,369	12,905,950,355
- financial liabilities held for trading	-3,545,188,962	328,967,209
- financial liabilities designated at fair value through profit or loss	-6,016,375,929	3,849,911,909
- other liabilities	-915,869,421	1,656,414,761
Net liquidity generated/absorbed by operating activities	**1,080,743,876**	**18,972,248,036**
B. INVESTING ACTIVITIES		
1. Liquidity generated by:	**5,516,348,885**	**2,826,291,445**
- sales of equity investments	549,056,237	117,760,924
- collected dividends on equity investments	2,771,618,840	2,706,137,678
- sales of financial assets held to maturity	75,000,000	-
- sales of property, plant and equipment	18,424,271	2,381,327
- sales of intangible assets	471,340	10,514
- disposal of businesses	2,101,778,197	1,002
2. Liquidity absorbed by:	**-6,941,675,712**	**-15,332,318,593**
- purchases of equity investments	-2,994,778,115	-13,247,734,430
- purchases of financial assets held to maturity	-3,853,261,762	-2,068,612,878
- purchases of tangible assets	-58,256,180	-14,197,243
- purchases of intangible assets	-35,379,655	-774,042
- purchase of businesses	-	-1,000,000
Net liquidity generated/absorbed by investing actvities	**-1,425,326,827**	**-12,506,027,148**
C. FINANCING ACTIVITIES		
- issue/purchase of treasury shares	-221,551,154	23,137,386
- issue/purchase of equity instruments	-	-
- distribution of dividends and other purposes	-3,431,112,599	-2,486,228,845
Net liquidity generated/absorbed by financing actvities	**-3,652,663,753**	**-2,463,091,459**
NET LIQUIDITY GENERATED/ABSORBED DURING THE PERIOD	**-3,997,246,704**	**4,003,129,429**

Note: balances at 12.31.2007 have been changed, since the "Purchase Price Allocation" connected to the business combination with Capitalia S.p.A.
LEGEND: (+) generated; (-) absorbed

Reconciliation

(€)

	12.31.2008	12.31.2007
Cash and cash equivalents at the beginning of the year	**4,026,899,006**	**25,707,391**
Net liquidity generated/absorbed during the period	-3,997,246,704	4,003,129,429
Cash and cash equivalents: effect of exchange differences	3,754,697	-1,937,814
Cash and cash equivalents at the end of the period	**33,406,999**	**4,026,899,006**

LEGEND: (+) generated; (-) absorbed

Notes to the Accounts

Notes to the Accounts

Part A) Accounting Policies

Notes to the Accounts

Part A) Accounting Policies

A1) General

Section 1 - Statement of compliance with IFRS

These Accounts have been compiled according to the accounting principles issued as at December 31, 2008 by the International Accounting Standards Board (IASB), including all interpretations of SIC and IFRIC, endorsed by the European Commission, as provided for by the European Union Regulation no. 1606/2002, which was transposed in Italian law by the Legislative Decree no. 38 dated February 28, 2005 (see Section 4 - Other matters).
This report is part and parcel of the Annual Financial Statements under section 154-ter, paragraph 1 of the Single Finance Act (TUF, Leg. Decree no. 58 dated 2/24/1998).

Banca d'Italia, whose powers as per LD #87/92 in relation to banks' and regulated financial companies' Accounts were confirmed in the above-mentioned LD, laid down the formats for the Accounts and the Notes to the Accounts in its circular #262 dated December 22, 2005.

Section 2 - Preparation criteria

As mentioned above, these Accounts have been prepared in accordance with the IFRS endorsed by the European Commission up to December 31, 2008.

The following documents were used to interpret and support the application of IFRS (albeit not endorsed by the EC):
- Framework for the Preparation and Presentation of Financial Statements issued by the IASB in 2001;
- Implementation Guidance, Basis for Conclusions, IFRIC and any other documents prepared by the IASB or IFRIC (International Financial Reporting Interpretations Committee) supplementing IFRS;
- Interpretative documents on the application of IFRS in Italy prepared by the Organismo Italiano di Contabilità (OIC) and Associazione Bancaria Italiana (ABI).

The accounts comprise the Balance Sheet, the Income Statement, the Statement of Changes in Shareholders' Equity, the Cash¬flow Statement (compiled using the indirect method) and the Notes to the Accounts accompanied by the Directors' Report on Operations.

Unless otherwise specified, figures are given in **thousands of euros**. In accordance with Banca d'Italia Circular no. 262/2005, **items and tables for which there is no significant information to be disclosed are not included in these Notes.**

As noted in the Report on Operations these Accounts were compiled on the assumption that they should present a continuing business.
At present there is no uncertainty as to the Company's ability to continue its business operations as envisaged by IAS 1. Measurement criteria are therefore in accordance with this assumption and with the principles of competence, relevance and materiality in financial statements and the priority of economic substance over juridical form. These principles are unchanged from 2007.

Risk and uncertainty due to use of estimated figures

IFRS require that management provide valuations, estimates and projections with a bearing on the application of accounting principles and the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience; other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources.

Estimated figures have been used for the recognition of the largest value-based items in the Accounts at December 31, 2008, as required by the accounting standards and regulations detailed above. These estimates are largely based on calculations of future recoverability of the values recognized in the Accounts under the rules contained in current legislation and were made assuming the continuity of the business, i.e. without considering the possibility of the forced sale of the items so valued.

The processes adopted support the values recognized at December 31, 2008. Valuation was particularly complex given the current macro-economic and market situation, which evince unusual volatility in all the financial data indispensable for valuation, and the consequent difficulty in making performance forecasts, even for the short term, in relation to the mentioned financial parameters which significantly affect estimates.

The parameters and information used to check the mentioned values were therefore significantly affected by the above factors, which could change rapidly in ways that cannot currently be foreseen, such that further effects on future balance-sheet values cannot be ruled out.

Estimates and projections are regularly reviewed. Any changes arising from these reviews is recognised in the period in which it is carried out, provided that it concerns that period. If the reappraisal concerns both current and future periods it is recognised in both current and future periods as appropriate.

Section 3 - Subsequent events

No substantial events have occurred after the balance sheet date that would make it necessary to change the information given in the Accounts as at 12.31.2008.
Further details and information are represented in the consolidated annual report.

Section 4 - Other matters

It should be noted that the business combination with the former Capitalia group through the merger of Capitalia S.p.A. into UniCredit S.p.A. took effect on October 1, 2007. Thus, comparative figures from the income statement as at December 31, 2007 include the results of Capitalia S.p.A. for the period October 1, to December 31, 2007.
As required by IFRS 3, on the acquisition date of October 1, 2007, the acquisition cost was temporarily allocated with a fair value adjustment of the Capitalia S.p.A. net assets acquired (mainly equity investments, tangible and intangible assets, loans and securities in issue), and the remainder was allocated to goodwill.
Complete allocation of the purchase price was achieved within 12 months as required by IFRS 3. The changes to the fair values of assets acquired and liabilities and contingent liabilities assumed that had been recognised previously resulted in the adjustment of balance sheet figures and income statement figures as at December 31, 2007 used for comparison purposes.

In addition, as a part of the reorganisation of the operations of the Group's Italian commercial banks, UniCredit Banca S.p.A., UniCredit Banca di Roma S.p.A., Banco di Sicilia S.p.A. and Bipop Carire S.p.A. were merged into UniCredit S.p.A. with legal effect from November 1, 2008, but with effect for accounting and tax purposes from January 1, 2008.

On the same effective date, November 1, 2008, certain businesses, which had belonged to the above banks, were transferred to UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia, UniCredit Banca per la Casa (now UniCredit Consumer Financing Bank), UniCredit Corporate Banking, UniCredit Private Banking and UniCredit Real Estate in keeping with the referenced reorganisation and based on the divisional business model already applied to UniCredit's banks before the acquisition of Capitalia Group.

Under the reorganization the assets and liabilities of the entities absorbed by UniCredit S.p.A. were recognized at the values ruling in their accounts at October 31, 2008. The subsequent transfer of assets and liabilities on the same date as the absorption retained these values.

As a result of these transactions, the income statement figures for UniCredit S.p.A. as at December 31, 2008 include the results of the banks absorbed effective January 1, 2008.

In order to compare the operating results as at December 31, 2008 with pro-forma restated results for the previous year including Capitalia

Notes to the Accounts (Continued)

Part A) Accounting Policies (Continued)

S.p.A., see the Report on Operations, in which the 2008 income statement has also been restated by eliminating the impact of the mergers indicated that occurred during the year. It should be noted that reclassified accounts are used in the Report on Operations, and a reconciliation with official accounts is provided in Annex 1.

Finally, two bulk sales were completed during the year to Aspra Finance S.p.A. of non-performing loans and related entries from the former Capitalia S.p.A. as well as the other banks absorbed as noted above.

These transactions were carried out in order to reorganise the business according to the Group's model. Since there was no transfer of control over companies or businesses, they were not treated as prescribed by IFRS 3.

Their business rationale is the restructuring or reorganisation of business activities within the Group with no transfer of control over the assets and no trades with independent parties, such that there would be an exchange with economic third parties. They are not purchases in the economic sense and therefore the principle of prudence should have priority, and thus the accounting methods used should ensure the continuance of value.

Accordingly, these transactions were recognized on the principle of perpetuating the carry value of the sellers. Differences between these value and the actual transfer prices were recognized, net of the tax effect, in equity, by both the seller and the buyer.

Since 2008 the following principles or accounting interpretations have become effective:
- IFRIC 11: IFRS 2 - Group and Treasury Share Transactions (transposed into EC regulation 611/2007);
- Amendments to IAS 39 and IFRS 7 "Reclassification of Financial Instruments" (transposed into EC regulation 1004/2008).

The interpretation of IFRIC 11 clarifies the accounting recognition of share based payments made with equity instruments issued by the Parent or by other Subsidiaries. In this respect we note that UniCredit S.p.A. has already been using accounting policies, in line with interpretation instructions, and therefore the adoption thereof did not affect the Accounts.

Changes to IAS 39 and IFRS 7 introduce the opportunity to condense financial assets "held for trading" and "held for sale" and require the disclosure of additional information on condensed assets. For a description of the implementation of these changes in the 2008 Accounts see Chapters 1 and 4 in Part A.2) relating to the main items and part B) Balance Sheet - Assets.

The European Commission also transposed some accounting principles which have become effective after December 31, 2008, for which UniCredit did not avail itself of the possibility to implement them in advance.

These principles are:
- IAS 1: Presentation of Financial Statements (transposed into regulation EC 1274/2008);
- IAS 23: Borrowing costs (transposed into EC regulation 1260/2008);
- Amendments to IAS 32: Financial Instruments: Disclosure and Presentation and to IAS 1: Presentation of Financial Statements - (transposed into EC regulation 53/2009);
- Amendments to IFRS 1: First-time Adoption of IFRS and to IAS 27: Consolidated and Separate Financial Statements - Cost of an Investment in a Subsidiary, Jointly-Controlled Entity or Associate (transposed into EC regulation 69/2009);
- Amendment to IFRS 2: Share-Based Payment (transposed into EC regulation 1261/2008);
- IFRS 8: Operating Segments (transposed into EC regulation 1358/2007);
- IFRIC 13: Customer Loyalty Programmes (transposed into EC regulation 1262/2008);
- IFRIC 14: The limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (transposed into EC regulation 1263/2008);
- Improvements to IFRSs (transposed into EC regulation 70/2009).

The required changes are under examination. We do not in any case believe that these standards will have any significant impact on our income statement or balance sheet.

As at December 31, 2008 the IASB had issued or reviewed the following accounting principles:
- Amendments to IAS 27: Consolidated and Separate Financial Statements;
- Amendments to IAS 39: Financial Instruments - Eligible Hedged Items;
- Amendments to IAS 39: Reclassification of Financial Assets - Effective Date and Transition;
- IFRS 1: First-time Adoption of IFRS
- IFRS 3 : Business Combinations;
- IFRIC 12: Service Concession Arrangements;
- IFRIC 15: Agreements for the Construction of Real Estate;
- IFRIC 16: Hedges of a Net Investment in a Foreign Operation;
- IFRIC 17: Distribution of a Non-Cash Assets to Owners;
- IFRIC 18: Transfers of Assets from Customers.

However, the adoption of these principles by UniCredit S.p.A. is subject to transposition thereof by the European Union.

These accounts are audited by KPMG S.p.A. pursuant to LD 58/98 and the resolution passed by the Shareholders' Meeting on May 10, 2007. The Board of Directors approved these Accounts on March 17, 2009 and authorized the publication of the essential figures.

The whole document is lodged with the competent offices and entities as required by law.

Notes to the Accounts (Continued)

Part A) Accounting Policies (Continued)

A2) The Main Items of the Accounts

1 - Financial Assets held for trading (HfT)

A financial asset is classified as held for trading if it is:
1. acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
2. part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking;
3. a derivative (except for derivatives which constitute financial guarantees, see Section 17, and derivatives designated as hedging instruments - see Section 6).

When an HfT financial asset is recognised initially, it is measured at its fair value excluding transaction costs and income which shall be directly recognised in profit and loss even when directly attributable to the acquisition or issue of the financial asset.

After initial recognition these financial assets are measured at their fair value through profit or loss.

A gain or loss arising from sale or redemption or a change in the fair value of a HfT financial asset is recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading", with the exception of financial derivatives relating to a fair value option of which gains and losses, whether realised or measured, are booked in item 110. "Gains (losses) on financial assets/liabilities at fair value through profit and loss" (please see Ch. 5). If the fair value of a financial asset falls below zero. it is recognised in item 40 "Financial liabilities held for trading".

A derivative is a financial instrument or other contract with all three of the following characteristics:
1. its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (usually called the 'underlying');
2. it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors;
3. it is settled at a future date.

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract. with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

An embedded derivative is separated from the host contract and recognised as a derivative if:
1. the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;
2. a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
3. the hybrid (combined) instrument is not measured at fair value through profit or loss.

If it is necessary to separate an embedded derivative from its host contract, but it is not possible to measure the embedded derivative separately either at acquisition or at a subsequent financial reporting date, the entire combined contract is treated as an HfT financial asset or financial liability.

When an embedded derivative is separated, the host contract is recognised according to its category.

EC Regulation 1004 dated October 15, 2008 transposed the changes to IAS 39 and IFRS 7 "Financial instruments: disclosures" approved by the IASB. These changes are retroactive to July 1, 2008 and allow the bank, after initial recognition, to reclassify certain "held for trading" and "available for sale" financial assets.

The following assets may be reclassified:
- held for trading or available for sale financial assets, which would have complied with the IAS definition of loans and receivables (if these assets had not been initially classified as held for trading or available for sale respectively), provided that the Entity intends and has the capacity to hold these assets for the foreseeable future or to maturity.
- Only "in rare circumstances" HfT assets, which did not comply with the loans and receivables definition when they were recognized, may be reclassified. Article 2 of the EC Regulation also states that "the current financial crisis is considered to be such a rare circumstance which would justify the use of this option [reclassification] by companies".

Therefore in 2008 UniCredit reclassified certain held for trading financial assets other than derivatives or financial instruments with embedded derivatives. For details on composition and reclassification see Section 4 and Part B) Assets.

The assets identified were recognized at fair value on the date of reclassification, without reconsidering the impacts already recognized in the Income Statement as at the same date.

2 - Available-for-sale Financial Assets (AfS)

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments, financial assets held for trading or financial assets at fair value through profit or loss. These assets are held for an indefinite period of time and for the purpose of ensuring liquidity and responding to changes in interest rates, exchange rates and prices.

AfS financial assets are money market instruments, other debt instruments or equity instruments.

On initial recognition, an AfS financial asset is measured at fair value plus transaction costs and income directly attributable to the instrument, less fees and commissions.

Interest on interest-bearing instruments is recognised at amortised cost using the effective interest rate method.

In subsequent periods available-for-sale financial assets are measured at fair value, the interest at amortised cost being recognized in the income statement. Gains or losses arising out of changes in fair value are recognised in equity item 130 "Revaluation reserves" - except losses due to impairment and exchange rate gains or losses on monetary items (debt instruments) which are recognised under item 130.b) "Impairment losses on AfS available for sale financial assets" and item 80 "Gains (losses) on financial assets and liabilities held for trading" respectively - until the financial asset is sold, at which time cumulative gains and losses are recognised in profit or loss in item 100(b) "Gains (losses) on disposal or repurchase of AfS financial assets".

Equity instruments (shares) not listed in an active market and whose fair value cannot be reliably determined are valued at cost.

If there is objective evidence of an impairment loss on an available-for-sale financial asset, the cumulative loss that had been recognised directly in equity item 130 "Revaluation reserves", is removed from equity and recognised in profit or loss under item 130(b) "Impairment losses (b) Available for sale financial assets".

Part A) Accounting Policies (CONTINUED)

In respect of debt instruments, any circumstances indicating that the borrower is experiencing financial difficulties which could prejudice the collection of the principal or interest, represent an impairment loss.

Lasting loss of value of equity instruments is assessed on the basis of indicators such as fair value below cost and adverse changes in the environment in which the company operates, as well as the issuer's debt service difficulties.

If the fall in fair value below cost is more than 50% or last for more than 18 months, the loss of value is normally considered lasting.

If however the fall in the fair value of the instrument is over 20% but less than or equal to 50% or continues for no less than 9 but no longer than 18 months, UniCredit analyses further income and market indicators.

If the results of the analysis are such as to prejudice the recovery of the amount originally invested, a lasting loss of value is recognized.

The amount taken to profit and loss is the difference between carrying amount (acquisition cost less any impairment loss already recognized in profit or loss) and current fair value.

Where instruments are valued at cost, the amount of the loss is determined as the difference between their carrying value and the present value of estimated future cash flows, discounted at the current market yield on similar financial assets.

If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed and the amount of the reversal is recognised in the same profit or loss item. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.
Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss, but recognised at equity, even when the reasons for impairment no longer obtain.

3 - Held to Maturity Investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity for which there is the positive intention and ability to hold to maturity.

If, during the financial year, more than an insignificant amount of held-to-maturity investments are sold or reclassified before maturity, the remaining HtM financial assets are reclassified as available-for-sale and no financial assets are classified as HtM investments for the two following financial years, unless the sales or reclassifications:

a) are so close to maturity or the financial asset's call date that changes in the market rate of interest would not have a significant effect on the financial asset's fair value;
b) occur after substantially all of the financial asset's original principal has been collected through scheduled payments or prepayments;
c) are attributable to an isolated event that is beyond the reporting entity's control, is non-recurring and could not have been reasonably anticipated.

After initial recognition at its fair value, which will usually be the price paid including transaction costs and income directly attributable to the acquisition or provision of the financial asset (even if not yet settled), a held-to-maturity financial asset is measured at amortised cost using the effective interest method. A gain or loss is recognised in profit or loss in item 100(c) "Gains (losses) on disposal of HtM financial assets" when the financial asset is derecognised.

If there is objective evidence that a held-to-maturity investment is impaired, the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted using the original effective interest rate of the financial asset. The carrying amount of the asset is reduced accordingly and the loss is recognised in profit or loss under item 130(c) "Impairment losses (c) held-to-maturity investments".

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised. The amount of the reversal is recognised in the same profit or loss item.

4 - Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognised on the date of contract signing, which normally coincides with the date of of disbursement to the borrower.

These items include debt instruments with the same characteristics.

After initial recognition at fair value, which usually is the price paid including transaction costs and income which are directly attributable to the acquisition or issuance of the financial asset (even if not paid), a loan or receivable is measured at amortised cost using the effective interest method, allowances or reversals of allowances being made where necessary on remeasuring.

A gain or loss on loans and receivables that are not part of a hedging relationship is recognised in profit or loss:

- when a loan or receivable is derecognised: in item 100 (a) "Gains (losses) on disposal";

or:

- when a loan or receivable is impaired: in item 130 (a) "Impairment losses (a) loans and receivables".

Interest on loans and receivables is recognised in profit or loss on an accruals basis under item 10 "Interest income and similar revenue".

Delay interest is taken to the income statement on collection or receipt.

A loan or receivable is deemed impaired when it is considered that it will probably not be possible to recover all the amounts due according to the contractual terms, or equivalent value.

Allowances for impairment of loans and receivables are based on the present value of expected net cash flows of principal and interest; in determining the present value of future cash flows, the basic requirement is the identification of estimated collections, the timing of payments and the rate used.

The amount of the loss on impaired exposure classified as non-performing, doubtful or restructured according to the categories specified below, is the difference between the carrying value and the present value of estimated cash flows discounted at the original interest rate of the financial asset. If the original interest rate on a financial asset discounted for the first time in the year of changeover toIFRS, was not available, or obtaining it would have been too costly, the average interest rate on unimpaired positions in the year in which the original impairment of the asset was recognised, is used. This rate is maintained in all later years.

Recovery times are estimated on the basis of any repayment schedules agreed with the borrower or included in a business plan or reasonably predicted, based on historical recovery experience observed for similar classes of loans, taking into account the type of loan, the geographical location, the type of security and any other factors considered relevant.

Notes to the Accounts (Continued)

Part A) Accounting Policies (Continued)

Loans and receivables are reviewed to identify those that, following events occurring after initial recognition, display objective evidence of possible impairment. These impaired loans are reviewed and analysed periodically at least once a year. Any subsequent change vis-à-vis initial expectations of the amount or timing of expected cash flows of principal and interest causes a change in allowances for impairment and is recognised in profit or loss in item 130(a) "Impairment losses (a) loans and receivables".

In the Notes to the Accounts, write-downs of impaired loans are classified as analytical in the relevant income statement item even when the calculation is flat-rate or statistical.

If the quality of the loan or receivable has improved and there is reasonable certainty that principal and interest will be recovered in a timely manner according to contractual terms, a reversal is made in the same profit or loss item, within the amount of the amortised cost that there would have been if there had been no impairments.

Derecognition of a loan or receivable in its entirety is made when the loan or receivable is deemed to be irrecoverable or is written off. Write-offs are recognised directly in profit or loss under item 130(a) "Impairment losses (a) loans and receivables" and reduce the amount of the principal of the loan or receivable. Reversals of all or part of previous impairment losses are recognised in the same item.

Impaired loans and receivables are divided into the following categories:

- **Non-performing loans** - formally impaired loans, being exposure to insolvent borrowers, even if the insolvency has not been recognised in a court of law, or borrowers in a similar situation. Measurement is generally on a loan-by-loan basis or, for loans singularly not significant, on a portfolio basis for homogeneous categories of loans;
- **Doubtful loans** - exposure to borrowers experiencing temporary difficulties, which the Group believes may be overcome within a reasonable period of time. Doubtful loans also include loans not classified as non-performing granted to borrowers other than government entities where the following conditions are met:
  - they have fallen due and remained unpaid for more than 270 days;
  - the amount of the above exposure to the same borrower and other defaulted payments that are less than 270 days overdue, is at least 10% of the total exposure to that borrower.

  Doubtful loans are valued analytically when special elements make this advisable or by applying analytically flat percentages on a historical or stochastic basis in the remaining cases.
- **Restructured loans** - exposure to borrowers with whom a rescheduling agreement has been entered into including renegotiated pricing at interest rates below market, the conversion of part of a loan into shares and/or reduction of principal: measurement is on a loan-by-loan basis including discounted cost due to renegotiation of the interest rate at a rate lower than the original contractual rate;
- **Past-due loans** - total exposure to any borrower not included in the other categories, which at the balance-sheet date has expired facilities or unauthorised overdrafts that are more than 90 days past due.

  Retail loans to public-sector entities and companies resident or established in Italy are considered impaired where there are overdue or unauthorized exposures for more than 180 instead of 90 days.

  Total exposure is recognised in this category if, at the balance-sheet date,
  either
  - the expired or unauthorised borrowing;

  or
  - the average daily amount of expired or unauthorised borrowings during the last preceding quarter are equal to or exceed 5% of total exposure.

Overdue exposures are valued at a flat rate on a historical or stochastic basis by applying where available the risk rating referred to LGD under Basel 2.

Collective assessment is used for groups of loans for which individually there are no indicators of impairment, but to which latent impairment can be attributed, inter alia on the basis of the risk factors in use under Basel II.

Each loan with similar characteristics in terms of credit risk - in relation to loan type, the borrower's sector of economic activity, geographical location, type of security or other relevant factors - is assessed in terms of its PD (Probability of Default) and LGD (Loss Given Default); these are uniform for each class of loan.

The methods used combine Basel 2 recommendations and IFRS. The latter exclude future loan losses, not yet sustained, but include losses already sustained even if they were not manifest at the date of measurement, on the basis of past experience of losses on assets with a similar risk profile to that of the assets being measured.

The parameter for the average period from deterioration of a borrower's financial condition and its classification as an impaired loan is the Loss Confirmation Period.

The portfolio valuation is the product of the risk factors used under Basel 2 (with a one-year time horizon) and the above loss confirmation periods expressed as part of a year and diversified according to asset class on the basis of the characteristics and development level of the credit processes.

If these indicators are not available, estimated value and standard loss percentages, based on internal historical series and sectoral studies, shall be used.

Allowances for unsecured loans to residents of countries experiencing debt service difficulties, where the transfer risk is not included in the rating system applied, are generally determined, country by country, with the aim of attributing latent impairment on the basis of shared parameters.

Allowances for impairment reduce the loan or receivable's carrying amount. The risk inherent in off-balance-sheet items, such as loan commitments, is recognised in profit or loss under item 130(d) "Impairment losses (d) other financial assets" offsetting the liability item 120(b) "Provision: other provisions" (except for losses due to impairment of guarantees and comparable credit derivatives under IAS 39, offsetting item 100 "Other liabilities").

Loans and receivables also include, as "Assets sold but not derecognised", loans securitised after January 1, 2002 which cannot be derecognised under IAS 39.

Corresponding amounts received for securitised loans net of the amount of any retained risk (issued securities retained in the portfolio) are recognised in liability items 10 "Deposits from banks" and 20 "Deposits from customers" as "Liabilities in respect of assets sold but not derecognised".

Both assets and liabilities are measured at amortised cost and interest received is recognised through profit or loss.

Impairment losses on retained risk securities (arising out of securitisation transactions carried out by the entity) are recognised in item 130(a) "Impairment losses (a) loans and receivables".

With reference to the changes to IAS 39 and IFRS 7 "Reclassification of financial assets" as described under section 1, were reclassified Hft financial assets which on initial recognition did not meet the IFRS criteria for loans and receivables, following the occurrence in 2008 of the rare circumstances prescribed by the standard.

Please see part B) - Assets for details as to the composition and effects of these reclassifications.

Part A) Accounting Policies (Continued)

These reclassifications entail a closer alignment of accounting classifcation and management strategy, in that they reflect the changes in the intention and ability to hold these assets to maturity and not to sell them in the short term.

The Directors believe that their intrinsic value is above fair value, considering the significant negative impact that fair value has suffered due to the reduced liquidity of the market.

The assets selected were recognized at their fair value on the reclassification date without restoring the effects already recognized in the income statement at that date.

Subsequently these assets were valued at amortised cost, adjusted where necessary to take into account any reductions in value or write-backs resulting from valuation.

5 - Financial Instruments at Fair Value through Profit or Loss (FIaFV)

Any financial asset may be designated as a financial instrument measured at fair value through profit and loss on initial recognition, except for the following:

- investments in equity instruments for which there is no price quoted in active markets and whose fair value cannot be reliably determined;
- derivatives.

FIaFV include non-HfT financial assets, but whose risk is:

- connected with debt positions measured at fair value (see also item 15 "Financial liabilities at fair value through profit and loss"); and managed by the use of derivatives not treatable as hedges.

FIaFV are accounted for in a similar manner to HfT financial assets (see Section 1), however gains and losses, whether realised or not, are recognised in item 110 "Gains (losses) on financial assets and liabilities measured at fair value".

6 - Hedge Accounting

Derivative hedging instruments are of three types:

a) Fair value hedge: a hedge of the exposure to changes in fair value of a recognised asset or liability, or an identifiable portion of such an asset or liability;

b) Cash flow hedge: a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction which could affect profit or loss;

c) Hedge of a net investment in a foreign operation.

A hedging relationship qualifies for hedge accounting if there is formal designation and documentation of the hedging relationship including the risk management objective, the strategy for undertaking the hedge, and how the hedging instrument's effectiveness will be assessed. It is necessary to assess the hedge's effectiveness, at inception and in subsequent periods, in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

A hedge is regarded as highly effective if, at the inception of the hedge and in subsequent periods, it is determined prospectively to remain highly effective, i.e. that the hedge ratio is within a range of 80-125%.

The hedge is assessed on an ongoing basis and thus must prospectively remain highly effective throughout the financial reporting periods for which the hedge was designated.

The assessment of effectiveness is made at each balance-sheet date or other reporting date. If the assessment does not confirm the effectiveness of the hedge, from that time on hedge accounting is discontinued in respect of the hedge and the hedging derivative is reclassified as a held-for-trading instrument.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer highly effective; the hedging instrument expires or is sold, terminated or exercised; the hedged item is sold, expires or is repaid; or it is no longer highly probable that the forecast transaction will occur.

Hedging instuments are so designated when identifiable with an ultimate counterparty outside the Group.

Hedging derivatives are measured at fair value. Specifically:

1. **Fair Value Hedging** - an effective fair value hedge is accounted for as follows: the gain or loss from remeasuring the hedging instrument at fair value is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting"; the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised through profit or loss in the same item. If the hedging relationship is terminated for reasons other than the sale of the hedged item, the difference between the carrying amount of the hedged item on termination of the hedging and the carrying amount it would have had if the hedge had never existed, is recognised through profit or loss in interest receivable or payable over the residual life of the original hedge, in the case of interest-bearing instruments; if the financial instrument does not bear interest, the difference is recognised in profit or loss under item 90 "Fair value adjustments in hedge accounting" at once.

   If the hedged item is sold or repaid, the unamortised portion of fair value is at once recognised through profit or loss in the item 100. "Gains (losses) on disposal or repurchase";

2. **Cash Flow Hedging** - the portion of the gain or loss on a cash flow hedging instrument that is determined to be an effective hedge is recognised initially in equity item 130 "Revaluation reserves". The ineffective portion of the gain or loss is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".

Notes to the Accounts (Continued)

Part A) Accounting Policies (Continued)

If a cash flow hedge is determined to be no longer effective or the hedging relationship is terminated, the cumulative gain or loss on the hedging instrument that remains recognised in "Revaluation reserves" from the period when the hedge was effective remains separately recognised in "Revaluation reserves" until the forecast transaction occurs or is determined to be no longer possible; in the latter case gains or losses are transferred through profit or loss to 80 "Gains (losses) on financial assets and liabilities held for trading";

3. **Hedging a Net Investment in a Foreign Operation** - hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges:
   the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in item 130 "Revaluation reserves" through the statement of changes in equity;
   the ineffective portion is however recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".
   The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognised directly in equity is recognised through profit or loss on disposal of the foreign operation;

4. **Macro-hedged financial assets (liabilities)** - IAS 39 allows a fair-value item hedged against interest rate fluctuations to be not only a single asset or liability. but also a monetary position made up of a number of financial assets or liabilities (or parts of them); accordingly, a group of derivatives can be used to offset fair-value fluctuations in hedged items due to changes in market rates. Macrohedging may not be used for net positions resulting from the offsetting of assets and liabilities.

   As for fair value hedges, macrohedging is considered highly effective if, at the inception of the hedge and in subsequent periods, changes in the fair value attributable to the hedged position are offset by changes in fair value of the hedging instrument and if the hedge ratio is within the range of 80-125%.

   Net changes - gains or losses - in the fair value of macrohedged assets and liabilities are recognised in asset item 90 and liability item 70 respectively and offset the profit and loss item 90 "Fair value adjustments in hedge accounting".

The ineffectiveness of the hedging arises to the extent that the change in the fair value of the hedging item differs from the change in the fair value of the hedged monetary position. The extent of hedge ineffectiveness is in any case recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

If the hedging relationship is terminated, for reasons other than the sale of the hedged items, the remeasurement of these items is recognised through profit or loss in interest payable or receivable, for the residual life of the hedged financial assets or liabilities.

If the latter are sold or repaid, unamortised fair value is at once recognised through profit and loss in item 100. "Gains (losses) on disposal or repurchase".

7 - Equity Investments

Equity investments are equity instruments and consequently defined as financial instruments under IAS 32.

Investments in equity instruments made with the intention of establishing or maintaining a long-term operational relationship with the investee are strategic investments.

The following are the types of equity investment:

Subsidiaries

Subsidiaries are entities of which:

1. The parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
2. The parent owns half or less of the voting power and has:
   (a) power over more than half of the voting rights by virtue of an agreement with other investors;
   (b) power to govern the financial and operating policies of the entity under a statute or an agreement;
   (c) power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
   (d) power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

Associates

An associate is a company over which the investor has significant influence and which is neither a subsidiary nor an interest in a joint venture. If an investor holds, directly or indirectly, 20% or more of the voting power of another company, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.

If the investor holds, directly or indirectly, less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an investor from having significant influence.

Joint Ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Investments in subsidiaries, associates and joint ventures are measured at cost.

The purchase price of an equity investment is the sum of:
- the fair value, at the date of acquisition, of the assets sold, liabilities assumed and equity instruments issued by the purchaser in exchange for control of the investee
  and
- any cost directly attributable to the acquisition.

If there is reason to believe that the value of an equity investment is impaired, the recoverable value of the investment is estimated, taking into account its fair value if it is a listed instrument or its value in use if the investment is in an unlisted company. The value in use of an unlisted company is determined where possible using internal measurement models in general use in financial business.

Notes to the Accounts (Continued)

Part A) Accounting Policies (Continued)

If there is evidence that an equity investment may have become impaired, its carrying value is compared with its recoverable value, which is determined on the basis of its value in use, in turn calculated by means of valuation models in general use in financial business, which discount expected future cash flow from the equity investment.

If it is not possible to obtain sufficient information the value in use is considered to be the net worth of the company.

If the recovery value is less than the carrying value, the difference is recognised through profit or loss in item 210. "Profit (loss) of associates". If the reasons for impairment are removed following a subsequent event occurring after the recognition of impairment, writebacks are made through same profit or loss item.

Equity investments considered strategic investments not covered by the above definitions and not recognised in item 140. "Non-current assets and disposal groups held for sale" or item 90. "Liabilities associated with assets held for sale" (see Section 10), are classified as available for sale financial assets or financial assets measured at fair value, and treated accordingly (see Sections 2 and 5).

8 - Property, Plant and Equipment

The item includes:
- land
- buildings
- furniture and fixtures
- plant and machinery
- other machinery and equipment
- leasehold improvements.

and is divided between:
- assets used in the business
- assets held as investments.

Assets used in the business are held for use in the production or supply of goods or services or for administrative purposes and are expected to be used during more than one period. This category also (conventionally) includes assets to be let or under construction and to be leased under a finance lease, only for those finance leases which provide for retention of risk by the lessor until the acceptance of the asset by the lessee and the start of rentals under the finance lease (any finance leases with transfer of risk are recognized as loans and receivables).

The item includes assets used as lessee under a finance lease, or let/hired out as lessor under an operating lease.

Leasehold improvements (included in the above items) are leasehold improvements and costs relating to property, plant and equipment which can be separately identified, usually borne in order to make leased premises fit for the expected use.

Improvements and additional expenses relating to property, plant and equipment identifiable and not separable are recognised in item 150 "Other assets".

Assets held for investment purposes are properties covered by IAS 40, i.e. properties held (owned or under a finance lease) in order to derive rentals and/or a capital gain.

Property, plant and equipment are initially recognised at cost including all costs directly attributable to bringing the asset into use (transaction costs, professional fees, direct transport costs incurred in bringing the asset to the desired location, installation costs and dismantling costs).

Subsequent costs are added to the carrying amount or recognised as a separate asset only when it is probable that there will be future economic benefits in excess of those initially foreseen and the cost can be reliably measured.

All other expenses borne at a later time (e.g. normal maintenance costs) are recognised in the year they are incurred in profit and loss items:
150(b) "General and administrative expenses", if they refer to assets used in the business;
or
190 "Other net operating income", if they refer to property held for investment.

After being recognised as an asset, an item of property, plant and equipment is carried at cost less any accumulated depreciation and any cumulative impairment losses.

An item with a finite useful life is subject to straight-line depreciation.

Residual useful life is usually assessed as follows:

Buildings	max. 33 years;
Moveables	max. 7 years;
Electronic equipment	max. 12 years;
Other	max. 7 years;
Leasehold Improvements	max. 15 years.

An item with an indefinite useful life is not depreciated, nor is an asset the residual value of which is equal to or greater than its carrying amount.

Land and buildings are recognised separately, even if acquired together. Land is not depreciated since it usually has an indefinite useful life. Buildings, conversely, have a finite useful life and are therefore subject to depreciation.

The useful life of an asset is reviewed at each accounting period-end at least and, if expectations differ from previous estimates, the depreciation amount for the current and subsequent financial years is adjusted accordingly.

If there is objective evidence that an asset has been impaired. the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e., the present value of future cash flow expected to originate from the asset. Any value adjustment is recognised in profit and loss item 170 "Impairment/write-backs on property, plant and equipment".

If the value of a previously impaired asset is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there had been no losses recognised on the prior-year impairment.

An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in profit and loss item 240 "Gains (losses) on disposal of investments".

Notes to the Accounts (Continued)

Part A) Accounting Policies (Continued)

9 - Intangible Assets

An intangible asset is an identifiable non-monetary asset without physical substance, controlled by the Parent, from which future economic benefits are probable.

Intangible assets are principally goodwill, software, brands and patents.

This item also includes intangible assets used as lessee under finance leases or as lessor under operating leases (rental/hire).
Intangible assets other than goodwill are recognised at purchase cost, i.e. including any cost incurred to bring the asset into use, less accumulated amortisation and impairment losses.

An intangible asset with a finite life is subject to straight-line amortisation over its estimated useful life.

Residual useful life is usually assessed as follows:

Software	max. 5 years;
Other intangible assets	max. 5 years.

Intangible assets with an indefinite life are not amortized.

If there is objective evidence that an asset has been impaired, the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e. the present value of future cash flows expected to originate from the asset. Any impairment loss is recognised in profit and loss item 180 "Impairment/write-backs on intangible assets".

For an intangible fixed asset with indefinite life even if there are no indications of impairment, the carrying amount is compared annually with its recoverable value. If the carrying amount is greater than the recoverable value, the difference is recognised in profit and loss item 180 "Impairment/write-backs on intangible assets".

If the value of a previously impaired intangible asset, other than goodwill is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there were no losses recognised on the prior-year impairment.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in the profit and loss item 240 "Gains (losses) on disposal of investments".

Goodwill
Goodwill is the excess of the cost of a business combination over the net fair value of the identifiable assets and other items acquired at the acquisition date.

Goodwill arising on the acquisition of a company being merged or absorbed is recognised as an intangible asset. Goodwill arising from the acquisition of subsidiaries, non-controlling interests and joint ventures is implicit in the acquisition cost and, therefore, shall be recognised through investment in associates and joint ventures.

Goodwill is recognised at cost less any cumulative impairment losses and is not amortised.

Goodwill is tested for impairment annually, as for other intangible assets with an indefinite life. To this end it is allocated to the equity investment according to the Group's divisional business model, which is the lowest level at which goodwill is monitored.

Impairment losses on goodwill are recognised in profit and loss item 230 "Impairment losses on goodwill". In respect of goodwill, no write-backs are allowed.

10 - Non-current Assets Held for Sale

Non-current assets and the group of associated liabilities (i.e. a group of units generating financial cash flow) whose sale is highly probable, are recognised in item 140 "Non-current assets and disposal groups held for sale" and item 90 "Liabilities associated with held-for-sale assets" respectively at the lesser of the carrying amount and fair value net of disposal costs.

The balance of revenue and expense relating to these assets and liabilities (dividends, interest etc.) and of their measurement as determined above, net of current and deferred tax, is recognised in the item 280 "Gains (losses) on groups of assets held for sale net of tax".

11 - Current and Deferred Tax

Income tax, calculated in accordance with local tax regulations, is recognised as a cost in relation to the taxable profit for the same period.

A deferred tax asset (item 130b) is recognised for all deductible temporary differences to the extent that it is probable that in the future taxable profit will be available against which the asset can be utilised, unless it arises from the initial recognition of an asset or a liability in a transaction which:
- is not a business combination; and
- at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

A deferred tax liability (item 80b) is recognised for all taxable temporary differences, unless the deferred tax liability arises from:
- the initial recognition of goodwill; or
- the initial recognition of an asset or liability in a transaction which:
  1. is not a business combination; and
  2. at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets and liabilities are recognised at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the time of recognition.

A deferred tax liability is recognised for all taxable temporary differences associated with investments in subsidiaries or associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:
- the Parent, investor or venturer is able to control the timing of the reversal of the temporary difference; and
- it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, to the extent that, and only to the extent that, it is probable that:
- the temporary difference will reverse in the foreseeable future; and
- taxable profit will be available against which the temporary difference can be utilised.

Notes to the Accounts (Continued)

Part A) Accounting Policies (Continued)

Deferred tax assets and liabilities are offset when owed to (or by) the same tax authority and the right to offset is recognised in law.

Current and deferred tax is recognised in profit and loss item 260 "Tax expense (income) related to profit or loss from continuing operations", except tax referred to items debited or credited directly to equity, in the same or another year, such as those tax relating to AfS financial assets or to changes in the fair value of cash flow hedging instruments, the changes in value of which are recognised directly in the revaluation reserves net of tax.

12 - Provisions for Risks and Charges

Retirement Payments and Similar Obligations

Retirement provisions - i.e. provisions for employee benefits paid after leaving employment - are classified as defined contribution plans or defined-benefit plans according to the nature of the plan.

In detail:

- Defined-benefit plans provide a series of benefits depending on factors such as age, years of service and compensation needs. Under this type of plan actuarial and investment risks are borne by the company.
- Defined-contribution plans are plans under which the company makes fixed contributions. Benefits are the result of the amount of contributions paid and return on contributions invested. The employer has no risk under this type of plan. since it has no legal or implicit obligation to make further contributions, should the plan assets not be sufficient to provide benefit to all employees. Therefore, under this type of plan actuarial and investment risks are borne by the employee.

Defined-benefit plans are present-valued by an external actuary using the unit credit projection method.

This method distributes the cost of benefits uniformly over the employee's working life. Obligations are the present value of average future benefits pro rata to the ratio of years of service to seniority at the time of benefit payment.

The amount recognised as a liability in item 120(a) is the present value of the obligation at the Balance Sheet Date, plus or minus any actuarial gains or losses not recognised in the Accounts under the 'corridor' method, which permits non-recognition of these when they do not exceed 10% of the present value of the obligation, less any pension charges relating to benefits already provided but not recognized, less the fair value at the Balance Sheet Date of plan assets due to settle the obligations directly.

The discount rate used to present-value obligations (whether financed or not) relating to benefits to be provided after retirement varies according to the country where the liabilities are allocated and is determined on the basis of market yield at the Balance Sheet Date of prime issuers' bonds with an average life in keeping with that of the relevant liability.

Other Provisions

Provisions for risks and charges are recognised when:

- The entity has a present obligation (legal or constructive) as a result of a past event;
- It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no liability is recognised.

The amounts recognised as provisions are the best estimate of the expenditure required to settle the present obligation. The risks and uncertainties that inevitably surround the relevant events and circumstances are taken into account in reaching the best estimate of a provision.

Where the effect of the temporary value of money is material, the amount of a provision should be the present value of the expenditure expected to be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the temporary value of money and the risks specific to the liability.

Provisions are reviewed periodically and adjusted to reflect the current best estimate. If it becomes clear that it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognised.

Allocations made in the year are recognised in profit and loss item 160 "Provisions for risks and charges" and include increases due to the passage of time; they are also net of any re-attributions.

"Other provisions" also include obligations relating to benefits due to agents, specifically supplementary customer portfolio payments, merit payments, contractual payments and payments under non-competition agreements, which are measured as per defined benefit plans; accordingly these obligations are calculated using the unit credit projection method (see above under Retirement Payments and Similar Obligations).

13 - Liabilities and Securities in Issue

Liabilities, securities in issue and subordinated loans are initially recognised at fair value, which is normally the consideration received less transaction costs directly attributable to the financial liability. Subsequently these instruments are measured at amortised cost using the effective interest method.

Hybrid debt instruments relating to equity instruments, foreign exchange, credit instruments or indexes, are treated as structured instruments. The embedded derivative is separated from the host contract and recognised as a derivative, provided that separation requirements are met, and recognised at fair value. Any subsequent changes in fair value are recognised in profit and loss item 80 "Gains (losses) on financial assets and liabilities held for trading".

The difference between the total amount received and the fair value of the embedded derivative is attributed to the host contract.

Instruments convertible into treasury shares imply recognition, at the issuing date, of a financial liability and of the equity part. recognised in item 150 "Equity instruments", if a physical delivery settles the contract.

The equity part is measured at the residual value, i.e., the overall value of the instrument less the separately determined value of a financial liability with no conversion clause and the same cash flow.

The financial liability is recognised at amortised cost using the effective interest method.

Securities in issue are recognized net of repurchased amounts; the difference between the carrying value of the liability and the amount paid to buy it in is taken to profit and loss under item 100.d) "Gains (losses) on buy-ins of financial liabilities". Subsequent replacement by the issuer is considered as a new issue and generates no gains or losses.

Notes to the Accounts (Continued)

Part A) Accounting Policies (Continued)

14 - Financial Liabilities Held for Trading

Financial liabilities held for trading include:
a) derivatives that are not recognised as hedging instruments;
b) obligations to deliver financial assets sold short;
c) financial liabilities issued with an intention to repurchase them in the near term;
d) financial liabilities that are part of a portfolio of financial instruments considered as a unit and for which there is evidence of a recent pattern of trading.

A HfT liability, including a derivative, is measured at fair value initially and for the life of the transaction, except for a derivative liability settled by delivery of an unlisted equity instrument whose fair value cannot reliably be measured, which is measured at cost.

15 - Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities, like financial assets may also be designated on initial recognition as measured at fair value, provided that:
- this designation eliminates or considerably reduces a lack of uniformity as between different methods of measurement of assets and liabilities and related gains or losses;

or
- a group of financial assets, financial liabilities or both are managed and measured at fair value under risk management or investment strategy which is internally documented with the entity's Board of Directors or equivalent body.

These transactions are recognised as per HfT financial liabilities, gains and losses, whether realised or not, being recognised in item 110 "Gains (losses) on financial assets and liabilities at fair value through profit and loss".

16 - Foreign Currency Transactions

A foreign currency transaction is recognised at the spot exchange rate of the transaction date.

Foreign currency monetary assets and liabilities are translated at the closing rate of the period.

Exchange differences arising from settlement of monetary items at rates different from those of the transaction date and unrealised exchange rate differences on foreign currency assets and liabilities not yet settled, other than assets and liabilities designated as measured at fair value and hedging instruments, are recognised in profit and loss item 80 "Gains and losses on financial assets and liabilities held for trading".

Exchange rate differences arising on a monetary item that forms part of an entity's net investment in a foreign operation whose assets are located or managed in a country or currency other than the euro are initially recognised in the entity's equity, and recognised in profit or loss on disposal of the net investment.

Non-monetary assets and liabilities recognised at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated at the closing rate. The exchange differences are recognised:

- in profit and loss if the asset is HfT; or
- in revaluation reserves if the asset is AfS.

Hedges of a net investment in a foreign operation are recognised similarly to cash flow hedges:
- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in revaluation reserves;
- the ineffective portion is however recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

On the disposal of a foreign operation, the cumulative amount of the exchange rate differences relating to the foreign operation are recognised in profit or loss when the gain or loss on disposal is recognised.

17 - Other Information

Business Combinations
A business combination is the bringing together of separate entities or businesses into one reporting entity.

A business combination may result in a Parent-subsidiary relationship in which the acquirer is the Parent and the acquiree a subsidiary of the acquirer.

A business combination may involve the purchase of the net assets, including any goodwill, of another entity rather than the purchase of the equity of the other entity (mergers).

IFRS 3 requires that all business combinations shall be accounted for by applying the purchase method, that involves the following steps:
(a) identifying an acquirer;
(b) measuring the cost of the business combination; and
(c) allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer, in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. When this is achieved through a single exchange transaction, the date of exchange coincides with the acquisition date.

If the business combination involves more than one exchange transaction, the cost of the combination is the aggregate cost of the individual transactions and the date of exchange is the date of each exchange transaction, whereas the acquisition date is the date on which the acquirer obtains control of the acquiree.

The acquirer shall, at the acquisition date, allocate the cost of a business combination by recognising the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria.

Part A) Accounting Policies (Continued)

The acquirer shall recognise the acquiree's identifiable assets, liabilities and contingent liabilities separately at the acquisition date only if they satisfy the following criteria at that date:
(a) in the case of an asset other than an intangible asset, it is probable that any associated future economic benefits will flow to the acquirer, and its fair value can be measured reliably;
(b) in the case of a liability other than a contingent liability, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its fair value can be measured reliably;
(c) in the case of an intangible asset or a contingent liability, its fair value can be measured reliably.

Positive difference between the cost of the business combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill.

After initial recognition, goodwill is measured at cost and tested for impairment at least annually.

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the acquirer shall reassess the fair values and recognise immediately any excess remaining after that reassessment in profit or loss.

Fair Value
It is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair value of a financial liability with a demand feature (e.g. a demand deposit) is not less than the amount payable on demand, discounted from the first date that the amount could be required to be paid.

The fair value of financial instruments listed in active markets is determined starting from the official prices of the most advantageous market to which the Bank has access *(Mark to Market)*.

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from a pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If a published price quotation in an active market does not exist for a financial instrument in its entirety, but active markets exist for its component parts, fair value is determined on the basis of the relevant market prices for the component parts.

If market prices are not available, the Bank adopts mark to model valuation using generally accepted methods. These models include techniques based on discounting future cash flow and calculations of volatility and are revised both during development and regularly thereafter to ensure full and continuing consistency.

The methods adopted use inputs based on prices formed in recent transactions involving the instrument to be valued or the prices of instruments with similar characteristics in terms of risk profile.

These prices are important for the purposes of determining significant parameters for credit risk, liquidity risk and price risk of the instrument under valuation.

Reference to these market parameters limits the discretionality of the valuation and at the same time ensures that the resulting fair value can be verified.

If for one or more risk factors it is not possible to refer to market data, the valuation models adopted use calculations based on historical data.

Financial instruments are recognized at fair value on the balance-sheet date. With instruments held for trading (see sections 1 and 14) or valued at fair value (see sections 5 and 15), any difference from the amount received or paid is recognized in the income statement under the appropriate item.

The above-described valuation model review processes and the related paramters, value adjustments for model risk and the use of prudent valuation models ensure that the amount taken to the income statement does not result from the use of non-observable parameters.

The fair value on recognition of financial instruments other than those mentioned above is assumed to be the same as the amount received or paid.

Derecognition

Derecognition is the removal of a previously recognised financial asset or financial liability from an entity's balance sheet.

Before evaluating whether, and to what extent, derecognition is appropriate, under IAS 39 an entity should determine whether the relevant conditions apply to a financial asset in its entirety or to a part of a financial asset. The standard is applied to a part of financial assets being transferred if, and only if, the part being considered for derecognition meets one of the following conditions:

- the part comprises only specifically identified cash flows from a financial asset (or a group of assets), e.g. interest cash flows from an asset;
- the part comprises a clearly identified percentage of the cash flows from a financial asset, e.g., a 90 per cent share of all cash flows from an asset;
- the part comprises only a fully proportionate (pro rata) share of specifically identified cash flow, e.g. 90 per cent share of interest cash flows from an asset.

In all other cases, the standard is applied to the financial asset in its entirety (or to the group of similar financial assets in their entirety).

An entity shall derecognise a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the contractual rights to receive the cash flows of the financial asset to a third party.

Rights to cash flow are considered to be transferred even if contractual rights to receive the asset's cash flow are retained but there is an obligation to pay this cash flow to one or more entities and all the following conditions are fulfilled (pass-through agreement):
- there is no obligation on the Bank to pay amounts not received from the original asset;
- sale or pledge of the original asset is not allowed, unless it secures the obligation to pay cash flow;
- the Bank is obliged to transfer forthwith all cash flows received and may not invest them, except for liquidity invested for the short period between the date of receipt and that of payment, provided that the interest accrued in that period is paid on.

Recognition is also subject to verification of effective transfer of all the risks and rewards of ownership of the financial asset (true sale). If the entity transfers substantially all the risks and rewards of ownership of the financial asset, the entity shall derecognise the asset (or group of assets) and recognise separately as assets or liabilities any rights and obligations created or retained in the transfer.

Conversely, if the entity substantially retains all the risks and rewards of ownership of the asset (or group of assets), the entity shall continue to recognise the transferred asset(s). In this case it is necessary to recognise a liability corresponding to the amount received under the transfer and subsequently recognise all income accruing on the asset or expense accruing on the liability.

Notes to the Accounts (Continued)

Part A) Accounting Policies (Continued)

The main transactions that do not allow, under the above rules, total derecognition of a financial asset are securitisations, repurchase transactions (buy-ins) and stock lending.

In the case of securitisations the Bank does not derecognise the financial asset on purchase of the equity tranche or provision of other forms of support of the structure which result in the Bank retaining the credit risk of the securitised portfolio.

In the case of repurchase transactions and stock lending, the assets transacted are not derecognised since the terms of the transaction entail the retention of all their risks and rewards.

Treasury Shares
Treasury shares held are deducted from equity. The difference between the price on later sale of treasury shares and the related post-tax repurchase cost is recognised directly in equity.

Finance Leases
Finance leases effectively transfer all the risks and benefits of ownership of an asset to the lessee. Ownership of the asset is transferred to the lessee, however not necessarily at contract maturity.

The lessee acquires the economic benefit of the use of the leased asset for most of its useful life, in exchange for a commitment to pay an amount approximately equivalent to the fair value of the asset and related finance costs. Recognition in the lessor's accounts is as follows:
- in assets, the value of the loan, less the principal of lease payments due and paid by the lessee;
- in profit or loss, interest received.

See Sections 8 - Property, Plant and Equipment and 9 - Intangible Assets below for treatment of the lessee's assets.

Factoring
Loans acquired in factoring transactions with recourse are recognised to the extent of the advances granted to customers on their consideration. Loans acquired without recourse are recognised as such once it has been established that there are no contractual clauses that would invalidate the transfer of all risks and benefits to the factor.

Repo Transactions
Securities received in a transaction that entails a contractual obligation to sell them at a later date or delivered under a contractual obligation to repurchase are neither recognised nor derecognised. In respect of securities purchased under an agreement to resell, the consideration is recognised as a loan to customers or banks. In respect of securities held in a repurchase agreement, the liability is recognised as due to banks or customers. Revenue from these loans, being the coupons accrued on the securities and the difference between the sale/purchase and resale/repurchase prices, is recognised in profit or loss through interest income and expenses on an accruals basis.

These transactions can only be offset if, and only if, they are carried out with the same counterparty and provided that such offset is provided for in the underlying contracts.

Italian Staff Severance Pay (Trattamento di fine rapporto - "TFR")
The "TFR" provision for Italy-based employee benefits is to be construed as a "post-retirement defined benefit". It is therefore recognised on the basis of an actuarial estimate of the amount of benefit accrued by employees discounted to present value. This benefit is calculated by an external actuary using the unit credit projection method (see Section 12 under Retirement Payments and Similar Obligations).

Following pension reform by Law 252/2005, TFR installments accrued to 12.31.2006 stay in the employer and are considered a post-employment defined benefit plan therefore incurring actuarial valuation, though with simplified actuarial assumptions, i.e., forecast future pay rises are not considered.

TFR installments accrued since 01.01.2007 (date of Law 252's coming into effect) are, at the employee's discretion, either paid into a pension fund or left in the company and (where the company has in excess of 50 employees) paid into an INPS Treasury fund by the employer, and are considered a defined-contribution plan.

Costs relating to TFR accruing in the year are taken to income statement item 150.a) "Payroll" and include interest accrued in the year (interest cost) on the obligation already existing at the date of the reform and the accrued installments for the year paid into the complementary pension scheme or to the Treasury fund of INPS..

Actuarial gains (losses), i.e., the difference between the liabilities' carrying value and the present value of the obligation at the end of the periodare recognised according to the 'corridor' method, i.e., only when they exceed 10% of the present value of the obligation at the period-end. Any surplus is taken to the income statement and amortized over the residual working llife of the employees who are members of the plan, as from the following financial year.

Share-Based Payment

Equity-settled payments made to employees in consideration of services rendered, using equity instruments comprise:

- Stock options
- Performance shares (i.e. awarded on attainment of certain objectives)
- Restricted shares (i.e. subject to a lock-up period).

Considering the difficulty of reliably measuring the fair value of the services acquired against equity-settled payments, reference is made to the fair value of the instruments themselves, measured at the date of the allocation.

This fair value is recognised as cost in profit and loss item 150 "Administrative costs" offsetting the liability item 160 "Reserves", on an accruals basis over the period in which the services are acquired.

The fair value of a cash-settled share-based payment, the services acquired and the liability incurred are measured at the fair value of the liability, recognised in item 100 "Other liabilities". The fair value of the liability, as long as it remains unsettled, is remeasured at each balance sheet date and all changes in fair value are recognised in profit and loss item 150 "Administrative costs".

Other Long-term Employee Benefits

Long-term employee benefits - e.g. long-service bonuses, paid on reaching a predefined number of years' service - are recognised in item 100 "Other liabilities" on the basis of the measurement at the Balance Sheet Date of the liability, also in this case determined by an external actuary using the unit credit projection method (see Section 12 - Provisions for risks and charges - retirement payments and similar obligations). Gains (losses) on this type of benefit are recognised at once through profit or loss, without using the 'corridor' method.

Guarantees and credit derivatives in the same class

Guarantees and credit derivatives in the same class measured under IAS 39 (i.e. contracts under which the issuer makes pre-established payments in order to compensate the guaranteed party or buyer of protection for losses sustained due to default by a debtor on the maturity of a debt instrument) are initially and subsequently (on remeasurement following impairment losses) recognised in item 100 "Other liabilities".

After initial recognition, guarantees given are recognized at the greater of the initially recognized value, net of any amortized portion, and the estimated amount required to meet the obligation.

The effects of valuation, related to any impairment of the underlying, are recognized in the same balance-sheet item contra item 130.d "Write-downs and write-backs due to impairment of other financial transactions" in the income statement.

Part A) Accounting Policies (Continued)

Profit and Loss

Interest Income and Expense

Interest and similar income accrue on cash, HfT assets and liabilities and assets and liabilities at fair value through profit and loss, AfS financial assets, HtM investments, loans and receivables, deposits, and securities in issue.

Interest income and expense are recognised through profit or loss with respect to all instruments measured at amortised cost, using the effective interest method.

Interest also includes:
the net credit or debit balance of differentials and margins on financial derivatives:
- hedging interest-bearing assets and liabilities;
- HfT but linked for business purposes to assets and liabilities designated as measured at fair value (fair value option);
- linked for business purposes to HfT assets and liabilities paying differentials or margins on several maturities.

Fees and Commissions

Fees and commissions are recognised on an accruals basis.

Securities trading commission is recognised at the time the service is rendered. Investment portfolio management fees, advisory fees and investment fund management fees are recognised on a pro-rata temporis basis.

Fees included in amortised cost used to calculate effective interest rates are not included under fees and commissions, since they are part of the effective interest rate.

Dividends

Dividends are recognised in the profit and loss account for the year in which their distribution has been approved.

Relevant IFRS definitions

The main definitions introduced by IFRS are described below, other than those dealt with in previous sections.

Amortised cost

The amortised cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

The effective interest method is a method of allocating the interest income or interest expense over the life of a financial asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

Commissions forming an integral part of the effective interest rate include loan drawdown fees or underwriting fees relating to a financial asset not designated at fair value, e.g., fees received as compensation for the assessment of the issuer's or borrower's financial situation, for valuation and registration of security, and generally for the completion of the transaction (management fees).

Transaction costs include fees and commissions paid to agents (including employees acting as selling agents), advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Transaction costs do not include debt premiums or discounts, financing costs or internal administrative or holding costs.

Impairment of financial assets

At each balance sheet date an entity assesses whether there is any objective evidence that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

It may not be possible to identify a single, discrete event that caused the impairment. Rather the combined effect of several events may have caused the impairment.

Losses expected as a result of future events, no matter how likely, are not recognised.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to our attention about the following loss events:
(a) significant financial difficulty of the issuer or obligor;
(b) a breach of contract, such as a default or delinquency in interest or principal payments;
(c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting a concession to the borrower which the lender would not otherwise consider;
(d) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
(e) the disappearance of an active market for that financial asset because of financial difficulties; however, the disappearance of an active market due to the fact that a company's financial instruments are no longer traded publicly is no evidence of impairment; or
(f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
(i) adverse changes in the payment status of borrowers in the group; or
(ii) national or local economic conditions that correlate with defaults on the assets in the group.

Objective evidence of impairment for an investment in an equity instrument includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment (see also Section 2 above).

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred. the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit and loss item 130 "Impairment losses" and the asset's carrying value is reduced.

If the terms of a loan, receivable or held-to-maturity investment are renegotiated or otherwise modified because of financial difficulties of the borrower or issuer, impairment is measured using the original effective interest rate before the modification of terms. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. If a loan, receivable or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

Notes to the Accounts (Continued)

Part A) Accounting Policies (Continued)

A reduction in the fair value of a financial asset below its cost or amortised cost is not necessarily an indication of impairment (e.g. reduction in the fair value of an investment in a debt instrument resulting from an increase in the risk-¬free interest rate).

Objective evidence of impairment is initially assessed individually; however, if it is determined that there is no objective evidence of individual impairment, the asset is included in a group of financial assets with similar credit risk characteristics and assessed collectively.

Formula-based approaches and statistical methods may be used to assess impairment losses on a group of financial assets. Models used incorporate the temporary value of money, and consider cash flows over the entire residual life of the asset (not just the following year) and do not give rise to an impairment loss on initial recognition of a financial asset. They take into account losses already sustained but not manifest in the group of financial assets at the time of measurement, on the basis of past experience of losses on assets having a similar credit risk to the group of assets being measured.

The process of estimating impairment losses considers all credit exposures, not only those of low credit quality, which reflect a serious impairment.

Reversals of impairment losses

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed and the amount of the reversal is recognised in profit and loss item 130 "Impairment losses" except in the case of AfS equity instruments (see Section 2 above).

The reversal shall not result - at the date the impairment is reversed - in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Notes to the Accounts

Part B) Balance Sheet

Assets

Liabilities

Other Information

Notes to the Accounts (Amounts in thousands of €)

Part B) Balance Sheet - Assets

Reclassification of Financial Assets

The following table details the financial assets reclassified in H2 2008, as reported in sections 1 and 4 of Part (A.2) Accounting Principles - Main Balance-Sheet Items.

These assets are (non-derivative) structured credit products and bonds issued by corporates or financial institutions.

As prescribed by IFRS 7, the table provides, for relevant category, the reclassified assets' face value, carrying value and fair value at December 31, 2008 as well as the pre-tax fair value gains/losses that would have been recognized if the reclassification had not been carried out.

The application of the amortized cost method to these assets - adjusted where necessary to take into account write-downs resulting from credit risk assessment - caused interest receivable of € 179 thousand to be recognized from the date of reclassification.

In Q4 2008 certain reclassified instruments were sold on which losses of € 216 thousand were recognized.

Considering also the above mentioned amounts, the overall pre-tax effect that would have been recognized in the income statement for 2008 if reclassification had not been carried out would have been a loss of € 1,625 thousand.

Reclassification of Financial Assets

	AMOUNTS AS AT 12.31.2008			
	NOMINAL AMOUNT	CARRYING AMOUNT	FAIR VALUE	FAIR VALUE GAINS/LOSSES NOT RECOGNIZED DUE TO RECLASSIFICATION (PRE-TAX)
Financial assets reclassified from category "Held for Trading" to "Loans and Receivables":	**67,226**	**61,598**	**59,347**	**-1,662**
- Structured credit products	10,126	8,496	9,324	923
- Other debt securities	57,100	53,102	50,023	-2,585

Section 1 - Cash and cash balances - Item 10

1.1 Cash and cash balances: breakdown

	12.31.2008	12.31.2007
a) Cash	97	26,122
b) Demand deposits with Central banks	33,310	4,000,777
Total	**33,407**	**4,026,899**

Section 2 - Financial assets held for trading - Item 20

2.1 Financial assets held for trading: product breakdown

ITEMS/VALUES	12.31.2008 LISTED	12.31.2008 UNLISTED	12.31.2008 TOTAL	12.31.2007 LISTED	12.31.2007 UNLISTED	12.31.2007 TOTAL
A) Financial assets (non-derivatives)						
1. Debt securities	1,035,423	1,500,545	2,535,968	503,508	1,335,918	1,839,426
1.1 Structured securities	51	-	51	-	-	-
1.2 Other debt securities	1,035,372	1,500,545	2,535,917	503,508	1,335,918	1,839,426
2. Equity instruments	-	-	-	61,930	698,335	760,265
3. Units in investment fund	-	-	-	345,542	118,131	463,673
4. Loans	-	-	-	-	-	-
4.1 Repos	-	-	-	-	-	-
4.2 Other	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-
6. Assets sold but not derecognised	3,624,094	-	3,624,094	1,424,226	-	1,424,226
Total A	**4,659,517**	**1,500,545**	**6,160,062**	**2,335,206**	**2,152,384**	**4,487,590**
B) Derivative instruments						
1. Financial derivatives	-	2,844,526	2,844,526	5	6,669,694	6,669,699
1.1 trading	-	2,038,868	2,038,868	5	5,949,331	5,949,336
1.2 fair value hedges	-	-	-	-	44,115	44,115
1.3 other	-	805,658	805,658	-	676,248	676,248
2. Credit derivatives	-	33	33	-	48	48
2.1 trading	-	-	-	-	-	-
2.2 fair value hedges	-	-	-	-	-	-
2.3 other	-	33	33	-	48	48
Total B	**-**	**2,844,559**	**2,844,559**	**5**	**6,669,742**	**6,669,747**
Total (A+B)	**4,659,517**	**4,345,104**	**9,004,621**	**2,335,211**	**8,822,126**	**11,157,337**

"Financial derivatives: other" comprises: (i) derivatives embedded in structured financial instruments, where the host has been classified in a category other than held-for-trading or fair value option and (ii) derivatives that, for economic purposes, are associated with banking book instruments.

Notes to the Accounts (Continued)

Part B) Balance Sheet - Assets (Continued)

2.2 Financial assets held for trading: breakdown by issuer/borrower

ITEMS/VALUES	12.31.2008	12.31.2007
A. Financial assets (non-derivatives)		
1. Debt securities	2,535,968	1,839,426
a) Governments and central banks	1,035,234	395,330
b) Other public-sector entities	647	254
c) Banks	1,498,589	1,382,724
d) Other issuers	1,498	61,118
2. Equity instruments	-	760,265
a) Banks	-	17,612
b) Other issuers:	-	742,653
- Insurance companies	-	7,693
- Financial companies	-	699,003
- Non-financial institutions	-	35,957
- Other	-	-
3. Units in investments fund	-	463,673
4. Loans	-	-
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers	-	-
5. Impaired assets	-	-
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other	-	-
6. Assets sold but not derecognised	3,624,094	1,424,226
a) Governments and central banks	3,624,094	1,279,725
b) Other public-sector entities	-	-
c) Banks	-	24,432
d) Other issuers	-	120,069
Total A	6,160,062	4,487,590
B. Derivative instruments		
a) Banks	2,192,010	6,418,369
b) Customers	652,549	251,378
Total B	2,844,559	6,669,747
Total (A+B)	9,004,621	11,157,337

2.3 Financial instruments held for trading: derivatives

TYPE OF DERIVATIVE/UNDERLYING ASSETS	12.31.2008 INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	12.31.2007 TOTAL
A) Listed derivates							
1) Financial derivatives:	-	-	-	-	-	-	5
• With underlyng asset exchange	-	-	-	-	-	-	5
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	5
• With no underlyng asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-	-
• With underlyng asset exchange	-	-	-	-	-	-	-
• With no underlyng asset exchange	-	-	-	-	-	-	-
Total A	-	-	-	-	-	-	5
B) Unlisted derivatives							
1) Financial derivatives:	1,711,280	427,775	705,412	-	59	2,844,526	6,669,694
• With underlyng asset exchange	-	427,535	-	-	-	427,535	1,622,547
- purchased options	-	19,521	-	-	-	19,521	1,070,073
- other derivatives	-	408,014	-	-	-	408,014	552,474
• With no underlyng asset exchange	1,711,280	240	705,412	-	59	2,416,991	5,047,147
- purchased options	339,541	240	705,412	-	59	1,045,252	2,456,782
- other derivatives	1,371,739	-	-	-	-	1,371,739	2,590,365
2) Credit Derivatives:	-	-	-	33	-	33	48
• With underlyng asset exchange	-	-	-	-	-	-	-
• With no underlyng asset exchange	-	-	-	33	-	33	48
Total B	1,711,280	427,775	705,412	33	59	2,844,559	6,669,742
Total (A + B)	1,711,280	427,775	705,412	33	59	2,844,559	6,669,747

Part B) Balance Sheet - Assets (Continued)

2.4 Financial assets held for trading (other than assets sold and not derecognised or impaired assets): annual changes					
	12.31.2008				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**1,839,426**	**760,265**	**463,673**	**-**	**3,063,364**
B. Increases	**35,391,180**	**839,187**	**98,151**	**-**	**36,328,518**
B.1 Purchases	33,628,601	835,517	96,461	-	34,560,579
of which: business combinations	*229,072*	-	-	-	*229,072*
B.2 Positive changes in fair value	89,227	-	1,073	-	90,300
B.3 Other changes	1,673,352	3,670	617	-	1,677,639
C. Reductions	**34,694,638**	**1,599,452**	**561,824**	**-**	**36,855,914**
C.1 Sales	27,933,603	1,422,338	233,980	-	29,589,921
of which: business combinations	*144,398*	-	-	-	*144,398*
C.2 Redemptions	2,957,305	2	-	-	2,957,307
C.3 Negative changes in fair value	12,109	-	8,815	-	20,924
C.4 Other changes	3,791,621	177,112	319,029	-	4,287,762
D. Closing balance	**2,535,968**	**-**	**-**	**-**	**2,535,968**

By agreement, sub-headings "B.3 Other changes" and "C.4 Other changes" include annual changes relating to assets sold and not derecognized.

Section 3 - Financial assets at fair value through profit or loss - Item 30

3.1 Financial assets at fair value through profit or loss: product breakdown						
	12.31.2008			12.31.2007		
ITEMS/VALUES	LISTED	UNLISTED	TOTAL	LISTED	UNLISTED	TOTAL
1. Debt securities	19,483	9,344	28,827	11	27,437	27,448
1.1 Structured securities	-	-	-	-	-	-
1.2 Other debt securities	19,483	9,344	28,827	11	27,437	27,448
2. Equity instruments	-	31,510	31,510	-	31,510	31,510
3. Units in investment funds	257,671	-	257,671	-	-	-
4. Loans	-	-	-	-	-	-
4.1 Structured	-	-	-	-	-	-
4.2 Other	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-
6. Assets sold but not derecognised	-	-	-	-	-	-
Total	**277,154**	**40,854**	**318,008**	**11**	**58,947**	**58,958**
Cost	*332,152*	*40,785*	*372,937*	*11*	*58,681*	*58,692*

3.2 Financial assets at fair value through profit or loss: breakdown by issuer/borrower

ITEMS/VALUES	12.31.2008	12.31.2007
1. Debt securities	**28,827**	**27,448**
a) Governments and central banks	-	6
b) Other public-sector entities	3	-
c) Banks	28,823	27,441
d) Other issuers	1	1
2. Equity instruments	**31,510**	**31,510**
a) Banks	-	-
b) Other issuers:	31,510	31,510
- insurance companies	-	-
- financial companies	-	-
- non-financial companies	31,510	31,510
- other	-	-
3. Units in investment funds	**257,671**	**-**
4. Loans	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
5. Impaired assets	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
6. Assets sold but not derecognised	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers	-	-
Total	**318,008**	**58,958**

Notes to the Accounts (Continued)

Part B) Balance Sheet - Assets (Continued)

3.3 Financial assets at fair value through profit or loss (other than asssets sold and not derecognised): annual changes

	12.31.2008				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**27,448**	**31,510**	**-**	**-**	**58,958**
B. Increases	**11,058**	**-**	**312,027**	**-**	**323,085**
B.1 Purchases	9,271	-	-	-	9,271
of which: business combinations	-	-	-	-	-
B.2 Positive changes in fair value	-	-	-	-	-
B.3 Other changes	1,787	-	312,027	-	313,814
C. Reductions	**9,679**	**-**	**54,356**	**-**	**64,035**
C.1 Sales	-	-	-	-	-
of which: business combinations	-	-	-	-	-
C.2 Redemptions	2	-	-	-	2
C.3 Negative changes in fair value	944	-	54,356	-	55,300
C.4 Other changes	8,733	-	-	-	8,733
D. Closing balances	**28,827**	**31,510**	**257,671**	**-**	**318,008**

Section 4 - Available-for-sale financial assets - Item 40

4.1 Available-for-sale financial assets: product breakdown

	12.31.2008			12.31.2007		
ITEMS/VALUES	LISTED	UNLISTED	TOTAL	LISTED	UNLISTED	TOTAL
1. Debt securities	644,118	481,478	1,125,596	281,273	252,901	534,174
1.1 Structured securities	-	-	-	-	-	-
1.2 Other	644,118	481,478	1,125,596	281,273	252,901	534,174
2. Equity instruments	424,560	585,637	1,010,197	1,048,006	638,065	1,686,071
2.1 Measured at fair value	424,560	299,581	724,141	1,048,006	517,905	1,565,911
2.2 Carried at cost	-	286,056	286,056	-	120,160	120,160
3. Units in investment funds	142,697	255,827	398,524	27,478	75,516	102,994
4. Loans	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-
6. Assets sold but not derecognised	750,320	-	750,320	803,628	154,232	957,860
Total	**1,961,695**	**1,322,942**	**3,284,637**	**2,160,385**	**1,120,714**	**3,281,099**

"Available for sale financial assets" include securities purchased by some of our internal pension funds, which do not have legal status or independent own means: further detail is provided in the annexes to the Accounts.

4.2 Available-for-sale financial assets: breakdown by issuer/borrower

ITEMS/VALUES	12.31.2008	12.31.2007
1. Debt securities	**1,125,596**	**534,174**
a) Governments and central banks	209,702	283,685
b) Other public-sector entities	8,483	16
c) Banks	640,742	124,278
d) Other issuers	266,669	126,195
2. Equity instruments	**1,010,197**	**1,686,071**
a) Banks	703,333	837,281
b) Other issuers:	306,864	848,790
- insurance companies	5,551	4,884
- financial companies	209,872	131,700
- non-financial companies	91,441	280,469
- other	-	431,737
3. Units in investment funds	**398,524**	**102,994**
4. Loans	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
5. Impaired assets	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
6. Assets sold but not derecognised	**750,320**	**957,860**
a) Governments and central banks	750,320	736,919
b) Other public-sector entities	-	-
c) Banks	-	49,984
d) Other issuers	-	170,957
Total	**3,284,637**	**3,281,099**

4.3 Available-for-sale financial assets: hedged

	HEDGED ASSETS			
	12.31.2008		12.31.2007	
ASSETS/TYPE OF HEDGING	FAIR VALUE	CASH FLOW	FAIR VALUE	CASH FLOW
1. Debt securities	1,125,313	-	762,685	-
2. Equity instruments	-	-	203,200	-
3. Units in investment funds	-	-	-	-
4. Loans	-	-	-	-
5. Portfolio	-	-	-	-
Total	**1,125,313**	**-**	**965,885**	**-**

Notes to the Accounts (Continued)

Part B) Balance Sheet - Assets (Continued)

4.4 Available-for-sale financial assets subject to micro-hedging

ITEMS/VALUES	12.31.2008	12.31.2007
1. Financial assets subject to micro-hedging of fair value	**1,125,313**	**965,885**
a) Interest rate risk	1,125,313	762,685
b) Price risk	-	203,200
c) Currency risk	-	-
d) Credit risk	-	-
e) Multiple risks	-	-
2. Financial assets subject to micro-hedging of cash flows	**-**	**-**
a) Interest rate risk	-	-
b) Currency risk	-	-
c) Other	-	-
Total	**1,125,313**	**965,885**

4.5 Available-for-sale financial assets (other than assets sold and not derecognised or impaired assets): annual changes

	12.31.2008				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**534,174**	**1,686,071**	**102,994**	**-**	**2,323,239**
B. Increases	**4,517,709**	**2,086,728**	**351,563**	**-**	**6,956,000**
B.1 Purchases	3,356,574	1,315,946	337,638	-	5,010,158
of which: business combinations	*699,847*	*1,307,594*	*196,853*	-	*2,204,294*
B.2 Positive changes in fair value	7,415	13,116	-	-	20,531
B.3 Write-backs	-	-	-	-	-
- through profit or loss	-	-	-	-	-
- in equity	-	-	-	-	-
B.4 Trasfers from other portfolios	-	35,139	-	-	35,139
B.5 Other changes	1,153,720	722,527	13,925	-	1,890,172
C. Decreases	**3,926,287**	**2,762,602**	**56,033**	**-**	**6,744,922**
C.1 Sales	2,884,984	492,076	10,195	-	3,387,255
of which: business combinations	*2,194,679*	*29,864*	-	-	*2,224,543*
C.2 Redemptions	97,827	-	-	-	97,827
C.3 Negative changes in fair value	69,004	440,478	37,218	-	546,700
C.4 Impairments	846	568,537	5,379	-	574,762
- through profit or loss	-	568,537	403	-	568,940
- in equity	846	-	4,976	-	5,822
C.5 Transfers to other portfolios	-	1,080,441	-	-	1,080,441
C.6 Other changes	873,626	181,070	3,241	-	1,057,937
D. Closing balance	**1,125,596**	**1,010,197**	**398,524**	**-**	**2,534,317**

By agreement, sub-headings "B.5 Other changes" and "C.6 Other changes" include annual changes relating to assets sold and not derecognized.

Section 5 - Held-to-maturity investments - Item 50

5.1 Held-to-maturity investments: breakdown

	12.31.2008		12.31.2007	
	TOTAL		TOTAL	
TYPE OF TRANSACTION/VALUES	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
1. Debt securities	2,946,267	3,247,288	33,942	34,471
1.1 Structured securities	-	-	-	-
1.2 Other securities	2,946,267	3,247,288	33,942	34,471
2. Loans	-	-	-	-
3. Impaired assets	-	-	-	-
4. Assets sold but not derecognised	3,676,599	3,247,610	2,762,305	2,797,233
Total	**6,622,866**	**6,494,898**	**2,796,247**	**2,831,704**

5.2 Held-to-maturity investments: breakdown by debtors/issuers

TYPE OF TRANSACTIONS/VALUES	12.31.2008	12.31.2007
1. Debt securities	**2,946,267**	**33,942**
a) Governments and central banks	2,689,251	33,942
b) Other public-sector entities	-	-
c) Banks	257,016	-
d) Other	-	-
2. Loans	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other	-	-
3. Impaired assets	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other	-	-
4. Assets sold but not derecognised	**3,676,599**	**2,762,305**
a) Governments and central banks	3,364,584	2,762,305
b) Other public-sector entities	-	-
c) Banks	312,015	-
d) Other	-	-
Total	**6,622,866**	**2,796,247**

Notes to the Accounts (Continued)

Part B) Balance Sheet - Assets (Continued)

5.4 Held-to-maturity investments (other than assets sold and not derecognized or impaired assets): annual changes

	12.31.2008		
	DEBT SECURITIES	LOANS	TOTAL
A. Opening balance	**33,942**	**-**	**33,942**
B. Increases	**6,825,113**	**-**	**6,825,113**
B.1 Purchases	3,853,262		3,853,262
of which: business combinations	*18,232*	-	*18,232*
B.2 Write-backs	-	-	-
B.3 Trasfer from other portfolios	-	-	-
B.4 Other changes	2,971,851	-	2,971,851
C. Decreases	**3,912,788**	**-**	**3,912,788**
C.1 Sales	-	-	-
of which: business combinations	-		-
C.2 Redemptions	75,000	-	75,000
C.3 Write-downs	-	-	-
C.4 Trasfer to other portfolios	-	-	-
C.5 Other changes	3,837,788	-	3,837,788
D. Closing balances	**2,946,267**	**-**	**2,946,267**

By agreement, sub-headings "B.4 Other changes" and "C.5 Other changes" include annual changes relating to assets sold and not derecognized.

Section 6 - Loans and receivables with banks - Item 60

6.1 Loans and receivables with banks: product breakdown

TYPE OF TRANSACTIONS/VALUES	12.31.2008	12.31.2007
A. Loans to Central Banks	**8,241,901**	**18,650,403**
1. Time deposits	7,378	9,866
2. Compulsory reserves	7,294,822	18,640,462
3. Repos	937,919	-
4. Other	1,782	75
B. Loans to Banks	**200,196,631**	**144,169,250**
1. Current accounts and demand deposits	64,065,566	15,194,943
2. Time deposits	53,308,602	84,026,587
3. Other loans	41,914,633	12,412,884
3.1 Repos	28,825,495	8,372,249
3.2 Finance leases	-	-
3.3 Other	13,089,138	4,040,635
4. Debt securities	33,986,532	32,534,836
4.1 Structured	-	-
4.2 Other	33,986,532	32,534,836
5. Impaired assets	440	-
6. Assets sold not derecognised	6,920,858	-
Total (carrying value)	**208,438,532**	**162,819,653**
Total (fair value)	***207,063,680***	***162,818,297***

Section 7 - Loans and receivables with customers - Item 70

7.1 Loans and receivables with customers: product breakdown

TYPE OF TRANSACTIONS/VALUES	12.31.2008	12.31.2007
1. Current accounts	227,155	70,721
2. Repos	-	-
3. Mortgages	5,789,744	2,250,084
4. Credit cards and personal loans, incl. loans guaranteed by salary	-	-
5. Finance leases	-	-
6. Factoring	-	-
7. Other transactions	22,982,152	15,962,970
8. Debt securities	5,685,185	1,164,725
8.1 Structured	-	-
8.2 Other	5,685,185	1,164,725
9. Impaired assets	240,412	984,680
10. Assets sold but not derecognised	1,594,345	810,022
Total (carrying value)	**36,518,993**	**21,243,202**
Total (fair value)	*35,720,587*	*21,241,726*

The item 8.2 Other Debt Securities includes € 799,934 thousand arising from the "Trevi Finance", "Trevi Finance 2" and "Trevi Finance 3" securitization transactions, in respect of which the underlying assets were not re-recognized in the accounts, since the transactions date from before January 1, 2002 (see also section 4 - Loans and Receivables in Part A) Accounting Policies).

The assets underlying these securitization transactions are non-performing loans, which book value was € 1,157,093 thousand on the balance-sheet date, whereas their face value was € 4,956,602 thousand.

Notes to the Accounts (Continued)

Part B) Balance Sheet - Assets (Continued)

7.2 Loans and receivables with customers: breakdown by issuers/borrowers

TYPE OF TRANSACTIONS/VALUES	12.31.2008	12.31.2007
1. Debt securities issued by:	**5,685,185**	**1,164,725**
a) Governments	713	-
b) Other public-sector entities	23,032	1,741
c) Other issuers	5,661,440	1,162,984
- non-financial companies	3,130	20,435
- financial companies	5,613,306	1,052,265
- insurance companies	45,004	90,284
- other	-	-
2. Loans to:	**28,999,051**	**18,283,775**
a) Governments	5,596	-
b) Other public-sector entities	1,418	3,016
c) Other entities	28,992,037	18,280,759
- non-financial companies	5,237,387	1,473,839
- financial companies	23,709,486	16,730,748
- insurance companies	4,846	-
- other	40,318	76,172
3. Impaired assets	**240,412**	**984,680**
a) Governments	-	-
b) Other public-sector entities	86,872	13,696
c) Other entities	153,540	970,984
- non-financial companies	153,263	679,843
- financial companies	-	35,503
- insurance companies	-	-
- other	277	255,638
4. Assets sold but not derecognised	**1,594,345**	**810,022**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	1,594,345	810,022
- non-financial companies	-	-
- financial companies	1,594,345	810,022
- insurance companies	-	-
- other	-	-
Total	**36,518,993**	21,243,202

Section 8 - Hedging derivatives - Item 80

8.1 Hedging derivatives: breakdown by contract and underlying assets

	12.31.2008					
TYPE OF DERIVATIVES/UNDERLYING ASSETS	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed						
1) Financial derivatives:	-	-	-	-	-	-
• With underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• With no underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-
- With underlying asset exchange	-	-	-	-	-	-
- With no underlying asset exchange	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B) Unlisted						
1) Financial derivatives:	**1,489,151**	**549,432**	-	-	-	**2,038,583**
• With underlying asset exchange	-	549,432	-	-	-	549,432
- purchased options	-	-	-	-	-	-
- other derivatives	-	549,432	-	-	-	549,432
• With no underlying asset exchange	1,489,151	-	-	-	-	1,489,151
- purchased options	1,127	-	-	-	-	1,127
- other derivatives	1,488,024	-	-	-	-	1,488,024
2) Credit derivatives:	-	-	-	-	-	-
- With underlying asset exchange	-	-	-	-	-	-
- With no underlying asset exchange	-	-	-	-	-	-
Total B	**1,489,151**	**549,432**	-	-	-	**2,038,583**
Total (A+B) 12.31.2008	**1,489,151**	**549,432**	-	-	-	**2,038,583**
Total (A+B) 12.31.2007	*420,401*	*75,077*	*73,421*	-	-	*568,899*

Notes to the Accounts (Continued)

Part B) Balance Sheet - Assets (Continued)

8.2 Hedging derivatives: breakdown by hedged assets and risk

	12.31.2008							
	FAIR VALUE HEDGES						CASH-FLOW HEDGES	
	MICRO-HEDGE							
TRANSACTIONS/TYPE OF HEDGES	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE
1. Available-for-sale financial assets	147	-	-	-	-	X	-	X
2. Loans and receivables	-	-	-	X	-	X	-	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	41	X	108,349
5. Foreign assets	X	X	X	X	X	X	-	X
Total assets	**147**	**-**	**-**	**-**	**-**	**41**	**-**	**108,349**
1. Financial liabilities	-	-	-	X	-	X	-	X
2. Portfolio	X	X	X	X	X	1,652,443	X	277,603
Total liabilities	**-**	**-**	**-**	**-**	**-**	**1,652,443**	**-**	**277,603**
1. Expected transactions	X	X	X	X	X	X	-	-

Section 9 - Changes in fair value of portfolio hedged financial assets - Item 90

9.1 Changes to macro-hedged financial assets: breakdown by hedged portfolio

CHANGES TO HEDGED ASSETS/VALUES	12.31.2008	12.31.2007
1. Positive changes	**71,457**	**-**
1.1 of specific portfolios:	-	-
a) loans and receivables	-	-
b) available-for-sale financial assets	-	-
1.2 overall	71,457	-
2. Negative changes	**-**	**(596)**
2.1 of specific portfolios:	-	-
a) loans and receivables	-	-
b) available-for-sale financial assets	-	-
2.2 overall	-	(596)
Total	71,457	(596)

9.2 Assets subject to macro-hedging of interest-rate risk: breakdown

HEDGED ASSETS	12.31.2008	12.31.2007
1. Loans and receivables	-	-
2. Available-for-sale financial assets	-	-
3. Portfolio	1,585,845	1,635,000
Total	1,585,845	1,635,000

Section 10 - Equity investments - Item 100

10.1 Equity investments in subsidiaries, joint ventures or companies under significant influence: information on shareholders' equity

NAME	MAIN OFFICE	EQUITY % (*)		VOTING RIGHTS
A. Subsidiaries				
1. Aspra Finance S.p.A.	Milan	100.00%		
2. Banco di Sicilia S.p.A. (formerly UniCredit Servizi Retail Tre S.p.A.)	Palermo	100.00%		
3. Bank Pekao S.A.	Warsaw	59.28%		
4. Bayerische Hypo- und Vereinsbank AG	Munich	100.00%		
5. BDR Roma Prima Ireland Ltd	Dublin	99.90%		
6. Box 2004 S.p.A.	Rome	100.00%		
7. Entasi S.r.l.	Rome	100.00%		
8. Eurofinance 2000 S.r.l.	Rome	100.00%		
9. Fineco Finance Ltd (in liquidation)	Dublin	100.00%		
10. Fineco Leasing S.p.A.	Brescia	100.00%		
11. Fineco Verwaltung AG	Frankfurt am Main	100.00%		
12. FinecoBank S.p.A.	Milan	100.00%		
13. I-Faber Società per Azioni	Milan	65.32%		
14. IPSE 2000 S.p.A.	Rome	50.00%		
15. Kyneste S.p.A.	Rome	100.00%		
16. Localmind S.p.A.	Milan	95.76%		
17. Locat S.p.A. (now UniCredit Leasing S.p.A.)	Bologna	9.16%	(A)	
18. Pioneer Global Asset Management S.p.A.	Milan	100.00%		
19. Sicilia Convention Bureau S.r.l.	Catania	100.00%		
20. Società di Gestioni Esattoriali in Delegazione Governativa in Sicilia - SO.G.E.D. S.p.A. (in liquidation)	Palermo	100.00%		
21. Società di Gestioni Esattoriali in Sicilia SO.G.E.SI. S.p.A. (in liquidation)	Palermo	80.00%		
22. Società Italiana Gestione ed Incasso Crediti S.p.A. (in liquidation)	Rome	95.00%	(B)	
23. Sofigere Société par Actions Simplifiée	Parigi	100.00%		
24. SOFIPA Società di Gestione del Risparmio (SGR) S.p.A. (formerly Capitalia SOFIPA SGR S.p.A.)	Rome	100.00%		
25. Trevi Finance N. 2 S.p.A.	Conegliano (TV)	60.00%		
26. Trevi Finance N. 3 S.r.l.	Conegliano (TV)	60.00%		
27. Trevi Finance S.p.A.	Conegliano (TV)	60.00%		
28. UniCredit Audit S.p.A.	Milan	100.00%		
29. UniCredit Banca di Roma S.p.A. (formerly UniCredit Servizi Retail Due S.p.A.)	Rome	100.00%		
30. UniCredit Banca per la Casa S.p.A. (now UniCredit Consumer Financing Bank S.p.A.)	Milan	100.00%		
31. UniCredit Banca S.p.A. (formerly UniCredit Servizi Retail Uno S.p.A.)	Bologna	100.00%		
32. UniCredit Bancassurance Management & Administration S.r.l.	Milan	100.00%		
33. UniCredit Bank Austria AG (formerly Bank Austria Creditanstalt AG)	Vienna	99.99%		
34. UniCredit Bank D.D. (formerly UniCredit Zagrebacka Banka D.D.)	Mostar	3.27%	(C)	3.28%
35. UniCredit Bank Ireland P.l.c.	Dublin	100.00%		
36. UniCredit Bulbank A.D.	Sofia	..	(D)	
37. UniCredit Consumer Financing Bank S.p.A. (formerly UniCredit Clarima Banca S.p.A.)	Milan	100.00%		
38. UniCredit Corporate Banking S.p.A. (formerly UniCredit Banca d'Impresa S.p.A.)	Verona	100.00%		
39. UniCredit Credit Management Bank S.p.A. (formerly UniCredito Gestione Crediti S.p.A. Banca per la gestione dei crediti)	Verona	97.81%	(E)	

Part B) Balance Sheet - Assets (Continued)

continued: (10.1 Equity investments in subsidiaries, joint ventures or companies under significant influence: information on shareholders' equity)

NAME	MAIN OFFICE	EQUITY % (*)		VOTING RIGHTS
A. Subsidiaries (continued)				
40. UniCredit Delaware Inc.	Dover (Delaware)	100.00%		
41. UniCredit Global Information Services S.p.A.	Milan	100.00%		
42. UniCredit Global Leasing S.p.A. (now UniCredit Leasing S.p.A.)	Milan	67.41%	(F)	
43. UniCredit International Bank (Luxembourg) S.A.	Luxembourg	100.00%		
44. UniCredit Mediocredito Centrale S.p.A. (formerly MCC-Mediocredito Centrale S.p.A.)	Rome	100.00%		
45. UniCredit Merchant S.p.A. (formerly Capitalia Merchant S.p.A.)	Rome	100.00%		
46. UniCredit Private Banking S.p.A.	Turin	100.00%		
47. UniCredit Processes & Administration S.p.A. (now UniCredit Business Partner Società per Azioni)	Cologno Monzese (MI)	100.00%		
48. UniCredit Real Estate S.p.A.	Genoa	100.00%		
49. UniCredito Italiano Capital Trust I	Newark (Delaware)	100.00%		
50. UniCredito Italiano Capital Trust II	Newark (Delaware)	100.00%		
51. UniCredito Italiano Funding LLC I	Dover (Delaware)	100.00%		
52. UniCredito Italiano Funding LLC II	Dover (Delaware)	100.00%		
53. UniCredito Italiano Funding LLC III	Wilmington (Delaware)	100.00%		
54. UniCredito Italiano Funding LLC IV	Wilmington (Delaware)	100.00%		
55. Unimanagement S.r.l.	Turin	100.00%		
56. Xelion Doradcy Finansowi Sp.zo.o.	Warsaw	50.00%	(G)	
B. Joint ventures				
1. TLX S.p.A.	Milan	50.00%		
C. Companies under significant influence				
1. Aviva S.p.A.	Milan	49.00%		
2. Capitalia Assicurazioni S.p.A.	Milan	49.00%		
3. CARICESE S.r.l. (formerly Consorzio CA.RI.CE.SE.)	Bologna	32.97%	(H)	
4. Cassa di Liquidazione e Garanzia S.p.A. (in liquidation)	Trieste	24.61%		
5. CNP UniCredit Vita S.p.A. (formerly CNP Capitalia Vita S.p.A.)	Milan	16.92%	(I)	
6. Creditras Assicurazioni S.p.A.	Milan	50.00%		
7. Creditras Vita S.p.A.	Milan	50.00%		
8. Fidia - Fondo Interbancario d'Investimento Azionario S.G.R. S.p.A.	Milan	50.00%		
9. G.B.S. General Broker Service S.p.A.	Rome	20.00%		
10. Istituto per l'Edilizia Economica e Popolare di Catania S.p.A. (in liquidation)	Catania	20.00%		
11. Mediobanca - Banca di Credito Finanziario S.p.A.	Milan	8.66%		
12. Nuova Teatro Eliseo S.p.A.	Rome	41.01%		
13. SE.TE.SI Servizi Telematici Siciliani S.p.A.	Palermo	40.49%		
14. SIA-SSB S.p.A.	Milan	24.07%		
15. Società Gestione per il Realizzo S.p.A. (in liquidation)	Rome	26.38%	(J)	
16. Sviluppo Globale GEIE	Rome	25.00%		

(*) The equity stake is held by Parent Company and does not include any stake held by other Group companies.
(A) Another 90.84% stake is held by UniCredit Global Leasing S.p.A..
(B) Another 5% stake is held by UniCredit Mediocredito Centrale S.p.A..
(C) Another 89.98% stake is held, directly and indirectly, by UniCredit Bank Austria AG (89,97 % voting stocks).
(D) Another 92.07% stake is held by UniCredit Bank Austria AG..
(E) The subsidiary owns 175,000 treasury shares, equal to the remaining 2.19% of share capital.
(F) Another 32.59% stake is held by UniCredit Bank Austria AG..
(G) Another 50% is held by Bank Pekao S.A..
(H) Another 0.71 % is held by various Group banks.
(I) Another 21.88% is held by Fineco Verwaltung AG.
(J) Another 0.05% is held by IRFIS - Mediocredito della Sicilia S.p.A..

10.2 Equity investments in subsidiaries, joint ventures or companies under significant influence: information on the accounts

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)(*)	SHAREHOLDERS' EQUITY		CARRYING VALUE	FAIR VALUE
A. Subsidiaries							
1. Aspra Finance S.p.A.	5,219,157	71,832	-83,540	765,509		350,006	X
2. Banco di Sicilia S.p.A. (formerly UniCredit Servizi Retail Tre S.p.A.)	15,655,718	456,904	80,889	445,807		365,400	X
3. Bank Pekao S.A.	30,812,196	2,845,440	805,548	3,748,967	(1)	4,447,715	X
4. Bayerische Hypo- und Vereinsbank AG	373,486,134	20,358,433	-2,351,342	19,333,941		19,173,323	X
5. BDR Roma Prima Ireland Ltd	35,419	1,246	1,226	35,401	(2)	36,576	X
6. Box 2004 S.p.A.	8,370	529	109	7,587	(2)	8,394	X
7. Entasi S.r.l.	87	92	-	11		10	X
8. Eurofinance 2000 S.r.l.	146	126	3	34	(2)	35	X
9. Fineco Finance Ltd (in liquidation) (A)	-	-	-	-		..	X
10. Fineco Leasing S.p.A.	5,529,090	385,752	20,423	150,958	(2)	223,047	X
11. Fineco Verwaltung AG	171,476	3,940	3,447	171,099	(2)	194,189	X
12. FinecoBank S.p.A.	14,570,245	1,102,200	91,834	385,135	(2)	1,082,837	X
13. I-Faber Società per Azioni	15,921	15,509	2,724	10,102	(3)	9,700	X
14. IPSE 2000 S.p.A.	24,629	1,737	954	20,988		9,933	X
15. Kyneste S.p.A.	37,269	34,182	13,203	30,418		18,440	X
16. Localmind S.p.A.	2,707	124	3	2,655		1,712	X
17. Locat S.p.A. (now UniCredit Leasing S.p.A.)	20,721,028	1,263,852	112,702	1,116,632	(4)	241,232	X
18. Pioneer Global Asset Management S.p.A.	2,594,467	455,360	355,365	2,438,294		2,274,148	X
19. Sicilia Convention Bureau S.r.l. (B)	119	-	-	119		119	X
20. Società di Gestioni Esattoriali in Delegazione Governativa in Sicilia - SO.G.E.D. S.p.A. (in liquidation) (C)	46	4	-99	-72,737		..	X
21. Società di Gestioni Esattoriali in Sicilia SO.G.E.SI. S.p.A. (in liquidation) (D)	24,708	5,237	1,031	-144,639		..	X
22. Società Italiana Gestione ed Incasso Crediti S.p.A. (in liquidation) (E)	1,275	1,749	-2,797	-1,455		..	X
23. Sofigere Société par Actions Simplifiée	7,862	1,595	146	190		175	X
24. SOFIPA Società di Gestione del Risparmio (SGR) S.p.A. (formerly Capitalia SOFIPA SGR S.p.A.)	9,838	6,166	320	7,110	(2)	7,272	X
25. Trevi Finance N. 2 S.p.A.	165	77	-30	123	(2)	94	X
26. Trevi Finance N. 3 S.r.l.	191	83	10	169		93	X
27. Trevi Finance S.p.A.	131	77	-30	85	(2)	69	X
28. UniCredit Audit S.p.A.	42,082	62,047	990	3,682		2,228	X
29. UniCredit Banca di Roma S.p.A. (formerly UniCredit Servizi Retail Due S.p.A.)	42,710,335	841,305	40,396	1,140,676	(5)	1,327,750	X
30. UniCredit Banca per la Casa S.p.A. (now UniCredit Consumer Financing Bank S.p.A.)	100,176,008	1,832,663	-100,621	2,092,256		2,082,154	X
31. UniCredit Banca S.p.A. (formerly UniCredit Servizi Retail Uno S.p.A.)	59,764,723	991,898	-10,075	1,602,072	(5)	1,670,715	X
32. UniCredit Bancassurance Management & Administration S.r.l.	10,572	8,990	698	2,771		52	X
33. UniCredit Bank Austria AG (formerly Bank Austria Creditanstalt AG)	147,817,170	9,240,150	100	13,100,208	(3)	21,706,053	X
34. UniCredit Bank D.D. (formerly UniCredit Zagrebacka Banka D.D.)	1,691,682	141,351	15,750	172,886		1,496	X
35. UniCredit Bank Ireland P.l.c.	27,475,700	1,821,588	134,051	1,939,391	(6)	2,142,340	X
36. UniCredit Bulbank A.D.	5,631,815	439,569	149,148	702,048		25	X
37. UniCredit Consumer Financing Bank S.p.A. (formerly UniCredit Clarima Banca S.p.A.)	7,906,549	639,330	-20,539	593,334		445,484	X
38. UniCredit Corporate Banking S.p.A. (formerly UniCredit Banca d'Impresa S.p.A.)	113,288,605	6,099,321	352,398	7,575,213		6,321,887	X
39. UniCredit Credit Management Bank S.p.A. (formerly UniCredito Gestione Crediti S.p.A. Banca per la gestione dei crediti)	199,611	141,478	28,161	111,157		72,047	X
40. UniCredit Delaware Inc.	465,677	12,413	10	151		18	X
41. UniCredit Global Information Services S.p.A.	671,850	825,793	1,768	169,260		157,285	X
42. UniCredit Global Leasing S.p.A. (now UniCredit Leasing S.p.A.)	2,294,197	13,841	-23,287	648,303	(7)	514,326	X
43. UniCredit International Bank (Luxembourg) S.A.	4,065,818	318,029	39,557	241,007	(8)	305,443	X

Notes to the Accounts (Continued)

Part B) Balance Sheet - Assets (Continued)

continued: (10.2 Equity investments in subsidiaries, joint ventures or companies under significant influence: information on the accounts)

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)(*)	SHAREHOLDERS' EQUITY		CARRYING VALUE	FAIR VALUE
A. Subsidiaries (continued)							
44. UniCredit Mediocredito Centrale S.p.A. (formerly MCC-Mediocredito Centrale S.p.A.)	7,224,544	523,789	10,558	731,333	(2)	988,246	X
45. UniCredit Merchant S.p.A. (formerly Capitalia Merchant S.p.A.)	483,234	47,568	17,489	385,532		367,743	X
46. UniCredit Private Banking S.p.A.	9,162,452	666,799	91,314	385,354		281,108	X
47. UniCredit Processes & Administration S.p.A. (now UniCredit Business Partner Società per Azioni)	362,236	344,042	-312	48,578	(9)	49,153	X
48. UniCredit Real Estate S.p.A.	4,552,805	1,110,212	314,318	1,549,043		1,155,887	X
49. UniCredito Italiano Capital Trust I	550,360	43,459	-	1		1	X
50. UniCredito Italiano Capital Trust II	330,400	29,665	-	1		1	X
51. UniCredito Italiano Funding LLC I	550,362	43,459	-	2		2	X
52. UniCredito Italiano Funding LLC II	330,401	29,665	-	1		1	X
53. UniCredito Italiano Funding LLC III	764,642	30,730	462	1,253		1	X
54. UniCredito Italiano Funding LLC IV	320,954	17,224	186	558		1	X
55. Unimanagement S.r.l.	13,539	5,714	-2,556	537		643	X
56. Xelion Doradcy Finansowi Sp.zo.o.	1,292	5,052	-3,662	281		204	X
B. Joint ventures							
1. TLX S.p.A.	7,503	12,088	-	4,868	(9)	2,500	X
C. Companies under significant influence							
1. Aviva S.p.A. (F)	8,774,529	1,501,003	23,185	716,534		335,255	
2. Capitalia Assicurazioni S.p.A. (I)	83,046	10,770	358	11,041		5,202	
3. CARICESE S.r.l. (formerly Consorzio CA.RI.CE.SE.) (G)	9,755	25,390	-	1,624	(3)	2,383	
4. Cassa di Liquidazione e Garanzia S.p.A. (in liquidation) (H)	799	52	28	228		49	
5. CNP UniCredit Vita S.p.A. (formerly CNP Capitalia Vita S.p.A.) (F)	12,321,726	1,250,850	-14,356	357,129	(2)	135,189	
6. CreditRas Assicurazioni S.p.A. (F)	196,314	24,364	3,016	21,153		7,225	
7. CreditRas Vita S.p.A. (F)	18,493,713	3,945,751	13,204	364,887		169,023	
8. Fidia - Fondo Interbancario d'Investimento Azionario S.G.R. S.p.A. (I)	11,313	1,038	-320	7,589		3,006	
9. G.B.S. General Broker Service S.p.A. (J)	14,749	9,474	165	1,450		270	
10. Istituto per l'Edilizia Economica e Popolare di Catania S.p.A. (in liquidation) (G)	3,460	159	84	3,419		..	
11. Mediobanca - Banca di Credito Finanziario S.p.A. (K)	56,046,300	1,406,500	-58,200	4,186,700	(10)	1,079,371	515,597
12. Nuova Teatro Eliseo S.p.A. (G)	6,189	6,130	-245	840		344	
13. SE.TE.SI Servizi Telematici Siciliani S.p.A.	4,340	6,871	-441	332		49	
14. SIA-SSB S.p.A. (G)	290,396	334,910	9,064	157,754	(2/3)	73,503	
15. Società Gestione per il Realizzo S.p.A. (in liquidation) (L)	61,239	8,256	2,898	9,727		2,566	
16. Sviluppo Globale GEIE (G)	365	657	193	256		..	
						69,852,748	

(*) Amount already included in the next column "Shareholders' Equity".

(A) In February 2008 the company was put in liquidation; in March 2009 the company was removed from the Companies Register.

(B) Newly established company (December 2008); only the share capital is represented.

(C) The negative value of the shareholders equity is related to the debts with Banco di Sicilia, previous shareholder; in October 2008 Banco di Sicilia fully devalued these credits and sold them to Aspra Finance.

(D) Data are taken from the financial statements as at 12.31.2007. The negative value of the shareholders equity is related to the debts with Banco di Sicilia, previous shareholder, and other banks. Banco di Sicilia, and the other banks, quitclaimed a part of their credits to restore the negative equity; in October 2008 Banco di Sicilia sold his credit to Aspra Finance.

(E) In June 2008 the company was put in liquidation; there is a specific allowance for the amount of negative equity.

(F) Data are taken from the First Half Report as at 06.30.2008.

(G) Data are taken from the financial statements as at 12.31.2007.

(H) Data are taken from the liquidation financial as at 11.20.2008. In January 2009 the company was removed from the Companies Register.

(I) Data are teken from the balance sheet as at 09.30.2008.

(J) Data are taken from the financial statements as at 06.30.2008.

(K) Data are taken from the First Half Report as at 12.31.2008.

(L) Data are taken from the financial statements as at 12.31.2007 and consider the allotment of reserves and profits deliberated in 2008.

In respect of the above table, please note that:
- Data of subsidiaries and associates were taken from the 2008 financial statements or from 2008 draft accounts approved by the competent Corporate Bodies; if these were unavailable, data were taken from the most recent approved financial statements or balance sheet. Amounts relating to foreign companies were calculated at the exchange rate prevailing at the end of the year.
- The carrying amounts are higher than the value of the fraction of shareholders' equity shown for one or more of the following reasons:
  1) Higher stock prices.
  2) The cost of the absorption of Capitalia under IFRS 3 Business Combinations.
  3) Higher costs borne on acquisition or increase of an equity interest (including additional costs) and retained in the accounts given continuation of the reasons for the payment of these costs.
  4) Part spin-off of MCC's leasing business, whose cost was determined on absorption of Capitalia under IFRS 3 Business Combinations.
  5) The higher value of the business transferred on setting up the new bank.
  6) The valuation of proprietary listed equities, which required setting up a negative valuation reserve.
  7) The loss for the year and recognition of a negative reserve (in compliance with the interpretation of the OPI1 interpretation document issued by Assirevi) relating to a company acquired by Locat. With effect from January 1, 2009 UniCredit Global Leasing was absorbed by Locat (now UniCredit Leasing).
  8) The merger of Capitalia Luxembourg S.A., the cost of which was determined on absorption of Capitalia under IFRS 3 Business Combinations.
  9) Higher valuation of the subsidiary.
  10) No material change in the profit projections of Mediobanca's business and shareholdings.

10.3 Investments in associates and joint ventures: annual changes

	12.31.2008
A. Opening balance	**72,332,657**
B. Increases	**16,604,319**
B.1 Purchases	12,942,926
of which: business combinations	*2,810,525*
B.2 Write-backs	36,017
B.3 Revaluation	-
B.4 Other changes	3,625,376
C. Decreases	**19,084,228**
C.1 Sales	16,405,743
of which: business combinations	*16,081,495*
C.2 Write-downs	28,992
C.3 Other changes	2,649,493
D. Closing balance	**69,852,748**
E. Total revaluation	**-**
F. Total write-downs	**43,659**

Notes to the Accounts (Continued)

Part B) Balance Sheet - Assets (Continued)

10.4 Commitments relating to equity investments in subsidiaries

The following commitments are reported as outstanding at December 31, 2008:

- a commitment to pay €1.5 million to our subsidiary Società Italiana Gestione e Incasso Crediti S.p.A. (in liquidation) to cover liquidation requirements.
- a commitment to pay: (i) €3.7 million to our subsidiary UniManagement S.r.l. , to cover losses expected in 2009/2010 (ii) a capital contribution of €1.3 million to our subsidiary Sicilia Convention Bureau S.r.l. to cover start-up costs.
- a commitment to take up a PLN 15 million rights issue by Xelion Doradcy Finansowi Sp. zo.o. in proportion to our stake, viz. PLN 7.5 million. In January 2009, our subsidiary carried out the capital increase and UniCredit subscribed and paid in its share of PLN 7.5 million, equivalent to about €2 million;
- a commitment relating to the incorporation of a subsidiary in Luxembourg with the object of issuing an instrument for the management of capital allocated for operational risks. The new company will have company capital of a maximum of €35 million.

Section 11 - Property, plant and equipment - Item 110

11.1 Property, plant and equipment: breakdown of assets valued at cost

ASSETS/VALUES	12.31.2008	12.31.2007
A. Assets for operational use		
1.1 Owned	28,714	25,066
a) land	5	5
b) buildings	2,949	764
c) equipment	17,054	12,351
d) electronic systems	8,524	1,795
e) other	182	10,151
1.2 Leased	-	-
a) land	-	-
b) buildings	-	-
c) equipment	-	-
d) electronic systems	-	-
e) other	-	-
Total A	28,714	25,066
B. Held-for-investment assets		
2.1 Owned	9,132	-
a) land	3,758	-
b) buildings	5,374	-
2.2 Leased	-	-
a) land	-	-
b) buildings	-	-
Total B	9,132	-
Total (A + B)	37,846	25,066

11.2 Property, plant and equipment: breakdown of assets measured at fair value or revalued

For the measurement of property, plant and equipment, the Company does not apply the revaluation model.

11.3 Property, plant and equipment used in the business: annual changes

	12.31.2008					
	LAND	BUILDINGS	EQUIPMENT	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**5**	**764**	**34,127**	**51,833**	**25,396**	**112,125**
A.1 Net decreases	-	-	(21,776)	(50,038)	(15,245)	(87,059)
A.2 Net opening balance	**5**	**764**	**12,351**	**1,795**	**10,151**	**25,066**
B. Increases	**4,341**	**18,054**	**50,943**	**76,206**	**229,647**	**379,191**
B1. Purchases	4,065	14,597	48,121	65,503	224,644	356,930
of which: business combinations	*4,065*	*14,597*	*39,379*	*50,220*	*194,792*	*303,053*
B.2 Capitalised expenditure on improvements	-	-	-	-	-	-
B.3 Write-backs	-	-	-	-	-	-
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	236	438	17	-	5	696
B.6 Transfer from properties held for investment	-	3,019	-	-	-	3,019
B.7 Other changes	40	-	2,805	10,703	4,998	18,546
C. Decreases	**4,341**	**15,869**	**46,240**	**69,477**	**239,616**	**375,543**
C.1 Disposals	-	7,621	37,146	51,331	196,236	292,334
of which: business combinations	-	*7,621*	*37,037*	*51,299*	*195,705*	*291,662*
C.2 Depreciation	-	624	8,378	17,321	30,116	56,439
C.3 Impairment losses:	-	-	342	135	-	477
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	342	135	-	477
C.4 Reductions of fair value	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange difference	-	-	-	10	3	13
C.6 Transfers to:	3,798	5,374	-	-	-	9,172
a) property, plant and equipment held for investment	3,758	5,374	-	-	-	9,132
b) assets held for sale	40	-	-	-	-	40
C.7 Other changes	543	2,250	374	680	13,261	17,108
D. Net closing balance	**5**	**2,949**	**17,054**	**8,524**	**182**	**28,714**
D.1 Total net write-downs	-	(255)	(40,453)	(65,093)	(4,524)	(110,325)
D.2 Gross closing balance	**5**	**3,204**	**57,507**	**73,617**	**4,706**	**139,039**
E. Carried at cost	-	-	-	-	-	-

Notes to the Accounts (Continued)

Part B) Balance Sheet - Assets (Continued)

11.4 Property, plant and equipment held for investment: annual changes

	12.31.2008		
	LAND	BUILDINGS	TOTAL
A. Gross opening balance	-	-	-
B. Increases	**3,758**	**8,394**	**12,152**
B.1 Purchases	-	3,020	3,020
of which: business combinations	-	*3,020*	*3,020*
B.2 Capitalised expenditure on improvements	-	-	-
B.3 Increase in fair value	-	-	-
B.4 Write-backs	-	-	-
B.5 Positive exchange differences	-	-	-
B.6 Transfer from properties used in the business	3,758	5,374	9,132
B.7 Other changes	-	-	-
C. Decreases	**-**	**3,020**	**3,020**
C.1 Disposals	-	-	-
of which: business combinations	-	-	-
C.2 Depreciation	-	1	1
C.3 Reductions of fair value	-	-	-
C.4 Impairment losses	-	-	-
C.5 Negative exchange differences	-	-	-
C.6 Transfers to other asset portfolios	-	3,019	3,019
a) Properties used in the business	-	3,019	3,019
b) Non-current assets classified as held-for-sale	-	-	-
C.7 Other changes	-	-	-
D. Closing balances	**3,758**	**5,374**	**9,132**
E. Measured at fair value	**-**	**-**	**-**

Section 12 - Intangible assets - Item 120

12.1 Intangible assets: detail by type of assets

	12.31.2008		12.31.2007	
	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE
A.1 Goodwill	X	8,738,566	X	4,162,548
A.2 Other intangible assets	33,233	-	105,683	-
A.2.1 Assets valued at cost:	33,233	-	105,683	-
a) Intangible assets generated internally	-	-	-	-
b) Other assets	33,233	-	105,683	-
A.2.2 Assets measured at fair value:	-	-	-	-
a) Intangible assets generated internally	-	-	-	-
b) Other assets	-	-	-	-
Total	**33,233**	**8,738,566**	**105,683**	**4,162,548**

The value of goodwill as at 12.31.2008 resulted from UniCredit's absorption of Capitalia, registered the October 1, 2007, and from the reorganization of the Group's Italian commercial banks made in 2008, as described in the introduction.

12.2 Intangible assets: annual changes

	12.31.2008					
		OTHER INTANGIBLE ASSETS: GENERATED INTERNALLY		OTHER INTANGIBLE ASSETS: OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**4,162,548**	**-**	**-**	**289,181**	**-**	**4,451,729**
A.1 Net decreases	-	-	-	(183,498)	-	(183,498)
A.2 Net opening balance	**4,162,548**	**-**	**-**	**105,683**	**-**	**4,268,231**
B. Increases	**4,576,018**	**-**	**-**	**455,384**	**-**	**5,031,402**
B.1 Purchases	4,576,018	-	-	455,384	-	5,031,402
of which: business combinations	*4,576,018*	-	-	*450,382*	-	*5,026,400*
B.2 Increases in intangible assets generated internally	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Increase in fair value	-	-	-	-	-	-
- in equity	X	-	-	-	-	-
- through profit or loss	X	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Other changes	-	-	-	-	-	-
C. Decreases	**-**	**-**	**-**	**527,834**	**-**	**527,834**
C.1 Disposals	-	-	-	73,744	-	73,744
C.2 Write-downs	-	-	-	34,384	-	34,384
- Depreciation	X	-	-	34,384	-	34,384
- write-downs	-	-	-	-	-	-
+ Net Equity	X	-	-	-	-	-
+ Profit and loss account	-	-	-	-	-	-
C.3 Reductions of fair value	-	-	-	-	-	-
- in equity	X	-	-	-	-	-
- through profit or loss	X	-	-	-	-	-
C.4 Trasfers to non-current assets held-for-sale	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	10	-	10
C.6 Other changes	-	-	-	419,696	-	419,696
D. Net Closing Balance	**8,738,566**	**-**	**-**	**33,233**	**-**	**8,771,799**
D.1 Total net write-downs	-	-	-	(172,453)	-	(172,453)
E. Gross Closing Balance	**8,738,566**	**-**	**-**	**205,686**	**-**	**8,944,252**
F. Carried at cost	**-**	**-**	**-**	**-**	**-**	**-**

Notes to the Accounts (Continued)

Part B) Balance Sheet - Assets (Continued)

Section 13 - Tax assets and tax liabilities - Item 130 (assets) and 80 (liabilities)

13.1 Deferred tax assets: breakdown

DEFERRED TAX ASSETS RELATED TO:	12.31.2008	12.31.2007
Assets/liabilities held for trading	51,931	25,898
Other financial instruments	241,091	165,589
Hedging derivatives / changes in fair value of portfolio hedged items	278,823	268,261
Equity investments	18,685	-
Property, plant and equipment / intangible assets	2,401,729	14,033
Provisions	240,071	106,929
Other assets / liabilities	132,689	147,934
Loans and receivables with banks and customers	994,250	466,271
Taxes losses caried forward	245,816	218,314
Other	78,410	290,790
Total	**4,683,495**	**1,704,019**

13.2 Deferred tax liabilities: breakdown

DEFERRED TAX LIABILITIES RELATED TO:	12.31.2008	12.31.2007
Loans and receivables with banks and customers	-	45,181
Assets/liabilities held for trading	44,920	7,195
Hedging derivatives / changes in fair value of portfolio hedged items	275,525	271,287
Equity investments	691	2,126
Other financial instruments	104,134	150,479
Property, plant and equipment/intangible assets	29,500	41,374
Other assets / liabilities	2,064	-
Deposits from banks and customers	-	12,067
Other	77,370	165,484
Total	**534,204**	**695,193**

13.3 Deferred tax assets: annual changes (balancing P&L)

	12.31.2008	12.31.2007
1. Opening balance	**1,644,219**	**390,556**
2. Increases	**3,917,946**	**1,878,819**
2.1 Deferred tax assets arising during the year	2,592,790	179,150
a) relating to previous years	-	-
b) due to change in accounting policies	-	-
c) write-backs	-	-
d) other	2,592,790	179,150
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	1,325,156	1,699,669
of which: business combinations	*1,157,564*	*1,699,669*
3. Decreases	**940,154**	**625,156**
3.1 Deferred tax assets derecognised during the year	605,812	216,164
a) reversals of temporary differences	605,812	216,164
b) write-downs of non-recoverable items	-	-
c) change in accounting policies	-	-
3.2 Reduction in tax rates	-	300,337
3.3 Other decreases	334,342	108,655
of which: business combinations	*285,413*	*52,068*
4. Final amount	**4,622,011**	**1,644,219**

13.4 Deferred tax liabilities: annual changes (balancing P&L)

	12.31.2008	12.31.2007
1. Opening balance	**659,886**	**381,970**
2. Increases	**297,408**	**454,063**
2.1 Deferred tax liabilities arising during the year	29,655	97,068
a) relating to previous years	-	-
b) due to change in accounting policies	-	-
c) other	29,655	97,068
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	267,753	356,995
of which: business combinations	*233,144*	*356,995*
3. Decreases	**426,054**	**176,147**
3.1 Deferred tax liabilities derecognised during the year	211,914	10,899
a) reversals of temporary differences	211,914	10,899
b) due to change in accounting policies	-	-
c) other	-	-
3.2 Reduction in tax rates	-	128,434
3.3 Other decreases	214,140	36,814
of which: business combinations	*55,608*	*36,811*
4. Final amount	**531,240**	**659,886**

Notes to the Accounts (Continued)

Part B) Balance Sheet - Assets (Continued)

13.5 Deferred tax assets: annual changes (balancing Net Equity)

	12.31.2008	12.31.2007
1. Opening balance	**59,800**	**164**
2. Increases	**135,580**	**90,972**
2.1 Deferred tax assets arising during the year	128,191	15,176
a) relating to previous years	-	-
b) due to change in accounting policies	-	-
c) other	128,191	15,176
2.2 New taxes or increase in tax rates	-	-
2.3 Other increases	7,389	75,796
of which: business combinations	*7,389*	*75,796*
3. Decreases	**133,896**	**31,336**
3.1 Deferred tax assets derecognised during the year	1,916	-
a) reversals of temporary differences	1,916	-
b) writedowns of non-recoverable items	-	-
c) due to change in accounting policies	-	-
3.2 Reduction in tax rates	-	11,960
3.3 Other decreases	131,980	19,376
of which: business combinations	*15,447*	-
4. Final amount	**61,484**	**59,800**

13.6 Deferred tax liabilities: annual changes (balancing Net Equity)

	12.31.2008	12.31.2007
1. Opening balance	**35,307**	**70,167**
2. Increases	**4,774**	**16,281**
2.1 Deferred tax liabilities arising during the year	295	1,801
a) relating to previous years	-	-
b) due to change in accounting policies	-	-
c) other	295	1,801
2.2 New taxes or increase in tax rates	-	-
2.3 Other increases	4,479	14,480
of which: business combinations	*4,479*	*14,480*
3. Decreases	**37,117**	**51,141**
3.1 Deferred tax liabilities derecognised during the year	24,273	37,247
a) reversal of temporary differences	24,273	29,807
b) due to change in accounting policies	-	-
c) other	-	7,440
3.2 Reduction in tax rates	-	13,894
3.3 Other decreases	12,844	-
of which: business combinations	*308*	-
4. Final amount	**2,964**	**35,307**

13.7 Other information

National tax consolidation rules

Legislative decree No. 344 of December 12, 2003, on corporate income tax (IRES) reform, introduced income tax for groups of companies on the basis of national consolidated tax rules.

The national consolidated tax scheme, which is optional, has a term of three tax years and is subject to certain requirements (controlling interest, identical financial years), has recently been significantly revised by the 2008 Financial Law which eliminated consolidation adjustments that made possible:
- the complete exclusion of dividends distributed within the scope of consolidation instead of exemption of 95% (effective, however, for dividends distributed starting September 1, 2007);
- the deductibility of interest expense on financing entered into for the acquisition of equity interests in consolidated companies, instead of partial non-deductibility on the basis of the equity owned;
- the right to make tax-neutral transfers of individual assets and business units, i.e. without giving rise to taxable capital gains.

Thus, at present, the participation in the national tax consolidation scheme provides the following benefits of an economic and/or financial nature:
- the immediate offsetting of taxable earnings and losses generated by companies included in the scope of consolidation;
- the total deductibility of interest expenses accrued by banks and other financial entities payable to other participating entities (banks and other financial entities), although only up to total interest expense accrued by such entities and payable to entities not participating in the tax consolidation scheme (Law 133/2008);
- the total deductibility of interest expense accrued by non-banking and non-financial entities to the same participating companies, if and to the extent to which, the other companies participating in the tax consolidation scheme report excess, and thus not fully utilised, gross operating profit (2008 Financial Law).

Part B) Balance Sheet - Assets (Continued)

At the end of 2008, the companies for which the option was exercised for the national tax consolidation scheme were as follows:

UniCredit Banca Spa - Bologna	Company merged into UniCredit S.p.A. effective November 1, 2008
Banca di Roma Spa - Rome	Company merged into UniCredit S.p.A. effective November 1, 2008
Bipop Carire Spa - Brescia	Company merged into UniCredit S.p.A. effective November 1, 2008
Capitalia Partecipazioni Spa - Rome	Company merged into UniCredit S.p.A. effective November 1, 2008
UniCredit Banca Mobiliare Spa - Milan	Company merged into UniCredit S.p.A. effective March 31, 2008
Unicredit Banca d'Impresa Spa - Verona	
UniCredit Factoring Spa - Milan	
I-Faber Spa - Milan	
UniCredit Private Banking Spa - Turin	
Cordusio Fiduciaria Spa - Milan	
Pioneer Global Asset Management Spa - Milan	
Pioneer Alternative Investment Management Sgrpa - Milan	
Capitalia Investimenti Alternativi Spa - Milan	Company merged into Pioneer Alternative Invest. Man Sgrpa effective April 1, 2008
Pioneer Investment Management Sgrpa - Milan	
Capitalia Asset Management Spa - Rome	Company merged into Pioneer Investment Man Sgrpa effective March 29, 2008
Fineco Bank Spa - Milan	
UniCredit Xelion Banca Spa - Milan	Company merged into FinecoBank SpA effective July 7, 2008
UniCredit Real Estate Spa - Milan	
Immobiliare Piemonte Spa - Rome	Company merged into UniCredit Real Estate SpA effective July 1, 2008
UniCredit Processes & Administration Spa - Rome	
Capitalia Informatica Spa - Rome	Company merged into UniCredit Processes & Administration SpA effective April 1, 2008
UniCredit Global Leasing Spa - Milan	
Locat Spa - Bologna	
UniCredit Banca per la Casa Spa - Milan	
UniCredit Credit Managment Bank Spa - Verona	
UniCredit Global Information Services Spa - Milan	
UniCredit Audit Spa - Milan	
UniManagement Srl - Turin	
Fineco Leasing Spa - Brescia	
Sanità Spa in liq - Rome	
Capitalia Merchant Spa - Rome	
MedioCredito Centrale Spa - Rome	
Ipse 2000 Spa - Rome	
UniCredit Banca Spa - Bologna (NEW)	New option, June 13, 2008
UniCredit Banca di Roma - Rome (NEW)	New option, June 13, 2008

Alignment of balance-sheet and taxable goodwill

Decree-Law 185/08 (§15.10 and 12) - converted with amendments into Law 2/09 - made it possible to realign balance-sheet and taxable goodwill by paying a one-off tax in the amount of 16% of goodwill in place of corporate tax (IRES) and regional tax (IRAP).

This is a one-off amount due at the same time as the tax for the financial year in which the transaction was carried out.

The higher amount on which this tax is paid is recognized for tax purposes from the beginning of the fiscal year in which the tax is paid.

The maximum deduction allowed is one-ninth of the higher amount of goodwill, regardless of any amount recognized in the income statement,

and may be made from the fiscal year following that in which the tax is paid.
Payment of the one-off tax reduces the amortization period for tax purposes from 18 to 9 years with sole reference to the higher amount of goodwill on which the tax is paid.

Accordingly UniCredit S.p.A. has:

- established that total goodwill taxable as above was €8,651 million, which will therefore be amortized over nine tax years starting in fiscal 2010,

- provided for tax payable in the amount of €1,384 million, which will be paid on June 16, 2009, and

- recognized deferred tax assets of €2,379 million being the tax benefit permitted under IAS 12, which considers taxable amortization of goodwill as a temporary difference, deductible provided that there is an expectation of recoverability. With regard to this condition we have ascertained that there are currently no reasons to believe that the Group companies included in the Italian tax consolidation scheme (see previous section) will not produce sufficient taxable income in the relevant years for the one-off tax on goodwill to be deducted.

2008 Tax Dispute

With regard to the information provided in previous accounts concerning the VAT audit that involved:

- for financial year 2000, the company, on its own behalf and as the company absorbing Cassamarca, Cariverona, Rolo Banca 1473 and Banca CRT,
- for financial year 2001, the company, on its own behalf and as the company absorbing Cassamarca, Rolo Banca 1473, Banca CRT and Cassa di Risparmio di Trieste, for financial year 2002, the company as the company absorbing Banca CRT,

it should be noted that:

- for financial year 2000, all disputes have been discussed with the relevant Provincial Tax Commissions with a favourable outcome for the company. All the decisions were appealed by the tax bureaus: three disputes have already been discussed with the relevant Regional Tax Commissions (Banca CRT, Cariverona and Cassamarca), all of which still have a favourable outcome for the company;
- for financial year 2001, all disputes have been discussed with the relevant Provincial Tax Commissions, with the exception of Cassa di Risparmio di Trieste, with a favourable outcome for the company.
- for financial year 2002, to date no hearing has been held to discuss the disputes. The contingent liability totals about €300,000.

The company does not believe that it needs to make specific provisions.

On its own behalf, the company has no further pending disputes regarding direct taxes.

Notes to the Accounts (Continued)

Part B) Balance Sheet - Assets (Continued)

Section 14 - Non-current assets and disposal groups classified as held for sale - Item 140 (assets) and 90 (liabilities)

14.1 Non-current assets and disposal groups classified as held for sale: breakdown by assets

	12.31.2008	12.31.2007
A. Individual assets		
A.1 Equity investments	-	486,400
A.2 Property, Plant and Equipment	40	-
A.3 Intangible assets	-	-
A.4 Other non-current assets	-	-
Total A	**40**	**486,400**
B. Asset groups classified as held for sale		
B.1 Financial assets held for trading	-	-
B.2 Financial assets at fair value through profit or loss	-	-
B.3 Available for sale financial assets	-	-
B.4 Held to maturity investments	-	-
B.5 Loans and receivables with banks	-	-
B.6 Loans and receivables with customers	-	225,744
B.7 Equity investments	-	-
B.8 Property, Plant and Equipment	-	1
B.9 Intangible assets	-	-
B.10 Other assets	-	7
Total B	**-**	**225,752**
C. Liabilities associated with assets classified as held for sale		
C.1 Deposits	-	-
C.2 Securities	-	-
C.3 Other liabilities	-	-
Total C	**-**	**-**
D. Liabilities included in disposal groups classified as held for sale		
D.1 Deposits from banks	-	-
D.2 Deposits from customers	-	371,017
D.3 Debt securities in issue	-	-
D.4 Financial liabilities held for trading	-	-
D.5 Financial liabilities at fair value through profit or loss	-	-
D.6 Provisions	-	49
D.7 Other liabilities	-	104
Total D	**-**	**371,170**

Section 15 - Other assets - Item 150

15.1 Other assets: breakdown

ITEMS/VALUES	12.31.2008	12.31.2007
Margin with derivatives clearers (non-interest bearing)	-	1,050
Accrued income other capitalised income	184,764	140,836
Cash and other valuables held by cashier:	450	78
- cheques in clearing	43	78
- money orders, bank drafts and equivalent securities	-	-
- coupons, securities due on demand, revenue stamps and miscellaneous valuables	407	-
Interest and charges to be debited to:	992	234
- customers	992	234
- banks	-	-
Items in transit between branches not yet allocated to destination accounts	55	4,330
Items in processing	159,789	222,557
Items deemed definitive but non-attributable to other items:	1,347,605	566,350
- securities and coupons to be settled	302,097	14,328
- other transactions	1,045,508	552,022
Adjustments for unpaid bills and notes	-	-
Tax items other than those included in item 130	2,244,051	1,049,861
of which: Group VAT credit	*553,312*	*690,925*
Loans in respect of share based payments:	48,311	103,493
- loans to subsidiaries in respect of equity settled share based payments	45,475	24,459
- loans to subsidiaries in respect of cash settled share based payments	2,836	79,034
Other items:	1,033,946	143,988
- leasehold improvements (on non-separable assets)	13,494	7,729
- items related to accidents and disputes pending (valued at their estimated realization amount)	38,386	24,164
- other items	982,066	112,095
Total	**5,019,963**	**2,232,777**

Notes to the Accounts (Continued)

Part B) Balance Sheet - Liabilities

Section 1 - Deposits from banks - Item 10

1.1 Deposits from banks: product breakdown

TYPE OF TRANSACTIONS/VALUES	12.31.2008	12.31.2007
1. Deposits from central banks	23,887,257	4,498,116
2. Deposits from banks	133,816,122	93,443,209
2.1 Current accounts and demand deposits	65,810,654	14,630,112
2.2 Time deposits	23,643,151	59,377,433
2.3 Loans	32,310,073	13,768,032
2.3.1 Financial leases	-	-
2.3.2 Other	32,310,073	13,768,032
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-
2.5 Liabilities relating to assets sold but not derecognised	12,052,244	5,667,632
2.5.1 Reverse repos	12,052,244	5,667,632
2.5.2 Other	-	-
2.6 Other liabilities	-	-
Total	157,703,379	97,941,325
Fair value	*157,703,379*	*97,941,325*

Section 2 - Deposits from customers - Item 20

2.1 Deposits from customers: product breakdown

TYPE OF TRANSACTIONS/VALUES	12.31.2008	12.31.2007
1. Current accounts and demand deposits	1,688,971	1,596,416
2. Time deposits	3,550,515	4,413,513
3. Deposits received in administration	-	-
4. Loans	1,234,311	1,306,622
4.1 Financial Leases	-	-
4.2 Other	1,234,311	1,306,622
5. Liabilities in respect of commitments to repurchase treasury shares	-	523,502
6. Liabilities relating to assets sold but not derecognised	2,398,271	22,960
6.1 Reverse repos	2,398,271	22,960
6.2 Other	-	-
7. Other liabilities	320,843	423
Total	9,192,911	7,863,436
Fair value	*9,192,911*	*7,863,436*

2.2 Breakdown of item 20 "Deposits from customers": subordinated debt

Part F on Shareholders' Equity includes the list of all subordinated debt instruments. Subordinated debt recognized in the item "Deposits from customers" amounts to €1,234,311 thousand.

Section 3 - Debt securities in issue - Item 30

3.1 Debt securities in issue: product breakdown

TYPE OF SECURITIES/VALUES	12.31.2008 TOTAL CARRYING VALUE	12.31.2008 TOTAL FAIR VALUE	12.31.2007 TOTAL CARRYING VALUE	12.31.2007 TOTAL FAIR VALUE
A. Listed securities	**25,330,640**	**25,954,997**	**17,727,136**	**17,510,146**
1. Bonds	24,251,953	24,862,774	17,727,136	17,510,146
1.1 structured	3,721,397	3,721,397	4,623,230	4,620,265
1.2 other	20,530,556	21,141,377	13,103,906	12,889,881
2. Other securities	1,078,687	1,092,223	-	-
2.1 structured	15,506	15,506	-	-
2.2 other	1,063,181	1,076,717	-	-
B. Unlisted securities	**97,003,398**	**97,101,475**	**93,086,363**	**92,634,548**
1. Bonds	65,299,973	65,463,412	48,520,619	48,135,536
1.1 structured	8,347,480	8,347,480	9,935,212	11,206,063
1.2 other	56,952,493	57,115,932	38,585,407	36,929,473
2. Other securities	31,703,425	31,638,063	44,565,744	44,499,012
2.1 structured	640,739	640,739	48,690	48,690
2.2 other	31,062,686	30,997,324	44,517,054	44,450,322
Total	**122,334,038**	**123,056,472**	**110,813,499**	**110,144,694**

3.2 Breakdown of item 30 "Debt securities in issue": subordinated debt securities

This item includes subordinated securities in the amount of €15,918,084 thousand.

3.4 Breakdown of item 30 "Debt securities in issue": Covered Bond

In Q4 2008 UniCredit SpA issued six tranches of covered bonds *(Obbligazioni Bancarie Garantite)* with a total face value of €5 billion. In this period UniCredit SpA bought back €4 billion of these issues, thus eliminating the liabilities in issue.

Notes to the Accounts (CONTINUED)

Part B) Balance Sheet - Liabilities (CONTINUED)

Section 4 - Financial liabilities held for trading - Item 40

4.1 Financial liabilities held for trading: product breakdown

	12.31.2008				12.31.2007			
		FV				FV		
TYPE OF SECURITIES/VALUES	VN	LISTED	UNLISTED	FV*	VN	LISTED	UNLISTED	FV*
A. Financial liabilities								
1. Deposits from banks	-	-	-	-	2,000	1,920	-	-
2. Deposits from customers	-	-	-	-	57,874	61,111	-	-
3. Debt securities	116,504	-	92,960	X	93,745	-	93,671	X
3.1 Bonds	116,504	-	92,960	X	93,745	-	93,671	X
3.1.1 Structured	116,504	-	92,960	X	93,745	-	93,671	X
3.1.2 Other	-	-	-	X	-	-	-	X
3.2 Other securities	-	-	-	X	-	-	-	X
3.2.1 Structured	-	-	-	X	-	-	-	X
3.2.2 Other	-	-	-	X	-	-	-	X
Total A	**116,504**	**-**	**92,960**	**-**	**153,619**	**63,031**	**93,671**	**-**
B) Derivative instruments								
1. Financial derivatives	X	183,870	3,616,208	X	X	398,348	7,170,743	X
1.1 Trading	X	183,870	2,224,522	X	X	398,348	4,851,960	X
1.2 Relating to Fair Value Option	X	-	-	X	X	-	2,574	X
1.3 Other	X	-	1,391,686	X	X	-	2,316,209	X
2. Credit derivatives	X	-	75	X	X	-	66	X
2.1 Trading	X	-	42	X	X	-	18	X
2.2 Relating to Fair Value Option	X	-	-	X	X	-	-	X
2.3 Other	X	-	33	X	X	-	48	X
Total B	**X**	**183,870**	**3,616,283**	**X**	**X**	**398,348**	**7,170,809**	**X**
Total A+B	**X**	**183,870**	**3,709,243**	**X**	**X**	**461,379**	**7,264,480**	**X**

Legend:
FV = Fair Value
FV* = Fair Value excluding changes due to a different issuer's credit rating from the issuance date.
NV = Nominal or Notional Value

"Deposits from banks" and "Deposits from customers" include where applicable technical overdrafts.

"Financial derivatives: other" comprises: (i) derivatives embedded in structured financial instruments, where the host has been classified in a category other than held-for-trading or fair value option and (ii) derivatives that, for economic purposes, are associated with banking book instruments.

4.4 Financial liabilities held for trading: derivative instruments

	12.31.2008						12.31.2007
TYPE OF DERIVATIVE/UNDERLYING ASSET	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	TOTAL
A) Listed derivatives							
1) Financial derivatives:	-	240	183,571	-	59	183,870	398,348
• With underlying asset exchange	-	-	-	-	-	-	2
- options issued	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	2
• With no underlying asset exchange	-	240	183,571	-	59	183,870	398,346
- options issued	-	240	183,571	-	59	183,870	398,346
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	**-**	**-**	**-**	**-**	**-**	**-**	**-**
• With underlying asset exchange	-	-	-	-	-	-	-
• With no underlying asset exchange	-	-	-	-	-	-	-
Total A	**-**	**240**	**183,571**	**-**	**59**	**183,870**	**398,348**
B) Unlisted derivatives							
1) Financial derivatives	**1,872,248**	**1,229,003**	**514,957**	**-**	**-**	**3,616,208**	**7,170,743**
• With underlying asset exchange	-	1,229,003	-	-	-	1,229,003	2,908,823
- options issued	-	31,481	-	-	-	31,481	1,049,297
- other derivatives	-	1,197,522	-	-	-	1,197,522	1,859,526
• With no underlying asset exchange	1,872,248	-	514,957	-	-	2,387,205	4,261,920
- options issued	339,541	-	514,957	-	-	854,498	2,076,813
- other derivatives	1,532,707	-	-	-	-	1,532,707	2,185,107
2) Credit derivatives	**-**	**-**	**-**	**75**	**-**	**75**	**66**
• With underlying asset exchange	-	-	-	42	-	42	18
• With no underlying asset exchange	-	-	-	33	-	33	48
Total B	**1,872,248**	**1,229,003**	**514,957**	**75**	**-**	**3,616,283**	**7,170,809**
Total (A+B)	**1,872,248**	**1,229,243**	**698,528**	**75**	**59**	**3,800,153**	**7,569,157**

4.5 Financial liabilities (other than uncovered positions) held for trading: annual changes

	12.31.2008			
	DEPOSITS FROM BANKS	DEPOSITS FROM CUSTOMERS	DEBT SECURITIES IN ISSUE	TOTAL
A. Opening balance	**-**	**-**	**93,671**	**93,671**
B. Increases	**-**	**-**	**3,649**	**3,649**
B.1 Issues	-	-	-	-
B.2 Sales	-	-	-	-
B.3 Increases in fair value	-	-	1,421	1,421
B.4 Other changes	-	-	2,228	2,228
C. Decreases	**-**	**-**	**4,360**	**4,360**
C.1 Purchases	-	-	-	-
C.2 Redemptions	-	-	4,360	4,360
C.3 Reductions of fair value	-	-	-	-
C.4 Other changes	-	-	-	-
D. Closing balance	**-**	**-**	**92,960**	**92,960**

Part B) Balance Sheet - Liabilities (Continued)

Section 5 - Financial liabilities at fair value through profit or loss - Item 50

5.1 Financial liabilities measured at fair value: product breakdown

	12.31.2008			12.31.2007		
	NOMINAL	FAIR VALUE		NOMINAL	FAIR VALUE	
TYPE OF TRANSACTIONS/VALUES	VALUE	LISTED	UNLISTED	VALUE	LISTED	UNLISTED
1. Deposits from banks	-	-	-	-	-	-
1.1 Structured	-	-	-	-	-	-
1.2 Other	-	-	-	-	-	-
2. Deposits from customers	-	-	-	-	-	-
2.1 Structured	-	-	-	-	-	-
2.2 Other	-	-	-	-	-	-
3. Debt securities	-	-	-	5,955,686	887,117	5,129,259
3.1 Structured	-	-	-	-	-	-
3.2 Other	-	-	-	5,955,686	887,117	5,129,259
Total	**-**	**-**	**-**	**5,955,686**	**887,117**	**5,129,259**

5.3 Financial liabilities measured at fair value - annual changes

	12.31.2008			
	DEPOSITS FROM BANKS	DEPOSITS FROM CUSTOMERS	DEBT SECURITIES IN ISSUE	TOTAL
A. Opening balance	**-**	**-**	**6,016,376**	**6,016,376**
B. Increases	**-**	**-**	**17,062**	**17,062**
B.1 Issues	-	-	-	-
B.2 Sales	-	-	-	-
of which: business combinations	-	-	-	-
B.3 Increases in fair value	-	-	-	-
B.4 Other changes	-	-	17,062	17,062
C. Decreases	**-**	**-**	**6,033,438**	**6,033,438**
C.1 Purchases	-	-	-	-
of which: business combinations	-	-	-	-
C.2 Redemptions	-	-	-	-
C.3 Reductions of fair value	-	-	-	-
C.4 Other changes	-	-	6,033,438	6,033,438
D. Closing balance	**-**	**-**	**-**	**-**

Section 6 - Hedging derivatives - Item 60

6.1 Hedging derivatives: breakdown by type of derivative and underlying asset

	12.31.2008					
TYPE OF DERIVATIVE/UNDERLYING ASSET	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed derivatives						
1) Financial derivatives	**-**	**-**	**-**	**-**	**-**	**-**
• With underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• With no underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**
• With underlying asset exchange	-	-	-	-	-	-
• With no underlying asset exchange	-	-	-	-	-	-
Total A	**-**	**-**	**-**	**-**	**-**	**-**
B) Unlisted derivatives						**-**
1) Financial derivatives	**1,257,279**	**1,656,744**	**-**	**-**	**-**	**2,914,023**
• With underlying asset exchange	-	1,656,744	-	-	-	1,656,744
- issued options	-	-	-	-	-	-
- other derivatives	-	1,656,744	-	-	-	1,656,744
• With no underlying asset exchange	1,257,279	-	-	-	-	1,257,279
- issued options	30,980	-	-	-	-	30,980
- other derivatives	1,226,299	-	-	-	-	1,226,299
2) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**
• With underlying asset exchange	-	-	-	-	-	-
• With no underlying asset exchange	-	-	-	-	-	-
Total B	**1,257,279**	**1,656,744**	**-**	**-**	**-**	**2,914,023**
Total (A+B) 12.31.2008	**1,257,279**	**1,656,744**	**-**	**-**	**-**	**2,914,023**
Total (A+B) 12.31.2007	*1,395,280*	*1,200,673*	*-*	*-*	*-*	*2,595,953*

Notes to the Accounts (Continued)

Part B) Balance Sheet - Liabilities (Continued)

6.2 Hedging derivatives: breakdown by hedged items and hedge type

	12.31.2008							
	FAIR VALUE						CASH FLOW HEDGE	
	MICRO-HEDGE							
TRANSACTIONS/HEDGE TYPES	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISK	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE
1. Available-for-sale financial assets	116,391	-	-	-	-	X	-	X
2. Loans and receivables	-	-	-	X	-	X	-	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	72,477	X	-
5. Foreign assets	X	X	X	X	X	X	-	X
Total assets	**116,391**	-	-	-	-	**72,477**	-	-
1. Financial liabilities	-	-	-	X	-	X	-	X
2. Portfolio	X	X	X	X	X	1,608,137	X	1,117,018
Total liabilities	-	-	-	-	-	**1,608,137**	-	**1,117,018**
1. Expected transactions	X	X	X	X	X	X	-	-

Section 7 - Changes in fair value of portfolio hedged financial liabilities - Item 70

7.1 Changes to hedged financial liabilities

CHANGES TO MACRO-HEDGED LIABILITIES	12.31.2008	12.31.2007
1. Positive changes to financial liabilities	1,501,055	180,010
2. Negative changes to financial liabilities	(486,420)	(889,842)
Total	**1,014,635**	**(709,832)**

7.2 Liabilities macro-hedged against interest rate risk: breakdown

HEDGED LIABILITIES	12.31.2008	12.31.2007
1. Deposits	-	-
2. Debt securities in issue	-	5,313,097
3. Portfolio	38,993,329	21,201,121
Total	**38,993,329**	**26,514,218**

Section 8 - Tax liabilities - Item 80

See Section 13 of assets.

Section 9 - Liabilities included in disposal groups classified as held for sale - Item 90

See Section 14 of assets.

Section 10 - Other liabilities - Item 100

10.1 Other liabilities: breakdown

ITEMS/VALUES	12.31.2008	12.31.2007
Liabilities for financial guarantees issued	517,716	479,453
- of which: guarantees issued on Trevi securities	*504,533*	*461,675*
Obligations for irrevocable commitments to distribute funds	-	10,642
Accrued expenses other than those to be capitalized for the financial liabilities concerned	110,169	1,745
Liabilities in respect of share based payments	2,836	79,034
Other liabilities due to employees	369,006	243,780
Items in transit between branches and not yet allocated to destination accounts	42,557	95,619
Available amounts to be paid to others	276,381	611,669
Items in processing	578,319	226,782
Entries related to securities transactions	-	33,517
Items deemed definitive but not attributable to other lines:	1,424,955	1,544,830
- accounts payable - suppliers	496,978	111,377
- other entries	927,977	1,433,453
- of which: Group Vat debt to subsidiaries	*553,312*	*695,801*
Liabilities for miscellaneous entries related to tax collection service	10,027	1,841
Adjustments for unpaid portfolio entries	-	-
Tax items different from those included in item 80	465,563	17,883
Other entries	14,186	7,440
Total	**3,811,715**	**3,354,235**

Notes to the Accounts (Continued)

Part B) Balance Sheet - Liabilities (Continued)

Section 11 - Provision for employee severance pay - Item 110

11.1 Provision for employee severance pay: annual changes	12.31.2008	12.31.2007
A. Opening balance	**63,513**	**55,518**
B. Increases	**1,196,804**	**24,893**
B.1 Provisions for the year	55,746	(9,314)
B.2 Other increases	1,141,058	34,207
of which: business combinations	*1,132,198*	*31,216*
C. Reductions	**1,178,726**	**16,898**
C.1 Severance payments	126,013	7,627
C.2 Other decreases	1,052,713	9,271
of which: business combinations	*1,031,526*	*7,535*
D. Closing balance	**81,591**	**63,513**

11.2 Other information

In accordance with the interpretation provided by IAS 19, provision for employee severance pay is included in defined-benefit plans and is therefore calculated according to the actuarial method described in Accounting policies. Actuarial assumptions and the reconciliation of the present value of provisions to the liability entered in the balance sheet are provided below.

Annual weighted average assumptions	12.31.2008	12.31.2007
Discount rate	5.50%	5.25%
Expected return on plan assets	-	-
Rate of salary increase	-	-
Price inflation	2.00%	2.00%

Reconciliation of present values of provision, present value of plan assets, assets and liabilities recognised in the balance sheet	12.31.2008	12.31.2007
Defined Benefit obligations	79,603	57,911
Fair value of plane assets	-	-
	79,603	57,911
Unrecognised net actuarial loss/(gain)	1,988	5,651
Balance sheet (Provision) or Prepayement	**81,591**	**63,562**

Section 12 - Provisions for risks and charges - Item 120

12.1 Provisions for risks and charges: breakdown		
ITEMS/COMPONENTS	12.31.2008	12.31.2007
1. Pensions and other post retirement benefit obligations	916,397	485,134
2. Other provisions for risks and charges	573,619	674,247
2.1 Legal disputes	276,152	365,357
2.2 Staff expenses	-	-
2.3 Other	297,467	308,890
Total	1,490,016	1,159,381

Litigation risk

There are a number of lawsuits pending against UniCredit S.p.A..

This litigation is of the kind that ordinarily occurs in the course of business and involves several entities. It has been duly analysed in order, when opportune or necessary, to make provisions in appropriate amounts according to the circumstances, in accordance with proper accounting principles. An adverse outcome of these suits might, however, have a negative effect on the UniCredit S.p.A.'s economic and financial condition, though - as far as can be foreseen at the moment - not such as to significantly impact its solvency.

The following are cases pending at December 31, 2008, in which UniCredit S.p.A. is a defendant and the claim is equal to or exceeds €100 million. Tax, labour-law and debt recovery cases are not included.

Action initiated against UniCredit, its CEO and the CEO of HypoVereinsbank ("Hedge Fund Claim")

In July 2007 eight hedge funds, being minority shareholders of HypoVereinsbank (HVB) submitted a writ of summons to the Munich Court for damages allegedly suffered by HVB as a consequence of certain transactions regarding the transfer of equity investments or business lines from HVB, after its entry into the UniCredit Group, to UniCredit or other UniCredit Group companies (or vice versa). In addition, they argue that the cost of the reorganisation of HVB should be borne by UniCredit.

The defendants in the lawsuit are UniCredit, its CEO (Mr. Alessandro Profumo) and the CEO of HVB (Mr. Wolfgang Sprissler).

The plaintiffs are seeking: (i) damages in the amount of €17.35 billion payable to HVB; (ii) that the Munich Court order UniCredit to pay HVB's minority shareholders appropriate compensation in the form of a guaranteed regular dividend from November 19, 2005 onwards.

The defendants, while aware of the risk that any such suit inevitably entails, are of the opinion that the claims are groundless, bearing in mind that all the transactions referred to by the plaintiffs were effected on payment of consideration which was held to be fair inter alia on the basis of external independent opinions and valuations. For these reasons no provision has been made.

The defendants lodged their defence pleas with the Munich Court on February 25, 2008; the date of the first hearing has not yet been set by the Court.

Notes to the Accounts (Continued)

Part B) Balance Sheet - Liabilities (Continued)

Verbraucherzentrale (Vzfk Claim)

It is also noted that a minority shareholder of HVB, Verbraucherzentrale für Kapitanleger (**Vzfk**), the former owner of a small equity investment in HVB, has brought an action against UniCredit, against its CEO Alessandro Profumo and against the CEO of HVB, Wolfgang Sprissler, jointly and severally. To be specific, the plaintiffs have asked the Munich Court:

- to order UniCredit, Mr. Profumo and Mr. Sprissler to pay €173.5 million (1% of the amount claimed pursuant to the referenced *Hedge Fund Claims*, see paragraph above);
- to order UniCredit to pay HVB's minority shareholders a regular dividend guaranteed in accordance with current German law;
- from a procedural standpoint, to combine this action with the action brought by the hedge funds.

The main argument is that UniCredit, Mr. Profumo and Mr. Sprissler were allegedly responsible for the fact that the business combination between UniCredit and HVB would not meet legal requirements, and in particular, would violate Article 291 of the German Stock Corporation Act. In fact, UniCredit was alleged to have carried out the business combination as a majority shareholder in pursuit of its own interests (acquisition of HVB's banking business in CEE countries at lower than market price) to the detriment of the interest of HVB's minority shareholders. Mr. Profumo and Mr. Sprissler allegedly contributed to the preparation and implementation of the aforementioned business combination plan.

Since it is believed that the claim is groundless, no provision has been made.
Please see Subsequent Events for further information on these proceedings.

Special Representative

On June 27, 2007 the Annual General Meeting of HypoVereinsbank (HVB) passed, inter alia, a resolution authorising a claim for damages to be made against UniCredit, its legal representatives, and the members of HVB's management board and supervisory board, citing alleged prejudice to HVB due to the sale by the latter of the Bank Austria Creditanstalt (BA) equity investment and the Business Combination Agreement (BCA) entered into with UniCredit during the business combination process. The lawyer Thomas Heidel was appointed as Special Representative with the duty of verifying if there are sufficient grounds to move forward with this claim. To this end the Special Representative was granted the authority to examine documents and obtain further information from the company.

Based on his investigations within HVB, in December 2007 the Special Representative called on UniCredit to return the BA shares it had acquired, to HVB.

In January 2008 UniCredit replied to the Special Representative stating that in its view such a request was completely unfounded for a number of reasons.

On February 20, 2008 Thomas Heidel in his capacity as Special Representative of HVB filed a petition against UniCredit S.p.A., its CEO, Alessandro Profumo, as well as against the HVB's CEO, Wolfgang Sprissler, and its Chief Financial Officer, Rolf Friedhofen, requiring the defendants to return the BA shares and to reimburse HVB for any additional losses in this matter or - if this application is not granted by the Court - to pay damages in the amount of at least e13.9 billion. The petition cites the Hedge Fund Claim described in the paragraph above entitled: Action initiated against UniCredit, its CEO and the CEO of HypoVereinsbank ("Hedge Fund Claim"), and it is supported by other arguments.

Attorney Thomas Heidel has filed and given notice of an amendment to his petition. In it he asks that UniCredit, its CEO and the CEO and CFO of HVB be ordered to return the additional amount of €2.92 billion in addition to damages that might ensue from the capital increase approved by HVB in April 2008 following the transfer of the banking business of the former UniCredit Banca Mobiliare (UBM) to HVB. In particular, the Special Representative asserts that the contribution was overvalued and that the rules on auditing were violated.

Since it is doubtful that the amendment of the Special Representative's petition is in line with the resolution passed by the HVB shareholders' meeting in June 2007, UniCredit considers the plaintiff's claims to be unfounded, partly in consideration of the fact that both the sale of BA and the transfer of the operations of the former UBM in exchange for the capital increase in HVB occurred on the basis of independent assessments of well known auditing firms and investment banks, and thus, it has not made any provisions.

It should be noted that on November 10, 2008 an Extraordinary Shareholders' meeting of HVB was held, and it resolved to remove Mr. Thomas Heidel as Special Representative of HVB. This means that the Special Representative no longer has authority to prosecute the actions brought against UniCredit by his representatives and by the representatives of HVB. In particular, the removal prevents the Special Representative from continuing his petition for damages, which, moreover, will not disappear automatically but, rather, only if a decision in this regard is made by HVB's supervisory board (against Messrs. Sprissler and Friedhofen) and management board (against UniCredit and its CEO). HVB's decision-making bodies initiated a review of this complex matter to make the related decisions under their authority.

The removal of the Special Representative was contested by the very Dr. Heidel and by a minority shareholder (Templer Beteiligungs Gmbh). The judge in the case set a deadline for filing briefs in response, and set a hearing to discuss the matter on April 2, 2009. It is possible that the action for damages brought by the Special Representative will be suspended pending the judge's decision concerning the legality of the Special Representative's removal.

Cirio

- In April 2004 the Administrator of Cirio Finanziaria S.p.A. served notice on Mr. Sergio Cragnotti and various banks including Capitalia S.p.A. (recently absorbed by UniCredit S.p.A.) and Banca di Roma S.p.A., of a petition to obtain a judgment declaring the invalidity of an allegedly illegal agreement with Cirio S.p.A., whose purpose was the sale of the dairy company Eurolat to Dalmata S.r.l. (Parmalat Group). The Administrator subsequently requested that Capitalia S.p.A. and Banca di Roma S.p.A. be jointly found liable to pay back a sum of approximately €168 million, and that all the defendants be found liable to pay damages of €474 million. The Administrator also requested, should the above fail, the revocation pursuant to Art. 2901 Italian Civil Code of the deeds of settlement made by Cirio S.p.A. and/or repayment by the banks of the sums paid over by Cirio under the agreement in question, on the grounds of undue profiteering. In May 2007 the case was retained for the judge's ruling. No preliminary investigation was conducted. In February 2008 an unexpected ruling of the Court ordered Capitalia S.p.A. (currently UniCredit S.p.A.) jointly and severally with Mr. Sergio Cragnotti to pay the sum of €223.3 million plus currency appreciation and interest to run from 1999. UniCredit S.p.A. has appealed requesting suspension of the execution of the judgment in the lower court. Please see Subsequent Events for the outcome of this petition.
- In April 2007 certain Cirio group companies in administration filed a petition against Capitalia S.p.A. (now UniCredit S.p.A.), Banca di Roma S.p.A., UniCredit Banca Mobiliare S.p.A. (now UniCredit S.p.A.) and other banks for damages arising from their role as arrangers of bond issues by Cirio group companies, which according to the plaintiffs were already insolvent at that time. Damages claimed jointly from all defendants have been quantified as follows:
  - for the increase of the losses entailed by the claimants' corporate failure: in a range of €421.6 million to €2.082 billion (depending on the criteria applied);
  - fees paid by some of the claimants to the lead managers for the placement of bonds: a total of €9.8 million;
  - the loss suffered by Cirio Finanziaria S.p.A. (formerly Cirio S.p.A.) due to the impossibility of recovering, by post-bankruptcy clawback, at least the amounts used by Cirio Finanziaria S.p.A. between 1999 and 2000 to cover the debts of some companies of the group: to be determined during the proceedings.

  All of the above with the addition of interest and currency appreciation from the date owed to the date of payment.
  The case, which was retained for the judge's ruling at the hearing of June 12, 2008, was rescheduled for trial for the filing of briefs due to the unconstitutionality of the portion of Article 8(2)(a) of Legislative Decree No. 5 of 2003 that does not specify, among circumstances precluding the immediate setting of a date for a hearing by the defendant, the circumstance that the defendant used defences that led to the plaintiff's demand of the right to respond.

Part B) Balance Sheet - Liabilities (Continued)

UniCredit, having noted the opinion of its defence counsel, believes the action to be groundless, and is confident the judgement will be favourable. Accordingly, at present no provisions have been made.

International Industrial Participations Holding IIP N.V.
On October 30, 2007, International Industrial Participations Holding IIP N.V. (former Cragnotti & Partners Capital Investment N.V.) and Mr. Sergio Cragnotti brought a civil action against UniCredit S.p.A. (as successor to Capitalia S.p.A.) and Banca di Roma S.p.A. for compensation of no less than €135 million allegedly resulting (as actual damage and loss of profits):

- Primarily, from the breach of financial assistance undertakings previously executed in favour of Cragnotti & Partners Capital Investment N.V., Mr. Sergio Cragnotti, Cirio Finanziaria and the Cirio group, causing the insolvency of the group; and
- Secondarily, from an illegitimate refusal of the defendants to provide to Cirio Finanziaria S.p.A. and to the Cirio group the financial assistance deemed necessary to repay a bond expiring on November 6, 2002, in less than good faith and unfairly.

Following a recent reorganization of the UniCredit Group, without prejudice to the legitimation of UniCredit S.p.A. as defendant, the question in law, previously attributable to Banca di Roma S.p.A., was transferred to UniCredit Corporate Banking S.p.A..

The plaintiffs' claim in this action is totally groundless.

In particular, it was found that no financial undertaking was assumed with Mr. Cragnotti. Based on this and the fact that the proceeding is just beginning, no provisions have been made.

Acquisition of Cerruti Holding Company by Fin. Part S.p.A.
At the beginning of August 2008 the bankruptcy estate of Fin.Part S.p.A. **("Fin.Part")** brought a civil action against UniCredit S.p.A., UniCredit Banca S.p.A., UniCredit Corporate Banking S.p.A. and another bank not belonging to the UniCredit Group for contractual and tort liability. Fin.Part makes claim against each of the defendant banks - jointly and severally or, as a subordinate alternative, against each to the extent applicable - for compensation of damages allegedly suffered by Fin.Part and by its creditors as a result of the acquisition of Cerruti Holding Company S.p.A. **("Cerruti")**.

The action is meant to challenge the legality of the conduct displayed during the course of the years 2000 and 2001 by the defendant banks - in concert among them - directed toward the acquisition of the fashion sector of the "Cerruti 1881" group by means of a complex economic and financial transaction focused particularly on the issuance of a bond for €200 million issued by a Luxembourg vehicle (C Finance s.a.).

It is maintained that Fin.Part was not able to absorb the acquisition of Cerruti with its own funds and that the financial obligations connected with the payment of the bond brought about the bankruptcy of the company.

The bankruptcy estate therefore requests compensation of damages in an amount equal to €211 million, which represents the difference between the liabilities (€341 million) and the assets (€130 million) of the bankruptcy estate, or else such other amount as the court may establish. It is also requested that the defendants make restitution of all of the sums obtained as commissions, fees and interest in relation to the allegedly fraudulent activities.

On December 23, 2008 papers were filed that included the bankruptcy of C Finance s.a. in the case.

The trustee in bankruptcy asserts that the state of insolvency of C Finance, which was already in existence at the time of its establishment due to the issuance of the bond and the transfer of proceeds to Fin.Part in exchange for assets with no value, should be attributed to the banks involved in causing the financial difficulties since their executives contributed to devising and executing the transaction.

The banks are asked to provide compensation for damages equal to: a) the total of bankruptcy liabilities (€308.1 million); or b) amounts disbursed by C Finance to Fin.Part and Fin.Part International (€193 million); or c) the amount collected by UniCredit (€123.4 million).

In another area, the banks are being asked to return the amounts collected (€123.4 million in addition to €1.1 million in commissions) due to the alleged invalidity and illegality of the case, or for an illegal reason involving all the parties to the complex deal that the transaction in question allegedly turned into. This transaction was aimed at paying the debts of Fin.Part to UniCredit through the illegal transfer of wealth from C Finance to UniCredit. In addition, the transaction was allegedly a means for evading Italian laws on the limits and procedures for issuing bonds.

The UniCredit Group's legal counsel is preparing the Group's defence and also assessing procedural aspects and the relationship between the accompanying petitions of the two bankruptcies including on the basis of the appeal pursuant to Article 101 of the Bankruptcy Law, filed by the C Finance Bankruptcy against the Fin.Part Bankruptcy.

However, as confirmed by the above counsel, the opposing claim appears to be unfounded as well as weak in terms of evidence. As a result, and also on the basis that the proceeding is just getting started, no provisions have been made at this time. Please see Subsequent Events for further information relating to these proceedings.

GBS S.p.A.

At the beginning of February 2008, General Broker Service (GBS S.p.A.) started an arbitration proceeding against UniCredit S.p.A. whose ultimate aim is to obtain: (i) a declaration that the withdrawal from the insurance brokerage agreement notified by the Capitalia Group in July 2007 is illegitimate and ineffective; (ii) the re-establishment of a right of exclusivity originated by a 1991 agreement; (iii) a declaration of the violation of the abovementioned right of exclusivity for the period 2003-2007; (iv) compensation for the losses incurred in the amount of €121.7 million; and (v) a declaration that UniCredit S.p.A. shall not be allowed to participate in any public auctions through its subsidiaries if not in association with GBS S.p.A..

The 1991 agreement, which contained an exclusivity obligation, had been executed between GBS S.p.A. and (the former) Banca Popolare di Pescopagano e Brindisi. In 1992 this bank merged with Banca di Lucania and became Banca Mediterranea. In 2000 Banca Mediterranea was merged into Banca di Roma S.p.A. which later became Capitalia S.p.A. (now UniCredit S.p.A.).

The brokerage relationship with GBS S.p.A., having its roots in the 1991 contract, was then ruled by (i) an insurance brokerage service agreement signed in 2003 between GBS S.p.A., AON S.p.A. and Capitalia S.p.A., whose validity had been extended until May 2007 and (ii) a similar, newer agreement signed in May 2007 between GBS S.p.A., AON S.p.A. and Capitalia Solutions S.p.A., in its own name and as proxy of commercial banks and in the interest of the companies of the former Capitalia Group, holding company included.

In July 2007 Capitalia Solutions S.p.A., on behalf of the entire Capitalia Group, exercised its right of withdrawal from the above contract in accordance with the terms of the contract (in which it is expressly recognised that, in the event of a withdrawal, the entities/banks of the former Capitalia Group should not be obliged to pay to the broker any amount for whatever reason).

At the request of GBS, an expert witness report has been ordered that will be prepared at the beginning of 2009.

Seeing that we are still in the preliminary investigation phase of the arbitration proceeding and that we believe that the request raised by GBS S.p.A. is unfounded, no provisions have been made.

Notes to the Accounts (Continued)

Part B) Balance Sheet - Liabilities (Continued)

FURTHER MAIN TOPICS

Voidance action challenging HypoVereinsbank AG's (HVB's) transfer of Bank Austria Creditanstalt (BA) stake to UniCredit (Shareholders' Meeting resolution of October 25, 2006)

Numerous minority shareholders of HVB have filed petitions challenging the resolutions adopted by HVB's Extraordinary Shareholders' Meeting held on October 25, 2006 approving a Sale and Purchase Agreement (SPA) transferring the shares held by HVB in BA and HVB Bank Ukraine to UniCredit, the shares held by HVB in International Moscow Bank and AS UniCredit Bank Riga to BA and the transfer of the Vilnius and Tallin branches to AS UniCredit Bank Riga, asking the court to declare these resolutions null and void. In the course of this proceeding some shareholders asked the Court to state that the BCA entered into between HVB and UniCredit should be regarded as a de facto domination agreement.

The shareholders filed their lawsuits contesting alleged deficiencies of the formalities relating to the convocation and conduct of the Extraordinary Shareholders' meeting of October 25, 2006, and that the sales price for the shares was allegedly inadequate.

In the judgement of January 31, 2008, the Regional Court (Landesgericht) of Munich declared the resolutions passed at the extraordinary shareholders' meeting held on October 25, 2006 to be null and void for formal reasons. The Court expressed no opinion on the problem of the alleged inadequacy of the purchase price, but expressed the opinion that the Business Combination Agreement ("BCA") entered into by UniCredit and HVB in June 2005 should have been submitted to the shareholders' meeting of HVB since it would represent a "concealed" domination agreement.

HVB filed an appeal against this judgement since it believed that the provisions of the BCA would not actually be material with respect to the purchase and sale agreements submitted to the extraordinary shareholders' meeting on October 25, 2006, and that the matter concerning valuation parameters would not have affected the purchase and sale agreements submitted for the approval of the shareholders' meeting. HVB also believes that the BCA is not a "concealed" domination contract due in part to the fact that it specifically prevents entering into a domination agreement for five years following the purchase offer.

In essence, the HVB shareholder resolution could only become null and void when the court's decision becomes final. In light of the duration of the appeal phase, which is currently under way, as well as the ability to further challenge the second-level judgement at the German Federal Court of Justice, we estimate that it will take about three to four years for this decision to become final.

Moreover, it should be noted that in using a legal tool recognised under German law, and pending the aforementioned proceedings, HVB asked the shareholders' meeting held on July 29 and 30 2008 to reconfirm the resolutions that were passed by the extraordinary shareholders' meeting of October 25, 2006 (so-called confirmatory resolutions) and contested. The shareholders' meeting approved these resolutions, which, however, were in turn challenged by several shareholders in August 2008. The Court of Munich gave HVB until March 31, 2009 to prepare its defence in relation to this new proceeding, and scheduled a hearing in that court on June 25, 2009. In light of the latter challenges, HVB again resorted to the so-called Confirmatory Resolution, this time with regard to both the resolutions passed in 2006 and the resolution passed in 2008. The company's shareholders' meeting approved this confirmatory resolution on February 5, 2009.

In light of the succession of the above events, the appeal proceedings initiated by HVB against the judgement of January 31, 2008 were stayed until a final judgement is issued in relation to the Confirmatory Resolutions passed by the shareholders' meeting of HVB of July 29 and 30, 2008.

Voidance actions challenging HypoVereinsbank AG's (HVB's) squeeze-out resolution (Shareholders' Meeting resolution of June 27, 2007)

The Annual General Meeting of HypoVereinsbank AG (HVB) held on June 27, 2007 passed, inter alia, a resolution approving the transfer to UniCredit of the shares of the minority shareholders in exchange for a cash settlement of €38.26 per share (a so-called "Squeeze-out"). More than 100 shareholders filed suits challenging this resolution asking the Court to declare it null and void.

In its judgement of August 27, 2008, the Regional Court of Munich rejected the action. Various minority shareholders have filed an appeal with the High Regional Court.

In the meantime, HVB, which believes that such lawsuits are clearly unfounded, filed an unblocking motion in December 2007 asking the Court to grant clearance for the transfer resolution to be entered in the Commercial Register, notwithstanding the pending claims of minority shareholders challenging this resolution.

The Munich Court accepted HVB's request on the grounds that the procedural deficiencies of the resolution in question claimed by the claimants were unfounded. The minority shareholders challenged the judgement in the Higher Regional Court, which, in its judgement of September 3, 2008, rejected the appeal (the so-called Unblocking Motion of second instance). The judgement is final, and no resort can be made to higher levels of jurisdiction.

Accordingly, on September 15, 2008, the Commercial Court of Munich recorded the squeeze-out, and UniCredit became the shareholder of the entire share capital of HVB.

The matter can only be considered to be resolved in a definitive manner, however, with the outcome of the action for nullification of the resolution of the shareholders' meeting referred to above that is currently being appealed. The decision may, in the final instance, be further challenged at the Court of Federal Justice. Due in part to the fact that the court of appeal has already issued a decision in favour of HVB in the form of an Unblocking Motion, HVB believes that the Court of Appeal will consider the action for nullification brought by HVB's minority shareholders to be unfounded.

Squeeze-out of minority shareholders of HypoVereinsbank (Appraisal Proceedings)
Currently about 300 former minority shareholders of HVB have filed a request to revise the price obtained in the squeeze-out (so-called "Appraisal Proceedings"). The number of shareholders may increase since the office of the clerk of the court has not completed the review of applications filed. The dispute mainly concerns profiles regarding the valuation of HVB.

With regard to the first group of requests from former shareholders, the court has set a deadline of March 2, 2009 for HVB to file initial defence statements, while for the second group, the hearing has been scheduled on April 2, 2009. It is likely that both dates will be postponed.

Squeeze-out of the minority shareholders of Bank Austria.
After a settlement was reached on all legal challenges to the transaction in Austria, the resolution passed by the Bank Austria shareholders' meeting approving the squeeze-out of the ordinary shares held by minority shareholders (with the exception of the so-called "Golden Shareholders") was registered in the Vienna Commercial Register on May 21, 2008.

Accordingly, UniCredit became the owner of 99.995% of the Austrian bank's share capital with the resulting obligation to pay minority shareholders a total amount of about €1,045 million including the interest accrued on the squeeze-out price in accordance with local laws.

The minority shareholders received the payment for the squeeze-out and the corresponding interest.

Several shareholders who felt the price paid for the squeeze-out was not adequate have initiated proceedings at the Commercial Court of Vienna in which they are asking the court to review the adequacy of the amount paid to them (Appraisal/Proceedings). UniCredit immediately contested the competence of the Vienna court. In a judgement of October 14, 2008, the latter believed that it had the competence to review the case without going into the matter. UniCredit then contested the decision at the High Regional Court of Vienna. Upon the appeal of the parties, and if warranted by specific requirements, the case could be submitted, in the third and final instance, to the Austrian Supreme Court. Each of the judicial bodies could also stay all action and refer the assessment regarding which court actually has competence to the European Court of Justice.

Notes to the Accounts (Continued)

Part B) Balance Sheet - Liabilities (Continued)

Parmalat

On August 1, 2008 the UniCredit Group reached settlement agreements with Parmalat S.p.A. (beneficiary of the Parmalat composition) and with the Special Administrator of the companies in administration of the Parmalat and Parmatour Groups, of Parma Associazione Calcio and the other companies of the former Parmalat group that are still in administration. These settlement agreements cover all reciprocal relations and claims arising from Parmalat's financial difficulties related in any way to the UniCredit Group including the former Capital group, during the period before the Parmalat group's declaration of insolvency.

First and foremost, UniCredit intends to confirm the conviction that its actions in this matter were always appropriate, and in particular, the Group had no knowledge whatsoever of the state of insolvency of Parmalat and the other companies of the group. Thus, the decision to reach a settlement arrangement was motivated solely by cost considerations and the uncertainties of a long, complex dispute, and it did not, and does not, involve any acknowledgement, implied or otherwise, of any liability.

The agreement called for waiving all post-insolvency clawback petitions and claims for compensation that may be initiated by the aforementioned entities in exchange for a payment of €271.7 million by the UniCredit Group.

The Special Administrator waived the aforementioned post-insolvency clawback petitions and claims for reimbursement as well as any other post-insolvency clawback petitions and claims for reimbursement against the UniCredit Group for contributing to causing and/or aggravating the various financial difficulties, and it also waived or revoked the filing of civil charges.

The UniCredit Group also waived all appeals and loan claims that had been granted but not yet satisfied.

It should be noted that the most significant actions initiated by the Parmalat group against the UniCredit Group (as a result of the absorption of the Capitalia group), which were settled as a result of the above agreements, included the following:

- three post-insolvency clawback petitions in bankruptcy pursuant to Article 67 of Royal Decree 267/1942 (the so-called bankruptcy law) initiated in December 2004 by Parmalat S.p.A. in administration ("Parmalat") against: (i) Banca di Roma in a total amount of €521.1 million; (ii) Bipop Carire in a total amount of €105.5 million; (iii) UniCredit Banca d'Impresa in a total amount of €611.5 million;
- two claims for reimbursement initiated in 2005 by several companies of the Parmalat group against several banks of the UniCredit Group jointly with other brokers outside the UniCredit Group:
  - about €4.4 billion for alleged damages caused by its "participation as co-lead manager" in the issuance of bonds between 1997 and the first half of 2001; and
  - about €1,861.8 million for alleged damages caused by having promoted in 2001 and then participated in the renewal (in 2002 and 2003) of a Debt Issuance Programme for the issuance of medium-term bonds in the Euromarket.
- another claim for reimbursement also initiated in 2005 by the administrator of Parmalat against Banca di Roma in the amount of (i) €4.299 billion for allegedly contributing to the financial difficulties of the Parmalat group, (ii) €8.5 million for the acquisition of the company Ciappazzi and (iii) €258 million or €103 million for the acquisition of Eurolat and for loans granted by Banca di Roma secured by the presentation of collection orders (RI.BA) issued in relation to receivables, all or a part of which did not exist.

Cirio and Parmalat criminal proceedings

Between the end of 2003 and the early months of 2004 criminal investigations of some former Capitalia Group (now UniCredit S.p.A.) employees and managers were conducted in relation to the insolvency of the Cirio Group. The trials originated by these investigations, connected to the declaration of insolvency of the Cirio Group, involved some other banking groups that, like the former Capitalia S.p.A., had extended loans to the Cirio Group.

The Administrator of Cirio and many bondholders joined the criminal judgement as civil claimants without specifying damages claimed.

In September 2007 these employees and managers were committed for trial. The first criminal hearing was fixed for March 14, 2008 before the Court of Rome. During the later hearing of May 14, 2008 numerous civil claims were lodged within the criminal proceeding and examined in the following hearings of June 6 and 11, 2008.

Additionally, at the beginning of May 2008 numerous Cirio bondholders and the Administrator of Cirio cited UniCredit S.p.A. as legally liable. In August 2008 several Cirio bondholders cited UniCredit Banca di Roma S.p.A. as legally liable.

At the hearing of December 15, 2008, UniCredit S.p.A., as the successor in all matters for UniCredit Banca di Roma S.p.A. following the corporate transactions of November 1, 2008, was held legally liable.

In 2003-2005 certain employees and managers of Capitalia S.p.A. (now UniCredit S.p.A.) were investigated in relation to the Parmalat Group bankruptcy. These investigations led to three criminal proceedings: "Ciappazzi", "Parmatour" and "Eurolat". With regard to the first two, in July 2007 the employees and managers involved were committed for trial. The first criminal hearing took place on March 14, 2008 before the Court of Parma. The "Ciappazzi" and "Parmatour" proceedings are in the early stage of the proceedings, during which the civil claims and petitions of the legally liable party are being reviewed. In respect of the "Eurolat" proceeding, in April 2008 the manager involved was committed for trial. At the hearing held on June 18, 2008, the Court of Parma declared that it was not territorially competent and transferred the trial papers to the Court of Rome, which was considered competent.

Capitalia S.p.A., (now UniCredit S.p.A.), and UniCredit Banca di Roma S.p.A. were cited by the Court as being legally liable in the "Ciappazzi" and "Parmatour" proceedings. Mediocredito Centrale S.p.A. and Banco di Sicilia S.p.A. of the former Capitalia Group are defendants only in the Ciappazzi lawsuit.

Parmalat Group companies in administration joined the criminal proceedings as civil claimants in all the above mentioned trials. Many bondholders are plaintiffs only in the Ciappazzi suit. All the civil claimants' lawyers reserved the right to quantify damages at the end of the first-instance trials. In the Eurolat proceeding the position of UniCredit S.p.A. as being legally liable and the civil claims of Parmalat group companies lapsed following transfer of the case to the Court of Rome.

Upon the conclusion of the referenced settlement between UniCredit and Parmalat on August 1, 2008 (see the "Parmalat" section), the latter waived or revoked the filing of all civil charges.

The staff members involved in the above trials are of the opinion that they carried on their business in a proper and legal manner.

On the basis of the views of outside counsel as well as ours, it is at present not possible to reliably estimate the contingent liability arising out of the three above cases, although there is a potential risk of legal liability for UniCredit due to the complexity of the imputations. This is also due to the fact that the "Ciappazzi" and "Parmatour" proceedings are at an early stage and that the Court of Parma has declared itself territorially incompetent to hear the "Eurolat" trial.

Notes to the Accounts (Continued)

Part B) Balance Sheet - Liabilities (Continued)

Subsequent Events

Madoff - Class action filed by Repex Ventures S.A.

Repex Ventures S.A. (the Plaintiff), a British Virgin Islands registered company, filed a Class Action Complaint with the New York South District Court against *(inter alia)* Bernard L. Madoff, Bernard Madoff Investment Securities LLC (BMIS), Bank Medici SA, Sonja Kohn, Herald Fund, Bank Austria, UniCredit S.p.A., Pioneer Alternative Investment Ltd. (Ireland), Primeo Select Funds and Ernst & Young LLP. This case represents an attempt to entangle UniCredit, Pioneer Alternative Investment and Bank Austria in class action litigation in the U.S.. In its complaint, Repex seeks to recover on behalf of a class of investors who became victims of the Madoff alleged fraud through investments in BMIS feeder funds.

Repex invested in a fund called Herald (LUX) U.S. Absolute Return Fund which in turn invested in BMIS. Though it invested only in Herald, Repex names several other funds as defendants, hoping to be designated class representative of all the investors in the named funds who became victims of the Madoff securities fraud. Repex alleges that each of these feeder funds was under the control or influence of Bank Medici. Although Repex is claiming compensation for its lost investments of $ 700,000 in one Madoff feeder fund, it is likely that other investors join the class action, implying a higher potential exposure to UniCredit.

The lawsuit, which for the time being has not been regularly served to any company belonging to our Group, is still in a very preliminary phase. Upon request of the Plaintiff, the original pre-trial conference set for January 27, 2009 was postponed to April 16, 2009.

We don't have any information in this very preliminary phase which would allow us to quantify a potential loss in a reliable manner given in particular the lack of jurisdiction relating to the entities being part to the UniCredit group.

Qui tam Complaint against Vanderbilt and other UniCredit entities

Mr. Frank Foy and his wife filed as qui tam plaintiffs a claim on behalf of the State of New Mexico (USA) in connection with the sale of Vanderbilt CDOs to the New Mexico Educational Retirement Board (ERB) and the State of New Mexico State Investment Council (SIC).
Mr. Foy served also in the position as ERB Chief Investment Officer and retired in March 2008.

Mr. Foy seeks, on behalf of the State, a total in excess of $ 360 million in damages, plus penalties, under the New Mexico Fraud Against Taxpayers Act on the grounds that Vanderbilt and the other defendants mentioned below falsely obtained $ 90 million in investment funds from ERB and SIC by (1) knowingly misrepresenting the safety and nature of the investments in Vanderbilt collateralised debt obligations and related products and (2) making improper payments to Governor Richardson and other State officials to get the investment. Foy claims that the State entirely lost the initial investment of $ 90 million and he seeks additional $ 30 million more for lost earnings. Since alleged damages are automatically trebled under the New Mexico Fraud Against Taxpayers Act, the damages sought an amount in excess of $ 360 million.

Defendants include, *inter alia*, the following:
- Vanderbilt Capital Advisors (VCA), a wholly owned indirect Pioneer Investment Management USA Inc. (PIM US) subsidiary
- Vanderbilt Financial, LLC (VF), a special purpose vehicle in which PIM US holds an 8% interest
- Pioneer Investment Management USA Inc. (PIM US), a wholly owned subsidiary of PGAM
- Pioneer Global Asset Management S.p.A., an UniCredit wholly owned subsidiary
- UniCredit S.p.A.
- various Board members of VCA, VF and PIM US
- legal firms, auditing firms, investment banks and State officials.

We don't have any information in this very preliminary phase which would allow us to quantify a potential loss in a reliable manner. However, for the time being, the claim has not been regularly served to any company belonging to our Group.

Cirio

By its order dated March 17, 2009 the Court of Appeals in Rome recognised that prima facie UniCredit SpA's grounds for appeal were not without foundation and suspended the sentence issued against UniCredit and Mr. Sergio Cragnotti to pay €223.3 million together with monetary revaluation and interest since 1999 as ordered by the Courts of Rome in February 2008 in favor of the Administrators of Cirio.

Acquisition of Cerruti Holding Company by Fin.Part S.p.A.

In January 2009 the judge rejected the application for attachment against the defendant, which is not a part of our Group, in an articulate order that contained numerous favourable findings for our Group's position.

Verbraucherzentrale (Vzfk Claim)

In March 2009 the writ issued by Vzfk translated into Italian was notified to UniCredit S.p.A. and its CEO Alessandro Profumo. Mr. Sprißler had already received the writ in German in August 2008.

Tax-Related Operating Risks

The provision for tax-related operating risks increased to €11.6 million after further provisions of €2.8 million and €5.6 million resulting from provisions already made by Banco di Sicilia to cover pending tax disputes.

This decision was made as a result of the absorption over time of several banks and companies, and the absorption of Capitalia S.p.A. in 2007 and of UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia, Bipop Carire, UBM and Capitalia Partecipazioni in 2008, for which certain tax periods are still subject to audits with respect to VAT, direct taxes and other minor taxes.

The entry into force of the so-called "Basel II" standards requires consideration of the operating risks associated with such circumstance.
It was decided not to make provisions with regard to other pending disputes, since the outcomes are expected to be broadly favourable.

Notes to the Accounts (Continued)

Part B) Balance Sheet - Liabilities (Continued)

12.2 Provisions for risks and charges: annual changes

	12.31.2008		
	PENSIONS AND POST-RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS	TOTAL
A. Opening balance	**485,134**	**674,247**	**1,159,381**
B. Increases	**554,016**	**1,181,359**	**1,735,375**
B.1 Provisions for the year (*)	2,887	342,037	344,924
B.2 Changes due to the passage of time	42,785	13,778	56,563
B.3 Differences due to discount-rate changes	-	6,878	6,878
B.4 Other increases	508,344	818,666	1,327,010
of which: business combinations	*500,802*	*798,716*	*1,299,518*
C. Decreases	**122,753**	**1,281,987**	**1,404,740**
C.1 Use during the year	96,566	533,990	630,556
C.2 Differences due to discount-rate changes	-	3,089	3,089
C.3 Other decreases	26,187	744,908	771,095
of which: business combinations	-	*715,149*	*715,149*
D. Closing balance (**)	**916,397**	**573,619**	**1,490,016**

(*) The amount of Pension and post-retirement benefit obligations includes tax and operating costs for €358 thousand concerning definited-contribution funds. The amount of the Other provisions is net of allocations for costs relating to the indemnity given to Aspra Finance, following the sale of non-performing loans, recognized in Other liabilities (amounting to €42,276 thousand).
(**) Of which: Definited-benefit pension funds in the amount of €838,459 thousand.

In respect of **Pensions and other post retirement benefit obligations,** the Annexes provide details of Fund movements and include statements of changes in funds with segregated assets pursuant to article 2117 of the Italian Civil Code, as well as explanatory notes thereto.

Allocations to funds other than those with segregated assets are indiscriminately invested in asset items. Therefore, it is not possible to provide any statement of these funds.

12.3 Provisions for defined-benefit company pensions

2. CHANGES IN PROVISIONS	12.31.2008	12.31.2007
Opening net defined-benefit obligations	**387,989**	**315,867**
Service cost	2,137	358
Finance cost	42,785	15,189
Actuarial gains (losses) recognised in the year	(2,393)	3,039
Benefit paid	(88,809)	(37,991)
Other increases	502,631	91,538
of which: business combinations	*500,802*	*88,707*
Other reductions	(5,881)	(11)
Closing net defined-benefit obligations	**838,459**	**387,989**

3. CHANGES TO PLAN ASSETS AND OTHER INFORMATION	12.31.2008	12.31.2007
Opening fair value of plan assets	**12,794**	**13,665**
Expected return	2,253	771
Actuarial gains (losses)	(945)	-
Contribution paid by employer	129	-
Benefit paid	(1,644)	(129)
Other increases	32,293	-
of which: business combinations	*32,293*	-
Other reductions	(9,737)	(1,513)
Closing current value of plan assets	**35,143**	**12,794**
MAIN CATEGORIES OF PLAN ASSETS		
1. Equities	16,281	5,532
2. Bonds	14,438	4,151
3. Property	13	-
4. Other assets	4,411	3,111
5. Investment funds	-	-
Total	**35,143**	**12,794**

4. RECONCILIATIONS OF PRESENT VALUES OF PROVISIONS TO PRESENT VALUE OF PLAN ASSETS AND TO ASSETS AND LIABILITIES RECOGNIZED IN THE BALANCE SHEET	12.31.2008	12.31.2007
AMOUNT RECOGNIZED IN THE BALANCE SHEET	DEFINED BENEFIT PENSION PLANS	DEFINED BENEFIT PENSION PLANS
Present value of funded defined benefit obligations	52,644	13,404
Present value of unfunded defined benefit obligations	796,181	380,766
Present value of plan assets	(35,143)	(12,794)
sub-total	**813,682**	**381,376**
Unrecognized actuarial gains (losses)	24,777	6,613
Net liability	**838,459**	**387,989**
RETURN ON PLAN ASSETS		
Actuarial return on plan assets	2,253	771
Actuarial gain (loss) on plan assets	(945)	-
Actuarial return on plan assets	**1,308**	**771**

5. PRINCIPAL ACTUARIAL ASSUMPTIONS	12.31.2008	12.31.2007
Discount rate	5.51%	5.25%
Expected return on plan assets	4.60%	6.00%
Rate of increase in future compensation and vested rights	3.01%	3.00%
Rate of increase in pension obligations	2.20%	1.70%
Expected inflation rate	2.06%	2.00%

Notes to the Accounts (Continued)

Part B) Balance Sheet - Liabilities (Continued)

6. COMPARATIVE DATA: TOTAL DEFINED-BENEFIT OBLIGATIONS	12.31.2008	12.31.2007
Present value of defined-benefit obligations	848,825	394,170
Plan assets	(35,143)	(12,794)
Plan surplus/(deficit)	813,682	381,376
Unrecognized actuarial gains (losses)	24,777	6,613
Net liability	**838,459**	**387,989**

Section 13 - Redeemable shares - Item 140

No data to be disclosed in this section.

Section 14 - Shareholders' Equity - Items 130, 150, 160, 170, 180, 190 and 200

14.1 Company Shareholders' Equity: breakdown

ITEMS/VALUES	12.31.2008	12.31.2007
1. Share capital	6,684,287	6,682,683
2. Share premium reserve	34,070,282	33,707,908
3. Reserves	6,788,218	8,260,251
4. Treasury shares	(2,440)	(358,416)
5. Revaluation reserves	168,228	450,257
6. Equity instruments	-	-
7. Net profit (loss)	3,281,087	1,857,514
Total	**50,989,662**	**50,600,197**

In January 2008, after the purchase of 83,833,899 ordinary UniCredit S.p.A. shares resulting from the exchange of 74,851,696 Capitalia S.p.A. shares that were withdrawn, the number of treasury shares rose from 87,000,000 at year-end 2007 to 170,833,899 with a total value of € 875,703 thousand.

The Ordinary Shareholders' Meeting of UniCredit held on November 14, 2008 voted to revoke the authorisation granted by the Ordinary Shareholders' Meeting on December 16, 2005 regarding the disposal of the 87,000,000 shares resulting from the share buy-back transaction and to authorise the sale, without time limitations, of all treasury shares held for a price not less than the market price at the time each sale is made less 5%.

Pursuant to this resolution, in December UniCredit moved forward with the sale of 170,357,899 treasury shares in several tranches, for a total of € 287,733 thousand.

At year-end 2008 there was a total of 476,000 treasury shares.

14.2 Share capital and treasury shares: breakdown

	12.31.2008		12.31.2007	
	ISSUED SHARES	UNDERWRITTEN SHARES	ISSUED SHARES	UNDERWRITTEN SHARES
A. Share Capital				
A.1 ordinary shares	6,673,434	-	6,671,830	-
A.2 savings shares	10,853	-	10,853	-
Total (A)	**6,684,287**	**-**	**6,682,683**	**-**
B. Treasury Shares				
B.1 ordinary shares	(2,440)	-	(358,416)	-
B.2 savings shares	-	-	-	-
Total (B)	**(2,440)**	**-**	**(358,416)**	**-**

During 2008 the share capital which as at December 31, 2007 was made up of 13,343,658,943 ordinary shares and 21,706,552 savings shares, both of par value of € 0.50, changed as a result of the issuance of 3,209,429 ordinary shares following the exercise of stock options by beneficiaries.

As a result, capital increased from € 6,682,683 thousand at the end of 2007 to € 6,684,287 thousand at the end of 2008 and is made up 13,346,868,372 ordinary shares with a par value of € 0.50 each and 21,706,552 savings shares with a par value of € 0.50 each.

Notes to the Accounts (Continued)

Part B) Balance Sheet - Liabilities (Continued)

14.3 Capital Stock - number of shares: annual changes

	12.31.2008		
ITEMS/TYPES	ORDINARY	OTHER (SAVING)	TOTAL
A. Issued shares as at the beginning of the year	**13,343,658,943**	**21,706,552**	**13,365,365,495**
- fully paid	13,343,658,943	21,706,552	13,365,365,495
- not fully paid	-	-	-
A.1 Treasury shares (-)	(87,000,000)	-	(87,000,000)
A.2 Shares outstanding: opening balance	**13,256,658,943**	**21,706,552**	**13,278,365,495**
B. Increases	**173,567,328**	**-**	**173,567,328**
B.1 New issues	3,209,429	-	3,209,429
- against payment	3,209,429	-	3,209,429
- business combinations		-	-
- bonds converted	-	-	-
- warrants exercised	-	-	-
- other	3,209,429	-	3,209,429
- free	-	-	-
- to employees		-	-
- to Directors	-	-	-
- other	-	-	-
B.2 Sales of treasury shares	170,357,899	-	170,357,899
B.3 Other changes	-	-	-
C. Decreases	**(83,833,899)**	**-**	**(83,833,899)**
C.1 Cancellation	-	-	-
C.2 Purchase of treasury shares	(83,833,899)	-	(83,833,899)
C.3 Business tranferred	-	-	-
C.4 Other changes	-	-	-
D. Shares outstanding: closing balance	**13,346,392,372**	**21,706,552**	**13,368,098,924**
D.1 Treasury Shares (+)	476,000	-	476,000
D.2 Shares outstanding as at the end of the year	13,346,868,372	21,706,552	13,368,574,924
- fully paid	13,346,868,372	21,706,552	13,368,574,924
- not fully paid	-	-	-

14.4 Capital: other information

	12.31.2008	12.31.2007
Par value per share	0.50	0.50
Shares reserved for issue on exercise of options	-	-
Agreed sales of shares	-	-

14.5 Reserves from allocation of profit from previous years: other information

	12.31.2008	12.31.2007
Legal reserve	1,231,108	1,044,493
Statutory reserves	1,015,008	2,792,680
Other reserves	(2,445,215)	(1,877,341)
Total	**(199,099)**	**1,959,832**

Other reserves include reserves related to the changeover to IFRS, which is a negative amount of €2,097,846 thousand, and reserves related to the sale of treasury shares, which is a negative amount of €585,530 thousand.

14.7 Revaluation reserves: breakdown

ITEMS/COMPONENTS	12.31.2008	12.31.2007
1. Available-for-sale financial assets	(97,548)	165,258
2. Property, plant and equipment	-	-
3. Intangible assets	-	-
4. Hedges of foreign investments	-	-
5. Cash-flow hedges	(11,244)	7,979
6. Exchange differences	-	-
7. Non-current assets classified as held for sale	-	-
8. Special revaluation laws	277,020	277,020
Total	**168,228**	**450,257**

14.8 Revaluation reserves: annual changes

	12.31.2008								
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH-FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS	TOTAL
A. Opening balance	**165,258**	**-**	**-**	**-**	**7,979**	**-**	**-**	**277,020**	**450,257**
B. Increases	**247,596**	**-**	**-**	**-**	**4,197**	**-**	**-**	**-**	**251,793**
B.1 Fair value increases	18,425	-	-	-	5,872	-	-	-	24,297
B.2 Other changes	229,171	-	-	-	(1,675)	-	-	-	227,496
of which: business combinations	*(94,885)*	-	-	-	*(1,675)*	-	-	-	*(96,560)*
C. Reductions	**510,402**	**-**	**-**	**-**	**23,420**	**-**	**-**	**-**	**533,822**
C.1 Fair value reductions	221,715	-	-	-	20,142	-	-	-	241,857
C.2 Other changes	288,687	-	-	-	3,278	-	-	-	291,965
of which: business combinations	*14,912*	-	-	-	*1,662*	-	-	-	*16,574*
D. Closing balance	**(97,548)**	**-**	**-**	**-**	**(11,244)**	**-**	**-**	**277,020**	**168,228**

* B.2 Other changes o/w: business combinations includes negative reserves arising from the absorption of Group companies.

Notes to the Accounts (CONTINUED)

Part B) Balance Sheet - Liabilities (CONTINUED)

14.9 Revaluation reserves for available-for-sale assets: breakdown

	12.31.2008			12.31.2007		
ASSETS/VALUES	POSITIVE RESERVE	NEGATIVE RESERVE	TOTAL	POSITIVE RESERVE	NEGATIVE RESERVE	TOTAL
1. Debt securities	7,266	(75,509)	(68,243)	50,496	(38,080)	12,416
3. Equity securities	49,592	(56,361)	(6,769)	215,220	(62,265)	152,955
3. Units in investment funds	23	(22,559)	(22,536)	210	(323)	(113)
4. Loans	-	-	-	-	-	-
Total	56,881	(154,429)	(97,548)	265,926	(100,668)	165,258

14.10 Revaluation reserves for available-for-sale assets: annual changes

	12.31.2008				
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
1. Opening balance	**12,416**	**152,955**	**(113)**	**-**	**165,258**
2. Positive changes	**27,217**	**210,890**	**9,489**	**-**	**247,596**
2.1 Fair value increases	5,549	12,876	-	-	18,425
2.2 Reclassification through profit or loss of negative provision	6,723	98,964	437	-	106,124
- due to impairment	-	98,964	292	-	99,256
- following disposal	6,723	-	145	-	6,868
2.3 Other changes	14,945	99,050	9,052	-	123,047
*of which: business combinations**	*(935)*	*(101,517)*	*7,567*	-	*(94,885)*
3. Negative changes	**107,876**	**370,614**	**31,912**	**-**	**510,402**
3.1 Fair value reductions	107,518	82,692	31,505	-	221,715
3.2 Reclassification through profit or loss of positive allowances: following disposal	34	114,396	150	-	114,580
3.3 Other changes	324	173,526	257	-	174,107
of which: business combinations	-	*14,912*	-	-	*14,912*
4. Closing balance	**(68,243)**	**(6,769)**	**(22,536)**	**-**	**(97,548)**

* 2.3 Other changes - of which: business combinations includes negative reserves arising from mergers.

In accordance with Section 2427, paragraph 7-bis, of the Italian Civil Code, the table below provides details on the origin, possible uses and availability of distribution of Shareholders' Equity, as well as the summary of its use in the three previous fiscal years.

Breakdown of Shareholders' equity (with indication of availability for distribution)

ITEMS	AMOUNT	PERMITTED USES(*)		AVAILABLE PORTION	SUMMARY OF USE IN THE THREE PREVIOUS FISCAL YEARS		
					TO COVER LOSSES	OTHER REASONS	
Share capital	**6,684,287**	-		-			
Share premium	**34,070,282**	A, B, C		34,070,282			
Reserves:	**6,788,218**						
legal reserve	1,231,108	B	(1)	1,231,108			
reserve for treasury shares or interests	2,440	-		-		355,976	(4)
statutory reserves	1,015,008	A, B, C		1,015,008		2,038,282	(5)
reserves arising out of share swaps	511,210	A, B, C	(2)	511,210			
reserves arising out of transfer of assets	477,090	A, B, C	(2)	477,090		9,375	(6)
reserves arising out of split-offs	4,972	A, B, C	(2)	4,972			
reserves related to the medium-term incentive programme for Group staff	28,951	A		28,951		4,789	(7)
reserve related to equity-settled plans	150,530	-		-			
reserve related to business combinations (IFRS 3)	2,118,624	A, B, C		2,118,624			
reserve related to business combinations within the Group	4,383,389	A, B, C		4,383,389			
reserve arising out of transfers of assets within the Group under art. 58 Banking Law	(447,832)	A, B, C		(447,832)			
FTA reserve (related to changeover to IFRS)	(2,097,846)	(***)		(2,097,846)			
reserve arising out of sale of treasury shares	(585,530)	A, B, C		(585,530)			
other	(3,896)	A, B, C		(3,896)			
Revaluation reserves	**168,228**						
monetary equalisation reserve under L. 576/75	4,087	A, B, C	(2)	4,087			
monetary revaluation reserve under L.72/83	84,658	A, B, C	(2)	84,658			
asset revaluation reserve under L. 408/90	28,965	A, B, C	(2)	28,965			
property revaluation reserve under L. 413/91	159,310	A, B, C	(2)	159,310			
available-for-sale financial assets	(97,548)	-	(3)	-			
cash-flow hedges	(11,244)	-	(3)	-			
Total	**47,711,015**			**40,982,550**			
Portion not allowed in distribution (**)				**1,365,808**			
Remaining portion available for distribution (***)				**39,616,742**			

(*) A: for capital increase; B: to cover losses; C: distribution to shareholders.

(**) Includes € 105,749 thousand to be allocated to the legal reserve in order to reach one-fifth of company capital stock, pursuant to the procedures provided in the Articles of Association.

(***) The portion available for distribution is net of negative reserves.

(1) Available, to cover losses, only after use of other Reserves.

(2) If this Reserve is used to cover losses, profits may not be distributed until this Reserve has been replenished or reduced by an equivalent amount.
The reduction must be approved by the Extraordinary General Meeting disregarding sections 2 and 3 of Article 2445 of the Civil Code.
The Reserve, if it is not included in capital resources, may only be reduced in accordance with sections 2 and 3 of Article 2445 of the Civil Code.

(3) This Reserve is unavailable pursuant to article 6 of Legislative Decree no. 38/2005.

(4) For the assignation to the share premium related to the sale of treasury shares.

(5) Of which: €253,620 thousand and €1,777,672 thousand distributed among shareholders as 2005 and 2007 dividens, €6,990 thousand reduction for adjustment of the deferred tax rate through former Capitalia's net equity.

(6) For the recognition of deferred taxation associated to equity investments.

(7) For a capital increase.

Notes to the Accounts (Continued)

Part B) Balance Sheet - Other information

1. Guarantees and commitments

TRANSACTIONS	12.31.2008	12.31.2007
1) Financial guarantees given to:	36,186,670	48,572,184
a) Banks	30,299,836	40,533,219
b) Customers	5,886,834	8,038,965
2) Commercial guarantees given to:	3,620,606	2,454,952
a) Banks	2,763,985	1,714,933
b) Customers	856,621	740,019
3) Other irrevocable commitments to disburse funds:	18,844,922	8,144,948
a) Banks:	14,597,651	4,167,204
i) Usage certain	14,030,791	3,221,266
ii) Usage uncertain	566,860	945,938
b) Customers:	4,247,271	3,977,744
i) Usage certain	908,761	755,411
ii) Usage uncertain	3,338,510	3,222,333
4) Underlying obligations for credit derivatives: sale of protection	211,353	211,847
5) Assets used to guarantee others' obligations	-	104
6) Other commitments	-	5,856,119
Total	**58,863,551**	**65,240,154**

2. Assets used to guarantee own liabilities and commitments

PORTFOLIOS	12.31.2008	12.31.2007
1. Financial assets held for trading	3,624,094	1,424,226
2. Financial assets at fair value through profit or loss	-	-
3. Available for sale financial assets	750,560	958,104
4. Held-to-maturity investments	3,676,599	2,762,305
5. Loans and receivables with banks	6,992,712	418,878
6. Loans and receivables with customers	1,669,040	810,023
7. Property, plant and equipment	-	-

4. Asset management and trading on behalf of others

TYPE OF SERVICES	12.31.2008	12.31.2007
1. Trading of financial instruments on behalf of others		
a) Purchases	-	-
1. Settled	-	-
2. Unsettled	-	-
b) Sales	-	-
1. Settled	-	-
2. Unsettled	-	-
2. Segregated accounts		
a) Individual	-	-
b) Collective	-	-
3. Custody and administration of securities		
a) Non-proprietary securities on deposit associated with custodian bank transactions (excluding segregated accounts)	-	16,888,947
1. Securities issued by the bank preparing the accounts	-	36,052
2. Other securities	-	16,852,895
b) Other non-proprietary securities on deposit (excluding segregated accounts)	305,099	66,437,851
1. Securities issued by the bank preparing the accounts	74	16,517,947
2. Other securities	305,025	49,919,904
c) Non-proprietary securities deposited with others	294,885	83,150,559
d) Investment and trading securities deposited with others	95,236,722	90,719,994
4. Other transactions	904	25,569

Notes to the Accounts

Part C) Income Statement

Notes to the Accounts (amounts in thousands of €)

Part C) Income Statement

Section 1 - Interest income and similar revenues - Item 10 and 20

1.1 Interest income and similar revenues: breakdown

ITEMS/TYPE	UNIMPAIRED FINANCIAL ASSETS - DEBT SECURITIES	UNIMPAIRED FINANCIAL ASSETS - LOANS	IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL 2008	TOTAL 2007
1. Financial assets held for trading	180,903	-	-	31	180,934	162,649
2. Available for sale financial assets	160,872	-	-	-	160,872	71,944
3. Held to maturity investments	203,089	-	-	-	203,089	27,732
4. Loans and receivables with banks	2,449,498	7,311,595	-	-	9,761,093	4,760,401
5. Loans and receivables with customers	336,963	8,058,546	28,697	312	8,424,518	617,315
6. Financial assets at fair value through profit or loss	1,463	-	-	-	1,463	1,241
7. Hedging derivatives	X	X	X	-	-	385,096
8. Financial assets sold but not derecognised	292	433,731	-	-	434,023	-
9. Other assets	X	X	X	102,776	102,776	121,070
Total	**3,333,080**	**15,803,872**	**28,697**	**103,119**	**19,268,768**	**6,147,448**

The items "1. Financial assets held for trading ", "2. Available for sale financial assets", "3. Held to maturity investments" and "5. Loans and receivables with customers" also include interest earned on securities in deposit-taking repo transactions.

1.2-1.5 Interest income (expense) and similar revenues (charges): hedging differentials

ITEMS/TYPE	2008	2007
A. Positive differentials on:		
A.1 Fair-value micro-hedging of financial assets	9,126	1,183
A.2 Fair-value micro-hedging of financial liabilities	-	-
A.3 Macro-hedging of interest rate risk	1,852,703	834,783
A.4 Cash-flow micro-hedging of financial assets	44,902	-
A.5 Cash-flow micro-hedging of financial liabilities	5,068	-
A.6 Cash-flow macro-hedging	137,305	783,384
Total positive differentials (A)	**2,049,104**	**1,619,350**
B. Negative differentials on:		
B.1 Fair-value micro-hedging of financial assets	(11,697)	(8,237)
B.2 Fair-value micro-hedging of financial liabilities	(318,255)	-
B.3 Macro-hedging of interest rate risk	(1,890,325)	(941,234)
B.4 Cash-flow micro-hedging of financial assets	(192,177)	-
B.5 Cash-flow micro-hedging of financial liabilities	(7,983)	-
B.6 Cash-flow macro-hedging	(420,930)	(284,783)
Total negative differentials (B)	**(2,841,367)**	**(1,234,254)**
C. Net differentials (A-B)	**(792,263)**	**385,096**

1.3.1 Interest income from financial assets denominated in currency

INTEREST INCOME ON:	2008	2007
a) Assets denominated in currency	855,511	419,223

1.4 Interest expense and similar charges: breakdown

	2008				2007
ITEMS/TYPE	DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL	TOTAL
1. Deposits from banks	(6,059,966)	X	-	(6,059,966)	(3,341,362)
2. Deposits from customers	(1,893,920)	X	(37)	(1,893,957)	(283,289)
3. Debt securities in issue	X	(6,517,203)	-	(6,517,203)	(3,554,334)
4. Financial liabilities held for trading	(808)	(4,127)	(36,271)	(41,206)	(5,204)
5. Financial liabilities at fair value through profit or loss	-	-	-	-	(24,855)
6. Financial liabilities relating to assets sold but not derecognised	(449,208)	-	-	(449,208)	-
7. Other liabilities	X	X	(89,096)	(89,096)	(96,466)
8. Hedging derivatives	X	X	(792,263)	(792,263)	-
Total	**(8,403,902)**	**(6,521,330)**	**(917,667)**	**(15,842,899)**	**(7,305,510)**

The items "1. Deposits from banks" and "2. Deposits from customers" also include interest on deposit-taking repo transactions.

1.6.1 Interest expense on liabilities denominated in currency

INTEREST EXPENSE ON:	2008	2007
a) Liabilities denominated in currency	(2,933,517)	(3,095,492)

Notes to the Accounts (Continued)

Part C) Income Statement (Continued)

Section 2 - Fee and commission income and expense - Item 40 and 50

2.1 Fee and commission income: breakdown

TYPE OF SERVICE/SECTORS	2008	2007
a) guarantees given	100,837	33,410
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	1,288,066	9,650
1. securities trading	3,053	315
2. currency trading	26,321	2,663
3. segregated accounts	15,040	-
3.1 individual	15,040	-
3.2. collective	-	-
4. custody and administration of securities	24,282	-
5. custodian bank	4,429	5,056
6. placement of securities	542,914	1,542
7. client instructions	65,905	74
8. advisory	69	-
9. distribution of third party services	606,053	-
9.1. segregated accounts	202,200	-
9.1.1. individual	202,200	-
9.1.2. collective	-	-
9.2. insurance products	357,342	-
9.3. other products	46,511	-
d) collection and payment services	384,971	35,781
e) securitization servicing	9,828	3,015
f) factoring	-	-
g) tax collection services	-	-
h) other services	869,999	9,698
Total	**2,653,701**	**91,554**

2.2 Fee and commission income by distribution channel

CHANNELS/SECTORS	2008	2007
a) through Group bank branches	**1,164,007**	**1,542**
1. segregated accounts	15,040	-
2. placement of securities	542,914	1,542
3. others' products and services	606,053	-
b) off-site	-	-
1. segregated accounts	-	-
2. placement of securities	-	-
3. others' products and services	-	-
c) other distribution channels	-	-
1. segregated accounts	-	-
2. placement of securities	-	-
3. others' products and services	-	-
Total	**1,164,007**	**1,542**

2.3 Fee and commission expense: breakdown

TYPE OF SERVICES/SECTORS	2008	2007
a) guarantees received	(9,653)	(6,124)
b) credit derivatives	(10,211)	-
c) management, brokerage and consultancy services:	(38,928)	(14,089)
1. securities trading	(3,039)	(737)
2. currency trading	(2,100)	(1,928)
3. segregated accounts	(466)	-
3.1. own portfolio	-	-
3.2. others' portfolios	(466)	-
4. custody and administration of securities	(23,886)	(11,386)
5. placement of securities	(7,894)	(38)
6. off-site distribution of securities, products and services	(1,543)	-
d) collection and payment services	(61,766)	(4,469)
e) other services	(67,750)	(5,572)
Total	**(188,308)**	**(30,254)**

Section 3 - Dividend income and similar revenue - Item 70

3.1 Dividend income and similar revenue: breakdown

	2008		2007	
ITEMS/REVENUES	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS
A. Financial assets held for trading	1,455	-	51,154	-
B. Available for sale financial assets	60,189	2,003	77,290	-
C. Financial assets at fair value through profit or loss	102	-	3	-
D. Investments	2,910,902	X	2,706,138	X
Total	**2,972,648**	**2,003**	**2,834,585**	**-**

Notes to the Accounts (Continued)

Part C) Income Statement (Continued)

A breakdown of dividends received in 2008 is given below.

Breakdown of dividends by shareholding	
	2008
UniCredit Bank Austria AG (formerly Bank Austria Creditanstald AG)	808,087
Bank Pekao S.A.	442,136
UniCredit Corporate Banking S.p.A.	386,143
Bayerische Hypo- und Vereinsbank A.G.	383,881
Pioneer Global Asset Management S.p.A.	352,547
Fineco Finance Ltd (in liquidation)	94,000
UniCredit Private Banking S.p.A.	84,899
FinecoBank S.p.A.	54,502
Mediobanca - Banca di Credito Finanziario S.p.A.	46,139
UniCredit Real Estate S.p.A.	41,720
Capitalia Luxembourg S.A. (now UniCredit International Bank (Luxembourg) S.A.)	34,236
UniCredit Banca per la Casa S.p.A. (now UniCredit Consumer Financing Bank S.p.A.)	32,664
Creditras Vita S.p.A.	32,000
Fineco Verwaltung AG	28,997
Aviva S.p.A.	23,055
UniCredit Credit Management Bank S.p.A.	21,300
Capitalia Asset Management S.G.R. S.p.A. (now Pioneer Investment Management S.G.R.p.A.)	18,000
UniCredit Mediocredito Centrale S.p.A. (formerly MCC - Mediocredito Centrale S.p.A.)	7,225
Società Gestione per il Realizzo S.p.A. (in liquidation)	4,903
Creditras Assicurazioni S.p.A.	2,925
UniCredit Bancassurance Management & Administration Srl	2,500
CNP UniCredit Vita S.p.A. (formerly CNP Capitalia Vita S.p.A.)	2,222
BDR Roma Prima Ireland Ltd	1,483
SIA_SSB S.p.A.	1,444
Centrale dei Bilanci S.r.l. Società Studi Finanziari	1,365
UniCredit Infrastrutture S.p.A. (now UniCredit MedioCredito Centrale S.p.A.)	869
Capitalia Investimenti Alternativi S.G.R. S.p.A. (now Pioneer Alternative Investment Management S.G.R.p.A.)	749
Sofipa Società di Gestione del Risparmio (SGR) S.p.A. (già Capitalia SOFIPA S.G.R.p.A.)	600
Sofigere Société par Actions Simpifiée	175
Romafides - Fiduciaria e Servizi S.p.A. (now Cordusio Società Fiduciaria per Azioni)	132
European Trust S.p.A. (now Cordusio Società Fiduciaria per Azioni)	4
Total	**2,910,902**

Section 4 - Gains and losses on financial assets and liabilities held for trading - Item 80

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown

	2008				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS	TRADING PROFIT	CAPITAL LOSSES	TRADING LOSSES	NET PROFIT
1. Financial assets held for trading	**90,300**	**45,786**	**(20,924)**	**(33,467)**	**81,695**
1.1 Debt securities	89,227	43,308	(12,109)	(12,118)	108,308
1.2 Equity instruments	-	1,673	-	(14,159)	(12,486)
1.3 Units in investment funds	1,073	805	(8,815)	(7,190)	(14,127)
1.4 Loans	-	-	-	-	-
1.5 Other	-	-	-	-	-
2. Financial liabilities held for trading	**-**	**29**	**(1,421)**	**-**	**(1,392)**
2.1 Debt securities	-	29	(1,421)	-	(1,392)
2.3 Other	-	-	-	-	-
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**296,094**
4. Derivatives	**1,831,269**	**5,443,032**	**(1,720,085)**	**(5,782,385)**	**(616,410)**
4.1 Financial derivatives:	1,831,216	5,443,005	(1,718,989)	(5,782,385)	(615,394)
- with underlying debt securities and interest rates	1,287,006	4,729,687	(1,483,892)	(4,663,173)	(130,372)
- with underlying equity securities and share indices	544,166	699,912	(235,053)	(1,118,668)	(109,643)
- with underlying currency and gold	X	X	X	X	(388,241)
- other	44	13,406	(44)	(544)	12,862
4.2 Credit derivatives	53	27	(1,096)	-	(1,016)
Total	**1,921,569**	**5,488,847**	**(1,742,430)**	**(5,815,852)**	**(240,013)**

Notes to the Accounts (Continued)

Part C) Income Statement (Continued)

Section 5 - Fair value adjustments in hedge accounting - Item 90

5.1 Fair value adjustments in hedge accounting: breakdown		
PROFIT COMPONENT/VALUES	2008	2007
A. Gains on:		
A.1 Fair value hedging instruments	1,619,424	113,472
A.2 Hedged asset items (fair value)	536,920	75,826
A.3 Hedged liability items (fair value)	37,720	232,814
A.4 Cash-flow hedges	107	-
A.5 Assets and liabilities denominated in currency	-	-
Total gains on hedging activities (A)	**2,194,171**	**422,112**
B. Losses on:		
B.1 Fair value hedging instruments	(432,664)	(354,527)
B.2 Hedged asset items (fair value)	(1,129)	(45,523)
B.3 Hedged liability items (fair value)	(1,764,084)	(17,458)
B.4 Cash-flow hedges	(2,753)	-
B.5 Assets and liabilities denominated in currency	-	-
Total losses on hedging activities (B)	**(2,200,630)**	**(417,508)**
C. Net profit from hedging activities (A - B)	**(6,459)**	**4,604**

Section 6 - Gains (losses) on disposals/repurchases - Item 100

6.1 Gains and losses on disposals/repurchases: breakdown						
	2008			2007		
ITEMS/P&L ITEMS	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT
Financial assets						
1. Loans and receivables with banks	8	(78)	(70)	6	(2)	4
2. Loans and receivables with customers	17	(421,799)	(421,782)	-	-	-
3. Available-for-sale financial assets	129,666	(34,931)	94,735	746,060	(1,827)	744,233
3.1 Debt securities	13,468	(24,194)	(10,726)	1,796	(265)	1,531
3.2 Equity instruments	115,976	(9,688)	106,288	743,878	(288)	743,590
3.3 Units in investment funds	222	(1,049)	(827)	386	(1,274)	(888)
3.4 Loans	-	-	-	-	-	-
4. Held-to-maturity investments	-	-	-	-	-	-
Total assets	**129,691**	**(456,808)**	**(327,117)**	**746,066**	**(1,829)**	**744,237**
Financial liabilities						
1. Deposits with banks	-	-	-	-	-	-
2. Deposits with customers	-	-	-	-	-	-
3. Debt securities in issue	16,076	(9,039)	7,037	7,054	(60)	6,994
Total liabilities	**16,076**	**(9,039)**	**7,037**	**7,054**	**(60)**	**6,994**

Section 7 - Gains and losses on financial assets/liabilities at fair value through profit or loss - Item 110

7.1 Net change in financial assets and liabilities designated at fair value: breakdown

	2008				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS	GAINS ON TRANSFER	CAPITAL LOSSES	LOSSES ON TRANSFER	NET PROFIT
1. Financial assets	**-**	**-**	**(55,300)**	**-**	**(55,300)**
1.1 Debt securities	-	-	(944)	-	(944)
1.2 Equity securities	-	-	-	-	-
1.3 Units in investment funds	-	-	(54,356)	-	(54,356)
1.4 Loans	-	-	-	-	-
2. Financial liabilities	**-**	**17,062**	**-**	**(10,986)**	**6,076**
2.1 Debt securities	-	17,062	-	(10,986)	6,076
2.2 Deposits from banks	-	-	-	-	-
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**-**
4. Derivatives					
4.1 Derivatives	-	11,794	-	(12,255)	(461)
- on debt securities and interest rates	-	11,794	-	(12,255)	(461)
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	X	X	X	X	-
- other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total derivatives	**-**	**11,794**	**-**	**(12,255)**	**(461)**
Total	**-**	**28,856**	**(55,300)**	**(23,241)**	**(49,685)**

Notes to the Accounts (Continued)

Part C) Income Statement (Continued)

Section 8 - Impairment losses - Item 130

8.1 Impairment losses on loans: breakdown

	2008								2007
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL
A. Loans and receivables with banks	(19)	(5,143)	(768)	-	1,696	-	3,758	(476)	(325)
B. Loans and receivables with customers	(104,048)	(37,755)	(10,079)	29,301	185,823	-	109,873	173,115	33,545
C. Total	**(104,067)**	**(42,898)**	**(10,847)**	**29,301**	**187,519**	**-**	**113,631**	**172,639**	**33,220**

8.2 Impairment losses on available for sale financial assets: breakdown

	2008					2007
	WRITE-DOWNS (1)		WRITE-BACKS (2)			
	SPECIFIC		SPECIFIC			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL
A. Debt securities	-	-	-	-	-	-
B. Equity instruments	-	(568,537)	X	X	(568,537)	(4,837)
C. Units in investment funds	-	(403)	X	-	(403)	-
D. Loans to banks	-	-	-	-	-	-
E. Loans to customers	-	-	-	-	-	-
F. Total	**-**	**(568,940)**	**-**	**-**	**(568,940)**	**(4,837)**

8.3 Impairment losses on held-to-maturity investments: breakdown

	2008								2007
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL
A. Debt securities	-	-	-	-	-	-	20	20	-
B. Loans to banks	-	-	-	-	-	-	-	-	-
C. Loans to customers	-	-	-	-	-	-	-	-	-
D. Total	**-**	**-**	**-**	**-**	**-**	**-**	**20**	**20**	**-**

8.4 Impairment losses on other financial transactions: breakdown									
	2008								2007
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL
A. Guarantees given	-	(43,249)	(1,706)		5,090	-	3,623	(36,242)	(11,094)
B. Credit derivatives	-	-	-	-	-	-	-	-	-
C. Commitments to disburse funds	-	-	-	-	-	-	-	-	-
D. Other transactions	-	-	-	-	-	-	-	-	-
E. Total	-	(43,249)	(1,706)	-	5,090	-	3,623	(36,242)	(11,094)

Columns "Write-backs - interest" in tables 8.1, 8.2, 8.3 and 8.4 disclose any increases in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

Section 9 - Administrative costs - Item 150

9.1 Payroll: breakdown		
TYPE OF EXPENSE	2008	2007
1) Employees	(2,911,317)	(356,521)
a) Wages and salaries	(2,003,235)	(243,900)
b) Social charges	(536,969)	(62,110)
c) Severance pay	(10,631)	(11,731)
d) Social security costs	-	-
e) Allocation to employee severance pay provision	(61,445)	9,008
f) Provision for retirement payments and similar provisions:	(45,672)	(21,792)
- defined contribution	(3,143)	(3,206)
- defined benefit	(42,529)	(18,586)
g) Payments to external pension funds:	(204,938)	(24,880)
- defined contribution	(174,533)	(24,421)
- defined benefit	(30,405)	(459)
h) Costs related to share-based payments	(30,636)	(16,432)
i) Other employee benefits	(186,149)	(56,345)
l) Recovery of compensation	168,358	71,661
2) Other staff	(90,396)	(25,434)
3) Directors	(11,705)	(6,183)
4) Early retirement costs	-	-
Total	(3,013,418)	(388,138)

Notes to the Accounts (Continued)

Part C) Income Statement (Continued)

9.2 Average number of employees by category

STAFF AVERAGE NUMBER	2008	2007
a) Employees	**3,095**	**1,993**
1) Senior managers	400	285
2) Managers	1,630	1,039
3) Remaining staff	1,065	669
b) Other staff	**365**	**167**
Total	3,460	2,160

The average number is calculated as the arithmetic mean of the number of employees at the end of the period and the number at the end of the prior period. The figures for 2008 reflect the centralisation of governance, planning and coordination functions of the Retail banks at UniCredit S.p.A..

9.3 Defined benefit company pension funds: total cost

PENSION AND SIMILAR FUNDS ALLOWANCES - WITH DEFINED BENEFITS	2008	2007
Current service cost	(2,137)	(358)
Interest cost	(42,785)	(15,960)
Expected return on plan assets	-	771
Net actuarial gain/loss recognized in year	2,393	(3,039)
Past service cost	-	-
Gains/losses on curtailments and settlements	-	-
Total	**(42,529)**	**(18,586)**

9.5 Other administrative expense: breakdown

ITEMS	2008	2007
1) Indirect taxes and duties	**(251,159)**	**(2,822)**
2) Miscellaneous costs and expenses	**(2,241,309)**	**(322,231)**
Advertising marketing and comunication	**(103,426)**	**(31,358)**
- advertising - campaigns & media	(33,248)	(4,285)
- advertising - point of sale communication & direct marketing	(6,716)	(1,736)
- advertising - promotional expenses	(2,684)	(494)
- advertising - market and comunication rsearches	(12,693)	(1,813)
- sponsorship	(21,089)	(12,242)
- entertainment and other expenses	(16,656)	(8,158)
- convention and internal communications	(10,340)	(2,630)
Expenses related to credit risk	**(140,260)**	**(18,972)**
- legal expenses to credit recovery	(52,676)	(2,954)
- credit information and inquiries	(22,722)	(2,520)
- credit recovery services	(64,862)	(13,498)
Expenses related to personnel	**(118,547)**	**(37,993)**
- personnel area services	(8,930)	(957)
- personnel training & recruiting	(25,774)	(8,955)
- travel expenses and car rentals	(64,607)	(22,413)

continued: (9.5 Other administrative expense: breakdown)

ITEMS	2008	2007
- premises rentals for personnel	(19,167)	(5,668)
- expenses for personnel financial advisors	(69)	-
Information comunication tecnology expenses	**(646,810)**	**(50,880)**
- lease of ICT equipment and software	(3,516)	(1,150)
- supply of small IT items	(517)	(323)
- ICT consumables (ICT)	(1,087)	(407)
- telephone, swift & data transmission (ICT)	(24,259)	(4,218)
- ICT service	(594,900)	(40,993)
- financial information providers	(13,767)	(3,471)
- repair and maintenance of ICT equipment	(8,764)	(318)
Consulting and professionals services	**(128,215)**	**(95,027)**
- technical consulting	(58,039)	(60,201)
- professional services	(6,713)	(3,595)
- management consulting	(22,746)	(13,377)
- legal and notarial expenses	(40,717)	(17,854)
Real estate expenses	**(576,389)**	**(29,905)**
- internal and external surveillance of premises	(32,282)	(1,205)
- real estate services	(241,562)	(1,916)
- cleaning of premises	(16,888)	(1,284)
- repair and mainteneance of forniture, machinery, equipment	(24,342)	(1,416)
- maintenece of premises	(2,212)	(234)
- premises rentals	(221,758)	(20,733)
- utilities	(37,345)	(3,117)
Other administrative expenses	**(527,662)**	**(58,096)**
- insurance	(62,107)	(13,523)
- office equipment rentals	(1,915)	(261)
- postage	(44,030)	(781)
- printing and stationery	(15,671)	(377)
- administrative services	(308,033)	(29,560)
- logistic services	(13,779)	(1,777)
- bank front office services	(11,220)	-
- trasport of documents	(29,190)	(685)
- supply of small office items	(11,420)	(565)
- donations	(4,300)	(329)
- association dues and fees	(13,787)	(2,070)
- other expenses	(12,210)	(8,168)
Total	**(2,492,468)**	**(325,053)**

Notes to the Accounts (Continued)

Part C) Income Statement (Continued)

Section 10 - Provisions for risks and charges - Item 160

10.1 Net provisions for risks and charges: breakdown

	2008			2007
ITEMS/COMPONENTS	PROVISIONS	REALLOCATION SURPLUS	TOTAL	TOTAL
1. Other provisions				
1.1 Legal disputes	(258,372)	65,389	(192,983)	(2,276)
1.2 Staff costs	-	-	-	-
1.3 Other	(225,324)	16,427	(208,897)	(16,097)
Total	**(483,696)**	**81,816**	**(401,880)**	**(18,373)**

Section 11 - Impairments/write-backs on property, plant and equipment - Item 170

11.1 Impairment on property, plant and equipment: breakdown

	2008			
ASSETS/P&L ITEMS	DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A + B - C)
A. Property, plant and equipment				
A.1 Owned	(56,440)	(477)	-	(56,917)
- for operational use	(56,439)	(477)	-	(56,916)
- for investment	(1)	-	-	(1)
A.2 Finance leases	-	-	-	-
- for operational use	-	-	-	-
- for investment	-	-	-	-
Total	**(56,440)**	**(477)**	**-**	**(56,917)**

Section 12 - Impairments/write-backs on intangible assets - Item 180

12.1 Impairment on intangible assets: breakdown

	2008			
ASSETS/P&L ITEMS	DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A + B -C)
A. Intangible assets				
A.1 Owned	(34,384)	-	-	(34,384)
- generated internally by the company	-	-	-	-
- other	(34,384)	-	-	(34,384)
A.2 Finance leases	-	-	-	-
Total	**(34,384)**	**-**	**-**	**(34,384)**

Section 13 - Other net operating income - Item 190

13.1 Other operating expense: breakdown

	2008	2007
Impairment losses on leasehold improvements (on non-separable assets)	(45,184)	(4,392)
Other costs related to the squeeze-out of BA-CA	(53,085)	-
Other costs related to the transfer to "Fondo depositi dormienti" (L. 266/2005 - D.P.R. 116/2007 as updated)	(66,263)	-
Other	(93,355)	(4,389)
Total	**(257,887)**	**(8,781)**

13.2 Other operating income: breakdown

	2008	2007
Recovery of costs	347,987	38,627
Revenues for administrative services	76,335	-
Other Revenues	50,389	32,068
Total	**474,711**	**70,695**

Section 14 - Profit (Loss) of associates - Item 210

14.1 Profit (Loss) of associates: breakdown

P&L ITEMS	2008	2007
A. Income	**317,258**	**3,850**
1. Revaluations	-	-
2. Gains on disposal	281,241	3,850
3. Write-backs	36,017	-
4. Other positive changes	-	-
B. Expense	**(130,073)**	**(180,172)**
1. Write-downs	-	-
2. Impairment losses	(28,992)	(179,091)
3. Losses on disposal	(101,081)	(1,081)
4. Other negative changes	-	-
Net gains (losses)	**187,185**	**(176,322)**

Notes to the Accounts (CONTINUED)

Part C) Income Statement (CONTINUED)

Section 15 - Net gains (losses) on property, plant and equipment and intangible assets measured at fair value - Item 220

No data to be disclosed in this section.

Section 16 - Impairment of goodwill - Item 230

No data to be disclosed in this section.

Section 17 - Gains (losses) on disposal of investments - Item 240

17.1 Gains and losses on disposal of investments: breakdown

P&L ITEMS	2008	2007
A. Property	**1,150**	-
- Gains on disposal	1,150	-
- Losses on disposal	-	-
B. Other assets	**203**	643
- Gains on disposal	304	708
- Losses on disposal	(101)	(65)
Net gains (losses)	**1,353**	643

Section 18 - Tax expense (income) related to profit or loss from continuing operations - Item 260

18.1 Tax expense (income) related to profit or loss from continuing operations: breakdown

P&L ITEMS	2008	2007
1. Current tax (+/-)	(1,270,454)	452,328
2. Adjustment to current tax of prior years (+/-)	158,856	36,053
3. Reduction of current tax for the year (+)	-	-
4. Changes to deferred tax assets (+/-)	1,986,978	(337,350)
5. Changes to deferred tax liabilties (+/-)	182,259	51,018
Tax for the year (+/-) (-1+/-2+3+/-4+/-5)	**1,057,639**	202,049

"Tax expense (income) related to profit or loss from continuing operations" includes the net result of the fiscal release of goodwill, achieved by the application of art.15 of the Law Decree nr. 185 dated 11.29.2008, converted into Law nr. 2 dated 1.29.2009; consequently, current taxes in the amount of €1,384,236 thousand and deferred tax asset in the amount of €2,379,156 thousand have been recognized.

18.2 Reconciliation of theoretical tax charge to actual tax charge

	2008	2007
TOTAL PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS (item 250)	2,223,448	1,655,465
Theoretical tax rate	27,5%	33%
Theoretical tax	(611,448)	(546,303)
1. Different tax rates	-	-
2. Non-taxable income - continuing differences	864,613	690,247
3. Non-tax-deductible expenses - continuing differences	(336,746)	(109,443)
4. Italian regional tax on production	(35,000)	(107)
5. Prior years and changes in tax rates	(215,795)	(156,599)
a) effects on current tax	158,856	13,990
- losses carried forward	-	-
- other previous year effects	158,856	13,990
b) effects on deferred tax	(374,651)	(170,589)
- changes in tax rates	-	(170,589)
- new tax levied (+) previous tax removed (-)	-	-
- other previous year effects	(374,651)	
6. Valuation adjustments and non-recognition of deferred taxes	2,426,162	-
- write-downs on deferred tax assets	-	-
- recognition of deferred tax assets	2,379,156	-
- non-recognition of deferred tax assets	-	-
- non-recognition of deferred tax assets/liabilities under IAS 12.39 and 12.44	-	-
- other	47,006	
7. Amortization of goodwill	-	-
8. Non-taxable foreign income	432,188	425,057
9. Withholding tax	(1,411,285)	-
10. Other differences	(55,050)	(100,803)
Tax entered to profit or loss	**1,057,639**	**202,049**

Section 19 - Gains (Losses) on groups of assets held for sale, net of tax - Item 280

No data to be disclosed in this section.

Notes to the Accounts (Continued)

Part C) Income Statement (Continued)

Section 20 - Other information

The following table gives the income statement for the period 1.1 - 10.31.2008 of the subsidiaries that were absorbed - with legal effect from November 1, 2008 but in tax and accounting terms from January 1, 2008 - under the mentioned reorganization of the Group's commercial banks' business in Italy.

Certain data arising from this corporate transaction were reclassified in order to arrive at a definitive and precise presentation of the year-end results.

Due to the above the two periods' data as given in the tables of the Notes to the Accounts are not comparable.

Income Statement of the absorbed subsidiaries		
10.	Intrest income and similar revenues	9,559,386
20.	Interest expense and similar charges	(4,566,596)
40.	Fee and commission income	2,544,567
50.	Fee and commission expense	(135,180)
70.	Dividend income and similar revenue	148,366
80.	Gains and losses on financial assets and liabilities held for trading	47,947
90.	Fair value adjustment in hedge accounting	(3,278)
100.	Gain and losses on disposal of: *a) loans, b) available-for-sale financial assets, c) held-to-maturity investments, d) financial liabilities*	(18,702)
130.	Impairment losses on: *a) loans, b) available-for-sale financial assets, c) hed-to-maturity investments, d) other financial assets*	11,267
150.	Administrative costs	(4,589,138)
160.	Provisions for risks and charges	(248,103)
170.	Impairment/write-backs on property, plant and equipment	(50,156)
180.	Impairment/write-backs on intangible assets	(31,133)
190.	Other net operating income	314,529
210.	Profit (loss) of associates	(595)
240.	Gain and losses on disposal of investments	67
260.	Tax expense (income) related to profit or loss from continuing operations	(54,358)
290.	**Net Profit or Loss for the year**	**2,928,890**

Section 21 - Earnings per share

Earnings per share	2008	2007
Net profit	3,281,087	1,857,514
Average number of outstanding shares [1]	13,204,598,686	11,071,586,463
Average number of potential diluted shares	10,058,850	20,454,351
Average number of diluted shares	13,214,657,536	11,092,040,814
Earnings per share (€)	**0.248**	**0.168**
Diluted earnings per share (€)	**0.248**	**0.167**

1. Net of the average number of own shares. The 2007 figure also considers the effects of former Capitalia shareholders' withdrawal right.

Part D) Segment Reporting

Notes to the Accounts (Continued)

Part D) Segment Reporting

Segment Reporting of UniCredit S.p.A., Parent Company of the UniCredit banking group, is provided in Part D of the consolidated notes to the accounts, in accordance to the option provided by Banca d'Italia Circular 262 of December 22, 2005.

Notes to the Accounts

Part E) Risks and Hedging Policies

Notes to the Accounts (amounts in thousands of €)

Part E) Risks and Hedging Policies

This part of the Notes to the Accounts provides quantitative information on risks in respect of UniCredit S.pA. Qualitative information on risk management and monitoring is provided in Part E of the Notes to the Consolidated Accounts.

Section 1 - Credit risk

QUANTITATIVE INFORMATION

A. CREDIT QUALITY

A. 1 Impaired and performing loans: amounts, writedowns, changes, economic and geographical distribution

A.1.1 Breakdown of financial assets by portfolio and credit quality (carrying value)

PORTFOLIO/QUALITY	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURE	PAST-DUE	COUNTRY RISK	OTHER ASSETS	TOTAL
1. Financial assets held for trading	-	-	-	-	-	9,004,621	9,004,621
2. Available-for-sale financial assets	-	-	-	-	-	3,284,637	3,284,637
3. Held-to-maturity investments	-	-	-	-	-	6,622,866	6,622,866
4. Loans and receivables with banks	440	-	-	-	103,394	208,334,698	208,438,532
5. Loans and receivables with customers	148,609	91,750	53	-	19,513	36,259,068	36,518,993
6. Financial assets at fair value through profit or loss	-	-	-	-	-	318,008	318,008
7. Financial assets classified as held for sale	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	-	2,038,583	2,038,583
Total 12.31.2008	**149,049**	**91,750**	**53**	**-**	**122,907**	**265,862,481**	**266,226,240**
Total 12.31.2007	977,896	497	6,286	-	70,873	201,581,987	202,637,539

A.1.2 Breakdown of financial assets by portfolio and credit quality (gross and net value)

	IMPAIRED ASSETS				OTHER ASSETS			
PORTFOLIO/QUALITY	GROSS EXPOSURE	SPECIFIC WRITE DOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	TOTAL (NET EXPOSURE)
1. Financial assets held for trading	-	-	-	-	xxx	xxx	9,004,621	9,004,621
2. Available-for-sale financial assets	-	-	-	-	3,284,637	-	3,284,637	3,284,637
3. Held-to-maturity investments	-	-	-	-	6,622,866	-	6,622,866	6,622,866
4. Loans and receivables with banks	4,427	(3,987)	-	440	208,439,099	(1,007)	208,438,092	208,438,532
5. Loans and receivables with customers	643,703	(403,291)	-	240,412	36,320,841	(42,260)	36,278,581	36,518,993
6. Financial assets at fair value through profit or loss	-	-	-	-	xxx	xxx	318,008	318,008
7. Financial assets classified as held for sale	-	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	xxx	xxx	2,038,583	2,038,583
Total 12.31.2008	**648,130**	**(407,278)**	**-**	**240,852**	**254,667,443**	**(43,267)**	**265,985,388**	**266,226,240**
Total 12.31.2007	**4,567,946**	**(2,904,569)**	**-**	**984,679**	**189,890,931**	**(23,265)**	**201,652,860**	**202,637,539**

A.1.3 On-balance and off-balance sheet exposure to banks: gross and net values

EXPOSURE TYPE / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITE DOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. On-balance-sheet exposure				
a) Non-performing loans	4,427	(3,987)	-	440
b) Doubtful loans	-	-	-	-
c) Restructured exposure	-	-	-	-
d) Past due	-	-	-	-
e) Country risk	104,401	xxx	(1,007)	103,394
f) Other assets	211,775,217	xxx	-	211,775,217
Total A	**211,884,045**	**(3,987)**	**(1,007)**	**211,879,051**
B. Off-balance-sheet exposure				
a) Impaired	-	-	-	-
b) Other	51,718,317	xxx	(7,331)	51,710,986
Total B	**51,718,317**	**-**	**(7,331)**	**51,710,986**

On-balance sheet exposures include all balance-sheet assets, including held-for-trading, available-for-sale, held-to-maturity assets, loans, assets at fair value through profit or loss and assets held for sale.

Off-balance sheet exposure comprises guarantees given, commitments and derivatives regardless of each transaction's classification category.

The gross exposure of credit derivatives for which protection has been sold corresponds to (i) the sum of the face value and the positive fair value in respect of total rate of return swaps, (ii) to positive fair value in respect of credit spread swaps and (iii) to the notional value in respect of credit default products and credit linked notes.

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

A.1.4 Balance-sheet exposure to banks: gross change in impaired exposures subject to "country risk"

SOURCE / CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURE	PAST-DUE	COUNTRY RISK
A. Opening balance	28	-	-	-	71,408
- *of which: Sold and not derecognised*	-	-	-	-	-
B. Increases	4,492	1,774	-	-	54,722
B.1 Transfers from performing loans	4,418	-	-	-	-
B.2 Transfers to other impaired exposure	-	-	-	-	-
B.3 Other increases	74	1,774	-	-	54,722
of which: business combinations	*74*	*1,734*	-	-	*6,767*
C. Reductions	93	1,774	-	-	21,729
C.1 Transfers to performing loans	-	-	-	-	-
C.2 Derecognised items	62	-	-	-	-
C.3 Recoveries	-	1,735	-	-	205
C.4 Sales proceeds	-	-	-	-	-
C.5 Transfers to other impaired exposure	-	-	-	-	-
C.6 Other reductions	31	39	-	-	21,524
of which: business combinations	*31*	*39*	-	-	-
D. Closing balance	4,427	-	-	-	104,401
- *of which: Sold and not derecognised*	-	-	-	-	-

A.1.5 Balance-sheet exposure to banks: change in overall impairments

SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURE	PAST-DUE	COUNTRY RISK
A.1 Opening balance	28	-	-	-	535
- *of which: Sold and not derecognised*	-	-	-	-	-
B. Increases	4,040	1,734	-	-	5,078
B.1 Writedowns	3,978	-	-	-	768
B.2 Transfers from other impaired exposure	-	-	-	-	-
B.3 Other increases	62	1,734	-	-	4,310
of which: business combinations	*62*	*1,734*	-	-	*4,213*
C. Reductions	81	1,734	-	-	4,606
C.1 Transfers to performing loans	-	-	-	-	3,697
C.2 Write-backs from recoveries	-	1,696	-	-	61
C.3 Write-offs	62	-	-	-	-
C.4 Transfers to other impaired exposure	-	-	-	-	-
C.5 Other reductions	19	38	-	-	848
of which: business combinations	*19*	*38*	-	-	-
D. Final gross writedowns	3,987	-	-	-	1,007
- *of which: Sold and not derecognised*	-	-	-	-	-

A.1.6 Balance-sheet and off-balance sheet exposure to customers: gross and net values

EXPOSURE TYPE / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Balance-sheet exposure				
a) Non-performing loans	504,140	(355,531)	-	148,609
b) Doubtful loans	138,000	(46,250)	-	91,750
c) Restructured exposure	479	(426)	-	53
d) Past due	1,084	(1,084)	-	-
e) Country risk	19,644	xxx	(131)	19,513
f) Other assets	49,246,252	xxx	(42,129)	49,204,123
Total A	**49,909,599**	**(403,291)**	**(42,260)**	**49,464,048**
B. Off-balance-sheet exposure				
a) Impaired	20,095	(2,647)	-	17,448
b) Other	12,524,489	xxx	(506,230)	12,018,259
Total B	**12,544,584**	**(2,647)**	**(506,230)**	**12,035,707**

On-balance sheet exposures include all balance-sheet assets, including held-for-trading, available-for-sale, held-to-maturity assets, loans, assets at fair value through profit or loss and assets held for sale.

Off-balance sheet exposure comprises guarantees given, commitments and derivatives regardless of each transaction's classification category.

The gross exposure of credit derivatives for which protection has been sold corresponds to (i) the sum of the face value and the positive fair value in respect of total rate of return swaps, (ii) to positive fair value in respect of credit spread swaps and (iii) to the notional value in respect of credit default products and credit linked notes.

A.1.7 Balance-sheet exposure to customers: gross change in impaired exposure subject to country risk

SOURCE/CATEGORIES	NON - PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST-DUE	COUNTRY RISK
A. Opening balance - gross exposure	**4,557,198**	**2,662**	**8,058**	**-**	**-**
- of which: Sold not derecognised	-	-	-	-	-
B. Increases	**8,989,227**	**5,478,319**	**513,845**	**3,075,998**	**31,409**
B.1 Transfers from performing loans	403,257	1,617,509	45,170	1,679,667	-
B.2 Transfers from other impaired exposures	628,660	776,996	5,535	14,087	-
B.3 Other increases	7,957,310	3,083,814	463,140	1,382,244	31,409
of which: business combinations	*7,647,886*	*2,323,876*	*406,463*	*812,670*	*11,356*
C. Reductions	**13,042,285**	**5,342,981**	**521,424**	**3,074,914**	**11,765**
C.1 Transfers to performing loans	11,025	191,800	42,150	945,025	1,486
C.2 Derecognised items	302,189	48,828	-	1	-
C.3 Recoveries	298,482	1,132,624	13,146	111,520	-
C.4 Sales proceeds	2,395	5,802	-	-	-
C.5 Transfers to other impaired exposures	1,064	579,554	65,386	779,274	-
C.6 Other reductions	12,427,130	3,384,373	400,742	1,239,094	10,279
of which: business combinations	*12,414,862*	*3,281,441*	*337,326*	*867,286*	*638*
D. Closing balance gross exposure	**504,140**	**138,000**	**479**	**1,084**	**19,644**
- of which: Sold not derecognised	-	-	-	-	-

Part E) Risks and Hedging Policies (Continued)

A.1.8 Balance-sheet exposure to customers: changes in overall impairment

SOURCE/CATEGORIES	NON - PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST-DUE	COUNTRY RISK
A. Opening gross writedowns	**3,579,302**	**2,165**	**1,772**	**-**	**-**
- of which: Sold not derecognised	-	-	-	-	-
B. Increases	**5,717,540**	**1,039,524**	**42,399**	**139,964**	**2,637**
B.1 Writedowns	647,284	41,421	151	1,354	131
B.2 Transfers from other impaired exposure	183,542	71,874	20,326	8,764	-
B.3 Other increases	4,886,714	926,229	21,922	129,846	2,506
of which: business combinations	*4,814,822*	*903,489*	*21,922*	*99,765*	*2,142*
C. Reductions	**8,941,311**	**995,439**	**43,745**	**138,880**	**2,506**
C.1 Transfers to performing loans	23,876	91	101	-	1,164
C.2 Write-backs from recoveries	99,589	67,766	7,546	15,993	-
C.3 Write-offs	302,189	48,828	-	1	-
C.4 Transfers to other impaired exposure	108	192,593	15,631	76,174	-
C.5 Other reductions	8,515,549	686,161	20,467	46,712	1,342
of which: business combinations	*8,125,107*	*595,710*	*8,314*	*25,212*	*635*
D. Closing gross writedowns	**355,531**	**46,250**	**426**	**1,084**	**131**
- of which: Sold not derecognised	-	-	-	-	-

A. 2 Breakdown of exposures according to external and internal ratings

A.2.1 Balance-sheet and off-balance sheet exposure by external rating class (book values)

	EXTERNAL RATING CLASSES							
EXPOSURES	AAA/AA-	A+/A-	BBB+/BBB-	BB+/BB-	B+/B-	LOWER THAN B-	NO RATING	TOTAL
A. On-balance-sheet exposures	**13,783,590**	**184,250,054**	**472,564**	**227,120**	**228,565**	**243,041**	**62,138,165**	**261,343,099**
B. Derivative contracts	**638,314**	**3,123,824**	**9,718**	**870**	**-**	**-**	**1,321,769**	**5,094,495**
B.1 Financial derivative contracts	638,314	3,123,824	9,718	-	-	-	1,111,286	4,883,142
B.2 Credit derivatives	-	-	-	870	-	-	210,483	211,353
C. Guarantees given	**805,263**	**16,121,944**	**1,100,249**	**1,460,826**	**74,514**	**24,902**	**20,219,578**	**39,807,276**
D. Otfher commitments to disburse funds	**623,491**	**934,052**	**1,453**	**82,078**	**20,322**	**-**	**17,183,526**	**18,844,922**
Total	**15,850,658**	**204,429,874**	**1,583,984**	**1,770,894**	**323,401**	**267,943**	**100,863,038**	**325,089,792**

Impaired assets are included in "Lower than B-" class.

The table details on- and off-balance sheet credits granted to counterparties rated by external rating agencies, which provide brief assessments of the creditworthiness of different classes of borrowers such as Sovereigns, Banks, Public Entities, Insurance Companies and (usually large) Enterprises.

The above disclosure refers to Standard and Poor's ratings, together with those of the other two large agencies, Moody's and Fitch.
In the case when more than one agency rating is available, the most prudential rating is assigned.

The "Investment Grade" area (from class AAA to BBB-), particularly the first two sections (AAA/AA- e A+/A-), comprises nearly all externally rated exposures, since the corresponding counterparties are mainly banks.

Unrated exposures, i.e. those with no external rating, were 31% of the portfolio

A.2.2 Balance-sheet and off-balance sheet exposure by internal rating class (book values)

EXPOSURES	INTERNAL RATING CLASSES 1	2	3	4	5	6
A. On-balance-sheet exposures	207,348,138	335,084	346,363	159,326	107,705	123,772
B. Derivative contracts	3,733,391	108,720	-	11,232	-	-
B.1 Financial derivative contracts	3,732,521	108,720	-	11,232	-	-
B.2 Credit derivatives	870	-	-	-	-	-
C. Guarantees given	16,592,238	333,370	158,076	23,055	288,513	313,437
D. Otfher commitments to disburse funds	1,286,584	263,334	9,121	41,583	-	-
Total	228,960,351	1,040,508	513,560	235,196	396,218	437,209

Continued: A.2.2 Balance-sheet and off-balance sheet exposure by internal rating class (book values)

EXPOSURES	INTERNAL RATING CLASSES 7	8	9	10	IMPAIRED ASSETS	NO RATING	TOTAL
A. On-balance-sheet exposures	223,201	18,175	224,578	12,634	240,852	52,203,271	261,343,099
B. Derivative contracts	-	-	-	-	-	1,241,152	5,094,495
B.1 Financial derivative contracts	-	-	-	-	-	1,030,669	4,883,142
B.2 Credit derivatives	-	-	-	-	-	210,483	211,353
C. Guarantees given	1,398,702	72,702	43,534	39,091	17,448	20,527,110	39,807,276
D. Otfher commitments to disburse funds	74,898	12,559	4,461	27,667	-	17,124,715	18,844,922
Total	1,696,801	103,436	272,573	79,392	258,300	91,096,248	325,089,792

INTERNAL CLASSES	PD RANGE
1	0 <= PD <= 0.0004
2	0.0004 < PD <= 0.0010
3	0.0010 < PD <= 0.0022
4	0.0022 < PD <= 0.0049
5	0.0049 < PD <= 0.0089
6	0.0089 < PD <= 0.0133
7	0.0133 < PD <= 0.0198
8	0.0198 < PD <= 0.0360
9	0.0360 < PD <= 0.1192
10	0.1192 < PD

The table contains on- and off-balance sheet exposures grouped according to the counterparties' internal rating.

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

Ratings are assigned to individual counterparties using Group banks' internally-developed models included in their credit risk management processes. The internal models validated by the regulators are 'Group-wide' (e.g. for Banks, Multinationals and Sovereigns).

The different rating scales of these models are mapped in a single master-scale of 10 classes (illustrated in the table above) based on Probability of Default (PD).

Almost all internally-rated exposures were investment grade (classes 1 to 4), while exposures towards unrated counterparties were 28% of the total. No rating is assigned to these counterparties as they belong to a segment not yet covered by the models or still in the roll-out phase.

A. 3 Breakdown of secured exposures by type of guarantee

A.3.1 Secured balance-sheet exposures to banks and customers

	AMOUNT OF THE EXPOSURE	COLLATERALS (1)			GUARANTEES (2)								TOTAL (1) + (2)
					CREDIT DERIVATIVES				ENGAGEMENTS				
		PROPERTIES	SECURITIES	OTHER ASSETS	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	
1. Secured exposures to banks:													
1.1 totally secured	200,127	-	-	200,127	-	-	-	-	-	-	-	-	200,127
1.2. partially secured	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Secured exposures to customers:													
2.1. totally secured	3,577	-	3,577		-	-	-	-	-	-	-	-	3,577
2.2. partially secured	18,083	-	-	10,750	-	-	-	-	-				10,750

A.3.2 Secured off-balance-sheet exposures to banks and customers

	AMOUNT OF THE EXPOSURE	COLLATERALS (1)			GUARANTEES (2)								TOTAL (1) + (2)
					CREDIT DERIVATIVES				ENGAGEMENTS				
		PROPERTIES	SECURITIES	OTHER ASSETS	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	
1. Secured exposures to banks:													
1.1 totally secured	1,530	-	-	383	-	-	-	-	-	-	1,147	-	1,530
1.2. partially secured	3,033	-	-	-	-	-	-	-	-	-	519	169	688
2. Secured exposures to customers:													
2.1. totally secured	4,346	-	205	4,141	-	-	-	-	-	-	-	-	4,346
2.2. partially secured	6,558	-	-	2,489	-	-	-	-	-	-	-	-	2,489

The amount shown in the "Amount of the Exposure", in tables A.3.1. and A.3.2, column is the net exposure.

Classification of exposures as "totally secured" or "partially secured" is made by comparing the gross exposure with the amount of the contractually agreed security.

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

B. Distribution and concentration of loans

B.1 Breakdown of balance-sheet and off-balance-sheet exposures to customers by main business sector

	GOVERNMENTS AND CENTRAL BANKS			
EXPOSURES / COUNTERPARTIES	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Balance Sheet exposures				
A.1 Non-performing loans	-	-	-	-
A.2 Doubtful loans	-	-	-	-
A.3 Restructured exposures	-	-	-	-
A.4 Past-due loans	-	-	-	-
A.5 Other exposures	11,679,548	xxx	(54)	11,679,494
Total A	**11,679,548**	**-**	**(54)**	**11,679,494**
B. Off-balance sheet exposures				
B.1 Non-performing loans	-	-	-	-
B.2 Doubtful loans	-	-	-	-
B.3 Other impaired assets	-	-	-	-
B.4 Other exposures	-	xxx	-	-
Total B	**-**	**-**	**-**	**-**
Total 12.31.2008	**11,679,548**	**-**	**(54)**	**11,679,494**
Total 12.31.2007	**957,479**	**-**	**-**	**957,479**

Continued: B.1 Breakdown of balance-sheet and off-balance-sheet exposures to customers by main business sector

	INSURANCE COMPANIES			
EXPOSURES / COUNTERPARTIES	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Balance Sheet exposures				
A.1 Non-performing loans	-	-	-	-
A.2 Doubtful loans	-	-	-	-
A.3 Restructured exposures	-	-	-	-
A.4 Past-due loans	-	-	-	-
A.5 Other exposures	55,448	xxx	(47)	55,401
Total A	**55,448**	**-**	**(47)**	**55,401**
B. Off-balance sheet exposures				
B.1 Non-performing loans	-	-	-	-
B.2 Doubtful loans	-	-	-	-
B.3 Other impaired assets	-	-	-	-
B.4 Other exposures	-	xxx	-	-
Total B	**-**	**-**	**-**	**-**
Total 12.31.2008	**55,448**	**-**	**(47)**	**55,401**
Total 12.31.2007	**108,536**	**-**	**-**	**108,536**

OTHER PUBLIC ENTITIES				FINANCIAL COMPANIES			
GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
461	(461)	-	-	36,278	(36,278)	-	-
125,149	(38,277)	-	86,872	-	-	-	-
-	-	-	-	-	-	-	-
1,084	(1,084)	-	-	-	-	-	-
33,596	xxx	(14)	33,582	32,065,350	xxx	(13,999)	32,051,351
160,290	**(39,822)**	**(14)**	**120,454**	**32,101,628**	**(36,278)**	**(13,999)**	**32,051,351**
-	-	-	-	-	-	-	-
19,124	(1,676)	-	17,448	-	-	-	-
-	-	-	-	-	-	-	-
-	xxx	-	-	7,950,234	xxx	(504,534)	7,445,700
19,124	**(1,676)**	**-**	**17,448**	**7,950,234**	**-**	**(504,534)**	**7,445,700**
179,414	**(41,498)**	**(14)**	**137,902**	**40,051,862**	**(36,278)**	**(518,533)**	**39,497,051**
37,381	**(14,285)**	**(62)**	**23,034**	**29,106,353**	**(141,053)**	**(314,920)**	**28,650,380**

NON-FINANCIAL COMPANIES				OTHER BORROWERS			
GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
466,334	(318,002)	-	148,332	1,067	(790)	-	277
12,851	(7,973)	-	4,878	-	-	-	-
479	(426)	-	53	-	-	-	-
-	-	-	-	-	-	-	-
5,391,335	xxx	(27,845)	5,363,490	40,619	xxx	(301)	40,318
5,870,999	**(326,401)**	**(27,845)**	**5,516,753**	**41,686**	**(790)**	**(301)**	**40,595**
971	(971)	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
3,633,285	xxx	-	3,633,285	940,970	xxx	(1,696)	939,274
3,634,256	**(971)**	**-**	**3,633,285**	**940,970**	**-**	**(1,696)**	**939,274**
9,505,255	**(327,372)**	**(27,845)**	**9,150,038**	**982,656**	**(790)**	**(1,997)**	**979,869**
7,829,464	**(2,572,892)**	**(11,152)**	**5,245,420**	**8,269,658**	**(531,394)**	**(632)**	**7,737,632**

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

B.3 Breakdown of balance-sheet and off-balance-sheet exposures to customers by area

EXPOSURES / GEOGRAPHICAL AREAS	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. Balance Sheet exposure										
A.1 Non-performing loans	447,494	135,974	33,545	12,021	16,255	-	5,458	62	1,388	552
A.2 Doubtful loans	125,149	86,872	12,663	4,823	-	-	-	-	188	55
A.3 Restructured exposures	-	-	479	53	-	-	-	-	-	-
A.4 Past-due loans	-	-	-	-	1,084	-	-	-	-	-
A.5 Other exposures	42,386,690	42,378,401	5,304,732	5,284,797	1,218,825	1,207,397	283,695	281,104	71,954	71,937
Total A	**42,959,333**	**42,601,247**	**5,351,419**	**5,301,694**	**1,236,164**	**1,207,397**	**289,153**	**281,166**	**73,530**	**72,544**
B. Off-balance sheet exposure										
B.1 Non-performing loans	-	-	-	-	971	-	-	-	-	-
B.2 Doubtful loans	19,124	17,448	-	-	-	-	-	-	-	-
B.3 Other impaired assets	-	-	-	-	-	-	-	-	-	-
B.4 Other exposures	6,827,727	6,321,497	2,837,834	2,837,834	2,712,806	2,712,806	145,217	145,217	905	905
Total B	**6,846,851**	**6,338,945**	**2,837,834**	**2,837,834**	**2,713,777**	**2,712,806**	**145,217**	**145,217**	**905**	**905**
Total 12.31.2008	**49,806,184**	**48,940,192**	**8,189,253**	**8,139,528**	**3,949,941**	**3,920,203**	**434,370**	**426,383**	**74,435**	**73,449**
Total 12.31.2007	**38,279,041**	**34,320,561**	**5,341,711**	**5,333,884**	**2,841,533**	**2,754,173**	**233,229**	**227,575**	**87,279**	**86,288**

B.4 Breakdown of balance-sheet and off-balance-sheet exposures to banks by area

EXPOSURES / GEOGRAPHICAL AREAS	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. Balance Sheet exposure										
A.1 Non-performing loans	-	-	4,144	414	283	26	-	-	-	-
A.2 Doubtful loans	-	-	-	-	-	-	-	-	-	-
A.3 Restructured exposures	-	-	-	-	-	-	-	-	-	-
A.4 Past-due loans	-	-	-	-	-	-	-	-	-	-
A.5 Other exposures	177,101,784	177,101,783	33,556,923	33,556,638	447,713	447,397	667,695	667,337	105,503	105,456
Total A	**177,101,784**	**177,101,783**	**33,561,067**	**33,557,052**	**447,996**	**447,423**	**667,695**	**667,337**	**105,503**	**105,456**
B. Off-balance sheet exposure										
B.1 Non-performing loans	-	-	-	-	-	-	-	-	-	-
B.2 Doubtful loans	-	-	-	-	-	-	-	-	-	-
B.3 Other impaired assets	-	-	-	-	-	-	-	-	-	-
B.4 Other exposures	18,270,425	18,266,025	31,827,874	31,827,391	451,966	451,010	560,454	559,345	607,598	607,215
Total B	**18,270,425**	**18,266,025**	**31,827,874**	**31,827,391**	**451,966**	**451,010**	**560,454**	**559,345**	**607,598**	**607,215**
Total 12.31.2008	**195,372,209**	**195,367,808**	**65,388,941**	**65,384,443**	**899,962**	**898,433**	**1,228,149**	**1,226,682**	**713,101**	**712,671**
Total 12.31.2007	**162,645,336**	**162,641,236**	**51,247,705**	**51,246,875**	**1,060,593**	**1,060,156**	**1,060,578**	**1,059,617**	**293,166**	**292,786**

C. Securisation and sale transactions

C.1 Securisation Transactions

QUALITATIVE INFORMATION

No new securitization transactions were undertaken in 2008.

Securities worth €5,336 million were purchased and recognized as loans and receivables with customers; these originated from the securitizations of Group companies, viz. Locat S.p.A. (now UniCredit Leasing S.p.A.), UniCredit Banca per la Casa S.p.A. (now UniCredit Consumer Financing Bank S.p.A.) and HVB AG.

Accordingly the holding of securities eligible for refinancing with Banca d'Italia increased, raising UniCredit's counterbalancing capacity. Also part of the portfolio are:

- securitization transactions bought the previous year from Capitalia (Trevi Finance, Trevi Finance 2, Trevi Finance 3, Entasi, Caesar Finance and Caesar Finance 2000);

- Fonspa securitizations and third-party securitizations recognized as "Available for sale financial assets" and "Loans and receivables with customers", of which €937 million were originated by Group companies.

STRATEGIES, PROCESSES AND GOALS:	The goal of the transactions was largely to finance non-performing loan portfolios, diversify sources of funding, improve asset quality and enhance the portfolio with management focused on recovery transactions.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	The securitization portfolio is monitored on an ongoing basis as a part of servicing activities and is recorded in quarterly reports with a breakdown of loan status and the trend of recoveries.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Reporting related to the monitoring of portfolio collections takes the form of a report to senior management and the Board of Directors.
HEDGING POLICIES:	Special purpose vehicles enter into IRS and interest rate cap contracts in order to hedge structure-related risk and risk due to the difference between the variable-rate return for the securities issued and the return anticipated from recoveries from the portfolio acquired.
OPERATING RESULTS:	At year-end 2008 profits from existing transactions largely reflected the impact of cash flows from collections for the original defaulting loan portfolio. To be specific, collections for the year totaled € 138.81 million (€ 36.77 million for Trevi Finance, € 53.41million for Trevi 2 and € 48.63 million for Trevi 3).

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

NAME	TREVI FINANCE		TREVI FINANCE 2	
Type of securitisation:	traditional		traditional	
Originator:	Banca di Roma S.p.A		Banca di Roma S.p.A. 89%, Mediocredito di Roma S.p.A. 11%	
Issuer:	Trevi Finance S.p.A.		Trevi Finance N. 2 S.p.A.	
Servicer:	UniCredit S.p.A.		UniCredit S.p.A.	
Arranger:	Finanziaria Internazionale securitization Group S.p.a. PARIBAS		Finanziaria Internazionale securitization Group S.p.a., BNP Paribas Group, Banca di Roma S.p.A.	
Target transaction:	Funding		Funding	
Type of asset:	ordinary loans - mortgage loans		ordinary loans - mortgage loans	
Quality of asset:	non performing	special purpose loan	non performing	special purpose loan
Closing date:	07. 21.1999		04.20.2000	
Nominal Value of disposal portfolio:	€ 2,689,000,000	€ 94,000,000	€ 2,425,000,000	€ 98,000,000
Guarantees issued by the Bank:	Redemption of mezzanine securities C1 and C2 in issue		Redemption of mezzanine securities in issue	
Guarantees issued by Third Parties:	-		ABN AMRO engagement for € 250,000,000 to guarantee the line of credit	
Bank Lines of Credit:	€ 438,189,898 to the vehicle to support its liquidity		€ 380,000,000 to the vehicle to support its liquidity	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	The principal amount of the D-class security underwritten by the Bank is guaranteed to maturity by zero coupon bonds issued by primary supranational and/or governmental institutions. The value of these collateral securities as at 12.31.2008 was € 152,714,510.11.		The principal amount of the D-class security, fully acquired by Capitalia SpA (now UniCredit SpA) in the context of the partial non-proportional spin-off of MCC to Capitalia, is guaranteed up to its maturity by zero coupon bonds issued by primary supranational and/or governmental institutions. The value of these collateral securities as at 12.31.2008 was € 160,871,986.63.	
Rating Agencies:	Moody's / Duff & Phelps / Fitch			
Amount of CDS or other supersenior risk transferred:	-		-	
Amount and Conditions of tranching:				
. ISIN	XS0099839887	XS0099847633	XS0110624409	XS0110624151
. Type of security	Senior	Mezzanine	Senior	Senior
. Class	A	B	A	B
. Rating	-	Aaa/A-/AAA	-	-
. Nominal value issued	€ 620,000,000	€ 155,000,000	€ 650,000,000	€ 200,000,000
. Nominal value at the end of accounting period	-	-	-	-
. ISIN	XS0099850934	XS0099856899	XS0110774808	XS0110770483
. Type of security	Mezzanine	Mezzanine	Mezzanine	Junior
. Class	C1	C2	C	D
. Rating	n.r.	n.r.	n.r.	n.r.
. Nominal value issued	€ 206,500,000	€ 210,700,000	€ 355,000,000	€ 414,378,178
. Nominal value at the end of accounting period	€ 206,500,000	€ 357,632,958	€ 639,161,452	€ 414,378,178 (from 2/06/2009 € 217,499,114)
. ISIN	IT0003364228			
. Type of security	Junior			
. Class	D			
. Rating	n.r.			
. Nominal value issued	€ 343,200,000			
. Nominal value at the end of accounting period	€ 343,200,000 (from 02/18/2009 € 173,255,572)			

NAME	TREVI FINANCE 3		ENTASI	
Type of securitisation:	traditional		traditional	
Originator:	Banca di Roma S.p.A. 92.2%, Mediocredito Centrale S.p.A. 5.2% Leasing Roma S.p.A. 2.6%		Banca di Roma S.p.A	
Issuer:	Trevi Finance N. 3 Srl		Entasi Srl	
Servicer:	UniCredit S.p.A.		UniCredit S.p.A.	
Arranger:	Finanziaria Internazionale securitization Group S.p.A. ABN AMRO, MCC S.p.A.		Capitalia S.p.A.	
Target transaction:	Funding		Funding	
Type of asset:	Ordinary loans - mortgage loans		Collateralised bond obligation	
Quality of asset:	non performing	special purpose loan	Trevi Finance 3 classes C1 and C2 securities	
Closing date:	05.25.2001		06.28.2001	
Nominal Value of disposal portfolio:	€ 2,745,000,000	€ 102,000,000	€ 320,000,000	
Guarantees issued by the Bank:	Redemption of mezzanine securities in issue		Commitment in case of events entitling to early redemption of securities in issue or to the repurchase of Trevi Finance 3 notes at a price sufficient to redeem Entasi securities. The same commitment applies if Trevi Finance 3 exercises the early redemption option of C1 securities.	
Guarantees issued by Third Parties:	ABN AMRO engagement for €275,000,000 to guarantee the line of credit		-	
Bank Lines of Credit:	€355,000,000 to the vehicle company in order to support its liquidity			
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	The principal amount of the D-class security underwritten by the Bank is guaranteed up to its maturity by zero coupon bonds issued by primary supranational and/or governmental institutions. The value of these collateral securities as at 12.31.2008 was € 160,350,877.85. The C1 and C2 classes were fully underwritten by the Bank and then restructured for their disposal. These securities were sold (for a nominal amount of €320 milllion) to Entasi Srl, which placed them in the market with institutional investors.		As at 12.31.2008 the portfolio of UniCredit S.p.A. (former Capitalia S.p.A.) includes ENTASI securities with a face value of € 110,087,000.	
Rating Agencies:	Moody's / S&P / Fitch		Moody's	
Amount of CDS or other supersenior risk transferred:	-		-	
Amount and Conditions of tranching:			ENTASI Series 2001-1	ENTASI Series 2001-2
. ISIN	XS0130116568	XS0130117020	IT0003142996	IT0003143028
. Type of security	Senior	Mezzanine	Senior	Senior
. Class	A	B	Serie 1	Serie 2
. Rating	Aaa/AAA/AAA	Aa1/A-/AA-	A1	A1
. Nominal value issued	€ 600,000,000	€ 150,000,000	€ 160,000,000	€ 160,000,000
. Nominal value at the end of accounting period	€ 8,502,000	€ 150,000,000	€ 160,000,000	€ 160,000,000
. ISIN	XS0130117459	XS0130117616		
. Type of security	Mezzanine	Mezzanine		
. Class	C1	C2		
. Rating	-	-		
. Nominal value issued	€ 160,000,000	€ 160,000,000		
. Nominal value at the end of accounting period	€ 286,245,821	€ 282,648,438		
. ISIN	IT0003355911			
. Type of security	Junior			
. Class	D			
. Rating	n,r,			
. Nominal value issued	€ 448,166,000			
. Nominal value at the end of accounting period	€ 448,166,000			

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

STRATEGIES, PROCESSES AND GOALS:	The goal of the transactions was largely to finance portfolios, diversify sources of funding and improve asset quality.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	The securitization portfolio is monitored on an ongoing basis by the servicing company and is recorded in quarterly reports with a breakdown of security status and the trend of repayments.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Reporting produced by servicing companies on the monitoring of portfolio collections is forwarded to senior management and the Board of Directors.
HEDGING POLICIES:	Special purpose vehicles enter into IRS contracts in order to hedge rate risk related to the structure of underlying securities.
OPERATING RESULTS:	The results achieved up to the present are broadly in line with expectations; payments received from the portfolio acquired ensured punctual and full payment to security holders and other parties to the transaction.

NAME	CAESAR FINANCE		CAESAR FINANCE 2000	
Type of securitisation:	traditional		traditional	
Originator:	Banca di Roma S.p.A		Banca di Roma S.p.A	
Issuer:	Caesar Finance S.A.		Caesar Finance 2000 S.A.	
Servicer:	Bank of New York		Bank of New York	
Arranger:	Donaldson, Lufkin & Jenrette		Banca di Roma S.p.A - Donaldson, Lufkin & Jenrette - Mittel Capital Markets	
Target transaction:	Funding		Funding	
Type of asset:	Collateralised bond obligation		Collateralised bond obligation	
Quality of asset:	performing		performing	
Closing date:	11.5.1999		06.02.2000	
Nominal Value of disposal portfolio:	€ 360,329,000		€ 500,000,000	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		-	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		-	
Rating Agencies:	Fitch / Moody's		-	
Amount of CDS or other supersenior risk transferred:	-		-	
Amount and Conditions of tranching:				
. ISIN	XS0103928452	XS0103929773	XS0112001762	XS0112001929
. Type of security	Senior	Junior	Senior	Mezzanine
. Class	A	B	A	B
. Rating	AAA/Aaa	n.r.	-	-
. Nominal value issued	€ 270,000,000	€ 90,329,000	€ 410,000,000	€ 39,000,000
. Nominal value at the end of accounting period	-	€ 79,502,166	-	-
. ISIN			XS0112002653	
. Type of security			Junior	
. Class			C	
. Rating			n.r.	
. Nominal value issued			€ 51,000,000	
. Nominal value at the end of accounting period			€ 51,000,000	

QUANTITATIVE INFORMATION

C.1.1 Exposure resulting from securitisation transactions broken down by quality of underlying assets

	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
QUALITY OF UNDERLYING ASSETS / EXPOSURES	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**115,296**	**109,103**	**270,178**	**264,622**	**578,364**	**602,282**
a) Impaired	-	-	270,178	264,622	510,774	535,312
b) Other	115,296	109,103	-	-	67,590	66,970
B. With third-party underlying assets:	**6,322,590**	**6,310,079**	**41,476**	**27,092**	**15,752**	**14,088**
a) Impaired	-	-	-	-	-	-
b) Other	6,322,590	6,310,079	41,476	27,092	15,752	14,088

Continued: (C.1.1 Exposure resulting from securitisation transactions broken down by quality of underlying assets)

	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
QUALITY OF UNDERLYING ASSETS / EXPOSURES	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**-**	**-**	**557,358**	**94,302**	**-**	**-**
a) Impaired	-	-	557,358	94,302	-	-
b) Other	-	-	-	-	-	-
B. With third-party underlying assets:	**-**	**-**	**55,000**	**55,000**	**-**	**-**
a) Impaired	-	-	-	-	-	-
b) Other	-	-	55,000	55,000	-	-

Continued: (C.1.1 Exposure resulting from securitisation transactions broken down by quality of underlying assets)

	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
QUALITY OF UNDERLYING ASSETS / EXPOSURES	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**-**	**-**	**720,918**	**667,317**	**-**	**-**
a) Impaired	-	-	720,918	667,317	-	-
b) Other	-	-	-	-	-	-
B. With third-party underlying assets:	**-**	**-**	**-**	**-**	**-**	**-**
a) Impaired	-	-	-	-	-	-
b) Other	-	-	-	-	-	-

Part E) Risks and Hedging Policies (Continued)

C.1.2 - Exposure resulting from the main "in-house" securitisation transactions broken down by type of securitised asset and by type of exposure

	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A. Totally derecognised	**109,103**	**-**	**264,622**	**-**	**602,282**	**-**
A.1 TREVI FINANCE Credit - Land Mortgage Loans	-	-	45,288	-	159,004	-
A.2 TREVI FINANCE 2 Credit - Land Mortgage Loans	-	-	219,334	-	183,896	-
A.3 TREVI FINANCE 3 Credit - Land Mortgage Loans	-	-	-	-	192,412	-
A.4 ENTASI Collateralised bond obligation	109,103	-	-	-	-	-
A.5 CAESAR FINANCE Collateralised bond obligation	-	-	-	-	59,167	-
A.6 CAESAR FINANCE 2000 Collateralised bond obligation	-	-	-	-	7,803	-
B. Partially derecognised	**-**	**-**	**-**	**-**	**-**	**-**
C. Non-derecognised	**-**	**-**	**-**	**-**	**-**	**-**

Continued: (C.1.2 - Exposure resulting from the main "in-house" securitisation transactions broken down by type of securitised asset and by type of exposure)

	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
A. Totally derecognised	**-**	**-**	**94,302**	**-42,858**	**-**	**-**
A.1 TREVI FINANCE Credit - Land Mortgage Loans	-	-	7,655	-1,535	-	-
A.2 TREVI FINANCE 2 Credit - Land Mortgage Loans	-	-	-	-	-	-
A.3 TREVI FINANCE 3 Credit - Land Mortgage Loans	-	-	86,647	-41,323	-	-
A.4 ENTASI Collateralised bond obligation	-	-	-	-	-	-
A.5 CAESAR FINANCE Collateralised bond obligation	-	-	-	-	-	-
A.6 CAESAR FINANCE 2000 Collateralised bond obligation	-	-	-	-	-	-
B. Partially derecognised	-	-	-	-	-	-
C. Non-derecognised	-	-	-	-	-	-

Continued: (C.1.2 - Exposure resulting from the main "in-house" securitisation transactions broken down by type of securitised asset and by type of exposure)

TYPE OF SECURITISED ASSETS / EXPOSURE	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
A. Totally derecognised	**-**	**-**	**667,317**	**-**	**-**	**-**
A.1 TREVI FINANCE Credit - Land Mortgage Loans	-	-	189,695	-	-	-
A.2 TREVI FINANCE 2 Credit - Land Mortgage Loans	-	-	247,113	-	-	-
A.3 TREVI FINANCE 3 Credit - Land Mortgage Loans	-	-	230,509	-	-	-
A.4 ENTASI Collateralised bond obligation	-	-	-	-	-	-
A.5 CAESAR FINANCE Collateralised bond obligation	-	-	-	-	-	-
A.6 CAESAR FINANCE 2000 Collateralised bond obligation	-	-	-	-	-	-
B. Partially derecognised	-	-	-	-	-	-
C. Non-derecognised	-	-	-	-	-	-

Part E) Risks and Hedging Policies (Continued)

C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure (*)

	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A.1 AUGUSTO CL. A1 - 2 em. (^) - Public works and mortgage loans	4,677	-	-	-	-	-
A.2 AUGUSTO CL. A2 - 1 em. (^) - Public works and mortgage loans	-	-	-	-	12,103	-
A.3 BIPCA CORDUSIO RMBS CL. A1 - Private Mortgage Loans	666,393	-	-	-	-	-
A.4 BIPCA CORDUSIO RMBS CL. A2 - Private Mortgage Loans	185,527	-	-	-	-	-
A.5 CORDUSIO RMBS 1 CL. A2 - Private Mortgage Loans	69,125	-	-	-	-	-
A.6 CORDUSIO RMBS 2 CL. A2 - Private Mortgage Loans	32,901	-	-	-	-	-
A.7 CORDUSIO RMBS 3 CL. A2 - Private Mortgage Loans	36,905	-	-	-	-	-
A.8 CORDUSIO RMBS 4 CL. A2 - Private Mortgage Loans	12,956	-	-	-	-	-
A.9 DIOCLEZIANO CL. A2 (^) - Public works and mortgage loans	41,549	-	-	-	-	-
A.10 EUROCONNECT ISSUER LC 2007-1 CL. A - Corporate Loans	43,135	-7,585	-	-	-	-
A.11 EUROCONNECT ISSUER LC 2007-1 CL. B - Corporate Loans	-	-	10,203	-5,603	-	-
A.12 EUROCONNECT ISSUER LC 2007-1 CL. C - Corporate Loans	-	-	5,698	-4,974	-	-
A.13 EUROCONNECT ISSUER LC 2007-1 CL. D - Corporate Loans	-	-	5,410	-5,130	-	-
A.14 F-E PERSONAL LOANS 2003-1 CL. B - Personal loans gurarанteed by salary	982	-	-	-	-	-
A.15 GELDILUX TS 2005 CL.A - Private loans	136,824	-	-	-	-	-
A.16 GELDILUX TS 2007 CL. A - Private loans	63,509	-	-	-	-	-
A.17 GELDILUX TS 2008 CL. A2 - Private loans	403,144	-	-	-	-	-
A.18 HELICONUS - Private Mortgage loans	8,569	-1,016	-	-	-	-
A.19 LOCAT SV - Serie 1 2008 CL. A1 - Car / Equipments / Real Estate leasing	551,157	-	-	-	-	-
A.20 LOCAT SV - Serie 1 2008 CL.A2 - Car / Equipments / Real Estate leasing	1,594,346	-	-	-	-	-
A.21 LOCAT SV - Serie 2 2008 Cl. A - Car / Equipments / Craft / Real Estate leasing	2,305,525	-	-	-	-	-
A.22 LOCAT SV - Serie 2006 - Car / Equipments / Real Estate leasing	69,099	-	-	-	-	-
A.23 LOCAT Securitization Vehicle 2 - Car / Equipments / Real Estate leasing	60,924	-	-	-	-	-
A.24 LOCAT SV Serie 2005 - Car / Equipments / Real Estate leasing	18,492	-	-	-	-	-
A.25 SCIP 2 (B2) - Public agency loans (Real Estate)	-	-	5,781	-1,249	-	-
A.26 OTHER 6 EXPOSURES	4,340	13	-	-	1,985	-1,761

(*) list of details for exposures over € 3 million.
(^) securitisation ex Fonspa.

Continued: (C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure)*

	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
A.1 AUGUSTO CL. A1 - 2 em. (^) - Public works and mortgage loans	-	-	-	-	-	-
A.2 AUGUSTO CL. A2 - 1 em. (^) - Public works and mortgage loans	-	-	-	-	-	-
A.3 BIPCA CORDUSIO RMBS CL. A1 - Private Mortgage Loans	-	-	-	-	-	-
A.4 BIPCA CORDUSIO RMBS CL. A2 - Private Mortgage Loans	-	-	-	-	-	-
A.5 CORDUSIO RMBS 1 CL. A2 - Private Mortgage Loans	-	-	-	-	-	-
A.6 CORDUSIO RMBS 2 CL. A2 - Private Mortgage Loans	-	-	-	-	-	-
A.7 CORDUSIO RMBS 3 CL. A2 - Private Mortgage Loans	-	-	-	-	-	-
A.8 CORDUSIO RMBS 4 CL. A2 - Private Mortgage Loans	-	-	-	-	-	-
A.9 DIOCLEZIANO CL. A2 (^) - Public works and mortgage loans	-	-	-	-	-	-
A.10 EUROCONNECT ISSUER LC 2007-1 CL. A - Corporate Loans	-	-	-	-	-	-
A.11 EUROCONNECT ISSUER LC 2007-1 CL. B - Corporate Loans	-	-	-	-	-	-
A.12 EUROCONNECT ISSUER LC 2007-1 CL. C - Corporate Loans	-	-	-	-	-	-
A.13 EUROCONNECT ISSUER LC 2007-1 CL. D - Corporate Loans	-	-	-	-	-	-
A.14 F-E PERSONAL LOANS 2003-1 CL. B - Personal loans gururanteed by salary	-	-	55,000	-	-	-
A.15 GELDILUX TS 2005 CL.A - Private loans	-	-	-	-	-	-
A.16 GELDILUX TS 2007 CL. A - Private loans	-	-	-	-	-	-
A.17 GELDILUX TS 2008 CL. A2 - Private loans	-	-	-	-	-	-
A.18 HELICONUS - Private Mortgage loans	-	-	-	-	-	-
A.19 LOCAT SV - Serie 1 2008 CL. A1 - Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.20 LOCAT SV - Serie 1 2008 CL.A2 - Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.21 LOCAT SV - Serie 2 2008 Cl. A - Car / Equipments / Craft / Real Estate leasing	-	-	-	-	-	-
A.22 LOCAT SV - Serie 2006 - Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.23 LOCAT Securitization Vehicle 2 - Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.24 LOCAT SV Serie 2005 - Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.25 SCIP 2 (B2) - Public agency loans (Real Estate)	-	-	-	-	-	-
A.26 OTHER 6 EXPOSURES	-	-	-	-	-	-

(*) list of details for exposures over € 3 million.
(^) securitisation ex Fonspa.

Part E) Risks and Hedging Policies (Continued)

Continued: (C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure)*

TYPE OF SECURITISED ASSETS / EXPOSURE	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
A.1 AUGUSTO CL. A1 - 2 em. (^) - Public works and mortgage loans	-	-	-	-	-	-
A.2 AUGUSTO CL. A2 - 1 em. (^) - Public works and mortgage loans	-	-	-	-	-	-
A.3 BIPCA CORDUSIO RMBS CL. A1 - Private Mortgage Loans	-	-	-	-	-	-
A.4 BIPCA CORDUSIO RMBS CL. A2 - Private Mortgage Loans	-	-	-	-	-	-
A.5 CORDUSIO RMBS 1 CL. A2 - Private Mortgage Loans	-	-	-	-	-	-
A.6 CORDUSIO RMBS 2 CL. A2 - Private Mortgage Loans	-	-	-	-	-	-
A.7 CORDUSIO RMBS 3 CL. A2 - Private Mortgage Loans	-	-	-	-	-	-
A.8 CORDUSIO RMBS 4 CL. A2 - Private Mortgage Loans	-	-	-	-	-	-
A.9 DIOCLEZIANO CL. A2 (^) - Public works and mortgage loans	-	-	-	-	-	-
A.10 EUROCONNECT ISSUER LC 2007-1 CL. A - Corporate Loans	-	-	-	-	-	-
A.11 EUROCONNECT ISSUER LC 2007-1 CL. B - Corporate Loans	-	-	-	-	-	-
A.12 EUROCONNECT ISSUER LC 2007-1 CL. C - Corporate Loans	-	-	-	-	-	-
A.13 EUROCONNECT ISSUER LC 2007-1 CL. D - Corporate Loans	-	-	-	-	-	-
A.14 F-E PERSONAL LOANS 2003-1 CL. B - Personal loans gurarанteed by salary	-	-	-	-	-	-
A.15 GELDILUX TS 2005 CL.A - Private loans	-	-	-	-	-	-
A.16 GELDILUX TS 2007 CL. A - Private loans	-	-	-	-	-	-
A.17 GELDILUX TS 2008 CL. A2 - Private loans	-	-	-	-	-	-
A.18 HELICONUS - Private Mortgage loans	-	-	-	-	-	-
A.19 LOCAT SV - Serie 1 2008 CL. A1 - Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.20 LOCAT SV - Serie 1 2008 CL.A2 - Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.21 LOCAT SV - Serie 2 2008 Cl. A - Car / Equipments / Craft / Real Estate leasing	-	-	-	-	-	-
A.22 LOCAT SV - Serie 2006 - Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.23 LOCAT Securitization Vehicle 2 - Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.24 LOCAT SV Serie 2005 - Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.25 SCIP 2 (B2) - Public agency loans (Real Estate)	-	-	-	-	-	-
A.26 OTHER 6 EXPOSURES	-	-	-	-	-	-

(*) list of details for exposures over € 3 million.
(^) securitisation ex Fonspa.

C.1.4 Exposure resulting from securitisation transactions broken down by portfolio and type

EXPOSURE / PORTFOLIO	TRADING	DESIGNATED AT FAIR VALUE	AVAILABLE FOR SALE	HELD-TO-MATURITY	LOANS	12.31.2008 TOTAL	12.31.2007 TOTAL
1. Balance-sheet exposures	**-**	**-**	**182,252**	**-**	**7,145,016**	**7,327,268**	**2,284,251**
- Senior	-	-	160,941	-	6,258,242	6,419,183	1,228,064
- Mezzanine	-	-	21,311	-	270,404	291,715	448,863
- Junior	-	-	-	-	616,370	616,370	607,324
2. Off-balance-sheet exposures	**-**	**-**	**-**	**-**	**816,618**	**816,618**	**1,090,782**
- Senior	-	-	-	-	-	-	-
- Mezzanine	-	-	-	-	816,618	816,618	1,090,782
- Junior	-	-	-	-	-	-	-

This table shows the carrying value only of exposures arising from in-house securitization for which the assets sold have been derecognized as well as securitizations carried out by others.

C.1.5 Securitised assets underlying junior securities or other forms of credit support

ASSET/SECURITIES	AMOUNT TRADITIONAL	AMOUNT SYNTHETIC
A. Own underlying assets:	**1,718,206**	**-**
A.1 Totally derecognised	1,718,206	X
1. Non-performing loans	1,157,093	X
2. Doubtful loans	-	X
3. Restructured exposures	-	X
4. Past-due exposures	-	X
5. Other assets	561,113	X
A.2 Partially derecognised	-	X
1. Non-performing loans	-	X
2. Doubtful loans	-	X
3. Restructured exposures	-	X
4. Past-due exposures	-	X
5. Other assets	-	X
A.3 Non-derecognised	-	-
1. Non-performing loans	-	-
2. Doubtful loans	-	-
3. Restructured exposures	-	-
4. Past-due exposures	-	-
5. Other assets	-	-
B. Third party underlying assets:	**22,928**	**-**
B.1 Non-performing loans	70	-
B.2 Doubtful loans	375	-
B.3 Restructured exposures	-	-
B.4 Past-due exposures	-	-
B.5 Other assets	22,483	-

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

C.1.6 Stakes in special purpose vehicles

NAME	HEADQUARTERS	STAKE %
Augusto S.r.L.	Milan - Via Pontaccio, 10	5%
Colombo S.r.L.	Milan - Via Pontaccio, 10	5%
Diocleziano S.r.L	Milan - Via Pontaccio, 10	5%
Entasi S.r.l.	Rome - Largo Chigi 5	100%
Eurofinance 2000 S.r.l.	Rome - Largo Chigi 5	98.97%
Trevi Finance S.p.A.	Conegliano (TV) - via Vittorio Alfieri, 1	60%
Trevi Finance n. 2 S.p.A.	Conegliano (TV) - via Vittorio Alfieri, 1	60%
Trevi Finance n. 3 S.r.l.	Conegliano (TV) - via Vittorio Alfieri, 1	60%

C.1.7 Servicer activities – Collections of securitised loans and redemptions of securities issued by the special purpose vehicle

		SECURITISED ASSETS (YEAR END FIGURES)		LOANS COLLECTED DURING THE YEAR		PERCENTAGE OF SECURITIES REDEEMED (YEAR END FIGURES)					
						SENIOR		MEZZANINE		JUNIOR	
SERVICER	SPECIAL PURPOSE VEHICLE	IMPAIRED	PERFORMING	IMPAIRED	PERFORMING	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS
UniCredit S.p.A.	Trevi Finance S.p.A.	392,411	152,715	36,774	-	100.00%	-	27.90%	-	-	-
	Trevi Finance n. 2 S.p.A.	332,530	160,872	53,407	-	100.00%	-	-	-	-	-
	Trevi Finance n. 3 S.p.A.	432,151	160,351	48,628	-	79.00%	-	-	-	-	-
	Entasi S.r.l.	-	568,894	-	18,066	-	-	-	-	-	-

C.2 Sales Transactions

C.2.1 Financial assets sold and not derecognised

	FINANCIAL ASSETS HELD FOR TRADING			FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS			AVAILABLE FOR SALE FINANCIAL ASSETS			HELD-TO-MATURITY INVESTMENTS		
TYPE / PORTFOLIO	A	B	C	A	B	C	A	B	C	A	B	C
A. Balance-sheet assets	**3,624,094**	**-**	**-**	**-**	**-**	**-**	**750,320**	**-**	**-**	**3,676,599**	**-**	**-**
1. Debt securities	3,624,094	-	-	-	-	-	750,320	-	-	3,676,599	-	-
2. Equity securities	-	-	-	-	-	-	-	-	-	X	X	X
3. UCIS	-	-	-	-	-	-	-	-	-	X	X	X
4. Loans	-	-	-	-	-	-	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-	-	-	-	-	-	-
B. Derivatives	-	-	-	X	X	-	-	X	X	X	X	X
Total 12.31.2008	3,624,094	-	-	-	-	-	750,320	-	-	3,676,599	-	-
Total 12.31.2007	1,424,226	-	-	-	-	-	957,860	-	-	2,762,305	-	-

Continued: (C.2.1 Financial assets sold and not derecognised)

TYPE / PORTFOLIO	LOANS AND RECEIVABLES WITH BANKS			LOANS AND RECEIVABLES WITH CUSTOMERS			TOTAL	
	A	B	C	A	B	C	12.31.2008	12.31.2007
A. Balance-sheet assets	**6,920,858**	**-**	**-**	**1,594,345**	**-**	**-**	**16,566,216**	**5,954,414**
1. Debt securities	6,920,858	-	-	1,594,345	-	-	16,566,216	5,954,414
2. Equity securities	X	X	X	X	X	X	-	-
3. UCIS	X	X	X	X	X	X	-	-
4. Loans	-	-	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-	-	-
B. Derivatives	**X**	**X**	**X**	**X**	**X**	**X**	**-**	**-**
Total 12.31.2008	**6,920,858**	**-**	**-**	**1,594,345**	**-**	**-**	**16,566,216**	**-**
Total 12.31.2007	**-**	**-**	**-**	**810,023**	**-**	**-**	**-**	**5,954,414**

LEGEND:
A = Financial assets sold and fully recognised (carrying value)
B = Financial assets sold and partially recognised (carrying value)
C = Financial assets sold and partially recognised (total value)

C.2.2 Financial liabilities relating to financial assets sold and not derecognised

LIABILITIES / ASSET PORTFOLIOS	FINANCIAL ASSETS HEDL FOR TRADING	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS	AVAILABLE FOR SALE FINANCIAL ASSETS	HELD-TO-MATURITY INVESTMENTS	LOANS AND RECEIVABLES WITH BANKS	LOANS AND RECEIVABLES WITH CUSTOMERS	TOTAL
1. Deposits from customers	**1,436,332**	**-**	**-**	**561,596**	**400,343**	**-**	**2,398,271**
a) relating to fully recognised assets	1,436,332	-	-	561,596	400,343	-	2,398,271
b) relating to partially recognised assets	-	-	-	-	-	-	-
2. Deposits from Banks	**2,171,700**	**-**	**748,512**	**2,723,250**	**6,408,781**	**-**	**12,052,244**
a) relating to fully recognised assets	2,171,700	-	748,512	2,723,250	6,408,781	-	12,052,244
b) relating to partially recognised assets	-	-	-	-	-	-	-
Total 12.31.2008	**3,608,032**	**-**	**748,512**	**3,284,846**	**6,809,125**	**-**	**14,450,515**
Total 12.31.2007	**1,406,999**	**-**	**923,743**	**2,153,295**	**-**	**1,206,555**	**5,690,592**

Buy-Back Of Securitized Assets (Garda 1)

In 2008, on authorization by Banca d'Italia, the Garda Securitisation Series 2001-1 originated by Bipop-Carire S.p.A. and FinecoBank S.p.A. was closed out. The underlying assets had been derecognized by the originators as prescribed by the then ruling accounting principles.

The originators bought back the residual underlying mortgage loans at fair value.

The fair value of the loans outstanding at the buy-back date was €703 million (of which €240m relating to Fineco and €463m to Bipop).

These loans were recognized in the originators' accounts at face value less write-downs viz. €649 million (of which €214m relating to Fineco and €435 relating to Bipop) and the negative difference from the buy-back fair value, net of the tax effect, was €37 million (of which €17m relating to Fineco and €20m relating to Bipop) and was taken to equity.

The originators' equity benefited from a €12 million positive difference (of which €6m relating to Fineco and €6m to Bipop) – net of the tax effect – between redemption and carrying value of the bonds retained by the originators (and recognized in item 40 Available-for-sale financial assets) on initiating the securitizations now closed out.

Part E) Risks and Hedging Policies (Continued)

The net effect of closing out this securitization was a €14m reduction in shareholders' equity. Since Bipop Carire S.p.A. had been absorbed by UniCredit S.p.A., this amount was recognized in the accounts of the latter.

Information on Structured Credit Products and OTC Derivatives

The impairment losses of US subprime mortgages which began in the second half of 2007 caused a general widening of credit spreads and a gradual transformation of the securitized credits market into an illiquid market characterized by forced sales. This contributed significantly to the later difficulties in the financial markets, which are still in turmoil.

Given this situation the market's need for information on the exposures held by banks increased with structured credit products being traded directly or through SPVs. Already in 2007 UniCredit Group provided ample information on these products, on the operations of the conduits sponsored by it and on OTC derivatives, together with the principles followed to measure and manage risk.

In 2008, additionally, several international and Italian organisms and regulators (viz., the Financial Stability Forum, the CEBS – Committee of European Banking Supervisors, Banca d'Italia and CONSOB) published documents encouraging or requiring banks to increase disclosure of their investments in consolidated SPEs (Special Purpose Entities), structured credit products, OTC derivatives and fair value hedges, in accordance with a proposal based on current best practice for financial information.

Starting with its Consolidated First Half 2008 Report, the UniCredit Group therefore provided this information, which has been updated to December 31, 2008 in Part (E) of the Notes to the Consolidated Accounts, which please see for details.

Please see Section C.1 above for information on the Company's activity as originator and investor in securitizations.

The Company does not act as sponsor of proprietary conduits or other Group entities, nor does it have exposures to 'US subprime' financial instruments.

Information on OTC derivatives follows.

Trading Derivatives with Customers

The business model governing OTC derivatives trading with customers provides for centralization of market risk in the MIB Division, while credit risk is assumed by the Group company which, under the divisional or geographical segmentation model, manages the relevant customer's account.

The Group's operational model provides for customer trading derivatives business to be carried on, as part of each subsidiary's operational independence:

- by the Italian commercial banks that close transaction in OTC derivatives in order to provide non-institutional clients with products to manage currency, interest-rate and price risk. Under these transactions, the commercial banks transfer their market risks to the MIB Division by means of equal and opposite contracts, retaining only the relevant counterparty risk. The commercial banks also place or collect orders on behalf of others for investment products with embedded derivatives (e.g., structured bonds);

- by the MIB Division operating with large corporates and financial institutions, in respect of which it assumes and manages both market and counterparty risk;

- by HVB AG, BA-CA AG and Pekao, which transact business directly with their customers.

UniCredit Group trades OTC derivatives on a wide range of underlyings, e.g.: interest rates, currency rates, share prices and indexes, commodities (precious metals, base metals, petroleum and energy materials) and credit rights.

OTC derivatives offer considerable scope for personalization: new payoff profiles can be constructed by combining several OTC derivatives (for example, a plain vanilla IRS with one or more plain vanilla or exotic options). The risk and the complexity of the structures obtained in this manner depend on the respective characteristics of the components (reference parameters and indexation mechanisms) and the way in which they are combined.

Credit and market risk arising from OTC derivatives business is controlled by the Chief Risk Officer competence line (CRO) in the Parent and/or in the Division or subsidiary involved. This control is carried out by means of guidelines and policies covering risk management, measurement and control in terms of principles, rules and processes, as well as by setting VaR limits.

This business with non-institutional clients does not entail the use of margin calls, whereas with institutional counterparties (dealt with by the MIB Division) recourse may be made to credit risk mitigation techniques, for example "netting" and/or collateral agreements.

In addition to the information given in chapter 17 - Other Information – Fair Value of Part A) Accounting Policies, it should be noted that write-downs and write-backs of derivatives to take account of counterparty risk are determined in line with the procedure used to assess other credit exposure, specifically:

- performing exposure to non-institutional clients of the Italian commercial banks is valued in terms of PD (Probability of Default) and LGD (Loss Given Default), in order to obtain a value in terms of 'expected loss' to be used for items designated and measured at fair value;

- non-performing positions are valued in terms of estimated expected future cash flow according to specific indications of impairment (which are the basis for the calculation of the amount and timing of the cash flow).

The impact on the 2008 Income Statement of write-downs and write-backs of derivatives to take account of counterparty risk totaled a negative contribution of € 4 million related to write-downs of the net exposure towards Lehman Brothers (coverage ratio 90%).

Here follows the breakdown of balance-sheet asset item 20 "Financial assets held for trading" and of balance-sheet liability item 40 "Financial liability held for trading".

To make the distinction between customers and banking counterparties, the definition contained in Banca d'Italia Circular No. 262 of December 22, 2005 (which was used for the preparation of the accounts) was used as a reference.

Structured products were defined as derivative contracts that incorporate in the same instrument forms of contracts that generate exposure to several types of risk (with the exception of cross currency swaps) and/or leverage effects.

The balance of item 20 "Financial assets held for trading" with regard to derivative contracts totaled € 2,844 million (with a notional value of € 128,003 million) including € 652 million with customers, only referred to plain vanilla instruments (with a notional value of € 31,684 million). The notional value of derivatives with banking counterparties totaled € 96,319 million (fair value of € 2,192 million) including € 1,556 million related to structured derivatives (fair value of € 22 million).

The balance of item 40 "Financial liabilities held for trading" with regard to derivative contracts totaled € 3,800 million (with a notional value of € 96,357 million) including € 1,552 million with customers. The notional value of derivatives with customers amounted to € 39,833 million including € 39,630 million in plain vanilla (with a fair value of € 1,534 million) and € 203 million in structured derivatives (with a fair value of € 18 million). The notional value of derivatives with banking counterparties totaled € 56,523 million (fair value of € 2,248 million) including € 93 million related to structured derivatives (fair value of € 15 million).

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

Section 2 - Market risks

Please see Part E of these Notes for information on interest-rate and price sensitivity analysis.

2. 2 Interest rate risk - banking portfolio

QUANTITATIVE INFORMATION

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities Denomination currency: EUR

TYPE / MATURITY	ON DEMAND	UP TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	FROM 5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED TERM
1. Balance-sheet assets								
1.1 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	39,959,305	8,440,697	1,765,396	3,698,486	1,141,191	1,414,148	-
1.2 Loans to banks	63,764,718	78,442,267	4,928,517	279,462	2,162,536	19,026	-	7,295,262
1.3 Loans to customers								
- current accounts	72,736	450	-	-	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	188,403	21,890,872	1,363,721	384,185	1,399,020	2,115,965	1,991	148,547
2. Balance-sheet liabilities								
2.1 Deposits from customers								
- current accounts	763,508	664,457	8,268	9,363	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	320,761	2,073,586	4,376	90,377	30,853	952,439	261,388	-
2.2 Deposits from banks								
- current accounts	12,552,442	-	-	-	-	-	-	-
- other loans	77,607,803	39,464,729	4,686,883	3,162,012	11,777	70,293	759,710	-
2.3 Debt securities								
- with prepayment option	-	-	1,257	-	-	-	-	-
- other	355,043	55,850,857	11,923,611	11,730,696	17,753,548	6,243,307	1,214,323	-
2.4 Other liabilities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	-	-	-	-	-	-	-

Continued: 1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities Denomination currency: EUR

TYPE / MATURITY	ON DEMAND	UP TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	FROM 5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED TERM
3. Financial derivatives								
3.1 With underlying securities								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-			-	-	-
3.2 Without underlying security								
- Options								
+ Long positions	-	1,079,803	1,062,682	946,756	12,841,584	2,584,771	8,959	-
+ Short positions	-	1,083,982	1,065,444	946,756	12,896,300	2,584,771	8,959	-
- Other								
+ Long positions	-	30,584,738	1,734,307	5,857,306	25,690,932	10,329,603	1,507,175	-
+ Short positions	-	79,319,208	9,764,637	2,763,331	8,961,767	4,928,806	1,121,856	-

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities Denomination currency: USD

TYPE / MATURITY	ON DEMAND	UP TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	FROM 5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED TERM
1. Balance-sheet assets								
1.1 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	37,229	5,230	6,197	17,172	84,673	17,689	-
1.2 Loans to banks	617,317	4,062,529	439,497	52,784	204,340	-	-	-
1.3 Loans to customers								
- current accounts	33,564	119,981	-	-	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	71	151,775	82,669	121,696	614,134	130,115	68,544	62
2. Balance-sheet liabilities								
2.1 Deposits from customers								
- current accounts	61,832	609,147	-	-	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	4	591,302	3,790	57,532	2,200	-	-	-
2.2 Deposits from banks								
- current accounts	106,521	-	-	-	-	-	-	-
- other loans	2,877,002	8,740,889	387,982	29,910	442,810	544,403	-	-
2.3 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	9,584,123	1,166,584	372,899	334,018	2,689	-	-
2.4 Other liabilities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	-	-	-	-	-	-	-
3. Financial derivatives								
3.1 With underlying securities								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
3.2 Without underlying security								
- Options								
+ Long positions	-	3,762	2,492	-	52,131	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	22,628,574	1,442,793	1,205,727	1,055,575	578,429	-	-
+ Short positions	-	5,892,518	842,594	413,222	13,652	-	-	-

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities Denomination currency: Other currencies

TYPE / MATURITY	ON DEMAND	UP TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	FROM 5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED TERM
1. Balance-sheet assets								
1.1 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	127,116	-	-	-	-	-	-
1.2 Loans to banks	346,533	2,390,769	149,237	585	160,454	-	-	-
1.3 Loans to customers								
- current accounts	2,200	-	-	-	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	22,878	145,127	31,453	16,821	72,486	59,556	441	-
2. Balance-sheet liabilities								
2.1 Deposits from customers								
- current accounts	32,126	52,861	-	2,973	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	259	740,732	82,929	23,059	1,839	314,618	-	-
2.2 Deposits from banks								
- current accounts	254,596	-	-	-	-	-	-	-
- other loans	1,249,371	1,912,558	334,514	114,792	-	220,681	-	-
2.3 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	4,934,501	554,054	254,395	121,207	29,885	-	-
2.4 Other liabilities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	-	-	-	-	-	-	-
3. Financial derivatives								
3.1 With underlying securities								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	-	-			-	-	-
+ Short positions	-	-	-	-	-	-	-	-
3.2 Without underlying security								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	6,979,172	1,740,612	2,061,665	1,614,641	1,053,398	23,783	-
+ Short positions	-	2,929,518	86,685	539,896	408,983	-	-	-

This distribution is made on the basis of the period between the balance sheet date and the first following yield review date.

For fixed-rate transactions the residual life is the period from the balance sheet date to final maturity.

On balance sheet items are disclosed at their carrying value.

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

Derivatives are shown, under the double entry method, at settlement value for those with underlying securities and at the notional value for those without underlying securities.

Options are shown at their delta equivalent value

2. 4 Price Risk - Banking Portfolio

QUANTITATIVE INFORMATION

1. Banking portfolio: exposures in equity instruments and investment fund units

TYPES OF EXPOSURE / VALUES	CARRYING AMOUNT	
	LISTED	UNLISTED
A. Equity instruments	**45,739,489**	**25,154,966**
A.1 Shares	45,739,489	25,154,966
A.2 Innovative capital instruments	-	-
A.3 Other equity instruments	-	-
B. Investment fund units	**400,368**	**255,827**
B.1 Under Italian law	15,382	204,773
- harmonised open-ended	-	-
- non-harmonised open-ended	-	-
- closed-ended	15,382	188,518
- reserved	-	-
- speculative	-	16,255
B.2 Other EU countries	384,806	51,054
- harmonised	126,890	-
- non-harmonised open-ended	257,916	-
- non-harmonised closed-ended	-	51,054
B.3 Non-EU countries	180	-
- open-ended	180	-
- closed-ended	-	-
Total	**46,139,857**	**25,410,793**

2. 5 Exchange Rate Risk

QUANTITATIVE INFORMATION

1. Distribution of assets, liabilities and derivatives by currency

	VALUTE					
ITEMS	US DOLLAR	GB POUND	YEN	RENMINBI (YUAN)	SWISS FRANC	OTHER CURRENCIES
A. Financial assets						
A.1 Debt securities	169,716	-	-	-	-	126,440
A.2 Equity securities	1,372	150,599	-	-	578	26,737
A.3 Loans to banks	4,214,613	858,199	257,532	36,093	643,251	390,219
A.4 Loans to customers	1,426,457	85,375	8,065	169,083	10,991	141,122
A.5 Other financial assets	19	-	-	-	-	-
B. Other assets	44,275	30,968	3,111	-	5,402	16,361
C. Financial liabilities						
C.1 Deposits from banks	9,629,167	1,347,722	204,564	96,002	601,974	818,325
C.2 Deposits from customers	2,796,902	1,061,441	24,795	58,904	76,735	51,830
C.3 Debt securities in issue	11,570,551	6,707,598	746,789	-	82,041	197,000
D. Other liabilities	541,526	158,562	1,670	192	660	8,778
E. Financial derivatives						
- Options						
+ Long positions	66,272	-	-	-	-	-
+ Short positions	66,663	-	-	-	-	48,821
- Other derivatives						
+ Long positions	24,604,052	9,142,003	957,388	-	746,716	1,523,403
+ Short positions	5,150,093	882,514	256,778	-	643,185	1,040,967
Total assets	**30,526,776**	**10,267,144**	**1,226,096**	**205,176**	**1,406,938**	**2,224,282**
Total liabilities	**29,754,902**	**10,157,837**	**1,234,596**	**155,098**	**1,404,595**	**2,165,721**
Difference (+/-)	**771,874**	**109,307**	**(8,500)**	**50,078**	**2,343**	**58,561**

Derivatives are shown, under the double entry method, at settlement value for those with underlying securities and at the notional value for those without underlying securities.

Options are shown at their delta equivalent value.

All amounts are in euros.

Part E) Risks and Hedging Policies (Continued)

2. 6 Derivative Financial Instruments

A. FINANCIAL DERIVATIVES

A.1 Regulatory trading portfolio: end-of-period notional amounts and average

	BONDS AND INTEREST RATE INSTRUMENTS		EQUITY SECURITIES AND SHARE INDICES		EXCHANGE RATES AND GOLD	
TRANSACTION TYPES/UNDERLYING ASSETS	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreements	-	-	-	-	-	-
2. Interest rate swaps	-	116,048,946	-	-	-	-
3. Domestic currency swaps	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	63,667
5. Basis swaps	-	57,413,126	-	-	-	-
6. Stock index swaps	-	-	-	-	-	-
7. Commodity index swaps	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-
9. Cap options	-	423,481	-	-	-	-
- Purchased	-	253,011	-	-	-	-
- Issued	-	170,470	-	-	-	-
10. Floor options	-	82,540	-	-	-	-
- Purchased	-	-	-	-	-	-
- Issued	-	82,540	-	-	-	-
11. Other options	-	-	-	4,376,197	4,058,745	200,016
- Purchased	-	-	-	2,010,459	-	148,298
- Plain vanilla	-	-	-	1,559,796	-	148,298
- Exotic	-	-	-	450,663	-	-
- Issued	-	-	-	2,365,738	4,058,745	51,718
- Plain vanilla	-	-	-	1,916,472	4,058,745	51,718
- Exotic	-	-	-	449,266	-	-
12. Forwards	422,394	-	-	-	-	13,258,760
- Purchased	422,394	-	-	-	-	820,576
- Sold	-	-	-	-	-	1,009,996
- Currencies/Currencies	-	-	-	-	-	11,428,188
13. Other derivative contracts	-	-	-		-	-
Total	**422,394**	**173,968,093**	**-**	**4,376,197**	**4,058,745**	**13,522,443**
Average amounts	**959,969**	**248,358,189**	**251,561**	**27,201,778**	**1,352,915**	**26,497,704**

This table gives the notional values of financial derivatives classified in the regulatory trading book. Derivatives belonging to this portfolio may not be the same as derivatives classified in the held for trading portfolio for accounting purposes (see Table A.2.2).

OTHER UNDERLYING ASSETS		12.31.2008 TOTAL		12.31.2007 TOTAL	
LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
-	-	-	-	-	6,150,948
-	-	-	116,048,946	-	194,773,313
-	-	-	-	-	468,499
-	-	-	63,667	-	890,945
-	-	-	57,413,126	-	28,488,283
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	209,031	-
-	-	-	423,481	-	35,029,853
-	-	-	253,011	-	16,108,151
-	-	-	170,470	-	18,921,702
-	-	-	82,540	-	17,512,811
-	-	-	-	-	6,063,778
-	-	-	82,540	-	11,449,033
-	9,626	4,058,745	4,585,839	516,153	45,560,221
-	4,813	-	2,163,570	170,460	22,508,093
-	4,813	-	1,712,907	170,460	22,041,804
-	-	-	450,663	-	466,289
-	4,813	4,058,745	2,422,269	345,693	23,052,128
-	4,813	4,058,745	1,973,003	345,693	22,587,236
-		-	449,266	-	464,892
-	-	422,394	13,258,760	751	33,936,670
-	-	422,394	820,576	391	22,365,310
-	-	-	1,009,996	360	9,830,589
-	-	-	11,428,188	-	1,740,771
-	-	-	-	-	523,218
-	**9,626**	**4,481,139**	**191,876,359**	**725,935**	**363,334,761**
1,721	**5,427**	**2,566,166**	**302,063,098**	**749,255**	**206,067,974**

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

A.2 Banking book: end-of-period notional amounts

A.2.1 Hedging derivatives

TRANSACTION TYPES/UNDERLYING ASSETS	BONDS AND INTEREST RATE INSTRUMENTS		EQUITY SECURITIES AND SHARE INDICES		EXCHANGE RATES AND GOLD	
	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreements	-	-	-	-	-	-
2. Interest rate swaps	-	46,554,253	-	-	-	-
3. Domestic currency swaps	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	3,482,179
5. Basis swaps	-	9,957,621	-	-	-	-
6. Stock index swaps	-	-	-	-	-	-
7. Commodity index swaps	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-
9. Cap options	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-
- Issued	-	-	-	-	-	-
10. Floor options	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-
- Issued	-	-	-	-	-	-
11. Other options	-	925,720	-	5,248	-	-
- Purchased	-	370,000	-	2,624	-	-
- Plain vanilla	-	370,000	-	2,624	-	-
- Exotic	-	-	-	-	-	-
- Issued	-	555,720	-	2,624	-	-
- Plain vanilla	-	555,720	-	2,624	-	-
- Exotic	-	-	-	-	-	-
12. Forwards	-	-	-	-	-	43,912,713
- Purchased	-	-	-	-	-	11,246,258
- Sold	-	-	-	-	-	71,992
- Currencies/currencies	-	-	-	-	-	32,594,463
13. Other derivative contracts	-	-	-	-	-	-
Total	**-**	**57,437,594**	**-**	**5,248**	**-**	**47,394,892**
Average amounts	**-**	**45,390,428**	**-**	**186,822**	**-**	**41,162,420**

This table gives the notional value of accounting hedging derivatives, classified in the regulatory banking book.

OTHER UNDELYING ASSETS		12.31.2008 TOTAL		12.31.2007 TOTAL	
LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
-	-	-	-	-	-
-	-	-	46,554,253	-	28,531,784
-	-	-	-	-	-
-	-	-	3,482,179	-	3,875,291
-	-	-	9,957,621	-	6,787,995
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	930,968	-	1,390,938
-	-	-	372,624	-	547,609
-	-	-	372,624	-	547,609
-	-	-	-	-	-
-	-	-	558,344	-	843,329
-	-	-	558,344	-	843,329
-	-	-	-	-	-
-	-	-	43,912,713	-	36,926,053
-	-	-	11,246,258	-	34,461,528
-	-	-	71,992	-	1,180,129
-	-	-	32,594,463	-	1,284,396
-	-	-	-	-	-
-	**-**	**-**	**104,837,734**	**-**	**77,512,061**
-	**-**	**-**	**86,739,670**	**-**	**75,485,785**

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

A.2 Banking book: end-of-period notional amounts

A.2.2 Other derivatives

	BONDS AND INTEREST RATE INSTRUMENTS		EQUITY SECURITIES AND SHARE INDICES		EXCHANGE RATES AND GOLD	
TRANSACTION TYPES/UNDERLYING ASSETS	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreements	-	-	-	-	-	-
2. Interest rate swaps	-	311,856	-	-	-	-
3. Domestic currency swaps	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	2,122,861
5. Basis swaps	-	-	-	-	-	-
6. Stock index swaps	-	-	-	-	-	-
7. Commodity index swaps	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-
9. Cap options	-	8,626,980	-	-	-	-
- Purchased	-	4,313,490	-	-	-	-
- Issued	-	4,313,490	-	-	-	-
10. Floor options	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-
- Issued	-	-	-	-	-	-
11. Other options	-	-	-	20,486,890	-	512,181
- Purchased	-	-	-	10,243,445	-	244,888
- Plain vanilla	-	-	-	9,257,461	-	244,888
- Exotic	-	-	-	985,984	-	-
- Issued	-	-	-	10,243,445	-	267,293
- Plain vanilla	-	-	-	9,257,461	-	267,293
- Exotic	-	-	-	985,984	-	-
12. Forwards	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-
- Sold	-	-	-	-	-	-
- Currencies/currencies	-	-	-	-	-	-
13. Other derivative contracts	-	-	-	-	-	-
Total	**-**	**8,938,836**	**-**	**20,486,890**	**-**	**2,635,042**
Average amounts	**-**	**2,979,612**	**-**	**11,593,279**	**-**	**4,968,462**

This table gives the notional value of financial derivatives recognized as "financial assets/liabilities held for trading" belonging to the regulatory banking book (as shown in Tables 2.1 assets and 4.1 liabilities as "Financial derivatives: Other" and "Financial derivatives: Fair Value Hedges").

OTHER UNDELYING ASSETS		12.31.2008 TOTAL		12.31.2007 TOTAL	
LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
-	-	-	-	-	-
-	-	-	311,856	-	-
-	-	-	-	-	-
-	-	-	2,122,861	-	6,572,831
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	8,626,980	-	-
-	-	-	4,313,490	-	-
-	-	-	4,313,490	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	20,999,071	-	6,876,736
-	-	-	10,488,333	-	3,438,368
-	-	-	9,502,349	-	3,414,575
-	-	-	985,984	-	23,793
-	-	-	10,510,738	-	3,438,368
-	-	-	9,524,754	-	3,414,575
-	-	-	985,984	-	23,793
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	**-**	**-**	**32,060,768**	**-**	**13,449,567**
-	**-**	**-**	**19,541,353**	**-**	**13,129,922**

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

A.3 Financial derivatives: purchases and sales of underlying assets

	BONDS AND INTEREST RATE INSTRUMENTS		EQUITY SECURITIES AND SHARE INDICES		EXCHANGE RATES AND GOLD	
TRANSACTION TYPES/UNDERLYING ASSETS	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
A. Regulatory trading book:	**422,394**	**116,554,967**	**-**	**4,376,196**	**-**	**13,522,442**
1. With underlying asset exchange	422,394	-	-	-	-	13,419,006
- Purchases	422,394	-	-	-	-	820,576
- Sales	-	-	-	-	-	1,156,575
- Foreign currencies/Foreign currencies	-	-	-	-	-	11,441,855
2. With no underlying asset exchange	-	116,554,967	-	4,376,196	-	103,436
- Purchases	-	62,988,645	-	2,047,884	-	51,718
- Sales	-	53,566,322	-	2,328,312	-	51,718
- Foreign currencies/Foreign currencies	-	-	-	-	-	-
B. Banking book	**-**	**56,418,809**	**-**	**20,492,138**	**-**	**50,029,933**
B1. Hedging	-	47,479,973	-	5,248	-	47,394,892
1. With underlying asset exchange	-	-	-	-	-	47,394,892
- Purchases	-	-	-	-	-	14,189,481
- Sales	-	-	-	-	-	498,556
- Foreign currencies/Foreign currencies	-	-	-	-	-	32,706,855
2. With no underlying asset exchange	-	47,479,973	-	5,248	-	-
- Purchases	-	36,868,618	-	248	-	-
- Sales	-	10,611,355	-	5,000	-	-
- Foreign currencies/Foreign currencies	-	-	-	-	-	-
B2. Other derivatives	-	8,938,836	-	20,486,890	-	2,635,041
1. With underlying asset exchange	-	-	-	-	-	2,635,041
- Purchases	-	-	-	-	-	2,204,607
- Sales	-	-	-	-	-	430,434
- Foreign currencies/Foreign currencies	-	-	-	-	-	-
2. With no underlying asset exchange	-	8,938,836	-	20,486,890	-	-
- Purchases	-	4,469,418	-	10,243,445	-	-
- Sales	-	4,469,418	-	10,243,445	-	-
- Foreign currencies/Foreign currencies	-	-	-	-	-	-

This table gives the notional value of the contracts classifying as purchases for 'long' or investment exposures and as sales for 'short' or debt exposures.

The "exchange rates and gold" column shows currency interest-rate swaps and other Fx & Gold derivative contracts.

OTHER UNDERLYING ASSETS		12.31.2008 TOTAL		12.31.2007 TOTAL	
LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
-	**9,626**	**422,394**	**134,463,231**	**712,035**	**334,860,378**
-	-	422,394	13,419,006	473,501	61,176,341
-	-	422,394	820,576	180,891	34,700,170
-	-	-	1,156,575	292,610	24,728,821
-	-	-	11,441,855	-	1,747,350
-	9,626	-	121,044,225	238,534	273,684,037
-	4,813	-	65,093,060	84,752	131,041,522
-	4,813	-	55,951,165	153,782	142,642,515
-	-	-	-	-	-
-	**-**	**-**	**126,940,880**	**-**	**84,173,634**
-	-	-	94,880,113	-	70,724,067
-	-	-	47,394,892	-	41,356,562
-	-	-	14,189,481	-	37,696,879
-	-	-	498,556	-	2,375,287
-	-	-	32,706,855	-	1,284,396
-	-	-	47,485,221	-	29,367,505
-	-	-	36,868,866	-	25,147,619
-	-	-	10,616,355	-	4,219,886
-	-	-	-	-	-
-	-	-	32,060,767	-	13,449,567
-	-	-	2,635,041	-	6,572,831
-	-	-	2,204,607	-	6,411,831
-	-	-	430,434	-	161,000
-	-	-	-	-	-
-	-	-	29,425,726	-	6,876,736
-	-	-	14,712,863	-	3,438,368
-	-	-	14,712,863	-	3,438,368
-	-	-	-	-	-

Notes to the Accounts (CONTINUED)

Part E) Risks and Hedging Policies (CONTINUED)

A.4 Over-the-counter financial derivatives: positive fair value - counterparty risk

COUNTERPARTY/UNDERLYING ASSETS	BONDS AND INTEREST RATE INSTRUMENTS			EQUITY SECURITIES AND SHARE INDICES		
	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE
A. Regulatory trading book:						
A.1 Governments and central banks	-	-	-	-	-	-
A.2 Public bodies	-	-	-	-	-	-
A.3 Banks	726,126	-	241,552	297,392	-	137,277
A.4 Financial companies	641,025	-	176,980	946	-	3,083
A.5 Insurance companies	-	-	-	209	-	87
A.6 Non-financial enterprises	5,961	-	900	-	-	-
A.7 Other entities	-	-	-	-	-	-
Total 12.31.2008	**1,373,112**	**-**	**419,432**	**298,547**	**-**	**140,447**
Total 12.31.2007	**1,309,065**	**2,245,719**	**324,067**	**736,804**	**1,219,190**	**529,918**
B. Banking Book:						
B.1 Governments and central banks	-	-	-	-	-	-
B.2 Public bodies	-	-	-	-	-	-
B.3 Banks	1,641,862	-	255,240	406,865	-	526,412
B.4 Financial companies	181,949	-	32,113	-	-	-
B.5 Insurance companies	-	-	-	-	-	-
B.6 Non-financial enterprises	-	-	-	-	-	-
B.7 Other entities	3,507	-	695	-	-	-
Total 12.31.2008	**1,827,318**	**-**	**288,048**	**406,865**	**-**	**526,412**
Total 12.31.2007	**312,889**	**115,548**	**56,643**	**617,735**	**-**	**283,637**

EXCHANGE RATES AND GOLD			OTHER UNDELYING ASSETS			OFFSETTING AGREEMENT EFFECTS	
GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE	OFFSET	FUTURE EXPOSURE
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
366,293	-	66,022	59	-	65	-	-
2	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
867	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
367,162	**-**	**66,022**	**59**	**-**	**65**	**-**	**-**
605,090	**3,658**	**141,986**	**153**	**-**	**-**	**971,737**	**784,598**
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
610,058	-	105,680	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
610,058	**-**	**105,680**	**-**	**-**	**-**	**-**	**-**
89,086	**-**	**62,493**	**-**	**-**	**-**	**-**	**-**

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

A.5 Over-the-counter financial derivatives: negative fair value - financial risk

COUNTERPARTY/UNDERLYING ASSETS	BONDS AND INTEREST RATE INSTRUMENTS			EQUITY SECURITIES AND SHARE INDICES		
	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE
A. Regulatory trading book:						
A.1 Governments and central banks	-	-	-	87,757	-	30,689
A.2 Public bodies	-	-	-	-	-	-
A.3 Banks	1,019,125	-	312,616	16,319	-	46,939
A.4 Financial companies	514,335	-	318,863	8,173	-	31,527
A.5 Insurance companies	620	-	88	3,101	-	4,660
A.6 Non-financial enterprises	-	-	-	-	-	-
A.7 Other entities	-	-	-	183,570	-	55,973
Total 12.31.2008	**1,534,080**	**-**	**631,567**	**298,920**	**-**	**169,788**
Total 12.31.2007	**1,589,864**	**1,600,524**	**280,926**	**946,669**	**1,003,861**	**293,685**
B. Banking Book:						
B.1 Governments and central banks	-	-	-	-	-	-
B.2 Public bodies	-	-	-	-	-	-
B.3 Banks	1,061,023	-	170,645	17,347	-	311,635
B.4 Financial companies	157,180	-	37,805	-	-	-
B.5 Insurance companies	-	-	-	-	-	-
B.6 Non-financial enterprises	-	-	-	-	-	-
B.7 Other entities	334,660	-	27,297	382,260	-	795,671
Total 12.31.2008	**1,552,863**	**-**	**235,747**	**399,607**	**-**	**1,107,306**
Total 12.31.2007	**1,046,438**	**349,668**	**187,978**	**544,314**	**-**	**363,519**

Tables A.4 and A.5 and do not include derivatives listed in regulated markets which protect the participants against counterparty risk.

The "gross amount not settled" column gives the fair value of derivatives that are not covered by netting agreements.

The "gross amount settled" column gives the fair value of derivatives that are covered by netting agreements gross of the effect of the agreements.

The "Offsetting agreement effects" gives the net value of derivatives that are covered by netting agreements.

EXCHANGE RATES AND GOLD			OTHER UNDELYING ASSETS			OFFSETTING AGREEMENT EFFECTS	
GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE	OFFSET	FUTURE EXPOSURE
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
573,345	-	25,832	-	-	-	-	-
16	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
1,732	-	-	-	-	-	-	-
240	-	40,856	59	-	65	-	-
575,333	**-**	**66,688**	**59**	**-**	**65**	**-**	**-**
968,652	**8,593**	**105,742**	**153**	**-**	**-**	**352,702**	**173,526**
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
2,340,383	-	238,480	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
12,855	-	10,218	-	-	-	-	-
2,353,238	**-**	**248,698**	**-**	**-**	**-**	**-**	**-**
2,099,803	**2,434**	**520,910**	**-**	**-**	**-**	**-**	**-**

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

A.6 Over-the-counter financial derivatives - Residual life: notional amounts

UNDERLYING ASSETS/RESIDUAL LIFE	UP TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	**67,698,869**	**31,793,783**	**92,383,706**	**191,876,358**
A.1 Financial derivative contracts on debt securities and interest rates	51,547,907	30,640,480	91,779,706	173,968,093
A.2 Financial derivative contracts on equity securities and share indices	2,711,970	1,060,226	604,000	4,376,196
A.3 Financial derivative contracts on exchange rates and gold	13,429,366	93,077	-	13,522,443
A.4 Financial derivative contracts on other underlying assets	9,626	-	-	9,626
B. Banking book	**56,763,633**	**46,321,126**	**33,813,743**	**136,898,502**
B.1 Financial derivative contracts on debt securities and interest rates	7,082,912	30,240,552	29,052,966	66,376,430
B.2 Financial derivative contracts on equity securities and share indices	3,678,173	13,194,785	3,619,180	20,492,138
B.3 Financial derivative contracts on exchange rates and gold	46,002,548	2,885,789	1,141,597	50,029,934
B.4 Financial derivative contracts on other underlying assets	-	-	-	-
Total 12.31.2008	**124,462,502**	**78,114,909**	**126,197,449**	**328,774,860**
Total 12.31.2007	**203,439,782**	**154,685,322**	**96,171,285**	**454,296,389**

B. Credit Derivatives

B1. Credit derivatives: end-of-period notional amounts and average

	REGULATORY TRADING BOOK		OTHER TRANSACTIONS	
TRANSACTION CATEGORIES	WITH SINGLE COUNTERPARTY	WITH MORE THAN ONE COUNTERPARTY (BASKET)	WITH SINGLE COUNTERPARTY	WITH MORE THAN ONE COUNTERPARTY (BASKET)
1. Purchases of protection				
1.1 With underlying asset exchange	-	-	5,748	-
Credit default swap	-	-	*5,748*	-
1.2 With no underlying asset exchange	-	-	870	-
Credit linked note	-	-	*870*	-
Total 12.31.2008	**-**	**-**	**6,618**	**-**
Total 12.31.2007	**-**	**-**	**14,271**	**-**
Average amounts	**-**	**-**	**11,453**	**-**
2. Sales of protection				
2.1 With underlying asset exchange	-	-	210,483	-
Credit default swap	-	-	*210,483*	-
2.2 With no underlying asset exchange	-	-	870	-
Credit default swap	-	-	*870*	-
Total 12.31.2008	**-**	**-**	**211,353**	**-**
Total 12.31.2007	**-**	**-**	**211,847**	**-**
Average amounts	**-**	**-**	**211,701**	**-**

B.2 Credit derivatives: positive fair value - counterparty risk

TYPE OF TRANSACTIONS/AMOUNTS	NOTIONAL AMOUNT	POSITIVE FAIR VALUE	FUTURE EXPOSURE
A. Regulatory trading book	-	-	-
A.1 Purchases of protection - counterparty:	-	-	-
1. Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	-	-	-
4. Financial companies	-	-	-
5. Insurance companies	-	-	-
6. Non-financial enterprises	-	-	-
7. Other entities	-	-	-
A.2 Sales of protection - counterparty:	-	-	-
1. Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	-	-	-
4. Financial companies	-	-	-
5. Insurance companies	-	-	-
6. Non-financial enterprises	-	-	-
7. Other entities	-	-	-
B. Banking Book	**211,353**	**33**	**21,061**
B.1 Purchases of protection - counterparty:	**870**	**33**	**13**
1. Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	-	-	-
4. Financial companies	-	-	-
5. Insurance companies	-	-	-
6. Non-financial enterprises	-	-	-
7. Other entities	870	33	13
B.2 Sales of protection - counterparty:	**210,483**	**-**	**21,048**
1. Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	-	-	-
4. Financial companies	210,483	-	21,048
5. Insurance companies	-	-	-
6. Non-financial enterprises	-	-	-
7. Other entities	-	-	-
Total as at 12.31.2008	**211,353**	**33**	**21,061**
Total as at 12.31.2007	**211,847**	**48**	**21,069**

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

B.4 Credit derivatives - Residual life: notional amounts

UNDERLYING ASSETS/RESIDUAL LIFE	UP TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	-	-	-	-
A.1 Credit derivatives with qualified reference obligation	-	-	-	-
A.2 Credit derivatives with non-qualified reference obligation	-	-	-	-
B. Banking Book	5,748	-	212,223	217,971
B.1 Credit derivatives with qualified reference obligation	5,748	-	1,740	7,488
B.2 Credit derivatives with non-qualified reference obligation	-	-	210,483	210,483
Total as at 12.31.2008	5,748	-	212,223	217,971
Total as at 12.31.2007	7,472	5,435	213,211	226,118

Section 3 - Liquidity risk

QUANTITATIVE INFORMATION

1. Breakdown of financial assets and liabilities by residual contractual maturity Denomination currency: EUR

ITEMS/MATURITIES	ON DEMAND	FROM 1 TO 7 DAYS	FROM 7 TO 15 DAYS	FROM 15 DAYS TO 1 MONTH	FROM 1 TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED TERM
Balance-sheet assets										
A.1 Government securities	-	-	82,557	52,981	206,020	2,836,373	1,623,159	3,067,519	3,804,406	-
A.2 Listed debt securities	2	-	16	-	-	-	-	817,171	126,789	-
A.3 Other debt securities	1,498,481	-	-	50,954	125,086	124,993	510,744	17,804,255	29,847,359	-
A.4 Units in investment funds	656,195	-	-	-	-	-	-	-	-	-
A.5 Loans										
- Banks	64,239,670	5,466,154	68,885	25,075,402	16,364,025	4,446,588	3,251,660	3,684,519	3,944,947	7,295,262
- Customers	331,104	1,327,747	66,419	8,468,584	3,424,559	1,380,450	904,336	7,108,238	4,320,007	234,445
Balance-sheet liabilities										
B.1 Deposits										
- Banks	65,106,453	2,145,886	432,360	3,346,605	5,135,376	2,715,038	3,116,687	6,500	-	-
- Customers	763,420	695,978	670,625	260,879	148,300	12,376	99,654	30,854	1,213,827	737
B.2 Debt securities in issue	12,962	987,537	1,313,430	2,103,465	4,833,781	2,380,381	9,125,299	56,086,738	28,229,049	-
B.3 Other liabilities	338,623	4,389,693	1,434,748	21,337,130	4,020,368	1,425,104	59,941	1,422,302	1,466,264	-
"Off balance sheet" transactions										
C.1 Financial derivatives with exchange of principal										
- Long positions	5	3,974,930	2,126,434	4,759,285	5,945,776	1,331,443	1,217,067	1,312,503	24,895	-
- Short positions	2,834	6,478,960	5,898,706	12,241,463	15,416,588	4,196,056	3,290,466	2,609,481	1,495,550	-
C.2 Deposits and borrowings to be received										
- Long positions	534,895	645,903	-	-	2,000	-	-	-	-	-
- Short positions	-	745,040	1,537	-	321,943	108,228	4,050	2,000	-	-
C.3 Irrevocable commitments to disburse funds										
- Long positions	2,807,479	3,383,952	3,450,000	7,164,852	20,264	5,168	306,074	304,745	259,353	-
- Short positions	17,490,534	-	-	-	-	-	-	-	211,353	-

1. Breakdown of financial assets and liabilities by residual contractual maturity Denomination currency: USD

ITEMS/MATURITIES	ON DEMAND	FROM 1 TO 7 DAYS	FROM 7 TO 15 DAYS	FROM 15 DAYS TO 1 MONTH	FROM 1 TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED TERM
Balance-sheet assets										
A.1 Government securities	-	-	-	-	1,148	-	1,333	1,761	3,788	-
A.2 Listed debt securities	-	-	-	-	-	-	6,197	13,349	-	-
A.3 Other debt securities	-	-	-	-	-	2,156	-	36,041	102,837	-
A.4 Units in investment funds	-	-	-	-	-	-	-	-	-	-
A.5 Loans										
- Banks	1,345,945	217,856	9,546	709,486	812,802	332,238	51,128	157,823	541,195	-
- Customers	33,635	128,403	45,351	63,962	59,153	103,009	121,031	583,635	184,316	117
Balance-sheet liabilities										
B.1 Deposits										
- Banks	1,796,525	1,295,638	467,201	2,352,789	2,955,561	387,982	29,740	395	-	-
- Customers	64,119	150,143	437,789	343,273	266,956	3,790	57,532	2,200	-	-
B.2 Debt securities in issue	-	662,872	700,415	4,860,513	3,077,161	1,166,584	382,147	607,932	2,689	-
B.3 Other liabilities	21,649	325,255	-	-	899,139	-	-	862,255	538,910	-
"Off balance sheet" transactions										
C.1 Financial derivatives with exchange of principal										
- Long positions	-	5,431,056	3,212,587	7,137,268	8,696,100	1,543,309	1,747,751	770,903	39,520	-
- Short positions	-	3,572,089	174,441	692,758	2,115,563	720,362	1,365,877	471,957	-	-
C.2 Deposits and borrowings to be received										
- Long positions	119,045	534,297	175	18	-	2,155	-	6,184	97	-
- Short positions	-	534,297	175	4,357	62,945	52,414	1,437	6,249	97	-
C.3 Irrevocable commitments to disburse funds										
- Long positions	134,854	177,237	1,078	82,336	71,509	195,084	81,956	190,467	7,728	-
- Short positions	942,249	-	-	-	-	-	-	-	-	-

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

1. Breakdown of financial assets and liabilities by residual contractual maturity Denomination currency: Other currencies

ITEMS/MATURITIES	ON DEMAND	FROM 1 TO 7 DAYS	FROM 7 TO 15 DAYS	FROM 15 DAYS TO 1 MONTH	FROM 1 TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED TERM
Balance-sheet assets										
A.1 Government securities	-	-	-	-	-	-	-	-	-	-
A.2 Listed debt securities	-	-	-	-	-	1	-		-	-
A.3 Other debt securities	-	-	-	-	1,854	37,260	4,630	83,371	-	-
A.4 Units in investment funds		-	-	-	-	-	-	-	-	-
A.5 Loans										
- Banks	725,235	284,104	-	472,990	199,859	132,622	5,380	143,819	37,209	-
- Customers	27,147	10,201	9,653	19,170	110,886	31,646	16,821	65,440	59,997	-
Balance-sheet liabilities										
B.1 Deposits										
- Banks	492,097	254,252	287,004	682,039	685,905	334,514	114,765	-	-	-
- Customers	32,388	293,566	106,571	132,856	260,577	82,929	26,000	1,839	314,618	-
B.2 Debt securities in issue	-	509,427	1,040,899	548,198	1,314,929	1,084,448	838,017	528,239	29,885	-
B.3 Other liabilities	261	-	-	-	-	-	-	-	220,472	-
"Off balance sheet" transactions										
C.1 Financial derivatives with exchange of principal										
- Long positions	2,626	1,935,258	1,272,440	1,011,398	3,033,677	1,827,297	1,889,513	1,489,941	1,077,181	-
- Short positions	-	1,665,518	799,836	78,095	588,248	173,371	367,744	444,380	-	-
C.2 Deposits and borrowings to be received										
- Long positions	520,987	309,747	5	-	-	-	-	-	-	-
- Short positions	-	309,747	14	1,448	477,110	42,420	-	-	-	-
C.3 Irrevocable commitments to disburse funds										
- Long positions	21,437	332,989	16	3,620	14,090	33,579	-	415	3,263	-
- Short positions	409,409	-	-	-	-	-	-	-	-	-

2. Breakdown of financial liabilities by sector

EXPOSURES / COUNTERPARTIES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC BODIES	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL ENTERPRISES	OTHER ENTITIES
1. Deposits from customers	11,407	339,811	7,094,324	421,834	1,277,936	47,599
2. Debt securities in issue	-	-	1,500,366	-	23,532,860	97,300,812
3. Financial liabilities held for trading	87,757	-	522,524	3,720	1,732	3,277,380
4. Financial liabilities at fair value through profit or loss	-	-	-	-	-	-
Total as at 12.31.2008	**99,164**	**339,811**	**9,117,214**	**425,554**	**24,812,528**	**100,625,791**
Total as at 12.31.2007	**134,263**	**103,093**	**6,286,744**	**218,388**	**43,326,104**	**82,412,249**

3. Breakdown of financial liabilities by area

EXPOSURES / COUNTERPARTIES	ITALY	OTHER EUROPEAN COUNTRIES	AMERICA	ASIA	REST OF THE WORLD
1. Deposits from customers	2,529,049	4,305,741	2,036,587	197,144	124,390
2. Deposits from banks	126,464,879	23,729,178	2,540,206	2,382,984	2,586,132
3. Debt securities in issue	93,103,858	22,209,007	6,991,288	29,885	-
4. Financial liabilities held for trading	2,991,069	823,435	60,678	13,029	4,902
5. Financial liabilities at fair value through profit or loss	-	-	-	-	-
Total as at 12.31.2008	**225,088,855**	**51,067,361**	**11,628,759**	**2,623,042**	**2,715,424**
Total as at 12.31.2007	**118,144,158**	**83,849,195**	**21,924,859**	**4,532,793**	**1,971,161**

Section 4 - Operational risks

QUALITATIVE INFORMATION

Information on operational risk management and monitoring is provided in Part E of the Notes to the Consolidated Accounts.

QUANTITATIVE INFORMATION

Detailed below is the percentage composition, by type of event, of operational risk sources as defined by the New Basel Capital Accord and acknowledged by the New Regulations for the Prudential Supervision of Banks issued by the Bank of Italy in December 2006 (Circular No. 263).
The major categories are as follows:

- Internal fraud: losses owing to unauthorised activity, fraud, embezzlement or violation of laws, regulations or business directives that involve at least one internal member of the bank;
- External fraud: losses owing to fraud, embezzlement or violation of laws by subjects external to the bank;
- Employment practices and workplace safety: losses arising from actions in breach of employment, health and workplace safety laws or agreements, from personal injury compensation payments or from cases of discrimination or failure to apply equal treatment;
- Clients, products and professional practices: losses arising from non-fulfilment of professional obligations towards clients or from the nature or characteristics of the products or services provided;
- Damage from external events: losses arising from external events, including natural disasters, acts of terrorism and vandalism;
- Business disruption and system failures: losses owing to business disruption and system failures or interruptions;
- Process management, execution and delivery: losses owing to operational or process management shortfalls, as well as losses arising from transactions with commercial counterparties, sellers and suppliers.

execution	13.7%
IT system	0.1%
damage from external events	-
clients	54.1%
employment practices and workplace safety	27.7%
external fraud	0.6%
internal fraud	3.8%
Total	**100.0%**

Notes to the Accounts (Continued)

Part E) Risks and Hedging Policies (Continued)

In 2008, the main source of operational risk were "Clients, products and professional practices", a category which includes losses arising from the non-fulfilment of professional obligations towards clients or from the nature or characteristics of the products or services provided, as well as any sanctions for violating tax regulations. The second largest contribution to losses came from employment practices. There were also, in decreasing amounts, losses owing to errors in process management, execution and delivery due to operational or process management shortfalls, internal fraud and external fraud. The residual risk categories were damage to physical assets from external events and IT problems.

Notes to the Accounts

Part F) Shareholders' Equity

Notes to the Accounts (amounts in thousands of €)

Part F) Shareholders' Equity

Section 1 - Shareholders' Equity

The informations about Shareholders' equity are represented in section 14 - Shareholders' equity - Items 130,150,160,170,180,190 and 200".

Section 2 - Shareholders' Equity and Regulatory Banking Ratios

2.1 Capital for regulatory purposes

A. QUALITATIVE INFORMATION

The tables below provide the main contractual details of innovative instruments included, together with capital and reserves, in Tier 1, Tier 2 and Tier 3 Capital.

1. Tier 1 Capital

Breakdown of subordinated instruments

MATURITY	CURRENCY	INTEREST RATES	CLAUSE OF ADVANCE REFUND	FACE VALUE IN ORIGINAL CURRENCY	TOTAL CAPITAL 12.31.2008 (€/000)
Innovative capital instruments					
1) 10.5 Perpetual	USD	9.20% p.a. for the first 10 years then 3-month euribor + 335 bps	CALL 10.05.10	450,000,000	323,316
2) 10.5 Perpetual	EURO	8.048% p.a. act/act for the first 10 years then 3-month euribor + 325 bps	CALL 10.05.10	540,000,000	540,000
3) 10.27 Perpetual	EURO	4.028% p.a. for the first 10 years then 3-month euribor + 176 bps	CALL 10.27.15	750,000,000	750,000
4) 10.27 Perpetual	GBP	5.396% p.a. for the first 10 years then sterling libor 3m + 176 bps	CALL 10.27.15	300,000,000	314,961
Total innovative capital instruments (Tier I)					**1,928,277**

2. Tier 2 Capital

Breakdown of subordinated instruments

MATURITY	CURRENCY	INTEREST RATE	CLAUSE OF ADVANCE REFUND	FACE VALUE IN ORIGINAL CURRENCY	CONTRIBUTION TO REGULATORY CAPITAL AS AT 12.31.2008 (€/000)
Hybrid capitalisation instruments					
1) 03.31.2010	EURO	6-month euribor + 0.20% p.a.	-	775,000,000	775,000
2) 02.28.2012	EURO	6.10%	-	500,000,000	499,826
3) 02.01.2016	EURO	3.95%	-	900,000,000	897,621
4) 02.01.2016	GBP	5.00%	-	450,000,000	471,781
5) 06.05.2018	EURO	6.70%	-	1,000,000,000	998,322
6) 06.25.2018	EURO	6-month euribor + 1.70% p.a.	-	125,000,000	125,000
Total hybrid capitalisation instruments (Upper Tier II)					**3,767,550**
Subordinated loans					
1) 10.29.2010	EURO	5.20% for 1 year 5.30% for 2 years 5.40% for 3 years 5.50% for 4 years 5.60% for 5 years 5.70% for 6 years 6.25% for 7 years 6.80% for 8 years 7.35% for 9 years 7.90% for 10 years	-	298,800,000	298,800
2) 12.13.2010	EURO	gross annual rate 2.75% of face value for 10 years At maturity a higher yield may be paid in connection with the revaluation of an equity index (Eurostoxx50) calculated on the basis of a formula as set out in the regulations, adjusted, as necessary, by the application of a "Take Profit" clause	-	261,000,000	104,400
3) 03.16.2011	EURO	6% p.a.	-	500,000,000	299,503
4) 07.23.2014	EURO	3-month euribor +25 bps per annum for years 1-5 +85 bps per annum for years 6-10	CALL 07.23.09	500,000,000	499,339
5) 08.03.2014	EURO	First two years: annual nominal interest rate 3% Subsequent years: 6-month Euribor + 0.20%	CALL 08.03.09	300,000,000	275,241
6) 08.11.2014	EURO	3-month Euribor + 0.55% From August 2009: 3-month Euribor + 1.15%	CALL 08.11.09	300,000,000	299,934
7) 12.02.2014	EURO	Year 1: 2.65% Years 2 - 5: 0.80% + possible annual positive change of the European consumer price index Subsequent years: 6-month Euribor + 0.20%	CALL 12.02.09	300,000,000	279,933
8) 06.23.2015	EURO	Until June 2010: 3-month Euribor + 0.45% From June 2010: 3-month Euribor + 1.05%	CALL 06.23.10	300,000,000	299,999
9) 06.30.2015	EURO	Year 1: gross fixed interest rate 3% p.a. Year 2: variable coupon equal to 75% of the 10-year annual swap rate	CALL 06.30.10	400,000,000	368,216
10) 03.30.2016	EURO	Gross fixed interest rate: 3.50% p.a. Year 2: variable coupon equal to 75% of 10-Y annual swap rate	CALL 03.30.11	170,000,000	166,342
11) 03.30.2016	EURO	Gross fixed interest rate: 4.00% p.a. Year 2: variable coupon equal to 65% of 10-Y annual swap rate	CALL 03.30.11	230,000,000	216,428
12) 04.07.2016	EURO	3-month Euribor + 0.30% From April 2011: 3-month Euribor + 0.90%	CALL 04.07.11	400,000,000	397,653
13) 10.21.2016	EURO	3-month Euribor + 0.45%. From October 2011: 3-month Euribor + 1.05%	CALL 10.21.11	650,000,000	649,998

Notes to the Accounts (Continued)

Part F) Shareholders' Equity (Continued)

continued: (Shareholders' Equity - Breakdown of subordinated instruments)

Breakdown of subordinated instruments

MATURITY	CURRENCY	INTEREST RATE	CLAUSE OF ADVANCE REFUND	FACE VALUE IN ORIGINAL CURRENCY	CONTRIBUTION TO REGULATORY CAPITAL AS AT 12.31.2008 (€/000)
14) 06.15.2015	EURO	3-month euribor +25 bps p.a. for years 1-5 +85 bps p.a. for years 6-10	CALL 06.15.10	500,000,000	499,539
15) 09.20.2016	EURO	3-month euribor +30 bps p.a. for years 1-5 +90 bps p.a. for years 6-10	CALL 09.20.11	1,000,000,000	998,935
16) 09.20.2016	EURO	4.125% p.a. for years 1-5 3-month euribor + 94 bps p.a. for years 6-10	CALL 09.20.11	500,000,000	498,394
17) 09.26.2017	EURO	5.75% p.a.	-	1,000,000,000	996,427
18) 10.30.2017	EURO	5.45% p.a.	-	10,000,000	10,000
19) 10.30.2017	EURO	5.45% p.a.	-	10,000,000	10,000
20) 11.13.2017	EURO	5.54% p.a.	-	10,000,000	10,000
21) 11.27.2017	EURO	5.70% p.a.	-	500,000	500
22) 11.27.2017	EURO	5.70% p.a.	-	5,000,000	5,000
23) 11.27.2017	EURO	5.70% p.a.	-	5,000,000	5,000
24) 11.27.2017	EURO	5.70% p.a.	-	5,000,000	5,000
25) 11.27.2017	EURO	5.70% p.a.	-	5,000,000	5,000
26) 11.27.2017	EURO	5.70% p.a.	-	20,000,000	20,000
27) 11.27.2017	EURO	5.70% p.a.	-	20,000,000	20,000
28) 11.27.2017	EURO	5.70% p.a.	-	20,000,000	20,000
29) 11.27.2017	EURO	5.70% p.a.	-	40,000,000	40,000
30) 12.04.2017	EURO	EUR_CMS(10Y), calculated on the basis of a formula as set out in the regulations	-	170,750,000	170,750
31) 12.11.2017	EURO	EUR_10Y_CMS, calculated on the basis of a formula as set out in the regulations	-	100,000,000	100,000
32) 12.28.2017	EURO	3-month euribor for years 1-5 3-month Euribor + 0.50% for years 6-10	CALL 12.28.12	1,111,572,000	1,111,572
33) 10.16.2018	GBP	6.375% p.a. until 10.15.2013 3-month Libor + 1.38% from 10.16.2013 to maturity	CALL 10.16.13	350,000,000	366,859
34) 09.22.2019	EURO	4.5% p.a. act/act for years 1-10 3-month euribor + 95 bps p.a. for years 11-15	CALL 09.22.14	500,000,000	499,067
35) 01.30.2018	EURO	5,74% p.a.	-	10,000,000	9,982
36) 01.30.2018	EURO	5,74% p.a.	-	10,000,000	9,982
37) 03.03.2023	EURO	6,04% p.a.	-	125,000,000	124,882
38) 03.31.2018	EURO	3-month euribor +0.75% for years 1-5 3-month euribor + 1.35% for years 6-10	CALL 03.31.13	1,340,575,000	1,340,575
39) 04.10.2018	EURO	EUR_10Y_CMS vs. 6m euribor fixed in advance	-	15,000,000	15,000
40) 04.24.2018	EURO	EUR_10Y_CMS, calculated on the basis of a formula as set out in the regulations	-	100,000,000	100,000
Total subordinated loans - Lower Tier II					**11,148,250**
Total					14,915,800

3. Tier 3 Capital

As at December 31, 2008, there are not subordinated loans Tier 3.

B. QUANTITATIVE INFORMATION

Solvency filters

	YEAR 2008	YEAR 2007
A. Tier 1 before solvency filters	**43,977,370**	**45,610,705**
B.Tier 1 solvency filters	**(578,720)**	**(510,540)**
B.1 Positive IAS/IFRS solvency filters	-	6,748
B.2 Negative IAS/IFRS solvency filters	(578,720)	(517,288)
C. Tier 1 after solvency filters (A+B)	**43,398,650**	**45,100,165**
D.Deductions from tier 1	884,810	208,809
E.Total TIER 1 (C - D)	**42,513,840**	**44,891,356**
F. Tier 2 before solvency filters	**15,192,820**	**13,083,945**
G.Tier 2 solvency filters	**-**	**(42,120)**
G.1 Positive IAS/IFRS solvency filters	-	-
G.2 Negative IAS/IFRS solvency filters	-	(42,120)
H.Tier 2 after solvency filters (F+G)	**15,192,820**	**13,041,825**
I.Deductions from tier 2	884,810	208,809
L.Total TIER 2(H - I)	**14,308,010**	**12,833,016**
M.Deductions from tier 1 e tier 2	697,169	185,723
N.Total capital (E+L-M)	**56,124,681**	**57,538,649**
O.TIER 3	-	288,678
P.Total capital + TIER 3 (N+ O)	**56,124,681**	**57,827,327**

Notes to the Accounts (Continued)

Part F) Shareholders' Equity (Continued)

2.2 Capital adequacy

B. QUANTITATIVE INFORMATION

CATEGORIES/ITEMS	12.31.2008	
	NON WEIGHED AMOUNTS	WEIGHED AMOUNTS / REQUIREMENTS
A. RISK ASSETS		
A.1 Credit and counterparty risk	**434,321,012**	**102,721,268**
1. Standardized approach	417,193,263	96,511,374
2. IRB approaches	10,836,802	4,234,575
2.1 Fundation	-	-
2.1 Advanced	10,836,802	4,234,575
3. Securization	6,290,947	1,975,319
B. CAPITAL REQUIREMENTS		
B.1 Credit and counterparty risk		**8,217,701**
B.2 Market Risk		**85,580**
1. Standardized approach		85,580
2. Internal models		-
3. Concentration risk		-
B.3 Operational risk		**197,254**
1. Basic indicator approach (BIA)		-
2. Traditional standardized approach (TSA)		-
3. Advanced measurement approach (AMA)		197,254
B.4 Other capital requirements		**-**
B.5 Total capital requirements		**8,839,757**
C. RISK ASSETS AND CAPITAL RATIOS		
C1. Weighed risk assets		110,496,959
C2. Tier 1 / Weighed risk assets (Tier 1 capital ratio)		38.48%
C3. Regulatory capital included Tier 3 / Weighed risk assets (Total capital ratio)		50.79%

Part G) Business Combinations

Notes to the Accounts

Part G) Business Combinations

Section 1 - Business Combinations achieved during the year

1.1 Business combinations

In 2008 no business combination under IFRS 3 was finalized. The changes undertaken in order to reorganize operations according to the Group business model adopted did not involve transfer of control over companies or businesses and therefore were not regulated by IFRS 3.

1.2 Other information on business combinations

Capitalia Group

In 2007 the business combination with Capitalia Group was completed through the absorption of Capitalia SpA by UniCredit SpA.

The initial recognition of this transaction in the 2007 accounts was provisional, according to IFRS 3. The limited time that elapsed from the acquisition date to the date of preparation of 2007 accounts did not make it possible to arrive at all fair value valuations under IFRS 3.

Since completion of the above mentioned valuations, the fair value of certain assets, liabilities and contingent liabilities recognized in 2007 accounts has been updated to take account of the improved knowledge gained so far. In compliance with IFRS 3 fair values were updated as from the acquisition date and therefore all changes were made on the basis of Capitalia's balance sheet as at October 1, 2007. As stated in Par A) of these notes, balances indicated in 2007 accounts have been recalculated to take account of the new values. Additionally, goodwill was determined provisionally in 2007 accounts, while final data are included in these accounts.

The following table shows a comparison between provisional data included in 2007 accounts and 2008 final data.

(€ million)

	2007 PROVISIONAL DATA	2008 FINAL DATA
Capitalia Group net assets	8,953	8,953
Fair value adjustment	5,048	4,436
Fair value of Capitalia net assets	**14,001**	**13,389**
Goodwill	3,544	4,163
Transaction cost	**17,545**	**17,552**

Recognition of Capitalia SpA net assets at fair value made the following adjustments necessary:

(€ million)	2007 PROVISIONAL DATA	2008 FINAL DATA
Financial instruments	12	12
Equity investments	5,468	5,468
Loans	-630	-1,098
Intangible assets	105	105
Property, plant and equipment	-101	-100
Securities issued	299	366
Provisions for risks and charges	-260	-314
Other liabilities	-73	-282
Tax effects	228	279
Total	**5,048**	**4,436**

1.2.1 Changes in goodwill over the year

Goodwill (€ million)	2007	2008
Opening balance		**3,544**
Gross value	-	3,544
Accumulated permanent reductions	-	-
Goodwill arising out of acquisitions made in the year	3,544	-
Completion of Capitalia Group Purchase Price Allocation		619
Net exchange differences	-	-
Other change	-	4,576
Closing balance	**3,544**	**8,739**
Gross value	3,544	8,739
Accumulated permanent reductions	-	-

Changes in goodwill in 2008 amounted to €4,576m and arose out of the internal reorganization which followed the absorption by UniCredit SpA of UniCredit Banca di Roma, Banco di Sicilia, Bipop Carire and Capitalia Partecipazioni (as described in the Report on Operations).

Under IAS 36 intangible assets with an indefinite useful life shall be tested for impairment annually by comparing the carrying amount of the assets with their recoverable amount, irrespective of whether there is any indication of impairment.

Goodwill is an intangible asset with indefinite useful life not generating cash flow, therefore it is necessary to calculate the recoverable amount of the Cash Flow Generating Unit (CGU) it belongs to. Goodwill arising out of business combinations was allocated as from the acquisition date to the cash flow generating units, which are expected to benefit from integration synergies, irrespective of whether other assets or liabilities of the absorbed company are allocated to these units.

For a description of the goodwill allocation methods to CGUs and the relevant impairment test see Part G - Business Combinations of the Consolidated Accounts, since the test was performed at consolidated CGUs level.

Section 2 - Business Combinations occurring after the end of the year

No data to be disclosed in this section.

Notes to the Accounts

Part H) Related-Party Transactions

Notes to the Accounts (amounts in thousands of €)

Part H) Related-Party Transactions

UniCredit SpA's related parties as defined by IAS 24 with which UniCredit Group companies undertook transactions included:

- UniCredit's direct and indirect subsidiaries
- UniCredit's associates
- UniCredit's key management personnel
- The close relatives of key management personnel and subsidiaries or associates of key management personnel or their close relatives
- Pension Funds benefiting Group employees.

Key management personnel are officers of UniCredit with direct or indirect power and responsibility for planning, management and control of the company's business. This group includes the CEO and the other Directors, the members of UniCredit's Management Committee and the Head of Internal Audit, in office in 2008.

1. Details of Directors' and Top Managers' Compensation

As required by Consob the following are details of the compensation paid to Members of the Board, the Statutory Auditors and senior managers with responsibility for strategy.

Remuneration paid to Directors, Statutory Auditors and Key Management Personnel (pursuant to article 78 of CONSOB resolution no. 11971 dated May 14, 1999 et seq.)

INDIVIDUAL	DESCRIPTION OF POSITION			COMPENSATION			
FIRST AND LAST NAME	POSITION HELD	PERIOD IN OFFICE	EXPIRATION OF TERM OF OFFICE (ON APPROVAL OF ACCOUNTS FOR)	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER COMPEN-SATION
DIRECTORS							
Dieter Rampl	Chairman of the Board of Directors	1/1.2008-12/31.2008	2008	1,386	26		11
	Chairman of the Permanent Strategic Committee	1/1.2008-12/31.2008	2008	44			
	Chairman of the Corporate Governance, HR and Nomination Committee	1/1.2008-12/31.2008	2008	43			
	Chairman of the Remuneration Committee	1/1.2008-12/31.2008	2008	43			
	Member of the Internal Control & Risk Committee	1/1.2008-12/31.2008	2008	45			
Gianfranco Gutty	Deputy Vice Chairman of the Board of Directors	1/1.2008-12/31.2008	2008	241			
	Member of the Permanent Strategic Committee	1/1.2008-12/31.2008	2008	44			
	Member of the Corporate Governance, HR and Nomination Committee	1/1.2008-12/31.2008	2008	43			
	Member of the Remuneration Committee	1/1.2008-12/31.2008	2008	43			
	Member of the Internal Control & Risk Committee	1/1.2008-12/31.2008	2008	45			
	Director in other Group companies						8
Franco Bellei	Deputy Chairman of the Board of Directors	1/1.2008-12/31.2008	2008	241	3		13
	Member of the Permanent Strategic Committee	1/1.2008-12/31.2008	2008	42			
	Member of the Remuneration Committee	1/1.2008-12/31.2008	2008	44			
	Director in other Group companies						8
Berardino Libonati	Deputy Chairman of the Board of Directors	1/1.2008-12/31.2008	2008	240			..
	Member of the Permanent Strategic Committee	1/1.2008-12/31.2008	2008	43			
	Member of the Remuneration Committee	6/25.2008-12/31.2008	2008	20			
	Member of the Internal Control & Risk Committee	1/1.2008-6/25.2008		22			
Fabrizio Palenzona	Deputy Chairman of the Board of Directors	1/1.2008-12/31.2008	2008	240			
	Member of the Permanent Strategic Committee	1/1.2008-12/31.2008	2008	44			
	Member of the Remuneration Committee	1/1.2008-12/31.2008	2008	42			
Anthony Wyand	Deputy Chairman of the Board of Directors	1/1.2008-12/31.2008	2008	240			..
	Member of the Permanent Strategic Committee	1/1.2008-12/31.2008	2008	44			
	Chairman of the Internal Control & Risk Committee	1/1.2008-12/31.2008	2008	45			
Alessandro Profumo	Member of the Board of Directors - Chief Executive Officer	1/1.2008-12/31.2008	2008	336	12		3,045
	Member of the Permanent Strategic Committee	1/1.2008-12/31.2008	2008	44			
	Member of the Corporate Governance, HR and Nomination Committee	1/1.2008-12/31.2008	2008	43			
	Director in other Group companies						-

Notes to the Accounts (Continued)

Part H) Related-Party Transactions (Continued)

continued:

Remuneration paid to Directors, Statutory Auditors and Key Management Personnel (pursuant to article 78 of CONSOB resolution no. 11971 dated May 14, 1999 et seq.)

INDIVIDUAL	DESCRIPTION OF POSITION			COMPENSATION			
FIRST AND LAST NAME	POSITION HELD	PERIOD IN OFFICE	EXPIRATION OF TERM OF OFFICE (ON APPROVAL OF ACCOUNTS FOR)	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER COMPEN-SATION
DIRECTORS continued:							
Manfred Bischoff	Member of the Board of Directors	1/1.2008-12/31.2008	2008	84			
	Member of the Permanent Strategic Committee	1/1.2008-12/31.2008	2008	44			
Vincenzo Calandra Buonaura	Member of the Board of Directors	1/1.2008-12/31.2008	2008	85	3		3
	Member of the Corporate Governance, HR and Nomination Committee	1/1.2008-12/31.2008	2008	43			
	Director in other Group companies						11
Enrico Tommaso Cucchiani	Member of the Board of Directors	1/1.2008-12/31.2008	2008	83			
Donato Fontanesi	Member of the Board of Directors	1/1.2008-12/31.2008	2008	85			
	Director in other Group companies						2
Francesco Giacomin	Member of the Board of Directors	1/1.2008-12/31.2008	2008	85			
	Member of the Corporate Governance, HR and Nomination Committee	1/1.2008-12/31.2008	2008	43			
Piero Gnudi	Member of the Board of Directors	1/1.2008-12/31.2008	2008	84	3		3
Friedrich Kadrnoska	Member of the Board of Directors	1/1.2008-12/31.2008	2008	85			
	Member of the Corporate Governance, HR and Nomination Committee	1/1.2008-12/31.2008	2008	42			
	Director in other Group companies						4
Max Dietrich Kley	Member of the Board of Directors	1/1.2008-12/31.2008	2008	83			
	Member of the Remuneration Committee	1/1.2008-12/31.2008	2008	42			
Marianna Li Calzi	Member of the Board of Directors	5/8.2008-12/31.2008	2008	55	2		2
	Member of the Internal Control & Risk Committee	6/25.2008-12/31.2008	2008	23			
Salvatore Ligresti	Member of the Board of Directors	1/1.2008-12/31.2008	2008	83			
Salvatore Mancuso	Member of the Board of Directors	1/1.2008-3/31.2008	resigned on 1/4.2008	20			
	Member of the Remuneration Committee	1/1.2008-3/31.2008	resigned on 1/4.2008	10			
	Director in other Group companies						30
Luigi Maramotti	Member of the Board of Directors	1/1.2008-12/31.2008	2008	85			
	Member of the Permanent Strategic Committee	1/1.2008-12/31.2008	2008	43			
	Member of the Corporate Governance, HR and Nomination Committee	1/1.2008-12/31.2008	2008	43			
Antonio Maria Marocco	Member of the Board of Directors	1/1.2008-12/31.2008	2008	86			
	Chairman of the Supervisory Body (*)	1/1.2008-12/31.2008	2008	25			
Carlo Pesenti	Member of the Board of Directors	1/1.2008-12/31.2008	2008	84			
	Member of the Remuneration Committee	1/1.2008-12/31.2008	2008	41			
Hans-Jürgen Schinzler	Member of the Board of Directors	1/1.2008-12/31.2008	2008	84			
	Member of the Permanent Strategic Committee	1/1.2008-12/31.2008	2008	43			

continued:

Remuneration paid to Directors, Statutory Auditors and Key Management Personnel (pursuant to article 78 of CONSOB resolution no. 11971 dated May 14, 1999 et seq.)

INDIVIDUAL	DESCRIPTION OF POSITION			COMPENSATION			
FIRST AND LAST NAME	POSITION HELD	PERIOD IN OFFICE	EXPIRATION OF TERM OF OFFICE (ON APPROVAL OF ACCOUNTS FOR)	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER COMPEN-SATION
DIRECTORS continued							
Nikolaus von Bomhard	Member of the Board of Directors	1/1.2008-12/31.2008	2008	82			
Franz Zwickl	Member of the Board of Directors	1/1.2008-12/31.2008	2008	85			
	Member of the Internal Control & Risk Committee	1/1.2008-12/31.2008	2008	46			
	Director in other Group companies						4
STATUTORY AUDITORS							
Giorgio Loli	Chairman of the Board of Statutory Auditors	1/1.2008-12/31.2008	2009	104			4
	Statutory Auditor in other Group companies						8
Gian Luigi Francardo	Standing Auditor	1/1.2008-12/31.2008	2009	79			3
	Statutory Auditor in other Group companies						119
Siegfried Mayr	Standing Auditor	1/1.2008-12/31.2008	2009	79			3
Aldo Milanese	Standing Auditor	1/1.2008-12/31.2008	2009	79			3
	Statutory Auditor in other Group companies						117
Vincenzo Nicastro	Standing Auditor	1/1.2008-12/31.2008	2009	79			3
	Statutory Auditor in other Group companies						95
Giuseppe Verrascina	Alternate Auditor	1/1.2008-12/31.2008	2009	-			
	Statutory Auditor in other Group companies						41
KEY MANAGEMENT PERSONNEL					221		15,127

(*) On August 1, 2008 the Control Body was renamed "Supervisory Body".
Carlo Pesenti's compensations were paid to Italmobiliare S.p.A.
Compensations for the offices of Director in other Group companies (totaling €3,433 thousand) were paid directly to UniCredit S.p.A.

Notes to the Accounts (Continued)

Part H) Related-Party Transactions (Continued)

Total compensation paid to the **Directors and senior managers with responsibility for strategy** is given below with details of the type of compensation as required by IAS 24.

In contrast to the Consob table above, these amounts do not include payments made to the Statutory Auditors since these do not come under IAS 24 and include contributions made by the Company, allocations to severance pay funds and the cost for the year of equity-based payments. The amounts shown do not include compensation for offices held in other Group companies.

Remuneration paid to key management personnel (including directors)

	2008	2007
a) short-term employee benefits	20,924	69,922
b) post-retirement benefits	2,411	5,516
of which: under defined benefit plans	-	*199*
of which: under defined contribution plans	*2,411*	*5,317*
c) other long-term benefits	63	71
d) termination benefits	2,300	7,008
e) share-based payments	15,059	9,580
Total	**40,757**	**92,097**

The decrease versus last year is principally due to the fact that, in line with the Group governance model – which provides for a direct link between corporate results and Senior Management variable compensation – no 2008 performance-related bonuses have been paid to the Group CEO nor to the other Key Management Personnel.

2. Related-Party transactions

It is established company practice, in the performance of its activity, to respect at all times the criteria of transparency, substantial and procedural correctness in transactions with related parties, as identified by the CONSOB, with reference to the international accounting principle known as "IAS 24", in line with laws and regulations prevailing from time to time.

As regards procedural profiles, as a listed issuer, in the 90's the company had already defined - in compliance with the recommendations made on the subject by CONSOB – a process for monitoring and informing the Board of Directors (and the Board of Auditors) about significant (atypical and/or unusual) transactions concluded with related parties. This process is intended to formalise the flow of information to the Board of Auditors, with information about the characteristics, the parties involved and the associated effects on the company's balance sheet, income statement and financial position, for all transactions with related parties, as well as to ensure that appropriate information be provided regularly in the management report that accompanies the annual financial statements.

UniCredit, always conscious of its position as a listed issuer, is also required to respect the information requirements foreseen in the CONSOB regulations in force, in relation to transactions with related parties, even when carried out through subsidiaries, whenever the object, payments, methods or timing might affect the security of company assets or the completeness and accuracy of the information, including accounting information, about the listed issuer. In this case, the company is required to make a related party disclosure document available to the public, drawn up according to the outline indicated in the aforementioned regulations.

Notwithstanding the frame of reference indicated above, during the year 2003 the UniCredit Board of Directors deliberated the definition of the criteria of identification of operations carried out with related parties, in compliance with the instructions originally provided by Consob in its communication no. 2064231 of September 30, 2002 and then by the model provided by IAS 24.

Intercompany transactions and/or transactions with related parties in general, both Italian and foreign, carried out by UniCredit in 2008 were performed on the basis of evaluations of reciprocal economic benefits. Conditions were defined strictly on the basis of the criteria of substantial correctness, in line with the shared goal of creating value for the entire group. These transactions were completed, as a rule, under conditions similar to those applied in transactions with unrelated third parties.

The same principle was also applied in relation to the intercompany supply of services, which were quantified on the basis of a minimum charge calculated to recover the related costs of production. The main services supplied internally within the UniCredit Group-information technology, real estate management and back office-are centralised in ad hoc legal entities or dedicated service centres, to achieve significant synergies, and the related level of service is monitored by the central departments of the Issuer. Services are supplied in accordance with specific contracts, i.e., service level agreements, entered intobetween each single supplier and customer. The service level agreements govern, among other things, the type of service to be provided, the amount of payment for the services, and the method by which the payment due is calculated.

While complying with the principle set out in art. 2391 of the Italian Civil Code on the subject of directors' interests, the Company must also comply with art. 136 of Legislative Decree 385/93 (Consolidated Banking Act) on the subject of the obligations of corporate banking officers, which provides that they (or any party related to them) may assume obligations to the bank they manage, direct or control, only after unanimous approval of the governing body and the favorable vote of the members of the controlling body.

For this purpose, the above officers are required to give notice of individuals or legal entities with whom the establishment of possible relations could be construed as generating this type of obligation pursuant to article 136 of Legislative Decree 385/93 (nominees and companies controlled by company officers as well as companies in which they perform administration, management or control functions, and their subsidiaries or parents).

Notes to the Accounts (Continued)

Part H) Related-Party Transactions (Continued)

It is company practice to use the services of independent experts to issue fairness or legal opinions when the nature of the transaction, including those with related parties, so requires.

The following table sets out the assets, liabilities and guarantees as at December 31, 2008, for each group of related parties.

	12.31.2008				
	SUBSIDIARIES	JOINT VENTURE	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES
Financial assets held for trading	2,025,406	-	1	-	-
Financial assets at fair value through profit or loss	1	-	-	-	-
Avalaible-for-sale-financial assets	-	-	3,744	-	6,415
Held-to-maturity investments	-	-	-	-	-
Loans and receivables with banks	195,894,100	179,078	-	-	8,477
Loans and receivables with customers	24,890,938	476,543	91,461	-	-
Equity investments	68,036,813	2,500	1,813,435	-	-
Other assets	1,995,578	113	28,964	-	3
Total assets	**292,842,836**	**658,234**	**1,937,605**	**-**	**14,895**
Deposits from banks	117,661,292	26,055	38,408	-	-
Deposits from customers	1,888,629	-	-	-	-
Securities and financial liabilities	28,759,185	-	-	-	-
Other liabilities	3,777,970	179	205	-	117
Total liabilities	**152,087,076**	**26,234**	**38,613**	**-**	**117**
Guarantees issued and commitments	**51,599,699**	**1,287,897**	**-**	**-**	**437**

Pursuant to the provisions of applicable regulations, in 2008 no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.

In respect of non-recurring events and transactions which are particularly important in view of the corporate organization, further details are provided in the consolidated report on operations (chapters "Corporate Transactions", "Subsequent events" and "Steps to Strenghten Capital").

Information on Stock options and other equity instruments granted to directors, general managers and other key management personnel, in accordance with Section 78 of the Issuers' Regulation no. 11971 requirements, are provided below.

UniCredit Stock option granted to Directors, General Managers and other key management personnel (pursuant to Article 78 of CONSOB Resolution No. 11971 dated May 14, 1999 et seq.)

		OPTIONS HELD AT BEGINNING OF THE PERIOD[1]			OPTIONS GRANTED DURING THE PERIOD			OPTIONS EXERCISED DURING THE PERIOD			OPTIONS EXPIRED IN THE PERIOD[2]	OPTIONS HELD AT THE END OF THE PERIOD[3]		
FULL NAME	POSITION HELD	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE MARKET PRICE AT EXERCISE DATE	NUMBER OF OPTIONS	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY
Alessandro Profumo	CEO	28,905,502	5.1391	Jul-15	6,843,895	4.1850	Jun-18	-	-	-	-	35,749,397	4.9565	Jan-16
Other managers	Key management personnel	30,101,228	5.5716	Aug-17	17,060,286	4.1850	Jun-18	224,000	2.2092	3.3350	345,048	46,592,466	5.0711	Jan-18
Total stock option		**59,006,730**			**23,904,181**			**224,000**			**345,048**	**82,341,863**		

(1) Options held at beginning of the period by managers qualified as Key Management Personnel includes 1,633,712 rights granted during previous accounting periods to managers who took KMP's office during 2008. At the same time, the number of options at beginning of the period has been reduced by 2,264,846 rights related to the change in Key Management Personnel perimeter: in 2008 Management Commitee members and the Internal Audit chief only have been qualified as KMP.

(2) Cancelled after resignation / retirement with loss of rights.

(3) Options held at the end of the period by managers qualified as Key Management Personnel includes 971,802 rights granted to managers who leaved KMP's office during 2008 without loss of rights.

"Average exercise price" and "Average maturity" are weighted according to the number of rights.

Other UniCredit equity instruments granted to Directors, General managers and other key management personnel (pursuant to Article 78 of CONSOB Resolution No. 11971 dated May 14, 1999 et seq.)

		PERFORMANCE SHARES HELD AT BEGINNING OF THE PERIOD[1]			PERFORMANCE SHARES GRANTED DURING THE PERIOD			PERFORMANCE SHARES EXERCISED DURING THE PERIOD			PERFORMANCE SHARES EXPIRED IN THE PERIOD[2]	PERFORMANCE SHARES HELD AT THE END OF THE PERIOD[3]		
FULL NAME	POSITION HELD	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE	AVERAGE MATURY	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE	AVERAGE MATURY	NUMBER OF OTHER EQUITYINSTRUMENTS	AVERAGE EXERCISE PRICE	AVERAGE MARKET PRICE AT EXERCISE DATE	NUMBER OF OTHER EQUITY INSTRUMENTS	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE	AVERAGE MATURY
Alessandro Profumo	CEO	1,330,575	-	Dec-09	849,497	-	Dec-11	-	-	-	-	2,180,072	-	Sep-10
Other managers	Key management personnel	5,336,173	-	Nov-09	2,794,829	-	Dec-11	-	-	-	91,084	8,039,918	-	Aug-10
Total Performance Shares		**6,666,748**			**3,644,326**			**-**			**91,084**	**10,219,990**		

(1) Performance Shares held at beginning of the period by managers qualified as Key Management Personnel includes 422,086 rights granted during previous accounting periods to managers who took KMP's office during 2008. At the same time, the number of performance shares at beginning of the period has been reduced by 586,087 rights related to the change in Key Management Personnel perimeter: in 2008 Management Committee members and the Internal Audit Chief only have been qualified as KMP.

(2) Cancelled after resignation / retirement with loss of rights.

(3) Performance Shares held at the end of the period by managers qualified as Key Management Personnel includes 168,496 rights granted to managers who leaved KMP's office during 2008 without loss of rights.

"Average exercise price" and "Average maturity" are weighted according to the number of rights.

Further information related to the mentioned long term incentive plans are exposed in "Part I - Share based payments".

Due to the exercise of synthetic Cash-Settled Share Appreciation Rights linked to the share-value of some not listed subsidiaries, €3,812 thousand has been settled to Key management personnel.

Notes to the Accounts

Part I) Share-based Payments

Notes to the Accounts

Part I) Share-based Payments

A. Qualitative information

Description of share-based payments

1. OUTSTANDING INSTRUMENTS

Group Medium & Long Term Incentive Plans for selected employees include the following categories:
- **Equity-Settled Share Based Payment**;
- **Cash Settled Share Based Payment**[1].

The first category includes the following:
- **Stock Option** allocated to selected Top & Senior Managers and Key Talents of the Group;
- **Performance Share** allocated to selected Top & Senior Managers and Key Talents of the Group and represented by free UniCredit ordinary shares that the Company undertakes to grant, conditional upon achieving performance targets set at Group and Division level in the Strategic Plan and any amendments thereto approved by the Board;
- **Restricted Share** allocated to selected Middle Managers of the Group.

The second category includes synthetic "Share Appreciation Rights" linked to the share-value of Pioneer Global Asset Management (PGAM).

2. MEASUREMENT MODEL

2.1 Stock Option

The Hull and White Evaluation Model has been adopted to measure the economic value of stock options.

This model is based on a trinomial tree price distribution using the Boyle's algorithm and estimates the early exercise probability on the basis of a deterministic model connected to:
- reaching a Market Share Value equals to an exercise price- multiple (**M**);
- probability of beneficiaries' early exit (**E**) after the end of the Vesting Period.

The following table shows the measurements and parameters used in relation to the Stock Options granted in 2008.

Measurement of Stock Options 2008

	STOCK OPTION 2008
Exercise Price [€]	4.185
UniCredit Share Market Price [€]	4.185
Date of granting Board resolution (Grant Date)	Jun-25-2008
Vesting Period Start-Date	Jul-9-2008
Vesting Period End-Date	Jul-9-2012
Expiry date	Jul-9-2018
Exercise price - Multiple **(M)**	1.5
Exit Rate Post Vesting **(E)**	3.73%
Dividend Yield*	4.8459%
Volatility	20.564%
Risk Free Rate	4.649%
Stock Options' Fair Value per unit at Grant Date [€]	**0.6552**

* Ratio between the average of the dividends paid by UniCredit S.p.A. from 2005 to 2008 and the stock's market value at grant date.

1. Linked to the economic value of instruments representing a Subsidiary's Shareholders' Equity.

Parameters are calculated as follows:
- **Exit rate:** annual percentage of Stock Options forfeited due to termination;
- **Dividend Yield:** last four years average dividend-yield, according to the duration of the vesting period;
- **Volatility:** historical daily average volatility for a period equals to the duration of the vesting period;
- **Exercise Price:** arithmetic mean of the official market price of UniCredit ordinary shares during the month preceding the granting Board resolution;
- **UniCredit Share Market Price:** set equals to the Exercise Price, in consideration of the "at the money" allocation of Stock Options at the date of grant.

2.2 Other equity instruments (Performance Shares)

The economic value of Performance Shares is measured considering the share market price at the grant date less the present value of the future dividends during the performance period. Parameters are estimated by applying the same model used for Stock Options measurement.

The following table shows the measurements and parameters used in relation to the Performance Shares granted in 2008.

Measurement of Performance Shares 2008

	PERFORMANCE SHARE 2008
Date of granting Board resolution (Grant Date)	Jun-25-2008
Vesting Period Start-Date	Jan-1-2011
Vesting Period End-Date	Dec-31-2011
UniCredit Share Market Price [€]	4.185
Economic Value of Vesting Conditions [€]	-0.705
Performance Shares' Fair Value per unit at Grant Date [€]	**3.480**

2.3 Other equity instruments (Restricted Shares)

The economic value of Restricted Shares is measured considering the share market price at grant date. Any new Restricted Shares' Plans haven't been granted during 2008.

Notes to the Accounts (Continued)

Part I) Share-based Payments (Continued)

B. Quantitative information

1. ANNUAL CHANGES

UniCredit Stock Option

ITEMS/NUMBER OF OPTIONS AND EXERCISE PRICE	YEAR 2008 NUMBER OF OPTIONS	YEAR 2008 AVERAGE EXERCISE PRICE[€]	YEAR 2008 AVERAGE MATURITY	YEAR 2007 NUMBER OF OPTIONS	YEAR 2007 AVERAGE EXERCISE PRICE[€]	YEAR 2007 AVERAGE MATURITY
A. Outstanding at beginning of period	159,556,809	5.1184	Dec-2015	109,837,343	4.9851	Sep-2016
B. Increases						
B.1 New issues	78,195,846	4.185	Jul-2018	29,809,423	7.094	Jul-2017
B.2 Other[1]				29,702,318	3.5013	Jan-2011
C. Decreases						
C.1 Forfeited	6,877,643	5.248		4,469,793	5.1723	
C.2 Exercised[2]	3,185,636	2.4865		5,322,482	4.3626	
C.3 Expired	109,200	2.2092				
C.4 Other						
D. Outstanding at end of period	227,580,176	4.8320	Nov-2016	159,556,809	5.1184	Dec-2015
E. Vested Options at end of period	63,946,358	4.1606	Apr-2012	44,344,112	4.2055	Sep-2010

1. Allocations resulting from the replacement of ex-Capitalia plans with LTI plans based on UniCredit shares.
2. Exercises include figures related to ex-Capitalia plans that had been replaced with LTI plans based on UniCredit shares. In 2008 the average market price at the exercise date is equal to € 3.8642.

Other UniCredit equity instruments: Performance Shares and Restricted Shares

ITEMS/NUMBER OF OTHER EQUITY INSTRUMENTS AND EXERCISE PRICE	YEAR 2008 NUMBER OF OTHER EQUITY INSTRUMENTS	YEAR 2008 AVERAGE EXERCISE PRICE[€]	YEAR 2008 AVERAGE MATURITY	YEAR 2007 NUMBER OF OTHER EQUITY INSTRUMENTS	YEAR 2007 AVERAGE EXERCISE PRICE[€]	YEAR 2007 AVERAGE MATURITY
A. Outstanding at beginning of period	30,087,788	-	Oct-2009	30,184,750	-	Nov-2008
B. Increases						
B.1 New issues	18,785,807	-	Dec-2011	8,205,268	-	Dec-2010
B.2 Other						
C. Decreases						
C.1 Forfeited	1,949,715	-		1,323,730	-	
C.2 Exercised				6,978,500	-	
C.3 Expired						
C.4 Other						
D. Outstanding at end of period[1]	46,923,880	-	Aug-2010	30,087,788	-	Oct-2009
E. Vested instruments at end of period	10,058,850			-		

1. UniCredit undertakes to grant, conditional upon achieving performance targets set in the Strategic Plan, 43,977,880 ordinary shares at the end of 2008 (27,141,788 ordinary shares at the end of 2007).

2. OTHER INFORMATION

Employee Share Ownership Plan 2008

In May 2008 the Ordinary Shareholders' Meeting approved the "UniCredit Group Employee Share Ownership Plan 2008" ("ESOP 2008") that offers to eligible Group employees the opportunity to purchase UniCredit ordinary shares at favorable conditions in order to reinforce employees' sense of belonging and commitment to achieve the corporate goals.

The ESOP 2008 was launched on October, 27 2008 in five countries across the Group (Austria, Bulgaria, Germany, Hungary and Italy) with a participation rate of about 3.6% of the eligible employees.

The ESOP 2008 is a broad based share plan under which:

1. during the **"Enrolment Period"** (from January 2009 to December 2009) the Participants can buy UniCredit ordinary shares ("Investment Shares") by means of monthly or one-off contributions (via one to three installments in March, May and/or October 2009) taken from their Current Account. In case, during this Enrolment Period, a Participant leaves the Plan, he/she will lose the right to receive any free ordinary shares at the end of the Enrolment Period;
2. at the end of the Enrolment Period (January 2010), each Participant will receive one free ordinary share (**"Discount Share"**) every 20 shares purchased; Discount Shares will be locked up for three years;
3. furthermore, at the end of the Enrolment Period, the Participant will receive another free restricted share (**"Matching Share"**) every 5 shares acquired, considering for the computation both the Investment Shares and the Discount Shares; also this free ordinary share will be subject to lockup for the next three years but, differently from the Discount Share, the Participant will lose the entitlement to the Matching Share if, during the three-year holding period, he/she will no longer be an employee of a UniCredit Group Company unless the employment has been terminated for one of the specific reasons stated in the Rules of the Plan. In some countries, for fiscal reasons, it will not be possible to grant the Matching Shares at the end of the Enrolment Period: in that case an alternative structure is offered that provides to the Participants of those countries the right to receive the Matching Shares at the end of the Holding Period ("Alternative Structure");
4. during the "**Holding Period**" (from January 2010 to January 2013), the Participants can sell the Investment Shares purchased at any moment, but they will lose the corresponding Matching Share (or right to receive them).

Discount Shares and Matching Shares are qualified as "Equity Settled Share-based Payments" as Participants, according to Plan's Rules, will receive UniCredit Equity Instruments as consideration for the services rendered to the legal entity where they are employed. For both Discount Shares and Matching Shares (or rights to receive them) the fair value will be measured at the end of the Enrolment Period according to the weighed average price paid by Participants to acquire the Investment Shares on the market.

All Profit and Loss and Net Equity effects related to ESOP 2008 will be booked as follows:
- during 2009 for Discount Shares;
- during the three-year period 2010-2012 for Matching Shares (or rights to receive them).

ESOP 2008 has not been produced any effect on 2008 Financial Statement.

Effects on Profit or Loss

All Share-Based Payment granted after November 7, 2002 which *vesting period* ends after January 1, 2005 are included within the scope of the IFRS2.

Financial statement presentation related to share based payments (euro/000)

	2008		2007	
	TOTAL	VESTED PLANS	TOTAL	VESTED PLANS
Costs	31,186		16,984	
- connected to Equity Settled Plans[1]	*31,186*		*16,984*	
- connected to Cash Settled Plans	-		-	
Debts for Cash Settled Plans[2]	2,836	2,836	79,034	79,034
- of which Intrinsic Value		*1,917*		*79,034*

1 Partly included in "other administrative expenses".

2 These debts are related to PGAM share's based medium – long term incentive plans and are offset by an equal credit towards PGAM that is booked in "other assets". Costs related to these incentive plans are recognized by the subsidiaries receiving "services" from the grantees.

Annexes

Annexes

Reconciliation of Condensed Account to Mandatory Reporting Schedule (amounts in million of €)

In order to provide the supplementary information required by CONSOB Communication No. DEM/6064293 of July 28, 2006, a reconciliation of the reclassified balance sheet and profit and loss account to the mandatory reporting schedules, is provided below.

Balance Sheet

	AMOUNTS AS AT		SEE NOTES TO THE ACCOUNTS
	12.31.2008	12.31.2007	
Assets			Part B) Assets
Cash and cash balances = *item 10*	33	4,027	Table 1.1
Financial assets held for trading = *item 20*	9,005	11,157	Table 2.1
Loans and receivables with banks = *item 60*	208,439	162,820	Table 6.1
Loans and receivables with customers = *item 70*	36,519	21,243	Table 7.1
Financial investments	80,078	78,469	
30. Financial assets at fair value through profit or loss	*318*	*59*	*Table 3.1*
40. Available-for-sale financial assets	*3,284*	*3,281*	*Table 4.1*
50. Held-to maturity invstments	*6,623*	*2,796*	*Table 5.1*
100. Equity investments	*69,853*	*72,333*	*Table 10.2*
Hedging instruments	2,110	568	
80. Hedging derivatives	*2,039*	*569*	*Table 8.1*
90. Changes in fair value of portfolio hedged financial assets	*71*	*-1*	*Table 9.1*
Property, plant and equipment = *item 110*	38	25	Table 11.1
Goodwill = *item 120 - intangible assets net of which: goodwill*	8,739	4,163	Table 12.1
Other intangible assets = *item 120 - Intangible assets net of goodwill*	33	106	Table 12.1
Tax assets = *item 130*	6,077	4,279	
Non-current assets and disposal groups classified as held for sale = *item 140*	-	712	Table 14.1
Other assets = *item 150*	5,019	2,233	Table 15.1
Total assets	**356,090**	**289,802**	

Balance Sheet			
	AMOUNTS AS AT		SEE NOTES TO THE ACCOUNTS
	12.31.2008	12.31.2007	
Liabilities and shareholders' equity			Part B) Liabilities
Deposits from banks = *item 10*	157,703	97,941	Table 1.1
Deposits from customers and debt securities in issue	131,527	118,677	
20. Deposits from customers	*9,193*	*7,863*	*Table 2.1*
30. Debt securities in issue	*122,334*	*110,814*	*Table 3.1*
Financial liabilities held for trading = *item 40*	3,893	7,726	Table 4.1
Financial liabilities at fair value through profit or loss = *item 50*	-	6,016	Table 5.1
Hedging instruments	3,929	1,886	
60. Hedging derivatives	*2,914*	*2,595*	*Table 6.1*
70. Changes in fair value of portfolio hedged financial liabilities	*1,015*	*-709*	*Table 7.1*
Provisions for risks and charges = *item 120*	1,490	1,160	Table 12.1
Tax liabilities = *item 80*	2,665	2,007	
Liabilities included in disposal group classifid as held for sale = *item 90*	-	371	
Other liabilities	3,893	3,418	
100. Other liabilities	*3,811*	*3,354*	*Table 10.1*
110. Provision for employee severance pay	*82*	*64*	*Table 11.1*
Shareholders' equity	50,990	50,600	
- Capital and reserves	47,818	48,569	
130. Revaluation reserves, of which: Special revaluation laws	*277*	*277*	*Table 14.7*
160. Reserves	*6,789*	*8,259*	
170. Share premium	*34,070*	*33,708*	
180. Share capital	*6,684*	*6,683*	*Table 14.2*
190. Treasury shares	*-2*	*-358*	*Table 14.2*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	-109	173	
130. Revaluation reserves, of which: Available-for-sale financial assets	*-98*	*165*	*Table 14.7*
130. Revaluation reserves, of which: Cash-flow hedges	*-11*	*8*	*Table 14.7*
- Net profit or loss = item 200	3,281	1,858	
Total liabilities and shareholders' equity	**356,090**	**289,802**	

Annexes (Continued)

Reconciliation of Condensed Account to Mandatory Reporting Schedule (Continued)

Income Statement

	YEAR		SEE NOTES
	2008	2007	TO THE ACCOUNTS
			Part C)
Net interest = item 30. Net interest margin	3,426	-1,158	Tables 1.1 and 1.4
Dividends and other income from equity investments	2,973	2,783	
70. Dividend income and similar revenue	*2,974*	*2,834*	*Table 3.1*
less: dividends from held for trading equity investments included in item 70	*-1*	*-51*	*Table 3.1*
Net interest margin	**6,399**	**1,625**	
Net fees and commissions = item 60	2,465	61	Tables 2.1 and 2.3
Net trading, hedging and fair value income	-288	66	
80. Gains and losses on financial assets and liabilities held for trading	*-240*	*5*	*Table 4.1*
+ dividends from held for trading equity investments included in item 70	*1*	*51*	*Table 3.1*
90. Fair value adjustments in hedge accounting	*-6*	*5*	*Table 5.1*
100. Gains and losses on disposal of: d) financial liabilities	*7*	*7*	*Table 6.1*
110. Gains and losses on financial assets/liabilities at fair value through profit or loss	*-50*	*-2*	*Table 7.1*
Net other expenses/income	-131	23	
190. Other net operating income	*217*	*62*	*Tables 13.1* and *13.2*
less: Other operating income - of which: recovery of costs	*-348*	*-39*	*Table 13.2*
Net non-interest income	**2,046**	**150**	
OPERATING INCOME	**8,445**	**1,775**	
Payroll costs	-2,948	-346	
150. Administrative costs - a) staff expenses	*-3,014*	*-388*	*Table 9.1*
less: integration costs	*66*	*42*	
Other administrative expenses	-2,492	-300	
150. Administrative costs - b) other administrative expenses	*-2,492*	*-325*	*Table 9.5*
less: integration costs	*-*	*25*	
Recovery of expenses = item 190. Other net operating income *- of which: Operating income - recovery of costs*	*348*	*39*	*Table 13.2*
Amortisation, depreciation and impairment losses on intangible and tangible assets	-91	-14	
170. Impairment/write-backs on property, plant and equipment	*-57*	*-11*	*Table 11.1*
180. Impairment/write-backs on intangible assets	*-34*	*-3*	*Table 12.1*
Operating costs	**-5,183**	**-621**	
OPERATING PROFIT	**3,262**	**1,154**	

continued:

Income Statement

	YEAR		SEE NOTES
	2008	2007	TO THE ACCOUNTS
			Part C)
Provisions for risks and charges	-402	-18	
160. Provisions for risks and charges	*-402*	*-18*	*Table 10.1*
less: integration costs	*-*	*-*	
Integration costs	-66	-67	
Net impairment losses on loans and provisions for guarantees and commitments	-285	22	
100. Gains and losses on disposal of a) loans	*-422*	*..*	*Table 6.1*
130. Impairment losses on a) loans	*173*	*33*	*Table 8.1*
130. Impairment losses on d) other financial assets	*-36*	*-11*	*Table 8.4*
Net income from investments	-286	564	
100. Gains and losses on disposal of b) available-for-sale financial assets	*95*	*744*	*Table 6.1*
130. Impairment losses on: b) available-for-sale financial assets	*-569*	*-5*	*Table 8.2*
210. Profit (loss) of associates - of which: Write-backs (write-downs) of equity investments	*7*	*-179*	*Table 14.1*
210. Profit (loss) of associates - of which: gains (losses) on disposal of equity investments	*180*	*3*	*Table 14.1*
240. Gains (losses) on disposal of investments	*1*	*1*	*Table 17.1*
PROFIT BEFORE TAX	**2,223**	**1,655**	
Income tax for the period = item 260. Tax expense (income) related to profit or loss from continuing operations	1,058	203	Table 18.1
NET PROFIT (LOSS) FOR THE YEAR	**3,281**	**1,858**	

Annexes (Continued)

Disclosure of fees paid to the Auditing Firm

and to entities belonging to its network for financial year 2008 (pursuant to article 149-duodecies, CONSOB Regulation no. 11971/99, as supplemented)

Disclosure of External Auditors' Fees - UniCredit S.p.A. - Financial Year 2008 - KPMG network

As prescribed by §149-duodecies of the Consob Issuers Regulation, the following table gives fees paid in 2008 for audit services rendered by KPMG SpA and firms in its network.

EXTERNAL AUDITING	SERVICE PROVIDER NAME OF AUDITING FIRM	UNICREDIT GROUP SUBSIDIARY ASSIGNING THE SERVICE COMPANY NAME	DESCRIPTION OF SERVICE	FEES[1] (€'000)
Auditing Firm	KPMG S.p.A.	UniCredit S.p.A.	Audit of Company and Consolidated Accounts and First Half Report, accounting checks and foreign branches[2]	€ 1,330
Auditing Firm Total				€ 1,330
External Auditing Total				**€ 1,330**

CHECKING FOR THE PURPOSES OF OTHER OPINIONS	SERVICE PROVIDER NAME OF AUDITING FIRM	UNICREDIT GROUP SUBSIDIARY ASSIGNING THE SERVICE COMPANY NAME	DESCRIPTION OF SERVICE	FEES[1] (€'000)
Auditing Firm	KPMG S.p.A.	UniCredit S.p.A.	Checking the provisional data of the Prospectus and issuing a comfort letter relating to the capital increase; limited review of the consolidated Q3 Report as at September 30, 2008; issuing confort letters; audit of the Sustainability Report; signing the Italian tax declaration forms *(Modello Unico* and *Modello 770 S/O)*	€ 3,171
Auditing Firm Total				€ 3,171
Network Auditing Firm(s)				-
Network Auditing Firm(s) Total				-
Date Checking Total				**€ 3,171**

OTHER NON-AUDITING SERVICES	SERVICE PROVIDER NAME OF AUDITING FIRM	UNICREDIT GROUP SUBSIDIARY ASSIGNING THE SERVICE COMPANY NAME	DESCRIPTION OF SERVICE	TYPE	FEES[1] (€'000)
Auditing Firm	KPMG S.p.A.	UniCredit S.p.A.	Checking the English translation of the annual accounts and first half report	Checking	€ 14
Auditing Firm Total					€ 14
Network Auditing Firm(s)	KPMG Audit Sp.zo.o.	UniCredit S.p.A.	Translation of financial reports issued for the Warsaw stock exchange from English to Polish		€ 80
Network Auditing Firm(s) Total					€ 80
Other Non-Auditing Services Total					**€ 94**
GRAND TOTAL					**€ 4,595**

1. Net of VAT and out-of pocket expenses
2. Contract approved by the Shareholders' Meeting of May 10, 2007 for total fees of €770,000, as supplemented by the Board of Directors on February 12, 2009, following the absorption of Capitalia (additional fees: €560,000)

Internal Pension Funds: Statement of Changes in the Year and Final Accounts (amounts in €)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Pension Fund for the employees of Cassa di Risparmio di Trieste Collections Division" Registration no. 9081	98	-	Defined benefit		Payable by the company: 5.25%
Opening balance as at 12.31.2007				**5,453,047**	
Provisions for the year:					
- interest cost				259,991	
- actuarial gains/losses recognised in the year				-	Payable by the employee: 1.35% - 3% depending on category
Benefits paid in the year				452,292	
Balance as at 12.31.2008				**5,260,746**	
Present value of the liabilities				**4,596,874**	
Non-recognised actuarial gains/losses				**663,872**	
"Supplementary Pension Fund for employees of Cassa di Risparmio di Torino in liquidation" Registration no. 9084	4	-	Defined benefit		
Opening balance as at 12.31.2007				**188,312**	
Provisions for the year:					
- interest cost				10,012	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				52,487	
Balance as at 12.31.2008				**145,837**	
Present value of the liabilities				**276,985**	
Non-recognised actuarial gains/losses				**-131,148**	
"Supplementary Pension Fund for the collection management staff of Cassa di Risparmio di Torino" Registration no. 9085	173	-	Defined benefit		
Opening balance as at 12.31.2007				**11,193,016**	Payable by the company according to technical accounts
Provisions for the year:					
- interest cost				591,482	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				1,192,130	
Balance as at 12.31.2008				**10,592,368**	
Present value of the liabilities				**10,798,421**	
Non-recognised actuarial gains/losses				**-206,053**	

Annexes (Continued)

Internal Pension Funds: Statement of Changes in the Year and Final Accounts (Continued)

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Supplementary Company Pension Fund of the general obligatory insurance for the employees of the credit section of Cassa di Risparmio di Trento e Rovereto Spa, the Social Security Fund for employees of the agencies of the Tax Collections Service, and for the employees of the tax collection agency of Cassa di Risparmio di Trento e Rovereto Spa" Section A Registration no. 9131	441	-	Defined benefit		Payable by the company according to technical accounts + average monthly Euribor rate on equity
Opening balance as at 12.31.2007				**39,726,925**	
Provisions for the year:					
- interest cost				1,755,433	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				4,352,017	
Other increases				97,257	
Balance as at 12.31.2008				**37,227,598**	
Present value of the liabilities				**36,011,342**	
Non-recognised actuarial gains/losses				**1,216,256**	
"Contract for Pensions and Social Security for Staff belonging to the Management/Senior Management, Officers, Managers, Employees, Subordinate employee and Auxiliary staff categories of Cariverona Banca Spa" Registration no. 9013	985	4	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2007				**76,418,469**	
Provisions for the year:					
- interest cost				3,668,429	
- actuarial gains/losses recognised in the year				-	
- current service cost (gross)				11,000	
Benefits paid in the year				8,461,891	
Other increases				99,325	
Balance as at 12.31.2008				**71,735,332**	
Present value of the liabilities				**70,242,099**	
Non-recognised actuarial gains/losses				**1,493,233**	

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Supplementary pension fund of the obligatory insurance, invalidity, widows and survivors insurance (managed by the INPS) of the Cassa di Risparmio di Ancona" (absorbed on 10/1/89 by Cariverona Banca Spa) - Registration no. 9033	45	1	Defined benefit		Payable by the Company 10% + technical accounts
Opening balance as at 12.31.2007				**4,341,651**	
Provisions for the year:					
- interest cost				201,877	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				421,630	
Balance as at 12.31.2008				**4,121,898**	
Present value of the liabilities				**2,849,470**	
Non-recognised actuarial gains/losses				**1,272,428**	
"Pension fund for employees, clerks and auxiliary workers of Banca Cuneese Lamberti Meinardi & C. - Cuneo" (absorbed on 8/1/92 by Cariverona Banca Spa) - Registration no. 9012	36 (*)	4	Defined benefit		Payable by the Company on the basis of the technical accounts Payable by Employees: 1%
Opening balance as at 12.31.2007				**4,168,780**	
Provisions for the year:					
- interest cost				210,543	
- actuarial gains/losses recognised in the year				-	
Current service cost (gros)				14,000	
Benefits paid in the year				348,020	
Balance as at 12.31.2008				**4,045,303**	
Present value of the liabilities				**4,050,964**	
Non-recognised actuarial gains/losses				**-5,661**	
"Pension fund for the employees of the former Credito Fondiario delle Venezie Spa" Registration no. 9067	9	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2007				**1,339,582**	
Provisions for the year:					
- interest cost				67,468	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				105,702	
Balance as at 12.31.2008				**1,301,348**	
Present value of the liabilities				**1,264,192**	
Non-recognised actuarial gains/losses				**37,156**	

(*) of which:3 deferred benefit

Annexes (Continued)

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Agreement for the regulation of the social security benefits of the employees of the Istituto Federale delle Casse di Risparmio delle Venezie Spa" - Registration no. 9068	61	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2007				**4,850,858**	
Provisions for the year:					
- interest cost				250,878	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				530,833	
Balance as at 12.31.2008				**4,570,903**	
Present value of the liabilities				**4,687,392**	
Non-recognised actuarial gains/losses				**-116,489**	
"Internal Company Fund (FIA) of the former Credito Romagnolo" + CIP former Banca del Friuli - Registration no. 9151	1,215	-	Defined benefit		Payable by the Company from 2.5% to 6% +2.5% on equity Payable by the employee from 2% to 6%
Opening balance as at 12.31.2007				**104,195,285**	
Provisions for the year:					
- interest cost				5,377,264	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				10,142,154	
Balance as at 12.31.2008				**99,430,395**	
Present value of the liabilities*				**102,176,988**	
(*) of which: Actual value of the obligation stipulated by the Agreement dated 1.31.1990 item 18				*1,755,000*	
Non-recognised actuarial gains/losses				**-2,746,593**	
"Supplementary Pension Fund for the employees of the former Carimonte Banca Spa" - Registration no. 9147	163	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2007				**12,818,392**	
Provisions for the year:					
- interest cost				627,295	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				1,184,287	
Balance as at 12.31.2008				**12,261,400**	
Present value of the liabilities				**11,909,522**	
Non-recognised actuarial gains/losses				**351,878**	

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Fund for the employees of Magazzini Generali" Registration no. 9148	3	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2007				**111,443**	
Provisions for the year:					
- interest cost				6,239	
- actuarial gains/losses recognised in the year				954	
Benefits paid in the year				11,954	
Balance as at 12.31.2008				**106,682**	
Present value of the liabilities				**118,117**	
Non-recognised actuarial gains/losses				**-11,435**	
"Supplementary retirement benefits in favour of the members of the General Management of Credito Italiano who retired between January 1, 1963 and September 30, 1989 attributed to UniCredito Italiano" - Registration no. 9029	16	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2007				**11,396,969**	
Provisions for the year:					
- interest cost				543,613	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				1,264,443	
Balance as at 12.31.2008				**10,676,139**	
Present value of the liabilities				**10,082,336**	
Non-recognised actuarial gains/losses				**593,803**	
"Company Social Security Fund supplementing INPS benefits. Additional-benefit reserve accounts for employees of former Banca dell'Umbria 1462 S.p.A.". incl. the tax collection service SORIT - Registration no. 9021 e 9020	138	-	Defined benefit		Payable by the Company: reserve coverage Payable by employees: 1.5%
Opening balance as at 12.31.2007				**12,706,022**	
Provisions for the year:					
- interest cost				471,663	
- actuarial gains/losses recognised in the year				-2,297,804	
Benefits paid in the year				2,785,598	
Other increases				1,624,522	
Balance as at 12.31.2008				**9,718,805**	
Present value of the liabilities				**11,014,922**	
Non-recognised actuarial gains/losses				**-1,296,117**	

Annexes (Continued)

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Social Security Fund supplementing INPS benefits of Cassa Risparmio Carpi SpA Defined-benefit reserve account for former employees" - Registration no. 9022	62	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2007				**4,319,347**	
Provisions for the year:					
- interest cost				213,355	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				440,888	
Balance as at 12.31.2008				**4,091,814**	
Present value of the liabilities				**3,654,091**	
Non-recognised actuarial gains/losses				**437,723**	
"Pension fund for the employees of former UniCredit Banca Mediocredito" - Registration no. 9127	39	-	Defined benefit		
Opening balance as at 12.31.2007				**3,296,628**	
Provisions for the year:					
- interest cost				160,317	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				452,114	
Balance as at 12.31.2008				**3,004,831**	
Present value of the liabilities				**2,893,635**	
Non-recognised actuarial gains/losses				**111,196**	
Pension fund for the employees of Capitalia Head Office (former Banco di S.Spirito, former Banco di Roma and former Cassa di Risparmio di Roma)" - Registration no. 9165	125 (*)	20	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2007				**87,535,427**	
Provisions for the year:					
- interest cost				4,385,853	
- actuarial gains/losses recognised in the year				-	
Current service cost (gross)				157,391	
Benefits paid in the year				7,847,803	
Balance as at 12.31.2008				**84,230,868**	
Present value of the liabilities				**82,240,777**	
Non-recognised actuarial gains/losses				**1,990,091**	

(*) of which: 21 deferred benefit

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
Statement post-employment benefits and pensions for staff of the Cassa di Risparmio di Roma - Registration no. 9096	2.763 (*)	1.429	Defined benefit		
Opening balance as at 12.31.2007				**-**	
Opening balance of absorbed company				**211,473,067**	Payable by the Company on the basis of the technical accounts
Provisions for the year:					
- interest cost				10,261,348	
- actuarial gains/losses recognised in the year				-	
- Current service cost (gross)				1,770,925	
Benefits paid in the year				13,172,297	
Balance as at 12.31.2008				**210,333,043**	
Present value of the liabilities				**190,477,127**	
Non-recognised actuarial gains/losses				**19,855,916**	
Statement of the "Pension Fund for staff of the former Bipop Group CARIRE - Registration no. 1202	21	-	Defined benefit		
Opening balance as at 12.31.2007				**-**	Payable by the Company on the basis of the technical accounts
Opening balance of absorbed company				**400,000**	
Balance as at 12.31.2008				**400,000**	
Present value of the liabilities				**2,345,405**	
Present value of plan assets				**1,918,713**	
Present value of the liabilities, not funded by plan assets				**426,692**	
Non-recognised actuarial gains/losses				**-26,692**	
Statement of "Post-employment benefit for staff of Banco di Sicilia" - Registration no. 9161	3.471 (**)	223	Defined benefit		Payable by the Company on the basis of the technical accounts Payable by employees: Senior Management: 0.8% Management (3rd and 4th grade): 0.6% Management (1st and 2nd grade): 0.30% Other Staff: 0.15%
Opening balance as at 12.31.2007				**-**	
Opening balance of absorbed company				**180,874,183**	
Provisions for the year:					
- interest cost				8,549,495	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				25,057,780	
Other increases				8,309	
Balance as at 12.31.2008				**164,374,207**	
Present value of the liabilities				**160,885,135**	
Non-recognised actuarial gains/losses				**3,489,072**	

(*) of which:554 deferred benefit.
(**) of which:164 deferred benefit.

Annexes (Continued)

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
Statement of the "FIP former Sicilcassa - supplementary pension fund for staff of Cassa Centrale di Risparmio V.E. per le province siciliane" - Registration no. 9063	2.927	-	Defined benefit		
Opening balance as at 12.31.2007				-	
Opening balance of absorbed company				**87,535,130**	Payable by the company on basis of the tecnical accounts
Provisions for the year:					
- interest cost				4,450,388	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				10,433,310	
Balance as at 12.31.2008				**81,552,208**	
Present value of the liabilities				**83,605,576**	
Non-recognised actuarial gains/losses				**-2,053,368**	
Statement of the "Pension fund for employees of the former Banca di Roma" - London Branch	190 (*)	-	Defined benefit		
Opening balance as at 12.31.2007				-	
Opening balance of absorbed company				**20,519,622**	
Provisions for the year:					
- interest cost				2,217,137	
- corrent service cost (gross)				-	
- performance of plan assets				-1,494,737	
- exchange rate effect				-4,721,129	
Balance as at 12.31.2008				**16,520,893**	
Present value of the liabilities				**41,827,821**	
Present value of plan assets				**23,845,669**	
Present value of the liabilities, not funded by plan assets				**17,982,152**	
Non-recognised actuarial gains/losses				**-1,461,259**	
"Pension fund for the employees of the London Branch" (ex Credito Italiano)	96 (**)	11	Defined benefit		
Opening balance as at 12.31.2007				**3,929,218**	
Provisions for the year:					
- corrent service cost (gross)				183,727	
- interest cost				758,132	
- performance of plan assets				-758,285	
- actuarial gains/losses recognised in the year				-96,829	
Benefits paid in the year				99,737	
Exchange rate effects				-1,159,843	
Balance as at 12.31.2008				**2,756,383**	
Present value of the liabilities				**10,608,830**	
Present value of plan assets				**9,171,458**	
Present value of the liabilities, not funded by plan assets				**1,437,372**	
Non-recognised actuarial gains/losses				**1,319,011**	

(*) of which:166 deferred benefit.
(**) of which: 85 deferred benefit.

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Supplementary Pension Fund of the general obligatory insurance for the employees of the credit section of Cassa di Risparmio di Trento e Rovereto Spa, the Social Security Fund for the employees of the tax collection agencies of the Tax Collection Service and for the employees of the tax collection agency of Cassa di Risparmio di Trento e Rovereto Spa" Sections B e C - Registration no. 9131	-	641	Defined contribution - individual capitalisation		Payable by the Company for employees ante*: min. 2% max 14.35% for employees post*: min. 2% - max 2.35% + empl. sever. pay + average monthly Euribor rate on equity
Opening balance as at 12.31.2007				**41,715,865**	
Decreases:				**3,867,062**	
Capital paid out in the year				3,867,062	
Increases;				**4,815,986**	
Performance of liquid assets net of operating costs and replacement tax				1,443,372	
Other changes:					
- contributions paid by employees and the Company[1]				74,443	
- contributions paid by other Group Companies[1]				3,288,405	
- other				9,766	Payable by employees: by employees ante 0.50% by employees post 2%
Balance as at 12.31.2008				**42,664,789**	
FUND ASSETS					
Liquid assets				42,578,396	
Items to be settled				86,393	
Total assets				**42,664,789**	

1. includes employee severance pay

* ante/post employees: those who joined the complementary social security fund before/after 4.28.1993, when Legislative Decree 124/93 came into force

Annexes (Continued)

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Pension Fund supplementing INPS benefits. Defined-contribution account of former Banca dell'Umbria 1462 S.p.A." - Registration no. 9021	-	615	Defined contribution		Employees "ante": (*) - payable by the employee 0.25% with the option to contribute also the employee severance pay - payable by the Company: from 2% to 6.28%
Opening balance as at 12.31.2007				**33,468,898**	
Decreases:				**2,569,916**	
Capital paid out in the year				2,352,808	
Other changes:					
- transfer to other pension funds				-	
- payment of insurance policy covering death and invalidity risk				217,108	
Increases:				**3,883,775**	
Performance of liquid assets net of operating costs and replacement tax				1,461,175	
Other changes:					
- contributions paid by employees and the Company (1)				238,289	Employees "post": (*) - payable by the employee min. 0.25% + sever. pay - payable by the Company: 2%
- contributions paid by other Group Companies (2)				2,161,074	
- other				23,237	
Balance as at 12.31.2008				**34,782,757**	
FUND ASSETS					
Liquid assets				34,988,024	
Items to be settled				-205,267	
Total assets				**34,782,757**	

(1) includes employee severance pay and costs in respect of death and invalidity risk cover
(2) includes employee severance pay
* ante/post employees: those who joined the supplementary social security fund before/after 4.28.1993, when Legislative Decree 124/93 came into force

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Social Security Fund supplementing INPS benefits. Defined-contribution account - (cost of living) of former Banca dell'Umbria 1462 S.p.A." - Registration no. 9020			Defined contribution		
Opening balance as at 12.31.2007				**206,207**	
Provisions for the year				-	
Balance as at 12.31.2008				**206,207**	

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Social Security Fund supplementing INPS benefits - Cassa di Risparmio di Carpi S.p.A. - Pension account" - Registration no. 9022	-	4	Defined contribution - individual capitalisation		Contribution rate employees ante*: from 0% in steps of 0.5% + employee severance pay, up to 2.325% (voluntary) Company contribution rate: - seniority in the Fund 12.31.96: (under 10 years: 3.5%, from 11 to 20 years: 4%, from 21 to 25 years: 5%, from 26 to 30 years: 6%, from 31 to 35 years: 6.5%, over 35 years: 1.5%) - rates according to age as at 12.31.96: under 30 years: 1, from 31 to 35 years: 1.1, from 36 to 40 years: 1.2, from 41 to 45 years: 1.25, from 46 to 50 years: 1.3 Contribution rate employees post*: - from 0% to 2% in steps of 0.5% + empl. severance pay Company contribution rate: 2%
Opening balance as at 12.31.2007				**9,469,542**	
Decreases:				**9,338,077**	
Capital paid out in the year				210,283	
Reduction in fund assets net of admin. expense and gross of withholding tax				73,364	
Paid out on transfer of members of the fund to the Group's external pension fund				9,054,430	
Balance as at 12.31.2008				**131,465**	
FUND ASSETS					
Liquid assets net of items to be settled				131,465	
Total assets				**131,465**	

* ante/post employees: those who joined the complementary social security fund before/after 4.28.1993, when Legislative Decree 124/93 came into force

Annexes (Continued)

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2008	EMPLOYEES IN SERVICE AS AT 12.31.2008	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Pension Fund for employees of former UniCredit Banca MEDIOCREDITO S.p.A. - Registration no. 9127	-	1	Defined contribution		Payable by the Company: 2.75% Payable by the employee: 1% + additional voluntary contribution from 0% to 2%
Opening balance as at 12.31.2007				**12,284,300**	
Decreases:				**12,131,379**	
Capital paid out in the year				734,198	
Decrease of securities and cash net of operating costs and tax withholding credit				145,906	
Paid out on transfer of members of the fund to the Group's external pension fund				11,251,275	
Balance as at 12.31.2008				**152,921**	
FUND ASSETS					
Liquid assets net of items to be settled				152,921	
Total assets				152,921	

Internal Pension Funds

In 2008 UniCredit assumed the supplementary pension schemes that were previously in the former Capitalia Group.

Following the carve-out whereby UniCredit Banca, Bipop Carire, UniCredit Banca di Roma and Banco di Sicilia were absorbed by UniCredit S.p.A., the internal pension funds held by the last two of these entities – viz., the Pension and provident fund for staff of the former Cassa di Risparmio di Roma, the former Banca di Roma external plans with London branch and the Pension Fund for staff of Banco di Sicilia, as well as FIP former Sicilcassa – Supplementary Pension Fund for the staff of Cassa Centrale di Risparmio V.E. per le province siciliane – were taken over by UniCredit.

The above corporate transaction also entailed UniCredit's assumption of the guarantee originally issued by the former Bipop-Carire, as required by the by-laws of the Former Bipop-Carire Group staff Pension Fund, in favor of the staff entitled to defined benefit.

Under Group agreements with staff unions, outstanding individual pension schemes in the name of current members of the former CrCarpi and former UBMC fund were transferred to the Pension Fund for UniCredito Italiano Group staff.

There was no change to current legislation in this field, though the ongoing interpretation of the supervisor, COVIP, clarified the application of the more complex aspects of the law.

2008 was thus a year of consolidation of the situation that emerged in 2007 with the coming into effect of Law 252/05. The severe and increasing market turmoil had no significant effect on the overall performance of the funds, since these funds are invested in Group assets and not in financial instruments.

The liabilities of defined-benefit funds are determined using the projected unit credit method. Funded plans' assets are valued at fair value at the balance-sheet date. The balance sheet consists of the Deficit or Surplus (i.e. the difference between the fund's obligations and its assets) net of unrecognized actuarial gains or losses. Actuarial gains or losses are recognized in the income statement only if they exceed the 10% corridor.

The average rates of the main financial and actuarial assumptions were the following:

	12.31.2008	12.31.2007
Discount Rate	5.51%	5.25%
Expected yield of plan assets	4.60%	6%
Expected rate of salary growth	3.01%	3%
Future increases in pension benefits	2.20%	1.70%
Expected inflation rate	2.06%	2.00%
Mortality rate (*)	RG48	RG48

(*) only for Italy plans

Certification

Certification pursuant to Article 81-ter of CONSOB Regulation no. 11971/99, as amended

1. The undersigned Alessandro Profumo (as Chief Executive Officer) and Ranieri de Marchis (as the Manager Charged with preparing the financial reports), of UniCredit SpA, taking into consideration Article 154-bis (subparagraph 3 and 4) of Italian Legislative Decree February 24, 1998 n.58, do hereby certify:
   - the adequacy in relation to the Legal Entity features and
   - the actual application

   of the administrative and accounting procedures employed to draw up 2008 annual financial statements.

2. The adequacy of administrative and accounting procedures employed to draw up 2008 annual financial statements has been evaluated applying a Model defined by UniCredt SpA coherent with "Internal Controls - Integrated Framework" (CoSO) and "Control Objective for IT and Related Technologies" (Cobit), which represent international commonly accepted standards for internal control system.

3. The undersigned also **certify** that:

   3.1 The 2008 annual financial statements:

   a) was prepared in compliance with applicable international accounting standards recognized by the European Community pursuant to European Parliament and Council Regulation no.1606/2002 of July 19, 2002;

   b) corresponds to results of the books and accounts records;

   c) prepared according to Article 9 of the Legislative Decree N.38/05, is suitable to provide a fair and correct representation of the situation of the assets and liabilities, the economic and financial situation of the issuer.

   3.2 The directors' report shall contain a reliable analysis of the trend and operating results, as well as the situation of the Issuer, together with a description of the main risks and uncertainties they are exposed.

Milan, March 17, 2009

Alessandro Profumo

Ranieri de Marchis

«After 26 years working for the Group, I thought I had seen everything. Then came 2008, which was the most professionally challenging year ever.
I have seen the dynamism of the Group and its workforce.
I know we can rise to the challenge.
I know our commitment.
I know our strength.
I know the best is yet to come.»

Tony Hall
United Kingdom



Report and Resolutions

Report of the Board of Statutory Auditors

Report of the Board of Statutory Auditors

Pursuant to Article 153 of Legislative Decree No. 58 of February 24, 1998

Dear Shareholders,

In 2008 we monitored compliance with the law and the Company's By-Laws, adherence to the principles of proper management, the fitness of the organisational structure for each area of operation, the internal control system and the administrative and accounting procedures, as well as the reliability of such procedures to accurately reflect business operations, the manner of specific implementation of the rules of corporate governance contained in codes of conduct drawn up by companies managing regulated markets or by trade associations, to which the company has publicly declared its adherence, and the appropriateness of instructions issued by the Company to its subsidiaries concerning the disclosure of information to the public, pursuant to § 149 Law 58/98.

We attended the 14 meetings of the Board of Directors, and the Chairman of the Board of Statutory Auditors and one or more Auditors, as designated from time to time, attended the 14 meetings of the Audit and Risks Committee.

We obtained information from the Directors on the activities carried out and on the most significant transactions, in terms of their effect on profitability, finance and capital, carried out by the Company and by its subsidiaries, and we ascertained that the actions decided and executed were in accordance with the law and with the company By-Laws and were not manifestly imprudent, reckless or potential generators of conflicts of interest.

In the previous financial year, numerous intercompany and related-party transactions were carried out, as described in the Board of Directors' Report with reference to current CONSOB regulations.

Pursuant to § 23 By-Laws, the Statutory Auditors were provided with all essential information on these transactions.

These transactions were concluded in the Company interest and under similar conditions to those applying to transactions made with unrelated third parties, i.e. in a Group interest perspective with the aim of recovering all costs incurred.

Our examination of the information provided did not reveal any transactions, including intercompany or related-party transactions, that might be considered to be untypical and/or unusual.

****

We carried out our duties by means of direct observation and inspections, as well as meetings with the managers of the various departments to obtain information, data and operational plans. For the reciprocal exchange of relevant information, we held periodic meetings with representatives of the auditing firm KPMG SpA, which is responsible for the auditing, pursuant to § 155 Law 58/98, in respect to UniCredit SpA company financial statements and UniCredit Group consolidated financial statements, and limited auditing of the first half report, as well as verification that the company accounts are properly kept and that all management operations are properly entered in the accounting books.

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2008 saw a continuation of the activities of integrating the former Capitalia networks and foreign subsidiaries. Some of the main integration activities were as follows: (i) extension of the Group IT platform to the former Capitalia banks, and definition of the programme for integration of the "commercial bank" platform in Germany, Austria and major eastern European countries; (ii) distribution of the Italian branches according to the new territorial scheme: UniCredit Banca in the north, UniCredit Banca di Roma in the centre/south, and Banco di Sicilia in Sicily; (iii) reallocation of corporate and private clients, residential mortgages and personal loans from former Capitalia banks to the segment banks and companies created by the Group.

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With particular reference to the unfavourable international climate and its repercussions on the financial system, we constantly monitored the liquidity situation and the actions taken to ensure capital adequacy. We obtained from the management the necessary information on the maintenance of the capital requirements and on the actions taken for consolidation and for the strengthening of risk management. We also obtained frequent and repeated reassurances from the external Auditors concerning the correct presentation, in the accounts and in the interim reports, of the valuations of Italian and foreign assets with the greatest exposure to the volatility of the financial markets.

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During 2008, the Internal Audit maintained its focus on the greatest risks to which the Group is exposed. The activities of the Group Internal Audit determined that the system of internal controls within the Group was satisfactory overall, while noting the need for improvement in a number of areas.

In addition to monitoring the activities of local internal auditors, the Internal Audit Department completed 79 direct audits following specific requests; of these, 52 concerned the parent company and 27 were carried out by the Internal Audit Department jointly with local Internal Audit Departments. We examined each of these audits and made pertinent recommendations where considered appropriate.

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The supervisory duties of the Board of Statutory Auditors were also carried out by means of 21 team audits (including one performed on a foreign branch), meetings with the Auditors of the principal Italian subsidiaries, meetings with the Chairs of the Internal Control and Risks Committees of the principal Italian subsidiaries, and meetings with the chief external Auditors of the principal Italian and foreign subsidiaries. No significant findings emerged requiring to be reported to the regulatory authorities.

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During the course of 2008 and up to the present date, the Board of Statutory Auditors received two complaints pursuant to § 2408 Civil Code.

Mr Salvo Cardillo invited the Board of Statutory Auditors to verify compliance with the rules on prompt communication to the public of privileged information for the period 1 September 30, 2008 and any omissions from such information, also in respect of the real estate market. In the period indicated by Mr Cardillo, it was found that the Directors were not entered in the "occasional" section of the Registry of persons having access to privileged information. Furthermore, during the same period of time and in subsequent days, it was found that eight "price sensitive" press releases had been made to the market pursuant to § 114 of the Consolidated Finance Act, concerning, among other things, the financial situation of the UniCredit Group and the prompt measures taken to significantly strengthen its asset base. With regard to the alleged inertia on the part of the Directors in defending the interests of the Group, according to the findings of the audits carried out, the company, its Managing Director and other company representatives provided news, data and information to the public about the Group, which was cited in 17 national and international press articles, as well as on the company website. More specifically, with specific reference to the real estate market, it was confirmed that HYPO Real Estate was never part of the UniCredit Group, having left the HVB Group long before it was acquired by UniCredit.

Mr Santoro followed up a similar accusation made in 2007, which was reported on in last year's report to the shareholders, by stating the following facts to the Statutory Auditors on March 23, 2009 and requesting they take action accordingly:

1. In the motion and the public prosecutor's and examining judge's dismissal of the prosecution of managers of the former Capitalia Group for aiding and abetting and false accounting, as stated by the accuser, in the bank's management of various reorganizations of its subsidiary Sanità SpA, serious offences. In February 2009 Mr Santoro appealed to the Supreme Court against the dismissal.
2. Mr Profumo should not have told the Shareholders' Meeting held on November 14, 2008 that no further action was to be taken in respect of the liability of the Directors of Sanità SpA, already approved by a final judgement of the magistracy, because the shareholders of Sanità SpA had rejected it, given that Banca di Roma held 99.9% of the capital of Sanità SpA and should have abstained on the grounds of conflict of interest.
3. Mr Profumo should not have stated to the Shareholders' Meeting that the career bonus paid to Mr Geronzi was duly resolved by the Board of Directors as proposed by the Remuneration Committee and having consulted the Statutory Auditors, as required by § 2389, 3 Civil Code, to which §19 of Capitalia's By-Laws refers, since the mentioned section of the Civil Code contemplates only compensation paid to Directors for special mandates and §19 of Capitalia's By-Laws does not concern the option of paying a career bonus.
4. Mr Profumo should not have stated to the Shareholders' Meeting that the bank bears the defence costs of Mr Geronzi and the other accused given the provisions of the collective labour contracts whenever criminal acts or personal interest or profit are to be excluded from their behaviour, since these offences are not only very serious and recognized by the judicial system, but also aimed to conceal the real situation of the bank from the supervisory authorities.
5. Mr Profumo should not have told the Shareholders' Meeting that no provision was being made for Parmalat's claim for damages of €5 billion and then reach a settlement costing €200 million.

Report of the Board of Statutory Auditors (Continued)

6. The following checks were requested in respect of the last capital raising:
   a. Which parties subscribed shares at €3.083 instead of buying them in the stock exchange for under €1.50;
   b. Whether Mediobanca's purchase of the shares not taken up is in violation of § 2359 et seq. Civil Code;
   c. Whether the continual sales of the bank's shares in the stock exchange are not determined by those who are aware that the real situation is very different from the officially described state of affairs, with particular reference to loans and possible future losses.

On point 1, the Statutory Auditors are not able to make a judgment since the matter is still sub judice.

On point 2, given that the mere ownership of a majority of the shares in a company does not cause to exist, per se, a situation of conflict of interest for the shareholder who is called on to express an opinion of a liability action unless the existence of a specific interest of the shareholder in question is proven contrary to the interest of the company, the Statutory Auditors note that, in the specific case, their checks showed that the shareholders of the mentioned company had always rejected (by a vote of the majority of those present) the liability action, since it would have brought no advantage to the company. Consequently, the very existence of this reason manifests the fact that the shareholder made a judgment in the interest of the company at the time of the decision in which no conflict of interest can be found, consistently with the foregoing. The Statutory Auditors record lastly that until the 2003 reform of corporate law, the only party allowed to promote a liability action against serving Directors in 1992 was Sanità SpA and not individual shareholders.

On point 3, the Statutory Auditors examined the documents then prepared by Capitalia SpA, including a pro-veritate opinion by a leading legal firm, which confirmed that the career bonus is regulated by § 2389, paragraph 3 of the Civil Code.

On point 4, the Statutory Auditors refer to point 1. According to the dismissal order, no liability is ascribable to former Capitalia Group members, therefore the behaviour of the Bank in respect of bearing the defence costs is legitimate.

On point 5, the Statutory Auditors noted that Mr Profumo in the shareholders' meeting of November 14, 2008 had confirmed the transaction with the Parmalat Group during the extraordinary meeting and had explained the reasons according to which a claim of €12 billion should be defined costing €270 million.

On point 6, the Statutory Auditors performed the checks required and noted that:
   a. The parties who subscribed shares are individuals and legal persons; detailed information received by intermediaries is available to all shareholders in the shareholders' book kept at the Company;
   b. The provisions of § 2359-bis of the Civil Code – Subscription of shares by subsidiaries – is not applicable since Mediobanca SpA is not a subsidiary of UniCredit SpA;
   c. Loan quality control systems aim to prevent that the loan quality is assessed unilaterally. The segregated assessment, control and monitoring functions shall ensure objectivity. The Audit function supervises compliance with rules and procedures.

Mr Santoro invited the Board of Statutory Auditors to supervise the adequacy of the organisational, administrative and accounting structure adopted by the company as well as its effective functioning, and mentioned two cases in which he had noted criticisable behaviours. The Statutory Auditors are examining the two cases in compliance with their supervisory role.

During the course of 2008 and up to the present date, we received 3 statements providing for the implementation, when appropriate, of the necessary corrective actions in relation to the identified issues.

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With regard to the mandates conferred on the external auditors, the following additional mandates were entrusted to KPMS SpA. and its network ("parties related to the Company responsible for the auditing of ongoing relations" form part of the network, as defined by CONSOB Regulation No. 11971):

- Issuance of a "comfort letter" regarding bond issues on the US market, for a fee of €45,000.00;
- Issuance of a "comfort letter" regarding bond issues on the European market (6), for a fee of €481,800.00;
- Auditing of the English version of the statutory and consolidated accounts at December 31, 2008 and of the half-yearly report at 30 June 2008, for a fee of €13,900.00;
- Auditing of the interim consolidated accounts at September 30, 2008, for a fee of €679,000.00;
- Auditing of pro-forma figures from the Prospectus pertaining to the UniCredit capital increase, and issuance of a "comfort letter" relating to the accounting data in the Prospectus, for a fee of €1,600,000.00;
- Signature of the Unified Tax Return form and Simplified and Standard Tax Form 770, for a fee of €25,000.00;
- Auditing of the accounts of the UniCredit Group at December 31, 2008, for a fee of €300,000.00;
- Review of the reporting system for the accounts of the UniCredit Group at December 31, 2008, for a fee of €40,000.00;
- Translation of financial reports issued for the purposes of the Warsaw Stock Exchange, for a fee of €80,000.00;

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The Board of Statutory Auditors issued the opinions required pursuant to Art. 2389 of the Civil Code regarding the remuneration of Directors carrying out special duties.

In addition, pursuant to Art. 5, paragraph 2 of the Supervisory Requirements concerning the Regulation of Covered Bonds, we issued our favourable opinion on the legal conformity of the activities described in the UniCredit Group Covered Bonds Programme, and the supervisory requirements and provisions of Banca d'Italia. In addition, we issued our favourable opinion on the comments contained in the product Sheet, confirming the maintenance of the bank's economic and capital equilibrium as provided for by the Group Financial Audit Plan approved by the Board of Directors on January 22, 2008, designed to maintain the bank's economic and capital equilibrium.

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Pursuant to the market regulation instructions issued by Borsa Italiana [Italian Stock Exchange], we have provided you with the Annual Report on the Corporate Governance system and on compliance with the Corporate Governance Code for Listed Companies.

The Board of Statutory Auditors has verified the proper application of the assessment criteria and procedures adopted by the Board of Directors to assess the independence of its own members.

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The external Auditors have expressed a positive opinion on the company accounts and consolidated accounts. The Board of Statutory Auditors has noted that the accounts have been prepared in conformity with the applicable rules, and has found the information provided by the Board of Directors in its reports to be complete, adequate and consistent with the data contained in the accounts, as well as with the requirements of Banca d'Italia and CONSOB. The Board of Statutory Auditors believes that the appropriation of the profits for the year, as proposed by the Board of Directors, is not contrary to the provisions of the law and of the By-laws.

April 10, 2009

THE BOARD OF STATUTORY AUDITORS
GIORGIO LOLI (Chairman)
GIAN LUIGI FRANCARDO
SIEGFRIED MAYR
ALDO MILANESE
VINCENZO NICASTRO

Report of the Board of Statutory Auditors (Continued)

List of the offices of every member of the Board of Statutory Auditors (Annex 5bis - Table 4)

NAME	COMPANY	OFFICE HELD	EXPIRY OF OFFICE	NR. OF OFFICES HELD IN LISTED COMPANIES	TOTAL NR. OF OFFICES HELD
Giorgio Loli				2	18
	Acer Italia SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2010		
	Coesia SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2008		
	Finprema Srl	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	G.D SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2010		
	Isoil Impianti SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2008		
	Isoil Industria SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2008		
	ITS SpA	Director	Approval of Financial Statements at 12.31.2010		
	Maire Technimont SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	Polaroid (Italy) SpA in liquidation	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2010		
	StyleMark SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2010		
	Residenziale Immobiliare 2004 SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2010		
	Studio Arte Srl	Chairman of the Board of Directors	Approval of Financial Statements at 12.31.2009		
	UniCredit Real Estate SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2008		
	UniCredit SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	Poli e Associati SpA	Member of the Board	Approval of Financial Statements at 12.31.2008		
	Consorzio del Compr. Del Porto di S. Teresa Gallura	Member of the Board	Approval of Financial Statements at 12.31.2010		
	Verde Moscova Soc. Coop	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	Perennius Capital Partners SGR SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		

NAME	COMPANY	OFFICE HELD	EXPIRY OF OFFICE	NR. OF OFFICES HELD IN LISTED COMPANIES	TOTAL NR. OF OFFICES HELD
Gian Luigi Francardo				1	6
	UniCredit SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	UniCredit Banca SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2010		
	Pioneer Global Asset Management SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	Uniaudit SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2008		
	SAIWA SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2010		
	Comar Ass.ni SpA (in compulsory receivership)	Official Receiver	Until end of the office		

NAME	COMPANY	OFFICE HELD	EXPIRY OF OFFICE	NR. OF OFFICES HELD IN LISTED COMPANIES	TOTAL NR. OF OFFICES HELD
Siegfried Mayr				1	1
	UniCredit SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		

Report of the Board of Statutory Auditors (Continued)

List of the offices of every member of the Board of Statutory Auditors (Annex 5bis - Table 4) (Continued)

NAME	COMPANY	OFFICE HELD	EXPIRY OF OFFICE	NR. OF OFFICES HELD IN LISTED COMPANIES	TOTAL NR. OF OFFICES HELD
Aldo Milanese				3	16
	AEM Torino Distribuzione SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2010		
	Azimut Holding SpA	Member of the Board of Directors	Approval of Financial Statements at 12.31.2009		
	Centro Estero per l'Internazionalizzazione del Piemonte S.c.p.A. - CIEP S.c.p.A.	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2008		
	Federal Mogul Italy Srl	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	Finanziaria Città di Torino Srl	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	Finanziaria Fondazioni SpA in Liquidazione	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	Holding Piemonte e Valle d'Aosta SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	IRIDE SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2008		
	Pegaso Investimenti Campioni d'Impresa SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2008		
	Pronto Assistance SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2008		
	Teksid SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	Torino Nuova Economia SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2008		
	UniCredit Family Financing Bank SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2011		
	UniCredit SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	UniCredit Private Banking SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2010		
	UniManagement Srl	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		

NAME	COMPANY	OFFICE HELD	EXPIRY OF OFFICE	NR. OF OFFICES HELD IN LISTED COMPANIES	TOTAL NR. OF OFFICES HELD
Vincenzo Nicastro				2	12
	Filati Bertrand in Administration	Chairman of the Supervisory Committee	//		
	Carrozzeria Bertone SpA in Administration	Provisional Liquidator	//		
	UniCredit SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2009		
	UniCredit Corporate Banking SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2010		
	UniCredit Leasing SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2011		
	Sitech SpA	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2008		
	Realty Vailog SpA	Director	Approval of Financial Statements at 12.31.2008		
	Reno de Medici SpA	Director	Approval of Financial Statements at 12.31.2010		
	Red.IM Srl	Chairman of the Board of Directors	Approval of Financial Statements at 12.31.2011		
	Chia Hotels & Resorts SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2010		
	Costa Verde Arbus Srl	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2010		
	Cosud Srl	Member of the Board of Statutory Auditors	Approval of Financial Statements at 12.31.2008		

Report of the External Auditors



KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of Legislative decree no. 58 of 24 February 1998

To the shareholders of
UniCredit S.p.A.

1 We have audited the separate financial statements of UniCredit S.p.A. as at and for the year ended 31 December 2008, comprising the balance sheet, income statement, statement of changes in equity, cash flow statement and notes thereto. The company's directors are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards endorsed by the European Union and the Italian regulations implementing article 9 of Legislative decree no. 38/05. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors. We believe that our audit provides a reasonable basis for our opinion.

The separate financial statements present the prior year corresponding figures for comparative purposes. As disclosed in the notes, the parent's directors restated such corresponding figures included in the prior year separate financial statements. We audited such financial statements and issued our report thereon on 9 April 2008. We have examined the methods used to restate the prior year corresponding figures and related disclosures to the extent that we considered to be necessary to express an opinion on the separate financial statements at 31 December 2008.

3 In our opinion, the separate financial statements of UniCredit S.p.A. as at and for the year ended 31 December 2008 comply with the International Financial Reporting Standards endorsed by the European Union and the Italian regulations implementing article 9 of Legislative decree no. 38/05. Therefore, they are clearly stated and give a true and fair view of the financial position of UniCredit S.p.A. as at 31 December 2008, the results of its operations, changes in its equity and its cash flows for the year then ended.



4 The directors of UniCredit S.p.A. are responsible for the preparation of a report on operations in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations with the financial statements to which it refers, as required by article 156.4-bis.d of Legislative decree no. 58/98. For this purpose, we have performed the procedures required by the Italian Standard on Auditing 001 issued by the Italian Accounting Profession and recommended by Consob. In our opinion, the report on operations is consistent with the separate financial statements of the UniCredit Group as at and for the year ended 31 December 2008.

Milan, 9 April 2009

KPMG S.p.A.

(signed on the original)

Mario Corti
Director of Audit

Resolutions passed at the Shareholders' Meeting

Resolutions passed at the Shareholders' Meeting

Resolutions of the shareholders' meeting held on April 29, 2009

The Ordinary Meeting of the Shareholders of UniCredit held on April 29, 2009, having noted the Reports of the Directors and the Statutory Auditors for the 2008 financial year, approved the Accounts as at December 31, 2008 and resolved to appropriate net profit as proposed by the Board of Directors, viz.:

- to pay a dividend of €0.025 on each savings share, payable as from May 21, 2009, going ex-dividend on May 18, 2009, through the intermediaries that participate in the Monte Titoli system.

The Extraordinary Meeting of the Shareholders of UniCredit resolved to approve the proposed scrip issue pursuant to §2442 Civil Code in the amount of €1,218,815,136.50 through the issue of 2,435,097,842 ordinary shares and 2,532,431 savings shares with a par value of €0.50 each, to be assigned to holders of ordinary shares and saving shares in the Company, imputing to capital a Reserve for the assignment of profit to shareholders by means of a scrip issue of new shares for the above amount set up on approval of the appropriation of net profit for the year 2008. The new shares will be assigned in the ratio of 29 new ordinary shares to 159 ordinary shares held and 7 new savings share to 60 saving shares held with a par value of €0.50 each.

The shares will be listed "ex-assignment" as of May 18, 2009 and the new shares will be placed at the disposal of shareholders according to the above ratios as from May 21, 2009.

The Shareholders' Meeting also resolved to:

- fix the number of members of the Board of Directors at 23 for financial years 2009 through 2011, and appointed the following Directors to remain in office until the approval of the 2011 Accounts:

1. Giovanni BELLUZZI
2. Farhat Omar BENGDARA
3. Manfred BISCHOFF
4. Vincenzo CALANDRA BUONAURA
5. Luigi CASTELLETTI
6. Enrico Tommaso CUCCHIANI
7. Donato FONTANESI
8. Francesco GIACOMIN
9. Piero GNUDI
10. Friedrich KADRNOSKA
11. Marianna LI CALZI
12. Salvatore LIGRESTI
13. Luigi MARAMOTTI
14. Antonio Maria MAROCCO
15. Fabrizio PALENZONA
16. Carlo PESENTI
17. Alessandro PROFUMO
18. Dieter RAMPL
19. Hans Jürgen SCHINZLER
20. Anthony WYAND
21. Franz ZWICKL
22. Theodor WAIGEL
23. Lucrezia REICHLIN

- fix the compensation of the Board of Directors and members of Board Committees, for each year in office, as provided by § 26 of the Company's By-Laws and the Chairman of the Supervisory Body pursuant to Law 231/01 as follows:
  - Board of Directors: €3.200.000, of which €1.315.000 to the Members of Board Committees;
  - Attendance fee for Board and Committee meetings: €400;
  - Chairman of the L231 Supervisory Body: €25.000.

- authorize the Directors of UniCredit to hold office in competitor concerns, pursuant to § 2390 Civil Code;

- approve the UniCredit Group's remuneration policy;

- approve the 2009 UniCredit Group Employee Share Ownership Plan.

Creative concept, Graphic development and Composition:
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Printed: Grafiche Milani Segrate (Milano)
May 2009


UniCredit

At UniCredit Group we are aware that our business activities have an impact on the environment, and always factor environmental sustainability into our strategic decisions.

In 2009 the greenhouse gas emissions associated with the paper used for the publication of 2008 Consolidated Reports and Accounts and Sustainability Report have been offset by a contribution to a biomass-fueled district heating plant in Italy (Valtellina).

The offsets for the 2008 Consolidated Reports and Accounts and Sustainability Report were executed in association with AzzeroCO_2


AzzeroCO2

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Courtesy Ferruccio Torboli (UniCredit Group)




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